Form 20-F
period 2002-12-31
TOP IMAGE SYSTEMS LTD
filed 2003-06-30
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Top Image Systems Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

2 Habarzel Street, Ramat Hahayel, Tel Aviv 69710, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, nominal value NIS 0.04 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

6,098,890 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X    No __

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 __     Item 18 X

i

PART I

Forward Looking Statements

               Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words or phrases “will likely result,”  “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “plan” or similar expressions identify some, but not all of the “forward looking statements” contained in this report.   Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.  We wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.  We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and various other factors set forth in Item 3, “Key Information – Risk Factors” and elsewhere in this annual report.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.     KEY INFORMATION

Selected Financial Data

               The following selected financial data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from, and should be read in conjunction with, the Company’s consolidated financial statements, related notes and other financial information included elsewhere in this annual report. The selected financial data as of December 31, 1998 and 1999 have been derived from the Company’s audited consolidated financial statements not appearing in this annual report.  The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP.  Israeli GAAP vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Application of U.S. GAAP would have affected our results of operations and shareholders’ equity for each of the years in the three-year period ended December 31, 2002 to the extent summarized in Note 18 to the consolidated financial statements included elsewhere in this annual report.

	1998 $	1999 $	2000 $	2001 $	2002 $

Revenues	6,844,294	8,299,774	10,626,342	11,959,249	7,799,093
Cost of revenues	1,874,879	1,978,945	3,923,932	3,072,333	3,005,463
Gross profit	4,969,415	6,320,829	6,702,410	8,886,916	4,793,630
Research and development, net	–	677,624	2,121,901	2,198,628	1,340,408
Selling, general and administrative, and other expense	3,942,252	5,901,405	11,386,054	9,800,622	7,464,572
Financial expense (income)	(143,968)	47,212	(439,972)	(287,197)	(187,318)
Other (income) expense	(23,261)	25,294	460	(33,708)	3,756
Taxes on Income	–	–	–	–	–
Minority share in loss of a subsidiary	–	–	2,410	–	–
Net income (loss)	1,194,392	(236,282)	(6,363,623)	(2,791,429)	(3,827,788)
Israeli GAAP net basic and dilutive income (loss) per share	0.313	(0.053)	(1.088)	(0.440)	(0.628)
Israeli GAAP weighted average number of shares outstanding	3,820,517	4,267,760	5,848,890	6,341,390	6,098,890
U.S. GAAP net basic income (loss) per share	0.313	(0.061)	(1.095)	(0.458)	(0.627)
U.S. GAAP weighted average number of shares outstanding	3,820,517	3,885,188	5,810,376	6,098,890	6,098,890
U.S. GAAP net dilutive income (loss) per share	0.312	(0.061)	(1.095)	(0.458)	(0.627)
U.S. GAAP weighted average number of shares outstanding	3,826,424	3,933,495	5,810,376	6,098,890	6,098,890

Balance Sheet Data:

	1998 $	1999 $	2000 $	2001 $	2002 $

Cash and cash equivalents	2,020,659	2,039,519	12,107,098	9,419,165	7,400,889
Working capital	6,103,705	6,537,447	14,075,684	11,292,455	7,739,509
Total Assets	7,571,442	8,062,005	18,069,247	15,548,725	12,001,066
Long Term debt	19,950	9,350	–	–	–
Total liabilities	1,114,806	1,207,582	3,389,362	3,528,128	3,798,801
Shareholders equity	6,456,636	6,854,423	14,679,885	12,020,597	8,202,265

Risk Factors

The market for data capture systems and automatic form processing systems is highly competitive.

               The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies, as well as with manual data entry systems.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  This risk is particularly acute during difficult economic times such as the present.

A slow-down in our customer´s industry or a decline in economic conditions could adversely impact the sale of our products and  our prospects of achieving profitability.

               A slowdown in the industries into which we sell our products would likely result in significantly reduced product demand, erosion of selling prices and overcapacity.  Such a downturn could materially reduce demand for the products and technology that we offer.  In addition, our ability to reduce expenses in response to any downturn or slowdown in such industries may be limited because of:

•	our continuing need to invest in research and development;

•	our capital equipment requirements; and

•	marketing requirements.

               Since 2000 there has been a global recession and a resulting decline in economic conditions.  If general economic and industry conditions fail to improve, demand for our products could be adversely affected, as could the financial health of our suppliers and resellers.  In addition, the September 11, 2001 terrorist attacks on the United States and the subsequent military response, as well as the recent war in Iraq, have had, and may continue to have, a negative effect on the global economy and our business and that of and our customers.  Any similar acts of violence or war may further negatively affect our business environment, revenues and profitability and could also result in a disruption of our business or that of our customers.

Our success depends on our strategic marketing relationships and the marketing and distribution efforts of our distributors and other strategic partners.

               Our prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners.  The loss or diminishment of our relationship of any one of our significant strategic partners could have a material and adverse effect on our existing operations and growth prospects.  We intend to seek to recruit additional distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products.  We cannot assure you that we will be able to develop such relationships.

Our lengthy sales cycle increases our exposure to customer cancellations or delays in orders, which may result in volatile quarterly revenues.

               In general our sales cycle takes between 9 and 12 months to complete.  During this time, we may expend substantial funds and management effort.  Lengthy sales cycles subject us to a number of significant risks, including fluctuations in operating results, over which we have little or no control.

If we do not respond to rapid technological change, new product introductions and enhancements and evolving industry standards, our products and services could become obsolete.

               Our ability to compete will depend upon our ability to offer products at competitive prices in a timely and cost-effective manner.  Our product decisions must anticipate the changing demand for products.  If we are unable to develop, modify and enhance our existing technology to respond to such changing demands, standards and customer demands, our business could be adversely affected.  In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

We have had a history of losses and may incur future losses.

               Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997 and 1998, and our losses may continue.  For the year ended December 31, 2002, we had a net loss of $3,827,788, and accumulated deficit of $14,209,783.  We plan to maintain the level of our aggregate product development, sales and marketing and administrative expenses over the near future.  Accordingly, to maintain our current level of financial performance, we will need to increase or maintain our revenues.  We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.  This may cause our stock price to decline.

               We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.  Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the size, timing and shipment of orders;

•	customer deferral of orders in anticipation of new products, product upgrades or price enhancements;

•	the high level of competition that we encounter;

•	the timing of our product introductions, upgrades or enhancements or those of our competitors or of providers of complementary products; and

•	the purchasing patterns and budget cycles of our customers.

We derive significant revenue from distributors or resellers of our products and default in payment by them could adversely affect us.

               A default in payment by one or more of our significant distributors or resellers could adversely affect our business, results of operations, and financial condition.  Although we believe that we have made adequate reserves against our receivables, we cannot assure you that uncollected receivables will not exceed those reserves.  If they do exceed our reserves in a significant manner, we could suffer a material adverse effect on our business, results of operations, and financial condition.

Our success and financial results are subject to all of the risks inherent in the development of new products.

               Our success and financial results are subject to all of the risks inherent in the development of new products, including unanticipated delays, expenses, and technical problems or difficulties, as well as the possible insufficiency of funds to implement our efforts, which could result in abandonment or substantial change in product development.

The loss of our key employees would hurt our ability to implement our strategy and could adversely affect our business, results of operations and financial condition.

               Our success depends upon the contributions of our executive officers and other key personnel.  All of our key management and technical personnel have expertise which is in high demand among our competitors, and the loss of any of these individuals could cause our business to suffer.  We do not as a general matter maintain key man life insurance policies on our officers, directors and key employees.

Our success depends on our proprietary software technology.

               Our success depends upon our proprietary software technology.  Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not so infringe or that third parties will not assert infringement claims against us in the future.  In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license.  We cannot assure you that we would be able to do either in a timely manner, upon acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action.  Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management. Failure to do any of the foregoing could have a material adverse effect on us.  Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which could have a material adverse effect on us.

               We have been named by Millennium L.P. in a suit claiming that our operations infringe on patents it holds.  We are currently evaluating the merits of the suit and how to react. We believe that we are not infringing Millennium’s patents and further the that Millennium’s patents are invalid. We also believe that the potential liability, if any, with respect to this action will not materially adversely affect our financial position, results of operations or cash flows but we cannot assure you of the outcome of the suit or its impact on our operations or financial condition.

Our inability to protect our intellectual property could adversely affect our competitive position and, consequently, our business and operations.

               Our success depends on our ability to protect our intellectual property.  We have not yet obtained any patents and we cannot assure you that we will obtain any patents.  In addition, we cannot assure you that:

•	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

               Further, the laws of foreign jurisdictions where we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law.  We cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

               We also rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.

Our products may contain defects, requiring us to allocate significant time and financial resources to correct, and which may result in damage to our reputation and liability claims.

               Despite our testing efforts, our products may contain undetected errors or defects.  Such errors or defects could require us to divert significant financial and other resources to correct the problems and could result in liability claims made against us by our customers for damages related to product defects.  Moreover, the occurrence of such defects could result in adverse publicity, significant customer relations problems and injury to our reputation, and may impair or delay the market acceptance of our products.  A successful product liability claim against us could have a material adverse effect.

We engage in international sales, which expose us to a number of foreign political and economic risks.

               We engage in international sales, which are subject to a number of risks that could seriously impede our financial condition and growth.  For instance, trade restrictions, changes in tariffs and export duties and license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. Further, we cannot assure you that the laws of foreign jurisdictions where we sell and seek to sell our products afford similar or any protection of our intellectual property rights as may be available under United States laws.  We are directly impacted by the political, economic, military and other conditions in the countries where we sell or seek to sell our products, including the recent Severe Acute Respiratory Syndrome, or SARS outbreak.

Our capital requirements have, historically, been significant and we may not in the future be able to meet our requirements with our working capital.

               Historically, our capital requirements have been significant.  We may in the future require additional financing to fund our operations and capital requirements beyond our working capital.  In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all.  We have no current arrangements with respect to, or potential sources of, additional equity financing, and we do not anticipate that existing shareholders will provide any portion of our future financing requirements.  Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts.  In addition, to the extent that we incur indebtedness, we will be subject to risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate, and cash may be insufficient to repay interest and principal on any such indebtedness.  Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

               Since our principal offices and manufacturing facilities and many of our suppliers are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse affect on our business conditions, including our ability to develop, manufacture and market our products.

Our operations may be disrupted by the obligation of key personnel to perform military service.

               Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually.  Moreover, in light of escalating hostilities and threats of armed conflict in the Middle East since October 2001, our executive officers and employees may be called for active military duty for an unlimited period of time.  Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

Since most of our revenues will most likely be generated in U.S. dollars and other non-Israeli currencies but a significant portion of our expenses are and will continue to be incurred in New Israeli Shekels, we may be adversely impacted by inflation and fluctuations in currency exchanges.

               We anticipate that most of our revenues will be generated in U.S. dollars and currencies other than New Israeli Shekels NIS, but most of our expenses will be incurred in NIS.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or such other currencies, or if the timing of this devaluation lags behind inflation in Israel.  In that event, the cost of our operations in Israel measured in NIS will increase and our results of operations could be adversely affected.  In addition, our operations also could be adversely affected as a result of fluctuations in currency exchange rates.  We have not engaged in currency hedging transactions, nor can we assure you that engaging in such transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

We may not be able to expand our personnel or marketing efforts quickly enough to support our growth.

               Because of our small size and our business strategy to increase our sales, we anticipate an increased demand on all of our resources.  If we do not accurately estimate our need for personnel or marketing and customer support, we may not be able to support our future growth.  For example, if we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations.  We cannot assure you that we will be able to provide such services on adequate terms and conditions or at all.

Recently legislated tax reform in Israel could have adverse consequences on us.

               In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law  generally effective January 1, 2003. Among the key provisions of the legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

Government grants we received for research and development expenditures may be reduced or eliminated in the future due to Israel’s government budget cuts, and such grants limit our ability to develop products and transfer technologies outside of Israel, and require us to satisfy specified conditions.

               In the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the OCS, for the financing of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and may not continue it in the future at its current level, if at all. The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants. Such approval, if granted, will generally be subject to additional financial obligations. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received, together with interest and penalties.

If we fail to satisfy the condition specified by our “Approved Enterprise” program, we may be denied benefits to which we are currently entitled to in the future.

               The Investment Center of the Ministry of Industry and Trade has granted us “Approved Enterprise” status to certain development programs. The benefits available to an Approved Enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied to our shareholders or us in the future.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development

               The Company’s legal and commercial name is Top Image Systems Ltd. ( “TiS”, the “Company” or “we”).  The Company changed its name from T.i.S.-Top Image Systems (1991) Ltd. to its present name in July 1996.  The Company was incorporated on March 26, 1991.  The life of the Company is not limited.

               The Company is domiciled in Israel and exists as a company with a limited share capital.  The Company was incorporated, and operates, under the laws of Israel. Its registered and principal executive offices are located in Israel at 2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, and its telephone number is 011-972-3-767-9100.  Its website is http://www.topimagesystems.com (the information contained in the Company’s website is not a part of this annual report and no portion of such information is incorporated herein).

               In May 2000, the Company closed a private placement of its shares in which Charter TiS L.L.C. (“Charter”), an affiliate of Charterhouse Group International Inc. (“Charterhouse”), purchased 2,000,000 Ordinary Shares for $15,000,000.  For additional information, see the sections entitled “—Major Shareholders” and “—Related Party Transactions” in Item 7 of this annual report.

               In November 2001, the Company acquired the minority interest in its subsidiary e-Mobilis Ltd., and its operations were integrated into those of the Company.  For additional information, see the section entitled “—Related Party Transactions” in Item 7 of this annual report.

Business Overview

               General

               We are engaged in the development and marketing of an automated data capture solution for managing and validating content that is gathered from customers, trading partners and employees.  Whether originating from electronic, paper, mobile or other sources, our solutions deliver digital content to applications that drive an enterprise, by using advanced technologies including wireless communications, servers, form processing and information recognition systems.  Our software improves business processes by integrating data from multiple sources and of different types.  Such integration is performed regardless of the source and format of the data, which could be structured, as in the case of application forms or surveys, or semi-structured, such as invoices, purchase orders, checks, freight and shipping bills and others.  Our solutions seamlessly deliver the extracted data to applications such as document and content management, Enterprise Resource Planning, or Customer Relationship Management.  Our solutions minimize the need for manual data entry by automatically reading, understanding, identifying and processing information, increasing data capture accuracy and the rate of information processing.  The platform solution we offer does away with traditional means of extracting information from paper-based documents and integrates multiple information sources into a single enterprise-level solution that increases speed and efficiency.

Products

eFLOW Unified Content PlatformTM

               Our flagship product is the eFLOW Unified Content PlatformTM.  eFLOWTM provides the common architectural infrastructure for our solutions.  Our current plans are that future developments will also be based on the Unified Content Platform.  Based on a single, integrated environment, the eFLOWTM platform provides a visual application designed to enable systems integrators and Value Added Resellers, or VARs, to build complete form processing and data capture applications quickly and easily. Providing a modular platform with an open, scalable and flexible architecture, eFLOWTM facilitates the development of applications ranging from desktop, stand-alone applications to high-volume, network-based systems.

               We believe that our eFLOWTM platform and the total range of TiS’ solutions based on it can be used with the Internet and personal mobile devices as well as with paper forms and archived image files.   eFLOWTM allows a customer to integrate multiple sources of information including the Internet, paper, fax, microfilm, microfiche and wireless mobile devices to provide a single connection of all sources of data to the enterprise application system.  The eFLOWTM platform allows maximum flexibility, using one set of rules for all applications, and dramatically reducing the implementation time while broadening the use of the solution across the company.

               eFLOWTM includes the capability to receive and process data from electronic forms that are filled in via the Internet as well as transactions created on and transmitted from personal mobile devices.

               eFLOW TM is designed to address the needs of companies, institutions, government agencies, and other organizations with a broad range of form processing requirements (5,000 or more forms per day).

               In addition, eFLOWTM may integrate with a customer’s financial systems, ERP and other relevant applications to provide an end-to-end solution for managing invoices and payments.  As such, eFLOWTM eliminates a significant portion of the traditional manual data entry, decreases the need for data entry resources and processing time, and significantly improves the quality, accuracy and value of the data.

               eFLOW TM has been designed with a new underlying infrastructure that utilizes advanced technology, such as Microsoft Visual Basic for Applications and COM/DCOM, to provide an accelerated data capture solution for paper, electronic forms, fax, ftp files and input from mobile devices.  The use of these technologies  will allow customers, developers and partners to modify user interfaces, extend functionality and connect TiS’ eFLOW TM with other mission-critical applications to create fully integrated business solutions.  eFLOW TM includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

               Targeting banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOWTM technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle, by providing a single data collection entry point.

               Integra for Structured Content

               Integra, our eFLOWTM plug-in for structured content, provides a solution for data capture, validation and delivery from structured predefined forms.

               Freedom for Semi-Structured Content

               Freedom, the eFLOWTM plug-in for semi-structured content, enables customers to identify and capture critical data from semi-structured documents such as invoices, purchase orders, shipping notes and checks, among others.  Based on artificial intelligence, Freedom is designed to understand the format of the document without the need to predefine its structure.  Freedom is able to locate, identify, capture and validate critical data contained in the document.  This product targets companies that receive thousands of semi-structured documents such as invoices every month from hundreds of suppliers, and allows them to automatically identify and process any type of such documents.

               The Learning module is an innovative module that automatically learns new types of forms, in order to both introduce new forms previously unseen into the system, and to improve recognition of existing forms already captured into the system. Unrecognized forms reach the Learning module, where an operator trains the system as to where certain important fields are located. The new information would be available for the system to recognize a similar, although not necessarily identical, form in the future.

               AFPSProTM

               AFPSProTM had been TiS’ flagship product until the introduction of the eFLOW Unified Content PlatformTM.  We have begun the process of upgrading AFPSProTM customers to eFLOWTM and plan to continue doing so until eventually AFPSProTM will phase out altogether.

               Principal Markets

               We operate branch offices in the United States, the United Kingdom and Germany through subsidiaries (TiS BV and TiS America, Inc.).  The U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and in Latin America.  These four territories, together with Japan, define the Company’s principal markets.  In addition, we believe that there exist significant potential opportunities in South Africa, the Czech Republic, Spain, Australia, France, the Benelux countries, and in offering solutions for large government projects as part of the forthcoming round of Census projects beginning in 2005.

               The following is a table giving a breakdown of total revenues by category of activity and geographic market for each of the last three fiscal years:

	Year Ended December 31,

	2000		2001		2002

	$	%	$	%	$	%
Product Revenues by Region

Israel	62,336	0.6%	65,434	0.7%	13,166	0.2%
Far East (excluding Japan)	269,670	2.7%	895,702	9.0%	690,769	10.8%
Europe	3,408,898	33.8%	1,744,447	17.6%	2,656,670	41.4%
North America	1,837,539	18.2%	1,109,005	11.2%	934,335	14.5%
South America	936,854	9.3%	2,631,506	26.5%	70,000	1.1%
Africa	805,146	8.0%	640,867	6.5%	432,478	6.7%
Middle East	771,805	7.7%	219,709	2.2%	90,393	1.4%
Japan	1,981,569	19.7%	2,607,181	26.3%	1,485,537	23.1%
Other	–		–		50,000	0.8%
Total	10,073,817	100%	9,913,851	100%	6,423,348	100%

Service Revenues by Region

Israel	72,978	13.2%	113,595	5.6%	32,908	2.4%
Far East (excluding Japan)	13,874	2.5%	164,044	8.0%	125,348	9.1%
Europe	223,397	40.4%	1,108,266	54.2%	834,663	60.7%
South America	135,082	24.4%	67,417	3.3%	23,544	1.7%
Middle East	46,792	8.5%	217,456	10.6%	3,436	0.2%
North America	28,578	5.2%	210,378	10.3%	192,756	14.0%
Africa	30,928	5.6%	50,800	2.5%	70,976	5.2%
Japan	896	0.2%	106,929	5.2%	92,114	6.7%
Other	–		6,513	0.3%	–
Total	552,525	100%	2,045,398	100%	1,375,745	100%

               Seasonality

               Our business significantly depends upon the requirements of large corporations and governmental agencies.  Because many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year.  This mode of operation affects our results of operations throughout the year.

               Marketing

               Over the past few years, we have shifted our marketing emphasis from a time and labor intensive “project” orientation, which required us to provide technical support and customization for our customers, to eFLOWTM, which is marketed as an “enterprise solution.”  This shift in our marketing strategy has freed us from having to expend resources in providing support and services to the end-user.  This function is now increasingly performed by the VARs, distributors and systems integrators with whom we work.

               In the past, we marketed our technology directly to customers with form processing needs or through strategic alliances.  We now market eFLOWTM to VARs, distributors and systems integrators to assist them in building form processing systems more quickly, easily, and economically at their customers’ locations.

               As we have shifted our marketing strategy from a “project-oriented” strategy to a “solution-oriented” strategy, we have looked more and more to strategic alliances with VARs, distributors and systems integrators.  This has also enabled us to expand our market share in new geographic markets by partnering with the top-tier VARs, distributors and systems integrators located in or selling products in each country.  This enables us, together with each partner, to initiate common marketing and sales strategies and thereby, to generate sales.  This strategy is based on our belief that VARs, distributors, systems integrators and Original Equipment Manufacturers, or OEMs,generally have better access to end-users in their respective markets than we do.  By engaging VARs, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users.

               Currently, we sell through a network of VARs, distributors and systems integrators in approximately 30 countries worldwide.  The system integrators are managed via our sales and marketing force located in our headquarters in Israel and in our branch offices.  We have implemented a program to align TiS with major complementary strategic level partners who can help us reach new target customers and market segments.  These agreements call for TiS and the strategic partner to plan and coordinate marketing and sales activities in their respective territories.

               In November 2002, we held a successful annual partner event in Prague.  The event drew more than 80 different participants from diverse countries including the United States, France, Germany, South Africa, India, the United Kingdom, Singapore, Australia, Brazil, Spain, Portugal and others.  The partners gathered to learn about our new version of our eFLOWTM that was formally introduced there, as well as to exchange experiences and case studies.  In December 2002, we announced a sales and marketing agreement with Formic Ltd., a leading UK supplier of electronic document and data capture systems.  The joint activity of the companies will cover the UK market, focusing on the semi-structured forms.

               In May 2002, we signed a territory agreement with IBM, and became a formal IBM Business Partner and an advanced level member of IBM’s PartnerWorld® for Developers.  Our solution utilizes IBM WebSphere® Application Server and DB2® Universal DatabaseTM.

               In April 2002, we announced a teaming agreement with Scan - Optics, a leader in applying technology to high-speed imaging, recognition, data capture and archive and retrieval solutions.  The agreement provides for joint activity focusing on marketing and sales of the integrated solutions worldwide.

               In March 2002, we named Vegstore Systems as the primary distributor of eFLOWTM in the Italian market. Based on the sale of the eFLOWTM platform for data capture in the Italian Census project, Vegstore Systems has become TiS’ distributor, system integrator and partner in the Italian market, using its extensive network of value added resellers to sell and support integrated enterprise solutions for automated data capture, digital processing and document management.

               Licensed Technology

               We license various recognition software technologies from third parties in order to utilize them in our products.  We currently use technologies developed by several different companies.  Depending upon the requirements of each customer, we incorporate one or several of such technologies into a specific product.  We are not dependent upon any single source of recognition software technology and the various technologies that we use are, in large part, interchangeable.

               Intellectual Property Rights

               Our success depends upon our proprietary software technology.  Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not so infringe or that third parties will not assert infringement claims against us in the future.  In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license.  We cannot assure you that we would be able to do either in a timely manner, upon acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to successfully defend a patent infringement or other proprietary rights infringement action.  Failure to do any of the foregoing could have a material adverse effect on us.  Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which could have a material adverse effect on us.

               We have been named in a suit by Millennium L.P. in a suit claiming that our operations infringe on their patents.  We are currently evaluating the merits of the suit and how to react. We believe that we are not infringing Millennium’s patents and further that Millennium’s patents are invalid. We also believe that the potential liability, if any, with respect to this action will not materially adversely affect our financial position, results of operations or cash flows but we cannot assure you of the outcome of the suit or its impact on our operations or financial condition.

               Our success also depends on our ability to protect our intellectual property.  We have not yet obtained any patents and we cannot assure you that we will obtain any patents.  In addition, we cannot assure you that:

•	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

               Further, the laws of foreign jurisdictions may afford little or no protection of our intellectual property rights. We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law.  We cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

               We also rely on trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite our efforts, we cannot be certain that others will not gain access to our trade secrets or copy and use information that we regard as proprietary or confidential without our authorization.

               Dr. Yeshurun, the Company’s former Chief Scientist, was, at the time of his employment by the Company, a Professor of the Tel Aviv University Computer Science Department where he conducted research in the areas of computer vision, neural computation and robotics.  While the university consented to Dr. Yeshurun’s employment by the Company and has not asserted any claim that intellectual property developed by Dr. Yeshurun on behalf of the Company belongs to the university, the university has not acknowledged the Company’s rights to any intellectual property developed by Dr. Yeshurun on behalf of the Company.  We cannot assure you that the university will not assert a claim for such intellectual property rights in the future or that the university does not have any rights to such intellectual property.

               We believe that product recognition is an important competitive factor in the form processing industry.  Accordingly, we promote our new platform name, eFLOWTM, in connection with our marketing activities.  We either hold or intend to apply for trademark registration of our significant solution and module names, although we cannot assure you that such applications will be successful.  Although we have not sought to market our products using our tradename “TiS” as a trademark, we believe that certain other companies use trademarks that contain the letters “TIS” for products, which we believe, do not compete with our products.  We cannot assure you that this will not limit our ability to use our tradename “TiS” to market our products.

Competition

               The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.

               Our solutions compete with those developed and marketed by numerous well-established companies, as well as with manual data entry systems.  Many of these competitors have substantially greater financial, technical, personnel and other resources than we do, and have established reputations for success in the development, licensing and sale of their products and technology.  Certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.

               Among our major competitors in providing form processing systems and software are:  Captiva Software Corporation, Cardiff, Mitek, Banctec, Microsystems Technology, Inc., Datacap, Inc., SER and ReadSoft.  During 2002, Captiva Software Corporation merged with ActionPoint, a provider of enterprise information capture software. The merger created the largest provider of input management software solutions, under the name Captiva Software Corporation.

               In addition, we are often in competitive situations with major systems suppliers such as IBM, Siemens and Unisys.  In these cases, the major systems suppliers are offering one of our competitors’ solution as part of a large integrated solution.  There are also numerous other companies that have developed or may be expected to develop technologies or products that may be functionally similar to some or all of those being offered by us.  We cannot assure you that other companies with greater financial resources and expertise do not have or are not currently developing functionally equivalent or superior products or that functionally equivalent or superior products will not become available in the near future.

               The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespans.  Accordingly, our ability to compete will be dependent upon our ability to continually enhance and improve our existing products and technologies, complete the development of, and introduce new solutions into the marketplace in a timely manner.  We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that we will be able to enhance successfully our existing products and technology or adapt them satisfactorily or develop new products.

               In certain markets, such as the United States, the United Kingdom and Germany, TiS competes with more than one company supplying similar solutions.  In Japan, where these competitors are less active, TiS holds a prominent position in the market due to our Japanese distributor, the EDMS Division of Toyo Ink.

Customers

               Our customers consist of governments, corporations and VARs.  We have strengthened our position in the automated data collection for national population census projects.   During 2002, our solutions were used successfully in connection with the population census projects of the Republic of Cyprus, Italy and Ireland. All projects were completed on time, beating extremely tight deadlines. In addition, TiS had successfully completed the first phase and moved to the second phase of the largest census project in the world, the Indian census project, processing around 6 million forms per week. Additional governmental agencies applications include the implementation of the eFLOWTM platform as the software solution to process the Slovak Republic’s tax forms, leveraging the completion of the Republic’s census project.

               Other market solutions provided by us include integrated systems for complicated semi-structured applications, such as automating the capture and process of data from hundreds of different formats of forms of Schneider Logistics, a leading provider of supply-chain and transportation logistics solutions to Fortune 1000 customers.

               We have also strengthened our competitive position in several markets with the acquisition, renewal or successful completion of several significant customers / projects, during 2002, including:

•	SEB, a major banking concern in Germany;

•	Febreban, the Federation of Banks of Brazil;

•	The census in India;

•	The census in Cyprus;

•	The census in Italy;

•	Schneider Logistics in the United States;

•	The Slovak Republic’s tax services;

•	FedEX Express Corp. in the United States;

•	The Irish Census in the Republic of Ireland;

•	The Deutsche Bank AG in the Far East; and

•	Extension of the agreement with the EDMS Division of Toyo Ink in Japan.

               Warranty and Service

               We generally negotiate our warranty obligations with respect to our products on a case by case basis.  Performance warranties typically extend for 90 days.

               We may be exposed to potential product liability claims by our customers and users of our products.  Currently, we hold a world-wide product liability insurance policy that provides coverage limited to $2,000,000 in aggregate for the policy period ending on September 30, 2003.  This policy also provides unlimited coverage for legal expenses within the coverage period.  Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition.  While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

               We have entered into maintenance and service agreements with certain of our customers.  These agreements typically provide for regular payment to us of an amount equal to 15% per annum of the applicable license fees for maintenance.  Our technical team also provides support to VARs, distributors and systems integrators to assist in integration of our products.

               If we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations.  We cannot assure you that we will be able to provide such services on adequate terms and conditions, or at all.

               Government Regulation

               The government of Israel encourages research and development projects oriented towards products for export through its Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “Research Law”.  In exchange for assistance provided by the Israeli government in connection with research and development cost, we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut! TM and eFLOWTM software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the Libor rate.  Total grants received or accrued less royalties paid amounted to $45,496 as of December 31, 2002.

               The terms of grants under the Research Law also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of the grants.  Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates.  Such restrictions do not apply to exports from Israel of products developed with such technologies.  The consent of the OCS is required for the transfer of manufacturing rights out of Israel.  Royalty-bearing grants received from the State of Israel for research and development are offset against the Company’s research and development costs.

               In November 2002, the Research Law was amended, most of which became effective on April 1, 2003.  Many of the provisions of the amendment address procedural issues, such as the structure of the entities that govern grants under the Research Law, appeals and granting the various entities powers to determine additional benefit tracks.

               The amendment also provides for greater flexibility with regard to the place of manufacturing of products, whose development was funded with grants and gives the authorities larger discretion than in the past based on the value added to the products.  A plan will now be approved if the applicant is an Israeli corporation and, as a result of the plan, the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the plan is performed as part of an international cooperation agreement to which Israel is a party, or the OCS is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents. The amendment also determined a variety of fixed levels of grants which the research committee (appointed according to the law) will be entitled to grant based on the expected contribution of the planned research and development to the Israeli economy.

               The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. Such Interested Party will also be required to sign an undertaking in favor of the OCS in form published by the OCS. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer.  An “interested party” of a company includes its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a holder of 5% or more of the company’s outstanding equity or voting rights.

               We also benefit from being designated as an “Approved Enterprise” under Israel’s Law for the Encouragement of Capital Investments, 1959.  For additional information, see the section entitled “—Law for the Encouragement of Capital Investments, 1959” in Item 10 of this annual report.

               Additionally, we may be subject to varied regulation in the markets where we sell our products.  The burden of complying with such regulatory schemes (which may be contradictory) could have a material adverse effect on our ability to diversify or grow our sales.

Organizational Structure

               We have three subsidiaries.  In August 1991, we established TiS America, Inc. to provide sales, marketing and technical support to our customers.  TiS America is incorporated under the laws of Delaware and is a wholly owned subsidiary of the Company.  In January 2000, we, together with others, established e-Mobilis.  e-Mobilis was incorporated in Israel, and we initially held 80.2% of its issued shares.  During 2001, we acquired the remaining 19.8% interest in e-Mobilis, and e-Mobilis’ operations were integrated into ours.  For additional information, see the section entitled “—Related Party Transactions” in Item 7 of this annual report.  In July 2000, we established TiS B.V., a wholly-owned subsidiary incorporated under the laws of the Netherlands, with operating branches in he United Kingdom and Germany.

               Property, Plant and Equipment

               We lease approximately 707 square meters in Ramat Hahayal, Tel Aviv, Israel, for which we pay a monthly rent of approximately $17,400.  The lease expires in November 2007.  In addition, our North American subsidiary leases approximately 60 square feet of office space in Miami, Florida for an aggregate monthly rent of $850.  Our branch in Germany leases approximately 241 square meters of office space in Cologne, Germany for a monthly sum of $3,300 and our English branch leases approximately 35 square meters of office space in Uxbridge for the amount of $4,000 per month.  All lease agreements out of Israel will either expire or be renewed during 2003.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis of financial conditions and results of operations.

               The following discussion and analysis have been derived from, and should be read in conjunction with, our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

               General

               We derive revenue from the sale of products and solutions and also from service and maintenance agreements.

               Our sales to resellers, VARs, distributors and system integrators are made on credit terms and we do not hold collateral to secure payment.  The terms of the agreements with these resellers, VARs, distributors and system integrators do not provide the resellers, VARs, distributors and system integrators with the right to return the purchased products or solutions.  Payment with respect to such sales is generally due within 30 to 180 days following receipt of an invoice.  A default in payment by one or more of our resellers, VARs, distributors and system integrators could adversely affect our business, results of operations, and financial condition.  We cannot assure you that uncollectible receivables will not exceed our reserves.  Any significant increase in uncollected accounts receivable beyond reserves could have a material adverse effect on our business, results of operation, and financial condition.

               As a result of our strategy of pursuing strategic alliances with VARs, distributors and system integrators, most of our revenues are derived from such alliances.  During the years ended December 31, 2000, 2001 and 2002, revenues deriving from VARs, distributors and system integrators accounted for approximately 84%, 76%, and 72%, respectively, of our revenues.

               Historically, we have recognized a substantial portion of our revenues from product sales.  During the years ended December 31, 2000, 2001 and 2002, product revenues accounted for approximately 95%, 83%, and 82% respectively, of revenues, while service revenues accounted for approximately 5%, 17%, and 18% respectively, of revenues.  In 2000, sales of AFPSProTM accounted for 78% of our product sales and for approximately 74% of our revenue; sales of eFLOWTM, which was introduced in March 2000, accounted for 6% of our product sales and for approximately 5% of our revenue.  In 2001, sales of AFPSProTM accounted for 42% of our product sales and for approximately 35% of our revenue; sales of eFLOWTM accounted for 54% of our product sales and for approximately 45% of our revenue.  In 2002, sales of AFPSProTM accounted for 25% of our product sales and for approximately 21% of our revenue; sales of eFLOWTM accounted for 69% of our product sales and for approximately 57% of our revenue.

               Quarterly Results; Seasonality

               Our sales cycle for AFPSProTM as well as eFLOWTM ranges from 9 to 12 months.  These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations.  Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales.  Consequently, our product revenues may vary significantly by quarter.    During 2000, 28% of our revenues in the third quarter were from a significant project for the U.S. Social Security Administration, while that project accounted for only approximately 8% of our revenues on an annualized basis.  During 2001, 25% of our revenues in the second quarter were from Politec, a system integrator in Brazil, and 28% of our revenues in the third quarter were from Unisys, another system integrator in Brazil, while each of the above accounted for only 8% of our revenues on an annualized basis.  During 2002, 30% of our revenues in the first quarter were from Schneider Logistics, a customer in the United States, while it only accounted for 10% of our annual revenues.

               Geographical Considerations

               Revenues from the sale of products, solutions and services outside of Israel accounted for approximately 99%, 98%, and 99% of our revenues during the years ended December 31, 2000, 2001 and 2002 respectively.  More specifically, the percentage of our product sales occurring in various geographic regions has fluctuated significantly in the past and is likely to continue to do so in the future.  During the years ended December 31, 2000, 2001 and 2002 the percentage of our product sales in the Far East (including Japan) was 22%, 35%, and 34% respectively.  During those same years, our product sales in North America were 18%, 11%, and 15% respectively of total sales.  During those same years, product sales revenues from Europe represented 34%, 18%, and 41% respectively of total sales.  As a result of the fluctuation in product sales in various geographic regions, we are subject to the risks associated with international sales, including economic and political instability, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business.  While we have not encountered significant difficulties in connection with the sales of our products in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have an adverse effect on us.

               Critical Accounting Policies and Estimates

               We believe that several accounting policies applied in the preparation of our consolidated financial statements may be considered critical because they are most important to the portrayal of our financial condition and results, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under present circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe the following critical accounting policies require our more significant judgments and estimates used in the preparation of our consolidated financial statements.

               Revenue Recognition

               We derive revenue from primarily two sources: sales of software licenses and provision of services. Service revenues include contracts for software maintenance and technical support, consulting and training.

               We apply the provisions of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9) and related interpretations to all transactions to recognize revenue.

               We allocate revenue from software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element arrangements is based on the price charged when a similar element is sold separately.

               A typical solution includes software licenses, maintenance, and technical support. Some customer arrangements include training and consulting. Maintenance includes unspecified updates on an if-and-when available basis, and support includes telephone support, and bug fixes or patches. Training consists of courses taught by our instructors at our facility or at the customer’s site. Consulting consists primarily of product installation, and tailoring the product to the customer’s needs.

               We have analyzed all of the elements included in our multiple-element arrangements and determined that we have vendor specific objective evidence of fair value to allocate revenue to the different services. Accordingly, assuming all other revenue recognition criteria are met, revenues from licenses are recognized upon delivery of the software license in accordance with SOP 98-9. Revenues from maintenance and support are recognized ratably over the term of the agreement. Revenue for consulting and training is recognized as the services are performed.

               Our criteria for revenue recognition are as follows:

               Persuasive Evidence of an Arrangement Exists. It is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order from our customers, prior to recognizing revenue from an arrangement.

               Delivery Has Occurred. Our software is physically or electronically delivered to the customer. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred.

               The Vendor’s Fee is Fixed or Determinable. The fee our customers are to pay for the products or services is negotiated prior to the inception of the arrangement. Therefore, the fees are considered to be fixed or determinable at the inception of the arrangement. Arrangements with payment terms subject to any condition are not considered to be fixed or determinable until such condition is fulfilled.

               Collection is Probable. Probability of collection for our customer’s debts, is assessed by management on a customer-by-customer basis. This assessment is based, among other factors, on actual payment by the customer, general reputation of the customer in the market, and the history of relations between us and the customer.

               License revenues from reseller arrangements are recognized upon delivery when payment is not dependent on third party collection by the reseller.

               The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method, which is in accordance with Standard 4 of the Israeli Standards Board, which is substantially identical to SOP 81-1.  The percentage of completion is determined in accordance with milestones agreed between the parties.  In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full.

               Trade Receivables

               Trade receivables are recorded at cost, less the related allowance for doubtful trade receivables. Management considers current information and events regarding the customer’s ability to repay its obligations and evaluates accounts receivable to be impaired when it is probable that we will be unable to collect all amounts.

               The balance sheet allowance for doubtful debts for all the periods through December 31, 2002 is determined as a specific amount for those accounts the collection of which is uncertain.

               In 2002, an allowance for doubtful accounts in the amount of $468,525 was made for specific trade receivables as compared to $887,163 in 2001.  The decrease in the allowance for doubtful accounts derives mainly from two amounts stemming from Argentina and Germany, against which we were fully reserved by the end of 2001, and which were written off during 2002.

               Government Grants

               With respect to the participation of the Israeli government in software research and development cost, we are committed to pay the Israeli government royalties as a percentage of revenues from the sale of the supported software.

               Recently Enacted Accounting Pronouncements

               In June 2001, the Financial Accounting Standards Board, or FASB, issued 143, “Accounting for Asset Retirement Obligations.”  SFAS 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  We also record a corresponding asset, which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  We are required to adopt SFAS 143 on January 1, 2003.  We do not believe the adoption of SFAS 143 will have a significant impact on our consolidated financial statements.

               In April 2001, the FASB issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.”  SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.”  FASB 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

               The provisions of SFAS 145 related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption is encouraged.  A calendar-year entity may adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of SFAS 145 related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  We have adopted SFAS 145 beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions subsequent to May 15, 2002.  The adoption of SFAS 145 did not have significant impact on our consolidated financial statements.

               In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows.  SFAS 146 revises accounting for specified employee and contract terminations that are part of restructuring activities.  SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, however earlier adoption is encouraged.  The adoption of SFAS 146 will not have a significant impact on our consolidated financial statements.

               In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  The initial recognition and initial measurement provisions of Interpretation No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end.  The guarantor may not revise or restate its previous accounting for guarantees issued before the date of the Interpretation’s initial application to reflect the effect of the recognition and measurement provisions of the Interpretation.  The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.  The guidance on indirect guarantees of the indebtedness of others, which previously was included in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, continues to apply to financial statements for fiscal years ended after June 15, 1981.  We do not believe the adoption of interpretation No. 45 will have a significant impact on our consolidated financial statements.

               The disclosure requirements are included in Note 10A to the consolidated financial statements included elsewhere in this annual report.

               In November 2002, the Emerging Issues Task-Force, or EITF, issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:  (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.  If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.  However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items.  In those cases, the residual method should be used to allocate the arrangement consideration.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20.  If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment.  We believe that the adoption of EITF 00-21 will not have a significant impact on our consolidated financial statements.

               In December 2002, the FASB issued SFAS 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123.”  SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  SFAS 148 also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. SFAS 148 also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  At December 31, 2002, we made the required disclosures and continued to apply APB Opinion No. 25

               In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” According to Interpretation No. 46, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both.  The enterprise that consolidates a Variable Interest Entity is called the primary beneficiary of that entity.  Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary.  The consolidation requirements of Interpretation No. 46 apply immediately to Variable Interest Entities created after January 31, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003.  Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  We do not expect the adoption of FIN 46 to have any significant impact on our consolidated financial statements.

               On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement No. 149 has multiple effective date provisions depending on the nature of the amendment to Statement No. 133.  We are currently evaluating the impact of adopting Statement No. 149 on our financial statements.

               On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

               Accounting Standard No. 12 on “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard, commencing January 1, 2004, the adjustment of financial statements will be discontinued. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004.  The extent of the effect of this change depends on the rate of inflation and the financing sources of the Company.  The Company believes that the adoption of this standard will not have a significant impact on its financial position or results of operations.

               Accounting Standard No. 13 on “Effect of Changes in Exchange Rate of Foreign Currency”. The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 will have no effect on the Company’s consolidated financial statements.

               In August 2002, the Israel Accounting Standards Board published Standard No. 14, “Interim Financial Reporting.” The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report. Standard No. 14 will become effective for financial statements covering periods beginning on or after January 1, 2003. The adoption of Accounting Standard No. 14 will have no effect on the Company’s consolidated financial statements.

               In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 – “Decline in Value of Assets.”  The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset.  In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. The Standard applies to financial statements for periods beginning January 1, 2003.  The Standard provides that in most cases, the transition will be effected by means of the “from here on” method, however, a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category “cumulative effect as at beginning of the year of change in accounting method” if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.  The adoption of Accounting Standard No. 15 will have no effect on the Company’s consolidated financial statements.

Results of Operations

               The following discussion and analysis should be read in conjunction with the section entitled “—Selected Financial Data” in Item 3 of this annual report and the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

               Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

               Revenues.  Product sales decreased by $3,490,503, or 35%, from $9,913,851 in 2001 to $6,423,348 in 2002 primarily as a result of the effects of the worldwide economic slowdown in information technology (IT) markets.  Total revenues for the year ended December 31, 2002 amounted to $7,799,093 compared to $11,959,249 for the year ended December 31, 2001.

               Cost of Revenues.  Cost of revenues decreased 2% from $3,072,333 in 2001 to $3,005,463 in 2002 primarily as a result of lower sales. As a percentage of our revenues, cost of revenues increased from 26% in 2001 to 38% in 2002.  This decrease in our margins is primarily a result of the inflexible nature of certain expenses such as salaries and third parties license expenses that do not decrease materially as revenues decrease.

               Research and Development.  During 2001, the Company continued the development of eFLOWTM, which began in 1999, as well as the development of its modules for semi-structured forms and mobile capabilities. During 2002, our efforts were concentrated mainly on the semi-structured module capabilities, while during October 2002 the efforts towards the mobile capabilities were halted. Gross research and development expenses aggregated $1,340,408 for 2002 compared to $2,198,628 for 2001. The decrease is mainly due to expenses attributed to e-Mobilis, for which operation and headcount decreased materially, and was integrated into our other operations. By the end of 2002, all research and development efforts previously concentrated in e-Mobilis were stopped.

               Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased from  $9,800,622 in 2001 to $7,464,572 in 2002.  This decrease was primarily due to a material decrease of marketing expenses, the provision for bad and doubtful debts, and commissions for third parties. During the fourth quarter of 2002, the Company implemented several cost cutting measures targeted at reducing staff and other expenses during coming years, which had a partial effect during 2002, and will have a greater impact during future years.

               Restructuring costs and other special charges. During October 2002, we adopted and began the execution of a restructuring plan.  Pursuant to such plan, our personnel was reduced in size.  Furthermore, certain positions were eliminated, while the job descriptions of other positions were altered.  In accordance with the plan, we implemented lay-offs mainly in our headquarters located in Israel that included, among others, four employees in management positions. Costs related to the restructuring plan consist mainly of employee salaries and vehicle expenses during the advance notice period.  Management estimates these expenses will amount to approximately $314,000 in 2002 and 2003 in the aggregate, which include approximately $53,000 related to benefits to which an officer of the Company is entitled following the termination of his employment. Such benefits are detailed in the section entitled “—Compensation” in Item 6 of this annual report.

               Financing Income.  Financing income for the year ended December 31, 2002 was $187,318, compared with $287,197 in the year ended December 31, 2001.  This decrease is primarily attributable to the combination of the decrease of interest rates in the United States and the decrease in our cash balances.

               Net Loss.  As a result of the foregoing, our loss was $3,827,788 in the year ended December 31, 2002, compared to a loss of $2,791,249 for the year ended December 31, 2001.

               Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

               Revenues.  Product sales decreased from $10,073,817 in 2000 to $9,913,851 in 2001 primarily as a result of the Company’s shift towards marketing eFLOWTM as its leading product instead of AFPSProTM , and more specifically the gradual penetration of the new solution.   Total revenues for 2001 amounted to $11,959,249 compared to $10,626,342 for 2000.  This is primarily a result of an increase in service revenues, deriving mainly from other software services for several projects and software maintenance contracts.

               Cost of Revenues.  Cost of revenues decreased 22% from $3,923,932 in 2000 to $3,072,333 in 2001, primarily due to the decrease in sales.  As a percentage of the Company’s revenues, cost of revenues decreased from 37% in 2000 to 26% in  2001.  This decrease is primarily a result of the restructuring plan that took effect at the end of 2000.  This plan reduced labor costs and eliminated certain non-profitable activities such as training customers through the Internet.

               Research and Development.  During 2001, the Company continued the development of eFLOWTM, which began in 1999, as well as the development of its modules for semi-structured forms and mobile capabilities.  Gross research and development expenses aggregated $2,198,628 for 2001 compared to $2,207,967 for 2000.  Royalty-bearing grants received from the Government of Israel for research and development are offset against the Company’s gross research and development expenditures.  A grant from the OCS of $86,067 was offset against the Company’s gross research and development expenses in 2000, thus resulting in net research and development expenses of $2,121,901 for the year.  No grants were received during 2001.  Research and development expenses during 2001 include a $90,000 write-off of in-progress research and development resulting from the acquisition of the minority interest in e-Mobilis Ltd., a subsidiary of the Company.

               Selling, General and Administrative Expenses. Selling, general and administration expenses decreased from $11,386,054 in 2000 to $9,800,622 in 2001. This decrease was primarily due to decreased spending on marketing AFPSProTM (which has been replaced by eFLOWTM), the introduction of eFLOWTM (which was introduced to the market primarily in 2000), offset in part by an expansion of offices in the United States, the United Kingdom and Germany (as part of the Company's strategy of transferring its critical mass to business activities abroad), and labor costs (as a result of the restructuring plan that took effect at the end of 2000).

               Non-Recurring Severance Expense.  In accordance with an agreement with an officer of the Company, upon termination of employment, the officer will be entitled to receive certain benefits which amount to approximately $706,000 which will be paid over an 18-month period which commenced in November 2002.  Such benefits are detailed in the section entitled “—Compensation” in Item 6 of this annual report.

               Financing Income.  Financing income for 2001 was $287,197, compared with $439,972 in 2000.  This decrease is primarily attributable to the decrease of interest rates in the United States as well as erosion of the British Pound and the Deutsche Mark against the US dollar, and the decrease in the Company’s cash balances.

               Net Loss.  As a result of the foregoing, the Company’s loss was $2,791,249 in the year ended December 31, 2001, compared to a loss of $6,363,623 for the year ended December 31, 2000.

               Impact of Currency Fluctuation and Inflation

               Most of our product and service revenues from transactions outside of Israel are denominated in U.S. dollars, and revenues from transactions in Israel are denominated in NIS but are linked to the U.S. dollar exchange rate.  In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation.  However, inflation was significantly reduced by the late 1980s due primarily to government intervention.  The annual rate of inflation in Israel was 0%, 1.41%, and 6.5% in 2000, 2001 and 2002, respectively.  The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the dollar.  For example, in 1994 the inflation rate was 14.5%, but the corresponding devaluation of the NIS against the dollar was only 1.1%. On the other hand, during the years 2001 and 2002, the devaluation of the NIS against the dollar, which amounted to 9.28% and 7.27% accordingly, exceeded the inflation rate for the same periods.  The increase in the dollar cost of our operations in Israel relates primarily to the costs of salaries in Israel, which constitute a substantial portion of our expenses and are paid in NIS.  In addition, inflation in Israel will have a negative effect on the profitability to our contracts under which the Company is to receive payment in dollars or other non-Israeli currencies while incurring expenses in NIS (some of which are linked to the Israeli consumer price index), unless such inflation is offset by a devaluation of the NIS.  Inflation in Israel and currency fluctuations will also have a negative effect on the profitability to our fixed price contracts under which the Company is to receive payment in NIS.  A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company, which consist of receivables payable in NIS (unless such receivables are linked to the dollar).  Such a devaluation would also have the effect of reducing the dollar amount of liabilities of the Company which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any unlinked NIS assets of the Company and the dollar amounts of any unlinked NIS liabilities of the Company.

               Because exchange rates between the NIS and the other currencies, in which the Company conducts business, including the dollar, fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations have an impact on our profitability and period-to-period comparisons of our results.  Such impact is recorded in our financial statements as financial income/expense.  Favorable exchange rates will tend to increase reported financial income, and unfavorable exchange rates will tend to reduce reported income.  To date, the Company has not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS; however, we cannot assure you that such measures will adequately protect the Company from material adverse effects due to the impact of inflation in Israel.  In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, the Company’s business could be adversely affected.

               Political and Economic Conditions in Israel Affecting our Business

               Since our principal offices and manufacturing facilities and many of our suppliers are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2001.  Continuing or escalating hostilities in the region may have an adverse affect on our business, including our ability to develop, manufacture and market our products.

               Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually.  Moreover, in light of escalating hostilities and threats of armed conflict in the Middle East since October 2001, our executive officers and employees may be called for active military duty for an unlimited period of time.  Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

               Economic Conditions

               Israel’s economy has experienced numerous destabilizing factors, including a period of rampant inflation in the early to mid 1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli government has, for these and other reasons, intervened in the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates.  The Israeli government has periodically changed its policies in all these areas.

               The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment.  We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable.  Price and exchange rate instability may have a material adverse effect on the Company’s business.

               Trade Relations

               Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

               Israel and the European Economic Community, now known as the European Union, concluded a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia.  We cannot assure you that the recent increase of armed conflict and hostility and the significant deterioration of Israel’s relationship with the Palestinian community will not have an adverse affect on the Company’s ability to conduct trade in the international market.

Liquidity and Capital Resources

               In May 2000, we closed a private placement of our Ordinary Shares in which Charter, an affiliate of Charterhouse, purchased 2,000,000 Ordinary Shares for the consideration of $15,000,000.  The private placement contributed greatly to our liquidity.

               As of December 31, 2002, we had current assets of $11,377,161, cash and cash equivalents of $7,400,889, accounts receivable of $3,148,781, other receivables of $299,164 and aggregate current liabilities of $3,637,652.  We had working capital of $7,739,509 at December 31, 2002 compared to working capital of $11,292,455 at December 31, 2001.  In our opinion, our working capital is sufficient for our present operating requirements and capital expenditures at least over the next 12 months, although we cannot assure you that this will remain true in the future.

               Cash used in operating activities in 2002 was $1,983,285, compared to cash used in operating activities in  2001 of $3,123,794.  During 2002, we increased our trade payables by $18,331, increased our accrued liabilities and other payables by $177,037, decreased our accounts receivable by $1,310,122 and decreased our other receivables by $103,741.  Cash used in investing activities in 2002 was $199,028, compared to cash provided by investing activities in 2001 of $211,985.  Cash provided by financing activities in 2002 was $164,037, compared to cash provided by financing activities in 2001 of $223,876.

               We currently have a short-term line of credit with First International Bank of Israel.  The total amount available under this line of credit is the lesser of $1,500,000 and 75% of certain eligible trade receivables. As of December 31, 2002, we had approximately $400,000 available under this line of credit.  The revolving line of credit in NIS bears interest at a rate of prime + 0.25% to 1% (As of December 31, 2002 prime rate is 10.4%).  The line of credit in US dollars bears interest at a rate of Libor + 2% (As of December 31, 2002 - Libor rate is 1.375%).  Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets.  We are required to maintain certain financial ratios and our ability to issue securities is restricted.  In the event that we default under the line of credit, the bank could declare our indebtedness to become immediately due and payable and, if we are is unable to make the required payments, foreclose on our assets.  Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

               Contractual Obligations and Commitments

               The following is a table giving details regarding our contractual obligations:

Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-Term Debt Obligation
Capital Lease Obligation
Operating Lease Obligation	1,199,389	375,738	432,445	391,206
Purchase Obligation	375,000	375,000
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet Under GAAP

Total	1,574,389	750,738	432,445	391,206

               We also have a long-term liability on our balance sheet as of December 31, 2002 in the amount of $161,149 related to employee severance obligations mandated by Israeli law.  As we cannot determine the period, if any, during which we will be required to make any payments in respect of that liability, it is not reflected in the table above.

               Our contractual obligations and commitments at December 31, 2002 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Notes 9, 10, and 12 to the consolidated financial statements included elsewhere in this annual report, as well as the section entitled “—Compensation” in Item 6 of this annual report.  We expect to finance these contractual commitments from cash on hand and cash generated from operations.

Research and Development, Patents and Licenses, etc.

               During 2000 and 2001 we substantially increased our investment in research and development in comparison to previous years, in order to develop new solutions and products.  Gross research and development expenses for 2001, and 2000 were $2,198,628, and $2,207,967 respectively.     Research and development expenses during 2001 include a $90,000 write-off of in-progress research and development resulting from the acquisition of the minority interest in eMobilis Ltd.  During 2002, subsequent to the integration of e-Mobilis’ activity, efforts of developing a mobile solution decreased materially, until finally totally halted during the fourth quarter of 2002. Due to the above and the decision to focus on the structured and semi-structured forms solution, headcount decreased significantly. As a result, gross research and development expenses for 2002 were $1,340,408.  We intend to continue various research and development efforts to satisfy the needs of our customers and potential customers. These efforts include refinements of and enhancements to our products, such as improvements in image enhancement, automatic forms recognition, automatic forms removal, machine print and handwritten character recognition, as well as special purpose algorithms.

               Our research and development efforts have led to the development of our current solutions technology, eFLOW Unified Content PlatformTM.  Our latest research and development efforts have concentrated on the semi-structured forms processing, resulting in the development of the Freedom.   These developments will enhance our ability to compete in complicated projects as a solution provider for all kind of forms and all types of information.  The introduction of the Freedom fits well with our plans to keep pace with the trend towards the ultimate integration of all forms and formats of information entering the organization.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

               The directors and senior management of the Company and any employees such as scientists or designers upon whose work the Company’s is dependent are as follows:

Name	Age	Position with Company

Thomas C. Lavey	59	Chairman of the Board of Directors

Ido Schechter	41	Chief Executive Officer

Tal Marom	35	Vice President of Sales

Arie Rand	43	Chief Financial Officer

Oded Leiba	32	Vice President of Engineering

Ofir Shalev	31	Vice President of Research and Development

Ami Katz	53	Vice President of Business Development

Rami Lazar	50	External Director

Ofir Zemer	37	External Director

Izhak Nakar	51	Director

A. Lawrence Fagan	73	Director

Elie Housman	66	Director

Phyllis Haberman	54	Director

               Thomas C. Lavey became a Director of the Company in August 2002 and the Board elected him as non-Executive Chairman at the same meeting. Since February 2002 Mr. Lavey has served as Executive Vice President, Worldwide Field Operations of MS2, Inc, which provides product life cycle automation software. Prior to joining MS2, Mr. Lavey was senior vice president of worldwide operations at Extricity, which became part of Peregrine Systems and provided B2B relationship management software. Mr. Lavey also served as senior vice president at i2 Technologies and, from 1994 through 1999, he served as vice president of application sales at Oracle Corporation. Mr. Lavey has a bachelor’s degree in mathematics from Penn State University and an M.B.A. from the University of Southern California.

               Ido Schechter has been the CEO of the Company since January 2002.  From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS’ ASP2 , an initiative of TiS to be engaged in offering data collection services via the Internet, using the eFLOW platform solution.  Prior to that Dr. Schechter had been the Company’s Vice President of Sales since August 1996.  From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operates a form processing service bureau.  From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd.  From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force.  Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

               Tal Marom is the Vice President of Sales for the markets not covered by TiS’s branch offices, a position he has held since January 2001.  Prior to his promotion to Vice President Sales, Mr. Marom was Director of Government Projects at TiS, where he successfully established TiS’ position as a provider of software solutions to many national census projects.  From January through June of 1998 he served as an investment analyst at Koor Technologies where he analyzed and evaluated hi-tech startups.  Mr. Marom practiced law for several years and holds degrees in law and accounting from the University of Tel Aviv.

               Arie Rand joined TiS in April 2001 from Tescom, a high tech company with 600 employees and several subsidiaries worldwide, where he served as Chief Financial Officer.  Prior to Tescom, from September 1991 to June 1996 Mr. Rand served as a senior manager in the finance department of Delta Galil Industries, a major industrial company.  Mr. Rand also has several years of experience at Almagor & Co., one of Israel’s leading accounting firms.  He holds an MBA in Finance from Bar Ilan University.

               Oded Leiba is Vice President of Engineering, and has held that position since May 2001.  From May 1999 to May 2001 Mr. Leiba was the Company’s representative in Japan and worked with its exclusive distributor, EDMS for a period of three years. Before joining TiS, Mr. Leiba was employed as a senior level programmer at VISA where he was involved in the installation of the first of the Company’s forms-processing system (AFPS) from the client side.  Oded Leiba holds a Bachelor of Arts in Computer Science and Business Management from Tel Aviv University.

               Ofir Shalev has served as Vice President of Research and Development since October 2002. Prior to his promotion to Vice President of Research and Development,  Ofir Shalev served as the company’s Director of Recognition for three years. During this period, Mr. Shalev was responsible for the development of TiS’ semi-structured data module that plugs into the eFLOW Unified Content PlatformTM. In this position, Mr. Shalev was responsible for maintaining TiS’ technological advantages over its’ competitors in the recognition arena. Before joining TiS, Mr. Shalev served as a senior development leader at the Israeli Defense Force. Mr. Shalev holds a Bachelor of Science degree from the Technion, the Israeli Institute of Technology, and is a candidate for a Master of Science degree in Computer Science from the Open University in Israel.

               Ami Katz joined TiS in 2002 as Vice President of Business Development and brings to the company more than 20 years experience in various business positions in the IT industry.  Prior to joining TiS, Mr. Katz spent 5 years at Nice Systems as the Director of Strategic Alliances, where he was a major contributor to the company’s business through the formation and management of successful regional and global distribution channels and strategic alliances. Prior to Nice Systems, Mr. Katz served 14 years at IBM Israel, in several sales management positions, successfully achieving his targets of complex projects sales to large customers in various market segments. Mr. Katz holds a B.Sc. degree in Industrial Engineering and Management from the Technion, the Israeli Institute of Technology.

               Rami Lazar has been a director of the Company since October 2000.  He is a co-founder of NICE Systems Ltd. (“NICE”), a leading global provider of integrated digital recording and quality management solutions that was established in 1986.  Mr. Lazar has been a Director of NICE since 1991, and has served as its Senior Vice President of Business Development since 1998.  Previously, he served in a variety of management roles in NICE, the most recent ones being Senior Vice President of Sales and Marketing for the CTI (Computer Telephony Integration) division and Senior Vice President of Marketing for the Systems Division.  Between 1975 and 1986, Mr. Lazar served as an engineer in the Israel Defense Forces, where he held various positions in an intelligence unit and retired with the rank of major.  Mr. Lazar has a Bachelor’s degree (cum laude) in electrical engineering from the Technion, Israel’s Institute of Technology, and a Master’s degree (cum laude) in business administration from the Recanati School of Management in the Tel Aviv University.

               Ofir Zemer has been a director of the Company since May 2000. Since 2001, Mr. Zemer has served as an Assistant Vice President of Comverse (Nasdaq: CMVT), where he has held a  variety of management positions.  Between 1998 and 2001 he worked as an investment manager at Steps Ventures, a venture capital subsidiary of Arison Investments Ltd.  In 1996 Mr. Zemer served as general manager in CIS Corp., a Manhattan based start-up.  Prior to his position in CIS, Mr. Zemer was a marketing manager in Elbit Systems (Nasdaq: ESLTF).  From 1985 to 1992 Mr. Zemer served in the Israeli Air Force (IAF) as fighter pilot and project manager for an IAF avionics project.  He holds a BA in Economics with distinction from Tel-Aviv University and an MBA with distinction from INSEAD in Fontainebleau, France.

               Izhak Nakar founded the Company and served as its Chief Executive Officer from inception until December 2001.  He has been a director of the Company since 1991.  In 1997 he initiated an entrepreneurial venture, TopGuard that was later sold to Elron.  Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force.  He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Tel-Aviv University in 1984.  Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Force.  He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies.

               A. Lawrence Fagan has been a director of the Company since May 2000.  He has been Vice Chairman of Charterhouse since June 2001.  He was President of Charterhouse from January 1997 until June 2001 and Executive Vice President of Charterhouse from 1984 to December 1996.

               Elie Housman has been a director of the Company since May 2000.  Mr. Housman joined InkSure in February 2002 as Chairman and also serves as a director of InkSure. Mr. Housman was a Principal at Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies, deltathree, Inc., ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated.  In addition, Mr. Housman serves a director for Jazz Photo, Inc., and Bartech Systems International, Inc., which are both privately held companies in the United States.

               Phyllis Haberman has been a director of the Company since May 2000.  She has been a Senior Vice President of Charterhouse since January 1997.  From 1988 through December 1996, Ms. Haberman was a Vice President of Charterhouse.

               There are no familial relationships between any of the persons named above.  A. Lawrence Fagan, Elie Housman and Phyllis Haberman have been designated to the Board  seats by Charter pursuant to the terms of the investment by Charter in the Company and a voting agreement with Mr. Nakar.  For further details, see the sections entitled “—Major Shareholders” and “—Related Party Transactions” in Item 7 of this annual report.  Mr. Housman left the employ of Charterhouse in 2001.  Mr. Fagan and Ms. Haberman each disclaim beneficial ownership of the Ordinary Shares beneficially owned by Charter.

Compensation

               For the year ended December 31, 2002, the compensation paid, and benefits in kind granted, to Izhak Nakar, our former Chief Executive Officer, was $237,089.  The compensation paid, and benefits in kind granted, to Ido Schechter, our current Chief Executive Officer, for the year ended December 31, 2002 was $242,224. The compensation paid to all other persons, as a group, who were, at December 31, 2002, directors or members of our administrative, supervisory or management bodies during that time was $1,132,158.  In addition, in 2002 members of that group were granted an aggregate of options to purchase 67,500 Ordinary Shares.  Of those options, options to purchase 17,500 Ordinary Shares with exercise prices of between $0.52 and $2.73 per share were granted under our ESOP 1996, options to purchase 30,000 Ordinary Shares, with an exercise price of $2.61 per share, were granted under our ESOP 2000, and options to purchase 20,000 Ordinary Shares, with an exercise price of $0.46 per share were granted outside of any employee stock option plan.  For further details, see Item 6 of this annual report.  The compensation paid does not include (i) reimbursement of directors’ expenses, (ii) $982,036, which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and (iii) amounts expended by us for automobiles made available to its officers ($110,678) and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

               As a function of the private placement of our shares and the investment by Charter, Izhak Nakar’s employment agreement was amended during 2000.  The amendment executed with respect to the conditions of Mr. Nakar’s employment was completed in two stages.  First, an amendment passed at the extraordinary annual meeting held on March 10, 2000 provided that Mr. Nakar’s annual base salary (not including manager’s insurance, retirement and other benefits added to the base salary) was $216,000, that he would be eligible for an annual bonus of up to 50% of his annual base salary, that the term of his employment agreement would be for 18 months after the closing date of Charter’s investment May 8, 2000), and an automatic renewal thereafter for successive 12 months periods, and that he would be entitled to certain rights including the right to receive a lump sum payment equaling his annual salary upon termination for any reason.  In the annual meeting held on October 5, 2000, the employment agreement of Mr. Nakar was amended once again to provide that:

1.

Upon resignation by Mr. Nakar in connection with a merger, acquisition, sale of all or substantially all of assets or other change of control of us or, “Change of Control”, (i) Mr. Nakar would be entitled to receive a lump sum payment in cash equal to three times the highest annual salary plus bonus received (or scheduled to be received) by Mr. Nakar during any annual period covered by the employment agreement, (ii) we would be required to continue the benefits granted to Mr. Nakar and his family (at the same level in effect for one year prior to the date of termination or resignation) for a period of three years, (iii) the restrictions on competition contained in Section 8 of Mr. Nakar’s current employment agreement would be void and of no effect; and

2.

Upon termination of Mr. Nakar’s employment with us for any reason (other than a resignation by Mr. Nakar in connection with a Change of Control or a termination of Mr. Nakar’s employment for Cause), subject to the immediately following paragraph, (i) Mr. Nakar would be entitled to receive payments in cash, payable in eighteen equal monthly installments commencing immediately after termination of Mr. Nakar’s employment, equaling in the aggregate 1.5 times the highest annual salary plus bonus received (or scheduled to be received) by Mr. Nakar during any annual period covered by the Agreement (ii) we would be required to continue all of the benefits granted to Mr. Nakar and his family (at the same level in effect for one year prior to the date of termination or resignation) for a period of eighteen months).

               For so long as we have not defaulted on our obligations set forth in paragraph 2 above, Mr. Nakar will remain subject to the restrictions on competition contained in Mr. Nakar’s employment agreement.  Those restrictions lapse in May 2004.

               In accordance with the foregoing and as a result of Mr. Nakar’s resignation of his employment, we recorded a non-recurring severance provision, the expenses in our financial statements for which were in the amount of approximately $759,000.

Board Practices

               Board of Directors

All directors currently hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.  External directors currently hold office for three years from their appointment (in 2000) and until their successors are duly elected and qualified at the next annual meeting. The External Directors may be elected for one additional three-year period.  The company, in its shareholders meeting held on November 25, 2002, approved a monthly payment to Mr. Thomas C. Lavey in the amount of $2,000 as compensation for his service as a director and Chairman of the Board, and that Mr. Izhak Nakar and Mr. Elie Houseman receive an annual payment of 20,043 NIS each and an amount of 1,003 NIS per meeting attended.  The above amounts may be updated from time to time in accordance with the updates to the “Fixed Amount” as defined and in the first, second and third schedules to the Israeli Companies Regulations (rules regarding compensation and expenses for external directors), 2000. Each External Director receives an annual fee of 20,043 NIS, and 1,003 NIS per meeting attended which are the “Fixed Amounts” permitted to External Directors according to the Companies Law and regulations without necessitating approval, which figures are updated periodically in accordance with the Israeli law. Ms. Phyllis Haberman and Mr. A. Lawrence Fagan waived their right for compensation for their service as directors.  We reimburse all of the directors for reasonable travel expenses incurred in connection with their activities on our behalf.

               Other than Mr. Nakar no director or other member of our administrative, supervisory or management bodies has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.  For additional information on Mr. Nakar’s arrangement, see the section entitled “—Compensation” in Item 6 of this annual report.

               Audit Committee; Remuneration Committee

               The new Israeli Companies Law (5759-1999), which became effective February 1, 2000 requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including all of the external directors of the Company.  The chairman of the board of directors, any director employed by or otherwise providing services to the Company, and a controlling shareholder or any relative of a controlling shareholder, may not be members of the audit committee.

               We are also required by the NASDAQ National Market to establish an audit committee, all of whose members are independent of management, and to adopt an audit committee charter.  Our two external directors, Rami Lazar and Ofir Zemer, serve on the audit committee of the board of directors, along with Elie Housman.

               We do not have a remuneration or compensation committee.

Employees

               As of May 31, 2003, we employed 37 full-time employees in our headquarters.  Three are employed in administration and three in finance, eight in marketing and sales, and 23 in product development and production.  In addition, our North American subsidiary employs four full-time persons.  Our German branch employs three full-time persons, and our English branch employs four full-time persons.  Management believes that its relations with its employees are good.

               Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor.  These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.

               Pursuant to Israeli law, we are legally required, subject to certain exceptions, to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy the majority of this obligation by contributing funds to a fund known as “Managers’ Insurance.”  This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment.  The remaining portion of this obligation is represented our balance sheet as “Provision for severance pay.”  The Israeli law has recently been amended to address some of the issues that were, in the past addressed only by the collective bargaining agreements mentioned above, such as procedures for dismissing employees, minimum wages and other issues – In the event of contradiction between a provision of the law and that of a collective bargaining agreement, the principal for interpretation is that the provision which is in favor of the employee will prevail.

Share Ownership

               Board of Directors, Senior Management and Certain Employees

               Mr. Izhak Nakar currently holds in his name 119,174 Ordinary Shares.  These shares represent 1.95% (1.82% on a fully diluted basis) of our outstanding share capital.  In addition, Mr. Nakar and members of his immediate family own Nir 4 You Technologies Ltd., an Israeli company that holds 280,000 Ordinary Shares amounting to 4.59% (4.28% on a fully diluted basis) of our outstanding share capital.  Mr. Nakar also holds options to purchase 50,000 Ordinary Shares (0.76% of our outstanding share capital on a fully diluted basis) at an exercise price of  $2 per share.  These options expire three years from the date they were granted.  None of the Ordinary Shares discussed in this section have different voting rights than those of other outstanding Ordinary Shares.

               A. Lawrence Fagan and Phyllis Haberman disclaim beneficial ownership of the Ordinary Shares owned by Charter.

               Stock Options

               We have reserved 115,000 Ordinary Shares for issuance upon exercise of outstanding non-plan share options granted to certain executive officers and key employees all of which have exercise prices of between $2.77 and $5.00 per share.  Pursuant to the terms of the option grant letters, of the options granted to two employees, options to purchase 25% of the shares became exercisable upon our  initial public offering, and options to purchase 25% of the shares are to become exercisable upon each of the first three anniversary dates of the issuance of the options provided that the employees continue to be employed by us on such dates.  Of the options granted to these employees, options to purchase 50,000 shares expired when the employees’ employment with us ended.  Pursuant to the terms of the option grant letters, the options granted to three other employees were to become exercisable in four equal parts upon each of the first four anniversary dates of the issuance of the options provided that the employees continue to be employed by us on such dates.  Of the options granted to two of the said employees, options to purchase 12,250 shares expired when their employment with us ended.

               In order to attract, retain and motivate employees (including officers) who perform services for or on behalf of us, we have two Employee Share Option Plans.  The first was established in 1996, the second during the year 2000.

               Employee Share Option Plan (1996)

               In September 1996, the Board of Directors adopted, and our shareholders approved, the Employee Share Option Plan (1996).  ESOP 1996 authorizes the granting of options to purchase up to 250,000 Ordinary Shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.  At May 31, 2003, options to purchase 156,500 Ordinary Shares were outstanding under the plan at exercise prices between $0.52 and $5.00 per share and options to purchase 142,742 were available for future grant (including the non-plan options described above that expired due to termination of employment and were returned to the Company).  All of the outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.  No exercises of options took place during 2002 or the five months ended May 31, 2003.

               Options granted under ESOP 1996 have terms of up to ten-years, provided, however, that options that are intended to qualify as incentive stock options and that are granted to an employee who on the date of grant is a 10% shareholder of us or any subsidiary corporation or parent corporation shall be for no more than a five-year term.  Ordinary Shares issuable upon the exercise of the options granted under ESOP 1996 will be held in trust for the benefit of the optionee for a period of at least two years after the grant of the options.  The exercise price of options granted under ESOP 1996 may not be less than 100% of the fair market value of the Ordinary Shares on the date of the grant and the exercise price of options granted under future employee share options shall not be less than 85% of the fair market value of the Ordinary Shares on the date of grant, in each case, as determined by the Board (or the Share Option Committee, if the Board elects to appoint one).  In the case of options that are intended to be incentive stock options granted to an employee who, at the date of such grant, is a 10% shareholder of us or any subsidiary corporation or parent corporation, the exercise price for such options may not be less than 110% of the fair market value of the Ordinary Shares on the date of such grant.  The number of shares covered by an option granted under ESOP 1996 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations.  Options are non-assignable except by will or by the laws of descent and distribution, and may be exercised only so long as the optionee continues to be employed by us.  If the optionee dies, becomes disabled or retires, the right to exercise the option will be determined by the Board (or the Share Option Committee) in its sole discretion.  The optionee is responsible for all personal tax consequences of the grant and the exercise thereof.  For so long as we are not a U.S. taxpayer, we believe that, other than a 1% stamp tax, no tax consequences will result to us in connection with the grant or exercise of options pursuant to ESOP 1996.

               Upon termination of employment, other than for death or disability, grantees may exercise vested options for three months following termination. ESOP 1996 contains similar provisions in relation to a grantee who becomes disabled or dies, only in these cases, the vested options may be exercised for a period of one year.

               On February 28, 2000, we filed a Form S-8 regarding ESOP 1996.

               Employee Share Option Plan (2000)

               The Employee Share Option Plan (2000) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder (“Section 102”), as applied prior to the implication of the tax reform in Israel, described elsewhere in this annual report.

               ESOP 2000 is administered by a committee appointed by the Board of Directors or alternatively the Board itself.  The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 2000.  Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries.  The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary.

               The options and/or shares issued upon exercise thereof shall be held in trust.  The trustee shall act in accordance with our instructions.

               A total of 240,000 of authorized but unissued shares have been reserved for the purposes of ESOP 2000 and, as of May 31, 2003, an aggregate of 170,000 had been granted to employees.  All of the granted options vest over a three-year period and have exercise prices between $0.99 and $4.125 per share.  At that time, options to purchase 70,000 Ordinary Shares were available for future grant.  In the event that the rights of a grantee expire for any reason before he has exercised his rights to acquire shares, the unacquired shares shall again become available for future grant.  The number of shares covered by an option granted under ESOP 2000 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations.

               Upon termination of employment, other than for death or disability, grantees may exercise vested options within three months of termination.  Unvested options may only be exercised with the consent of the Committee.  If employment is terminated by us due to the improper actions of the grantee, all options, whether vested or not, are immediately forfeited.  ESOP 2000 contains similar provisions in relation to a grantee who becomes disabled or dies.

               On December 19, 2002, we filed a Form S-8 regarding ESOP 2000.

               Any tax consequences that arise from the grant or exercise of any option are borne solely by the grantee.

               A new stock option plan has been approved by the board of directors on May 13, 2003 and will become effective upon shareholder approval.  All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that are the subject of options under those plans that expire prior to their exercise according to the conditions detailed therein, will be transferred into the new plan.  We intend to file a registration statement on Form S-8 to register these shares. We have filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4th, 2003. Such approval shall provide the grantees the eligibility for certain benefits under Section 102 as revised by the Israeli tax reform.

               Issuance of Options to Certain Persons

               In November 2001, the Company issued to Izhak Nakar, our then CEO and Yehezkel Yeshurun, our former Chief Scientist and a former director, options to purchase 50,000 each, Ordinary Shares in exchange for the minority interest held by them in our subsidiary, e-Mobilis.  For additional information, see the section entitled “—Related Party Transactions” in Item 7 of this annual report.

               In November 2002, we issued to Thomas C. Lavey, our Chairman of the Board of directors, options to acquire 20,000 Ordinary Shares at an exercise price of $0.46 per share.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

               As of May 31, 2003 Charter held 2,000,000 Ordinary Shares, or 32.79% (30.56% on a fully diluted basis) of our outstanding share capital.  At the time of the Charter investment, Izhak Nakar held in his name 119,174 Ordinary Shares, or 1.95% (1.82% on a fully diluted basis) of the outstanding share capital, and Nir 4 You Technologies Ltd., a company owned by Mr. Nakar and his immediate family, held 280,000 Ordinary Shares, or 4.59% (4.28% on a fully diluted basis) of our outstanding share capital.  Except as provided in the Share Purchase Agreement described below, none of these shares have special voting rights attached to them.

               Charter acquired its Ordinary Shares in May 2000 in exchange for a $15,000,000 investment.  Under the terms of the Share Purchase Agreement, the Board of Directors appointed by the shareholders meeting to serve immediately following the closing was comprised of seven members out of which Charter designated four, Charter obtained the right to demand registration of its shares on three separate occasions, Charter was granted pre-emptive rights with respect to future issuances of securities by us, and certain informational rights.  Charter’s right to appoint four of our seven directors was a one-time right only.  This right is not attached to the shares purchased by Charter and the entire Board faces re-election at each annual general meeting.  Currently three persons nominated by Charter serve on the Board. These are A. Lawrence Fagan, Elie Housman and Phyllis Haberman.

               In connection with the investment by Charter, certain rights were granted to Mr. Nakar, our then Chief Executive Officer.  These included the modification of Mr. Nakar’s compensation, as described in the section entitled “—Compensation” in Item 6 of this annual report, as well as the granting to Mr. Nakar of the right to demand registration of any or all of the shares held by him in the event that his employment was terminated under certain specific conditions.  These rights to demand registration have come into effect following the termination of Mr. Nakar’s employment.  The grant of these rights was approved by our Board of Directors, Audit Committee and shareholders.

               In accordance with the foregoing and as a result of Mr. Nakar’s resignation from employment, we recorded a non-recurring severance expense in our financial statements in the amount of approximately $759,000.  For additional information, see the section entitled “—Compensation” in Item 6 of this annual report, and Note 12 to the consolidated financial statements included elsewhere in this annual report.

               In connection with the Charter investment, Mr. Nakar and Charter have entered into an agreement which provides, among other things, that each party will vote to maintain the size of the Board at seven directors, and that each party will vote all of the shares of TiS held by it in favor of the appointment of the individuals designated by the other party as nominees to the Board of Directors.  The voting arrangement expired in 2002.   Mr. Nakar is still bound to vote his Ordinary Shares for up to four designees of Charter to the Board of Directors.  Charter’s obligation to vote for Mr. Nakar’s designees to the Board of Directors terminated with Mr. Nakar’s employment.

               In January 2000, TiS, together with Izhak Nakar, our then CEO, and Yehezkel Yeshurun, our former Chief Scientist and a former director, established e-Mobilis Ltd. as a subsidiary of TiS.  The shareholdings in e-Mobilis at that time were as follows:  TiS held 80.2%, Mr. Nakar held 9.9% and Mr. Yeshurun held 9.9%.  In November 2001, we acquired from Mr. Nakar, and Mr. Yeshurun, their interests in e-Mobilis.  The acquisition was in consideration of the issuance to each of them of immediately vested options to purchase 50,000 Ordinary Shares at an exercise price of $2.00 per share.  These share options expire three years from the date they were granted and were valued at $90,000 using the Black Scholes valuation model.

               Eighteen record holders of Ordinary Shares have declared postal addresses in the United States.  These eighteen record holders hold, between them, 90% of our outstanding share capital.

               There are no arrangements known to us  that may at a subsequent date result in a change in control of us.

ITEM 8.     FINANCIAL INFORMATION

Consolidated statements and other financial information

               Consolidated Financial Statements

               See Item 18.

               Other Financial Information

               The amount of export revenues constitutes a significant portion of our total revenues. The following is a  table giving details of our export revenues, as well as the breakdown of revenues between products and services.

Export Revenues
	2000	2001	2002

Export Revenues	10,491,028	11,773,707	7,753,019

Total Revenues	10,626,342	11,959,249	7,799,093

Percentage of Total Revenues	99%	98%	99%

Breakdown of Revenues
Product Revenues	95%	83%	82%

Service Revenues	5%	17%	18%

               Legal Proceedings

               In December 2002 we were sued in the United States District Court for the Southern District of New York by Millennium L.P. for allegedly infringing five U.S. patents purportedly owned by Millenium, L.P.  Our subsidiary, TiS America, Inc. was also named as a defendant in the suit.  We believe that we are not infringing Millennium’s patents and that Millennium’s patents are invalid.  We will defend this suit vigorously while simultaneously exploring an amicable resolution of the matter.  We believe that the potential liability, if any, with respect to this action will not materially adversely affect our financial position, results of operations or cash flows but we cannot assure you of the outcome of the suit or its impact on our operations or financial condition.

               Dividend Policy

               To date, we have not paid any dividend on our Ordinary Shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, its capital requirements and financial condition and other relevant factors.  We do not anticipate declaring or paying any dividend in the foreseeable future.

Significant Changes

               We are not aware of any significant change to our business, results of operations, and financial condition since December 31, 2002.

ITEM 9.     THE OFFER AND LISTING

Stock price history

               The annual high and low market prices for the Ordinary Shares for the five most recent full financial years are set forth below:

Year Ending		Boston Stock Exchange	Nasdaq SmallCap Market
December 31, 2002	Hi	3.92	3.92
	Lo	0.42	0.42

December 31, 2001	Hi	4.04	4.90
	Lo	0.99	2.05

December 31, 2000	Hi	16.0	16.688
	Lo	1.875	2.375

December 31, 1999	Hi	9.75	10.313
	Lo	2.5	2.75

December 31, 1998	Hi	5.09	4.063
	Lo	1.63	1.813

               The high and low market prices for the Ordinary Shares for each financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		Boston Stock Exchange	Nasdaq SmallCap Market
March 31, 2003	Hi	0.77	0.77
	Lo	0.42	0.42

December 31, 2002	Hi	0.99	0.99
	Lo	0.42	0.42

September 30, 2002	Hi	2.63	2.63
	Lo	0.95	0.95

June 30, 2002	Hi	3.20	3.20
	Lo	2.20	2.20

March 31, 2002	Hi	3.92	4.05
	Lo	2.61	2.31

December 31, 2000	Hi	6.375	5.563
	Lo	1.875	2.375

September 30, 2000	Hi	8.313	8.0
	Lo	5.167	5.5

June 30, 2000	Hi	12.563	10.625
	Lo	6.125	5.688

March 31, 2000	Hi	16	16.688
	Lo	8.375	8.438

               For the most recent six months, the high and low market prices of the Ordinary Shares for each month are set forth below:

Month Ending		Boston Stock Exchange	Nasdaq SmallCap Market

March 31, 2003	Hi	0.61*	0.61
	Lo	0.42*	0.42

February 28, 2003	Hi	0.59*	0.59
	Lo	0.48*	0.48

January 31, 2003	Hi	0.77*	0.77
	Lo	0.50*	0.50

December 31, 2002	Hi	0.60*	0.60
	Lo	0.46*	0.46

November 30, 2002	Hi	0.59*	0.59
	Lo	0.42*	0.42

October 31, 2002	Hi	0.99*	0.99
	Lo	0.66*	0.66

September 30, 2002	Hi	1.37*	1.37
	Lo	0.95*	0.95

               *  See “Markets” below

               Markets

               Effective November 1996, the Ordinary Shares were quoted on the Nasdaq SmallCap Market, under the symbol “TISAF” and listed on the Boston Stock Exchange, under the symbol “TPM.”  Effective April 29, 1999, the symbol for the Ordinary Shares was changed to “TISA” on the Nasdaq SmallCap Market.  While still listed on the Boston Stock Exchange, there has been no trading activity in the Ordinary Shares on that exchange since November 1999.  The Ordinary Shares are not publicly traded outside the United States.

ITEM 10.     ADDITIONAL INFORMATION

Memorandum and articles of association

               General

               TiS is registered with the Israeli Registrar of Companies.  The registration number issued to TiS by the Registrar of Companies is 52-004294-6.  The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.”

               Directors

               General

               A director’s ability to vote on a proposal, arrangement or contract in which the director is materially interested is codified, along with the fiduciary duties of all “office holders,” in the Israeli Companies Law.  The issue is not dealt with separately in our Articles of Association.  Under the Israeli Companies Law the term “office holders,” is defined to mean, a director, chief executive officer, president, chief business manager, deputy chief executive officer, vice chief executive officer, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care includes avoiding negligent acts and acting skillfully as a reasonable office holder would act.     The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder of the company.

               The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.

               In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.  An office holder who has a personal interest in  the approval of a transaction brought before the board of directors or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

               With the exception of “Fixed Amounts” compensation to external directors, arrangements regarding the compensation of directors (whether regarding in their capacity as directors or regarding the provision of other services) require audit committee, board of directors and shareholder approval.

               External Directors

               Under the Israeli Companies Law, which took effect on February 1, 2000, companies registered under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors.  Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member. An external director must be an individual resident of Israel, who is qualified to serve as a director. Companies whose shares have been offered to the public outside of Israel enjoy an easement in this matter so that external directors do not have to be residents of Israel.  No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

               No person may serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.  If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

               External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.

               The initial term of an external director under the current law is three years and may be extended for an additional term of three years.  External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one external director.

               Notwithstanding the foregoing, Israeli companies whose shares have only been offered to the public outside of Israel or that are registered solely on a stock market outside of Israel are entitled to some allowances in accordance with applicable regulations with respect to the requirements for an independent director.  (Regulations for allowances for public companies whose shares are registered for trade on a stock market external of Israel – 2000.)

               An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly in connection with service provided as an external director.

               Alternate Directors

               Under the Israeli Companies Law, the Articles of Association of a company may entitle a director to appoint another person to serve as an alternate director.  Our Articles entitle our directors by written notice to us to make such an appointment and to cancel any such appointment.  Our Articles also provide that any person may act as an alternate director.  The Israeli Companies Law which now prohibits incumbent directors from acting as alternate directors and a single person acting as an alternate director for more than one incumbent director.

               The term of appointment of a substitute director may be for one meeting of the Board of Directors or for a specified period or until notice is given of the cancellation of the appointment.  To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the Board of Directors.

               Internal Auditor and Certified Public Accountant

               Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.  In addition, the internal auditor may not be a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the general manager. The Company’s internal auditor is Mr. Eyal Weitzman of Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

               In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  We have appointed Somekh Chaikin, a member firm of KPMG International, certified public accountants in Israel, as our certified public accountant for auditing services.

               Indemnification of Directors and Officers

               The Israeli Companies Law provides that an Israeli company cannot exempt an officer from liability with respect to a breach of his fiduciary responsibilities.  While the Companies Ordinance, in effect throughout 1999, provided that an Israeli company could not exempt an officer from liability with respect to a breach of his duty of care or his duty of loyalty, this is permissible now under the Israeli Companies Law, if done in compliance with such law. The Israeli Companies Law also allows for granting an office holder an indemnification undertaking in advance subject to certain conditions.  However, an exemption and/or undertaking in advance to indemnify may only be granted if provided for in the Articles of Association of the company – in our case, they are not. Our Articles provide that, subject to the provisions of the Companies Ordinance and applicable law, we may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders (as defined below) with respect to; (i) a breach of his duty of care to us or to another person; (ii) a breach of his fiduciary duty to us, provided that the Office Holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or (iii) a financial liability imposed upon him in favor of another person by reason of an act or omission of such person in his capacity as an Office Holder.  In addition, we may indemnify an Office Holder against; (i) a financial liability imposed on him in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award that has been confirmed by a court in respect of an act or omission performed by him by virtue of his being an Office Holder and (ii) reasonable litigation costs, including attorneys’ fees, actually expended by such Office Holder or imposed on him by a court, in an action, suit or proceeding brought against him by us or in our name or by others or in respect of a criminal action in which he was acquitted in each case, by reason of an act or omission of such person in his capacity as an Office Holder.

               Our Articles state that for these purposes an “Office Holder” includes directors and all persons defined as Office Holders in the Companies Ordinance.  The procurement of any such insurance or provision of any such indemnification, as the case may be, must be approved by our Audit Committee and otherwise as required by law.  We may not indemnify an Office Holder or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of the following:  (i) a breach by the Office Holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach of its consequences; (ii) a breach by the Office Holder of his duty of loyalty unless he acted in good faith and had a reasonable basis to believe that his act or omission would not prejudice our interests; (iii) any act or omission done with the intent to derive an illegal personal benefit; or (iv) any fine levied against the Office Holder as a result of a criminal offense.

               Currently, we hold an insurance policy for our Office Holders that provides coverage limited to $5,000,000 in aggregate for the policy period, ending on December 20, 2003.

               Rights, Preferences, Restrictions of Shares

               We currently utilize one type of share, this being Ordinary Shares.  Dividends may be declared at a general meeting, following a recommendation by the directors.  We may decide to declare a dividend in an amount that is less than that recommended by the directors or decide not to declare a dividend at all, despite a directors’ recommendation, but may not increase the amount of the dividend to more than the amount recommended by the directors.  The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such dividends upon receipt of a valid demand; however we are not liable to pay any interest on dividend.

               Each shareholder is entitled to one vote for each Ordinary Share held.  Except for the External Directors, each director is elected to serve until the next annual general meeting of shareholders and until his successor has been elected.  Our Articles do not grant shareholders any rights to share in our profits other than through dividends.  In the event that we go into liquidation, any surplus is distributed to the shareholders in proportion to the amount paid by each on account of the nominal value of the shares paid.  No account is taken of any premiums paid in excess of the nominal value.

               We may issue and redeem redeemable shares and redeemable warrants.  There are no sinking fund provisions recorded in our Articles.  The directors may only make calls upon shareholders in respect of sums unpaid on their shares.  Our Articles contain no provisions which discriminate against any existing or future shareholder as a result of said shareholder holding a substantial number of shares.

               If at any time our share capital is divided into different classes of shares, we may change the rights of shareholders following receipt in writing of the agreement of 75% of the affected shareholders or following the passing of a resolution at a general meeting which is supported by 75% of the affected shareholders.  Any holder of shares the rights of which we propose to change may demand a secret ballot on this issue.

               Meetings of Shareholders

               An annual general meeting must be held once in each year and not later than fifteen months after the preceding annual general meeting.  All shareholders are entitled to attend and vote at annual general meetings.  Notice of annual general meetings may be sent by us by personal delivery, post, facsimile or telex to shareholders at the address recorded in our records.  Any notice sent by post to a shareholder’s address that is situated outside of Israel must be sent by airmail.  Any general meeting that is not an annual general meeting is called an extraordinary general meeting.  All shareholders are entitled to attend and vote at extraordinary general meetings.

               Our Board of Directors may convene an extraordinary general meeting when and as they see fit.  In addition the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either (i) at least two directors, (ii) at least one quarter of the directors of the Board or (iii) one or more shareholders who hold (A) an aggregate of at least five percent of our issued share capital and one percent of all voting rights, or (B) at least five percent of all voting rights.  Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who wish to demand that an extraordinary general meeting be convened must be made in writing and sent to our registered office.  The demand must detail the objects of the meeting and must be signed by all those making the demand.

               Notice of an annual general meeting and of an extraordinary general meeting must be sent at least 21 days in advance to all shareholders recorded in our register of shareholders.  Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

               Notwithstanding the foregoing, Israeli companies whose shares have only been offered to the public outside of Israel or that are registered solely on a stock market outside of Israel are entitled to some allowances in accordance with applicable regulations with respect to the requirements for notice of shareholder meetings if there is compliance with applicable rules of the country in which such shares have been offered or such a stock market is located.

               Limitations of Shareholders

               No limitations exist or are imposed by Israeli law or our constituent documents with regard to the right to own our shares, including any limitations upon the rights of non-resident or foreign shareholders to hold or exercise voting rights.

               Limitations on a Change of Control

               There are no provisions in our Articles or other constituent documents that would have an effect of delaying, deferring or preventing a change in control of us.

               Provisions Relating to Major Shareholders

               We are is required by law to maintain a separate register of shareholders that hold five percent, or over five percent, of either our issued shares or voting rights.

               The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 5% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, as it does to “office holders” in the context of a related party transaction.  See the section entitled “—Directors-General” in Item 10 of this annual report.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company.

               The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.  In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholder of the company.

               Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and to the shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

               In addition, any controlling shareholder who can determine the outcome of a shareholder vote and any shareholder who, under a company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company.  The Israeli Companies Law does not describe the substance of this duty.

Contracts

               Neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document and except for the agreements relating to the investment of Charter and the related arrangements with Mr. Nakar.  See the sections entitled “—Major Shareholders” and “—Related Party Transactions” in Item 7 of this annual report and “Compensation” in Item 6 of this annual report.

Israeli Exchange Control Laws

               The Government of Israel has promulgated a general permit under the Israeli Currency Control Law. Pursuant to such general permit, substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of Ordinary Shares and any amounts payable upon our dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely exchangeable into non-Israeli currencies at the appropriate rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

Taxation

               Israeli Tax Considerations

               The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of specified Israeli Government programs benefiting us.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the authorities in question.

               The Law for Amendment of the Income Tax Ordinance (Amendment No. 132) came into effect on January 1, 2003. The reform significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis.  From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

               The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•

Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation, or CFC, rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

               The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.  We express no opinion herein as to whether these recommendations shall be accepted.

               The Israeli statutory corporate tax rate on taxable business income is currently 36%.  Notwithstanding the foregoing, the effective tax rate payable by a company (such as us), which derives income from an “Approved Enterprise” may be considerably less.  See the section entitled “—Law for the Encouragement of Capital Investments, 1959” in Item 10 of this annual report.

               As of December 31, 2002, we had net operating loss carryforwards of approximately $8,904,451 available to utilize against our taxable business income in future tax years.  A portion of such losses expires over a period from 2004 through 2016 and the rest remains available indefinitely.  Out of the net operating loss carryforwards, an amount of approximately $3,141,855 is linked to the increase in the Israeli Consumer Price Index.

               Law for the Encouragement of Capital Investments, 1959

               General

               The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in certain production facilities (or other eligible assets) may, upon application to the Israel Investment Center, be designated as an “Approved Enterprise.”  Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset.

               Tax Benefits

               Income derived from an Approved Enterprise is taxed at lower company tax rates than would otherwise be applicable.  The period of reduced taxation commences in the first year in which the Approved Enterprise generates taxable income and continues for a maximum of seven consecutive years, but such period ends not later than the twelfth year from commencement of production or the fourteenth year from the date of approval of such enterprise, whichever is earlier.  Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

               We have elected to apply the so-called “Alternative Benefits Program” with respect to our income from Approved Enterprises.  Under this program, the undistributed income derived from the Approved Enterprise is exempt from company tax with respect to business income for a defined period of time.  The period of tax exemption ranges between 2 and 10 years, depending upon the location within Israel and the type of the Approved Enterprise.  Because we are located in Tel Aviv, the period of tax exemption applicable is two years.  On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates otherwise available for Approved Enterprises under the Investment Law (for the Company, a rate of 25%) for the remainder of the otherwise applicable benefits period.

               In addition, a company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate otherwise applicable to Approved Enterprises.  Such benefits will be granted only to enterprises seeking approval not later than December 31, 2000.  Subject to certain conditions, a Foreign Investors’ Company is a company which has more than 25% of its share capital (in terms of rights to profits, voting and the appointment of directors) and of its combined share and loan capital owned by persons who are not residents of Israel.  The benefits enjoyed by a Foreign Investors’ Company depend on the percentage of share capital owned by non-residents, which percentage is determined for any tax year by the lowest percentage of any of the above rights held by non-residents during that year.  A Foreign Investors’ Company pays tax at reduced rates ranging from 25% to 10% over a ten-year period, commencing the year in which each such Approved Enterprise first generates taxable income (rather than the otherwise applicable seven-year period discussed above).

          For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%

49% or more but less than 74%	20%

74% or more but less than 90%	15%

90% or more	10%

               Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the rate of 15% (compared to the standard rate of 25%), and the same rate will also be applicable to distributions made by a company out of dividends which it had received out of income derived by an Approved Enterprise.  The rate of 15% is limited to those dividends and distributions paid out of income earned during the seven-year benefits period provided that such dividends and distributions are actually received by the shareholders at any time up to 12 years after the expiration of the seven-year period discussed above.  A company such as us, which has elected to participate in the Alternative Benefits Program and pays a dividend from income derived by an Approved Enterprise during the tax exemption period under the Alternative Benefits Program, would be liable for company tax in respect of the gross amount distributed (i.e., the amount of the dividend grossed-up to include corporate and income tax payable or withheld with respect to the dividend) at the rate that would have been applicable had the Alternative Benefits Program not been elected (25%).  The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter.  (In the event, however, that the company also qualifies as a Foreign Investors’ Company, there is no such time limit).  This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

               The tax benefits derived from a certificate of approval for an Approved Enterprise relate only to taxable income attributable to the Approved Enterprise and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. In the event of our failure to comply with these conditions, the tax benefits could be cancelled in whole or in part, and we would be required to refund the amount of the cancelled benefits with the addition of CPI linkage differences and interest.  We believe that our Approved Enterprises operate in substantial compliance with all such conditions and criteria.

               In the event that only a part of a company’s taxable income is derived from an Approved Enterprise or the company operates under more than one approval, its effective corporate tax rate is equal to a weighted average of the various applicable rates.  A company owning “mixed enterprises” (i.e., a company whose income is derived from both an Approved Enterprise and other sources) may not distribute a dividend attributable only to the Approved Enterprise alone.  Subject to certain provisions concerning income subject to the Alternative Benefits Program, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is equal to a weighted combination of the various applicable tax rates.

               Law for the Encouragement of Industry (Taxes), 1969

               We currently qualify as an “Industrial Company” within the definition of the Law for the Encouragement of Industry (Taxes), 1969 and are, therefore, entitled to certain benefits, which are described below.

               Under the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in any tax year, determined in NIS (exclusive of income from government compulsory defense loans, capital gains, interest, and dividends), is derived from Industrial Enterprises owned by that company.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial production activity.  Pursuant to the Industry Encouragement Law, an Industrial Company is entitled, under certain conditions, to a deduction of 12.5% of the purchase price of patents or certain other intangible property rights for each of the first eight years from the tax year in which it commenced use of such intangible property rights.  To the extent that the income from a company’s Approved Enterprises is exempt from taxation (see “Law for the Encouragement of Capital Investments, 1959”), the deduction that such company would have otherwise received under the Industry Encouragement Law will be reduced accordingly.

               Eligibility for the benefits under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that we will continue to qualify as an Industrial Company or will in the future be able to avail ourselves of any benefits under the Industry Encouragement Law.

               Taxation under Inflationary Conditions

               The Income Tax Law (Adjustment for Inflation), 1985 (the “Adjustment for Inflation Law”) represents an attempt to overcome some of the problems presented to a traditional tax system by an economy undergoing rapid inflation. Generally, the Adjustment for Inflation Law provides significant tax deductions and adjustments to depreciation methods and tax loss carryforwards to compensate for loss of value resulting from a hyperinflationary economy. We are assessed under the Adjustment for Inflation Law.

               The Income Tax Ordinance and the Adjustment for Inflation Law allow “Foreign-Invested Companies” which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance to base their tax returns on the operating results as reflected in the dollar financial statements (in lieu of the principles set forth by the Adjustment for Inflation Law) or to adjust their tax returns based on exchange rate changes rather than changes in the CPI. For these purposes, a Foreign-Invested Company is a company more than 25% of whose share capital (in terms of rights to profits, voting and the appointment of directors) and of whose combined share and loan capital is owned by persons who are not residents of Israel.

               Tax Benefits and Government Support for Research and Development

               Israel’s tax law permits, under certain circumstances, a tax deduction for expenditures (including capital expenditures) in scientific research and development projects in the year incurred, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. We have taken such deductions in the past for research and development costs expended on projects so approved and expect to continue to have such deductions available to it in the future.

               Capital Gains Tax

               Israel’s law imposes a capital gains tax on the sale of capital assets, including securities held by us and our Ordinary Shares sold by holders thereof. The law distinguishes between “Real Gain” and “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus, computed on the basis of the increase in the CPI between the date of purchase and the date of sale. Inflationary Surplus accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the CPI), while Real Gain is added to ordinary income, which is taxed at the applicable ordinary rates for individuals (up to a 50% marginal rate) and 36% for corporations, while Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax.

               Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

               Prior to the tax reform, sales of our Ordinary Shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our Ordinary Shares were listed on certain stock exchanges, including the NASDAQ SmallCap Market and the Boston Stock Exchange, or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

               Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as the Company). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

               Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a  recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

               Taxation of Non-Residents of Israel

               Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel, unless such non-residents are subject to other rules under an applicable treaty and unless the capital gains were derived from sales of shares in an Industrial Company, as described above.  Israeli source income is defined under Israeli law as income, including capital gains, derived or accrued in Israel and income derived or accrued outside of Israel, if such income is received in Israel.  On the distribution of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is required to be withheld at source unless a different rate is provided for in a treaty between Israel and the shareholder’s country of residence.  The U.S.-Israel Tax Treaty provides for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident.

               United States Federal Income Tax Considerations

               Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of the Company’s Ordinary Shares, referred to for purposes of this discussion as a “U.S. Holder,” that is:

•	a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

               In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a “Non-U.S. Holder,” are discussed below.

               This summary is for general information purposes only.  It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase Ordinary Shares.

               This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own Ordinary Shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-marketing accounting;

•	are tax-exempt organizations;

•	are financial institutions or “financial services entities”;

•	hold Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

               In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

               Additionally, the discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax.

               Each holder of Ordinary Shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of the Company’s Ordinary Shares.

               Taxation of Ordinary Shares

               Taxation of Dividends Paid On Ordinary Shares

               A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes.  Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Ordinary Shares.

               U.S. Holders may have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute.

               Taxation of the Disposition of Ordinary Shares

               Upon the sale, exchange or other disposition of Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in the Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain.  Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares will be treated as United States source income or loss for United States foreign tax credit purposes.  The deductibility of  capital losses is subject to limitations.

               Tax Consequences if the Company is a Passive Foreign Investment Company – need to discuss this issue

               The Company will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which it is considered to own 25% or more of the shares by value, is passive income.  Alternatively, the Company will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.  Passive income includes amounts derived by reason of the temporary investment of funds raised in the Company’s public offerings.  If the Company were a PFIC, and a U.S. Holder did not make an election to treat the Company as a “qualified electing fund” (as described below):

•

Excess distributions by us to a U.S. Holder would be taxed in a special way.  “Excess distributions” are amounts received by a U.S. Holder with respect to the Company’s stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for Ordinary Shares before the present taxable year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held the Company’s stock.  A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year.  A U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•

The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of Ordinary Shares will also be rated as an excess distribution and will be subject to tax as described above.

•

A U.S. Holder’s tax basis in shares of the Company’s stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

               The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. Holder owns Ordinary Shares and if the Company complies with certain reporting requirements.  Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event the Company is classified as PFIC.  The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS.  A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania.  Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

               A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder’s fair market value of the PFIC stock and the adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

               The Company believes that it was not a PFIC in 2002.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot assure you that the Company will not become a PFIC.  If the Company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules.  U.S. Holders who hold Ordinary Shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s Ordinary Shares in the event that the Company qualifies as a PFIC.

               Tax Consequences for Non-U.S. Holders of Ordinary Shares

               Except as described in the section entitled “—Information Reporting and Back-up Withholding”, a Non-U.S. Holder of Ordinary Shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, Ordinary Shares, unless:

•

such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•

the Non-U.S. Holder is an individual who holds the Ordinary Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

               U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares.  U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. Holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of Ordinary Shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

               Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, Ordinary Shares, provided that such non-U.S. certifies to its foreign status, or otherwise establishes an exemption.

               The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Documents on display

               The exhibits to this report, including the exhibits incorporated herein by reference, have been filed by the Company with the Securities and Exchange Commission and can be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279.  Copies of all or any part of those documents may be obtained at prescribed rates from the SEC’s public reference section at these addresses.

               The documents referred to in this document are also available for inspection at 2 Habarzel Street, Ramat Hahayal, Tel Aviv, Israel.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

               Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices.  Because our short-term investments exceed short-term and long-term debt, our exposure to interest rate risk and exchange rate fluctuations, relates primarily to our investments.

               Our policy is to conservatively manage our excess currency.  All transactions are recommended by our Investment Advisors and approved by Management.

               Interest rate risk

               The fair value of our cash and cash equivalents and short-term investment portfolio at December 31, 2002 approximated carrying value due to its short-term nature.  Market risk was estimated as the potential decrease in fair value from a hypothetical 10% increase in interest rates and is regarded as immaterial.

               At December 31, 2002 we had short-term bank loans in the amount of $848,310.  Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in our weighted average short-term and long-term borrowing rate at December 31, 2002, and was not materially different from the year-end carrying value.

               Foreign exchange rate risk

               Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end NIS exchange rate.  Assuming such increase in the NIS exchange rate, the fair value would decrease by $25,062.

               In the ordinary course of business, we are exposed to foreign currency and interest rate risks. These exposures primarily relate to purchases from local suppliers in NIS, payroll expenses, which are paid in NIS, and changes in interest rates.  We used to utilize derivative options in order to reduce general foreign currency exposures.  Currently, we are no longer using derivative options, yet our policy allows the use of such financial instruments when cash is available and exposures exist.  We do not issue financial instruments for trading purposes.

               Equity price risk

               Marketable securities at December 31, 2002 included corporate bonds and equity instruments at a fair value of $528,327. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 20% decrease in the value of the marketable securities.  Assuming such decrease, the fair value of the remaining marketable securities would decrease by approximately $105,665.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.     DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                             PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

               Within 90 days prior to the date of this report, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

               There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

               Although we believe that our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.

ITEM 16.     [RESERVED]

PART III

ITEM 17.     FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

See pages 1 through 37.

ITEM 19.     EXHIBITS

Number	Description

1.1	Articles of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

1.2	Amendment to the Articles of Association of the Company, dated May 5, 2000.

1.3	Memorandum of Association of the Company) (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

2.1

Form of Public Warrant Agreement between the Company, the Warrant Agent and the Underwriter (incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.2	Form of Public Warrant Certificate (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.3	Form of Underwriter’s Warrant Agreement (incorporated by reference to exhibit 4.4 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.1	Top Image Systems, Ltd. Employee Stock Option Plan (1996) (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

3.2

Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

3.3	Top Image Systems Ltd. Employee Share Option Plan (2000).

3.4

Contract between the Company and JCC Payments Systems, Ltd. for the Supply, Installation and Development of Bespoke Software of the JCC Image System, dated June 24, 1996 (incorporated by reference to exhibit 10.1(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.5

Contract for the Support & Maintenance of Software of the JCC Image System, between the Company and JCC Payments Systems, Ltd., dated June 24, 1996 (incorporated by reference to exhibit 10.1(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.6

Contract between the Company and Unicre, Cartao Internacional de Credito, SA., for the Supply, Installation and Development of Software System, dated June 20, 1994 (incorporated by reference to exhibit 10.1(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.7

Software Maintenance Agreement between the Company and Unicre, Cartao Internacional de Credito, SA., dated July 20, 1994 (incorporated by reference to exhibit 10.1(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.8

English translation of Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.9

Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.10

English translation of Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.11

Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(h) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.12

Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996 (incorporated by reference to exhibit 10.1(i) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.13	Second Amendment, dated March 27, 2001, to the Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996.

3.14

Memorandum Agreement between the Company and Hasso Corporation, dated March 13, 1996 (incorporated by reference to exhibit 10.1(j) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.15

Exclusive Software Distribution Agreement between the Company and Daewoo Information Systems Co., Ltd. dated January 29, 1994 (incorporated by reference to exhibit 10.1(k) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.16

English translation of Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.17

Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.18	Employee Agreement between the Company and Ofer Comay (incorporated by reference to exhibit 10.4(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.19	Employee Agreement between the Company and Yossi Karchi (incorporated by reference to exhibit 10.4(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.20	Employee Agreement between the Company and Ziv Koren (incorporated by reference to exhibit 10.4(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.21	Employee Agreement between the Company and Stuart Melnick (incorporated by reference to exhibit 10.4(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.22	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to exhibit 10.4(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.23	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.24	Employee Agreement between the Company and Yehezkel Yeshurun (incorporated by reference to exhibit 10.4(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.25

English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.26

English translation of a Personal Employment Agreement between the Company and Tal Marom (incorporated by reference to exhibit 3.26 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.27

English translation of an Amendment to Employment Agreement between the Company and Tal Marom (re: updating of compensation and position for 2001) (incorporated by reference to exhibit 3.27 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.28

English translation of a Personal Employment Agreement between the Company and Norman Kreger (incorporated by reference to exhibit 3.28 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.29	English translation of a Salary Adjustment letter for Norman Kreger (incorporated by reference to exhibit 3.29 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.30

English translation of a Personal Employment Agreement between the Company and Amos Eliav (incorporated by reference to exhibit 3.30 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.31	English translation of a Salary Adjustment letter for Amos Eliav (incorporated by reference to exhibit 3.31 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.32

Share Purchase Agreement, dated as of February 11, 2000, by and between Charter-TIS LLC and the Company, as amended by Amendment #1 thereto, dated as of April 28, 2000 (incorporated by reference to exhibit 3.32 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.33

Registration Rights Agreement, dated as of May 8, 2000, among the Company, Charter-TIS LLC and Izhak Nakar (incorporated by reference to exhibit 3.33 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.34

Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.35

English translation of Employment Agreement between the Company and Jonathan Heller dated December 24, 2001. (incorporated by reference to exhibit 3.35 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.36

English translation of Update to Employment Agreement between the Company and Jonathan Heller dated February 28, 2002. (incorporated by reference to exhibit 3.36 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.37

English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001. (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.38

English translation of Employment Agreement between the Company and Dan Inbar dated December 31, 2001. (incorporated by reference to exhibit 3.38 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.39

Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001. (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.40

OEM License Agreement between the Company and CharacTell Ltd. dated July 16, 2001. (incorporated by reference to exhibit 3.40 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.41

Second Amendment to the Exclusive Software Distribution Agreement Dated June 28, 1996, as amended, between the Company and Hasso Corporation (as a predecessor entity to Toyo Ink Manufacturing Co., Ltd.) dated March 27, 2001. (incorporated by reference to exhibit 3.41 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.42

Agreement between the Company and Elsag spa regarding software and services for the population census of Italy dated March 18, 2002. (incorporated by reference to exhibit 3.42 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.43

Statement of Work to Subcontractor Agreement between the Company and NCR (Cyprus) Ltd. regarding software and services for the population census of Italy dated June 22, 2001. (incorporated by reference to exhibit 3.43 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.44

Agreement between the Company and CMC Ltd. regarding software and services for the population census of India dated December 12, 2001. (incorporated by reference to exhibit 3.44 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.45

Separation Agreement between the Company and Mr. Peter Nowak dated May 15, 2002. (incorporated by reference to exhibit 3.45 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

8	List of Subsidiaries. (filed herewith).

10.1	Consent of Somekh Chaikin – member firm of KPMG International. (filed herewith).

10.2	Consent of Arthur M. DeBenedictis. (filed herewith).

10.3	Consent of Kost, Forer and Gabbay. (filed herewith).

10.4(i)	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith).

10.4(ii)	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

	By:	/s/ Ido Schechter

Name: Ido Schechter
Title: Chief Executive Officer

Date: June 26, 2003

CERTIFICATION
of the Chief Executive Officer

I, Ido Schechter, Chief Executive Officer of Top Image Systems Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Top Image Systems Ltd. (the “Registrant”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the registrant and have:

a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and audit committee of the board of directors (or persons performing the equivalent function):

a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Ido Schechter

Ido Schechter
Chief Executive Officer

CERTIFICATION
of the Chief Financial Officer

I, Arie Rand, Chief Financial Officer of Top Image Systems Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Top Image Systems Ltd. (the “Registrant”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the registrant and have:

a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and audit committee of the board of directors (or persons performing the equivalent function):

a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Arie Rand

Arie Rand
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description	Page No.

1.1	Articles of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

1.2	Amendment to the Articles of Association of the Company, dated May 5, 2000 (incorporated by reference to exhibit 1.2 to the Company’s annual report on Form 20-F (registration number 001-14552)).

1.3	Memorandum of Association of the Company) (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

2.1

Form of Public Warrant Agreement between the Company, the Warrant Agent and the Underwriter (incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.2	Form of Public Warrant Certificate (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.3	Form of Underwriter’s Warrant Agreement (incorporated by reference to exhibit 4.4 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.1	Top Image Systems, Ltd. Employee Stock Option Plan (1996) (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

3.2

Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

3.3	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 3.3 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.4

Contract between the Company and JCC Payments Systems, Ltd. for the Supply, Installation and Development of Bespoke Software of the JCC Image System, dated June 24, 1996 (incorporated by reference to exhibit 10.1(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.5

Contract for the Support & Maintenance of Software of the JCC Image System, between the Company and JCC Payments Systems, Ltd., dated June 24, 1996 (incorporated by reference to exhibit 10.1(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

1

3.6

Contract between the Company and Unicre, Cartao Internacional de Credito, SA., for the Supply, Installation and Development of Software System, dated June 20, 1994 (incorporated by reference to exhibit 10.1(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.7

Software Maintenance Agreement between the Company and Unicre, Cartao Internacional de Credito, SA., dated July 20, 1994 (incorporated by reference to exhibit 10.1(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.8

English translation of Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.9

Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.10

English translation of Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.11

Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(h) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.12

Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996 (incorporated by reference to exhibit 10.1(i) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.13

Second Amendment, dated March 27, 2001, to the Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996 (incorporated by reference to exhibit 3.13 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.14

Memorandum Agreement between the Company and Hasso Corporation, dated March 13, 1996 (incorporated by reference to exhibit 10.1(j) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.15

Exclusive Software Distribution Agreement between the Company and Daewoo Information Systems Co., Ltd. dated January 29, 1994 (incorporated by reference to exhibit 10.1(k) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2

3.16

English translation of Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.17

Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.18	Employee Agreement between the Company and Ofer Comay (incorporated by reference to exhibit 10.4(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.19	Employee Agreement between the Company and Yossi Karchi (incorporated by reference to exhibit 10.4(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.20	Employee Agreement between the Company and Ziv Koren (incorporated by reference to exhibit 10.4(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.21	Employee Agreement between the Company and Stuart Melnick (incorporated by reference to exhibit 10.4(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.22	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to exhibit 10.4(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.23	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.24	Employee Agreement between the Company and Yehezkel Yeshurun (incorporated by reference to exhibit 10.4(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

3.25

English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.26

English translation of a Personal Employment Agreement between the Company and Tal Marom (incorporated by reference to exhibit 3.26 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.27

English translation of an Amendment to Employment Agreement between the Company and Tal Marom (re: updating of compensation and position for 2001) (incorporated by reference to exhibit 3.27 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.28

English translation of a Personal Employment Agreement between the Company and Norman Kreger (incorporated by reference to exhibit 3.28 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3

3.29	English translation of a Salary Adjustment letter for Norman Kreger (incorporated by reference to exhibit 3.29 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.30

English translation of a Personal Employment Agreement between the Company and Amos Eliav (incorporated by reference to exhibit 3.30 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.31	English translation of a Salary Adjustment letter for Amos Eliav (incorporated by reference to exhibit 3.31 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.32

Share Purchase Agreement, dated as of February 11, 2000, by and between Charter-TIS LLC and the Company, as amended by Amendment #1 thereto, dated as of April 28, 2000 (incorporated by reference to exhibit 3.32 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.33

Registration Rights Agreement, dated as of May 8, 2000, among the Company, Charter-TIS LLC and Izhak Nakar (incorporated by reference to exhibit 3.33 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.34

Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

3.35

English translation of Employment Agreement between the Company and Jonathan Heller dated December 24, 2001. (incorporated by reference to exhibit 3.35 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.36

English translation of Update to Employment Agreement between the Company and Jonathan Heller dated February 28, 2002. (incorporated by reference to exhibit 3.36 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.37

English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001. (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.38

English translation of Employment Agreement between the Company and Dan Inbar dated December 31, 2001. (incorporated by reference to exhibit 3.38 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.39

Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001. (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4

3.40

OEM License Agreement between the Company and CharacTell Ltd. dated July 16, 2001. (incorporated by reference to exhibit 3.40 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.41

Second Amendment to the Exclusive Software Distribution Agreement Dated June 28, 1996, as amended, between the Company and Hasso Corporation (as a predecessor entity to Toyo Ink Manufacturing Co., Ltd.) dated March 27, 2001. (incorporated by reference to exhibit 3.41 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.42

Agreement between the Company and Elsag spa regarding software and services for the population census of Italy dated March 18, 2002. (incorporated by reference to exhibit 3.42 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.43

Statement of Work to Subcontractor Agreement between the Company and NCR (Cyprus) Ltd. regarding software and services for the population census of Italy dated June 22, 2001. (incorporated by reference to exhibit 3.43 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.44

Agreement between the Company and CMC Ltd. regarding software and services for the population census of India dated December 12, 2001. (incorporated by reference to exhibit 3.44 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

3.45

Separation Agreement between the Company and Mr. Peter Nowak dated May 15, 2002. (incorporated by reference to exhibit 3.45 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

8*	List of Subsidiaries.

10.1*	Consent of Somekh Chaikin – member firm of KPMG International.

10.2*	Consent of Arthur M. DeBenedictis.

10.3*	Consent of Kost, Forer and Gabbay.

10.4(i)*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.4(ii)*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*              Filed herewith

5

EXHIBIT 8

List of Subsidiaries

TiS America, Inc.	Delaware, USA

TiS B.V.	Netherlands

e-Mobilis, Ltd.	Israel

EXHIBIT 10.1

Consent of Somekh Chaikin – member firm of KPMG International

[Somekh Chaikin Letterhead]

June 26, 2003

The Board of Directors
Top Image Systems Ltd.
Tel Aviv
Israel

We hereby consent to the incorporation by reference in the Registration Statement of Top Image Systems Ltd. on Form S-8 (File No. 333-101990), Form S-8 (File No. 333-11560), and Form F-3 (File No. 333-05718) of our report dated March 11, 2003, relating to the consolidated balance sheets of Top Image Systems Ltd. and its consolidated subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the annual report on Form 20-F of Top Image Systems Ltd. for the fiscal year ended December 31, 2002.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
(A member firm of KPMG International)

EXHIBIT 10.2

Consent of Arthur M. DeBenedictis

[Arthur M. DeBenedictis Letterhead]

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

June 26, 2003

The Board of Directors
Top Image Systems Ltd.
Tel Aviv
Israel

I hereby consent to the incorporation by reference in the Registration Statement of Top Image Systems Ltd. on Form S-8 (File No. 333-101990), Form S-8 (File No. 333-11560) and Form F-3 (File No. 333-05718) of my report dated January 25, 2001, relating to the balance sheets of TIS America, Inc. as of December 31, 2000 and the related statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2000, which report appears in the Annual Report on Form 20-F of Top Image Systems Ltd. for the fiscal year ended December 31, 2002.

/s/ Arthur M. DeBenedictis
——————————————
Arthur M. DeBenedictis
Certified Public Accountant

EXHIBIT 10.3

Consent of Kost, Forer and Gabbay

[Kost, Forer and Gabbay Letterhead]

CONSENT OF INDEPENDENT AUDITORS

June 29, 2003

The Board of Directors
Top Image Systems Ltd.
Tel Aviv
Israel

We consent to the incorporation by reference in the Registration Statements of Top Image Systems Ltd. on Form S-8 (File No. 333-101990), Form S-8 (File No. 333-11560) and Form F-3 (File No. 333-05718) of our report dated February 12, 2002, relating to the balance sheet of E-Mobilis Ltd. as of December 31, 2001 and the related statements of operations, changes in shareholders’ deficiency and cash flows for the year ended December 31, 2001, which report appears in the annual report on Form 20-F of Top Image Systems Ltd. for the fiscal year ended December 31, 2002.

/s/ Kost, Forer and Gabbay —————————————— Kost, Forer and Gabbay A Member of Ernst & Young Global

EXHIBIT 10.4(i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of Top Image Systems Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ido Schechter, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

               A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30, 2003

/s/ Ido Schechter

Name: Ido Schechter
Title: Chief Executive Officer

EXHIBIT 10.4(ii)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of Top Image Systems Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Arie Rand, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

               A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 30, 2003

/s/ Arie Rand

Name: Arie Rand
Title: Chief Financial Officer

Top Image Systems Ltd.

Financial Statements
As at December 31, 2002

Top Image Systems Ltd. and its Consolidated Subsidiaries

Consolidated Financial Statements as at December 31, 2002

Report of Independent Auditors to the Board of Directors
and Shareholders of Top Image Systems Ltd. and its Consolidated Subsidiaries

We have audited the accompanying Consolidated Balance Sheets of Top Image Systems Ltd. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated Statements of Operations, Changes in Shareholders’ Equity, and Statements of Cash Flows, for each of the years in the three-year period ended December 31, 2002.  These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 1%, and total revenues constituting 0% and 6.4% in 2001 and 2000, respectively of the related consolidated totals.  Those were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the financial statements of these subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted  (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America.  Application of accounting principles generally accepted in the United States of America would have affected the consolidated balance sheets as of December 31, 2002 and 2001 and the results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 18 to the consolidated financial statements.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

March 11, 2003

Top Image Systems Ltd. and its consolidated subsidiaries

Consolidated Balance Sheets

		December 31	December 31

		2002	2001

	Note	$	$

Assets

Current assets:

Cash and cash equivalents	2D	7,400,889	9,419,165
Marketable securities	2E;3	528,327	289,729
Trade receivables, net	2F;4	3,148,781	4,458,903
Other current assets	5	299,164	402,905

Total current assets		11,377,161	14,570,702

Property and equipment

Cost	2G; 6	1,694,686	1,644,464
Less accumulated depreciation		(1,160,368)	(889,893)

		534,318	754,571

Other assets		89,587	223,452

Total assets		12,001,066	15,548,725

March 11, 2003

/s/ Tom Lavey	/s/ Ido Schechter

Tom Lavey	Ido Schechter
Chairman of the Board of Directors	Chief Executive Officer

Top Image Systems Ltd. and its consolidated subsidiaries

Consolidated Balance Sheets

		December 31	December 31

		2002	2001

	Note	$	$

Liabilities and shareholders’ equity

Current liabilities:
Short-term bank loans	7	848,310	684,273
Trade payables		352,597	334,266
Other payables and accruals	8	2,436,745	2,259,708

Total current liabilities		3,637,652	3,278,247

Long-term liabilities:
Liability for severance pay, net	9	161,149	249,881

Total long-term liabilities		161,149	249,881

Total Liabilities		3,798,801	3,528,128

Commitments, contingencies and liens	10

Shareholders’ equity:	11
Share capital - Ordinary shares of NIS 0.04 par value.
Authorized: December 31, 2002 and 2001 125,000,000:
shares. Issued and outstanding 6,098,890 shares at
December 31, 2002 and 2001		73,079	73,079
Surplus capital		22,338,969	22,329,513
Accumulated deficit		(14,209,783)	(10,381,995)

Total shareholders’ equity		8,202,265	12,020,597

Total liabilities and shareholders’ equity		12,001,066	15,548,725

The accompanying notes are an integral part of the financial statements.

3-A

Top Image Systems Ltd. and its consolidated subsidiaries

Consolidated Statements of Operations

		Year ended December 31

		2002	2001	2000

	Note	$	$	$

Revenues	2H;16(A)(B)
Product revenues		6,423,348	9,913,851	10,073,817
Service revenues		1,375,745	2,045,398	552,525

Total revenues		7,799,093	11,959,249	10,626,342

Cost of revenues
Product costs		2,268,915	2,487,902	3,254,366
Service costs		736,548	584,431	669,566

Total cost of revenues		3,005,463	3,072,333	3,923,932

Gross profit		4,793,630	8,886,916	6,702,410

Research and development	2I
Research and development costs		1,340,408	2,198,628	2,207,967
Less - royalty bearing participation		-	-	(86,066)

Research and development, net		1,340,408	2,198,628	2,121,901

Selling and marketing expenses		5,386,460	6,791,707	7,938,885
General and administrative expenses		1,764,157	2,302,915	2,907,169
Restructuring costs and other special charges	12	313,955	706,000	540,000

		7,464,572	9,800,622	11,386,054

Operating loss		(4,011,350)	(3,112,334)	(6,805,545)
Financing income, net	13	187,318	287,197	439,972
Other income (expenses), net	14	(3,756)	33,708	(460)

Loss before taxes on income		(3,827,788)	(2,791,429)	(6,366,033)
Taxes on income	2J;15	-	-	-

Loss after taxes on income		(3,827,788)	(2,791,429)	(6,366,033)
Minority’s share in loss of a subsidiary		-	-	2,410

Net loss for the year		(3,827,788)	(2,791,429)	(6,363,623)

Net loss per share	2L;18	(0.628)	(0.440)	(1.088)

Weighted average number of
shares outstanding used in basic and
diluted loss per share calculation	18	6,098,890	6,341,390	5,848,890

The accompanying notes are an integral part of the financial statements.

Top Image Systems Ltd. and its consolidated subsidiaries

Statement of Changes in Shareholders’ Equity

	Share capital

	Number of shares	Amount	Surplus capital	Accumulated deficit	Total

		$	$	$	$

Balance as of January 1, 2000	4,026,625	53,154	8,028,212	(1,226,943)	6,854,423

Changes during 2000:
Issue of shares *	2,000,000	19,422	13,974,514	-	13,993,936
Amortization of deferred compensation expense	-	-	45,130	-	45,130
Issue of shares upon exercise of stock options	72,265	503	149,516	-	150,019
Net loss for the year	-	-	-	(6,363,623)	(6,363,623)

Balance as of December 31, 2000	6,098,890	73,079	22,197,372	(7,590,566)	14,679,885

Changes during 2001:
Amortization of deferred compensation expense	-	-	42,141	-	42,141
Acquisition of minority interest in a consolidated subsidiary (see Note 1C)	-	-	90,000	-	90,000
Net loss for the year	-	-	-	(2,791,429)	(2,791,429)

Balance as of December 31, 2001	6,098,890	73,079	22,329,513	(10,381,995)	12,020,597

Changes during 2002:
Amortization of deferred compensation expense	-	-	9,456	-	9,456
Net loss for the year	-	-	-	(3,827,788)	(3,827,788)

Balance as of December 31, 2002	6,098,890	73,079	22,338,969	(14,209,783)	8,202,265

*   Net of share issue expenses in the amount of $ 1,006,064.

The accompanying notes are an integral part of the financial statements.

Top Image Systems Ltd. and its consolidated subsidiaries

Consolidated Statements of Cash Flows

	2002	2001	2000

	$	$	$

Cash flows from operating activities:
Net loss for the year	(3,827,788)	(2,791,429)	(6,363,623)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred compensation expense	9,456	42,141	45,130
In process research and development costs	-	90,000	-
Minority interest	-	-	(2,410)
Depreciation and amortization	304,390	307,995	258,940
Liability for severance pay, net	(88,732)	(111,451)	122,580
Loss (gain) from sale of property and equipment, net	3,756	(3,601)	460
Erosion of NIS linked securities	19,633	45,473	-
Gain on sale of marketable securities, net	(13,231)	(8,109)	(9,320)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	1,310,122	(836,762)	107,745
Decrease (increase) in other receivables and prepaid expenses	103,741	115,608	(90,323)
Increase (decrease) in trade payables	18,331	(517,263)	493,367
Increase in other payables and accruals	177,037	543,604	1,124,986

Net cash used in operating activities	(1,983,285)	(3,123,794)	(4,312,468)

Cash flows from investing activities:
Purchase of property and equipment	(101,818)	(222,174)	(598,906)
Proceeds from sale of property and equipment	13,925	12,438	9,433
Proceeds from sale of marketable securities	255,000	738,999	958,211
Purchase of marketable securities	(500,000)	(210,130)	(503,111)
Other assets	133,865	(107,148)	(70,382)

Net cash provided by (used in) investing activities	(199,028)	211,985	(204,755)

Cash flows from financing activities:
Proceeds from issue of shares, net	-	-	14,143,955
Increase in short-term bank borrowings	164,037	233,226	451,047
Repayment of long-term loans	-	(9,350)	(10,200)

Net cash provided by financing activities	164,037	223,876	14,584,802

Increase (decrease) in cash and cash equivalents	(2,018,276)	(2,687,933)	10,067,579
Cash and cash equivalents at beginning of the year	9,419,165	12,107,098	2,039,519

Cash and cash equivalents at end of the year	7,400,889	9,419,165	12,107,098

The accompanying notes are an integral part of the financial statements.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 1 - General

A.

Top Image Systems Ltd. (“TiS” or the “Company”) is engaged in the development and marketing of a variety of automated data collection and form processing, and information recognition systems and technologies.  The Company’s software minimizes the need for manual data entry by automatically reading, understanding, identifying and processing the information contained in forms, increasing data capture accuracy and the rate of information processing.  The Company’s products also integrate the processing of electronic forms (e-forms) filled in and submitted via the Internet.  The products offered by the Company do away with traditional means of extracting information from paper-based documents, which is slow, expensive and subject to constant error.

B.

The Company was incorporated under the laws of Israel as TiS - Top Image Systems (1991), Ltd. on March 26, 1991 and in July 1996 changed its name to Top Image Systems Ltd. The Company has a wholly-owned subsidiary in the United States of America, TiS America Inc., incorporated in 1991 under the laws of the State of Delaware, and a wholly-owned subsidiary in the Netherlands, Top Image Systems BV, incorporated in 1997.

C.	On November 8, 2001, the Company acquired 19.8% of the equity of E - Mobilis Ltd., representing all of the minority interest of E-Mobilis, the Company’s consolidated subsidiary. See also Note 11D.

Note 2 - Significant Accounting Policies

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP").  Israeli GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").  Application of U.S. GAAP would have affected results of operations and shareholders’ equity to the extent summarized in Note 18.  The significant accounting policies that are followed in the preparation of the financial statements, applied on a consistent basis and have been prepared in accordance with the historical cost convention, are as follows:

A.	Financial statements in U.S. dollars (“dollars”)

1.

Substantially all of the Company’s sales are made outside Israel.  Most sales outside Israel are denominated in dollars.  Sales in Israel are denominated in NIS, but are dollar linked.  Most purchases of materials and components and marketing costs are incurred outside Israel, and are primarily transactions denominated in dollars.  Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the dollar, which is deemed to be the functional and reporting currency of the Company.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

A.	Financial statements in U.S. dollars (“dollars”) (cont’d)

2.	Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured as follows:

• Monetary items - at the current exchange rate at balance sheet date.
• Non-monetary items - historical exchange rates.
• Income and expenditure items - at the exchange rate current as of the date of recognition of those items (excluding depreciation and other items derived from non-monetary items).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise.
Amounts in the financial statements representing the dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value in dollars, and they may not necessarily be exchangeable for dollars.
The consolidated financial statements have been prepared in accordance with the historical cost convention.

B.	Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.

All inter-company transactions and balances were eliminated in consolidation.

C.	Estimates and assumptions in the financial statements

The preparation of financial statements in conformity with Israeli GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These are management’s best estimates based on experience and historical data, however actual results may vary from these estimates.

D.	Cash and cash equivalents

Cash and cash equivalents consist of cash, money market funds and certificates of deposits with an original maturity of three months or less.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

E.	Marketable securities

These are held as a short-term investment and are stated at their aggregate market value. Changes in their value are reported currently in the statement of operations.

F.	Trade receivables

Trade receivables are recorded at cost, less the related allowance for doubtful trade receivables. Management considers current information and events regarding the debtor’s ability to repay their obligations, and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2002 is determined as a specific amount for those accounts the collection of which is uncertain.

G.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of each asset as estimated by the Company’s management.

The estimated lives used in calculating depreciation are:

Years

Computers	3 – 5
Furniture and office equipment	5 – 16.5
Motor vehicle	6.5
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful life (mainly 10 years).

H.	Revenue Recognition

1.

Revenue is recognized when earned and realized in accordance with applicable accounting standards, including American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition as amended by SOP No. 98-9 “Modification of SOP No. 97-2” and other related interpretations.  Revenue from the sale of software is recognized when each of the following criteria has been met:  Persuasive evidence of an agreement has been received, delivery has occurred or services have been performed, the sale price is fixed or determinable and collection of the resulting receivable is probable.
License revenues from reseller arrangements are recognized upon delivery when payment is not dependent on third party collection by the reseller.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

H.	Revenue Recognition (cont’d)

2.

Revenues derived from maintenance and support arrangements provide customers with right to unspecified updates on an if-and-when available basis and technical support.  In accordance with paragraph 10 of SOP 97-2, “Software Revenue Recognition”, Vendor-Specific Objective Evidence (VSOE) of fair value of maintenance is determined based on the price charged for the maintenance element when sold separately.  The maintenance term is typically one year in duration and maintenance revenue is recognized ratably over the maintenance term.

3.

The Company generally considers other software services as essential to the functionality of the product unless the software is paid for before the services commence and the services are limited to training or normal installation.
Revenue from software services is recognized using contract accounting.

4.

The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method, which is in accordance with Standard 4 of the Israeli Standards Board which is substantially identical to AICPA SOP 81-1.  The percentage of completion is determined in accordance with milestones agreed between the parties.  In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full.  As to Management’s evaluations and assumptions, see Note 2C above.

I.	Research and development costs

Research and development costs are charged to statement of operations as incurred.  Costs incurred subsequent to the point at which a product design and a working model of the product have been completed and the completeness of the working model and its consistency with the product design has been confirmed by testing (the point at which a product’s technological feasibility is established) have not historically been material.  Therefore, the Company has not capitalized any such costs.  Royalty-bearing grants received from the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development are accrued during the period in which the related expenses are incurred and are offset against the Company’s research and development costs.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

J.	Income taxes

Income taxes are accounted for using the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are provided when it is more likely than not that deferred tax assets will not be realized.

K.	Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its stock option plans for employees and directors.  Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123.

Had compensation expense for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, the effect on net loss and net loss per share would have been as follows:

	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2000

	$	$	$

Net loss:
U.S. GAAP as reported in Note 18B(2)	(3,825,545)	(2,791,914)	(6,364,386)
	(187,076)	(218,417)	(168,262)

Pro forma	(4,012,621)	(3,010,331)	(6,532,648)

Loss per share:
U.S. GAAP as reported in Note 18B(3)	(0.627)	(0.458)	(1.095)

Pro forma	(0.658)	(0.493)	(1.124)

See also Note 19 regarding SFAS No. 148 – an amendment of SFAS No. 123.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

L.	Net loss per share

Net loss per share in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel (“ICPAI”) is computed using the weighted average number of shares outstanding during each period including share options as share equivalents if the probability of exercising the share option is reasonable.

M.	Fair value of financial instruments

Unless otherwise noted, the carrying amount of financial instruments approximates fair value.

Financial instruments consist of either cash and cash equivalents, marketable securities, trade receivables, short-term bank loans and credits or other instruments bearing interest at close to market rate.

In view of their nature, the fair value of financial instruments is usually identical to their carrying value.

N.	Disclosure of the effect of new accounting standards in the pre-application period

1.

Accounting Standard No. 12 on “Discontinuance of Adjustment of Financial Statements”. Pursuant to this standard, commencing January 1, 2004, the adjustment of financial statements will be discontinued.

Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003, will constitute the starting point for the nominal financial report as of January 1, 2004.  The extent of the effect of this change depends on the rate of inflation and the financing sources of the Company.  The Company believes that the adoption of this standard will not have a significant impact on the its financial position or results of operations.

2.

Accounting Standard No. 13 on “Effect of Changes in Exchange Rate of Foreign Currency”. The standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for the purpose of including them in the financial statements of the reporting entity and replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which will be annulled upon Accounting Standard No. 12 coming into effect. This standard will apply to financial statements for periods beginning after December 31, 2003. The adoption of Accounting Standard No. 13 will have no effect on the Company’s consolidated financial statements.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

N.	Disclosure of the effect of new accounting standards in the pre-application period (cont’d)

3.	In August 2002, the Israel Accounting Standards Board published Standard No. 14, “Interim Financial Reporting.”

The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report.

Standard No. 14 will become effective for financial statements covering periods beginning on or after January 1, 2003.
The adoption of Accounting Standard No. 14 will have no effect on the Company’s consolidated financial statements.

4.

In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 – “Decline in Value of Assets.”  The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset.  In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

The Standard applies to financial statements for periods beginning January 1, 2003.  The Standard provides that in most cases, the transition will be effected by means of the “from here on” method, however, a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category “cumulative effect as at beginning of the year of change in accounting method” if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.  The adoption of Accounting Standard No. 15 will have no effect on the Company’s consolidated financial statements.

Note 3 - Marketable Securities

		December 31

	2002	2001

	$	$

Marketable government bonds – linked to the NIS	-	93,468
Mutual fund participation certificates – linked mainly to the U.S. dollars	275,687	196,261
Corporate bonds in U.S. dollars	252,640	-

	528,327	289,729

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 4 - Trade Receivables, Net

		December 31

	2002	2001

	$	$

Trade receivables	3,617,306	5,346,066
Allowance for doubtful debts	(468,525)	(887,163)

	3,148,781	4,458,903

As at December 31, 2001 includes one customer in the amount of $ 600,000.

Note 5 - Other Current Assets

		December 31

	2002	2001

	$	$

Employees	48,364	27,443
Government institution	170,695	164,884
Grants receivable from government agencies	-	179,985
Prepaid expenses	37,924	28,301
Other	42,181	2,292

	299,164	402,905

Note 6 - Property and Equipment

	Cost		Accumulated depreciation

	December 31		December 31

	2002	2001	2002	2001

	$	$	$	$

Computers	1,195,611	1,127,967	938,141	711,905
Furniture and office equipment	397,947	373,296	176,874	121,572
Motor vehicles	-	41,765	-	22,200
Leasehold improvements	101,128	101,436	45,353	34,216

	1,694,686	1,644,464	1,160,368	889,893

As to liens, see Note 10B(1).

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Short-Term Bank Loans

A.	Composition:

	December 31

	2002	2001

	$	$

Short-term bank loans in NIS	605,943	684,273
Short-term bank loans in U.S. dollars	242,367	-

	848,310	684,273

B.	The Company has a revolving line of credit with banks for total borrowing of up to $1,500,000 based on 75% of its trade receivables.

Borrowings under the revolving line of credit in NIS bearing interest at a rate of prime + 0.25% to 1% (As of December 31, 2002 prime rate is 10.4%).  Borrowings under the revolving line of credit in U.S. dollars bearing interest at a rate of Libor + 2% (As of December 31, 2002 - Libor rate is 1.375%).

The financing arrangements are secured - see Note 10B(2).

Note 8 - Other Payables and Accruals

	December 31

	2002	2001

	$	$

Employees	175,663	159,905
Government agencies	176,132	121,375
Accrued expenses	770,301	844,730
Provision for vacation pay	169,543	286,458
Deferred revenue	190,260	82,089
Other payables	41,982	59,151
Provision for non-recurring retirement benefit	912,864	706,000

	2,436,745	2,259,708

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 9 - Liability for Severance Pay, Net

A.	Under Israeli law, the Company is required to make severance payments to its dismissed employees (including officers) and to employees resigning under certain other circumstances.
The liability is calculated based on the monthly salary of each employee as of the balance sheet date, multiplied by the number of years of employment.
The liability is partially covered by insurance policies purchased, and fundings with provident funds and by the unfunded provision.

The balance of the liability is presented net of the amount deposited with a recognized severance pay fund as follows:

	December 31

	2002	2001

	$	$

Provision for severance pay	648,522	862,450
Less - amounts funded *	(487,373)	(612,569)

	161,149	249,881

*	The Company may only withdraw amounts funded for the purpose of severance pay disbursements.
As to U.S. GAAP differences - see Note 18.

B.	Severance pay expenses amounted to $ 234,819 for the year ended December 31, 2002 and $ 290,953 and $ 291,342 for the years ended December 31, 2001 and 2000, respectively.

Note 10 - Commitments, Contingencies and Liens

A.	Commitments

1.

With respect to the participation of the Israeli government in software research and development costs, the Company is committed to pay to the government royalties at the rate of 2% of revenues from sale of its FormOut! Software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar.

The Company’s total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 45,496 as of December 31, 2002.

Royalties payable to the OCS are classified as part of cost of revenues.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Commitments, Contingencies and Liens (cont’d)

A.	Commitments (cont’d)

2.

Concentration of credit risk - Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.  The Company maintains cash and cash equivalents, short and long-term investments, and certain other financial instruments with various major financial institutions mainly in the U.S.A.  Company policy is designed to limit exposure to any one institution.

With respect to trade accounts receivable, credit risk is limited due to the number and geographical dispersion of government and corporate entities which constitute the Company’s customer base.
See also Note 16 for concentration of sale risks.

3.

The Company has entered into an operating lease with Albar Ltd. and Eldan Ltd. for the lease of a fleet of 31 vehicles.  Each lease is for a period of three years with monthly payments linked to the Israeli Consumer Price Index (CPI).  As at December 31, 2002, commitments are as follows:

$

2003	117,689
2004	9,646
2005	5,513

Total	132,848

4.	The Company leases offices for its activities. Such leases range from one year to six years including extension periods. As at December 31, 2002, commitments for such leases are as follows:

$

2003	258,049
2004	208,643
2005	208,643
2006	208,643
2007	182,563

Total	1,066,541

Part of the lease agreements are secured by a bank guarantee in the amount of $ 48,995.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Commitments, Contingencies and Liens (cont’d)

B.	Liens

1.

To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets.  The liens are unlimited in amount and it was agreed that the said assets might not be further pledged or transferred without prior consent of the beneficiaries.

2.	To secure revolving credit facilities from a bank, the Company registered a floating charge on its plant, assets and goodwill in favor of this bank.

Note 11 - Shareholders’ Equity

A.	Stock Options

1.	Employee share option plans

(a)

The Company has reserved 115,000 Ordinary Shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

The options are exercisable at prices ranging between $2.77 and $5 per share, per the following terms:

1)

For two employees 25% of the options became exercisable upon the date of the Company’s public offering, and 25% of the options upon each of the first three anniversary dates of the issuance of the options, provided that the employees continue to be employed by the Company on such dates.

2)

For the other three employees the options become exercisable in four equal parts upon each of the first four anniversary dates of the issuance of the options provided that those employees continue to be employed by the Company on such dates.  The options are granted for a five-year term.

		3)	All other options granted have the same terms and requirements as in the Employee Share Option Plans.

Of the options granted to these employees, options to purchase 50,000 shares expired when they left the Company.  Pursuant to the terms of the option grant letters, the options granted to three other employees were to become exercisable in four equal parts upon each of the first four anniversary dates of the issuance of the options provided that the employees continue to be employed by the Company on such dates.  Of the options granted to two of the said employees, options to purchase 12,250 shares expired when they left the Company.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Shareholders’ Equity (cont’d)

A.	Stock Options (cont’d)

1.	Employee share option plans (cont’d)

	(b)	Employee Share Option Plan (1996)

In September 1996, the Board of Directors of the Company adopted, and the shareholders approved, the Employee Share Option Plan (1996) (the “ESOP 96”).  The ESOP 96 authorizes the granting of options to purchase up to 250,000 Ordinary Shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.

As of December 31, 2002, options to purchase 233,000 Ordinary Shares are outstanding under the plan at an exercise prices between $ 0.52 and $ 5 per share and options to purchase 66,242 ordinary shares are currently available for future grant.  The outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.

	(c)	Employee Share Option Plan (2000)

The Employee Share Option Plan (2000) (“ESOP 2000”) is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder (“Section 102”).

A total of 240,000 shares have been reserved for the purposes of ESOP 2000.  At December 31, 2002, an aggregate of 201,500 had been granted to employees and 38,500 options are currently available for future grant.  All of the options vest over a three-year period, and have exercise prices between $ 0.99 and $ 4.125 per share.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Shareholders’ Equity (cont’d)

A.	Stock Options (cont’d)

1.	Employee share option plans (cont’d)

(d) Effect of SFAS No.123

Had compensation expense for stock options granted been determined based on the fair value at the grant date, consistent with the method of SFAS No. 123, the effect on net loss and net loss per share would have been as follows:

	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2000

	$	$	$

Net loss:

U.S. GAAP as reported in Note 18B(2)	(3,825,545)	(2,791,914)	(6,364,386)

	(187,076)	(218,417)	(168,262)

Pro forma	(4,012,621)	(3,010,331)	(6,532,648)

Loss per share:

U.S. GAAP as reported in Note 18B(3)	(0.627)	(0.458)	(1.095)

Pro forma	(0.658)	(0.493)	(1.124)

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Shareholders’ Equity (cont’d)

A.	Stock Options (cont’d)

1.	Employee share option plans (cont’d)

(d) Effect of SFAS No.123 (cont’d)

A summary of the status of the Company’s 1996 and 2000 plans as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates is presented below:

	Number of options	Weighted average exercise price	Weighted average grant date fair value

		$	$

Options unexercised as at January 1, 2000	293,000	3.01
Granted during 2000	272,000	4.125	2.6
Exercised during 2000	(37,458)	2.83	2.75
Forfeited during 2000	(130,250)	3.17	2.73

Options unexercised as at December 31, 2000	397,292	3.74
Granted during 2001	160,500	1.74	0.38
Exercised during 2001	-	-	-
Forfeited during 2001	(143,125)	3.7	3.45

Options unexercised as at December 31, 2001	414,667	2.53
Granted during 2002	54,000	2.60	0.38
Exercised during 2002	-	-	-
Forfeited during 2002	(34,167)	3.54	2.98

Options unexercised as at December 31, 2002	434,500	2.81

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding		Option exercisable

Rates of exercise prices	Number outstanding at December 31	Weighted remaining contractual life	Number exercisable at December 31

in US Dollars	2002	In years	2002

0.52 - 1.7	135,500	4-5	36,750
2.08 - 2.85	151,500	4-5	74,625
3.35 - 4.125	131,500	4-5	64,000
5	16,000	4	16,000

	434,500		191,375

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Shareholders’ Equity (cont’d)

A.	Stock Options (cont’d)

1.	Employee share option plans (cont’d)

(d) Effect of SFAS No.123 (cont’d)

The fair value of each option grant was estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions:

Year of grant	Option term (years)	Expected volatility	Dividend yield	Risk-free interest rate

2002	7	85%	0%	1.5-2%

2001	7	108%	0%	2-5%

2000	7	74%	0%	6%

2.	Share Purchase Agreement

In consideration for the purchase of 990,000 of E - Mobilis shares, the Board of Directors of the Company granted the sellers on November 8, 2001, options to purchase 100,000 ordinary shares that vested immediately, at an exercise price of $2 per share.  The options will expire three years from the date of grant and will be cancelled and returned to the Company if not exercised by November 7, 2004.

The option shares were valued using the Black Scholes valuation model.

3.	Options to directors

On November 25, 2002, the shareholders of the Company approved the grant of an option to purchase 20,000 fully vested Ordinary Shares to the Chairman of the Board of Directors at a purchase price equal to the market price of the shares on the date of the grant.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 11 - Shareholders’ Equity (cont’d)

B.	Dividends

Dividends may be paid by the Company only out of the Israeli Company earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS.  There are no restrictions on the transfer of funds to non-resident shareholders for the payment of dividends.

Distribution of cash dividends out of retained earnings would subject TiS to a 25% tax in respect of the income from which it was distributed, according to the terms of tax exemption due to its “Approved Enterprise” status, as explained in Note 15A.

In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

Note 12 - Restructuring Costs and Other Special Charges

1.

During December 2000, the Company adopted a strategy of transfer of its critical mass to business activities abroad.  According to this strategy, the major part of the Company’s revenues for the years to come, is expected to be derived from its business activities in Europe and the U.S.  As part of this strategy, Management approved a restructuring plan according to which the headquarters in Israel were reduced in size, while business activities abroad were enlarged.  According to the plan, the Company implemented the lay-off and relocation of certain employees, out of which three were management positions.

The above action was decided on and executed at the end of December 2000.  The implication of the above-mentioned restructuring plan consisted mainly of employee salaries and vehicle expenses during the advance notice period as well as employee relocation expenses.  Management estimated these expenses to amount to approximately $ 540,000.  During 2001, this provision was utilized in full.

2.

As at December 31, 2001, in accordance with an agreement with an officer of the Company, upon termination of employment, the officer was entitled to receive certain benefits which amount to approximately $ 706,000 which was paid over an 18-month period.

3.

During October 2002, the Company’s management adopted and began the execution of a restructuring plan.  According to such plan, the Company’s personnel was reduced in size.  Furthermore, certain positions were cancelled, while certain other positions were altered.  According to the plan, the Company implemented lay-offs mainly in the Company’s headquarters located in Israel that included, among others, four employees in management positions.

Costs related to the restructuring plan consist mainly of employee salaries and vehicle expenses during the advance notice period.  Management estimates these expenses will amount to approximately $ 314,000.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 13 - Financing Income, Net

	Year ended December 31

	2002	2001	2000

	$	$	$

Interest income	143,543	381,752	518,070
Exchange rate gain (loss) and bank charges	38,504	(102,664)	(87,418)
Income from marketable securities	5,271	8,109	9,320

	187,318	287,197	439,972

Note 14 - Other Income (Expenses), Net

	Year ended December 31

	2002	2001	2000

	$	$	$

Gain (loss) from sale of property and equipment, net	(3,756)	3,601	(460)
Other	-	30,107	-

	(3,756)	33,708	(460)

Note 15 - Taxes on Income

A.	Israel tax reform

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis.  From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax reform that may affect the Company are as follows:

1.	Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad.  Detailed provisions are to be included in Income Tax Regulations that have yet to be issued.

Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of these Regulations.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to Consolidated Financial Statements as at December 31, 2002

Note 15 - Taxes on Income (cont’d)

A.	Israel tax reform (cont’d)

2.	Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans.  Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%.  Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company.  There are detailed provisions for implementing these tracks.  The Company is considering the alternatives.

3.	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.	Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

B.	The Law for the Encouragement of Capital Investments 1959 (hereinafter “the Law”)

The Company is eligible to receive certain tax benefits in Israel, particularly as a result of the “Approved Enterprise” status of a majority of the Company’s facilities and programs, and has benefited in the past from certain Israeli government research and development grants.  To continue to be eligible for tax benefits, the Company must meet certain conditions, relating principally to compliance with the investment program filed with the Israeli Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations.  The Company believes that it will be able to meet such conditions.  Should the Company fail to meet such conditions in the future, however, it would be subject to corporate tax in Israel at the standard rate of 36% and could be required to refund tax benefits already received.  See also Note 16.

According to the provisions of this Law, the Company is entitled to tax benefits in respect of income earned from an investment program which received “Approved Enterprise” status.  Under the Law, income derived from this program is fully exempt from tax for the first two years and is taxed at an annual rate of 25% for the following five years.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to Consolidated Financial Statements as at December 31, 2002

Note 15 - Taxes on Income (cont’d)

B.	The Law for the Encouragement of Capital Investments 1959 (hereinafter “the Law”) (cont’d)

In the event that the Company distributes a cash dividend to shareholders from tax-exempt income attributable to the “Approved Enterprise,” it will incur a tax liability of 25% of the earnings so distributed.  However, in the event that this income is transferred to a legal reserve or is declared as a stock dividend then there would be no tax liability.

Approved enterprises generate taxable income and continue for a maximum of seven consecutive years, but not later than the twelfth year from commencement of production or the fourteenth year from the date of approval of such enterprise, whichever is earlier.  The date of the approval of the Company is May 1990.

Since the Company has not yet generated taxable income, the period of benefits to which it is entitled, as an “Approved Enterprise” has not yet begun.

C.

Under the Income Tax Law (Adjustments for inflation), 1985, income for tax purposes is measured in terms of earnings in NIS as adjusted for changes in the Israeli Consumer Price Index (hereinafter “CPI”).

D.	The Company currently qualifies as an “Industrial Company” under the above Law.

As such, it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and the amortization of know-how, acquired from a third party.

E.	The Company has received final tax assessments through the 1999 tax year.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to Consolidated Financial Statements as at December 31, 2002

Note 15 - Taxes on Income (cont’d)

F.	A reconciliation of the theoretical tax expense, assuming all income was taxed at the regular tax rate applicable to an Israeli company and the actual tax expense is as follows:

	Year ended December 31

	2002	2001	2000

	$	$	$

Theoretical taxes on income*	(1,378,004)	(1,004,914)	(2,291,772)

Increase (decrease) in taxes:
Tax-exempt income	(50,972)	(127,960)	(185,873)
Non-deductible expenses	27,726	38,833	49,622
Valuation allowance	643,461	597,855	1,577,775
Adjustments arising from differences on the basis of measurement for tax purposes and for financial reporting purposes and other **	757,789	496,186	850,248

Reported taxes on income	-	-	-

* Applicable tax rate	36%	36%	36%

**

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

G.	Carryforward losses

As at December 31, 2002, the Company had, for tax purposes, operating loss carryforwards in the amount of $ 8,904,451.  The amount of the company’s carryforward operating losses will be offset against taxable future income.  A portion of such losses expires over a period from 2004 through 2016 and the rest remains available indefinitely.

Due to the uncertainty of realizing the benefit of the losses, carryforward a valuation allowance for related deferred tax assets has been recorded.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to Consolidated Financial Statements as at December 31, 2002

Note 15 - Taxes on Income (cont’d)

H.	Deferred income taxes

Deferred taxes which were not recognized, are comprised of:

	December 31

	2002	2001

	$	$

Losses carried forward	3,205,602	2,411,969
Severance pay	58,014	89,957
Vacation pay	61,400	103,390
Allowance for doubtful debts	168,669	319,379
Provision for restructuring costs and other special charges	328,631	254,160

	3,822,316	3,178,855

Valuation allowance	(3,822,316)	(3,178,855)

	-	-

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to Consolidated Financial Statements as at December 31, 2002

Note 16 - Selected Statement of Operations Data

A.	Revenues *

Geographic information:

	Year ended December 31

	2002	2001	2000

	$	$	$

Product sales
Israel	13,166	65,434	62,336
Far East (excluding Japan)	690,769	895,702	269,670
Europe	2,656,670	1,744,447	3,408,898
North America	934,335	1,109,005	1,837,539
South America	70,000	2,631,506	936,854
Africa	432,478	640,867	805,146
Middle East (excluding Israel)	90,393	219,709	771,805
Japan	1,485,537	2,607,181	1,981,569
Other	50,000	-	-

	6,423,348	9,913,851	10,073,817

Service revenues
Israel	32,908	113,595	72,978
Far East (excluding Japan)	125,348	164,044	13,874
Europe	834,663	1,108,266	223,397
South America	23,544	67,417	135,082
Middle East (excluding Israel)	3,436	217,456	46,792
North America	192,756	210,378	28,578
Africa	70,976	50,800	30,928
Japan	92,114	106,929	896
Other	-	6,513	-

	1,375,745	2,045,398	552,525

Total revenues	7,799,093	11,959,249	10,626,342

Sales to single customers exceeding 10% of sales
Customer A	19%	22%	18%

* 1.	Revenues are attributed to countries based on the location of customer.
2.	Substantially all long-lived assets are located in Israel.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to Consolidated Financial Statements as at December 31, 2002

Note 16 - Selected Statement of Operations Data (cont’d)

B.	Business segment, geographical areas and foreign operations

The Company operates in a single business segment with facilities in Israel, the United States, Germany, Netherlands and the United Kingdom.  The Company reports under one segment the operations of all its marketing due to the fact that this economic activity constitutes a direct continuity of the operation in Israel.  Therefore, the Company considered all sales except those made in Israel as export sales of the primary activity located in Israel.

Note 17 - Transactions and Balances with Related Parties

The following transactions between the Company and related parties are included in the financial statements:

	Year ended December 31

	2002	2001	2000

	$	$	$

Statement of operations

Salaries and benefits to officers who are directors and shareholders	331,161	1,050,222	271,392

Directors fees	17,285	84,887	52,750

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 18 - Effect of Material Differences Between Generally Accepted Accounting
                Principles in Israel and in the United States

A.	Details of Differences

The Company prepares its financial statements in conformity with Israeli GAAP.  As applicable to these financial statements, Israeli GAAP and U.S. GAAP differ in certain significant respects as described below:

1.	Marketable securities

Under Israeli GAAP, marketable securities should be stated at market value. Both realized and unrealized gains and losses are included in financial income (expenses), net.

Under U.S. GAAP, according to statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments and Debt and Equity Securities” (“SFAS No. 115”) the Company has classified its marketable securities as available-for-sale.  Such marketable securities are stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders’ equity, as comprehensive income (loss). Realized gains and losses are included in financial income (expenses) net.

2.	Liability for severance pay

Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

Under U.S. GAAP, the cash surrender value of such insurance policies should be presented in the Consolidated Balance Sheets as a long-term investment.

3.	Comprehensive income

Israeli GAAP does not require disclosure of comprehensive income.

Under U.S. GAAP, according to SFAS No. 130 “Reporting Comprehensive Income”, all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Comprehensive income consists of net income and net unrealized gain (losses) on securities and is presented as a separate component in the statement of changes in shareholders’ equity.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 18 - Effect of Material Differences Between Generally Accepted Accounting
                Principles in Israel and in the United States (cont’d)

A.	Details of Differences (cont’d)

4.	Loss per share

There is a difference between U.S. GAAP and Israeli GAAP relating to the calculation of number of shares used for computation of loss per share due to a different approach to options granted:

(a)	For Israeli GAAP purposes if the probability of exercising the options is not reasonable such options are not considered as share equivalents.

(b)

For U.S. GAAP purposes, according to FASB Statement No. 128 - “Earnings Per Share”- earnings per share are based upon net income divided by the weighted average number of shares outstanding.  For the Company there is no difference between the shares used in the basic and diluted earnings per share calculation, as there are no shares that would create a dilutive effect on the weighted average number of shares.

B.	The effect of the differences between Israeli GAAP and U.S. GAAP of the above mentioned items on the financial statements are as follows:

1.	Balance sheets

	December 31

	2002	2001

	$	$

Long-term investments under Israeli GAAP	-	-
Amounts funded with respect of severance pay	487,373	612,569

	487,373	612,569

Total liabilities under Israeli GAAP	3,798,801	3,528,128
Amounts funded in respect of severance pay	487,373	612,569

Total liabilities under U.S. GAAP	4,286,174	4,140,697

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 18 - Effect of Material Differences Between Generally Accepted Accounting
                Principles in Israel and in the United States (cont’d)

B.	Effect of material differences (cont’d)

2.	Statements of operations

Loss from securities defined as available for sale should be reconciled as follows:

	Year ended December 31

	2002	2001	2000

	$	$	$

Net loss for the year - Israeli GAAP	(3,827,788)	(2,791,429)	(6,363,623)
Net adjustment to comprehensive income	2,243	(485)	(763)

Net loss for the year - U.S. GAAP	(3,825,545)	(2,791,914)	(6,364,386)

3.	Loss per ordinary share

Following is the computation of the weighted average number of shares issued and outstanding under U.S. GAAP:

Number of ordinary shares

Year ended December 31

2002	2001	2000

6,098,890	6,098,890	5,810,376

	Year ended December 31

	2002	2001	2000

	$	$	$

Basic and diluted EPS:

Net basic loss per share under U.S. GAAP	(0.627)	(0.458)	(1.095)

Net diluted loss per share under U.S. GAAP	(0.627)	(0.458)	(1.095)

Net loss per share under Israeli GAAP	(0.628)	(0.440)	(1.088)

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 18 - Effect of Material Differences Between Generally Accepted Accounting
                Principles in Israel and in the United States (cont’d)

B.	Effect of material differences (cont’d)

4.	Statement of changes in shareholders’ equity and comprehensive loss

	Amount	Surplus capital	Accumulated deficit	Accumulated other comprehensive income	Total

	$	$	$	$	$

Balance as of January 1, 2000	53,154	8,028,212	(1,235,874)	8,931	6,854,423

Changes during 2000:
Net loss	-	-	(6,364,386)	-	(6,364,386)
Net unrealized change on available for sale securities	-	-	-	763	763

Comprehensive loss					(6,363,623)
Issue of shares *	19,422	13,974,514	-	-	13,993,936
Amortization of deferred compensation expense	-	45,130	-	-	45,130
Issue of shares upon exercise of stock options	503	149,516	-	-	150,019

Balance as of December 31, 2000	73,079	22,197,372	(7,600,260)	9,694	14,679,885

Changes during 2001:
Net loss	-	-	(2,791,914)	-	(2,791,914)
Net unrealized change on available for sale securities	-	-	-	485	485

Comprehensive loss					(2,791,429)
Amortization of deferred compensation expense	-	42,141	-	-	42,141
Acquisition of minority interest in consolidated subsidiary company	-	90,000	-	-	90,000

Balance as of December 31, 2001	73,079	22,329,513	(10,392,174)	10,179	12,020,597

Changes during 2002:
Net loss	-	-	(3,825,545)	-	(3,825,545)
Net unrealized change on available for sale securities	-	-	-	(2,243)	(2,243)

Comprehensive loss					(3,827,788)
Amortization of deferred compensation expense	-	9,456	-	-	9,456

Balance as of December 31, 2002	73,079	22,338,969	(14,217,719)	7,936	8,202,265

*	Net of share issue expenses in the amount of $1,006,064.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 18 - Effect of Material Differences Between Generally Accepted Accounting
                Principles in Israel and in the United States (cont’d)

B.	Effect of material differences (cont’d)

5.	Statements of cash flows

1)	Cash paid for taxes on income during the years ended December 31, 2002, 2001 and 2000 were U.S. $33,296, U.S. $34,257 and U.S. $42,506, respectively.

2)	Cash paid for interest during the years ended December 31, 2002, 2001 and 2000 were U.S. $123,692, U.S. $24,861 and U.S. $0, respectively.

3)	a)

For US GAAP – FASB 95, the effect of exchange rate changes on cash balances held in other non-dollar currencies shall be reported as a separate part of the reconciliation of the change in cash and cash equivalents during the period.  The effect of exchange rate changes during the year ended December 31, 2002, 2001 and 2000 was U.S. $(500), U.S. $(41,529) and U.S. $(1,802) respectively.

	b)	For Israeli GAAP, no disclosure is necessary.

Note 19 - Recent Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”.  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1, 2003.  The Company does not believe the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

In April 2001, the FASB  issued SFAS No. 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter SFAS No. 145). SFAS No. 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. FASB 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”.  This Statement amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 19 - Recent Pronouncements (cont'd)

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption in encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company will adopt SFAS No. 145 beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13 which was adopted for transactions subsequent to May 15, 2002. The Company believes the adoption of SFAS No. 145 will not have significant impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). According to SFAS No. 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. SFAS No. 146 revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, however earlier adoption is encouraged. The Company does not believe the adoption of SFAS No. 146 will have a significant impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The guarantor may not revise or restate its previous accounting for guarantees issued before the date of the Interpretation’s initial application to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The guidance on indirect guarantees of the indebtedness of others, which previously was included in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, continues to apply to financial statements for fiscal years ended after June 15, 1981. The Company does not believe the adoption of interpretation No. 45 will have a significant impact on the Company’s consolidated financial statements.

Top Image Systems Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 19 - Recent Pronouncements (cont'd)

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a significant impact on the Company’s consolidated financial statements.

In December 2002, the FASB  issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment of FASB statement No. 123” (“SFAS No. 148”). SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the balance sheet date, the Company continues to apply APB Opinion No. 25

In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter “the Interpretation”). According to Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both. The enterprise that consolidates a Variable Interest Entity is called the primary beneficiary of that entity. The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to Variable Interest Entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption of FIN 46 to have any significant impact on its consolidated financial statement.

ERNST &YOUNG
• Kost Forer & Gabbay	Phone:	972-3-6232525
3 Aminadav St.	Fax:	972-3-5622555
Tel-Aviv 67067, Israel

AUDITORS’ REPORT

To the Shareholders of

E-MOBILIS LTD.

        We have audited the accompanying balance sheets of E-Mobilis Ltd. (“the Company”) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, changes in shareholders’ deficiency and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

        Without qualifying our opinion, we wish to draw attention to the matters discussed in Note 1b. In November 2001, the Company transferred its activity and employees to the parent company, according to resolution made by the board of directors of the parent company. The Company’s accumulated deficit and shareholders deficiency as of December 31, 2001 amounted to approximately $ 2,535 thousand. The Company’s ability to continue as a going concern is dependent upon additional support from the parent company.

/S/ KOST FORER & GABBAY —————————————— KOST FORER & GABBAY A Member of Ernst & Young International

Tel-Aviv, Israel
February 12, 2002

ARTHUR M. DeBENEDICTIS
Certified Public Accountant
3 Lakeside Office Park
Wakefield, MA 01880
(781) 245-1190 FAX (781) 245-2999

To the Board of Directors
T.I.S. America Inc.
Carlsbad, California

        I have audited the accompanying balance sheets of T.I.S. America, Inc. as of December 31, 2000 and 1999, and the related statements of income, retained earnings, stockholder’s equity and cash flows for the two year period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those auditing standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of T.I.S. America, Inc. as of December 31, 2000 and 1999, and the results of its operations and cash flows and changes in stockholder equity for the two year period ended December 31, 2000 in conformity with generally accepted accounting principles applied on a consistent basis.

/S/ Arthur M. DeBenedictis —————————————— Arthur M. DeBenedictis Certified Public Accountant

Wakefield, Massachusetts
January 25, 2001