Form 20-F
period 2003-12-31
TOP IMAGE SYSTEMS LTD
filed 2004-06-23
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

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

6,120,765 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☒

i

PART I

Forward Looking Statements

          Certain information contained herein which does not relate to historical financial information may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words or phrases “will likely result,”  “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “plan” or similar expressions identify some, but not all of the “forward looking statements” contained in this report.   Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.  We wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.  We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and various other factors set forth in Item 3, “Key Information – Risk Factors” and elsewhere in this annual report.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

Selected Financial Data

          The following selected financial data as of, and for the years ended, December 31,  2001, 2002, and 2003 have been derived from, and should be read in conjunction with, our consolidated financial statements, related notes and other financial information included elsewhere in this annual report. The selected financial data as of, and for the years ended, December 31, 1999 and 2000 have been derived from our audited consolidated financial statements not appearing in this annual report.  Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP.  Israeli GAAP vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Application of U.S. GAAP would have affected our results of operations and shareholders’ equity for each of the years in the three-year period ended December 31, 2003 to the extent summarized in Note 18 to our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,

	1999 $	2000 $	2001 $	2002 $	2003 $

Revenues	8,299,774	10,626,342	11,959,249	7,799,093	8,319,002
Cost of revenues	1,978,945	3,923,932	3,072,333	3,005,463	2,339,790
Gross profit	6,320,829	6,702,410	8,886,916	4,793,630	5,979,212
Research and development, net	677,624	2,121,901	2,198,628	1,340,408	863,209
Selling, general and administrative, and other expense	5,901,405	11,386,054	9,800,622	7,464,572	5,818,426
Financial expense (income)	(47,212)	(439,972)	(287,197)	(187,318)	(98,376)
Other (income) expense	25,294	460	(33,708)	3,756	–
Taxes on Income	–	–	–	–	–
Minority share in loss of a subsidiary	–	2,410	–	–	–
Net income (loss)	(236,282)	(6,363,623)	(2,791,429)	(3,827,788)	(604,047)
Israeli GAAP net basic and dilutive income (loss) per share	(0.053)	(1.088)	(0.440)	(0.628)	(0.096)
Israeli GAAP weighted average number of shares outstanding	4,267,760	5,848,890	6,341,390	6,098,890	6,252,996
U.S. GAAP net basic income (loss) per share	(0.061)	(1.095)	(0.458)	(0.627)	(0.097)
U.S. GAAP weighted average number of shares outstanding	3,885,188	5,810,376	6,098,890	6,098,890	6,102,496
U.S. GAAP net dilutive income (loss) per share	(0.061)	(1.095)	(0.458)	(0.627)	(0.097)
U.S. GAAP weighted average number of shares outstanding	3,933,495	5,810,376	6,098,890	6,098,890	6,102,496

Balance Sheet Data:

	As of December 31,

	1999 $	2000 $	2001 $	2002 $	2003 $

Cash and cash equivalents	2,039,519	12,107,098	9,419,165	7,400,889	5,854,436
Working capital	6,537,447	14,075,684	11,292,455	7,739,509	7,353,113
Total Assets	8,062,005	18,069,247	15,548,725	12,001,066	11,628,430
Long Term debt	9,350	–	–	–	–
Total liabilities	1,207,582	3,389,362	3,528,128	3,798,801	3,998,724
Shareholders equity	6,854,423	14,679,885	12,020,597	8,202,265	7,639,706

Risk Factors

The market for data capture systems and automatic form processing systems is highly competitive.

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies including Captiva Software Corporation, Mitek, Banctec, Dicom, Microsystems Technology, Inc., Datacap, Inc., SER and ReadSoft., as well as with manual data entry systems.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times such as the present.

A slow-down in our customers’ industry or a decline in economic conditions could adversely impact the sale of our products and  our prospects of achieving or maintaining profitability.

A slow-down in the industries into which we sell our products would likely result in significantly reduced product demand, erosion of selling prices and overcapacity.  Such a downturn could materially reduce demand for the products and technology that we offer.  In addition, our ability to reduce expenses in response to any downturn or slowdown in such industries may be limited because of:

•	our continuing need to invest in research and development;

•	our capital equipment requirements; and

•	marketing requirements.

Since 2000, there has been a global recession and a resulting decline in economic conditions, and the markets for our products have been adversely affected.  If general economic and industry conditions fail to materially improve, demand for our products could continue to be adversely affected, as could the financial health of our suppliers and resellers.  In addition, the September 11, 2001 terrorist attacks on the United States and the subsequent military response, as well as the recent war in Iraq, have had, and may continue to have, a negative effect on the global economy and our business and that of our customers.  Any similar acts of violence or war may further negatively affect our business environment, revenues and profitability and could also result in a disruption of our business or that of our customers.

Our success depends on our strategic marketing relationships and the marketing and distribution efforts of our distributors and other strategic partners.

Our business and prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners.  The loss or diminishment of our relationship of any one of our significant strategic partners could have a material and adverse effect on our existing operations and growth prospects.  We intend to recruit additional distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products.  We cannot assure you that we will be able to develop such relationships.

Our lengthy sales cycle increases our exposure to customer cancellations or delays in orders, which may result in volatile quarterly revenues.

Given the high average selling price of, and the cost and time required to implement, our solutions, a customer’s decision to license our products typically involves a significant commitment of resources and is influenced by the customer’s budget cycles and internal approval procedures for information technology purchases. In addition, selling our solutions requires us to educate potential customers about our solutions’ uses and benefits. As a result, our solutions have a long sales cycle, which can take 9 to 12 months or more. Consequently, we have difficulty predicting the quarter in which sales to expected customers may occur. The sale of our solutions is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes of our customers, which typically accompany significant capital expenditures.

Our solutions require a sophisticated sales effort targeted at senior management of our prospective customers. New employees in our sales department require extensive training and typically take several months to achieve full productivity. There is no assurance that new sales representatives will ultimately become productive. If we were to lose qualified and productive sales personnel, our revenues could be adversely impacted.

Our industry is marked by rapid technological changes and frequent new or updated product introductions, and if we do not respond to such rapid technological changes, new product introductions and enhancements and evolving industry standards, our products and services could become obsolete.

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997 and 1998, and our losses may continue.  For the year ended December 31, 2003, we had a net loss of $604,047, and accumulated deficit of $14,813,830.  We plan to maintain the level of our aggregate product development expenses and may significantly increase our sales and marketing and administrative expenses in the near future. Accordingly, to maintain our current level of financial performance, we will need to increase or maintain our revenues.  We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future.  Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

Fluctuations in our quarterly results could discourage investors and cause the market price of our Ordinary Shares to decline.

We derive significant revenue from distributors or resellers of our products and default in payment by them could adversely affect us.

A default in payment by one or more of our significant distributors or resellers could adversely affect our business, results of operations, and financial condition.  Although we believe that we have made adequate reserves against our receivables, we cannot assure you that uncollected receivables will not exceed those reserves.  If they do exceed our reserves in a significant manner, we could suffer a material adverse effect on our business, prospects, and financial results.

Large customers constitute a significant portion of our orders and we may have difficulty in expanding our customer base in the future.

     While our customer concentration level has been steadily improving, several large customers account for a significant part of our sales. For example, Swiss Post -Finance and Toyo Ink Manufacturing Co., Ltd., a reseller of our products, accounted for 17% and 19% of our sales in 2003 and 2002, respectively.  The loss of large customers could adversely impact our business, prospects, and financial results.

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

Our success depends upon the contributions of our executive officers and other key personnel.  All of our key management and technical personnel have expertise, which is in high demand among our competitors, and the loss of any of these individuals could cause our business to suffer.  We do not as a general matter maintain key man life insurance policies on our officers, directors and key employees.

Our success depends on our proprietary software technology.

Our success depends upon our proprietary software technology.  Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not infringe or that third parties will not assert infringement claims against us in the future.  In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license.  We cannot assure you that we would be able to do either in a timely manner under acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action.  Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management. Failure to do any of the foregoing could have a material adverse effect on us.  Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which could have a material adverse effect on us.In addition, we license components of our software systems and technology from third parties in reliance on such parties’ representations as to ownership of the licensed intellectual property.  If our licensors are found not to own or have rights to sublicense such rights to us and we are unable to replace the licensed technology with a comparable substitute, there could be a material adverse effect on our business prospects and financial results.  Even if we were to replace licensed technology with available alternatives, it could take time to identify the best replacement and integrate it into our software.  The delay and uncertainly could negatively impact our financial results.

Our inability to protect our intellectual property could adversely affect our competitive position and, consequently, our business and operations.

Our success depends on our ability to protect our intellectual property.  We are exploring the costs and benefits of applying for patent protection, but have not yet obtained any patents and we cannot assure you that we will obtain any patents.  In addition, we cannot assure you that:

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

Further, the laws of foreign jurisdictions where we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.  We cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

We also rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.

Readsoft, one of our competitors, filed a patent application entitled “Method and arrangement for Automatic Data Acquisition of Forms.”  The patent was granted on August 18, 2003 (EP 0976092).  We believe that there are legal grounds for the patent to be revoked or substantially limited and are vigorously pursuing such ends.  In May 2004, we filed a Notice of Opposition with the European Patent Office requesting that the said patent be revoked in its entirety.  However, there is no assurance that our efforts will be successful.  Although we are not aware that this patent would affect any of our products, there is some risk that if the patent remains intact, Readsoft would at some point in the future allege that we infringe on the patent, requiring us to dedicate time and resources to defend our intellectual property rights, which could impact our financial results.  If Readsoft were to prevail in such a claim, there could be a material adverse effect on our business, prospects and financial condition.

If we are unable to build awareness of our brands, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve and maintain a leading position in data recognition software or to promote and maintain our brands, our business, results of operations and financial condition could suffer.  Development and awareness of our brands will depend largely on our success in increasing our customer base.  In order to attract and retain customers and to promote and maintain our brands in response to competitive pressures, we may be required to increase our marketing and advertising budget or increase our other sales expenses.  There can be no assurance that our efforts will be sufficient or that we will be successful in attracting and retaining customers or promoting our brands.  Failure in this regard could harm our business and results of operations.

Our products may contain defects, damaging our reputation, causing a loss of customers, and requiring us to allocate significant time and financial resources to correct, and which may result in damage to our reputation and liability claims.

Despite our testing efforts, our products may contain undetected errors or defects, particularly when first introduced or when new versions or enhancements are released.  In the past, we have discovered minor software bugs in certain products after they were released to the market.  Such errors or defects could require us to divert financial and other resources to correct the problems.

In addition, our products are combined with complex products developed by other vendors.  As a result, should problems occur, it may be difficult to identify the source or sources of the problems.  Defects and errors, or end-user perception of defects and errors, found in current versions, new versions or enhancements of these products after commencement of commercial shipments may result in:

•	loss of customers;

•	warranty claims;

•	damage to brand reputation;

•	delay in market acceptance of current and future products; and

•	diversion of development and engineering resources.

Defects, errors or successful product liability claim against us could have a material adverse effect on our business, prospects and financial results.

We engage in international sales, which expose us to a number of foreign political and economic risks.

We engage in international sales which are subject to a number of risks that could seriously impede our financial condition and growth.  As a result of our product sales in various geographic regions, we are subject to the risks associated with international sales, including license requirements, economic and political instability, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business.  While we have not encountered significant difficulties in connection with the sales of our products in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have an adverse effect on us. Further, we cannot assure you that the laws of foreign jurisdictions where we sell and seek to sell our products afford similar or any protection of our intellectual property rights as may be available under U.S. laws.  We are directly impacted by the political, economic, military and other conditions in the countries where we sell or seek to sell our products.

Our capital requirements have historically been significant and we may not in the future be able to meet our requirements with our working capital.

Historically, our capital requirements have been significant.  We may in the future require additional financing to fund our operations and capital requirements beyond our current resources and that provided from our operations.  In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all.  We have no expectation that our existing shareholders will provide any portion of our future financing requirements.  Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts.  In addition, to the extent that we incur indebtedness, we will be subject to risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate, and cash may be insufficient to repay interest and principal on any such indebtedness.  Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

Since our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse affect on our business conditions, including our ability to develop, manufacture and market our products.

Our operations may be disrupted by the obligation of key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually.  Moreover, in light of escalating hostilities and threats of armed conflict in the Middle East since October 2000, our executive officers and employees may be called for active military duty for an unlimited period of time.  Increased military activity could also result in a reduction of prospective qualified employees available to work for us to increase our business or replace employees on active military duty.  Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

Since most of our revenues will most likely be generated in U.S. dollars and other non-Israeli currencies while a significant portion of our expenses are and will continue to be incurred in New Israeli Shekels, we may be adversely impacted by inflation and fluctuations in currency exchanges.

We anticipate that most of our revenues will be generated in U.S. dollars and currencies other than New Israeli Shekels, or NIS, but most of our expenses will be incurred in NIS.  As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or such other currencies, or if the timing of this devaluation lags behind inflation in Israel.  In that event, the cost of our operations in Israel measured in NIS will increase and our results of operations could be adversely affected.  In addition, our operations also could be adversely affected as a result of fluctuations in currency exchange rates.  We have not engaged in currency hedging transactions, nor can we assure you that engaging in such transactions would materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

We may not be able to expand our personnel or marketing efforts quickly enough to support our growth.

Because of our small size and our business strategy to increase our sales, we anticipate an increased demand on all of our resources.  If we do not accurately estimate our need for personnel or marketing and customer support, we may not be able to support our future growth.  For example, if we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations.  We cannot assure you that we will be able to provide such services on adequate terms and conditions or at all.  Furthermore, in order to remain competitive and keep our products up to date, we need to continue to attract and retain a qualified team of employees.  If we fail to obtain the human resources our business requires, there could be a material adverse effect on our business, prospects, and financial results.

Government grants we received for research and development expenditures may be reduced or eliminated in the future due to Israeli government budget cuts. Furthermore,our receipt of such grants limit our ability to develop products and transfer technologies outside of Israel, and require us to satisfy specified conditions.

In the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the OCS, for the financing of a portion of our research and development expenditures in Israel.  The Israeli government has reduced the benefits available under this program in recent years and may decide not to continue the program in the future at its current level  or to terminate it altogether.

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

The Investment Center of the Israeli Ministry of Industry and Trade has granted us “Approved Enterprise” status to certain development programs.  The benefits available to an Approved Enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval.  If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied to our shareholders or us in the future.

Our anticipated sale of 2,563,300 of our Ordinary Shares and related warrants to purchase up to an additional 1,281,650 of our Ordinary Shares, as well as the registration of those and other shares could negatively impact on the market price of our Ordinary Shares.

          On June 10, 2004, we announced that we entered into a definitive agreement for the private placement of 2,563,300 Ordinary Shares of the Company at a purchase price of $3.16 per share to institutional investors for gross proceeds to the Company of approximately $8.1 million.  The investors also will receive three-year warrants to purchase up to an additional 1,281,650 Ordinary Shares, with an exercise price of $4.26 per share.  The closing of the financing is subject to certain conditions, including our receipt of shareholder approval of the terms of the transaction.  We expect to hold a special meeting of its shareholders and to seek such approval within the next 75 days.

          In connection with the private placement, we have agreed to file a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants) within 30 days following the closing.  Our failure to timely file or obtain effectiveness of the registration statement could subject us to liquidated damages.  In accordance with prior agreements, we will also be registering the resale all of the Ordinary Shares held by Charter, Izhak Nakar and their affiliates on the same registration statement.

          After the registration statement is effective, the investors, Charter and Mr. Nakar will be able to sell shares  into the general trading market.  An influx of additional shares could exert downward pressure on the market price of our Ordinary Shares and could have a dilutive effect.  Accordingly, there could be material adverse effect on the market price of our Ordinary Shares.

Our ability to raise capital could be impaired as a result of our anticipated sale of securities.

               Pursuant to our agreement with the investors in the private placement described in the preceding risk factor, we are subject to restrictions with respect to the sale of our securities.  We are restricted from selling additional securities of the Company until 30 days have elapsed following the effectiveness of the registration statement registering the resale of the shares to be issued and issuable to the investors, subject to certain exceptions.   During the one-year period that then follows, before we are able to sell our securities, in most instances we are required to first offer the securities to the investors pursuant to terms set forth in our agreement with them.  The foregoing terms and right of first offer could delay our efforts to raise capital and increase transaction costs and could limit our ability to obtain additional financing.

Our Ordinary Shares are traded on limited markets and have been subject to frequent significant price fluctuations.  If we fail to maintain minimum bid requirements, we could be delisted.

Our Ordinary Shares are quoted on the Nasdaq SmallCap Market, and have been subject to frequent significant price fluctuations. Furthermore, we must continue to meet certain maintenance requirements including minimum bid requirements, in order for such securities to continue to be listed on the Nasdaq SmallCap Market. If our securities are delisted from the Nasdaq SmallCap market, investors’ interest in our securities could be reduced.

On June 22, the last reported sale price of our Ordinary Shares on the Nasdaq SmallCap Market was $3.45 per share. If we fail to consistently maintain the price for the periods required by Nasdaq, our common stock could be delisted pursuant to applicable rules. Delisting could materially and adversely affect the trading market and prices for our securities.

In addition, if our securities were to be delisted from the Nasdaq SmallCap Market, our Ordinary Shares could be considered a “penny stock” under federal securities law.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

Additionally, the trading prices of stocks traded on the Nasdaq SmallCap Market have a tendency to be more volatile than the prices of stocks traded on other national exchanges.  Our Ordinary Shares have been subject to frequent significant price fluctuations, due in part to speculative activity.

ITEM 4.     INFORMATION ABOUT THE COMPANY

History and Development

          Our legal and commercial name is Top Image Systems Ltd. We changed our name from T.i.S.-Top Image Systems (1991) Ltd. to its present name in July 1996.  We were incorporated on March 26, 1991.

          We were incorporated and are domiciled in Israel and exist as a company with a limited share capital subject to Israeli law.  Our registered and principal executive offices are located in Israel at 2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, and our telephone number is 011-972-3-767-9100.  Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

          In May 2000, we closed a private placement of our ordinary shares in which Charter TiS L.L.C. (“Charter”), an affiliate of Charterhouse Group International Inc. (“Charterhouse”), purchased 2,000,000 Ordinary Shares for $15,000,000.  For additional information, see the sections entitled “—Major Shareholders” and “—Related Party Transactions” in Item 7 of this annual report.

          In November 2001, we acquired a minority interest in our subsidiary e-Mobilis Ltd., and integrated its operations into our own.  For additional information, see the section entitled “—Related Party Transactions” in Item 7 of this annual report.

Business Overview

          General

          We develop and market automated data capture solutions for managing and validating content gathered from customers, trading partners and employees.  Whether originating from electronic, paper, mobile or other sources, our solutions deliver digital content to the applications that drive an enterprise by using advanced technologies including wireless communications, servers, form processing and information recognition systems.  Our software improves business processes by integrating different types of data from multiple sources.  Our products integrate information regardless of the source and format of the data, whether structured, as in the case of application forms or surveys, or semi-structured, such as invoices, purchase orders, checks, freight and shipping bills and others.  Our solutions seamlessly deliver the extracted data to applications such as document and content management, enterprise resource planning, or customer relationship management.  Our solutions minimize the need for manual data entry by automatically reading, identifying, interpreting and processing information, thereby increasing data capture accuracy and the rate of information processing.  The platform solution we offer replaces traditional means of extracting information from paper-based documents and integrates multiple information sources into a single enterprise-level solution that increases speed and efficiency.

Products

          TiS’ signature solution is the eFLOW Unified Content Platform™.  eFLOW™ provides the common architectural infrastructure for our solutions.  We anticipate that future developments will also be based on the Unified Content Platform.

          Based on a single, integrated environment, the eFLOW™ platform provides a visual application designed to enable the structure of a complete form processing and data capture solution quickly and easily. Providing a modular platform with an open, scalable and flexible architecture, eFLOW™ facilitates the development of applications ranging from desktop, stand-alone applications to high-volume, network-based systems.

          TiS’ eFLOW™ provides enterprise-wide solutions for every data capture and content delivery need, all on a single platform, using one set of business rules. eFLOW™ allows a customer to integrate data from multiple sources, including the Internet, paper, fax, microfilm, microfiche, electronic, and email, and of different types such as invoices, freight and shipping bills, purchase orders and others , to provide a single connection to the enterprise application system.  Our eFLOW™ platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the customer’s business.

          eFLOW ™ is designed to address the needs of companies, institutions, government agencies, and other organizations with a broad range of form processing requirements (5,000 or more forms per day).

          eFLOW™ offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, sorting, and storing in databases for retrieval at a later date.  Top Image Systems technology can manage these tasks without the need to pre-design a working template.

          In addition, eFLOW™ may integrate with a customer’s financial systems, enterprise resource planning (ERP) and other relevant applications to provide an end-to-end solution for managing invoices and payments.  eFLOW™ therefore eliminates a significant portion of traditional manual data entry, decreases the need for data entry resources and processing time, and significantly improves the quality, accuracy and value of the data.

          eFLOW’s™ underlying infrastructure utilizes advanced technologies, such as Microsoft ..NET and Microsoft Visual Basic for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files.  Developing the advanced version of eFLOW Unified Content Platform™, eFLOW™ Version 2.0 and future version, based on the Microsoft .NET technology ensures its compatibility to future Microsoft technologies and other technology partners, as well as its usability to our customers.  The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TiS’ eFLOW ™ with other mission-critical applications to create fully integrated business solutions.  eFLOW™ includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

          Targeting banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOW™ technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle by providing a single data collection entry point.

          Integra for Structured Content

          Integra, our eFLOW™ plug-in for structured content, provides a solution for data capture, validation and delivery from structured predefined forms.

          Freedom for Semi-Structured Content

          Freedom, the eFLOW™ plug-in for semi-structured content, enables customers to identify and capture critical data from semi-structured documents such as invoices, purchase orders, shipping notes and checks.  Based on artificial intelligence, Freedom is designed to understand the format of a document without the need to predefine its structure.  Freedom is able to locate, identify, capture and validate critical data contained in the document.  The market for this product includes companies that receive thousands of semi-structured documents such as invoices every month from hundreds of suppliers, and allows them to automatically identify and process any type of such documents.

          The Learning module is one of eFLOW™‘s innovative modules which automatically learns new types of forms in order to both introduce new forms previously unseen into the system and to improve recognition of existing forms already captured into the system.  Unrecognized forms reach the Learning module, where an operator trains the system to locate certain important fields. The new information would then be available for the system to recognize a similar, although not necessarily identical, form in the future.

          AFPSPro™

          AFPSPro™ had been our flagship product until the introduction of the eFLOW Unified Content Platform™.  The company is at the end of the process of upgrading AFPSPro™ customers to eFLOW™ and plans to gradually phase out AFPSPro™.

          Principal Markets

          As of December 31, 2003, we operated branch offices in the United States, the United Kingdom and Germany through subsidiaries.  During 2004, we began to modify our corporate structure in Europe (See Organizational Structure in Item 4).  However, we do not believe that these changes will have a material effect on our business, prospects and financial condition.

Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  These three territories, together with Japan, define our principal markets.  In addition, we believe that there exist significant opportunities in France, South Africa, the Czech Republic, Spain, Australia, Belgium, the Netherlands and Luxembourg.  During 2004, the Company plans to change this structure and establish major sales centers in several locations worldwide.  These centers will manage the Company’s sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.  As part of our previously announced strategic plan, we will be seeking to expand our already strong presence and market position in Japan.  We intend to utilize a portion of the proceeds from the pending private placement (see also “Liquidity and capital resources” in Item 5) to finance that expansion.  The Company is currently exploring various options of how to proceed with its expansion plans.  We continuously review opportunities for expansion in both new and our existing markets.

          The following table summarizes total revenues by category of activity and geographic market for each of the last three fiscal years:

	Year Ended December 31,

	2001		2002		2003

	$	%	$	%	$	%

Product Revenues by Region

Europe	1,744,447	17.6%	2,656,670	41.4%	4,279,397	69.0%
Far East (excluding Japan)	895,702	9.0%	690,769	10.8%	1,315,888	21.1%
South America	2,631,506	26.5%	70,000	1.1%	506,000	8.1%
Africa	640,867	6.5%	432,478	6.7%	55, 845	0.9%
North America	1,109,005	11.2%	934,335	14.5%	43,125	0.7%
Israel	65,434	0.7%	13,166	0.2%	10,271	0.2%
Middle East (excluding Israel)	219,709	2.2%	90,393	1.4%	–	0.0%
Japan	2,607,181	26.3%	1,485,537	23.1%	–	0.0%
Other	–	0.0%	50,000	0.8%	–	0.0%

Total	9,913,851	100%	6,423,348	100%	6,210,526	100%

Service Revenues by Region

Europe	1,108,266	54.2%	834,663	60.7%	1,449,099	68.7%
North America	210,378	10.3%	192,756	14.0%	348,874	16.5%
Far East (excluding Japan)	164,044	8.0%	125,348	9.1%	139,238	6.6%
Africa	50,800	2.5%	70,976	5.2%	88,319	4.2%
Japan	106,929	5.2%	92,114	6.7%	51,399	2.4%
Israel	113,595	5.6%	32,908	2.4%	20,387	1.0%
South America	67,417	3.3%	23,544	1.7%	10,000	0.5%
Middle East (excluding Israel)	217,456	10.6%	3,436	0.2%	1,160	0.1%
Other	6,513	0.3%	–	0.0%	–	0.0%

Total	2,045,398	100%	1,375,745	100%	2,108,536	100%

          Seasonality

          Our business significantly depends upon the requirements of large corporations and governmental agencies.  Because many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year.  This mode of operation affects our results of operations throughout the year.  See the section entitled “Quarterly Results; Seasonality” in Item 5 of this annual report for additional detail.

          Marketing Strategy

          Over the past few years, we have shifted our marketing emphasis from a time and labor intensive orientation, which required us to provide technical support and customization for our customers, to eFLOW™, which is marketed as an “enterprise solution.”  We now market eFLOW™ to value added resellers, distributors and systems integrators to assist them in building form processing systems more quickly, easily, and economically at their customers’ locations.  This change in our marketing strategy has freed us from having to expend resources in providing support and services to the end-user since value added resellers, distributors and systems integrators increasingly perform these functions.  As we have shifted our marketing strategy from  “project-oriented” to “solution-oriented”, we have increasingly sought strategic alliances with value added resellers, distributors and systems integrators.  This has also enabled us to expand our market share in new geographic markets by partnering with the top-tier value added resellers, distributors and systems integrators located in or selling products in each country.  This enables us, together with each partner, to initiate common marketing and sales strategies and thereby, to generate sales.  This strategy is based on our belief that value added resellers, distributors, systems integrators and Original Equipment Manufacturers, or OEMs, generally have better access to end-users in their respective markets than we do.  By engaging value added resellers, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users.  However, working through channels instead of engaging in direct sales to customers limits our share in each transaction’s revenues.

          It is essential while working in remote territories to provide an efficient platform for marketing eFLOW™ across the globe.  In territories where we enjoy a strong presence and maintain a local branch office, and where the market potential is high, we choose to work directly with the customers. While cooperating with partners in these territories, we can offer an expanded solution.  We provide consulting, implementation and support services directly to the customers and thus we enjoy a closer relationship with the customer and larger share of the deal’s revenues.  We are endeavoring to continue this trend in the coming years.  Currently, we sell through a network of value added resellers, distributors and systems integrators in approximately 30 countries worldwide.  The system integrators are managed via our sales and marketing force located in our sales centers and in our headquarters in Israel.  We have implemented a program to align ourselves with major complementary strategic level partners who can help us reach new target customers and market segments.  These agreements call for the strategic partner and us to plan and coordinate marketing and sales activities in their respective territories.

          In September 2003, we announced a partnership agreement with Xerox France, which, through its  Xerox Global Services division, markets a comprehensive range of digital document solutions and services. Its offerings are focused on three main areas: consulting, systems integration, and document process outsourcing. The agreement covers the integration of the TiS’ eFLOW Unified Content Platform in Europe.  The agreement reflects a natural extension of previous successful cooperation between Xerox and Top Image Systems in Latin America.

          In July 2003, we announced a global partnership with Documentum, a leading provider of Enterprise Content Management solutions (ECM). Becoming a technology partner of Documentum fits well with TiS’ long-term strategy, to achieve connectivity between the eFLOW platform and leading enterprise management applications such as CRM, ERP, ECM, and workflow.  In June 2003, we signed a sales and marketing partnership agreement with Carla bella, a leading editor and integrator of Internet / Intranet applications and company software packages. According to the terms of this agreement, Carla bella acts as Top Image System’s distributor, integrator and a local support provider (Level 1 and 2) in France, leveraging its strong presence across various industry sectors.

          In May 2003, we announced a partnership with SAP, after the successful SAP® Certified Integration of  eFLOW™.  In order to ensure ongoing technical support for this integration with mySAP Financials, TiS has based the integration on the SAP .NET connector available within SAP NetWeaver™.  The connectivity, via special interface, has been thoroughly tested from the architectural, implementational, and run-time aspects, and was certified by SAP AG.  Like the partnership with Documentum, this integration fits well with TiS’ long-term strategy, to achieve connectivity between the eFLOW platform and leading enterprise management applications such as CRM, ERP, ECM, and workflow.

          Also in May 2003, we announced a partnership with OptoSweden AB, a leading Scandinavian developer and integrator of Electronic Document Management solutions (EDM), ICR and Scanning Environment.  The partnership is our first in the Scandinavian Market.

          In April 2003, we announced the integration of A2iA’s FieldReader™ recognition engine into our eFLOW platform, through partnership with A2iA Corp., a world-leader and developer of Intelligent Word Recognition (IWR) software applications for cursive handwriting recognition and machine-print documents. This integration was part of TiS’ constant efforts to broaden the capabilities of the eFLOW Unified Content Platform™ to ensure superior data recognition levels

          Also in April 2003, we announced a partnership agreement with Aurovision, a global technology consulting and services organization headquartered in India. This partnership followed the successful implementation of the Indian population census.

          In March 2003, we became an Independent Software Vendor (ISV) of the Oracle Partner Network.  As such, TiS gained access to the services provided by Oracle 9i solutions and the eBusiness Suite, as well as many other web-based resources designed to enhance its value proposition, broaden opportunities, and extend its reach into the marketplace.

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

          Intellectual Property Rights

          Our success depends upon our proprietary software technology.  Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not so infringe or that third parties will not assert infringement claims against us in the future.  In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license.  We cannot assure you that we would be able to do either in a timely manner, upon acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to successfully defend a patent infringement or other proprietary rights infringement action.  Failure to do any of the foregoing could have a material adverse effect on our business, prospects and financial results.  Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which could also have a material adverse effect on our business, prospects and financial results. Our success also depends on our ability to protect our intellectual property.  We have not yet obtained any patents and we cannot assure you that we will obtain any patents.  In addition, we cannot assure you that:

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

          Further, the laws of foreign jurisdictions may afford little or no protection of our intellectual property rights. We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.  We cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

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

          Readsoft, one of our competitors, filed a patent application entitled “Method and arrangement for Automatic Data Acquisition of Forms.”  The patent was granted on August 18, 2003 (EP 0976092).  We believe that there are legal grounds for the patent to be revoked or substantially limited and are vigorously pursuing such ends.  In May 2004, we filed a Notice of Opposition with the European Patent Office requesting that the said patent be revoked in its entirety.  However, there is no assurance that our efforts will be successful.  Although we are not aware that this patent would affect any of our products, there is some risk that if the patent remains intact, Readsoft would at some point in the future allege that we infringe on the patent, requiring us to dedicate time and resources to defend our intellectual property rights, which could impact our financial results.  If Readsoft were to prevail in such a claim, there could be a material adverse effect on our business, prospects and financial condition.

          Prof. Yeshurun, our former Chief Scientist, was, at the time of his employment with us, a Professor of the Tel Aviv University Computer Science Department where he conducted research in the areas of computer vision, neural computation and robotics.  While the University consented to Prof Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof Yeshurun.  We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

          We believe that product recognition is an important competitive factor in the form processing industry.  Accordingly, we promote the eFLOW™ name in connection with our marketing activities.  We either hold or intend to apply for trademark registration of our significant solution and module names, although we cannot assure you that such applications will be successful.  Although we have not sought to market our products using our trade name “TiS” as a trademark, we believe that certain other companies use trademarks that contain the letters “TIS” for products, which we believe, do not compete with our products.  We cannot assure you that this will not limit our ability to use our trade name “TiS” to market our products.

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

          Among our major competitors providing form processing systems and software are:  Captiva Software Corporation, Mitek, Banctec, Dicom (Kofax), Microsystems Technology, Inc. (AnyDoc), DocuTech, Datacap, Inc., SER, SWT, and ReadSoft.

During the past two years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technology, dramatically changing our marketplace:

During 2002, Captiva Software Corporation merged with ActionPoint, a provider of enterprise information capture software. The merger created the largest provider of input management software solutions under the name Captiva Software Corporation. Towards the end of 2003, Captiva Software announced the acquisition of Context Inc. from the financial service outsourcing giant ADP. Context Inc. develops software that improves the processing of healthcare claims. Vignette, a leading web content management provider, acquired Australian-based document imaging specialist Tower Technology to strengthen its position in the rapidly consolidating ECM space. Stellent, a web content management specialist, recently acquired Optika, an imaging and workflow vendor.

          IBM acquired Green Pasture, an electronic document management specialist.

          In addition, we often compete with major systems suppliers such as IBM, Siemens and Unisys.  In these cases, the major systems suppliers offer one of our competitors’ solutions as part of an integrated solution.  There are also numerous other companies that have developed or may develop technologies or products that may be functionally similar to some or all of those we offer.  We cannot assure you that other companies with greater financial resources and expertise do not have or are not currently developing functionally equivalent or superior products or that functionally equivalent or superior products will not become available in the near future.

          The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespan.  Accordingly, our ability to compete will be dependent upon our ability to continually enhance and improve our existing products and technologies, complete the development of, and introduce new solutions into the marketplace in a timely manner.  We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that we will be able to enhance successfully our existing products and technology or adapt them satisfactorily or develop new products.

          In certain markets, such as the United States, the United Kingdom and Germany, we compete with more than one company supplying similar solutions.  In Japan, where these competitors are less active, we hold a prominent position in the market due to our Japanese distributor, the EDMS Division of Toyo Ink Manufacturing Co., Ltd.

          Customers

          Our customers consist of both governmental and other enterprises. During 2003, we demonstrated our solution’s compatibility to large-scale projects, enhancing our competitive position in the industry. We were awarded a multi-million-dollar data-capture project for Swiss Post - Finance, rendering it the largest contract in our  history.

          In addition, we have further strengthened our position in the automated data collection for national population census projects, with the successful completion of the population census projects of the Republic of Cyprus, Italy and India.  The Indian census is the largest census project in the world, and included the processing of approximately 6 million forms per week.  All projects were completed on time, beating extremely aggressive deadlines.  Other market solutions provided by us include integrated systems for complicated semi-structured applications, including automating the capture and process of data from hundreds of different form formats of 3M facilities across Europe, and Business Transformation Outsourcing (BTO), a subsidiary of IBM that was established in order to provide automated outsourcing services to manage accounts payable and accounts receivable activities.

          We have also strengthened our competitive position with the release of eFLOW Version 2.0, the latest version of the Company’s signature software, eFLOW Unified Content Platform.  This version of the product dramatically reinforces our ability to successfully compete and implement complicated projects involving processing documents of semi-structured formats.  In addition, eFLOW’s Smart extends beyond classical form processing and recognition to include a unique capability that allows sophisticated collection and understanding of unstructured forms, thus providing the possibility to handle projects in a mixed environment.

          Warranty and Service

          We generally negotiate our warranty obligations with respect to our products on a case by case basis.  Performance warranties typically extend for 90 days.

          We may be exposed to potential product liability claims by our customers and users of our products.  Currently, we hold a world-wide product liability insurance policy that provides coverage limited to $2,000,000 in aggregate for the policy period ending on September 30, 2004.    Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition.  While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

          We have entered into maintenance and service agreements with certain of our customers.  These agreements typically provide for regular payment to us of an amount equal to 15% per annum of the applicable license fees for maintenance.  Our technical team also provides support to value added resellers, distributors and systems integrators to assist in integration of our products.

          If we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations.  We cannot assure you that we will be able to provide such services on adequate terms and conditions, or at all.

          Governmental Regulation

          The government of Israel encourages research and development projects oriented towards products for export through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “Research Law”.  In exchange for assistance provided by the Israeli government in connection with research and development cost, we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut! ™ and eFLOW™ software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate.  The Company’s total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 15,985 as of December 31, 2003.

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

          Recent amendments to the Research Law provide for greater flexibility with regard to the place of manufacturing of products, whose development was funded with grants and gives the authorities larger discretion than in the past based on the value added to the products.  A plan will now be approved if the applicant is an Israeli corporation and, as a result of the plan, the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the plan is performed as part of an international cooperation agreement to which Israel is a party, or the OCS is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents. The amendment also determined a variety of fixed levels of grants which the research committee (appointed according to the law) will be entitled to grant based on the expected contribution of the planned research and development to the Israeli economy.

          The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the OCS of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. Such interested party will also be required to sign an undertaking in favor of the OCS in form published by the OCS. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer.  An “interested party” of a company includes its chief executive officer and directors, anyone who has the right to appoint its chief executive officer or at least one director, and a holder of 5% or more of the company’s outstanding equity or voting rights.

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

Organizational Structure

          We have three operating subsidiaries.  In August 1991, we established TiS America, Inc. to provide sales, marketing and technical support to our customers.  TiS America is incorporated under the laws of Delaware and is a wholly owned subsidiary of the Company.  In January 2000, we, together with others, established e-Mobilis.  e-Mobilis was incorporated in Israel, and we initially held 80.2% of its issued shares.  During 2001, we acquired the remaining 19.8% interest in e-Mobilis, and e-Mobilis’ operations were integrated into ours.  For additional information, see the section entitled “—Related Party Transactions” in Item 7 of this annual report.  In July 2000, we established TiS B.V., a wholly-owned subsidiary incorporated under the laws of the Netherlands, with operating branches in the United Kingdom and Germany. Currently, we are in the process of modifying our corporate structure in Europe, and have established a new fully owned subsidiary in the United Kingdom, which shall fully own a subsidiary in Germany. The activity and assets of our existing European branches will be transferred to the new entities. We do not believe that these changes will have a material effect on our business, prospects and financial condition.

          Property, Plant and Equipment

          We lease approximately 707 square meters in Ramat Hahayal, Tel Aviv, Israel, for which we pay a monthly rent of approximately $18,000.  The lease expires in November 2007.  Our branch in Germany leases approximately 241 square meters of office space in Cologne, Germany for a monthly sum of $2,750 and our English branch leases approximately 35 square meters of office space in Uxbridge for the amount of $5,500 per month.  All lease agreements other than for our Israeli headquarters will either expire or be renewed during 2004.

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

          Our sales to resellers, value added resellers, distributors and system integrators are made on credit terms and we do not hold collateral to secure payment.  The terms of the agreements with these resellers, value added resellers, distributors and system integrators do not provide the resellers, value added resellers, distributors and system integrators with the right to return the purchased products or solutions.  Payment with respect to such sales is generally due within 30 to 150 days following receipt of an invoice.  A default in payment by one or more of our resellers, value added resellers, distributors and system integrators could adversely affect our business, results of operations, and financial condition.  We cannot assure you that uncollectible receivables will not exceed our reserves.  Any significant increase in uncollected accounts receivable beyond reserves could have a material adverse effect on our business, results of operation, and financial condition.

          As a result of our strategy of pursuing strategic alliances with value added resellers, distributors and system integrators, most of our revenues are derived from such alliances.  During the years ended December 31, 2001, 2002 and 2003, revenues deriving from value added resellers, distributors and system integrators accounted for approximately 76%, 72% and 51%, respectively, of our revenues, mainly because our direct sale to the Swiss Post - Finance.

          Historically, we have recognized a substantial portion of our revenues from product sales.  During the years ended December 31, 2001, 2002 and 2003, product revenues accounted for approximately 83%, 82%, and 75%  respectively, of revenues, while service revenues accounted for approximately 17%, 18%, and 25% respectively, of revenues.    In 2001, sales of AFPSPro™ accounted for 42% of our product sales and for approximately 35% of our revenue; sales of eFLOW™ accounted for 54% of our product sales and for approximately 45% of our revenue.  In 2002, sales of AFPSPro™ accounted for 25% of our product sales and for approximately 21% of our revenue; sales of eFLOW™ accounted for 69% of our product sales and for approximately 57% of our revenue. In 2003, sales of AFPSPro™ accounted for 1% of our product sales and for approximately 1% of our revenue; sales of eFLOW™ accounted for 95% of our product sales and for approximately 71% of our revenue.

          Quarterly Results; Seasonality

          Our sales cycle for AFPSPro™ as well as eFLOW™ ranges from 9 to 12 months.  These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations.  Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales.  Consequently, our product revenues may vary significantly by quarter.    During 2001, 25% of our revenues in the second quarter were from Politec, a system integrator in Brazil, and 28% of our revenues in the third quarter were from Unisys, another system integrator in Brazil, while each of the above accounted for only 8% of our revenues on an annualized basis.  During 2002, 30% of our revenues in the first quarter were from Schneider Logistics, a customer in the United States, while it only accounted for 10% of our annual revenues. During 2003, 32% of our revenues in the third quarter were from Swiss Post - Finance, a customer in Switzerland, which accounted for 17% of our 2003 annual revenues.

          Geographical Considerations

          Revenues from the sale of products, solutions and services outside of Israel accounted for approximately 98%, 99%, and 99% of our revenues during the years ended December 31, 2001, 2002 and 2003 respectively.  More specifically, the percentage of our product sales occurring in various geographic regions has fluctuated significantly in the past and is likely to continue to do so in the future.  During the years ended December 31, 2001, 2002 and 2003 the percentage of our product sales in the Far East (including Japan) was 35%, 34%, and 21% respectively.  During those same years, our product sales in North America were 11%, 15%, and 1% respectively of total sales.  During those same years, product sales revenues from Europe represented 18%, 41%, and 69% respectively of total sales.  As a result of the fluctuation in product sales in various geographic regions, we are subject to the risks associated with international sales, including economic and political instability, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business.  While we have not encountered significant difficulties in connection with the sales of our products in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have an adverse effect on us.

          Critical Accounting Policies and Estimates

          Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP.  Israeli GAAP vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Application of U.S. GAAP would have affected our results of operations and shareholders’ equity for each of the years in the three-year period ended December 31, 2003 to the extent summarized in Note 18 to our consolidated financial statements included elsewhere in this annual report.

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

          Collection is Probable.  Probability of collection for our customer’s debts is assessed by management on a customer-by-customer basis. This assessment is based, among other factors, on actual payment by the customer, general reputation of the customer in the market, and the history of relations between us and the customer.

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

          The balance sheet allowance for doubtful debts for all the periods through December 31, 2003 is determined as a specific amount for those accounts the collection of which is uncertain.

          In 2003, an allowance for doubtful accounts in the amount of $339,495 was made for specific trade receivables as compared to $468,525 in 2002.  The decrease in the allowance for doubtful accounts derives mainly from amounts stemming from the United Kingdom and India, against which we were fully reserved by the end of 2002, and which were written off during 2003.

          Government Grants

          With respect to the participation of the Israeli government in software research and development cost, we are committed to pay the Israeli government royalties as a percentage of revenues from the sale of the supported software.

          Research and development costs:

          Research and development costs, net of participations and grants received, are charged to statement of operations as incurred.

          Recently Enacted Accounting Pronouncements

          In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

          In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, ‘Revenue Arrangements with Multiple Deliverables.’ EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

          In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,”  which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

Results of Operations

          The following discussion and analysis should be read in conjunction with the section entitled “—Selected Financial Data” in Item 3 of this annual report and the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

          Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Revenues.  Total revenues for the year ended December 31, 2003 amounted to $8,319,002 compared to $7,799,093 for the year ended December 31, 2002.   Product sales decreased by $212,822, or 3%, from $6,423,348 in 2002 to $6,210,526 in 2003, mainly because of no product revenues in Japan during 2003.

          Cost of Revenues.  Cost of revenues decreased 22% from $3,005,463 in 2002 to $2,339,790 in 2003 primarily as a result of the cost cutting measures that took effect during 2002, as well as the material reduction in payments to the Office of the Chief Scientist. As a percentage of our revenues, cost of revenues decreased from 39% in 2002 to 28% in 2003.

          Research and Development.  During 2003, our development efforts were concentrated on the semi-structurd module capabilities, and its different applications. Gross research and development expenses aggregated $863,209 for 2003 compared to $1,340,408 for 2002. The decrease is mainly due to a decrease in salary expenses resulting from the cost cutting measures implemented during 2002.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased from  $7,150,617 in 2002 to $5,818,426 in 2003.  This decrease was primarily due to a material decrease of salary expenses, and marketing expenses. During the fourth quarter of 2002, the Company implemented several cost cutting measures targeted at reducing staff and other expenses during coming years, which had only a partial effect during 2002, but had a noticeable impact during 2003.

          Financing Income.  Financing income for the year ended December 31, 2003 was $98,376, compared with $187,318 in the year ended December 31, 2002.  This decrease is primarily attributable to the combination of the decrease of interest rates in the United States and Israel and the increase in our line of credit.

          Net Loss.  As a result of the foregoing, our loss was $604,047 in the year ended December 31, 2003, compared to a loss of $3,827,788 in the year ended December 31, 2002.

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

          Cost of Revenues.  Cost of revenues decreased 2% from $3,072,333 in 2001 to $3,005,463 in 2002 primarily as a result of lower sales. As a percentage of our revenues, cost of revenues increased from 26% in 2001 to 39% in 2002.  This decrease in our margins is primarily a result of the inflexible nature of certain expenses such as salaries and third party’s license expenses that do not decrease materially as revenues decrease.

          Research and Development.  During 2001, the Company continued the development of eFLOW™, which began in 1999, as well as the development of its modules for semi-structured forms and mobile capabilities. During 2002, our efforts were concentrated mainly on the semi-structured module capabilities, while during October 2002 the efforts towards the mobile capabilities were halted. Gross research and development expenses aggregated $1,340,408 for 2002 compared to $2,198,628 for 2001. The decrease is mainly due to expenses attributed to e-Mobilis, for which operation and headcount decreased materially, and was integrated into our other operations. By the end of 2002, all research and development efforts previously concentrated in e-Mobilis were stopped.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased from  $9,094,622 in 2001 to $7,150,617 in 2002.  This decrease was primarily due to a material decrease of marketing expenses, the provision for bad and doubtful debts, and commissions for third parties. During the fourth quarter of 2002, the Company implemented several cost cutting measures targeted at reducing staff and other expenses during coming years, which had a partial effect during 2002, and will have a greater impact during future years.

          Restructuring costs and other special charges. During October 2002, we adopted and began the execution of a restructuring plan.  Pursuant to such plan, our personnel was reduced in size.  Furthermore, certain positions were eliminated, while the job descriptions of other positions were altered.  In accordance with the plan, we implemented lay-offs mainly in our headquarters located in Israel that included, among others, four employees in management positions. Costs related to the restructuring plan consist mainly of employee salaries and vehicle expenses during the advance notice period.  Expenses amounted to approximately $314,000 in 2002 and $706,000 in 2001 in the aggregate, which include approximately $53,000 related to benefits to which an officer of the Company is entitled following the termination of his employment. Such benefits are detailed in the section entitled “—Compensation” in Item 6 of this annual report.

          Financing Income.  Financing income for the year ended December 31, 2002 was $187,318, compared with $287,197 in the year ended December 31, 2001.  This decrease is primarily attributable to the combination of the decrease of interest rates in the United States and the decrease in our cash balances.

          Net Loss.  As a result of the foregoing, our loss was $3,827,788 in the year ended December 31, 2002, compared to a loss of $2,791,429 for the year ended December 31, 2001.

          Impact Of Currency Fluctuation And Inflation

          Most of our product and service revenues from transactions outside of Israel are denominated in U.S. dollars, and revenues from transactions in Israel are denominated in NIS but are linked to the U.S. dollar exchange rate.  In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation.  However, inflation was significantly reduced by the late 1980s due primarily to government intervention.  The annual rate of inflation in Israel was 1.3%, 0%, 1.4%, 6.5%, and –1.9% in 1999, 2000, 2001, 2002 and 2003, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the dollar.  For example, during the years 2001 and 2002, the devaluation of the NIS against the dollar, which amounted to 9.28% and 7.27% accordingly, exceeded the inflation rate for the same periods. On the other hand, the negative inflation rate for 2003 of –1.9% exceeded the devaluation of the dollar against the NIS, which amounted to –7.56%.  The increase in the dollar cost of our operations in Israel relates primarily to the costs of salaries in Israel, which constitute a substantial portion of our expenses and are paid in NIS.  In addition, inflation in Israel will have a negative effect on the profitability to our contracts under which the Company is to receive payment in dollars or other non-Israeli currencies while incurring expenses in NIS (some of which are linked to the Israeli consumer price index), unless such inflation is offset by a devaluation of the NIS.  Inflation in Israel and currency fluctuations will also have a negative effect on the profitability to our fixed price contracts under which the Company is to receive payment in NIS.  A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company, which consist of receivables payable in NIS (unless such receivables are linked to the dollar).  Such a devaluation would also have the effect of reducing the dollar amount of liabilities of the Company which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any unlinked NIS assets of the Company and the dollar amounts of any unlinked NIS liabilities of the Company.

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

Trends

          Strategy Partners, an independent research firm, anticipates that growth will continue in the data capture market.  However, they anticipate that there will be a move toward integrated software solutions instead of individual data capture products.  They also predict that the need for applications will increase substantially.  Outsourcing with respect to documents solutions is expected to increase.  The industry is also expected to continue to move toward consolidation.  We are addressing this trend by solidifying our relationships with our existing partners and seeking to become the preferred data capture solution provider for many large integrated system providers.

Liquidity and Capital Resources

          In May 2000, we closed a private placement of our Ordinary Shares in which Charter, an affiliate of Charterhouse, purchased 2,000,000 Ordinary Shares for the consideration of $15,000,000.  The private placement contributed greatly to our liquidity.

          As of December 31, 2003, we had current assets of $11,150,921, cash and cash equivalents of $5,854,436, accounts receivable of $4,606,254, other receivables of $413,716 and aggregate current liabilities of $3,797,808.  We had working capital of $7,353,113 at December 31, 2003 compared to working capital of $7,739,509 at December 31, 2002.

          On June 10, 2004, we announced that we entered into a definitive agreement for the private placement of 2,563,300 Ordinary Shares of the Company at a purchase price of $3.16 per share to institutional investors for gross proceeds to the Company of approximately $8.1 million.   The investors also will receive three-year warrants to purchase up to an additional 1,281,650 Ordinary Shares, with an exercise price of $4.26 per share.

          The closing of the financing is subject to certain conditions, including our receipt of shareholder approval of the terms of the transaction. We agreed to use commercially reasonable efforts to call a meeting of shareholders to be held within 75 days after the date of the signing the Share Purchase Agreement.  In connection with the private placement, we have agreed to file a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants) within 30 days following the closing.  Our failure to timely file or obtain effectiveness of the registration statement could subject us to liquidated damages.

          In our opinion, our working capital is sufficient for our present operating requirements and capital expenditures at least over the next 12 months, although we cannot assure you that this will remain true in the future.

          Cash used in operating activities in 2003 was $2,516,369, compared to cash used in operating in 2002 of $1,983,285.  During 2003, we decreased our trade payables by $46,644, decreased our accrued liabilities and other payables by $536,910, increased our accounts receivable by $1,457,473 and increased our other receivables by $114,552.  Cash provided by investing activities in 2003 was $185,250, compared to cash used in investing activities in 2002 of $199,028.  Cash provided by financing activities in 2003 was $784,666, compared to cash provided by financing activities in 2002 of $164,037.

          We currently have a short-term line of credit with First International Bank of Israel.  The total amount available under this line of credit is the lesser of $1,500,000 and 75% of certain eligible trade receivables.  The revolving line of credit in NIS bears interest at a rate of prime + 0.30% to 1% (As of December 31, 2003, prime rate was 6.7%).  The line of credit in US dollars bears interest at a rate of Libor + 2% (As of December 31, 2003, Libor rate was 1.125%).  Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets.  We are required to maintain certain financial ratios and our ability to issue securities is restricted.  In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets.  Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

          Contractual Obligations and Commitments

          The following is a table giving details regarding our contractual obligations:

Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-Term Debt Obligation
Capital Lease Obligation
Operating Lease Obligation	1,327,124	454,576	669,724	202,824
Purchase Obligation	300,000	300,000
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet Under GAAP
Total	1,627,124	754,576	669,724	202,824

          We also have a long-term liability on our balance sheet as of December 31, 2003 in the amount of $190,916 related to employee severance obligations mandated by Israeli law.  As we cannot determine the period, if any, during which we will be required to make any payments in respect of that liability, it is not reflected in the table above.

          Our contractual obligations and commitments at December 31, 2003 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Notes 9, 10, and 12 to the consolidated financial statements included elsewhere in this annual report, as well as the section entitled “—Compensation” in Item 6 of this annual report.  We expect to finance these contractual commitments from cash on hand and cash generated from operations.

Research and Development, Patents and Licenses, etc.

          During the previous year, we gradually and substantially increased our investment in research and development in order to develop new solutions and products.  During 2002, subsequent to the integration of e-Mobilis’ activity, efforts toward developing a mobile solution decreased materially, until finally totally halted during the fourth quarter of 2002 after our determination that concentrating on semi structured and other solutions would prove more profitable.  Due to the above and the decision to focus on the structured and semi-structured forms solution, our research and development headcount decreased significantly. As a result, gross research and development expenses for 2003 were $863,209 compared to $1,340,408 for 2002.  We intend to continue various research and development efforts to satisfy the needs of our customers and potential customers. These efforts include refinements of and enhancements to our products, such as improvements in image enhancement, automatic forms recognition, automatic forms removal, machine print and handwritten character recognition, as well as special purpose algorithms.

          Our research and development efforts have led to the development of our current solutions technology, eFLOW Unified Content Platform™.  Our latest research and development efforts have concentrated on the semi-structured forms processing, resulting in the development of our Freedom product.   These developments are enhancing, and we believe they will continue to enhance, our ability to compete in complicated projects as a solution provider for all kind of forms and all types of information.  Freedom and its different applications fit well with our plans to keep pace with the trend towards the ultimate integration of all forms and formats of information entering the organization.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

          The directors and senior management of the Company and any employees such as scientists or designers upon whose work the Company is dependent are as follows:

Name	Age	Position with Company

Thomas C. Lavey	60	Chairman of the Board of Directors

Ido Schechter	42	Chief Executive Officer

Arie Rand	44	Chief Financial Officer

Gideon Shmuel	32	Vice President of Sales Europe Middle East and Asia

Oded Leiba	33	Vice President of Engineering

Ofir Shalev	32	Vice President of Research and Development

Victor Halpert	43	External Director

Zamir Bar Zion	46	External Director

Izhak Nakar	52	Director

William Landuyt	48	Director

Elie Housman	67	Director

Phyllis Haberman	55	Director

          Thomas C. Lavey became a Director of the Company in August 2002 and the Board elected him as non-Executive Chairman at the same meeting. Since September 2003, Mr. Lavey has served as Executive Vice President at Taleo Inc. Previously Mr. Lavey served as Executive Vice President, Worldwide Field Operations of MS2, Inc, which provides product life cycle automation software. Prior to joining MS2, Mr. Lavey was senior vice president of worldwide operations at Extricity, which became part of Peregrine Systems and provided B2B relationship management software. Mr. Lavey also served as senior vice president at i2 Technologies and, from 1994 through 1999, he served as vice president of application sales at Oracle Corporation. Mr. Lavey has a bachelor’s degree in mathematics from Penn State University and an MBA from the University of Southern California.

          Ido Schechter has been the CEO of the Company since January 2002.  From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS’ ASP2 , an initiative of TiS to offer data collection services via the Internet, using the eFLOW platform solution.  Prior to that Dr. Schechter had been the Company’s Vice President of Sales since August 1996.  From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau.  From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd.  From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force.  Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

          Arie Rand joined TiS as its Chief Financial Officer in April 2001 from Tescom, a high tech company with 600 employees and several subsidiaries worldwide, where he served as Chief Financial Officer from September 1996 through March 2001.  Prior to Tescom, from September 1991 to June 1996 Mr. Rand served as a senior manager in the finance department of Delta Galil Industries, a major industrial company.  Mr. Rand also has several years of experience at Almagor & Co., one of Israel’s leading accounting firms.  He holds an MBA in Finance from Bar Ilan University.

          Gideon Shmuel joined us as our Vice President of Sales for Europe, Middle East and Asia during 2001 from Pangea Ltd (UK), where he was a Senior Vice President. Pangea provides telecommunications infrastructure throughout Europe. Prior to that, Mr. Shmuel was Managing Director of LCR Telecom UK, a company that provides aggregated data, voice, Internet and mobile communications services to the corporate market during the years 1998 to 2000. Mr. Shmuel holds an MA in Marketing Management from Middlesex University Business School in London.

          Oded Leiba is Vice President of Engineering, and has held that position since May 2001.  From May 1999 to May 2001, Mr. Leiba was the Company’s representative in Japan and worked with its exclusive distributor, EDMS for a period of three years. Before joining TiS, Mr. Leiba was employed as a senior level programmer at VISA where he was involved in the installation of the first of the Company’s forms-processing system (AFPS) from the client side.  Oded Leiba holds a Bachelor of Arts in Computer Science and Business Management from Tel Aviv University.

          Ofir Shalev has served as Vice President of Research and Development since October 2002. Prior to his promotion to Vice President of Research and Development, Mr. Shalev served as the Company’s Director of Recognition for three years. During this period, Mr. Shalev was responsible for the development of TiS’ semi-structured data module that plugs into the eFLOW Unified Content Platform™. In this position, Mr. Shalev was responsible for maintaining TiS’ technological advantages over its competitors in the recognition arena. Before joining TiS, Mr. Shalev served as a senior development leader at the Israeli Defense Force. Mr. Shalev holds a Bachelor of Science degree from the Technion, the Israeli Institute of Technology, and is a candidate for a Master of Science degree in Computer Science from the Open University in Israel.

          Victor Halpert was elected to serve as an external director of the Company at the shareholders’ meeting in December 2003. Mr. Halpert has served in various positions in the field of equity research. From June 1999 through January 2003 Mr. Halpert served as director for Salomon Smith Barney in New York, NY. From January 1998 through May 1999 Mr. Halpert served as vice president (equity research, telecommunications and technology) for Robertson Stephens, New York, NY.  From January 1995 through December 1997, Mr. Halpert served as vice president for Salomon Brothers Inc. New York, New York. Mr. Halpert has a bachelor’s of science degree in Accounting from State University of New York, College at New Paltz, NY, a Master of Science in Accounting from the University of Illinois at Chicago, Graduate Business School and an MBA from the University of Chicago Graduate Business School.

          Zamir Bar-Zion was elected to serve as an external director of the Company at the shareholders’ meeting that took place in December 2003. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998 Mr. Bar-Zion served as a private financial consultant. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an MA from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University. Currently, Mr. Zamir represents Piper Jaffrey in Israel.

          Izhak Nakar founded the Company and served as its Chief Executive Officer from inception until December 2001.  He has been a director of the Company since 1991.  In 1997 he initiated an entrepreneurial venture, TopGuard that was later sold to Elron.  Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force.  He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Tel-Aviv University in 1984.  Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces.  He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies.

          William Landuyt, has been a director of the Company since March 2, 2004.  Mr. Landuyt has been a Principal at Charterhouse Group International, Inc. since December 2003.  He served as Chairman of the Board and Chief Executive Officer of Millennium Chemicals Inc. from its demerger from Hanson Plc (“Hanson”) in October 1996 until July 2003. He had served as the President of that company from June 1997 until that date. Mr. Landuyt was Director, President and Chief Executive Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel Corporation from April 1997 until October 2003.

          Elie Housman has been a director of the Company since May 2000.  Mr. Housman joined InkSure in February 2002 as Chairman and also serves as a director of InkSure. Mr. Housman was a Principal at Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. Mr Housman served sa a director of deltathree, Inc., at public company untill 31, December 2003. At present, Mr. Housman is a director of two public companies, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated.  In addition, Mr. Housman serves as a director of Jazz Photo, Inc., and Bartech Systems International, Inc., which are both privately held companies in the United States.

          Phyllis Haberman has been a director of the Company since May 2000.  She has been a partner of Charterhouse since 2002 and a Senior Vice President since January 1997.  From 1988 through December 1996, Ms. Haberman was a Vice President of Charterhouse.

          There are no familial relationships between any of the persons named above. Elie Housman and Phyllis Haberman were initially appointed to the Board seats by Charter pursuant to the terms of the investment by Charter in the Company and a voting agreement with Mr. Nakar.  For further details, see the sections entitled “—Major Shareholders” and “—Related Party Transactions” in Item 7 of this annual report.  Mr. Housman left the employ of Charterhouse in 2001.  Mr. William Landuyt and Ms. Haberman each disclaim beneficial ownership of the Ordinary Shares beneficially owned by Charter.

Compensation

          For the year ended December 31, 2003, the compensation paid, and value of benefits in kind granted, to Ido Schechter, our Chief Executive Officer, was $189,689. The compensation paid to all other persons, as a group, who were, at December 31, 2003, directors or members of our administrative, supervisory or management bodies during that time was $637,842.  In addition, in 2003 members of that group were granted an aggregate of options to purchase 37,500 Ordinary Shares under our ESOP 2003 with an exercise price of $1.31 per share.  For further details, see Item 6 of this annual report.  The compensation paid does not include (i) reimbursement of directors’ expenses, (ii) $138,007, which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and (iii) amounts expended by us for automobiles made available to our officers ($62,551) and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

          In connection with the private placement of our shares and the investment by Charter, Izhak Nakar’s employment agreement was amended during 2000.  First, an amendment approved at the extraordinary annual meeting held on March 10, 2000 provided that Mr. Nakar’s annual base salary (not including manager’s insurance, retirement and other benefits added to the base salary) was $216,000, that he would be eligible for an annual bonus of up to 50% of his annual base salary, that the term of his employment agreement would be for 18 months after the closing date of Charter’s investment of May 8, 2000), and an automatic renewal thereafter for successive 12 months periods, and that he would be entitled to certain rights including the right to receive a lump sum payment equaling his annual salary upon termination for any reason.  In the annual meeting held on October 5, 2000, a further amendment to Mr. Nakar’s employment agreement  was approved providing that:

1.

Upon resignation by Mr. Nakar in connection with a merger, acquisition, sale of all or substantially all of assets or other change of control of us or, “Change of Control”, (i) Mr. Nakar would be entitled to receive a lump sum payment in cash equal to three times the highest annual salary plus bonus received (or scheduled to be received) by Mr. Nakar during any annual period covered by the employment agreement; (ii) we would be required to continue the benefits granted to Mr. Nakar and his family (at the same level in effect for one year prior to the date of termination or resignation) for a period of three years; (iii) the restrictions on competition contained in Section 8 of Mr. Nakar’s current employment agreement would be void and of no effect; and

2.

Upon termination of Mr. Nakar’s employment with us for any reason (other than a resignation by Mr. Nakar in connection with a Change of Control or a termination of Mr. Nakar’s employment for Cause), subject to the immediately following paragraph, (i) Mr. Nakar would be entitled to receive payments in cash, payable in eighteen equal monthly installments commencing immediately after termination of Mr. Nakar’s employment, equaling in the aggregate 1.5 times the highest annual salary plus bonus received (or scheduled to be received) by Mr. Nakar during any annual period covered by the Agreement; and (ii) we would be required to continue all of the benefits granted to Mr. Nakar and his family (at the same level in effect for one year prior to the date of termination or resignation) for a period of eighteen months).

          For so long as we did not default on our obligations set forth in paragraph 2 above, Mr. Nakar wasl subject to certain restrictions on competition contained in his employment agreement.  Those restrictions lapsed in May 2004.

          In accordance with the foregoing and as a result of Mr. Nakar’s resignation of his employment, we recorded a non-recurring severance provision, the expenses in our financial statements for which were in the amount of approximately $759,000 during prior years.  See the immediately following section for a description of a consulting arrangement with Mr. Nakar.

Board Practices

          Board of Directors

          All directors (other than external directors) currently hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified.  External directors currently hold office for three years from their appointment (in December 2003) and until their successors are duly elected and qualified at the relevant annual meeting. The external directors may be elected for one additional three-year period.  The Company, in its shareholders meeting held on December 18, 2003, approved a monthly payment to Mr. Thomas C. Lavey in the amount of $2,000 as compensation for his service as a director and Chairman of the Board, and that Mr. Victor Halpert, Mr. Zamir Bar-Zion for their service as external directors, members of Audit Committee and the Board of Directors and Mr. Elie Houseman for his service as member of the Audit Committee and Board of Directors receive as compensation a payment in the amount of 15,750 NIS per annum. In addition each of the above directors shall receive an amount of 3,000 NIS for each Board and/or Audit committee meeting attended. Mr. Izhak Nakar receives compensation for his service as member of the Board of Directors, in the amount of 19,841 NIS per annum and 993 NIS for each Board and/or committee meeting attended. Ms. Phyllis Haberman and Mr. William Landuyt waived their right for compensation for their service as directors.  We reimburse all of the directors for reasonable travel expenses incurred in connection with their activities on our behalf.

          Other than Mr. Nakar, no director or other member of our administrative, supervisory or management bodies has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.  For additional information on Mr. Nakar’s arrangement, see the section entitled “—Compensation” in Item 6 of this annual report.

          In addition to any compensation received by Mr. Nakar for his service as a director, the Company is obligated to compensate Mr. Nakar for the consulting services in the amount of $1,000 plus reimbursement of expenses for every business day invested by him with regard to the business of the Company in which his active involvement shall be required. Further, should a certain transaction for which Mr. Nakar provided consulting services be consummated, Mr. Nakar shall receive a one time payment of $100,000 upon the signing of an agreement consummating the transaction, and, in addition, an annual fee of $100,000 as consideration for consulting services to be provided for one week per month. At the conclusion of 6 months from the commencement of operation of the transaction, discussions shall be conducted regarding the possibility of the company paying Mr. Nakar a percentage of the income received by the Company from the operations of the transaction and, if so resolved at that time, what percentage of such income shall be paid.

          Audit Committee; Remuneration Committee

          The new Israeli Companies Law (5759-1999), which became effective February 1, 2000, requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including all of the external directors of the Company.  The chairman of the board of directors, any director employed by or otherwise providing services to the Company, and a controlling shareholder or any relative of a controlling shareholder, may not be members of the audit committee.

          Our audit committee is governed by an audit committee charter which is attached as an exhibit to this filing.

          We are also required by the rules of the NASDAQ Stock Market to establish an audit committee, all of whose members are independent of management, and to adopt an audit committee charter.  Our two external directors, Victor Halpert and Zamir Bar-Zion, serve on the audit committee of the board of directors, along with Elie Housman.

          We do not have a remuneration or compensation committee.

Employees

          As of June 23 2004, we employed 41 full-time employees and one part time employee in our headquarters.  Five are employed in administration and three in finance, seven in marketing and sales, and 27 in product development and production.  In addition, our North American subsidiary employs three full-time persons and one half time person.  Our German branch employs five full-time persons and one half time person, and our English branch employs five full-time persons.  Management believes that its relations with its employees are good.

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

          Pursuant to Israeli law, we are legally required, subject to certain exceptions, to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy the majority of this obligation by contributing funds to a fund known as “Managers’ Insurance.”  This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment.  The remaining portion of this obligation is represented on our balance sheet as “Provision for severance pay.”  The Israeli law has recently been amended to address some of the issues that were, in the past addressed only by the collective bargaining agreements mentioned above, such as procedures for dismissing employees, minimum wages and other issues – In the event of contradiction between a provision of the law and that of a collective bargaining agreement, the principal for interpretation is that the provision which is more favor able to the employee will prevail.

Share Ownership

          Board of Directors, Senior Management and Certain Employees

          Mr. Izhak Nakar currently holds in his name 59,174 Ordinary Shares.  These shares represent 0.96% (0.89% on a fully diluted basis) of our outstanding share capital.  In addition, Mr. Nakar and members of his immediate family own Nir 4 You Technologies Ltd., an Israeli company that holds 280,000 Ordinary Shares amounting to 4.53% (4.23% on a fully diluted basis) of our outstanding share capital.  Mr. Nakar also holds options to purchase 25,000 Ordinary Shares (0.38% of our outstanding share capital on a fully diluted basis) at an exercise price of  $2 per share.  These options expire three years from the date they were granted.  None of the Ordinary Shares discussed in this section have different voting rights than those of other outstanding Ordinary Shares.

          Charter owns 2,000,000 Ordinary Shares.  Mr. Landuyt and Ms. Haberman disclaim beneficial ownership of the Ordinary Shares owned by Charter.

          Stock Options

          We have reserved 115,000 Ordinary Shares for issuance upon exercise of outstanding non-plan share options granted to certain executive officers and key employees all of which have exercise prices of between $2.77 and $5.00 per share.  Pursuant to the terms of the option grant letters, of the options granted to two employees, options to purchase 25% of the shares became exercisable upon our  initial public offering, and options to purchase 25% of the shares are to become exercisable upon each of the first three anniversary dates of the issuance of the options provided that the employees continue to be employed by us on such dates.  Of the options granted to these employees, options to purchase 50,000 shares expired when the employees’ employment with us ended.  Pursuant to the terms of the option grant letters, the options granted to three other employees were to become exercisable in four equal parts upon each of the first four anniversary dates of the issuance of the options provided that the employees continue to be employed by us on such dates.  Of the options granted to two of the said employees, options to purchase 12,250 shares expired when their employment with us ended. In order to attract, retain and motivate employees (including officers) who perform services for or on behalf of us, we have three Employee Share Option Plans.  The first was established in 1996, the second during the year 2000 and the third was approved during 2003.

          Employee Share Option Plan (1996)

          In September 1996, the Board of Directors adopted, and our shareholders approved, the Employee Share Option Plan (1996).  ESOP 1996 authorizes the granting of options to purchase up to 250,000 Ordinary Shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.  At June 20 2004, options to purchase 114,375 Ordinary Shares were outstanding under the plan at exercise prices between $0.52 and $5.00 per share.  All of the outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.  No exercises of options took place during 2003. During 2004, 17,000 options had been exercised and 12,500 had been forfeited through June 23.

          Options granted under ESOP 1996 have terms of up to ten years, provided, however, that options that are intended to qualify as incentive stock options and that are granted to an employee who on the date of grant is a 10% shareholder of us or any subsidiary corporation or parent corporation shall be for no more than a five-year term.  Ordinary Shares issuable upon the exercise of the options granted under ESOP 1996 will be held in trust for the benefit of the optionee for a period of at least two years after the grant of the options.  The exercise price of options granted under ESOP 1996 may not be less than 100% of the fair market value of the Ordinary Shares on the date of the grant and the exercise price of options granted under future employee share options shall not be less than 85% of the fair market value of the Ordinary Shares on the date of grant, in each case, as determined by the Board (or the Share Option Committee, if the Board elects to appoint one).  In the case of options that are intended to be incentive stock options granted to an employee who, at the date of such grant, is a 10% shareholder of us or any subsidiary corporation or parent corporation, the exercise price for such options may not be less than 110% of the fair market value of the Ordinary Shares on the date of such grant.  The number of shares covered by an option granted under ESOP 1996 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations.  Options are non-assignable except by will or by the laws of descent and distribution, and may be exercised only so long as the optionee continues to be employed by us.  If the optionee dies, becomes disabled or retires, the right to exercise the option will be determined by the Board (or the Share Option Committee) in its sole discretion.  The optionee is responsible for all personal tax consequences of the grant and the exercise thereof.  For so long as we are not a U.S. taxpayer, we believe that, other than a 1% stamp tax, no tax consequences will result to us in connection with the grant or exercise of options pursuant to ESOP 1996.

          Upon termination of employment, other than for death or disability, grantees may exercise vested options for three months following termination. ESOP 1996 contains similar provisions in relation to a grantee that becomes disabled or dies, only in these cases, the vested options may be exercised for a period of one year.

          On February 28, 2000, we filed a registration statement on Form S-8 regarding ESOP 1996.

          Upon adoption of the Employee Share Option Plan (2003) all shares previously available for grant under ESOP 1996 that were not the subject of outstanding options, were transferred to such new plan (see below).

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

          A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of June 23 2004, options to purchase an aggregate of 143,500 shares were outstanding  All of the granted options vest over a three-year period and have exercise prices between $0.99 and $4.125 per share  The number of shares covered by an option granted under ESOP 2000 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations.  During 2004, 5,000 options were exercised and 9,500 had been forfeited through June 23.

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

          On December 19, 2002, we filed a registration statement on Form S-8 regarding ESOP 2000.

          Any tax consequences that arise from the grant or exercise of any option are borne solely by the grantee.

          Upon adoption of the Employee Share Option Plan (2003) all shares previously available for grant under ESOP 2000 that were not the subject of outstanding options, were transferred to such new plan (see below).

          Employee Share Option Plan (2003)

          An additional stock option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003.  All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan.  Further, all option under such old plans that expire prior to their exercise according to the conditions detailed therein, will be transferred into the new plan.  We intend to file a registration statement on Form S-8 to register these shares. We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4th, 2003. Such approval shall provide the grantees the eligibility for certain benefits under Section 102 as revised by the Israeli tax reform.

          As of June 23, 2004, option to purchase an aggregate of 211,500 shares was outstanding at exercise prices between $1.31 and $2.67 per share. At that time, options to purchase 40,000 Ordinary Shares were available for future grant.

          The Board of directors approved the issuance of options to purchase an additional 650,000 Ordinary Shares pursuant to ESOP 2003, subject to shareholder approval.

Issuance of Options to Certain Persons

          In November 2001, the Company issued to Izhak Nakar, our then CEO and Yehezkel Yeshurun, our former Chief Scientist and a former director, options to each purchase 50,000 Ordinary Shares in exchange for the minority interest held by them in our subsidiary, e-Mobilis.  For additional information, see the section entitled “—Related Party Transactions” in Item 7 of this annual report.

          During 2003 and in 2004 through June 20, Mr. Yeshurun and Mr. Nakar  had exercised 35,000 options and 25,000 options, respectively.

          In November 2002, we issued to Thomas C. Lavey, our Chairman of the Board of directors, options to acquire 20,000 Ordinary Shares at an exercise price of $0.46 per share.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          As of June 23, 2004, Charter held 2,000,000 Ordinary Shares, or 32.32% (30.22% on a fully diluted basis) of our outstanding share capital.  At that time, Izhak Nakar held in his name 59,174 Ordinary Shares, or 0.96% (0.89% on a fully diluted basis) of the outstanding share capital, and Nir 4 You Technologies Ltd., a company owned by Mr. Nakar and his immediate family, held 280,000 Ordinary Shares, or 4.53% (4.23% on a fully diluted basis) of our outstanding share capital.  Except as provided in the Share Purchase Agreement described below, none of these shares have special voting rights attached to them.

          Charter acquired its Ordinary Shares in May 2000 in exchange for a $15,000,000 investment.  Under the terms of the Share Purchase Agreement, the Board of Directors appointed by the shareholders meeting to serve immediately following the closing was comprised of seven members out of which Charter designated four. Charter obtained the right to demand registration of its shares on three separate occasions, Charter was granted pre-emptive rights with respect to future issuances of securities by us, and certain informational rights.  Charter’s right to appoint four of our seven directors was a one-time right only.  This right is not attached to the shares purchased by Charter and the entire Board faces re-election at each annual general meeting.  Currently three persons nominated by Charter to serve on the Board.  These are William Landuyt, Elie Housman and Phyllis Haberman.

          In connection with the investment by Charter, certain rights were granted to Mr. Nakar, our then Chief Executive Officer.  These included the modification of Mr. Nakar’s compensation, as described in the section entitled “—Compensation” in Item 6 of this annual report, as well as the granting to Mr. Nakar of the right to demand registration of any or all of the shares held by him in the event that his employment was terminated under certain specific conditions.  These rights to demand registration have come into effect following the termination of Mr. Nakar’s employment.  The grant of these rights was approved by our Board of Directors, Audit Committee and shareholders.  Charter and Mr. Nakar have requested the registration of the resale of the Ordinary Shares held by them or their affiliates.  The Company intends to include those shares on the registration statement it will file in connection with the private placement which is described in Item 5 under the heading “Liquidity and Capital Resources.”.

          In accordance with the foregoing and as a result of Mr. Nakar’s resignation from employment, we recorded a non-recurring severance expense in our financial statements in the amount of approximately $759,000 during prior years.  For additional information, see the section entitled “—Compensation” in Item 6 of this annual report, and Note 12 to the consolidated financial statements included in Item 18 in this annual report.

          In January 2000, TiS, together with Izhak Nakar, our then CEO, and Yehezkel Yeshurun, our former Chief Scientist and a former director, established e-Mobilis Ltd. as a subsidiary of TiS.  The shareholdings in e-Mobilis at that time were as follows:  TiS held 80.2%, Mr. Nakar held 9.9% and Mr. Yeshurun held 9.9%.  In November 2001, we acquired from Mr. Nakar, and Mr. Yeshurun, their interests in e-Mobilis.  The acquisition was in consideration of the issuance to each of them of immediately vested options to purchase 50,000 Ordinary Shares at an exercise price of $2.00 per share.  These options expire three years from the date they were granted and were valued at $90,000 using the Black Schools valuation model.

          Twenty record holders of Ordinary Shares have declared postal addresses in the United States.  These twenty record holders hold, between them, 94% of our outstanding share capital.  There are no arrangements known to us  that may at a subsequent date result in a change in control of us.

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

	2001	2002	2003

Export Revenues
Export Revenues	11,773,707	7,753,019	8,288,344

Total Revenues	11,959,249	7,799,093	8,319,002

Percentage of Total Revenues	98%	99%	99%

Breakdown of Revenues
Product Revenues	83%	82%	75%

Service Revenues	17%	18%	25%

           Legal Proceedings

          In December 2002 we were sued in the United States District Court for the Southern District of New York by Millennium L.P. for allegedly infringing five U.S. patents purportedly owned by Millennium, L.P.  Our subsidiary, TiS America, Inc. was also named as a defendant in the suit.   We have reached a settlement with Millennium pursuant to which the parties release all claims. In connection with the suit, we paid Millennium $100,000 and agreed to pay an additional $150,000 over the next two years.

          Dividend Policy

          To date, we have not paid any dividend on our Ordinary Shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We do not anticipate declaring or paying any dividend in the foreseeable future.

          Significant Changes

          There has been no material change in our financial position since December 31, 2003, other than respect to the private placement for consideration of approximately $8.1 million described in Item 5 under the heading “Liquidity and Capital Resources.”

ITEM 9.     LISTING

Stock price history

          The annual high and low market prices for the Ordinary Shares for the five most recent full financial years are set forth below:

Year Ending		Boston Stock Exchange	Nasdaq SmallCap Market

December 31, 2003	Hi	3.14	3.14
	Lo	0.42	0.42

December 31, 2002	Hi	3.92	3.92
	Lo	0.42	0.42

December 31, 2001	Hi	4.04	4.90
	Lo	0.99	2.05

December 31, 2000	Hi	16.0	16.69
	Lo	1.87	2.37

December 31, 1999	Hi	9.75	10.31
	Lo	2.50	2.75

          The high and low market prices for the Ordinary Shares for each financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		Boston Stock Exchange	Nasdaq SmallCap Market

May 31, 2004	Hi	5.00	5.00
	Lo	3.27	3.27

March 31, 2004	Hi	4.44	4.44
	Lo	2.36	2.36

December 31, 2003	Hi	3.14	3.14
	Lo	1.90	1.90

September 30, 2003	Hi	2.20	2.20
	Lo	1.15	1.15

June 30, 2003	Hi	1.49	1.49
	Lo	0.61	0.61

March 31, 2003	Hi	0.77	0.77
	Lo	0.42	0.42

December 31, 2002	Hi	0.99	0.99
	Lo	0.42	0.42

September 30, 2002	Hi	2.63	2.63
	Lo	0.95	0.95

June 30, 2002	Hi	3.20	3.20
	Lo	2.20	2.20

March 31, 2002	Hi	3.92	4.05
	Lo	2.61	2.31

          For the most recent six months, the high and low market prices of the Ordinary Shares for each month are set forth below

Month Ending		Boston Stock Exchange	Nasdaq SmallCap Market

May 28, 2004	Hi	4.34*	4.34
	Lo	3.27*	3.27

April 30, 2004	Hi	5.00*	5.00
	Lo	3.53*	3.53

March 31, 2004	Hi	4.44*	4.44
	Lo	2.47*	2.47

February 29, 2004	Hi	2.88*	2.88
	Lo	2.36*	2.36

January 31, 2004	Hi	2.98*	2.98
	Lo	2.66*	2.66

December 31, 2003	Hi	2.96*	2.96
	Lo	2.57*	2.57

November 30, 2003	Hi	3.14*	3.14
	Lo	2.50*	2.50

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

          Directors and other Office Holders

          General

          A director’s ability to vote on a proposal, arrangement or contract in which the director is materially interested is codified, along with the fiduciary duties of all “office holders,” in the Israeli Companies Law.  Under the Israeli Companies Law, the term “office holders,” is defined to mean, a director, chief executive officer, president, chief business manager, deputy chief executive officer, vice chief executive officer, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care includes avoiding negligent acts and acting skillfully as a reasonable office holder would act.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder of the company.

          The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.

          In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest.  The transaction must not be adverse to the company’s interest.  If such transaction is an extraordinary transaction or if the company intends to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties, then, in addition to any approval required by the Board of Directors or by the Articles of Association, it also must be approved by the audit committee prior to the approval  by the board of directors, and, under specified circumstances, by a meeting of the shareholders.  An office holder who has a personal interest in the approval of a transaction brought before the board of directors or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

          With the exception of “Fixed Amounts” compensation to external directors, arrangements regarding the compensation of directors of a public company (whether regarding in their capacity as directors or regarding the provision of other services) require audit committee, board of directors and shareholder approval.

          External Directors

          Under the Israeli Companies Law, which took effect on February 1, 2000, companies registered under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors.  Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member. All of the external directors must be members of the Audit Committee. An external director must be an individual resident of Israel, who is qualified to serve as a director. However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel according to special easements provided in relevant regulations.  No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

          No person may serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. A director of one company may not be appointed as an external director in another, if at the same time, a director of the other company serves as an external director of the first. Other limitations exist with regard to various types of memberships and positions, whose holders may not serve as external directors.  If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

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

          Notwithstanding the foregoing, Israeli companies whose shares have only been offered to the public outside of Israel or that are registered solely on a stock market outside of Israel are entitled to some allowances in accordance with applicable regulations with respect to the requirements for an external director.  (Regulations for allowances for public companies whose shares are registered for trade on a stock market external of Israel – 2000.)

          An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly in connection with service provided as an external director or for any other service.

          Alternate Directors

          Under the Israeli Companies Law, the Articles of Association of a company may entitle a director to appoint another person to serve as an alternate director.  Our Articles entitle our directors by written notice to us to make such an appointment and to cancel any such appointment.  Our Articles also provide that any person may act as an alternate director.  The Israeli Companies Law now prohibits incumbent directors from acting as alternate directors and a single person acting as an alternate director for more than one incumbent director.

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

          In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, on December 18, 2003 we appointed Kost, Forrer, Gabbay and Kasierer, a member firm of  Ernst and Young and certified public accountants in Israel, as our certified public accountant for auditing services.

          Indemnification of Directors and Officers

          The Israeli Companies Law provides that an Israeli company cannot exempt an officer from liability with respect to a breach of his fiduciary responsibilities.  While the Companies Ordinance, in effect through 1999, provided that an Israeli company could not exempt an officer from liability with respect to a breach of his duty of care or his duty of loyalty, the Israeli Companies Law now permits such exemption if formulated in accordance with such law. The Israeli Companies Law also permits entitling  an office holder to indemnification subject to certain conditions.  In the last shareholders’ meeting on December 18, 2003, the Company adopted new Articles of Association which allow for insurance and indemnification for office holders for future liabilities. At the same meeting, the shareholders approved indemnification of the officers and directors of the Company, in the form described herein.

          The procurement of director and officer liability insurance or the provision of any such indemnification, as the case may be, must be approved by our Audit Committee and otherwise as required by law.  We may not indemnify an office holder or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of the following:  (i) a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach of its consequences; (ii) a breach by the office holder of his duty of loyalty unless he acted in good faith and had a reasonable basis to believe that his act or omission would not prejudice our interests; (iii) any act or omission done with the intent to derive an illegal personal benefit; or (iv) any fine levied against the office holder as a result of a criminal offense.

          Currently, we hold an insurance policy for our office holders that provide coverage limited to $5,000,000 in aggregate for the policy period, ending on December 31, 2004.

          Rights, Preferences, Restrictions of Shares

          We currently utilize one type of share, this being Ordinary Shares.  Dividends may be declared at a general meeting, following a recommendation by the directors.  We may decide to declare a dividend in an amount that is less than that recommended by the directors or decide not to declare a dividend at all, despite a directors’ recommendation, but may not increase the amount of the dividend to more than the amount recommended by the directors.  The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such dividends upon receipt of a valid demand; however we are not liable to pay any interest on dividends.

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

          Meetings of Shareholders

          An annual general meeting must be held once in each year and not later than fifteen months after the preceding annual general meeting.  All shareholders are entitled to attend and vote or vote by proxy at annual general meetings.  Notice of annual general meetings may be sent by us by personal delivery, post, facsimile or telex to shareholders at the address recorded in our records.  Any notice sent by post to a shareholder’s address that is situated outside of Israel must be sent by airmail.  Any general meeting that is not an annual general meeting is called an extraordinary general meeting.  All shareholders are entitled to attend and vote or vote by proxy at extraordinary general meetings.

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

          Limitations on a Change of Control

          There are no provisions in our Articles or other constituent documents other than as required by law that would have an effect of delaying, deferring or preventing a change in control of us.  The holders of the warrants to be issued in connection with the private placement which is described in Item 5 under the heading “Liquidity and Capital Resources”, have certain rights upon certain types of transactions that could make consummating such a transaction more expensive.

          Provisions Relating to Major Shareholders

          We are required by law to maintain a separate register of shareholders that hold five percent, or over five percent, of either our issued shares or voting rights.

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

          The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.  In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholder of the company. A private placement in which our securities are traded only in a foreign market entitles us to certain allowances as to the approvals necessary for such placement.

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

Contracts

          Neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document excepting  the agreements relating to the investment of Charter and the related arrangements with Mr. Nakar.  See the sections entitled “—Major Shareholders” and “—Related Party Transactions” in Item 7 of this annual report and “Compensation” in Item 6 of this annual report.

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

          As of December 31, 2003, we had net operating loss carryforwards of approximately $15,362,351, available to utilize against our taxable business income in future tax years.  A portion of such losses expires over a period from 2005 through 2017 and the rest remains available indefinitely.

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

          The Company believes that it was not a PFIC in 2003.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot assure you that the Company will not become a PFIC.  If the company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules.  U.S. Holders who hold Ordinary Shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s Ordinary Shares in the event that the Company qualifies as a PFIC.

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

          Our policy is to conservatively manage our excess currency.  All transactions are approved by Management.

          The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments that could expose it to significant market risk.

          Based upon historical US dollar currency movement, the Company does not believe that reasonably possible near-term changes in the US dollar currency of 10% will result in a material effect on future earnings, financial position or cash flows of the company.

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

ITEM 16.    [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Victor Halpert, a member of our audit committee, is an audit committee financial expert.  See Mr. Halpert’s biography in Item 6.

ITEM 16B. CODE OF ETHICS

We believe that our corporate conduct is consistent with or exceeds industry ethical standards.  However, we are in the process of considering the adoption of a Code of Ethics to formalize existing practice.

ITEM 16C PRINCIPAL ACCOUNTANT FEE AND SERVICES

Audit Fees

Our Board of Directors appointed Somekh Chaikin (A member firm of KPMG International) (“KPMG”) Certified Public Accountants (Isr.)  as independent auditors audited our financial statements for the fiscal year ended December 31, 2002.

During 2003, the Board of Directors appointed Kost, Forer and Gabbay and Kasierer (A member of Ernst & Young Global) (“EY”) Certified Public Accountants (Isr.) as independent auditors to audit our financial statements for the fiscal year ended December 31, 2003.

The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2003 were $22,000.

The aggregate fees billed by KPMG for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2003 and December 31, 2002 were $45,898 and $85,820 respectively.

Tax Fees

For the fiscal year ended December 31, 2003 and 2002 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $50,500 and $6,300 respectively

For the fiscal years ended December 31, 2003 and 2002 the aggregate fees billed for tax compliance KPMG were $0 and $2,500, respectively

Non-Audit services

For the fiscal year ended December 31, 2003 the aggregate fees billed by EY for other non-audit professional services, other than those services listed above, were $5,000.  Such services were comprised of accounting and other consultation. For the fiscal years ended December 31, 2003 and 2002 the aggregate fees billed by  KPMG for other non-audit professional services, other than those services listed above, were $0 and $3,100.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG and EY are engaged by our subsidiaries or us to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

In certain instances, the Securities and Exchange Commission does not require pre-approval.

The audit committee has considered the nature and amount of the fees billed by Somekh Chaikin and Ernst & Young, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Somekh Chaikin’s and Ernst & Young’s independence.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.   FINANCIAL STATEMENTS

See pages F-1 through F-36.

ITEM 19.   EXHIBITS

Number	Description

1.1	Amended and restated Articles of Association of the Company dated October 27,2003.

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

2.1

Form of Public Warrant Agreement between the Company, the Warrant Agent and the Underwriter (incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.2	Form of Public Warrant Certificate (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.3	Form of Underwriter’s Warrant Agreement (incorporated by reference to exhibit 4.4 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.1	Top Image Systems, Ltd. Employee Stock Option Plan (1996) (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

4.2

Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

4.3	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company's registration statement on Form S-8 filed December 19, 2002).

4.4

Contract between the Company and JCC Payments Systems, Ltd. for the Supply, Installation and Development of Bespoke Software of the JCC Image System, dated June 24, 1996 (incorporated by reference to exhibit 10.1(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.5

Contract for the Support & Maintenance of Software of the JCC Image System, between the Company and JCC Payments Systems, Ltd., dated June 24, 1996 (incorporated by reference to exhibit 10.1(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.6

Contract between the Company and Unicre, Cartao Internacional de Credito, SA., for the Supply, Installation and Development of Software System, dated June 20, 1994 (incorporated by reference to exhibit 10.1(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.7

Software Maintenance Agreement between the Company and Unicre, Cartao Internacional de Credito, SA., dated July 20, 1994 (incorporated by reference to exhibit 10.1(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.8

English translation of Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.9

Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.10

English translation of Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.11

Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(h) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.12

Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996 (incorporated by reference to exhibit 10.1(i) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.13	Second Amendment, dated March 27, 2001, to the Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996.

4.14

Memorandum Agreement between the Company and Hasso Corporation, dated March 13, 1996 (incorporated by reference to exhibit 10.1(j) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.15

Exclusive Software Distribution Agreement between the Company and Daewoo Information Systems Co., Ltd. dated January 29, 1994 (incorporated by reference to exhibit 10.1(k) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.16

English translation of Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.17

Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.18	Employee Agreement between the Company and Ofer Comay (incorporated by reference to exhibit 10.4(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.19	Employee Agreement between the Company and Yossi Karchi (incorporated by reference to exhibit 10.4(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.20	Employee Agreement between the Company and Ziv Koren (incorporated by reference to exhibit 10.4(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.21	Employee Agreement between the Company and Stuart Melnick (incorporated by reference to exhibit 10.4(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.22	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to exhibit 10.4(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.23	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.24	Employee Agreement between the Company and Yehezkel Yeshurun (incorporated by reference to exhibit 10.4(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.25

English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.26

English translation of a Personal Employment Agreement between the Company and Tal Marom (incorporated by reference to exhibit 3.26 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.27

English translation of an Amendment to Employment Agreement between the Company and Tal Marom (re: updating of compensation and position for 2001) (incorporated by reference to exhibit 3.27 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.28

English translation of a Personal Employment Agreement between the Company and Norman Kreger (incorporated by reference to exhibit 3.28 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.29	English translation of a Salary Adjustment letter for Norman Kreger (incorporated by reference to exhibit 3.29 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.30

English translation of a Personal Employment Agreement between the Company and Amos Eliav (incorporated by reference to exhibit 3.30 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.31	English translation of a Salary Adjustment letter for Amos Eliav (incorporated by reference to exhibit 3.31 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.32

Share Purchase Agreement, dated as of February 11, 2000, by and between Charter-TIS LLC and the Company, as amended by Amendment #1 thereto, dated as of April 28, 2000 (incorporated by reference to exhibit 3.32 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.33

Registration Rights Agreement, dated as of May 8, 2000, among the Company, Charter-TIS LLC and Izhak Nakar (incorporated by reference to exhibit 3.33 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.34

Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.35

English translation of Employment Agreement between the Company and Jonathan Heller dated December 24, 2001 (incorporated by reference to exhibit 3.35 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.36

English translation of Update to Employment Agreement between the Company and Jonathan Heller dated February 28, 2002 (incorporated by reference to exhibit 3.36 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.37

English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.38

English translation of Employment Agreement between the Company and Dan Inbar dated December 31, 2001 (incorporated by reference to exhibit 3.38 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.39

Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.40

OEM License Agreement between the Company and CharacTell Ltd. dated July 16, 2001 (incorporated by reference to exhibit 3.40 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.41

Second Amendment to the Exclusive Software Distribution Agreement Dated June 28, 1996, as amended, between the Company and Hasso Corporation (as a predecessor entity to Toyo Ink Manufacturing Co., Ltd.) dated March 27, 2001. (incorporated by reference to exhibit 3.41 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.42

Agreement between the Company and Elsag spa regarding software and services for the population census of Italy dated March 18, 2002 (incorporated by reference to exhibit 3.42 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.43

Statement of Work to Subcontractor Agreement between the Company and NCR (Cyprus) Ltd. regarding software and services for the population census of Italy dated June 22, 2001 (incorporated by reference to exhibit 3.43 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.44

Agreement between the Company and CMC Ltd. regarding software and services for the population census of India dated December 12, 2001 (incorporated by reference to exhibit 3.44 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.45

Separation Agreement between the Company and Mr. Peter Nowak dated May 15, 2002 (incorporated by reference to exhibit 3.45 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.46

Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company’s current report on Form 6-K filed June 10, 2004).

4.47

Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company’s current report on Form 6-K filed June 10, 2004).

4.48	Top Image Systems Ltd. Israeli Share Option Plan (2003).

8	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Somekh Chaikin – member firm of KPMG International.

14.2	Consent of Kost, Forer Gabbay and Kasierer – member of Ernst & Young Global.

14.3	Audit Committee Charter.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

	By:	/s/ Ido Schechter

Name: Ido Schechter
Title: Chief Executive Officer

Date: June 23, 2004

EXHIBIT 12.1

CERTIFICATION
of the Chief Executive Officer

I, Ido Schechter, Chief Executive Officer of Top Image Systems Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Top Image Systems Ltd. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and audit committee of the board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: June 23, 2004

/s/ Ido Schechter

Ido Schechter
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION
of the Chief Financial Officer

I, Arie Rand, Chief Financial Officer of Top Image Systems Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Top Image Systems Ltd. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements and other financial information included in this report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and audit committee of the board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: June 23, 2004

/s/ Arie Rand

Arie Rand
Chief Financial Officer

EXHIBIT INDEX

Number	Description	Page No.

1.1	Amended and restated Articles of Association of the Company dated October 27,2003.	71

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

2.1

Form of Public Warrant Agreement between the Company, the Warrant Agent and the Underwriter (incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.2	Form of Public Warrant Certificate (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.3	Form of Underwriter’s Warrant Agreement (incorporated by reference to exhibit 4.4 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.1	Top Image Systems, Ltd. Employee Stock Option Plan (1996) (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

4.2

Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

4.3	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company's registration statement on Form S-8 filed December 19, 2002).

4.4

Contract between the Company and JCC Payments Systems, Ltd. for the Supply, Installation and Development of Bespoke Software of the JCC Image System, dated June 24, 1996 (incorporated by reference to exhibit 10.1(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.5

Contract for the Support & Maintenance of Software of the JCC Image System, between the Company and JCC Payments Systems, Ltd., dated June 24, 1996 (incorporated by reference to exhibit 10.1(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.6

Contract between the Company and Unicre, Cartao Internacional de Credito, SA., for the Supply, Installation and Development of Software System, dated June 20, 1994 (incorporated by reference to exhibit 10.1(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.7

Software Maintenance Agreement between the Company and Unicre, Cartao Internacional de Credito, SA., dated July 20, 1994 (incorporated by reference to exhibit 10.1(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.8

English translation of Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.9

Agreement between the Company and Isracard Ltd. for the Supply, Installation and Development of Software System, dated November 4, 1993 (incorporated by reference to exhibit 10.1(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.10

English translation of Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.11

Agreement between the Company and Israel Credit Card, Ltd. for the Supply, Installation and Development of Software System, dated December 4, 1991 (incorporated by reference to exhibit 10.1(h) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.12

Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996 (incorporated by reference to exhibit 10.1(i) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.13	Second Amendment, dated March 27, 2001, to the Exclusive Software Distribution Agreement between the Company and Hasso Corporation, dated June 28, 1996.

4.14

Memorandum Agreement between the Company and Hasso Corporation, dated March 13, 1996 (incorporated by reference to exhibit 10.1(j) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.15

Exclusive Software Distribution Agreement between the Company and Daewoo Information Systems Co., Ltd. dated January 29, 1994 (incorporated by reference to exhibit 10.1(k) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.16

English translation of Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.17

Entrepreneur Agreement among the Company, Micro Daf Industries 80, Ltd. and Israeli Credit Card, Ltd. dated October 31, 1995 (incorporated by reference to exhibit 10.2(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.18	Employee Agreement between the Company and Ofer Comay (incorporated by reference to exhibit 10.4(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.19	Employee Agreement between the Company and Yossi Karchi (incorporated by reference to exhibit 10.4(b) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.20	Employee Agreement between the Company and Ziv Koren (incorporated by reference to exhibit 10.4(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.21	Employee Agreement between the Company and Stuart Melnick (incorporated by reference to exhibit 10.4(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.22	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to exhibit 10.4(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.23	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.24	Employee Agreement between the Company and Yehezkel Yeshurun (incorporated by reference to exhibit 10.4(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.25

English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.26

English translation of a Personal Employment Agreement between the Company and Tal Marom (incorporated by reference to exhibit 3.26 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.27

English translation of an Amendment to Employment Agreement between the Company and Tal Marom (re: updating of compensation and position for 2001) (incorporated by reference to exhibit 3.27 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.28

English translation of a Personal Employment Agreement between the Company and Norman Kreger (incorporated by reference to exhibit 3.28 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.29	English translation of a Salary Adjustment letter for Norman Kreger (incorporated by reference to exhibit 3.29 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.30

English translation of a Personal Employment Agreement between the Company and Amos Eliav (incorporated by reference to exhibit 3.30 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.31	English translation of a Salary Adjustment letter for Amos Eliav (incorporated by reference to exhibit 3.31 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.32

Share Purchase Agreement, dated as of February 11, 2000, by and between Charter-TIS LLC and the Company, as amended by Amendment #1 thereto, dated as of April 28, 2000 (incorporated by reference to exhibit 3.32 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.33

Registration Rights Agreement, dated as of May 8, 2000, among the Company, Charter-TIS LLC and Izhak Nakar (incorporated by reference to exhibit 3.33 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.34

Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.35

English translation of Employment Agreement between the Company and Jonathan Heller dated December 24, 2001 (incorporated by reference to exhibit 3.35 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.36

English translation of Update to Employment Agreement between the Company and Jonathan Heller dated February 28, 2002 (incorporated by reference to exhibit 3.36 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.37

English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.38

English translation of Employment Agreement between the Company and Dan Inbar dated December 31, 2001 (incorporated by reference to exhibit 3.38 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.39

Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.40

OEM License Agreement between the Company and CharacTell Ltd. dated July 16, 2001 (incorporated by reference to exhibit 3.40 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.41

Second Amendment to the Exclusive Software Distribution Agreement Dated June 28, 1996, as amended, between the Company and Hasso Corporation (as a predecessor entity to Toyo Ink Manufacturing Co., Ltd.) dated March 27, 2001. (incorporated by reference to exhibit 3.41 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.42

Agreement between the Company and Elsag spa regarding software and services for the population census of Italy dated March 18, 2002 (incorporated by reference to exhibit 3.42 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.43

Statement of Work to Subcontractor Agreement between the Company and NCR (Cyprus) Ltd. regarding software and services for the population census of Italy dated June 22, 2001 (incorporated by reference to exhibit 3.43 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.44

Agreement between the Company and CMC Ltd. regarding software and services for the population census of India dated December 12, 2001 (incorporated by reference to exhibit 3.44 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.45

Separation Agreement between the Company and Mr. Peter Nowak dated May 15, 2002 (incorporated by reference to exhibit 3.45 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.46

Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company’s current report on Form 6-K filed June 10, 2004).

4.47

Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company’s current report on Form 6-K filed June 10, 2004).

4.48	Top Image Systems Ltd. Israeli Share Option Plan (2003).	100

8	List of Subsidiaries.	114

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	64

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	65

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	115

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	116

14.1	Consent of Somekh Chaikin – member firm of KPMG International.	117

14.2	Consent of Kost, Forer Gabbay and Kasierer – member of Ernst & Young Global.	118

14.3	Audit Committee Charter.	119

EXHIBIT 1.1

Top Image Systems Ltd.
Articles of Association

Contents

Chapter A	Introduction and Interpretation
Chapter B	The Company, its Capital and Purposes
Chapter C	The Shares
Chapter D	General Meetings
Chapter E	The Board of Directors
Chapter F	The Chief Executive Officer and other Officers
Chapter H	Audit
Chapter I	Capital Funds, Distribution, Bonus Shares and Decrease of Capital
Chapter J	Winding up, Merger and Reorganization

Chapter A: Introduction and Interpretation

1.	In these Articles, unless the wording requires another construction, the following words shall have the meanings appearing alongside them:

"Director" or	–	Member or members of the Board of Directors, elected

"Directors"	in accordance with the provisions of these Articles, and serving at the same time;

“AlternateDirector”	–	as defined in Article 99 below.

“The Exchange”	–	Every stock exchange or trading forum, in Israel or abroad, in which Company shares, or any securities issued by the Company which may be converted or realized by Company shares, are registered, listed or quoted for trading;

“The Board of Directors”	–	The Board of Directors of the Company, duly elected or appointed in accordance with the provisions of these Articles, and every Board Committee to which and to the extent powers of the Board have been delegated, to the extent that such powers may be delegated according to the law;

"The Company"	–	Top Image Systems Ltd.

“The Register”	–	Register of shareholders maintained in Israel and additional register of shareholders which the Company shall maintain (if it so maintains) outside Israel, in accordance with the Companies Law, provided that shares registered in the Register kept in Israel and in the additional register shall not be counted twice;

“Substantial Register”	–	The Register of substantial shareholders (as defined in the Companies Law) that must be maintained under the Companies Law;

"The Office"	–	The registered office of the Company at the time in question;

“Reduction in Capital”	–	A distribution which does not meet the profit test (“Distribution” and “Profit test” – as defined in the Companies Law);

“Companies Law”	–	The Companies Law, 5759-1999, as amended from time to time, or any other statute, as amended, that shall replace it;

“Securities Law”	–	The Securities Law, 5728-1968, as amended from time to time, or any other statute, as amended, that shall replace it;

"Surplus Accounts"	–	The net profit account in the Company's books;

“Business Day”	–	A day on which services are given to the public by most of the commercial banks both in Israel and USA, except Friday, which shall not be deemed a business day;

“Writing”	–	Any written communication or other notation, including a printed document, photocopy, telegram, facsimile, electronic mail, internet site, and any other form of work or imprinting of words in a visible form, as well as any other graphic sign or symbol stored in a computer or in any other means of storage;

“Information”	–	All information in any format, including know-how, data, technology, financial reports, accounting documents, documents including drafts, computer files, computer printouts, agreements, minutes, memoranda, business plans, forecasts, client lists, prices, costs, market surveys, and other such information related directly or indirectly to the activity of the Company;

“Chief Executive Officer”	A person who holds said title, as well as one who holds the powers of the chief executive officer in practice;

“Officer” or “Office Holder”	Every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

"Securities in the Company"	–	Including: (a) shares in the Company; or (b) debentures, commercial securities or capital deeds issued by the Company; or (c) options, warrants, certificates, contracts, bills and other documents of any sort whatsoever which grant, directly or indirectly, a right to purchase, convert, realize or sell each and any of the items mentioned in subsections (a) or (b) above; all of the above include both those registered on a person’s name as well as bearer securities;

"Corporate Representative"	–	as defined in Article 105 below;

-
"Companies Ordinance"	–	The Companies Ordinance [New Version], 5743-1983, as in effect on January 31 2000 and as amended from time to time thereafter, or any other statute which shall replace it after 1 February 2000, including amendments thereto;

"Year" or "Month"	–	According to the Gregorian calendar;

“These Articles”	–	These Articles of Association as worded herein or as changed from time to time by the general meeting, including Resolutions of the general meeting of the Company in respect of restricting the power of the Company to change these Articles or any of the provisions herein, which were taken lawfully and in accordance with the provisions of these Articles;

2.	Subject to the provisions of Article 1 above, and except inasmuch as the wording requires a different interpretation, terms which have been defined in the Companies Law or the Companies Ordinance, as the case may be, shall bear the same meaning in these Articles as they are given in those statutes; words expressed in the singular form shall include the plural form, and vice versa; words expressed in the masculine form shall include the feminine, and words meaning a person shall include any kind of corporate entity recognized by law.

3.	Any Article herein which determines an arrangement that differs, in part or in whole, from a provision in the Companies Law or the Companies Ordinance, as the case may be, that may be qualified, changed or supplemented, either in whole or with regard to certain issues or with certain restrictions, under any law, shall be deemed to qualify said provision in the Companies Law or the Companies Ordinance, as the case may be, even if the qualification itself was not noted in said Article, and even if the Article explicitly determines that its validity shall be “subject to the provisions of any law”.

4.	In the event of a contradiction between any Article and a provision of law which may not be qualified, changed or supplemented, said provision of law shall prevail, without, however, impairing the force of these Articles or of any other Articles herein.

When construing or examining the validity of any particular Article contained in these Articles of Association, the Article should be given a construction that aims to fulfill its purpose according to the purpose arising therefrom or from other Articles in these Articles of Association.

Chapter B: The Company, its Capital and Purposes

5.	The Company is a public company.

6.	The Company may contribute reasonable sums to a purpose or to a worthy type of purposes even if such contributions are not made due to business considerations. The Board of Directors, or whomever the Board of Directors has so empowered, shall be authorized to determine the amounts of the contributions, the purpose or type of purposes for which they are made, and the identity of the recipient of the contribution.

The Company Capital

7.	The registered share capital of the Company is NIS 5,000,000 divided into 125,000,000 (One hundred and twenty five million) at NIS 0.04 par value ordinary shares.

Rights Appurtenant to a Share

8.	The liability of the shareholders of the Company for the debts, charges and obligations of the Company is limited to payment to the Company of the par value of their ordinary shares in the Company.

9.	All of the ordinary shares shall have equal rights for all intents and purposes, and each ordinary share shall grant its owner, inter alia:

9.1	A right to be invited to and to participate in all general meetings of the Company, both annual and extraordinary, and a right to one vote for each ordinary share owned by him, in every vote at every general meeting of the Company in which he participates, provided that the ordinary share is owned by the shareholder on the record date determined in a decision to convene or a notice convening the relevant general meeting;

9.2	A right to receive dividends (if and to the extent they are distributed), a right to receive bonus shares (if and to the extent they are issued), in proportion to the par value of the ordinary shares, and according to the number of ordinary shares which he held at the date of the decision to distribute the dividend or to issue the bonus or upon distribution (as the case may be) or at such later date as may be determined in said decision;

9.3	A right to participate in a distribution (as defined in the Companies Law) which is not the distribution of a dividend, in proportion to the par value of the shares he owns and according to the share document he owns at the time of the decision to make a distribution or at such later date as determined in said decision, or in such other manner as shall be determined by the Board of Directors at its absolute discretion.

9.4	A right to participate in the distribution of surplus assets of the Company at the time it is wound up.

10.	So long as the shares of the Company are listed for trading on an Exchange, an allotment of another class of shares shall require the approval of the Exchange, to the extent that such approval is necessary according to the rules of the Exchange or the provisions of any law.

11.	Subject to the provisions of any applicable law and in accordance with the procedures required by law, the Company may issue shares, both those included in its original capital and those deriving from an increase in capital, with rights of a preferred rank or with rights of a lesser rank, or to issue shares with other restricted rights or with other preferred rights in respect of distribution of dividends, voting rights, discharge of capital, distribution (which is not a distribution of a dividend) or in respect of other matters, as the Company may determine from time to time.

12.	If at any time the share capital is divided into different classes of shares, the general meeting may, unless the terms of the issuance of said class of shares provide otherwise, change, convert, expand, add to or alter in another manner the rights, surplus rights, advantages, restrictions and provisions related thereto (or not related at that time to one of the classes), if it receives the consent of the holders of the shares of the class the rights of which are impaired, which consent shall be given at a meeting of the holders of shares of said class.

12.1.	The special rights granted to shareholders or to a class of shares that have been issued, including shares issued with preferred rights or other special rights, shall not be deemed to have been changed or harmed by the creation or issue of additional shares of an equal rank or by the cancellation of registered share capital of the same class which was not allotted, unless the terms of the allotment of those shares determines otherwise.

12.2.	The consolidation or splitting of the share capital of the Company shall not be deemed a change in the rights of the shares being consolidated or split.

13.	The provisions in these Articles regarding general meetings shall apply, mutatis mutandis, to every meeting of shareholders of any class of shares, as the case may be.

14.	Subject to the special provisions in these Articles in this regard and to the rules of the Exchange, to the extent they exist, all of the shares of the Company which are yet to be issued shall at all times be under the supervision of the Board of Directors, which may issue them to or otherwise deal with them in any way at its sole discretion, for cash or non-cash consideration, upon such terms and qualifications, whether above their par value or (subject to the provisions of the Companies Law) at a deduction from their par value, at such times which the Board of Directors deems fit. The Board of Directors shall have full power to submit a call for any shares mentioned above, at their par value, at less or at more than their par value, at times, during a period and for consideration which the Board of Directors shall deem fit, and to provide every person a right to demand allotment of any shares at times, during a period and for consideration which the Board of Directors shall determine at its own absolute discretion.

15.	The Board of Directors may, at its absolute discretion, treat shareholders differently from one another with regard to the amounts demanded for payment and payment times and other terms, to the extent permitted by these Articles, by the law and by the rules of the Exchange.

16.	The Board of Directors of the Company may, in respect of every allotment of securities in the Company, pay agents’ fees, underwriters’ fees or commissions in a manner that shall be determined and subject to the provisions of any law.

Shareholders

17.	Unless determined otherwise in any law or in these Articles, the Company shall be entitled to treat the registered owner, including a shareholder who holds a share as a trustee, of a share as its absolute owner, and as such shall not be obligated to recognize any claim by any other person whatsoever based on a right in equity or on other grounds in respect of such a share, or in respect of a benefit therein for any other person, unless an order is issued by the competent court.

18.	Notwithstanding the provisions of Article 17 above, any person who is deemed to be a shareholder according to the Companies Law or another applicable law shall be deemed a shareholder in the Company.

19.	The Board of Directors may determine from time to time procedures with regard to determining the identity of shareholders, and with regard to the manner in which any right, benefit, asset or amount shall be transferred or distributed to them, including in respect of distribution of dividends or bonus shares, purchase of Securities in the Company or granting any other right, asset or other benefit to the shareholders of the Company, in their capacity as such. Moneys, bonus shares, rights or assets of any type whatsoever which have been transferred to a shareholder (including to his agent, attorney or whomever the shareholder directs) whose identity has been verified according to the procedures as aforesaid, shall be deemed a full discharge and release of a debt of the Company to any person who claims a right to such payment, transfer, distribution or grant of right, as the case may be.

Change in Share Capital

20.	The Company may, from time to time, increase its share capital by creating new shares, whether or not all of the shares which it has decided to issue have been issued up to that date or not, and whether or not all of the shares that have been issued up until that time have been fully paid-up, and the increase shall be in such amount, divided into shares having such par value, issued on such terms and qualifications and with such rights and supplemental rights as the resolution on creation of the shares shall direct, and in the event that directions are not given in the resolution – as the Board of Directors shall direct; in particular, the shares may be issued with preferred rights or qualified rights (including without rights) to dividends, voting rights, discharge of capital or other such matters.

21.	Except as stated otherwise in a resolution approving the increase in share capital, the new shares shall be subject to all provisions of these Articles applicable to existing shares in the capital of the Company.

22.	The Company may, from time to time, cancel registered share capital which has not yet been issued, provided that there is no undertaking of the Company, including a conditional undertaking, to issue the shares.

23.	Any of the above acts, mentioned in articles 20 to 22, shall be deemed a change of these Articles as well as amendment to the Memorandum of Incorporation of the Company, and shall require a majority of 75% of the shareholders participating at the shareholders meeting.

Share Certificate

24.	A share certificate shall be issued with the Company seal together with the signatures of two Directors, or together with the signature of one Director and the Company Secretary (if a person is appointed to this position) or together with the signature of one Director and of one of the Company’s signatories or together with signatures according to the decision of the Board of Directors.

25.	Every shareholder whose name appears in the Register shall be entitled to receive one share certificate for the shares registered in his name, or, if the Board of Directors so approves (after he shall have paid the amount determined by the Board of Directors from time to time), several share certificates, each for one or more such shares; every share certificate shall indicate the name of the shareholder (or “bearer” in the event of a share warrant), the number of shares for which it was issued, and other details as determined by the Board of Directors.

26.	A share certificate registered in the names of two or more persons shall be delivered to whomever all of the registered owners of said share shall direct, and absent such consent, to the person whose name appears first in the Register among the names of the joint owners.

27.	If a share certificate registered in the name of a person or a bearer share is lost or defaced, the Board of Directors may issue a new certificate in its place, provided that the original certificate has been submitted to it and destroyed by it, or it is proved to the Board’s satisfaction that the certificate has been lost or destroyed, and the Board has received guarantees to its satisfaction for any possible damages, all for consideration, if required.

28.	The Company may issue bearer share certificates (a: “Share Warrant”) for fully paid-up shares which shall grant the holder thereof the rights noted therein and the right to transfer it by delivery of the certificate, and the provisions of these Articles regarding transfer and delivery of shares shall not apply to shares specified in such a certificate.

29.	A holder of a share warrant may return it to the Company and may request, for a payment determined by the Board of Directors, that his name be listed in the Register as a shareholder in the Company for the shares specified in this certificate, and that a share certificate in the name of a person be issued to him. If the Register is closed at the time said request is submitted, or the request has not yet been carried out, the actions enumerated in this Article shall be performed by the Company promptly after the opening of the Register.

30.	Shares shall be deemed fully paid up if the entire par value and the premium thereon have been paid, according to the terms of issue of the share.

31.	Subject to the provisions of any law, a holder of a share warrant is entitled to all of the rights held by an owner of a share certificate in the name of a person, provided that he has proved that he holds the share warrant as aforesaid in the following manner:

31.1.	A holder of a share warrant may vote at a general meeting if he has presented the share warrant to the chair of the general meeting immediately after commencement of the meeting.

31.2.	A holder of a share warrant may deposit the share warrant at the registered office of the Company or at such other place that the Board of Directors shall determine, and may notify the Company regarding the particulars that an owner of a share certificate in the name of a person is obligated to notify to the Company by law or under these Articles. So long as the share warrant is deposited as aforesaid, the depositor shall have all of the rights available to a shareholder to demand that a general meeting of the Company be convened, to vote and to use the other rights of shareholder at any meeting convened at least two days after the deposit, as if his name were listed in the Register as owner of the shares included in the share certificate. Only one person shall be recognized as the depositor of the certificate, and the Company must return the certificate to the depositor if he so requests in writing at least two business days in advance.

Calls

32.	The Board of Directors may, from time to time at its discretion, submit calls for any moneys not yet paid for shares which have been issued and which, according to the terms of their issue, are not to be paid up at predetermined times. Every shareholder shall pay to the Company the amount of the call submitted to him, at the time and place determined by the Board of Directors. A call may be divided into several payments. A call shall be deemed made if a resolution approving it has been made by the Board of Directors.

33.	In respect of every call, a prior notice of fourteen days shall be sent, indicating the amount of payment, the place of payment and the person to whom payment should be made, on the condition that before the payment date of such a call the Board of Directors may, by written notice to the shareholder, cancel or extend the payment date of the call.

34.	Joint owners of a share shall be responsible jointly and severally for payment of all calls in respect of such a share.

35.	If, under the terms of issue of each share or otherwise, any amount must be paid at a set time or in payments at set times, whether the payment is on account of the par value or as a premium, any such amount or rate shall be discharged as if it were a call duly submitted by the Board of Directors for which notice was duly given, and all of the provisions in these Articles in respect of calls shall apply to any such amount or rate of payment.

36.	If the amount of the call is not discharged on the date of payment or prior thereto, the person who at that time is the owner of the share for which the call was submitted or for which payment is owing, shall pay interest on said amount at a rate determined by the Board of Directors from time to time, from the date determined for its payment until the date of actual payment; however, the Board of Directors may waive payment of the interest, in part or in whole.

37.	If the Board of Directors deems fit, it may receive moneys from a shareholder who wishes to make early payment for amounts that have not yet been called, or for which the payment date has not yet arrived, and which have not yet been discharged in respect of his shares, or part hereof; and unless agreed otherwise with the shareholder, the Company may pay interest on the moneys advanced in said manner, or on part thereof, until the date on which the moneys were to have been paid had they not been paid in advance, at a rate agreed upon between the Board of Directors and the shareholder, and the Board of Directors may at any time, so long as the payment date has not yet arrived, return the amount advanced as aforesaid to said shareholder.

38.	This chapter shall apply, mutatis mutandis, to any right to purchase or sell shares in the Company, subject to the terms of issue of said right.

Forfeiture and Encumbrance

39.	If a shareholder has not paid any call or rate of payment on or before the date set for payment thereof, the Board of Directors may, at any time thereafter, so long as the call or the rate of payment are not discharged, to send a notice to said shareholder and to demand that he pay them with interest accrued and all expenses that the Company incurred in connection with such failure to discharge.

40.	The notice shall set a date (which shall be at least ten business days after the date of the notice) and a place or places where said call or payment shall be paid, with interest and expenses as aforesaid. The notice shall also indicate that in the event of non-payment on the date set therefor or prior thereto and at the place indicated in said notice, the shares for which the call was made or in respect of which said payment date has passed may be forfeited.

41.	If the demands included in said notice are not met, then at any time thereafter, prior to payment of said call or installment, the interest and the expenses owing on account of the shares, the Board of Directors may by decision forfeit the shares in respect of which notice was given as aforesaid. Such forfeiture shall include all dividends announced in respect of the forfeited shares which have not actually been paid prior to the forfeiture.

42.	Every share so forfeited shall be deemed the property of the Company and shall become a dormant share, and the Board of Directors shall be entitled, in accordance with the provisions of these Articles and subject to the provisions of any law, sell, reissue or transfer them in another manner as it deems fit.

43.	The Board of Directors may, at any time prior to sale, reissue or other transfer of every share so forfeited, to cancel the forfeiture in a manner and under terms that it shall determine at its absolute discretion, in which event said share shall cease to be a dormant share.

44.	Every shareholder whose shares have been forfeited shall cease to enjoy any right in connection with the forfeited shares, but in spite of this he must pay immediately to the Company all of the calls, installments, payments, interest and expenses owing on account of these shares or for them on the date on which forfeiture is executed, as well as interest on those amounts from the date of forfeiture until the date of execution of all payments (including interest and expenses as aforesaid), at a rate that shall be determined by the Board of Directors; provided, that in any case in which the shares forfeited are resold, the debt of the shareholder whose shares were forfeited shall be reduced to the net amount (after deduction of any taxes and the Company’s expenses incurred in selling the forfeited shares) received in fact from their resale.

45.	The provisions of these Articles regarding forfeiture of shares shall apply also to cases of non-payment of a fixed amount the payment date of which is predetermined, according to the terms of issue of the share or according to the terms of allotment of the share, whether on account of the par value or as a premium, as if this amount to be paid were a call which was sent and notice of it given lawfully.

46.	The Company shall have the first and fundamental right to place an encumbrance on any shares registered in the name of any shareholder, except fully paid-up shares, and on any revenue from the sale thereof, for discharging the debts and obligations of said shareholder to the Company, whether alone or jointly with any other person, for shares which the Company issued to him, whether or not the date of discharge of these debts or the date of performance of these obligations has arrived, and no equity rights in respect of said shares shall be created. Said encumbrance shall apply to all dividends announced from time to time in respect of those shares.

47.	To realize said encumbrance, the Board of Directors may sell the encumbered shares in a manner which it deems fit, at its discretion; however, no share shall be sold unless the shareholders or executors of their estates receive written notice stating that the Company intends to sell said shares, and the shareholder or executors of his estate, as the case may be, have not paid the above debts or have not fulfilled the above obligations within ten days from the date of sending said notice.

48.	The net revenue (after deduction of any taxes and the Company’s expenses incurred in selling the shares) from any such sale shall serve to discharge said debts to perform said obligations of the shareholder, including the debts and obligations the time for discharge or performance of which has not yet transpired, and the surplus, if any, shall be paid to the shareholder or to the executors of his estate.

49.	In the event of a sale after forfeiture or a sale to realize an encumbrance under these Articles, the Board of Directors may appoint a person to sign a deed of transfer of the shares sold, and to direct that the buyer be registered in the Register as the holder of the shares sold, and the buyer shall bear no duty to verify that these actions are done properly, nor shall it be his concern for which purposes the moneys from the sale were expended; after his name is registered in the Register in respect of these shares, the validity of the sale shall be unassailable, and the only remedy of any person harmed by the sale shall be in filing a claim for damages from the Company alone.

Transfer and Delivery of Shares

50.	Transfer of shares in the Company shall be effected in the following manner:

50.1.	Transfer of a share warrant duly issued under these Articles shall be effected by delivery of the share warrant to the transferee.

50.2.	Any other transfer of shares in the Company shall be done against delivery of a share transfer deed in the wording specified in Article 52 below, which includes all particulars, and the signatures of the transferor, the transferee and witnesses to their signatures.

51.	Once a transfer of shares is effected in accordance with Article 50.2 above, the transferor shall be deemed to remain the holder of the share until the name of the recipient of the share is registered in the Register of members in respect of the transferred share.

52.	The following provisions shall apply to a share transfer under Article 50 above:

52.1.	The transfer deed of the share shall be worded as follows, or in as similar a manner as possible or in an ordinary or accepted form that shall be approved by the Board of Directors:

“I, __________________________ (I.D. number/Company registration number _________________________)(hereinafter: “the transferor”), in consideration of the sum of USD_________________ paid to me by _________________________ whose address is _______________________________________ (hereinafter: “the transferee”), hereby transfer to the transferee _________ shares [from _________ to ___________ inclusive] of Top Image Systems Ltd., to be in the possession of the transferee, the executors of his estate, his guardians and representatives, according to all of the terms under which I held them immediately prior to signing this deed, and I, the transferee, hereby agree to receive the above shares according to the above conditions.

In witness whereof we have signed this ____th day of _______, ________.

________________________ Transferor	________________________ Transferee

________________________ Witness to transferor's signature	________________________ Witness to transferee's signature"

(To the extent that the transferor or transferee is a corporation – a confirmation of an attorney or accountant or other person acceptable to the Company should be added, regarding the authority of the persons signing the deed on behalf of the corporation to execute or to receive the transfer.)

Unless approved by the Board of Directors, the share transfer deed shall relate only to one class of shares.

52.2.	Any document (including the certificate for the transferred share) required by the Board of Directors in connection with the transfer should be submitted together with the share transfer deed. If the share transfer is approved, all said documents shall remain in the possession of the Company. If the share transfer is not approved, said documents shall be returned to the person who submitted them, if he so requests.

52.3.	The Board of Directors may:

52.3.1.	Refuse to register the transfer of a share that has not been fully paid up.

52.3.2.	Not recognize a share transfer deed until the certificate of the transferred share and other particulars necessary to prove the right of the transferor to transfer the share are attached thereto. Transfer deeds which are registered shall remain in the possession of the Company, but any transfer deed that the Board of Directors refuses to register shall be returned to its sender at his demand.

52.3.3	Not recognize a share transfer deed until it receives payment for registration of the transfer in accordance with Article 53 below.

52.4.	Should the Board of Directors refuse to approve a transfer of shares, it shall notify the transferor to this effect no later than seven (7) days after the date on which the transfer deed and the share certificate were received by the Company.

53.	Notwithstanding the provisions of Article 52 above:

The Company shall change the registration of ownership of shares in the Register of shareholders in each of the following instances:

(1)	A court order to amend the Register is sent to the Company;

(2)	The conditions under law for endorsement of the right are proved to the Company.

54.	The Company may destroy share transfer deeds after six years have passed from registration of the transfer, and cancelled share certificates after three years of their cancellation; it shall be presumed prima facie that all the transfer deeds and certificates that were destroyed were fully valid, and that the transfers, cancellations and the registrations effected by virtue thereof were lawful.

Chapter D: General Meetings

Convening of General Meetings

55.	An annual meeting shall be convened at least once every calendar year, and no later than fifteen months after the preceding annual meeting, to deliberate on the financial reports, appointment of directors, appointment of an auditing accountant, and any other matter which the Board of Directors places on the agenda of the annual meeting, at a time and place that the Board of Directors shall determine.

56.	Except if explicitly determined otherwise by a competent court, the provisions of these Articles shall apply, mutatis mutandis, to the notice and conduct of a general meeting convened at the order of the competent court, of a general meeting duly convened other than by the Board of Directors, and of the voting at these meetings.

57.	Subject to the provisions of the Companies Law, every general meeting shall be convened at a place where the Board of Directors directs, or, if the Board of Directors did not determine the place of the meeting, at a place directed by the Chairman of the Board of Directors. If the place of the meeting is not set by the Board of Directors or by the Chairman of the Board, the meeting shall be convened at the Office.

58.	The Board of Directors shall convene an extraordinary meeting by its decision or otherwise as provided for by the Companies Law.

59	The agenda of the general meeting shall be set by the Board of Directors and also shall include those issues for which the convening of an extraordinary meeting was demanded as mentioned in Article 59 above.

Notices regarding Convening a General Meeting

60.	A notice regarding a general meeting shall be sent in accordance with the dates required according to the applicable law.

61.	The notice shall state the time and place of the meeting, the agenda, the decisions proposed and arrangements for voting by proxy card, if the issues on the agenda of the meeting include those on which the shareholders may vote by proxy under law or these Articles.

62.	When the Company has grounds to assume that an address provided to it by a shareholder is no longer his address, said shareholder shall be deemed not to have provided the Company with his address in each of the following instances:

62.1	When the Company has sent him a letter by registered mail to said address, in which he is asked to confirm that said address is still his address, or to notify the Company of a new address, and the Company receives no answer within 30 days from the date on which the Company posts the aforesaid letter at the post office.

62.2	When the Company has sent him at said address a letter by registered mail and the Postal Authority (including any postal service outside Israel), upon returning the letter or without doing so, notifies the Company that the letter was not delivered to him at said address because he is not known at that address or for any other similar reason.

63.	Subject to any law:

63.1	The Company may send any notice or document to a shareholder by delivering them to him personally or by sending them by post to the address which he provided to the Company. If the notice has been sent by post, it shall be deemed duly sent if the letter containing the notice bears the address which the shareholder provided to the Company, and it is given to the postal service duly stamped; unless the contrary is proved, it shall be deemed delivered within 72 hours from its posting by the Company with the postal service when the address is in the USA, and within six days of its posting by the Company with the postal service when the address is outside USA.

63.2	The Company may send any notice or document to a shareholder by giving it to him in any other manner in writing, provided that doing so is not prohibited by law or rule of the Exchange.

63.3	A written confirmation signed by a director or the secretary or the stock transfer agent representative regarding sending a written notice or giving notice in any of the manners specified in Articles 61.1 and 61.2 above, shall be deemed conclusive evidence regarding every particular included therein.

63.4	A notice regarding a general meeting shall be sent in one of the above ways to every person who has the right to a share upon the death or bankruptcy or winding up of a shareholder, and who would have been entitled to receive notice of an annual meeting had such circumstances not occurred.

63.5	Every shareholder may waive his right to receive notice or his right to receive notice at a particular time, and may agree that the general meeting shall be convened and shall take decisions even without his having received notice thereof or without having received notice thereof within a particular time period, subject to the provisions of any law which forbid such waiver or consent.

64.	The Company may give notice to the joint owners of a share by notice to the joint owner whose name is listed first in the Register of shareholders with regard of said share.

65.	Every document or notice sent by the Company according to the provisions of these Articles shall be deemed duly sent despite the death, bankruptcy or winding up of said shareholder (whether or not the Company knew thereof), so long as someone else is not registered in lieu of the shareholder in the Register, and delivery or sending as aforesaid shall be deemed adequate in all respects with regard to any person who claims a right in said shares.

Decisions at General Meetings

66.	No deliberation at a general meeting may be commenced unless a legal quorum is present at the time it is commenced. Except in cases in respect of which these Articles determine otherwise, or according to any law or the order of a competent court, a legal quorum shall be deemed to be the attendance of at least two shareholders, themselves or by their representatives or by proxy card, who hold in the aggregate at least thirty three percent and one third (33 ?%) of the voting power in the Company.

67.	If, after one-half hour has passed from the time set for the general meeting, there is not a legal quorum present, the meeting shall be automatically postponed to the same day one week hence, at the same time and place as set for the original meeting (with no need for any notice to the shareholders), or to a later date if said date is indicated in the prior notice of the general meeting or if the Company has sent to the shareholders a prior notice of no less than 72 hours before the date set for the postponed meeting.

68.	If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

69.	The Chairman of the Board of Directors shall serve as chair of every general meeting of the Company. If there is no chair of the Board of Directors, or the Board did not determine that another individual shall chair the meeting as aforesaid, or if the intended chair was not in attendance 15 minutes from the time set for the meeting, or if he refuses to chair the meeting, the shareholders present at the meeting shall elect, by themselves or through their representatives one of the Directors to act as chairman, and if only one Director is present, he shall act as chairman. If no Directors are present or if they all refuse to chair the meeting, the shareholders shall elect a shareholder or a representative present at the meeting as chair of the meeting.

70.	The chair of the meeting may, with the consent of a meeting in which legal quorum is present, postpone the meeting from time to time and from place to place, and he must postpone it as aforesaid if the meeting directs him to do so. At a postponed meeting as aforesaid only those matters shall be discussed which were on the agenda of the original meeting and the discussion of which was not concluded or was not commenced. No notice need be given regarding the postponement and the matters on the agenda of the postponed meeting.

71.	A decision at the general meeting shall be taken by a poll of shareholders who are in attendance and who take part in the voting, by themselves, by an agent or by proxy card.

72.	Unless otherwise prescribed in these Articles or under applicable law, all decisions of the general meeting require a simple majority of the total number of votes at the meeting. Any amendment of these Articles and/or the Company Memorandum of Incorporation and/or any decision winding up of the Company, shall require a majority of seventy-five per cent (75%) of the total number of votes in the meeting and all other rules shall apply mutatis mutandis with regard to such vote.

73.	Every shareholder present, either himself or by a representative, has the right to one vote for each share which he owns and which grants him voting rights, regardless of its par value.

74.	An announcement by the chair that a decision was taken unanimously or by a particular majority or was rejected shall constitute prima facie evidence of its contents. An announcement as aforesaid and a note recorded to this effect in the minutes of the Company shall constitute testimony to their contents, and there shall be no need to prove the number or proportion of votes in favor of or against the decision.

Voting of Shareholders by a Representative or Agent

75.	A corporation which is a shareholder in the Company may authorize, by a decision of its directors or of another managing body, an officer in the corporation as its representative at any meeting of the Company. A person so authorized may use, on behalf of the corporation, the same powers that the corporation itself would have been able to use were it a flesh and blood shareholder in the Company.

76.	A shareholder who is a minor, and any shareholder whom a competent court has declared incompetent may vote only through his guardian, and any guardian as aforesaid may vote by means of a representative.

77.	In the case of joint shareholders, the view of the head of the joint shareholders, given by himself, his representative, his agent or by proxy card shall be controlling, and the views of the other joint owners shall not be considered. For the purposes of this Article, the head of the joint owners shall be the shareholder whose name appears first in the Register in respect of the relevant share.

78.	A shareholder may appoint an agent to vote in his place. Such an agent is not required to be a shareholder in the Company himself. Appointment of an agent shall be in writing, signed by the appointing shareholder or his representative authorized to this end, and if the appointing shareholder is a corporation, then by the person or persons authorized to bind the corporation by their signature.

79.	The document appointing a voting agent (hereinafter: “the writ of appointment”) and a power-of-attorney (if such exists) by virtue of which the writ of appointment was signed, or a copy thereof confirmed to the satisfaction of the Board of Directors, shall be deposited at the Office or at the intended location of the general meeting at least 48 hours prior to the time set for the beginning of the meeting at which the person mentioned in the document is to vote, or shall be delivered by hand to the chair of the meeting at the beginning of the meeting; however, the chair of the meeting may waive this requirement regarding a particular meeting.

80.	A shareholder who holds more than one share may appoint more than one agent, subject to the following provisions:

80.1	The writ of appointment shall indicate the class and the number of the shares for which it is given;

80.2	If the total number of shares of a particular class stated in the writ of appointment given by a single shareholder exceeds the total number of shares of that class which he holds, all deeds of appointment given by that shareholder shall be invalid;

80.3	If only one agent is appointed by a shareholder and the writ of appointment does not indicate the number and class of shares for which it is given, the writ of appointment shall be deemed to have been given for all shares held by the shareholder as of the determining date for entitlement to participate in and vote at the meeting (if the writ of appointment is given for a particular meeting) or for all shares held by the shareholders on the day of deposit of the writ of appointment with the Company, or on the date it is delivered to the chair of the meeting, as the case may be. To the extent that the writ of appointment is given for a number of shares fewer than the number of shares held by the shareholder, the shareholder will be deemed to have abstained from voting his remaining shares, and the writ of appointment shall be valid for the number of shares indicated therein.

81.	Every writ of appointment of an agent, whether for a specifically noted meeting or otherwise, shall be in the following form, as far as the circumstances permit:

"I, _________________________(I.D. number/Corporate registration no.) of _____________________________, as a shareholder in Top Image Systems Ltd., hereby appoint __________________________ (I.D. number/corporate registration no.______________________) of ____________________________ or, in his/her absence, _______________________________ (I.D. number/corporate registration no.____________________) of _____________________________ or, in his/her absence ______________________________________ (I.D. number/corporate registration no. ___________________________), to vote for me and in my name in respect of ______________ class _______ shares held by me, at the (annual/extraordinary) meeting of the Company, which shall be held on _______ of the month of _____________, ______________(year).

In witness whereof I have set my hand hereto on this _____th day of ____________, __________(year).”

82.	A vote in accordance with the instructions in a document appointing an agent shall be valid despite the death of the appointing shareholder or the annulment of the power of attorney or transfer of the share for which he voted as aforesaid, unless written notice of said death, cancellation or transfer is received by the Company or the chair of the meeting, prior to the time of the vote.

Voting by Proxy Card and Delivery of Position Notices

83.	A shareholder may vote his shares in any matter raised on the agenda of a shareholders meeting through a proxy card, in a form determined by the Board of Directors and attached to the notice provided to shareholders with regard to any meeting.

84.	Subject to the provisions of the Companies Law and provisions established thereunder, from time to time, the Board of Directors may from time to time and at its absolute discretion:

84.1	Determine, update and change procedures as determined by the law or in Article 83 herein above, on any matter related to voting of shareholders by proxy cards or to sending of position notices to shareholders in the Company, including in respect of any matter specified in this regard in the Companies Law and including with respect to the format of such proxy cards or position notices.

84.2	Determine, update and change matters on which decisions at the general meeting may be taken by way of proxy cards as determined by the law or in Article 83 herein above, and to change said matters determined by it.

84.3	Establish, update and change procedures in respect of voting by means of proxy cards at some or all class meetings, and in respect of sending position notices to shareholders of particular classes.

Chapter E: The Board of Directors

Appointment and Removal of Directors

85.	So long as the general meeting does not determine otherwise, the number of members of the Board of Directors shall be not less than five (5) but not more than eleven (11) to be determined according to the following Articles.

86.	The Directors of the Company, except for external directors, shall be elected by the general meeting, either at an annual or an extraordinary meeting.

87.	The general meeting may remove a director, including a director appointed by the Board according to Article 90 below, with or without cause before the end of his term at any general meeting (whether an annual or extraordinary meeting), provided that the Director is given a reasonable opportunity to present his position to the general meeting.

88.	So long as the Company is required under law to appoint external directors, the general meeting of the Company, both at an annual meeting and at an extraordinary meeting, may appoint external directors, in a number and manner and under terms stipulated by law.

89.	Except for external directors, the tenure of a director appointed by the general meeting shall begin on the date determined by the general meeting and shall end: (i) on the date of the subsequent annual general meeting; or (ii) on another date as determined by the general meeting; provided however, that in the event that the general meeting does not elect at least the minimum number of directors under these Articles, then the outgoing Board of Directors shall continue its tenure until the general meetings elects at least such minimum number of directors.

90.	Without derogating from the provisions of Articles 85 to 89 above, in addition to directors appointed by the general meeting, the Board of Directors of the Company is authorized to appoint additional directors at its discretion, provided that the number of directors after such appointment shall not exceed the maximal number stated in Article 85 above. To eliminate any doubt, the Board of directors may, at anytime, appoint additional directors as aforesaid even if, for any reason, the number of directors serving, at the time of such appointment(s) is less than the minimum prescribed under these Articles.

91.	The tenure of a director appointed by the Board of Directors shall begin on the date determined by the Board of Directors and shall end on the date determined in the resolution regarding his appointment or on the date which the annual general meeting is convened, whichever is earlier.

92.	Without derogating from the provisions of any law or from the authority of the general meeting as determined in these Articles, the Board of Directors shall be authorized to remove a director appointed by the Board from office for any reason.

93.	Every replacement, appointment or reappointment of a director under Articles 90 to 92 above shall be done by majority vote of the directors present and voting at a meeting of the Board of Directors at which the issue was placed on the agenda.

94.	Subject to the provisions of any law, a director who has ceased serving is competent to be reappointed.

95.	Subject to the provisions of any law, the tenure of a director (including that of an Alternate Director and a Corporate Representative as such) shall expire automatically in any of the following instances:

95.1.	On his death;

95.2.	If he is declared incompetent;

95.3	If he is declared bankrupt, or, in the event that the director is a corporation, if a temporary or permanent receiver, liquidator, special director, or trustee is appointed over it or its property in the context of a settlement with creditors or an order to freeze proceedings;

95.4	If he resigns from office by written notice to the Company, to the Chairman of the Board of Directors or to the Board, whereupon his tenure shall expire on the date of delivery of such notice or at such later date as determined in the notice as the effective date of the resignation.

95.5	If his tenure ends under Articles 89 or 91 above, or if he is dismissed under Articles 87 or 92 above;

95.6	If a director is convicted in a final judgment of an offense as a result of which a person may not serve as a director.

96.	If no director is appointed, or if no appointment of any director enters into force, or if a director position becomes vacant, the remaining directors may act in any manner, so long as their number is no less then the minimum number of directors stipulated in Article 85 above. Should the number of directors fall below said minimum, the directors may not act except in urgent cases, or for the purpose of convening a general meeting or the appointment of additional directors under Article 90 above.

Alternate Director and Corporate Representative

97.	A director may at any time appoint a deputy (“Alternate Director”), who is qualified to be appointed as a director in the Company (except if such person is serving at the time as a director, an alternate or other director, or as an individual Corporate Representative). So long as an appointment of an Alternate Director is in force, he shall be entitled to participate in every meeting of the Board of Directors from which the appointing director is absent, in the name and in place of the appointing director, and may make use, subject to the provisions of the writ of appointment under which he was appointed and which was given to the Company, all powers held by the director and shall act as his alternate (except for the power to appoint a deputy for himself).

98.	An Alternate Director shall not serve as an alternate director or a Corporate Representative of more than one director.

99.	The appointment of an Alternate Director shall be effected by a writ of appointment which he shall deliver to the Company, and shall enter into force after depositing the writ of appointment with the Company or on the date determined in the writ of appointment, whichever is later.

100.	A director who appoints an Alternate Director may annul the appointment at any time. The position of the Alternate Director shall also become vacant whenever the Alternate Director notifies the Company in writing of his resignation from his tenure as an Alternate Director, or whenever the tenure of the director who appointed him as his deputy ends, in any manner, or whenever his tenure shall expire according to law or the provisions of these Articles.

101.	Every appointment and nullification of an appointment of an Alternate Director shall be effected by written notice delivered to the Company.

102.	A corporation is qualified to serve as a director and as an Alternate Director in the Company.

103.	A corporation which serves as a director or as an Alternate Director shall appoint an individual who is qualified to be appointed as a director of the Company to serve on its behalf on the Board of Directors (“Corporate Representative”).

104.	The appointment or nullification of appointment of a Corporate Representative shall be effected by written notice, which the appointing corporation shall deliver to the Company, and shall enter into force on the date of notice to the Company as aforesaid.

105.	The appointing corporation shall not be entitled to the powers and rights of a director during the time in which the corporation does not have a representative whose appointment is valid.

Remuneration of Directors

106.	A director is entitled to receive remuneration, benefits and reimbursement for expenses from the Company to the extent permitted by the law, subject to the approvals required under law and according to the procedures detailed therein.

Chairman of the Board of Directors

107.	Subject to the provisions of any law, the Board of Directors shall elect, from time to time, one of the directors to serve as Chairman of the Board, and may remove the Chairman and appoint another Chairman in his place.

108.	The Chairman of the Board of Directors shall have all powers, rights and authorities given to him under these Articles or under law and subject to any restrictions and qualifications in these Articles or under law. Without derogating from the generality of the aforesaid, the Chairman of the Board of Directors is entitled to any power or authority necessary to carry out his functions and to use his rights and authorities effectively, including the power to act in the name of and in place of the Company.

109.	Without derogating from any of the aforesaid, and unless otherwise expressly provided, the chairman of the meeting of the Board of Directors, whether the Chairman of the Board of Directors or any other director chosen to serve as chairman of the meeting, shall not have an additional or casting vote.

Convening and Conduct of Meetings of the Board of Directors

110.	The Board of Directors shall convene for meetings according to the needs of the Company, and no less than once every three months. The Chairman of the Board of Directors may convene the Board at any time.

111.	The Board of Directors shall be convened as follows:

(1)	According to the decision of the Chairman of the Board of Directors at any time;

(2)	At the request of two directors;

(3)	In any other case in which the Chairman of the Board of Directors bears a legal duty to convene the Board of Directors.

112.	If the Chairman of the Board of Directors does not convene the Board within 10 business days of the date on which he was required to convene a meeting as detailed in Article 111 (2) and (3) above, anyone authorized to demand such meeting may convene a Board meeting which shall address only the issues detailed in any demand.

113	The agenda of the meeting of the Board of Directors shall be set by the Chairman of the Board and shall include issues as determined by the Law.

114.	Subject to the provisions of any law, the Board of Directors may conduct meetings, hold votes and take decisions, among other things, by means of telecommunications (including by means of several types of telecommunications media, and including in a manner in which part of the directors are present in person at the place of the meeting and the remaining directors participate in the meeting are present by means of telecommunications media), as permitted by applicable law.

115.	The legal quorum for opening a meeting of the Board of Directors shall be a majority of the number of directors.

116.	The Board of Directors may take a resolution without actually convening, provided that all of the directors entitled to participate in the discussion and to vote on the matter brought for decision have so agreed, and said resolution shall have the same force for any purpose as if it had been taken at a duly convened and conducted meeting of the Board, and may be taken by a simple majority.

117.	The Chairman of the Board of Directors shall have minutes recorded of the decisions taken without convening the Board of Directors as aforesaid and shall sign them.

118.	At all votes of the Board of Directors each Director shall have one vote.

119.	Decisions of the Board shall be taken by an ordinary majority of the Directors who voted on the agenda item being decided.

120.	Every act done by or according to a decision of the Board of Directors, or by or according to a committee of the Board of Directors or by a director in his capacity as such, shall be valid even if it turns out afterward that there was some defect in the election of the directors, or that all or any one of them were legally unqualified, as if each of them were duly elected and had all the necessary qualifications for being a director, an Alternate Director, a Corporate Representative or a member of said committee, as the case may be.

Notices of Board Meetings

121.	A notice of a meeting of the Board of Directors to be convened by the Chairman of the Board may be delivered in writing, at least three business days before the date set for the meeting, unless the Chairman of the Board set a shorter date for giving notice due to the urgency of the matter on the agenda of the meeting.

122.	A notice of a Board meeting shall be sent to every director. If a director has appointed an Alternate Director for himself, the notice shall be sent solely to the Alternate Director (unless the writ of appointment by virtue of which the Alternate Director was appointed directs otherwise). Notice to a director that is a corporation shall be delivered to the Corporate Representative (unless the corporation instructs the Company otherwise in writing), and a notice delivered to an Alternate Director or to a Corporate Representative, as the case may be, shall be deemed a notice delivered to the director who appointed them.

123.	A notice of a meeting of the Board of Directors shall be deemed delivered at the following times two business days if sent by registered mail; or upon delivery if delivered by hand; or one business day if sent by facsimile or electronic mail;

The address of the director and the other particulars necessary for communication with him for the purpose of sending notices shall be the information appearing in the Register of Directors which the Company maintains, or of which he notified the Company in a written request that is used for the purpose of sending notices.

124.	A notice of a meeting of the Board of Directors shall include reasonable details as required by the law as well as relevant ancillary material.

125.	Notwithstanding the aforesaid in Article 121 above, all of the directors (in case of a corporate director or a director who appointed a deputy – the Corporate Representative or Alternate Director, as the case may be) may agree to the convening of a meeting of the Board of Directors by advance notice shorter than that required under Article 121 above, or without notice.

Powers of the Board of Directors

126.	The Board of Directors shall formulate the policy of the Company, and shall oversee the execution of the functions and actions of the Chief Executive Officer. The Board of Directors shall have the powers and authority necessary, in the view of the Board, to carry out its functions fully and effectively.

127.	Without derogating from the generality of the provisions of Article 128 above, the Board of Directors may use all powers and authorities, and my take all actions or do any deeds available to it under law or contract or under these Articles or under the Memorandum of Incorporation of the Company.

128.	The Board of Directors may instruct the Chief Executive Officer how to act in respect of a particular matter.

129.	The power of the Board of Directors shall be subject to law, to these Articles, to the Memorandum of Incorporation of the Company and to any regulation promulgated by the Company at the general meeting, to the extent that it does not contradict said provisions or Articles, provided that no such regulation shall annul the legal force of any act done prior thereto by the Board of Directors or pursuant to its decisions which would have been legally valid had said regulation not been promulgated.

130.	For the exercise of the general powers granted to the Board of Directors, and without limiting or constricting to any degree said powers or any one of them, it is hereby declared explicitly that the Board of Directors shall have the following powers:

130.1.	The Board of Directors may, from time to time, appoint by majority decision one or more persons (whether or not he is a member of the Board) as Chief Executive Officer of the Company, either for a set period or without limitation in time, and may from time to time (taking into account the terms of any contract between him or them and the Company) release him or them from their office and appoint another person or other persons in his or their place.

130.2.	Subject to any law, the compensation of the Chief Executive Officer shall be determined from time to time (taking into account the terms of any contract between him and the Company) by the Board of Directors, and may be in the form of a fixed salary, a commission on dividends, profits or revenues of the Company or of any other company in which the Company has an interest, or by sharing in such profits, or by one or more of these methods or in any other manner that the Board of Directors deems fit.

130.3.	The Board of Directors shall determine the compensation of the auditing accountant of the Company for the services rendered by him.

130.4.	The Company may issue redeemable securities on terms determined by the Board of Directors of the Company.

130.5.	The Board of Directors of the Company may attach to such redeemable securities the characteristics of shares, including voting rights and the right to share in profits.

130.6.	The Board of Directors may decide on allotment of non-par value shares; in the event that non-par value shares are allotted, only their number shall be noted in the Articles, and the provisions of the Companies Law dealing with the registered or issued capital shall apply, with the necessary changes.

Committees of the Board of Directors

131.	The Board of Directors may, from time to time, form committees, appoint members of such committees from among the directors and determine, subject to the provisions of any law, the powers of the Board of Directors to be delegated to the Board committees; and may, from time to time, cancel said delegation of powers, in part or in whole, and cancel any of said Board committees.

132.	Every Board committee must, in using its powers, follow the instructions of the Board of Directors.

133.	Subject to Article 135 below, the meetings, decisions and actions of the Board committees shall be conducted and convened according to the provisions of these Articles in respect of convening and conduct of the meetings, decisions and actions of the Board of Directors, with the necessary changes.

134.	Subject to the provisions of any law and notwithstanding the aforesaid in Article 133 above, the Board of Directors may, from time to time, establish procedures and directives in respect of convening and conduct of meetings, decisions and actions of the Board committees.

135.	The Board of Directors shall appoint from among its members an audit committee, the composition and functions of which shall be in accordance with the provisions of law and rules of the Exchange

Chapter F: The Chief Executive Officer and other Officers

The Chief Executive Officer

136.	The Chief Executive Officer is responsible for the day-to-day administration of the Company’s affairs, in the framework of the policy determined by the Board of Directors and subject to its instructions.

137.	The power of the Chief Executive Officer shall be subject to the provisions of any law, to these Articles, to any regulation promulgated by the Company at the general meeting to the extent it does not contradict said provisions or Articles, and any directive or rule determined by the Board of Directors from time to time, provided that no regulation, directive or rule as aforesaid shall cancel the legal validity of any act taken prior thereto by the Chief Executive Officer or pursuant to his decisions which would have been legally valid had said regulation not been promulgated or had said directive or rule not been determined.

Insurance and Indemnity of Officers

138.	The Company may, from time to time and subject to the provisions of any law:

138.1.	Enter into a contract for insuring the liability of an Officer, in part or in whole, for an obligation imposed on him as a result of an act or omission performed in his capacity as an Officer, under any circumstances with respect to which the Company may, or will be able to insure an Officer of the Company.

138.2.	Indemnify an Officer of the Company for a debt or expense imposed on him as a result of an act performed by him in his capacity as an Officer with regard to circumstances with respect to which the Company may, or will be able to indemnify an Officer of the Company.

138.3.	The Company may indemnify an Officer as specified in sub-Article 138.2 above, either retroactively or undertake to indemnify an Officer in advance. An undertaking to indemnify an Officer shall be limited to the type of events that the Board of Directors deems that it is possible to expect at the time of granting the undertaking, and to an amount that the Board of Directors determined is reasonable in the circumstances.

138.4.	All of the above provisions shall be limited to the extent permitted by the law, and in no event shall an Officer be entitled to insurance, indemnification or an exemption with regard to events for which the law prohibits the provision of insurance and indemnification.

139.	The above provisions neither intend, nor shall they be construed, to limit the Company in any manner whatsoever in respect of its entering into a contract of insurance, exemption or indemnity with respect to those who are not Officers in the Company, including employees, contractors or advisors of the Company who are not Officers therein to the extent permitted by law;

Signing in the Name of the Company

140.	Every signature in the name of the Company shall be effected by the person authorized to do so under law, according to these Articles or according to a decision of the Board of Directors, and shall be accompanied by the Company seal or a seal in the name of the Company.

Chapter G: Minutes, Records and Accounting Books

141.	The Board of Directors shall see to it that minutes are properly recorded in books prepared for this purpose, regarding:

141.1.	The names of the members of the Board of Directors present at any meeting of the Board of Directors and at every meeting of a Board Committee (including in every decision of the Board of Directors or any of its committees which was taken without actually convening).

141.2.	The proceedings at the general meetings, Board of Directors’ meetings and Board Committee meetings, including resolutions taken without actually convening.

141.3.	The results of votes taken at any meeting and resolutions adopted at such meetings.

142.	All such minutes of a meeting of the Board of Directors or of any of its Committees, or of the general meeting of the Company, which purports to be signed by the Chairman of the meeting or by the chairman of the subsequent meeting, shall be prima facie evidence of its contents.

143.	The Company shall preserve the minutes mentioned in this chapter as required by law.

144.	The Company shall keep books and records as required by any law.

145.	The Company shall keep books and shall prepare financial reports in accordance with the applicable law.

Chapter H: Audit

Auditing Accountants

146.	At least once a year the financial reports of the Company shall be audited by an auditing accountant or accountants who will render their opinion thereon.

147.	The Company shall appoint at an annual meeting an auditing accountant or accountants who will serve until the next annual meeting; however, the annual meeting may appoint an auditing accountant for a longer period, which shall not exceed three years.

148.	The compensation of the auditing accountant for the audit shall be determined by the Board of Directors or by the Audit Committee, if it is so authorized by the Board of Directors.

Chapter I: Capital Funds, Distribution, Bonus Shares and Decrease of Capital

Capital Funds

149.	The Board of Directors may, at any time, set aside from surplus accounts amounts as it deems fit, as a reserve fund for distribution of dividends, for distribution of bonus shares, for purchase of securities in the Company or for any other purpose which it deems fit. In addition, the Board of Directors may direct the manner of administration and use of the amounts in any fund or part thereof, including use of the amount of the fund or part thereof in the Company’s business, without having to maintain them separately from the other assets of the Company.

150.	The Board of Directors may transfer, from time to time, sums set aside to a reserve fund as aforesaid to the surplus account.

151.	The Board of Directors may, from time to time, subject to the provisions of any law and these Articles, change the intended use of the amounts in any capital fund of whatever sort or the manner of its administration, or may split or consolidate capital funds, or may transfer the amount of any capital fund to the surplus account or to any other account on the Company’s books. Notwithstanding the aforesaid, the Board of Directors may not transfer an amount from a share premium account except to share capital of the Company or for the purpose of reducing capital.

Distribution of a Dividend and Bonus Shares

152.	Every ordinary share shall grant its owner the right to receive dividends and bonus shares, if and when they are distributed, in proportion to the paid up par value of the shares, or that which is deemed paid up.

153.	A decision of distribution (as defined in the Companies Law) shall be taken by the Board of Directors. However, the Board of Directors, at its discretion, may transfer the decision in this matter to the general meeting.

154.	The Board of Directors may, from time to time, transfer to owners of securities issued by the Company which may be converted to or realized in the form of shares in the Company, bonus shares or dividends which the Company distributed during the period from the date of issue of said securities until the date of realization or conversion to shares in the Company.

155.	For the execution of any decision regarding distribution of a divided or bonus shares or acquisition of securities in the Company, the Board of Directors may:

155.1.	Resolve as it best sees fit any difficulty that may arise in connection with such distribution and take all steps which it deems proper to overcome such difficulty.

155.2.	Issue certificates for share fractions or to decide that shares in the Company which entitle their owners to share fractions at a rate lower than that determined by the Board of Directors shall not entitle their owners in respect of said distribution, or sell share fractions and pay the net price (after deducting expenses of sale and any tax on the sale) to those entitled to them.

155.3.	Make any other arrangements that will be necessary in the view of the Board of Directors to enable the distribution or to make it more efficient.

156.	The Board of Directors may appoint trustees for shareholders who, during a period as determined by the Board of Directors, did not apply to the Company to receive dividends, bonus shares or any other right (as detailed in Articles 152 to 155 above (hereinafter: “Bonus”) which the Company issued or distributed to its shareholders in their capacity as such. Every action taken by said trustees, and any contract between the Board of Directors and the trustees, shall be valid and shall bind the shareholders for whom the trustees were appointed.

157.	Said trustees shall be appointed for the purpose of realizing, collecting and receiving a Bonus, but may not transfer the Bonus or part thereof or grant any rights in the Bonus or use it, an may not vote any securities in the Company which were included in the Bonus.

158.	The trustees shall transfer the Bonus, including any earnings thereon and after deduction of their fees as determined by the Board of Directors, to the shareholders entitled to the Bonus as promptly as possible after receiving the shareholder’s first written demand, subject to verification of the identity of the shareholder and all terms of the Bonus to which he is entitled in accordance with procedures determined by the Board of Directors. The relevant provisions of these Articles with regard to transfer of rights, shall apply to transfer of the Bonus, with the necessary changes.

159.	The Board of Directors may determine from time to time the manner of payment of dividends or distribution of bonus shares, and related arrangements, with respect to the various classes of shareholders. Without derogating from the generality of the aforesaid, the Board of Directors may pay any dividends or moneys for shares by sending a check by registered mail, and if the bonus, in part or in whole, is an asset or right, by sending by registered mail any document attesting to or creating said right, to the address of the shareholder as listed in the Register. Every said posting of a check or document shall be done at the risk of the shareholder.

160.	The Board of Directors may withhold any dividend, bonus, rights or amounts to be paid for shares in respect of which the Company has an encumbrance/a lien, and may use the proceeds of realization to discharge the debts in respect of which the Company has such encumbrance/lien.

161.	The Board of Directors may decide that the bonus shares shall be of the same class of shares held by the shareholders, participating in the distribution of bonus shares, or of a different class of shares regardless held by the aforesaid shareholders or a combination of the two classes.

162.	A transfer of shares shall not grant the transferee the right to a dividend or to any other distribution announced after said transfer but before registration of the transfer in the Register, provided that if the transfer of shares requires approval by the Board of Directors, the date of approval shall come in place of the date of registration of the transfer in the Register.

163.	In the case of a dividend the payment of which was not demanded within seven years from the date of the decision to distribute it, the person entitled to it shall be deemed to have waived it and it shall revert to the ownership of the Company.

164.	The Board of Directors may deduct from any dividend, grant or other moneys to be paid to a shareholder (including to a person who is one of several joint owners of a share), any amounts owing from said shareholder which he must discharge (either by himself or jointly with another person) to the Company on account of payment demands or for any other debt which the shareholder owes to the Company in his capacity as shareholder.

165.	To the extent that several persons are registered as joint owners of a share, each of them may give the Company a valid receipt for any dividend, bonus shares paid or transferred in respect of the share or for any amount that the Company pays for acquiring the share, or for any other moneys or beneficial rights given in relation to or by virtue of said share.

Chapter J: Winding up, Merger and Reorganization

Winding up

166.	Subject to the provisions of the Companies Ordinance and the Companies Law, the general meeting may take a decision in respect of the winding up of the Company, provided that said decision is taken by the majority required by law or, absent a requirement by law, by a majority required to take decisions under these Articles. All of the procedures with regard to winding up shall be taken in accordance with the Companies Ordinance or the Companies Law as applicable.

Merger and Reorganization

167.	Merger of the Company shall be carried out in accordance with the provisions of any applicable law.

EXHIBIT 4.48

TOP IMAGE SYSTEMS LTD.

THE 2003 ISRAELI SHARE OPTION PLAN

(*In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

TABLE OF CONTENTS

1. PURPOSE OF THE ISOP
2. DEFINITIONS
3. ADMINISTRATION OF THE ISOP
4. DESIGNATION OF PARTICIPANTS
5. DESIGNATION OF OPTIONS PURSUANT TO SECTION 102
6. TRUSTEE
7. SHARES RESERVED FOR THE ISOP
8. PURCHASE PRICE
9. ADJUSTMENTS
10. TERM AND EXERCISE OF OPTIONS
11. VESTING OF OPTIONS
12. PURCHASE FOR INVESTMENT
12. DIVIDENDS
13. RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS
14. EFFECTIVE DATE AND DURATION OF THE ISOP
15. AMENDMENTS OR TERMINATION
16. GOVERNMENT REGULATIONS
17. CONTINUANCE OF EMPLOYMENT
18. GOVERNING LAW & JURISDICTION
19. TAX CONSEQUENCES
20. NON-EXCLUSIVITY OF THE ISOP
21. MULTIPLE AGREEMENTS

This plan, as amended from time to time, shall be known as Top Image Systems Ltd. 2003 Israeli Share Option Plan (the "ISOP").

1.	PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of theCompany and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2.	DEFINITIONS

For purposes of the ISOP and related documents, including the Option Agreement, the following definitions shall apply:

2.1	"Affiliate" means any "employing company" within the meaning of Section 102(a) of the Ordinance.

2.2	“Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3	"Board" means the Board of Directors of the Company.

2.4	"Capital Gain Option (CGO)" as defined in Section 5.4 below.

2.5	“Cause” means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6	"Chairman" means the chairman of the Committee.

2.7	"Code" means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.8	“Committee”means a share option compensation committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board. The Committee shall consist of directors who are “outside directors” as defined in Section 162(m) of the Code and “Non-Employee Directors” as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the United States Securities Exchange Act of 1934.

2.9	"Company" means Top Image Systems Ltd., an Israeli Company.

2.10	"Companies Law" means the Israeli Companies Law 5759-1999.

2.11	"Controlling Shareholder" shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.12	“Date of Grant” means, the date of grant of an Option, as determined by the Board or authorized Committee and set forth in the Optionee’s Option Agreement.

2.13	Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.14	“Expiration date” means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

2.15	"Fair Market Value" means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.16	"ISOP" means this 2003 Israeli Share Option Plan.

2.17	“ITA” means the Israeli Tax Authorities.

2.18	"Non-Employee" means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.19	"Ordinary Income Option (OIO)" as defined in Section 5.5 below.

2.20	"Option" means an option to purchase one or more Shares of the Company pursuant to the ISOP.

2.21	"102 Option" means any Option granted to Employees pursuant to Section 102 of the Ordinance.

2.22	"3(i) Option" means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.23	"Optionee" means a person who receives or holds an Option under the ISOP.

2.24	“Option Agreement”means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option.

2.25	“Ordinance”means the 1961 Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.26	"Purchase Price" means the price for each Share subject to an Option.

2.27	"Section 102" means section 102 of the Ordinance as now in effect or as hereafter amended.

2.28	“Share” means the ordinary shares, NIS 0.04 par value each, of the Company.

2.29	"Successor Company" means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.30	“Transaction”means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

2.31	“Trustee”means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.32	“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.33	"Vested Option" means any Option, which has already been vested according to the Vesting Dates.

2.34	“Vesting Dates” means, as determined by the Board or by the Committee, the date as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

3.	ADMINISTRATION OF THE ISOP

3.1	The Board shall have the power to administer the ISOP either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority: (i) if no Committee shall be constituted or; (ii) if such Committee shall cease to operate for any reason or; (iii) with respect to the rights not delegated by the Board to the Committee.

3.2	The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.3	The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements, including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option; and (v) designate the type of Options. The Board shall be entitled to delegate its powers detailed herein above to the Committee according to its discretion and to the extent permitted by law.

The Committee shall have full power and authority to (i) interpret the provisions and supervise the administration of the ISOP; (ii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (iii) determine the Purchase Price of the Option;

3.4	Notwithstanding the above, the Committee shall not be entitled to grant Options to the Optionees, however, it will be authorized to issue Shares underlying Options which have been granted by the Board and duly exercised pursuant to the provisions herein in accordance with section 112(a)(5) of the Companies Law.

3.5	The Board shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the ISOP.

3.6	The interpretation and construction by the Committee of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.7	No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the ISOP or any Option granted thereunder.

4.	DESIGNATION OF PARTICIPANTS

4.1	The persons eligible for participation in the ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; .

4.2	The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

5.2	The grant of Approved 102 Options shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA as required by Section 102.

5.3	Approved 102 Option may either be classified as Capital Gain Option (“CGO”) or Ordinary Income Option (“OIO”).

5.4	Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5	Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIO.

5.6	The Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7	All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

5.8	For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9	With regards to Approved 102 Options, the provisions of the ISOP and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the ISOP and of the Option Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ISOP or the Option Agreement, shall be considered binding upon the Company and the Optionees.

6.	GRANT OF OPTIONS AND ISSUANCE OF SHARES IN TRUST

6.1	Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.2	Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

6.3	With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not be entitled to sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance.

6.4	Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1	The Company has reserved the minimum number of 181,242 (One hundred and eighty one thousand, two hundred and forty two) (the “Minimum Number”) authorized but unissued Shares, for the purposes of the ISOP and for the purposes of any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 9 below. The Minimum Number may be increased by a number of shares that shall reflect the number of expired “Old Options”. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company’s other share option plans.

For the purpose of this Plan, Old Options shall mean options granted out of the Company’s terminated option plans (Top Image Systems Ltd. Employee Share Option Plan (2000) and Top Image Systems Ltd. Employee Stock Option Plan from 1996) which are currently outstanding and shall expire within their original lifetime. The number of Old Options shall not exceed 539,242 (Five hundred thousand and thirty nine two hundred forty two).

7.2	Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this ISOP.

8.	PURCHASE PRICE

8.1	The Purchase Price of each Share subject to an Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will contain the Purchase Price determined for each Optionee.

8.2	The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3	The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company or the Optionee (that is the functional currency of the Company or the currency in which the Optionee is paid) as determined by the Company.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, Optionee’s rights to purchase Shares under the ISOP shall be adjusted as hereafter provided:

9.1	In the event of Transaction, the unexercised Options then outstanding under the ISOP shall be assumed or substituted by an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as shall be determined within the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price for reflection of such action and all other terms and conditions of the Option Agreements shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which determination shall be in its sole discretion and final. The Company shall notify the Optionee of the Transaction in such form and method as it deems applicable at least fifteen (15) days prior to the effective date of such Transaction.

9.2	Notwithstanding the above and subject to any applicable law, if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, all of the outstanding Options shall become exercisable immediately including outstanding Options that were not otherwise exercisable at the time of the Transaction and any Option may be exercised for a period of 15 days.

9.3	If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall have the right to exercise any unexercised Vested Option held by them at that time until fifteen (15) days prior to such voluntary liquidation or dissolution, in accordance with the exercise procedure set forth herein and as long as such Vested Option has not expired prior to the date defined herein. To the extent it was not previously exercised, all remaining outstanding Options will terminate immediately prior to the consummation of such proposed action.

9.4	If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

10.	TERM AND EXERCISE OF OPTIONS

10.1	Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in section 10.5 below.

10.3	The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4	Subject to the provisions of section 10.5 below, in the event of termination of Optionee’s employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire upon his termination date. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee’s Option shall not vest and shall not become exercisable unless such vesting is scheduled prior to the date of termination.

10.5	Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee’s Option Agreement, an Option may be exercised after the date of termination of Optionee’s employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)	termination is the result of death or disability of the Optionee, in which event any Vested Option still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or –

(iii)	prior to the date of such termination, the Committee or the Board shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection with such outstanding Options.

10.6	To avoid doubt, the Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for purpose of the operation of sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ISOP.

10.7	Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8	With respect to Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1	Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

12.	PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares upon exercise of an Option granted under the ISOP is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee’s rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2	As long as Options and/or Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP

The ISOP shall be effective as of the day it was adopted by the Board and shall terminate at the end of seven (7) years from such day of adoption.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.	LAWS, GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals according to any law and/or by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.	GOVERNING LAW &JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.	TAX CONSEQUENCES

20.1	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

20.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.	NON-EXCLUSIVITY OF THE ISOP

The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

22.	MULTIPLE AGREEMENTS

The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

EXHIBIT 8

List of Subsidiaries

TiS America, Inc.	Delaware, USA

TiS B.V.	Netherlands

e-Mobilis, Ltd.	Israel

EXHIBIT 13.1

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

Date: June 23, 2004

/s/ Ido Schechter

Name: Ido Schechter
Title: Chief Executive Officer

EXHIBIT 13.2

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

Date: June 23, 2004

/s/ Arie Rand

Name: Arie Rand
Title: Chief Financial Officer

EXHIBIT 14.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

June 20, 2004

The Board of Directors
Top Image Systems Ltd.
Tel Aviv
Israel

We hereby consent to the incorporation by reference in the Registration Statement of Top Image Systems Ltd. on Form S-8 (File No. 333-101990), Form S-8 (File No. 333-11560), and Form F-3 (File No. 333-05718) of our report dated March 11, 2003, relating to the consolidated balance sheets of Top Image Systems Ltd. and its consolidated subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2002, which report appears in the annual report on the 2003 Form 20-F of Top Image Systems Ltd. for the fiscal year ended December 31, 2003.

Somekh Chaikin
Certified Public Accountants (Isr.)
(A member firm of KPMG International)

EXHIBIT 14.2

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference, in the Registration Statements on Form S-8, Registration Nos. 333-101990, and 333-11560, and on Form F-3 File No. 333-05718 of our report dated March 3, 2004 with respect to the consolidated financial statements of Top Image Systems Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2003.

Tel Aviv, Israel June, 20, 2004	Kost Forer Gabbay and Kasierer A Member of Ernst & Young Global

EXHIBIT 14.3

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the Company’s internal audit function and independent auditors.

Committee Membership

The Audit Committee shall consist of no fewer than three members.  Each member of the Audit Committee shall meet the independence and experience requirements of the National Association of Securities Dealers (“NASD”) applicable to the Company and all rules and regulations promulgated by the Securities and Exchange Commission (“SEC”).  Each member of the Audit Committee shall be financially literate, as determined by the Board in its business judgment.  In addition, at least one member of the Audit Committee shall be a “financial expert” (as defined by the SEC).

In addition to the above requirements and qualifications, Audit Committee members must also comply with Israeli law requirements, including the Companies Law, 1999 and other rules and regulations.  The Audit Committee shall consist of at least three directors (and only directors may serve as audit committee members) and all of the External Directors shall serve on it.  The following may not serve as Audit Committee members:  the chairman of the board, a director who is employed by the company, a director who provides the company with other services on a regular basis, a director who is a shareholder in control and any of his relatives.

External Director:  is a director appointed by the shareholders meeting for a period of three years.  Certain restrictions apply with regard to the qualifications of an External Director and every candidate has to declare, prior to his appointment by the shareholders meeting that he qualifies to serve as an External Director in accordance with the requirements of the law.

The members of the Audit Committee shall be appointed by the Board.  Audit Committee members may be replaced by the Board.

Committee Rules of Procedure

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly.  Special meetings may be convened as the Audit Committee deems necessary or appropriate.

A majority of the members of the Audit Committee shall constitute a quorum to transact business (subject to the presence of at least one External Director for the purpose of approving transactions with interested parties).  Members of the Audit Committee may participate in a meeting of the Committee by means of telephone conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other.  Except in extraordinary circumstances, notice shall be delivered to all Committee members at least 48 hours in advance of the scheduled meeting.  Minutes of each meeting will be kept and distributed to the entire Board.

The internal auditor shall receive a notice with regard to any meeting and shall be entitled to participate in them.  The internal auditor shall also be entitled to require the chairman of the audit committee to convene a meeting with regard to any issue and the chairman shall convene such a meeting within reasonable time if he finds it appropriate.

Notice with regard to a meeting in which the financial reports are reviewed will be provided to the independent auditor and he may participate in such meeting.

The affirmative vote of a majority of the members of the Audit Committee present at the time of such vote will be required to approve any action of the Committee.  Subject to the requirements of any applicable law, regulation or NASD rule, any action required or permitted to be taken at a meeting of the Audit Committee may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by all of the members of the Committee.  Such written consent shall have the same force as a unanimous vote of the Committee.

Committee Authority and Responsibilities

The Audit Committee shall be directly responsible for the appointment, compensation, oversight, termination and replacement of the Company’s independent auditor (subject, if applicable, to board of directors and/or shareholder ratification), and shall have the sole authority to approve all audit engagement fees and terms and all non-audit engagements with the independent auditors.

The Audit Committee shall approve all audit and non-audit engagements of the Company’s independent auditors in advance.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate to carry out its responsibilities, to retain at the expense of the Company special legal, accounting or other consultants to advise the Committee.  The Audit Committee shall have the sole authority to determine and agree upon all fees and terms of engagement of such advisors.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.  The Audit Committee shall meet with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor in separate executive sessions as often as the Committee determines.

The Audit Committee shall make regular reports to the Board and shall review with the Board any issues that arise with respect to (i) the quality or integrity of the Company’s financial statements, (ii) the Company’s compliance with legal or regulatory requirements that may have a material impact on the Company’s financial statements, (iii) the performance and independence of the Company’s independent auditors or (iv) the performance of the internal audit function.  In addition, the Audit Committee annually shall review its own performance.

The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed change to the Board for its approval.

In addition to the foregoing, the Audit Committee, to the extent it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

1.

Review and discuss with management and the independent auditor the Company’s annual audited financial statements, including the disclosures made under “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

2.	Review and discuss with management and the independent auditor the Company’s quarterly financial statements.

3.

Discuss with management and the independent auditor, and resolve any disagreements between management and the independent auditor with respect to significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements.

4.

Review and discuss with management and the independent auditor any report of the independent auditor regarding (a) all critical accounting policies and practices to be used by the independent auditor, (b) alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, or (c) any other material written communications between the independent auditor and management, including any management letter or schedule of unadjusted differences.

5.

Review and discuss with management and the independent auditor (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies, (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including analyses of the effect of alternative GAAP methods on the financial statements, (c) the types of information to be disclosed and the types of presentation to be made relating to earning press releases as well as other financial information and earnings guidance provided to analysts and rating agencies, and (d) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements.

6.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are undertaken.

7.

Review legal and regulatory matters that may have a material impact on the Company’s financial statements, and all related compliance policies and programs.  Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.  Discuss with the Company’s general counsel any legal matters that may have a material impact on the Company’s financial statements.  Assist the Board in monitoring the compliance by the Company with other legal and regulatory requirements.

8.	Discuss with the independent auditor the matters required to be discussed by U.S. Statement on Auditing Standards No. 61 relating to the conduct of the audit. In particular, discuss:

	1.	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggest by the independent auditor, internal auditors or management;

	2.	the management letter provided by the independent auditor and the Company’s response to that letter; and

	3.	any audit problems or difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or on access to requested information.

Oversight of the Company’s Relationship with the Independent Auditor

9.	Review and evaluate the experience and qualifications of the lead partner of the independent auditor team.

10.

Obtain and review a report from the independent auditor at least annually regarding (a) the firm’s internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the firm, (c) (to assess the auditor’s independence) all relationships between the independent auditor and its related entities and the Company and its related entities, and (c) any steps taken to deal with any such issues.  Discuss the report with the independent auditor, and evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of non-audit services is compatible with maintaining the auditor’s independence, and taking into account the opinions of management and the internal auditor.

11.	Establish policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account.

Oversight of the Company’s Business Management

12.

Review and identify defaults in the business management of the Company, while consulting with the internal auditor and/or the independent auditor and prepare recommendations to the board of directors for correcting such defaults.

Approval of Certain Actions

13.

Review and resolve whether to approve actions that according to the Companies Law require the approval and/or recommendation of the Audit Committee, including but not limited to the approval of certain actions carried out while breaching duty of loyalty and of transactions with interested parties.

In addition to the activities described above, the Audit Committee will perform such other functions as necessary or appropriate in its opinion under applicable law, the Company’s organizational documents, and by-laws, and the resolutions and other directives of the Board.

Limitation of Audit Committee Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate, fairly present the information shown or are in accordance with GAAP and applicable rules and regulations.  These are the responsibilities of management and the independent auditor.  Nor is it the duty of the Audit Committee to conduct investigations or to assure compliance with any law, regulation or NASD rules.

Top Image Systems Ltd.

Financial Statements
As at December 31, 2003

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - -

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

•	Kost Forer Gabbay & Kasierer
	3 Aminadav St.	•	Phone: 972-3-6232525
	Tel-Aviv 67067, Israel		Fax: 972-3-5622555

AUDITORS’ REPORT

To the Shareholders of

TOP IMAGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheet of Top Image Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2003, and the related consolidated statement of operations, changes in shareholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors’ Regulations (Mode of Performance) 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the consolidated results of their operations and cash flow for the year then ended, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, as described in Note 18 to the consolidated financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 3, 2004	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

Report of Independent Public Accounting Firm to the Board of Directors
and Shareholders of Top Image Systems Ltd. and its Consolidated Subsidiaries

We have audited the accompanying Consolidated Balance Sheets of Top Image Systems Ltd. and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows, for each of the years in the two-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 1%, and total revenues constituting 0.04% and 6.4% in 2001 and 2000 of the related consolidated totals. Those were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the financial statements of these subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 18 to the consolidated financial statements.

Somekh Chaikin
Tel Aviv, Israel
Certified Public Accountants (Isr.)
A member firm of KPMG International

March 11, 2003

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In U.S. dollars

		December 31,

	Note	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,854,436	$7,400,889
Marketable securities	3	276,515	528,327
Trade receivables, net	4	4,606,254	3,148,781
Other current assets	5	413,716	299,164

Total current assets		11,150,921	11,377,161

LONG-TERM DEPOSITS	10	85,995	89,587

PROPERTY AND EQUIPMENT:
Cost	6	1,778,512	1,694,686
Less - accumulated depreciation		(1,386,998)	(1,160,368)

		391,514	534,318

Total assets		$11,628,430	$12,001,066

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In U.S. dollars (except for share and per share data)

		December 31,

	Note	2003	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans	7	$1,592,020	$848,310
Trade payables		305,953	352,597
Other payables and accruals	8	1,899,835	2,436,745

Total current liabilities		3,797,808	3,637,652

LONG-TERM LIABILITIES
Accrued severance pay, net	9	190,916	161,149

COMMITMENTS, CONTINGENCIES AND CHARGES	10

SHAREHOLDERS’ EQUITY:	11
Share capital:
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2003 and 2002; Issued and outstanding: 6,120,765 and 6,098,890 shares at December 31, 2003 and 2002, respectively		73,274	73,079
Additional paid-in capital		22,380,262	22,338,969
Accumulated deficit		(14,813,830)	(14,209,783)

Total shareholders’ equity		7,639,706	8,202,265

Total liabilities and shareholders’ equity		$11,628,430	$12,001,066

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

In U.S. dollars (except for share and per share data)

		Year ended December 31,

	Note	2003	2002	2001

Revenues:	16
Product revenues		$6,210,526	$6,423,348	$9,913,851
Service revenues		2,108,476	1,375,745	2,045,398

Total revenues		8,319,002	7,799,093	11,959,249

Cost of revenues:
Product costs		1,794,880	2,268,915	2,487,902
Service costs		544,910	736,548	584,431

Total cost of revenues		2,339,790	3,005,463	3,072,333

Gross profit		5,979,212	4,793,630	8,886,916

Research and development costs		863,209	1,340,408	2,198,628
Selling and marketing expenses		3,768,901	5,386,460	6,791,707
General and administrative expenses		2,049,525	1,764,157	2,302,915
Restructuring costs and other special charges	12	-	313,955	706,000

		6,681,635	8,804,980	11,999,250

Operating loss		(702,423)	(4,011,350)	(3,112,334)

Financial income, net	13	98,376	187,318	287,197
Other income (expenses), net	14	-	(3,756)	33,708

Net loss for the year		$(604,047)	$(3,827,788)	$(2,791,429)

Net loss per share		$(0.096)	$(0.628)	$(0.440)

Weighted average number of shares outstanding used in the computation of loss per share		6,252,996	6,098,890	6,341,390

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In U.S. dollars (except for share data)

	Share capital		Additional paid-in capital	Accumulated deficit	Total

	Number of shares	Amount

Balance at January 1, 2001	6,098,890	$73,079	$22,197,372	$(7,590,566)	$14,679,885

Amortization of deferred stock compensation	-	-	42,141	-	42,141
Acquisition of minority interest in subsidiary (see Note 1b)	-	-	90,000	-	90,000
Net loss	-	-	-	(2,791,429)	(2,791,429)

Balance at December 31, 2001	6,098,890	73,079	22,329,513	(10,381,995)	12,020,597

Amortization of deferred stock compensation	-	-	9,456	-	9,456
Net loss	-	-	-	(3,827,788)	(3,827,788)

Balance at December 31, 2002	6,098,890	73,079	22,338,969	(14,209,783)	8,202,265

Exercise of stock options	21,875	195	40,761	-	40,956
Amortization of deferred stock compensation	-	-	532	-	532
Net loss	-	-	-	(604,047)	(604,047)

Balance at December 31, 2003	6,120,765	$73,274	$22,380,262	$(14,813,830)	$7,639,706

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In U.S. dollars

	Year ended December 31,

	2003	2002	2001

Cash flows from operating activities:

Net loss	$(604,047)	$(3,827,788)	$(2,791,429)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred stock compensation	532	9,456	42,141
In process research and development costs	-	-	90,000
Depreciation	214,523	304,390	307,995
Accrued severance pay, net	29,767	(88,732)	(111,451)
Loss (gain) from sale of property and equipment, net	-	3,756	(3,601)
Currency fluctuations on marketable securities	(22,615)	19,633	45,473
Loss (gain) from marketable securities, net	21,050	(13,231)	(8,109)
Decrease (increase) in trade receivables	(1,457,473)	1,310,122	(836,762)
Decrease (increase) in other receivables and prepaid expenses	(114,552)	103,741	115,608
Increase (decrease) in trade payables	(46,644)	18,331	(517,263)
Increase (decrease) in other payables and accruals	(536,910)	177,037	543,604

Net cash used in operating activities	(2,516,369)	(1,983,285)	(3,123,794)

Cash flows from investing activities:

Purchase of property and equipment	(71,719)	(101,818)	(222,174)
Proceeds from sale of property and equipment	-	13,925	12,438
Proceeds from sale of marketable securities	253,377	255,000	738,999
Purchase of marketable securities	-	(500,000)	(210,130)
Decrease (increase) in long-term deposits	3,592	133,865	(107,148)

Net cash provided by (used in) investing activities	185,250	(199,028)	211,985

Cash flows from financing activities:

Exercise of stock options	40,956	-	-
Increase in short-term bank borrowings, net	743,710	164,037	233,226
Repayment of long-term loans	-	-	(9,350)

Net cash provided by financing activities	784,666	164,037	223,876

Decrease in cash and cash equivalents	(1,546,453)	(2,018,276)	(2,687,933)
Cash and cash equivalents at beginning of the year	7,400,889	9,419,165	12,107,098

Cash and cash equivalents at end of the year	$5,854,436	$7,400,889	$9,419,165

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:	BUSINESS AND ORGANIZATION

	a.	General:

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

The Company’s shares are traded on the National Association of Securities Dealers’ Quotation System (“NASDAQ”) in the United States.

	b.	On November 8, 2001, the Company acquired 19.8% of the equity of E-Mobilis Ltd., representing all of the minority interest of E-Mobilis Ltd., the Company’s consolidated subsidiary.

	c.	Definitions:

		The Company	-	Top Image Systems Ltd.

		The Group	-	The Company and its subsidiaries.

		Subsidiaries	-	Companies whose accounts are consolidated with those of the Company.

		Related parties	-

As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel. The Group companies transact with companies, which are related parties in the ordinary course of business. Balances and transactions with related parties are presented in Note 17.

		Controlling shareholder	-	As defined in Israeli Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996.

		Consumer Price Index	-	The Israeli Consumer Price Index (“CPI”) published by the the central Bureau of Statistics.

The following is a list of the subsidiaries:

	Percentage of holding and ownership

Company	December 31,

	2003	2002

TIS America Inc.	100%	100%
Top Image Systems B.V.	100%	100%
E-Mobilis Ltd. (1)	100%	100%
Tele Image Systems Ltd. (2)	100%	100%

(1)	In November 2001, the Company acquired the minority interest of E-Mobilis, and its operations were integrated into those of the Company.
(2)	Non-active company.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 18.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

Since the Company’s shares are traded on NASDAQ in the United States, the Company elected to adjust its financial statements according to the changes in the exchange rate of the US dollar, in conformity with Section 29b to Statement No. 36 of the Institute of Certified Public Accountants in Israel. Thus, the reporting currency of the Company is the US dollar. Substantially all of the Company’s sales are made outside Israel, most purchases of material and components and marketing costs, are incurred outside Israel, and are primarily transactions denominated in US dollars. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured to US dollar using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statements of operations, as financial income or expenses, as appropriate.

	c.	Remeasurement of the financial statements of investees abroad:

The amounts in the financial statements for investees which operate abroad as an integral part of the Group companies have been remeasured from foreign currency into the Company’s functional currency; non monetary items are remeasured on the basis of the historical exchange rates, monetary items - on the basis of the exchange rate as of the balance sheet date and the components of the statement of operations - at average exchange rates. Differences deriving from the remeasurement and are carried to financial income or expenses.

	d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (the “Company”).

Inter-company transactions and balances have been eliminated upon consolidation.

	e.	Cash and cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date required.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Marketable securities:

Marketable securities invested for the short-term are presented at market value as of the balance sheet date. Changes in their value are reflected in the statement of operations as financial income or expenses in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel.

	g.	Trade receivables:

Trade receivables are recorded at cost, less the related allowance for doubtful trade receivables. Management considers current information and events regarding the debtor’s ability to repay their obligations, and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts.

The allowance for doubtful debts is determined in respect of specific debts whose collection is doubtful.

	h.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers	33
Furniture and office equipment	6 - 15
Leasehold improvements	Over the term of the lease or the life of the asset, by the shorter of

i.	Impairment of fixed assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there has been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized. During 2003, no impairment expenses were recognized.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Revenue recognition:

Product revenues include mainly software sales and some hardware sales.

Hardware sales are recognized when the product is delivered to the customer.

The Company accounts for software sales in accordance with Statement of Position 97-2, “Software Revenue Recognition”, as amended (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition the Company has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. Under the residual method any discount in the arrangement is allocated to the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately.

Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

When services are considered essential, revenue under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed or when acceptance is received, if required by the agreement. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

	k.	Research and development costs:

Research and development costs are charged to statement of operations as incurred.

	l.	Royalty-bearing grants

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. No research and development grants were received during the years 2001 through 2003. Total royalties paid amounted to $7,281, $167,962 and $189,820 in 2003, 2002 and 2001, respectively and were recorded as part of the cost of revenues.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Deferred income taxes:

Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

Deferred tax balances are computed at the tax rate that will be in effect when those taxes are released to the statement of operations.

Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold these investments. Similarly, taxes that would apply in the event of the distribution of earnings by subsidiaries as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability.

Due to the Group’s history of losses, management currently believes that it is more likely than not that the deferred tax assets regarding loss carryforwards and other temporary differences will not be realized, therefore, no deferred taxes were recorded.

	n.	Stock option plan:

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company’s options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period.

	o.	Net loss per share:

Net loss per share is computed in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel (“ICPAI”).

	p.	Fair value of financial instruments:

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

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited in major banks in US and Israel. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Group’s trade receivables derive mainly from sales to numerous customers in Israel, Far East, Africa, Europe and the United States. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers’ financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

r.	Effects of new accounting standards on the financial statements:

In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for the changes in the general purchasing power of the Israeli currency beginning January 1, 2004. Accounting Standard No. 13 prescribes principles with respect to the effect of changes in foreign exchange rates. This Standard allows the Company to report in U.S. dollars provided that the same circumstances and conditions discussed in paragraph b. above which presently permit adjustment of the financial statements for the changes in the exchange rate of the U.S. dollar continue to exist.

Accounting Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which have been superseded upon the discontinuance of the adjustment of financial statements. The Standard deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise. The translation principles of Accounting Standard No. 13 are different from those applied to date.

The Company believes that the effect of Standard No. 13 on its results of operations, financial position and cash flows is not expected to be material.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 3:-	MARKETABLE SECURITIES

	December 31,

	2003	2002

Mutual fund participation certificates - linked mainly to the U.S. dollar	$276,515	$275,687
Corporate bonds in U.S. dollars	-	252,640

	$276,515	$528,327

NOTE 4:-	TRADE RECEIVABLES, NET

Trade receivables	$4,945,749	$3,617,306
Allowance for doubtful accounts	(339,495)	(468,525)

	$4,606,254	$3,148,781

NOTE 5:-	OTHER CURRENT ASSETS

Employees	$9,352	$48,364
Government authorities	228,901	170,695
Prepaid expenses	175,463	37,924
Other	-	42,181

	$413,716	$299,164

NOTE 6:-	PROPERTY AND EQUIPMENT

Cost:
Computers	$1,270,039	$1,195,611
Furniture and office equipment	407,345	397,947
Leasehold improvements	101,128	101,128

	1,778,512	1,694,686

Accumulated depreciation:
Computers	1,098,933	938,141
Furniture and office equipment	231,610	176,874
Leasehold improvements	56,455	45,353

	1,386,998	1,160,368

Depreciated cost	$391,514	$534,318

As to charges, see Note 10c(1).

Depreciation expenses amounted to $ 214,523, $ 304,390 and $ 307,995 for the years ended December 31, 2003, 2002 and 2001, respectively.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 7:-	SHORT-TERM BANK LOANS

a.	Composition:

	December 31,

	2003	2002

Short-term bank loans in NIS	$502,991	$605,943
Short-term bank loans in U.S. dollars	1,089,029	242,367

	$1,592,020	$848,310

	b.	The Company has a revolving line of credit with banks for total borrowing of up to $ 1,500,000 net, based on 75% of its trade receivables.

Borrowings under the revolving line of credit in NIS bearing interest at a rate of prime + 0.3% to 1% for 2003 and 0.25% to 1% for 2002 (As of December 31, 2003 and 2002 prime rate is 6.7% and 10.4%, respectively). Borrowings under the revolving line of credit in U.S. dollars bearing interest at a rate of Libor + 2% for 2003 and 2002 (As of December 31, 2003 and 2002 - Libor rate is 1.125% and 1.375%, respectively). Borrowings under the on-call line of credit in NIS bearing interest of 1.7% + bank cost (4.6%). The financing arrangements are secured - see Note 10c(2).

Interest expense amounted to $ 68,119 and $ 73,104 for the years ended 2003 and 2002, respectively.

NOTE 8:-	OTHER PAYABLES AND ACCRUALS

	December 31,

	2003	2002

Employees	$135,860	$175,663
Government authorities	315,010	176,132
Accrued expenses	844,996	770,301
Provision for vacation pay	218,494	169,543
Deferred revenues	94,581	190,260
Other payables	44,309	41,982
Provision for non-recurring retirement benefit	246,585	912,864

	$1,899,835	$2,436,745

NOTE 9:-	ACCRUED SEVERANCE PAY, NET

a.

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled, in case of dismissal, to one month’s salary for each year of employment or a portion thereof.

The Company’s liability for required severance payments is covered by insurance policies. The accrual for severance pay reflected in the balance sheets is in respect of the uncovered liability.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 9:-	ACCRUED SEVERANCE PAY, NET (Cont.)

The amounts deposited with insurance companies are not under the control of the Company, and therefore, are not included in the Company’s financial statements.

The balance of the liability is presented net of the amount deposited with a recognized severance pay fund as follows:

	December 31,

	2003	2002

Accrued severance pay	$693,162	$648,522
Less - amounts funded	502,246	487,373

	$190,916	$161,149

	b.	Severance pay expenses amounted to $ 56,839, $ 234,819 and $ 290,953 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES

	a.	Legal proceedings:

As of December 31, 2003, the company was named as a defendant in a case brought by a patent holder, Millennium LP in the district court for the Southern District of New York. In that case Millennium was asserting that certain image processing systems sold or offered for sale by the Company in the U.S. infringe certain U.S. patents held by Millennium. Subsequent to the reporting period, the Company has settled the matter for $ 250,000, which will be paid as follows: $ 100,000 at the time the settlement agreement was finalized and a monthly payment of $ 6,250 for 24 months. According to the settlement agreement, the abovementioned payment was for the release for past and covenant for the future. The settlement gave the Company a full release and discharge under the patents for all the company’s products sold by the company or its customers up to the date of the settlement agreement and from then on until the last patent expires.

	b.	Commitments:

1.

With respect to the participation of the Israeli government in software research and development costs, the Company is committed to pay to the government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! and eFLOW Software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 15,985 as of December 31, 2003.

Royalties payable to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) are classified as part of cost of revenues.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except for share and per share data)

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

	2.

The Company has entered into an operating lease with Eldan Ltd. for the lease of a fleet of 23 vehicles. The leasing deposits are presented in the long-term deposits. Each lease is for a period of three years with monthly payments linked to the Israeli CPI. As of December 31, 2003, commitments are as follows:

		2004	$177,896
		2005	168,609
		2006	46,374

		Total	$392,879

	3.

The Company leases offices for its activities. The remaining obligation periods range from one year to four years including extension periods. As of December 31, 2003, commitments for such leases are as follows:

		2004	$276,680
		2005	225,094
		2006	229,647
		2007	202,824

		Total	$934,245

		Part of the lease agreements is secured by a bank guarantee in the amount of $ 51,963.

	4.	The Company has committed to pay annual license fees to a vendor at a minimum amount of $ 300,000 per year, for the two years ended December 31, 2004.

c.	Charges:

	1.

To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets. The charges are unlimited in amount and it was agreed that the said assets might not be further pledged or transferred without prior consent of the beneficiaries.

	2.	To secure revolving credit facilities from a bank, the Company registered a floating charge on its plant, assets and goodwill in favor of this bank.

NOTE 11:-	SHAREHOLDERS’ EQUITY

a.	Stock options:

	1.	Employee stock options:

a)

The Company has reserved 115,000 Ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

As of December 31, 2003, 17,875 options are outstanding and exercisable at prices ranging between $ 2.77 and $ 5 per share.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except for share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

b)	Employee stock option plan (1996):

In September 1996, the Board of Directors of the Company adopted, and the shareholders approved, the Employee stock option plan (1996) (the “ESOP 96”). The ESOP 96 authorizes the granting of options to purchase up to 250,000 Ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.

As of December 31, 2003, options to purchase 143,875 Ordinary shares are outstanding under the plan at exercise prices between $ 0.52 and $ 5 per share. The outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.

c)	Employee stock option plan (2000):

The Employee stock option plan (2000) (“ESOP 2000”) is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder (“Section 102”).

A total of 240,000 shares have been reserved for the purposes of ESOP 2000. As of December 31, 2003, 158,000 options are outstanding. All of the options vest over a three-year period, and have exercise prices between $ 0.99 and $ 4.125 per share.

d)	Employee stock option plan (2003):

The Employee stock option plan (2003) (ESOP 2003) is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.

The Company has reserved the minimum number of 181,242, for the purpose of the ESOP 2003. The minimum number may be increased by a number of shares that shall reflect the number of expired “Old Options”, as defined below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ESOP 2003 shall cease to be reserved for the purpose of the ESOP 2003, but until termination of the ESOP 2003 the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ESOP 2003.

For the purpose of this Plan, Old Options mean options granted out of the Company’s terminated option plans ESOP 2000 and ESOP 96. which are currently outstanding and shall expire within their original lifetime. The number of Old Options shall not exceed 539,242.

As of December 31, 2003, 116,000 options are outstanding. All of the options have an exercise price between $ 1.31 and $ 2.67 per share.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except for share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

2.	The following is a summary of the Company’s stock options granted among the various plans (not including non-plan grants):

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	434,500	$2.81	414,667	$2.53	397,292	$3.74
Granted	116,000	$1.34	54,000	$2.60	160,500	$1.74
Exercised	(6,875)	$1.59	-	$-	-	$-
Forfeited	(125,750)	$2.70	(34,167)	$3.54	(143,125)	$3.7

Outstanding at the end of the year	417,875	$2.46	434,500	$2.81	414,667	$2.53

Exercisable at the end of the year	246,000		191,375		199,959

Weighted average fair value of options granted during the year		$1.15		$0.38		$0.38

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable

$0.52-1.7	176,875	5.87	$1.3	29,625	$1.33
$2.08-2.85	146,500	3.37	2.68	126,500	2.72
$3 - 4.125	78,500	3.76	4.13	73,875	4.13
$5	16,000	3.00	5.00	16,000	5.00

	417,875		$2.46	246,000	$3.12

3.	Share purchase agreement:

In consideration for the purchase of 990,000 of E - Mobilis shares, the Board of Directors of the Company granted the sellers on November 8, 2001, options to purchase 100,000 Ordinary shares that vested immediately, at an exercise price of $ 2 per share. The options will expire three years from the date of grant and will be cancelled and returned to the Company if not exercised by November 7, 2004. As of 31 December, 2003, 15,000 options have been exercised.

The option shares were valued using the Black Scholes valuation model.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except for share and per share data)

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

		4.	Options to directors:

On November 25, 2002, the shareholders of the Company approved the grant of an option to purchase 20,000 fully vested Ordinary shares at an exercise price of $ 0.46 per share, to the Chairman of the Board of Directors at a purchase price equal to the market price of the shares on the date of the grant. As of December 31, 2003, none of the options were exercised.

	b.	Dividends:

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

NOTE 12:-	RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES

a.

As of December 31, 2001, in accordance with an agreement with an officer of the Company, upon termination of employment, the officer was entitled to receive certain benefits which amount to approximately $ 706,000 which was paid over an 18-month period.

b.

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

NOTE 13:-	FINANCIAL INCOME, NET

	Year ended December 31,

	2003	2002	2001

Interest income	$60,794	$143,543	$381,752
Exchange rate gain (loss) and bank charges	58,632	38,504	(102,664)
Income (loss) from marketable securities	(21,050)	5,271	8,109

	$98,376	$187,318	$287,197

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 14:-	OTHER INCOME (EXPENSES), NET

	Year ended December 31,

	2003	2002	2001

Gain (loss) from sale of property and equipment, net	$-	$(3,756)	$3,601
Other	-	-	30,107

	$-	$(3,756)	$33,708

NOTE 15:-	TAXES ON INCOME

a.	The Law for the Encouragement of Capital Investments 1959 (“the Law”):

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to two years of tax exempt and five years of reduced tax rate (25%). Additionally, the Company is a “foreign investors’ company”, as defined by that law and, as such, is entitled to additional reduction of the tax to 15% - 20% (based on the percentage of foreign ownership in each taxable year) and extension of three years of the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for all programs.

The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever earlier. The Company received approval in May 1990.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2003, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

If a dividend were to be distributed out of tax-exempt profits deriving from an expansion program, the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 15:-	TAXES ON INCOME (Cont.)

b.	Taxation under inflation:

The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the “Knesset” (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by the issuance of an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. The Company decided to apply the implementation instructions of the Income Tax Commission, according to which if for the entire tax year there was a decrease in the Israeli CPI, it is considered by the law as if the Israeli CPI had not changed.

c.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

d.	The Company has received final tax assessments through the 1999 tax year.

e.	A reconciliation of the theoretical tax expense, assuming all income was taxed at the regular tax rate applicable to an Israeli company and the actual tax expense is as follows:

	Year ended December 31,

	2003	2002	2001

Income (loss) before taxes on income	$(604,047)	$(3,827,788)	$(2,791,429)

Theoretical tax expense (benefit) computed at the Israeli statutory tax rate of 36%	$(217,457)	$(1,378,004)	$(1,004,914)
Increase (decrease) in taxes resulting from:
Tax-exempt income	-	(50,972)	(127,960)
Non-deductible expenses	12,496	27,726	38,833
Losses carryforward which deferred taxes were not recorded	2,324,844	793,633	364,931
Temporary differences in respect of which deferred taxes were not recorded	(258,337)	(150,172)	232,924
Tax adjustments in respect of inflation in Israel and others *)	(1,861,546)	757,789	496,186

Actual tax expense	$-	$-	$-

*)

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 15:-	TAXES ON INCOME (Cont.)

	f.	Carryforward losses:

As of December 31, 2003, the Company had, for tax purposes, operating loss carryforward in the amount of $ 6,738,488. The amount of the company’s carryforward operating losses will be offset against taxable future income for an indefinite period.

As of December 31, 2003, the subsidiaries had, for tax purposes, an operating loss carryforward in the amount of $ 8,623,863. A portion of such losses expires over a period from 2005 through 2017.

	g.	Deferred taxes:

Due to the Group’s history of losses, management currently believes that it is more likely than not that the deferred tax assets regarding loss carryforwards and other temporary differences will not be realized, therefore, no deferred taxes were recorded.

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Business segment, geographical areas and foreign operations:

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

Total revenues are attributed to geographic areas based on the location of the customer.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 16:-	SELECTED STATEMENTS OF OPERATIONS (Cont.)

	b.	Geographic information:

	Year ended December 31,

	2003	2002	2001

Product sales:
Israel	$10,271	$13,166	$65,434
Far East (excluding Japan)	1,315,888	690,769	895,702
Europe	4,279,397	2,656,670	1,744,447
North America	43,125	934,335	1,109,005
South America	506,000	70,000	2,631,506
Africa	55,845	432,478	640,867
Middle East (excluding Israel)	-	90,393	219,709
Japan	-	1,485,537	2,607,181
Other	-	50,000	-

	6,210,526	6,423,348	9,913,851

Service revenues:
Israel	20,387	32,908	113,595
Far East (excluding Japan)	139,238	125,348	164,044
Europe	1,449,099	834,663	1,108,266
North America	348,874	192,756	210,378
South America	10,000	23,544	67,417
Africa	88,379	70,976	50,800
Middle East (excluding Israel)	1,160	3,436	217,456
Japan	51,339	92,114	106,929
Other	-	-	6,513

	2,108,476	1,375,745	2,045,398

Total revenues	$8,319,002	$7,799,093	$11,959,249

Sales to single customers exceeding 10% of sales:
Customer A	-	19%	22%

Customer B	17%	-	-

The Company’s substantial long-lived assets are located in Israel.

NOTE 17:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following transactions between the Company and related parties are included in the financial statements:

	Year ended December 31,

	2003	2002	2001

Salaries and benefits expenses to officers who are directors and shareholders	$24,383	$331,161	$1,050,222

Directors fees *)	$32,264	$17,285	$84,887

*)	The Company has seven directors.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES

	a.	Details of differences:

The Company prepares its financial statements in conformity with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. GAAP differ in certain significant respects as described below:

		1.	Functional currency:

According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity’s currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”).

A majority of the Company’s and certain of its subsidiaries’ sales is made outside Israel, mainly in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars. All transactions gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

According to Israeli GAAP, the Company adjusts its financial statements to the changes in the exchange rate of the U.S. dollars in conformity with section 29(b) to statement 36 of the Institute of Certified Public Accountants in Israel.

The financial statements of certain subsidiaries have been translated into U.S. dollars, in accordance with Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel. Differences deriving from the remeasurement are reflected in the statements of operations as financial income or expenses, as appropriate.

There was no effect of the differences between Israeli and U.S. GAAP.

		2.	Accounting for stock-based compensation:

According to U.S. and Israeli GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

Under U.S. GAAP, the Company applies Statements of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, on in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of SFAS No. 123 .

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123”. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As of December 31, 2003, the Company continues to apply APB No. 25.

Under SFAS 123, pro forma information regarding net income (loss) and net earnings (loss) per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option pricing model, with the following weighted- average assumptions for each of the years ended December 31, 2001, 2002 and 2003: expected volatility of 108%, 85% and 116%, respectively; a risk-free interest rate of 2-5%, 1.5-2% and 2%, respectively; dividend yield of 0% for all years; and a weighted-average expected life of 7 years for all years presented.

For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period, which is between three to four years.

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,

	2003	2002	2001

Net loss:
U.S. GAAP as reported in Note 18b(2)	$(593,588)	$(3,825,545)	$(2,791,914)

Add - Stock-based employee compensation - intrinsic value	532	9,456	42,141

Deduct - Stock-based compensation expense determined under fair value method for all awards	(104,172)	(187,076)	(218,417)

Pro forma net loss	$(697,228)	$(4,003,165)	$(2,968,190)

Pro forma basic and diluted net loss per share	$(0.114)	$(0.656)	$(0.487)

Basic and diluted loss per share as reported under U.S. GAAP in Note 18b(3)	$(0.097)	$(0.627)	$(0.458)

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

	3.	Marketable securities:

Marketable securities designated for sale in the short-term are carried at market value, in accordance with Israeli accounting principles- Statement of Opinion No. 44. Unrealized gains from securities classified as a “current investment” in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. accounting principles. According to Israeli GAAP, proceeds from marketable securities held for trading should be included in net cash provided by investing activities.

For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date, that its marketable securities should be classified as available-for-sale and stated at fair value, with unrealized gains and losses, reported in the accumulated other comprehensive income (loss), in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). According to U.S. GAAP, proceeds from sale of marketable securities available-for-sale should be included in net cash provided by investing activities.

	4.	Impairment of long-lived assets:

According to U.S. GAAP, the Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

According to Israeli GAAP, Accounting Standard No. 15, “Impairment of Assets”, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

There was no impairment loss due to either Israeli GAAP or U.S. GAAP .

	5.	Accrued severance pay:

Under U.S. GAAP, the Company applies EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan” under which deferred vested benefits should record the obligation as if it was payable at each balance sheet date. Accrued severance pay is included in the balance sheet at the total liabilities amount and total assets include amounts funded through provident funds and insurance policies. Income from earnings on amounts funded is added to severance pay fund.

According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay.

See Note 9 for the related presentation in the balance sheets

	6.	Comprehensive income:

Under Israeli GAAP, these specific income components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component.

Under U.S. SFAS 130, “Reporting Comprehensive Income” the Company should include and display specific income component as comprehensive income as part of the shareholders equity.

See Note 18b.4 for the presentation of statements of changes in shareholders’ equity under US GAAP.

Comprehensive income consists of net income and net unrealized gain (losses) on securities and is presented as a separate component in the statement of changes in shareholders’ equity.

	7.	Treatment of deferred income taxes:

a)

Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes”, creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rates or (ii) indexing for tax purposes.

Under Israeli GAAP, companies reporting in U.S. dollar or currencies linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

No deferred taxes were recorded under Israeli GAAP, and therefore there is no effect of the differences between Israeli and U.S. GAAP.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

b)

Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.

All deferred tax assets under U.S. GAAP were fully reduced by a valuation allowance and therefore there is no effect of the difference between Israeli and U.S. GAAP.

A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,

	2003	2002

Carryforward losses	$5,530,446	$3,205,602
Severance pay	68,730	58,014
Vacation pay	78,658	61,400
Allowance for doubtful accounts	122,218	168,669
Provision for restructuring costs and other special charges	88,771	328,631

Net deferred tax assets before valuation allowance	5,888,823	3,822,316
Valuation allowance	(5,888,823)	(3,822,316)

Net deferred tax assets	$-	$-

The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses over the past three years. Management currently believes that it is more likely than not that the deferred taxes will not be realized.

8.	Income (loss) before taxes on income:

Additional disclosure required under U.S. GAAP:

	Year ended December 31,

	2003	2002	2001

	In thousands

Domestic	$(57,698)	$(1,775,077)	$(791,949)
Foreign	(546,349)	(2,052,711)	(1,999,480)

	$(604,047)	$(3,827,788)	$(2,791,429)

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

	9.	Segment information:

According to Israeli GAAP, segment disclosures are provided in accordance with the guidance of International Accounting Standard No. 14, “Segment Reporting” (“IAS No. 14”), which defines a business segment as a distinguishable component of an enterprise that is engaged in providing an individual product or service (or a group of related products or services) and that is subject to risks and returns that are different from those of other business segments.

According to U.S. GAAP, segment disclosures are provided in accordance with the guidance of Statement of Financial Accounting Standard No. 131, “Segment Reporting” (“SFAS No. 131”), which defines a business as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discreet financial information is available.

For all years presented, there were no material differences between those two disclosure requirements, as both definitions resulted in the same one reportable segment.

	10.	Loss per share:

According to Israeli GAAP, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of options, warrants and other convertible securities is included in the computation of basic earnings per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

According to U.S. GAAP basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings per Share”.

See Note 18b.3 for the reconciliation of EPS.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

	b.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

		1.	On balance sheet items:

	December 31,

	2003	2002

Long-term investments under Israeli GAAP	$-	$-
Amounts funded with respect of severance pay	502,246	487,373

Long-term investments under U.S. GAAP	$502,246	$487,373

Total liabilities under Israeli GAAP	$3,988,724	$3,798,801
Amounts funded in respect of severance pay	502,246	487,373

Total liabilities under U.S. GAAP	$4,490,970	$4,286,174

2.	On statements of operation items:

Loss from securities defined as available for sale should be reconciled as follows:

	Year ended December 31,

	2003	2002	2001

Net loss for the year - Israeli GAAP	$(604,047)	$(3,827,788)	$(2,791,429)
Net adjustment to comprehensive income in respect of unrealized gains (losses) on marketable securities	10,459	2,243	(485)

Net loss for the year - U.S. GAAP	$(593,588)	$(3,825,545)	$(2,791,914)

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

	3.	On loss per Ordinary share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2003	2002	2001

	In thousands

Net income (loss)	$(593,588)	$(3,825,545)	$(2,791,914)

Numerator for basic and diluted earnings (loss) per share - income (loss) available to shareholders	$(593,588)	$(3,825,545)	$(2,791,914)

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share	6,102,496	6,098,890	6,098,890
Effect of dilutive securities	(* -	(* -	(* -

Denominator for diluted net earnings (loss) per share	6,102,496	6,098,890	6,098,890

Basic and diluted net earnings (loss) per share	$(0.097)	$(0.627)	$(9.458)

*)	Anti dilutive.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

	4.	Statement of changes in shareholders’ equity and comprehensive loss:

	Amount	Capital surplus	Accumulated deficit	Accumulated other comprehensive income	Total

Balance at January 1, 2001	$73,079	$22,197,372	$(7,600,260)	$9,694	$14,679,885
Net loss	-	-	(2,791,914)	-	(2,791,914)
Net unrealized change on available for sale securities	-	-	-	485	485
Comprehensive loss	-	-	-	-	(2,791,429)
Amortization of deferred stock compensation	-	42,141	-	-	42,141
Acquisition of minority interest in subsidiary	-	90,000	-	-	90,000

Balance at December 31, 2001	73,079	22,329,513	(10,392,174)	10,179	12,020,597
Net loss	-	-	(3,825,545)	-	(3,825,545)
Net unrealized change on available for sale securities	-	-	-	(2,243)	(2,243)
Comprehensive loss	-	-	-	-	(3,827,788)
Amortization of deferred stock compensation	-	9,456	-	-	9,456

Balance at December 31, 2002	73,079	22,338,969	(14,217,719)	7,936	8,202,265
Net loss	-	-	(593,588)	-	(593,588)
Net unrealized change on available for sale securities	-	-	-	(10,459)	(10,459)
Comprehensive loss	-	-	-	-	(604,047)
Exercise of stock options	195	40,761	-	-	40,956
Amortization of deferred stock compensation	-	532	-	-	532

Balance at December 31, 2003	$73,274	$22,380,262	$(14,811,307)	$(2,523)	$7,639,706

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 18:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

	5.	Statements of cash flows:

		a)	Cash paid for taxes on income during the years ended December 31, 2003, 2002 and 2001 were $ 0, $ 33,296 and $ 34,257, respectively.

		b)	Cash paid for interest during the years ended December 31, 2003, 2002 and 2001 were $ 20,226, $ 123,692 and $ 24,861, respectively.

		c)	1)

For US GAAP – FASB 95, the effect of exchange rate changes on cash balances held in other non-dollar currencies shall be reported as a separate part of the reconciliation of the change in cash and cash equivalents during the period. The effect of exchange rate changes during the year ended December 31, 2003, 2002 and 2001 was $ (237), $ (5000) and $ (41,529) respectively.

			2)	For Israeli GAAP, no disclosure is necessary.

NOTE 19:-	RECENT PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, `Revenue Arrangements with Multiple Deliverables.’ EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company’s financial position, cash flows or results of operations.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	RECENT PRONOUNCEMENTS (Cont.)

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

NOTE 20:-	SUBSEQUENT EVENTS (UNAUDITED)

On June 10, 2004, the company signed an agreement for the private placement of 2,563,300 Ordinary Shares of the Company at a purchase price of $3.16 per share to institutional investors for a consideration of approximately $8.1 million. As part of the agreement, the investors will be granted a warrant to purchase 1,281,650 Ordinary Shares at an exercise price of $4.26 per share.

- - - - - - - - - - - - - - - - - - -