Form 20-F
period 2004-12-31
TOP IMAGE SYSTEMS LTD
filed 2005-03-31
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Israel
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

8,753,991 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐  No ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐ Item 18 ☒

i

Forward - Looking Statements

          Certain matters discussed in this report on Form 20-F are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words or phrases “will likely result,”  “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “plan” or similar expressions identify some, but not all, of the “forward looking statements” contained in this report.    These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely, including, but not limited to, those described under “Risk Factors” herein and in our subsequent filings with the United States Securities and Exchange Commission.   We wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made.   We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Defined Terms

          In this report, “we”, “us”, “our”, “TiS” and the “Company” refer to Top Image Systems Ltd. and its consolidated subsidiaries, collectively.

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

SELECTED FINANCIAL DATA

          The following selected consolidated financial data as of, and for the years ended, December 31, 2002, 2003, and 2004 have been derived from, and should be read in conjunction with, our audited consolidated financial statements for the year ended December 31, 2004 included in this report. The selected consolidated financial data as of, and for the years ended, December 31, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP. Israeli GAAP vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Application of U.S. GAAP would have affected our results of operations and shareholders’ equity for each of the years in the three-year period ended December 31, 2004 to the extent summarized in Note 19 to our consolidated financial statements for the year ended December 31, 2004 and in the table below. The selected consolidated financial data should be read in conjunction with and are qualified by reference to Item 5 of this report entitled “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this report.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	In US$ except for weighted average number of shares data
Statement of Operations Data under Israeli GAAP:

Revenues	$10,626,342	$11,959,249	$7,799,093	$8,319,002	$11,178,448
Cost of revenues	3,923,932	3,072,333	3,005,463	2,339,790	3,472,099
Gross profit	6,702,410	8,886,916	4,793,630	5,979,212	7,706,349
Research and development, net	2,121,901	2,198,628	1,340,408	863,209	929,432
Selling, administrative and general	11,386,054	9,800,622	7,464,572	5,818,426	7,134,709
Financial expense (income), net	(439,972)	(287,197)	(187,318)	(98,376)	179,400
Other (income) expense	460	(33,708)	3,756	-	-
Minority share in loss of a subsidiary	2,410	-	-	-	-
Net loss	(6,363,623)	(2,791,429)	(3,827,788)	(604,047)	(178,392)

Israeli GAAP net basic and dilutive loss per share	$(1.088)	$(0.440)	$(0.628)	$(0.096)	$(0.03)

Israeli GAAP weighted average number of shares outstanding	5,848,890	6,341,390	6,098,890	6,252,996	7,092,434

	As of December 31
	2000	2001	2002	2003	2004

	In US$
Summary of Balance Sheet Data under Israeli GAAP:
Cash and cash equivalents	$12,107,098	$9,419,165	$7,400,889	$5,854,436	$10,136,141
Working capital	14,075,684	11,292,455	7,739,509	7,353,113	12,232,416
Total Assets	18,069,247	15,548,725	12,001,066	11,628,430	19,159,663
Long Term debt	-	-	-	-	-
Total liabilities	3,389,362	3,528,128	3,798,801	3,998,724	4,476,138
Shareholders’ equity	14,679,885	12,020,597	8,202,265	7,639,706	14,683,525

	Year Ended December 31,

	2000	2001	2002	2003	2004

	In US$ except for weighted average number of shares data
Statement of Operations Data under U.S. GAAP:
Revenues	$10,626,342	$11,959,249	$7,799,093	$8,319,002	$11,178,448
Cost of revenues	3,923,932	3,072,333	3,005,463	2,339,790	3,472,099
Gross profit	6,702,410	8,886,916	4,793,630	5,979,212	7,706,349
Research and development, net	2,121,901	2,198,628	1,340,408	863,209	929,432
Selling, administrative and general	11,386,054	9,800,622	7,464,572	5,818,426	7,123,079
Financial expense (income), net	(439,209)	(286,712)	(189,561)	(108,835)	178,235
Other (income) expense	460	(33,708)	3,756	—	—
Minority share in loss of a subsidiary	2,410	—	—	—	—
Net loss	(6,364,386)	(2,791,914)	(3,825,545)	(593,588)	(167,927)

U.S. GAAP net basic and dilutive loss per share	$(1.095)	$(0.458)	$(0.627)	$(0.097)	$(0.024)

U.S. GAAP weighted average number of shares outstanding for basic and dilutive net loss per share	5,810,376	6,098,890	6,098,890	6,102,496	6,905,559

	As of December 31,

	2000	2001	2002	2003	2004

	In US$
Summary of Balance Sheet Data under U.S. GAAP:
Cash and cash equivalents	$12,107,098	$9,419,165	$7,400,889	$5,854,436	$10,136,141
Working capital	14,075,684	11,292,455	7,739,509	7,353,113	12,232,416
Total Assets	18,069,247	16,161,294	12,488,439	12,130,676	19,742,506
Long Term debt	—	—	—	—	—
Total liabilities	3,389,362	4,140,697	4,286,174	4,490,970	5,047,351
Shareholders’ equity	14,679,885	12,020,597	8,202,265	7,639,706	14,695,155

RISK FACTORS

          You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

The market for data capture systems and automatic form processing systems is highly competitive.

          The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology. Our products compete with those developed and marketed by numerous well-established companies including Captiva Software, Mitek, Banctec, Dicom Group, Microsystems Technology, Datacap, SER, and ReadSoft, as well as with manual data entry systems. Many of our competitors have longer operating histories and greater financial resources than we do. Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software. The fact that our resources are more limited places us at a significant disadvantage. This risk is particularly acute during difficult economic times.

A slowdown in our customers’ industry or a decline in economic conditions could adversely impact the sale of our products and our prospects of achieving or maintaining profitability

          A slowdown in the industries to which we sell our products would likely result in significantly reduced product demand, erosion of selling prices and overcapacity. Such a downturn could materially reduce demand for the products and technology that we offer. In addition, our ability to reduce expenses in response to any downturn or slowdown in such industries may be limited because of:

•	our continuing need to invest in research and development;

•	our capital equipment requirements; and

•	marketing requirements.

Our success depends on our strategic marketing relationships and the marketing and distribution efforts of our distributors and other strategic partners.

          Our business and prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners. The loss or diminishment of our relationship with any one of our significant strategic partners could have a material and adverse effect on our existing operations and growth prospects. We intend to recruit additional distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products. We cannot assure you that we will be able to develop such relationships.

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

          Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997 and 1998, and our losses may continue. For the year ended December 31, 2004, we had a net loss of $178,392, and accumulated deficit of $ 14,992,222.  We plan to maintain the level of our aggregate product development expenses and may significantly increase our sales and marketing and administrative expenses in the near future. Accordingly, to maintain our current level of financial performance, we will need to increase or maintain our revenues. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

          Other factors that may contribute to fluctuations in our quarterly results of operations include:

•	the size, timing and shipment of orders;

•	customer deferral of orders in anticipation of new products, product upgrades or price enhancements;

•	the high level of competition that we encounter; and

•	the timing of our product introductions, upgrades or enhancements or those of our competitors or of providers of complementary products.

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

          Several large customers account for a significant part of our sales. For example, Swiss Post–Finance accounted for 10% and 17% of our sales in 2004 and 2003, respectively. The loss of large customers could adversely impact our business, prospects, and financial results.

Our success depends on our key personnel.

          Our success depends upon the contributions of our executive officers and other key personnel. All of our key management and technical personnel have expertise which is in high demand among our competitors, and the loss of any of these individuals could cause our business to suffer. We do not as a general matter maintain key person life insurance policies on our officers, directors and key employees.

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

          Our success depends upon our proprietary software technology. Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license. We cannot assure you that we would be able to do either in a timely manner under acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action. Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management. Failure to do any of the foregoing could have a material adverse effect on us. Furthermore, if our products or technologies are deemed to infringe upon the rights of others, or if infringement claims are asserted against third parties whom we are obligated to indemnify, we could become liable for damages, which could have a material adverse effect on us.

          Readsoft, one of our competitors, filed a patent application entitled “Method and arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 18, 2003 (EP 0976092). We believe that there are legal grounds for the patent to be revoked or substantially limited and are vigorously pursuing such ends. In May 2004, we filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. However, there is no assurance that our efforts will be successful. Although we do not believe that any of our products would infringe upon this patent, there is some risk that if the patent remains intact, Readsoft may at some point in the future allege that we infringe on the patent, requiring us to dedicate time and resources to defend our intellectual property rights, which could impact our financial results. If Readsoft were to prevail in such a claim, there could be a material adverse effect on our business, prospects and financial condition. In addition, we license components of our software systems and technology from third parties in reliance on such parties’ representations as to ownership of the licensed intellectual property. If our licensors are found not to own or have rights to sublicense such rights to us and we are unable to replace the licensed technology with a comparable substitute, there could be a material adverse effect on our business prospects and financial results. Even if we were to replace licensed technology with available alternatives, it could take time to identify the best replacement and integrate it into our software. The delay and uncertainly could negatively impact our financial results.

          Yehezkel Yeshurun, our former Chief Scientist, and currently a member of our board of directors, was, at the time of his employment with us, a Professor of the Tel Aviv University Computer Science Department where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof. Yeshurun. We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

Our inability to protect our intellectual property could adversely affect our competitive position and, consequently, our business and operations.

          Our success depends on our ability to protect our intellectual property. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. We have not obtained any patents and we cannot assure you that we will obtain any patents. In addition, we cannot assure you that:

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

          Our products may contain undetected errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, we have discovered minor software bugs in certain products after they were released to the market.Such errors or defects could require us to divert financial and other resources to correct the problems.

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

          Defects, errors or successful product liability claim against us could have a material adverse effect on our business, prospects and financial results.   For addition information on our warranty policy, see the subsection below entitled “Warranty and service.”

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

          Historically, our capital requirements have been significant. We may in the future require additional financing to fund our operations and capital requirements beyond our current resources and that provided from our operations. In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all. We have no expectation that our existing shareholders will provide any portion of our future financing requirements. Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts. In addition, to the extent that we incur substantial indebtedness, we will be subject to risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate, and cash may be insufficient to repay interest and principal on any such indebtedness. Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

          Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, although recent regional developments have led to an improvement in Israel’s relationship with the Palestinian Authority. Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse affect on our business conditions, including our ability to develop, manufacture and market our products.

Our operations may be disrupted by the obligation of key personnel to perform military service.

          Some of our executive officers and employees in Israel are obligated to perform up to 36days of military reserve duty annually. Moreover, in light of escalating hostilities and threats of armed conflict in the Middle East since October 2000, our executive officers and employees may be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to increase our business or replace employees on active military duty. Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service. Any disruption in our operations could adversely affect our ability to develop and market products.

Since most of our revenues will most likely be generated in U.S. dollars and other non-Israeli currencies while a significant portion of our expenses are and will continue to be incurred in New Israeli Shekels, we may be adversely impacted by inflation and fluctuations in currency exchanges.

          We anticipate that most of our revenues will be generated in currencies other than the NIS, but most of our expenses will be incurred in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or such other currencies, or if the timing of this devaluation lags behind inflation in Israel. In that event, the cost of our operations in Israel measured in NIS will increase and our results of operations could be adversely affected. In addition, our operations also could be adversely affected as a result of fluctuations in currency exchange rates. We have not engaged in currency hedging transactions, nor can we assure you that engaging in such transactions could materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

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

Our expansion through acquisitions, including our recent purchase of a Japanese business, could lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

          We may  pursue the acquisition of related businesses or complementary businesses, including individual products or technologies, in an effort to expand capacity, enter new markets and diversify our sources of revenue. We recently acquired the business of the EDMS division of Toyo Ink in Japan.  We may not be able to successfully integrate the EDMS business into our existing business or to manage growth through acquisitions. Acquisitions and expansions may require significant additional expenditures, including integration and absorption costs, before we are able to obtain any benefits of integration resulting from them. These expenditures may strain management, financial and operational resources. We may also lose key personnel from our operations or those of any acquired business.

          Our ability to effectively manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems, and procedures and to attract and retain sufficient numbers of talented employees.

          Additionally, future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations. We may not succeed in hiring and retaining qualified management, sales, customer support, and technical personnel to integrate acquired operations, manage future growth effectively, and accomplish our overall objectives. Competition for qualified personnel is intense. If we expand too fast, or fail to integrate our new Japanese business or other new businesses, there could be a material adverse effect on our business, prospects and financial condition.

Government grants we received for research and development expenditures may be reduced or eliminated in the future due to Israeli government budget cuts. Furthermore, our receipt of such grants limits our ability to develop products and transfer technologies outside of Israel, and require us to satisfy specified conditions.

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

          The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants. Such approval, if granted, will generally be subject to additional financial obligations. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties. See also under “Governmental Regulation”

If we fail to satisfy the condition specified by our “Approved Enterprise” program, we may be denied benefits to which we are currently entitled to in the future.

          The Investment Center of the Israeli Ministry of Industry and Trade has granted us “Approved Enterprise” status to certain development programs. The benefits available to an Approved Enterprise program are dependent upon the continuing fulfillment of ongoing conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied to our shareholders or us in the future.  On December 19, 2004, the Israeli government extended the term of the legislation pursuant to which the Ministry of Industry and Trade administers the Approved Enterprise programs for an additional three months. Unless extended again, future entitlements to the benefits under the statute shall expire on March 31, 2005. The government has extended the term of the legislation on previous occasions for three-month periods. Termination of the entitlement may affect our ability to make effective use of the benefits to which we are or may become entitled to as a result of our Approved Enterprise status. In the event that the term of the statute is extended beyond March 31, 2005, we anticipate that the statute will be substantially amended. An amendment could affect our eligibility for benefits.

The resale of the 2,524,351 ordinary shares and related warrants to purchase up to an additional 1,262,188 ordinary shares we recently issued and registered, as well as the resale of certain other ordinary shares we recently registered, could negatively impact the market price of our ordinary shares.

          On September 24, 2004, we sold 2,524,351 of our ordinary shares at a purchase price of $3.16 per share to investors for gross proceeds to us of approximately $8 million. The investors also received warrants to purchase up to an additional 1,262,188 ordinary shares, with an exercise price of $4.26 per share. The warrants expire on September 23, 2007.

          In connection with the private placement, we filed a registration statement under the Securities Act of 1933 (the “Securities Act”) covering the shares purchased in the private placement (including the shares underlying the warrants). In accordance with prior agreements, the registration statement also covers the ordinary shares held by Charter TiS L.L.C., an affiliate of Charterhouse Group, Inc., Izhak Nakar, and their affiliates. The registration statement became effective on March 1, 2005.  We are required to maintain an effective registration statement covering the resale of our ordinary shares sold to the selling shareholders who purchased our ordinary shares in the September 24, 2004 private placement transaction, and the shares issuable upon exercise of the warrants issued to those investors, until the earlier of the date that all shares issued and issuable to the investors and the holders of the warrants have been sold and March 1, 2010. While the registration statement is effective, or pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if applicable, the investors, Charter and Mr. Nakar may sell their shares into the general trading market. An influx of additional shares could exert downward pressure on the market price of our ordinary shares. Accordingly, there could be material adverse effect on the market price of our ordinary shares.

Our ability to raise capital could be impaired as a result of certain rights of first offer held by certain shareholders.

          Pursuant to our agreement with the investors in the private placement described in the preceding risk factor, we are subject to restrictions with respect to the sale of our securities. Until March 1, 2006, before we are able to sell our securities, in most instances we are required to first offer the securities to the investors pursuant to terms set forth in our agreement with them. The foregoing terms and right of first offer could delay our efforts to raise capital and increase transaction costs and could limit our ability to obtain additional financing.

Our ordinary have been subject to frequent significant price fluctuations. If we fail to maintain minimum bid requirements, we could be delisted.

          Our ordinary shares are quoted on the NASDAQ SmallCap Market, and have been subject to frequent significant price fluctuations, due in part to speculative activity. We must continue to meet certain maintenance requirements, including minimum bid requirements, in order for such securities to continue to be listed on the NASDAQ SmallCap Market. If our securities are delisted from the NASDAQ SmallCap market, investors’ liquidity in our securities could be reduced. Delisting or suspension of trading of our ordinary shares on the NASDAQ SmallCap Market could also trigger an obligation for us to pay liquidated damages to the investors in the private placement described in the preceding risk factors.

          In addition, if our securities were to be delisted from the NASDAQ SmallCap Market, our ordinary shares could be considered a “penny stock” under federal securities law. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

We could be subject to an enforcement action by the Securities and Exchange Commission and private lawsuits in connection with our past failure to report as a United States issuer.

          Since our initial public offering, we have considered ourselves to be a foreign private issuer under SEC rules.  A foreign private issuer is subject to different requirements for reporting under, and is exempt from certain provisions of, the Exchange Act of 1934 (the “Exchange Act”) which apply to U.S. issuers, including, among others, the rules requiring the filing with the SEC of quarterly reports on Form 10-Q, annual reports on Form 10-K, current reports on Form 8-K, proxy regulations and Regulation FD.

          In connection with the SEC’s review of our registration statement on Form F-1, which became effective on March 1, 2005, we discovered that we had not met the criteria for being considered a foreign private issuer since October 2003, and possibly since August 2002.  Under SEC rules, if a majority of the members of the board of directors of company are U.S. citizens or residents, the company cannot qualify as a foreign private issuer if a majority of its voting securities are held by U.S. residents.  Beginning in August 2002, a majority of the members of our board of directors were U.S. citizens and residents, and since October 2003, and possibly since August 2002, a majority of our ordinary shares were held by U.S. residents.  Upon being informed of this discovery, in December 2004, our board of directors voted unanimously to reconstitute itself such that it is no longer composed of a majority of U.S. residents or citizens.  As a result, we once again qualify as a foreign private issuer under SEC rules.  However, because we filed reports under the Exchange Act as a foreign private issuer during the period when we did not meet the criteria for being considered a foreign private issuer, we will not be able to meet the eligibility requirements for registering the sale of our securities on Form F-3 (which, as opposed to Form F-1, may incorporate future filings by reference) until at least twelve months have elapsed since the date we requalified as a foreign private issuer.

          In seeking to determine why we did not discover earlier that we may not have met the foreign private issuer criteria, we identified a deficiency in our disclosure controls and procedures in that they did not include a proper procedure for periodically assessing whether we qualified as a foreign private issuer.  On December 8, 2004, our management concluded that our disclosure controls and procedures were ineffective as of December 31, 2002 and 2003 solely because of this deficiency.  This deficiency did not affect the accuracy of the financial and other information disclosed in our annual reports on Form 20-F and other filings with the SEC under the rules applicable to foreign private issuers.  Rather, it affected the scope and format of our disclosure, inasmuch as we did not comply with rules applicable to U.S. issuers, including:

•	The requirement that financial statements be prepared in accordance with U.S. GAAP;

•

The rules requiring the filing with the SEC of quarterly reports on Form 10-Q (which include quarterly financial information, with management’s discussion and analysis) and current reports on Form 8-K(disclosing certain material events);

•	Proxy regulations;

•	Regulation FD, which is aimed at preventing issuers from making selective disclosures of material nonpublic information; and

•

The sections of the Exchange Act requiring insiders of an issuer to file public reports of their stock ownership and trading activities and establishing insider liability for short-swing profits (i.e. profits from a purchase and sale, or sale and purchase, of an issuer’s equity securities within a six-month period).

          After reaching this conclusion, on December 8, 2004, we immediately revised our disclosure controls and procedures to require our controller to evaluate, and promptly report to our Chief Executive Officer and Chief Financial Officer, whether we qualify as a foreign private issuer on the last day of each fiscal quarter and if and when any of the following events occur:

•	A change in the composition of our board of directors or our executive management;

•	A purchase or sale of any assets by us other than in the ordinary course of business, or the relocation of any of our material assets to the United States; or

•	A relocation of the administration of any material part of our business to the United States.

          While we are not aware of any action pending in connection with any past noncompliance, we could be subject to future enforcement action by the SEC, which could expose us to penalties and require us to amend past filings at considerable expense and to dedicate a substantial amount of management’s time to amendment.  An enforcement action could result in the suspension of the effectiveness of the registration statement registering the resale of the shares we issued in connection with our September 24, 2004 private placement and could trigger a requirement for us to pay additional liquidated damages to the investors in the transaction. See the discussion of those damages requirements in Item 5 under “Liquidity and Capital Resources”.  Furthermore, we could be exposed to claims and litigation from shareholders seeking damages based on allegations that our disclosure was inadequate.

We do not intend to pay dividends.

          We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

The application and/or amendment of Israeli laws or laws of other countries may adversely affect our ability to enforce judgments or other rights.

          Because our principal offices are located in Israel, we are subject to Israeli law. Many of our contracts with third parties are subject to the laws of other jurisdictions. We cannot assure you that any judgments granted in the United States or any jurisdiction other than Israel would be capable of enforcement or execution in Israel. Nor can we assure you that any of our contracts pursuant to the laws of any foreign country are enforceable by us. The inability to enforce or execute judgments or other rights and/or the possibility of the laws of various jurisdictions being amended from time to time may have a material adverse effect on our business, prospects, and financial condition.

ITEM 4.	INFORMATION ABOUT THE COMPANY

History and Development

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

          Products

          TiS’ signature solution is the eFLOW Unified Content Platform™ . eFLOW™ provides the common architectural infrastructure for our solutions. We anticipate that future developments will also be based on the Unified Content Platform.

          Based on a single, integrated environment, the eFLOWTM platform provides a visual application designed to enable the structure of a complete form processing and data capture solution quickly and easily. Providing a modular platform with an open, scalable and flexible architecture, eFLOWTM facilitates the development of applications ranging from desktop, stand-alone applications to high-volume, network-based systems.

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

          eFLOWTM offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, sorting, and storing in databases for retrieval at a later date. Top Image Systems technology can manage these tasks without the need to pre-design a working template.

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

          eFLOW’s™ underlying infrastructure utilizes advanced technologies, such as Microsoft ..NET and Microsoft Visual Basic for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files. Developing the advanced version of eFLOW Unified Content Platform™ , eFLOW™ Version 2.0 and future version, based on the Microsoft .NET technology ensures its compatibility to future Microsoft technologies and other technology partners, as well as its usability to our customers. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TiS’ eFLOW ™ with other mission-critical applications to create fully integrated business solutions. eFLOW TM includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

          Targeting banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOW™ technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle by providing a single data collection entry point.

          Integra for Structured Content

          Integra, our eFLOW™ plug-in for structured content,provides a solution for data capture, validation and delivery from structured predefined forms.

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

          The Learning module is one of eFLOW™ ’s innovative modules which automatically learns new types of forms in order to both introduce new forms previously unseen into the system and to improve recognition of existing forms already captured into the system. Unrecognized forms reach the Learning module, where an operator trains the system to locate certain important fields. The new information would then be available for the system to recognize a similar, although not necessarily identical, form in the future.

          Smart for Unstructured Content

          Smart!, the eFLOW™ plug-in for unstructured content, is an automated classification solution. By automatically capturing, recognizing, classifying and routing all incoming information, regardless of format or origin, Smart! functions as the gateway to enterprise information systems.

          Smart! offers a single point of entry for any kind of information entering the organization. Whether originating from paper mail, fax, email, or any other source, Smart! automatically recognizes the image, understands it, and accordingly defines its destination within the organization. Smart! consists of sophisticated artificial intelligence and machine learning algorithms, and provides tracking capabilities, while the digitized image of the document is routed for further processing. Additional benefits of Smart! include reduced operational costs, quick and accurate delivery of business-critical information, elimination of burdensome paper-based information, and much improved mail security.

          AFPSPro™

          AFPSPro™ had been our flagship product until the introduction of the eFLOW Unified Content Platform™ . We are at the end of the process of upgrading AFPSPro™ customers to eFLOW™ and plan to gradually phase out AFPSPro™ . In 2004 there were no sales of the AFPSProTM product.

          Principal Markets

          As of December 31, 2004, we operated branch offices in the United States, the United Kingdom, Germany and Japan through subsidiaries. During 2004, we began to modify our corporate structure in Europe (see the section entitled “Organizational Structure”). However, we do not believe that these changes will have a material effect on our business, prospects and financial condition.

          Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America. These three territories, together with Germany, the UK and Japan, define our principal markets. In addition, we believe that there exist significant opportunities in France, South Africa, the Czech Republic, Spain, Australia, Belgium, the Netherlands and Luxembourg. During 2004, we added to our local subsidiaries several local sales representatives around the world, mainly in Europe. These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support. As part of our previously announced strategic plan, we established Top Image Systems Japan (TISJ) in order to expand our already strong presence and market position in Japan and utilized a portion of the proceeds from our recent private placement (see also the section entitled “Liquidity and Capital Resources” in Item 5 below) to acquire certain assets of Toyo Ink’s EDMS division (as more fully described in the section entitled “Competition” below). We are currently exploring various options regarding our expansion plans. We continuously review opportunities for expansion in both new and existing markets.

          The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
	December 31,

	2002		2003		2004

	$	%	$	%	$	%
Europe	2,656,670	41.4	4,279,397	69	5,356,075	77%
Far East (excluding Japan)	690,769	10.8	1,315,888	21.1	598,431	9%
South America	70,000	1.1	506,000	8.1	—	0%
Africa	432,478	6.7	55,845	0.9	166,000	2%
North America	934,335	14.5	43,125	0.7	607,303	9%
Israel	13,166	0.2	10,271	0.2	141,699	2%
Middle East (excluding Israel)	90,393	1.4	—	0	0%
Japan	1,485,537	23.1	—	0	94,910	1%
Other	50,000	0.8	—	0	—	0%
Total	6,423,348	100	6,210,526	100	6,964,418	100%

Service Revenues by Region
	December 31

	2002		2003		2004

	$	%	$	%	$	%
Europe	834,663	60.7	1,449,099	68.7	2,610,505	62%
North America	192,756	14	348,874	16.5	646,578	15%
Far East (excluding Japan)	125,348	9.1	139,238	6.6	325,554	8%
Africa	70,976	5.2	88,379	4.2	13,900	0%
Japan	92,114	6.7	51,399	2.4	574,970	14%
Israel	32,908	2.4	20,387	1	42,523	1%
South America	23,544	1.7	10,000	0.5	—
Middle East (excluding Israel)	3,436	0.2	1,160	0.1
Other	—	0	—	0	—
Total	1,375,745	100	2,108,476	100	4,214,030	100%

          Seasonality

          Our business significantly depends upon the requirements of large corporations and governmental agencies. Because many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year. This mode of operation affects our results of operations throughout the year. See the section of Item 5 herein entitled “Quarterly Results; Seasonality” for additional detail.

          Marketing Strategy

          Over the past few years, we have shifted our marketing emphasis from a time and labor intensive orientation, which required us to provide technical support and customization for our customers, to eFLOW™ , which is marketed as an “enterprise solution.” We now market eFLOW™ to value added resellers, distributors and systems integrators to assist them in building form processing systems more quickly, easily, and economically at their customers’ locations. This change in our marketing strategy has freed us from having to expend resources in providing support and services to the end-user since value added resellers, distributors and systems integrators increasingly perform these functions. As we have shifted our marketing strategy from “project-oriented” to “solution-oriented,” we have increasingly sought strategic alliances with value added resellers, distributors and systems integrators. This has also enabled us to expand our market share in new geographic markets by partnering with the top-tier value added resellers, distributors and systems integrators located in or selling products in each country. This enables us, together with each partner, to initiate common marketing and sales strategies and thereby, to generate sales. This strategy is based on our belief that value added resellers, distributors, systems integrators and Original Equipment Manufacturers, or OEMs,generally have better access to end-users in their respective markets than we do. By engaging value added resellers, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users. However, working through channels instead of engaging in direct sales to customers limits our share in each transaction’s revenues.

          It is essential while working in remote territories to provide an efficient platform for marketing eFLOWTM across the globe. In territories where we enjoy a strong presence and maintain a local branch office, and where the market potential is high, we choose to work directly with the customers. While cooperating with partners in these territories, we can offer an expanded solution. We provide consulting, implementation and support services directly to the customers and thus we enjoy a closer relationship with the customer and larger share of the deal’s revenues. We are endeavoring to continue this trend in the coming years. Currently, we sell through a network of value added resellers, distributors and systems integrators in approximately 30 countries worldwide. The system integrators are managed via our sales and marketing force located in our sales centers and in our headquarters in Israel. We have implemented a program to align ourselves with major complementary strategic level partners who can help us reach new target customers and market segments. These agreements call for the strategic partner and us to plan and coordinate marketing and sales activities in their respective territories.

          In March 2005, we announced the availability of eFLOW Version 3.0, an end-to-end solution that streamlines the entire flow of information in organizations. eFLOW Version 3.0 provides customers with a complete originally designed platform to handle any kind of document in any format from any source. eFLOW Version 3 offers organizations a single point of contact and control for delivering valuable information to enterprise information systems via a single platform and a single set of business rules. eFLOW integrates with any enterprise information system, including SAP, Oracle and others.  (See also “Research and Development, Patents and Licenses, etc.” in Item 5 herein.)

          In February 2005, we hosted an international conference in Barcelona for our customers and strategic business partners. The conference drew almost 200 participants from various business segments.  The highlight of the conference was our launch of eFLOW Version 3.0.

          In December 2004, we announced the availability of Smart!, a new, automated classification solution which offers a single point of entry for any kind of information entering the organization. Smart! extends beyond classical form processing and recognition to include unique capabilities that allow sophisticated collection and understanding of any kind of information. Smart! fits well with our long-term strategy, to expand our offering and provide our customers with a comprehensive solution to handle all incoming information entering the enterprise, regardless of its format and origin.

          In September 2004, we announced the establishment of Top Image Systems, TiS Japan Ltd, a new subsidiary in Japan (“TiSJ”) formed in August of 2004. At the end of August 2004, we signed a definitive agreement with our longtime partner Toyo Ink Mfg. Co., Ltd. to acquire certain assets of Toyo Ink’s EDMS division. The division, established nine years ago and dedicated to the imaging business, has been exclusively marketing and implementing TiS’ solutions in Japan. Pursuant to the agreement, Toyo Ink transferred certain customers and channels from Toyo’s EDMS division to Top Image Systems, TiS Japan, Ltd.  TiSJ also received the rights to distribute the Japanese localized version of TiS’ eFLOW Unified Content Platform. Certain members of EDMS’ professional team have been assigned to TiSJ in order to ensure the continuity of knowledge and high level services provided to Japanese customers and partners. TiSJ is now responsible for all operations in Japan, including technical support and maintenance services for existing, as well as new, channels and customers.

          In September 2004, we also announced a strategic OEM partnership with Xtramind Technologies GmbH, the major provider of AI-based software for the disclosure of unstructured content. The integration of Xtramind’s content classification component into TiS’ eFLOW platform allows for automatic routing, classifying and archiving of documents according to user-defined categories. Utilizing Xtramind’s modern language technology and artificial intelligence, we now offer a complete, integrated self-learning system with unparalleled precision in content analysis.

          In July 2004, we announced the cooperation with Arthis to automate supplier invoice processing, including multipage, multitax and multicurrency options, for La Rinascenete Group, a prominent Italian retail player. Arthis is a company established by The La Rinascente Group and Accenture, in order to manage many of the retailer’s back-office functions, from accounting services to financial reporting.

          In June 2004, we announced the OEM integration with Tranmit plc, a UK based eProcurement and ePayables solutions provider. Through this partnership we may now offer a complete Account Payable and Receivable solution: an automated financial capture solution for invoices and purchase orders.

          In May 2004, we announced a strategic partnership with RAG INFORMATIK GmbH, one of the largest specialized IT service providers in Germany, after successful implementation at Deutsche Steinkohle AG. Through this partnership we offer customers a unique, complete, best-of bread, SAP R/3-based account payable solution: an automated financial capturing solution for invoices, fully integrated with SAP R/3 Workflow.

          In April 2004, we announced strategic partnership with ASI Solutions, an Australian system integration and services provider, to distribute eFLOW in Australia and New Zealand.

          In March 2004, we announced a partnership with IFN Systems, an international software development company and the Israeli representative of FILENET®, based on shared technological knowledge and complementary technologies. Previously to this announcement, we have been cooperating with IFN on a joint project, to provide the customer with a complete solution for various documents, including data capture, workflow, and document management across the company. According to the terms of the agreement, IFN Systems will act as our system integrator and local support provider in Israel, leveraging its strong presence across various industry sectors, such as the banking and insurance markets in Israel.

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

          Intellectual Property Rights

          Our success depends upon our proprietary software technology. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. We have not obtained any patents and we cannot assure you that we will obtain any patents. In addition, we cannot assure you that:

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

          We believe that our technology has been developed independently and does not infringe on the proprietary rights of others. However, we cannot assure you that the technology does not and will not infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license. We cannot assure you that we would be able to do either in a timely manner under acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action. Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management. Failure to do any of the foregoing could have a material adverse effect on us. Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which could have a material adverse effect on us.

          Readsoft, one of our competitors, filed a patent application entitled “Method and arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 18, 2003 (EP 0976092). We believe that there are legal grounds for the patent to be revoked or substantially limited and are vigorously pursuing such ends. In May 2004, we filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. However, there is no assurance that our efforts will be successful. Although we do not believe that any of our products would infringe upon this patent, there is some risk that if the patent remains intact, Readsoft may at some point in the future allege that we infringe on the patent, requiring us to dedicate time and resources to defend our intellectual property rights, which could impact our financial results. If Readsoft were to prevail in such a claim, there could be a material adverse effect on our business, prospects and financial condition.

          In addition, we license components of our software systems and technology from third parties in reliance on such parties’ representations as to ownership of the licensed intellectual property. If our licensors are found not to own or have rights to sublicense such rights to us and we are unable to replace the licensed technology with a comparable substitute, there could be a material adverse effect on our business prospects and financial results. Even if we were to replace licensed technology with available alternatives, it could take time to identify the best replacement and integrate it into our software. The delay and uncertainty could negatively impact our financial results.

          Yehezkel Yeshurun, our former Chief Scientist, and currently a member of our board of directors, was, at the time of his employment with us, a Professor of the Tel Aviv University Computer Science Department where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof. Yeshurun. We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

          We believe that product recognition is an important competitive factor in the form processing industry. Accordingly, we promote the eFLOW™ name in connection with our marketing activities. We either hold or intend to apply for trademark registration of our significant solution and module names, although we cannot assure you that such applications will be successful. Although we have not sought to market our products using our trade name “TiS” as a trademark, we believe that certain other companies use trademarks that contain the letters “TIS” for products, which we believe do not compete with our products. We cannot assure you that this will not limit our ability to use our trade name “TiS” to market our products.

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

          Our products compete with those developed and marketed by numerous well-established companies including Captiva Software, Mitek, Banctec, Dicom, Microsystems Technology, Datacap, SER, and ReadSoft, as well as with manual data entry systems.

         During the past few years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technology, dramatically changing our marketplace.  They include:

•

During 2002, Captiva Software Corporation merged with ActionPoint, a provider of enterprise information capture software. The merger created the largest provider of input management software solutions under the name Captiva Software Corporation. Towards the end of 2003, Captiva Software announced the acquisition of Context Inc. from the financial service outsourcing firm Automatic Data Processing, Inc. (ADP). Context Inc. develops software that improves the processing of healthcare claims.

•	Vignette, a leading web content management provider, acquired Australian-based document imaging specialist Tower Technology to strengthen its position in the rapidly consolidating ECM space.

•	Stellent, a web content management specialist, recently acquired Optika, an imaging and workflow vendor.

•	IBM acquired Green Pasture, an electronic document management specialist.

•

Verity, an enterprise software provider, that enables organizations to maximize the return on their intellectual capital investment, recently acquired Cardiff Software Inc., a privately-held developer of technology that enables the capture and automation of dynamic business information.

•	EMC, a world leader in information storage and management, acquired Documentum, an enterprise content management solutions provider.

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

          In certain markets such as the United States, the United Kingdom and Germany, we compete with more than one company supplying similar solutions. In Japan, where these competitors are less active, we hold a more prominent position in the market. At the end of August 2004, we signed a definitive agreement with our longtime partner Toyo Ink Mfg. Co., Ltd. to acquire certain assets of Toyo Ink’s EDMS division, and established TiSJ. The division, established nine years ago and dedicated to the imaging business, has been exclusively marketing and implementing TiS’ solutions in Japan. In September 2004, TiSJ commenced operations.

          Pursuant to the agreement, Toyo Ink transferred certain customers and sales channels from Toyo’s EDMS division to the TISJ. TISJ also received the rights to distribute the Japanese localized version of TiS’ eFLOW Unified Content Platform. EDMS’ professional team has been assigned to TiSJ in order to ensure the continuity of knowledge and high level services provided to Japanese customers and partners. TiSJ is now responsible for all operations in Japan, including technical support and maintenance services for existing, as well as new, channels and customers.

          Customers

          Our customers consist of both governmental and other enterprises. During 2003, we demonstrated our solution’s compatibility to large-scale projects, enhancing our competitive position in the industry. We were awarded a multi-million-dollar data-capture sale to Swiss Post – Finance, rendering it the largest contract in our history.

          During 2004, we have strengthened our position as the technology provider for semi-structured applications, including supplier invoices, purchase orders, checks and remittances, different financial applications, health claims and freight bills. We have integrated systems for complicated semi-structured applications, including automating the capture and process of data from hundreds of different form formats of 3M facilities across Europe, of Business Transformation Outsourcing (BTO), a subsidiary of IBM that was established in order to provide automated outsourcing services to manage accounts payable and accounts receivable activities, and of T-Mobile Group which belongs to the world leaders in mobile telecommunications and is one of the fastest growing nationwide wireless service providers in the United States.

          Additional complicated semi-structured applications were purchased by the following customers: The Rinascente Group, one of the most important Italian retailers; Privredna banka Zagreb, PBZ, a bank of the Italian Gruppo Banca Intesa; Jet Airways, the leading domestic airliner in India; the Australian Department of Defence; HMSL Group, one of the largest and leading UK-based, privately-owned outsourcing specialist; Recall, one of the world’s largest archive bureaus for physical documents and Datamatics Technologies Ltd. one of India’s leading information technology organizations.

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

          We have also strengthened our competitive position with the release of eFLOW Version 2.0, the latest version of our signature software, eFLOW Unified Content Platform. This version of the product dramatically reinforces our ability to successfully compete and implement complicated projects involving processing documents of semi-structured formats. In addition, eFLOW’s Smart extends beyond classical form processing and recognition to include a unique capability that allows sophisticated collection and understanding of unstructured forms, thus providing the possibility to handle projects in a mixed environment.

          We strengthened our presence in the German market, with several large scale projects, including for BKK group, T-Mobile, and Deutsche Post, to name a few. We succeeded in developing a strong customer and prospect base in the German market, considered to be one of the most advanced in the data capture and content management niches worldwide.

          We also strengthened our presence in the Far East, with new and existing customers in Australia, Japan, India, and Singapore that have chosen the eFLOW platform in the past few months.

          Warranty and Service

          We generally negotiate our warranty obligations with respect to our products on a case-by-case basis. Performance warranties typically extend for 90 days.

          We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold a worldwide product liability insurance policy that provides coverage limited to $3,000,000 in aggregate for the policy period ending on September 30, 2005. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition. While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

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

Governmental Regulation

          The government of Israel encourages research and development projects oriented towards products for export through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “Research Law.” In exchange for assistance provided by the Israeli government in connection with research and development cost, we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW™ software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 1,456 as of December 31, 2004.

          The terms of grants under the Research Law also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of the grants. Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. The consent of the OCS is required for the transfer of manufacturing rights out of Israel. Royalty-bearing grants received from the State of Israel for research and development are offset against our research and development costs.

          Recent amendments to the Research Law provide for greater flexibility with regard to the place of manufacturing of products funded with development grants and give the authorities larger discretion than in the past based on the value added to the products. A plan may now be approved if the applicant is an Israeli corporation and, as a result of the plan, the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the plan is performed as part of an international cooperation agreement to which Israel is a party, or the OCS is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents. The amendment also determined a variety of fixed levels of grants which the research committee (appointed according to the law) will be entitled to grant based on the expected contribution of the planned research and development to the Israeli economy.

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

          We also benefit from being designated as an “Approved Enterprise” under Israel’s Law for the Encouragement of Capital Investments, 1959. For additional information, see the section herein entitled “Law for the Encouragement of Capital Investments, 1959.”

          Additionally, we may be subject to varied regulation in the markets where we sell our products. The burden of complying with such regulatory schemes (which may be contradictory) could have a material adverse effect on our ability to diversify or grow our sales.

Organizational Structure

          We currently have four operating subsidiaries. In August 1991, we established TiS America, Inc. to provide sales, marketing and technical support to our customers. TiS America is incorporated under the laws of Delaware and is a wholly owned subsidiary of TiS. In January 2000, we, together with others, established e-Mobilis. e-Mobilis was incorporated in Israel, and we initially held 80.2% of its issued shares. During 2001, we acquired the remaining 19.8% interest in e-Mobilis, and e-Mobilis’ operations were integrated into ours. For additional information, see the section herein entitled “Related Party Transactions.” In July 2000, we established TiS B.V., a wholly owned subsidiary incorporated under the laws of the Netherlands, with operating branches in the United Kingdom and Germany. We recently modified our corporate structure in Europe, and have established a new wholly owned subsidiary in the United Kingdom, which owns a subsidiary in Germany. The activity and assets of our existing European branches have been transferred to the new entities. We do not believe that these changes will have a material effect on our business, prospects and financial condition. In August, 2004 we established Top Image Systems, TiS Japan Ltd. in order to strengthen our increased presence in Japan.

Property, Plant and Equipment

          We lease approximately 707 square meters in Ramat Hahayal, Tel Aviv, Israel, for which we pay a monthly rent of approximately $18,000. The lease expires in November 2007. Our subsidiary in Germany leases approximately 241 square meters of office space in Cologne, Germany for a monthly sum of $7,000 and our English subsidiary leases approximately 35 square meters of office space in Uxbridge for the amount of $5,500 per month. We also lease approximately 250 square meters of office space in Tokyo, Japan for approximately $11,000 per month pursuant to a lease expiring in 2006. All other lease agreements other than for our Israeli headquarters will either expire or will be terminated during 2006.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis of financial conditions and results of operations.

          The following discussion and analysis have been derived from, and should be read in conjunction with, our consolidated financial statements, related notes and other financial information included herein.

          General

          We derive revenue from the sale of products and solutions and also from service and maintenance agreements.

          Our sales to end-users, resellers, value added resellers, distributors and system integrators are made on credit terms and we do not hold collateral to secure payment.  The terms of the agreements with these customers do not provide them with the right to return the purchased products or solutions.  Payment with respect to such sales is generally due within a specified period following receipt of an invoice. The period varies, but has been up to 180 days.

          In the fourth quarter of 2003, we revised this credit policy to set payment terms of up to 150 days for end users and up to 90 days for resellers, distributors and system integrators. We are not party to any extended payment arrangements.

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

          As a result of our strategy of pursuing strategic alliances with value added resellers, distributors and system integrators, a substantial portion of our revenues are derived from such alliances. During the years ended December 31, 2002, 2003 and 2004, revenues deriving from value added resellers, distributors and system integrators accounted for approximately 72%, 51% and 28%, respectively, of our revenues.  The decline over the past two years is  mainly because of our direct sales to a major customer in Europe.

          Historically, we have recognized a majority of our revenues from product sales. During the years ended December 31, 2002, 2003 and 2004, product revenues accounted for approximately 82%, 75% and 62% respectively, of revenues, while service revenues accounted for approximately 18%, 25% and 38% respectively, of revenues. In 2002, sales of AFPSProTM accounted for 25% of our product sales and for approximately 21% of our revenue; sales of eFLOW™ accounted for 69% of our product sales and for approximately 57% of our revenue. In 2003, sales of AFPSProTM accounted for 1% of our product sales and for approximately 1% of our revenue; sales of eFLOW™ accounted for 95% of our product sales and for approximately 71% of our revenue. During 2004, we stopped selling our AFPSPro™ .

          Quarterly Results; Seasonality

          Our sales cycle for AFPSPro™ as well as eFLOWTM has ranged from 9 to 12 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations. Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales. Consequently, our product revenues may vary significantly by quarter. During 2002, 30% of our revenues in the first quarter were from Schneider Logistics, a customer in the United States, while it only accounted for 10% of our annual revenues. During 2003, 32% of our revenues in the third quarter were from Swiss Post – Finance, a customer in Switzerland, which accounted for 17% of our 2003 annual revenues. During 2004, 14% and 13% of our revenues in the second and third quarter respectively were from Swiss Post – Finance, which accounted for 10% of our revenues in the year ended December 31, 2004.

          Geographical Considerations

          The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
	December 31,

	2002		2003		2004

	$	%	$	%	$	%
Europe	3,491,333	45%	5,728,496	69%	7,966,580	71%
North America	1,127,091	14%	391,999	5%	1,253,881	11%
Far East (excluding Japan)	816,117	11%	1,455,126	17%	923,985	8%
Africa	503,454	6%	144,164	2%	179,900	2%
Japan	1,577,651	20%	51,399	1%	669,880	6%
Israel	46,074	1%	30,658	0%	184,222	2%
South America	93,544	1%	516,000	6%	—	0%
Middle East (excluding Israel)	93,829	1%	1,160	0%	—	0%
Other	50,000	1%	—	0%	—	0%
Total	7,799,093	100%	8,319,002	100%	11,178,448	100%

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

          Critical Accounting Policies and Estimates

          Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP. Israeli GAAP vary in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Application of U.S. GAAP would have affected our results of operations and shareholders’ equity for each of the years in the three-year period ended December 31, 2004 to the extent summarized in Note 19 to our consolidated financial statements for the year ended December 31, 2004.

          We believe that several accounting policies applied in the preparation of our consolidated financial statements may be considered critical because they are most important to the portrayal of our financial condition and results, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  We periodically evaluate our estimates, including those relating to the allowance for doubtful accounts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under present circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  We believe the following critical accounting policies require our more significant judgments and estimates used in the preparation of our consolidated financial statements.

          Revenue Recognition

          We derive revenue from primarily two sources: sales of software licenses and provision of services. Service revenues include contracts for software maintenance and technical support, consulting and training.

          We apply the provisions of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9) and related interpretations to all revenue transactions.

          We allocate revenue from software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element arrangements is based on the price charged when a similar element is sold separately.

          A typical solution includes software licenses, maintenance, and technical support. Some customer arrangements include training and consulting. Maintenance includes unspecified updates on an if-and-when available basis, and support includes telephone support, and bug fixes or patches. Training consists of courses taught by our instructors at our facility or at the customer’s site. Consulting consists primarily of product installation and insignificant tailoring the product to the customer’s needs.

          We have analyzed all of the elements included in our multiple-element arrangements and determined that we have vendor specific objective evidence of fair value to allocate revenue to the different services. Accordingly, assuming all other revenue recognition criteria are met, revenues from licenses are recognized upon delivery of the software license in accordance with SOP 97-2, as amended. Revenues from maintenance and support services are recognized ratably over the term of the agreement. Revenue for consulting and training is recognized as the services are performed.

          Our criteria for revenue recognition are as follows:

          1. Persuasive Evidence of an Arrangement Exists. It is our customary practice to have a written contract, which is signed by both the customer and us, or to have a purchase order from our customers, prior to recognizing revenue from an arrangement.

          2. Delivery Has Occurred. Our software is physically or electronically delivered to the customer. If undelivered products or services exist that are essential to the functionality of the delivered product in an arrangement, delivery is not considered to have occurred.

          3. The Vendor’s Fee is Fixed or Determinable. The fee our customers are to pay for the products or services is negotiated prior to the inception of the arrangement. Therefore, the fees are considered to be fixed or determinable at the inception of the arrangement.

          4. Collection is Probable. Probability of collection for our customer’s debts is assessed by management on a customer-by-customer basis. This assessment is based, among other factors, on actual payment by the customer in previous transactions, general reputation of the customer in the market, and the history of relations between us and the customer.

          License revenues from reseller arrangements are recognized upon delivery unless payment is dependent on third party collection by the reseller.  During the years ended December 31, 2002, 2003 and 2004, we had no arrangements in which payment terms were dependent on third-party collection by the reseller.

          When services are considered essential, revenue under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed or when acceptance is received, if required by the agreement.

          If services are considered essential to the functionality of the software licenses that require significant customization, integration and installation, revenues are recognized on the percentage of completion basis provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms and the percentage of completion can be reasonably estimated. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. Any changes in those estimates could affect our results of operations. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss.

          If all the criteria for recognition of revenue from performance contracts are not met, then revenue is recognized up to the amount of costs incurred whose collection is probable (“zero profit margin” presentation).

          Trade Receivables and allowance for doubtful accounts.  Trade receivables are recorded at cost, less the related allowance for doubtful trade receivables. Management considers current information and events regarding the customer’s ability to repay its obligations and determines accounts receivable to be impaired when it is probable that we will be unable to collect those amounts.

          The balance sheet allowance for doubtful debts for all the periods through December 31, 2004 is determined as a specific amount for those accounts the collection of which is uncertain. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

          Goodwill and other intangible assets

          Under Israeli GAAP, goodwill is amortized over the estimated period of benefit, but no longer than 20 years. We amortized our goodwill over 10 years. Intangible assets are amortized over their useful life using the straight-line method. Acquired technology and customer relationships are amortized over a 5 year period.

          According to Accounting Standard No. 15, “Impairment of Assets,” goodwill and intangible assets are reviewed for impairment when circumstances indicate the possibility that impairment exists.

          In assessing goodwill and other intangible assets, we make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

          Under U.S. GAAP, Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. As of December 31, 2004, the effect of the accounting difference between Israeli GAAP and U.S. GAAP on our financial statements amounted to $11,630, due to the  amortization of goodwill during 2004.

          Government Grants

          When the Israeli government participates in software research and development costs, we are committed to pay the Israeli government royalties as a percentage of revenues from the sale of the software developed with this support.

          Research and Development Costs

          Research and development costs, net of participations and grants received, are charged to our statement of operations as incurred.

          Loss Contingencies

          We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Recently Enacted Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123 Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The adoption of SFAS 123(R) will have a significant effect on the Company’s results of operations.

        SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

        SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1. The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2. The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures either (i) all prior periods presented or (ii) the prior interim period of the year of adoption.

        As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net loss and net loss per share above.

          Results of Operations

          The following discussion and analysis should be read in conjunction with the section herein entitled “Selected Financial Data” and the consolidated financial statements, related notes and other financial information included herein.

          Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

          Revenues.  Total revenues for the year ended December 31, 2004 amounted to $11,178,448 compared to $8,319,002 for the year ended December 31, 2003, an increase of 34%. Product sales increased by $753,892, or 12%, from $6,210,526 in 2003 to $6,964,418 in 2004, mainly because, of an increase in product sales in Germany.  Service revenues increased by $2,105,554, or approximately 100%, from $2,108,476 in the year ended December 31, 2003 to $4,214,030 in the year ended December 31, 2004. This significant increase is attributable mainly to services performed for a major customer during 2004 and due to our continued focus on providing comprehensive support to our customers’ document management environment.

          Cost of Revenues.  Cost of revenues increased $1,132,309 or 48% from $2,339,790 in the year ended December 31, 2003 to $3,472,099 in the year ended December 31, 2004. The increase is a result of growth in demand for our products and services, which required us to allocate and invest more resources to meet such demand.

          Research and Development.  During 2004, we continued to focus efforts in enhancing our software recognition and core capabilities. Research and development expenses in the year ended December 31, 2004 amounted to $929,432 compared to $863,209 for the year ended December 31, 2003.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses in the year ended December 31, 2004 amounted to $7,134,709 compared to $5,818,426 for the year ended December 31, 2003.  This increase of $1,316,283 or 23% is mainly attributable to the expansion our sales force and establishing roots for major sales centers in several locations worldwide.

          Financing Income, net.  Financing income for the year ended December 31, 2004 amounted to $179,400, compared to financing income of $98,376 for year ended December 31, 2003.  The increase in financing income was primarily due to an increase of exchange gain in 2004, which is a product of the strengthening of the Euro and British Pound against the U.S. Dollar.

          Net Loss.  As a result of the foregoing, our net loss for the year ended December 31, 2004 was $178,392, compared to a net loss of $604,047 in year ended December 31, 2003.

          Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

          Revenues.  Total revenues for the year ended December 31, 2003 amounted to $8,319,002 compared to $7,799,093 for the year ended December 31, 2002.   Product sales decreased by $212,822, or 3%, from $6,423,348 in 2002 to $6,210,526 in 2003, mainly because there were no product revenues in Japan during 2003.  Service revenues increased by $732,731, or 50%, from $1,375,745 in 2002 to $2,108,476 in 2003, mainly because of services performed for one of our major customers.

          Cost of Revenues.  Cost of revenues decreased 22% from $3,005,463 in 2002 to $2,339,790 in 2003 primarily as a result of the cost cutting measures instituted by us in the fourth quarter of 2002, which included the layoff of employees, and reduction in payments to the Office of the Chief Scientist.  The layoffs contributed approximately $216,000 to the decrease in our cost of revenues, and the reduction in payments to the Office of the Chief Scientist attributed approximately $167,000 to such decrease. Our payments to the Office of the Chief Scientist were higher by $160,000 in 2002 than in 2003 primarily because of payments made pursuant to a royalty settlement reached with the Office of the Chief Scientist during 2002.  As a percentage of our revenues, cost of revenues decreased from 39% in 2002 to 28% in 2003.

          Research and Development.  During 2003, our development efforts were concentrated on the semi-structured module capabilities, and its different applications. Gross research and development expenses aggregated $863,209 for 2003 compared to $1,340,408 for 2002. The decrease is mainly due to a decrease in salary expenses resulting from the cost cutting measures implemented during 2002, entailing the layoff of seven research and development employees. This reduction attributed to decrease the salary expenses in the amount of $404,000.

          Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased from  $7,150,617 in 2002 to $5,818,426 in 2003.  This decrease was primarily due to a material decrease of salary expenses in the amount of approximately $960,000, a decrease of marketing expenses in the amount of approximately $465,000 and commissions payable to third parties, which increased by approximately $115,000.  During the fourth quarter of 2002, we implemented several cost cutting measures targeted at reducing staff and other expenses during coming years, which had only a partial effect during 2002, but had a noticeable impact during 2003.

          Financing Income.  Financing income, net for the year ended December 31, 2003 was $98,376, compared with $187,318 in the year ended December 31, 2002.  Approximately $83,000 of the decrease in financing income was attributable to the combination of the decrease of interest rates in the United States and Israel and an increase in our line of credit.

          Net Loss.  As a result of the foregoing, our loss was $604,047 in the year ended December 31, 2003, compared to a loss of $3,827,788 in the year ended December 31, 2002.

          Impact Of Currency Fluctuation And Inflation

          Most of our product and service revenues from transactions outside of Israel are denominated in  currencies other than the NIS, and revenues from transactions in Israel are denominated in NIS but are linked to the U.S. dollar exchange rate.  In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation.  However, inflation was significantly reduced by the late 1980s due primarily to government intervention.  The annual rate of inflation in Israel was 1.4%, 6.5%, –1.9%, and 1.21% in 2001, 2002, 2003 and 2004, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the dollar.  For example, during the years 2001, 2002 and 2004, the devaluation of the NIS against the dollar, which amounted to 9.28%, 7.27% and 1.62% accordingly, exceeded the inflation rate for the same periods. On the other hand, the negative inflation rate for 2003  of –1.9% exceeded the devaluation of the dollar against the NIS, which amounted to –7.56%.  The increase in the dollar cost of our operations in Israel relates primarily to the costs of salaries in Israel, which constitute a substantial portion of our expenses and are paid in NIS.  In addition, inflation in Israel will have a negative effect on the profitability to our contracts under which we are to receive payment in dollars or other non-Israeli currencies while incurring expenses in NIS (some of which are linked to the Israeli consumer price index), unless such inflation is offset by a devaluation of the NIS.  Inflation in Israel and currency fluctuations will also have a negative effect on the profitability resulting from our fixed price contracts under which we are to receive payment in NIS.  A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company, which consist of receivables payable in NIS (unless such receivables are linked to the dollar).  Such a devaluation would also have the effect of reducing the dollar amount of our liabilities which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any unlinked NIS assets of the Company and the dollar amounts of any unlinked NIS liabilities of the Company.

          Because exchange rates between the NIS and the other currencies in which we conduct business, including the dollar, fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations have an impact on our profitability and period-to-period comparisons of our results.  Such impact is recorded in our financial statements as financial income/expense. Favorable exchange rates will tend to increase reported financial income, and unfavorable exchange rates will tend to reduce reported income.  To date, we have not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS; however, we cannot assure you that such measures will adequately protect us from material adverse effects due to the impact of inflation in Israel.  In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected.

          Political and Economic Conditions in Israel Affecting our Business

          Because our principal offices and manufacturing facilities and many of our suppliers are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, although recent regional developments have led to an improvement in Israel’s relationship with the Palestinian Authority. Continuing or escalating hostilities in the region may have an adverse affect on our business, including our ability to develop, manufacture and market our products.

          Some of our executive officers and employees in Israel are obligated to perform up to 36days of military reserve duty annually.  Moreover, in light of escalating hostilities and threats of armed conflict in the Middle East since October 2000, our executive officers and employees may be called for active military duty for an unlimited period of time.  Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

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

          The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment.  We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable.  Price and exchange rate instability may have a material adverse effect on our business.

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

          Israel and the European Economic Community, now known as the European Union, concluded a Free Trade Agreement in 1975. This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia. We cannot assure you that the recent increase of armed conflict and hostility and the significant deterioration of Israel’s relationship with the Palestinian community will not have an adverse affect on our ability to conduct trade in the international market.

Trends

          We also forecast that in the near future, the semi-structured technology is expected to become take a central part of the document management market. We are addressing this trend by strengthening and further developing our semi-structured technology.

          We anticipate that growth will continue in the data capture market. However, we believe that there will be a move toward integrated software solutions instead of individual data capture products and semi-structured technology, such as Freedom, our Eflow plug-in for semi-structured content. We also anticipate that the need for applications will increase substantially. We expect outsourcing with respect to documents solutions to increase and for the date capture industry to continue to move toward consolidation. We are addressing this trend by solidifying our relationships with our existing partners and seeking to become the preferred data capture solution provider for many large integrated system providers. .

Liquidity and Capital Resources

          As of December 31, 2004, our cash, cash equivalents, bank deposits and marketable securities were $10,414,776, compared to $6,130,951 as of December 31, 2003. The balance increased significantly in the third quarter of 2004 due to our private placement, which contributed approximately $8 million before issuance expenses (see “Private Placement” below). We believe that our cash, cash equivalents, bank deposits and short-term marketable securities will be sufficient to fund our working capital needs and planned capital expenditures for the next twelve months.

          Net cash used in operating activities for the year ended December 31, 2004 was $1,073,040, as compared to $2,516,369 for the corresponding period in 2003. This decrease was attributable primarily to the increase in our sales and the results of our cost cutting measures we took in 2003. Our trade receivables increased to $5,541,006 at December 31, 2004 from $4,606,254 at December 31, 2003. This increase reflects our increased sales in 2004 and receivables under our old payment terms.  As sales increase, we incur cash costs of sales in the current period, but do not receive of the cash flows from such sales until later periods. While the effect of increasing sales on our cash flows will continue if we succeed in further sales growth, we believe that the cash flows from operations and other resources will be sufficient to support such growth. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future.    Other payables and accrued expenses decreased by  $278,116  mainly as result of payments connected with our settlement with Millennium in the amount of $100,000 and payments of approximately $246,000 connected to termination of employment of an officer.

          In 2004, we closed a transaction with our longtime partner Toyo Ink Mfg. Co., Ltd. to acquire certain assets from Toyo Ink’s EDMS division for consideration of approximately $1.9 million. The division, established nine years ago and dedicated to the imaging business, has been exclusively marketing and implementing TiS’ solutions in Japan. We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures. In addition, we may also use cash for potential investments and potential strategic acquisitions of, or investments in, related businesses, and technologies. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

          For the year ended December 31, 2004, the aggregate amount of our capital expenditures was $415,997. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

          Cash used in operating activities in 2003 was $2,516,369, compared to cash used in operating activities in 2002 of $1,983,285.  During 2003, we decreased our trade payables by $46,644, decreased our accrued liabilities and other payables by $536,910, increased our accounts receivable by $1,457,473 and increased our other receivables by $114,552.  The increase in our accounts receivable reflects both increase in our sales and transactions which were made under the previous payment terms policy. The decrease in our accrued liabilities and other payables is mainly attributable to a payment connected to termination of employment of an officer.  Cash provided by investing activities in 2003 was $185,250, compared to cash used in investing activities in 2002 of $199,028.  Cash provided by financing activities in 2003 was $784,666, compared to cash provided by financing activities in 2002 of $164,037.

          Private Placement

          On September 24, 2004, we sold 2,524,351 of our ordinary shares at a purchase price of $3.16 per share to institutional investors for gross proceeds to us of approximately $8 million.

          Pursuant to our agreements with the investors, we are obligated to use the net proceeds from the sale of our ordinary shares for working capital purposes and not (i) for the satisfaction of any portion of our debt (other than payment of trade payables and accrued expenses in the ordinary course of our business and consistent with prior practices), (ii) to redeem any equity or equity-equivalent securities in TiS, or (iii) to settle any outstanding litigation. Accordingly, upon exercise of the warrants, we intend to use the proceeds in accordance with the foregoing provision.

          The investors also received warrants to purchase up to an additional 1,262,188 ordinary shares, with an exercise price of $4.26 per share. The warrants expire on September 23, 2007.  The investors may only transfer the warrants to the investor’s affiliates, qualified institutional buyers, or in the event of our dissolution or winding down. The warrants contain a provision preventing a holder from exercising a warrant where the exercise would result in such holder beneficially owning more than 4.999% of our outstanding ordinary shares. Accordingly, no selling shareholder could be rendered a beneficial holder of more than 4.999% of our ordinary shares solely because of shares issuable to such shareholder upon exercise of such warrants held by the holder.

          We have the right, but not the obligation, to call upon prior notice all or part of the warrants if the market price for our ordinary shares is equal to $8.52 for 20 consecutive days. Our calling the warrants would require the holders of the warrants to timely exercise the warrants. Failure to so exercise would result in our cancellation of the warrants. If we call any warrants, we must issue to each holder exercising in response to our call notice replacement warrants to purchase a number of shares equal to the number of shares acquired upon such exercise, with an exercise price equal to 120% of the closing price on the day prior to the call notice we provide to the holders.

          Our shareholders approved the transaction at a special shareholders meeting held on August 24, 2004.

          Pursuant to our agreement with the investors, we are subject to restrictions with respect to the sale of our ordinary shares or securities convertible into our equity. Until March 1, 2006, before we are able to sell our securities, in most instances we are required to first offer the securities to the investors pursuant to terms set forth in our agreement with them. The foregoing terms and right of first offer could delay our efforts to raise capital and increase transaction costs and could limit our ability to obtain additional financing.

          In connection with the private placement, we filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration statement became effective on March 1, 2005.  However, we did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors, which has subjected us to liquidated damages of approximately $160,000 (plus interest).  In addition, any future failure to maintain effectiveness of the registration statement could subject us to additional liquidated damages, including if we fail to file an amendment to the registration statement within ten days of the Securities and Exchange Commission’s having notified us that an amendment is necessary for the registration statement to continue to be effective, or if we fail to maintain the listing of our ordinary shares on the NASDAQ SmallCap Market.

          The liquidated damages that we would be obligated to pay under the circumstances described above are in the amount of 1% of the amount invested and an additional 1% for every month in which we do not cure the issue that led to the obligation.

          Line of Credit

          We currently have a short-term line of credit with First International Bank of Israel. The total amount available under this line of credit is the lesser of $1,500,000 and 75% of certain eligible trade receivables. As of December 31, 2004, we had approximately $1,707,151 outstanding after extension of additional credit from the bank.  The revolving line of credit in NIS bears interest at a rate of prime + 1% (as of December 31, 2004, the prime rate was 5.2%). The line of credit in US dollars bears interest at a rate of Libor + 2% (as of December 31, 2004, the Libor rate was 2.375%). Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets. Our ability to issue securities is restricted. In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets. Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

          Contractual Obligations and Commitments

          The following is a summary of our contractual obligations as of December 31, 2004:

Contractual Obligation	Total	Less Than 1 Year	2 Years	3 Years and more

Operating Lease Obligation	1,563,529	762,856	517,131	283,542
Purchase Obligation	300,000	300,000	—	—
Total	1,863,529	1,062,856	517,131	283,542

          We also have a long-term liability on our balance sheet as of December 31, 2004 in the amount of $186,514 related to employee severance obligations mandated by Israeli law.  As we cannot determine the period, if any, during which we will be required to make any payments in respect of that liability, it is not reflected in the table above.

          Our contractual obligations and commitments at December 31, 2004 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, a right to use a third party software (see below) and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Notes 9, 10, and 12 to the consolidated financial statements for the year ended December 31, 2004 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

          We entered into an engagement under which we have to the right to use third party software during fiscal years 2005 and 2006. Pursuant to the agreement, we agreed to pay an annual license fee equal to the greater of $ 300,000 and 2.5% of related sales. The amount is due in four equal quarterly payments for each year.

Research and Development, Patents and Licenses, etc.

          During 2004, our Research and Development efforts were focused mainly on enhancing our product performance and extending its capabilities. Such efforts include refinements of our products, such as improvements in image enhancement, automatic forms recognition, automatic forms removal, machine print and handwritten character recognition, as well as special purpose algorithms.

          Our research and development efforts have led to the development of our current solutions technology, eFLOW Unified Content Platform™ . Our latest research and development efforts have concentrated on the semi-structured forms processing, resulting in the development of our Freedom product. These developments are enhancing, and we believe they will continue to enhance, our ability to compete in complicated projects as a solution provider for all kinds of forms and all types of information. Freedom and its different applications fit well with our plans to keep pace with the trend towards the ultimate integration of all forms and formats of information entering the organization.

          During the first quarter of 2005, we released eFLOW Version 3, the latest version of our leading software, eFLOW Unified Content Platform. eFLOW Version 3 offers organizations a single point of contact and control for delivering valuable information to enterprise information systems via a single platform and a single set of business rules. eFLOW integrates with any enterprise information system, including SAP, Oracle and others. The enhanced solution includes our new automated classification solution, Smart!, which adds the ability to automatically sort the incoming information, classify all documents, recognize and extract the data from documents, apply the organization’s business rules, validate the data, and seamlessly deliver this data to back-end enterprise systems. These capabilities are efficiently achieved by using best of combination of fuzzy search and recognition engines, to provide customers with the highest recognition results. Processing efficiency, accurate information and improved throughput lead to significant savings and rapid ROI. The entire development of eFLOW Version 3 is based on .NET, Microsoft’s latest technology, as well as its roadmap for future developments. This choice is compatible with TIS’ forward-looking strategy to maintain eFLOW on the cutting edge of new technologies. At the same time, the new developments are compatible with all former eFLOW versions. eFLOW Version 3 is a robust stable scalable platform which efficiently copes with large-scale projects and balances loads of millions of documents per day. With the use of a central controller, eFLOW Version 3 can administrate and monitor both local and remote production sites in real-time and simultaneously manage more than one application. Its highly sophisticated designer enables minimal code writing to adjust the solution to customer’s unique needs. Various powerful recognition engines have been integrated into the new version to allow mixed ‘Full Page OCR & ICR’ which enables the recognition of both handwriting and printed information on any type of document. eFLOW’s unique voting algorithm along with its component for approximate search on very large databases, further increase recognition rates and speed up the process. The foregoing statement does not constitute our commitment to deliver these products. New versions will be released if and when available.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

          The following table sets forth the identity of our directors, and senior management. The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Thomas C. Lavey	60	Chairman of the Board of Directors

Ido Schechter	42	Chief Executive Officer and Director

Arie Rand	44	Chief Financial Officer

Gideon Shmuel	32	Vice President of Sales

Oded Leiba	33	Vice President of Engineering

Ofir Shalev	32	Vice President of Research and Development

Victor Halpert	43	Director

Zamir Bar Zion	46	Director

Izhak Nakar	52	Director

Elie Housman	67	Director

Yehezkel Yeshurun	55	Director

William M. Landuyt	48	Director

          Thomas C. Lavey became a Director of TiS in August 2002 and the Board elected him as non-Executive Chairman at the same meeting. Since September 2003, Mr. Lavey has served as Executive Vice President of Global Sales and Business Development at Taleo Inc.  Previously Mr. Lavey served as Executive Vice President, Worldwide Field Operations of MS2, Inc, which provides product life cycle automation software Prior to joining MS2, Mr. Lavey was senior vice president of worldwide operations at Extricity, which became part of Peregrine Systems and provided B2B relationship management software. Mr. Lavey also served as senior vice president at i2 Technologies and, from 1994 through 1999, he served as vice president of application sales at Oracle Corporation. Mr. Lavey has a bachelor’s degree in mathematics from Penn State University and an MBA from the University of Southern California.

          Ido Schechter has been the CEO of TiS since January 2002 and has been a director since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS’ ASP2 , an initiative of TiS to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the TiS’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

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

          Oded Leiba is Vice President of Engineering, and has held that position since May 2001. From May 1999 to May 2001, Mr. Leiba was our representative in Japan and worked with its exclusive distributor, EDMS for a period of three years. Before joining TiS, Mr. Leiba was employed as a senior level programmer at VISA where he was involved in the installation of the first of our forms-processing system (AFPS) from the client side. Oded Leiba holds a Bachelor of Arts in Computer Science and Business Management from Tel Aviv University.

          Ofir Shalev has served as Vice President of Research and Development since October 2002. Prior to his promotion to Vice President of Research and Development, Mr. Shalev served as our Director of Recognition for three years. During this period, Mr. Shalev was responsible for the development of TiS’ semi-structured data module that plugs into the eFLOW Unified Content Platform™ . In this position, Mr. Shalev was responsible for maintaining TiS’ technological advantages over its competitors in the recognition arena. Before joining TiS, Mr. Shalev served as a senior development leader at the Israeli Defense Force. Mr. Shalev holds a Bachelor of Science degree from the Technion, the Israeli Institute of Technology, and is a candidate for a Master of Science degree in Computer Science from the Open University in Israel.

          Victor Halpert was elected to serve as an external director of TiS at the shareholders’ meeting in December 2003. Mr. Halpert has served in various positions in the field of equity research. From June 1999 through January 2003 Mr. Halpert served as director for Salomon Smith Barney in New York, NY. From January 1998 through May 1999 Mr. Halpert served as vice president (equity research, telecommunications and technology) for Robertson Stephens, New York, NY. From January 1995 through December 1997, Mr. Halpert served as vice president for Salomon Brothers Inc. New York, New York. Mr. Halpert has a bachelor’s of science degree in Accounting from State University of New York, College at New Paltz, NY, a Master of Science in Accounting from the University of Illinois at Chicago, Graduate Business School and an MBA from the University of Chicago Graduate Business School.

          Zamir Bar-Zion was elected to serve as an external director of TiS at the shareholders’ meeting that took place in December 2003. Mr. Bar-Zion served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998 Mr. Bar-Zion served as a private financial consultant. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York Institute of Technology, an MA from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University. Currently, Mr. Zamir represents Piper Jaffrey in Israel.

          Izhak Nakar founded TiS and served as its Chief Executive Officer from inception until December 2001. He has been a director of ours since 1991. In 1997 he initiated an entrepreneurial venture, TopGuard that was later sold to Elron. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Tel-Aviv University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies.

          Elie Housman has been a director of TiS since May 2000. Mr. Housman joined InkSure in February 2002 as Chairman. Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies, deltathree, Inc., ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Jazz Photo, Inc., and Bartech Systems International, Inc., which are both privately held companies in the United States.

          William M. Landuyt, has been a director of TiS since March 2, 2004.  Mr. Landuyt has been a Principal at Charterhouse Group International, Inc. since December 2003.  He served as Chairman of the Board and Chief Executive Officer of Millennium Chemicals Inc. from its demerger from Hanson Plc (“Hanson”) in October 1996 until July 2003. He had served as the President of that company from June 1997 until that date. Mr. Landuyt was Director, President and Chief Executive Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel Corporation from April 1997 until October 2003.

          Yehezkel Yeshurun has been a director of the Company since December 2004.  He brings to Top Image Systems’ Board of Directors over 25 years of technical and management experience. He is a faculty member in the School of Computer Science at Tel Aviv University, and his research areas are Computer Vision, Pattern Recognition and Computational Neuroscience. He authored more than 80 scientific publications and served on numerous international program committees. Professor Yeshurun has co-founded several technology companies including us and TapGuard (provider of QoS solutions over the internet, acquired by Elron Software (NASDAQ: ELRN)), and is the Chairman of the Board of ForeScout Technology (Internet Security startup). Among other positions, he served as the chairman of the Department of Computer Science at Tel Aviv University, chairman of the Israeli National Committee for IT, a member of the board of the Israeli chapter of W3C, a board member of the US-Israel Science and Technology Commission and a member of the board of governors of the International Association for Pattern Recognition. Professor Yeshurun holds a Ph.D. in Mathematics from Tel Aviv University and held visiting positions at New York University, McGill University and the University of Paris.

          There are no familial relationships between any of the persons named above. Elie Housman and was initially appointed to the Board seat by Charter pursuant to the terms of the investment by Charter in us and a voting agreement with Mr. Nakar. For further details, see the sections entitled “Major Shareholders” and “ – Related Party Transactions” in this report. Mr. Housman left the employ of Charterhouse in 2001.

Compensation

          For the year ended December 31, 2004, the compensation paid, and value of benefits in kind granted, to Ido Schechter, our Chief Executive Officer, was $353,620, which was comprised of a base salary of $175,951, bonus of $114,168 and $63,501 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2004, directors or members of our administrative, supervisory or management bodies during that time was $513,304. In addition, in 2004, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 95,000 ordinary shares under our ESOP 2003 with an exercise price of $3.27 per share. For further details, see the section herein entitled “Directors, Senior Management and Employees.” The compensation paid to all persons other than Ido Schechter does not include (i) reimbursement of directors’ expenses, (ii) $ 197,628 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to our officers, and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

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

1.

Upon resignation by Mr. Nakar in connection with a merger, acquisition, sale of all or substantially all of assets or other change of control of us or, “Change of Control”, (i) Mr. Nakar would be entitled to receive a lump sum payment in cash equal to three times the highest annual salary plus bonus received(or scheduled to be received) by Mr. Nakar during any annual period covered by the employment agreement; (ii) we would be required to continue the benefits granted to Mr. Nakar and his family (at the same level in effect for one year prior to the date of termination or resignation) for a period of three years; (iii) the restrictions on competition contained in Section 8 of Mr. Nakar’s current employment agreement would be void and of no effect; and

2.

Upon termination of Mr. Nakar’s employment with us for any reason (other than a resignation by Mr. Nakar in connection with a Change of Control or a termination of Mr. Nakar’s employment for Cause), subject to the immediately following paragraph, (i) Mr. Nakar would be entitled to receive payments in cash, payable in eighteen equal monthly installments commencing immediately after termination of Mr. Nakar’s employment, equaling in the aggregate 1.5 times the highest annual salary plus bonus received(or scheduled to be received) by Mr. Nakar during any annual period covered by the Agreement; and (ii) we would be required to continue all of the benefits granted to Mr. Nakar and his family (at the same level in effect for one year prior to the date of termination or resignation) for a period of eighteen months).

          For so long as we did not default on our obligations set forth in paragraph 2 above, Mr. Nakar was subject to certain restrictions on competition contained in his employment agreement. Those restrictions lapsed in May 2004.

          In accordance with the foregoing and as a result of Mr. Nakar’s resignation of his employment, we recorded a non-recurring severance provision, the expenses in our financial statements for which were in the amount of approximately $759,000 during prior years. See the immediately following section for a description of a consulting arrangement with Mr. Nakar.

Board Practices

          Board of Directors

          All directors (other than external directors) currently hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. External directors currently hold office for three years from their appointment (in December 2003) and until their successors are duly elected and qualified at the relevant annual meeting. The external directors may be elected for one additional three-year period. TiS, at its shareholders meeting held on December 18, 2003, approved a monthly payment to Mr. Thomas C. Lavey in the amount of $2,000 as compensation for his service as a director and Chairman of the Board, and that Mr. Victor Halpert, Mr. Zamir Bar-Zion for their service as external directors, members of Audit Committee and the board of directors and Mr. Elie Housman for his service as member of the Audit Committee and board of directors receive as compensation a payment in the amount of 15,750 NIS per annum. In addition each of the above directors shall receive an amount of 3,000 NIS for each Board and/or Audit committee meeting attended. Mr. Izhak Nakar receives compensation for his service as a member of the board of directors, in the amount of 19,841 NIS per annum and 993 NIS for each Board and/or committee meeting attended.  We reimburse all of the directors for reasonable travel expenses incurred in connection with their activities on our behalf.

          Other than Mr. Nakar and Mr. Ido Schechter, no director or other member of our administrative, supervisory or management bodies has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment. For additional information on Mr. Nakar’s arrangement, see the section entitled “Compensation” in the section herein entitled “Directors, Senior Management and Employees.”

          In addition to the above, based on the resolution of the shareholders in a meeting held on December 18, 2003 as further clarified in the shareholders extraordinary meeting held on August 24, 2004, relating to a large-scale transaction between us and Toyo Ink Mfg. Co. Ltd. (Japan), Mr. Nakar has become entitled to receive a one time payment of $100,000 and, in addition, an annual fee of $100,000 as consideration for consulting services to be provided one week per month for our operation in Japan. At the conclusion of 6 months from the commencement of operation of our new business, discussions shall be conducted regarding the possibility of our paying Mr. Nakar a percentage of the income received by us from the operations of the new business and, if so resolved at that time, what percentage of such income shall be paid. In addition, should we require the active involvement of Mr. Nakar with any other business of ours, then he shall be paid a fee of $1,000, plus reimbursement of any expenses, for every business day invested by him with regard to same. During 2004, we recorded on our books an amount of $ 267,631 for Mr. Nakar’s services.

Independent Directors

          The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 4200(15) thereof. The board of directors has determined that each of Zamir Bar Zion, William Landuyt, Elie Housman, Yehezkel Yeshurun, Victor Halpert, and Thomas Lavey is an independent director for purposes of the NASDAQ rules.

          Audit Committee; Remuneration Committee

          The new Israeli Companies Law (5759-1999), which became effective February 1, 2000, requires that public companies appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the external directors of the Company. The chairman of the board of directors, any director employed by or otherwise providing services to the Company, and a controlling shareholder or any relative of a controlling shareholder, may not be members of the audit committee. Our audit committee is governed by an audit committee charter, which is an exhibit to our registration statement on Form F-1 which became effective on March 1, 2005.

          We are also required by the rules of the NASDAQ Stock Market to establish an audit committee, all of whose members are independent of management, and to adopt an audit committee charter. Our two external directors, Victor Halpert and Zamir Bar-Zion, serve on the audit committee of the board of directors, along with Elie Housman.

          In August 2004, the board of directors authorized the establishment of a Compensation Committee. The current members of the Committee are Thomas C. Lavey (Chairman) and William M. Landuyt. At the time of establishing the Committee, the board of directors also adopted a Compensation Committee Charter to govern the operation of the Committee. Notwithstanding the provisions of the Compensation Committee Charter, the board of directors resolved to require the Committee to submit its recommendations to the board of directors, which shall be solely authorized to approve the recommendations of the Compensation Committee.

Employees

          As of December 31, 2004, we employed 48 full-time employees and one part time employee in our headquarters. Five are employed in administration and three in finance, seven in marketing and sales, and 33 in product development and production. In addition, our North American subsidiary employs three full-time persons and one half time person. Our German subsidiary employs 12 full-time persons and one half-time person, and our United Kingdom subsidiary employs nine full-time persons. Management believes that its relations with its employees are good.

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

          Pursuant to Israeli law, we are legally required, subject to certain exceptions, to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy the majority of this obligation by contributing funds to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining portion of this obligation is represented on our balance sheet as “Provision for severance pay.” The Israeli law has recently been amended to address some of the issues that were, in the past addressed only by the collective bargaining agreements mentioned above, such as procedures for dismissing employees, minimum wages and other issues.  In the event of contradiction between a provision of the law and that of a collective bargaining agreement, the principal for interpretation is that the provision which is more favorable to the employee will prevail.

Share Ownership

          Board of Directors, Senior Management and Certain Employees

          Mr. Izhak Nakar currently holds in his name 84,174 ordinary shares. These shares represent 1.0% (0.8% on a fully diluted basis) of our outstanding share capital. In addition, Mr. Nakar and members of his immediate family own Nir 4 You Technologies Ltd., an Israeli company that holds 280,000 ordinary shares amounting to 3.2% (2.5% on a fully diluted basis) of our outstanding share capital. None of the ordinary shares discussed in this section have different voting rights than those of other outstanding ordinary shares.

          Charter owns 2,000,000 ordinary shares representing 22.8% (17.9% on a fully diluted basis) of our outstanding share capital.

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

          Employee Share Option Plan (1996)

          In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996). ESOP 1996 authorizes the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options. At December 31, 2004, options to purchase 101,875 ordinary shares were outstanding under the plan at exercise prices between $0.52 and $5.00 per share. All of the outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates. No exercises of options took place during 2003. During 2004, 18,875 options had been exercised and 23,125 had been forfeited through December 31, 2004.

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

          On February 28, 2000, we filed a registration statement on Form S-8 regarding ESOP 1996.

          Upon adoption of the Employee Share Option Plan (2003) all shares previously available for grant under ESOP 1996 that were not the subject of outstanding options, were transferred to such new plan (see below) and are subject to the terms of the new plan.

          Employee Share Option Plan (2000)

          The Employee Share Option Plan (2000) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder (“Section 102”), as applied prior to the implication of the tax reform in Israel, described elsewhere herein.

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

          A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of December 31, 2004, options to purchase an aggregate of 143,500 shares were outstanding. All of the granted options vest over a three-year period and have exercise prices between $0.99 and $4.125 per share The number of shares covered by an option granted under ESOP 2000 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations. During 2004, 5,000 options were exercised and 9,500 had been forfeited through December 31, 2004.

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

          Upon adoption of the Employee Share Option Plan (2003) all shares previously available for grant under ESOP 2000 that were not the subject of outstanding options, were transferred to such new plan (see below) and are subject to the terms of the new plan.

          Employee Share Option Plan (2003)

          An additional stock option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. We intend to file a registration statement on Form S-8 to register these shares. We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval shall provide the grantees the eligibility for certain benefits under Section 102 as revised by the Israeli tax reform.

          As of December 26, 2004, options to purchase an aggregate of 254,000 shares were outstanding at exercise prices between $1.31 and $2.67 per share.  During 2004, 153,000 options were granted and 15,000 had been forfeited through December 31, 2004.

          The board of directors and the shareholders of the Company approved the issuance of options to purchase an additional 650,000 ordinary shares pursuant to ESOP 2003.

          As of December 31, 2004, options to purchase 685,917 ordinary shares were available for future grant.

               Issuance of Options to Certain Persons

          In November 2001, we issued to Izhak Nakar, our then CEO and Yehezkel Yeshurun, our former Chief Scientist and a former director, options to each purchase 50,000 ordinary shares in exchange for the minority interest held by them in our subsidiary, e-Mobilis. For additional information, see the section herein entitled “Related Party Transactions.”

          At December 31, 2004, Mr. Yeshurun and Mr. Nakar had exercised all these options.

          In November 2002, we issued to Thomas C. Lavey, our Chairman of the Board of directors, options to acquire 20,000 ordinary shares at an exercise price of $0.46 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          As of December 31, 2004, Charter held 2,000,000 ordinary shares, or 22.8% (17.9% on a fully diluted basis) of our outstanding share capital. At that time, Izhak Nakar held in his name 84,174 ordinary shares, or 1.0% (0.8% on a fully diluted basis) of the outstanding share capital, and Nir 4 You Technologies Ltd., a company owned by Mr. Nakar and his immediate family, held 280,000 ordinary shares, or 3.2% (2.5% on a fully diluted basis) of our outstanding share capital. Except as provided in the Share Purchase Agreement described below, none of these shares have special voting rights attached to them.

          Charter acquired its ordinary shares in May 2000 in exchange for a $15,000,000 investment. Under the terms of the Share Purchase Agreement, the board of directors appointed by the shareholders meeting to serve immediately following the closing was comprised of seven members out of whom Charter designated four. Charter obtained the right to demand registration of its shares on three separate occasions, Charter was granted pre-emptive rights with respect to future issuances of securities by us, and certain informational rights. Charter’s right to appoint four of our seven directors was a one-time right only. This right is not attached to the shares purchased by Charter and the entire Board faces re-election at each annual general meeting. Currently, one person nominated by Charter, William Landuyt, serves on the Board.

          In connection with the investment by Charter, certain rights were granted to Mr. Nakar, our then Chief Executive Officer. These included the modification of Mr. Nakar’s compensation, as described in the section entitled “Compensation” in the section herein entitled “Directors, Senior Management and Employees.”, as well as the granting to Mr. Nakar of the right to demand registration of any or all of the shares held by him in the event that his employment was terminated under certain specific conditions. These rights to demand registration have come into effect following the termination of Mr. Nakar’s employment. The grant of these rights was approved by our board of directors, Audit Committee and shareholders. Charter and Mr. Nakar have requested the registration of the resale of the ordinary shares held by them or their affiliates. We registered the resale of those shares in our registration statement on Form F-1 which became effective on March 1, 2005.

          In accordance with the foregoing and as a result of Mr. Nakar’s resignation from employment, we recorded a non-recurring severance expense in our financial statements in the amount of approximately $759,000 during prior years. During 2004, we recorded on our books an amount of $ 267,631 for Mr. Nakar’s services.  For additional information, see the section entitled “Compensation” in the section entitled “Directors, Senior Management and Employees” herein, and Note 12 to the consolidated financial statements included herein.

          In January 2000, TiS, together with Izhak Nakar, our then CEO, and Yehezkel Yeshurun, our former Chief Scientist and a former director, established e-Mobilis Ltd. as a subsidiary of TiS. The shareholdings in e-Mobilis at that time were as follows: TiS held 80.2%, Mr. Nakar held 9.9% and Mr. Yeshurun held 9.9%. In November 2001, we acquired from Mr. Nakar, and Mr. Yeshurun, their interests in e-Mobilis. The acquisition was in consideration of the issuance to each of them of immediately vested options to purchase 50,000 ordinary shares at an exercise price of $2.00 per share. These options expire three years from the date they were granted and were valued at $90,000 using the Black Scholes valuation model. As of December 31, 2004, all these options were exercised.

          Twenty record holders of ordinary shares have declared postal addresses in the United States. These twenty record holders hold, between them, 92% of our outstanding share capital. There are no arrangements known to us that may at a subsequent date result in a change in control of us.

ITEM 8.	FINANCIAL INFORMATION

Consolidated statements and other financial information

Consolidated Financial Statements

See Item 18.

Other Financial Information

          The amount of export revenues constitutes a significant portion of our total revenues. The following is a  table giving details of our export revenues, as well as the breakdown of revenues between products and services.

Export Revenues
	2004	2003	2002

Export Revenues	10,994,226	8,288,344	7,753,019

Total Revenues	11,178,448	8,319,002	7,799,093

Percentage of Total Revenues	98%	99%	99%

Breakdown of Revenues
Product Revenues	62%	75%	82%

Service Revenues	38%	18%	18%

Legal Proceedings

          During 2003, we were named as a defendant in a case brought by a patent holder, Millennium LP in the district court for the Southern District of New York. In that case Millennium was asserting that certain image processing systems sold or offered for sale by the Company in the U.S. infringe certain U.S. patents held by Millennium. Subsequent to the reporting period, the Company has settled the matter for $ 250,000, which will be paid as follows: $ 100,000 at the time the settlement agreement was finalized and a monthly payment of $ 6,250 for 24 months. According to the settlement agreement, the abovementioned payment was for the release for past and covenant for the future. The settlement gave the Company a full release and discharge under the patents for all the company’s products sold by the company or its customers up to the date of the settlement agreement and from then on until the last patent expires.

          Dividend Policy

          To date, we have not paid any dividends on our ordinary shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We do not anticipate declaring or paying any dividend in the foreseeable future.

          Significant Changes

Recent $8 Million Private Placement

               On September 24, 2004, we sold 2,524,351 of our ordinary shares at a purchase price of $3.16 per share to institutional investors for gross proceeds to us of approximately $8 million.

          Pursuant to our agreements with the investors, we are obligated to use the net proceeds from the sale of our ordinary shares for working capital purposes and not (i) for the satisfaction of any portion of our debt (other than payment of trade payables and accrued expenses in the ordinary course of our business and consistent with prior practices), (ii) to redeem any equity or equity-equivalent securities in TiS, or (iii) to settle any outstanding litigation. Accordingly, upon exercise of the warrants, we intend to use the proceeds in accordance with the foregoing provision.

          The investors also received warrants to purchase up to an additional 1,262,188 ordinary shares, with an exercise price of $4.26 per share. The warrants expire on September 23, 2007.  The investors may only transfer the warrants to the investor’s affiliates, qualified institutional buyers, or in the event of our dissolution or winding down. The warrants contain a provision preventing a holder from exercising a warrant where the exercise would result in such holder beneficially owning more than 4.999% of our outstanding ordinary shares. Accordingly, no selling shareholder could be rendered a beneficial holder of more than 4.999% of our ordinary shares solely because of shares issuable to such shareholder upon exercise of such warrants held by the holder.

          We have the right, but not the obligation, to call upon prior notice all or part of the warrants if the market price for our ordinary shares is equal to $8.52 for 20 consecutive days. Our calling the warrants would require the holders of the warrants to timely exercise the warrants. Failure to so exercise would result in our cancellation of the warrants. If we call any warrants, we must issue to each holder exercising in response to our call notice replacement warrants to purchase a number of shares equal to the number of shares acquired upon such exercise, with an exercise price equal to 120% of the closing price on the day prior to the call notice we provide to the holders.

          Our shareholders approved the transaction at a special shareholders meeting held on August 24, 2004.

          Pursuant to our agreement with the investors, we are subject to restrictions with respect to the sale of our ordinary shares or securities convertible into our equity. Until March 1, 2006, before we are able to sell our securities, in most instances we are required to first offer the securities to the investors pursuant to terms set forth in our agreement with them. The foregoing terms and right of first offer could delay our efforts to raise capital and increase transaction costs and could limit our ability to obtain additional financing.

          In connection with the private placement, we filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration statement became effective on March 1, 2005.  However, we did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors, which has subjected us to liquidated damages of approximately $160,000 (plus interest).  In addition, any future failure to maintain effectiveness of the registration statement could subject us to additional liquidated damages, including if we fail to file an amendment to the registration statement within ten days of the Securities and Exchange Commission’s having notified us that an amendment is necessary for the registration statement to continue to be effective, or if we fail to  maintain the listing of our ordinary shares on the NASDAQ SmallCap Market.

          In accordance with prior agreements, we also registered the resale all of the ordinary shares held by Charter, Izhak Nakar and their affiliates on the same registration statement. We are required to maintain an effective registration statement covering the resale of our ordinary shares sold to the investors and the shares issuable upon exercise of the warrants issued to the investors until the earlier of the date that all shares issued and issuable to the investors and the holders of the warrants have been sold and the March 1, 2010.

          In connection with the transaction, Mr. Nakar and Charter agreed to vote in favor of the private placement and to waive preemptive and participation rights.

Acquisition of Our Japanese Distributor

          In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. (“Toyo”) which was, until then, the Company’s distributor in Japan, to acquire through its newly established Japanese subsidiary (“TISJ”), certain assets comprising the Toyo’s business of distributing the Company’s products in Japan. The consideration for the acquisition amounted to $1,965,214 (including $465,214 in transaction costs). In addition, the Company agreed to pay Toyo an annual amount equivalent to five percent (5%) of the total annual sales of TISJ in Japan derived from licensing and customization of software to customers transferred to TISJ by Toyo for two years from the closing. The payment of the annual amount is contingent on the continuance of service by certain employees that Toyo assigned to TISJ.

          Pursuant to the agreement, Toyo transferred certain assets including intellectual rights, customers and maintenance agreements from Toyo EDMS division to TISJ. TISJ also received the rights to distribute the Japanese localized version of TISJ products. Certain employees from Toyo’ professional team had been assigned to TISJ for a period of two years.

          The results of operations of the acquired business have been included in the financial statements of the Company since the date of acquisition.

          Allocation of the consideration paid to purchase the business was as follows:

Identifiable intangible assets	$1,500,000
Goodwill	465,214

Total assets acquired	$1,965,214

          The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750,000	5
Customer relations	750,000	5

	$1,500,000

ITEM 9.	LISTING

Stock price history

          The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		*Boston Stock Exchange	NASDAQ Small Cap Market

December 31, 2004	Hi	5.00	5.00
	Lo	2.13	2.13

December 31, 2003	Hi	3.140	3.140
	Lo	0.420	0.420

December 31, 2002	Hi	3.92	3.92
	Lo	0.42	0.42

December 31, 2001	Hi	4.04	4.90
	Lo	0.99	2.05

December 31, 2000	Hi	16.0	16.688
	Lo	1.875	2.375

          The high and low market prices for the ordinary shares for each financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		* Boston Stock Exchange	NASDAQ SmallCap Market

December 31, 2004	Hi	3.35	3.35
	Lo	2.72	2.72

September 30, 2004	Hi	3.23	3.23
	Lo	2.54	2.54

June 30, 2004	Hi	3.88	3.88
	Lo	3.14	3.14

March 31, 2004	Hi	4.44	4.44
	Lo	2.36	2.36

December 31, 2003	Hi	3.14	3.14
	Lo	1.90	1.90

September 30, 2003	Hi	2.20	2.20
	Lo	1.15	1.15

June 30, 2003	Hi	1.49	1.49
	Lo	0.61	0.61

March 31, 2003	Hi	0.77	0.77
	Lo	0.42	0.42

          For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		* Boston Stock Exchange	NASDAQ SmallCap Market

February 28, 2005	Hi	3.82	3.82
	Lo	3.28	3.28

January 31, 2005	Hi	3.25	3.25
	Lo	2.92	2.92

December 31, 2004	Hi	3.05	3.05
	Lo	2.13	2.13

November 30, 2004	Hi	3.49	3.49
	Lo	2.70	2.70

October 31, 2004	Hi	3.31	3.31
	Lo	2.71	2.71

September 30, 2004	Hi	3.23	3.23
	Lo	2.54	2.54

August 31, 2004	Hi	2.89	2.89
	Lo	2.13	2.13

July 31, 2004	Hi	2.71	2.71
	Lo	3.51	3.51

*  See the section entitled “Markets” below. While still listed on the Boston Stock Exchange, there has been no trading activity in the ordinary shares on that exchange since November 1999.

          Markets

          Effective November 1996, the ordinary shares were quoted on the Nasdaq SmallCap Market, under the symbol “TISAF” and listed on the Boston Stock Exchange, under the symbol “TPM.”  Effective April 29, 1999, the symbol for the ordinary shares was changed to “TISA” on the Nasdaq SmallCap Market. The ordinary shares are not publicly traded outside the United States.

          Although we are still listed on the Boston Stock Exchange, there has been no trading activity in our ordinary shares on that exchange since November 1999.  In March of 2005, our board of directors determined that we derive no material benefit from continued listing on the Boston Stock Exchange and authorized and directed management to commence voluntary delisting procedures.  Accordingly, we have filed an application with the Securities and Exchange Commission requesting approval of the delisting.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

          General

          TiS is registered with the Israeli Registrar of Companies. The registration number issued to TiS by the Registrar of Companies is 52-004294-6. The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.” In our December 18, 2003 shareholders meeting, we adopted new Articles of Association to provide for changes in the Companies Law.

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

          In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required unless our Articles of Association provide otherwise. Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest. The transaction must not be adverse to the company’s interest. If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties, then, in addition to any approval required by the board of directors or by the Articles of Association, it also must be approved by the audit committee prior to the approval by the board of directors, and, under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in the approval of a transaction brought before the board of directors or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

          With the exception of “Fixed Amounts” compensation to external directors, arrangements regarding the compensation of directors of a public company (whether regarding in their capacity as directors or regarding the provision of other services) require audit committee, board of directors and shareholder approval.

          External Directors

          Under the Israeli Companies Law which took effect on February 1, 2000, companies registered under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member. All of the external directors must be members of the Audit Committee. An external director must be an individual resident of Israel, who is qualified to serve as a director. However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel according to special allowances provided in relevant regulations. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

          Internal Auditor and Certified Public Accountant

          Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined above), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. In addition, the internal auditor may not be a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the general manager. The Company’s internal auditor is Mr. Eyal Weitzman of Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

          In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company. In our last shareholders meeting, on December 21, 2004, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

          Indemnification of Directors and Officers

          The Israeli Companies Law provides that an Israeli company cannot exempt an officer from liability with respect to a breach of his fiduciary responsibilities. While the Companies Ordinance, in effect through 1999, provided that an Israeli company could not exempt an officer from liability with respect to a breach of his duty of care or his duty of loyalty, the Israeli Companies Law now permits such exemption if formulated in accordance with such law. The Israeli Companies Law also permits entitling an office holder to indemnification subject to certain conditions. At the shareholders’ meeting on December 18, 2003, the Company adopted new Articles of Association which allow for insurance and indemnification for office holders for future liabilities. At the same meeting, the shareholders approved indemnification of the officers and directors of the Company, in the form described herein.

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

          Currently, we hold an insurance policy for our office holders that provides coverage limited to $10,000,000 in aggregate for the policy period, ending on December 31, 2004, and was renewed until December 31, 2005.

          Rights, Preferences, Restrictions of Shares

          We currently utilize one type of share, this being ordinary shares. Subject to Israeli law, dividends may be declared at a general meeting, following a recommendation by the directors. We may decide to declare a dividend in an amount that is less than that recommended by the directors or decide not to declare a dividend at all, despite a directors’ recommendation, but may not increase the amount of the dividend to more than the amount recommended by the directors. The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared. The directors shall pay such dividends upon receipt of a valid demand; however we are not liable to pay any interest on dividends.

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

          Our board of directors may convene an extraordinary general meeting when and as it sees fit. In addition the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either (i) at least two directors, (ii) at least one quarter of the directors of the Board or (iii) one or more shareholders who hold (A) an aggregate of at least five percent of our issued share capital and one percent of all voting rights, or (B) at least five percent of all voting rights. Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who wish to demand that an extraordinary general meeting be convened must be made in writing and sent to our registered office. The demand must detail the objects of the meeting and must be signed by all those making the demand.

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

          Limitations on a Change of Control

          There are no provisions in our Articles or other constituent documents other than as required by law that would have an effect of delaying, deferring or preventing a change in control of us. The holders of the warrants to be issued in connection with the private placement which is described under the heading “Liquidity and Capital Resources” have certain rights upon certain types of transactions that could make consummating such a transaction more expensive.

          Provisions Relating to Major Shareholders

          We are required by law to maintain a separate register of shareholders that hold five percent, or over five percent, of either our issued shares or voting rights.

          The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, as it does to “office holders” in the context of a related party transaction. For the purposes of this definition, the law deems two or more shareholders who hold voting rights in the company and each of which has a personal interest in the approval of a transaction being brought to the company for approval, as jointly holding such shares. See the section entitled “Directors-General” in this report. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company.

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

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

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

Contracts

          Neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document excepting the agreements relating to the investment of Charter and the related arrangements with Mr. Nakar. See the sections entitled “Major Shareholders” and “Related Party Transactions” and “Compensation” in the section entitled “Directors, Senior Management and Employees” in this report

Israeli Exchange Control Laws

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

          The Israeli statutory corporate tax rate on taxable business income until the fiscal year of 2003 was 36%. On June 29, 2004, the Israeli Parliament passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007. Notwithstanding the foregoing, the effective tax rate payable by a company (such as us), which derives income from an “Approved Enterprise” may be considerably less. See the section entitled “Law for the Encouragement of Capital Investments, 1959” in this report.

          As of December 31, 2004, we had net operating loss carryforwards of approximately $12,125,097, available to utilize against our taxable business income in future tax years. A portion of such losses expires over a period from 2005 through 2017 and the rest remains available indefinitely.

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

          We have elected to apply the so-called “Alternative Benefits Program” with respect to our income from Approved Enterprises. Under this program, the undistributed income derived from the Approved Enterprise is exempt from company tax with respect to business income for a defined period of time. The period of tax exemption ranges between 2 and 10 years, depending upon the location within Israel and the type of the Approved Enterprise. Because we are located in Tel Aviv, the period of tax exemption applicable is two years. On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates otherwise available for Approved Enterprises under the Investment Law for the remainder of the otherwise applicable benefits period.

          In addition, a company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate otherwise applicable to Approved Enterprises. Subject to certain conditions, a Foreign Investors’ Company is a company, which has more than 25% of its share capital (in terms of rights to profits, voting and the appointment of directors) and of its combined share and loan capital owned by persons who are not residents of Israel. The benefits enjoyed by a Foreign Investors’ Company depend on the percentage of share capital owned by non-residents, which percentage is determined for any tax year by the lowest percentage of any of the above rights held by non-residents during that year. A Foreign Investors’ Company pays tax at reduced rates ranging from 25% to 10% over a ten-year period, commencing the year in which each such Approved Enterprise first generates taxable income (rather than the otherwise applicable seven-year period discussed above). As of December 31, 2004, we qualified as a Foreign Investors’ Company.

          For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%

49% or more but less than 74%	20%

74% or more but less than 90%	15%

90% or more	10%

          Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the rate of 15% (compared to the standard rate of 25%), and the same rate will also be applicable to distributions made by a company out of dividends which it had received out of income derived by an Approved Enterprise. The rate of 15% is limited to those dividends and distributions paid out of income earned during the seven-year benefits period provided that such dividends and distributions are actually received by the shareholders at any time up to 12 years after the expiration of the seven-year period discussed above. A company such as us, which has elected to participate in the Alternative Benefits Program and pays a dividend from income derived by an Approved Enterprise during the tax exemption period under the Alternative Benefits Program, would be liable for company tax in respect of the gross amount distributed (i.e., the amount of the dividend grossed-up to include corporate and income tax payable or withheld with respect to the dividend) at the rate that would have been applicable had the Alternative Benefits Program not been elected (25%). The tax rate on dividends distributed by the Company to foreign residents may be reduced according to the tax rate of the tax treaty between Israel and the country in which such individuals reside.

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

          In the event that only a part of a company’s taxable income is derived from an Approved Enterprise or the company operates under more than one approval, its effective corporate tax rate is equal to a weighted average of the various applicable rates. A company owning “mixed enterprises” (i.e., a company whose income is derived from both an Approved Enterprise and other sources) may not distribute a dividend attributable only to the Approved Enterprise alone. Subject to certain provisions concerning income subject to the Alternative Benefits Program, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is equal to a weighted combination of the various applicable tax rates. We anticipate that the Law for the Encouragement of Capital Investments will be subject to substantial revision during 2005.

          On December 19, 2004, the Israeli government extended the term of the legislation pursuant to which the Ministry of Industry and Trade administers the Approved Enterprise programs for an additional three months. Unless extended again, future entitlements to the benefits under the statute shall expire on March 31, 2005. The government has extended the term of the legislation on previous occasions for three-month periods. Termination of the entitlement may affect our ability to make effective use of the benefits to which we are or may become entitled to as a result of our Approved Enterprise status. In the event that the term of the statute is extended beyond March 31, 2005, we anticipate that the statute will be substantially amended. An amendment could affect our eligibility for benefits.

          Law for the Encouragement of Industry (Taxes), 1969

          We currently qualify as an “Industrial Company” within the definition of the Law for the Encouragement of Industry (Taxes), 1969 and are, therefore, entitled to certain benefits, which are described below.

          Under the Industry Encouragement Law, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in any tax year, determined in NIS (exclusive of income from government compulsory defense loans, capital gains, interest, and dividends), is derived from Industrial Enterprises owned by that company. An “Industrial Enterprise” is defined as an enterprise whose major activity in a particular tax year is industrial production activity. Pursuant to the Industry Encouragement Law, an Industrial Company is entitled, under certain conditions, to an annual deduction of 12.5% of the purchase price of patents or certain other intangible property rights for each of the first eight years from the tax year in which it commenced use of such intangible property rights.

          Eligibility for the benefits under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that we will continue to qualify as an Industrial Company or will in the future be able to avail ourselves of any benefits under the Industry Encouragement Law.

          Taxation under Inflationary Conditions and Dollar Regulations

          Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

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

          Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”); or (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as the company). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

          United States Federal Income Tax Considerations

          Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of the company’s ordinary shares, referred to for purposes of this discussion as a “U.S. Holder,” that is:

•	citizen or resident of the United States;

•	corporation (or entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

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

          A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if the Company is a “qualified foreign corporation” for U.S. federal income tax purposes. The Company generally will be treated as a “qualified foreign corporation” if (i) the Company is eligible for benefits under the income tax treaty between the United States and Israel (the “Treaty”), or (ii) the ordinary shares are listed on an established securities market in the United States. Because the Company should be eligible for benefits under the Treaty, the Company should currently be treated as a qualified foreign corporation, and the Company generally expects to be a qualified foreign corporation during all taxable years before 2009. However, no assurance can be given that a change in circumstances will not affect the Company’s treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. In addition, a non-corporation U.S. Holder will not be eligible for the reduced rate (a) if such U.S. Holder has not held the ordinary shares for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend rate, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares), are not counted towards meeting the 61-day holding period. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

          U.S. Holders will include in their gross income any dividend paid in NIS in an amount equal to the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date the dividends are received, regardless of whether the dividend payments are actually converted into U.S. dollars. U.S. Holders will have a tax basis in any NIS distributed by the Company equal to the U.S. dollar value of the NIS on the date of receipt. Generally, any gain or loss resulting from exchange rate fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

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

          The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat the company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. Holder owns ordinary shares and if the company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event the company is classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

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

          The Company believes that it was not a PFIC in 2004. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that the Company will not become a PFIC. If the company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares in the event that the Company qualifies as a PFIC.

          Tax Consequences for Non-U.S. Holders of Ordinary Shares

          Except as described in the section entitled “Information Reporting and Back-up Withholding”, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

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

          Information Reporting and Back-up Withholding

          U.S.Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

          In designing and evaluating our disclosure controls and procedures and internal control over financial reporting, we recognize that any such controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

          Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2004.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

          As described above (under “Risk Factors We could be subject to an enforcement action by the Securities and Exchange Commission or private lawsuits in connection with our past failure to report as a United States issuer”), in December 2004, we revised our disclosure controls and procedures to require our controller to evaluate, and promptly report to our Chief Executive Officer and Chief Financial Officer, whether we qualify as a foreign private issuer on the last day of each fiscal quarter and if and when any of the following events occur:

          •  A change in the composition of our board of directors or our executive management;

          •  A purchase or sale of any assets by us other than in the ordinary course of business, or the relocation of any of our material assets to the United States; or

          •  A relocation of the administration of any material part of our business to the United States.

          There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEE AND SERVICES

Audit Fees

          Our Board of Directors appointed Somekh Chaikin (A member firm of KPMG International) (“KPMG”) Certified Public Accountants (Isr.)  as independent auditors to audit our financial statements for the fiscal year ended December 31, 2002.

          During 2003, the Board of Directors appointed Kost Forer Gabbay and Kasierer (a member of Ernst & Young Global) (“EY”) Certified Public Accountants (Isr.) as independent auditors to audit our financial statements for the fiscal year ended December 31, 2003.   EY was subsequently approved to audit our financial statements for the fiscal year ended December 31, 2004 in our shareholders’ annual meeting held on December 21, 2004.

          The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2004 and 2003 were $69,000 and $22,000 respectively.

          The aggregate fees billed by KPMG for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2004  and December 31, 2003 were $5,000 and $45,898 respectively.

Tax Fees

          For the fiscal year ended December 31, 2004 and 2003 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $30,415 and $50,500 respectively

          For the fiscal years ended December 31, 2004 and 2003,  no fees were billed by KPMG for tax compliance.

Non-Audit services

          For the fiscal year ended December 31, 2004 the aggregate fees billed by EY for other non-audit professional services, other than those services listed above, were $44,000.  Such services were comprised of accounting and other consultation. For the fiscal years ended December 31, 2004 and 2003 no fees were billed by KPMG for tax compliance.

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

See pages F-1 through F-45.

ITEM 19.	EXHIBITS

Number	Description

1.1

Amended and restated Articles of Association of the Company dated October 27, 2003 (incorporated by reference to exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December31, 2003).

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

2.1

Form of Public Warrant Agreement between the Company, the Warrant Agent and the Underwriter(incorporated by reference to exhibit 4.2 to the Company’s Registration Statement on Form F-1(registration number 333-05718)).

2.2	Form of Public Warrant Certificate (incorporated by reference to exhibit 4.3 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.3	Form of Underwriter’s Warrant Agreement (incorporated by reference to exhibit 4.4 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.1	Top Image Systems, Ltd. Employee Stock Option Plan (1996) (incorporated by reference to exhibit10.1 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

4.2

Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560)).

4.3	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company registration statement on Form S-8 filed on December 19, 2002).

4.4	Employee Agreement between the Company and Ofer Comay (incorporated by reference to exhibit10.4(a) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.5	Employee Agreement between the Company and Ziv Koren (incorporated by reference to exhibit10.4(c) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.6	Employee Agreement between the Company and Stuart Melnick (incorporated by reference to exhibit10.4(d) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.7	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to exhibit10.4(e) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.8	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.9	Employee Agreement between the Company and Yehezkel Yeshurun (incorporated by reference to exhibit 10.4(g) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.10

English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.11

English translation of a Personal Employment Agreement between the Company and Tal Marom(incorporated by reference to exhibit 3.26 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.12

English translation of an Amendment to Employment Agreement between the Company and Tal Marom (re: updating of compensation and position for 2001) (incorporated by reference to exhibit 3.27 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.13

English translation of a Personal Employment Agreement between the Company and Norman Kreger(incorporated by reference to exhibit 3.28 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.14	English translation of a Salary Adjustment letter for Norman Kreger (incorporated by reference to exhibit 3.29 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.15

Share Purchase Agreement, dated as of February 11, 2000, by and between Charter-TIS LLC and the Company, as amended by Amendment #1 thereto, dated as of April 28, 2000 (incorporated by reference to exhibit 3.32 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.16

Registration Rights Agreement, dated as of May 8, 2000, among the Company, Charter-TIS LLC and Izhak Nakar (incorporated by reference to exhibit 3.33 to the Company’s annual report on Form 20-F(registration number 001-14552)).

4.17

Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar(incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.18

English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.19

English translation of Employment Agreement between the Company and Dan Inbar dated December31, 2001 (incorporated by reference to exhibit 3.38 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.20

Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.21

OEM License Agreement between the Company and CharacTell Ltd. dated July 16, 2001(incorporated by reference to exhibit 3.40 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.22

Agreement between the Company and Elsag spa regarding software and services for the population census of Italy dated March 18, 2002 (incorporated by reference to exhibit 3.42 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.23

Statement of Work to Subcontractor Agreement between the Company and NCR (Cyprus) Ltd. regarding software and services for the population census of Italy dated June 22, 2001 (incorporated by reference to exhibit 3.43 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.24

Agreement between the Company and CMC Ltd. regarding software and services for the population census of India dated December 12, 2001 (incorporated by reference to exhibit 3.44 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.25

Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company’s current report on Form 6-K filed June 10, 2004).

4.26

Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company’s current report on Form 6-K filed June 10, 2004).

4.27	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

4.28	Business Transfer Agreement between the Company and Toyo Ink Mfg. Co., Ltd., dated as of August, 2004.

8	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Somekh Chaikin – member firm of KPMG International.

14.2	Consent of Kost Forer Gabbay & Kasierer – member of Ernst & Young Global.

15.1	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003.)

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

	By:	/s/ Ido Schechter

Name: Ido Schechter
Title: Chief Executive Officer

Date: March 31, 2005

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TOP IMAGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003,  and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with Israeli generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles, as described in Note 19 to the consolidated financial statements.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 13, 2005	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Top Image Systems Ltd. and its Consolidated Subsidiaries

We have audited the accompanying Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows of Top Image Systems Ltd. and subsidiaries (the “Company”) for year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is summarized in Note 19 to the consolidated financial statements.

Somekh Chaikin
Tel Aviv, Israel
Certified Public Accountants (Isr.)
Amember firm of KPMG International

March 11, 2003

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In U.S. dollars

			December 31,

	Note		2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents			$10,136,141	$5,854,436
Marketable securities	3		278,635	276,515
Trade receivables, net	4		5,541,006	4,606,254
Other current assets	5		566,258	413,716

Total current assets			16,522,040	11,150,921

LONG-TERM DEPOSITS	11b	(2)	147,065	85,995

PROPERTY AND EQUIPMENT:	6
Cost			2,194,509	1,778,512
Less - accumulated depreciation			1,576,285	1,386,998

			618,224	391,514

INTANGIBLE ASSETS:	7
Goodwill, net			453,584	—
Other intangible assets, net			1,418,750	—

			1,872,334	—

Total assets			$19,159,663	$11,628,430

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In U.S. dollars (except share data)

		December 31,

	Note	2004	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans	8	$1,707,151	$1,592,020
Trade payables		404,522	305,953
Other accounts payable and accruals	9	2,177,951	1,899,835

Total current liabilities		4,289,624	3,797,808

LONG-TERM LIABILITIES:
Accrued severance pay, net	10	186,514	190,916

COMMITMENTS, CONTINGENCIES AND CHARGES	11

SHAREHOLDERS’ EQUITY:	12
Share capital:
Ordinary shares of NIS 0.04 par value - Authorized: 125,000,000 shares at December 31, 2004 and 2003; Issued and outstanding: 8,753,991 and 6,120,765 shares at December 31, 2004 and 2003, respectively		96,766	73,274
Additional paid-in capital		29,578,981	22,380,262
Accumulated deficit		(14,992,222)	(14,813,830)

Total shareholders’ equity		14,683,525	7,639,706

Total liabilities and shareholders’ equity		$19,159,663	$11,628,430

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

In U.S. dollars (except share data)

		Year ended December 31,

	Note	2004	2003	2002

Revenues:
Product revenues	16	$6,964,418	$6,210,526	$6,423,348
Service revenues		4,214,030	2,108,476	1,375,745

Total revenues		11,178,448	8,319,002	7,799,093

Cost of revenues:
Product costs		1,970,670	1,794,880	2,268,915
Service costs		1,501,429	544,910	736,548

Total cost of revenues		3,472,099	2,339,790	3,005,463

Gross profit		7,706,349	5,979,212	4,793,630

Operating costs and expenses:
Research and development		929,432	863,209	1,340,408
Selling and marketing		4,546,695	3,768,901	5,386,460
General and administrative		2,588,014	2,049,525	1,764,157
Restructuring and other special charges	13	-	-	313,955

Total operating costs and expenses		8,064,141	6,681,635	8,804,980

Operating loss		(357,792)	(702,423)	(4,011,350)

Financial income, net	14	179,400	98,376	187,318
Other expenses, net		-	-	(3,756)

Net loss		$(178,392)	$(604,047)	$(3,827,788)

Net loss per share	18	$(0.03)	$(0.10)	$(0.63)

Weighted average number of shares outstanding used in the computation of loss per share	18	7,092,434	6,252,996	6,098,890

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In U.S. dollars (except share data)

	Share capital		Additional

	Number of shares	Amount	paid-in capital	Accumulated deficit	Total

Balance at January 1, 2002	6,098,890	$73,079	$22,329,513	$(10,381,995)	$12,020,597

Amortization of deferred stock
compensation	-	-	9,456	-	9,456
Net loss	-	-	-	(3,827,788)	(3,827,788)

Balance at December 31, 2002	6,098,890	73,079	22,338,969	(14,209,783)	8,202,265

Exercise of stock options	21,875	195	40,761	-	40,956
Amortization of deferred stock compensation	-	-	532	-	532
Net loss	-	-	-	(604,047)	(604,047)

Balance at December 31, 2003	6,120,765	73,274	22,380,262	(14,813,830)	7,639,706

Issuance of shares and warrants, net	2,524,351	22,519	6,959,647	-	6,982,166
Exercise of stock options	108,875	973	239,072	-	240,045
Net loss	-	-	-	(178,392)	(178,392)

Balance at December 31, 2004	8,753,991	$96,766	$29,578,981	$(14,992,222)	$14,683,525

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In U.S. dollars

	Year ended December 31,

	2004	2003	2002

Cash flows from operating activities:

Net loss	$(178,392)	$(604,047)	$(3,827,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of deferred stock compensation	-	532	9,456
Depreciation and amortization	282,167	214,523	304,390
Accrued severance pay, net	(4,402)	29,767	(88,732)
Loss from sale of property and equipment, net	-	-	3,756
Currency fluctuations on marketable securities	(4,557)	(22,615)	19,633
Loss (gain) from marketable securities, net	2,379	21,050	(13,231)
Decrease (increase) in trade receivables, net	(934,752)	(1,457,473)	1,310,122
Decrease (increase) in other current assets	(152,542)	(114,552)	103,741
Increase (decrease) in trade payables	98,569	(46,644)	18,331
Increase (decrease) in other accounts payable and accruals	(181,510)	(536,910)	177,037

Net cash used in operating activities	(1,073,040)	(2,516,369)	(1,983,285)

Cash flows from investing activities:

Acquisition of business activity (a)	(1,762,763)	-	-
Purchase of property and equipment	(415,997)	(71,719)	(101,818)
Proceeds from sale of property and equipment	-	-	13,925
Proceeds from sale of marketable securities	138,062	253,377	255,000
Purchase of marketable securities	(138,004)	-	(500,000)
Decrease (increase) in long-term deposits	(61,070)	3,592	133,865

Net cash provided by (used in) investing activities	(2,239,772)	185,250	(199,028)

Cash flows from financing activities:

Proceeds from exercise of stock options	240,045	40,956	-
Increase in short-term bank loans, net	115,131	743,710	164,037
Proceeds from issuance of shares and warrants, net	7,239,341	-	-

Net cash provided by financing activities	7,594,517	784,666	164,037

Increase (decrease) in cash and cash equivalents	4,281,705	(1,546,453)	(2,018,276)
Cash and cash equivalents at beginning of the year	5,854,436	7,400,889	9,419,165

Cash and cash equivalents at end of the year	$10,136,141	$5,854,436	$7,400,889

Non-cash activities:

Accrued issuance expenses	$257,175	$-	$-

Accrued expenses on account of acquisition	$202,451	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

		Year ended December 31,

		2004

(a)	Acquisition of business activity:

	Net fair value of assets acquired and liabilities assumed at the acquisition date:

	Identifiable in tangible assets	$1,500,000
	Goodwill	465,214

		1,965,214

	Accrued expenses on account of acquisition	(202,451)

		$1,762,763

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:-	BUSINESS AND ORGANIZATION

	a.	General:

Top Image Systems Ltd. (“TIS” or “the Company”) is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the most efficient flow of information within and between organizations. The Company’s software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company’s shares are traded on the National Association of Securities Dealers’ Quotation System (“NASDAQ”) in the United States.

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

		Controlling shareholder	-	As defined in the Israeli Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996.

		Consumer Price Index	-	The Israeli Consumer Price Index (“CPI”) published by the Central Bureau of Statistics.

	c.	The following is a list of the subsidiaries, all of which are wholly-owned:

Company

TIS America Inc.
Top Image Systems B.V. (1)
TIS Deutschland GmbH (1)
Top Image Systems UK Limited (1)
E-Mobilis Ltd. (2)
Tele Image Systems Ltd. (2)
Top Image Systems Tis Japan Ltd. (3)

		(1)	During 2004, the Company changed its corporate structure in Europe and established a wholly-owned subsidiary in the UK which owned a wholly-owned subsidiary in Germany.

		(2)	Non-active company.

		(3)	Established in August 2004.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 1:-	BUSINESS AND ORGANIZATION (Cont.)

d.

In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. (“Toyo”) which was, until then, the Company’s distributor in Japan, to acquire through its newly established Japanese subsidiary (“TISJ”), certain assets comprising the Toyo’s business of distributing the Company’s products in Japan. The consideration for the acquisition amounted to $1,965,214 (including $465,214 in transaction costs). In addition, the Company agreed to pay Toyo an annual amount equivalent to five percent (5%) of the total annual sales of TISJ in Japan derived from licensing and customization of software to customers transferred to TISJ by Toyo for two years from the closing. The payment of the annual amount is contingent on the continuance of service by certain employees that Toyo assigned to TISJ.

Pursuant to the agreement, Toyo transferred certain assets including intellectual rights, customers and maintenance agreements from Toyo EDMS division to TISJ. TISJ also received the rights to distribute the Japanese localized version of TISJ products. Certain employees from Toyo’ professional team had been assigned to TISJ for a period of two years.

The results of operations of the acquired business have been included in the financial statements of the Company since the date of acquisition.

Allocation of the purchase consideration:

Identifiable intangible assets	$1,500,000
Goodwill	465,214

Total assets acquired	$1,965,214

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750,000	5
Customer relations	750,000	5

	$1,500,000

See Note 7 for expected amortization expenses.

For the year ended December 31, 2004 the revenues and net income included in the consolidated financial statements in respect of the acquired business amounted to $ 530,872 and $ 135,917, respectively.

e.

On September 24, 2004, the Company sold 2,524,351 Ordinary shares of the Company at a purchase price of $ 3.16 per share to institutional investors for gross proceeds of approximately $ 8 million (see Note 12a).

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 19.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars (“dollars”):

In 2001, the Israel Accounting Standards Board published Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates (“Standard No. 13”).

In accordance with paragraph 4 of Standard No. 13, the Company prepares its financial statements in dollars since the Company complies with the criteria in paragraph 29(a) of Opinion 36 of the Institute of Certified Public Accountants in Israel. The criteria in this paragraph are as follows: the majority of the revenues are generated in foreign currency, and the fixed assets, or the majority thereof, are purchased in foreign currency.

Amounts not denominated in dollars have been translated as follows:

Monetary items - at the exchange rate as of the balance sheet date.

Non-monetary items - at the historical exchange rate as of the date of the transaction.

Income and expenses - at the exchange rates as of the date of the relevant transactions or at average exchange rates for the periods when the transactions were made which approximate the actual exchange rate, except components deriving from non-monetary items (mainly depreciation) which are translated at the relevant exchange rate of the non-monetary item.

Differences arising from the above translation are included in financial income, net.

	c.	Translation of financial statements of foreign operations:

1.

On January 1, 2004, Standard No. 13 with respect to the effect of changes in foreign exchange rates became effective. Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were superseded when Accounting Standard No. 12, became effective.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Standard No. 13 deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the Company.

2.

The amounts in the financial statements of foreign operations that are integral to the operations of the Group companies are translated from foreign currency into Israeli currency as follows: non-monetary items are translated at historical exchange rates, monetary items are translated at the exchange rates as of the balance sheet date and the components of the statement of operations are translated at average exchange rates. Differences arising from the translation are included in financial expenses or income.

	d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.

Inter-company transactions and balances have been eliminated upon consolidation.

	e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date acquired.

	f.	Short-term marketable securities:

Marketable securities held for the short term and available for immediate sale are stated at quoted market prices at balance sheet date. Changes in their value are included in the statement of operations as financial income, net.

	g.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of the business acquired from Toyo (see Note 1d) and is amortized by the straight-line method over a period of 10 years.

	h.	Other intangible assets, net:

Intangible assets acquired upon the acquisition of a business from Toyo (see Note 1d) are amortized over their useful life of five years, using the straight-line method.

	i.	Trade receivables:

Trade receivables are recorded less the related allowance for doubtful trade receivables. Management considers current information and events regarding the debtor’s ability to repay their obligations, and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect amounts owed.

The allowance for doubtful accounts is determined in respect of specific debts whose collection is doubtful.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

		Computers	33
		Furniture and office equipment	6 - 15
		Leasehold improvements	Over the shorter of the
relevant lease period or the
useful life of the asset

	k.	Impairment of fixed assets:

On January 1, 2003, the Company adopted Accounting Standard No. 15, “Impairment of Assets”. This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized. During 2004, no impairment expenses were recognized.

	l.	Revenue recognition:

Product revenues include mainly sales of software and related hardware.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 97-2”). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (VSOE) of fair value. Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

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

Hardware sales are recognized when the product is delivered to the customer. Because the software is not essential to the functionality of the unrelated equipment, the equipment is not considered software-related and, therefore, is excluded from the scope of SOP 97-2.

Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

When services are considered essential, revenue under the arrangement is recognized using contract accounting based on Accounting Standard No. 4 (which does not differ significantly from Statement of Position No. 81-1). When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting, on the percentage of completion basis, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms and the percentage of completion can be reasonably estimated. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss.

If all the criteria for recognition of revenue from performance contracts are not met, revenue is recognized up to the amount of costs incurred whose collection is probable (“zero profit margin” presentation).

	m.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

	n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received during the years 2002 through 2004. Total royalties paid amounted to $ 14,530, $ 7,281 and $ 167,962 in 2004, 2003 and 2002, respectively and were recorded as part of the cost of revenues.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Deferred income taxes:

Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

Deferred tax balances are computed at the tax rate that will be in effect when those deferred taxes are released to the statement of operations.

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

Due to the Group’s history of losses, management currently believes that it is probable that the deferred tax assets regarding loss carryforwards and other temporary differences will not be realized, therefore, no deferred taxes were recorded.

	p.	Employee stock options:

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

	q.	Loss per share:

Loss per share is computed in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel (“ICPAI”).

	r.	Fair value of financial instruments:

Unless otherwise noted, the carrying amount of financial instruments approximates their fair value. Financial instruments consist of either cash and cash equivalents, marketable securities, trade receivables, short-term bank loans and credit or other instruments bearing interest at close to market rate.

In view of their nature, the fair value of financial instruments is usually identical to their carrying value.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. Cash and cash equivalents are deposited in major banks in the United States and Israel. Such deposits in the United States may be in excess of insured limits and are not be insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Group’s trade receivables derive mainly from sales to numerous customers in the Far East, Africa, Europe and the United States. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers’ financial condition and to date has not experienced any material losses.

	t.	Effects of new accounting standard on the financial statements:

In July 2004, Accounting Standard No. 19, “Taxes on Income” (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

In the Company’s estimation, adoption of the new Standard will not have a material effect on the Company’s financial position, operating results and cash flows.

NOTE 3:-	MARKETABLE SECURITIES

	December 31,

	2004	2003

Mutual fund participation certificates	$278,635	$276,515

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 4:-	TRADE RECEIVABLES, NET
		December 31,

		2004	2003

	Trade receivables	$6,195,181	$4,945,749
	Allowance for doubtful accounts	(654,175)	(339,495)

		$5,541,006	$4,606,254

NOTE 5:-	OTHER CURRENT ASSETS

	Employees	$19,663	$9,352
	Government authorities	318,170	228,901
	Prepaid expenses	203,721	175,463
	Other	24,704	-

		$566,258	$413,716

NOTE 6:-	PROPERTY AND EQUIPMENT

	Cost:
	Computers	$1,568,520	$1,270,039
	Furniture and office equipment	486,856	407,345
	Leasehold improvements	139,133	101,128

		2,194,509	1,778,512

	Accumulated depreciation:
	Computers	1,246,342	1,098,933
	Furniture and office equipment	260,737	231,610
	Leasehold improvements	69,206	56,455

		1,576,285	1,386,998

	Depreciated cost	$618,224	$391,514

As to charges, see Note 11c(1).

Depreciation expense amounted to $189,287, $214,523 and $304,390 for the years ended December 31, 2004, 2003 and 2002, respectively.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets arose from the acquisition of the business from Toyo in August 2004 (see Note 1d).

	a.	Goodwill:

		December 31,

		2004	2003

	Original amount	$465,214	$-
	Accumulated amortization	11,630	-

	Amortized cost	$453,584	$-

b.	Identifiable intangible assets:

	Original amount:
	Customer relations	$750,000	$-
	Acquired technology	750,000	-

		1,500,000	-

	Accumulated amortization:
	Customer relations	50,000	-
	Acquired technology	31,250	-

		81,250	-

	Amortized cost	$1,418,750	$-

c.	Amortization expenses for the year ended December 31, 2004 amounted to $ 11,630 and $ 81,250 for the goodwill and for other intangible assets, respectively.

d.	Estimated amortization expenses for the year ended:

December 31,	Goodwill	Other intangible assets

2005	$46,521	$303,750
2006	$46,521	$303,750
2007	$46,521	$303,750
2008	$46,521	$303,750
2009 and thereafter	$267,498	$203,750

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 8:-	SHORT-TERM BANK LOANS

	a.	Composition:

	December 31,

	2004	2003

Short-term bank loans in NIS (1)	$397,086	$502,991
Short-term bank loans in dollars (2)	1,310,065	1,089,029

	$1,707,151	$1,592,020

The Company has a revolving line of credit with banks for total borrowings of up to $ 1,500,000, based on 75% of its trade receivables. The line of credit is secured by a charge (see Note 11c(2)).

(1)

The balance includes both borrowing under the revolving line of credit in NIS bearing interest at a rate of prime + 1% for 2004 and 2003 (as of December 31, 2004 and 2003, the prime rate is 5.2% and 6.7%, respectively) and borrowings under the on-call line of credit in NIS bearing interest of 1.7% + bank cost (3.6%).

(2)

Borrowings under the revolving line of credit in dollars bearing interest at a rate of LIBOR + 2% for 2004 and 2003 (as of December 31, 2004 and 2003, the LIBOR rate is 2.375% and 1.125%, respectively).

b.	Interest expenses amounted to $ 72,404 and $ 68,119 for the years ended 2004 and 2003, respectively.

NOTE 9:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,

	2004	2003

Employees	$170,859	$135,860
Government authorities	398,403	315,010
Accrued expenses	1,035,750	844,996
Provision for accrued vacation pay	243,207	218,494
Deferred revenues	299,732	94,581
Other payables	30,000	44,309
Provision for accrued non-recurring retirement benefit	-	246,585

	$2,177,951	$1,899,835

NOTE 10:-	ACCRUED SEVERANCE PAY, NET

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

In U.S. dollars

NOTE 10:- ACCRUED SEVERANCE PAY, NET (Cont.)

The Company’s liability for required severance payments is covered by insurance policies. The accrual for severance pay reflected in the balance sheets is in respect of the uncovered liability.

The amounts deposited with insurance companies are not under the control of the Company, and therefore, are not included in the Company’s financial statements.

The balance of the liability is presented net of the amount deposited with a recognized severance pay fund as follows:

	December 31,

	2004	2003

Accrued severance pay	$757,727	$693,162
Less - amounts funded	571,213	502,246

	$186,514	$190,916

b.	Severance pay expenses amounted to $94,043, $56,839 and $234,819 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 11:- COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Legal proceedings:

During 2003, the Company was named as a defendant in a case brought by Millennium LP (“Millennium”), in the District Court for the Southern District of New York. In the case, Millennium asserted that certain image processing systems sold or offered for sale by the Company in the United States infringed on certain U.S. patents held by Millennium. In 2004, the Company settled the matter for $250,000, of which the Company paid $100,000 at the time the settlement agreement was finalized. The remainder is being paid in monthly installments of $6,250 over a period of 24 months. Pursuant to the settlement agreement, Millennium released the Company from any past and future infringement claims until the expiration of the patents.

b.	Commitments:

1.

With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! Software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $15,985 and $1,456 as of December 31, 2003 and 2004, respectively.

Royalties payable to the Office of the Chief Scientist of Israel's Ministry of Industry and Trade (“the OCS”) are classified as part of cost of revenues.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 11:- COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

2.

The Company has entered into an operating lease with Eldan Ltd. for the lease of a fleet of 32 motor vehicles. The leasing deposits are presented in the long-term deposits. Each lease is for a period of three years with monthly payments linked to the Israeli CPI. As of December 31, 2004, commitments are as follows:

2005	$211,094
2006	201,804
2007	80,718

Total	$493,616

3.

The Company leases offices for its activities. The remaining obligation periods range from one year to three years including extension periods. As of December 31, 2004, commitments for such leases are as follows:

2005	$551,762
2006	315,327
2007	202,824

Total	$1,069,913

Part of the lease agreements is secured by a bank guarantee in the amount of $ 52,928.

4.

In 2004 the Company renewed an engagement under which it has the right to use third party software during fiscal years 2005 and 2006. Pursuant to the agreement, the Company agreed to pay an annual license fee equal to the greater of $ 300,000 and 2.75% of related sales. The amount is due in four quarterly payments for each year.

c.	Charges:

1.

To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets. The charges are unlimited in amount and it may not be further pledged or transferred without prior consent of the beneficiaries.

	2.	To secure revolving credit facilities from a bank, the Company recorded a floating charge on its plant, assets and goodwill in favor of this bank.

	3.	To secure delivery of services to a customer, the Company issued a bank guarantee in the amount of $ 49,415.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 12:- SHAREHOLDERS’ EQUITY

a.

On September 24, 2004, the Company sold 2,524,351 Ordinary shares of the Company at a purchase price of $3.16 per share to institutional investors for gross proceeds of approximately $8 million. The Company filed a registration statement which had become effective by the SEC on March 1, 2005.

The investors also received warrants to purchase up to 1,262,188 Ordinary shares, with an exercise price of $4.26 per share. The warrants expire on September 23, 2007. If the registration statement of the shares and warrants would not have become effective by March 24, 2005, the investors could have affected a cashless (net issuance) exercise of the warrants.

The Company has the right, but not the obligation, to call upon prior notice all or part of the warrants if the market price for the Company’s Ordinary shares exceeds $8.52 for 20 consecutive days. If the Company uses this right, it will issue to the holders of the warrants exchange warrants containing the same terms and conditions as the warrants redeemed with an exercise price equal to 120% of the share price on the day immediately proceeding the call date.

In connection with the private placement, the Company filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration statement became effective on March 1, 2005. However, the Company did not obtain effectiveness of the registration statement within the timeframe set forth in its agreements with the investors, which has subjected the Company to liquidated damages of approximately $160,000 (plus interest).

b.	Stock options:

	1.	Employee stock options:

a)

The Company has reserved 115,000 Ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

As of December 31, 2004, 17,875 options are outstanding and exercisable at prices ranging between $2.77 and $5 per share.

		b)	Employee Stock Option Plan (1996):

In September 1996, the Board of Directors of the Company adopted, and the shareholders approved, the Employee Stock Option Plan (1996) (“the ESOP 96”). The ESOP 96 authorizes the granting of options to purchase up to 250,000 Ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.

As of December 31, 2004, options to purchase 101,875 Ordinary shares are outstanding under the plan at exercise prices between $0.52 and $5 per share. The outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

c)	Employee Stock Option Plan (2000):

The Employee Stock Option Plan (2000) (“the ESOP 2000”) is designed to benefit from, and is made pursuant to the provisions of Section 102 of Israel's Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder (“Section 102”).

A total of 240,000 shares have been reserved for the purposes of ESOP 2000. As of December 31, 2004, 143,500 options are outstanding. All of the options are vested over a three-year period, and have exercise prices between $0.99 and $ 4.125 per share.

d)	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) (“ESOP 2003”) is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.

The Company has reserved the minimum number of 181,242 shares, for the purpose of the ESOP 2003. The minimum number may be increased by the number of expired options from the ESOP 2000 and 96, but not more than 539,242 shares. Any shares which remain unissued and which are not subject to the outstanding options at the termination of the ESOP 2003 shall cease to be reserved for the purpose of the ESOP 2003, but until termination of the ESOP 2003 the Company shall at all times reserve a sufficient number of shares to meet the requirements of the ESOP 2003.

As of December 31, 2004, 254,000 options are outstanding. All the options have an exercise price between $1.31 and $3.27 per share.

In May 2004, the Board of Directors and the shareholders of the Company approved the issuance of options to purchase an additional 650,000 Ordinary shares pursuant to ESOP 2003.

e)	As of December 31, 2004, an aggregated amount of 685,917 options is still available for future grant under all of above mentioned plans.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

2.	The following is a summary of the Company’s stock options granted among the various plans (not including non-plan grants):

	Year ended December 31,

	2004		2003		2002

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	417,875	$2.46	434,500	$2.81	414,667	$2.53
Granted	153,000	$3.08	116,000	$1.34	54,000	$2.60
Exercised	(23,875)	$2.93	(6,875)	$1.59	-	$-
Forfeited	(47,625)	$2.75	(125,750)	$2.70	(34,167)	$3.54

Outstanding at the end of the year	499,375	$2.60	417,875	$2.46	434,500	$2.81

Exercisable at the end of the year	260,375		246,000		191,375

Weighted average fair value of options granted during the year		$1.93		$1.15		$0.38

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Range of exercise price	Options Outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable

$0.99-$1.70	157,375	4.92	$1.34	76,375	$1.37
$2.08-$2.85	175,000	3.45	$2.67	117,000	$2.65
$3-$4.125	151,000	4.95	$3.56	51,000	$4.13
$5	16,000	2.00	$5.00	16,000	$5.00

	499,375		$2.60	260,375	$2.71

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 12:-  SHAREHOLDERS’ EQUITY (Cont.)

	3.	Share purchase agreement:

In consideration of the purchase of 990,000 of E - Mobilis shares, the Board of Directors of the Company granted the sellers on November 8, 2001, options to purchase 100,000 Ordinary shares that vested immediately, at an exercise price of $2 per share. The options will expire three years from the date of grant by November 7, 2004. During 2003, 15,000 options were exercised and the remaining 85,000 options were exercised during 2004.

	4.	Options to directors:

On November 25, 2002, the shareholders of the company approved the grant of an option to purchase 20,000 fully vested Ordinary shares at an exercise price of $0.46 per share, to the Chairman of the Board of Directors. The exercise price was equal to the market price of the shares on the date of the grant. As of December 31, 2004, none of the options were exercised.

c.	Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS.

The Company does not anticipate paying dividends in the foreseeable future.

NOTE 13:-  RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES

a.

As of December 31, 2001, in accordance with an agreement with an officer of the Company, upon termination of employment, the officer was entitled to receive certain benefits which amounted to approximately $706,000 which were paid over an 18-month period.

b.

In October 2002, the Company’s management adopted and began the implementation of a restructuring plan. During 2002, the Company observed and experienced the effects of the worldwide economic slowdown in IT procurement. Purchasing was delayed and decision-making processes on deployment of new resources were significantly prolonged as compared with prior periods. Several customers delayed or put on hold business opportunities from which the Company expected to benefit. The restructuring plan was implemented in order to sustain the Company’s cash balances and adjust the operations for the revised business environment. A key portion of the plan was a reduction in personnel - certain positions were eliminated and the descriptions of other positions were altered. In accordance with the plan, the Company implemented lay-offs mainly in the headquarters located in Israel. The lay-offs included, among others, the dismissal of four employees in management positions.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 13:-	RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES (Cont.)

The charges related to the restructuring plan consist mainly of employee salaries and benefits to which they were entitled during the advance notice period, (for the period the employees did not work). In 2002, restructuring expenses amounted to $ 261,000. An additional $ 53,000 of special charges were recorded relating to benefits to which an officer of the Company is entitled following the termination of his employment.

NOTE 14:-	FINANCIAL INCOME, NET

	Year ended December 31,

	2004	2003	2002

Interest income	$84,185	$60,794	$143,543
Exchange rate gain and bank charges	93,037	58,632	38,504
Income (loss) from marketable securities	2,178	(21,050)	5,271

	$179,400	$98,376	$187,318

NOTE 15:-	TAXES ON INCOME

	a.	Israeli income taxes:

		1.	The Law for the Encouragement of Capital Investments 1959 (“the Law”):

The Company’s production facilities in Israel have been granted “Approved Enterprise” status under the above law. The Company has a program with three expansions, according to the “Alternative Benefits Track”. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%). Additionally, the Company is a “foreign investors company”, as defined by that law and, as such, is entitled to additional reduction of the tax to 15% — 20% (based on the percentage of foreign ownership in each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Company received approvals for the first program and two of its expansions during the years 1990, 1991 and 1999. The period of benefits for the fourth expansion has not yet commenced.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 15:-	TAXES ON INCOME (Cont.)

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2004, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

	2.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

	3.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

	4.	Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter - 30%.

	5.	The Company has received final tax assessments through the 1999 tax year.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 15:-	TAXES ON INCOME (Cont.)

b.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of the “Approved Enterprise”.

	c.	Carryforward losses:

As of December 31, 2004, the Company had operating losses carryforward for tax purposes in the amount of $ 4,565,218. The amount of the Company’s carryforward operating losses will be offset against taxable future income for an indefinite period.

As of December 31, 2004, the subsidiaries had operating losses carryforward for tax purposes in the amount of $ 7,559,879. A portion of such losses expires over a period from 2006 through 2018.

	d.	Deferred taxes:

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

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). The Company’s business is divided into the following geographic areas: Israel, the United States, Germany, the United Kingdom,Japan and other regions.

Total revenues are attributed to geographic areas based on the location of the customer.

	b.	Geographic information:

	Year ended December 31,

	2004	2003	2002

Product sales:
Israel	$141,699	$10,271	$13,166
Far East (excluding Japan)	598,431	1,315,888	690,769
Europe	5,356,075	4,279,397	2,656,670
North America	607,303	43,125	934,335
South America	-	506,000	70,000
Africa	166,000	55,845	432,478
Middle East (excluding Israel)	-	-	90,393
Japan	94,910	-	1,485,537
Other	-	-	50,000

	6,964,418	6,210,526	6,423,348

Service revenues:
Israel	42,523	20,387	32,908
Far East (excluding Japan)	325,554	139,238	125,348
Europe	2,610,505	1,449,099	834,663
North America	646,578	348,874	192,756
South America	-	10,000	23,544
Africa	13,900	88,379	70,976
Middle East (excluding Israel)	-	1,160	3,436
Japan	574,970	51,339	92,114

	4,214,030	2,108,476	1,375,745

Total revenues	$11,178,448	$8,319,002	$7,799,093

Sales to single customers exceeding 10% of sales:
Customer A	-	-	19%

Customer B	10%	17%	-

The Company’s substantial long-lived assets are located in Israel.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 17:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following transactions between the Company and related parties are included in the financial statements:

		Year ended December 31,

		2004	2003	2002

a.	Salaries and benefit expenses to officers who are directors and shareholders	$-	$24,383	$331,161

	Directors fees *)	$62,162	$32,264	$17,285

	*)	The Company has eight directors.

b.

Based on a resolution of the shareholders of the Company, one of its directors was entitled to an amount of $ 253,777 for consulting fees during the year 2004, in regard to the acquisition of the business in Japan which was recorded as part of the acquisition costs.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 18:-	LOSS PER SHARE

	a.	Details of the number of shares and net loss used in the computation of net loss per share:

			Year ended December 31,

			2004		2003		2002

			Weighted number of shares	Net loss	Weighted number of shares	Net loss	Weighted number of shares	Net loss

		Number of shares and loss, according to the statement of operations	6,905,559	(178,392)	6,102,496	(604,047)	6,098,890	(3,827,788)
		Effect of options whose exercise is probable	186,875	441	150,500	1,478	-	-

		Number of shares and net loss used for calculation of basic and diluted net loss per share.	7,092,434	(177,951)	6,252,996	(602,569)	6,098,890	(3,827,788)

	b.	The probability of conversion of the options was computed based on an interest rate of 2.5% in 2004, 1% in 2003 and 1.5% in 2002.

	c.	The effect of inclusion of options, whose exercise is not probable, would have been antidilutive.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES

	a.	Details of differences:

The Company prepares its financial statements in conformity with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. GAAP differ in certain significant respects as described below:

		1.	Functional currency:

According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity’s currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”).

A majority of the Company’s and certain of its subsidiaries’ sales is made outside Israel, mainly in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars. All transactions gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

According to Israeli GAAP, the Company prepares its financial statements in dollars since the Company complies with paragraph 29(a) to Statement 36 of the Institute of Certified Public Accountants in Israel (see note 2b).

The financial statements of certain subsidiaries have been translated into U.S. dollars, in accordance with Accounting Standard No. 13 of the Israel Accounting Standards Board in Israel. Differences deriving from the remeasurement are reflected in the statements of operations as financial income or expenses, as appropriate.

There was no effect of the differences between Israeli and U.S. GAAP.

		2.	Accounting for stock-based compensation:

According to U.S. and Israeli GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

Under U.S. GAAP, the Company applies Statements of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, on in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of SFAS No. 123.

Statements of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended by Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123”, requires companies that apply  APB No. 25 in accounting for employee stock options to provide pro forma information regarding net income (loss) and net earnings (loss) per share determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123.

For purposes of pro forma disclosure, the fair value for these options was estimated at the date of grant using a Black-Scholes Option pricing model, with the following weighted-average assumptions for each of the years ended December 31, 2002, 2003 and 2004: expected volatility of 85%, 116% and 83.8%, respectively; a risk-free interest rate of 1.5-2%, 2% and 3.14% respectively; dividend yield of 0% for all years; and a weighted-average expected life of 7, 4 and 4 years respectively.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expenses over the options’ vesting period, which is between three to four years.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

		Pro forma information under SFAS No. 123, is as follows:

			Year ended December 31,

			2004	2003	2002

		Loss:
		U.S. GAAP as reported in Note 19b(2)	$(167,927)	$(593,588)	$(3,825,545)

		Deduct - Stock-based employee compensation - intrinsic value	—	532	9,456

		Add - Stock-based compensation expense determined under fair value method for all awards	(178,010)	(104,172)	(187,076)

		Pro forma loss	$(345,937)	$(697,228)	$(4,003,165)

		Pro forma basic and diluted net loss per share	$(0.05)	$(0.11)	$(0.66)

		Basic and diluted net loss per share as reported under U.S. GAAP in Note 19b(3)	$(0.02)	$(0.10)	$(0.63)

	3.	Marketable securities:

According to Israeli GAAP, marketable securities designated for sale in the short-term are carried at market value, in accordance with Israeli Statement of Opinion No. 44. Unrealized gains from securities classified as a “current investment” in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. GAAP.

For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date, that its marketable securities should be classified as available-for-sale and stated at fair value, with unrealized gains and losses, reported in the accumulated other comprehensive income (loss), in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

4.	Impairment of long-lived assets:

According to U.S. GAAP, the Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

The accounting treatment according to Israeli GAAP is described in Note 2k.

There was no impairment loss due to either Israeli GAAP or U.S. GAAP.

5.	Accrued severance pay:

Under U.S. GAAP, the Company applies EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan” under which deferred vested benefits should record the obligation as if it was payable at each balance sheet date. Accrued severance pay is included in the balance sheet under total liabilities. Amounts funded through provident funds and insurance policies are included as an asset on the Company’s balance sheet. Income from earnings on amounts funded is added to the severance pay fund.

According to Israeli GAAP, accrued severance pay is included in the balance sheets net of severance pay fund.

See Note 10 for the related presentation in the balance sheets.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

6.	Comprehensive income:

Under U.S. SFAS 130, “Reporting Comprehensive Income”, the Company should include and display the specific income component as comprehensive income as part of the shareholders’ equity. Under Israeli GAAP, there are no such disclosure requirements.

See 4 below for the presentation of the statements of changes in shareholders' equity under U.S. GAAP.

Comprehensive income consists of net loss and net unrealized gain (losses) on securities and is presented as a separate component in the statement of changes in shareholders’ equity.

7.	Treatment of deferred income taxes:

Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidences it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.

All deferred tax assets under U.S. GAAP were fully reduced by a valuation allowance and therefore there is no effect of the difference between Israeli GAAP and U.S. GAAP.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,

	2004	2003

Carryforward losses	$3,920,167	$6,423,536
Accrued severance pay	63,415	68,730
Accrued vacation pay	82,690	78,658
Allowance for doubtful accounts	311,697	122,218
Provision for restructuring costs, bonuses and other special charges	44,426	88,771

Net deferred tax assets before valuation allowance	4,422,395	6,781,913
Valuation allowance	(4,422,395)	(6,781,913)

Net deferred tax assets	$-	$-

The deferred taxes are calculated using the tax rates expected to apply at the year they will be utilized, as known as of the balance sheet date.

The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses. Management currently believes that it is more likely than not that the deferred taxes will not be realized.

8.	Loss before taxes on income:

Additional disclosure required under U.S. GAAP:

	Year ended December 31,

	2004	2003	2002

Domestic	$(85,538)	$(57,698)	$(1,775,077)
Foreign	(92,854)	(546,349)	(2,052,711)

	$(178,392)	$(604,047)	$(3,827,788)

9.	Segment information:

According to Israeli GAAP, segment disclosures are provided in accordance with the Accounting Standard No. 11, “Segment Reporting”, which defines a business segment as a distinguishable component of an enterprise that is engaged in providing an individual product or service (or a group of related products or services) and that is subject to risks and returns that are different from those of other business segments.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

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

According to Israeli GAAP, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of options, warrants and other convertible securities is included in the computation of basic net loss per share if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

According to U.S. GAAP, basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings per Share”.

See Note 19b.(3) for the reconciliation of EPS.

11.	Business combination:

	a)	Goodwill amortization:

Under Israeli GAAP, goodwill is amortized over the estimated period of the benefit, but no longer than 20 years. Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP, under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

As of December 31, 2004, the effect of the accounting difference on the financial statements was $11,630 which were recorded as goodwill amortization under Israeli GAAP and will not be recorded as expenses under U.S. GAAP.

b)	Pro forma disclosure:

Under Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), pro forma information is required for business combinations.

Under Israeli GAAP, no pro forma disclosure is required for a business combination, but rather it is required to provide a disclosure of the impact of the acquisition (see Note 1(d)).

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

The following unaudited pro forma information represents what the Company’s results of operations would have been had the acquisitions of Toyo (see Note 1(d)) occurred on January 1, 2003 and 2004. The information does not purport to represent the results of operations of the Company for any future period.

	Year ended December 31,

	2004	2003

Revenues	$11,178,448	$12,632,887

Net loss –U.S. GAAP	$(167,927)	$(663,896)

Basic and diluted net loss per share for continuing operations	$(0.02)	$(0.11)

Weighted average number of Ordinary shares in computation of basic and diluted net loss per share	6,905,559	6,102,496

b.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

	1.	On balance sheet items:

	December 31, 2004			December 31, 2003

	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Assets:
Amounts funded with respect of severance pay	$-	$571,213	$571,213	$-	$502,246	$502,246
Goodwill	453,584	11,630	465,214	-	-	-

Total assets	$19,159,663	$582,843	$19,742,506	$11,628,430	$502,246	$12,130,676

Liabilities:
Amounts funded with respect of severance pay	$(571,213)	$571,213	$-	$(502,246)	$502,246	$-
Shareholders’ equity	(14,683,525)	11,630	(14,695,155)	(7,639,706)	-	(7,639,706)

Total liabilities and Shareholders’ equity	$(19,159,663)	$582,843	$(19,742,506)	$(11,628,430)	$502,246	$(12,130,676)

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

2.	On statements of operations items:

Loss from securities defined as available for sale and goodwill amortization should be reconciled as follows:

	Year ended December 31,

	2004	2003	2002

Net loss - Israeli GAAP	$(178,392)	$(604,047)	$(3,827,788)
Net adjustment to comprehensive income in respect of unrealized losses (gains) on marketable securities	(1,165)	10,459	2,243
Goodwill amortization expenses	11,630	-	-

Net loss - U.S. GAAP	$(167,927)	$(593,588)	$(3,825,545)

3.	On net loss per Ordinary share:

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,

	2004	2003	2002

Numerator for basic and diluted net loss per share - net loss available to shareholders	$(167,927)	$(593,588)	$(3,825,545)

Weighted average shares outstanding:

Denominator for basic net loss per share	6,905,559	6,102,496	6,098,890
Effect of dilutive securities	*) -	*) -	*) -

Denominator for diluted net loss per share	6,905,559	6,102,496	6,098,890

Basic and diluted net loss per share	$(0.02)	$(0.10)	$(0.63)

*) Anti dilutive.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

4.	Statement of changes in shareholders’ equity and comprehensive income (loss):

	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive income (loss)	Total

Balance at January 1, 2002	$73,079	$22,329,513	$10,179	$(10,392,174)		$12,020,597

Net unrealized losses on available-for-sale securities	-	-	(2,243)	-	$(2,243)	(2,243)
Net Loss	-	-	-	(3,825,545)	(3,825,545)	(3,825,545)

Comprehensive loss					$(3,827,788)

Amortization of deferred stock compensation	-	9,456	-	-		9,456

Balance at December 31, 2002	73,079	22,338,969	7,936	(14,217,719)		8,202,265
Net unrealized losses on available-for-sale securities	-	-	(10,459)	-	$(10,459)	(10,459)
Net loss	-	-	-	(593,588)	(593,588)	(593,588)

Comprehensive loss					$(604,047)

Exercise of stock options	195	40,761	-	-		40,956
Amortization of deferred stock compensation	-	532	-	-		532

Balance at December 31, 2003	73,274	22,380,262	(2,523)	(14,811,307)		7,639,706
Net unrealized gains on available-for-sale securities	-	-	1,165	-	$1,165	1,165
Net loss	-	-	-	(167,927)	(167,927)	(167,927)

Comprehensive loss					$(166,762)

Issuance of shares and warrants, net	22,519	6, 959,647	-	-		6,982,166
Exercise of stock options	973	239,072	-	-		240,045

Balance at December 31, 2004	$96,672	$29,579,075	$(1,358)	$(14,979,234)		$14,695,155

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars

NOTE 19:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (Cont.)

5.	Statements of cash flows:

a)	Cash paid for taxes on income during the years ended December 31, 2004, 2003 and 2002 amounted to $ 0, $ 0 and $ 33,296, respectively.

b)	Cash paid for interest during the years ended December 31, 2004, 2003 and 2002 amounted to $ 72,404, $ 20,226 and $ 123,692, respectively.

c)

For U.S. GAAP - SFAS 95, the effect of exchange rate changes on cash balances held in other non-dollar currencies shall be reported as a separate part of the reconciliation of the change in cash and cash equivalents during the period. The effect of exchange rate changes during the years ended December 31, 2004, 2003 and 2002 was $ 1,689, $ (237) and $ (5,000) respectively.

For Israeli GAAP, no such disclosures are necessary.

NOTE 20:-	RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first interim period beginning after June 15, 2005. The adoption of SFAS 123(R) will have a significant effect on the Company’s results of operations.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The “modified prospective” method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In U.S. dollars (except share data)

NOTE 20:-	RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

2.

The “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures either (i) all prior periods presented or (ii) the prior interim period of the year of adoption.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25, “The Intrinsic Value Method”, and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R)‘s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net loss and net loss per share above.

- - - - - - - - - - - - - - - - - - -