Form 20-F
period 2005-12-31
TOP IMAGE SYSTEMS LTD
filed 2006-03-28
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

________ Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer     ☐       Accelerated filer     ☐       Non-accelerated filer     ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

-i-

Forward-Looking Statements

        Certain matters discussed in this report on Form 20-F are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intend,” “project,” “believe,” “plan” or similar expressions identify some, but not all, of these forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely, including, but not limited to, those described under “Risk Factors” herein and in our subsequent filings with the United States Securities and Exchange Commission. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Certain Terms

        In this report, “we,” “us,” “our,” “TIS” and the “Company” refer to Top Image Systems Ltd. and its consolidated subsidiaries, collectively. References to “$” and “U.S. dollars” are to the lawful currency of the United States of America.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

        The following selected consolidated financial data are presented in accordance with generally accepted accounting policies in the United States, or U.S. GAAP. The selected consolidated financial data should be read in conjunction with and are qualified by reference to Item 5 of this report entitled “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this report.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	In thousands except for weighted average number of shares data

Statement of Operations Data:
Revenues	$11,959	$7,799	$8,319	$11,178	$16,820
Cost of revenues	3,072	3,005	2,340	3,472	6,763
Gross profit	8,887	4,794	5,979	7,706	10,057
Research and development, net	2,199	1,340	863	929	1,312
Selling, administrative and general	9,801	7,465	5,819	7,123	9,030
Financial expense (income), net	(287)	(187)	(109)	(178)	146
Other (income) expense	(34)	4	-	-	-
Tax on income					30
Net loss	(2,792)	(3,828)	(594)	(168)	(461)
Net basic and dilutive loss per share	$(0.458)	$(0.627)	$(0.11)	$(0.024)	$(0.053)
Weighted average number of shares
outstanding for basic and dilutive net
loss per share	6,098,890	6,098,890	6,102,496	6,905,559	8,764,222

	As of December 31,
	2001	2002	2003	2004	2005
	In thousands

Summary of Balance Sheet Data:
Cash and cash equivalents	$9,419	$7,400	$5,854	$10,136	$8,200
Working capital	11,292	7,739	7,353	12,232	12,137
Total Assets	16,161	12,488	12,130	19,742	20,360
Long Term debt	-	-	-	-	-
Total liabilities	4,140	4,286	4,490	5,047	6,142
Shareholders' equity	12,020	8,202	7,639	14,695	14,218

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

A slowdown in our customers’ industries could adversely impact the sale of our products and our prospects of achieving or maintaining profitability.

        A slowdown in the industries to which we sell our products would likely result in significantly reduced product demand, erosion of selling prices and overcapacity. Such a downturn could materially reduce demand for the products and technology that we offer. In addition, our ability to reduce expenses in response to any downturn or slowdown in such industries may be limited because of:

—	our continuing need to invest in research and development;

—	our capital equipment requirements; and

—	marketing requirements.

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

        Our ability to compete will depend upon our ability to offer state-of-the-art products in a timely and cost-effective manner. Our product decisions must anticipate the changing demand for products. If we are unable to develop, modify and enhance our existing technology to respond to such changing demands, standards and customer demands, our business could be adversely affected. In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

We have had a history of losses and may incur future losses.

        Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997 and 1998, and our losses may continue. For the year ended December 31, 2005, we had a net loss of $461,000, and accumulated deficit of $15,440,000. We plan to maintain the level of our aggregate product development expenses and may significantly increase our sales and marketing and administrative expenses in the near future. Accordingly, to maintain our current level of financial performance, we will need to increase or maintain our revenues. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

        Other factors that may contribute to fluctuations in our quarterly results of operations include:

—	the size, timing and shipment of orders;

—	customer deferral of orders in anticipation of new products, product upgrades or price enhancements;

—	the high level of competition that we encounter; and

—	the timing of our product introductions, upgrades or enhancements or those of our competitors or of providers of complementary products.

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

Large customers constitute a significant portion of our orders.

        Sales to large customers have historically accounted for a significant part of our sales. For example, a sale to CSC Australia Pty. Ltd. accounted for 10% of our sales in 2005, and sales to Swiss Post–Finance accounted for 10% and 17% of our sales in 2004 and 2003, respectively. If we are unable in the future to complete sales to large customers, our business, prospects and financial results could be adversely affected.

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

        ReadSoft, one of our competitors, filed a patent application entitled “Method and arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092). We believe that there are legal grounds for the patent to be revoked or substantially limited and are vigorously pursuing such ends. In May 2004, we filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. However, there is no assurance that our efforts will be successful. Although we do not believe that any of our products would infringe upon this patent, there is some risk that if the patent remains intact, ReadSoft may at some point in the future allege that we infringe on the patent, requiring us to dedicate time and resources to defend our intellectual property rights, which could impact our financial results. If ReadSoft were to prevail in such a claim, there could be a material adverse effect on our business, prospects and financial condition.

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

        Our success depends on our ability to protect our intellectual property. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. We have not obtained any patents and we cannot assure you that we will obtain any patents. In addition, we cannot assure you that:

—	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties; or

—	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

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

Our products may contain defects, damaging our reputation, causing a loss of customers, requiring us to allocate significant time and financial resources to correct, and potentially resulting in liability claims.

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

        In addition, our products are combined with complex products developed by other vendors. As a result, should problems occur, it may be difficult to identify the source or sources of the problems. Defects and errors, or end-user perception of defects and errors, found in current versions, new versions or enhancements of these products after commencement of commercial shipments may result in:

—	damage to brand reputation;
—	loss of customers;
—	delay in market acceptance of current and future products;
—	diversion of development and engineering resources to correct defects or errors; and
—	warranty or product liability claims.

        Defects, errors or successful product liability claims against us could have a material adverse effect on our business, prospects and financial results. For addition information on our warranty policy, see the subsection below entitled “Warranty and service.”

We engage in international sales, which expose us to a number of foreign political and economic risks.

        We engage in international sales, which are subject to a number of risks that could seriously impede our financial condition and growth. As a result of our product sales in various geographic regions, which we may expand in the future to new geographic regions, we are subject to the risks associated with international sales, including license requirements, economic and political instability, terrorism, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business.

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

        Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000. In addition, we cannot predict the effect on Israel or the Middle East generally of the recent elections in the Palestinian Authority in which Hamas, an Islamic movement responsible for many attacks against Israelis, has formed the new government. Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business condition, including our ability to develop, manufacture and market our products.

Our operations may be disrupted by the obligation of key personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually. Moreover, in light of the varying levels of hostilities and threats of armed conflict which have marked the Middle East since October 2000, our executive officers and employees may be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to increase our business or replace employees on active military duty. Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service. Any disruption in our operations could adversely affect our ability to develop and market products.

We may be adversely impacted by fluctuations in currency exchange rates.

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

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

        We may pursue the acquisition of related businesses or complementary businesses, including individual products or technologies, in an effort to expand capacity, enter new markets and diversify our sources of revenue. In 2004, we acquired the business of the EDMS division of Toyo Ink in Japan. We may not be able to successfully integrate the EDMS business into our existing business or to manage growth through acquisitions. Acquisitions and expansions may require significant additional expenditures, including integration and absorption costs, before we are able to obtain any benefits of integration resulting from them. These expenditures may strain management, financial and operational resources. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.

        Additionally, we may not succeed in retaining or hiring qualified management, sales, customer support, and technical personnel to integrate acquired operations, manage future growth effectively, and accomplish our overall objectives. Competition for qualified personnel is intense. If we expand too fast, or fail to integrate our new Japanese business or other new businesses, or lose key personnel from our new Japanese business or other businesses, there could be a material adverse effect on our business, prospects and financial condition.

Government grants we received for research and development expenditures may be reduced or eliminated in the future due to Israeli government budget cuts. Furthermore, our receipt of such grants limits our ability to develop products and transfer technologies outside of Israel, and require us to satisfy specified conditions.

        In the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and may decide not to continue the program in the future at its current level or to terminate it altogether. The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants. Such approval, if granted, will generally be subject to additional financial obligations. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties. See also “Governmental Regulation” in Item 4 herein.

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

        On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) that significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income subject to the provisions of the new law.

The resale of the ordinary shares and related warrants to purchase ordinary shares we issued in 2004 and registered, as well as the resale of certain other ordinary shares we recently registered, could negatively impact the market price of our ordinary shares.

        On September 24, 2004, we sold 2,524,351 of our ordinary shares at a purchase price of $3.16 per share to investors for gross proceeds to us of approximately $8 million. The investors also received warrants to purchase up to an additional 1,262,188 ordinary shares, with an exercise price of $4.26 per share. The warrants expire on September 23, 2007. In connection with the private placement, we filed a registration statement under the Securities Act of 1933 (the “Securities Act”) covering the shares purchased in the private placement (including the shares underlying the warrants). In accordance with prior agreements, the registration statement also covers the ordinary shares held by Charter TIS L.L.C. (“Charter”), an affiliate of Charterhouse Group, Inc., Izhak Nakar, and their affiliates. The registration statement became effective on March 1, 2005. We are required to maintain an effective registration statement covering the resale of our ordinary shares sold to the selling shareholders who purchased our ordinary shares in the September 24, 2004 private placement transaction, and the shares issuable upon exercise of the warrants issued to those investors, until the earlier of the date that all shares issued and issuable to the investors and the holders of the warrants have been sold and March 1, 2010. While the registration statement is effective, or pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if applicable, the investors, Charter and Mr. Nakar may sell their shares into the general trading market. Some of the shares issued in the private placement have already been sold. An influx of additional shares could exert downward pressure on the market price of our ordinary shares. Accordingly, there could be material adverse effect on the market price of our ordinary shares.

Our ordinary shares have been subject to frequent significant price fluctuations. If we fail to maintain minimum bid requirements, we could be delisted.

        Our ordinary shares are quoted on the NASDAQ Capital Market, and have been subject to frequent significant price fluctuations, due in part to speculative activity. We must continue to meet certain maintenance requirements, including minimum bid requirements, in order for such securities to continue to be listed on the NASDAQ Capital Market. If our securities are delisted from the NASDAQ Capital Market, investors’ liquidity in our securities could be reduced. Delisting or suspension of trading of our ordinary shares on the NASDAQ Capital Market could also trigger an obligation for us to pay liquidated damages to the investors in the private placement described in the preceding risk factors.

        In addition, if our securities were to be delisted from the NASDAQ Capital Market, our ordinary shares could be considered a “penny stock” under federal securities law. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

We do not intend to pay dividends

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

History and Development

        We were incorporated in March of 1991, are domiciled in Israel and exist as a company with a limited share capital subject to Israeli law. Our legal name is Top Image Systems Ltd. and our registered and principal executive offices are located in Israel at 2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, and our telephone number is 011-972-3-767-9100. Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

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

        TIS’ eFLOW™ provides enterprise-wide solutions for every data capture and content delivery need, all on a single platform, using one set of business rules. eFLOW™ allows a customer to integrate data from multiple sources, including the Internet, paper, fax, microfilm, microfiche, electronic, and email, and of different types such as invoices, freight and shipping bills, purchase orders and others, to provide a single connection to the enterprise application system. Our eFLOW™ platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the customer’s business.

        eFLOW™ is designed to address the needs of companies, institutions, government agencies, and other organizations with a broad range of form processing requirements (5,000 or more forms per day).

        eFLOW™ offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, sorting, and storing in databases for retrieval at a later date. Our technology can manage these tasks without the need to pre-design a working template.

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

        eFLOW™‘s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET and Microsoft Visual Basic for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files. Developing the advanced version of eFLOW Unified Content Platform™ , eFLOW™ Version 3.0 and future version, based on the Microsoft .NET technology ensures its compatibility to future Microsoft technologies and other technology partners, as well as its usability to our customers. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW ™ with other mission-critical applications to create fully integrated business solutions. eFLOW™ includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

        Targeting banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOW™ technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle by providing a single data collection entry point.

        Smart for Unstructured Content, a Mailroom Classification Solution

        Smart, the eFLOW™ plug-in for unstructured content, is an automated classification solution. By automatically capturing, recognizing, classifying and routing all incoming information, regardless of format or origin, Smart functions as the gateway to enterprise information systems.

        Smart offers a single point of entry for any kind of information entering the organization. Whether originating from paper mail, fax, email, or any other source, Smart automatically recognizes the image, understands it, and accordingly defines its destination within the organization. Smart consists of sophisticated artificial intelligence and machine learning algorithms, and provides tracking capabilities, while the digitized image of the document is routed for further processing. Additional benefits of Smart include reduced operational costs, quick and accurate delivery of business-critical information, elimination of burdensome paper-based information, and much improved mail security.

        Freedom for Semi-Structured Content, a Complete Invoices and Related AP Documents Processing Solution

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

        By automating the entire process of invoice handling, Freedom allows companies to improve efficiency, reduce cost, limit process cycles and eliminate errors, while improving business relationships with suppliers. Seamlessly integrating with any financial workflow and ERP systems such as SAP, Oracle and JD Edwards, eFLOW Freedom provides support throughout the entire invoice processing. eFLOW Freedom captures and classifies all kinds of invoices in paper or electronic formats. Line items are extracted and interpreted in both single and multi-page invoices.

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

        eFLOW Ability for SAP-users

        eFLOW Ability is an integrated module interfacing with SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems. eFLOW Ability improves invoice processing, reduces the time it takes for an invoice to be approved for payment and eliminates double payments, lost invoices and other human mistakes along the way.

        In addition, eFLOW Ability offers a complete SAP-oriented business workflow and an accounts payable document processing, approval, and validation solution.

        eFLOW Ability is a result of a successful cooperation between TIS and KPS-concepts, a German based company specialized in the development and integration of SAP business workflow solutions. The ability to seamlessly integrate into SAP R/3 creates a high-performance product line that companies can utilize to increase productivity, enhance the precision of entries and optimize cash management.

        eFLOW Ability empowers users to streamline and accelerate the processing of invoices and any other document, take advantage of efficient accounts receivable and accounts payable management, eliminate periodic posting peaks, reduce errors and increase financial reporting accuracy and transparency.

        AFPSPro™

        AFPSPro™ had been our flagship product until the introduction of the eFLOW Unified Content Platform™. We are at the end of the process of upgrading AFPSPro™ customers to eFLOW™ and plan to gradually phase out AFPSPro™.

        Principal Markets

        As of December 31, 2005, we operated branch offices in the United States, the United Kingdom, Germany and Japan through subsidiaries. Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America. These three territories, together with Germany, the UK and Japan, define our principal markets. In addition, we believe that there exist significant opportunities in France, South Africa, the Czech Republic, Spain, Australia, Belgium, the Netherlands and Luxembourg. During 2004, we added to our local subsidiaries several local sales representatives around the world, mainly in Europe , which contributed to the organic increase in sales in 2005. These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support. As part of our previously announced strategic plan, we established Top Image Systems Japan (TISJ) in 2004, in order to expand our already strong presence and market position in Japan and utilized a portion of the proceeds from our 2004 private placement to acquire certain assets of Toyo Ink’s EDMS division, as more fully described in the section entitled “Competition” below. We are currently exploring various options regarding our expansion plans. We continuously review opportunities for expansion in both new and existing markets.

        The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. Dollars in thousands)

	Year Ended December 31,
	2003		2004		2005
	$	%	$	%	$	%

Europe	4,280	69%	5,356	77%	5,604	57%
Far East (excluding Japan)	1,316	21%	598	9%	2,020	20%
South America	506	8%	0	0%	210	2%
Africa	56	1%	166	2%	512	5%
North America	43	1%	607	9%	734	7%
Israel	10	0%	142	2%	60	1%
Middle East (excluding Israel)	-	0%	-	0%	-	0%
Japan	-	0%	95	1%	748	8%
Other	-	0%	-	0%		0%

Total	6,211	100%	6,964	100%	9,888	100%

Service Revenues by Region
(U.S. Dollars in thousands)

	Year Ended December 31,
	2003		2004		2005
	$	%	$	%	$	%

Europe	1,449	69%	2,610	62%	3,396	49%
North America	349	17%	647	15%	868	13%
Far East (excluding Japan)	139	7%	326	8%	375	5%
Africa	88	4%	14	0%	53	1%
Japan	51	2%	575	14%	2,147	31%
Israel	21	1%	42	1%	78	1%
South America	10	0%	-	0%	15	0%
Middle East (excluding Israel)	1	0%	-	0%	-	0%
Other	-	0%	-	0%	-	0%

Total	2,108	100%	4,214	100%	6,932	100%

        Seasonality

        Our business significantly depends upon the requirements of large corporations and governmental agencies. Because many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year. This mode of operation affects our results of operations throughout the year. Nevertheless, in Japan, fiscal years generally end on March 31, thus activity in the Japanese market reduces the seasonality of our business. See the section of Item 5 herein entitled “Seasonality” for additional detail.

        Marketing Strategy

        Over the past few years, we have shifted our marketing emphasis from a time-and-labor intensive orientation, which required us to provide technical support and customization for our customers, to eFLOW™ , which is marketed as an “enterprise solution.” We now market eFLOW™ to value-added resellers, distributors and systems integrators to assist them in building form processing systems more quickly, easily, and economically at their customers’ locations. This change in our marketing strategy has freed us from having to expend resources in providing support and services to the end-user since value-added resellers, distributors and systems integrators increasingly perform these functions. As we have shifted our marketing strategy from “project-oriented” to “solution-oriented,” we have increasingly sought strategic alliances with value-added resellers, distributors and systems integrators. This has also enabled us to expand our market share in new geographic markets by partnering with the top-tier value-added resellers, distributors and systems integrators located in or selling products in each country. This enables us, together with each partner, to initiate common marketing and sales strategies and, thereby, to generate sales. This strategy is based on our belief that value-added resellers, distributors, systems integrators and Original Equipment Manufacturers, or OEMs, generally have better access to end-users in their respective markets than we do. By engaging value-added resellers, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users. However, working through channels instead of engaging in direct sales to customers limits our share in each transaction’s revenues.

        It is essential while working in remote territories to provide an efficient platform for marketing eFLOW™ across the globe. In territories where we enjoy a strong presence and maintain a local branch office, and where the market potential is high, we choose to work directly with the customers. We provide consulting, implementation and support services directly to the customers and thus we enjoy a closer relationship with the customer and larger share of the deal’s revenues. We are endeavoring to continue this trend in the coming years. When cooperating with partners in these territories, we can offer an expanded solution.

        Currently, in approximately 30 countries worldwide where we do not sell directly to customers, we sell through a network of value-added resellers, distributors and systems integrators. The system integrators are managed via our sales and marketing force located in our sales centers and in our headquarters in Israel. We have implemented a program to align ourselves with major complementary strategic level partners who can help us reach new target customers and market segments. These agreements call for the strategic partner and us to plan and coordinate marketing and sales activities in their respective territories.

        In January 2006, we formed an extended worldwide technology and sales alliance with 170 Systems, Inc., a company that delivers software solutions that manage and optimize financial processes. Through this partnership, joint customers are provided with an automated financial capture solution for invoices and purchase orders, from purchase to payment, which reduces invoice-processing costs. 170 MarkView Financial Suite captures and manages financial information and integrates it seamlessly with customers’ enterprise resource planning (ERP) systems. The combination of these complimentary technologies offers a compelling solution for Oracle and PeopleSoft enterprise resources planning (ERP) users looking to further leverage their investment in that technology.

        In February 2006, we teamed up with Asiasoft, a regional business consultancy and technology service powerhouse in Asia Pacific. Asiasoft’s business focuses on Information Lifecycle Management (ILM), providing Enterprise Content Management technologies to organizations, to capture, manage, store, preserve and distribute information. Within its commitment to provide best-practice information processing solutions, Asiasoft has integrated advanced Chinese recognition engines, with full Chinese graphical interface, into our eFLOW solution. We expect Asiasoft to utilize its strong presence in the Pacific Rim and vast experience in providing solutions to major enterprises in the finance, logistics, manufacturing, government, and telecommunications industries, to introduce TIS’ solutions to this market.

        In October 2005, we introduced eFLOW Ability, a new integrated module into SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems. eFLOW Ability is a result of a successful cooperation between TIS and KPS-concepts, a German based company specialized in the development and integration of SAP business workflow solutions. eFLOW Ability improves invoice processing, reduces the time it takes for an invoice to be approved for payment and eliminates double payments, lost invoices and other human mistakes along the way. eFLOW Ability offers a complete SAP-oriented business workflow and an accounts payable document processing, approval, and validation solution. It provides an integrated module interfacing with SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems.

        In September 2005, we signed a European-wide partnership agreement with Xerox, a global leader in document management services. TIS and Xerox have been working successfully together for the last 8 years on projects in France, Germany and Latin America and are now to extend the agreement across 13 more countries in Europe. Combining Xerox’s vast experience, knowledge and presence in the market with the state-of-the-art recognition capabilities of eFLOW provides our end users with the ultimate solution for complex and large data collection projects

        In March 2005, we announced the availability of eFLOW Version 3.0, an end-to-end solution that streamlines the entire flow of information in organizations. eFLOW Version 3.0 provides customers with a complete originally designed platform to handle any kind of document in any format from any source. eFLOW Version 3.0 offers organizations a single point of contact and control for delivering valuable information to enterprise information systems via a single platform and a single set of business rules. eFLOW Version 3.0 integrates with any enterprise information system, including SAP, Oracle and others. See also “Research and Development, Patents and Licenses, etc.” in Item 5 herein.

        In February 2005, we hosted an international conference in Barcelona for our customers and strategic business partners. The conference drew almost 200 participants from various business segments. The highlight of the conference was our launch of eFLOW Version 3.0.

        In December 2004, we announced the availability of Smart, a new, automated classification solution which offers a single point of entry for any kind of information entering the organization. Smart extends beyond classical form processing and recognition to include unique capabilities that allow sophisticated collection and understanding of any kind of information. Smart fits well with our long-term strategy, to expand our offering and provide our customers with a comprehensive solution to handle all incoming information entering the enterprise, regardless of its format and origin.

        In September 2004, we announced the establishment of Top Image Systems, TIS Japan Ltd, or TISJ, a new subsidiary in Japan formed in August of 2004. At the end of August 2004, we signed a definitive agreement with our longtime partner Toyo Ink Mfg. Co., Ltd. to acquire certain assets of Toyo Ink’s EDMS division. The division, established nine years ago and dedicated to the imaging business, has been exclusively marketing and implementing TIS’ solutions in Japan. Pursuant to the agreement, Toyo Ink transferred certain customers and channels from Toyo’s EDMS division to Top Image Systems, TIS Japan, Ltd. TISJ also received the rights to distribute the Japanese localized version of TIS’ eFLOW Unified Content Platform. Certain members of EDMS’ professional team were assigned to TISJ for a transition period in order to ensure the continuity of knowledge and high level services provided to Japanese customers and partners. TISJ is now responsible for all operations in Japan, including technical support and maintenance services for existing, as well as new, channels and customers.

        In September 2004, we also announced a strategic OEM partnership with Xtramind Technologies GmbH, the major provider of AI-based software for the disclosure of unstructured content. The integration of Xtramind’s content classification component into TIS’ eFLOW™ platform allows for automatic routing, classifying and archiving of documents according to user-defined categories. Utilizing Xtramind’s modern language technology and artificial intelligence, we now offer a complete, integrated self-learning system with unparalleled precision in content analysis.

        In July 2004, we announced the cooperation with Arthis to automate supplier invoice processing, including multipage, multitax and multicurrency options, for La Rinascente Group, a prominent Italian retail player. Arthis is a company established by The La Rinascente Group and Accenture, in order to manage many of the retailer’s back-office functions, from accounting services to financial reporting.

        In June 2004, we announced the OEM integration with Tranmit plc, a UK-based eProcurement and ePayables solutions provider. Through this partnership we may now offer a complete Account Payable and Receivable solution: an automated financial capture solution for invoices and purchase orders.

        In May 2004, we announced a strategic partnership with RAG INFORMATIK GmbH, one of the largest specialized IT service providers in Germany, after successful implementation at Deutsche Steinkohle AG. Through this partnership we offer customers a unique, complete, best-of-breed, SAP R/3-based account payable solution: an automated financial capturing solution for invoices, fully integrated with SAP R/3 Workflow.

        In April 2004, we announced strategic partnership with ASI Solutions, an Australian system integration and services provider, to distribute eFLOW™ in Australia and New Zealand.

        In March 2004, we announced a partnership with IFN Systems, an international software development company and the Israeli representative of FILENET®, based on shared technological knowledge and complementary technologies. Previous to this announcement, we have been cooperating with IFN on a joint project, to provide the customer with a complete solution for various documents, including data capture, workflow, and document management across the company. According to the terms of the agreement, IFN Systems will act as our system integrator and local support provider in Israel, leveraging its strong presence across various industry sectors, such as the banking and insurance markets in Israel.

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

        Intellectual Property Rights

        Our success depends upon our proprietary software technology. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. We have not obtained any patents and we cannot assure you that we will obtain any patents. In addition, we cannot assure you that:

—	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties;

—	the patents of others will not have an adverse effect on our ability to do business; or

—	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

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

        ReadSoft, one of our competitors, filed a patent application entitled “Method and arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092). We believe that there are legal grounds for the patent to be revoked or substantially limited and are vigorously pursuing such ends. In May 2004, we filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. However, there is no assurance that our efforts will be successful. Although we do not believe that any of our products would infringe upon this patent, there is some risk that if the patent remains intact, ReadSoft may at some point in the future allege that we infringe on the patent, requiring us to dedicate time and resources to defend our intellectual property rights, which could impact our financial results. If ReadSoft were to prevail in such a claim, there could be a material adverse effect on our business, prospects and financial condition.

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

        During the past few years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technology, dramatically changing our marketplace. They include:

—	In December 2005, EMC Corporation acquired Captiva Software, a provider of input management solutions. The deal could extend EMC’s position in information lifecycle management, based on abilities in content management and enterprise archiving.

—	In December 2005, SunGard Workflow Solutions, an operating unit of SunGard, acquired Recognition Research, Incorporated (RRI). SunGuard has incorporated RRI’s structured data capture technology into SunGard’s product line. The acquisition could enhance SunGuard’s market position.

—	In December 2005, Autonomy acquired Verity. The combination of the two companies could increase the reach of Autonomy and improve its market share by broadening the range of content capture solutions it provides.

—	In May 2005, Captiva acquired SWT SA, a leading provider of automatic data extraction and intelligent document capture solutions and technology in France. SWT had a strong market presence in the French and Spanish markets. In addition, this acquisition strengthened Captiva’s mailroom and invoice processing expertise, providing an installed base of reference sites for those capabilities.

—	In February 2005, ReadSoft completed an acquisition of 50 percent stake in Consit Development. Consit is an independent consulting organization that has specialized in implementing, developing and servicing solutions based on Oracle’s products and tools. Thus, this acquisition gave ReadSoft an opening into the Oracle world, as well as direct access to software and Oracle expertise.

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

        During 2005, we strengthened our position as a technology provider for semi-structured applications, including supplier invoices, purchase orders, checks and remittances, different financial applications, health claims and freight bills. We created and installed systems for complicated semi-structured applications, including automating the capture and process of information from hundreds of different invoices and other accounts payable, or AP, documents. Our new customers included, among others: Prodata, one of the primary service bureaus in Germany; AZ Direct, a leading force in direct marketing in Europe and a subsidiary of Arvato Direct Services, part of the media giant Bertelsmann AG; Vengroff, Williams & Associates, Inc. (VWA), a global leader in the receivables management industry; AIMS Logistics, one of the largest freight payment and transportation service companies in the USA; HEFAME, a Spanish cooperative society that distributes specialties and pharmaceutical accessories to pharmacies; a major global research-driven pharmaceutical company that was aiming to standardize its invoice circulation, review and approval, as well as create a uniform approach to face future business needs; Armstrong, a US-based global leader in the design and manufacture of floors, ceiling and cabinets; and the largest utility company in the Netherlands.

        In addition, the U.S. Social Security Administration (SSA) expanded its use of eFLOW solution to streamline process of healthcare claims and monetary application forms; Ten new customers and partners in Singapore have chosen eFLOW to streamline their accounts payable, accounts receivable, letters, forms and other documents. Among these customers are Singapore Airline, Singapore tax department (IRAS) and Singapore General Hospital. Fifteen existing customers in Japan decided to upgrade their solution to eFLOW Version 3.0; and the Australian Department of Defence chose to upgrade its system to eFLOW Version 3 and subsequently signed a five-year strategic agreement with us to extend the system to provide the capability to use the technology within other functions of the Department including its human resources, personal files, and medical record applications as well as additional AP functions.

        Smart, the automatic classification module introduced in eFLOW Version 3.0, is already running productively in several projects. For example, it was chosen by SNT Deutschland AG as a mailroom solution to classify and route the entire flow of incoming information. SNT Deutschland AG is a customer relationship management, or CRM, service provider whose customers include large insurance companies, various top brands in consumer products, banks, IT and telecom companies.

        Recall, one of the world’s largest archive bureaus for physical documents, has chosen Smart to sort and dispatch all incoming information in its Italian operations. In Recall Italy, Smart now provides the ability to automatically sort the incoming information, classify all documents, recognize and extract the data from documents, apply the organization’s business rules, validate the data, and then seamlessly deliver this data to Recall’s back-end enterprise systems.

        In addition, we further strengthened our position in the automated data collection for national population census projects when we were selected as the information collection solution for the 2006 Irish Census. On this project, we cooperated with our long-time partner, CACI.

        Other market solutions provided by us include integrated systems for complicated semi-structured applications, including automating the capture and process of data from hundreds of different customer coupons for Editions Atlas, a European leader in mail-order catalogues. Discovery, the third largest insurance company in South Africa, selected eFLOW to serve as the crucial input management point to an existing workflow system.

        Warranty and Service

        We generally negotiate our warranty obligations with respect to our products on a case-by-case basis. Performance warranties typically extend for 90 days.

        We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold a worldwide product liability insurance policy that provides coverage limited to $5,000,000 in aggregate for the policy period ending on September 30, 2006. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition. While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

        We have entered into maintenance and service agreements with certain of our customers. These agreements typically provide for regular payment to us of an amount equal to 15% per annum of the applicable license fees for maintenance. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in integration of our products.

        If we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations. We cannot assure you that we will be able to provide such services on adequate terms and conditions, or at all.

Governmental Regulation

        The government of Israel encourages research and development projects oriented towards products for export through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “Research Law.” In exchange for assistance provided by the Israeli government in connection with research and development cost, we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW™ software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $66,510 as of December 31, 2005.

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

        Recent amendments to the Research Law provide for greater flexibility with regard to the place of manufacturing of products funded with development grants and give the authorities larger discretion than in the past based on the value-added to the products. A plan may now be approved if the applicant is an Israeli corporation and, as a result of the plan, the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the plan is performed as part of an international cooperation agreement to which Israel is a party, or the OCS is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents. The amendment also determined a variety of fixed levels of grants which the research committee (appointed according to the law) will be entitled to grant based on the expected contribution of the planned research and development to the Israeli economy.

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

Organizational Structure

        We currently have four operating subsidiaries. In August 1991, we established TIS America, Inc. to provide sales, marketing and technical support to our customers. TIS America is incorporated under the laws of Delaware and is a wholly owned subsidiary of TIS. In January 2000, we, together with others, established e-Mobilis. e-Mobilis was incorporated in Israel, and we initially held 80.2% of its issued shares. During 2001, we acquired the remaining 19.8% interest in e-Mobilis, and e-Mobilis’ operations were integrated into ours. We are in the process of dissolving e-Mobilis as a separate entity. For additional information, see the section herein entitled “Related Party Transactions.” In 2004, we modified our corporate structure in Europe, and established a new wholly owned subsidiary in the United Kingdom, Top Image Systems UK Limited, which owns a subsidiary in Germany, TIS Deutschland GmbH. The activity and assets of our then-existing European branches were transferred to the new entities. In August, 2004 we established Top Image Systems, TIS Japan Ltd. in order to strengthen our increased presence in Japan.

Property, Plant and Equipment

        We lease approximately 707 square meters in Ramat Hahayal, Tel Aviv, Israel, for which we pay a monthly rent of approximately $11,000. The lease expires in November 2007. Our subsidiary in Germany leases approximately 241 square meters of office space in Cologne, Germany for a monthly sum of $7,000 and our UK subsidiary leases approximately 35 square meters of office space in Uxbridge for the amount of $5,500 per month. We also lease approximately 250 square meters of office space in Tokyo, Japan for approximately $11,000 per month pursuant to a lease expiring in 2006. All other lease agreements other than for our Israeli headquarters will either expire or will be terminated during 2006.

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

        Our sales to end-users, resellers, value-added resellers, distributors and system integrators are made on credit terms and we do not hold collateral to secure payment. The terms of the agreements with these customers do not provide them with the right to return the purchased products or solutions. Payment with respect to such sales is generally due within a specified period following receipt of an invoice. The period varies, but is up to 150 days for end-users and up to 90 days for resellers, distributors and system integrators. We are not party to any extended payment arrangements.

        A default in payment by one or more of our resellers, value-added resellers, distributors and system integrators could adversely affect our business, results of operations, and financial condition. We cannot assure you that uncollectible receivables will not exceed our reserves. Any significant increase in uncollected accounts receivable beyond reserves could have a material adverse effect on our business, results of operation, and financial condition.

        As a result of our strategy of pursuing strategic alliances with value-added resellers, distributors and system integrators, a substantial portion of our revenues is derived from such alliances. During the years ended December 31, 2003, 2004, and 2005, revenues deriving from value-added resellers, distributors and system integrators accounted for approximately 51%, 28%, and 46%, respectively, of our revenues. The decline during 2004 was mainly because of our direct sales to a major customer in Europe.

        Historically, we have recognized a majority of our revenues from product sales. During the years ended December 31, 2003, 2004, and 2005, product revenues accounted for approximately 75%, 62% and 59%, respectively, of revenues, while service revenues accounted for approximately 25%, 38% and 41%, respectively, of revenues. During 2004, we stopped marketing our AFPSPro™ product. In 2005, sales of eFLOW™ accounted for 95% of our product sales and for approximately 60% of our revenue.

        Seasonality

        Our sales cycle for eFLOW™ has ranged from 9 to 12 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations. Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales. Consequently, our product revenues may vary significantly by quarter.

        Geographical Considerations

        The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Total Revenues by Region
(U.S. dollars in thousands)

	Year Ended December 31,
	2003		2004		2005
	$	%	$	%	$	%

Europe	5,728	69%	7,966	71%	9,000	54%

North America	392	5%	1,254	11%	1,602	10%

Far East (excluding Japan)	1,455	17%	924	8%	2,395	14%

Africa	144	2%	180	2%	565	3%

Japan	51	1%	670	6%	2,895	17%

Israel	31	0%	184	2%	138	1%

South America	516	6%	-	0%	225	1%

Middle East (excluding Israel)	1	0%	-	0%	-	0%

Other	-	0%	-	0%	-	0%

Total	8,319	100%	11,178	100%	16,820	100%

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

        Critical Accounting Policies and Estimates

        Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We believe that several accounting policies applied in the preparation of our consolidated financial statements may be considered critical because they are most important to the portrayal of our financial condition and results, and they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We periodically evaluate our estimates, including those relating to the allowance for doubtful accounts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under present circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies require our more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

        We allocate revenue from software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element arrangements is based on the price charged when a similar element is sold separately and creates vendor specific objective evidence (“VSOE”). Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

        A typical solution includes software licenses, maintenance, and technical support. Some customer arrangements include training and consulting. Maintenance includes unspecified updates on an if-and-when-available basis, and support includes telephone support, and bug fixes or patches. Training consists of courses taught by our instructors at our facility or at the customer’s site. Consulting consists primarily of product installation and limited tailoring of the product to the customer’s needs.

        We have analyzed all of the elements included in our multiple-element arrangements and determined that we have vendor-specific objective evidence of fair value to allocate revenue to the different services. Accordingly, assuming all other revenue recognition criteria are met, revenues from licenses are recognized upon delivery of the software license in accordance with SOP 97-2, as amended. Revenues from maintenance and support services are recognized ratably over the term of the agreement. Revenue for consulting and training is recognized as the services are performed.

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

        License revenues from reseller arrangements are recognized upon delivery unless payment is dependent on third-party collection by the reseller. During the years ended December 31, 2003, 2004 and 2005, we had no arrangements in which payment terms were dependent on third-party collection by the reseller.

        When services are considered essential, revenue under the arrangement is recognized using contract accounting according to SOP 81-1. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed or when acceptance is received, if required by the agreement.

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

        The balance sheet allowance for doubtful debts for all the periods through December 31, 2005 is determined as a specific amount for those accounts the collection of which is uncertain. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

        Goodwill and other intangible assets

        Under Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

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

Recently Enacted Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Base Payment” (“SFAS 123(R)”) which revises the previously effective SFAS No. 123 and supersedes APB No. 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged.

        We have the option to choose either the modified prospective or modified retrospective method. We expect to adopt SFAS 123(R) in the first quarter of 2006, using the modified prospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and for any new grants thereof at the beginning of the first quarter of adoption of SFAS 123(R).

        Had we adopted SFAS 123(R) in prior periods, the impact of that statement would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and net loss per share in Note 13 to the consolidated financial statements.

        In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

        In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        Results of Operations

        The following discussion and analysis should be read in conjunction with the section herein entitled “Selected Financial Data” and the consolidated financial statements, related notes and other financial information included herein.

        Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Revenues. Total revenues for the year ended December 31, 2005 amounted to $16,820,000 compared to $11,178,000 for the year ended December 31, 2004, an increase of 50%. Product sales increased by $2,924,000 or 42%, from $6,964,000 in 2004 to $9,888,000 in 2005, mainly because of a large sale to a customer in Australia. Service revenues increased by $2,718,000, or approximately 64%, from $4,214,000 in the year ended December 31, 2004 to $6,932,000 in the year ended December 31, 2005. This significant increase is attributable mainly to services performed by TISJ, our subsidiary in Japan, which was established in 2004.

        Cost of Revenues. Cost of revenues increased by $3,291,000, or 95%, from $3,472,000 in the year ended December 31, 2004 to $6,763,000 in the year ended December 31, 2005. The increase is a result of growth in demand for our products and services and for more comprehensive solutions, which required us to allocate and invest more resources to meet such demand and meet the software and other requirements of the more comprehensive solutions.

        Research and Development. During 2005, we continued to focus efforts in enhancing our software recognition and core capabilities. Research and development expenses in the year ended December 31, 2005 amounted to $1,312,000 compared to $929,000 for the year ended December 31, 2004.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in the year ended December 31, 2005 amounted to $8,866,000 compared to $7,123,000 for the year ended December 31, 2004. This increase of $1,743,000 or 24%, is mainly attributable to the expansion our sales force and establishing roots for major sales centers in several locations worldwide, liquidation damages in the amount of $164,000 which we had to pay as part of our registration commitment to the investors in the private placement of September 2004 and our annual customers conference in the amount of $211,000 which took place in February 2005, and had not been held in 2004.

        Liquidated Damages Related to September 2004 Private Placement. In 2005, we paid liquidated damages in the amount of $164,000 as part of our registration commitment to investors in the September 2004 private placement. No such amounts were paid in 2004.

        Financing Income, net. Financing expense for the year ended December 31, 2005 amounted to $146,000, compared to financing income of $178,000 for the year ended December 31, 2004. The move to financing expense was primarily due to a decrease of exchange gain in 2005, which is a product of the weakening of the Euro and British Pound against the U.S. Dollar. During the second quarter of 2005, we initiated some investments in forward investments facilities (forwards) in order to reduce our balance and transactions exposure against the Euro, GBP and JPY. The net savings from these transactions in 2005 was $109,000.

        Net Loss. As a result of the foregoing, our net loss for the year ended December 31, 2005 was $461,000, compared to a net loss of $178,000 in year ended December 31, 2004.

        Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues. Total revenues for the year ended December 31, 2004 amounted to $11,178,000 compared to $8,319,000 for the year ended December 31, 2003, an increase of 34%. Product sales increased by $754,000 or 12%, from $6,211,000 in 2003 to $6,964,000 in 2004, mainly because, of an increase in product sales in Germany. Service revenues increased by $2,106,000 or approximately 100%, from $2,108,000 in the year ended December 31, 2003 to $4,214,000 in the year ended December 31, 2004. This significant increase is attributable mainly to services performed for a major customer during 2004 and due to our continued focus on providing comprehensive support to our customers’ document management environment.

        Cost of Revenues. Cost of revenues increased $1,132,000 or 48% from $2,340,000 in the year ended December 31, 2003 to $3,472,000 in the year ended December 31, 2004. The increase is a result of growth in demand for our products and services, which required us to allocate and invest more resources to meet such demand.

        Research and Development. During 2004, we continued to focus efforts in enhancing our software recognition and core capabilities. Research and development expenses in the year ended December 31, 2004 amounted to $929,000 compared to $863,000 for the year ended December 31, 2003.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in the year ended December 31, 2004 amounted to $7,123,000 compared to $5,819,000 for the year ended December 31, 2003. This increase of $1,304,000 or 22% is mainly attributable to the expansion our sales force and establishing roots for major sales centers in several locations worldwide.

        Financing Income, net. Financing income for the year ended December 31, 2004 amounted to $178,000 compared to financing income of $109,000 for year ended December 31, 2003. The increase in financing income was primarily due to an increase of exchange gain in 2004, which is a product of the strengthening of the Euro and British Pound against the U.S. Dollar.

        Net Loss. As a result of the foregoing, our net loss for the year ended December 31, 2004 was $168,000 compared to a net loss of $594,000 in year ended December 31, 2003.

        Impact of Currency Fluctuation and Inflation

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected.

        In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was 1.9%, 1.21% and 2.4% in 2003, 2004 and 2005, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2004 and 2005, the devaluation of the NIS against the dollar, which amounted to 1.62% and 6.8% accordingly, exceeded the inflation rate for the same periods. On the other hand, the negative inflation rate for 2003 of 1.9% exceeded the devaluation of the dollar against the NIS, which amounted to 7.56%. The increase in the dollar cost of our operations in Israel relates primarily to the costs of salaries in Israel, which constitute a significant portion of our expenses and are paid in NIS. In addition, inflation in Israel will have a negative effect on the profitability of our contracts under which we are to receive payment in dollars or other non-Israeli currencies while incurring expenses in NIS (some of which are linked to the Israeli consumer price index), unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations will also have a negative effect on the profitability resulting from our fixed price contracts under which we are to receive payment in NIS. A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of the Company, which consist of receivables payable in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of our liabilities which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any unlinked NIS assets of the Company and the dollar amounts of any unlinked NIS liabilities of the Company.

        From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

        Political and Economic Conditions in Israel Affecting our Business

        Because our principal offices and manufacturing facilities and many of our suppliers are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000. In addition, we cannot predict the effect on Israel or the Middle East generally of the recent elections in the Palestinian Authority in which Hamas, an Islamic movement responsible for many attacks against Israelis, has formed the new government. Continuing or escalating hostilities in the region may have an adverse affect on our business, including our ability to develop, manufacture and market our products.

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

        Trends

        We expect that semi-structured technology will become a central part of the document management market. We are addressing this trend by strengthening and further developing our semi-structured technology.

        We anticipate that growth will continue in the data capture market. We expect that new recognition and classification technologies combined with more vertical market integration will expend the main markets. However, we believe that there will be a move toward integrated software solutions, such as Freedom, our eFLOW plug-in for semi-structured content, instead of individual data capture products and semi-structured technology. We also anticipate that the need for applications will increase substantially. We expect outsourcing with respect to documents solutions to increase due to its cost efficiency and improved quality and for the date capture industry to continue to move toward consolidation. We are addressing these trends by solidifying our relationships with our existing partners and seeking to become the preferred data capture solution provider for many large integrated system providers.

        Liquidity and Capital Resources

        As of December 31, 2005, our cash, cash equivalents, bank deposits and marketable securities were $10,005,000, compared to $10,415,000 as of December 31, 2004.

        Net cash used in operating activities for the year ended December 31, 2005 was $424,000 as compared to $1,074,000 for the corresponding period in 2004. This decrease was attributable primarily to the increase in our sales and the results of improvement in our collection efforts. Our trade receivables increased to $6,802,000 at December 31, 2005 from $5,541,000 at December 31, 2004. This increase reflects our increased sales in 2005. While the effect of increasing sales on our cash flows will continue if we succeed in further sales growth, we believe that the cash flows from operations and other resources will be sufficient to support such growth. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future. Trade and other payables and accrued expenses increased by $779,000 due to an increase in our operations and provisions with regard to software components which were sold in the fourth quarter.

        For the year ended December 31, 2005, the aggregate amount of our capital expenditures was $164,000. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

        Cash used in operating activities in 2004 was $1,074,000, compared to cash used in operating activities in 2003 of $2,516,000. During 2004, our trade payables and other expenses decreased by $83,000, and our accounts receivable increased by $935,000. The increase in our accounts receivable reflects both increase in our sales and transactions, which were made under the previous payment terms policy. The decrease in our accrued liabilities and other payables is mainly attributable to payments for liquidated damages related to the private placement. Cash used in investing activities in 2004 was $2,240,000, mainly because of the establishment of TISJ, compared to cash provided from investing activities in 2003 of $185,000. Cash provided by financing activities in 2004 was $7,595,000 as a result of the private placement, compared to cash provided by financing activities in 2003 of $785,000.

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

        In connection with the private placement, we filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration statement became effective on March 1, 2005. However, we did not obtain effectiveness of the registration statement within the timeframe set forth in our agreements with the investors. Because of this failure, the agreements with the investors required us to pay liquidated damages in the amount of 1% of the amount invested and an additional 1% for every month in which the failure was not cured, which obligation amounted to $164,000. In addition, any future failure to maintain effectiveness of the registration statement could subject us to additional liquidated damages under the same formula, including if we fail to file an amendment to the registration statement within ten days of the Securities and Exchange Commission’s having notified us that an amendment is necessary for the registration statement to continue to be effective, or if we fail to maintain the listing of our ordinary shares on the NASDAQ Capital Market.

        Line of Credit

        We currently have a short-term line of credit with First International Bank of Israel. The total amount available under this line of credit is the lesser of $2,300,000 and 75% of certain eligible trade receivables. As of December 31, 2005, we had approximately $2,179,000 outstanding after extension of additional credit from the bank. The revolving line of credit in NIS bears interest at a rate of prime + 1% (as of December 31, 2005, the prime rate was 7%). The line of credit in US dollars bears interest at a rate of Libor + 2% (as of December 31, 2005, the Libor rate was 4.375%). Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets. Our ability to issue securities is restricted. In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets. Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

        Contractual Obligations and Commitments

        The following is a summary of our contractual obligations as of December 31, 2005:

Contractual Obligation	Total	Less Than 1 Year	2 Years	3 Years and more

Operating Lease Obligation	706,000	409,000	282,000	15,000
Purchase Obligation	300,000	300,000

        We also have a long-term liability on our balance sheet as of December 31, 2005 in the amount of $196,000 related to employee severance obligations mandated by Israeli law. As we cannot determine the period, if any, during which we will be required to make any payments in respect of that liability, it is not reflected in the table above.

        Our contractual obligations and commitments at December 31, 2005 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, a right to use a third party software (see below) and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Notes 9 to the consolidated financial statements for the year ended December 31, 2005 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

        We entered into an engagement under which we have to the right to use third party software during fiscal years 2005 and 2006. Pursuant to the agreement, we agreed to pay an annual license fee equal to the greater of $ 300,000 and 2.75% of related sales. The amount is due in four equal quarterly payments for each year.

Research and Development, Patents and Licenses, etc.

        During 2005, our Research and Development efforts were focused mainly on enhancing our product offerings and extending their capabilities. Such efforts included development of new products for dealing with processing of unstructured information, such as Smart, and refinements of our products, such as improvements in image enhancement, automatic forms recognition, automatic forms removal, machine print and handwritten character recognition, as well as special purpose algorithms.

        Our research and development efforts have led to the development of our current solutions technology, eFLOW Unified Content PlatformTM. Our latest research and development efforts have concentrated on the unstructured technology which is being used in mailroom applications to process incoming information flowing into an organization. We also focused on semi-structured forms processing, resulting in the development of our Freedom product. These developments are enhancing, and we believe they will continue to enhance, our ability to compete in complicated projects as a solution provider for all kinds of forms and all types of information. Freedom and its different applications fit well with our plans to keep pace with the trend towards the ultimate integration of all forms and formats of information entering the organization.

        During the first quarter of 2005, we released eFLOW Version 3.0, the latest version of our leading software, eFLOW Unified Content Platform. eFLOW Version 3.0 offers organizations a single point of contact and control for delivering valuable information to enterprise information systems via a single platform and a single set of business rules. eFLOW integrates with any enterprise information system, including SAP, Oracle and others through certified connectors. The enhanced solution includes our new automated classification solution, Smart, which adds the ability to automatically sort the incoming information, classify all documents, recognize and extract the data from documents, apply the organization’s business rules, validate the data, and seamlessly deliver this data to back-end enterprise systems. These capabilities are efficiently achieved by using best of combination of fuzzy search and recognition engines, to provide customers with the highest recognition results. Processing efficiency, accurate information and improved throughput lead to significant savings and rapid ROI. The entire development of eFLOW Version 3.0 is based on .NET, Microsoft’s latest technology, as well as its roadmap for future developments. This choice is compatible with TIS’ forward-looking strategy to maintain eFLOW on the cutting edge of new technologies which is beneficial both for us and for the end-users of our eFLOW product, who can customize eFLOW using .NET code such as C# or VB.NET. At the same time, the new developments are compatible with all former eFLOW versions. eFLOW Version 3.0 is a robust stable scalable platform which efficiently copes with large-scale projects and balances loads of millions of documents per day. With the use of a central controller, eFLOW Version 3.0 can administrate and monitor both local and remote production sites in real-time and simultaneously manage more than one application. Its highly sophisticated designer enables minimal code writing to adjust the solution to customer’s unique needs. Various powerful recognition engines have been integrated into the new version to allow mixed ‘Full Page OCR & ICR’ which enables the recognition of both handwriting and printed information on any type of document. eFLOW’s unique voting algorithm along with its component for approximate search on very large databases, further increase recognition rates and speed up the process. The foregoing statement does not constitute our commitment to deliver these products. New versions will be released if and when available.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth the identity of our directors, and senior management. The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Name	Age	Title

Izhak Nakar	54	Chairman of the Board
Ido Schechter	45	Chief Executive Officer and Director
Arie Rand	46	Chief Financial Officer
Gideon Shmuel	34	Vice President of Sales
Oded Leiba	35	Vice President of Engineering
Ofir Shalev	34	Vice President of Research and Development
Victor Halpert	45	Director
Zamir Bar Zion	48	Director
Elie Housman	69	Director
William M. Landuyt	50	Director
Yehezkel Yeshurun	57	Director

        Izhak Nakar founded TIS and served as its Chief Executive Officer from inception until December 2001. He has been a director of ours since 1991. In 1997 he initiated an entrepreneurial venture, TopGuard that was later sold to Elron. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Tel-Aviv University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-'96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies.

        Ido Schechter has been the CEO of TIS since January 2002 and has been a director since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP(2), an initiative of TIS to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the TIS’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

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

        William M. Landuyt, has been a director of TIS since March 2, 2004. Mr. Landuyt is a Senior Partner at Charterhouse Group, Inc., having joined the New York City-based private equity firm in December 2003. He served as Chairman of the Board and Chief Executive Officer of Millennium Chemicals Inc. from its demerger from Hanson Plc (“Hanson”) in October 1996 until July 2003. He had served as the President of that company from June 1997 until that date. Mr. Landuyt was Director, President and Chief Executive Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel Corporation from April 1997 until October 2003.

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

Compensation

        For the year ended December 31, 2005, the compensation paid, and value of benefits in kind granted, to Ido Schechter, our Chief Executive Officer, was $257,000, which was comprised of a base salary of $189,000, and $68,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2005, directors or members of our administrative, supervisory or management bodies during that time was $843,000. In addition, in 2005, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 230,000 ordinary shares under our Employee Share Option Plan 2003 with an average exercise price of $2.72 per share. The compensation paid to all persons other than Ido Schechter include (i) reimbursement of directors’ expenses, (ii) $134,000 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to our officers, and does not include other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

Board Practices

        Board of Directors

        All directors (other than external directors) currently hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. External directors currently hold office for three years from their appointment (in December 2003) and until their successors are duly elected and qualified at the relevant annual meeting. The external directors may be elected for one additional three-year period. At our shareholders meeting held on December 18, 2003, our shareholders approved a monthly payment to Mr. Thomas C. Lavey in the amount of $2,000 as compensation for his service as a director and Chairman of the Board, which was paid until Mr. Lavey resigned in September 2005 (see below). The shareholders also approved a payment to Mr. Victor Halpert and Mr. Zamir Bar-Zion for their service as external directors, members of Audit Committee and the board of directors, and Mr. Elie Housman for his service as member of the Audit Committee and board of directors, in the amount of 15,750 NIS per annum. In addition each of the above directors receives an amount of 3,000 NIS for each Board and/or Audit committee meeting attended. Mr. Izhak Nakar receives compensation for his service as a member of the board of directors, in the amount of 19,841 NIS per annum and 993 NIS for each Board and/or committee meeting attended. We reimburse all of the directors for reasonable travel expenses incurred in connection with their activities on our behalf. At our shareholders meeting held on November 15th, 2004, a monthly payment was approved to Mr. Yehzekel Yeshurun for his service as a member of the Board of Directors in the amount of 19,841 NIS per year and 993 NIS for each Board and/or committee meeting attended.

        Mr. Thomas Lavey resigned from his position as director and Chairman of the Board of Directors in September of 2005 for personal reasons. The Board of Directors subsequently elected Mr. Nakar as a temporary Chairman.

        In addition to the above, based on the resolution of the shareholders in a meeting held on December 18, 2003 as further clarified in the shareholders extraordinary meeting held on August 24, 2004, and as confirmed again in the General Shareholders’ Meeting held on November 15, 2005, relating to our establishment of TISJ, Mr. Nakar has become entitled to receive a one time payment of $100,000 and, in addition, an annual fee of $100,000 as consideration for consulting services to be provided one week per month for our operation in Japan. In addition, should we require the active involvement of Mr. Nakar with any other business of ours, then he shall be paid a fee of $1,000, plus reimbursement of any expenses, for every business day invested by him with regard to same. During 2005, we recorded an expense of $120,000 for Mr. Nakar’s services.

Independent Directors

        The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 4200(15) thereof. The board of directors has determined that each of Zamir Bar Zion, William Landuyt, Elie Housman, Yehezkel Yeshurun, Victor Halpert, and Thomas Lavey is an independent director for purposes of the NASDAQ rules.

        Israeli law requires that a public company, such as TIS, have at least two independent directors. As of January 2006, Israeli law requires that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the company’s board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business.

        Audit Committee; Compensation Committee

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

        In August 2004, the board of directors authorized the establishment of a Compensation Committee. The current members of the Committee are William M. Landuyt, Zamir Bar-Zion, Yehezkel Yeshurun and Victor Halpert. At the time of establishing the Committee, the board of directors also adopted a Compensation Committee Charter to govern the operation of the Committee. Notwithstanding the provisions of the Compensation Committee Charter, the board of directors resolved to require the Committee to submit its recommendations to the board of directors, which shall be solely authorized to approve the recommendations of the Compensation Committee.

Employees

        As of December 31, 2005, we employed the following employees:

Company Name	No of Employees

TIS Israel	50
TIS Germany	20
TIS Japan	12
TIS UK	13
TIS USA	4

Total	99

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

Share Ownership

        Board of Directors, Senior Management and Certain Employees

        Mr. Izhak Nakar currently holds in his name 59,174 ordinary shares. These shares represent 0.7% (0.5% on a fully diluted basis) of our outstanding share capital. In addition, Mr. Nakar and members of his immediate family own Nir 4 You Technologies Ltd., an Israeli company that holds 280,000 ordinary shares amounting to 3.2% (2.5% on a fully diluted basis) of our outstanding share capital. None of the ordinary shares discussed in this section have different voting rights than those of other outstanding ordinary shares.

        Charter owns 2,000,000 ordinary shares representing 22.8% (17.8% on a fully diluted basis) of our outstanding share capital.

        Stock Options

        In order to attract, retain and motivate employees (including officers) who perform services for or on behalf of us, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”). Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to such new plan (see below) and are subject to the terms of the new plan. We have filed registration statements on Form S-8 covering our Employee Share Option Plans.

        Employee Share Option Plan (1996)

        In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996). ESOP 1996 is administered by a committee appointed by the board of directors or alternatively the Board itself. The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 1996. Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries. The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary. ESOP 1996 authorized the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options. At December 31, 2005, options to purchase 82,625 ordinary shares were outstanding under the plan at exercise prices between $0.52 and $5.00 per share. All of the outstanding options under the plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates. During 2005, 875 options had been exercised and 500 had been forfeited through December 31, 2005.

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

        Employee Share Option Plan (2000)

        The Employee Share Option Plan (2000) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder (“Section 102”), as applied prior to the implication of the tax reform in Israel, described elsewhere herein. Except as required by Section 102, the terms of ESOP 2000 are substantially the same as those of ESOP 1996.

        A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of December 31, 2005, options to purchase an aggregate of 135,500 shares were outstanding. All of the granted options vest over a three-year period and have exercise prices between $0.99 and $4.125 per share. The number of shares covered by an option granted under ESOP 2000 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations. During 2005, 2,500 options were exercised and 5,500 had been forfeited through December 31, 2005.

        Employee Share Option Plan (2003)

        An additional share option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003. The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform.

        As of December 31, 2005, options to purchase an aggregate of 586,000 shares were outstanding at exercise prices between $1.31 and $3.27 per share. During 2005, no options were exercised and 18,000 had been forfeited through December 31, 2005.

        During 2004, the board of directors and the shareholders of the Company approved the issuance of options to purchase an additional 650,000 ordinary shares pursuant to ESOP 2003.

        As of December 31, 2005, options to purchase 359,917 ordinary shares were available for future grant.

        On December 30, 2005, we decided to accelerate the vesting of 304,830 of our unvested share options previously awarded to employees and officers (other than executive officers) of the Company to purchase the Company’s shares pursuant to ESOP 1996, ESOP 2000 or ESOP 2003, such that, as of December 31, 2005, these outstanding options to purchase any of the Company’s ordinary shares were fully vested.

        As a result of the acceleration, we recorded additional compensation expenses of $44,000, included in general and administrative expenses.

        Our decision to accelerate the vesting of those options and to grant fully vested options, was based primarily on the issuance of SFAS No. 123(R), which requires the Company to treat all unvested stock options as compensation expense, effective January 1, 2006. We believe that the accelerated vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes for the fully vested grant and for the acceleration were to make the options more attractive to recipients and to avoid discrimination between groups of option holders, respectively.

        Non-Plan Options

        We have reserved 115,000 ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

        As of December 31, 2005, 17,875 non-plan options were outstanding and exercisable at prices ranging between $2.77 and $5.00 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        As of March 27, 2006, Charter held 2,000,000 ordinary shares, or 22.8% (17.8% on a fully diluted basis) of our outstanding share capital.

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

        Based on a Schedule 13G filed on March 13, 2006, Smithfield Fiduciary LLC may be deemed the beneficial owner of 158,227 ordinary shares and 79,114 warrants to purchase ordinary shares owned by it, or 2.66% of our outstanding share capital as of March 27, 2006, and each of Highbridge International LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owner of the ordinary shares and warrants to purchase ordinary shares owned by Smithfield Fiduciary LLC and the 489,827 ordinary shares owned by Highbridge International LLC, or 8.16% of our outstanding share capital as of March 27, 2006. Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC, Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P. and Highbridge Master L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. The Schedule 13G stated that each of Highbridge Capital Management, LLC, Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of ordinary shares owned by Smithfield Fiduciary LLC.

        In connection with the investment by Charter, certain rights were granted to Izhak Nakar, our then Chief Executive Officer. These included the modification of Mr. Nakar’s compensation, as well as the granting to Mr. Nakar of the right to demand registration of any or all of the shares held by him in the event that his employment was terminated under certain specific conditions. These rights to demand registration have come into effect following the termination of Mr. Nakar’s employment. The grant of these rights was approved by our board of directors, Audit Committee and shareholders. Charter and Mr. Nakar requested the registration of the resale of the ordinary shares held by them or their affiliates. We registered the resale of those shares in our registration statement on Form F-1 which became effective on March 1, 2005.

        In accordance with the foregoing and as a result of Mr. Nakar’s resignation from employment, we recorded a non-recurring severance expense in our financial statements in the amount of approximately $759,000 during prior years. During 2005, we recorded on our books an amount of $120,000 for Mr. Nakar’s services. For additional information, see Note 9 to the consolidated financial statements included herein.

        In January 2000, TIS, together with Izhak Nakar, our then CEO, and Yehezkel Yeshurun, our former Chief Scientist and a former director, established e-Mobilis Ltd. as a subsidiary of TIS. The shareholdings in e-Mobilis at that time were as follows: TIS held 80.2%, Mr. Nakar held 9.9% and Mr. Yeshurun held 9.9%. In November 2001, we acquired from Mr. Nakar, and Mr. Yeshurun, their interests in e-Mobilis. The acquisition was in consideration of the issuance to each of them of immediately vested options to purchase 50,000 ordinary shares at an exercise price of $2.00 per share. These options expire three years from the date they were granted and were valued at $90,000 using the Black Scholes valuation model. As of December 31, 2005, all these options were exercised.

        17 record holders of ordinary shares have declared postal addresses in the United States. These 17 record holders hold, between them, 93% of our outstanding share capital. There are no arrangements known to us that may at a subsequent date result in a change in control of us.

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

	2005	2004

Export Revenues
Export Revenues	16,682,000	10,994,226
Total Revenues	16,820,000	11,178,448
Percentage of Total Revenues	99%	98%

Breakdown of Revenues
Product Revenues	59%	62%
Service Revenues	41%	38%

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

ITEM 9.	LISTING

Stock price history

        The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market

December 31, 2005	Hi	4.11
	Lo	2.13

December 31, 2004	Hi	5.00
	Lo	2.13

December 31, 2003	Hi	3.140
	Lo	0.420

December 31, 2002	Hi	3.92
	Lo	0.42

December 31, 2001	Hi	4.90
	Lo	2.05

        The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2005	Hi	3.29
	Lo	2.31

September 30, 2005	Hi	3.59
	Lo	2.47

June 30, 2005	Hi	3.74
	Lo	2.67

March 31, 2005	Hi	4.11
	Lo	2.89

December 31, 2004	Hi	3.35
	Lo	2.72

September 30, 2004	Hi	3.23
	Lo	2.54

June 30, 2004	Hi	3.88
	Lo	3.14

March 31, 2004	Hi	4.44
	Lo	2.36

        For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 28, 2006	Hi	3.62
	Lo	3.00

January 31, 2006	Hi	3.44
	Lo	2.80

December 31, 2005	Hi	3.29
	Lo	2.77

November 30, 2005	Hi	2.96
	Lo	2.50

October 31, 2005	Hi	2.80
	Lo	2.31

September 30, 2005	Hi	3.00
	Lo	2.47

        Markets

        Effective November 1996, our ordinary shares were quoted on the Nasdaq Capital Market, under the symbol “TISAF” and listed on the Boston Stock Exchange, under the symbol “TPM.” Effective April 29, 1999, the symbol for the ordinary shares was changed to “TISA” on the Nasdaq Capital Market. The ordinary shares are not publicly traded outside the United States.

        In March of 2005, our board of directors determined that we derived no material benefit from continued listing on the Boston Stock Exchange, as there had been no trading activity in our ordinary shares on that exchange since November 1999, and authorized and directed management to commence voluntary delisting procedures. The Securities and Exchange Commission subsequently approved our application to delist, and our voluntary delisting became effective in March 2005.

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

        External Directors

        Under the Israeli Companies Law which took effect on February 1, 2000, companies registered under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member. All of the external directors must be members of the Audit Committee. An external director must be an individual resident of Israel, who is qualified to serve as a director. However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel according to special allowances provided in relevant regulations. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

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

        External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

—	the total number of shares held by non-controlling shareholders voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.

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

        Under the Israeli Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

         In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred, whether or not paid by him, by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

         A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

        A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

        Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Currently, we hold an insurance policy for our office holders that provides coverage limited to $10,000,000 in aggregate for the policy period, ending on December 31, 2005, and was renewed until December 31, 2006.

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

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder who can determine the outcome of a shareholder vote and any shareholder who, under a company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty.

        In a recent amendment to the Companies Law, it has been specified that in the event that a controlling shareholder breaches his duty of fairness then such breach shall be considered as a breach of contract, mutatis mutandis, while taking into account the special position of such controlling shareholder within the company.

Material Contracts

        Neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document excepting the agreements relating to the investment of Charter and the related arrangements with Mr. Nakar. See the sections entitled “Major Shareholders” and “Related Party Transactions” and “Compensation” in the section entitled “Directors, Senior Management and Employees” in this report.

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

        The Israeli statutory corporate tax rate on taxable business income until the fiscal year of 2003 was 36%. On June 29, 2004, the Israeli Parliament passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 29% in 2007. Notwithstanding the foregoing, the effective tax rate payable by a company (such as us), which derives income from an “Approved Enterprise” may be considerably less. See the section entitled “Law for the Encouragement of Capital Investments, 1959” in this report.

        As of December 31, 2005, we had operating loss carryforwards for tax purposes in the amount of $4,613,000. The amount of our carryforward operating losses will be offset against taxable future income for an indefinite period.

        As of December 31, 2005, the foreign subsidiaries had operating loss carryforwards for tax purposes in the amount of $ 4,463,000. A portion of such losses expires over a period from 2006 through 2018.

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

        In addition, a company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate otherwise applicable to Approved Enterprises. Subject to certain conditions, a Foreign Investors’ Company is a company, which has more than 25% of its share capital (in terms of rights to profits, voting and the appointment of directors) and of its combined share and loan capital owned by persons who are not residents of Israel. The benefits enjoyed by a Foreign Investors’ Company depend on the percentage of share capital owned by non-residents, which percentage is determined for any tax year by the lowest percentage of any of the above rights held by non-residents during that year. A Foreign Investors’ Company pays tax at reduced rates ranging from 25% to 10% over a ten-year period, commencing the year in which each such Approved Enterprise first generates taxable income (rather than the otherwise applicable seven-year period discussed above). As of December 31, 2005, we qualified as a Foreign Investors’ Company.

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

        On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

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

        Taxation under Inflationary Conditions and Dollar Regulations

        Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

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

        Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were listed on certain stock exchanges, including the NASDAQ Capital Market and the Boston Stock Exchange, or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

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

        United States Federal Income Tax Considerations

        Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of the company’s ordinary shares, referred to for purposes of this discussion as a “U.S. Holder,” that is:

—	citizen or resident of the United States;

—	corporation (or entity treated as a corporation for U.S. tax purposes) created or organized in the United States or under the laws of the United States or of any state;

—	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting;

—	are tax-exempt organizations;

—	are financial institutions or "financial services entities";

—	hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

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

        A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if the Company is a “qualified foreign corporation” for U.S. federal income tax purposes. The Company generally will be treated as a “qualified foreign corporation” if (i) the Company is eligible for benefits under the income tax treaty between the United States and Israel (the “Treaty”), or (ii) the ordinary shares are listed on an established securities market in the United States. Because the Company should be eligible for benefits under the Treaty, the Company should currently be treated as a qualified foreign corporation, and the Company generally expects to be a qualified foreign corporation during all taxable years before 2009. However, no assurance can be given that a change in circumstances will not affect the Company’s treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate (a) if such U.S. Holder has not held the ordinary shares for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend rate, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that the U.S. Holder elects to take into account as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

        U.S. Holders will include in their gross income any dividends paid in NIS in an amount equal to the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date the dividends are received, regardless of whether the dividend payments are actually converted into U.S. dollars. U.S. Holders will have a tax basis in any NIS distributed by the Company equal to the U.S. dollar value of the NIS on the date of receipt. Generally, any gain or loss resulting from exchange rate fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

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

        Tax Consequences if the Company is a Passive Foreign Investment Company

        The Company will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which it is considered to own 25% or more of the shares by value, is passive income. Alternatively, the company will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in the company’s public offerings. If the company were a PFIC, and a U.S. Holder did not make an election to treat the company as a “qualified electing fund” (as described below):

—	Excess distributions by us to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to the company’s stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held the company’s stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

—	The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be rated as an excess distribution and will be subject to tax as described above.

—	A U.S. Holder’s tax basis in shares of the company’s stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

        The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat the company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. Holder owns ordinary shares and the Company is classified as a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event the company is classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

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

        The Company believes that it was not a PFIC in 2005. In addition, we believe that we will not be a PFIC in 2006. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that the Company will not become a PFIC. If the company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares in the event that the Company qualifies as a PFIC.

        Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in the section entitled “Information Reporting and Back-up Withholding”, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

—	the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

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

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, Israel.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we generally publicly announce our quarterly and year-end results periodically, and file certain periodic information with the Securities and Exchange Commission under cover of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. Because our short-term investments exceed short-term and long-term debt, our exposure to interest rate risk and exchange rate fluctuations relates primarily to our investments.

        The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments that could expose it to significant market risk.

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

        Based upon historical U.S. dollar currency movement, the Company does not believe that reasonably possible near-term changes in the U.S. dollar currency of 10% will result in a material effect on future earnings, financial position or cash flows of the company.

ITEM 12.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

        In designing and evaluating our disclosure controls and procedures and internal control over financial reporting, we recognize that any such controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

        Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

        There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that Victor Halpert, a member of our audit committee, is an audit committee financial expert. See Mr. Halpert’s biography in Item 6.

ITEM 16B.	CODE OF ETHICS

        We have in place a Code of Business Conduct and Ethics that applies to all directors, officers and employees. This code, as applied to TIS’ principal financial officers (i.e. our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions), is our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This code is also our “code of conduct” within the meaning of Nasdaq Rule 4350(n). The full text of the Code of Business Conduct and Ethics is available at our Internet website at http://www.topimagesystems.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEE AND SERVICES

Audit Fees

        During 2003, the Board of Directors appointed Kost Forer Gabbay and Kasierer (a member of Ernst & Young Global) (“EY”) Certified Public Accountants (Isr.) as independent auditors to audit our financial statements for the fiscal year ended December 31, 2003. EY was subsequently approved to audit our financial statements for the fiscal year ended December 31, 2004 in our shareholders’ annual meeting held on December 21, 2004, and our financial statements for the fiscal year ended December 31, 2005 in our shareholders’ annual meeting held on November 15, 2005.

        The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2005 and 2004 were $109,000 and $69,000 respectively.

        The aggregate fees billed by Somekh Chaikan (a member firm of KPMG International) (“KPMG”) for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2005 and December 31, 2004 were $47,000 and $5,000 respectively.

Tax Fees

        For the fiscal years ended December 31, 2005 and 2004 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $13,000 and $30,400 respectively

        For the fiscal year ended December 31, 2004 no fees were billed by KPMG for tax compliance.

Non-Audit services

        For the fiscal years ended December 31, 2005 and 2004 the aggregate fees billed by EY for other non-audit professional services, other than those services listed above, were $18,000 and $44,000, respectively. Such services were comprised of accounting and other consultation. For the fiscal year ended December 31, 2004 no fees were billed by KPMG for tax compliance.

        Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG and EY are engaged by our subsidiaries or us to render any auditing or permitted non-audit related service, the engagement be:

—	approved by our audit committee; or

—	entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

        In certain instances, the Securities and Exchange Commission does not require pre-approval.

        The audit committee has considered the nature and amount of the fees billed by KPMG and Ernst & Young, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining KPMG’s and Ernst & Young’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-45.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and restated Articles of Association of the Company dated October 27, 2003 (incorporated by reference to exhibit 1.1 to the Company's annual report on Form 20-F for the year ended December 31, 2003).

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form F-1 (registration number 333-05718).

2.1	Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company's current report on Form 6-K filed June 10, 2004).

4.1	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company registration statement on Form S-8 filed on December 19, 2002).

4.2	Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company's Registration Statement on Form S-8 (registration number 333-11560))

4.3	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company's Registration Statement on Form F-1 (registration number 333-05718)).

4.4	English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company's annual report on Form 20-F (registration number 001-14552)).

4.5	Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company's annual report on Form 20-F (registration number 001-14552)).

4.6	English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.7	Value-Added Reseller Agreement for ODT Document Technologies' Products between the Company and Oce Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.8	Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company's current report on Form 6-K filed June 10, 2004).

4.9	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company's annual report on Form 20-F for the year ended December 31, 2003).

4.10	Business Transfer Agreement between the Company and Toyo Ink Mfg. Co., Ltd., dated as of August, 2004 (incorporated by reference to exhibit 4.28 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004).

8	List of Subsidiaries (incorporated by reference to exhibit 8 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004).

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Number	Description

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer – member of Ernst & Young Global.

15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company's annual report on Form 20-F for the year ended December 31, 2003).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

Date: March 27, 2006

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

INDEX

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TOP IMAGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2006	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,136	$8,200
Marketable securities (Note 3)	279	1,805
Trade receivables (net of allowance for doubtful accounts of $ 654 and $ 412 at December 31, 2004 and 2005, respectively)	5,541	6,802
Other accounts receivable and prepaid expenses (Note 4)	566	622

Total current assets	16,522	17,429

LONG-TERM ASSETS:
Severance pay fund	571	654
Long-term deposits (Note 9b(2))	147	135
Property and equipment, net (Note 5)	618	577
Other intangible assets, net (Note 6)	1,419	1,100
Goodwill	465	465

Total long-term assets	3,220	2,931

Total assets	$19,742	$20,360

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 7)	$1,707	$2,179
Trade payables	405	900
Accrued expenses and other accounts payable (Note 8)	2,178	2,213

Total current liabilities	4,290	5,292

ACCRUED SEVERANCE PAY	757	850

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 9)

SHAREHOLDERS’ EQUITY (Note 11):
Share capital:
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2004 and 2005;
Issued and outstanding: 8,753,991 shares at December 31, 2004 and 8,777,366 shares at December 31, 2005	97	97
Additional paid-in capital	29,579	29,561
Accumulated other comprehensive loss	(2)	-
Accumulated deficit	(14,979)	(15,440)

Total shareholders’ equity	14,695	14,218

Total liabilities and shareholders’ equity	$19,742	$20,360

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2003	2004	2005

Revenues (Note 12):
Products	$6,211	$6,964	$9,888
Services	2,108	4,214	6,932

Total revenues	8,319	11,178	16,820

Cost of revenues:
Products	1,795	1,971	3,363
Services	545	1,501	3,400

Total cost of revenues	2,340	3,472	6,763

Gross profit	5,979	7,706	10,057

Operating costs and expenses:
Research and development	863	929	1,312
Selling and marketing	3,769	4,547	5,396
General and administrative	2,050	2,576	3,470
Liquidated damages related to September 2004 investment	-	-	164

Total operating costs and expenses	6,682	8,052	10,342

Operating loss	(703)	(346)	(285)
Financial income (expenses), net (Note 14)	109	178	(146)

Loss before taxes on income (Note 10)	(594)	(168)	(431)

Taxes on income	-	-	30

Net loss	$(594)	$(168)	$(461)

Basic and diluted net loss per share (Note 13)	$(0.11)	$(0.02)	$(0.05)

Weighted average number of shares used in computation of net loss per share	6,102,496	6,905,559	8,764,222

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive loss	Total

Balance at January 1, 2003	$73	$22,339	$8	$(14,217)		$8,203
Net unrealized losses on available-for-sale securities	-	-	(11)	-	$(11)	(11)
Net loss	-	-	-	(594)	(594)	(594)

Comprehensive loss					$(605)

Exercise of stock options	*) -	41	-	-		41

Balance at December 31, 2003	73	22,380	(3)	(14,811)		7,639
Net unrealized gains on available-for-sale securities	-	-	1	-	$1	1
Net loss	-	-	-	(168)	(168)	(168)

Comprehensive loss					$(167)

Issuance of shares and warrants, net	23	6,960	-	-		6,983
Exercise of stock options	1	239	-	-		240

Balance at December 31, 2004	97	29,579	(2)	(14,979)		14,695
Net unrealized gains on available-for-sale securities	-	-	2	-	$2	2
Net loss	-	-	-	(461)	(461)	(461)

Comprehensive loss					$(459)

Issuance expenses	-	(77)	-	-		(77)
Exercise of stock options	*) -	15	-	-		15
Employee stock-based compensation related to acceleration of vesting	-	44	-	-		44

Balance at December 31, 2005	$97	$29,561	$-	$(15,440)		$14,218

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:

Net loss	$(594)	$(168)	$(461)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-compensation due to acceleration of vesting	-	-	44
Interest on short-term bank loans	-	-	3
Depreciation and amortization	215	270	524
Accrued severance pay, net	30	(4)	10
Gain from marketable securities, net	11	(1)	(3)
Increase in trade receivables, net	(1,457)	(935)	(1,261)
Increase in other accounts receivable and prepaid expenses	(115)	(153)	(56)
Increase (decrease) in trade payables	(47)	99	495
Increase (decrease) in accrued expenses and other accounts payable	(537)	(182)	284

Net cash used in operating activities	(2,516)	(1,074)	(421)

Cash flows from investing activities:

Acquisition of business activity (a)	-	(1,763)	-
Payment of accrued expenses on account of acquisition	-	-	(73)
Purchase of property and equipment	(72)	(416)	(164)
Proceeds from sale of marketable securities	253	138	279
Purchase of marketable securities	-	(138)	(1,800)
Decrease (increase) in long-term deposits	4	(61)	12

Net cash provided by (used in) investing activities	185	(2,240)	(1,746)

Cash flows from financing activities:

Proceeds from exercise of stock options	41	240	15
Increase in short-term bank loans, net	744	115	469
Proceeds from issuance of shares, net	-	7,240	-
Payment of accrued issuance expenses	-	-	(253)

Net cash provided by financing activities	785	7,595	231

Increase (decrease) in cash and cash equivalents	(1,546)	4,281	(1,936)
Cash and cash equivalents at the beginning of the year	7,401	5,855	10,136

Cash and cash equivalents at the end of the year	$5,855	$10,136	$8,200

The accompanying notes and appendix are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Interest	$20	$72	$97

Non-cash activities:

Accrued issuance expenses	$-	$257	$77

Accrued expenses on account of acquisition	$-	$202	$-

(a)	Acquisition of business activity:

	Net fair value of assets acquired and liabilities assumed at the acquisition date:

	Identifiable intangible assets	$1,500
	Goodwill	465

		1,965
	Accrued expenses on account of acquisition	(202)

		$1,763

The accompanying notes and appendix are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

NOTE 1: –	GENERAL

	a.	Business and organization:

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

As for information regarding the principal customers of the Company, see Note 12b.

	b.	The Company’s marketing and sales activities are conducted through its wholly owned subsidiaries in the U.S., U.K, Germany and Japan.

c.

In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. (“Toyo”) which was, until then, the Company’s distributor in Japan, to acquire through its newly established Japanese subsidiary (“TISJ”), certain assets comprising the Toyo’s business of distributing the Company’s products in Japan. The consideration for the acquisition amounted to $ 1,965 (including $ 465 in transaction costs). In addition, the Company agreed to pay Toyo an annual amount equivalent to five percent (5%) of the total annual sales of TISJ in Japan derived from licensing and customization of software to the customers transferred to TISJ by Toyo for two years from the closing. The payment of the annual amount is contingent on the continuance of service by certain employees that Toyo assigned to TISJ.

As of December 31, 2005, total accrued royalties amounted to $ 19.

Pursuant to the agreement, Toyo transferred certain assets including intellectual rights, customers and maintenance agreements from Toyo EDMS division to TISJ. TISJ also received the rights to distribute the Japanese localized version of TISJ products. Certain employees from Toyo’ professional team had been assigned to TISJ for a period of two years.

The results of operations of the acquired business have been included in the financial statements of the Company since the date of acquisition.

Allocation of the purchase consideration:

Identifiable intangible assets	$1,500
Goodwill	465

Total assets acquired	$1,965

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750	5
Customer relations	750	5

	$1,500

See Note 6 for expected amortization expenses.

For the four months ended December 31, 2004 and for the year ended December 31, 2005, the revenues and net income (loss) included in the consolidated financial statements in respect of the acquired business amounted to $ 531, $ 2,831, $ 136 and $ 174, respectively.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”), applied on a consistent basis, as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in United States dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The majority of the Company’s financing is in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries are the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date acquired.

	e.	Marketable securities:

Marketable securities consist of mutual fund certificates as of December 31, 2004 and auction rate securities as of December 31, 2005.

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available-for-sale and reported at fair value.

Unrealized gains and losses are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Auction rate securities are reported at fair value, which approximates cost due to the interest rate reset feature of these securities. As such, no unrealized gains or losses related to these securities were recognized during the year ended December 31, 2005.

	f.	Long-term deposits:

Consist mainly of long-term prepaid expenses for motor vehicle and rent leasing.

	g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 15
Leasehold improvements	Over the shorter of the lease term or useful economic life

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, 2004 and 2005, no impairment indicators have been identified.

	i.	Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized as of January 1, 2002.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to one reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. As of December 31, 2004 and 2005, no impairment indicators have been identified.

	j.	Other intangible assets:

Intangible assets are comprised of acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Acquired technology and customer relations are amortized on a straight line basis over a period of five years.

	k.	Revenue recognition:

Product revenues include mainly sales of software and related hardware.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 97-2”). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

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

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on Statement of Position No.81-1, on the percentage of completion basis, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss.

	l.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the option’s vesting period.

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 123”) and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	116%	83.8%	106.79%
Risk-free interest	2%	3.14%	4.25%
Expected life (in years)	4	4	3.36

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,

	2003	2004	2005

Net loss as reported	$(594)	$(168)	$(461)

Deduct - stock-based employee compensation - intrinsic value	-	-	44

Add - stock-based compensation expense determined under fair value method for all awards	(104)	(178)	*) (815)

Pro forma net loss	$(698)	$(346)	$(1,232)

Basic and diluted net loss per share, as reported	$(0.11)	$(0.02)	$(0.05)

Pro forma basic and diluted net loss per share	$(0.11)	$(0.05)	$(0.14)

	*)	The stock based compensation costs under SFAS No. 123 increased by approximately $ 568 as a result of the acceleration of vesting (see Note 11c).

m.	Research and development costs:

Research and development costs, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a detail program design. Costs incurred by the Company between completion of the detail program design and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received during the years 2002 through 2005. Total royalties paid amounted to $ 7, $ 15 and $ 1 in 2003, 2004 and 2005, respectively and were recorded as part of the cost of revenues.

	o.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

Outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for 2003, 2004 and 2005. The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 522,875, 1,781,563 and 2,084,188 for the years ended December 31, 2003, 2004 and 2005, respectively.

	p.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	q.	Concentrations of credit risk:

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include investments in mutual funds and auction rate U.S. Federal securities. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	r.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 57, $ 94 and $ 102, respectively.

	s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The fair values for marketable securities are based on quoted market prices and do not differ from carrying amounts (see also Note 3).

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $ 217, $ 175 and $ 91, respectively.

	u.	Impact of recently issued Accounting Standards:

On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Base Payment” (“SFAS 123R”) which revises the previously effective SFAS No. 123 and supersedes APB No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged.

The Company has the option to choose either the modified prospective or modified retrospective method. The Company expects to adopt SFAS 123R in the first quarter of 2006, using the modified prospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and for any new grants thereof at the beginning of the first quarter of adoption of SFAS 123R.

Had the Company adopted SFAS 123(R) in prior periods, the impact of that statement would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and net loss per share of Ordinary stock in Note 13 to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of SFAS 123R and contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: –	MARKETABLE SECURITIES

The Company invests in marketable securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,

	2004			2005

	Amortized cost	Unrealized losses	Market value	Amortized cost	Unrealized gains	Market value

Available-for-sale:

Mutual fund participation certificates	$281	$(2)	$279	$-	$-	$-
Auction rate U.S. Federal securities	-	-	-	1,805	-	1,805

Total available-for-sale marketable securities	$281	$(2)	$279	$1,805	$-	$1,805

During 2005, the Company recorded proceeds from sales of marketable securities in the amount of $ 279.

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2004	2005

Employees and others	$45	$130
Government authorities	318	316
Prepaid expenses	203	176

	$566	$622

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	PROPERTY AND EQUIPMENT

	December 31,

	2004	2005

Cost:
Computers and peripheral equipment	$1,568	$1,674
Furniture and office equipment	487	545
Leasehold improvements	139	139

	2,194	2,358

Accumulated depreciation:
Computers and peripheral equipment	1,246	1,383
Furniture and office equipment	261	309
Leasehold improvement	69	89

	1,576	1,781

Depreciated cost	$618	$577

Depreciation expense amounted to $ 215, $ 189 and $ 205 for the years ended December 31, 2003, 2004 and 2005, respectively.

As to charges, see Note 9c(1).

NOTE 6: –	OTHER INTANGIBLE ASSETS

Other intangible assets arose from the acquisition of the business from Toyo in August 2004 (see Note 1b).

	a.	Identifiable intangible assets:

	December 31,

	2004	2005

Original amount:
Customer relations	$750	$750
Acquired technology	750	750

	1,500	1,500

Accumulated amortization:
Customer relations	50	200
Acquired technology	31	200

	81	400

Amortized cost	$1,419	$1,100

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	OTHER INTANGIBLE ASSETS (Cont.)

	b.	Amortization expenses amounted to $ 81 and $ 319 for the years ended December 31, 2004 and 2005, respectively.

	c.	Estimated amortization expenses for the year ended:

December 31,	Other intangible assets

2006	$300
2007	$300
2008	$300
2009	$200

NOTE 7: –	SHORT-TERM BANK LOANS

	a.	Composition:

	Interest rate		December 31,

	2004	2005	2004	2005

	%

Short-term bank loans:
In NIS	5.3	5.8	$247	$740

Short-term bank credit:
In NIS (1)	Prime + 1%	Prime + 1%	150	85
In U.S. dollars (2)	Libor + 2%	Libor + 2%	1,310	1,354

			1,460	1,439

			$1,707	$2,179

	(1)	As of December 31, 2004 and 2005, the prime rate is 5.2% and 7%, respectively.

	(2)	As of December 31, 2004 and 2005, the Libor rate is 2.375% and 4.375%, respectively.

The Company has a revolving line of credit with banks for total borrowings of up to $ 2,300, based on 75% of its trade receivables. The line of credit is secured by a charge (see Note 9c(2)).

b.	Interest expenses amounted to $ 68, $ 72 and $ 100 for the years ended 2003, 2004 and 2005, respectively.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S dollars in thousands

NOTE 8: –	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,

	2004	2005

Employees	$171	$172
Government authorities	398	575
Accrued expenses and other	1,066	772
Provision for accrued vacation pay	243	254
Deferred revenues	300	440

	$2,178	$2,213

NOTE 9: –	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Legal proceedings:

During 2003, the Company was named as a defendant in a case brought by Millennium LP (“Millennium”), in the District Court for the Southern District of New York. In the case, Millennium asserted that certain image processing systems sold or offered for sale by the Company in the United States infringed on certain U.S. patents held by Millennium. In 2004, the Company settled the matter for $ 250, of which the Company paid $ 100 at the time the settlement agreement was finalized. The remainder is being paid in monthly installments of $ 6.25 over a period of 24 months. Pursuant to the settlement agreement, Millennium released the Company from any past and future infringement claims until the expiration of the patents.

b.	Commitments:

1.

With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! Software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $ 67 and $ 66 as of December 31, 2004 and 2005, respectively.

Royalties payable to the Office of the Chief Scientist of Israel’s Ministry of Industry and Trade (“the OCS”) are classified as part of cost of revenues.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S dollars in thousands

NOTE 9: –	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

2.

The Company has entered into an operating lease agreements for the lease of a fleet of 32 motor vehicles. The leasing deposits are presented in the long-term deposits. Each lease is for a period of three years with monthly payments linked to the Israeli CPI. As of December 31, 2005, commitments are as follows:

2006	$152
2007	79
2008	15

Total	$246

3.

The Company leases offices for its activities. The remaining obligation periods range from one year to three years including extension periods. As of December 31, 2005, commitments for such leases are as follows:

2006	$257
2007	203

Total	$460

Part of the lease agreements is secured by a bank guarantee in the amount of $ 53.

4.

In 2004, the Company renewed an engagement under which it has the right to use third-party software during fiscal years 2005 and 2006. Pursuant to the agreement, the Company agreed to pay an annual license fee equal to the greater of $ 300 and 2.75% of related sales. The amount is due in four quarterly payments for each year. During the year 2005 the Company paid annual fees of $300.

c.	Charges:

1.

To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.	To secure revolving credit facilities from a bank, the Company recorded a floating charge on its plant, assets and rights in favor of this bank.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S dollars in thousands

NOTE 10: –	TAXES ON INCOME

a.	Israeli income taxes:

	1.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s production facilities in Israel have been granted “Approved Enterprise” status under the above Law. The Company has a program with three expansions, according to the “Alternative Benefits Track”. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%). Additionally, the Company is a “foreign investors company”, as defined by that law and, as such, is entitled to additional reduction of the tax to 15% - 20% (based on the percentage of foreign ownership in each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, detailed above, is subject to limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Company received approvals for the first program and two of its expansions during the years 1990, 1991 and 1999, of which the first two programs have already expired. The period of benefits for the third expansion has not yet commenced.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is meeting all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track, currently between 15%-20% for an “Approved Enterprise”. As of December 31, 2005, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, TIS Israel’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provisions of the Amendment.

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

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

	4.	Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

	5.	The Company has received final tax assessments through the 1999 tax year.

b.

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the “Approved Enterprise”.

The tax expenses in the amount of $ 30 in the financial statements are a result of taxes paid on income of the German subsidiary, due to the transfer pricing between the subsidiary and the parent company.

c.	Carryforward losses:

As of December 31, 2005, the Company had operating losses carryforward for tax purposes in the amount of $ 4,613. The amount of the Company’s carryforward operating losses will be offset against taxable future income for an indefinite period.

As of December 31, 2005, the subsidiaries had operating losses carryforward for tax purposes in the amount of $ 4,463. A portion of such losses expires over a period from 2006 through 2018.

d.	Loss before taxes on income:

	Year ended December 31,

	2003	2004	2005

Domestic	$(48)	$(75)	$(22)
Foreign	(546)	(93)	(409)

	$(594)	$(168)	$(431)

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: –	TAXES ON INCOME (Cont.)

e.	Deferred taxes:

	December 31,

	2004	2005

Carryforward losses	$3,920	$2,538
Accrued severance pay	63	59
Accrued vacation pay	83	81
Allowance for doubtful accounts	312	131
Provision, bonuses and other special charges	44	-

Net deferred tax assets before valuation allowance	4,422	2,809
Valuation allowance	(4,422)	(2,809)

Net deferred tax assets	$-	$-

The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses. Management currently believes that it is more likely than not that the deferred taxes will not be realized.

NOTE 11: –	SHAREHOLDERS’ EQUITY

a.

On September 24, 2004, the Company sold 2,524,351 Ordinary shares of the Company at a purchase price of $ 3.16 per share to institutional investors for gross proceeds of approximately $ 8,000. The Company filed a registration statement which had become effective by the Securities and Exchange Commission on March 1, 2005.

The investors also received warrants to purchase up to 1,262,188 Ordinary shares, with an exercise price of $ 4.26 per share. The warrants expire on September 23, 2007.

The Company has the right, but not the obligation, to call upon prior notice all or part of the warrants if the market price for the Company’s Ordinary shares exceeds $ 8.52 for 20 consecutive days. If the Company uses this right, it will issue to the holders of the warrants exchange warrants containing the same terms and conditions as the warrants redeemed with an exercise price equal to 120% of the share price on the day immediately proceeding the call date.

In connection with the private placement, the Company filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration statement became effective on March 1, 2005. However, the Company did not obtain effectiveness of the registration statement within the timeframe set forth in its agreements with the investors, which has subjected the Company to liquidated damages of approximately $ 164 (including interest). In addition, any future failure to maintain effectiveness of the registration statement could subject the Company to additional liquidated damages.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	SHAREHOLDERS’ EQUITY (Cont.)

b.	Employee stock options:

1.

The Company has reserved 115,000 Ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

As of December 31, 2005, 17,875 options are outstanding and exercisable at prices ranging between $ 2.77 and $ 5 per share.

	2.	Employee Stock Option Plan (1996):

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

As of December 31, 2005, options to purchase 82,625 Ordinary shares are outstanding under the plan at exercise prices between $ 0.52 and $ 5 per share. The outstanding options under the Plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.

	3.	Employee Stock Option Plan (2000):

The Employee Stock Option Plan (2000) (“the ESOP 2000”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of Israel’s Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder (“Section 102”).

A total of 240,000 shares have been reserved for the purposes of the ESOP 2000. As of December 31, 2005, 135,500 options are outstanding. All of the options are vested over a three-year period, and have exercise prices between $ 0.99 and $ 4.125 per share.

	4.	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) (“the ESOP 2003”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

The Company has reserved the minimum number of 181,242 shares, for the purpose of the ESOP 2003. The minimum number may be increased by the number of expired options from the ESOP 2000 and 96, but not more than an increase of 539,242 shares. Any shares which remain unissued and which are not subject to the outstanding options at the termination of the ESOP 2003 shall cease to be reserved for the purpose of the ESOP 2003, but until termination of the ESOP 2003 the Company shall at all times reserve a sufficient number of shares to meet the requirements of the ESOP 2003.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	SHAREHOLDERS’ EQUITY (Cont.)

In May 2004, the Board of Directors and the shareholders of the Company approved the issuance of options to purchase an additional 650,000 Ordinary shares pursuant to the ESOP 2003.

As of December 31, 2005, 586,000 options are outstanding. All the options have an exercise price between $ 1.31 and $ 3.27 per share.

	5.	As of December 31, 2005, an aggregate amount of 359,917 options is still available for future grant under all of the above mentioned plans.

c.

On December 30, 2005, the Company decided to accelerate the vesting of 304,830 of its unvested stock options previously awarded to employees and officers of the Company, to purchase the Company’s shares pursuant to one of the Company’s Stock Option Plans, such that, as of December 31, 2005, these outstanding options to purchase any of the Company’s Ordinary shares, shall be fully vested.

As a result of the acceleration, in accordance with FIN 44, the Company recorded additional compensation expenses of $ 44, included in general and administrative expenses.

The Company’s decision to accelerate the vesting of those options and to grant fully vested options, was based primarily upon the issuance of SFAS No. 123R, which will require the Company to treat all unvested stock options as compensation expense, effective January 1, 2006. The Company believes that the accelerated vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes for the fully vested grant and for the acceleration were to make the options more attractive to recipients and to avoid discrimination between groups of option holders, respectively.

The impact of vesting accelerating on pro forma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was to increase such disclosed compensation cost by approximately $ 568 (see Note 2l).

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans (not including non-plan grants):

	Year ended December 31,

	2003		2004		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	434,500	$2.81	417,875	$2.46	499,375	$2.60
Granted	116,000	$1.34	153,000	$3.08	350,000	$2.72
Exercised	(6,875)	$1.59	(23,875)	$2.93	(3,375)	$1.66
Forfeited	(125,750)	$2.70	(47,625)	$2.75	(24,000)	$2.38

Outstanding at the end of the year	417,875	$2.46	499,375	$2.60	822,000	$2.65

Exercisable at the end of the year	246,000		260,375		620,500

Weighted average fair value of options granted during the year		$1.15		$1.93		$1.84

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Range of exercise price	Options Outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

$ 0.99-$ 1.70	142,000	6.63	$1.33	73,000	$1.35
$ 2.08-$ 2.92	519,000	8.56	$2.70	406,500	$2.69
$ 3-$ 4.125	145,000	7.07	$3.54	125,000	$3.58
$ 5	16,000	1	$5.00	16,000	$5.00

	822,000		$2.66	620,500	$2.77

d.	Share purchase agreement:

In consideration of the purchase of 990,000 of E - Mobilis shares, the Board of Directors of the Company granted the sellers on November 8, 2001, options to purchase 100,000 Ordinary shares that vested immediately, at an exercise price of $ 2 per share. During 2003, 15,000 options were exercised and the remaining 85,000 options were exercised during 2004.

e.	Options to directors:

On November 25, 2002, the shareholders of the Company approved the grant of an option to purchase 20,000 fully vested Ordinary shares at an exercise price of $ 0.46 per share, to the Chairman of the Board of Directors. The exercise price was equal to the market price of the shares on the date of the grant. In August 2005, all the options were exercised.

TOP IMAGE SYSTEMS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: –	SHAREHOLDERS’ EQUITY (Cont.)

	f.	Dividends:

Dividends may be paid by the Company only out of the Israeli company’s earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS.

The Company does not anticipate paying dividends in the foreseeable future.

NOTE 12: –	GEOGRAPHICAL INFORMATION

	a.	Business segment, geographical areas and foreign operations:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). The Company’s business is divided into the geographic areas regions as described bellow. Total revenues are attributed to geographic areas based on the location of the customer.

	b.	Geographic information:

	Year ended December 31,

	2003	2004	2005

Product sales:
Israel	$10	$142	$60
Far East (excluding Japan)	1,316	598	2,020
Europe	4,280	5,356	5,604
North America	43	607	734
South America	506	-	210
Africa	56	166	512
Japan	-	95	748

	6,211	6,964	9,888

Service revenues:
Israel	21	42	78
Far East (excluding Japan)	139	326	375
Europe	1,449	2,610	3,396
North America	349	647	868
South America	10	-	15
Africa and Middle East (excluding Israel)	89	14	53
Japan	51	575	2,147

	2,108	4,214	6,932

Total revenues	$8,319	$11,178	$16,820

Sales to single customers exceeding 10% of revenues:
Customer A	17%	10%	*) -

Customer B	*) -	*) -	10%

*) Less than 10%

The Company’s substantial long-lived assets are located in Israel.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,

	2003	2004	2005

Numerator for basic and diluted net loss per share - net loss available to shareholders	$(594)	$(168)	$(461)

Weighted average shares outstanding:

Denominator for basic net loss per share	6,102,496	6,905,559	8,764,222
Effect of dilutive securities	*) -	*) -	*) -

Denominator for diluted net loss per share	6,102,496	6,905,559	8,764,222

Basic and diluted net loss per share	$(0.11)	$(0.02)	$(0.05)

*) Anti dilutive.

NOTE 14: –	FINANICAL INCOME (EXPENSES), NET

	Year ended December 31,

	2003	2004	2005

Interest income, net	$61	$84	$140
Exchange rate gain (loss) and bank charges	59	93	*) (326)
Gain (loss) from marketable securities	(11)	1	40

	$109	$178	$(146)

*) Includes income from forward transactions in the amount of $ 109.

NOTE 15: –	RELATED PARTY TRANSACTION

Based on a resolution of the shareholders of the Company, one of its directors was entitled to an amount of $ 254 for consulting fees during the year 2004, in regard to the acquisition of the business in Japan (which was recorded as part of the acquisition costs in 2004) and $114 for consulting fees related to other business development affairs in 2005. In addition, during 2005, the director received $6 for his service as a Board member