Form 20-F
period 2006-12-31
TOP IMAGE SYSTEMS LTD
filed 2007-04-02
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered

Ordinary Shares, nominal value NIS 0.04 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

8,845,241 Ordinary Shares

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

- i -

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

SELECTED FINANCIAL DATA

          The following selected consolidated financial data are presented in accordance with generally accepted accounting policies in the United States, or U.S. GAAP. The Israeli Securities Law – 1968 allows Israeli companies, such as us, whose securities are listed both on the Tel Aviv Stock Exchange and on certain stock exchanges in the United States (including NASDAQ), to report to the Israel Securities Authority and the Tel Aviv Stock Exchange in accordance with the reporting requirements under SEC rules and U.S. GAAP. All financial statements included in this annual report and all financial information released in Israel are presented solely under U.S. GAAP. The selected consolidated financial data should be read in conjunction with and are qualified by reference to Item 5 of this report entitled “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this report.

	Year Ended December 31,

	2002	2003	2004	2005	2006

	In thousands except for weighted average number of shares data
Statement of Operations Data:
Revenues	$7,799	$8,319	$11,178	$16,820	$20,224
Cost of revenues	3,005	2,340	3,472	6,763	7,648
Gross profit	4,794	5,979	7,706	10,057	12,576
Research and development, net	1,340	863	929	1,312	1,792
Selling, administrative and general	7,465	5,819	7,123	9,030	10,263
Operating profit (loss)	(4,011)	(703)	(346)	(285)	521
Financial expense (income), net	(187)	(109)	(178)	146	(325)
Other (income) expense	4	-	-	-	-
Tax on income				30	45

	Year Ended December 31,

	2002	2003	2004	2005	2006

	In thousands except for weighted average number of shares data
Net income (loss)	(3,828)	(594)	(168)	(461)	801
Net basic and dilutive income (loss) per share	$(0.627)	$(0.11)	$(0.024)	$(0.053)	0.091
Weighted average number of shares outstanding for basic and dilutive net loss per share	6,098,890	6,102,496	6,905,559	8,764,222	8,819,857

	As of December 31,

	2002	2003	2004	2005	2006

	In thousands

Summary of Balance Sheet Data:
Cash and cash equivalents	$7,400	$5,854	$10,136	$8,200	$6,195
Working capital	7,739	7,353	12,232	12,137	26,852
Total Assets	12,488	12,130	19,742	20,360	34,295
Long Term debt	-	-	-	-	14,197
Total liabilities	4,286	4,490	5,047	6,142	18,915
Shareholders’ equity	8,202	7,639	14,695	14,218	15,380

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

          Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998 and 2006, and our losses may continue. For the year ended December 31, 2006, we had accumulated deficit of $14.6 million. We plan to maintain the level of our aggregate product development expenses and may significantly increase our sales and marketing and administrative expenses in the near future. Accordingly, to maintain our current level of financial performance, we will need to increase or maintain our revenues. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

          Sales to large customers have historically accounted for a significant part of our sales. For example, a sale to CSC Australia Pty. Ltd. accounted for 10% of our sales in 2005, and sales to Swiss Post–Finance accounted for 10% of our sales in 2004. In 2006, we had no customer who accounted for more than 10% of our sales. If we are unable in the future to complete sales to large customers, our business, prospects and financial results could be adversely affected.

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

          ReadSoft, one of our competitors, filed a patent application entitled “Method and Arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092). Although the patent was not enforced against us, we became aware of the patent and, in May 2004, filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. After a number of written exchanges, the dispute was heard on March 8, 2007 in a proceeding at the European Patent Office in Germany. At the end of the oral proceeding, ReadSoft’s patent was revoked in its entirety. There remains a risk that Readsoft might appeal this decision and petition for the patent to be reinstated. Although we do not believe that any of our products would infringe upon this patent, if ReadSoft were to prevail on any appeal, and it subsequently was decided that we infringed the patent, there could be a material adverse effect on our business, prospects and financial condition.

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

          In addition, our products are combined with complex products developed by other vendors. As a result, should problems occur, it may be difficult to identify the source or sources of the problems. Defects and errors, or end-user perception of defects and errors, found in current versions, new versions or enhancements of these products after commencement of commercial shipments may result in:

•	damage to brand reputation;

•	loss of customers;

•	delay in market acceptance of current and future products;

•	diversion of development and engineering resources to correct defects or errors; and

•	warranty or product liability claims.

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

          Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, the most recent confrontation taking place in July-August 2006. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000. In addition, we cannot predict the effect on Israel or the Middle East generally of the recent elections in the Palestinian Authority in which Hamas, an Islamic movement responsible for many attacks against Israelis, has formed the new government. Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

          We may pursue the acquisition of related businesses or complementary businesses, including individual products or technologies, in an effort to expand capacity, enter new markets and diversify our sources of revenue. In 2004, we acquired the business of the EDMS division of Toyo Ink in Japan. We may not be able to successfully integrate the EDMS business into our existing business or to manage growth through acquisitions. In December 2006, we raised net proceeds of $13,505,000 through the issuance of convertible debentures. We may use some or all of the proceeds of this issuance to pursue acquisition opportunities. Acquisitions and expansions may require significant additional expenditures, including integration and absorption costs, before we are able to obtain any benefits of integration resulting from them. These expenditures may strain management, financial and operational resources. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.

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

          In the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984 for the financing of a portion of our research and development expenditures in Israel. The Israeli government has reduced the benefits available under this program in recent years and may decide not to continue the program in the future at its current level or to terminate it altogether. The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants. Such approval, if granted, will generally be subject to additional financial obligations. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties. See also “Governmental Regulation” in Item 4 herein.

If we fail to satisfy the condition specified by our “Approved Enterprise” program, we may be denied benefits to which we are currently entitled to in the future.

          The Investment Center of the Israeli Ministry of Industry and Trade has granted us “Approved Enterprise” status to certain development programs under The Law for the Encouragement of Capital Investments, 1959, or the Investment Law. The benefits available to an Approved Enterprise program are dependent upon the continuing fulfillment of ongoing conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied to us in the future.

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

          However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, we did not generate income subject to the provisions of the new law.

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

          In addition, trading in shares of companies listed on the NASDAQ Capital Market in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our ordinary shares.

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

Our ordinary shares are traded on more than one market and this may result in price variations.

          Our ordinary shares are traded on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is effected in different currencies (dollars on the NASDAQ Capital Market, and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

We may not be able to make our debt payments in the future.

          In December 2006 through the issuance of convertible debentures, we raised net proceeds of $13,505,000. Our ability to meet our obligations under the convertible notes and our other debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the convertible notes, in which case the convertible notes may need to be refinanced. Our ability to refinance our indebtedness, including the convertible notes, will depend on, among other things:

•	our financial condition at the time;

•	restrictions in agreements governing our debt; and

•	other factors, including market conditions

          We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the convertible notes, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

Our indebtedness and debt service obligations have increased with the issuance of the convertible notes, which may adversely affect our cash flow, cash position and share price.

          We intend to fulfill our debt service obligations from existing cash, investments and our operations. In the future, if we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research and development programs.

          Our indebtedness could have significant additional negative consequences, including, without limitation:

•

requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Conversion of the convertible notes would dilute the ownership interest of our existing shareholders.

          The conversion of some or all of the convertible notes would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect the prevailing market prices of our ordinary shares. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the price of our ordinary shares.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

          Pursuant to the rules and regulations issued under Section 404 of the Sarbanes-Oxley Act of 2002, we must begin providing a report by management assessing the effectiveness of our internal control over financial reporting beginning with our annual report for our fiscal year ending on December 31, 2007, and must begin providing an auditor’s attestation report on internal control over financial reporting in our annual report for our fiscal year ending on December 31, 2008. We are in the process of determining whether our existing internal control over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable, when required under applicable SEC rules, to obtain an unqualified report on internal control from our independent auditors.

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

          Our ordinary shares began trading on the NASDAQ Capital Market in November 1996 and on the Tel Aviv Stock Exchange in December 2006.

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

          eFLOW™’s underlying infrastructure utilizes advanced technologies, such as Microsoft ..NET and Microsoft Visual Basic for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files. Developing the advanced version of eFLOW Unified Content Platform™ , eFLOW™ Version 3.0 and future version, based on the Microsoft .NET technology ensures its compatibility to future Microsoft technologies and other technology partners, as well as its usability to our customers. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW ™ with other mission-critical applications to create fully integrated business solutions. eFLOW™ includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

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

          Smart for Unstructured Content, a Mailroom Classification Solution

          Smart,the eFLOW™ plug-in for unstructured content, is an automated classification solution. By automatically capturing, recognizing, classifying and routing all incoming information, regardless of format or origin, Smart functions as the gateway to enterprise information systems.

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

          The Learning module is one of eFLOW™’s innovative modules which automatically learns new types of forms in order to both introduce new forms previously unseen into the system and to improve recognition of existing forms already captured into the system. Unrecognized forms reach the Learning module, where an operator trains the system to locate certain important fields. The new information would then be available for the system to recognize a similar, although not necessarily identical, form in the future.

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

          eFLOW Invoice Reader

          eFLOW Invoice Reader is a standard, generic and easy-to-implement invoice capture and approval solution. This solution can be deployed and integrated in any enterprise accounting environment including SAP, Oracle and other financial systems.

          eFLOW Invoice Reader is pre-adapted to specific country regulations and business practices, and thus can be implemented in a relatively short timeframe. eFLOW Invoice Reader minimizes resources for operating an effective invoice capturing process, shortens delivery time and purchase-to-pay cycle, employs the most advanced character recognition technology for fast data capture, and automatically verifies the vendor data and PO information on the incoming invoices.

          AFPSPro™

          AFPSPro™ had been our flagship product until the introduction of the eFLOW Unified Content Platform™. We are at the end of the process of upgrading AFPSPro™ customers to eFLOW™ and plan to gradually phase out AFPSPro™.

          Principal Markets

          As of December 31, 2006, we operated branch offices in the United States, the United Kingdom, Germany and Japan through subsidiaries. Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America. These three territories, together with Germany, the UK and Japan, define our principal markets. In addition, we believe that there exist significant opportunities in France, South Africa, the Czech Republic, Spain, Australia, Belgium, the Netherlands and Luxembourg. During 2004, we added to our local subsidiaries several local sales representatives around the world, mainly in Europe, which contributed to the organic increase in sales in 2005 and 2006. These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support. As part of our previously announced strategic plan, we established Top Image Systems Japan (TISJ) in 2004, in order to expand our already strong presence and market position in Japan and utilized a portion of the proceeds from our 2004 private placement to acquire certain assets of Toyo Ink’s EDMS division, as more fully described in the section entitled “Competition” below. We are currently exploring various options regarding our expansion plans. We continuously review opportunities for expansion in both new and existing markets.

          The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. Dollars in thousands)

	Year Ended December 31,

	2004		2005		2006

	$	%	$	%	$	%
Europe	5,356	77%	5,604	57%	6,711	55%
Far East (excluding Japan)	598	9%	2,020	20%	1,844	15%
Africa	166	2%	512	5%	461	4%
North and South America	607	9%	944	9%	1,191	10%
Israel	142	2%	60	1%	69	1%
Japan	95	1%	748	8%	1,868	15%

Total	6,964	100%	9,888	100%	12,144	100%

Service Revenues by Region
(U.S. Dollars in thousands)

	Year Ended December 31,

	2004		2005		2006

	$	%	$	%	$	%
Europe	2,610	62%	3,396	49%	4,675	58%
North and South America	647	15%	883	13%	962	12%
Far East (excluding Japan)	326	8%	375	5%	598	7%
Africa	14	0%	53	1%	75	1%
Japan	575	14%	2,147	31%	1,765	22%
Israel	42	1%	78	1%	5	0%
Total	4,214	100%	6,932	100%	8,080	100%

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

          Marketing Strategy

          Over the past few years, we have shifted our marketing emphasis from a time-and-labor intensive orientation, which required us to provide technical support and customization for our customers, to eFLOW™ , which is marketed as an “enterprise solution.” We now market eFLOW™ to value-added resellers, distributors and systems integrators to assist them in building form processing systems more quickly, easily, and economically at their customers’ locations. This change in our marketing strategy has freed us from having to expend resources in providing support and services to the end-user since value-added resellers, distributors and systems integrators increasingly perform these functions. As we have shifted our marketing strategy from “project-oriented” to “solution-oriented,” we have increasingly sought strategic alliances with value-added resellers, distributors and systems integrators. This has also enabled us to expand our market share in new geographic markets by partnering with the top-tier value-added resellers, distributors and systems integrators located in or selling products in each country. This enables us, together with each partner, to initiate common marketing and sales strategies and, thereby, to generate sales. This strategy is based on our belief that value-added resellers, distributors, systems integrators and Original Equipment Manufacturers (OEMs) generally have better access to end-users in their respective markets than we do. By engaging value-added resellers, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users. However, working through channels instead of engaging in direct sales to customers limits our share in each transaction’s revenues.

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

          In March 2007, we announced an extended worldwide technology and sales alliance with ARX (Algorithmic Research), a leading global provider of standards-based electronic signatures (digital signatures) and data security solutions. Through this partnership, our joint customers can expedite data capture processes, improve internal controls and enhance compliance with regulations. ARX’s CoSign is a non-forgeable, simple-to-use, standards-based electronic-signature solution that is tightly integrated with our eFLOW™. CoSign provides organizations with a solution that enables users to electronically sign documents, records, files, forms, and other electronic transactions. The combination of these complimentary technologies offers a compelling solution for any financial, commercial and governmental organization wishing to comply with the growing number of compliance reports required by federal and state government regulatory organizations.

          In August 2006, we announced the first joint project with d.velop AG, the established provider of integral innovative solutions for document and workflow management, as well as digital archiving. The combination of d.3, d.velop AG’s platform and our eFLOW™ helps customers manage their entire flow of information more efficiently. This partnership provides customers with an advanced complete digital business information process solution. This combined solution reduces the costs of incoming information processing and distribution across the organization. It also improves productivity and efficiency while decreasing the turnaround time of incoming information availability for ongoing operations.

          In February 2006, we teamed up with Asiasoft, a regional business consultancy and technology service powerhouse in the Asia Pacific region. Asiasoft’s business focuses on Information Lifecycle Management (ILM), providing Enterprise Content Management technologies to organizations, to capture, manage, store, preserve and distribute information. Within its commitment to provide best-practice information processing solutions, Asiasoft has integrated advanced Chinese recognition engines, with full Chinese graphical interface, into our eFLOW solution. We expect Asiasoft to utilize its strong presence in the Pacific Rim and vast experience in providing solutions to major enterprises in the finance, logistics, manufacturing, government, and telecommunications industries to introduce our solutions to this market.

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

          In September 2005, we signed a European-wide partnership agreement with Xerox, a global leader in document management services. We and Xerox had been working successfully together for the last 8 years on projects in France, Germany and Latin America and extended the agreement across 13 more countries in Europe. Combining Xerox’s vast experience, knowledge and presence in the market with the state-of-the-art recognition capabilities of eFLOW provides our end users with the ultimate solution for complex and large data collection projects

          In March 2005, we announced the availability of eFLOW Version 3.0, an end-to-end solution that streamlines the entire flow of information in organizations. eFLOW Version 3.0 provides customers with a complete originally designed platform to handle any kind of document in any format from any source. eFLOW Version 3.0 offers organizations a single point of contact and control for delivering valuable information to enterprise information systems via a single platform and a single set of business rules. eFLOW Version 3.0 integrates with any enterprise information system, including SAP, Oracle and others. See also “Research and Development, Patents and Licenses, etc.” in Item 5 herein.

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

          Intellectual Property Rights

          Our success depends upon our proprietary software technology. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. We have not obtained any patents and we cannot assure you that we will file for or obtain any patents. In addition, we cannot assure you that:

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

          ReadSoft, one of our competitors, filed a patent application entitled “Method and Arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092). Although the patent was not enforced against us, we became aware of the patent and, in May 2004, filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. After a number of written exchanges, the dispute was heard on March 8, 2007 in a proceeding at the European Patent Office in Germany. At the end of the oral proceeding, Readsoft’s patent was revoked in its entirety. There remains a risk that Readsoft might appeal this decision and petition for the patent to be reinstated. Although we do not believe that any of our products would infringe upon this patent, if ReadSoft were to prevail on any appeal, and it subsequently was decided that we infringed the patent, there could be a material adverse effect on our business, prospects and financial condition.

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

          During the past few years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technology, dramatically changing our marketplace. They include:

•

In November 2006, Oracle acquired Stellent, a global provider of enterprise content management (ECM) software solutions. Earlier that year, Stellent acquired Bitform, a provider of content cleansing technologies, and Sealed Media, a provider of enterprise digital rights management solutions addressing content security and compliance risk.

•

In October 2006, ReadSoft acquired Ebydos AG, a German SAP specialist. The acquisition strengthened ReadSoft’s position in the electronic invoice processing products for the SAP business system. With 45 employees, the acquired units in Germany, Poland and the United States reported sales of approximately 4.4 million Euros in 2005. A large part of Ebydos’ sales come directly from the cooperation with ReadSoft. Ebydos has shown good profit and the acquisition is expected to increase ReadSoft’s earnings per share already this year.

•

Also in October 2006, Bottomline Technologies, a provider of collaborative payment and invoice automation solutions to corporations, financial institutions and banks around the world, acquired Formscape, an Output Management Vendor. Earlier that year, Bottomline Technologies acquired Tranmit, a provider of web-based purchase-to-pay automation solutions.

•	In August 2006, IBM acquired FileNet, an ECM vendor.

•	Also in August 2006, Open Text acquired Hummingbird. This merger between two large, global providers of ECM software formed the largest independent provider of ECM solutions in the world.

•	In July 2006, Xerox acquired Amici LLC, a provider of litigation services line of electronic discovery and records management services.

•	In June 2006, EMC acquired Proactivity, a provider of Content & BPM.

•	Also in June 2006, Iron Mountain acquired Digiguard, thus adding data protection services to its portfolio.

•	In March 2006, DICOM GROUP acquired LCI, the German provider of advanced learning systems for business automation, image classification, forms processing, and document analysis.

•	In January 2006, Pitney Bowes acquired Emtex Ltd., a provider of document production of multi-vendor & multi-site print operations.

•	Also in January 2006, Tower Software acquired Rapid Web Solutions, a provider of web content management software.

•

In December 2005, EMC Corporation acquired Captiva Software, a provider of input management solutions. The deal could extend EMC’s position in information lifecycle management, based on abilities in content management and enterprise archiving.

•

In December 2005, SunGard Workflow Solutions, an operating unit of SunGard, acquired Recognition Research, Incorporated (RRI). SunGuard has incorporated RRI’s structured data capture technology into SunGard’s product line. The acquisition could enhance SunGuard’s market position.

•

In December 2005, Autonomy acquired Verity. The combination of the two companies could increase the reach of Autonomy and improve its market share by broadening the range of content capture solutions it provides.

•

In May 2005, Captiva acquired SWT SA, a leading provider of automatic data extraction and intelligent document capture solutions and technology in France. SWT had a strong market presence in the French and Spanish markets. In addition, this acquisition strengthened Captiva’s mailroom and invoice processing expertise, providing an installed base of reference sites for those capabilities.

•

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

          In certain markets such as the United States, the United Kingdom and Germany, we compete with more than one company supplying similar solutions. In Japan, where these competitors are less active, we hold a more prominent position in the market. At the end of August 2004, we signed a definitive agreement with our longtime partner Toyo Ink Mfg. Co., Ltd., to acquire certain assets of Toyo Ink’s EDMS division, and established TISJ. The division, established nine years ago and dedicated to the imaging business, has been exclusively marketing and implementing TIS’ solutions in Japan. In September 2004, TISJ commenced operations.

          Pursuant to the agreement, Toyo Ink transferred certain customers and sales channels from Toyo’s EDMS division to TISJ. TISJ also received the rights to distribute the Japanese localized version of TIS’ eFLOW Unified Content Platform. EDMS’ professional team has been assigned to TISJ in order to ensure the continuity of knowledge and high level services provided to Japanese customers and partners. TISJ is now responsible for all operations in Japan, including technical support and maintenance services for existing, as well as new, channels and customers.

          Customers

          Our customers consist of both governmental and other enterprises.

          During 2006, we further strengthened our position as a technology provider for semi-structured applications, including supplier invoices, purchase orders, checks and remittances, different financial applications, health claims and freight bills. Our solutions support customers by standardizing their invoice circulation, review and approval, as well as by creating a uniform approach to facing future business needs.We created and installed systems for complicated semi-structured applications which included automating the capture and process of information from hundreds of different invoices and other accounts payable, or AP, documents. Our new customers included, among others: Alcoa, the world-leading metal producer, which selected eFLOW to streamline its invoice processing; Office Depot, the leading global provider of office products and services, which has chosen eFLOW to streamline its incoming fax orders; World’s Foremost Bank, issuer of the Cabela’s Club Visa, which selected eFLOW3 to process, archive and retrieve client credit applications and dispute forms (Cabela’s is the world’s largest mail-order, retail and internet outdoor outfitter.); MSD, the major global research-driven pharmaceutical company, which chose eFLOW to streamline its entire invoice process; the Australian Gold Cost City Council, which selected eFLOW to automate its accounts payable process, and HEFAME Spain, which selected eFLOW to streamline its entire payment process.

          At the end of 2005, we launched eFLOW Ability, the integrated module into SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems. eFLOW Ability improves invoice processing, reduces the time it takes for an invoice to be approved for payment and eliminates double payments, lost invoices and other human mistakes along the way. Since then, we enjoyed a growing number of customers that choose eFLOW Ability to streamline their entire invoice process. Among them: Altadis, Europe’s largest cigars manufacturer; Armstrong, a U.S.-based global leader in the design and manufacture of floors, ceiling and cabinets; and Diageo, the world’s leading premium drinks business. eFLOW Ability enjoyed special exposure and success in Germany, Europe’s largest and most sophisticated market for imaging technologies, and SAP’s back-yard and one of its strongest markets. In Germany alone, eFLOW Ability was chosen by more than 10 customers, among them MAN Ferrostaal AG, Gmünder ErsatzKasse GEK Healthinsurance, Schmitz Cargobull AG, Pilatus Aircraft ltd., Zahnärztekasse AG Healthinsurance, Koenig & Bauer AG, and Dalli-Werke GmbH & Co. KG.

          Smart, our automatic classification module provides the ability to automatically sort the incoming information, classify all documents, recognize and extract the data from documents, apply the organization’s business rules, validate the data, and then seamlessly deliver this data to the organization’s back-end enterprise systems. Therefore, many large organizations, especially in the B2C market where there are large customer bases and extensive communications between consumer and supplier, have selected Smart. Among the customers that selected this solution during 2006 are: UWV, the Dutch Department of Employee Benefits; GEK, a large German-based health insurance company; Electricité de France; Gaz de France and Bouygues Telecom, one of the three largest telecom companies in France. Recall, a global leader in document management solutions, has chosen Smart to sort and dispatch all incoming information in its Italian operations. In addition, we also won tenders to sell Smart to major banks in the Asia-Pacific region.

          One of eFLOW’s main technological strong points is the fact that one platform includes a variety of solutions and modules that can be used separately but which may also be used as an integrated, comprehensive solution. In the past year, we have noticed that growing numbers of customers choose to enjoy the possibilities this kind of a solution brings, and to purchase an advanced complete digital business information process solution to reduce the costs of incoming information processing and distribution across the organization and to improve productivity and efficiency while decreasing the turnaround time of incoming information availability for ongoing operations. With our new German partner, d.velop, we implemented such a solution for Muehlhan, the German surface protection specialist. We also provided information input solutions for a Philippine governmental social insurance agency; for the Australian Department of Defence, which chose to extend eFLOW3 to provide the capability to use the technology within various functions of the Department; a new large Australian pension fund, AAS, which chose eFLOW to manage and process checks and pension related documents; and the Australian operation of Hanson PLC, the international heavy building materials producer, which chose eFLOW as a core technology platform in its Australian operation to capture and process large volumes of vendor invoices and handwritten information on its outgoing dispatch dockets.

          Warranty and Service

          We generally negotiate our warranty obligations with respect to our products on a case-by-case basis.

          We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold a worldwide product liability insurance policy that provides coverage limited to $5,000,000 in aggregate for the policy period ending on September 30, 2007. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition. While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

          We have entered into maintenance and service agreements with certain of our customers. These agreements typically provide for regular payment to us of an amount equal to 15% per annum of the applicable license fees for maintenance. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

          If we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations. We cannot assure you that we will be able to provide such services on adequate terms and conditions, or at all.

Governmental Regulation

          The government of Israel encourages research and development projects oriented towards products for export through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law. In exchange for assistance provided by the Israeli government in connection with research and development cost, we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW™ software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 69,000 as of December 31, 2006.

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

Organizational Structure

          We currently have four operating subsidiaries. In August 1991, we established TIS America, Inc. to provide sales, marketing and technical support to our customers. TIS America is incorporated under the laws of Delaware and is a wholly owned subsidiary of TIS. In January 2000, we, together with others, established e-Mobilis. e-Mobilis was incorporated in Israel, and we initially held 80.2% of its issued shares. During 2001, we acquired the remaining 19.8% interest in e-Mobilis, and e-Mobilis’ operations were integrated into ours. We are in the process of dissolving e-Mobilis as a separate entity. For additional information, see the section herein entitled “Related Party Transactions.” In 2004, we modified our corporate structure in Europe, and established a new wholly owned subsidiary in the United Kingdom, Top Image Systems UK Limited, which owns a subsidiary in Germany, TIS Deutschland GmbH. The activity and assets of our then-existing European branches were transferred to the new entities. In August, 2004 we established Top Image Systems Japan Ltd. in order to strengthen our increased presence in Japan.

Property, Plant and Equipment

          We lease approximately 707 square meters in Ramat Hahayal, Tel Aviv, Israel, for which we pay a monthly rent of approximately $11,000. The lease expires in November 2007 with a further extention until 2012. Our subsidiary in Germany leases approximately 241 square meters of office space in Cologne, Germany for a monthly sum of $8,000 which will expire in August 2008 and our UK subsidiary leases approximately 315 square meters of office space in Uxbridge for the amount of $15,500 per month, which will expire in August 2007. We also lease approximately 250 square meters of office space in Tokyo, Japan for approximately $11,000 per month pursuant to a lease expiring in 2008.

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

          As a result of our strategy of pursuing strategic alliances with value-added resellers, distributors and system integrators, a substantial portion of our revenues is derived from such alliances. During the years ended December 31, 2004, 2005 and 2006, revenues deriving from value-added resellers, distributors and system integrators accounted for approximately 28%, 46% and 44%, respectively, of our revenues.

          Historically, we have recognized a majority of our revenues from product sales. During the years ended December 31, 2004, 2005 and 2006, product revenues accounted for approximately 62%, 59% and 60%, respectively, of revenues, while service revenues accounted for approximately 38% 41% and 40%, respectively, of revenues. During 2004, we stopped marketing our AFPSPro™ product. In 2006, sales of eFLOW™ accounted for 86% of our product sales and for approximately 52% of our revenue.

          Sales Cycle

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

          Geographical Considerations

          The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region

	Year Ended December 31,

	2004		2005		2006

	$	%	$	%	$	%
Europe	7,966	71%	9,000	54%	11,386	56%
North and South America	1,254	11%	1,827	11%	2,153	11%
Far East (excluding Japan)	924	8%	2,395	14%	2,442	12%
Africa	180	2%	565	3%	536	3%
Japan	670	6%	2,895	17%	3,633	18%
Israel	184	2%	138	1%	74	0%
Total	11,178	100%	16,820	100%	20,224	100%

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

          Revenue Recognition

          We derive our revenues mainly from sales of products and services. Product revenues include mainly sales of software and to a lesser extent of related hardware. Revenues from services include maintenance and technical support, consulting and training.

          We account for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

          Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

          Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

          Hardware sales are recognized when the product is delivered to the customer. Because the software is not essential to the functionality of the unrelated equipment, the equipment is not considered software-related and, therefore, is excluded from the scope of SOP 97-2, therefore it is recognized according to SAB 104 when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

          Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

          If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on Statement of Position No.81-1, on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2006, no such estimated losses were identified.

          Deferred revenues represent mainly unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

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

          The balance sheet allowance for doubtful debts for all the periods through December 31, 2006 is determined as a specific amount for those accounts the collection of which is uncertain. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

          Goodwill and other intangible assets

          Goodwill represents the excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized as of January 1, 2002.

          SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to one reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. As of December 31, 2004, 2005 and 2006, no impairment indicators have been identified.

          Convertible Debentures

          Convertible debentures are accounted for in accordance with the provisions of EITF Issue No. 05-2, “The Meaning of Conventional Convertible Debt Instruments”, APB 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”, and related pronouncements.

          Under these pronouncements, we recorded the convertible debentures as long-term liabilities, and did not bifurcate the conversion option.

          The discount on the convertible debentures will be amortized to interest expenses from the commitment date to the stated maturity date using the interest method.

          Cost incurred in respect of issuance expenses of debentures is deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interests method.

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

          Stock-based compensation

          On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS 123(R).

          SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), the our accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

          We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

          We recognize compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          As a result of adopting SFAS 123(R) on January 1, 2006, our income before income taxes and net income for the year ended December 31, 2006, is $ 145 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.03 lower, than if we had continued to account for share-based compensation under APB 25.

          Prior to January 1, 2006, we applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

          We estimate the fair value of stock options granted using the Monte-Carlo option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the contractual term of the option. We have historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

          Recently Enacted Accounting Pronouncements

          In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, we have not yet determined the impact, if any, of adoption of the provisions of FIN 48 on its financial position, results of operations and cash flows. We are currently evaluating the impact of FIN 48 on our consolidated financial statements.

        In September 2006, FASB issued SFAS no. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We believe SFAS No. 157 will not have a material effect on our financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

          Results of Operations

          The following discussion and analysis should be read in conjunction with the section herein entitled “Selected Financial Data” and the consolidated financial statements, related notes and other financial information included herein.

          Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

          Revenues. Total revenues for the year ended December 31, 2006 amounted to $20,224,000 compared to $ 16,820,000 for the year ended December 31, 2005, an increase of 20%. Product sales increased by $2,256,000 or 23%, from $9,888,000 in 2005 to $12,144,000 in 2006, mainly because of an increase in our sales in Japan and success in our AP workflow projects, mainly in Europe. Service revenues increased by $1,148,000, or approximately 17%, from $6,932,000 in the year ended December 31, 2005 to $8,080,000 in the year ended December 31, 2006. The increase is mostly attributable to our increase in AP workflow services in Europe, mainly in the SAP environment.

          Cost of Revenues. Cost of revenues increased by $885,000, or 13%, from $6,763,000 in the year ended December 31, 2005 to $7,648,000 in the year ended December 31, 2006. The increase is a result of growth in expenses to third party service providers.

          Research and Development. During 2006, we continued to focus efforts in enhancing our software recognition and core capabilities. Research and development expenses in the year ended December 31, 2006 amounted to $1,792,000 compared to $1,312,000 for the year ended December 31, 2005.

          Selling, General and Administrative Expenses. Selling, general and administrative expenses in the year ended December 31, 2006 amounted to $10,263,000 compared to $8,866,000 for the year ended December 31, 2005. This increase of $1,397,000, or 16%, is mainly attributable to the expansion our sales force and establishing roots for major sales centers in several locations worldwide.

          Financing Income, net. Financing income for the year ended December 31, 2006 amounted to $325,000 , compared to financing expense of $146,000 for the year ended December 31, 2005. The move from financing expense was primarily due to an increase of exchange currencies gain in 2006, which is a product of the strengthening of the Euro and British Pound against the U.S. Dollar. Net expenses from forward facilities transactions in 2006 was $61,000.

          Net income (loss). As a result of the foregoing, our net income for the year ended December 31, 2006 was $801,000, compared to a net loss of $461,000 in year ended December 31, 2005.

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

          Selling, General and Administrative Expenses. Selling, general and administrative expenses in the year ended December 31, 2005 amounted to $8,866,000 compared to $7,123,000 for the year ended December 31, 2004. This increase of $1,743,000 or 24%, is mainly attributable to the expansion our sales force and establishing roots for major sales centers in several locations worldwide and our annual customers conference in the amount of $211,000 which took place in February 2005, and had not been held in 2004.

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

          Net Loss. As a result of the foregoing, our net loss for the year ended December 31, 2005 was $461,000, compared to a net loss of $168,000 in year ended December 31, 2004.

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

          In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was 1.21% and 2.4% in 2004 and 2005, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2004 and 2005, the devaluation of the NIS against the dollar, which amounted to 1.62% and 6.8% accordingly, exceeded the inflation rate for the same periods. On the other hand, the negative inflation rate in 2003 of 1.9% and 2006 of 0.1% exceeded the devaluation of the dollar against the NIS, which amounted to 7.56% and 8.2% respectively. The increase in the dollar cost of our operations in Israel relates primarily to the costs of salaries in Israel, which constitute a significant portion of our expenses and are paid in NIS. In addition, inflation in Israel will have a negative effect on the profitability of our contracts under which we are to receive payment in dollars or other non-Israeli currencies while incurring expenses in NIS (some of which are linked to the Israeli consumer price index), unless such inflation is offset by a devaluation of the NIS. Inflation in Israel and currency fluctuations will also have a negative effect on the profitability resulting from our fixed price contracts under which we are to receive payment in NIS. A devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any of our assets, which consist of receivables payable in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of our liabilities which are payable in NIS (unless such payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities.

          From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

          Political and Economic Conditions in Israel Affecting our Business

          Because our principal offices and manufacturing facilities and many of our suppliers are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, the most recent confrontation taking place in July-August 2006. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000. In addition, we cannot predict the effect on Israel or the Middle East generally of the recent elections in the Palestinian Authority in which Hamas, an Islamic movement responsible for many attacks against Israelis, has formed the new government. Continuing or escalating hostilities in the region may have an adverse affect on our business, including our ability to develop, manufacture and market our products.

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

          Liquidity and Capital Resources

          As of December 31, 2006, our cash, cash equivalents, bank deposits and marketable securities were $21,792,000, compared to $10,005,000 as of December 31, 2005.

          Net cash provided by operating activities for the year ended December 31, 2006 was $439,000 as compared to $421,000 used in operating activities in the corresponding period in 2005. This increase was attributable primarily to the increase in our sales and the results of improvement in our collection efforts. Our trade receivables increased to $7,642,000 at December 31, 2006 from $6,802,000 at December 31, 2005. This increase reflects our increased sales in 2006. In addition, stronger collections in 2006 than in previous years reduced our days of sales outstanding. While the effect of increasing sales on our cash flows will continue if we succeed in further sales growth, we believe that the cash flows from operations and other resources will be sufficient to support such growth. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future. For the year ended December 31, 2006, the aggregate amount of our capital expenditures was $252,000. These expenditures were principally for the purchases of computer hardware and software and facilities improvements. In December 2006 through the issuance of convertible debentures, we raised net proceeds of $13,510,000. Subsequently on December 31, 2006, we reduced our short term bank loan to $339,000.

          As of December 31, 2005, our cash, cash equivalents, bank deposits and marketable securities were $10,005,000, compared to $10,415,000 as of December 31, 2004.

          Net cash used in operating activities for the year ended December 31, 2005 was $421,000 as compared to $1,074,000 for the corresponding period in 2004. This decrease was attributable primarily to the increase in our sales and the results of improvement in our collection efforts. Our trade receivables increased to $6,802,000 at December 31, 2005 from $5,541,000 at December 31, 2004. This increase reflected our increased sales in 2005.

          For the year ended December 31, 2006, the aggregate amount of our capital expenditures was $252,000. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

          Convertible debentures

          On December 27, 2006, we completed a public offering of approximately NIS 61.9 million (approximately $14.8 million) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was comprised of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures are linked to the US Dollar and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. After taking into account a concurrent private placement to the underwriter of NIS 500,000 aggregate principal amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were NIS 59.87 million (approximately $14.8 million).

          The debentures may be converted at the election of the holder into our ordinary shares at the conversion price of NIS 20.30 (approximately $4.81) per share. We also have the right to force conversion on or after October 1, 2009 if our share fair market value (as defined in the debenture documents) reaches NIS 25.50 (approximately $6.04) in the last 30 trading days in TASE on or after October 1, 2009. This offering was made in Israel to residents of Israel only. The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended.

          Private Placement

          On September 24, 2004, we sold 2,524,351 of our ordinary shares at a purchase price of $3.16 per share to institutional investors for gross proceeds to us of approximately $8 million.

          Pursuant to our agreements with the investors, we were obligated to use the net proceeds from the sale of our ordinary shares for working capital purposes and not (i) for the satisfaction of any portion of our debt (other than payment of trade payables and accrued expenses in the ordinary course of our business and consistent with prior practices), (ii) to redeem any equity or equity-equivalent securities in TIS, or (iii) to settle any outstanding litigation.

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

          Line of Credit

          We currently have a short-term line of credit with First International Bank of Israel. The total amount available under this line of credit is the lesser of $2,300,000 and 75% of certain eligible trade receivables. As of December 31, 2006, we had approximately $339,000 outstanding credit in US dollars. The revolving line of credit in NIS bears interest at a rate of Prime + 1% (as of December 31, 2006, the prime rate was 6.5%) however no amount was outstanding as of December 31, 2006. The line of credit in US dollars bears interest at a rate of Libor + 2% (as of December 31, 2006, the Libor rate was 5.36%). Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets. Our ability to issue securities is restricted. In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets. Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

Research and Development, Patents and Licenses, etc.

          The main focus of our research and development in 2006 was the design and development of the new eFLOW version, eFLOW4, which will be released during the first quarter of 2007. The new abilities introduced to eFLOW 4 were presented at our international conference in Berlin and we were encouraged by the positive feedback we got from our customers and partners. The main features we developed in 2006 are:

1.

Supporting Mailroom projects: eFLOW4 provides a better classifier with enhanced analysis tools which will result in better results with less implementation efforts. We have seen much interest from our customers, including at the conference we held in Berlin, for such solutions and we are intending to invest more in this direction.

2.

Completion4: This new Data Entry module is now in the final stages of development and testing. Completion4 offers greater efficiency and productivity, new usability concepts, better performance and the new look of modern OS systems. In this screen shot you can see an example of Completion4:

3.	Supporting the latest development technology from Microsoft, Microsoft .Net 2.0.

	a.	Faster Code execute

b.	Group templates: a user can use a bank of templates (for example, German address), export it and use it later with other applications, as shown here:

4.	Two new additional recognition algorithms were added to be part of Freedom, Graphical Table Recognition and Automatic Learning.

5.	Generic connectivity to databases using eFLOW server side connection.

Improved development process:

1.	Microsoft’s Team System 2005 is part of the R&D process. Together with Microsoft’s technical team and one of our partners we replaced the older version control system with Microsoft’s system.

2.	Agile development. We have used advanced design and development concepts, including detailed unit tests at the developer level.

3.

Automatic Tests. This is now a standard part of our quality assurance process. The use of automatic tools dramatically reduces the amount of time needed to test the released version, where most of the tests are being done automatically by the QA machine. This allows much faster iterations of Development-QA and an overall higher quality of the product, with fewer bugs released initially and quicker convergence to stable product.

          Trends

          We expect that semi-structured technology will become a central part of the document management market. We are addressing this trend by strengthening and further developing our semi-structured technology, mainly in the Business Process Outsourcing, or BPO, environment.

          We anticipate that growth will continue in the data capture market. We expect that new recognition and classification technologies combined with more vertical market integration will expend the main markets. However, we believe that there will be a move toward integrated software solutions, such as Freedom, our eFLOW plug-in for semi-structured content, instead of individual data capture products and semi-structured technology. As of today, there is a great demand for our Integra technology, especially in large intensive government projects. We also anticipate that the need for applications will increase substantially, mainly in the Accounts Payables workflow area, . We expect outsourcing with respect to documents solutions to increase due to its cost efficiency and improved quality and for the date capture industry to continue to move toward consolidation. We are addressing these trends by solidifying our relationships with our existing partners and seeking to become the preferred data capture solution provider for many large integrated system providers.

          Tabular disclosure of contractual obligations

          The following is a summary of our significant contractual obligations as of December 31, 2006:

Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating Lease Obligation	1,873,000	734,000	671,000	312,000	156,000
Convertible debenture	14,197,000	-	3,549,250	10,647,750	-

          We also have a long-term liability on our balance sheet as of December 31, 2006 in the amount of $1,016,000 related to employee severance obligations mandated by Israeli law. As we cannot determine the period, if any, during which we will be required to make any payments in respect of that liability, it is not reflected in the table above.

          Our contractual obligations and commitments at December 31, 2006 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, a right to use a third party software (see below) and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Notes 10 to the consolidated financial statements for the year ended December 31, 2006 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

          With respect to our short term loan, please see the discussion under “Line of Credit” in “Liquidity and Capital Resources” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

          The following table sets forth the identity of our directors, and senior management. The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Update

Name	Age	Title

Izhak Nakar	55	Chairman of the Board

Ido Schechter	46	Chief Executive Officer and Director

Arie Rand	47	Chief Financial Officer

Gideon Shmuel	35	Vice President of Sales

Oded Leiba	36	Vice President of Engineering

Ofir Shalev	35	Vice President of Research and Development

Victor Halpert	46	Director

Sivan Sadan	33	Director

Elie Housman	70	Director

William M. Landuyt	51	Director

Yehezkel Yeshurun	58	Director

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

          Ido Schechter has been the CEO of TIS since January 2002 and has been a director since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP2, an initiative of TIS to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the TIS’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

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

          Sivan Sadan has served in various positions at Tamir Fishman entities from 1997 to 2005. Ms. Sadan acted as Managing Director and head of Corporate Finance of Tamir Fishman and Co., and served as a Partner at Tamir Fishman Ventures. Ms. Sadan is the founder and CEO of Or Capital Ltd. which was established in 2006. Ms Sadan serves as a member of the Advisory Board of Micronet Ltd. Ms. Sadan has a Bachelor degree with honors in Economics and Management and a Master in Business Administration and Finance from Tel Aviv University.

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

          Yehezkel Yeshurun has been a director of TIS since December 2004. He brings to Top Image Systems’ Board of Directors over 25 years of technical and management experience. He is a faculty member in the School of Computer Science at Tel Aviv University, and his research areas are Computer Vision, Pattern Recognition and Computational Neuroscience. He authored more than 80 scientific publications and served on numerous international program committees. Professor Yeshurun has co-founded several technology companies including us and TapGuard (provider of QoS solutions over the internet, acquired by Elron Software (NASDAQ: ELRN)), and is the Chairman of the Board of ForeScout Technology (Internet Security startup). Among other positions, he served as the chairman of the Department of Computer Science at Tel Aviv University, chairman of the Israeli National Committee for IT, a member of the board of the Israeli chapter of W3C, a board member of the US-Israel Science and Technology Commission and a member of the board of governors of the International Association for Pattern Recognition. Professor Yeshurun holds a Ph.D. in Mathematics from Tel Aviv University and held visiting positions at New York University, McGill University and the University of Paris.

          There are no familial relationships between any of the persons named above. Elie Housman was initially appointed to the Board seat by Charter pursuant to the terms of the investment by Charter in us and a voting agreement with Mr. Nakar. For further details, see the sections entitled “Major Shareholders” and “ Related Party Transactions” in this report. Mr. Housman left the employ of Charterhouse in 2001.

Compensation

          For the year ended December 31, 2006, the compensation paid, and value of benefits in kind granted, to Ido Schechter, our Chief Executive Officer, was $306,000, which was composed of a base salary and bonus of $237,000, and $69,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, on December 31, 2006, directors or members of our administrative, supervisory or management bodies during that time was $1,028,000. In addition, in 2006, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 286,600 ordinary shares under our Employee Share Option Plan 2003 with an average exercise price of $3.78 per share. The compensation paid to all persons other than Ido Schechter include (i) $84,000 reimbursement of directors’ expenses, (ii) $195,000 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to our officers, and does not include other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers and (iii) $102,000 for business development services rendered by Mr. Nakar.

          On December 27, 2006, our shareholders approved the grant of an option to purchase 125,000 ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years.

Board Practices

          Board of Directors

          All directors (other than external directors) currently hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. External directors currently hold office for three years from their appointment (in December 2006) and until their successors are duly elected and qualified at the relevant annual meeting. The external directors may be elected for additional three-year periods as more fully detailed under the title “External Directors”. At our shareholders meeting held on December 27, 2006, the shareholders approved a payment to the members of the Audit Committee, Compensation Committee and the board of directors, in the amount per director of 15,750 NIS per annum. In addition each of the above directors receives an amount of 3,000 NIS for each Board and/or Audit committee or Compensation Committee meeting attended. Mr. Izhak Nakar receives compensation for his service as a member of the board of directors, in the amount of 19,841 NIS per annum and 993 NIS for each Board and/or committee meeting attended. We reimburse all of the directors for reasonable travel expenses incurred in connection with their activities on our behalf. Mr. Yehezkel Yeshurun is entitled to compensation in the amount of 19,841 NIS per year for his service as a member of the Board of Directors and 993 NIS for each Board and/or committee meeting attended.

          In addition to the above, based on the resolution of the shareholders in a meeting held on December 18, 2003 as further clarified in the shareholders extraordinary meeting held on August 24, 2004, and as confirmed again in the General Shareholders’ Meeting held on November 15, 2005, relating to our establishment of TISJ, Mr. Nakar has become entitled to receive a one time payment of $100,000 and, in addition, an annual fee of $100,000 as consideration for consulting services to be provided one week per month for our operation in Japan, which was paid to Mr. Nakar in 2005 and 2006. In addition, Mr. Nakar was paid a fee of $1,000, plus reimbursement of any expenses, for every business day invested by him in consideration for his active involvement with any other TIS business throughout 2006. During 2006, we recorded an expense of $102,000 for Mr. Nakar’s services.

Independent Directors

          The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 4200(a)(15) thereof. The board of directors has determined that Sivan Sadan, William Landuyt, Elie Housman, Yehezkel Yeshurun, and Victor Halpert are each independent directors for purposes of the NASDAQ rules.

          Israeli law requires that a public company, such as TIS, have at least two external directors. As of January 2006, the Israeli Companies Law -1999 requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by our board of directors; under the recently amended Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel) – 2000, TIS as a company whose securities are listed both on the Tel Aviv Exchange and on NASDAQ as a foreign exchange meeting Israeli statutory requirements, is exempt from having an external director possessing financial and accounting expertise in the sense of the Israel Companies Law – 1999, provided that the company has a director possessing financial and accounting expertise as an independent member of the audit committee under the foreign law, so that all external directors may be directors possessing professional competence; under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Victor Halpert is an audit committee financial expert pursuant to the rules of the NASDAQ Stock Market. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The two external directors of the Company are Sivan Sadan and Victor Halpert.

          Audit Committee

          The Israeli Companies Law (5759-1999), which became effective February 1, 2000, requires that public companies appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of the external directors of the Company. The chairman of the board of directors, any director employed by or otherwise providing services to the Company, and a controlling shareholder or any relative of a controlling shareholder, may not be members of the audit committee. Our audit committee is governed by an audit committee charter, which is an exhibit to our registration statement on Form F-1 which became effective on March 1, 2005.

          We are also required by the rules of the NASDAQ Stock Market to establish an audit committee, all of whose members are independent of management, and to adopt an audit committee charter. Our two external directors, Victor Halpert and Sivan Sadan, serve on the audit committee of the board of directors, along with Elie Housman. The board of directors has determined that Victor Halpert is an audit committee financial expert pursuant to the rules of the NASDAQ Stock Market.

          Compensation Committee

          In August 2004, the board of directors authorized the establishment of a Compensation Committee. The current members of the Committee are William M. Landuyt, Yehezkel Yeshurun and Victor Halpert. At the time of establishing the Committee, the board of directors also adopted a Compensation Committee Charter to govern the operation of the Committee. Notwithstanding the provisions of the Compensation Committee Charter, the board of directors resolved to require the Committee to submit its recommendations to the board of directors, which shall be solely authorized to approve the recommendations of the Compensation Committee.

Employees

          As of December 31, 2006, we employed the following employees:

Company Name	No of Employees

TIS Israel	52
TIS Germany	18
TIS Japan	19
TIS UK	15
TIS USA	4

Total	108

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

          Pursuant to Israeli law, we are legally required, subject to certain exceptions, to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy the majority of this obligation by contributing funds to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining portion of this obligation is represented on our balance sheet as “Provision for severance pay.” The Israeli law has recently been amended to address some of the issues that were in the past addressed only by the collective bargaining agreements mentioned above, such as procedures for dismissing employees, minimum wages and other issues. In the event of contradiction between a provision of the law and that of a collective bargaining agreement, the principle for interpretation is that the provision which is more favorable to the employee will prevail.

Share Ownership

          Board of Directors, Senior Management and Certain Employees

          Mr. Izhak Nakar currently holds in his name 59,174 ordinary shares. These shares represent 0.7% (0.4% on a fully diluted basis) of our outstanding share capital. In addition, Mr. Nakar and members of his immediate family own Nir 4 You Technologies Ltd., an Israeli company that holds 280,000 ordinary shares amounting to 3.2% (1.9% on a fully diluted basis) of our outstanding share capital. None of the ordinary shares discussed in this section have different voting rights than those of other outstanding ordinary shares.

          Charter owns 2,000,000 ordinary shares representing 22.6% (13.3% on a fully diluted basis) of our outstanding share capital.

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

          Employee Share Option Plan (1996)

          In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996). ESOP 1996 is administered by a committee appointed by the board of directors or alternatively the Board itself. The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 1996. Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries. The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary. ESOP 1996 authorized the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options. At December 31, 2006, options to purchase 82,625 ordinary shares were outstanding under the plan at exercise prices between $2.31 and $4.13 per share.

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

          A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of December 31, 2006, options to purchase an aggregate of 118,500 shares were outstanding. All options are exercisable and have exercise prices between $0.99 and $4.125 per share.

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

          During 2004, the board of directors and the shareholders of the Company approved the issuance of options to purchase an additional 650,000 ordinary shares pursuant to ESOP 2003. During 2006, the board of directors and the shareholders of the Company approved the issuance of options to purchase an additional 700,000 ordinary shares pursuant to ESOP 2003.

          On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years.

          As of December 31, 2006 options to purchase 643,317 ordinary shares were available for future grant.

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

          As a result of the acceleration, we recorded in 2005 additional compensation expenses of $44,000, included in general and administrative expenses.

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

          As of December 31, 2006, no non-plan options are outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          As of December 31, 2006, Charter held 2,000,000 ordinary shares, or 22.6% (13.3% on a fully diluted basis) of our outstanding share capital. At that time, Izhak Nakar held in his name 59,174 ordinary shares, or 0.7% (0.4% on a fully diluted basis) of the outstanding share capital, and Nir 4 You Technologies Ltd., a company owned by Mr. Nakar and his immediate family, held 280,000 ordinary shares, or 3.2% (1.9% on a fully diluted basis) of our outstanding share capital. Except as provided in the Share Purchase Agreement described below, none of these shares have special voting rights attached to them.

          Charter acquired its ordinary shares in May 2000 in exchange for a $15,000,000 investment. Under the terms of the Share Purchase Agreement, the board of directors appointed by the shareholders meeting to serve immediately following the closing was composed of seven members out of whom Charter designated four. Charter obtained the right to demand registration of its shares on three separate occasions, Charter was granted pre-emptive rights with respect to future issuances of securities by us, and certain informational rights. Charter’s right to appoint four of our seven directors was a one-time right only. This right is not attached to the shares purchased by Charter and the entire Board faces re-election at each annual general meeting. Currently, one person nominated by Charter, William Landuyt, serves on the Board.

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

          In accordance with the foregoing and as a result of Mr. Nakar’s resignation from employment, we recorded a non-recurring severance expense in our financial statements in the amount of approximately $759,000 during prior years. During 2006, we recorded on our books an amount of $102,000 for Mr. Nakar’s services.

          Twenty-one record holders of ordinary shares have declared postal addresses in the United States. These twenty-one record holders hold, between them, 95.2% of our outstanding share capital. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 68.5% of our outstanding ordinary shares as of said date). There are no arrangements known to us that may at a subsequent date result in a change in control of us.

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

	2006	2005	2004

Export Revenues
Export Revenues	20,150,000	16,682,000	10,994,226
Total Revenues	20,224,000	16,820,000	11,178,448
Percentage of Total Revenues	99%	99%	98%

Breakdown of Revenues
Product Revenues	60%	59%	62%
Service Revenues	40%	41%	38%

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

A. Offer and Listing Details.

          Effective November 1996, our ordinary shares have been quoted on the NASDAQ Capital Market, under the symbol “TISAF.” Effective April 29, 1999, the symbol for the ordinary shares was changed to “TISA” on the NASDAQ Capital Market.

          The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ Capital Market.

Stock price history

          The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market

December 31, 2006	Hi	4.44
	Lo	2.80

December 31, 2005	Hi	4.11
	Lo	2.13

December 31, 2004	Hi	5.00
	Lo	2.13

December 31, 2003	Hi	3.14
	Lo	0.42

December 31, 2002	Hi	3.92
	Lo	0.42

          The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2006	Hi	4.44
	Lo	3.07

September 30, 2006	Hi	3.50
	Lo	2.87

June 30, 2006	Hi	4.04
	Lo	3.07

March 31, 2006	Hi	4.00
	Lo	2.80

December 31, 2005	Hi	3.29
	Lo	2.31

September 30, 2005	Hi	3.59
	Lo	2.47

June 30, 2005	Hi	3.74
	Lo	2.67

March 31, 2005	Hi	4.11
	Lo	2.89

          For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 28, 2007	Hi	4.00
	Lo	3.57

January 31, 2007	Hi	4.25
	Lo	3.50

December 31, 2006	Hi	3.99
	Lo	3.45

November 30, 2006	Hi	4.44
	Lo	3.07

October 31, 2006	Hi	3.68
	Lo	3.20

September 30, 2006	Hi	3.50
	Lo	2.97

          Our ordinary shares have been dual-listed for trading on the Tel Aviv Stock Exchange since December 3, 2006. Since the date of listing, there has been only limited and sporadic trading activity.

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

          Our ordinary shares were dual-listed on the Tel Aviv Stock Exchange on December 3, 2006, in addition to being listed on the NASDAQ Stock Market. Effective January 1, 2007, the Tel Aviv Stock Exchange included our shares in the Tel Aviv Tel-Tech index, which tracks the performance of the top Israeli technology companies by market cap.

          On December 27, 2006, we completed a public offering of approximately NIS 61.9 million (approximately $14.7 million) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was composed of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures are linked to the US Dollar and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. After taking into account a concurrent private placement to the underwriter of NIS 500,000 aggregate principal amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were NIS 59.87 million (approximately $14.1 million).

          The debentures may be converted at the election of the holder into our ordinary shares at the conversion price of NIS 20.30 (approximately $4.81). We also have the right to force conversion on or after October 1, 2009 if our share fair market value (as defined in the debenture documents) reaches NIS 25.50 (approximately $6.04). This offering was made in Israel to residents of Israel only. The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended.

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

          External Directors

          Under the Israeli Companies Law which took effect on February 1, 2000, companies registered under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member. All of the external directors must be members of the Audit Committee. An external director must be an individual resident of Israel, who is qualified to serve as a director. However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel according to special allowances provided in Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel) – 2000. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

          The initial term of an external director under the current law is three years (extendable for an additional three years term) and, with regard to companies whose securities are listed on recognized foreign exchanges, such as TIS, may be extended for additional three-year terms, subject to the approval of the Audit Committee and the Board, presented to the general meeting, that such director’s expertise and special contribution to the operation of the Board warrant that his appointment for an additional period is in the best interests of the company, as provided in Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel) – 2000. The approval of the general meeting shall requires that the majority of votes include one-third of the non-controlling shareholders present at the meeting, or alternatively, that the total of opposing votes does not exceed 1% of the voting rights (and in the event that all Board members are of one gender, one of the external directors should be of the other), in accordance with the provisions of the Companies Law. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

          An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly in connection with service provided as an external director or for any other service.

          Alternate Directors

          Under the Israeli Companies Law, the Articles of Association of a company may entitle a director to appoint another person to serve as an alternate director. Our Articles entitle our directors by written notice to us to make such an appointment and to cancel any such appointment. Our Articles also provide that any person may act as an alternate director. The Israeli Companies Law now prohibits incumbent directors from acting as alternate directors and a single person from acting as an alternate director for more than one incumbent director.

          The term of appointment of an alternate director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the board of directors.

          Internal Auditor and Certified Public Accountant

          Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined above), nor an affiliate, nor a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. In addition, the internal auditor may not be a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the general manager. The Company’s internal auditor is Mr. Eyal Weitzman of Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

          In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company. In our last shareholders meeting, on December 27, 2006, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

          Indemnification of Directors and Officers

          At the shareholders’ meeting on December 18, 2003, the Company adopted new Articles of Association which allow for insurance and indemnification for office holders for future liabilities. At the same meeting, the shareholders approved indemnification of the officers and directors of the Company according to an indemnification letter. At a shareholders meeting held on November 15, 2005, following statutory amendment of 2005, the shareholders approved the indemnification letter currently in place with regard to the Company’s directors and officers in the form attached hereto.

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

          Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or against a fine or forfeit levied against the office holder in connection with a criminal offense.

          Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on December 31, 2007.

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

          According to our Articles, any resolution on the change of the Company’s share capital by way of the creation of new shares, or cancellation of unissued registered shares, with preferred or qualified rights is deemed a change of our Articles of Association and as such requires the vote of a majority of 75% of the shareholders participating in the general meeting. If at any time our share capital is divided into different classes of shares, we may change the rights of shareholders by way of a resolution of the general meeting, subject to the consent of the shareholders of the class whose rights are being impaired by the proposed change.

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

          The determining date as to share ownership for purposes of attending and voting at a general meeting is statutorily shall be as set forth in the decision to convene a general meeting but not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date; Notwithstanding the foregoing, Israeli companies such as ours whose shares have been listed for trade both on the Tel Aviv Exchange and recognized foreign stock exchange, which issue proxy statements to their shareholders in conformity with the law of the country where such foreign exchange is located, are entitled to vary such determining date to not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date, and are entitled to certain allowances as to issuing proxy statements to shareholders outside Israel, in accordance with the Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel) - 2000.

          Limitations of Shareholders

          No limitations exist or are imposed by Israeli law or our constituent documents with regard to the right to own our shares, including any limitations upon the rights of non-resident or foreign shareholders to hold or exercise voting rights.

          Limitations on a Change of Control

          There are no provisions in our Articles or other constituent documents other than as required by law that would have an effect of delaying, deferring or preventing a change in control of us. The holders of the warrants to be issued in connection with the private placement which is described under the heading “Liquidity and Capital Resources” have certain rights upon certain types of transactions that could make consummating such a transaction more expensive. An Israeli company whose securities are listed on the Tel Aviv Exchange and on a recognized foreign exchange, such as our, enjoys certain allowances with regard to a special purchase offer having consideration to the requirements of the law of the country where such foreign exchange is located.

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

          The Israeli statutory corporate tax rate on taxable business income until the fiscal year of 2003 was 36%. On June 29, 2004, and on August 10, 2005 the Israeli Parliament passed the Amendment to the Income Tax Ordinance (No. 140 and No. 147 Temporary Provision), which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 29% in 2007. Notwithstanding the foregoing, the effective tax rate payable by a company (such as us), which derives income from an “Approved Enterprise” may be considerably less. See the section entitled “Law for the Encouragement of Capital Investments, 1959” in this report.

          As of December 31, 2006, we had operating loss carryforwards for tax purposes in the amount of $3,971,000. The amount of our carryforward operating losses will be offset against taxable future income for an indefinite period.

          As of December 31, 2006 the foreign subsidiaries had operating loss carryforwards for tax purposes in the amount of $ 4,449,000. A portion of such losses expires over a period from 2007 through 2019.

          Law for the Encouragement of Capital Investments, 1959

          General

          The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides that capital investments in certain production facilities (or other eligible assets) may, upon application to the Israel Investment Center, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset.

          Tax Benefits

          Income derived from an Approved Enterprise is taxed at lower company tax rates than would otherwise be applicable. The period of tax benefits commences in the first year in which the Approved Enterprise generates taxable income and continues for a maximum of seven consecutive years, but such period ends not later than the twelfth year from commencement of production or the fourteenth year from the date of approval of such enterprise, whichever is earlier. Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

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

          In addition, a company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate otherwise applicable to Approved Enterprises. Subject to certain conditions, a Foreign Investors’ Company is a company, which has more than 25% of its share capital (in terms of rights to profits, voting and the appointment of directors) and of its combined share and loan capital owned by persons who are not residents of Israel. The benefits enjoyed by a Foreign Investors’ Company depend on the percentage of share capital owned by non-residents, which percentage is determined for any tax year by the lowest percentage of any of the above rights held by non-residents during that year. A Foreign Investors’ Company pays tax at reduced rates ranging from 25% to 10% over a ten-year period, commencing the year in which each such Approved Enterprise first generates taxable income (rather than the otherwise applicable seven-year period discussed above). As of December 31, 2005, we are qualified as a Foreign Investors’ Company.

          For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more

          Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the rate of 15% (compared to the standard rate of 25%), and the same rate will also be applicable to distributions made by a company out of dividends which it had received out of income derived by an Approved Enterprise. The rate of 15% is limited to those dividends and distributions paid out of income earned during the seven to ten-year benefits period provided that such dividends and distributions are actually received by the shareholders at any time up to 12 years after the expiration of the seven-year period discussed above. This limitation does not apply to the exemption period.

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

          Prior to the tax reform (came into effect in January 1, 2003), sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were listed on certain stock exchanges, including the NASDAQ Capital Market and the Boston Stock Exchange, or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

          Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. An individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not a substantial shareholder of the company issuing the shares, which is generally a shareholder with 10% or more of the right to profits, the right to nominate a director and voting rights. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the twelve months preceding this date he or she had been a substantial shareholder. The foregoing tax rates, however, will not apply to dealers in securities.

          Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli publicly traded companies. As described above in “—General Corporate Tax Structure,” recent changes in the law reduced the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

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

          Taxation of Non-Residents of Israel

          Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel, unless such non-residents are subject to other rules under an applicable treaty and unless the capital gains were derived from sales of shares in an Industrial Company, as described above. On the distribution of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise) is required to be withheld at source unless a different rate is provided for in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident. Other tax treaties provide different withholding tax rates.

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

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or “financial services entities”;

•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

          The Company believes that it was not a PFIC in 2006. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that the Company will not become a PFIC. If the company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares in the event that the Company qualifies as a PFIC.

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

Documents on Display

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, Israel.

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

          Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

          There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          The Board of Directors has determined that Victor Halpert, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. See Mr. Halpert’s biography in Item 6.

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

Audit Fees

          During 2003, the Board of Directors appointed Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”) to audit our financial statements for the fiscal year ended December 31, 2003 succeeding Somekh Chaikin (a member firm of KPMG International) (“KPMG”).

          The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2006 and 2005 were $136,000 and $109,000 respectively.

          The aggregate fees billed by KPMG for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2006, and 2005 were $0 and $47,000 respectively.

Tax Fees

          For the fiscal years ended December 31, 2006 and 2005 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $24,000 and $13,000 each.

Non-Audit services

          For the fiscal years ended December 31, 2006 and 2005 the aggregate fees billed by EY for other non-audit professional services, other than those services listed above, were $12,000 and $18,000, respectively. Such services were comprised of accounting and other consultation.

          Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before KPMG and EY are engaged by our subsidiaries or us to render any auditing or permitted non-audit related service, the engagement be:

•	approved by our audit committee; or

•

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

See pages F-1 through F-35.

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

4.2

Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560))

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

Number	Description

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

4.9	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

4.10	Business Transfer Agreement between the Company and Toyo Ink Mfg. Co., Ltd., dated as of August, 2004.

4.11	English summary of the terms and conditions of Convertible Debentures Issued December 27, 2006.

8	List of Subsidiaries.

10. ***	Letter of Indemnification of Directors and Officers

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer Gabbay & Kasierer – member of Ernst & Young Global.

15.1	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

By:	/s/ Ido Schechter

Name: Ido Schechter
Title: Chief Executive Officer

Date:April 2, 2007

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

INDEX

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TOP IMAGE SYSTEMS LTD.

          We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2n to the consolidated financial statements, in 2006, the Company adopted Statement Financial Accounting Standard Board No. 123(R), “Share Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2007	A Member of Ernst & Young Global

F – 2

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,200	$6,195
Short term deposits	-	3,000
Marketable securities (Note 3)	1,805	12,597
Trade receivables (net of allowance for doubtful accounts of $ 412 and $ 436 at December 31, 2005 and 2006, respectively)	6,802	7,642
Other accounts receivable and prepaid expenses (Note 4)	622	1,120

Total current assets	17,429	30,554

LONG-TERM ASSETS:
Severance pay fund	654	717
Long-term deposits (Note 10b(2))	135	136
Property and equipment, net (Note 5)	577	588
Other intangible assets and deferred issuance costs, net (Note 6)	1,100	1,835
Goodwill	465	465

Total long-term assets	2,931	3,741

Total assets	$20,360	$34,295

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2005	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 7)	$2,179	$339
Trade payables	900	397
Accrued expenses and other accounts payable (Note 8)	2,213	2,966

Total current liabilities	5,292	3,702

LONG-TERM LIABILITIES

Convertible debentures (Note 9)	-	14,197
Accrued severance pay	850	1,016

Total long-term liabilities	850	15,213

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 10)

SHAREHOLDERS’ EQUITY (Note 12):
Share capital:
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2005 and 2006; Issued and outstanding: 8,777,366 and 8,845,241 shares at December 31, 2005 and 2006, respectively	97	98
Additional paid-in capital	29,561	29,921
Accumulated deficit	(15,440)	(14,639)

Total shareholders’ equity	14,218	15,380

Total liabilities and shareholders’ equity	$20,360	$34,295

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2004	2005	2006

Revenues (Note 13):
Products	$6,964	$9,888	$12,144
Services	4,214	6,932	8,080

Total revenues	11,178	16,820	20,224

Cost of revenues:
Products	*) 492	*) 2,225	2,391
Services	*) 2,980	*) 4,538	5,257

Total cost of revenues	3,472	6,763	7,648

Gross profit	7,706	10,057	12,576

Operating costs and expenses:
Research and development	929	1,312	1,792
Selling and marketing	4,547	5,396	6,695
General and administrative	2,576	3,470	3,568
Liquidated damages related to September 2004 investment	-	164	-

Total operating costs and expenses	8,052	10,342	12,055

Operating income (loss)	(346)	(285)	521
Financial income (expenses), net (Note 15)	178	(146)	325

Income (loss) before taxes on income	(168)	(431)	846

Taxes on income	-	30	45

Net income (loss)	$(168)	$(461)	$801

Basic and diluted net earnings (loss) per share (Note 14)	$(0.02)	$(0.05)	$0.09

Weighted average number of shares used in computation of net earnings (loss) per share:

Basic	6,905,559	8,764,222	8,819,857

Diluted	6,905,559	8,764,222	9,032,354

*)	Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive income (loss)	Total

Balance at January 1, 2004	73	22,380	(3)	(14,811)		7,639
Net unrealized gains on available-for-sale securities	-	-	1	-	$1	1
Net loss	-	-	-	(168)	(168)	(168)

Comprehensive loss					$(167)

Issuance of shares and warrants, net	23	6,960	-	-		6,983
Exercise of stock options	1	239	-	-		240

Balance at December 31, 2004	97	29,579	(2)	(14,979)		14,695
Net unrealized gains on available-for-sale securities	-	-	2	-	$2	2
Net loss	-	-	-	(461)	(461)	(461)

Comprehensive loss					$(459)

Issuance expenses	-	(77)	-	-		(77)
Exercise of stock options	*) -	15	-	-		15
Employee stock-based compensation related to acceleration of vesting	-	44	-	-		44

Balance at December 31, 2005	97	29,561	-	(15,440)		14,218

Net income	-	-	-	801	$801	801

Comprehensive income					$801

Exercise of stock options	1	117	-	-		118

Employee stock based compensation	-	243	-	-		243

Balance at December 31, 2006	$98	$29,921	$-	$(14,639)		$15,380

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Cash flows from operating activities:
Net income (loss)	$(168)	$(461)	$801
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash stock-based compensation expenses	-	44	243
Interest on short-term bank loans	-	3	-
Depreciation and amortization	270	524	541
Amortization of deferred issuance costs	-	-	1
Accrued severance pay, net	(4)	10	103
Gain from marketable securities, net	(1)	(3)	(8)
Interest and amortization of discount on convertible debentures	-	-	8
Increase in trade receivables, net	(935)	(1,261)	(840)
Increase in other accounts receivable and prepaid expenses	(153)	(56)	(498)
Increase (decrease) in trade payables	99	495	(515)
Increase (decrease) in accrued expenses and other accounts payable	(182)	284	603

Net cash provided by (used in) operating activities	(1,074)	(421)	439

Cash flows from investing activities:
Acquisition of business activity (a)	(1,763)	-	-
Payment of accrued expenses on account of acquisition	-	(73)	(114)
Purchase of property and equipment	(416)	(164)	(252)
Proceeds from sale of marketable securities	138	279	-
Increase in short term deposits	-	-	(3,000)
Purchase of marketable securities	(138)	(1,800)	(10,784)
Decrease (increase) in long-term deposits	(61)	12	(1)

Net cash used in investing activities	(2,240)	(1,746)	(14,151)

Cash flows from financing activities:

Proceeds from exercise of stock options	240	15	118
Increase (decrease) in short-term bank loans, net	115	469	(1,840)
Proceeds from issuance of shares, net	7,240	-	-
Proceeds from issuance of convertible debenture, net	-	-	13,510
Payment of accrued issuance expenses	-	(253)	(81)

Net cash provided by financing activities	7,595	231	11,707

Increase (decrease) in cash and cash equivalents	4,281	(1,936)	(2,005)
Cash and cash equivalents at the beginning of the year	5,855	10,136	8,200

Cash and cash equivalents at the end of the year	$10,136	$8,200	$6,195

The accompanying notes and appendix are an integral part of the consolidated financial statements.

F – 7

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2005	2006

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$-	$-	$40

Interest	$72	$97	$121

Non-cash activities:

Accrued issuance expenses	$257	$-	$-

Accrued expenses on account of acquisition	$202	$-	$-

Accrued issuance expenses of convertible debenture	$-	$-	$357

(a) Acquisition of business activity:

Net fair value of assets acquired and liabilities assumed at the acquisition date:

Identifiable intangible assets	$1,500
Goodwill	465

	1,965
Accrued expenses on account of acquisition	(202)

	$1,763

The accompanying notes and appendix are an integral part of the consolidated financial statements.

F – 8

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

a.	Business and organization:

Top Image Systems Ltd. (“TIS” or “the Company”) is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company’s software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company’s shares are traded on the National Association of Securities Dealers’ Quotation (“NASDAQ”) in the United States and on the Tel-Aviv Stock Exchange (“TASE”).

As for information regarding the principal customers of the Company, see Note 13b.

b.	The Company’s marketing and sales activities are conducted through its wholly owned subsidiaries in the U.S., U.K, Germany and Japan.

c.

In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. (“Toyo”) which was, until then, the Company’s distributor in Japan, to acquire through its newly established Japanese subsidiary(“TISJ”), certain assets comprising the Toyo’s business of distributing the Company’s products in Japan. The consideration for the acquisition amounted to $ 1,965 (including $ 465 in transaction costs). In addition, the Company agreed to pay Toyo an annual amount equivalent to five percent (5%) of the total annual sales of TISJ in Japan derived from licensing and customization of software to the customers transferred to TISJ by Toyo for two years from the closing. The payment of the annual amount is contingent on the continuance of service by certain employees that Toyo assigned to TISJ. As of December 31, 2006, the Company has no obligation to pay any royalties.

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

F – 9

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750	5
Customer relations	750	5

	$1,500

See Note 6 for expected amortization expenses.

For the year ended December 31, 2004, the revenues and net income included in the consolidated financial statements in respect of the acquired business amounted to $ 531 and $ 136, respectively.

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

	c.	Financial statements in United States dollars:

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

F – 10

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

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

e.	Short-term deposits:

Short-term deposits include deposits with original maturities of more than three months and less than one year which presented at cost, including accrued interest. The deposits are in U.S. dollars and bear interest at an annual rate of 5.32% for the year ended December 31, 2006.

f.	Marketable securities:

Marketable securities consist of auction rate securities and commercial papers.

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

Auction rate securities and commercial papers are reported at fair value, which approximates cost due to the interest rate reset feature of these securities. As such, no unrealized gains or losses related to these securities were recognized during the years ended December 31, 2006 and 2005.

g.	Long-term deposits:

Consist mainly of long-term prepaid expenses for motor vehicle and rent leasing.

F – 11

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 15
Leasehold improvements	Over the shorter of the lease term
or useful economic life

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005 and 2006, no impairment indicators have been identified.

j.	Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized as of January 1, 2002.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to one reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. As of December 31, 2005 and 2006, no impairment indicators have been identified.

F – 12

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Other intangible assets:

Intangible assets are comprised of acquired technology customer relations, and deferred issuance cost. The acquired technology and customer relations are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Acquired technology and customer relations are amortized on a straight line basis over a period of five years.

l.	Convertible debentures:

Convertible debentures are accounted for in accordance with the provisions of EITF Issue No. 05-2, “The Meaning of Conventional Convertible Debt Instruments”, APB 14, “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants”, and related pronouncements.

Under these pronouncements, the Company recorded the convertible debentures as long-term liabilities, and did not bifurcate the conversion option.

The discount on the convertible debentures will be amortized to interest expenses from the commitment date to the stated maturity date using the interest method.

Cost incurred in respect of issuance expenses of debentures is deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interests method.

m.	Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and, to a lesser extent, the related hardware. Revenues from services include maintenance and technical support, consulting and training

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

F – 13

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Hardware sales are recognized when the product is delivered to the customer. Because the software is not essential to the functionality of the unrelated equipment, the equipment is not considered software-related and, therefore, is excluded from the scope of SOP 97-2, therefore it is recognized according to SAB 104 when persuasive evidence of an arrangement exist, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable..

Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on Statement of Position No.81-1, on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2006, no such estimated losses were identified.

Deferred revenues represent mainly unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

n.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

F – 14

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, is $ 145 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the year ended December 31, 2006, are $ 0.02 lower, than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company estimates the fair value of stock options granted using the Monte-Carlo option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the contractual option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the contractual term of the option. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The fair value for of the Company's stock options granted to employees and directors was estimated at using the following assumptions:

Year ended December 31, 2006

%

Dividend yield	0%
Expected volatility	33% - 85%
Risk-free interest rate	4.75%
Contractual term of up to	10 years
Forfeiture rate	13.4%
Suboptimal exercise multiple	2.06

F – 15

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The pro-forma table below reflects the Company’s net stock based compensation expense, net income (loss) and basic and diluted loss per share for the years ended December 31 2004 and 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

	Year ended December 31,

	2004	2005

Net loss - as reported	$168	$461
Deduct: stock-based compensation expense recognized under APB 25	-	(44)
Add: stock-based compensation expense determined under fair value method for all awards	178	815

Pro forma net loss:	$346	$1,232

Net loss per share:

Basic and diluted net loss per share, as reported	$0.02	$0.05

Pro forma basic and diluted net loss per share	$0.05	$0.14

For purpose of pro-forma disclosures, stock-based compensation is estimated using a Black-Scholes option pricing model and amortized over the vesting period using the accelerated attribution method.

The fair value for of the Company’s stock options granted to employees and directors was estimated at using the following weighted-average assumptions:

	Year ended December 31,

	2004	2005

	%

Dividend yield	0%	0%
Expected volatility	84%	107%
Risk-free interest rate	3.14%	4.25%
Expected life of up to	4 years	3.36 years

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior years ended December 31 2004 and 2005 under SFAS 123 and the stock based compensation expense recognized during the current year ended December 31 2006 under SFAS 123(R) are not directly comparable.

F – 16

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year ended December 31 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 243, as follows:

Year ended December 31, 2006

Cost of revenue	$30
Research and development	30
Selling and marketing	44
General and administrative	139

Total Stock-based compensation expense	$243

o.	Research and development costs:

Research and development costs, are charged to the statement of operations as incurred. Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

p.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received during the years 2002 through 2006. Total royalties paid amounted to $ 15, $ 1 and $ 0 in 2004, 2005 and 2006, respectively and were recorded as part of the cost of revenues.

q.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

F – 17

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2004, 2005 and 2006. The weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 1,781,563, 1,819,003 and 1,408,999 for the years ended December 31, 2004, 2005 and 2006, respectively.

r.	Income taxes:

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

s.	Concentrations of credit risk:

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

The Company’s marketable securities include investments in auction rate securities guaranteed by U.S. government. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. For the years ended December 31, 2006, 2005 and 2004, the Company recorded expenses for doubtful accounts in the amounts of $ 436, $ 408 and $ 577, respectively.

t.	Derivative instruments:

Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

F – 18

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

All of the Company's derivative instruments were not designated as hedging instruments as such the gain or loss is recognized in other income/expense in current earnings during the period of change.

u.	Severance pay:

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

Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 94, $ 102 and $ 107, respectively.

v.	Fair value of financial instruments:

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

w.	Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 were $ 175, $ 91 and $ 189, respectively.

F – 19

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Reclassification:

Certain comparative data in these financial statements have been reclassified to confirm with current year’s presentation.

y.	Impact of recently issued Accounting Standards:

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

In September 2006, FASB issued SFAS no. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company's management believes SFAS No. 157 will not have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

NOTE 3: –	MARKETABLE SECURITIES

As of December 31, 2006 the Company invests in marketable securities, with maturity no longer then 28 days, which are classified as available-for-sale. The securities were recorded as of December 31, 2006 in amortized cost that equal to the market value. No unrealized gains were recorded.

NOTE 4: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2005	2006

Government authorities	$316	$306
Prepaid expenses and others	250	716
Employees	56	98

	$622	$1,120

F – 20

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	PROPERTY AND EQUIPMENT

	December 31,

	2005	2006

Cost:
Computers and peripheral equipment	$1,674	$1,895
Furniture and office equipment	465	488
Leasehold improvements	139	147

	2,278	2,530

Accumulated depreciation:
Computers and peripheral equipment	1,383	1,554
Furniture and office equipment	229	291
Leasehold improvement	89	97

	1,701	1,942

Depreciated cost	$577	$588

Depreciation expense amounted to $ 189 and $ 205 and $ 241 for the years ended December 31, 2004, 2005 and 2006, respectively.

As to charges, see Note 9c(1).

NOTE 6: –	OTHER INTANGIBLE ASSETS AND DEFERRED ISSUANCE COSTS

Other intangible assets arose from the acquisition of the business from Toyo in August 2004 (see Note 1b), and of convertible debentures issuance costs.

a.	Identifiable intangible assets:

	December 31,

	2005	2006

Original amount:
Customer relations	$750	$750
Acquired technology	750	750

	1,500	1,500

Accumulated amortization:
Customer relations	200	350
Acquired technology	200	350

	400	700

Amortized cost	1,100	800

Deferred issuance costs, net	-	1,035

	$1,100	$1,835

F – 21

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: –	OTHER INTANGIBLE ASSETS AND DEFERRED ISSUANCE COSTS (Cont.)

b.

Amortization expenses amounted to $ 81, $ 319 and $ 301 for the years ended December 31, 2004, 2005 and 2006, respectively. Issuance costs allocated to the convertible debenture, in the amount of $ 1,036, were recorded as deferred charges and were amortized to interest expenses from the commitment date to the stated redemption date using the interest method (see Note 9).

As of December 31, 2006, the amortization of the deferred issuance cost amounted to $ 1.

	c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2007	$300
2008	300
2009	200

NOTE 7: –	SHORT–TERM BANK LOANS

	a.	Composition:

	Interest rate		December 31,

	2005	2006	2005	2006

	%

Short-term bank loans:
In NIS	5.8	-	$740	$-

Short-term bank credit:
In NIS (1)	Prime + 1%	-	85	-
In U.S. dollars (2)	Libor + 2%	Libor + 2%	1,354	339

			1,439	339

			$2,179	$339

	(1)	As of December 31, 2005, the prime rate is 5.5%.

	(2)	As of December 31, 2005 and 2006, the Libor rate is 4.375% and 5.36%, respectively.

The Company has a revolving line of credit with banks for total borrowings of up to $ 2,300, based on 75% of its trade receivables. The line of credit is secured by a charge (see Note 10c(2)).

b.	Interest expenses amounted to $ 72, $ 100 and $ 121 for the years ended 2004, 2005 and 2006, respectively.

F – 22

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: –	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,

	2005	2006

Employees and payroll accruals	$172	$176
Government authorities	575	778
Provision for accrued vacation pay	254	331
Deferred revenues	440	704
Accrued expenses and other	772	977

	$2,213	$2,966

NOTE 9: –	CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $14,780 Convertible debentures in a discount of 4% by way of public offering in the Tel Aviv Stock Exchange. The Convertible debenture terms include an offering of 112,500 units of 528 New Israeli Shekel par value each, linked to the dollar and carry an annual interest rate of 6 months Libor minus 0.3%. The debentures’ principal will be repaid in 4 annual installments commencing on December 31, 2009 and the interest is payable semi-annually commencing on June 30, 2007.

The debentures may be converted into Ordinary shares of the Company in a ratio of 20.3 New Israeli Shekel par values for each Ordinary share (subject to adjustments). The Company has the right to force the conversion on the debentures holders, when and if its share fair market value shall reach 25.5 New Israeli Shekels in the last 30 trading days in TASE on or after October 1, 2009.

NOTE 10: –	COMMITMENTS, CONTINGENCIES AND CHARGES

	a.	Legal proceedings:

Lawsuits have been lodged against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

F – 23

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

	b.	Commitments:

1.

With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! Software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 69 as of December 31, 2006.

Royalties payable to the Office of the Chief Scientist of Israel’s Ministry of Industry and Trade (“the OCS”) are classified as part of cost of revenues.

2.

The Company has entered into operating lease agreements for the lease of a fleet of 32 motor vehicles. The leasing deposits are presented in the long-term deposits. Each lease is for a period of three years with monthly payments linked to the Israeli CPI. As of December 31, 2006, commitments are as follows:

2007	$218
2008	151
2009	46

Total	$415

3.

The Company leases offices for its activities. The remaining obligation periods range from one year to three years including extension periods. As of December 31, 2006, commitments for such leases are as follows:

2007	$516
2008	318
2009	156
2010	156
2011	156
2012	156

Total	$1,458

Part of the lease agreements is secured by a bank guarantee in the amount of $ 56.

4.

In 2004, the Company renewed an engagement under which it has the right to use third-party software during fiscal years 2005 and 2006. Pursuant to the agreement, the Company agreed to pay an annual license fee equal to the greater of $ 300 and 2.75% of related sales. The amount is due in four quarterly payments for each year. During the years 2005 and 2006, the Company paid annual fees of $ 300, which were recorded as part of cost of revenues.

F – 24

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	COMMITMENTS, CONTINGENCIES AND CHARGES

	c.	Charges:

1.

To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

		2.	To secure revolving credit facilities from a bank, the Company recorded a floating charge on its plant, assets and rights in favor of this bank.

NOTE 11: –	TAXES ON INCOME

	a.	Israeli income taxes:

		1.	The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

According to the Law, the companies are entitled to various tax benefits by virtue of the “approved enterprise” status granted to part of their enterprises, as defined by this Law.

In March 2005, the Israeli Parliament passed the Arrangements Law for fiscal year 2005, which includes a broad and comprehensive amendment to the provisions of the above Law (“Amendment No. 60 to the Law”).

The Company’s production facilities in Israel have been granted “Approved Enterprise” status under the above Law. The Company has a program with three expansions, according to the “Alternative Benefits Track”. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five to eight years of tax at a reduced rate of 10%-25%, based on the percentage of foreign investment in the Company. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, for each program as detailed above, is subject to limit of 12 years from the completion of the investment or commencement of production, or 14 years from receipt of the approval, whichever is earlier. Please note that the years' limitation does not apply to the exemption period.

The Company received approvals for the first program and tree of its expansions during the years 1990, 1991, 1999 and 2000, of which the first two programs have already expired. The period of benefits for the second and third expansion has not yet commenced.

F – 25

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track, currently between 10%-20% for an “Approved Enterprise”. As of December 31, 2006, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise”, such as provisions generally requiring that at least 25% of the “Privileged Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the Amendment.

The dividend distributed by an “Approved Enterprise” and “Privileged Enterprise” will be subject to withholding tax of 15%.

F – 26

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	TAXES ON INCOME (Cont.)

		2.	Measurement of taxable income:

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

		4.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

		5.	The Company has received final tax assessments through the year 1999.

b.

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes, the effect of the “Approved Enterprise” and undeductible expenses related to option expenses.

The tax expenses in 2005 and 2006 in the amount of $ 30 and $ 45, respectively in the financial statements are a result of taxes paid on income of certain subsidiary, due to the transfer pricing arrangement between the companies.

	c.	Carryforward losses:

As of December 31, 2006, the Company had operating losses carryforward for tax purposes in the amount of $ 3,971. The amount of the Company’s carryforward operating losses will be offset against taxable future income for an indefinite period.

As of December 31, 2006, the subsidiaries had operating losses carryforward for tax purposes in the amount of $ 4,449. A portion of such losses expires over a period from 2007 through 2019.

F – 27

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	TAXES ON INCOME (Cont.)

	d.	Income (loss) before taxes on income:

	Year ended December 31,

	2004	2005	2006

Domestic	$(68)	$(1,253)	$526
Foreign	(100)	822	320

	$(168)	$(431)	$846

e.	Deferred taxes:

	December 31,

	2005	2006

Carryforward losses	$2,538	$2,158
Accrued severance pay	59	81
Accrued vacation pay	81	96
Allowance for doubtful accounts	131	121

Net deferred tax assets before valuation allowance	2,809	2,456
Valuation allowance	(2,809)	(2,456)

Net deferred tax assets	$-	$-

The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses. Management currently believes that it is more likely than not that the deferred taxes will not be realized, in the foreseeable future.

NOTE 12: –	SHAREHOLDERS’ EQUITY

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

F – 28

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2006 no warrants were exercised.

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

	b.	Employee stock options:

		1.	Employee Stock Option Plan (1996):

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

As of December 31, 2006, options to purchase 82,625 Ordinary shares are outstanding under the plan at exercise prices between $ 2.31 and $ 4.13 per share. The outstanding options under the Plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.

		2.	Employee Stock Option Plan (2000):

The Employee Stock Option Plan (2000) (“the ESOP 2000”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of Israel’s Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder (“Section 102”).

A total of 240,000 shares have been reserved for the purposes of the ESOP 2000. As of December 31, 2006, 118,500 options are outstanding. All of the options are vested over a three-year period, and have exercise prices between $ 0.99 and $ 4.125 per share.

		3.	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) (“the ESOP 2003”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

F – 29

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

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

In May 2004 and in December 2006, the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase an additional 650,000 and 700,000 Ordinary shares, respectively, pursuant to the ESOP 2003.

As of December 31, 2006, 969,600 options are outstanding. All the options have an exercise price between $ 1.31 and $ 3.84 per share.

		4.	As of December 31, 2006, an aggregate amount of 643,317 options is still available for future grant under all of the above mentioned plans.

c.

On December 30, 2005, the Company decided to accelerate the vesting of 304,830 of its unvested stock options previously awarded to employees and officers of the Company, to purchase the Company’s shares pursuant to one of the Company’s Stock Option Plans, such that, as of December 31, 2005, these outstanding options to purchase any of the Company’s Ordinary shares, were fully vested.

As a result of the acceleration, in accordance with FIN 44, the Company recorded additional compensation expenses of $ 44, included in general and administrative expenses.

The Company's decision to accelerate the vesting of those options and to grant fully vested options was based primarily upon the issuance of SFAS No. 123R, which will require the Company to treat all unvested stock options as compensation expense, effective January 1, 2006. The Company believes that the accelerated vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes for the fully vested grant and for the acceleration were to make the options more attractive to recipients and to avoid discrimination between groups of option holders, respectively.

The impact of vesting accelerating on pro forma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was to increase such disclosed compensation cost for the year ended December 31, 2005 by approximately $ 568 (see Note 2n).

F – 30

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

	d.	Options to directors:

1.

On November 25, 2002, the shareholders of the Company approved the grant of an option to purchase 20,000 fully vested Ordinary shares at an exercise price of $ 0.46 per share, to the Chairman of the Board of Directors. The exercise price was equal to the market price of the shares on the date of the grant. In August 2005, all the options were exercised.

2.

On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years.

The following is a summary of the Company’s stock options granted among the various plans (not including non-plan grants):

	Year ended December 31,

	2004		2005		2006

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Aggregate intrinsic value (in thousands)

Outstanding at the beginning of the year	417,875	$2.46	499,375	$2.60	822,000	$2.65
Granted	153,000	$3.08	350,000	$2.72	433,600	$3.12
Exercised	(23,875)	$2.93	(3,375)	$1.66	(67,875)	$1.73
Forfeited	(47,625)	$2.75	(24,000)	$2.38	(17,000)	$4.86

Outstanding at the end of the year	499,375	$2.60	822,000	$2.65	1,170,725	$2.85

Exercisable at the end of the year	260,375	$2.71	620,500	$2.77	861,908	$2.71	$1,130

Weighted average fair value of options granted during the year		$1.93		$1.84		$1.84	$951

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $ 116. As of December 31, 2006, there was approximately $ 489 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.2 years. Total grant-date fair value of vested options for the year ended December 31, 2006 was approximately $ 243.

F – 31

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price as follows:

Range of exercise price	Options Outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of options exercisable

$0.99 - $1.46	93,500	5.61	$1.33	93,500	$1.33
$2.08 - $2.92	807,225	8.25	$2.75	623,408	$2.73
$3.27 - $4.13	270,000	5.11	$3.68	145,000	$3.54

	1,170,725	7.32	$2.85	861,908	$2.71

e.	Share purchase agreement:

In consideration of the purchase of 990,000 of E - Mobilis shares (subsidiary of the Company, which is inactive), the Board of Directors of the Company granted the sellers on November 8, 2001, options to purchase 100,000 Ordinary shares that vested immediately, at an exercise price of $ 2 per share. During 2003, 15,000 options were exercised and the remaining 85,000 options were exercised during 2004.

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

F – 32

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	GEOGRAPHICAL INFORMATION

a.	Business segment, geographical areas and foreign operations:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). The Company’s business is divided into the geographic areas regions as described bellow. Total revenues are attributed to geographic areas based on the location of the customer.

b.	Geographic information:

	Year ended December 31,

	2004	2005	2006

Product sales:
Israel	$142	$60	$69
Far East (excluding Japan)	598	2,020	1,844
Europe	5,356	5,604	6,711
North and south America	607	944	1,191
Africa	166	512	461
Japan	95	748	1,868

	6,964	9,888	12,144

Service revenues:
Israel	42	78	5
Far East (excluding Japan)	326	375	598
Europe	2,610	3,396	4,675
North and south America	647	883	962
Africa and Middle East (excluding Israel)	14	53	75
Japan	575	2,147	1,765

	4,214	6,932	8,080

Total revenues	$11,178	$16,820	$20,224

Sales to single customers exceeding 10% of revenues:
Customer A	10%	*) -	*) -

Customer B	*) -	10%	*) -

*) Less than 10%

The Company’s substantial long-lived assets are located in Israel.

F – 33

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: –	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2004	2005	2006

Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$(168)	$(461)	$801

Interest expenses on convertible debentures	-	-	8

Net income used for the computation of diluted net earnings (loss) per share	$(168)	$(461)	$809

Weighted average Ordinary shares outstanding	6,905,559	8,764,222	8,819,857

Effect of dilutive securities:

Employees stock options	*) -	*) -	178,823

Convertible debentures	-	-	33,674

	-	-	212,497

Diluted weighted average Ordinary shares outstanding	6,905,559	8,764,222	9,032,354

Basic and diluted net earnings (loss) per share	$(0.02)	$(0.05)	$0.09

*)	Anti dilutive.

NOTE 15: –	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,

	2004	2005	2006

Interest income, net	$84	$140	$193
Exchange rate gain (loss) and bank charges	93	*) (326)	38
Gain from marketable securities	1	40	94

	$178	$(146)	$325

*)	Includes income (expense) from forward transactions in the amount of $ 109 and $ (61) for the year end December 31, 2005 and 2006 respectively.

F – 34

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: –	RELATED PARTY TRANSACTION

Based on a resolution of the shareholders of the Company, one of its directors was entitled to an amount of $ 254 for consulting fees during the year 2004, in regard to the acquisition of the business in Japan (which was recorded as part of the acquisition costs in 2004) and amount of $114 and $ 102 for consulting fees related to other business development affairs in 2005 and 2006 respectively. In addition, during 2005 and 2006, the director received $6 for his service as a Board member in each year.

F – 35