Form 20-F/A
period 2006-12-31
TOP IMAGE SYSTEMS LTD
filed 2007-05-10
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal	NASDAQ Capital Market
value NIS 0.04 per share

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

Yes ☐ No ☒

20-F/A Explanatory Note

        This Form 20-F/A for Top Image Systems Ltd. is being filed to include Exhibit 4.11 “Terms and Conditions of Convertible Debentures Issued December 27, 2006” and Exhibit 4.12 “Form of Director and Officer Indemnification Agreement” which were inadvertently omitted from the 2006 Annual Report on Form 20-F filed on April 2, 2007 (the “2006 Form 20-F”) and to correct certain errors in Item 19. Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2006 Form 20-F or reflect any events that have occurred after the 2006 Form 20-F was filed.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and restated Articles of Association of the Company dated October 27, 2003 (incorporated by reference to exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

2.1	Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company’s current report on Form 6-K filed June 10, 2004).

4.1	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company registration statement on Form S-8 filed on December 19, 2002).

4.2	Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560))

4.3	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.4	English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.5	Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.6	English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.7	Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.8	Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company’s current report on Form 6-K filed June 10, 2004).

Number	Description

4.9	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company's annual report on Form 20-F for the year ended December 31, 2003).

4.10	Business Transfer Agreement between the Company and Toyo Ink Mfg. Co., Ltd., dated as of August, 2004 (incorporated by reference to exhibit 4.28 to the Company's annual report on Form 20-F for the year ended December 31, 2004).

4.11	Terms and Conditions of Convertible Debentures Issued December 27, 2006.

4.12	Form of Director and Officer Indemnification Agreement.

8	List of Subsidiaries (incorporated by reference to exhibit 8 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004).

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer - member of Ernst & Young Global.

15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD. By: /s/ Arie Rand —————————————— Arie Rand Finacial Officer

Date: May 10, 2007