Form 20-F
period 2007-12-31
TOP IMAGE SYSTEMS LTD
filed 2008-04-08
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

8,909,138 Ordinary Shares

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

	2003	2004	2005	2006	2007
	U.S. dollars in thousands (except share and per share data)

Statement of Operations Data:
Revenues	$8,319	$11,178	$16,820	$20,224	$23,445
Cost of revenues	2,340	3,472	6,763	7,648	13,264
Gross profit	5,979	7,706	10,057	12,576	10,181
Research and development, net	863	929	1,312	1,792	2,497
Selling, administrative and general	5,819	7,123	9,030	10,263	15,048
Restructuring and severance charges					849
Operating profit (loss)	(703)	(346)	(285)	521	(8,213)

	2003	2004	2005	2006	2007

Financial expense (income), net	(109)	(178)	146	(325)	(1,957)
Other (income) expense	-	-	-	-	(101)
Tax on income			30	45	228
Net income (loss)	(594)	(168)	(461)	801	(6,348)
Net basic and dilutive income
(loss) per share	$(0.11)	$(0.02)	$(0.05)	0.09	$(0.71)

Weighted average number of shares
outstanding for basic net loss
per share	6,102,496	6,905,559	8,764,222	8,819,857	8,881,178
Weighted average number of shares
outstanding for dilutive net loss
per share	6,102,496	6,905,559	8,764,222	9,032,352	8,881,178

	2003	2004	2005	2006	2007

Summary of Balance Sheet Data:
Cash and cash equivalents	$5,854	$10,136	$8,200	$6,195	$8,156
Working capital	7,353	12,232	12,137	26,852	10,225
Total Assets	12,130	19,742	20,360	34,295	36,234
Long Term debt	-	-	-	14,197	11,099
Total liabilities	4,490	5,047	6,142	18,915	25,996
Shareholders' equity	7,639	14,695	14,218	15,380	10,238

RISK FACTORS

The market for data capture systems and automatic form processing systems is highly competitive.

        The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology. Our products compete with those developed and marketed by numerous well-established companies including EMC (Captiva Software), Mitek, Banctec, Kofax (Formerly : Dicom Group), Datacap, and ReadSoft, as well as with manual data entry systems. Many of our competitors have longer operating histories and greater financial resources than we do. Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software. The fact that our resources are more limited places us at a significant disadvantage. This risk is particularly acute during difficult economic times.

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

        Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998 and 2006, and our losses may continue. For the year ended December 31, 2007, we had an accumulated deficit of $20,987,000. We plan to maintain the level of our aggregate product development expenses and may significantly increase our sales and marketing and administrative expenses in the near future. Accordingly, to maintain our current level of financial performance, we will need to increase or maintain our revenues. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

        Sales to large customers have historically accounted for a significant part of our sales. For example, a sale to CSC Australia Pty. Ltd. accounted for 10% of our sales in 2005, and sales to Swiss Post–Finance accounted for 10% of our sales in 2004. In 2006 and 2007, we had no customer who accounted for more than 10% of our sales. If we are unable in the future to complete sales to large customers, our business, prospects and financial results could be adversely affected.

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

        ReadSoft, one of our competitors, filed a patent application entitled “Method and Arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092). Although the patent was not enforced against us, we became aware of the patent and, in May 2004, filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. After a number of written exchanges, the dispute was heard on March 8, 2007 in a proceeding at the European Patent Office in Germany. At the end of the oral proceeding, Readsoft’s patent was revoked in its entirety. Readsoft has appealed this decision and has petitioned for the patent to be reinstated. Although we do not believe that any of our products would infringe upon this patent, if ReadSoft were to prevail on its appeal, and it subsequently was decided that we infringed the patent, there could be a material adverse effect on our business, prospects and financial condition.

        NMS Imaging Inc., a company headquartered in Maryland (“NMS”) filed a trademark application for the registration of the name “eFlow” which has been used by the Company for approximately 7 years, for a product similar to the Company’s products on June 8, 2007. Although the trademark was not enforced against us, we became aware of the application and, in the course of August, 2007, filed a trademark application in the United States Patent and Trademark Office, for the registration of the name “EFLOW” “for use in connection with computer software applications namely software applications that processes and integrates data from various sources and or of different types”. In such application TIS claims to have been using the mark in commerce since 1999 in the United States. Concurrently, the Company has filed trademark applications for the names Top Image Systems and TIS. If NMS’s trademark shall be registered and such trademark will be enforced against us, there could be a material adverse effect on our business, prospects and financial condition.

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

        Yehezkel Yeshurun, our former Chief Scientist, and currently a member of our board of directors, was, at the time of his employment with us, a Professor of the Tel Aviv University Computer Science Department (“the University”) where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof. Yeshurun. We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

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

        Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led government of the Palestinian Authority. Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound, Singapore dollars, Hong Kong dollars, Chinese Yuan, Australian dollars and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

        In addition, our convertible debentures issued in December 2006 are payable in New Israeli Shekels. Since the date of issuance of the debentures, the U.S. dollar has fallen against the NIS. If this decrease remains while the debentures are payable, we will need to use more U.S. dollars to make the payments.

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

Our expansion through acquisitions, including our recent purchases of Capture Projects Ltd. ("CPL") and Asiasoft Global Pte. Ltd., ("AsiaSoft") could lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

        We may pursue the acquisition of related businesses or complementary businesses, including individual products or technologies, in an effort to expand capacity, enter new markets and diversify our sources of revenue. In December 2006, we raised net proceeds of $13,505,000 through the issuance of convertible debentures. In 2007, we used some of these proceeds to acquire CPL, a provider of document management solutions in the United Kingdom, and to acquire a 51% holding (and an option over the remaining 49% holding) in Asiasoft, a holding company of a group of subsidiaries and affiliated companies in China, Hong-Kong and Singapore, which are each information technology solutions providers. We may also pursue additional acquisition opportunities. Acquisitions and expansions may require significant additional expenditures, including integration and absorption costs, before we are able to obtain any benefits of integration resulting from them. These expenditures may strain management, financial and operational resources. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.

        Additionally, we may not succeed in retaining or hiring qualified management, sales, customer support, and technical personnel to integrate acquired operations, manage future growth effectively, and accomplish our overall objectives. Competition for qualified personnel is intense. If we expand too fast, or fail to integrate our recently acquired businesses or other new businesses, or lose key personnel from our recently acquired businesses or other businesses, there could be a material adverse effect on our business, prospects and financial condition.

Some of our operations are conducted in China. Accordingly, our results of operations and prospects will be subject, to some degree, to the economic, political and legal developments in China.

        The Chinese economic, political and social conditions, as well as government policies, could affect our business. The Chinese economy differs from the economies of most developed countries in many respects. Since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product (GDP) growth. We cannot assure you, however, that such growth will be sustained in the future. If in the future China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries.

        In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business, prospects, financial conditions and results of operations.

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

        The Investment Center of the Israeli Ministry of Industry and Trade has granted us “Approved Enterprise” status to certain development programs under The Law for the Encouragement of Capital Investments, 1959, or the Investment Law. The benefits available to an Approved Enterprise program are dependent upon the continuing fulfillment of ongoing conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied us in the future.

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

        However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, we did not generate income subject to the provisions of the new law.

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

        Our ordinary shares are traded on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is effected in different currencies (US dollars on the NASDAQ Capital Market, and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

        In December 2006 through the issuance of convertible debentures, we raised net proceeds of $13,505,000. Our ability to meet our obligations under the convertible notes and our other debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the convertible notes, in which case the convertible notes may need to be refinanced. Our ability to refinance our indebtedness, including the convertible notes, will depend on, among other things:

—	our financial condition at the time;

—	restrictions in agreements governing our debt; and

—	other factors, including market conditions

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

Our cash may be insufficient to fund our liquidity needs after the repurchase of the convertible debentures

        We recently announced that the Board of Directors has approved the payment of up to $2,500,000 (9,000,000 NIS) to repurchase outstanding Series A convertible debentures that the Company issued in December 2006 on the Tel Aviv Stock Exchange. These repurchases may be in open market transactions, privately negotiated transactions or a combination of the two. Because we will be using cash to repurchase this debt, we may be left with insufficient cash to fund our other liquidity needs.

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

        Our indebtedness could have significant additional negative consequences, including, without limitation:

—	requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

—	increasing our vulnerability to general adverse economic conditions;

—	limiting our ability to obtain additional financing; and

—	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

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

Our restructuring of operations and other measures we take to reduce costs may not achieve the results we intend and may adversely affect our revenues and profitability.

        In January 2008, we announced that we had restructured various aspects of our operations in an effort to achieve efficiency and competitive standing in the global market. As part of our restructuring, we reduced the size of our research and development staff. Our restructuring of operations and other cost reducing measures may not achieve the results we intend and may invoke restructuring and other costs and changes to our business that adversely affect our revenues and profitability.

ITEM 4.	INFORMATION ABOUT THE COMPANY

History and Development

        Establishment, Legal Name, Office and Trading Markets

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

        Our ordinary shares began trading on the NASDAQ Capital Market in November 1996 and on the Tel Aviv Stock Exchange in December 2006.

        Recent Developments

        In 2004, we modified our corporate structure in Europe, and established a new wholly owned subsidiary in the United Kingdom, Top Image Systems UK Limited, which owns a subsidiary in Germany, TIS Deutschland GmbH. The activity and assets of our then-existing European branches were transferred to the new entities. In August, 2004 we established Top Image Systems Japan Ltd. in order to strengthen our increased presence in Japan. On April 11, 2007 we acquired all the outstanding shares of Capture Projects Ltd. (“CPL”) to increase our presence in the UK as well as in the European market in general. In July 2007, we acquired 51% of Asiasoft Global Pte. Ltd. (“Asiasoft”) to provide us with a comprehensive and established infrastructure in China, Singapore, Hong Kong and Malaysia. For more about these acquisitions, see “Business Overview-Marketing Strategy.”

        On September 24, 2004, we sold 2,524,351 of our ordinary shares at a purchase price of $3.16 per share to investors for gross proceeds to us of approximately $8 million. The investors also received warrants to purchase up to an additional 1,262,188 ordinary shares, with an exercise price of $4.26 per share, which expired in 2007. On December 27, 2006, we completed a public offering of approximately 61,900,000 NIS (approximately $14,800,000 at the date of issuance) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. In January 2008, we announced the completion of a restructuring plan aimed at repositioning TIS as a leader in the end-to-end automated document capture solution space, while laying the key foundations for future growth and profitability in 2008 and beyond. The three pronged restructuring plan, initiated in the fourth quarter of 2007, includes implementing a new Company-wide corporate and business structure aimed at enhancing the Company’s efficiency and competitive standing in the evolving global market, while reducing corporate and global headcount; identifying new growth drivers through synergies and joint development between the main business centers; and, enforcing a meticulous performance and expense regime by creating business centers in each of the main divisions worldwide, enhancing the commitment and responsibility of each division to meet and surpass their predefined goals.

        During 2007, 2006 and 2005, the aggregate amounts of our capital expenditures were $434,000, $252,000 and $164,000, respectively. These expenditures were principally for the purchases of computer hardware and software and facilities improvements, and were paid for with internally generated funds and the proceeds of our private placement of ordinary shares in 2004 and our public offering of convertible debentures in 2006.

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

        TIS’ eFLOW™ provides enterprise-wide solutions for every data capture and content delivery need, all on a single platform, using one set of business rules. eFLOW™ allows a customer to integrate data of any format and from multiple sources, including the Internet, paper, fax, microfilm, microfiche, electronic, and email, and of different types such as invoices, freight and shipping bills, purchase orders and others, to provide a single connection to the enterprise application system. Our eFLOW™ platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the customer’s business.

        eFLOW™ is designed to address the needs of companies, institutions, government agencies, and other organizations with a broad range of form processing requirements (5,000 or more forms per day).

        eFLOW™ offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, sorting, and storing in databases for retrieval at a later date. Our technology can easily process unstructured, semi-structured and structured documents. eFLOW™ can manage these tasks without the need to pre-design a working template.

        eFLOW™‘s open architecture allows for integration with all major content management, enterprise resource planning (ERP), CRM and workflow systems as well as major multi-function printers and scanners. Therefore, eFLOW™ provides an end-to-end solution for managing invoices and payments and eliminates a significant portion of traditional manual data entry, decreases the need for data entry resources and processing time, and significantly improves the quality, accuracy and value of the data.

        eFLOW™‘s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET Microsoft Visual Basic and web 2.0 for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files. Developing the advanced version of eFLOW Unified Content Platform™ , eFLOW™ Version 3.0 and future version, based on the Microsoft .NET technology ensures its compatibility with future Microsoft technologies and other technology partners, and gives our customers shorter and easier implementation process, faster runtime, and a robust and secure execution environment. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW ™ with other mission-critical applications to create fully integrated business solutions. eFLOW™ includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

        eFLOW™‘s Client/Server architecture allows users to access the solution through one channel, the eFLOW server which results in superior network security and efficiency. Customers can select between a centralized or decentralized mode of operation. Multiple applications and servers may be viewed and controlled at any given moment, on site or remotely and additional servers may be added into a system without the need to halt production.

        To support the needs of clients’ global operations, the system can process multiple languages at the interface, database (Unicode), and OCR / ICR levels. Currently the system supports all major European languages, Chinese and Japanese.

        Targeting banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOW™ technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle by providing a single data collection entry point.

        In mid 2007, we released eFLOW Version 4.0 which provides our customers an enhanced user experience, powerful user-interface, increased efficiency and superior data recognition. Its enhanced completion module introduces a new user interface to meet customers’ demands and ergonomic needs. Thus, greater efficiency and productivity are achieved Extensive research and development processes led to a state-of-the art recognition algorithm for unprecedented recognition rates unique intelligent matching of different recognition technologies, freeform and secured character recognition and perfect document classification. The latest versions of market leading recognition engines were embedded in eFLOW4 for the best performance and greatest accuracy. eFLOW4 includes analyzing tools for improving and maximizing control over recognition rates, enhanced look-up tables are available at any stage to speed up recognition and validation processes. eFLOW4 also includes automatic dynamic learning to ensure greater accuracy of information. Any editing and changing done by the users is automatically learned and stored by the system for future use. Resources and processing time are reduced to a minimum.

        The eFLOW solution includes a robust set of applications that run on top of the core platform and enable invoice processing, accounts payable processing and mailroom automation:

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

        eFLOW Ability is a result of a successful cooperation between TIS and Beck-IT GmbH, a German based leading developer of standard-add-ons in the sector of SAP business workflow. The ability to seamlessly integrate into SAP R/3 creates a high-performance product line that companies can utilize to increase productivity, enhance the precision of entries and optimize cash management.

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

         Asiasoft Products

Asiasoft, which was recently acquired by TIS, also has a broad portfolio of data extraction and content delivery software products. Currently, these products are being sold in the Far East only and are not yet integrated into the eFLOW platform. Nevertheless, in the future, these products may be developed in conjunction with eFLOW and will be sold and implemented by other branches of TIS.

Asiasoft’s products include:

Aware Information Management Suite (IMS)
A reliable, secured and easy-to-use information management solution. The AwareIMS product suite includes document & data capture, document management and computer output management software solutions.

Aware S3 Portal
A platform used to integrate aware capture and content manager, tailored for shared services and business process outsourcing. This platform provides customers with an end-to-end document lifecycle management solution.

        Principal Markets

        As of December 31, 2007, we operated branch offices in the United States, the United Kingdom, Germany China, Hong Kong, Singapore and Japan through subsidiaries. Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America. In addition, we believe that there exist significant opportunities in France, the Czech Republic, Spain, Italy, the Netherlands and Luxembourg, South Africa and Australia. In France, Spain, Italy and the Benelux we have several local sales and technical representatives. These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

        The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. Dollars in thousands)

	2005		2006		2007
	$	%	$	%	$	%

Europe	5,604	57%	6,711	55%	5,549	47%
Far East (excluding Japan)	2,020	20%	1,844	15%	4,773	40%
Japan	748	8%	1,868	15%	647	5%
North and South America	944	9%	1,191	10%	483	6%
Africa	512	5%	461	4%	249	2%
Israel	60	1%	69	1%	-	-

Total	9,888	100%	12,144	100%	11,701	100%

Service Revenues by Region
(U.S. Dollars in thousands)

	2005		2006		2007
	$	%	$	%	$	%

Europe	3,396	49%	4,675	58%	7,438	64%
Far East (excluding Japan)	375	5%	598	7%	2,242	19%
Japan	2,147	31%	1,765	22%	1,197	10%
North and South America	883	13%	962	12%	775	6%
Israel	78	1%	5	0%	54	1%
Africa	53	1%	75	1%	38	0%

Total	6,932	100%	8,080	100%	11,744	100%

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

        Marketing Strategy

        Over the past few years, we have embraced a strong enterprise solution strategy that builds upon the foundation of intelligent capture and exchange technologies and perfectly fits the strength of eFLOW™, eFLOW™ is an end-to-end platform that presents a broad set of information capture solutions and technologies, It serves as a single gateway for information that enters the enterprise. eFLOW™ captures, classifies, processes, validates and delivers information to ERP systems, content management applications, workflow solutions and CRM systems.

        Global and local value-added resellers, distributors and systems integrators find our enterprise solution strategy attractive as it usually completes their own solutions. Cooperation with such partners free us from having to invest resources in providing support and services to the end-user. Our partners perform these functions. This strategy is based on our belief that value-added resellers, distributors, systems integrators and Original Equipment Manufacturers (OEMs) generally have better access to end-users in their respective markets than we do. By engaging value-added resellers, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users.

        However, working through channels instead of engaging in direct sales to customers limits our share in each transaction’s revenues and may damage our control over our order stream. Therefore, in territories where we enjoy a strong presence and maintain a local branch office, and where the market potential is high, we choose to work directly with the customers. We provide consulting, implementation and support services directly to the customers and thus we enjoy a closer relationship with the customer and larger share of the deal’s revenues. We are endeavoring to continue this trend in the coming years.

        In line with this view, TIS made two acquisitions during 2007: In April 2007, TIS acquired 100% of Capture Projects Ltd. for $4,600,000. CPL is a leading provider of document management solutions in the United Kingdom. This acquisition increased TIS’s presence in UK as well as in the European market in general, doubling the size of our operations in the European market. This acquisition provides TIS with exposure to new markets while extending its offerings to both new and existing customers.

        In July 2007, TIS acquired 51% of Asiasoft Global Pte. Ltd., for $2,700,000. Asiasoft is a leading developer and distributor of document capture, content management and shared services software throughout China, Singapore, Hong Kong and Malaysia. This acquisition provides TIS with a comprehensive and established infrastructure in the region. It positions TIS as one of the strongest players in the region by extending its solution sales offering, thereby providing a complete imaging platform. TIS also obtained the option to purchase the remaining 49% of Asiasoft, for a purchase price of up to approximately $1,500,000, within 18 months following the initial acquisition.

        These two acquisitions add more capabilities and expand TIS’ portfolio, as well as bring the Company a step closer to becoming one of the document capture market leaders in Europe and in the Far East. Along with a restructuring process we engaged in at the end of 2007, to increase business efficiency, focus and financial profitability, the Company’s management believes it has laid renewed foundations for future growth. At the end of 2007, the company was engaged in stabilizing the business. Once this task is completed, at the beginning of 2009, the Company’s management intends, once again, actively look for merger and acquisition opportunities through which we plan to penetrate the largest market worldwide, the U.S market.

        Currently, in approximately 40 countries worldwide where we do not sell directly to customers, we sell through a network of value-added resellers, distributors and systems integrators. The system integrators are managed via our sales and marketing force located in our sales centers in Europe, the United States, Asia Pacific and China and in our headquarters in Israel. We have implemented a program to align ourselves with major complementary strategic level partners who can help us reach new target customers and market segments. These agreements call for the strategic partner and us to plan and coordinate marketing and sales activities in their respective territories.

        In March 2007, we announced an extended worldwide technology and sales alliance with ARX (Algorithmic Research), a leading global provider of standards-based electronic signatures (digital signatures) and data security solutions. Through this partnership, our joint customers can expedite data capture processes, improve internal controls and enhance compliance with regulations. ARX’s CoSign is a non-forgeable, simple-to-use, standards-based electronic-signature solution that is tightly integrated with our eFLOW. CoSign provides organizations with a solution that enables users to electronically sign documents, records, files, forms, and other electronic transactions. The combination of these complimentary technologies offers a compelling solution for any financial, commercial and governmental organization wishing to comply with the growing number of compliance reports required by federal and state government regulatory organizations.

        In March 2007 we also announced the partnership agreement with J&B Software, Inc., a premier provider of enterprise-wide payment system solutions and integration services. Through the agreement, J&B Software Inc. will provide eFLOW, TIS’s flagship document capture solution, to its large client base in the transaction processing and financial services industries. J&B Software will also develop specific applications to the healthcare claims market. This integration is highly advantageous to numerous industries, including government, financial, insurance, and health care. It provides customers with a flexible, streamlined set of solutions for capturing and managing transactions information while reducing their related costs. It represents an excellent opportunity for TIS to reach a wider audience with its robust enterprise input management solution. In September 2007, we announced three new government, transportation and media projects in the USA.

        In August 2007, we announced that Elision Limited selected TIS as its strategic partner for the accounts payable processing and digital mailroom markets. UK-based Elision limited, part of the Elision group, creates solutions for organizations migrating from paper-based to electronic systems providing service spanning business and technology consultancy, systems integration and managed service delivery.

        In December 2007, we announced an extended European wide strategic alliance for the accounts payable or AP market with Contempus, the leading supplier of software solutions and expertise in Enterprise Information Management. The partnership with Contempus strengthens TIS’s offering in the AP market. Through this partnership, TIS has the ability to offer customers an end-to-end solution independent of their ERP system, allowing us to take our work with SAP and Oracle in to other market areas.  Contempus has a strong presence in the European marketplace.This partnership began in the UK, and we expect it to roll out across Europe in 2008.

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

        ReadSoft, one of our competitors, filed a patent application entitled “Method and Arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092). Although the patent was not enforced against us, we became aware of the patent and, in May 2004, filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety. After a number of written exchanges, the dispute was heard on March 8, 2007 in a proceeding at the European Patent Office in Germany. At the end of the oral proceeding, Readsoft’s patent was revoked in its entirety. Readsoft has appealed this decision and has petitioned for the patent to be reinstated. Although we do not believe that any of our products would infringe upon this patent, if ReadSoft were to prevail on its appeal, and it subsequently was decided that we infringed the patent, there could be a material adverse effect on our business, prospects and financial condition.

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

        We believe that product recognition is an important competitive factor in the form processing industry. Accordingly, we promote the eFLOW™ name in connection with our marketing activities. We either hold or intend to apply for trademark registration of our significant solution and module names three of which namely EFLOW, Top Image Systems and TIS were filed in August 2007, although we cannot assure you that such applications will be successful. Although we have not sought to market our products using our trade name “TIS” as a trademark, we believe that certain other companies use trademarks that contain the letters “TIS” for products, which we believe do not compete with our products. We cannot assure you that this will not limit our ability to use our trade name “TIS” to market our products.

        NMS Imaging Inc., a company headquartered in Maryland, filed a trademark application for the registration of the name “eFlow” which has been used by the Company for approximately 7 years, for a product similar to the Company’s on June 8, 2007. Although the trademark was not enforced against us, we became aware of the application and, in the course of August, 2007, filed a trademark application in the United States Patent and Trademark Office, for the registration of the name “EFLOW” “for use in connection with computer software applications namely software applications that processes and integrates data from various sources and/or of different types”. In such application TIS claims to have been using the mark in commerce since 1999 in the United States. Concurrently, the Company has filed trademark applications for the names Top Image Systems and TIS.

        Competition

        The market for data capture systems in general, and for automatic form processing systems in particular, is very fragmented and is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.

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

        During the past few years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technology, dramatically changing our marketplace. They include:

—	In January 2008, Captaris Inc., a US based provider of automated document-centric processes software products, announced the acquisition of the Constance based software house Océ Document Technologies (ODT). The new company in Constance will be named Captaris Document Technologies GmbH.

—	Also in 2008, Oracle acquired Captovation, a US based provider of document capture solutions. With the addition of Captovation, Oracle expects to extend its comprehensive and integrated solution for Enterprise Content Management with transactional content processing.

—	In December 2007, EMC signed a definitive agreement to acquire publicly-held, Carlsbad, CA-based Document Sciences Corporation, a supplier of document output management (DOM) software. This cash-based acquisition was completed in March 2008.

—	In November 2007, I.R.I.S. (Image Recognition Systems) acquired Morningstar Systems, a Dutch company with affiliates based in Maastricht and offices in Amsterdam. Morningstar Systems specialized in context management and enterprise content management (ECM) solutions.

—	At the end of November 2007, I.R.I.S. announced another acquisition of Docutec AG, a German Leader in invoice recognition and document Classification. Docutec’s team is composed of 30 people and has a strong network of partners including WMD, Easy, Banctec, Unisys, ect.

—	In October 2007, Xerox Corporation acquired Advectis, Inc., a US based provider of a web-based solution that electronically manages the process to underwrite, audit, collaborate, deliver and archive mortgage loan documents.

—	In November 2006, Oracle acquired Stellent, a global provider of enterprise content management (ECM) software solutions. Earlier that year, Stellent acquired Bitform, a provider of content cleansing technologies, and Sealed Media, a provider of enterprise digital rights management solutions addressing content security and compliance risk.

—	In October 2006, ReadSoft acquired Ebydos AG, a German SAP specialist. The acquisition strengthened ReadSoft’s position in the electronic invoice processing products for the SAP business system. With 45 employees, the acquired units in Germany, Poland and the United States reported sales of approximately 4,400,000 Euros in 2005. A large part of Ebydos’ sales come directly from the cooperation with ReadSoft. Ebydos has shown good profit and the acquisition is expected to increase ReadSoft’s earnings per share already this year.

—	Also in October 2006, Bottomline Technologies, a provider of collaborative payment and invoice automation solutions to corporations, financial institutions and banks around the world, acquired Formscape, an Output Management Vendor. Earlier that year, Bottomline Technologies acquired Tranmit, a provider of web-based purchase-to-pay automation solutions.

—	In August 2006, IBM acquired FileNet, an ECM vendor.

—	Also in August 2006, Open Text acquired Hummingbird. This merger between two large, global providers of ECM software formed the largest independent provider of ECM solutions in the world.

—	In July 2006, Xerox acquired Amici LLC, a provider of litigation services line of electronic discovery and records management services.

—	In June 2006, EMC acquired Proactivity, a provider of Content & BPM.

—	Also in June 2006, Iron Mountain acquired Digiguard, thus adding data protection services to its portfolio.

—	In March 2006, DICOM GROUP acquired LCI, the German provider of advanced learning systems for business automation, image classification, forms processing, and document analysis.

—	In January 2006, Pitney Bowes acquired Emtex Ltd., a provider of document production of multi-vendor & multi-site print operations.

—	Also in January 2006, Tower Software acquired Rapid Web Solutions, a provider of web content management software.

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

        Customers

        Our end-user customers consist of governmental entities and mid and large-sized enterprises.

        During 2007, we further strengthened our position as a technology provider for semi-structured applications, including supplier invoices, purchase orders, checks and remittances, different financial applications, health claims and freight bills. Our solutions support customers by standardizing their invoice circulation, review and approval, as well as by creating a uniform approach to facing future business needs. We created and installed systems for complicated semi-structured applications which included automating the capture and process of information from hundreds of different invoices and other accounts payable, or AP, documents. Many of our customers choose to automate not only the capture part of the system but the entire process, by implementing also our eFLOW Ability, the integrated module into SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems. eFLOW Ability improves invoice processing, reduces the time it takes for an invoice to be approved for payment and eliminates double payments, lost invoices and other human mistakes along the way.

        Our new customers included, among others: automobile market leaders Honda and Suzuki International Europe GmbH which selected eFLOW Invoice Reader and eFLOW Ability to streamline their entire invoice process; Agfa Materials and Agfa Healthcare which implemented eFLOW Ability to process all incoming supplier invoices; Hormel Foods, a US-based multinational manufacturer and marketer of branded consumer meat and food products, that implemented eFLOW to streamline its entire invoice process; Network Rail, UK’s rail network, that chose eFLOW to automate and improve the efficiency of their AP process and streamline the information into its Oracle system; and Diageo, a leading premium drinks business, which chosen eFLOW Invoice Reader and eFLOW Ability to process its invoices and streamline the information into its SAP system.

        We especially strengthened our presence in Germany, and focused on flexible, standard solutions for automated mailrooms as well as invoice and purchase orders processing, often in SAP-based environment. During 2007, we won more than 20 new projects in Germany including: SITA Deutschland GmbH, one of the leading private waste management enterprises in Germany and a subsidiary of the French energy-, water-, and waste-management company Enterprise SUEZ; WAZ Media Group, one of the most significant European media groups. The HCI Group that creates closed-end funds in shipping, real estate, private equity fund of funds, and the secondary life insurance market, as well as asset creation plans; SCHOTT, a technology-driven international group that manufactures and supplies household appliance industry, pharmaceutical packaging, optics and opto-electronics, information technology, consumer electronics, lighting, automotive engineering, and solar energy; EnBW Energie Baden-Württemberg AG, the third largest energy company in Germany; Gruenenthal, a global leading research, development, and production pharmaceutical company; and The LAPP Group is an international manufacturer and market leader of branded articles in the area of cable technology.

        Through cooperation with other technology providers such as J&B Software, we were able to offer customers extended advanced intelligent document capture and recognition solutions and services. Such partnerships were proven to be successful, and in 2007 we won together three clients in the government, transportation and media industry market segments. In these projects, TIS and J&B utilize various technologies and products based on the eFLOW platform, including Freedom for efficient semi-structured document processing and Smart for robust document classification systems in addition to J&B’s core processing technologies. The implemented solutions include classifying and extracting data from government application forms, connecting to lockbox and processing account receivable documents, and processing invoices and remittance skirts with a list of invoices to balance against accounting systems and update payments.

        Smart, our automatic classification module, provides the ability to automatically sort the incoming information, classify all documents, recognize and extract the data from documents, apply the organization’s business rules, validate the data, and then seamlessly deliver this data to the organization’s back-end enterprise systems. Therefore, many large organizations, especially in the B2C market where there are large customer bases and extensive communications between consumer and supplier, have selected Smart. Among the customers that selected this solution during 2007 are: BKK Essanelle, a well-known German health insurance company, and the third to choose eFLOW automated mailroom solution in the German healthcare market, IRSN, the French Institute for Radiological Protection and Nuclear Safety, Iberderola, a Spanish-based world leading private energy group, and an Asian Pacific -based Examination Authority that uses Kodak Business Process Services with TIS technology

        One of eFLOW’s main technological strong points is the fact that one platform includes a variety of solutions and modules that can be used separately but which may also be used as an integrated, comprehensive solution. Over the past years, we have noticed that growing numbers of customers choose to enjoy the possibilities this kind of a solution brings, and to purchase an advanced complete digital business information process solution to reduce the costs of incoming information processing and distribution across the organization and to improve productivity and efficiency while decreasing the turnaround time of incoming information availability for ongoing operations.

        Warranty and Service

        We generally negotiate our warranty obligations with respect to our products on a case-by-case basis.

        We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold a worldwide product liability insurance policy that provides coverage limited to $6,000,000 in aggregate for the policy period ending on September 30, 2008. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition. While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

        We have entered into maintenance and service agreements with certain of our customers. These agreements typically provide for regular payment to us of an amount equal to 15-18% per annum of the applicable license fees for maintenance. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

        If we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations. We cannot assure you that we will be able to provide such services on adequate terms and conditions, or at all.

Governmental Regulation

        The government of Israel encourages research and development projects oriented towards products for export through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, or the Research Law. In exchange for assistance provided by the Israeli government in connection with research and development cost, we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW™ software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $69,000 as of December 31, 2007.

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

Organizational Structure

        We currently have nine operating subsidiaries. In August 1991, we established TIS America, Inc. to provide sales, marketing and technical support to our customers. TIS America is incorporated under the laws of Delaware and is a wholly owned subsidiary of TIS. In January 2000, we, together with others, established e-Mobilis. e-Mobilis was incorporated in Israel, and we initially held 80.2% of its issued shares. During 2001, we acquired the remaining 19.8% interest in e-Mobilis, and e-Mobilis’ operations were integrated into ours. e-Mobilis is currently undergoing voluntary winding- up proceedings under the Israeli law, in the District Court in Tel Aviv. The Company believes a liquidation order of e-Mobilis will be received within the coming year. In 2004, we modified our corporate structure in Europe, and established a new wholly owned subsidiary in the United Kingdom, Top Image Systems UK Limited, which owns a subsidiary in Germany, TIS Deutschland GmbH. The activity and assets of our then-existing European branches were transferred to the new entities. In August, 2004 we established Top Image Systems Japan Ltd. in order to strengthen our increased presence in Japan. On April 11, 2007 we acquired all the outstanding shares of CPL, a UK company.

On July 9, 2007 we acquired 51% of the outstanding shares of Asiasoft and also received the right to purchase the remaining 49% of Asiasoft shares.

Asiasoft is a holding company of a group of subsidiaries, ACME Solution Ltd. is a wholly owned Hong Kong registered subsidiary which, primarily provides software development and customization services. Asiasoft (S) Pte Ltd (“AS”), which was established in Singapore in 1986. AS is a system integrator in document workflow and imaging. Asiasoft Shanghai Co. Ltd was incorporated in 2000 in China, and its principal activity is outsourcing software services. Asiasoft Solution Guangzhou Ltd. a wholly owned Chinese subsidiary (“AS GZ”) was incorporated in January 2007. AS GZ is engaged in software development and integration services in Guangzhou region of China.

Property, Plant and Equipment

        We lease approximately 707 square meters in Ramat Hahayal, Tel Aviv, Israel, for which we pay a monthly rent of approximately $16,000, approximately 110 square meters of which is sub-leased by us starting January 2008 for a monthly rent of $3,000. The lease expires in 2012, and such expiration will accordingly cause the sub-lease or any extension thereof to expire as well. Our subsidiary in Germany leases approximately 241 square meters of office space in Cologne, Germany for a monthly sum of $10,000 which will expire in August 2008 and our UK subsidiaries leases approximately 170 square meters of office space in London for the amount of $12,500 per month which will expire in 2008, and 90 square meters of office space in Leeds for the amount of $10,000 per month which will expire in 2011.We also lease approximately 250 square meters of office space in Tokyo, Japan for approximately $15,000 per month pursuant to a lease expiring in 2008. Our subsidiaries in Asia had leases at: Singapore, 440 square meters for $18,000, lease will expire in 2009; Hong-Kong, 158 square meters for $4,000, lease will expire in 2008; Shanghai, 480 square meters for $5,700, lease will expire in 2010; and Guangzhou where we lease various spaces totaling 367 square meters for $3,000 expiring in different dates between 2008-2010.

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

        Our sales to end-users, resellers, value-added resellers, distributors and system integrators are made on credit terms and we do not hold collateral to secure payment. The terms of the agreements with these customers do not provide them with the right to return the purchased products or solutions. Payment with respect to such sales is generally due within a specified period following receipt of an invoice. The period varies, but is up to 150 days for end-users and up to 120 days for resellers, distributors and system integrators. We are not party to any extended payment arrangements.

        As a result of our strategy of pursuing strategic alliances with value-added resellers, distributors and system integrators, a substantial portion of our revenues is derived from such alliances. During the years ended December 31, 2005, 2006 and 2007, revenues deriving from value-added resellers, distributors and system integrators accounted for approximately 46%, 44% and 36%, respectively, of our revenues.

        Historically, we have recognized a majority of our revenues from product sales. During the years ended December 31, 2005, 2006 and 2007, product revenues accounted for approximately 59%, 60% and 50%, respectively, of revenues, while service revenues accounted for approximately 41%, 40% and 50%, respectively, of revenues. In 2007, sales of eFLOW™ accounted for 59% of our product sales and for approximately 30% of our revenue.

        Sale Cycle

        Our sales cycle for eFLOW™ ranges from 9 to 12 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations. Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales. Consequently, our product revenues may vary significantly by quarter.

        Geographical Considerations

        The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
(U.S. Dollars in thousands)

	2005		2006		2007
	$	%	$	%	$	%

Europe	9,000	54%	11,386	56%	12,987	55%
Far East (excluding Japan)	2,395	14%	2,442	12%	7,015	30%
Japan	2,895	17%	3,633	18%	1,844	8%
North and South America	1,827	11%	2,153	11%	1,258	6%
Africa	565	3%	536	3%	287	1%
Israel	138	1%	74	0%	54	0%

Total	16,820	100%	20,224	100%	23,445	100%

        As a result of the fluctuation in revenues in various geographic regions, we are subject to the risks associated with international sales, including economic and political instability, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business. While we have not encountered significant difficulties in connection with the sales of our products in international markets, the future imposition of, or significant increases in, the level of custom duties, export quotas or other trade restrictions could have an adverse effect on us.

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

        Revenue Recognition

        The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and to a lesser extent of related hardware. Revenues from services include maintenance and technical support, consulting and training

        We accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are allocated under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

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

        Revenues from hardware sales, whether included in software arrangements or when sold separately, are recognized in accordance with SAB 104 “Revenue Recognition”. Because the software is not essential to the functionality of the hardware, the hardware is not considered software-related and, therefore, is excluded from the scope of SOP 97-2, and is recognized according to SAB 104 when persuasive evidence of an arrangement exist, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. The Company records revenue from the sales of third party hardware gross of cost of sales, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

        Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

        If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on Statement of Position No.81-1 “Accounting for performance of certain construction type and certain production type contract” , on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. The percentage of completion is determined based on the ratio of actual cost to total estimated cost. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2007, no such estimated losses were identified.

        Deferred revenues represent mainly unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

        Trade Receivables and allowance for doubtful accounts.

        Trade receivables are recorded at cost, less the related allowance for doubtful trade receivables. Management considers current information and events regarding a customer’s ability to repay its obligations and determines accounts receivable to be impaired when it is probable that we will be unable to collect those amounts.

        The balance sheet allowance for doubtful debts for all the periods through December 31, 2007 is determined as a specific amount for those accounts the collection of which is uncertain. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

        Goodwill

        Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s two operating units, the Asiasoft and “the rest of the group” (all companies in the group except for AsiaSoft), as these are the components of the business for which discrete financial information is available and management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill assigned to asiasoft and “the rest of the group” during the second and the fourth quarters of the year, respectively. During 2005, 2006 and 2007, no impairment losses were identified.

        Other intangible assets

        The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2007, no impairment indicators have been identified.

        Convertible Debentures

        In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, the convertible debt holder’s conversion right provision and the linkage of the convertible notes U.S. Dollar with a floor on the NIS/ U.S. Dollar exchange rate (i.e. if the exchange rate will be lower than the rate at issuance date the liability will be the NIS amount at the issuance date) (collectively, the debt features) contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they are required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities.

        The discount on the convertible debentures is amortized to interest expenses from the commitment date to the stated maturity date using the interest method.

        Cost incurred in respect of issuance expenses of debentures is deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method.

        The Company reviews the terms of convertible debt and equity instruments issued to determine whether there are embedded derivative instruments, including embedded conversion options, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

        The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. As a result of adopting SFAS No. 159, a net unrealized gain of approximately $820,000, will be recorded as adjustment to the accumulated deficit on January 1, 2008.

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

        Income Tax

        In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company adopted the provisions of FIN 48 as of January 1, 2007. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the accumulated deficit.

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

        We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

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

        We estimate the fair value of stock options granted using the Monte-Carlo option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, suboptimal exercise multiple and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the contractual term of the option. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

        Recently Enacted Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement No. 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of Statement No. 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of Statement No. 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The company is currently evaluating the impact of adopting the provisions of Statement No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. As a result of adopting SFAS No. 159, a net unrealized gain of approximately $ 820,000 will be recorded as adjustment to the accumulated deficit on January 1, 2008.

        In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combinations” (“SFAS 141 (Revised)”). SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. No impact is expected at the adoption date, since the standard will be applied prospectively- for future Business Combinations.

        In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have material effect on the Company’s consolidated financial statements.

        Results of Operations

        Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Total revenues for the year ended December 31, 2007 amounted to $23,445,000 compared to $20,224,000 for the year ended December 31, 2006, an increase of 16%. Product sales decreased by $443,000 or  4%, from $12,144,000 in 2006 to $11,701,000 in 2007, mainly because of a longer sales cycle and the smaller size of deals the decrease was partially offset by revenues generated by recently acquired subsidiary Asiasoft. Service revenues increased by $3,664,000, or approximately 45%, from $8,080,000 in the year ended December 31, 2006 to $11,744,000 in the year ended December 31, 2007. The increase is mostly attributable to higher maintenance revenue as a result of a recently acquired subsidiary, CPL.

        Cost of Revenues. Cost of revenues increased by $5,616,000, or 73%, from $7,648,000 in the year ended December 31, 2006 to $13,264,000 in the year ended December 31, 2007. The increase is a result of an increase in revenues and expenses to third party providers mainly at Asiasoft.

        Research and Development. During 2007, we continued to focus and efforts on enhancing our software recognition and core capabilities. Research and development expenses in the year ended December 31, 2007 amounted to $2,497,000 compared to $1,792,000 for the year ended December 31, 2006 mainly due to an increase in headcount and influence of NIS/Dollar exchange rate.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in the year ended December 31, 2007 amounted to $15,048,000 compared to $10,263,000 for the year ended December 31, 2006. This increase of $4,785,000, or 47%, is mainly attributable to the expansion of our sales force and establishing roots for major sales centers in several locations worldwide in addition to expected growth in expenses as result of our Asiasoft and CPL acquisitions.

        Restructuring charges. Restructuring and severance charges expenses in the year ended December 31, 2007 amounted to $849,000 and are attributable mainly to reduction of headcount termination benefits.

        Net Financing Income (expense). Financing income for the year ended December 31, 2007 amounted to $1,957,000 , compared to financing expense of $325,000 for the year ended December 31, 2006. The move from financing expense to income was primarily due to the change in fair value of the embedded derivative of convertible debenture.

        Net income (loss). As a result of the foregoing, our net loss for the year ended December 31, 2007 was $6,348,000, compared to a net income of $801,000 in year ended December 31, 2006.

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

        Impact of Currency Fluctuation and Inflation

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound, Singapore dollars, Hong Kong dollars, Chinese Yuan, Australian dollars and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected.

        In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was -0.1% and 3.4% in 2006 and 2007, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2006 and 2007, the appreciation of the NIS against the dollar, which amounted to 8.21% and 8.97% accordingly, exceeded the inflation rate for the same periods.

        From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

        Political and Economic Conditions in Israel Affecting our Business

        Because our principal offices and research and development facilities and many of our suppliers are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led government of the Palestinian Authority. Continuing or escalating hostilities in the region may have an adverse affect on our business, including our ability to develop, manufacture and market our products.

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

        Liquidity and Capital Resources

        As of December 31, 2007, our cash, cash equivalents, bank deposits and marketable securities were $13,206,000, compared to $21,792,000 as of December 31, 2006.

        Net cash used in operating activities for the year ended December 31, 2007 was $3,671,000 as compared to $439,000 provided by operating activities in the corresponding period in 2006. This increase was attributable primarily to loss we incurred at 2007. Our trade receivables increased to $8,287,000 at December 31, 2007 from $7,642,000 at December 31, 2006. This increase reflects our increased sales in 2007 as well as additions of CPL and Asiasoft. These acquisitions, together with stronger collections and higher sales in 2007 than in previous years, reduced our days of sales outstanding. While the effect of increasing sales on our cash flows will continue if we succeed in further sales growth, we believe that the cash flows from operations and other resources will be sufficient to support such growth. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future.

Net cash provided by investing activities for the year ended December 31, 2007 was $4,515,000 as compared to $14,151,000 used in investing activities in the corresponding period in 2006. In 2007, net cash provided investing activities consisted primarily of redemption and maturity of marketable securities, which were partially offset by payment for the acquisition of CPL and Asiasoft. In 2006, net cash used in investing activities consisted primarily of investment in marketable securities and short term deposit.

        Net cash provided by financing activities was 1,117,000 and 11,707,000 in 2007 and 2006, respectively. In 2007, net cash provided from financing activities consisted of proceeds from the increase in short term bank loan. In 2006, net cash provided from financing activities consisted proceeds from the issuance of issuance of convertible debentures.

        For the year ended December 31, 2007, the aggregate amount of our capital expenditures was $434,000. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

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

At December 31, 2007, we had $2,700,000 of auction rate preferred securities. Subsequent to December 31, 2007, we sold $1,650,000 of the auction rate preferred securities we held at December 31, 2007. These securities have auction rate characteristics. The Dutch auction process resets the applicable interest rates at prescribed calendar intervals and is intended to provide liquidity to the holders of auction rate securities by matching buyers and sellers in a market context, enabling the holders to gain immediate liquidity by selling such securities at par, or rolling over their investment. If there is an imbalance between buyers and sellers, there is a risk of a failed auction. Starting February 2008, auctions relating to those types of auction rate securities we hold failed. Further, over the past few months, there had been an unprecedented number of auctions failures for other types of auction rate securities. An auction failure is not a default. As of December 31, 2007, our investments in auction rate preferred securities were carried at par value. We do not currently intend to liquidate these investments at below par value or prior to a reset date. However, systemic failure of future auction rate securities particularly for auctions of securities similar to those held by us may result in an extended period of illiquidity and may lead to a substantial impairment of our investments or the realization of significant future losses at the point of liquidation. We will assess the fair value of these securities at the end of each quarter to determine whether an impairment charge may be required. As market conditions continue to evolve we may take an impairment charge in the future, which may be a meaningful portion of the value of such securities. Based on our ability to access our cash and cash equivalents, expected operating cash flows, and our other sources of cash, we do not anticipate that the current lack of liquidity on these investments will affect our ability to continue to operate our business in the ordinary course, however we can provide no assurance as to when these investments will again become liquid or as to whether we may ultimately have to recognize an impairment charge with respect to these investments.

        Convertible debentures

        On December 27, 2006, we completed a public offering of approximately 61,900,000 NIS (approximately $14,800,000) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was comprised of 112,500 convertible debentures of 528 NIS (approximately $124) par value each. The convertible debentures are linked to the US Dollar with a floor on the NIS/ U.S. Dollar exchange rate (i.e. if the exchange rate will be lower than the rate at issuance date the liability will be the NIS amount at the issuance date) and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. After taking into account a concurrent private placement to the underwriter of 500,000 NIS aggregate principal amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were 59,870,000 NIS (approximately $14,800,000 million).

        The debentures may be converted at the election of the holder into our ordinary shares at the conversion price of 20.30 NIS (approximately $5.2) per share. We also have the right to force conversion on or after October 1, 2009 if our share fair market value (as defined in the debenture documents) reaches 25.50 NIS (approximately $6.6) in the last 30 trading days in TASE on or after October 1, 2009. This offering was made in Israel to residents of Israel only. The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended.

        In 2007, 500,000 NIS of convertible debentures were converted into 24,631 shares of NIS 0.04 par value .The total equity issued as a result of the conversion is $124,000.

        On March 12, 2008 Board of Directors has approved the payment of up to $2,500,000 to repurchase outstanding Series A convertible debentures that the Company issued in December, 2006 on the Tel Aviv Stock Exchange. These repurchases may be in open market transactions, privately negotiated transactions or a combination of the two.

        Lines of Credit

        We currently have a short-term line of credit with First International Bank of Israel. The total amount available under this line of credit is the lesser of $2,300,000 and 75% of certain eligible trade receivables. As of December 31, 2007, we have approximately $1,633,000 of outstanding credit in NIS. The revolving line of credit in NIS bears interest at a rate of Prime (as of December 31, 2007, the prime rate was 5.75%). As of December 31, 2007, we have approximately $336,000 of outstanding credit in Singapore dollars. The revolving line of credit in Singapore dollars bears interest at a rate of Prime Lending Rate (“PLR”)+1.5% (as of December 31, 2007, the PLR was 3%). As of December 31, 2007, we have approximately $22,000 of outstanding credit in GBP. The revolving line of credit in GBP bears interest at a rate of Libor+2.75% (as of December 31, 2007, the Libor was 5.835%). Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets. Our ability to issue securities is restricted. In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets. Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank.

Research and Development, Patents and Licenses, etc.

        The main focus of our research and development in 2007 was enhancing eFLOW 4.0 by releasing eFLOW 4.1, and the design and development of the new eFLOW version, eFLOW4.5, which will be released during the third quarter of 2008.

eFLOW 4.1, which was released in July 2007, includes:

—	The latest version of our recognition engines.

—	Enhancements of Smart Designer (including auto-rotation and image enhancements).

—	A new version of the PIXTRAN module, which includes better compatibility with scanner drivers.

—	A localized Chinese version, including integration of new recognition engines.

eFLOW 4.5 will include the following features:

Web Based Completion. A zero-footprint module (no ActiveX) that will allow users to index their documents from any browser-based environment.

—	Collection organizer, a new station to manipulate classification results, forms and pages. This station is especially important in mailroom scenarios.

1.	Unified Completion (Freedom + Integra), that will allow for the completion of information, no matter whether the source is structured, semi-structured or unstructured.

2.	Unified portals, to handle the input to eFLOW from various sources using a unified and manageable approach.

3.	Focus of different aspects related to recognition and manipulation of Chinese documents.

        Trends

        In general, globalization increases the need for document capture in multiple languages. The proliferation of low-cost scanners enables additional data capture as well as lowers cost, driving higher ROI for capture solutions. Information overload reduces the effectiveness of manual processes. We expect the date capture industry to continue to move toward consolidation. We are addressing these trends by solidifying our relationships with our existing partners and seeking to become the preferred data capture solution provider for many large integrated system providers.

        We expect that automated mailroom classification will become a central part of the document management market. Over 90% of all corporate data is unstructured, representing a significant opportunity to leverage capture solutions. We are addressing this trend by strengthening and further developing our unstructured technology.

        In semi structured technology, we expect the market to further develop towards becoming a commodity. We expect continued pressure on companies to speed and automate transaction processes while imaging is becoming a core requirement and improved sophistication in OCR and pattern recognition enables dramatic reductions in processing costs. We expect business process outsourcing with respect to documents solutions to increase due to its cost efficiency and improved quality while compliance with industry and regulatory requirements to further drive the need to automate capture.

        We are addressing this trend by strengthening our predefined applications, such as Invoice Reader.

        We anticipate that growth will continue in the data capture market. Industry experts estimate the worldwide end user capture software market at $1.3 billion in 2006 and expect CAGR of 16.4% from 2005 to 2010.

Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations

        The following is a summary of our significant contractual obligations as of December 31, 2007:

	Payment due by period ($)
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating Lease Obligation	2,114,000	1,009,000	782,000	323,000
Convertible debenture	16,218,149	-	8,109,074	8,109,074	-
Accrued severance pay	1,171,000	-	-	-	1,171,000

        Our contractual obligations and commitments at December 31, 2007 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, a right to use a third party software (see below) and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Notes 11 to the consolidated financial statements for the year ended December 31, 2007 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

        As for our short term loan, please see discussion under “Line of Credit” in “Liquidity and Capital Resources” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth the identity of our directors, and senior management. The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Name	Age	Title

Izhak Nakar	55	Chairman of the Board
Ido Schechter	47	Chief Executive Officer and Director
Arie Rand	48	Chief Financial Officer
Oded Leiba	37	UK General Manager
Ofir Shalev	36	Vice President of Research and Development
Asael (Asi) Karfiol	44	Director
Aliza Sharon	53	Director
Elie Housman	70	Director
William M. Landuyt	52	Director
Yehezkel Yeshurun	57	Director

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

        Oded Leiba is UK General manager, and has held that position since May 2001. From May 1999 to May 2001, Mr. Leiba was our representative in Japan and worked with its exclusive distributor, EDMS for a period of three years. Before joining TIS, Mr. Leiba was employed as a senior level programmer at VISA where he was involved in the installation of the first of our forms-processing system (AFPS) from the client side. Oded Leiba holds a Bachelor of Arts in Computer Science and Business Management from Tel Aviv University.

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

        Aliza Sharon was elected to serve as an external director of TIS at the shareholders’ meeting in December 2007. Mrs. Sharon is a Managing Partner and Owner of a Tel Aviv firm of Certified Public Accountants. The firm was established in 1993, today employs 20 professionals, and is involved in audits, consultation, management and internal audits of Israel’s largest companies and institutions. Mrs. Sharon also serves as a member of the board of directors of Israel Aircraft Industries Ltd, University of Haifa and Azorim Investments and Building Construction Ltd., and has held a license to practice as a Certified Public Accountant since 1987 and earned a Bachelor of Arts in Economics from University of Haifa, in 1979. Previously, Mrs. Sharon served as Chief Executive Officer and Financial Manager of a large building organization, and as an accountant at a large Tel Aviv firm of Certified Public Accountants.

        Asi Karfiol was elected to serve as an external director of TIS at the shareholders’ meeting in December 2007. Mr. Karfiol served in various positions in the field of Venture Capital From 2001 through 2007. Mr. Karfiol is serving as General Partner at Hyperion Israel Venture Partners. From 1995 through 2001 Mr. Karfiol held various Vice President positions at Ascend Venture Capital, an Israeli Venture Capital Fund, and at ITI, an American-Israeli Investment Company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastics Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a BSc (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

        Elie Housman has been a director of TIS since May 2000. Mr. Housman joined InkSure in February 2002 as Chairman. Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250,000,000 automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies, deltathree, Inc., ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Jazz Photo, Inc., and Bartech Systems International, Inc., which are both privately held companies in the United States.

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

        There are no familial relationships between any of the persons named above. Elie Housman was initially appointed to the Board seat by Charter pursuant to the terms of the investment by Charter in us and a voting agreement with Mr. Nakar. For further details, see the sections entitled “Major Shareholders” and ” Related Party Transactions” in this report. Mr. Housman left the employ of Charterhouse in 2001.

Compensation

        For the year ended December 31, 2007, the compensation paid, and value of benefits in kind granted, to Ido Schechter, our Chief Executive Officer, was $422,000, which was composed of a base salary and bonus of $332,000, and $90,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, on December 31, 2007, directors or members of our administrative, supervisory or management bodies during that time was $1,148,000. In addition, in 2007, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 306,600 ordinary shares under our Employee Share Option Plan 2003 with an average exercise price of $3.57 per share. The compensation paid to all persons other than our Chief Executive Officer include (i) $60,000 reimbursement of directors’ expenses, (ii) $204,000 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to our officers, and does not include other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers and (iii) $160,000 for business development services rendered by Chairman of the Board.

        On December 20, 2007, our shareholders approved the grant to several members of the board of an option to purchase ordinary shares in the total of 160,200 at an exercise price of $ 3.84 and in the total of 50,000 at an exercise price of $ 2.20 both subject to a vesting term of 2 years.

Board Practices

        Board of Directors

        All directors (other than external directors) currently hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. External directors currently hold office for three years from their appointment (in December 2007) and until their successors are duly elected and qualified at the relevant annual meeting. The external directors may be elected for additional three-year periods as more fully detailed under the title “External Directors”. At our shareholders meeting held on December 20, 2007, the shareholders approved a payment to the members of the Audit Committee, Compensation Committee and the board of directors, in the amount per director of 15,750 NIS per annum. In addition each of the above directors receives an amount of 3,000 NIS for each Board and/or Audit committee or Compensation Committee meeting attended. Mr. Izhak Nakar receives compensation for his service as a member of the board of directors, in the amount of 19,841 NIS per annum and 993 NIS for each Board and/or committee meeting attended. Mr. Yehezkel Yeshurun is entitled to compensation in the amount of 19,841 NIS per year for his service as a member of the Board of Directors and 993 NIS for each Board and/or committee meeting attended. We reimburse all of the directors for reasonable travel expenses incurred in connection with their activities on our behalf.

        In addition to the above, based on the resolution of the shareholders in a meeting held on December 18, 2003 as further clarified in the shareholders extraordinary meeting held on August 24, 2004, and as confirmed again in the General Shareholders’ Meeting held on November 15, 2005, relating to our establishment of TISJ, Mr. Nakar became entitled to receive a one time payment of $100,000 and, in addition, an annual fee of $100,000 as consideration for consulting services to be provided one week per month for our operation in Japan, which was paid to Mr. Nakar in 2005 and 2006. Further, our shareholders have resolved, in a meeting held on December 20, 2007, that in respect of Mr. Nakar’s assistance to TIS in connection with M&A Transactions, Mr. Nakar shall be entitled to a success bonus of no less than $100,000 and no more than $250,000 for each M&A Transaction, the exact amount of which to be determined by the compensation committee. The shareholders have also resolved in that meeting, to adopt the compensation committee’s recommendation approved by the audit committee and the board of directors, that Mr. Nakar shall be entitled to a success bonus of $100,000 with respect to the CPL transaction and $200,000 with respect to the Asiasoft transaction as detailed above under “Organizational Structure”. In addition, Mr. Nakar was paid a fee of $1,200, plus reimbursement of any expenses, for every business day invested by him in consideration for his active involvement with any other business throughout 2007. During 2007, we recorded an expense of $160,000 for Mr. Nakar’s services.

Independent Directors

        The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 4200(a)(15) thereof. The board of directors has determined that Aliza Sharon, William Landuyt, Elie Housman, Yehezkel Yeshurun, and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

        Israeli law requires that a public company, such as TIS, have at least two external directors. The two external directors of the Company are Aliza Sharon and Asael Karfiol. As of January 2006, the Israeli Companies Law -1999 requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the board of directors. The Companies Law also requires a company’s board of directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Company’s board has resolved that the minimal number of directors to possess financial and accounting expertise on the Company’s board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Aliza Sharon and Elie Housman both possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The board of directors has determined that Mr. Karfiol possesses professional competence as required by the above mentioned regulations.

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

        We are also required by the rules of the NASDAQ Stock Market to establish an audit committee, all of whose members are independent within the meaning of such rules, and to adopt an audit committee charter. Our two external directors, Aliza Sharon and Asael Karfiol , serve on the audit committee of the board of directors, along with Elie Housman. The board of directors has determined that Aliza Sharon is an audit committee financial expert.

        Compensation Committee

        In August 2004, the board of directors authorized the establishment of a Compensation Committee. The current members of the Committee are William M. Landuyt, Asi Karfiol and Yehezkel Yeshurun. At the time of establishing the Committee, the board of directors also adopted a Compensation Committee Charter to govern the operation of the Committee. Notwithstanding the provisions of the Compensation Committee Charter, the board of directors resolved to require the Committee to submit its recommendations to the board of directors, which shall be solely authorized to approve the recommendations of the Compensation Committee.

Employees

        We employed the following employees as of December 31, 2006 and 2007:

Company Name	No of Employees as of December 31,
	2006		2007

TIS Israel		52	41
TIS Germany		18	20
TIS Japan		19	16
TIS USA		4	2
TIS UK, including CPL	*)	15	30
Asiasoft (S) pte.		-	28
ACME Solution		-	7
Asiasoft Shanghai		-	87
Asiasoft Solution Guangzhou		-	63

Total		108	294

        *) only TIS UK

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

        Pursuant to Israeli law, we are legally required, subject to certain exceptions, to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We satisfy the majority of this obligation by contributing funds to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and a severance payment, if legally entitled, upon termination of employment. The remaining portion of this obligation is represented on our balance sheet as “Provision for severance pay.” The Israeli law has recently been amended to address some of the issues that were in the past addressed only by the collective bargaining agreements mentioned above, such as procedures for dismissing employees, minimum wages and other issues. In the event of contradiction between a provision of the law and that of a collective bargaining agreement, the principle for interpretation is that the provision which is more favorable to the employee will prevail. Under the new expansion order of the collective bargaining agreement between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations of 30.12.07, the Company may be obligated to contribute funds to a pension fund in favor of certain employees which are not already covered by allocation to a Managers’ Insurance as detailed above, or to any other Beneficiary Pension Arrangement as set forth in such expansion order. The Company is currently making arrangements to comply with the above expansion order.

Share Ownership

        Board of Directors, Senior Management and Certain Employees

        Mr. Izhak Nakar currently holds in his name 59,174 ordinary shares. These shares represent 0.7% (0.4% on a fully diluted basis) of our outstanding share capital. In addition, Mr. Nakar and members of his immediate family own Nir 4 You Technologies Ltd., an Israeli company that holds 280,000 ordinary shares amounting to 3.1% (1.9% on a fully diluted basis) of our outstanding share capital. None of the ordinary shares discussed in this section have different voting rights than those of other outstanding ordinary shares.

        Charter owns 1,701,400 ordinary shares representing 19.1% (12.4% on a fully diluted basis) of our outstanding share capital.

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

        Employee Share Option Plan (1996)

        In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996). ESOP 1996 is administered by a committee appointed by the board of directors or alternatively the Board itself. The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 1996. Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries. The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary. ESOP 1996 authorized the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options. At December 31, 2007, options to purchase 90,625 ordinary shares were outstanding under the plan at exercise price of $2.85 per share.

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

        A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of December 31, 2007, options to purchase an aggregate of 105,500 shares were outstanding. All options are exercisable and have exercise prices between $0.99 and $4.125 per share.

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

        On December 20, 2007, the shareholders approved the grant to several members of the board of an option to purchase ordinary shares in the total of 160,200 at an exercise price of $ 3.84 and in the total of 50,000 at an exercise price of $ 2.20 both subject to a vesting term of 2 years.

        As of December 31, 2007 options to purchase 182,551 ordinary shares were available for future grant.

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

        On December 20, 2007, the Company decided to accelerate the vesting of 310,950 of its unvested stock options previously awarded to employees and officers of the Company, to purchase the Company’s shares pursuant to one of the Company’s Stock Option Plans, such that, as of December 31, 2007, these outstanding options to purchase any of the Company’s Ordinary shares, were fully vested.

        As a result of the acceleration, in accordance with SFAS No. 123R, the Company recorded additional compensation expenses of $ 498,000.

        Non-Plan Options

        We have reserved 115,000 ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

        As of December 31, 2007, no non-plan options are outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        As of December 31, 2007, Charter held 1,701,400 ordinary shares, or 19.1% (12.4% on a fully diluted basis) of our outstanding share capital. At that time, Izhak Nakar held in his name 59,174 ordinary shares, or 0.7% (0.4% on a fully diluted basis) of the outstanding share capital, and Nir 4 You Technologies Ltd., a company owned by Mr. Nakar and his immediate family, held 280,000 ordinary shares, or 3.1% (2% on a fully diluted basis) of our outstanding share capital. Except as provided in the Share Purchase Agreement described below, none of these shares have special voting rights attached to them.

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

        Twenty record holders of ordinary shares have declared postal addresses in the United States. These twenty record holders hold, between them, 93.34% of our outstanding share capital. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 72.1% of our outstanding ordinary shares as of said date). There are no arrangements known to us that may at a subsequent date result in a change in control of us.

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

	2007	2006	2005

Export Revenues
Export Revenues	23,391,000	20,150,000	16,682,000
Total Revenues	23,445,000	20,224,000	16,820,000
Percentage of Total Revenues	99%	99%	99%

Breakdown of Revenues
Product Revenues	50%	60%	59%
Service Revenues	50%	40%	41%

        Legal Proceedings

        The Company has no outstanding legal proceedings.

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

Stock price history

        The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market

December 31, 2007	Hi	4.09
	Lo	1.85

December 31, 2006	Hi	4.44
	Lo	2.80

December 31, 2005	Hi	4.11
	Lo	2.13

December 31, 2004	Hi	5.00
	Lo	2.13

December 31, 2003	Hi	3.14
	Lo	0.42

        The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2007	Hi	3.42
	Lo	1.85

September 30, 2007	Hi	3.55
	Lo	3.04

June 30, 2007	Hi	4.09
	Lo	3.05

March 31, 2007	Hi	3.97
	Lo	3.60

December 31, 2006	Hi	4.44
	Lo	3.07

September 30, 2006	Hi	3.50
	Lo	2.87

June 30, 2006	Hi	4.04
	Lo	3.07

March 31, 2006	Hi	4.00
	Lo	2.80

        For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

March 31, 2008	Hi	1.93
	Lo	1.61

February 29, 2008	Hi	1.98
	Lo	1.82

January 31, 2008	Hi	2.04
	Lo	1.86

December 31, 2007	Hi	2.20
	Lo	1.85

November 30, 2007	Hi	2.90
	Lo	2.00

October 31, 2007	Hi	3.42
	Lo	2.84

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

        On December 27, 2006, we completed a public offering of approximately 61,900,000 NIS (approximately $14,700,000) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was composed of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures are linked to the US Dollar with a floor on the NIS/ U.S. Dollar exchange rate (i.e. if the exchange rate will be lower than the rate at issuance date the liability will be the NIS amount at the issuance date) and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. After taking into account a concurrent private placement to the underwriter of 500,000 NIS aggregate principal amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were NIS 59,870,000 (approximately $14,100,000).

        The debentures may be converted at the election of the holder into our ordinary shares at the conversion price of 20.30 NIS (approximately $5.7). We also have the right to force conversion on or after October 1, 2009 if our share fair market value (as defined in the debenture documents) reaches 25.50 NIS (approximately $6.6). This offering was made in Israel to residents of Israel only. The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended.

        In 2007, 500,000 NIS of convertible debentures were converted into 24,631 shares of NIS 0.04 par value. The total equity issued as a result of the conversion is $ 124,000.

        On March 12, 2008 Board of Directors has approved the payment of up to $2,500,000 to repurchase outstanding Series A convertible debentures that the Company issued in December, 2006 on the Tel Aviv Stock Exchange. These repurchases may be in open market transactions, privately negotiated transactions or a combination of the two.

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

        The initial term of an external director under the current law is three years (extendable for an additional three years term) and, with regard to companies whose securities are listed on recognized foreign exchanges, such as TIS, may be extended for additional three-year terms, subject to the approval of the Audit Committee and the Board, presented to the general meeting, that such director’s expertise and special contribution to the operation of the Board warrant that his appointment for an additional period is in the best interests of the company, as provided in Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel) – 2000. The approval of the general meeting shall require that the majority of votes include one-third of the non-controlling shareholders present at the meeting, or alternatively, that the total of opposing votes does not exceed 1% of the voting rights (and in the event that all Board members are of one gender, one of the external directors should be of the other), in accordance with the provisions of the Companies Law. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

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

        In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company. In our last shareholders meeting, on December 20, 2007, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

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

        Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on December 31, 2008.

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

Material Contracts

        Neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document excepting the agreements relating to the investment of Charter and the related arrangements with Mr. Nakar in respect of the CPL transaction and Asiasoft transaction . See the sections entitled “Major Shareholders” and “Related Party Transactions” and “Compensation” in the section entitled “Directors, Senior Management and Employees” in this report.

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

        Generally, Israeli companies are subject to “corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

        As of December 31, 2007, we had operating loss carryforwards for tax purposes in the amount of $5,532,000. The amount of our carryforward operating losses will be offset against taxable future income for an indefinite period.

        As of December 31, 2007 the foreign subsidiaries had operating loss carryforwards for tax purposes in the amount of $ 11,160,000. A portion of such losses expires over a period from 2008 through 2020, and some of them can be carried forward indefinitely.

        Singapore tax

        As a result of change of control at Asiasoft Singapore the carryforward losses are subject to the approval of the Internal Revenue Authority of Singapore (“IRAS”). Based on the facts and circumstances, the Company believes that the tax loss carryforwards of AsiaSoft Singapore can be substantiated without any restrictions over the utilization of these tax losses against future taxable profits. In February 2008, Asiasoft Singapore filed with IRAS a request for waiver which demonstrates the nature of the change in the share capital of AS Sin.

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

        Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the rate of 15% (compared to the standard rate of 25%), and the same rate will also be applicable to distributions made by a company out of dividends which it had received out of income derived by an Approved Enterprise. The rate of 15% is limited to those dividends and distributions paid out of income earned during the seven to ten-year benefits period provided that such dividends and distributions are actually received by the shareholders at any time up to 12 years after the expiration of the benefit period discussed above. Please note that the years’ limitation does not apply to the exemption period. In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation. A company such as us, which has elected to participate in the Alternative Benefits Program and pays a dividend from income derived by an Approved Enterprise during the tax exemption period under the Alternative Benefits Program, would be liable for company tax in respect of the gross amount distributed (i.e., the amount of the dividend grossed-up to include corporate and income tax payable or withheld with respect to the dividend) at the rate that would have been applicable had the Alternative Benefits Program not been elected (10%-25%). The tax rate on dividends distributed by the Company to foreign residents may be reduced according to the tax rate of the tax treaty between Israel and the country in which such individuals reside.

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

        However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provision of the new law

        Law for the Encouragement of Industry (Taxes), 1969

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

        In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

        Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli publicly traded companies. As described above in “General Corporate Tax Structure,” recent changes in the law reduced the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

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

        The Company believes that it was not a PFIC in 2007. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that the Company will not become a PFIC. If the company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares in the event that the Company qualifies as a PFIC.

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

        Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices .We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts and do not use derivative financial instruments for speculative trading purposes.

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.

        In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, UK Pound, Singapore dollars, Hong Kong dollars, Chinese Yuan, Australian dollars and Japanese Yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

PART II

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

    (a)        Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

    (b)        Report of Management on Internal Control Over Financial Reporting.

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007 based on those criteria.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    (c)        Not applicable.

    (d)        There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that -Aliza Sharon, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. See her biography in Item 6.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

        During 2003, the Board of Directors appointed Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”) to audit our financial statements for the fiscal year ended December 31, 2003 succeeding Somekh Chaikin (a member firm of KPMG International) (“KPMG”). Our subsidiary, Asiasofts being audited by KPMG Singapore.

        The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2007 and 2006 were $120,000 and $136,000, respectively.

Tax Fees

        For the fiscal years ended December 31, 2007 and 2006 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $30,000 and $24,000, respectively.

Non-Audit services

        For the fiscal years ended December 31, 2007 and 2006 the aggregate fees billed by EY for other non-audit professional services, other than those services listed above, were $35,000 and $12,000, respectively. Such services were comprised of accounting and other consultation.

        Before EY is engaged by our subsidiaries or us to render any auditing or permitted non-audit related service, the engagement must be:

—	approved by our audit committee; or

—	entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

        In certain instances, we are not required to obtain pre-approval.

        The audit committee has considered the nature and amount of the fees billed by KPMG and EY, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining KPMG’s and Ernst & Young’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-36.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and restated Articles of Association of the Company dated October 27, 2003 (incorporated by reference to exhibit 1.1 to the Company's annual report on Form 20-F for the year ended December 31, 2003).

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form F-1 (registration number 333-05718).

2.1	Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company's current report on Form 6-K filed June 10, 2004).

Number	Description

4.1	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company registration statement on Form S-8 filed on December 19, 2002).

4.2	Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company's Registration Statement on Form S-8 (registration number 333-11560))

4.3	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company's Registration Statement on Form F-1 (registration number 333-05718)).

4.4	English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company's annual report on Form 20-F (registration number 001-14552)).

4.5	Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company's annual report on Form 20-F (registration number 001-14552)).

4.6	English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.7	Value-Added Reseller Agreement for ODT Document Technologies' Products between the Company and Oce Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.8	Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company's current report on Form 6-K filed June 10, 2004).

4.9	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company's annual report on Form 20-F for the year ended December 31, 2003).

4.10	Business Transfer Agreement between the Company and Toyo Ink Mfg. Co., Ltd., dated as of August, 2004 (incorporated by reference to exhibit 4.28 to the Company's annual report on Form 20-F for the year ended December 31, 2004).

4.11	Terms and Conditions of Convertible Debentures Issued December 27, 2006 (incorporated by reference to exhibit 4.11 to the Company's annual report on Form 20-F for the year ended December 31, 2006).

4.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).

4.13	Sale and Purchase of Capture Projects Limited, between Top Image Systems UK Ltd , Top Image Systems Ltd ,Roger Stoker and Edward Stoker , dated as of April, 2007

4.14	Stock and Purchase of Asiasoft Global Pte. Ltd., between Asiasoft Global Pte. Ltd., Toh Kian Hong and PC Holding Pte, Ltd., dated as of July, 2007.

Number	Description

4.15	Sale and Purchase of Asiasoft Solutions (GZ) Limited, between Tai Kin Chung and Asiasoft Global Pte.Ltd, dated as of July, 2007.

4.16	Sale and Purchase of ordinary shares in the capital of Asiasoft Solutions (HK) Limited, between Tai Chung and Asiasoft Pte. Ltd., dated as of July, 2007.

4.17	Sale and Purchase of Shanghai Asiasoft Ltd., between Shanghai Aixun Software Co.,Ltd. and Asiasoft System (China) Limited, dated as of July, 2007.

8	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer- member of Ernst & Young Global.

15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company's annual report on Form 20-F for the year ended December 31, 2003).

15.3	Report of KPMG with respect to the Consolidated Balance Sheet of Asiasoft Global Pte. Ltd. as of December 31, 2007, and Consent of KPMG

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

Date: April 8, 2008

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of 51% owned subsidiary, Asiasoft Global Pte. Ltd., which statements reflect total assets of 11% as of December 31, 2007, and total revenues of 22% for the period from July 1, 2007 through December 31, 2007 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2n to the consolidated financial statements, in 2006, the Company adopted Statement Financial Accounting Standard Board No. 123(R), “Share Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 3, 2008	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Asiasoft Global Pte. Ltd.

We have audited the accompanying consolidated balance sheet of Asiasoft Global Pte. Ltd. (“the Company”) and its subsidiaries as of December 31, 2007, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007, and the consolidated results of their operations and the changes in Shareholder’s equity and cash flows for the six months then ended, in conformity with U.S. generally accepted accounting principles.

KPMG

April 1, 2008
Singapore

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,195	$8,156
Short term deposits	3,000	-
Marketable securities (Note 3)	12,597	5,050
Trade receivables (net of allowance for doubtful accounts of $ 436 and $790
at December 31, 2006 and 2007, respectively)	7,642	8,287
Other accounts receivable and prepaid expenses (Note 4)	1,120	1,758

Total current assets	30,554	23,251

LONG-TERM ASSETS:
Severance pay fund	717	861
Long-term deposits and long-term asset	136	600
Property and equipment, net (Note 5)	588	786
Investment in affiliates	-	596
Intangible assets and deferred finance costs, net (Note 6)	1,835	2,475
Goodwill (Note 7)	465	7,665

Total long-term assets	3,741	12,983

Total assets	$34,295	$36,234

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 8)	$339	$1,991
Trade payables	397	2,089
Deferred revenues	704	3,607
Accrued expenses and other accounts payable (Note 9)	2,262	5,539

Total current liabilities	3,702	13,226

LONG-TERM LIABILITIES

Convertible debentures (Note 10)	9,087	9,928
Embedded derivative of convertible debentures (Note 10)	5,110	1,671
Accrued severance pay	1,016	1,171

Total long-term liabilities	15,213	12,770

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 11)

SHAREHOLDERS' EQUITY (Note 13):
Share capital:
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2006 and 2007; Issued and outstanding: 8,845,241 and 8,909,138 shares at December 31, 2006 and 2007,
respectively	98	98
Additional paid-in capital	29,921	31,025
Accumulated other comprehensive income	-	102
Accumulated deficit	(14,639)	(20,987)

Total shareholders' equity	15,380	10,238

Total liabilities and shareholders' equity	$34,295	$36,234

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2005	2006	2007

Revenues (Note 14):
Products	9,888	12,144	11,701
Services	6,932	8,080	11,744

Total revenues	16,820	20,224	23,445

Cost of revenues:
Products	2,225	2,391	5,151
Services	4,538	5,257	8,113

Total cost of revenues	6,763	7,648	13,264

Gross profit	10,057	12,576	10,181

Operating costs and expenses:
Research and development, net	1,312	1,792	2,497
Selling and marketing	4,988	6,259	9,293
General and administrative	3,878	4,004	5,755
Restructuring charges (Note 17)	-	-	849
Liquidated damages related to September 2004 investment	164	-	-

Total operating costs and expenses	10,342	12,055	18,394

Operating income (loss)	(285)	521	(8,213)
Financial income (expenses), net (Note 16)	(146)	325	1,957
Other income, net	-	-	101

Income (loss) before taxes on income	(431)	846	(6,155)

Taxes on income	30	45	228

Income (loss) after taxes on income	(461)	801	(6,383)

Equity in profits of affiliated companies	-	-	35

Net income (loss)	$(461)	$801	$(6,348)

Basic and diluted net earnings (loss) per share (Note 15)	$(0.05)	$0.09	$(0.71)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive income (loss)	Total
	Shares	Amount

Balance at January 1, 2005	8,753,991	$97	29,579	(2)	(14,979)		14,695
Net unrealized gains on
available-for-sale securities	-	-	-	2	-	$2	2
Net loss	-	-	-	-	(461)	(461)	(461)

Comprehensive loss						$(459)

Issuance expenses	-	-	(77)	-	-		(77)

Exercise of stock options	23,375	*) -	15	-	-		15
Employee stock-based
compensation related to
acceleration of vesting		-	44	-	-		44

Balance at December 31, 2005	8,777,366	97	29,561	-	(15,440)		14,218

Net income	-	-	-	-	801	$801	801

Comprehensive income	-					$801

Exercise of stock options	67,875	1	117	-	-		118

Employee stock based compensation	-	-	243	-	-		243

Balance at December 31, 2006	8,845,241	98	29,921	-	(14,639)		15,380

Net unrealized gain on foreign
currency translation adjustment	-	-	-	102	-	$102	102

Net loss	-	-	-	-	(6,348)	(6,348)	(6,348)

Comprehensive loss						$(6,246)

Exercise of stock options	39,266	*) -	97	-	-		97

Conversion of convertible
debentures into shares	24,631	*) -	124	-	-		124

Employee stock-based
compensation	-	-	883	-	-		883

Balance at December 31, 2007	8,909,138	$98	$31,025	$102	$(20,987)		$10,238

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income (loss)	$(461)	$801	$(6,348)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Non-cash stock-based compensation expenses	44	243	883
Interest on short-term bank loans	3	-	-
Depreciation and amortization	524	541	1,059
Amortization of deferred issuance costs	-	1	158
Accrued severance pay, net	10	103	11
Equity in profit of affiliated companies	-	-	(35)
Gain from marketable securities, net	(3)	(8)	(10)
Interest and accretion of discount on convertible debentures	-	8	966
Decrease (increase) in trade receivables, net	(1,261)	(840)	503
Decrease in fair value of embedded derivative of
convertible debenture	-	-	(3,439)
Increase (decrease) in other accounts receivable and
prepaid expenses	(56)	(498)	562
Increase (decrease) in trade payables	495	(515)	(57)
Increase in deferred revenues	140	264	2,903
Increase (decrease) in accrued expenses and other accounts payable	144	339	(827)

Net cash provided by (used in) operating activities	(421)	439	(3,671)

Cash flows from investing activities:
Acquisition of business activity (a)	-	-	(5,286)
Payment of accrued expenses on account of acquisition	(73)	(114)	(322)
Purchase of property and equipment	(164)	(252)	(434)
Proceeds from sale of marketable securities	279	-	7,557
Decrease (increase) in short term deposits	-	(3,000)	3,000
Purchase of marketable securities	(1,800)	(10,784)	-
Decrease (increase) in long-term deposits	12	(1)	-

Net cash provided by (used in) investing activities	(1,746)	(14,151)	4,515

Cash flows from financing activities:
Proceeds from exercise of stock options	15	118	97
Increase (decrease) in short-term bank loans, net	469	(1,840)	1,276
Proceeds from issuance of convertible debentures, net	-	13,510	-
Payment of accrued issuance expenses	(253)	(81)	(256)

Net cash provided by financing activities	231	11,707	1,117

Increase (decrease) in cash and cash equivalents	(1,936)	(2,005)	1,961
Cash and cash equivalents at the beginning of the year	10,136	8,200	6,195

Cash and cash equivalents at the end of the year	$8,200	$6,195	$8,156

The accompanying notes and appendix are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$-	$40	$83

Interest	$97	$121	$122

Non-cash activities:

Accrued issuance expenses of convertible debenture	$-	$357	$-

(a) Acquisition of business activity (note 1d):

Net fair value of assets acquired and liabilities
assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)			$(1,467)
Property and equipment			56
Identifiable intangible assets			1,180
Goodwill			4,836

			4,605
Accrued expenses on account of acquisition			(510)

			$4,095

Acquisition of business activity (note 1e):

Net fair value of assets acquired and liabilities
assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)			$(828)
Property and equipment			107
Investment in affiliated company			550
Identifiable intangible assets			105
Goodwill			2,312

			2,246
Purchase of option to purchase the minority interest in subsidiary			457
Accrued expenses on account of acquisition and acquisition costs payable			(1,512)

			$1,191

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

As for information regarding the principal customers of the Company, see Note 13b.

b.	The Company’s marketing and sales activities are conducted through its subsidiaries in the U.S., U.K, Germany, Japan and Asia.

c.	In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. (“Toyo”) which was, until then, the Company’s distributor in Japan, to acquire through its newly established Japanese subsidiary (“TISJ”), certain assets comprising the Toyo’s business of distributing the Company’s products in Japan. The consideration for the acquisition amounted to $ 1,965 (including $ 465 in transaction costs). The Company acquired TISJ in order to extend its business presence in the Japan.

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750	5
Customer relations	750	5
Goodwill	465

	$1,965

See Note 6 for expected amortization expenses.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	-	GENERAL (Cont.)

d.	On April 11, 2007 the Company acquired all the outstanding shares of Capture Projects Ltd. (“CPL”), a provider of document management solutions in the UK, for a consideration of $ 4,605, and potential performance – based consideration. The company acquired CPL in order to extend its business in the UK. The purchase price also included approximately $ 1,240 of acquisition related direct costs.

The total purchase price was comprised as follows:

Cash paid to sellers	$3,365
Acquisition related costs	1,240

Total purchase price	4,605

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of CPL’s operations have been included in the consolidated financial statements commencing April 1, 2007. The effect on statement of operation of the Company for the period ended December 31, 2007 had the acquisition of CPL been effected on April 11, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to CPL's assets as of April 1, 2007, as follows:

Cash, cash equivalents and receivables	$665
Liabilities assumed	(2,132)
Property and equipment, net	56
Customer relations	999
Brand name and domain name	181
Goodwill	4,836

Total purchase price	$4,605

See Note 6 for expected amortization expenses.

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relations	$999	5
Brand name and Domain name	181	5

	$1,180

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Goodwill of $ 4,836 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually.

e.	On July 9, 2007 the Company acquired 51% of the outstanding shares of Asiasoft Global Pte. Ltd. (“ASG”) for a total consideration of approximately $ 1,788, out of which, $ 352 to be paid on or before December 31, 2007 and $ 245 upon the conclusion of a 12 months period commencing on July 9, 2007. The Company also received the right to purchase the remaining 49% of ASG shares for a consideration of $ 1,490. The option to purchase the minority interest in ASG is for 18 months period commencing on July 9, 2007. ASG is a holding company of a group of subsidiaries and affiliated companies in Singapore, Hong Kong, China and Malaysia, which all are information technology solutions providers by way of distribution and integration services, which focus on areas such as shared services solutions, information management solutions, access infrastructure, security solutions, business intelligence and enterprise resource planning. The Company acquired ASG in order to extend its business in Asia, mainly using ASG’s subsidiaries in China to penetrate TIS’ product into the Chinese market. The purchase price also included approximately $ 915 of acquisition related costs.

The total purchase price was comprised as follows:

Cash paid to sellers	$1,788
Acquisition related costs	915
Purchase of option to purchase the minority interest in
subsidiary	(457)

Net purchase consideration	2,246

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of ASG’s operations have been included in the consolidated financial statements commencing July 1, 2007. The effect on statement of operations and cash flow of the Company for the period ended December 31, 2007 had the acquisition of ASG been effected on July 9, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to ASG’s assets as of June 30, 2007, as follows:

Cash, cash equivalents and receivables	$1,612
Liabilities assumed	(2,440)
Property and equipment, net	107
Investment in affiliated company	550
Customer relations	105
Goodwill	2,312

Total purchase price	$2,246

See Note 6 for expected amortization expenses.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relations	$105	4

	$105

Goodwill of $ 2,312 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually.

The following table presents unaudited pro forma results of operations giving effect to the acquisition of ASG and CPL as if the acquisitions had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net income for each period presented includes amortization of intangible assets related to the acquisition of $ 72 and $ 262 for 2006 and for 2007, respectively. The unaudited pro forma information is as follows:

	Year Ended December 31,
	2006	2007
	Unaudited

Revenues	$28,003	$25,286

Net loss	$(1,911)	$(7,019)

Basic and diluted loss per share	$(0.22)	$(0.79)

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation”(“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Short-term deposits:

Short-term deposits include deposits with original maturities of more than three months and less than one year which presented at cost, including accrued interest. The deposits are in U.S. dollars and bear interest at an annual rate of 5.32% for the year ended December 31, 2007.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

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

Unrealized gains and losses are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders’ equity.

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the impairment of value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant impairment of value of the securities suspected to be other than temporary, (ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery. If the Company determines that a decline in market value is other than temporary, then a charge to earnings is recorded in financial income (expenses), net in the accompanying consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment is established.

Auction rate securities and commercial papers are reported at fair value, which approximates cost due to the interest rate reset feature of these securities. As such, no unrealized gains or losses related to these securities were recognized during the years ended December 31, 2007, 2006 and 2005.

During January 2008 the Company sold at par value $ 1,650 of its auction rates securities, which amounted as of December 31, 2007 to $ 2,700. Starting February 2008, auctions relating to those types of auction note securities, not sold by the Company, failed. The Company does not currently intend to liquidate these investments at below par value or prior to a reset date. However, the Company will assess the fair value of these securities at the end of each quarter to determine whether an impairment charge is required.

g.	Long-term assets:

Consist mainly long-term prepaid expenses for motor vehicle and rent leasing.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 17 (Mainly 17 years)
Leasehold improvements	Over the shorter of the lease term
or useful economic life

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”(“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2007, no impairment losses have been identified.

j.	Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The reporting units of the Company for purposes of the impairment test are the Company’s two operating units, the ASG and “the rest of the group” (all companies in the group except for ASG), as these are the components of the business for which discrete financial information is available and management regularly reviews the operating results of those components. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill assigned to ASG and “the rest of the group” during the second and the fourth quarters of the year, respectively. During 2005, 2006 and 2007, no impairment losses were identified.

k.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations, brand name and domain name and deferred finance costs. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Acquired technology, brand name and domain name are amortized on a straight line basis over a period of 4 to 5 years. Customer relations are amortized using accelerated amortization method over a period of 4 to 5 years. Finance costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method.

l.	Convertible debentures:

The Company reviews the terms of convertible debt and equity instruments issued to determine whether there are embedded derivative instruments, including embedded conversion options that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, the convertible debt holder’s conversion right provision and the linkage of the convertible notes U.S. Dollar with a floor on the NIS/ U.S. Dollar exchange rate (see also note 10), collectively, the debt features, contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they are required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instrument is marked to market in each reporting period and is included in long term liabilities on the balance sheet. During 2007, the Company recorded financial income in amount of $ 3,439 related to these debt features.

The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to convertible debentures (see also Note 2.aa). As a result, a net unrealized gain of approximately $ 820 will be recorded as adjustment to the accumulated deficit on January 1, 2008.

The discount on the convertible debentures is amortized to interest expenses from the commitment date to the stated maturity date using the effective interest method.

Cost incurred in respect of issuance expenses of debentures is deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method.

m.	Equity method investments in affiliates:

The Company holds, through ASG, investments in affiliated companies as follows:

Asiasoft (M) Sdn Bhd, in which ASG holds 30% equity interest, is a Malaysian registered company which provides information system products and related services.

Asiasoft Hong Kong Ltd (“AS HK”), in which ASG holds 23.37% equity interest, is a Hong Kong registered company which deals in computer software, peripherals and provides software services.

The investments in affiliated companies are accounted using the equity method.

The Company’s investments in the affiliated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”(“APB No. 18”) and EITF 03-1,“The meaning of other-than-temporary impairment and its application to certain investments” (EITF 03-1”). As of December 31, 2007, based on management’s most recent analysis, no impairment losses have been identified.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and hardware products. Revenues from services include maintenance and technical support, consulting and training

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”. SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are allocated under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

Revenues from hardware sales, whether included in software arrangements or when sold separately, are recognized in accordance with SAB 104 “Revenue Recognition”. Because the software is not essential to the functionality of the hardware, the hardware is not considered software-related and, therefore, is excluded from the scope of SOP 97-2, and is recognized according to SAB 104 when persuasive evidence of an arrangement exist, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. The Company records revenue from the sales of third party hardware gross of cost of sales, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on Statement of Position No.81-1 (“SOP 81-1”), on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms. The percentage of completion is determined based actual labor hours to total estimated labor hours. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2007, no such estimated losses were identified.

Deferred revenues represent unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

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

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the products are ready for general release were insignificant. Therefore, all research and development costs have been expensed.

p.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received during the years 2002 through 2007.

During the six months ended December 31, 2007 the Company recognized $ 189 in grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of ASG software development projects. The grants are disbursed in connection with development activities carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. Grants are only recognized once there is reasonable assurance that the Company will comply with conditions attached to the grant and the grant will be received. Such grants are recorded as a reduction of research and development costs since when received it is not probable that the grants will be repaid.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for stock-based compensation:

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

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all share-based payments granted subsequent to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

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

The Company estimates the fair value of stock options granted using the Monte-Carlo option-pricing model. The Monte-Carlo Simulation for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected life of employee stock options is a derived output of this assumption from the Monte-Carlo Simulation.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Expected volatility is based upon actual historical stock price movements over the most recent periods. Expected volatility is calculated as of the grant dates for different periods, since the Monte-Carlo Simulation is used for different expected volatilities for different periods.

The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term and calculated for different periods that are in line with the expected volatility periods.

The fair value of the Company’s stock options granted to employees and directors was estimated at using the following assumptions:

	Year ended December 31,
	2006	2007

Dividend yield	0%	0%
Expected volatility	33% - 85%	43% - 68%
Risk-free interest rate	4.75%	3% - 3.75%
Contractual term of up to	10 years	10 years
Forfeiture rate - employees	20%	20%
Forfeiture rate- management	10%	10%
Suboptimal exercise multiple- employees	1.85	1.85
Suboptimal exercise multiple- management	2.17	2.17

The pro-forma table below reflects the Company's net stock based compensation expense, net loss and basic and diluted loss per share for the year ended December 31 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

Year ended December 31, 2005

Net loss - as reported	$461
Deduct: stock-based compensation expense recognized under APB 25	(44)
Add: stock-based compensation expense determined under fair value method for
all awards	815

Pro forma net loss:	$1,232

Net loss per share:

Basic and diluted net loss per share, as reported	$0.05

Pro forma basic and diluted net loss per share	$0.14

For purpose of pro-forma disclosures, stock-based compensation was estimated using a Black-Scholes option pricing model and amortized over the vesting period using the accelerated attribution method.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior year ended December 31, 2005 under SFAS 123 and the stock based compensation expense recognized during the year ended December 31, 2006 and 2007 under SFAS 123(R) are not directly comparable.

During the years ended December 31, 2006 and 2007, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 243 and $ 883 respectively, as follows:

	Year ended December 31,
	2006	2007

Cost of revenues	$30	$218
Research and development, net	30	168
Selling and marketing	44	297
General and administrative	139	200

Total Stock-based compensation expense	$243	$883

r.	Basic and diluted net earnings (loss) per share:

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

Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2005, 2006 and 2007. The weighted average number of shares related to the outstanding options, warrants and convertible debentures excluded from the calculations of diluted net earnings (loss) per share was, 1,819,003, 1,408,999 and 3,066,502 for the years ended December 31, 2005, 2006 and 2007, respectively.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income taxes:

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

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes-An interpretation of FASB Statement No. 109.

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the accumulated deficit.

Interest associated with uncertain income tax positions and penalties are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

t.	Concentrations of credit risk:

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

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan, Far East and Israel. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. For the years ended December 31, 2005, 2006 and 2007, the Company recorded expenses for doubtful accounts in the amounts of $ 408, $ 436 and $ 872, respectively.

u.	Derivative instruments:

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

All of the Company’s derivative instruments were not designated as hedging instruments as such the gain or loss is recognized in financial income (expense) in current earnings during the period of change.

v.	Severance pay:

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

Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $ 294, $ 266 and $ 297, respectively.

w.	Fair value of financial instruments:

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

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, except for the embedded derivative instrument (see Note 2.l), based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

x.	Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to foreign currency translation adjustments and unrealized gains and losses on available for sale securities.

y.	Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 were $ 91, $ 189 and $ 580, respectively.

z.	Reclassification:

Certain 2006 and 2005 figures have been reclassified to conform to the 2007 presentation. The reclassification had no effect on previously reported net income, shareholders’ equity or cash flows.

aa.	Impact of recently issued Accounting Standards:

1)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement No. 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of Statement No. 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of Statement No. 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. In February 2007, the FASB issued FASB STAFF POSITION FAS 157-2 (FSP FAS 157-2), which provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The company is currently evaluating the impact of adopting the provisions of Statement No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company adopted SFAS No. 159 as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. As a result of adopting SFAS No. 159, a net unrealized gain of approximately $ 820 will be recorded as adjustment to the accumulated deficit on January 1, 2008.

3)	In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combinations” (“SFAS 141 (Revised)”). SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. No impact is expected at the adoption date, since the standard will be applied prospectively- for future business combinations.

4)	In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have material effect on the Company’s consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	MARKETABLE SECURITIES

As of December 31, 2007 the Company invests in marketable securities, with contractual maturities of approximately 25 years, which are classified as available-for-sale. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. The securities were recorded as of December 31, 2007 at amortized cost that equals to their market value.

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007

Government authorities	$306	$413
Employees	98	107
Prepaid expenses	385	463
Rent deposits	131	170
Deferred charges	-	519
Others	200	86

	$1,120	$1,758

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	PROPERTY AND EQUIPMENT

	December 31,
	2006	2007

Cost:
Computers and peripheral equipment	$1,895	$2,818
Furniture and office equipment	488	593
Leasehold improvements	147	164

	2,530	3,575

Accumulated depreciation:
Computers and peripheral equipment	1,554	2,237
Furniture and office equipment	291	404
Leasehold improvement	97	148

	1,942	2,789

Depreciated cost	$588	$786

Depreciation expense amounted to $ 205 and $ 241 and $ 402 for the years ended December 31, 2005, 2006 and 2007, respectively.

As to charges, see Note 10c(1).

NOTE 6:	–	INTANGIBLE ASSETS AND DEFERRED FINANCE COSTS, NET

Other intangible assets arose from the acquisition of the business from Toyo in August 2004, CPL in April 2007 and ASG in July 2007 (see Notes 1c, 1d, 1e), and of convertible debentures deferred finance costs.

a.	Identifiable intangible assets:

	December 31,
	2006	2007

Original amount:
Customer relations	$750	$1,854
Brand name and Domain name	-	181
Acquired technology	750	750

	1,500	2,785

Accumulated amortization:
Customer relations	350	660
Brand name and Domain name	-	27
Acquired technology	350	500

	700	1,187

Amortized cost	800	1,598
Deferred issuance costs, net	1,035	877

	$1,835	$2,475

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	OTHER INTANGIBLE ASSETS AND DEFERRED FINANCE COSTS, NET (Cont.)

b.	Amortization expenses amounted to $ 319, $ 300 and $ 657 for the years ended December 31, 2005, 2006 and 2007, respectively.

Issuance costs allocated to the convertible debenture, in the amount of $ 1,036, were recorded as deferred finance costs and were amortized to interest expenses from the commitment date to the stated redemption date using the effective interest method (see Note 10).

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2008	$563
2009	$463
2010	$263
2011	$250
2012	$59

NOTE 7:	–	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2007 is as follows:

Balance as of January 1, 2007	$465
Goodwill acquired during the year 2007 (see Notes 1.d and 1.e)	7,148
Tax benefit related to operating loss carryforwards at the acquisition date	(114)
Foreign currency translation adjustments	166

Balance as of December 31, 2007	$7,665

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	SHORT-TERM BANK LOANS

a.	Composition:

	Interest rate		December 31,
	2006	2007	2006	2007
	%

Short-term bank loans:
In NIS (1)	-	Prime	$-	$1,633

Short-term bank credit:
In U.S. dollars (2)	Libor + 2%	-	339	-
In Singapore dollars (3)	-	PLR +1.5%	-	336
In GBP (4)	-	Libor+2.75%	-	22

			339	358

			$339	$1,991

(1)	As of December 31, 2007, the prime rate is 5.75%.

(2)	As of December 31, 2006, the Libor rate is 5.36%.

(3)	As of December 31, 2007, the PLR (Prime Lending Rate) rate is 3%.

(4)	As of December 31, 2007, the Libor rate is 5.835%.

The Company has a revolving line of credit with banks for total borrowings of up to $ 2,300, based on 75% of its trade receivables. The line of credit is secured by a charge (see Note 11c(2)).

b.	Interest expenses amounted to $ 100, $ 121 and $ 122 for the years ended 2005, 2006 and 2007, respectively.

NOTE 9:	–	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2006	2007

Employees and payroll accruals	$176	$800
Government authorities	778	739
Provision for accrued vacation pay	331	352
Acquisition costs payable	-	588
Accrued expenses	977	2,602
Other	-	458

	$2,262	$5,539

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $ 14,780 convertible debentures in a discount of 4% by way of public offering in the Tel Aviv Stock Exchange. The Convertible debenture terms include an offering of 112,500 units of 528 New Israeli Shekel par value each, linked to U.S. Dollar with a floor on the NIS/ U.S. Dollar exchange rate (i.e. if the exchange rate will be lower than the rate at issuance date the liability will be the NIS amount at the issuance date) and carry an annual interest rate of 6 months Libor minus 0.3%. The debentures’ principal is repaid in 4 annual installments commencing on December 31, 2009 and the interest is payable semi-annually commencing on June 30, 2007.

The debentures may be converted into Ordinary shares of the Company in a ratio of 20.3 NIS par values for each Ordinary share (subject to adjustments). The Company has the right to force the conversion on the debentures holders, when and if its share fair market value shall reach 25.5 New Israeli Shekels (“NIS”) in the last 30 trading in TASE on or after October 1, 2009.

In 2007, 500 NIS par value convertible debentures were converted into 24,631 shares of NIS 0.04 par value. The total equity issued as a result of the conversion is $ 124.

See also note 2.l for the Company's accounting policy.

NOTE 11:	–	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Legal proceedings:

Lawsuits have been filed against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management, based on the advice of its legal counsels cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

b.	Commitments:

1.	With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! Software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to $ 69 as of December 31, 2007.

2.	The Company has entered into operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits. Each lease is for a period of three years with monthly payments linked to the Israeli CPI. As of December 31, 2007, commitments are as follows:

2008	$246
2009	141
2010	12

Total	$399

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

3.	The Company’s facilities, its subsidiaries’ facilities are leased under operating lease agreements, which expire on various dates, the latest of which is in 2012.

Future minimum lease commitments under non-cancelable operating leases are as follows:

2008	$763
2009	347
2010	282
2011	167
2012	156

Total	$1,715

4.	In 2004, the Company renewed an engagement under which it has the right to use third-party software during fiscal years 2005, 2006 and 2007. Pursuant to the agreement, the Company agreed to pay an annual license fee equal to the greater of $ 300 and 2.75% of related sales. The amount is due in four quarterly payments for each year. During the years 2005, 2006 and 2007, the Company paid annual fees of $ 300, which were recorded as part of cost of revenues.

c.	Charges:

1.	To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on machinery, equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.	To secure revolving credit facilities from a bank, the Company recorded a floating charge on its plant, assets and rights in favor of this bank.

d.	Guarantees:

1.	Part of the company secured its lease agreement by bank guarantee in the amount of $ 56.

2.	The Company has obtained other guarantees in amount of $ 920 from bank in Israel in favor of its subsidiaries overdraft.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME

a.	Israeli income taxes:

1.	The Law for the Encouragement of Capital Investments, 1959 (the “Law”):

According to the Law, the companies are entitled to various tax benefits by virtue of the “Approved Enterprise” status granted to part of their enterprises, as defined by this Law.

The Company has been granted “Approved Enterprise” status under the above Law. The Company has a program with three expansions, according to the “Alternative Benefits Track”. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. Consequently, the Company is entitled to a two-year tax exemption and five to eight years of tax at a reduced rate of 10%-25%, based on the percentage of foreign investment in the Company. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

The period of tax benefits, for each program as detailed above, is subject to limit of 12 years from the completion of the investment or commencement of production, or 14 years from receipt of the approval, whichever is earlier. Please note that the years’limitation does not apply to the exemption period.

The Company received approvals for the first program and three of its expansions during the years 1990, 1991, 1999 and 2000, of which the first two programs have already expired. The period of benefits for the second and third expansion has not yet commenced.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including linkage to the CPI and interest. As of December 31, 2007, management believes that the Company is meeting all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track, currently between 10%-25% for an “Approved Enterprise”. As of December 31, 2007, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provisions of the Amendment.

The dividend distributed by an “Approved Enterprise” and “Privileged Enterprise” will be subject to withholding tax of 15%.

2.	Measurement of taxable income:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in U.S. dollars.

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

Generally, Israeli companies are subject to “corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. . Notwithstanding the foregoing, the effective tax rate payable by a company (such as us), which derives income from an “Approved Enterprise”may be considerably less. See the section entitled “Law for the Encouragement of Capital Investments, 1959” in this report

5.	The Company has received final tax assessments through the year 2002.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME (Cont.)

b.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes, the effect of the “Approved Enterprise” and undeductible expenses related to option expenses.

The tax expenses in 2005, 2006 and 2007 in the amount of $ 30, $ 45 and $ 228, respectively in the financial statements are a result of taxes paid on income of certain subsidiary, due to the transfer pricing arrangement between the companies.

c.	Carryforward losses:

As of December 31, 2007, the Company had operating losses carryforward for tax purposes in the amount of $ 5,532. The amount of the Company’s carryforward operating losses will be offset against taxable future income for an indefinite period.

As of December 31, 2007, the subsidiaries had operating losses carryforward for tax purposes in the amount of $ 11,160. A portion of such losses expires over a period from 2008 through 2020, and some of them can be carried forward indefinite.

d.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company’s foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. It is not practicable to determine the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries.

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2005	2006	2007

Domestic	$(1,253)	$526	$(2,941)
Foreign	822	320	(3,214)

	$(431)	$846	$(6,155)

f.	Deferred taxes:

	December 31,
	2006	2007

Carryforward losses	$2,158	$3,865
Research and development expenses	443	513
Accrued severance pay	81	78
Accrued vacation pay	96	95
Allowance for doubtful accounts	121	308

Net deferred tax assets before valuation allowance	2,899	4,859
Valuation allowance	(2,899)	(4,859)

Net deferred tax assets	$-	$-

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on consideration of these factors, the Company has established a valuation allowance of $2,899 and $4,859 at December 31, 2006 and 2007, respectively.

f.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provision under FIN 48 therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

Total amount of gross unrecognized tax benefits is $122 as of December 31, 2006 and 2007.

g.	Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

NOTE 13:	–	SHAREHOLDERS’ EQUITY

a.	On September 24, 2004, the Company sold 2,524,351 Ordinary shares of the Company at a purchase price of $ 3.16 per share to institutional investors for gross proceeds of approximately $ 8,000. The Company filed a registration statement which had become effective by the Securities and Exchange Commission on March 1, 2005.

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

As of December 31, 2007, options to purchase 90,625 Ordinary shares are outstanding under the plan at exercise price of $ 2.85 per share. The outstanding options under the Plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

2.	Employee Stock Option Plan (2000):

The Employee Stock Option Plan (2000) (“the ESOP 2000”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of Israel’s Income Tax Ordinance (New Version), 1961 and the rules promulgated there under (“Section 102”).

A total of 240,000 shares have been reserved for the purposes of the ESOP 2000. As of December 31, 2007, 105,500 options are outstanding. All of the options are vested over a three-year period, and have exercise prices between $ 0.99 and $ 4.125 per share.

3.	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) (“the ESOP 2003”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

In May 2004 and in December 2006 the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase an additional 650,000 and 700,000 Ordinary shares, respectively, pursuant to the ESOP 2003.

As of December 31, 2007, 1,396,100 options are outstanding. All the options have an exercise price between $ 1.31 and $ 3.84 per share.

4.	As of December 31, 2007, an aggregate amount of 182,551 options is still available for future grant under all of the above mentioned plans.

c.	On December 30, 2005, the Company decided to accelerate the vesting of 304,830 of its unvested stock options previously awarded to employees and officers of the Company, to purchase the Company’s shares pursuant to one of the Company’s Stock Option Plans, such that, as of December 31, 2005, these outstanding options to purchase any of the Company’s Ordinary shares, were fully vested.

As a result of the acceleration, in accordance with “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25” (“FIN 44”), the Company recorded additional compensation expenses of $ 44, included in general and administrative expenses.

The impact of vesting accelerating on pro forma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was to increase such disclosed compensation cost for the year ended December 31, 2005 by approximately $ 568 (see Note 2q).

On December 20, 2007, the Company decided to accelerate the vesting of 310,950 of its unvested stock options previously awarded to employees and officers of the Company, to purchase the Company’s shares pursuant to one of the Company’s Stock Option Plans, such that, as of December 31, 2007, these outstanding options to purchase any of the Company’s Ordinary shares, were fully vested.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

As a result of the acceleration, in accordance with SFAS No. 123R, the Company recorded additional compensation expenses of $ 498.

d.	Options to directors:

1.	On November 25, 2002, the shareholders of the Company approved the grant of an option to purchase 20,000 fully vested Ordinary shares at an exercise price of $ 0.46 per share, to the Chairman of the Board of Directors. The exercise price was equal to the market price of the shares on the date of the grant. In August 2005, all the options were exercised.

2.	On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years.

3.	On December 20, 2007, the shareholders of the Company approved the grant of an option to purchase 210,200 ordinary shares to several members of the board, at an exercises price between $ 2.20 and $ 3.84 with vesting term of 2 years.

The following is a summary of the Company’s stock options granted among the various plans:

	2007
	Number of options	Weighted average exercise price	Weighted Remaining contractual life	Aggregate intrinsic value

Outstanding at the
beginning of the
year	1,170,725	$2.85
Granted	570,000	$3.70
Exercised	(39,266)	$2.47
Forfeited	(109,234)	$3.29

Outstanding at the
end of the year	1,592,225	$3.13	7.66	$75

Exercisable at the
end of the year	1,363,925	$3.07	7.40	$75

Vested and expected
to vest at end of
year	1,567,075	$3.17	7.86	$75

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes, based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2007 was approximately $ 17. As of December 31, 2007, there was approximately $ 104 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

The weighted average grant date fair values of options granted during 2005, 2006 and 2007 were $ 1.84, $ 1.84 and $ 1.02, respectively.

That cost is expected to be recognized over a weighted-average period of 0.63 years.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price as follows:

Range of exercise price	Options Outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of options exercisable

$0.99 - $1.46	86,000	4.64	$1.32	86,000	$1.32
$2.08 - $2.85	766,225	7.45	$2.71	716,225	$2.75
$3.27 - $4.13	740,000	8.23	$3.78	561,700	$3.76

	1,592,225	7.66	$3.13	1,363,925	$3.07

f.	Dividends:

Dividends may be paid by the Company only out of the Israeli company’s earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS.

The Company does not anticipate paying dividends in the foreseeable future.

NOTE 14:	–	GEOGRAPHICAL INFORMATION

a.	Business segment, geographical areas and foreign operations:

The Company applies Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”).The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). Total revenues are attributed to geographic areas based on the location of the customers.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- GEOGRAPHICAL INFORMATION (Cont.)

b.	Geographic information:

		Year ended December 31,
		2005	2006		2007

1.	Product sales:
	Israel	$60		$69		$-
	Far East (excluding Japan)	2,020		1,844		4,773
	Europe	5,604		6,711		5,549
	North and south America	944		1,191		483
	Africa	512		461		249
	Japan	748		1,868		647

		9,888		12,144		11,701

	Service revenues:
	Israel	78		5		54
	Far East (excluding Japan)	375		598		2,242
	Europe	3,396		4,675		7,438
	North and south America	883		962		775
	Africa	53		75		38
	Japan	2,147		1,765		1,197

		6,932		8,080		11,744

	Total revenues	$16,820		$20,224		$23,445

	Sales to single customers exceeding 10% of
	revenues:

	Customer A	10%	*)	-	*)	-

*)	Less than 10%.

2.	Total revenues from products derived from external customers are divided as follows:

	Year ended December 31,
	2005	2006	2007

Licenses	$9,212	$10,979	$8,377
Hardware	676	1,165	3,324

Total revenues from products	$9,888	$12,144	$11,701

3.	The Company’s substantial long-lived assets are located in Israel.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005		2006	2007

Numerator for basic net earnings (loss) per share
- net income (loss) available to shareholders		$(461)	$801		$(6,348)

Interest expenses on convertible debentures		-	8		-

Net income used for the computation of diluted
net earnings (loss) per share		(461)	$809		$(6,348)

Weighted average Ordinary shares outstanding		8,764,222	8,819,857		8,881,178

Effect of dilutive securities:

Employees stock options	*)	-	178,823	*)	-

Convertible debentures		-	33,674	*)	-

		-	212,497		-

Diluted weighted average Ordinary shares
outstanding		8,764,222	9,032,354		8,881,178

Basic and diluted net earnings (loss) per share		$(0.05)	$0.09		$(0.71)

*)	Anti-dilutive.

NOTE 16:	–	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2005	2006	2007

Interest income, net	$140	$193	$154
Exchange rate gain (loss) and bank charges *)	(326)	39	(328)
Expenses in respect of convertible debentures **)	-	(1)	(1,868)
Income from decrease in fair value of embedded derivative
of convertible debenture **)	-	-	3,439
Gain from marketable securities	40	94	560

	$(146)	$325	$1,957

*)	Includes income (expense) from forward transactions in the amount of $ 109, $ (61) and $ 33 for the years ended December 31, 2005, 2006 and 2007, respectively.

**)	See also Note 2.1

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:	–	RESTRUCTURING CHARGES

During the fourth quarter of 2007, the Company’s management and Board of Directors approved certain reorganization and restructuring plan which resulted in a total charge of $ 849. The charge arose in connection with the decision to restructure the Company’s corporate management, reduce overhead and consolidate its activities. Included in the total charges were mainly severance charges and employee-related liabilities arising in connection with a head-count reduction of 24 employees.

NOTE 18:	–	RELATED PARTY TRANSACTION

Based on a resolution of the shareholders of the Company on December 20, 2007, the Chairman of the Board of Directors, Mr. Izhak Nakar, was entitled to a bonus of $ 300 in respect of his assistance to the Company in connection with the acquisition of CPL and ASG In addition, Mr. Nakar was paid a fee of $ 1.2, plus reimbursement of any expenses, for every business day invested by him in consideration for his active involvement with CPL and ASG and any other business throughout 2007. During 2007, Mr. Nakar received a compensation of $ 166 for his service as a Board member and for consulting fees.

NOTE 19:	–	SUBSEQUENT EVENT (UNAUDITED)

On March 12, 2008 Board of Directors has approved the payment of up to $ 2.5 thousand to repurchase outstanding Series A convertible debentures that the Company issued in December, 2006 on the Tel Aviv Stock Exchange. These repurchases may be in open market transactions, privately negotiated transactions or a combination of the two.