Form 20-F/A
period 2007-12-31
TOP IMAGE SYSTEMS LTD
filed 2008-05-01
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☒

20-F/A Explanatory Note

        This Form 20-F/A for Top Image Systems Ltd. is being filed to (i) correct the date in the certification of Ido Schechter that was filed as Exhibit 12.1 to the 2007 Annual Report on Form 20-F filed on April 8, 2008 (the “2007 Form 20-F”), which was inadvertently stated as April 8, 2007 instead of April 8, 2008, and (ii) remove the titles of the certifying individuals that were inadvertently included at the beginning of the certifications filed as Exhibits 12.1 and 12.2 to the 2007 Form 20-F and make corresponding changes to the titles of Exhibits 12.1 and 12.2 in Item 19 of the 2007 Form 20-F.

        Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the exhibits or any other item of the 2007 Form 20-F or reflect any events that have occurred after the 2007 Form 20-F was filed.

ITEM 19.	EXHIBITS

Number	Description
12.1	Certification of Ido Schechter pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Arie Rand pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

Date: May 1, 2008