Form 20-F
period 2008-12-31
TOP IMAGE SYSTEMS LTD
filed 2009-04-27
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

8,925,638 Ordinary Shares

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

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

In December 2008, we decided to terminate our South China operations and shut down our facility in Guangzhou. We stopped marketing and deploying capture solutions development projects in South China, terminated all the employment contracts of our Guangzhou team and closed the Guangzhou facility. This shut-down required us to reclassify our 2007 numbers. The results of operations of this business for each of the two years ended December 31, 2008 are reflected in our statements of operations in the line item called “Loss from discontinued operations, net of tax”.

	2004	2005	2006	2007	2008
	U.S. dollars in thousands (except share and per share data)

Statement of Operations Data:
Revenues	$11,178	$16,820	$20,224	$23,189	$32,222
Cost of revenues	3,472	6,763	7,648	13,170	15,075
Gross profit	7,706	10,057	12,576	10,019	17,147
Research and development, net	929	1,312	1,792	2,393	1,762
Selling, administrative and general	7,123	9,030	10,263	14,886	15,248
Goodwill and other intangibles
impairment	-	-	-	-	1,839
Restructuring and other special
charges	-	-	-	849	-
Operating (loss) profit from
continuing operations	(346)	(285)	521	(8,109)	(1,702)
Financial (income) expense, net	(178)	146	(325)	(1,869)	(3,136)
Other income	-	-	-	(189)	-
Taxes on income		30	45	228	74
Loss from discontinued
operations, net of tax	-	-	-	(104)	(840)
Equity profits from investments
in affiliated companies	-	-	-	35	84
Net income (loss )	(168)	(461)	801	(6,348)	604
Net basic and dilutive income
(loss) per share:
Continuing operations	$(0.02)	$(0.05)	$0.09	$(0.70)	$0.16
Discontinued operations	-	-	-	$(0.01)	$(0.09)

Weighted average number of shares
outstanding for basic net loss
per share	6,905,559	8,764,222	8,819,857	8,881,178	8,821,958
Weighted average number of shares
outstanding for dilutive net loss
per share	6,905,559	8,764,222	9,032,352	8,881,178	8,936,458

	2004	2005	2006	2007	2008

Summary of Balance Sheet Data:
Cash and cash equivalents	$10,136	$8,200	$6,195	$7,843	$5,777
Working capital	12,232	12,137	26,852	10,025	6,030
Total Assets	19,742	20,360	34,295	35,921	24,642
Long Term debt	-	-	14,197	12,770	4,660
Total liabilities	5,047	6,142	18,915	25,683	14,540
Shareholders' equity	14,695	14,218	15,380	10,238	10,102

RISK FACTORS

The impact of the current global economic turmoil and any further deterioration of global economic conditions may have a material adverse effect on our business, results of operations and financial condition.

        As we sell our products and services in various countries all over the world and, consequently, our sales and profitability are dependent on general economic conditions globally and locally. The recent weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the current deteriorating global economic conditions, aggravated by the unprecedented currency volatility, have resulted and may continue to result in our current and potential customers as well as the end-users of our products, services and solutions postponing or reducing spending on our products, services and solutions. For example, some customers may postponed new projects or choose not to upgrade their license.

        The global financial crisis has also led to more limited availability of credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us. The general difficult economic conditions combined with tightening credit markets may also cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products, services and solutions.

        The difficult global economic conditions may also result in inefficiencies due to our deteriorated ability to appropriately forecast developments in our industry and plan our operations accordingly. Also, continuing difficult general economic conditions, negative developments in our industry, any significant underperformance relative to historical or projected future results by us or any part of our business, or any significant changes in the manner of our use of the acquired assets or the strategy for our overall business may cause reductions in the future valuations of our investments and assets and result in impairment charges related to goodwill or other assets. Adverse economic conditions affecting us, our current and potential customers, their spending on our products, services and solutions, and our suppliers and collaborative partners may have a material adverse effect on our business, results of operations and financial condition.

        For a more detailed discussion of our liquidity and capital resources, see “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

We may not be able to make our debt payments in the future.

        In December 2006 through the issuance of convertible debentures, we raised net proceeds of NIS 61,900 thousand (approximately $14,800 thousand at the date of issuance). Our ability to meet our obligations under the convertible debentures and our other debt obligations will depend on whether we can implement our strategy as well as on financial, competitive and other factors including factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our convertible debentures. Our ability to refinance our indebtedness, including the convertible debentures, will depend on, among other things:

—	our financial condition at the time;

—	restrictions in agreements governing our debt; and

—	other factors, including market conditions

        We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. The global financial crisis has led to a more limited availability of credit and, as a result, refinancing has become even more difficult. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the convertible debentures, which would permit our debenture holders and holders of other outstanding indebtedness to accelerate their maturity dates.

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

        In March 2008, our Board of Directors has approved a plan to repurchase some of our outstanding Series A convertible debentures that were issued in December 2006 on the Tel Aviv Stock Exchange. Our Board of Directors approved the aggregate payment of up to $2,500 thousand for the repurchases. We have since then spent $2,224 thousand on the repurchase of the convertible debentures.

        While we believe that debt repurchase is a sound investment decision for the company, allowing us to significantly decrease our outstanding debt, the repurchase may impair our cash position and may result in us having insufficient cash for current operations.

Our expansion through acquisitions, including our recent purchases of Capture Projects Ltd. (“CPL”) and Asiasoft Global Pte. Ltd., (“Asiasoft”) could lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

        In the last two years, we made a few acquisitions of related businesses and complementary businesses, including individual products, in an effort to expand capacity, enter new markets and diversify our sources of revenue. In 2007, we acquired CPL, a provider of document management solutions in the United Kingdom, and also acquired a 51% holding in Asiasoft, a holding company of a group of subsidiaries and affiliated companies in China, Hong-Kong and Singapore, which are information technology solutions providers. In January 2009 we acquired the remaining 49% of the Asiasoft shares. These acquisitions may require additional expenditures, including integration and absorption costs. These expenditures had strained management, financial and operational resources.

        The acquisition of 49% of the Asiasoft shares was paid through the issuance of our ordinary shares to the seller. Future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.

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

        The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology. Our products compete with those developed and marketed by numerous well-established companies including EMC (Captiva Software), Mitek, Banctec, Kofax (formerly, Dicom Group), Datacap, and ReadSoft, as well as with manual data entry systems. Many of our competitors have longer operating histories and greater financial resources than we do. Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software. The fact that our resources are more limited places us at a significant disadvantage. This risk is particularly acute during difficult economic times.

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

        Our business and prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners. The loss or diminishment of our relationship with any one of our significant strategic partners could have a material and adverse effect on our existing operations and growth prospects. We normally attempt to recruit distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products. We cannot assure you that we will be able to develop such relationships.

Our industry is marked by rapid technological changes and frequent new or updated product introductions, and if we do not respond to such rapid technological changes, new product introductions and enhancements and evolving industry standards, our products and services could become obsolete.

        Our ability to compete will depend upon our ability to offer state-of-the-art products in a timely and cost-effective manner. Our product decisions must anticipate the changing demand for products. If we are unable to develop, modify and enhance our existing technology to respond to such changing standards and customer demands, our business could be adversely affected. In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

We have had a history of losses and may incur future losses.

        Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006 and 2008, and our losses may continue. For the year ended December 31, 2008, we had an accumulated deficit of $20,441 thousand. We plan to maintain the level of our aggregate product development expenses. Accordingly, to maintain our current level of financial performance, we will need to increase our gross profit margins. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

        Sales to large customers have historically accounted for a significant part of our sales. Although in 2006, 2007 and 2008, we had no customer who accounted for more than 10% of our total revenues but there are some customers’ sales to which represented material portions out of our total revenues. If we are unable in the future to complete sales to large customers, our business, prospects and financial results could be adversely affected.

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

        Our success depends upon our proprietary software technology. Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license. We cannot assure you that we would be able to do so either in a timely manner under acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action. Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management. Failure to do any of the foregoing could have a material adverse effect on us. Furthermore, if our products or technologies are deemed to infringe upon the rights of others, or if infringement claims are asserted against third parties whom we are obligated to indemnify, we could become liable for damages, which could have a material adverse effect on us.

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

        Yehezkel Yeshurun, our former Chief Scientist and our former member of our board of directors, was, at the time of his employment with us (which terminated in January 2001), a Professor of the Tel Aviv University Computer Science Department (“the University”) where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof. Yeshurun. We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

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

        Historically, our capital requirements have been significant. We may in the future require additional financing to fund our operations and capital requirements beyond our current resources and these that may be provided from our operations. In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all. We have no expectation that our existing shareholders will provide any portion of our future financing requirements. Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts. In addition, to the extent that we incur substantial indebtedness, we will be subject to risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate, and cash may be insufficient to repay interest and principal on any such indebtedness. Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

        Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led government of the Palestinian Authority. Such hostility has culminated in the recent armed conflict in the Gaza Strip in January 2009. Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

Our operations may be disrupted by the obligation of key personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. Moreover, in the event of armed conflict in which Israel is involved or the threat of such conflict, our executive officers and employees might be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to expand our business or replace employees on active military duty. Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service. Any disruption in our operations could adversely affect our ability to develop and market products.

Our share price may subject our stock to delisting

        During the last three months, our stock has been continuously trading for less than $1 a share. According to the Nasdaq listing standards if the stock price of a listed company falls below $1 a share for a period of 10 consecutive business days, such company’s stock may be subject to delisting unless such failure is cured within 30 calendar days from the date on which Nasdaq notifies to the listed company of such failure. This Nasdaq rule is currently suspended until July 20, 2009. We cannot assure you that such suspension will be extended or that we will be able to regain compliance with the rule once the suspension is over. If we cannot regain compliance once the suspension is over our stock may be subject to delisting. If our stock will be delisted from Nasdaq we will lose our status as a “dually listed company” which may result in us being subject to more stringent reporting requirements in the Tel Aviv Stock Exchange which may cause an increase in our reporting related costs and expenses.

We may be adversely impacted by fluctuations in currency exchange rates.

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk. In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Chinese Yuan, Australian dollar and Japanese yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

        In addition, our convertible debentures, issued in December 2006, are payable in New Israeli Shekels and are linked to U.S Dollar with a floor on the NIS/U.S Dollar exchange rate of 4.2. Since the date of issuance of the debentures, the U.S. dollar has been significantly fluctuated against the NIS. We might need to use more U.S. dollars to make the payments of the debentures, if the U.S. dollar will lose value against NIS while the debentures are payable.

We may not be able to expand our personnel or marketing efforts quickly enough to support our growth.

        Because of our small size and our business strategy to increase our sales. To the extent that our efforts to generate new business and increase demand for our products and services are successful, we will need to accurately estimate our need for personnel or marketing and customer support, or we may not be able to support our future growth. For example, if we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations. We cannot assure you that we will be able to provide such services on adequate terms and conditions or at all. Furthermore, in order to remain competitive and keep our products up to date, we need to continue to attract and retain a qualified team of employees. If we fail to obtain the human resources our business requires, there could be a material adverse effect on our business, prospects, and financial results.

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

        However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, we did not generate income subject to the provisions of the new law.

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

Conversion of the convertible debentures would dilute the ownership interest of our existing shareholders.

        The conversion of some or all of the convertible debentures would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect the prevailing market prices of our ordinary shares. In addition, the existence of the convertible debentures may encourage short selling by market participants because the conversion of the convertible notes could depress the price of our ordinary shares.

ITEM 4.	INFORMATION ABOUT THE COMPANY

History and Development

        Establishment, Legal Name, Office and Trading Markets

        We were incorporated in March of 1991, are domiciled in Israel and exist as a company with a limited share capital subject to Israeli law. Our legal name is Top Image Systems Ltd. and our registered and principal executive offices are located in Israel at 2 Habarzel Street, Ramat Hahayal, Tel Aviv 69710, and our telephone number is + 972-3-767-9100. Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

        Our ordinary shares began trading on the NASDAQ Capital Market in November 1996 and on the Tel Aviv Stock Exchange in December 2006.

        Recent Developments

        On January 4, 2009, we completed the second and final step in the acquisition of Asiasoft, by acquiring the remaining 49% of its share capital and issuing to Mr. Toh Kian Hong, the seller of these shares, 400,000 ordinary shares representing approximately 4.2% of our issued and outstanding share capital. For more about this acquisition, see “Business Overview-Marketing Strategy.”

        In December 2008, we decided to terminate our South China operations and shut down our facilities in Guangzhou. We stopped marketing and deploying capture solutions development projects in South China, terminated all the employment contracts of our Guangzhou team consisting of approximately 60 employees, closed our leased offices in Guangzhou and ceased to actively market our S3 developed solutions.

        In January 2008, we completed our restructuring plan. The plan, initiated in the fourth quarter of 2007, was aimed at enhancing the Company’s efficiency and competitive standing in the evolving global market, while reducing corporate and global headcount; identifying new growth drivers through synergies and joint development between the main business centers; and, enforcing a meticulous performance and expense regime by creating business centers in each of the main divisions worldwide, enhancing the commitment and responsibility of each division to meet and surpass their predefined goals. The plan included dividing our operations to certain identifiable profit centers, consolidating certain operations and reducing personnel.

        During 2008, 2007 and 2006, the aggregate amounts of our capital expenditures were $308 thousand, $434 thousand and $252 thousand, respectively. These expenditures were principally for the purchases of computer hardware and software and facilities improvements, and were paid for with internally generated funds and the proceeds of our public offering of convertible debentures in 2006.

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

        Products

        eFLOW®

        Our signature solution is the eFLOW® Unified Content Platform. eFLOW® provides the common architectural infrastructure for our solutions. We anticipate that future developments will also be based on the unified content platform.

        Based on a single, integrated environment, the eFLOW® platform provides a visual application designed to enable the structure of a complete form processing and data capture solution quickly and easily. Providing a modular platform with an open, scalable and flexible architecture, eFLOW® facilitates the development of applications ranging from desktop, stand-alone applications to high-volume, network-based systems.

        eFLOW® provides enterprise-wide solutions for every data capture and content delivery need, all on a single platform, using one set of business rules. eFLOW® allows a customer to integrate data of any format and from multiple sources, including the Internet, paper, fax, microfilm, microfiche, electronic, and email, and of different types such as invoices, freight and shipping bills, purchase orders and others, to provide a single connection to the enterprise application system. Our eFLOW® platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the customer’s business.

        eFLOW® is designed to address the needs of companies, institutions, government agencies, and other organizations with a broad range of form processing requirements (5,000 or more forms per day).

        eFLOW® offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, sorting, and storing in databases for retrieval at a later date. Our technology can easily process unstructured, semi-structured and structured documents. eFLOW® can manage these tasks without the need to pre-design a working template.

        eFLOW®’s open architecture allows for integration with all major content management, enterprise resource planning (ERP), CRM and workflow systems as well as major multi-function printers and scanners. Therefore, eFLOW® provides an end-to-end solution for managing invoices and payments and eliminates a significant portion of traditional manual data entry, decreases the need for data entry resources and processing time, and significantly improves the quality, accuracy and value of the data.

        eFLOW®’s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET Microsoft Visual Basic and web 2.0 for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files. Developing the advanced version of eFLOW® unified content platform , eFLOW® Version 3.0 and future version, based on the Microsoft .NET technology ensures its compatibility with future Microsoft technologies and other technology partners, and gives our customers shorter and easier implementation process, faster runtime, and a robust and secure execution environment. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW® with other mission-critical applications to create fully integrated business solutions. eFLOW® includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

        eFLOW®’s Client/Server architecture allows users to access the solution through one channel, the eFLOW® server which results in superior network security and efficiency. Customers can select between a centralized or decentralized mode of operation. Multiple applications and servers may be viewed and controlled at any given moment, on site or remotely and additional servers may be added into a system without the need to halt production.

        To support the needs of clients’ global operations, the system can process multiple languages at the interface, database (Unicode), and OCR / ICR levels. Currently the system supports all major European languages, Chinese and Japanese.

        Targeting banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOW® technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle by providing a single data collection entry point.

        In mid 2007, we released eFLOW® Version 4.0 which provides our customers an enhanced user experience, powerful user-interface, increased efficiency and superior data recognition. Its enhanced completion module introduces a new user interface to meet customers’ demands and ergonomic needs. Thus, greater efficiency and productivity are achieved. Extensive research and development processes led to a state-of-the art recognition algorithm for unprecedented recognition rates unique intelligent matching of different recognition technologies, freeform and secured character recognition and perfect document classification. The latest versions of market leading recognition engines were embedded in eFLOW® Version 4 for the best performance and greatest accuracy. eFLOW®’s Version 4.0 includes analyzing tools for improving and maximizing control over recognition rates, enhanced look-up tables are available at any stage to speed up recognition and validation processes. eFLOW® Version 4 also includes automatic dynamic learning to ensure greater accuracy of information. Any editing and changing done by the users is automatically learned and stored by the system for future use. Resources and processing time are reduced to a minimum.

        At the end of 2008, we released eFLOW® Version 4.5 which provides our customers an enhanced user experience, powerful user-interface extended via Web clients, increased efficiency and superior data recognition. Its Web enabled completion module introduces a new zero-print user interface to meet customers’ demands, including cross platform and cross browser compatibility. A new component, Collection Organizer, allows unprecedented flexibly manipulating images, collections and classification’s results. The strategic direction leading to a full Service Oriented Architecture resulted with additional services exposed as eFLOW® services, allowing a more flexible architecture of current and future solutions. Additional research and development effort led to the development of a unique algorithm, combining the recognition of machine printed information with handwritten information, located both on the same form. The latest versions of market leading recognition engines were embedded in eFLOW® Version 4.5 for the best performance and greatest accuracy. Also, additional improvements to scalability and availability resulted with a solution fitting more than ever to the large and demanding enterprise environment.

        The eFLOW® solution includes a robust set of applications that run on top of the core platform and enable invoice processing, accounts payable processing and mailroom automation:

        Smart for Unstructured Content, a Mailroom Classification Solution

        Smart, the eFLOW® plug-in for unstructured content, is an automated classification solution. By automatically capturing, recognizing, classifying and routing all incoming information, regardless of format or origin, Smart functions as the gateway to enterprise information systems.

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

        Freedom for Semi-Structured Content, a Complete Invoices and Related AP Documents Processing Solution

        Freedom, the eFLOW® plug-in for semi-structured content, enables customers to identify and capture critical data from semi-structured documents such as invoices, purchase orders, shipping notes and checks. Based on artificial intelligence, Freedom is designed to understand the format of a document without the need to predefine its structure. Freedom is able to locate, identify, capture and validate critical data contained in the document. The market for this product includes companies that receive thousands of semi-structured documents such as invoices every month from hundreds of suppliers, and allows them to automatically identify and process any type of such documents.

        By automating the entire process of invoice handling, Freedom allows companies to improve efficiency, reduce cost, limit process cycles and eliminate errors, while improving business relationships with suppliers. Seamlessly integrating with any financial workflow and ERP systems such as SAP, Oracle and JD Edwards, Freedom provides support throughout the entire invoice processing. Freedom captures and classifies all kinds of invoices in paper or electronic formats. Line items are extracted and interpreted in both single and multi-page invoices.

        The Learning module is one of eFLOW®’s innovative modules which automatically learns new types of forms in order to both introduce new forms previously unseen into the system and to improve recognition of existing forms already captured into the system. Unrecognized forms reach the Learning module, where an operator trains the system to locate certain important fields. The new information would then be available for the system to recognize a similar, although not necessarily identical, form in the future.

        Integra for Structured Content

        Integra, our eFLOW® plug-in for structured content, provides a solution for data capture, validation and delivery from structured predefined forms.

        eFLOW® Ability for SAP-users

        eFLOW® Ability is an integrated module interfacing with SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems. eFLOW® Ability improves invoice processing, reduces the time it takes for an invoice to be approved for payment and eliminates double payments, lost invoices and other human mistakes along the way.

        In addition, eFLOW® Ability offers a complete SAP-oriented business workflow and an accounts payable document processing, approval, and validation solution.

        eFLOW® Ability is a result of a successful cooperation between TIS and Beck-IT GmbH, a German based leading developer of standard-add-ons in the sector of SAP business workflow. The ability to seamlessly integrate into SAP R/3 creates a high-performance product line that companies can utilize to increase productivity, enhance the precision of entries and optimize cash management.

        eFLOW®’s Ability empowers users to streamline and accelerate the processing of invoices and any other document, take advantage of efficient accounts receivable and accounts payable management, eliminate periodic posting peaks, reduce errors and increase financial reporting accuracy and transparency.

        eFLOW® Invoice Reader

        eFLOW® Invoice Reader is a standard, generic and easy-to-implement invoice capture and approval solution. This solution can be deployed and integrated in any enterprise accounting environment including SAP, Oracle and other financial systems.

        eFLOW® Invoice Reader is pre-adapted to specific country regulations and business practices, and thus can be implemented in a relatively short timeframe. eFLOW® Invoice Reader minimizes resources for operating an effective invoice capturing process, shortens delivery time and purchase-to-pay cycle, employs the most advanced character recognition technology for fast data capture, and automatically verifies the vendor data and PO information on the incoming invoices.

        AFPSPro™

        AFPSPro™ had been our flagship product until the introduction of the eFLOW® unified content platform. We are at the end of the process of upgrading AFPSPro™ customers to eFLOW® and plan to gradually phase out AFPSPro™.

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

        Principal Markets

        As of December 31, 2008, we operated offices in the United States, the United Kingdom, Germany, China, Hong Kong, Singapore and Japan through subsidiaries. Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America. In addition, we believe that significant opportunities exist in other countries of Western Europe and in Eastern Europe, South Africa and Australia. We have several local sales and technical representatives in France, Spain, Italy, the Netherlands and Australia. These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

        The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. Dollars in thousands)

	2006		2007		2008
	$	%	$	%	$	%

Europe	6,711	55%	5,549	47%	6,796	42%
Far East (excluding Japan)	1,844	15%	4,773	40%	5,953	36%
Japan	1,868	15%	647	6%	1,265	8%
North and South America	1,191	10%	483	5%	2,235	14%
Africa	461	4%	249	2%	72	-
Israel	69	1%	-	-	70	-

Total	12,144	100%	11,701	100%	16,391	100%

Service Revenues by Region
(U.S. Dollars in thousands)

	2006		2007		2008
	$	%	$	%	$	%

Europe	4,675	58%	7,438	65%	9,229	58%
Far East (excluding Japan)	598	7%	1,986	19%	4,272	27%
Japan	1,765	22%	1,197	10%	1,064	7%
North and South America	962	12%	775	7%	956	6%
Africa	75	1%	38	0%	167	1%
Israel	5	0%	54	1%	143	1%

Total	8,080	100%	11,488	100%	15,831	100%

        Seasonality

        Our business significantly depends upon the requirements of large corporations and governmental agencies. As many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year. This mode of operation affects our results of operations throughout the year. Nevertheless, in Japan and the United Kingdom, fiscal years generally end on March 31, thus activity in the Japanese and UK markets tends to reduce the seasonality of our business. See the section of Item 5 herein entitled “Seasonality” for additional details.

        Marketing Strategy

        Over the past few years, we have embraced a strong enterprise solution strategy that builds upon the foundation of intelligent capture and exchange technologies and perfectly fits the strength of eFLOW®. eFLOW® is an end-to-end platform that presents a broad set of information capture solutions and technologies. It serves as a single gateway for information that enters the enterprise. eFLOW® captures, classifies, processes, validates and delivers information to ERP systems, content management applications, workflow solutions and CRM systems.

        Our marketing strategy involves the use of value added resellers, distributors, system integrators and original equipment manufacturers (“OEMs”). Global and local value-added resellers, distributors and systems integrators find our enterprise solution strategy attractive as it usually completes their own solutions. Cooperation with such partners frees us from having to invest resources in providing support and services to the end-user. Our partners perform these functions. This strategy is based on our belief that value-added resellers, distributors, systems integrators and OEMs generally have better access to end-users in their respective markets than we do. By engaging value-added resellers, distributors, systems integrators and potentially, OEMs, to include our products as part of their products and service offerings, we can sell products to end-users without the costs of directly marketing to end-users.

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

        In line with this view, we made the following acquisitions:

        In April 2007, we acquired 100% of CPL for $4,600 thousand. CPL is a leading provider of document management solutions in the United Kingdom. This acquisition increased our presence in UK as well as in the European market in general, doubling the size of our operations in the European market. This acquisition provided us with exposure to new markets while extending its offerings to both new and existing customers.

        In July 2007, we acquired 51% of the issued and outstanding stock of Asiasoft and the stock of an Asiasoft subsidiary that were not then owned by Asiasoft for total payment including acquisition costs of $2,700 thousand. Asiasoft is a holding company that holds all the shares of certain leading developers and distributors of document capture, content management and shared services software throughout China, Singapore, Hong Kong and Malaysia. This acquisition provided us with a comprehensive and established infrastructure in the region. It positioned us as one of the strongest players in the region by extending its solution sales offering, thereby providing a complete imaging platform. In January 2009, we purchased the remaining 49% of Asiasoft, issuing 400,000 of TIS shares as a payment for the remaining Asiasoft shares.

        These two acquisitions add more capabilities, expand our portfolio, and bring us a step closer to becoming one of the document capture market leaders in Europe and in Asia Pacific. We believe that these acquisitions together with a restructuring process we engaged in at the end of 2007, has laid renewed foundations for future growth. As a result of the aforesaid restructuring plan, our revenues in 2008 reached record high of $32,222 thousand and resulted by operating loss of $1,702, mainly due to non-recurring charges in amount of $1,839, that resulted from impairment of intangible assets as further discussed below. As a part of our strategy to maintain profitability and minimize financial risks, we decided to terminate our South China operations, shut down our Guangzhou facility and keep our operations in Asia Pacific more focused on our eFLOW® core business.

        We sell through a network of value-added resellers, distributors and systems integrators in approximately 40 countries worldwide and where we do not sell directly to customers,. The system integrators are managed via our sales and marketing force located in our sales centers in Europe, the United States, Asia Pacific and China and in our headquarters in Israel. We have implemented a program to align ourselves with major complementary strategic level partners who can help us reach new target customers and market segments. These agreements call for the strategic partner and us to plan and coordinate marketing and sales activities in their respective territories.

        In June 2008, we entered into an extended alliance for the SAP accounts payable market with Beck IT GmbH, the leading developer for standard-add-ons in the SAP business workflow sector. Through this alliance we gained a direct access to the best experts in the SAP area as well as to the complementary products for electronic invoice processing which Beck IT has already developed. Through the cooperation with Beck IT, eFLOW® seamlessly integrates into SAP R/3. The combined solution greatly increases our ability to sell this solution to SAP customers around the world. The direct partnership with Beck IT strengthens our offering in this segment and better positions us as a world leader of solutions for electronic invoice processing products based on SAP.

        In July 2008, we entered a strategic partnership with ITyX Solutions AG to provide the European market with a fully integrated, customizable data capture, classification, email response and full mailroom workflow solution for superior information management. With its broad range of enterprise response solutions ITyX is Europe’s most complete all-in-one provider for digital online transactions. ITyX’s products feature the latest technology in email classification, response management, and voice capture. The combination of eFLOW® and ITyX’s technology into one unified solution helps organizations more efficiently merge and classify critical incoming data across the entire spectrum of sources, including email, fax, web, images and voice. Further, the joint solution takes this vital data and seamlessly integrates it with existing back-office systems such as SAP and Oracle. Utilizing this combined offering, organizations can now enjoy faster response time, higher quality of service, and more focused and personalized customer relationship management.

        Also in July 2008, we entered a strategic partnership with FDM Document Dynamics, an Italian shared service and outsourcing leader in document management services and solutions. FDM distributes a leading accounts payable solution based on our eFLOW® platform to the Italian marketplace for end-to-end management of accounts payable, from the purchase order to the payment (P2P) to the supplier. The solution integrates seamlessly to any ERP, and is offered as a complete amalgamation of the invoicing process with other company functions and systems. Once implemented, the solution we expect the solution to lead to substantial cost savings, significant qualitative improvement of information, and maximum control of the accounting process. It also offers secure web-based access from anywhere.

        In September 2008, we entered a strategic partnership with Imaging Business Machines, LLC (“IBML”) to better serve high-end customers with a powerful combined information processing solution. IBML is a leading provider of document capture solutions designed to help organizations benefit from intelligent high speed scanning and demanding imaging. Their products are used worldwide by leading financial institutions, health insurers and provider organizations, business process outsourcers, mortgage banks, insurance companies, federal agencies and state governments. The intelligent high speed scanning that IBML offers, combined with our data capture recognition technology, provides the market with a strong offering, particularly for the high-end market; for paper-heavy organizations.

In November 2008, we entered into an extended European wide technology and sales alliance with Medius AB, the leading full service provider of process-related IT support. Through this partnership, customers are provided with an efficient automated financial capture solution for invoices and purchase orders, from purchase to payment, which reduces processing costs. Medius’s workflow product, MediusFlow™, captures and manages financial information and integrates it seamlessly with customers’ enterprise resource planning (ERP) systems. The integration results in a comprehensive end-to-end EDI solution and business workflow that streamline business processes reduce costs and strengthen internal controls. The combination of eFLOW® and MediusFlow™ solutions offers a compelling solution for customers that are looking to further leverage their investment in their ERP systems.

        In March 2007, we entered into an extended worldwide technology and sales alliance with ARX (Algorithmic Research), a leading global provider of standards-based electronic signatures (digital signatures) and data security solutions. Through this partnership, our joint customers can expedite data capture processes, improve internal controls and enhance compliance with regulations. ARX’s CoSign is a non-forgeable, simple-to-use, standards-based electronic-signature solution that is tightly integrated with our eFLOW®. CoSign provides organizations with a solution that enables users to electronically sign documents, records, files, forms, and other electronic transactions. The combination of these complimentary technologies offers a compelling solution for any financial, commercial and governmental organization wishing to comply with the growing number of compliance reports required by federal and state government regulatory organizations.

        In March 2007, we entered into an agreement with J&B Software, Inc., a premier provider of enterprise-wide payment system solutions and integration services. Through the agreement, J&B Software Inc. will provide eFLOW®, our flagship document capture solution, to its large client base in the transaction processing and financial services industries. J&B Software will also develop specific applications to the healthcare claims market. This integration is highly advantageous to numerous industries, including government, financial, insurance, and health care. It provides customers with a flexible, streamlined set of solutions for capturing and managing transactions information while reducing their related costs. It represents an excellent opportunity for us to reach a wider audience with its robust enterprise input management solution. In September 2007, we have been awarded three new government, transportation and media projects in the USA.

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

        Yehezkel Yeshurun, our former Chief Scientist and former member of our board of directors, was, at the time of his employment with us (terminated on January 2001), a Professor of the Tel Aviv University Computer Science Department where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof. Yeshurun. We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

        We believe that product recognition is an important competitive factor in the form processing industry. Accordingly, we promote the eFLOW® name in connection with our marketing activities. On March 10, 2009, the United States Patent and Trade Office registered a trademark for one of our significant solution and module names, namely eFLOW®, “for computer software applications; namely, software applications that processes and integrates data provided from various sources across a single platform, in Class 9 (U.S. CLS. 21, 23, 26, 36 and 38). In August 2007, we also filed trademark applications with the United States Patent and Trademark Office for the names “Top Image Systems” and “TIS”. Those applications were published on March 10, 2009. We cannot assure you that such applications will be successful. Although we have not sought to market our products using our trade name “TIS” as a trademark, we believe that certain other companies use trademarks that contain the letters “TIS” for products, which we believe do not compete with our products. We cannot assure you that this will not limit our ability to use our trade name “TIS” to market our products.

        Competition

        The data capture market is fragmented and is characterized by local application and requirement differentiations, vertical solutions and various combined software offering to the customers. The market is changing through increased ecommerce and the need to process information more rapidly. Document volumes are growing at the same time as competition is intensifying.

        While the market is fragmented, we see certain consolidation trends such that while there are still over 50 competing software companies for document capture and automation in the world, the five largest companies represent about 50% of the market for process and transaction management. Our products compete with those developed and marketed by numerous well-established companies including EMC, Mitek, Banctec, Kofax, AnyDoc, OCE, eCopy, Fairfax, Global360, Ikon, Itesoft, Mitek, Parascript, Scansoft, Scan Optics, ABBYY, Datacap, SER, and ReadSoft, A2iA, and many more as well as with manual data entry systems. These companies vary in size, offering focusing and market reach. During the past few years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technologies.

        Below are some of the transactions made in 2008:

—	In January 2008, Captaris Inc., a US based provider of automated document-centric processes software products, announced the acquisition of the Germany based software house Océ Document Technologies (ODT). The new company in Constance will be named Captaris Document Technologies GmbH. In September 2008, Captaris was acquired by Open Text Corporation, a Canadian corporation.

—	In 2008, Oracle acquired Captovation, a US based provider of document capture solutions. With the addition of Captovation, Oracle expects to extend its comprehensive and integrated solution for Enterprise Content Management with transactional content processing.

        We have three main global competitors; Kofax which became the market leader via acquisitions and strong distribution channels, Readsoft is our second competitor mainly in the AP – Invoice solution and especially in the EU market and EMC who acquired Captiva and is acting strong in the global enterprise marketplace. In certain markets such as in the United States, Europe, United Kingdom and Germany, we compete with more than one company supplying similar solutions. In the Asia Pacific region we mainly compete mainly against local technology providers and the large global competitors. The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespan. Accordingly, our ability to compete will be dependent upon our ability to continually enhance and improve our existing products and technologies, complete the development of, and introduce new solutions into the marketplace in a timely manner. We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that we will be able to enhance successfully our existing products and technology or adapt them satisfactorily or develop new products.

        Customers

        Our end-user customers consist mainly of governmental entities and mid and large-sized enterprises.

        During 2007 and 2008, we further strengthened our position as a technology provider for semi-structured applications, including supplier invoices, purchase orders, checks and remittances, different financial applications, health claims and freight bills. Our solutions support customers by standardizing their invoice circulation, review and approval, as well as by creating a uniform approach to facing future business needs. We created and installed systems for complicated semi-structured applications which included automating the capture and process of information from hundreds of different invoices and other accounts payable, or AP, documents. Many of our customers choose to automate not only the capture part of the system but the entire process, by implementing also our eFLOW® Ability, the integrated module into SAP systems for automated parking, approval and posting of invoices and any other document within SAP systems. eFLOW® Ability improves invoice processing, reduces the time it takes for an invoice to be approved for payment and eliminates double payments, lost invoices and other human mistakes along the way.

        We especially strengthened our presence in Germany, and focused on flexible, standard solutions for automated mailrooms as well as invoice and purchase orders processing, often in SAP-based environment. During 2008, we won more than 24 new projects in Germany including: Leica Microsystems, the leading global designer and producer of optical systems for the analysis of microstructures, that has selected us to automate its invoice processing operation for twelve European countries at a shared service center in Wetzlar, Germany.

        To further strengthen our presence in the German market, we entered into two alliances with German-based technology providers and developers, ITyX Solutions AG and Beck IT GmbH. These two partnerships strengthen our offering in the European accounts payables and mailroom automations segments and better positions us as the world leader of solutions for electronic invoice processing products based on SAP.

        Additionally, we successful established our presence in Austria and Switzerland, introducing our advanced solutions and vast experience to these two German-speaking marketplaces. For example, we added the leading Swiss telecommunication service provider, Sunrise Communications AG, to our customer base. Sunrise Communications AG chooses eFLOW® Invoice Reader to automate its entire invoice processing operation, effectively streamlining its accounts payable function and aiding the company in compliance with strict Swiss audit regulations. The eFLOW® solution also integrates into the company’s Open Text workflow and SAP audit.

        In 2008, we solidified our presence in the Far East established with several major contracts awarded in the financial industry including a Master License Agreement with a Global Bank for number of countries in Asia Pacific region. There have been successful initial implementations for customers and in 2009, the customer has plans to further implement the project in the rest of the region, including plans to upgrade the entire solution to our latest version of eFLOW® Version 4.5.

        The marketing activities carried out in 2007 and early 2008 reaped its returns in the form of a much better pipeline and increased recognition from the Far East market. We see significant activities in the Government sector around the region which we expect to reap results in 2009. We also secured Cheque Truncation Systems projects as well as projects in the Insurance sector both in Singapore and Hong Kong, all of which has prepared our Asia team for more exposure and spring boarding eFLOW® towards being a recognized Data Capture solution leader, for both the private and government sectors in Asia. With population census surveys happening in the next couple of years for many of the Asian countries, including Vietnam, Malaysia, Philippines, Hong Kong and others, we looking to further enforce our already recognized accomplishments in this arena.

        Through cooperation with other technology providers such as J&B Software, we were able to offer customers extended advanced intelligent document capture and recognition solutions and services. Such partnerships were proven to be successful, and in 2007 we won together three clients in the government, transportation and media industry market segments. In these projects, TIS and J&B utilize various technologies and products based on the eFLOW® platform, including Freedom for efficient semi-structured document processing and Smart for robust document classification systems in addition to J&B’s core processing technologies. The implemented solutions include classifying and extracting data from government application forms, connecting to lockbox and processing account receivable documents, and processing invoices and remittance skirts with a list of invoices to balance against accounting systems and update payments.

        In 2008, we also solidified our leadership in the UK marketplace. While we fully integrated CPL business into our core activity, we started to see the fruits of the efforts we invested in this market. The projects we won throughout 2008 in the UK include: a leading UK insurance specialist that has selected eFLOW® as its solution for document processing in order to speed up processing, reduce administration costs and errors, and improve customer service and query resolution; Atkins, the largest engineering consultancy in the UK; the largest multi-disciplinary consultancy in Europe and the world’s eighth largest international design firm, all of which selected eFLOW® as an automated solution for invoice and expense processing; INEOS, a global manufacturer with 70 manufacturing facilities in 14 countries throughout the world, that selected eFLOW® to enable the automatic capturing of complex invoices and business rules; and a British governmental agency that selected eFLOW® to process 5 million documents in six months.

        Warranty and Service

        We generally negotiate our warranty obligations with respect to our products on a case-by-case basis. Normally our warranty period is up to three months We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold worldwide and domestic product liability insurance and professional indemnity policies that provide coverage limited to different amounts up to $10 million. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition. While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

        We have various maintenance and support agreements with our customers. These agreements typically provide us with regular payments of fees ranging 15-18% per annum of the applicable license fees. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

        Governmental Regulation

        The government of Israel encourages research and development projects through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In exchange for assistance provided by the Israeli government in connection with research and development costs we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW® software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to about $80 thousand as of December 31, 2008.

        The terms of the Research Law and the OCS grants restrict our ability to manufacture products outside of Israel or transfer technologies outside of Israel, if those products or technologies were developed using OCS grants or derive from such development. The OCS is empowered, but not required, to allow such manufacture or transfer outside of Israel, Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. Further, even if we receive approval for the transfer of technology outside of Israel, such approval is likely to involve a material payment to the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

        We also benefit from being designated as an “Approved Enterprise” under Israel’s Law for the Encouragement of Capital Investments, 1959. For additional information, see the section below entitled “Law for the Encouragement of Capital Investments, 1959.”

        Additionally, we may be subject to varied regulation in the markets where we sell our products. The burden of complying with such regulatory schemes (which may be contradictory) could have a material adverse effect on our ability to diversify or grow our sales.

        Organizational Structure

        Top Image Systems Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide, the most significant and operational of which are the following wholly owned subsidiaries:

–	TIS America Inc. (incorporated in Delaware),

–	Top Image Systems UK Limited (incorporated in the United Kingdom);

–	Top Image Systems (2007) UK Limited (incorporated in the United Kingdom), formerly know as CPL;

–	TIS Deutschland GmbH (incorporated in Germany);

–	Top Image Systems (Singapore) Pte. Ltd (incorporated in Singapore), formerly known as Asiasoft (S) Pte Ltd;

–	Top Image Systems (China) Ltd (incorporated in China), formerly known as Asiasoft Systems China Ltd;

–	Top Image Systems (Hong Kong) Ltd. (incorporated in Hong Kong), formerly known as ACME Solutions Ltd;

–	TIS Japan Ltd. (incorporated in Japan).

        Each of Top Image Systems (Singapore) Pte. Ltd., Top Image Systems (China) Ltd., and Top Image Systems (Hong Kong) Ltd., is the wholly-owned subsidiary of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd. The names of Asiasoft Global and all of its subsidiaries were changed following our acquisition of the stock of Asiasoft Global. The acquisition of Asiasoft Global was performed in two stages. In July 2007 we acquired 51% of the outstanding shares of Asiasoft Global and in January 2009, we acquired the remaining 49%.

        Top Image Systems Hong Kong Ltd., primarily provides software development and customization services in Hong Kong area. Top Image Systems (Singapore) Pte. Ltd., provides system integration services for document workflow and imaging in Singapore, Malaysia and its surrounding area. Top Image Systems (China) Ltd., is a Shanghai-based company that provides outsourcing software services and serves as our main contact for business in China.

        In December 2008, we ceased operations of our business conducted by Asiasoft Solution Guangzhou Ltd. a wholly-owned Chinese subsidiary of Asiasoft Global. Asiasoft Solution Guangzhou Ltd., was engaged in software development and integration services in Southern China region of Guangzhou. For more information see “Recent Developments.”

        We owned 100% of the issued and outstanding share capital at e-Mobilis Ltd., an Israeli company. e-Mobilis was dissolved in February 2009.

        We also hold several non-operating subsidiaries in Asia that serves for various purposes of former Asiasoft Group of companies.

Property, Plant and Equipment

        Our principal executive offices located in Ramat Hahayal, Tel Aviv, Israel and our principal business and service operations are located around the world in Cologne, Germany, London and Leeds, United Kingdom, Tokyo, Japan, Singapore and Shanghai, China. We also have several regional offices in Paris, France, Delft, the Netherlands and Hong Kong.

        All facilities are leased – we do not own any real property. The following table sets forth details of the square footage and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date

Tel Aviv, Israel (1)	16 thousand	700	2012
Cologne, Germany	12 thousand	430	2013
London, United Kingdom	8 thousand	170	2011
Leeds, United Kingdom	8 thousand	90	2011
Tokyo, Japan	12 thousand	250	2010
Singapore (2)	9 thousand	230	2012
Shanghai, China	6 thousand	260	2011

(1)	The lease on facility in Tel Aviv (of approximately 700 square meters, including approximately 110 square meters that we sublease to third party for monthly rentals fees of $ 3 thousand.

(2)	The lease on facility in Singapore (of approximately 230 square meters, including approximately 20 square meters that we sublease to third party for monthly rentals fees of $ 2 thousand.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis of financial conditions and results of operations.

        You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties, including those discussed in “Item 3. Key Information–Risk Factors.” See “Forward-looking statements” at the beginning of this annual report.

        Overview

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

        We develop and market our software solutions to wide range of customers, based on one end-to-end solution that automatically classifies, recognize and understand data that processed into the organization systems. We process, validate and integrate the data into ERP, CRM and workflow systems, while our solution, eFLOW® Unified Content Platform, performs business-critical key data capture, lying within incoming documents (paper forms, eForms, fax, image files, microfiche and electronic).

        As a result of our acquisition of Asiasoft, we also engaged in the sale of third party products and other related value added services, mainly in the Asia Pacific, and in the development and marketing of our AwareIMS solutions for data capture and document management. We have yet to finalize the integration of AwareIMS into eFLOW® Unified Content Platform and therefore our AwareIMS solutions sold mainly for domestic Asia Pacific customers, on a stand-alone basis.

        During the last two years of 2008 and 2007, our efforts were aimed mainly at expending our business through acquisitions and then integration of such acquisitions into our existing business. We also performed a restructuring plan, in December 2007, to redesign Company’s structure and activities and adjust it to post acquisition era. Our business plan for that time period included measures to reduce our cost structure and align our costs and revenues, including reduction of our global workforce and the consolidation of several of our activities. The plan included dividing our operations into certain identifiable profit center, consolidating certain operations and reducing personnel.

        In connection with the implementation of the plan, we recorded $0.8 million in reorganization expenses in December 2007, associated mainly with payroll expenses and other costs.

        In December 2008, we decided to terminate our South China operations and shut down our facility in Guangzhou. We believe that this business is not fully matured for that part of the Chinese market. Therefore, we decided to focus more on our eFLOW® core business.

        During 2008 we increased our revenues and we believe that the revenue growth was primarily due to:

—	Additional business derived by the acquisitions made in 2007 and materialized fully in 2008 after successful integration with our main business.

—	The increase in sales of our European subsidiaries, especially in Germany, followed by new customers gains and successful expansions of existing customer base.

—	Recognition of revenues from large customers contracts, including major contracts awarded in Asia Pacific and Latin and North America.

        Our operating loss for 2008 decreased compared to 2007, however, our result were impacted by the goodwill and other intangible assets impairment. Had we not incurred such impairment, our operating results would reflect operating profit in amount of $137 thousand.

        Our operating loss in 2008 was also affected by an amount of approximately $89 thousand for share-based compensation expense and amortization of acquisition-related intangibles in amount of $560 thousand. We expect costs relating to share-based compensation to continue to have an adverse impact on our results of operations.

        In 2008 we had net income of $604 thousand compared to net loss of $6,348 thousand in 2007. Our net income in 2008 was affected by several factors, mainly by financial income in amount of $3,136 thousand due to decrease in market value of convertible debentures. It was also negatively affected by result of loss from discontinued operations of Guangzhou business amounted $840 thousand.

        Sale Cycle

        Our sales to end-user customers, value-added resellers, distributors and system integrators are made on open credit terms and we do not hold collateral to secure payment. The terms of the arrangements with these customers do not provide them with the right to return of the purchased products or solutions. Payment with respect to such sales is generally due within a specified period following receipt of an invoice. The period varies from customer to customer, but usually we provide credit terms of up to 120 days for end-user customers and up to 150 days for resellers, distributors and system integrators. In some arrangements, management can offer longer payment terms as mentioned above, evaluating business sense, creditworthiness of the customer and other facts needed to establish such decision. We are not party to any extended payment arrangements.

        Our sales cycle for eFLOW® solutions ranges from 9 to 12 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations. Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales. Consequently, our product revenues may vary significantly by quarter.

        Geographical Considerations

        The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
(U.S. Dollars in thousands)

	2006		2007		2008
	$	%	$	%	$	%

Europe	11,386	56%	12,987	56%	16,025	50%
Far East (excluding Japan)	2,442	12%	6,759	29%	10,225	32%
Japan	3,633	18%	1,844	8%	2,329	7%
North and South America	2,153	11%	1,258	6%	3,191	10%
Africa	536	3%	287	1%	239	1%
Israel	74	0%	54	0%	213	0%

Total	20,224	100%	23,189	100%	32,222	100%

        Acquisitions and Dispositions

        Our business and financial position during the two years ended December 31, 2008 were influenced by two acquisitions described below:

■	In April 2007, we acquired all the outstanding shares of CPL for amount of $4,600 thousand to increase our presence in the UK as well as in the European market in general. In February 2008, we paid additional consideration of $240 thousand to the seller of CPL upon achievement of certain milestone and according to stock purchase agreement.

■	In July 2007, we acquired 51% of Asiasoft and all the shares of the Asiasoft subsidiaries that were not owed by Asiasoft for an aggregate sum (including acquisition costs) of $2,700 thousand to provide us with a comprehensive and established infrastructure in China, Singapore, Hong Kong. In January 2009, we completed the second and final step in the acquisition of Asiasoft, by acquiring the remaining 49% of its share capital and issuing to Mr. Toh Kian Hong, the seller of these shares, 400,000 ordinary shares representing approximately 4.2% of our issued and outstanding share capital.

        The acquisitions were accounted for as purchase, and, accordingly, the purchase price for the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to acquisitions are included in our consolidated statements of operations from the date of acquisitions.

        In December 2008, we decided to terminate our operations in South China and shut down our facility in Guangzhou. We stopped marketing and deploying capture solutions development projects in South China, terminated all the employment contracts of our Guangzhou team and closed the Guangzhou facility.

        Convertible Debentures Repurchase Plan

        On March 2008, our Board of Directors has approved a plan to repurchase some of our outstanding Series A convertible debentures that were issued in December 2006 on the Tel Aviv Stock Exchange. Our Board of Directors approved an aggregate amount of $2,500 thousand for the repurchase.

        Since we adopted the plan and as of March 31, 2009, we repurchased a total of NIS 17,511 thousands par value ($ 4,605 thousands) convertible debentures, for total consideration of $2,224 thousand.

        Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

—	Revenue recognition

—	Allowance for doubtful accounts

—	Marketable securities

—	Goodwill and other intangible assets

—	Convertible Debentures

—	Fair value measurements

—	Contingencies

—	Deferred taxes

—	Share-based compensation

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

        If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on Statement of Position No.81-1 “Accounting for performance of certain construction type and certain production type contract” , on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2008, no such estimated losses were identified.

        Deferred revenues represent mainly unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

        We generally do not grant a right of return to our customers.

        Allowance for doubtful accounts

        We maintain an allowance for doubtful accounts for estimated losses inherent in our accounts receivables portfolio. In establishing the required allowance, we base our determination, among other factors, on information available about the debtors’ financial condition, the volume of their operations and our evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is determined to be remote.

        Marketable securities:

        We account for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). We determine the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available-for-sale and reported at fair value.

        Unrealized gains and losses are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders’ equity.

        FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. We consider various factors to determine whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the marketable securities’ carrying amount and its fair value. For the year ended December 31, 2008, we recorded an other-than-temporary impairment loss in the amount of $ 420 thousand as financial expenses.

        Valuation of Long-Lived Assets, Goodwill and other intangible assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), we perform tests for impairment of long-lived assets whenever events or circumstances suggest that other long-lived assets may not be recoverable. This analysis differs from our goodwill analysis in that an impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the asset we are testing for impairment. If the forecasted cash flows are less than the carrying value, then we must write down the carrying value to our estimated fair value based primarily upon forecasted discounted cash flows. We recorded impairments of certain acquisition-related amortizable intangible assets of $497 thousand in 2008 based primarily upon forecasted discounted cash flows. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

        The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), require that a two step impairment test be performed on goodwill. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value.

        The Company operates in one operating segment, and this segment comprises two reporting units – “ASG” and “ROW” (rest of the world – all companies in the group, except AsiaSoft) for purposes of SFAS 142. We conduct our annual goodwill impairment test assigned to ASG and ROW during the second and the fourth quarters of the year, respectively, or more frequently if impairment indicators are present..

In December 2008, due to the changes in the global economy and in our business, we determined that goodwill had been impaired. We obtained an independent appraisal to assess whether goodwill and other intangibles carried on our books needed to be written down.

        The appraisal was conducted in accordance with paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the discounted cash flow approach to measure the fair value of ROW and ASG reporting units, the result of which indicated that the carrying amount of ASG reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of ASG reporting unit was assigned, as determined in the first step, to the reporting unit’s individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the implied fair value of the goodwill. As a result, we impaired goodwill of ASG reporting unit to its fair value by $1,342 thousands as at December 31, 2008.

        We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of additional impairment loss.

        Convertible debentures

        The Company adopted SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.

        Prior to the adoption of SFAS 159, the Company accounted for convertible debt in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The convertible debt holder’s conversion right provision and the linkage of the convertible notes to the U.S. Dollar with a floor on the NIS/ U.S. Dollar exchange rate, collectively, the debt features, contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they are required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. Prior to the adoption of SFAS 159, the fair value assigned to the embedded derivative instrument was marked to market in each reporting period and was included in long term liabilities on the balance sheet.

        Fair value of financial instruments

        The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

        The fair values for marketable securities are based on quoted market prices.

        Effective January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), except as it applies to the nonfinancial assets and liabilities subject to FSP No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

        As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        In accordance with SFAS 157, we measure our marketable securities and convertible debt at fair value. Marketable securities are classified within Level 2, because the valuation inputs are based on unadjusted quoted prices and market observable data of similar instruments in inactive markets. Convertible debt is classified within Level 1, since this asset is valued using quoted market price in an active market.

        Contingencies

        From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. When we believe that it is probable that we will not prevail in a particular matter and damages can be reasonably estimated, we then estimate the amount of the liability based in part on advice of legal counsel.

        Income Taxes

        We account for income taxes under SFAS 109, “Accounting for Income Taxes”. Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization, are included in the balance sheets, when, in our estimation, their realization is more likely than not.

                Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A valuation allowance has been made for all of our deferred tax assets and those of our subsidiary companies, since we believe that it is more likely than not that the deferred tax assets will not be realized, as we are uncertain as to whether loss carry forwards will be utilizable in the foreseeable future.

        In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. It also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties,

        We adopted FIN 48 as of January 1, 2007. Prior to 2007, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provisions of SFAS 5 and FIN 48. Therefore no adjustment was recorded to the accumulated deficit in our consolidated financial statements.

        Share-based compensation

        We implemented SFAS 123R using the modified prospective method starting January 1, 2006. We have selected the Monte-Carlo option-pricing model to determine the fair value of our awards on the date of grant. The Monte-Carlo Simulation for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected life of employee stock options is a derived output of this assumption from the Monte-Carlo Simulation. The Company has historically not paid dividends and has no foreseeable plans to pay such dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

        An implementation of SFAS 123R resulted in increase in our operating expenses. We expect to grant additional stock-based awards in future years which will result in additional share-based compensation expense.

        On December 11, 2008, effective as of January 1, 2009, our Board of Directors approved a plan in which we offered our option holders an opportunity to surrender their “underwater” vested options and be issued with new options, each having an exercise price of $1.30 per share. The number of the options which have been outstanding before the introduction of the plan was approximately 1.5 million options with an average exercise price of $3.17 a share.

        As of March 31, 2009 we issued options to purchase up to 641 thousands of our shares in replacement of 1,071 thousands options that have been surrendered to us. The reduction in the number of options to be issued was based on a formula that takes into account our share price as of January 1, 2009, the original option exercise price and the total number of the options held by each option holder. The total value of the options held by each option holder before and after the exchange of the options remained the same. Except for the exercise price and the number of TIS shares, each new option has the same terms as the original option and will expire on the expiration date of the original option.

        Recently Enacted Accounting Pronouncements

        In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(revised 2007), “Business Combinations” which will be effective for business combinations occurring in periods beginning after December 15, 2008. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We do not expect the adoption of FSP SFAS No. 142-3 to have a material impact on our consolidated financial statements.

        In December 2007 the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51, or SFAS 160. SFAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We currently evaluating the impact of SFAS 160 on our consolidated financial statements as it relates to acquisition of additional 49% in ASG.

        In February 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". The Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157.We adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

        In November 2008, the FASB ratified EITF Issue No. 08-6, Equity Method Investment Accounting Considerations, or EITF 08-6. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material impact on our consolidated financial statements.

        Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	37.8	56.8	46.8

Gross profit	62.2	43.2	53.2
Research and development costs, net	8.9	10.3	5.5
Selling and marketing expenses	30.9	39.8	28.8
General and administrative expenses	19.8	24.4	18.5
Restructuring costs	-	3.7	-
Impairment of Goodwill and other intangible
assets	-	-	5.7

Total operating expenses	59.6	78.2	58.5

Operating (loss) profit	2.6	(35.0)	(5.3)
Financial income, net	1.6	8.1	9.7

Income (loss) from continuing operations
before taxes on income	4.2	(26)	4.4
Taxes on income	(0.2)	(1.0)	(0.2)
Other Income	-	0.8	-
Net loss from discontinued operations	-	(0.4)	(2.6)

Equity profits from investment in affiliated
companies	-	0.2	0.3

Net income (loss)	4	(27.4)	1.9

        Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Revenues. Total revenues for the year ended December 31, 2008 amounted to $32,222 thousand compared to $23,189 thousand for the year ended December 31, 2007, an increase of 39.0%. The increase in revenues is mainly due to revenues generated through our newly-acquired businesses, CPL and Asiasoft, which were acquired during 2007.

        Product revenues increased by $4,690 thousand or by 40.0%, from $11,701 thousand in 2007 to $16,391 thousand in 2008. The increase in product revenues was primarily as a result of the hardware and third party revenues of the acquired business, Asiasoft. Service revenues increased by 4,343 or by 37.8%, from $11,488 thousand in the year ended December 31, 2007 to $15,831 thousand in the year ended December 31, 2008. The increase in service revenues were as a result of both, the business acquisition in 2007 and actual increase in customer demand for professional services related to our eFlow product.

        Cost of Revenues. Cost of Revenues increased by 14.5%, from $13,170 thousand in 2007 to $15,075 thousand in 2008. The increase is a result of higher revenues that resulted in higher expenses to third party product costs, mainly at Asiasoft. The increase was partly offset by a decrease in labor expenses resulted from: (i) a reduction of 6%- 10% in employees and managers payroll that took place on October 2008 (ii) a onetime expense recorded in 2007 due to an acceleration of employees’ options vesting.

        Research and Development. Research and Development expenses decreased by 26.4%, from $2,393 thousand in 2007 to $1,762 thousand in 2008. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The decrease in Research and Development expenses was primarily attributed to a decrease in labor expenses due to: (i) a reduction of 6%- 10% in employees and managers payroll that took place on October 2008 (ii) a onetime expense recorded in 2007 due to an acceleration of employees’ options vesting (iii) decrease in number of employees.

        Selling and Marketing. Selling and Marketing expenses amounted to $9,292 thousand in the year ended December 31, 2008 and $9,231 in the year ended December 31, 2007. The increase in sales commission as a result of the increase in revenues was offset in full by the decrease in labor expenses due to: (i) a reduction of 6%- 10% in employees and managers payroll that took place on October 2008 (ii) a onetime expense recorded in 2007 due to an acceleration of employees’ options vesting.

         General and Administrative Expenses. General and Administrative expenses in the year ended December 31, 2008 amounted $5,956 thousand, compared to $5,655 for the year ended December 31, 2007. This increase of 5.3% is attributable to our newly acquired businesses, CPL and Asiasoft, during 2007, which was partly offset by a decrease in labor expense due to: (i) a reduction of 6%- 10% in employees and managers payroll that took place on October 2008 (ii) a onetime expense recorded in 2007 due to an acceleration of employees’ options vesting.

        Restructuring and other special charges. We didn’t have restructuring charges in 2008. Restructuring and other special charges in 2007 amounted to $849 thousand attributable to staff reduction and the resulting payment of termination benefits.

        Goodwill and other intangible assets impairment. Our Goodwill and other intangible assets comprise from several acquisitions we made in recent years is subject to evaluation for impairments in accordance with SFAS No. 142. In December 2008, due to economic downturn, uncertainty and changes in our business activities, goodwill and other intangible assets were impaired. We partly impaired a goodwill related to ASG reporting unit and certain intangibles assets by $1,839 thousand in 2008 to their fair value in the amount of $5,813 thousands and $336 thousands, respectively, as of December 31, 2008. We didn’t have any impairment in 2007.

        Financial Income, net. Our net financial income for the year ended December 31, 2008 increased by 67.8% to $3,136 thousand, from $1,869 thousand for the year ended December 31, 2007. This increase is primarily due to the decrease in fair value of our convertible debentures, which are recorded, starting January 1, 2008, in accordance with SFAS No. 159, at their market value (for further details please refer to the Note 11 of our financial statements).

        Net loss from discontinued operations. In December, 2008 we decided to terminate our operations in Southern China and shut down our facility in Guangzhou. Net loss from these discontinued operations was approximately $840 thousand for 2008 and net loss of $104 thousand for 2007. For more information about the shut down of our Guangzhou facility, see “Information about the Company-Recent Developments.”

        Net income (loss). As a result of the foregoing and also results attributable to taxes on income, other income and equity profits from investment in affiliated companies which its total effect considered to be insignificant to our entire operations, we derived net income in amount of $604 thousand in 2008, compared to net loss of $6,348 thousand in 2007.

        Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Total revenues for the year ended December 31, 2007 amounted to $23,189 thousand compared to $20,224 thousand for the year ended December 31, 2006, an increase of 14.7%. Product sales decreased by $443 thousand or  4%, from $12,144 thousand in 2006 to $11,701 thousand in 2007, mainly because of a longer sales cycle and the smaller size of deals the decrease was partially offset by revenues generated by recently acquired subsidiary Asiasoft. Service revenues increased by $3,408 thousand, or approximately 42.2%, from $8,080 thousand in the year ended December 31, 2006 to $11,488 thousand in the year ended December 31, 2007. The increase is mostly attributable to higher maintenance revenue as a result of a recently acquired subsidiary, CPL.

        Cost of Revenues. Cost of revenues increased by $5,522 thousand or 72.2%, from $7,648 thousand in the year ended December 31, 2006 to $13,170 thousand in the year ended December 31, 2007. The increase is a result of an increase in revenues and expenses to third party providers mainly at Asiasoft.

        Research and Development. Research and development expenses in the year ended December 31, 2007 amounted to $2,393 thousand compared to $1,792 thousand for the year ended December 31, 2006 mainly due to an increase in headcount and influence of NIS/Dollar exchange rate.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses in the year ended December 31, 2007 amounted to $14,886 thousand compared to $10,263 thousand for the year ended December 31, 2006. This increase of $4,623 thousand or 45%, is mainly attributable to the expansion of our sales force and establishing roots for major sales centers in several locations worldwide in addition to expected growth in expenses as result of our Asiasoft and CPL acquisitions.

        Restructuring charges. Restructuring and severance charges expenses in the year ended December 31, 2007 amounted to $849 thousand and are attributable mainly to reduction of headcount termination benefits.

        Net Financing Income (expense). Financing income for the year ended December 31, 2007 amounted to $1,869 thousand, compared to financing expense of $325 thousand for the year ended December 31, 2006. The move from financing expense to income was primarily due to the change in fair value of the embedded derivative of convertible debenture.

        Net income (loss). As a result of the foregoing, our net loss for the year ended December 31, 2007 was $6,348 thousand, compared to a net income of $801 thousand in year ended December 31, 2006.

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

        In the early to mid 1980s, Israel’s economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was 3.4% and 3.8% in 2007 and 2008, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2007 and 2008, the appreciation of the NIS against the dollar, which amounted to 8.97% and 1.1% respectively, exceeded the inflation rate for the same periods.

        From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

        Political and Economic Conditions in Israel Affecting our Business

        Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led government of the Palestinian Authority. Such hostility has culminated in the recent armed conflict in the Gaza Strip in January 2009. Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

        Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. Moreover, in the event of armed conflict in which Israel is involved or the threat of such conflict, our executive officers and employees might be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to expand our business or replace employees on active military duty. Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service. Any disruption in our operations could adversely affect our ability to develop and market products.

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

        Liquidity and Capital Resources

        As of December 31, 2008, we had $8,360 thousands in cash, cash equivalents, short-term deposits and long-term marketable securities, compared to $12,893 thousands as of December 31, 2007.

Our capital resources today based and derived from issuance of convertible debentures on the Tel Aviv Stock Exchange in amount of NIS 61,900 thousand (approximately $14,800 thousand at the date of issuance). During 2008 and 2007, we generated negative cash flow from operating activities in the amounts of $3,014 thousands and $3,671 thousand respectively.. We believe that our current cash, cash equivalents, cash deposits and marketable securities and our forecasted positive cash flows for future periods, will be sufficient to meet our cash requirements for both the short and long terms.

        In March 2008, our Board of Directors has approved a plan to repurchase some of our outstanding Series A convertible debentures that we issued in December 2006 on the Tel Aviv Stock Exchange. The Board has authorized the payment of up to $2,500 thousand for the repurchase. Since we adopted the plan, we repurchased a total of NIS 17,511 thousands par value ($4,605 thousands) convertible debentures, for total consideration of $2,224 thousand Along with the acquisitions we made in 2007 and funds we used to integrate these acquired entities into the Group, the repurchase of the convertible debentures was another reason for the decrease in the amount of our liquid assets as of December 31, 2008, as compared with December 31, 2007 and December 31, 2006.

        Net cash used in operating activities for the year ended December 31, 2008 was $3,014 thousand as compared to $3,671 thousand in 2007. The decrease in cash used in operating activities in 2008 was attributed to the increase in net profit compared to 2007 loss, which was offset mainly by the decrease in fair value of our convertible debentures and the decrease in deferred revenues.

        Net cash provided by investing activities for the year ended December 31, 2008 was $423 thousand as compared to $4,515 thousand in 2007. In both of 2008 and 2007, net cash provided by investing activities consisted primarily of redemption and maturity of marketable securities, which were partially offset by payments for the acquisitions in 2007.

        For the year ended December 31, 2008, the aggregate amount of our capital expenditures was $308 thousand. These expenditures were principally for the purchases of computer hardware and software.

        Net cash provided by financing activities was $372 thousand in 2008 compared to $804 thousand in 2007. The decrease net cash provided by financing activities attributable to changes in borrowings from the banks, offset by the amounts used in repurchase of convertible debentures.

        In 2007, we invested in marketable securities, with contractual maturities of up to 38 years, which were classified as available-for-sale. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. The securities were recorded as of December 31, 2007 at amortized cost that equals their market value. During 2008, we sold $4,000 thousand of the amount invested as of December 31, 2007 at their par value. As of December 31, 2008 our investments in auction rates securities (“ARS”) are valued at $1,050 thousand, before a write off, as discussed below. These securities have contractual maturities of up to 38 years, are collateralized by student loans guaranteed by the U.S. Department of Education. Those securities are AAA rated, as rated by Standard & Poor’s and Moody’s rating services. Due to events in credit markets starting February 2008, the auction events for these instruments failed and therefore they are not currently trading and as a result do not currently have a readily determinable market value. However, we continue to earn interest on our auction rate securities at the maximum contractual rate (which was a blended rate of 1.961% at December 31, 2008) and there has been no payment default with respect to such securities. Accordingly, the estimated fair value of these auction rate securities no longer approximates par value. As of December 31, 2008 the outstanding investment in marketable securities were impaired and are recorded at 60% of their par value. The other than temporary impairment of available-for-sale securities totaled $ 420 thousand for the year ended December 31, 2008, and such losses were recorded under “financial income, net” on our financial statements.

        Convertible debentures

        On December 27, 2006, we completed a public offering of approximately NIS 61,900 thousand (approximately $14,800 thousand) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was comprised of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures are linked to the US Dollar with a floor on the NIS/U.S. Dollar exchange rate of 4.2 (i.e. if the exchange rate will be lower than the rate at issuance date the liability will be the NIS amount at the issuance date) and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. After taking into account a concurrent private placement to the underwriter of NIS 500 thousand aggregate principal amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were NIS 59,870 thousand (approximately $14,526 thousand).

        The debentures may be converted at the election of the holder into our ordinary shares at the conversion price of NIS 20.30 (approximately $5.2) per share. We also have the right to force conversion on or after October 1, 2009 if our share fair market value (as defined in the debenture documents) reaches NIS 25.50 (approximately $6.7) in the last 30 trading days in TASE on or after October 1, 2009. This offering was made in Israel to residents of Israel only. The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

        In 2007, NIS 500 thousand of convertible debentures were converted into 24,631 shares of NIS 0.04 par value .The total equity issued as a result of the conversion is $124 thousand.

        In March 2008 our Board of Directors approved a plan for the repurchase of some of our outstanding Series A convertible debentures that were issued in December 2006 on the Tel Aviv Stock Exchange. According to the plan, these repurchases may be in open market transactions, privately negotiated transactions or a combination of the two. Our Board of Directors have authorized the payment of up to $2,500 thousand for the repurchase. As of March 31, 2009, we repurchased a total of NIS 17,511 thousands par value ($4,605 thousands) convertible debentures, for total consideration of $2,224 thousand. The outstanding balance as of March 31, 2009 of our convertible debenture is NIS 43,363 thousands ($10,324 thousands).

        Lines of Credit

We currently have a short-term line of credit with First International Bank of Israel. The total amount available as of March 31, 2009 under this line of credit is the lesser of $1,000 thousand and 60% of certain eligible trade receivables.

As of December 31, 2008, we had an outstanding credit in NIS and USD at approximately $1,323 thousands and $1,482 respectively. The revolving line of credit in NIS bears interest at a rate of Prime+1.75% (as of December 31, 2008, the prime rate was 4%). The revolving line of credit in USD bears interest at a rate of Libor+2% (as of December 31, 2008, the Libor rate was 0.135%). As of December 31, 2008, we have approximately $400 thousand of outstanding credit nominated in Singapore dollars, due to line of credit in our Singapore subsidiary. The revolving line of credit in Singapore dollars bears interest at a rate of Prime Lending Rate (“PLR”)+1.5% (as of December 31, 2008, the PLR was 3%). As of December 31, 2008, we have approximately $381 thousand of outstanding credit nominated in GBP, due to line of credit in our UK subsidiary. The revolving line of credit in GBP bears interest at a rate of 2%. Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets in Israel and by restricted cash deposits in the UK and Singapore. Our ability to issue securities is restricted. In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets. Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank. As of December 31, 2008 we were not in any such default.

        Research and Development, Patents and Licenses.

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. In 2008, as part of our restructuring effort we attempted to reduce our research and development cost without compromising any significant research and development program. We were successful in reducing our research and development expenses to $1,762 thousand in 2008 from $2,393 thousand in 2007 without affecting any material research and development program. As of December 31, 2008, 12 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

        The main focus of our research and development in 2008 was releasing new version of eFLOW®, that was released at the end of 2008.

        For the complete eFLOW® Version 4.5 overview, please read Item 4 “Information about the Company – Products” in this annual report.

        Trends

        In general, globalization increases the need for document capture in multiple languages. The proliferation of low-cost scanners enables additional data capture as well as lowers cost, driving higher ROI for capture solutions. Information overload reduces the effectiveness of manual processes. We expect the data capture industry to continue to move toward consolidation. We are addressing these trends by solidifying our relationships with our existing partners and seeking to become the preferred data capture solution provider for many large integrated system providers.

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

        We anticipate that growth will continue in the data capture market. Industry experts estimate the worldwide end user capture software market at $1.3 billion in 2007 and expect CAGR of 15% from 2005 to 2010.

        While the current economic downturn is likely to affect us, we believe our sector relatively less vulnerable compared to other sectors. Our niche market is associated with efficiency and improved processes, and companies can demonstrate a fast return on investment. Purchasing a system doesn’t require a great deal of investment for our customers and does not include any major changes in operation. In past downturns, our sector has been less prone to reductions in IT spending than most other segments in the software solution market. We do, however, experience price reduction while professional services stay stable and become more specific in their nature. For more information regarding the impact of the recent economic downturn see “Key Information – Risk Factors.”

        The area of document classification is gaining momentum and we see this as the new growth of the capture market. This solution is targeted to organizations with business to consumer orientation such as banks, utility companies, insurance companies, and telecommunication service provides. We have a number of references and successes and proved we have a superior technology.

Off-Balance Sheet Arrangements

        We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations

        The following is a summary of our significant contractual obligations as of December 31, 2008:

	Payment due by period ($ thousands)
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating Lease Obligation	3,200	1,247	1,512	441
Convertible debenture	14,196	3,635	7,098	3,463
Accrued severance pay					1,196

        Our contractual obligations and commitments at December 31, 2008 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, a right to use a third party software (see below) and contractual and legal obligations to employees and officers’ severance expense. Such obligations are detailed in Note 12 to the consolidated financial statements for the year ended December 31, 2008 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

As discussed in Note 13 of the Notes to Consolidated Financial Statements for the year ended December 31, 2008 contained elsewhere in this annual report, effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109.” As December 31, 2008, we had a total liability of $122 thousand for gross unrecognized tax benefits. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

        As for our short term loan, please see discussion under “Liquidity and Capital Resources – Lines of Credit” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth the identity of our directors, and senior management as of March 31, 2009. The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Name	Age	Title

Izhak Nakar	56	Chairman of the Board
Ido Schechter	48	Chief Executive Officer and Director
Gili Shalita	33	Interim Chief Financial Officer
Oded Leiba	38	UK General Manager
Ofir Shalev	37	Vice President of Research and Development
Asael (Asi) Karfiol	44	External Director
Elie Housman	71	Director
Lior Lurye	42	External Director
Lyron Bentovim	39	Director

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

        Ido Schechter has been the CEO of TIS since January 2002 and has been a director since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP(2), an initiative of TIS to offer data collection services via the Internet, using the eFLOW® platform solution. Prior to that Dr. Schechter had been the TIS’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

        Gili Shalita has been the Interim CFO of TIS since August 2008.  From August 2007 until she became Interim CFO, Ms. Shalita served as the Director of Finance of the Company.  Prior to joining TIS, Ms. Shalita served as the Controller of PMC-Sierra Israeli branch (Formerly: Passave) since March 2005. From July 2003 until March 2005, Ms. Shalita served as risk and control manager of Intel Israel. Between the years 2000 and 2003, Ms. Shalita worked at Ernst & Young Israel, as a CPA in the high-tech practice group. Ms. Shalita is certified licensed public accountant (Isr.). She holds a B.A. in Economics and Accounting from the Tel Aviv University and an M.B.A. in Finance from the Bar Ilan University.

        Oded Leiba has been serving as the UK General Manager since May 2001. From May 1999 to May 2001, Mr. Leiba was our representative in Japan and worked with our exclusive distributor, EDMS, for a period of three years. Before joining TIS, Mr. Leiba worked as a senior level programmer at VISA where he was involved in the installation of the first of our forms-processing system (AFPS) from the client side. Oded Leiba holds a Bachelor of Arts in Computer Science and Business Management from Tel Aviv University.

        Ofir Shalev has been serving as Vice President of Research and Development since October 2002. Prior to his promotion to Vice President of Research and Development, Mr. Shalev served as our Director of Recognition for three years. During this period, Mr. Shalev was responsible for the development of our semi-structured data module that plugs into the eFLOW® Unified Content Platform®. Before joining TIS, Mr. Shalev served as a senior development leader at the Israeli Defense Force. Mr. Shalev holds a Bachelor of Science degree from the Technion, the Israeli Institute of Technology, and is a candidate for a Master of Science degree in Computer Science from the Open University in Israel.

        Asi Karfiol was elected to serve as an external director of TIS in December 2007. Mr. Karfiol served in various positions in the field of Venture Capital From 2001 through 2007. Mr. Karfiol is serving as General Partner at Hyperion Israel Venture Partners. From 1995 through 2001 Mr. Karfiol held various Vice President positions at Ascend Venture Capital, an Israeli Venture Capital Fund, and at ITI, an American-Israeli Investment Company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastics Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a BSc (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

        Elie Housman has been a director of TIS since May 2000. Mr. Housman joined InkSure in February 2002 as Chairman. Mr. Housman was a principal at and consultant to Charterhouse Group International (“Charterhouse”) from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies, deltathree, Inc., ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Jazz Photo, Inc., and Bartech Systems International, Inc., which are both privately held companies in the United States.

        Lior Lurye was elected to serve as an external director of TIS in February 2009. Since 1999 Ms. Lurye is CEO and owner of Lior Lurye Computer Applications Ltd. and controls Nituah Management Services Ltd. In those capacities she has engaged in the provision of technical and business counsel to companies with regard to information systems, cellular application systems, Internet, CRM and telephony, call centers and automatic services on the Internet. She is also active in foreign real estate investments. She has an Executive MBA, cum laude, from the University of Tel Aviv and a B.Sc. in Mathematics and Computer Science from Touro College.

        Lyron Bentovim has been serving as a director of TIS since November, 2008. Since December, 2001 Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 13.2% of our issued and outstanding capital stock of the Company. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally, Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

        There are no familial relationships between any of the persons named above. Elie Housman was initially appointed to the Board seat by Charterhouse who was a major shareholder of TIS during 2008, pursuant to the terms of the investment by Charterhouse in us and a voting agreement with Mr. Nakar. Charterhouse is no longer a major shareholder in TIS and the voting agreement is no longer in effect. For further details, see “Major Shareholders and Related Party Transactions – Significant Changes in Percentage Holding.” Mr. Housman left the employ of Charterhouse in 2001.

Compensation

        The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2008 was approximately $863 thousand including approximately $60 thousand, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

        The total amount paid or payable to the directors, including external directors, for 2008 was $71 thousand. As of March 31, 2009, 487,122 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 7 persons), of which 451,777 options are currently exercisable or exercisable within 60 days of March 31, 2009. See “Share Ownership.”

        In February 9, 2009 our shareholders approved our Board of Director’s decision that each director will receive compensation for his service as a member of the Board of Directors, in the amount of NIS15,570 (approximately $4,078) per year and NIS3,000 (approximately $769) for each meeting of the Board of Directors or a committee in which they participated or will participate.

        Ido Schechter, our Chief Executive Officer who is also a director is entitled, by virtue of him being an employee of the Company to severance upon termination of his employment. The terms of severance are dictated by Israeli law and provide for one month’s salary for every year in which Dr. Schecter has been employed by the Company.

Committees of the Board

        Audit Committee

        Our audit committee is comprised of Elie Housman, Asael Karfiol and Lior Lurye. The Companies Law requires that public companies appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company. Furthermore, as required by the NASDAQ rules all the members of our audit committee to be independent.

        Compensation Committee

        The Compensation Committee is comprised of Izhak Nakar, Lyron Bentovinan and Asi Karfiol. The function of the compensation includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s directors and executives and the overall compensation programs. The primary objective of the committee is to develop and implement compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value. The committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. However, notwithstanding the provisions of the Compensation Committee Charter, the Board of Directors decided to require the compensation committee to submit its recommendations to the Board of Directors, which shall be solely authorized to approve the recommendations of the compensation committee.

Independent Directors

        The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 4200(a)(15) thereof. The board of directors has determined that Elie Housman, Lyron Bentovim , Lior Lurye and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

        Israeli law requires that a public company, such as TIS, have at least two external directors. The two external directors of the Company are Lior Lurye and Asael Karfiol. The Israeli Companies Law -1999 requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the board of directors. The Companies Law also requires a company’s board of directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. Our Board of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company’s board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Asael Karfiol and Elie Housman both possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The board of directors has determined that Lior Lurye possesses professional competence as required by the above mentioned regulations.

Employees

        We employed the following employees as of December 31, 2007 and 2008:

Facility	No of Employees as of December 31,
	2007	2008

Israel	41	30
Germany and rest of Europe	20	56
Japan	16	13
USA	2	5
United Kingdom	30	23
Singapore and Hong Kong	35	22

Shanghai, China	87	30
Guangzhou, China	63	-

Total	294	179

        We have never experienced any strikes or work stoppages. Substantially all of our employees have employment agreements and none are represented by a labor union.

        We are subject to labor laws and regulations in Israel and in other countries where our employees are located. Although our Israeli employees are not parties to any collective bargaining agreement, we are subject to certain provisions of collective bargaining agreements that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Commerce and Labor.   Israeli labor laws and the laws of other countries where our employees are located may differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as requirements to pay overtime, minimum wages, procedures for dismissal, severance pay or obligatory pensions and mandatory cost of living increases).

Share Ownership

        Board of Directors, Senior Management and Certain Employees

        Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,731,735 ordinary shares representing 18.4% of the Company’s issued and outstanding share capital, as of March 31, 2009. Lyron Bentovim, a director in the Company, beneficially owns 1,237,367 ordinary shares representing 13.2% of the Company’s issued and outstanding share capital, as of March 31, 2009. Ido Schechter, our Chief Executive Officer, beneficially owned 620,281 ordinary shares representing 6.5% of the Company’s issued and outstanding share capital, as of March 31, 2009. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. In addition, the following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 31 2009. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)

Izhak Nakar	96,103	2009-2017	$1.30
Ido Schechter	215,206	2009-2016	$1.30
5 directors and officers as a group	175,812	2009-2017	$1.30

        None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

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

        On December 11, 2008, our Board of Directors approved a plan in which we offered our option holders an opportunity to surrender their “underwater” vested options and be issued with new options, each having an exercise price of $1.30 per share. The number of the options which have been outstanding before the introduction of the plan was approximately 1.5 million options with an average exercise price of $3.17 a share.

        As of March 31, 2009 we issued options to purchase up to 641 thousands of our shares in replacement of 1,129 thousands options that have been surrendered to us. The reduction in the number of options to be issued was based on a formula that takes into account our share price as of January 1, 2009, the original option exercise price and the total number of the options held by each option holder. The total value of the options held by each option holder before and after the exchange of the options remained the same. Except for the exercise price and the number of TIS shares, each new option has the same terms as the original option and will expire on the expiration date of the original option. Below is information with respect to our options plans.

        Employee Share Option Plan (1996)

        In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996). ESOP 1996 is administered by a committee appointed by the board of directors or alternatively the Board itself. The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 1996. Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries. The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary. ESOP 1996 authorized the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options. As of March 31, 2009, no options were outstanding under the plan.

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

        A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of March 31, 2009, options to purchase an aggregate of 51,580 shares were outstanding. Most of outstanding options are exercisable and have exercise prices of $1.30 per share.

        Employee Share Option Plan (2003)

        An additional share option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003. The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform. As of March 31, 2009, options to purchase an aggregate of 684,743 ordinary shares were outstanding. Most of outstanding options are exercisable at an exercise price of $1.30

        Non-Plan Options

        We have reserved 115,000 ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

        As of December 31, 2008, no non-plan options are outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2009 for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

        Beneficial ownership of shares is determined under rules of the SEC (the “Commission”) and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 9,325,638 ordinary shares outstanding as of March 31, 2009.

Name	Number of Shares Beneficially Owned	Percentage of Shares

Nir 4 You Technologies Ltd. (1)	1,562,735	16.8%
Izhak Nakar(1)(2)	1,731,735	18.4%
Skiritai Capital LLC(3)	1,237,367	13.2%
Lyron L. Bentovim(3)	1,237,367	13.2%
Russell R. Silvestri(3)	1,237,367	13.2%
Ido Schechter(4)	620,281	6.5%
Intana Capital Master Fund Ltd.(5)	873,401	9.4%
Intana Management, LLC(5)(6)	886,621	9.5%

(1)	The information is based upon Schedule 13G filed with the Commission by Nir 4 You Technologies Ltd., and Mr. Izhak Nakar on February 17, 2009.

(2)	Includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(3)	The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Skiritai Capital LLC, Lyron Bentovim and Russell Silvestri. Skiritai Capital LLC is the general partner of Leonidas Opportunity Fund L.P., and Leonidas Opportunity Offshore Fund Ltd. Russell R. Silvestri and Lyron Bentovim are the two managing directors of Skiritai Capital LLC. The Amendment attributes ownership of 1,237,367 ordinary shares to Skiritai Capital LLC, Russell Silvestri and Lyron Bentovim.

(4)	The information is based upon Schedule 13G filed with the SEC by Dr. Ido Schecher on February 19, 2009.

(5)	The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Intana Management, LLC, and Intana Capital Master Fund Ltd., on February 5, 2009.

(6)	Includes 873,401 ordinary shares held by Intana Capital Master Fund Ltd.

        Significant Changes in Percentage Holding

        In February 2009, Mr Izhak Nakar, our Chairman of the Board of Directors, and Dr. Ido Schechter, our Chief Executive Officer completed the purchase of 1,687,810 ordinary shares of TIS which were owned by Charterhouse Group International, one of our major shareholders. Mr. Izhak Nakar purchased 1,282,735 shares, through Nir 4 You Technologies Ltd., an investment company under his full control and Dr. Ido Schechter purchased 405,075 shares.

Related Party Transactions

        According to our agreement with Mr. Izhak Nakar, Mr. Nakar is being paid a fee of $1,200, plus reimbursement of any expenses, for every business day invested by him in consideration for his active involvement with the affairs of the Company. During 2008 we paid Mr. Nakar $180 thousands.

        According to our agreement with Dr. Ido Schechter, the Chief Executive Officer of the Company, Dr. Schechter is entitled to base salary of $254 thousands (nominated in NIS) per year and to automobile allowance, pension, retirement, severance, vacation or similar benefits. During 2008 Dr. Schechter was paid $292 thousand. Such amount included his base salary and $38 thousand paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. For a description of Dr. Schechter’s terms of severance see “Compensation.”

        Mr. Lyron Bentovim, a member of our Board of Directors is a managing director of Skiritai Capital LLC, a major shareholder of the Company. Mr. Bentovim is entitled to the payment payable to all of our non-employee directors.

        From time to time, as new members join our Board of Directors, they become parties to our letter of indemnification to be given to our directors and officers. This letter was approved by our shareholders at a shareholders meeting held on November 15, 2005. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $5,000,000.

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

	2008	2007	2006
	$ Thousands

Export Revenues
Export Revenues	32,009	23,135	20,150

Total Revenues	32,222	23,189	20,224
Percentage of Total Revenues	99%	99%	99%

Breakdown of Revenues
Product Revenues	51%	50%	60%
Service Revenues	49%	50%	40%

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

        We obtained the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Taxation.”

        The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our articles of association provide that dividends will be paid at the discretion of, and upon resolution by, our board of directors however, the board of directors at its discretion, may transfer the decision in this matter to the general meeting.

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

Stock price history

        The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market

December 31, 2008	Hi	2.16
	Lo	0.53

December 31, 2007	Hi	4.09
	Lo	1.85

December 31, 2006	Hi	4.44
	Lo	2.80

December 31, 2005	Hi	4.11
	Lo	2.13

December 31, 2004	Hi	5.00
	Lo	2.13

        The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2008	Hi	1.67
	Lo	0.53

September 30, 2008	Hi	1.94
	Lo	1.57

June 30, 2008	Hi	2.16
	Lo	1.69

March 31, 2008	Hi	2.04
	Lo	1.61

December 31, 2007	Hi	3.42
	Lo	1.85

September 30, 2007	Hi	3.55
	Lo	3.04

June 30, 2007	Hi	4.09
	Lo	3.05

March 31, 2007	Hi	3.97
	Lo	3.60

        For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

March 31, 2009	Hi	0.74
	Lo	0.45

February 28, 2009	Hi	0.77
	Lo	0.50

January 31, 2009	Hi	0.77
	Lo	0.55

December 31, 2008	Hi	0.72
	Lo	0.53

November 30, 2008	Hi	1.45
	Lo	0.64

October 31, 2008	Hi	1.67
	Lo	1.3

        Our ordinary shares have been dual-listed for trading on the Tel Aviv Stock Exchange (TASE) since December 3, 2006. Since the date of listing in the TASE, there has been only limited and sporadic trading activity.

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

        On December 27, 2006, we completed a public offering of approximately 61,900 thousand NIS (approximately $14,800 thousands) aggregate principal amount of convertible debentures on the Tel Aviv Stock Exchange. The public offering was composed of 112,500 convertible debentures of NIS 528 (approximately $124) par value each. The convertible debentures are linked to the US Dollar with a floor on the NIS/ U.S. Dollar exchange rate (i.e. if the exchange rate will be lower than the rate at issuance date the liability will be the NIS amount at the issuance date) and will bear interest at the annual rate of six-month LIBOR minus 0.3%. The interest is payable semi-annually commencing on June 30, 2007, and the principal is repayable in four annual installments commencing on December 31, 2009. After taking into account a concurrent private placement to the underwriter of 500,000 NIS aggregate principal amount of convertible debentures and an original issue discount of 4% on all the convertible debentures, the gross proceeds to TIS were NIS 59,870 thousand (approximately $14,100 thousand).

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

In March, 2008, our Board of Directors has approved the payment of up to $2,500 thousand to repurchase some of our outstanding Series A convertible debentures that the Company issued in December, 2006 on the Tel Aviv Stock Exchange. These repurchases may be in open market transactions, privately negotiated transactions or a combination of the two. As of March 31, 2009 we repurchased a total of NIS 17,511 thousands par value ($ 4,605 thousands) convertible debentures, for total consideration of $2,224 thousand .

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

        Directors and other Office Holders

        General

        A director’s ability to vote on a proposal, arrangement or contract in which the director is materially interested is codified, along with the fiduciary duties of all “office holders,” in the Israeli Companies Law. Under the Israeli Companies Law, the term “office holders,” is defined to mean, a director, chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any person filling any of those roles in a company even if his title is different and any other manager directly subordinate to the chief executive officer. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care includes avoiding negligent acts and acting skillfully as a reasonable office holder would act. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder of the company.

        The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.

        In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required. Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest. The transaction must not be adverse to the company’s interest. If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties, then, in addition to any approval required by the board of directors or by the Articles of Association, it also must be approved by the audit committee prior to the approval by the board of directors, and, under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in the approval of a transaction brought before the board of directors or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

        Arrangements regarding the compensation of our directors (whether regarding in their capacity as directors or regarding the provision of other services) require audit committee, board of directors and shareholder approval.

        External Directors

        Under the Israeli Companies Law, public companies are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member. All of the external directors must be members of the Audit Committee. An external director must be an individual resident of Israel, who is qualified to serve as a director. However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

        The initial term of an external director under the law is three years (extendable for an additional three year term) and, with regard to companies whose securities are listed on recognized foreign exchanges, such as TIS, may be extended for additional three-year terms, subject to the approval of the Audit Committee and the Board, presented to the general meeting, that such director’s expertise and special contribution to the operation of the Board warrant that his appointment for an additional period is in the best interests of the company, as provided in Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000. The approval of the general meeting shall require that the majority of votes include one-third of the non-controlling shareholders present at the meeting, or alternatively, that the total of opposing votes does not exceed 1% of the voting rights (and in the event that all Board members are of one gender, one of the external directors should be of the other), in accordance with the provisions of the Companies Law. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

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

        Internal Auditor and Certified Public Accountant

        Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined above), nor an affiliate, nor a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. In addition, the internal auditor may not be a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the general manager. The Company’s internal auditor is Mr. Doron Cohen of Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

        In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company. In our last shareholders meeting, on February 9, 2009, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

        Indemnification of Directors and Officers

        At the shareholders’ meeting on December 18, 2003, the Company adopted new Articles of Association which allow for insurance and indemnification for office holders for future liabilities. At the same meeting, the shareholders approved indemnification of the officers and directors of the Company according to an indemnification letter. At a shareholders meeting held on November 15, 2005, following the amendment of the law in 2005, the shareholders approved the indemnification letter currently in place with regard to the Company’s directors. See “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

        Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on December 31, 2009

        Rights, Preferences, Restrictions of Shares

        Our authorized share capital consists of one class of share, this being ordinary shares. Subject to Israeli law, dividends may be declared at a general meeting, following a recommendation by the directors. We may decide to declare a dividend in an amount that is less than that recommended by the directors or decide not to declare a dividend at all, despite a directors’ recommendation, but may not increase the amount of the dividend to more than the amount recommended by the directors. The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared. The directors shall pay such dividends upon receipt of a valid demand; however we are not liable to pay any interest on dividends.

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

        The determining date as to share ownership for purposes of attending and voting at a general meeting is as set forth in the decision to convene a general meeting but not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date; Notwithstanding the foregoing, Israeli companies such as ours whose shares have been listed for trade both on the Tel Aviv Exchange and recognized foreign stock exchange, which issue proxy statements to their shareholders in conformity with the law of the country where such foreign exchange is located, are entitled to vary such determining date to not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date, and are entitled to certain allowances as to issuing proxy statements to shareholders outside Israel, in accordance with the Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000.

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

Material Contracts

        Other than as described below, neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document:

—	On April 11, 2007, we entered, together with our wholly-owned subsidiary, Top Image Systems UK Limited, into an agreement with Roger and Edward Stocker the shareholders of Capture Projects Limited., a UK company (“CPL”), for the purchase of 100% of the issued and outstanding share capital of CPL. The purchase price paid for the CPL shares was up to GBP2,700 thousand (approximately $5,200 thousand) of which GBP1,800 thousand (approximately $3,520 thousand) were to be paid and the closing of the transactions contemplated by the agreement and the remaining sums were to be paid based on the financial results of 2007. The aggregate payment made in connection with the transaction was $4,845 thousand which amount includes legal costs.

—	In June 12, 2007 Top Image Systems Ltd. entered into a Stock Purchase Agreement with Toh Kian Hong and PC Holdings Pte. Ltd., a Singapore limited liability company for the acquisition of 51% of the issued and outstanding share capital of Asiasoft Global Pte. Ltd., a Singapore limited liability company. The consideration paid for the Asiasoft shares consisted of up to $980 thousand in cash. $745 thousand of the cash consideration was paid at the closing of the transaction contemplated by the agreement and the remaining $245 thousand were held back against breaches of the sellers’ representations and warranties and were to be paid 12 months after the closing. The agreement also included the assumption of liabilities related to the acquisition of the minority interest in Shanghai Asiasoft Ltd., a subsidiary of Asiasoft Systems China Limited, a subsidiary of Asiasoft Global for approximately $600 thousand. The transactions closed in July 2007. The aggregate amount paid in connection with that acquisition, including transaction costs, was $2,700 thousand.

—	In connection with the foregoing acquisition Top Image Systems Ltd. Also entered into a Call Option Agreement with Toh Kian Hong, dated June 12, 2007, for the purchase of the remaining 49% of the issued and outstanding share capital of Asiasoft Global. The option for the purchase of the remainder of the shares was exercisable for a purchase price of $1,490 thousand which was to be paid in cash or, at the direction of TIS, in a combination of cash and TIS stock. The call option agreement also provided that to the extent payment is made in part in shares of TIS, the seller shall be granted “piggyback”registration rights with respect to such shares for a period of 18 months following the exercise of the option, allowing the seller to register the TIS shares owned by him if TIS registers any of its own securities for trade during such period. To the extent that no TIS shares will be registered by TIS for trade during such period, the seller may, within 20 days after termination of that 18 month period, demand registration his shares to the extent that they may not by then be sold under rule 144 of the Securities Act of 1933.

—	On January 4, 2009, Top Image Systems Ltd, and Toh Kian Hong entered into a Call Option Amendment Agreement, amending the Call Option Agreement and providing that the aggregate consideration payable for the remaining Asiasoft Global shares will be 400,000 TIS shares. The TIS shares to be issued to Toh Kian Hong were subject to registration rights substantially similar to those granted to Toh Kian Hong in the original Call Option Agreement.

        In connection with our acquisition of CPL and Asiasoft we paid our Chairman of the Board, Mr. Izhak Nakar, in 2007 the sum of $300 thousand, as success bonus. Payment was approved by our shareholders resolution, in a meeting held on December 20, 2007.

Israeli Taxation, Foreign Exchange Regulation and Investment Programs

        The following is a summary of the principal Israeli tax laws applicable to us, the Israeli Government programs from which we benefit, and Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 27% in 2008. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 26% in 2009 and 25% in 2010.

        However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Privileged Enterprise plans.

        As of December 31, 2008, we had operating loss carry forwards for tax purposes in the amount of $10,739 thousand. The amount of our carry forward operating losses will be offset against taxable future income for an indefinite period.

        As of December 31, 2008 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $13,159 thousand. A portion of such losses expires over a period from 2008 through 2020, and some of them can be carried forward indefinitely.

        Law for the Encouragement of Capital Investments, 1959

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        Under the Approved Enterprise programs, a company is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

        After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever is earlier.

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only.

        The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Privileged Enterprise, and our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

        The Company received approvals for an initial program and three expansions during the years 1990, 1991, 1999 and 2000, of which the first two programs have already expired. The period of benefits for the third and forth expansions have not yet commenced.

        The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it was precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated (the “Cooling Period”). In November 2008, the law was amended to shorten the Cooling Period to two years. Following the amendment, the Year of Election for our first Privileged Enterprise is 2006.

        If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Privileged Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation does not apply to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents).

        The amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deemed dividend.

        As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation.

        Law for the Encouragement of Industry (Taxes), 1969

        We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

        The following are the principal corporate tax benefits that are available to an Industrial Company:

■	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes.

■	Accelerated depreciation rates on equipment and buildings.

■	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

■	Expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

        Foreign Exchange Regulations

        An Israeli company calculates its tax liability in US dollars according to certain orders. The tax liability, as calculated in US dollars is translated into NIS according to the exchange rate as of December 31st of each year.

        Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

        Taxation of Non-Israeli Shareholders on Receipt of Dividends

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

        Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights, will be subject to withholding tax at the rate of 12.5%, provided that certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises or Privileged Enterprise). Dividends distributed to other foreign shareholders may be subject to different withholding tax rates based on the applicable tax treaty.

        Capital Gains Taxes Applicable to Non-Israeli Shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation under the Israeli domestic tax law, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

        Singapore tax

As a result of change of control at Asiasoft Singapore the carry forward losses are subject to the approval of the Internal Revenue Authority of Singapore (“IRAS”). Based on the facts and circumstances, the Company believes that the tax loss carry forwards of AsiaSoft Singapore can be substantiated without any restrictions over the utilization of these tax losses against future taxable profits. In February 2008, Asiasoft Singapore filed with IRAS a request for waiver which demonstrates the nature of the change in the share capital of AS Sin.

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

        U.S. Holders may have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder, and may further be impacted by the provisions of the Treaty. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

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

        The Company believes that it was not a PFIC in 2008. However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that the Company will not become a PFIC. If the company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares in the event that the Company qualifies as a PFIC.

        Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in the section entitled “Information Reporting and Back-up Withholding”, a Non-U.S. Holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

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

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we generally publicly announce our quarterly and year-end results periodically, and furnish certain periodic information with the Securities and Exchange Commission under cover of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts and do not use derivative financial instruments for speculative trading purposes. We did however, purchase and we currently hold auction rate preferred securities. For information regarding our auction rate preferred securities, see “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

        In addition, our financial expenses are materially affected by fluctuations in fair value of our convertible debentures. As a result of the adoption of SFAS No. 159 the entire instrument is marked to market at every reporting period, and any change in the market price of our convertible debentures, as quoted in TASE, affects our financial income (expenses). As a result of applying SFAS No. 159 we have recorded financial income in the amount of $4,784 for the year ended December 31, 2008.

        We maintain operations and generate revenues in a number of countries. The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.

        In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollars, Chinese Yuan, Australian dollars and Japanese Yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

PART II

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

    (a)        Our management evaluated, with the participation of our Chief Executive Officer and our interim Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, our Chief Executive Officer and our Interim Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

    (b)        Report of Management on Internal Control Over Financial Reporting.

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008 based on those criteria.

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

    (c)        Not applicable.

    (d)        There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that – Elie Housman, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. Mr. Housman is an independent director as defined Nasdaq Rule 4200(15).

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

Audit Fees

        Since 2003 we have been engaging the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”) to audit our financial statements. Our subsidiary, Top Image Systems (Asia Pacific) Pte. Ltd is being audited by KPMG Singapore.

        The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2008 and 2007 were $115,000 and $136,000, respectively.

Tax Fees

        For the fiscal years ended December 31, 2008 and 2007 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $15,000 and $30,000, respectively.

Non-Audit services

        For the fiscal year ended December 31, 2008 no fees were paid to EY for non-audit services. For the fiscal year ended December 31, 2007 the aggregate fees billed by EY for other non-audit professional services, other than those services listed above, were $35,000. Such services were comprised of accounting and other consultation.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-36.

ITEM 19.	EXHIBITS

Number	Description

1.1	Amended and restated Articles of Association of the Company dated October 27, 2003 (incorporated by reference to exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2003).

1.2	Memorandum of Association of the Company (incorporated by reference to exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).

2.1	Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.2 to the Company’s current report on Form 6-K filed June 10, 2004).

4.1	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to exhibit 4.1 to the Company registration statement on Form S-8 filed on December 19, 2002).

4.2	Form of Stock Option Agreement covering grants to individuals dated August 20, 1996 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form S-8 (registration number 333-11560))

4.3	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

4.4	English translation of an Employment Agreement between the Company and Arie Rand (incorporated by reference to exhibit 3.25 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.5	Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.6	English translation of Employment Agreement between the Company and Oded Leiba dated March 19, 2001 (incorporated by reference to exhibit 3.37 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

Number	Description

4.7	Value-Added Reseller Agreement for ODT Document Technologies’ Products between the Company and Océ Document Technologies dated August 2, 2001 (incorporated by reference to exhibit 3.39 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2001).

4.8	Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company’s current report on Form 6-K filed June 10, 2004).

4.9	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company's annual report on Form 20-F for the year ended December 31, 2003).

4.10	Business Transfer Agreement between the Company and Toyo Ink Mfg. Co., Ltd., dated as of August, 2004 (incorporated by reference to exhibit 4.28 to the Company's annual report on Form 20-F for the year ended December 31, 2004).

4.11	Terms and Conditions of Convertible Debentures Issued December 27, 2006 (incorporated by reference to exhibit 4.11 to the Company’s annual report on Form 20-F for the year ended December 31, 2006).

4.12	Form of Director and Officer Indemnification Agreement (incorporated by reference to exhibit 4.12 to the Company’s annual report on Form 20-F for the year ended December 31, 2006).

4.13	Sale and Purchase of Capture Projects Limited, between Top Image Systems UK Ltd , Top Image Systems Ltd , Roger Stoker and Edward Stoker , dated as of April, 2007 (incorporated by reference as Exhibit 4.13 to the Company’s annual report on Form 20-F for the year ended December 31, 2007)

4.14	Stock and Purchase of Asiasoft Global Pte. Ltd., between Asiasoft Global Pte. Ltd., Toh Kian Hong and PC Holding Pte, Ltd., dated as of June 12, 2007 (incorporated by reference as Exhibit 4.14 to the Company's annual report on Form 20-F for the year ended December 31, 2007).

4.15	Sale and Purchase of Asiasoft Solutions (GZ) Limited, between Tai Kin Chung and Asiasoft Global Pte. Ltd., dated as of June 12, 2007 (incorporated by reference as Exhibit 4.15 to the Company's annual report on Form 20-F for the year ended December 31, 2007).

4.16	Sale and Purchase of ordinary shares in the capital of Asiasoft Solutions (HK) Limited, between Tai Chung and Asiasoft Pte. Ltd., dated as of July, 2007(incorporated by reference as Exhibit 4.16 to the Company's annual report on Form 20-F for the year ended December 31, 2007).

4.17	Sale and Purchase of Shanghai Asiasoft Ltd., between Shanghai Aixun Software Co., Ltd. and Asiasoft System (China) Limited, dated as of July 2007 (incorporated by reference as Exhibit 4.17 to the Company's annual report on Form 20-F for the year ended December 31, 2007).

4.18	Call Option Amendment Agreement dated January 4, 2009 by and among Mr. Toh Kian Hong and Top Image Systems Ltd.

8	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Number	Description

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer - member of Ernst & Young Global.

15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).

15.3	Report of KPMG with respect to the Consolidated Financial Statements of Top Image Systems (Asia Pacific) Pte. Ltd. as of December 31, 2008, and Consent of KPMG (incorporated by reference as Exhibit 15.3 to the Company's annual report for the year ended December 31, 2008.)

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

Date: April 26, 2009

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

        We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of Top Image Systems (Asia Pacific) Pte. Ltd. (“ASG”, formerly known as Asiasoft Global Pte. Ltd.), whose assets constitute approximately 11% and 8% of total consolidated assets as of December 31, 2007 and 2008, respectively, and whose revenues constitute approximately 22% and 25% of total consolidated revenues for the six months ended December 31, 2007 and for the year ended December 31, 2008, respectively. The financial statements of those companies were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

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

        In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, the Company has adopted the provisions of Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, as of January 1, 2008.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2009	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte Ltd)

We have audited the accompanying consolidated balance sheets of Top Image Systems (Asia Pacific) Pte. Ltd. (“the Company”, formerly known as Asiasoft Global Pte Ltd) and its subsidiaries as of December 31, 2008 and December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2008 and the six months ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and December 31, 2007, and the consolidated results of their operations and the changes in shareholders’ equity and cash flows for the year ended December 31, 2008 and the six months ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Singapore

April 21, 2009

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,843	$5,777
Restricted cash (Note 12d)	-	1,231
Short-term deposits	-	722
Marketable securities (Note 3)	5,050	630
Trade receivables (net of allowance for doubtful accounts of $ 790 and $ 719 at
December 31, 2007 and 2008, respectively)	8,287	6,469
Other accounts receivable and prepaid expenses (Note 5)	1,758	1,081

Total current assets	22,938	15,910

LONG-TERM ASSETS:
Severance pay fund	861	856
Long-term deposits and long-term assets	600	194
Property and equipment, net (Note 6)	786	672
Investments in affiliates	596	861
Intangible assets and deferred finance costs, net (Note 7)	2,475	336
Goodwill (Note 8)	7,665	5,813

Total long-term assets	12,983	8,732

Total assets	$35,921	$24,642

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term bank loans (Note 9)	$1,678	$3,342
Current maturity of convertible debentures (Note 11)	-	1,155
Trade payables	2,089	1,124
Deferred revenues	3,607	975
Accrued expenses and other accounts payable (Note 10)	5,539	3,284

Total current liabilities	12,913	9,880

LONG-TERM LIABILITIES:
Convertible debentures (Note 11)	9,928	3,464
Embedded derivative of convertible debentures (Note 11)	1,671	-
Accrued severance pay	1,171	1,196

Total long-term liabilities	12,770	4,660

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 12)

SHAREHOLDERS' EQUITY (Note 14):
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2007 and 2008; Issued and outstanding: 8,909,138 and 8,925,638 shares at December 31, 2007 and 2008,
respectively	98	98
Additional paid-in capital	31,025	31,137
Accumulated other comprehensive income (loss)	102	(692)
Accumulated deficit	(20,987)	(20,441)

Total shareholders' equity	10,238	10,102

Total liabilities and shareholders' equity	$35,921	$24,642

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2007	2008

Revenues (Note 15):
Products	$12,144	$11,701	$16,391
Services	8,080	11,488	15,831

Total revenues	20,224	23,189	32,222

Cost of revenues:
Products	2,391	5,151	5,876
Services	5,257	8,019	9,199

Total cost of revenues	7,648	13,170	15,075

Gross profit	12,576	10,019	17,147

Operating costs and expenses:
Research and development, net	1,792	2,393	1,762
Selling and marketing	6,259	9,231	9,292
General and administrative	4,004	5,655	5,956
Restructuring charges (Note 18)	-	849	-
Impairment of goodwill and other intangible assets	-	-	1,839

Total operating costs and expenses	12,055	18,128	18,849

Operating income (loss)	521	(8,109)	(1,702)
Financial income, net (Note 17)	325	1,869	3,136
Other income, net	-	189	-

Income (loss) from continuing operations before taxes on income	846	(6,051)	1,434

Taxes on income	45	228	74

Income (loss) from continuing operation after taxes on income	801	(6,279)	1,360

Equity in profits of affiliated companies	-	35	84

Net income (loss) from continuing operations	801	(6,244)	1,444

Loss from discontinued operations, net of tax (Note 20)	-	(104)	(840)

Net income (loss)	$801	$(6,348)	$604

Earnings (loss) per share (Note 16):
Basic and diluted net earnings (loss) per share from continuing
operations	$0.09	$(0.70)	$0.16
Basic and diluted net loss per share from discontinued operations	-	(0.01)	(0.09)

	$0.09	$(0.71)	$0.07

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Comprehensive income (loss)	Total
	Number	Amount

Balance at January 1, 2006	8,777,366	$97	$29,561	-	$(15,440)		$14,218

Net income	-	-	-	-	801	$801	801

Comprehensive income	-					$801

Exercise of stock options	67,875	1	117	-	-		118
Equity-based compensation
expenses resulting from
SFAS 123(R)	-	-	243	-	-		243

Balance at December 31, 2006	8,845,241	98	29,921	-	(14,639)		15,380

Net unrealized gain on foreign
currency translation adjustment	-	-	-	102	-	$102	102
Net loss	-	-	-	-	(6,348)	(6,348)	(6,348)

Comprehensive loss						$(6,246)

Exercise of stock options	39,266	*) -	97	-	-		97
Conversion of convertible
debentures into shares	24,631	*) -	124	-	-		124
Equity-based compensation
expenses resulting from
SFAS 123(R)	-	-	883	-	-		883

Balance at December 31, 2007	8,909,138	98	31,025	102	(20,987)		10,238

Net adjustments on adoption of
FAS 159 (Note 11)	-	-	-	-	(58)		(58)
Net unrealized loss on foreign
currency translation adjustment	-	-	-	(794)	-	$(794)	(794)
Net income	-	-	-	-	604	604	604

Comprehensive loss						$(190)

Exercise of stock options	16,500	*) -	23	-	-		23

Equity-based compensation
expenses resulting from
SFAS 123(R)	-	-	89	-	-		89

Balance at December 31, 2008	8,925,638	$98	$31,137	$(692)	$(20,441)		$10,102

*)     Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$801	$(6,348)	$604
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Non-cash stock-based compensation expenses	243	883	89
Depreciation and amortization	541	1,059	980
Amortization of deferred issuance costs	1	158	-
Impairment of goodwill and other intangible assets	-	-	1,839
Write-off of long-term assets	-	-	457
Accrued severance pay, net	103	11	30
Equity in profit of affiliated companies	-	(35)	(84)
Gain from sale of marketable securities, net	(8)	(10)	-
Interest and accretion of discount on convertible debentures	8	966	-
Loss from other-than-temporary impairment on marketable
securities	-	-	420
Decrease (increase) in trade receivables, net	(840)	503	1,723
Decrease in fair value of embedded derivative of convertible
debentures	-	(3,439)	-
Decrease in fair value of convertible debentures	-	-	(4,784)
Decrease (increase) in other accounts receivable and prepaid
expenses	(498)	562	488
Decrease in trade payables	(515)	(57)	(1,080)
Increase (decrease) in deferred revenues	264	2,903	(2,632)
Increase (decrease) in accrued expenses and other accounts
payable	339	(827)	(1,064)

Net cash provided by (used in) operating activities	439	(3,671)	(3,014)

Cash flows from investing activities:
Acquisition of business activity (a)	-	(5,286)	-
Investment in restricted cash	-	-	(1,231)
Increase in investment in CPL	-	-	(240)
Payment of accrued expenses on account of acquisitions	(114)	(322)	(1,003)
Purchase of property and equipment	(252)	(434)	(308)
Proceeds from sale of marketable securities	-	7,557	4,000
Decrease (increase) in short term deposits	(3,000)	3,000	(747)
Purchase of marketable securities	(10,784)	-	-
Increase in long-term deposits	(1)	-	(48)

Net cash provided by (used in) investing activities	(14,151)	4,515	423

Cash flows from financing activities:
Proceeds from exercise of stock options	118	97	23
Increase (decrease) in short-term bank loans, net	(1,840)	963	1,725
Proceeds from issuance of convertible debentures, net	13,510	-	-
Payment for convertible debenture repurchase	-	-	(1,376)
Payment of accrued issuance expenses	(81)	(256)	-

Net cash provided by financing activities	11,707	804	372

Effect of exchange rate on cash and cash equivalent	-	-	153

Increase (decrease) in cash and cash equivalents	(2,005)	1,648	(2,066)
Cash and cash equivalents at the beginning of the year	8,200	6,195	7,843

Cash and cash equivalents at the end of the year	$6,195	$7,843	$5,777

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$40	$83	$-

Interest	$121	$859	$526

Non-cash activities:

Accrued issuance expenses of convertible debenture	$357	$-	$-

Net adjustments on adoption of FAS 159 (Note 2l)	$-	$-	$58

(a) Acquisition of business activity (Note 1d):

Net fair value of assets acquired and liabilities assumed
at the acquisition date:

Working capital (excluding cash and cash equivalents)	$-	$(1,467)	$-
Property and equipment	-	56	-
Identifiable intangible assets	-	1,180	-
Goodwill	-	4,836	-

	-	4,605	-
Accrued expenses on account of acquisition	-	(510)	-

	$-	$4,095	$-

Acquisition of business activity (Note 1e):

Net fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)	$-	$(828)	$-
Property and equipment	-	107	-
Investment in affiliated company	-	550	-
Identifiable intangible assets	-	105	-
Goodwill	-	2,312	-

	-	2,246	-
Purchase of option to purchase the minority interest in
subsidiary	-	457	-
Accrued expenses on account of acquisition and acquisition
costs payable	-	(1,512)	-

	$-	$1,191	$-

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

a.	Business and organization:

Top Image Systems Ltd. (“TIS” or “the Company”) is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company’s software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company’s shares are traded on the National Association of Securities Dealers’ Quotation Capital Market (“NASDAQ”) in the United States and on the Tel-Aviv Stock Exchange (“TASE”).

As for information regarding the principal customers of the Company, see Note 15b.

b.	The Company’s main marketing and sales activities are conducted through its subsidiaries in the United States, the United Kingdom, Germany, Japan, Singapore and China.

c.	In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. (“Toyo”) which was, until then, the Company’s distributor in Japan, to acquire through its newly established Japanese subsidiary (“TISJ”), certain assets comprising Toyo’s business of distributing the Company’s products in Japan. The consideration for the acquisition amounted to $ 1,965 (including $ 465 in transaction costs). The Company acquired TISJ in order to extend its business presence in Japan.

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750	5
Customer relations	750	5
Goodwill	465

	$1,965

See Note 7 for expected amortization expenses.

d.	On April 11, 2007, the Company acquired all the outstanding shares of Capture Projects Ltd. (“CPL”), a provider of document management solutions in the UK, for a consideration of $ 4,605, and potential performance-based consideration. The Company acquired CPL in order to expand its business in the UK. The purchase price also included approximately $ 1,240 of acquisition related direct costs.

The total purchase price was comprised as follows:

Cash paid to sellers	$3,365
Acquisition related costs	1,240

Total purchase price	$4,605

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of CPL’s operations have been included in the consolidated financial statements commencing April 1, 2007. The effect on the statement of operations of the Company for the period ended December 31, 2007 had the acquisition of CPL been effected on April 11, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to CPL’s assets as of April 1, 2007, as follows:

Cash, cash equivalents and receivables	$665
Liabilities assumed	(2,132)
Property and equipment,	56
Customer relations	999
Brand name and domain name	181
Goodwill	4,836

Total purchase price	$4,605

See Note 7 for expected amortization expenses.

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relations	$999	5
Brand name and domain name	181	5

	$1,180

As of December 31, 2008, the net amount of customer relations intangible assets was impaired to $ 136. The brand name intangible asset was impaired in full. As a result, a total impairment loss in the amount of $ 423 was recorded.

Goodwill in the amount of $ 4,836 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually.

In August 2007, CPL changed its name to Top Image Systems (2007) UK Ltd.

e.	On July 9, 2007, the Company acquired 51% of the outstanding shares of Asiasoft Global Pte. Ltd. (“ASG”) for a total consideration of approximately $ 1,788, out of which, $ 352 is to be paid on or before December 31, 2007 and $ 245 upon the conclusion of a 12 month period commencing July 9, 2007. The Company also received the right to purchase the remaining 49% of ASG shares for a consideration of $ 1,490. The option to purchase the minority interest in ASG is for 18 months period commencing on July 9, 2007. On January 4, 2009, the Company signed an amendment agreement with the minority shareholder in ASG and acquired the remaining 49% of ASG for 400,000 TIS shares (see Note 21b)

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

ASG is a holding company of a group of subsidiaries and affiliated companies in Singapore, Hong Kong, China and Malaysia, which all are information technology solutions providers by way of distribution and integration services, which focus on areas such as shared services solutions, information management solutions, access infrastructure, security solutions, business intelligence and enterprise resource planning. The Company acquired ASG in order to expand its business in Asia, mainly using ASG’s subsidiaries in China to penetrate TIS’ product into the Chinese market. The purchase price also included approximately $ 915 of acquisition related costs.

The total purchase price was comprised as follows:

Cash paid to sellers	$1,788
Acquisition related costs	915
Purchase of option to purchase the minority interest in subsidiary (1)	(457)

Net purchase consideration	$2,246

(1)	As of December 31, 2008 the option was written-off in full against financial expenses.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of ASG’s operations have been included in the consolidated financial statements commencing July 1, 2007. The effect on statement of operations and cash flow of the Company for the period ended December 31, 2007, had the acquisition of ASG been effected on July 9, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to ASG’s assets as of June 30, 2007, as follows:

Cash, cash equivalents and receivables	$1,612
Liabilities assumed	(2,440)
Property and equipment, net	107
Investment in affiliated company	550
Customer relations	105
Goodwill	2,312

Total purchase price	$2,246

See Note 7 and Note 8 for expected amortization expenses and changes in Goodwill.

Amortization of acquired intangible asset is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relations	$105	4

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

As of December 31, 2008, the net amount of ASG’s customer relations intangible asset was impaired in full and as a result, impairment loss in the amount of $ 74 was recorded.

Goodwill of $ 2,312 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually. As of December 31, 2008, the goodwill was impaired to $ 1,567, and as a result, impairment loss in the amount of $ 1,342 was recorded.

In August 2008, all operative companies of ASG changed their names to Top Image Systems’brand name, therefore Asiasoft Global Pte. Ltd. is called Top Image Systems (Asia Pacific) Pte Ltd.

The following table presents unaudited pro forma results of operations giving effect to the acquisition of ASG and CPL as if the acquisitions had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net loss for each period presented includes amortization of intangible assets related to the acquisitions of $ 174 and $ 88 for 2006 and 2007, respectively. The unaudited pro forma information is as follows:

	Year ended December 31,
	2006	2007
	Unaudited

Revenues	$28,003	$25,286

Net loss	$(1,911)	$(7,019)

Basic and diluted loss per share	$(0.22)	$(0.79)

f.	Discontinued Operations:

In December 2008, the Company decided to shut down and terminate its facilities and the business activities in Southern China of Guangzhou (“TIS GZ”). Pursuant to this decision, the Company stopped market and deploys capture solutions development projects in one Southern China region, and therefore, terminated all the employment contracts of Guangzhou team and closed its facilities. The results of operations of this business for each of the two years ended December 31, 2007 and 2008 are reflected in statements of operations in the line item called “Loss from discontinued operations, net of tax”.

The Company has accounted for discontinued operations, in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operation, have been reclassified in the accompanying statements of operations as discontinued operations.

The disposal of the TIS GZ business meets the criteria of discontinued operations under EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, because, among other things, no significant cash outflow or cash inflow are expected to be generated or paid by the Company in respect of the discontinued operation and the Company will not have significant continuing involvement in the operations of the TIS GZ business after its closure (see also Note 20).

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation”(“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

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

Short-term deposits include deposits with original maturities of more than three months and less than one year which are presented at cost, including accrued interest. The deposits are in Euro and bear interest at an annual rate of 2.25% for the year ended December 31, 2008.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors’financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

g.	Marketable securities:

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

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. The Company considers various factors to determine whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the marketable securities’carrying amount and its fair value. For the year ended December 31, 2008, the Company recorded an other-than-temporary impairment loss in the amount of $ 420 as financial expenses (See also Note 3).

h.	Long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 17 (mainly 17 years)
Leasehold improvements	Over the shorter of the lease term
or useful economic life

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2008, 2007 and 2006 no impairment losses have been identified for property and equipment.

Intangible assets are comprised of acquired technology, customer relations, brand name, domain name and deferred finance costs. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Acquired technology, customer relations, brand name and domain name are amortized on a straight-line basis over a period of 4 to 5 years. Finance costs incurred in respect of issuance of debentures are deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method (see also note 2l below).

During 2007 and 2006, no impairment losses were identified. During 2008, the Company recorded an impairment loss for intangible assets assigned to ASG and CPL acquisitions in the amount of $ 497.

k.	Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company operates in one operating segment, and this segment comprises two reporting units, the ASG and “the rest of the Group” (all companies in the Group except for ASG).The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill assigned to ASG and “the rest of the Group”during the second and the fourth quarters of the year, respectively, or more frequently if impairment indicators are present. During 2006 and 2007, no impairment losses were identified. In 2008, the Company recorded an impairment loss for goodwill assigned to ASG in the amount of $ 1,342.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Convertible debentures:

The Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. As a result of adopting SFAS 159, a net unrealized loss of $ 58 was recorded as adjustment to the accumulated deficit on January 1, 2008:

	Historical cost as December 31, 2007	Fair value at date of adoption	Cumulative effect adjustment

Convertible debentures, including discount net
of accumulated amortization	$9,928	$10,780	$852
Embedded derivative of convertible debentures	1,671	-	(1,671)
Deferred issuance costs, net of accumulated
amortization	(877)	-	877

Total cumulative effect adjustment
reclassified to accumulated deficit	$10,722	$10,780	$58

Prior to the adoption of SFAS 159, the Company accounted for convertible debt in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The convertible debt holder’s conversion right provision and the linkage of the convertible notes to the U.S. dollar with a floor on the NIS/ U.S. dollar exchange rate (see also Note 11), collectively, the debt features, contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they are required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. Prior to the adoption of SFAS 159, the fair value assigned to the embedded derivative instrument was marked to market in each reporting period and was included in long-term liabilities on the balance sheet. During 2007, the Company recorded financial income in the amount of $ 3,439 related to these debt features.

m.	Investments in affiliates:

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

The investments in affiliated companies are accounted using the equity method in and earnings or losses of affiliates that it does not control but over which it exerts significant influence.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company uses the cost method of accounting for its investments in investees over which it does not exert significant influence. Under the cost method of accounting, investments are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings.

The Company’s investments in the affiliated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”(“APB No. 18”) and FSP 115-1. During 2007 and 2008, based on management’s assessment, no impairment losses have been identified.

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

Revenues from hardware sales, whether included in software arrangements or when sold separately, are recognized in accordance with SAB 104, “Revenue Recognition”. Because the software is not essential to the functionality of the hardware, the hardware is not considered software-related and, therefore, is excluded from the scope of SOP 97-2, and is recognized according to SAB 104 when persuasive evidence of an arrangement exist, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. The Company records revenue from the sales of third party hardware gross of cost of sales, in accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

Arrangements that include consulting or professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production Type Contracts”. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated. As of December 31, 2008, no such estimated losses were identified.

Deferred revenues represent unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

The Company and its subsidiaries generally do not grant a right of return to their customers.

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

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received from the government of Israel during the years 2002 through 2008.

During the six months ended December 31, 2007 and during the year ended December 31, 2008 the Company recognized $ 57 and $ 19, respectively, in grants from various agencies of the Government of Singapore, which are included in operating cash flows. These grants provide funding for a portion of ASG software development projects. The grants are disbursed in connection with development activities carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. Grants are only recognized once there is reasonable assurance that the Company will comply with conditions attached to the grant and the grant will be received. Such grants are recorded as a reduction in research and development costs since, when received, it is not probable that the grants will be repaid.

The Company records grant income as a reduction in the research and development expenses that the grants are intended to reimburse.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for share-based compensation:

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

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2007 and 2008, includes: (a) compensation cost for all share-based payments granted subsequent to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

The Company recognizes compensation expenses for the value of its awards (that carry no market or performance conditions), which have graded vesting based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term and calculated for different periods that are in line with the expected volatility periods.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company’s stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2006	2007

Dividend yield	0%	0%
Expected volatility	33% - 85%	43% -68%
Risk-free interest rate	4.75%	3%- 3.7%
Contractual term of up to	10 years	10 years
Forfeiture rate - employees	20%	20%
Forfeiture rate- management	10%	10%
Suboptimal exercise multiple- employees	1.85	1.85
Suboptimal exercise multiple- management	2.17	2.17

During the years ended December 31, 2006, 2007 and 2008, the Company recognized share-based compensation expense related to employee stock options in the amount of $ 243, $ 883 and $ 89 respectively, as follows:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$30	$218	$-
Research and development, net	30	168	-
Selling and marketing	44	297	-
General and administrative	139	200	89

Total share-based compensation expense	$243	$883	$89

r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings per Share” (“SFAS No. 128”).

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2006, 2007 and 2008. The weighted average number of shares related to the outstanding options and convertible debentures excluded from the calculations of diluted net earnings (loss) per share was, 1,408,999, 3,066,502 and 2,765,900 for the years ended December 31, 2006, 2007 and 2008, respectively.

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

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109".

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. Prior to the issuance of FIN 48, the Company used the guidelines of FAS 5 to account for uncertain tax positions. The adoption of FIN 48 did not have a material impact on the Company’s consolidated Financial Statements.

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

The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide; however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, low credit risk exists with respect to these investments.

The Company’s marketable securities include investments in auction rate securities guaranteed by the U.S. government. See also Note 3.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan, and the Far East. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. For the years ended December 31, 2006, 2007 and 2008, the Company recorded expenses for doubtful accounts in the amounts of $ 436, $ 872 and $ 5, respectively.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Derivative instruments:

Financial Accounting Standards Board Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $ 266, $ 297 and $ 384, respectively.

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

The fair values for marketable securities are based on quoted market prices (see also Notes 3 and 4).

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”) and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), except as it applies to the nonfinancial assets and liabilities subject to FSP No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 were $ 189, $ 580 and $ 94, respectively.

z.	Reclassification:

Certain 2007 and 2006 figures have been reclassified to conform to the 2008 presentation. The reclassification had no effect on previously reported net income or shareholders’equity.

aa.	Impact of recently issued Accounting Standards:

1.	In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(revised 2007), “Business Combinations” which will be effective for business combinations occurring in periods beginning after December 15, 2008. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of FSP 142-3. The Company does not expect the adoption of FSP SFAS No. 142-3 to have a material impact on its consolidated financial statements.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In December 2007 the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements as it relates to acquisition of additional 49% in ASG.

3.	In February 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". The Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

4.	In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3:	–	MARKETABLE SECURITIES

In 2007, the Company invested in marketable securities, with contractual maturities of up to 38 years, which were classified as available-for-sale. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. As of December 2007, the Company’s investments in marketable securities are amounted to $ 5,050, out of which $ 2,700 were invested in auction rates securities. The securities were recorded as of December 31, 2007 at amortized cost that equals their market value. During 2008, the Company sold $ 4,000 of the amount invested held as of December 31, 2007. As of December 31, 2008 the Company’s investments in auction rates securities are amounted to $1,050, before a write off, as discussed below. These securities have contractual maturities of up to 38 years, are collateralized by student loans guaranteed by the U.S. Department of Education. Those securities AAA rated, as rated by Standard & Poor’s and Moody’s rating services. Due to events in credit markets starting February 2008, the auction events for these instruments failed and therefore they are not currently trading and as a result do not currently have a readily determinable market value. However, the Company continues to earn interest on its auction rate securities at the maximum contractual rate (which was a blended rate of 1.961% at December 31, 2008) and there has been no payment default with respect to such securities. Accordingly, the estimated fair value of these auction rate securities no longer approximates par value. As of December 31, 2008 the outstanding investment in marketable securities were impaired and are recorded at 60% of their par value (see also Note 4).

The other than temporary impairment of available-for-sale securities totaled $ 420 for the year ended December 31, 2008, and such losses were recorded in the financial income, net.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Company measures its marketable securities and convertible debt at fair value. Marketable securities are classified within Level 2, because the valuation inputs are based on unadjusted quoted prices and market observable data of similar instruments in inactive markets. Convertible debt is classified within Level 1, since this asset is valued using quoted market price in an active market.

The Company’s investments in marketable securities consist primarily of investments in student loan ARS. The Company’s ability and intent to hold these investments for a reasonable period of time is no longer sufficient for a forecasted recovery of fair value. Therefore, the Company impaired these investments to its fair value as at December 31, 2008.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	As of December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	$-	$630	$-	$630
Convertible debt *	(4,619)	-	-	(4,619)

Total financials assets	$-	$630	$-	$630
Total financials liabilities	(4,619)	-	-	(4,619)

* Out of which $ 1,155 is presented in current maturities and $ 3,464 is presented in long-term liabilities.

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Government authorities	$413	$170
Employees	107	63
Prepaid expenses	463	475
Rent deposits	170	276
Deferred charges	519	37
Others	86	60

	$1,758	$1,081

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	PROPERTY AND EQUIPMENT

	December 31,
	2007	2008

Cost:
Computers and peripheral equipment	$2,818	$1,847
Office furniture and equipment	593	895
Leasehold improvements	164	108

	3,575	2,850

Accumulated depreciation:
Computers and peripheral equipment	2,237	1,461
Office furniture and equipment	404	628
Leasehold improvement	148	89

	2,789	2,178

Depreciated cost	$786	$672

Depreciation expenses amounted to $ 241, $ 402 and $ 420 for the years ended December 31, 2006, 2007 and 2008, respectively.

As to charges, see Note 12c(1).

NOTE 7:	–	INTANGIBLE ASSETS AND DEFERRED FINANCE COSTS, NET

Other intangible assets arose from the acquisition of the business from Toyo in August 2004, CPL in April 2007 and ASG in July 2007 (see Notes 1c, 1d, 1e), and of convertible debt deferred finance costs.

a.	Identifiable intangible assets:

	December 31,
	2007			2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Impairment	Accumulated amortization	Net carrying amount

Customer relations	$1,854	$(660)	$1,194	$1,603	$(411)	$(956)	$236
Brand name and
domain name	181	(27)	154	132	(86)	(46)	-
Acquired
technology	750	(500)	250	750	-	(650)	100

	$2,785	$(1,187)	$1,598	$2,485	$(497)	$(1,652)	$336

Deferred issuance
costs, net *)	$1,036	$(159)	$877	$-	$-	$-	$-

Total intangible
assets and
deferred
issuance cost,
net	$3,821	$(1,346)	$2,475	$2,485	$(497)	$(1,652)	$336

*)	See Notes 2l and 11

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	INTANGIBLE ASSETS AND DEFERRED FINANCE COSTS, NET (cont.)

b.	Amortization expenses amounted to $ 300, $ 657 and $ 560 for the years ended December 31, 2006, 2007 and 2008, respectively.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2009	$242
2010	$42
2011	$42
2012	$10

$336

NOTE 8:	–	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2008 is as follows:

Balance as of January 1, 2007	$465
Goodwill acquired during the year 2007 (see Notes 1.d and 1.e)	7,148
Tax benefit related to operating loss carry forwards at the acquisition date	(114)
Foreign currency translation adjustments	166

Balance as of December 31, 2007	$7,665

Goodwill additions, net	240
Goodwill impairment during the year 2008	(1,342)
Foreign currency translation adjustments	(750)

Balance as of December 31, 2008	$5,813

In February 2008, goodwill increased by approximately $ 240 primarily due to additional payments to the seller in regard to the Capture Projects Ltd. (“CPL”) acquisition. The additional payment was payable upon achievement of certain milestone and according to stock purchase agreement (see Note 1d).

In accordance with Statement of Financial Accounting Standards No. 142, (“SFAS 142”), “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In December 2008, due to the overall global economic conditions and changes in the Company’s business operations, it was determined that goodwill has been impaired. The Company obtained an independent appraisal to assess whether goodwill carried on the books needs to be written down.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	GOODWILL (cont.)

The Company followed the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash flow approach to measure the fair value of ROW and ASG reporting units of the Company, the result of which indicated that the carrying amount of ASG reporting unit, including goodwill, exceeded its fair value. No impairment indicators were indentified in connection with ROW reporting unit. The second step was then conducted in connection with ASG in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, fair value of ASG reporting unit of the Company, as determined in the first step, was assigned to the reporting unit’s individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the current amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

NOTE 9:	–	SHORT-TERM BANK LOANS

a.	Composition:

	Interest rate		December 31,
	2007	2008	2007	2008
	%

Short-term bank loans:
In NIS (1)	Prime	Prime+1.75%	$1,633	$1,323

Short-term bank credit:
In U.S. dollars (2)	-	LIBOR +2%	-	1,482
In Singapore dollars (3)	PLR +1.5%	PLR +1.5%	23	156
In GBP (4)	LIBOR+2.75%	LIBOR+2.75%	22	381

			45	2,019

			$1,678	$3,342

(1)	As of December 31, 2008, the prime rate is 4.00% (2007- 5.75%).

(2)	As of December 31, 2008, the LIBOR rate is 0.135%.

(3)	As of December 31, 2008, the PLR (Prime Lending Rate) rate is 3% (2007-3%).

(4)	As of December 31, 2008, the LIBOR rate is 2.059% (2007- 5.835%).

As of December 31, 2008 the Company has a revolving line of credit with banks for total borrowings of up to $ 1,000, based on 60% of its certain eligible trade receivables. The line of credit is secured by a charge (see Note 12c(2)). As of December 31, 2008, the credit line was not utilized.

b.	Interest expenses amounted to $ 121, $ 122 and $ 170 for the years ended 2006, 2007 and 2008, respectively.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2007	2008

Employees and payroll accruals	$800	$492
Government authorities	739	441
Accrued vacation pay	352	324
Acquisition costs payable	588	164
Accrued expenses	2,602	1,553
Other	458	310

	$5,539	$3,284

NOTE 11:	–	CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $ 14,780 in convertible debentures at a discount of 4% by way of public offering on the Tel-Aviv Stock Exchange (“TASE”). The convertible debenture terms include an offering of 112,500 units of NIS 528 par value each, linked to U.S. dollar with a floor on the NIS/U.S. dollar exchange rate (i.e., if the exchange rate will be lower than the rate at issuance date, the liability will be the NIS amount at the issuance date) and carry an annual interest rate of 6 months LIBOR minus 0.3%. The debentures’ principal is repaid in 4 annual installments commencing December 31, 2009, and the interest is payable semi-annually commencing June 30, 2007.

The debentures may be converted into Ordinary shares of the Company at ratio of NIS 20.3 par value for each Ordinary share (subject to adjustments). The Company has the right to force the conversion on the debentures holders, when and if its share fair market value shall reach NIS 25.5 in the last 30 trading on the TASE on or after October 1, 2009.

The difference between the fair value and the unpaid balance of the convertible debentures as of December 31, 2008 is as follows:

Fair value	$4,619
Unpaid principal balance	13,624

$(9,005)

The Company elected to apply the fair value option to convertible debentures, as such the entire instrument is marked to market at every reporting period and there is no further need to bifurcate the embedded derivative.

As a result of applying SFAS No. 159 the Company has recorded financial income in the amount of $4,784 for the year ended December 31, 2008.

In 2007, NIS 500 par value convertible debentures were converted into 24,631 shares of NIS 0.04 par value each. The total equity issued as a result of the conversion is $ 124.

In 2008, the Company purchased $ 2,650 par value (NIS 10,076 par value) of its outstanding convertible debentures for $ 1,376. The total outstanding par value as of December 31, 2008, is $ 13,624 (NIS 51,799).

See also Note 21a for subsequent convertible debentures buyback in 2009.

See also Note 2l for the Company’s accounting policy.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Legal proceedings:

Lawsuits have been filed against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management, based on the advice of its legal counsel, does not believe that the liability is probable and cannot make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

b.	Commitments:

1.	With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company’s total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $ 69 and $ 80 as of December 31, 2007 and 2008, respectively.

2.	The Company has entered into operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits. As of December 31, 2008, commitments are as follows:

2009	$269
2010	166
2011	41

Total	$476

3.	The Company’s facilities and its subsidiaries’ facilities are leased under operating lease agreements, which expire on various dates, the latest of which is in 2013.

Future minimum lease commitments under non-cancelable operating leases are as follows:

2009	$978
2010	827
2011	478
2012	345
2013	96

Total	$2,724

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

c.	Charges:

1.	To secure compliance with the conditions related to the Company’s “Approved Enterprise” status, the Company registered a floating charge on equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.	To secure revolving credit facilities and guarantees from a bank, the Company recorded a floating charge on its plant, assets and rights and fixed charges on its unpaid share capital and its goodwill in favor of this bank.

d.	Guarantees:

1.	The Company has secured some of its lease agreement by bank guarantee in the amount of $ 66.

2.	The Company has obtained other guarantees in amount of $ 653 from a bank in Israel, which will expired on August 2009 and an amount of $ 292 from a bank in Israel which will expire in June 2009, in favor of its subsidiaries’ overdrafts.

3.	The Company provided a certain vendor with a $ 220 bank guarantee that will expire in May 2009.

NOTE 13:	–	TAXES ON INCOME

a.	Israeli income taxes:

1.	The Law for the Encouragement of Capital Investments, 1959 (the “Law”):

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

The period of tax benefits, for each program as detailed above, is subject to limit of 12 years from the completion of the investment or commencement of production, or 14 years from receipt of the approval, whichever is earlier. This limitation does not apply to the exemption period.

The Company received approvals for the first program and three of its expansions during the years 1990, 1991, 1999 and 2000, of which the first two programs have already expired. The period of benefits for the third and forth expansions have not yet commenced.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled in whole or in part and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements management believes that the Company is meeting all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the “Approved Enterprise” are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track, currently between 10%-25% for an “Approved Enterprise”. As of December 31, 2008, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”, such as provisions generally requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, the Company did not generate income under the provisions of the Amendment.

Dividends distributed by an “Approved Enterprise” and “Beneficiary Enterprise”will be subject to withholding tax of 15%.

2.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

3.	Corporate tax rates:

Generally, Israeli companies are subject to “corporate tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter –25%. Notwithstanding the foregoing, the effective tax rate payable by a company, which derives income from an “Approved Enterprise”, may be considerably less. See the section entitled “Law for the Encouragement of Capital Investments, 1959” in these financial statements.

4.	The Company has received final tax assessments through the year 2002.

b.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes, the effect of the “Approved Enterprise” and undeductible expenses related to option expenses.

The tax expenses in 2006, 2007 and 2008 in the amount of $ 45, $ 228 and $ 74, respectively, in the financial statements are a result of taxes expenses on income of certain subsidiaries.

c.	Carryforward losses:

As of December 31, 2008, the Company had operating losses carryforward for tax purposes in the amount of $ 8,829. The amount of the Company’s carryforward operating losses will be offset against future taxable income for an indefinite period.

As of December 31, 2008, the subsidiaries had an operating losses carryforward for tax purposes in the amount of $ 12,657.

As of December 31, 2008, the U.S. subsidiary had U.S. Federal and State net operating loss carryforward of approximately $2,392, which can be carried forward and offset against taxable income for 15 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2008, ASG and its subsidiaries had an operating losses carryforward for tax purposes in the total amount of $ 7,153. $ 2,117 expires over a period from 2008 through 2013, and the rest can be carried forward indefinitely.

Operating losses carryforward of Japan and UK subsidiaries as of December 31, 2008 can be carried forward indefinitely.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

d.	Non-Israeli subsidiaries:

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

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2006	2007	2008

Domestic	$526	$(2,941)	$(896)
Foreign	320	(3,214)	2,330

	$846	$(6,155)	$1,434

f.	Deferred taxes:

	December 31,
	2007	2008

Carryforward losses	$3,865	$5,123
Research and development expenses	513	429
Accrued severance pay	78	85
Accrued vacation pay	95	84
Allowance for doubtful accounts	308	171

Net deferred tax assets before valuation allowance	4,859	5,892
Valuation allowance	(4,859)	(5,892)

Net deferred tax assets	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 4,859 and $ 5,892 at December 31, 2007 and 2008, respectively.

g.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provisions under FIN 48 and the Company’s provision under FAS 5, therefore, there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

Total amount of gross unrecognized tax benefits is $ 122 as of December 31, 2007 and 2008.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

h.	Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

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

NOTE 14:	–	SHAREHOLDERS’ EQUITY

a.	On September 24, 2004, the Company sold 2,524,351 Ordinary shares of the Company at a purchase price of $ 3.16 per share to institutional investors for gross proceeds of approximately $ 8,000. The Company filed a registration statement which had become effective by the Securities and Exchange Commission on March 1, 2005.

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

As of December 31, 2008, options to purchase 60,250 Ordinary shares are outstanding under the plan at an exercise price of $ 2.85 per share. The outstanding options under the Plan become exercisable in four equal parts upon each of the first four anniversaries of the option grant dates (see also section c below).

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

A total of 240,000 shares have been reserved for the purposes of the ESOP 2000. As of December 31, 2008, 93,000 options are outstanding. All of the options are vested over a three-year period, and have exercise prices between $ 0.99 and $ 4.125 per share (see also section c below).

3.	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) (“the ESOP 2003”) is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

In May 2004 and in December 2006, the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase additional 650,000 and 700,000 Ordinary shares, respectively, pursuant to the ESOP 2003.

As of December 31, 2008, 1,014,053 options are outstanding. All the options have an exercise price between $ 1.31 and $ 3.84 per share.

4.	As of December 31, 2008, an aggregate amount of 345,923 options is still available for future grant under all of the above mentioned plans.

No options were granted during 2008.

c.	On December 20, 2007, the Company decided to accelerate the vesting of 310,950 of its unvested stock options previously awarded to employees and officers of the Company to purchase the Company’s shares pursuant to one of the Company’s Stock Option Plans, such that, as of December 31, 2007, these outstanding options to purchase any of the Company’s Ordinary shares were fully vested.

As a result of the acceleration, in accordance with SFAS No. 123R, the Company recorded in 2007 additional compensation expenses of $ 498.

d.	Options to directors:

1.	On November 25, 2002, the shareholders of the Company approved the grant of an option to purchase 20,000 fully vested Ordinary shares at an exercise price of $ 0.46 per share, to the Chairman of the Board of Directors. The exercise price was equal to the market price of the shares on the date of the grant. In August 2005, all the options were exercised.

2.	On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 Ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years.

3.	On December 20, 2007, the shareholders of the Company approved the grant of an option to purchase 210,200 Ordinary shares to several members of the board, at an exercise price between $ 2.20 and $ 3.84, with a vesting term of 2 years.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2008
	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Outstanding at the beginning of
the year	1,592,225	$3.30
Granted	-	$-
Exercised	(16,500)	$1.40
Forfeited	(163,372)	$3.23

Outstanding at the end of the year	1,412,353	$3.33	6.78	$-

Exercisable at the end of the year	1,283,050	$3.10	6.73	$-

Vested and expected to vest at
end of year	1,365,983	$3.33	6.78	$-

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock. As of December 2008, there were no in-the-money options, therefore no intrinsic value exists. As of December 31, 2008, there was approximately $ 7 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That total unrecognized compensation cost is expected to be recognized over a weighted-average period of 0.63 years.

The weighted average grant date fair values of options granted during 2006 and 2007 were $1.84 and $ 1.02, respectively. No options were granted during 2008.

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of options exercisable

$ 0.99 - $ 1.46	69,500	3.7	$1.30	69,500	$1.30
$ 2.08 - $ 2.92	677,850	6.6	$2.90	652,850	$2.72
$ 3.27 - $ 4.13	665,003	7.3	$3.98	560,700	$3.77

	1,412,353	6.8	$3.33	1,283,050	$3.10

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	Dividends:

Dividends may be paid by the Company only out of the Israeli company’s earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS.

The Company does not anticipate paying dividends in the foreseeable future.

NOTE 15:	–	GEOGRAPHICAL INFORMATION

a.	Business segment, geographical areas and foreign operations:

The Company applies Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2006	2007	2008

Product sales :
Israel	$69	$-	$70
Far East (excluding Japan)	1,844	4,773	5,953
Europe	6,711	5,549	6,796
North and South America	1,191	483	2,235
Africa	461	249	72
Japan	1,868	647	1,265

	12,144	11,701	16,391

Service revenues :
Israel	5	54	143
Far East (excluding Japan)	598	1,986	4,272
Europe	4,675	7,438	9,229
North and South America	962	775	956
Africa	75	38	167
Japan	1,765	1,197	1,064

	8,080	11,488	15,831

Total revenues *)	$20,224	$23,189	$32,222

*)	In the years 2006, 2007 and 2008 there were no sales to a single customer exceeding more than 10% of revenues.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	GEOGRAPHICAL INFORMATION (Cont.)

2.	Total revenues from products derived from external customers are divided as follows:

	Year ended December 31,
	2006	2007	2008

Licenses	$10,979	$8,377	$12,893
Hardware	1,165	3,324	3,498

Total revenues from products	$12,144	$11,701	$16,391

3.	The Company’s substantial long-lived assets are located in Israel.

NOTE 16:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2006	2007	2008

Numerator for basic net earnings (loss) per share -
net income (loss) available to shareholders	$801	$(6,348)	$604

Interest expenses on convertible debentures	8	-	-

Net income used for the computation of diluted net
earnings (loss) per share	$809	$(6,348)	$604

Weighted average Ordinary shares outstanding	8,819,857	8,881,178	8,921,951

Effect of dilutive securities:

Employees stock options	178,823	*) -	14,507

Convertible debentures	33,674	*) -	*) -

	212,497	*) -	14,507

Diluted weighted average Ordinary shares outstanding	9,032,354	8,881,178	8,936,458

Basic and diluted net earnings (loss) per share	$0.09	$(0.71)	$0.07

*)	Anti-dilutive.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2006	2007	2008

Interest income	$400	$865	$219
Interest expenses	(121)	(161)	(198)
Exchange rate gain (loss) and bank charges *)	39	(416)	(398)
Income (expenses) in respect of convertible
debentures **)	(1)	(1,868)	4,428
Income from decrease in fair value of embedded
derivative of convertible debenture **)	-	3,439	(495)
Gain (loss) from marketable securities	8	10	(420)

	$325	$1,869	$3,136

*)	Includes income (expense) from forward transactions in the amount of $ (61), $ 33 and $ (39) for the years ended December 31, 2006, 2007 and 2008, respectively.

**)	See also Note 2l

NOTE 18:	–	RESTRUCTURING CHARGES

During the fourth quarter of 2007, the Company’s management and Board of Directors approved certain reorganization and restructuring plan which resulted in a total charge of $ 849, which was paid in 2008. The charge arose in connection with the decision to restructure the Company’s corporate management, reduce overhead and consolidate its activities. Included in the total charges were mainly severance charges and employee-related liabilities arising in connection with a head-count reduction of 24 employees.

NOTE 19:	–	RELATED PARTY TRANSACTION

Based on a resolution of the shareholders of the Company, on December 20, 2007, the Chairman of the Board of Directors, Mr. Izhak Nakar, was entitled to a bonus of $ 300 in respect of his assistance to the Company in connection with the acquisition of CPL and ASG, which was paid during 2008. In addition, Mr. Nakar was paid a fee of $ 1.2, plus reimbursement of any expenses, for every business day invested by him in consideration of his active involvement in the Company throughout 2007 and 2008 (“consulting fees”). During 2007 and 2008, Mr. Nakar received compensation of $ 166 and $ 189 respectively, for his service as a Board member and for consulting fees.

TOP IMAGE SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:	–	DISCONTINUED OPERATIONS

On December 2008, the Company decided to discontinue operations of TIS GZ business that was mainly engaged in projects development in areas of capture solutions in Southern China region. Employment of the entire Guangzhou team was terminated during December 2008. Full cessation of activities was consummated during January 2009. The Company does not expect any significant involvement or effect to its remaining business as a result of such discontinuation.

Set forth below are the results of operations of the discontinued operations:

	Six months ended	Year ended
	December 31,
	2007	2008

Revenues	256	414

Loss before taxes	104	840
Income taxes	-	-

Net loss	104	840

NOTE 21:	–	SUBSEQUENT EVENTS (UNAUDITED)

a.	During January and February 2009, the Company purchased $ 1,843 par value (NIS 7,435 par value) of its outstanding convertible debentures for $ 852. The total outstanding par value as of March 31, 2009 is $ 10,670 (NIS 44,363).

b.	On January 4, 2009, the Company signed an agreement amendment with the minority in ASG and acquired the remaining 49% of the shares in Top Image Systems (Asia Pacific) Pte Ltd. (formerly known as ASG), as a result of this transaction, TIS Asia Pacific became a wholly-owned subsidiary of TIS. The acquisition was made by issuance of 400,000 of the Company’s shares to the seller.

c.	Repricing of options to employees and directors:

On January 1, 2009, following the approval by the Company’s Board of Directors, the Company had repriced the exercise price of employees and directors’ outstanding options. Employees and directors that agreed to the repricing proposal were granted new amounts of options carrying an exercise price of $ 1.3 in a “value per value”formula, such that the total fair value of the new options is equal to the fair value of their old options. The repricing was accounted as a modification during 2009.