Form 20-F
period 2009-12-31
TOP IMAGE SYSTEMS LTD
filed 2010-06-23
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

 2 Ben Gurion St, Ramat Gan, 52573, Israel
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

9,325,638 Ordinary Shares

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

Yes  ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

i

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

Use of Certain Terms

In this report, “we,” “us,” “our,” “TIS” and the “Company” refer to Top Image Systems Ltd. and its consolidated subsidiaries, collectively. The term “Asiasoft global” or “Asiasoft” shall mean Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte. Ltd.) and its consolidated subsidiaries.   References to “$” and “U.S. dollars” are to the lawful currency of the United States of America.

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

In December 2008, we decided to terminate our South China operations and shut down our facility in Guangzhou. We stopped marketing and deploying capture solutions development projects in South China, terminated all the employment contracts of our Guangzhou team and closed the Guangzhou facility. This shut-down required us to reclassify our 2007 numbers. The results of operations of this business for each of the three years ended December 31, 2009 are reflected in our statements of operations in the line item called “Loss from discontinued operations, net of tax.

	2005	2006	2007	2008	2009
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
Revenues	$16,820	$20,224	$23,189	$32,222	$23,534
Cost of revenues	6,763	7,648	13,170	15,075	9,258
Gross profit	10,057	12,576	10,019	17,147	14,276
Research and development, net	1,312	1,792	2,393	1,762	1,558
Selling, administrative and general	9,030	10,263	14,886	15,248	11,583
Restructuring charges	-	-	849	-	-
Impairment of goodwill and other intangible assets	-	-	-	1,839	-
Operating income (loss) from continuing operations	(285)	521	(8,109)	(1,702)	1,135
Financial income( expenses), net	(146)	325	1,869	3,136	(5,452)
Other income (expenses), net	-	-	189	-	(26)
Taxes on income	30	45	228	74	91
Income (loss) from discontinued operations, net of tax	-	-	(104)	(840)	13
Equity in earnings (impairment losses) of affiliated companies	-	-	35	84	(677)
Net income (loss)	(461)	801	(6,348)	604	(5,098)
Net basic and dilutive income (loss) per share:
Continued operations	$(0.05)	$0.09	$(0.70)	$0.16	$(0.55)
Discontinued operations	-	-	$(0.01)	$(0.09)	-
Weighted average number of shares outstanding for basic net loss per share	8,764,222	8,819,857	8,881,178	8,821,958	9,322,341
Weighted average number of shares outstanding for dilutive net loss per share	8,764,222	9,032,352	8,881,178	8,936,458	9,322,341

	2005	2006	2007	2008	2009
Summary of Balance Sheet Data:
Cash and cash equivalents	$8,200	$6,195	$7,843	$5,777	$2,866
Working capital	12,137	26,852	10,025	6,030	3,859
Total assets	20,360	34,295	35,921	24,642	18,167
Long term debt	-	14,197	12,770	4,660	6,729
Total liabilities	6,142	18,915	25,683	14,540	13,137
Shareholders’ equity	14,218	15,380	10,238	10,102	5,030

RISK FACTORS

The impact of the current global economic turmoil and any further deterioration of global economic conditions may have a material adverse effect on our business, results of operations and financial condition.

We sell our products and services in various countries all over the world. Consequently, our sales and profitability are dependent on general economic conditions globally and locally. The recent weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the current deteriorating global economic conditions, aggravated by the unprecedented currency volatility, have resulted and may continue to result in our current and potential customers as well as the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions. For example, some customers may postpone new projects or choose not to upgrade their license.

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

The current downturn had led us to shut down our China operations and to terminate the employment of approximately 30 employees, in our China facilities, However, we are currently operating in China through our local distributor.

The difficult global economic conditions may also result in inefficiencies due to our reduced ability to forecast developments in our industry and plan our operations accordingly. Also, continuing difficult general economic conditions, negative developments in our industry, any significant underperformance relative to historical or projected future results by us or any part of our business, or any significant changes in the manner of our use of the acquired assets or the strategy for our overall business may cause reductions in the future valuations of our investments and assets and result in impairment charges related to goodwill or other assets. Adverse economic conditions affecting us, our current and potential customers, their spending on our products, services and solutions, and our suppliers and collaborative partners may have a material adverse effect on our business, results of operations and financial condition.

For a more detailed discussion of the termination of our China operations, see “Information About the Company – Recent Developments.”

For a more detailed discussion of our liquidity and capital resources, see “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Due to difficulties to make our debt payments we had to restructure the terms of our debentures and may not be able to make our debt payments in the future.

In December 2006, through the issuance of convertible debentures, we raised net proceeds of NIS 61,900 thousand (approximately $14,800 thousand at the date of issuance). Out of this amount the Company repurchased approximately  NIS 17,500 thousand (face value) of the debentures. As of December 31, 2009 the balance of outstanding debt under the debenture is approximately $11,760 thousand.

The Company has agreed with its debenture holders on principles of a settlement regarding the payments of the principal and interest of the Company's debentures and adding an option of early repayment, for the Company on certain terms. These principles were approved at a debenture's holders' meeting on January 14, 2010. The Company is currently negotiating with the debenture's trustee, the amendment of the indenture and once such amendment is agreed, will request that the court to convene another debenture's holders' meeting in order to approve the indenture Amendment. The Company and the trustee are currently acting in accordance with the approved principles.

The first payment of principal under those debentures for approximately NIS 11,090 thousand (approximately $2,940 thousand as of the payment date) was due December 31, 2009 together with $9 thousand of interest payments.  Since making such payment would have had an adverse affect on our cash flow, we agreed with the holders of our debentures on the principles of a settlement regarding the payments of the principal and interest of the debentures that includes an option to the Company for early repayment. Those principles were approved at a debenture holders' meeting on January 14, 2010. We are currently negotiating the amendment of the debenture indenture with the debenture trustee, once agreement is reached, we will ask the court to convene another debenture holders' meeting in order to approve the agreement. We and the trustee are currently acting in accordance with those principles.

According to those principles the first principal payment described above was divided to three installments as follows :On December 31,2009 we paid NIS 5,912 thousand out of which NIS 34 thousand are interest expenses (approximately $1,561 thousand which consisted of $1,552 of principal payment plus $9 thousand of interest payment) and on January 31, 2010 we paid NIS 2,040 thousand out of which NIS 39 thousand are interest expenses (approximately $541 thousand which consisted of $531 thousand of principal payment and $10 thousand of interest payment which pursuant to the terms of the arrangement was set at a rate of 9% for the postponement period).  The remainder of the first payment NIS 3,211 thousand (approximately $855 thousand) is due by June 30, 2010 with an annual interest rate of 9% for the postponement period.

According to the agreed principles, the rest of the principal amounts (approximately NIS 33,300 thousand or $8,820 thousand) will be paid in seven equal annual installments of NIS 4,757 thousand  each (approximately $1,260 thousand). The Company may postpone the payment of the second payment of the principal until June 30, 2011. Any payment made at a date which is later than the payment date determined in the original terms of the debentures carries a 9% annual interest on the postponement period.

For a more detailed discussion of the debenture arrangement , see “Information About the Company – Recent Developments.”

Our ability to meet our obligations under the convertible debentures and our other debt obligations will depend on whether we can implement our strategy as well as on financial, competitive and other factors including factors that are beyond our control.  If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our convertible debentures. Our ability to refinance our indebtedness, including the convertible debentures, will depend on, among other things:

•	our financial condition at the time;

•	restrictions in agreements governing our debt; and

•	other factors, including market conditions.

We cannot ensure that any such refinancing will be available on terms acceptable to us. The global financial crisis has led to a more limited availability of credit and, as a result, refinancing has become even more difficult.  If we are unable to meet our obligations under the restructured convertible debentures and refinancing will not available, we may have to sell assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the convertible debentures.  In the event of such default, our debenture holders and holders of other outstanding indebtedness may accelerate their maturity dates.

Our indebtedness and debt service obligations have increased with the issuance of the convertible debentures in 2006, which may adversely affect our cash flow, cash position and share price.

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

Our expansion through acquisitions, including our recent purchases of Capture Projects Ltd. (“CPL”) and Asiasoft Global could lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

In 2007, we acquired related complementary businesses,  in an effort to expand capacity, enter new markets and diversify our sources of revenue.  In 2007, we acquired CPL, a provider of document management solutions in the United Kingdom, and also acquired a 51% holding in Asiasoft, a holding Company of a group of subsidiaries and affiliated companies in China, Hong-Kong and Singapore, which are information technology solutions providers.  In January 2009 we acquired the remaining 49% of the Asiasoft shares.  These expenditures had strained management, financial and operational resources.

The acquisition of 49% of the Asiasoft shares was financed by issuance of our ordinary shares to the seller.  Future acquisitions may also result in potentially dilutive issuances of equity securities, incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results.  Acquisitions in foreign countries may pose additional problems, and we may experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.  Also, the acquired businesses may not yield the income and levels of activity we expected them to yield, which may result in losses.

In 2009, we concluded the termination of our China operations by shutting down our facility in Shanghai after terminating our Guangzhou operations in 2008.  We believe that our business has not fully matured for that part of the Chinese market.  However, we are currently operating in China through our local distributor.

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006 and 2008, and our losses may continue.  For the year ended December 31, 2009, we had an accumulated deficit of $25,539 thousand. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue, this may cause our stock price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.

Our lengthy sales cycle increases our exposure to customer cancellations or delays in orders, which may result in volatile quarterly revenues.  Given the high average selling price of, and the cost and time required to implement our solutions, a customer’s decision to license our products typically involves a significant commitment of resources and is influenced by the customer’s budget cycles and internal approval procedures for information technology purchases.  In addition, selling our solutions requires us to educate potential customers about our solutions’ uses and benefits.  As a result, our solutions have a long sales cycle, which can take 9 to 12 months or more.  Consequently, we have difficulty predicting the quarter in which sales to expected customers may occur.  The sale of our solutions is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes of our customers, which typically accompany significant capital expenditures.

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

Sales to large customers have historically accounted for a significant part of our sales.  In 2009, sales to one customer  accounted for 11% of our total revenue, and no other customer to which sales accounted for 10% or more of our total revenues in 2007 and 2008. If we are unable in the future to complete sales to large customers, our business, prospects and financial results could be adversely affected.

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

Yehezkel Yeshurun, our former Chief Scientist and our former member of our board of directors, was, at the time of his employment with us (which terminated in January 2001), a Professor of the Tel Aviv University Computer Science Department ("the University") where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof.  Yeshurun.  We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

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

If we are unable to achieve and maintain a leading position and to build awareness of our brands, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

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

Although the Company has product liability insurance, defects, errors or successful product liability claims against us could have a material adverse effect on our business, prospects and financial results.  For additional information on our warranty policy, see the subsection below entitled “Warranty and service.”

We engage in international sales, which expose us to a number of foreign political and economic risks.

We engage in international sales, which are subject to a number of risks that could seriously impede our financial condition and growth.  As a result of our product sales in various geographic regions, which we may expand in the future to new geographic regions, we are subject to the risks associated with international sales, including license requirements, economic and political instability, terrorism, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business. Approximately 70% of our revenues in 2009 were generated from sales made in Europe. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union.

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

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar and Japanese yen. In periods when the U.S. dollar weaken against these other currencies, our reported results of operations may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

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

In the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984 for the financing of a portion of our research and development expenditures in Israel.  The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether.  The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants.  Such approval, if granted, will generally be subject to additional financial obligations.  In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties.  See also “Governmental Regulation” in Item 5 herein.

If we fail to satisfy the condition specified by our “Approved Enterprise” program, we may be denied benefits to which we are currently entitled to in the future.

The Investment Center of the Israeli Ministry of Industry Trade and Labor has granted us “Approved Enterprise” status to certain development programs under The Law for the Encouragement of Capital Investments, 1959, or the Investment Law.  The benefits available to an Approved Enterprise program are dependent upon the continuing fulfillment of ongoing conditions stipulated under applicable law and in the certificate of approval.  If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied us in the future.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, we had not generated income subject to the provisions of the amendment.

Our ordinary shares have been subject to frequent significant price fluctuations.  If we fail to maintain minimum bid requirements, we could be delisted.

Our ordinary shares are quoted on the NASDAQ Capital Market ("NASDAQ”), and have been subject to frequent significant price fluctuations.

In addition, trading in shares of companies listed on the NASDAQ in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our ordinary shares.

According to the NASDAQ listing standards if the stock price of a listed company falls below $1.00 a share for a period of 10 consecutive business days, such company’s stock may be subject to delisting unless such failure is cured within 180 days from the date on which NASDAQ notifies to the listed company of such failure.  On September 16, 2009 we received a letter from NASDAQ advising us that our stock has been trading at a price that would subject our stock to delisting if we fail to regain compliance with the NASDAQ minimum bid price requirements.  We regained compliance on February 16, 2010.  On May 24, 2010 we received additional notice from NASDAQ advising us that our stock has been trading at a price that would subject our stock to delisting if we fail to regain compliance with the NASDAQ minimum stock price requirements.  If we cannot regain compliance within the required 180-day period, our stock may be subject to delisting.  If our stock will be delisted from NASDAQ we will lose our status as a “dually listed company” which will result in us being subject to more stringent reporting requirements in the Tel Aviv Stock Exchange which may cause an increase in our reporting related costs and expenses.

In addition, if our securities were to be delisted from the NASDAQ, our ordinary shares could be considered a “penny stock” under federal securities law. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is effected in different currencies (US dollars on the NASDAQ and New Israeli Shekels on the Tel Aviv Stock Exchange) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising its rights and fulfilling its obligations toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  As a foreign private issuer listed on NASDAQ, we may also follow home country practice with regard to, among other things, composition of the board of directors and quorum at shareholders' meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

Provisions of Israeli law could delay, prevent or make difficult a change of control and therefore depress the price of our shares.

The Companies Law generally provides that a merger be approved by the board of directors and by the shareholders of a participating company by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which, if public trading in our ordinary shares resumes, could depress our share price.

Under current Israeli law, we may not be able to enforce covenants not to compete, and, therefore, we may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

In general, we have entered into non-competition agreements with our employees in Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We are a foreign private issuer and you will receive less information about us than you would from a domestic U.S. corporation.

As a “foreign private issuer”, we are exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements in connection with proxy solicitations under Section 14 of the Exchange Act. Our directors, executive officers and principal shareholders also are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our shares. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, you may not be able to obtain the same information relating to us as you would for a domestic U.S. corporation.

Although our internal control over financial reporting was considered effective as of December 31, 2009, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a), which applied to us for the first time in 2007, have resulted in an increase of our general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective; our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

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

ITEM 4.                      INFORMATION ABOUT THE COMPANY

History and Development

Establishment, Legal Name, Office and Trading Markets

We were incorporated in March of 1991, are domiciled in Israel and exist as a company with a limited share capital subject to Israeli law.  Our legal name is Top Image Systems Ltd. and our registered and principal executive offices are located in Israel at 2 Ben Gurion St, Ramat Gan, 52573 , and our telephone number is + 972-3-767-9100.  Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

Our ordinary shares began trading on the NASDAQ in November 1996 and on the Tel Aviv Stock Exchange in December 2006.

Recent Developments

In December 2006 through the issuance of convertible debentures, we raised net proceeds of NIS 61,900 thousand (approximately $14,800 thousand at the date of issuance). Out of this amount the Company repurchased approximately  NIS 17,500 (face value).   As of December 31, 2009 the balance of outstanding debt under the debenture is approximately $11,760 thousand. The first payment of principal under those debentures for approximately NIS 11,090 thousand (approximately $2,940 thousand as of the intended payment date) was due December 31, 2009 together with $9 thousand of interest payments.

Since making such payment would have had an adverse affect on our cash flow, we agreed with the holders of our debentures on the principles of a settlement regarding the payments of the principal and interest of the debentures that includes an option to the Company for early repayment. Those principles were approved at a debenture holders' meeting on January 14, 2010. We are currently negotiating the amendment of the debenture indenture with the debenture trustee, once agreement is reached, we will ask the court to convene another debenture holders' meeting in order to approve the agreement. We and the trustee are currently acting in accordance with those principles.

According to the agreed principles, the first principal payment which was due December 31, 2009 will be paid in three installments payable as follows:

•	the first installment, for NIS 5,878 thousand, (approximately $ 1,552) was paid on December 31, 2009 together with the interest accrued as of such date;

•
the second installment, for NIS 2,001 thousand, (approximately $ 531) was paid on January 31,2010 together with the interest (approximately $10 thousand) accrued as of such date. the remainder, in the amount of NIS 3,211 thousand (approximately $855 thousand) will be paid no later than June 30, 2010 together with interest at an annual rate of 9% for the period beginning December 31, 2009 and ending upon the date of actual payment. .

According to those principles, the remainder of the principal amount (approximately NIS 33,300 thousand or $8,820 thousand) will be paid in seven equal annual installments of NIS 4,757 thousand each (approximately $1,260 thousand). The Company may postpone the payment of the second installment of the rest of the principal amount until June 30, 2011. Any payment made at a date which is later than the payment date determined in the original terms of the debentures carries a 9% annual interest on the postponement period. We intend to service our debt from ongoing operations, but we have also agreed  to explore pre-paying such debt by raising additional capital or considering refinancing options.

In addition, we are entitled to prepay the outstanding amount under the debentures, and, in the event that all of the Company's stock or substantially all of the Company’s business is sold, we will be obligated to prepay all the amounts outstanding under the debentures. If such prepayments are made prior to December 31, 2010, the total amount to be paid will be reduced to 87% of the unpaid principal outstanding under the debentures

In December 2009, we terminated our China operations and shut down our facilities in Shanghai. We stopped marketing and deploying capture solutions in China, terminated all the employment contracts of our Shanghai branch (approximately 30 employees) and closed our leased offices in Shanghai. However, we are currently operating in China through our local distributor.

In 2009, in large measure, we ceased our hardware and other third party sales activities in Asiasoft, in accordance with the Company’s strategy to increase profitability and margins.

On January 4, 2009, we completed the second and final step in the acquisition of Asiasoft, by acquiring the remaining 49% of its share capital and issuing to Mr. Toh Kian Hong, the seller of these shares, 400,000 ordinary shares representing approximately 4.2% of our issued and outstanding share capital.

During 2009, 2008 and 2007, the aggregate amounts of our capital expenditures were $188 thousand, $308 thousand and $434 thousand, respectively.  These expenditures were principally for the purchases of computer hardware and software and facilities improvements, and were paid for with internally generated funds and the proceeds of our public offering of convertible debentures in 2006.

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

eFLOW®'s open architecture allows for integration with all major content management, enterprise resource planning (ERP), CRM and workflow systems as well as major multi-function printers and scanners. Therefore, eFLOW® provides an end-to-end solution for managing invoices and payments and eliminates a significant portion of traditional manual data entry, decreases the need for data entry resources and processing time, and significantly improves the quality, accuracy and value of the data.

eFLOW®’s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET  Microsoft Visual Basic and web 2.0 for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files.  Developing the advanced version of eFLOW® unified content platform, eFLOW® Version 3.0 and future version, based on the Microsoft .NET technology ensures its compatibility with future Microsoft technologies and other technology partners, and gives our customers shorter and easier implementation process, faster runtime, and a robust and secure execution environment. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW® with other mission-critical applications to create fully integrated business solutions.  eFLOW® includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

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

In mid 2007, we released eFLOW® Version 4.0 which provides our customers an enhanced user experience, powerful user-interface, increased efficiency and superior data recognition. Its enhanced completion module introduces a new user interface to meet customers' demands and ergonomic needs. Thus, greater efficiency and productivity are achieved. Extensive research and development processes led to a state-of-the art recognition algorithm for unprecedented recognition rates unique intelligent matching of different recognition technologies, freeform and secured character recognition and perfect document classification. The latest versions of market leading recognition engines were embedded in eFLOW® Version 4 for the best performance and greatest accuracy. eFLOW®’s Version 4.0 includes analyzing tools for improving and maximizing control over recognition rates, enhanced look-up tables are available at any stage to speed up recognition and validation processes. eFLOW® Version 4 also includes automatic dynamic learning to ensure greater accuracy of information. Any editing and changing done by the users is automatically learned and stored by the system for future use. Resources and processing time are reduced to a minimum.

At the end of 2008, we released eFLOW® Version 4.5 which provides our customers an enhanced user experience, powerful user-interface extended via Web clients, increased efficiency and superior data recognition. Its Web enabled completion module introduces a new zero-print user interface to meet customers' demands, including cross platform and cross browser compatibility. A new component, Collection Organizer, allows unprecedented flexibly manipulating images, collections and classification’s results. The strategic direction leading to a full Service Oriented Architecture resulted with additional services exposed as eFLOW® services, allowing a more flexible architecture of current and future solutions.  Additional research and development effort led to the development of a unique algorithm, combining the recognition of machine printed information with handwritten information, located both on the same form. The latest versions of market leading recognition engines were embedded in eFLOW® Version 4.5 for the best performance and greatest accuracy. Also, additional improvements to scalability and availability resulted with a solution fitting more than ever to the large and demanding enterprise environment.

The eFLOW® solution includes a robust set of applications that run on top of the core platform and enables invoice processing, accounts payable processing and mailroom automation.

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

Principal Markets.

As of December 31, 2009, we operated offices in the United States, the United Kingdom, Germany, Hong Kong, Singapore and Japan through subsidiaries.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western Europe and in Eastern Europe, South Africa and Australia.  We have several local sales and technical representatives in France, Spain, Italy, the Netherlands and Australia.  These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. dollars in thousands)

	2007		2008		2009
	$	%	$	%	$	%
Europe	5,549	47%	6,796	42%	8,006	72%
Far East (excluding Japan)	4,773	41%	5,953	36%	1,802	16%
Japan	647	6%	1,265	8%	273	2%
North and South America	483	4%	2,235	14%	1,078	10%
Africa	249	2%	72	-	10	-
Israel	-	-	70	-	42	-

Total	11,701	100%	16,391	100%	11,211	100%

Service Revenues by Region
(U.S. dollars in thousands)

	2007		2008		2009
	$	%	$	%	$	%
Europe	7,438	65%	9,229	58%	8,411	69%
Far East (excluding Japan)	1,986	17%	4,272	27%	1,960	16%
Japan	1,197	10%	1,064	7%	770	6%
North and South America	775	7%	956	6%	1,030	8%
Africa	38	0%	167	1%	44	-
Israel	54	1%	143	1%	108	1%

Total	11,488	100%	15,831	100%	12,323	100%

Seasonality

Our business significantly depends upon the requirements of large corporations and governmental agencies.  As many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year.  This mode of operation affects our results of operations throughout the year.  Nevertheless, in Japan and the United Kingdom, fiscal years generally end on March 31, thus activity in the Japanese and UK markets tends to reduce the seasonality of our business.  See the section of Item 5 herein entitled “Sale Cycle” for additional details.

Marketing Strategy

Top Image Systems offers a solution based strategy, reflected by our field proven end-to-end eFLOW® intelligent document capture platform.

eFLOW presents a broad set of information capture solutions and technologies.  It serves as a single gateway for information that enters the enterprise. eFLOW captures, classifies, processes, understands, recognizes, validates and delivers information to ERP systems, content management applications, workflow solutions and CRM systems. The eFLOW solution can be sold based on return on investment (“ROI”) solely as it brings fast value to its customers.

At the end of 2008 we released eFLOW version 4.5. eFLOW4.5 features an enhanced user experience, increased efficiency and superior data recognition. eFLOW4.5’s Web 2.0-based data entry tool allows users to manage documents securely from any browser-based environment.

The data entry tool is a ‘thin client’ application that uses very little bandwidth. Secure document streaming eliminates the threat of privacy breaches, and customizable display options mean users can even log in with pocket PCs and smart phones.

eFLOW4.5 also features easier management of any open flow, and easier movement between applications with the unified completion station and new user interface. Based on Visual Studio 2005, users  who need to handle structured, semi-structured or unstructured documents will now see only one interface, thus we deliver an effective solution with a low cost of ownership.  During 2009 the  eFLOW4.5 platform was successfully implemented and used by major banking and finance, logistic, postal, and governmental clients.

In line with the Company’s strategy to increase profitability and margins, in 2009 we focused on selling solutions with a dominant software component. Revenues in 2008 included $7,500 thousand of hardware and other third party sales, the vast majority of which was discontinued in 2009.

Following our strategic decision to expand our presence among banking and financial organizations, along with verticalization of eFLOW, we have created a dedicated solution to answer the specific needs of these customers. The solution is being successfully used by several major players in the finance market in the Pacific Rim. In 2010 we see great potential translating this solution to other regions across the globe, mainly in Europe.

In 2009 we also focused on our eFLOW mailroom application, following an increased request for this solution, mainly in Europe. eFLOW mailroom application, part of the eFLOW Unified Content Platform, allows companies to bring a new level of automation to the process of receiving and classifying incoming mail or other incoming information in all shapes regardless of its origin. This trend toward mailroom application and early classification of the incoming information at the point of entry to the organization is increasing.

In 2010, which was declared as the population census year across the globe, we will also focus on census and state-level (local) statistical projects. Based on TIS strong leadership position as a data capture service provider for governmental organizations, during 2009 we won five population census projects including the Vietnam, Belarus, and Ireland as well as several state-level (local) statistical offices in Europe.

Our offering is based on capture and image management solutions designed to suit any budget and usage profile. In order to follow the market trend and answer our customers' demand, in 2009 we have integrated web-based software-as-a-service (“SaaS”) solution as well as an-ongoing per click/per user capture technologies into our online content management suites. These solutions are already used by three major clients in the UK.  This revenue model will allow TIS to have better yearly and quarterly revenues forecast as we expect this part of the business will grow.

In line with our efforts to increase recurring revenues (such as SaaS model), in 2009 a significant part of our activity was based on our strong partnerships with large BPM/BPO players, including Accenture, Xerox, IBM and Atos. TIS provides those partners with an input management solution that efficiently and accurately integrates information from various sources into the applications that drive the business.

Our marketing strategy involves the use of value added resellers, distributors, system integrators and original equipment manufacturers (“OEMs”). Global and local value-added resellers, distributors and systems integrators find our enterprise solution strategy attractive as it usually completes their own solutions. This allows us to sell products to end-users without the costs of directly marketing to end-users.

Cooperation with such partners frees us from having to invest resources in providing support and services to the end-user. This strategy is based on our belief that value-added resellers, distributors, systems integrators and OEMs generally have better access to end-users in their respective markets than we do. Our partnership with value added resellers, distributors, system integrators and OEM also supports our strategy to be involved in large-scale projects.

Nevertheless, working through channels instead of engaging in direct sales to customers limits our share in each transaction’s revenues and may damage our control over our order stream. Therefore, in territories where we enjoy a strong presence and maintain a local branch office, and where the market potential is high, we choose to work directly with the end customers. We provide consulting, implementation and support services directly to the customers and thus we enjoy a closer relationship with the customer and larger share of the deal’s revenues.  We are endeavoring to continue this trend in the coming years.

We see a great potential in both Europe and Asia Pacific. TIS focused on these two territories in 2009 and will keep investing in 2010.  Europe is a stable and strong market that despite of the recession continued growing in 2009; therefore, we will keep our efforts in this market. We also have a growing data capture market share in Asia Pacific, mainly in the banking and finance arenas and we expect that this market will provide TIS a growth engine.

In April 2007, we acquired 100% of CPL. CPL was a leading provider of document management solutions in the United Kingdom and a distributor of a competitive technology. This acquisition increased our presence in the UK as well as in the European market in general. This acquisition provided us with exposure to new markets while extending its offerings to both new and existing customers.

In July 2007, we acquired 51% of the issued and outstanding stock of Asiasoft and the stock of an Asiasoft subsidiaries that were not then fully owned by Asiasoft. In January 2009, we purchased the remaining 49% of Asiasoft, issuing 400,000 of our shares as a payment for the remaining Asiasoft shares.  Asiasoft is a holding company that holds all the shares of certain leading developers and distributors of document capture, content management and shared services software throughout APAC. This acquisition provided us with a comprehensive and established infrastructure in the region and positioned us as one of the strongest players in there.

We believe that these two acquisitions added more capabilities, expanded our portfolio and brought us a step closer to becoming one of the document capture market leaders in Europe and in Asia Pacific. In line with the Company’s strategy to increase profitability and margins, during 2009 we conducted an eFLOW centric strategy in both CPL and Asiasoft activities, ceasing hardware and other third party products sales. In parallel, we reinforced our sales force in Germany, to better support this leading market.

We sell through a network of value-added resellers, distributors and systems integrators in approximately 40 countries worldwide. The system integrators are managed via our sales and marketing force located in our sales centers in Europe, the United States and Asia Pacific and in our headquarters in Israel.  We have implemented a program to align ourselves with major complementary strategic level partners who can help us reach new target customers and market segments.  These agreements call for the strategic partner and us to plan and coordinate marketing and sales activities in their respective territories.

           In 2009 we established a strategic partnership with Braintribe IT Technologies GmbH (“Braintribe”), a pioneer of service oriented document management and specialist for integration of ECM-Systems. The Braintribe Platform meets the needs of service oriented architecture and offers an open surrounding for possibilities to existing and new business applications. The combination of Braintribe and TIS knowhow guarantees a high-end automation of business processes. The successful joining of both platforms enables auspicious synergy effects and offers software as service functionality. The customer advantages are especially web-based application, scalability, automatic classification, monitoring and content management.

In France, we have tightened our relationship with XGS and won together six new invoice reader projects and one mailroom project. XGS was also our partner at the BMW bank project that we won in Germany. In the UK, we won together with our long-term partner, CACI, the bid for the 2011 Irish Census.

In order to take the eFLOW platform to the right places in the APAC market, we are focusing on tightening our relationship with several of our partners; Fuji Xerox – China, Kodak, NEC, Fujitsu, Sumitomo, IBM. All partners have experience with TIS worldwide.

In 2009 we worked with our partner J&B Software, Inc., a premier provider of enterprise-wide payment system solutions and integration services, on several large opportunities. J&B Software Inc. provides eFLOW®, our flagship document capture solution, to its large client base in the transaction processing and financial services industries. This partnership represents an excellent opportunity for us to reach a wider audience in the US market.

In 2009 we strengthened our partnership with Politec that brings an expanded package of expertise in IT solutions for governmental agencies.  Together, we won a saving accounts statement processing project for Banco do Brasil. The project is valued at over $1 million. Aiming to meet government regulations, Banco do Brasil was looking for a solution to capture and process 60 million savings account statements stored over 60,000 microfiches. After technologically benchmarking several solution providers, Banco do Brasil selected TIS’s eFLOW to restore information for balances and interest rates applied incorrectly due to old Brazilian economic plans spanning over the last twenty years.

In 2009 TIS was selected by Unisystems, the largest Greek IT integrator, to process 170 thousand medical prescriptions a day for a major social security organization in Europe.

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

ReadSoft, one of our competitors, filed a patent application entitled “Method and Arrangement for Automatic Data Acquisition of Forms.” The patent was granted on August 13, 2003 (EP 0976092).  Although the patent was not enforced against us, we became aware of the patent and, in May 2004, filed a Notice of Opposition with the European Patent Office requesting that the patent be revoked in its entirety.  After a number of written exchanges, the dispute was heard on March 8, 2007 in a proceeding at the European Patent Office in Germany.  At the end of the oral proceeding, Readsoft’s patent was revoked in its entirety.  Readsoft has appealed this decision and has petitioned for the patent to be reinstated. On May 13, 2009 Readsoft's appeal was denied.

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

We believe that product recognition is an important competitive factor in the form processing industry.  Accordingly, we promote the eFLOW® name in connection with our marketing activities.  On March 10, 2009, the United States Patent and Trade Office (the  "USPTO") registered a trademark for one of our significant solution and module names, namely eFLOW®, for computer software applications; namely, software applications that processes and integrates data provided from various sources across a single platform, in Class 9 (U.S. CLS. 21, 23, 26, 36 and 38).

Likewise, on May 26, 2009, the USPTO registered our trademark TIS® for use in connection with "Application service provider (ASP) featuring software, technical consultation and technical assistance in the field of computer systems and installation, maintenance, and updating of computer software,” in International Class 042 (U.S. CLS. 100 and 101).  Similarly, on May 26, 2009, the USPTO registered our trademark TOP IMAGE SYSTEMS® for use in connection with " Technical consultation in the field of computer systems; technical assistance in the nature of technical support services, namely, troubleshooting of computer hardware and software systems; installation, maintenance and updating of computer software,” in International Class 042 (U.S. CLS. 100 and 101).

Competition

The data capture market is changing through increased ecommerce and the need to process information more rapidly. Document volumes are growing at the same time as competition is intensifying.

The market is fragmented and is characterized by local application and requirement differentiations, vertical solutions and various combined software offerings to customers. Competitors usually focus in one or more business processes and their solutions address different needs derived from the customer company size, industry, geography and platform.

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

Below are some of the transactions that occurred in 2009:

•
In April 2009, Ingram Micro Inc. (NYSE: IM), a distributor of technology products and supply chain services, announced the acquisition of Vantex Technology Distribution Limited and related Vantex group companies. Vantex is a distributor of Data Capture (DC) and Point of Sale (POS) products, in Asia Pacific.

In October, Ingram Micro Inc. announced that it has signed a definitive agreement to acquire certain assets of Computacenter Distribution (CCD), a wholesaler of servers, storage and related products in the United Kingdom.

•
In May 2009  Open Text Corporation (NASDAQ:OTEX) (TSX: OTC), and Vignette Corporation (NASDAQ:VIGN), software and services, announced that they have entered into a definitive agreement pursuant to which Vignette will become a wholly owned subsidiary of Open Text.

•
In July 2009, Oracle announced that it had agreed to acquire GoldenGate Software, Inc, a vendor of real-time data integration software. The combination of GoldenGate and Oracle is expected to create a comprehensive heterogeneous data integration platform.

•
In September 2009, Kofax acquired 170 Systems, Inc., a US based provider of financial process automation software, The company's flagship product, the 170 MarkView® Financial Suite, is a workflow solution for invoice processing and related accounts payable (A/P) functions, fully integrated with both SAP’s and Oracle’s enterprise resource planning (ERP) software.

•
In October 2009, Nuance Communications, Inc. (NASDAQ: NUAN) announced the acquisition of eCopy, a provider of solutions that integrate paper documents into business software applications. The acquisition of eCopy combines Nuance’s multifunction printer (MFP) desktop solutions and eCopy’s server offerings to deliver network scanning solutions that connect the widest range of MFPs to a broad set of business applications and content management systems.

We have three main global competitors; Kofax which became the market leader via acquisitions and strong distribution channels, Readsoft is our second competitor mainly in the AP - Invoice solution and especially in the EU market and EMC who acquired Captiva and is strong in the global enterprise marketplace.  In certain markets such as in the United States and Europe, we compete with more than one company supplying similar solutions. In the Asia Pacific region we mainly compete mainly against local technology providers and the large global competitors.  The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespan. Accordingly, our ability to compete will be dependent upon our ability to continually enhance and improve our existing products and technologies, complete the development of, and introduce new solutions into the marketplace in a timely manner.  We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that we will be able to enhance successfully our existing products and technology or adapt them satisfactorily or develop new products.

Customers

Through intensive work, in 2009, following our strategic decision, we expanded our presence among banking and financial organizations worldwide.  We have also demonstrated a great deal of success in the postal service marketplace. The global postal service market has become a highly competitive one, and major players in this market are looking for ways to expand and improve their services beyond package and postal deliveries and payments, while utilizing the strong customer base they have. They focus on improved trade routes as well as the ability to handle any information that arrives from a variety of sources. Naturally, these kinds of services place great importance on timely services.

We also gained leadership position as a data capture service provider for governmental organizations; we won 5 population census projects including Vietnam, Belarus, and Ireland as well as several state-level (local) statistical offices in Europe.

In Germany, a mature market, we continue to be a major player and have a respected name as a leading technology and solution providers.  In 2009 we won significant projects such as Swiss post, archive, BMW Bank, Stadt Dortmund and statistical offices and many more updates and upgrades within existing customer base that we have in Germany, Switzerland and Austria.

In addition we established a new partnership with Braintribe IT Technologies GmbH, a pioneer of service oriented document management and specialist for integration of ECM-Systems. The successful joining of both platforms enables auspicious synergy effects and offers software as service functionality and a new mailroom solution.

In France we won six new invoice reader projects with our partner XGS. In Italy, we won major projects, the revenues from which totaled $1,000 thousand

In the UK, we fully integrated CPLs business into our core activity. In 2009, we won together with CACI, the bid for the 2011 Irish Census. This is the second time for the Central Statistics Office (“CSO”) in Ireland as TIS also supplied the original eFLOW3 system through CACI for the 2006 census. The recent win included an upgrade to the eFLOW4.5 which delivers greater functionality and more efficiency to the CSO during this short and critical process period. In the UK we also won three projects based on TIS's web-based software-as-a-service (SaaS) as well as an-ongoing per click/per user solutions.

We also strengthened our presence in Eastern Europe with the selection of eFLOW 4.5 by UNFPA (the United Nations Population Fund) to automate the extraction of data from the 2009 Republic of Belarus Population Census project survey forms, reviewing approximately 10 million citizens. In Slovakia, Volkswagen Slovakia, a production company of the Volkswagen group, selected eFLOW ability to provide a complete P2P (purchase to payment) automated process.

In 2009, we also solidified our presence in Asia Pacific where we are continuing our strategic focus and success in the banking sector. We were selected by BCSIS, the cheque clearing house in Singapore, to use eFLOW as part of their cheque truncation system.  Citibank purchased additional licenses for 8 countries in EMEA.

We also see significant activities in the Government sector around the region. We won a pilot for the National Statistical Office of Thailand (NSO) and one of the major achievements this year was the winning of the Vietnam Census, which we plan to utilize as a reference for similar governmental project in the Pacific Rim.

In the USA we continue working with our partner J&B Software. The cooperation with J&B enables us to offer customers extended advanced intelligent document capture and recognition solutions and services. We won a joint project at the Immigration department of the US government (CIS), together with JP Morgan Chase (JPMC) and J&B.

We also won with J&B and JPMC a project at the Idaho Department of Revenue, based on our eFLOW Freedom solution. An additional win with J&B and JPMC was at the Indiana Department of Revenue (INDOR), based on both eFLOW Integra and eFLOW Freedom solutions. Finally, this partnership led to a win in Canada Railroad (CN), again, based on our eFLOW Freedom. These major wins strengthen our activity in both US and Canada.

In 2009 TIS and the US Social Security Administration (SSA) completed nine consecutive years in production capturing and processing images and data very successfully through eFLOW. In 2009, SSA expended the use of TIS's solutions and added eFLOW Freedom. SSA also upgraded to eFLOW 4.5, adding functionality, improving recognition and reducing manual labor costs replacing legacy data entry systems. We believe in the near future, this successful partnership will expand even more with addition of new processing sites using TIS eFLOW Platform.

In 2009 TIS won and implemented several projects in Latin America and especially Brazil. The Government sector, Courts and Tribunals processes in special, had a big demand for digitalization of their documents using OCR full-text search combined. Correction of nationwide exams such as ENEM (High School National Exam) in Brazil was also a strong business victory of TIS and its eFLOW technology platform. We also won a saving accounts statement processing project for Banco do Brasil, valued at over $1,000 thousand. This win further demonstrates our superiority within the banking sector, where our solutions are being used around the globe to transform labor intensive tasks into an automated, efficient and accurate system, while driving down costs.

Warranty and Service

We generally negotiate our warranty obligations with respect to our products on a case-by-case basis.  Normally our warranty period is up to three months we may be exposed to potential product liability claims by our customers and users of our products.  Currently, we hold worldwide product liability insurance and professional indemnity policies that provide coverage limited to different amounts up to $6 million.  Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition.  While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

We have various maintenance and support agreements with our customers. These agreements typically provide us with regular payments of fees ranging 15-18% per annum of the applicable license fees. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

Governmental Regulation

The government of Israel encourages research and development projects through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In exchange for assistance provided by the Israeli government in connection with research and development costs we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW® software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate.  Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to about $80 thousand as of December 31, 2009.

The terms of the Research Law and the OCS grants restrict our ability to manufacture products outside of Israel or transfer technologies outside of Israel, if those products or technologies were developed using OCS grants or derive from such development. The OCS has the right but not the obligation, to allow such manufacture or transfer of technology outside of Israel. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. Also, even if we receive approval for the transfer of technology outside of Israel, such approval is likely to involve a significant payment to the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

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

Organizational Structure

Top Image Systems Ltd. is part of a group of which it is the parent company. It has a number of subsidiaries worldwide, the most significant and operational of which are the following wholly owned subsidiaries:

—	TIS America Inc. (incorporated in Delaware),

—	Top Image Systems UK Limited (incorporated in the United Kingdom);

—	Top Image Systems (2007) UK Limited (incorporated in the United Kingdom), formerly known as CPL;

—	TIS Deutschland GmbH (incorporated in Germany);

—	Top Image Systems (Asia Pacific) Pte. Ltd (incorporated in Singapore), formerly known as Asiasoft Global Pte Ltd; and

—	TIS Japan Ltd. (incorporated in Japan).

Top Image Systems (Singapore) Pte. Ltd and Top Image Systems (China) Ltd., are wholly-owned subsidiaries of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd. The names of Asiasoft Global and all of its subsidiaries were changed following our acquisition of the stock of Asiasoft Global.  The acquisition of Asiasoft Global was performed in two stages.  In July 2007 we acquired 51% of the outstanding shares of Asiasoft Global and in January 2009, we acquired the remaining 49%. Currently, Top Image Systems (China) Ltd. is not operational.

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

In December 2009, we ceased operations of our business conducted by Top Image Systems (China) Ltd. a wholly-owned Chinese subsidiary of Asiasoft Global.

e-Mobilis Ltd., an Israeli company that was formerly a wholly owned was dissolved in February 2009.

We also hold several non-operating subsidiaries in Asia that were part of the former Asiasoft group of companies.

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located around the world in Cologne, Germany, London, United Kingdom, Tokyo, Japan, and Singapore . We also have several regional offices in Paris, France, Delft, the Netherlands and Hong Kong.

All facilities are leased – we do not own any real property. The following table sets forth details of the square footage and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	9 thousand	540	2014
Cologne, Germany	12 thousand	430	2013
London, United Kingdom	9 thousand	170	2010
Tokyo, Japan	5 thousand	120	2011
Singapore	10 thousand	200	2012

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis of financial conditions and results of operations.

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes and other financial information contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties, including those discussed in "Item 3. Key Information—Risk Factors." See "Forward-looking statements" at the beginning of this annual report.

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

As a result of our acquisition of Asiasoft, in 2008 we were also engaged in the sale of hardware and other third party products and other related value added services, mainly in the Asia Pacific. In 2009,in large measure, we ceased our activities in that regard, in accordance with the Company’s strategy to increase profitability and margins.

During 2007 and 2008, our efforts were aimed mainly at expanding our business through acquisitions and then integration of such acquisitions into our existing business. We also executed a restructuring plan, in December 2007, to redesign Company’s structure and activities and adjust it to post acquisition era.  Our business plan for that time period included measures to reduce our cost structure and align our costs and revenues, including reduction of our global workforce and the consolidation of several of our activities.  The plan included dividing our operations into certain identifiable profit center, consolidating certain operations and reducing personnel.

In 2009 we focused on our core activity by putting eFLOW in the spotlight, eliminating all hardware and other third party sales and reducing manpower while strengthening infrastructure which efforts include merging the Europe Middle East and Africa ("EMEA") teams and strengthening partnerships.

In December 2008, we terminated our South China operations and shut down our facility in Guangzhou. In December 2009, we closed our facility in Shanghai, because of the slow sales process and the market education required to penetrate the Chinese market. Our operating income for 2009 is $1,135 thousand compared to loss of $1,702 thousand in 2008 that were impacted by the goodwill and other intangible assets impairment of approximately $1,839 thousand. Had we not incurred such impairment, our operating results for 2008 would reflect an operating income of $137 thousand.

In 2009 we had net loss of $5,098 thousand compared to net income of $604 thousand in 2008. Our net income in 2009 was adversely affected by several factors, mainly by financial loss in amount of $5,070 thousand due to increase in market value of convertible debentures. By contrast, in 2008 we incurred financial income of $3,136 thousand due to a decrease in the market value of our convertible debentures. Our profits were also negatively affected by write-off of investments we made in our affiliates of $677 thousand.

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
(U.S. dollars in thousands)

	2007		2008		2009
	$	%	$	%	$	%
Europe	12,987	56%	16,025	50%	16,417	70%
Far East (excluding Japan)	6,759	29%	10,225	32%	3,762	16%
Japan	1,844	8%	2,329	7%	1,043	4%
North and South America	1,258	6%	3,191	10%	2,108	9%
Africa	287	1%	239	1%	54	0%
Israel	54	0%	213	0%	150	1%
Total	23,189	100%	32,222	100%	23,534	100%

Acquisitions and Disposals

Our business and financial position during the three years ended December 31, 2009 were influenced by two acquisitions described below:

▪	In April 2007, we acquired all the outstanding shares of CPL for amount of $4,600 thousand to increase our presence in the UK as well as in the European market in general.

In February 2008, we paid additional consideration of $240 thousand to the seller of CPL upon achievement of certain milestone according to the stock purchase agreement.

▪
In July 2007, we acquired 51% of Asiasoft and all the shares of the Asiasoft subsidiaries that were not owed by Asiasoft for an aggregate sum (including acquisition costs) of $2,700 thousand to provide us with a comprehensive and established infrastructure in China, Singapore and Hong Kong.

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

In December 2008, we terminated our operations in South China and shut down our facility in Guangzhou which employed approximately 60 employees. We stopped marketing and deploying capture solutions development projects in South China, terminated all the employment contracts of our Guangzhou team and closed the Guangzhou facility.

In December 2009, we terminated the rest of our China operations and shut down our facilities in Shanghai. We stopped marketing and deploying capture solutions in China, terminated all the employment contracts of our Shanghai branch consisting of approximately 30 employees and closed our leased offices in Shanghai.  Although we closed our offices at Shanghai, we are currently operating in China through our local distributor.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

•	Revenue recognition
•	Allowance for doubtful accounts
•	Marketable securities
•	Valuation of Long Lived Assets, Goodwill and other intangible assets
•	Convertible Debentures

•	Contingencies and accrued expenses
•	Share-based compensation Contingencies and accrued expenses

Revenue Recognition

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and to a lesser extent of related hardware. Revenues from services include maintenance and technical support, consulting and training

We account for software sales in accordance with ASC 985-605 “Costs of software to be sold, leased, or marketed". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are allocated under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

Revenues from hardware sales, whether included in software arrangements or when sold separately, are recognized in accordance with ASC 605 "Revenue Recognition". Because the software is not essential to the functionality of the hardware, the hardware is not considered software-related and, therefore, is excluded from the scope of ASC 985-605, and is recognized when persuasive evidence of an arrangement exist, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. We record revenue from the sales of third party hardware gross of cost of sales, in accordance with ASC 985-605

Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on ASC 985-, on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2009, no such estimated losses were identified.

Deferred revenues represent mainly unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

We generally do not grant a right of return to our customers.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses inherent in our accounts receivables portfolio. In establishing the required allowance, we base our determination, among other factors, on information available about the debtors' financial condition, the volume of their operations and our evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is determined to be remote.

Marketable securities:

We account for investments in marketable securities in accordance with ASC 320 “Investments-Debt and Equity Securities”. We determine the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluate such determinations at each balance sheet date. Debt securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity.

The marketable securities are periodically reviewed for impairment.  If we conclude that any of these investments are impaired, we determine whether such impairment is other-than-temporary.  Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period, and our intent to sell, or whether it is more likely than not that we will be required to sell the investment before recovery of cost basis.  If any impairment is considered "other-than-temporary", the investment is written down to its fair value through a corresponding charge to financial income, net.

Although we believe that our considerations and judgments about fair value and whether a loss associated with a marketable security is other-than-temporary, actual results could differ. Given current market conditions and uncertainty, management’s judgments could prove to be wrong, and companies with relatively high credit ratings and solid financial conditions may not be able to fulfill their obligations and thereby cause other-than-temporary losses.

Valuation of Long-Lived Assets, Goodwill and other intangible assets

We review goodwill and other intangible assets for potential impairment annually during the fourth quarter of each fiscal year and when events or changes in circumstances indicate the carrying value of the goodwill or other intangible assets may be impaired, we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information.

The Company operates in one operating segment, and till 2008 this segment was comprised two reporting units, the Asiasoft and "the rest of the Group" (all companies in the Group except for  Asiasoft). In 2009 following a change in a business activities of Asiasoft entity as discussed at the “Overview” Asiasoft reporting unit and its related goodwill was combined into the rest of the Group reporting unit, since we believe that the inclusion of this entity in a single reporting unit for the purposes of goodwill impairment testing most accurately reflects the synergies achieved in acquiring this entity, namely centralized distribution of similar products and services to similar clients. Therefore goodwill impairment test in 2009 was done on a one reporting unit basis.

We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

We will continue to perform an impairment test at least annually and on an interim basis should circumstances indicate that an impairment loss may exist. The outcome of such testing may lead to the recognition of additional impairment loss.

Convertible debentures

The Company adopted ASC 825 “Financial instruments” as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.

Prior to the adoption of ASC 825, the Company accounted for convertible debt in accordance with ASC 815 “Derivatives and Hedging”. The convertible debt holder's conversion right provision and the linkage of the convertible notes to the U.S. Dollar with a floor on the NIS/ U.S. Dollar exchange rate, collectively, the debt features, contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within ASC 815, they are required by ASC 815 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. Prior to the adoption of ASC 825, the fair value assigned to the embedded derivative instrument was marked to market in each reporting period and was included in long term liabilities on the balance sheet.

Contingencies and Other Accrued Expenses

From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. When we believe that it is probable that we will not prevail in a particular matter and damages can be reasonably estimated, we then estimate the amount of the liability based in part on advice of legal counsel. The required reserve may change due to future developments, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net losses.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Share-based compensation

We have selected the Monte-Carlo option-pricing model to determine the fair value of our awards on the date of grant. Determining the fair value of equity-based awards on the grant date requires the exercise of judgment, including the amount of equity-based awards that are expected to be forfeited. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Although management believes that their estimates and judgments about equity-based compensation expense are reasonable, actual results could differ.

Recently Enacted Accounting Pronouncements

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value," ("FASB ASU No. 2009-05") which provides additional guidance on how companies should measure liabilities at fair value under FASB ASC No. 820, "Fair Value Measurements and Disclosures" ("FASB ASC No. 820") FASB ASU No. 2009-05 clarifies that the quoted price for an identical liability should be used.  However, if such information is not available, an entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach).  FASB ASU No. 2009-05 also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements.  For us, FASB ASU No. 2009-05 was effective on October 1, 2009.  Our adoption of FASB ASU No. 2009-05 did not have a material impact on its consolidated results of operations or financial condition.

In June 2009, FASB issued ASC No. 105 "Generally Accepted Accounting Principles" ("the Codification").  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on our consolidated financial statements and notes thereto.  We have appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009.  As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

In May 2009, the FASB issued ASC No. 855, "Subsequent Events" ("FASB ASC No. 855").  FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009. This guidance was amended by ASU 2010-9 in February 2010. The adoption of the updated guidance did not have a material impact on our consolidated results of operations or financial condition.

In April 2009, we adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI"), guidance in U.S. GAAP to make the guidance more operational and to improve the presentation of OTTIs in the financial statements. Under the updated guidance, if OTTI occurs, and it is more likely than not that we will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.  The amount of the total OTTI related to credit loss is recognized in earnings.  The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. The adoption of the updated guidance did not have a material impact on our consolidated results of operations or financial condition.

In April 2009, we adopted the FASB's updated guidance related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased.  The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The adoption of the updated guidance did not have a material impact on our consolidated results of operations or financial condition.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	56.8	46.8	39.3

Gross profit	43.2	53.2	60.7
Research and development costs, net	10.3	5.5	6.6
Selling and marketing expenses	39.8	28.8	30.6
General and administrative expenses	24.4	18.5	18.6
Restructuring costs	3.7	-	-
Impairment of Goodwill and other intangible assets	-	5.7	-

Total operating expenses	78.2	58.5	55.8

Operating income (loss)	(35.0)	(5.3)	4.8
Financial income (expenses), net	8.1	9.7	(23.2)

Income (loss) from continuing operations before taxes on income	(26.1)	4.5	(18.4)
Taxes on income	(1.0)	(0.2)	(0.4)
Other income (expenses), net	0.8	-	(0.1)
Income (loss) from discontinued operations	(0.4)	(2.6)	0.1

Equity in earnings (impairment losses) of affiliated companies	0.2	0.3	(2.9)

Net income (loss)	(27.4)	1.9	(21.7)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Total revenues for the year ended December 31, 2009 amounted to $23,534 thousand compared to $32,222 thousand for the year ended December 31, 2008, a decrease of 27.0%. The decrease in revenues is mainly due to the termination of our hardware and other third-party sales and significantly reduced our outsourcing activities during 2009.If we were to exclude the hardware and other third party products sales, which totaled $7,500 thousand in 2008, from the year-to year comparison, our sales in 2009 would have decreased by $1,200 thousand,

Product revenues decreased by $5,180 thousand or by 31.6%, from $16,391 thousand in 2008 to $11,211 thousand in 2009. Service revenues decreased by $3,508 thousand or by 22.2%, from $15,831 thousand in the year ended December 31, 2008 to $12,323 thousand in the year ended December 31, 2009.  The decrease in both product and services revenues was primarily the result of the termination of our hardware and other third-party sales and outsourcing activities during 2009.

Cost of Revenues.  Cost of Revenues decreased by 38.6%, from $15,075 thousand in 2008 to $9,258 thousand in 2009.  The decrease is a result of lower revenues that resulted in lower expenses to third party product costs, mainly at Asiasoft.

Gross margin increased by 15% from 53% gross margin in 2008 to 61% gross margin in 2009. The increase in gross margin is attributable mainly to the fact that in 2009 the company terminated its hardware and other third-party sales and outsourcing activities and sold mainly eFLOW products, with higher gross margins. This increase was partially offset by decrease at cost of services gross profit resulted from greater usage of third party subcontractors.

Research and Development.  Research and Development expenses decreased by 11.6%, from $1,762 thousand in 2008 to $1,558 thousand in 2009. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The decrease in Research and Development expenses was primarily attributed to a decrease in labor expenses due to a reduction of 6%- 10% in employees and managers payrolls that took place in October 2008, and in some extent due to exchange rate differences.

Selling and Marketing. Selling and Marketing expenses amounted to $7,202 thousand in the year ended December 31, 2009 and $9,292 thousand in the year ended December 31, 2008. This 22.5% decrease was due to a decrease in sales commission as a result of the decrease in revenues, the decrease in labor expenses due to a reduction of 6%- 10% in employees and managers payrolls that took place in October 2008, and the termination of employment of employees at places where we decreased or terminated our activities such as in China.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2009 amounted $4,381 thousand, compared to $5,956 thousand for the year ended December 31, 2008. This decrease of 26.4% is attributable to a decrease in labor expense due to a reduction of 6%- 10% in employees and managers payrolls that took place in October 2008, to exchange rate differences, and to the termination of employment of employees as part of our continuous efforts to reduce expenses and increase profitability.

Goodwill and other intangible assets impairment. We didn’t record goodwill and other intangible assets impairment loss in 2009. Our goodwill and other intangible assets comprise from several acquisitions we made in recent years is subject to evaluation for impairments in accordance with ASC 350. In December 2008, due to the economic downturn, uncertainty and changes in our business activities, goodwill and other intangible assets were impaired. We partly impaired a goodwill related to Asiasoft reporting unit and certain intangibles assets by $1,839 thousand in 2008 to their fair value in the amount of $5,813 thousand and $336 thousand, respectively, as of December 31, 2008.

Financial Income (expenses), net.  Our net financial income (expenses) for the year ended December 31, 2009 decreased to $(5,452) thousand, from $3,136 thousand for the year ended December 31, 2008. This decrease is primarily due to the increase in fair value of our convertible debentures, which are recorded, starting January 1, 2008, in accordance with ASC 825, at their market value (for further details please refer to the Note 11 of our financial statements).

Equity in earnings (impairment losses) of affiliated companies. In December 2009 we recorded a write off of $677 thousand mainly for write-off of  an investment in affiliated companies.

Net loss from discontinued operations. In 2008 we terminated our operations in Southern China and shut down our facility in Guangzhou. Net loss from these discontinued operations was approximately $840 thousand for 2008 and net income of $13 thousand for 2009. For more information about the termination of our China operations, see “Information about the Company-Recent Developments.”

Net income (loss).  As a result of the foregoing, we suffered a loss in the amount of $5,098 thousand in 2009, compared to net income of $604 thousand in 2008.

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

Product revenues increased by $4,690 thousand or by 40.1%, from $11,701 thousand in 2007 to $16,391 thousand in 2008. The increase in product revenues was primarily as a result of the hardware and other third party products of the acquired business, Asiasoft. Service revenues increased by $4,343 thousand or by 37.8%, from $11,488 thousand in the year ended December 31, 2007 to $15,831 thousand in the year ended December 31, 2008. The increase in service revenues were as a result of both the business acquisition in 2007 and actual increase in customer demand for professional services related to our eFlow product.

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

Selling and Marketing. Selling and Marketing expenses amounted to $9,292 thousand in the year ended December 31, 2008 and $9,231thousand in the year ended December 31, 2007. The increase in sales commission as a result of the increase in revenues was offset in full by the decrease in labor expenses due to: (i) a reduction of 6%- 10% in employees and managers payroll that took place on October 2008 (ii) a onetime expense recorded in 2007 due to an acceleration of employees’ options vesting.

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

Goodwill and other intangible assets impairment. Our goodwill and other intangible assets comprise from several acquisitions we made in recent years is subject to evaluation for impairments in accordance with ASC 350. In December 2008, due to the economic downturn, uncertainty and changes in our business activities, goodwill and other intangible assets were impaired. We partly impaired goodwill related to  Asiasoft reporting unit and certain intangibles assets by $1,839 thousand in 2008 to their fair value in the amount of $5,813 thousand and $336 thousand, respectively, as of December 31, 2008. We didn’t have any impairment in 2007.

Financial Income, net.  Our net financial income for the year ended December 31, 2008 increased by 67.8% to $3,136 thousand, from $1,869 thousand for the year ended December 31, 2007. This increase is primarily due to the decrease in fair value of our convertible debentures, which are recorded, starting January 1, 2008, in accordance with ASC 825, at their market value (for further details please refer to the Note 11 of our financial statements).

Net loss from discontinued operations. In December, 2008 we terminated our operations in Southern China and shut down our facility in Guangzhou. Net loss from these discontinued operations was approximately $840 thousand for 2008 and net loss of $104 thousand for 2007.

Net income (loss).  As a result of the foregoing and also results attributable to taxes on income, other income and equity profits from investment in affiliated companies which its total effect considered to be insignificant to our entire operations, we derived net income in amount of $604 thousand in 2008, compared to net loss of $6,348 thousand in 2007.

Impact of Currency Fluctuation and Inflation.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel (NIS), UK Pound, Singapore dollars, Hong Kong dollars, Australian dollars and Japanese yen. In periods when the U.S. dollar weakens against these other currencies, our reported results of operations may be adversely affected.

The annual rate of inflation in Israel was 3.8% and 3.9% in 2008 and 2009, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2008 and 2009, the appreciation of the NIS against the dollar, amounted to 1.1% and 0.7% respectively.

From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

Political and Economic Conditions in Israel Affecting our Business.

Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has governed Gaza.  Such hostility culminated in the armed conflict in the Gaza Strip in January 2009.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

Economic Conditions.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is seeking membership in the Organization of Economically Developed Countries and is currently involved in the admissions process. Israel and the European Economic Community, now known as the European Union, concluded a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia.  We cannot assure you that the recent increase of armed conflict and hostility and the significant deterioration of Israel’s relationship with the Palestinian community will not have an adverse affect on our ability to conduct trade in the international market.

Liquidity and Capital Resources

As of December 31, 2009, we had $3,479 thousand in cash, cash equivalents, short-term deposits compared to $8,360 thousand as of December 31, 2008.

Our capital resources today based and derived from issuance of convertible debentures on the Tel Aviv Stock Exchange in amount of NIS 61,900 thousand (approximately $14,800 thousand at the date of issuance). During 2009, we generated positive cash flow from operating activities in the amounts of $1,018 thousand compared to negative cash flow from operating activities in the amounts of $3,014 thousand during 2008. We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our cash requirements for both the short and long terms.

Net cash provided by (used in) operating activities for the year ended December 31, 2009 was $1,018 thousand as compared to $3,014 thousand used in 2008. The increase in cash provided by operating activities in 2009 as compared to net cash used in operating activities for 2008 was mainly attributed to decrease in trade receivable and increase in deferred revenue , that was partially offset by decrease in trade payable and accrued expenses. The difference is also explained by change in non cash items such as: increase in fair value of our convertible debentures of $5,070 thousand during 2009, as compared to a decrease of $4,784 thousand during 2008, an impairment of goodwill and other intangible assets that was recorded in 2008. This was partially offset by the loss in 2009 compared to 2008 net income.

Net cash provided by investing activities for the year ended December 31, 2009 was $1,719 thousand as compared to $423 thousand in 2008. In 2009, net cash provided by investing activities consisted primarily of redemption of marketable securities and the decrease in short term deposits and in restricted cash, which were partially offset by payments for the acquisitions of 2007.

For the years ended December 31, 2009 and 2008, the aggregate amount of our capital expenditures was $188 thousand and $308 thousand, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash used in financing activities was $5,641 thousand in 2009 compared to net cash provided by financing activities of $372 thousand in 2008. The decrease in net cash used in financing activities for 2009 as compared to net cash provided by financing activities for 2008 is attributable to repayment of short-term loans from the banks, repurchase of convertible debentures and the amounts used in repayment of convertible debentures.

For the year ended December 31, 2008, the Company recorded other-than-temporary impairment loss in the amount of $420 thousand as financial expenses. During July 2009, the Company sold these marketable securities with total proceeds being $ 840 thousand and recorded a gain of $ 210.

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

The Company is entitled to force the conversion of the debentures at any time after October 1, 2009 and before December 31, 2012, by notice to the Debenture holders if the average price (as defined in the debenture prospectus) of the Company’s ordinary shares on the TASE during the 30 trading days prior to the notice is greater than NIS 25.50 (approximately $6.7) per share. Notice of such forced conversation is required to be provided to the TASE, the Israel Securities Authority and the trustee for the debentures between 30 and 45 days prior the forced conversion.  This offering was made in Israel to residents of Israel only.  The convertible debentures offered were not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

In 2007, NIS 500 thousand of convertible debentures were converted into 24,631 shares of NIS 0.04 par value .The total equity issued as a result of the conversion is $124 thousand.

In 2008 and 2009 we repurchased a total of NIS 17,500 thousands face value (approximately $4,605 thousands) convertible debentures, for total consideration of $2,224 thousand.

The first payment of principal under those debentures for approximately NIS 11,090 thousand (approximately $2,940 thousand as of the intended payment date) was due December 31, 2009 together with $9 thousand of interest payments.

Since making such payment would have had an adverse affect on our cash flow, we agreed with the holders of our debentures on the principles of a settlement regarding the payments of the principal and interest of the debentures that includes an option to the Company for early repayment, in whole or in part. Those principles were approved at a debenture holders' meeting on January 14, 2010. We are currently negotiating the amendment of the debenture indenture with the debenture trustee, once agreement is reached, we will ask the court to convene another debenture holders' meeting in order to approve the agreement. We and the trustee are currently acting in accordance with those principles.

Therefore, the first principal payment which was due December 31, 2009 will be paid in three installments payable as follows:

•	the first installment, for NIS 5,878 thousand (approximately $1,552) was paid on December 31, 2009 together with the interest accrued as of such date;

•
the second installment, for NIS 2,001 thousand (approximately $ 531), was paid on January 31, 2010 together with interest at an annual rate of 9% for the period beginning December 31, 2009 and ending upon the date on which the second installment was paid (approximately $10 thousand accrued as of that date);

•
the remainder of the principal amount payable under the first payment will be paid no later than June 30, 2010 together with interest at an annual rate of 9% for the period beginning December 31, 2009 and ending upon the date of actual payment.

According to those principles, the rest of the principal amount (approximately NIS 33,300 thousand or $8,820 thousand) will be paid by seven equal annual installments of NIS 4,757 thousand each (approximately $1,260 thousand) each. The Company may postpone the payment of the second payment of the rest of the principal amount until June 30, 2011. Any payment made at a date which is later than the payment date determined in the original terms of the debentures will carry a 9% annual interest on the postponement period.
We intend to service our debt from ongoing operations, but we have also agreed  to explore pre-paying such debt by raising additional capital or considering refinancing options.

In addition, we are entitled to prepay the outstanding amount under the debentures, and, in the event that all of the Company's stock or substantially all of the Company’s business is sold, we will be obligated to prepay all the amounts outstanding under the debentures. If such prepayments are made prior to December 31, 2010, they will be made in exchange for 87% of the unpaid principal outstanding under the debentures.

Lines of Credit

As of December 31, 2009, we have approximately $360 thousand of outstanding credit nominated in Singapore dollars, due to line of credit in our Singapore subsidiary. The revolving line of credit in Singapore dollars bears interest at a rate of Prime Lending Rate (“PLR”)+1.5% (as of December 31, 2009, the PLR was 5.38%). Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets in Israel and by restricted cash deposits in Israel.  Our ability to issue securities is restricted.  In the event that we default under the line of credit, the bank could declare our indebtedness immediately due and payable and, if we are unable to make the required payments, foreclose on our assets.  Moreover, to the extent that our assets continue to secure such indebtedness, such assets will not be available to secure additional indebtedness unless approved by the Bank. As of December 31, 2009 and as of the date of the report, we were not in any such default.

Research and Development, Patents and Licenses.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  We kept same level of research and development efforts while reducing our expenses to $1,558 thousand in 2009 compares with $1,762 thousand in 2008 without affecting any material research and development program. As of December 31, 2009, 12 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

The main focus of our research and development in 2009 was stabilizing the new version of eFLOW®, that was released at the end of 2008.

eFLOW 4.5 includes the following features:

•	Web Based Completion. A zero-footprint module (no ActiveX) that will allow users to index their document
•	Unified Completion (Freedom + Integra + SMART), that will allow for the completion of information
•	Structured or unstructured.
•	Unified portals, to handle the input to eFLOW from various sources.
•	New Layout Designer for better and faster – design of layouts for the completion operators to improve throughput.
•	Validation Tags and Validation Hierarchy – Focus of different aspects related to recognition and manipulation of business logic.
•	New Freedom Features
•	Field OCR Engine Service
•	Language Detection Service
•	(Web)Completion Station
•	New Exception Station
•	ERP Export station

For the complete eFLOW® Version 4.5 overview, please read Item 4 “Information about the Company - Products” in this annual report.

Trends

We expect continuing growth in the data capture software market. Industry experts predict capture and image management market growth to remain in the range of 7.1 - .9.5% per year throughout 2012, with a five-year CAGR estimated of 8.6%. The estimation is that market will attain revenue of $1.5 billion by 2012 (based on: Harvey Spencer report: Overview and Trends in the Capture Software Market 2008 -2012).

            While the economic recession affects the market, our sector is relatively less vulnerable compared to other sectors. Our niche market is associated with efficiency and improved processes. Using TIS's eFlow application, customers can benefit from rapid ROI from automating business processes.

Moreover, our solution addresses organizations with business consumer orientation, such as banks, utility companies and telecommunication service providers. In the competitive market where these organizations operate, customer satisfaction is critical. In 2009 we experienced a shorter sale cycle and somewhat easier sales process due to restrictions on initiating and developing mega projects in large enterprises, which chose instead to concentrate  on  medium size projects. We think that this logic will hold for 2010 as well.

The data capture software market is a competitive market, characterized by fragmented small companies and is going through consolidation process. We are addressing these trends by reinforcing our relationships with existing partners, seeking new partnerships and aiming to become the preferred data capture solution for integrated system providers worldwide.  Working with integrated system providers also supports the fact that data capture shifted from a separate process to an integral component of a larger business process.

Our eFlow application offers solutions to different arenas, such as banking and financial organizations, global postal service, governmental organizations as well as state-level (local) statistical offices, utility companies and telecommunication service providers. The flexibility of our solutions, allows our customers to apply consistent business processes to different domains as well as to other companies within the same group.

Our experience shows that our customers choose one or more of our applications and gradually adapt more of our solutions. Moreover, existing mid-sized customers grow and choose TIS to continue to be their data capture partner. Larger organizations are seeking to standardize their capture image management technologies across the enterprise. In 2009 we experienced growing revenue share from existing partners and customers in the form of expansion of the system to additional departments and also adding new applications and capabilities to the solutions.

Organizations today tend to broadly deploy the data capture solution across their branch office network. Our belief is that this trend will continue in the next few years is supported by TIS's eFlow application web-based capture capabilities.

Our SaaS solution as well as an-ongoing per click/per user capture technologies, integrated in our online content management suites, will allow TIS to forecast revenues with  greater assurance as the proportion of this part of business will grow.

We see a great potential in both Europe and Asia Pacific. We believe that both regions will perform as TIS growth engine in the next few years

As China, one of the most challenging markets, is gets closer to the west, we believe that our experience in the Asia Pacific region will also translate into  growing activity in that market. Although we closed our offices at Shanghai,  we are currently operating in China through our local distributor.

 Accounts payable (AP) automation has become a key growth area within the capture and image management market. Over the years, it has become increasingly clear that the integration of data capture solutions with financial workflow systems plays a key role in deciding on an integrated business software solution. In line with this trend, we also see a growing demand for packaged solutions for sales order processing to improve the accounts receivable (AR) workflow and have already implemented such a solution in the European market.

We have a profound understanding of the needs and requirements of finance departments, the routines associated with accounts payable, and the invoice processing of many organizations all over the world. Based on this knowledge, the eFLOW suite provides a complete Accounts Payable and Receivable document classification, approval, and validation solution.

Based on our vast experience in deploying AP solutions in complex SAP environments, our  eFLOW Ability, is a complete SAP-based solution.  eFLOW Ability offers a complete SAP-oriented business workflow and accounts payable and accounts receivable document processing, approval, and validation solution.

In 2009 we also recognized an increased demand for our mailroom application, mainly in Europe. Researchers have found that customers are looking for a single mailroom solution to answer all their information needs and to handle the complete life cycle of documents. This includes the data capture, analysis, and document classification of incoming information. Demands for intelligent document classification are predicted to rapidly grow in the coming years. Capturing incoming information efficiently and accurately is the key for ensuring operational efficiency, security and regulatory compliance.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2009:

	Payment due by period ($ thousands)
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligation	1,890	750	882	258
Convertible debenture	9,606	875	3,742	3,742	1,247
Accrued severance pay	1,367				1,367

Our contractual obligations and commitments at December 31, 2009 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, and contractual and legal obligations to employees and officers’ severance expense.  Such obligations are detailed in Note 12 to the consolidated financial statements for the year ended December 31, 2009 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

As discussed in Note 13 of the Notes to Consolidated Financial Statements for the year ended December 31, 2009 contained elsewhere in this annual report, effective January 1, 2007, we adopted the provisions of ASC 740 As of December 31, 2009 and 2008, we had a total liability of $122 thousand and $ 77 thousand, respectively for gross unrecognized tax benefits. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

As for our short term loan, please see discussion under “Liquidity and Capital Resources – Lines of Credit” above.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of May 31, 2010.  The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Name	Age	Title
Izhak Nakar	57	Chairman of the Board
Ido Schechter	49	Chief Executive Officer and Director
Gili Shalita	34	Chief Financial Officer
Michael Schrader	34	EMEA General Manager
Alex Toh kian Hong	34	APAC General Manager
Ofir Shalev	38	CTO
Asael (Asi) Karfiol	44	External Director
Elie Housman	72	Director
Lior Lurye	43	External Director
Lyron Bentovim	40	Director

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

Gili Shalita has been the CFO of TIS since August 2008.  From August 2007 until she became CFO, Ms. Shalita served as the Director of Finance of the Company.  Prior to joining TIS, Ms. Shalita served as the Controller of PMC-Sierra Israeli branch (Formerly: Passave) since March 2005. From July 2003 until March 2005, Ms. Shalita served as risk and control manager of Intel Israel. Between the years 2000 and 2003,  Ms. Shalita worked at Ernst & Young Israel, as a CPA in the high-tech practice group. Ms. Shalita is certified licensed public accountant (Isr.). She holds a B.A. in Economics and Accounting from the Tel Aviv University and an M.B.A. in Finance from Bar Ilan University.

Michael Schrader is our manager of EMEA and prior to that has served as manager of our German operation since 2004. Mr. Schrader has been with TIS since 1999, initially serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe.  Prior to joining TIS, Mr. Schrader was a software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a B.Sc. of Business Engineering/Administration and is an Associate Engineer of Siemens Technical College.

Alex Toh Kian Hong joined us in 2007 with our acquisition of Asiasoft and serves as manager of our Asia Pacific ("APAC") operations. He founded Asiasoft in 2004 and has managed it since then. Asiasoft has been engaged in [research & development in Capture, Content Management as well as solutions for shared services centers] in its various facilities in Asia.  Prior to founding Asiasoft, Mr. Toh founded Virtual Homes Pte Ltd, an online 3D / VRML company providing users with online 3D designs of their own homes. Mr. Toh is a graduate of the National University of Singapore with a degree from its School of Computing.

Ofir Shalev has been serving as CTO and previously as Vice President of Research and Development since October 2002.  Prior to his promotion to Vice President of Research and Development, Mr. Shalev served as our Director of Recognition for three years.  During this period, Mr. Shalev was responsible for the development of our semi-structured data module that plugs into the eFLOW® Unified Content Platform®.  Before joining TIS, Mr. Shalev served as a senior development leader at the Israeli Defense Force.  Mr. Shalev holds a Bachelor of Science degree from the Technion, the Israeli Institute of Technology, and is a candidate for a Master of Science degree in Computer Science from the Open University in Israel.

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

Lyron Bentovim has been serving as a director of TIS since November, 2008.  Since October 2009, Mr. Bentovim has served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 13.2% of our issued and outstanding capital stock of the Company. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

There are no familial relationships between any of the persons named above.  Elie Housman was initially appointed to the Board seat by Charterhouse who was a major shareholder of TIS until late 2008, pursuant to the terms of the investment by Charterhouse in us and a voting agreement with Mr. Nakar. Charterhouse is no longer a major shareholder in TIS and the voting agreement is no longer in effect.  For further details, see “Major Shareholders and Related Party Transactions - Significant Changes in Percentage Holding.”  Mr. Housman left the employ of Charterhouse in 2001.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2009 was approximately $1,092 thousand including approximately $120 thousand, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, for 2009 was $78 thousand. As of May 31, 2010, 425,636 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 8 persons), all of the options are currently exercisable or exercisable within 60 days of May 31, 2010. See “Share Ownership.”

On November 26, 2009 our shareholders approved our Board of Director’s decision that each director will receive compensation for his service as a member of the Board of Directors, in the amount of NIS15,570 (approximately $4,172) per year and NIS3,000 (approximately $795) for each meeting of the Board of Directors or a committee in which they participated or will participate.

Ido Schechter, our Chief Executive Officer who is also a director is entitled, by virtue of him being an employee of the Company to severance compensation and other payments required by Israeli law upon termination of his employment.  The terms of severance are dictated by Israeli law and provide for one month’s salary for every year in which Dr. Schechter is employed by the Company.

Committees of the Board,

Audit Committee

Our audit committee is comprised of Elie Housman, and the external directors Asael Karfiol and Lior Lurye.  The Israeli Companies Law – 1999 (the "Companies Law") requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com.  An audit committee must consist of at least three directors, including all of the external directors of the Company.  Furthermore, as required by the NASDAQ rules all the members of our audit committee to be independent.

Compensation Committee

The Compensation Committee is comprised of Izhak Nakar, Lyron Bentovim and Asi Karfiol. The function of the compensation includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s directors and executives and the overall compensation programs. The primary objective of the committee is to develop and implement compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value. The committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com.  However, notwithstanding the provisions of the Compensation Committee Charter, the Board of Directors decided to require the compensation committee to submit its recommendations to the Board of Directors, which shall be solely authorized to approve the recommendations of the compensation committee.

Independent Directors

The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 5605(a)(2) thereof.  The board of directors has determined that  Elie Housman,  Lyron Bentovim, Lior Lurye and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

Israeli law requires that a public company, such as TIS, have at least two external directors. The two external directors of the Company are Lior Lurye and Asael Karfiol.  The Companies Law requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the board of directors. The Companies Law also requires a company's board of directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  Our Board of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company's board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Asael Karfiol and Elie Housman both possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The board of directors has determined that Lior Lurye possesses professional competence as required by the above mentioned regulations.

NASDAQ rule 5605(c)(3) provides that an audit committee must have at least one member of  who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Elie Housman meets those requirements.

Employees

We employed the following employees as of December 31, 2008 and 2009:

Facility	No. of Employees as of December 31,
	2008	2009
Israel	30	27
Germany and rest of Europe	56	48
Japan	13	8
USA	5	5
United Kingdom	23	15
Singapore and Hong Kong	22	22
Shanghai, China	30	1
Total	179	126

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,718,012 ordinary shares representing 18.2% of the Company’s issued and outstanding share capital, as of May 31, 2010.  Ido Schechter, our Chief Executive Officer, beneficially owned 620,281 ordinary shares representing 6.5% of the Company’s issued and outstanding share capital, as of May 31, 2010. Alex Toh Kian Hong, our APAC general manager, beneficially owned 400,000 ordinary shares representing 4.2% of the Company’s issued and outstanding share capital, as of May 31, 2010. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. In addition, the following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of May 31, 2010.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	96,103	2015-2017	$1.30
Ido Schechter	215,206	2010-2017	$1.30
4 directors and officers as a group	114,326	2010-2017	$1.30

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

On December 11, 2008, our Board of Directors approved a plan in which we offered our option holders an opportunity to surrender their “underwater” vested options and be issued with new options, each having an exercise price of $1.30 per share. The number of the options which have been outstanding before the introduction of the plan was approximately 1.4 million options with an average exercise price of $3.14 a share.

As of January 1, 2009 we issued options to purchase up to 641 thousands of our shares in replacement of 1,071 thousand options that have been surrendered to us. The reduction in the number of options to be issued was based on a formula that takes into account our share price as of January 1, 2009, the original option exercise price and the total number of the options held by each option holder. The total value of the options held by each option holder before and after the exchange of the options remained the same.  Except for the exercise price and the number of TIS shares, each new option has the same terms as the original option and will expire on the expiration date of the original option.  Below is information with respect to our options plans.

Employee Share Option Plan (1996)

In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996).  ESOP 1996 is administered by a committee appointed by the board of directors or alternatively the Board itself.  The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 1996.  Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries.  The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary.  ESOP 1996 authorized the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.  As of May 31, 2010, 7,916 options were outstanding under the plan.

Options granted under ESOP 1996 have terms of up to ten years, provided, however, that options that are intended to qualify as incentive stock options and that are granted to an employee who on the date of grant is a 10% shareholder of us or any subsidiary corporation or parent corporation shall be for no more than a five-year term.  Ordinary shares issuable upon the exercise of the options granted under ESOP 1996 will be held in trust for the benefit of the optionee’ for a period of at least two years after the grant of the options.  The exercise price of options granted under ESOP 1996 may not be less than 100% of the fair market value of the ordinary shares on the date of the grant and the exercise price of options granted under future employee share options shall not be less than 85% of the fair market value of the ordinary shares on the date of grant, in each case, as determined by the Board (or the Share Option Committee, if the Board elects to appoint one).  In the case of options that are intended to be incentive stock options granted to an employee who, at the date of such grant, is a 10% shareholder of us or any subsidiary corporation or parent corporation, the exercise price for such options may not be less than 110% of the fair market value of the ordinary shares on the date of such grant.  The number of shares covered by an option granted under ESOP 1996 is subject to adjustment for stock splits, mergers, consolidations, reorganizations and recapitalizations.  Options are non-assignable except by will or by the laws of descent and distribution, and may be exercised only so long as the optionee continues to be employed by us.  If the optionee dies, becomes disabled or retires, the right to exercise the option will be determined by the Board (or the Share Option Committee) in its sole discretion.  The optionee is responsible for all personal tax consequences of the grant and the exercise thereof.  For so long as we are not a U.S. taxpayer, we believe that, other than a 1% stamp tax, no tax consequences will result to us in connection with the grant or exercise of options pursuant to ESOP 1996.

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

A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of May 31, 2010, options to purchase an aggregate of 33,561 shares were outstanding.  Outstanding options are exercisable and have exercise prices of $1.30 per share.

Employee Share Option Plan (2003)

An additional share option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003.  The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan.  We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform.  As of May 31, 2010, options to purchase an aggregate of 554,609 ordinary shares were outstanding.  Most of outstanding options are exercisable at an exercise price of $1.30

Non-Plan Options

We have reserved 115,000 ordinary shares for issuance upon the exercise of outstanding non-plan share options all of which have been granted by the Company to certain executive officers and key employees.

As of December 31, 2009, no non-plan options are outstanding.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of May 31, 2010 for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC (the “Commission”) and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 9,400,638 ordinary shares outstanding as of May 31, 2010.

Name	Number of Shares Beneficially Owned	Percentage of Shares

Nir 4 You Technologies Ltd. (1)	1,562,735	16.8%
Izhak Nakar(1)(2)	1,718,012	18.1%
Skiritai Capital LLC(3)	1,237,367	13.2%
Russell R. Silvestri(3)	1,237,367	13.2%
Ido Schechter(4)	620,281	6.5%

(1)	The information is based upon the recent Schedule 13G filed with the Commission by Nir 4 You Technologies Ltd. an investment company under Mr. Izhak Nakar full control, and Mr. Izhak Nakar.

(2)	Includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(3)
The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Skiritai Capital LLC and Russell R. Silvestri.  Skiritai Capital LLC is the general partner of Leonidas Opportunity Fund L.P., and Leonidas Opportunity Offshore Fund Ltd.  Russell R. Silvestri is the managing director of Skiritai Capital LLC. The Amendment attributes ownership of 1,237,367 ordinary shares to Skiritai Capital LLC and Russell R. Silvestri.

(4)	The information is based upon the recent Schedule 13G filed with the SEC by Dr. Ido Schechter.

Significant Changes in Percentage

We have been advised that in February 2009, Mr Izhak Nakar, our Chairman of the Board of Directors, and Dr. Ido Schechter, our Chief Executive Officer completed the purchase of 1,687,810 ordinary shares of TIS which were owned by Charterhouse Group International, one of our major shareholders. Mr. Izhak Nakar purchased 1,282,735 shares, through Nir 4 You Technologies Ltd., an investment company under his full control and Dr. Ido Schechter purchased 405,075 shares.

We have been advised that Lyron Bentovim, who in 2008, was the beneficial holder of 13.2% of our issued and outstanding capital stock through its position in Skiritai Capital LLC, no longer holds any position in Skiritai Capital LLC and is therefore no longer a beneficial holder of such shares.

Related Party Transactions

According to our agreement with Mr. Izhak Nakar, Mr. Nakar is being paid a fee of $1,200, plus reimbursement of any expenses, for every business day during which he is actively involved with the affairs of the Company. During 2009, we paid Mr. Nakar $275 thousand.  In addition, at Company's annual general meeting on November 26, 2009, it was resolved to approve a grant Mr.  Nakar of options to purchase 80,000 Ordinary shares of the Company that, absent change of control in the Company, would be vested in two equal parts over a period of 2 years such that 40,000 Options would vest on December 31, 2009 and another 40,000 would  vest on December 31, 2010. The Board has not yet granted those options. Mr. Nakar will also be entitled to receive a bonus for his assistance with regard to projects outside of the Company's ordinary course of business as to be determined by the Company's Compensation Committee, the Audit Committee and the Board.

According to a decision of the Company's annual general meeting dated November 26, 2009 the Company may grant each member of the Board, for his services as Director during 2009 and 2010, options to purchase Ordinary Shares as provided opposite such Director’s name in the table below:

Name	Number of Shares Subject to the Option

Izhak Nakar	25,000
Ido Schechter	25,000
Lyron Bentovim	25,000
Elie Housman	25,000
Lior Lurye	25,000
Asael Karfiol	14,700

•	The options will be subject to the terms of the Company’s 2003 share option plan (the "Plan") and will be subject to the following vesting schedule:

•
except with respect to the option granted to Mr. Karfiol, options to purchase 12,500 Ordinary Shares will vest and become exercisable on December 31, 2009 and options to purchase the remaining 12,500 Ordinary Shares will vest and become exercisable on December 31, 2010;

•
with respect to the options granted to Mr. Karfiol, options to purchase 2,200 Ordinary Shares will vest and become exercisable on December 31, 2009 and options to purchase the remaining 12,500 Ordinary Shares will vest and become exercisable on December 31, 2010. The grant of the options to purchase 2,200 Ordinary Shares is to equate Mr. Karfiol’s holdings with those granted to Ms. Lior Lurye for the same period.  Similarly, in order to equate the terms of the options previously awarded him for 2009 with those of Ms. Lurye, Mr. Karfiol has agreed that the vesting date of those options will be December 31, 2009;  and

•	in the event of a change of control of the Company , any unvested portion of the options will vest and become immediately exercisable.

The exercise price of the options will be $1.30 per Ordinary Share.

The Board has not yet granted those options. If those options are grated, that portion that was to vest on December 31, 2009 shall be exercisable as of  the date of the grant.

According to our agreement with Dr. Ido Schechter, the Chief Executive Officer of the Company, Dr. Schechter is entitled to a base salary of $231 thousand (denominated in NIS) per year and to an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2009 Dr. Schechter was paid $301 thousand. That amount included his base salary and $70 thousand paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. At the Company's annual general meeting on November 26, 2009, it was resolved to approve in principle the grant of a bonus of $39 thousand for the Company's performance during 2008 (though the bonus hasn’t been paid). In addition, it was resolved to approve in principle the grant of options to purchase 80,000 Ordinary shares of the Company that, absent change of control of the Company, will vest in two equal parts over a period of 2 years such that 40,000 Options would vest on December 31, 2009 and another 40,000 would vest on December 31, 2010. The Board has not yet granted those options. The Company's general meeting approved for a mechanism for a potential bonus for Dr. Schechter if the Company will achieve certain business and financial goals. For a description of Dr. Schechter’s terms of severance see “Compensation.”

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

	2009	2008	2007
	$ Thousands
Export Revenues
Export Revenues	23,384	32,009	23,135
Total Revenues	23,534	32,222	23,189
Percentage of Total Revenues	99%	99%	100%

Breakdown of Revenues
Product Revenues	48%	51%	50%
Service Revenues	52%	49%	50%

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

ITEM 9.                      LISTING

A.  Offer and Listing Details.

Effective November 1996, our ordinary shares have been quoted on the NASDAQ, under the symbol “TISAF.”  Effective April 29, 1999, the symbol for the ordinary shares was changed to “TISA” on the NASDAQ.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market

December 31, 2009	Hi	0.90
	Lo	0.45

December 31, 2008	Hi	2.16
	Lo	0.53

December 31, 2007	Hi	4.09
	Lo	1.85

December 31, 2006	Hi	4.44
	Lo	2.80

December 31, 2005	Hi	4.11
	Lo	2.13

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

March 31, 2010	Hi	1.19
	Lo	0.74

December 31, 2009	Hi	0.85
	Lo	0.60

September 30, 2009	Hi	0.90
	Lo	0.59

June 30, 2009	Hi	0.75
	Lo	0.59

March 31, 2009	Hi	0.77
	Lo	0.45

December 31, 2008	Hi	1.67
	Lo	0.53

September 30, 2008	Hi	1.94
	Lo	1.57

June 30, 2008	Hi	2.16
	Lo	1.69

March 31, 2008	Hi	2.04
	Lo	1.61

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

May 31, 2010	Hi	0.94
	Lo	0.79

April 30, 2010	Hi	1.03
	Lo	0.95

March 31, 2010	Hi	1.19
	Lo	0.98

February 28, 2010	Hi	1.12
	Lo	1.05

January 31, 2010	Hi	1.16
	Lo	0.74

December 31, 2009	Hi	0.75
	Lo	0.65

Our ordinary shares have been dual-listed for trading on the Tel Aviv Stock Exchange (TASE) since December 3, 2006. Since the date of listing in the TASE, there has been only limited and sporadic trading activity.

Markets

Effective November 1996, our ordinary shares were quoted on the NASDAQ, under the symbol “TISAF” and listed on the Boston Stock Exchange, under the symbol “TPM.”  Effective April 29, 1999, the symbol for the ordinary shares was changed to “TISA” on the NASDAQ.

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

The first payment of principal under those debentures for approximately NIS 11,090 thousand (approximately $2,940 thousand as of the intended payment date) was due December 31, 2009 together with $9 thousand of interest payments.

Since making this payment according to the original provisions of the debentures would have had an adverse affect on our cash flow, we agreed with the holders of our debentures on the principles of a settlement regarding the payments of the principal and interest of the debentures that includes an option to the Company for early repayment, in whole or in part. Those principles were approved at a debenture holders' meeting on January 14, 2010. We are currently negotiating the amendment of the indenture with the debenture trustee, once agreement is reached, we will ask the court to convene another debenture holders' meeting in order to approve the agreement. We and the trustee are currently acting in accordance with those principles.

For a more detailed discussion of the debenture arrangement, see “Information About the Company – Recent Developments.”

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

In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required.  Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest. The transaction must not be adverse to the company’s interest. If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties, then, in addition to any approval required by the board of directors or by any other organ of the company according to its Articles of Association, it also must be approved by the audit committee prior to the approval by the board of directors, and, under specified circumstances, by a meeting of the shareholders.  An office holder who has a personal interest in the approval of a transaction brought before the board of directors or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

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

Internal Auditor and Certified Public Accountant

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined above), nor an affiliate, nor a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative.  In addition, the internal auditor may not be a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the general manager.  The Company’s internal auditor is Mr. Doron Cohen of Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, November 26, 2009, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

Indemnification of Directors and Officers

At the shareholders’ meeting on December 18, 2003, the Company adopted new Articles of Association which allow for insurance and indemnification for office holders for future liabilities.  At the same meeting, the shareholders approved indemnification of the officers and directors of the Company according to an indemnification letter.  At a shareholders meeting held on November 15, 2005, following the amendment of the law in  2005, the shareholders approved the indemnification letter currently in place with regard to the Company’s directors. See “Major  Shareholders and Related Party Transactions - Related Party Transactions.”

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

A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our Articles provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

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

Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on December 31, 2009.

Rights, Preferences, Restrictions of Shares

Our authorized share capital consists of one class of share, this being ordinary shares.  Subject to Israeli law, dividends may be declared at a general meeting, following a recommendation by the directors.  We may decide to declare a dividend in an amount that is less than that recommended by the directors or decide not to declare a dividend at all, despite a directors’ recommendation, but may not increase the amount of the dividend to more than the amount recommended by the directors.  The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such undemanded dividends upon receipt of a valid demand; however the company is not liable to pay any interest on such andemanded dividends.

Each shareholder is entitled to one vote for each ordinary share held. Except for the external directors, each director is elected to serve until the next annual general meeting of shareholders and until his or hers successor has been elected.  Our Articles do not grant shareholders any rights to share in our profits other than through dividends.  In the event that we go into liquidation, any surplus is distributed to the shareholders in proportion to the amount paid by each on account of the nominal value of the shares paid.  No account is taken of any premiums paid in excess of the nominal value.

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

Limitations on a Change of Control

There are no provisions in our Articles or other constituent documents other than as required by law that would have an effect of delaying, deferring or preventing a change in control of us. An Israeli company whose securities are listed on both the Tel Aviv Exchange and on a recognized foreign exchange, such as ours, enjoys certain allowances with regard to a special purchase offer having consideration to the requirements of the law of the country where such foreign exchange is located.

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

On January 4, 2009, Top Image Systems Ltd, and Toh Kian Hong entered into a Call Option Amendment Agreement, amending an earlier agreement between the parties which granted TIS an option to purchase the remaining 49% of the issued and outstanding share capital of Asiasoft. Under the amendment TIS has purchased the remaining 49% of the issued and outstanding share capital of Asiasoft in consideration for 400,000 ordinary shares of TIS. The TIS shares issued to Toh Kian Hong were subject to “piggyback” registration rights for a period of 18 months following the issuance of the shares, allowing Mr. Toh to register the TIS shares owned by him if TIS registers any of its own securities for trade during such period. To the extent that no TIS shares will not be registered by TIS for trade during such period, then Mr. Toh may, within 20 days after termination of that 18 month period, demand registration his shares to the extent that they may not by then be sold under rule 144 of the Securities Act.

On January 14, 2010 the Company has reached an arrangement with the debenture holders which provided that the first principal payment under the debentures which was due December 31, 2009 will be paid in three installments payable as follows:

•	the first installment, for NIS 5,878 thousand (approximately $ 1,552 thousand), will be paid on December 31, 2009 together with the interest accrued as of such date;

•
the second installment, for NIS 2,001 thousand (approximately $ 531 thousand), will be payable three days after the approval of the arrangement by the debenture holders together with interest at an annual rate of 9% for the period beginning December 31, 2009 and ending upon the date on which we pay the second installment;

•
the rest of the principal amount payable under the first payment will be paid no later than June 30, 2010 together with interest at an annual rate of  9% for the period beginning December 31, 2009 and ending upon the date on which we pay the second installment.

According to the arrangement, the rest of the principal amount (approximately NIS 33,300 thousand or $8,820 thousand) will be paid by seven equal annual installments of 4,757 thousand NIS each (approximately $1,260 thousand) each. The Company may postpone the payment of the second payment of the principal until June 30, 2011. Any payment made at a date which is later than the payment date determined in the original terms of the debentures will carry a 9% annual interest on the postponement period. We intend to service our debt from ongoing operations, but we have also agreed  to explore pre-paying such debt by raising additional capital or considering refinancing options.

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

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 26% in 2009. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010.

        However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Privileged Enterprise plans.

As of December 31, 2009, we had operating loss carry forwards for tax purposes in the amount of $8,347 thousand. The amount of our carry forward operating losses will be offset against taxable future income for an indefinite period.

As of December 31, 2009 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $10,178 thousand. A portion of such losses expires over a period from 2014 through 2021, and some of them can be carried forward indefinitely.

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

Singapore tax

As a result of change of control at Asiasoft Singapore the carry forward losses are subject to the approval of the Internal Revenue Authority of Singapore (“IRAS”).  Based on the facts and circumstances, the Company believes that the tax loss carry forwards of AsiaSoft Singapore can be substantiated without any restrictions over the utilization of these tax losses against future taxable profits.  In February 2009, The IRAS approved the request filed by Asiasoft Singapore for waiver which demonstrates the nature of the change in the share capital of AS Sin.

United States Federal Income Tax Considerations

Subject to the limitations described below, the following discussion describes certain material U.S. federal income tax consequences applicable to the ownership and disposition of the Company’s ordinary shares. In general, a “U.S. Holder,” means a beneficial owner of ordinary shares who or which is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States or someone treated as a citizen of the United States or a United States resident;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or of any state thereof, or the District of Columbia;  an estate, the income of which subject to U.S  ;

•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. dollar;

•	have acquired their ordinary shares in a compensatory transaction;

•	are insurance companies;

•	are regulated investment companies;

•	are real estate investment companies;

•	are U.S. expatriates; or

•	are persons subject to the alternative minimum tax.

In addition, this discussion does not address any aspect of state, local or non U.S. tax consequences of the ownership and disposition of ordinary shares.

Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership (including, for these purposes, any entity treated as a partnership for U.S. federal income tax purposes).  A U.S. Holder of ordinary shares that is a partnership and partners in such partnership should consult their own tax advisors regarding the specific consequences of owning and disposing of ordinary shares. The.possible application of U.S. federal gift or estate tax is also not considered.

Each holder of ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of the Company’s ordinary shares.

HOLDER RELIANCE ON TAX STATEMENTS

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS WITH RESPECT TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Taxation of ordinary shares

Taxation of Dividends Paid On Ordinary Shares

Subject to the discussion under “Tax Consequences if the Company is a Passive Foreign Investment Company” below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  In general, distributions in excess of such earnings and profits will be applied against and will reduce (but not below zero) the U.S. Holder’s tax basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2010 if the Company is a “qualified foreign corporation” for U.S. federal income tax purposes.  The Company generally will be treated as a “qualified foreign corporation” if (i) the Company is eligible for benefits under the income tax treaty between the United States and Israel (the “Treaty”) which contains an exchange of information program, or (ii) the ordinary shares are readily tradable on an established securities market in the United States.  Because the Treaty has been identified by the U.S. Treasury as a qualifying treaty and the Company should be eligible for benefits under the Treaty, the Company should currently be treated as a qualified foreign corporation, and the Company generally expects to be a qualified foreign corporation during all taxable years before 2009.  However, no assurance can be given that a change in circumstances will not affect the Company’s treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporation U.S. Holder will generally not be eligible for the reduced rate (a) if such U.S. Holder has not held the ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend rate, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that the U.S. Holder elects to treat as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares), are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

U.S. Holders will generally include in their gross income any dividend paid in NIS, including the amount of any Israeli taxes withheld, in an amount equal to the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date the dividends are received, regardless of whether the dividend payments are actually converted into U.S. dollars.  U.S. Holders will have a tax basis in any NIS distributed by the Company equal to the U.S. dollar value of the NIS on the date of receipt.  Generally, any gain or loss resulting from exchange rate fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

U.S. Holders may have the option of claiming the amount of any Israeli income taxes withheld at source either (1) as a deduction from gross income but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes, or (2) subject to the foreign tax credit limitation, as a dollar-for-dollar credit against the U.S. Holder’s U.S federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder, and may further be impacted by the provisions of the Treaty.  Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to certain corporations.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to the foreign source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

Taxation of the Disposition of Ordinary Shares

Upon the sale, exchange or other disposition of ordinary shares, subject to the discussion under “Tax Consequences if the Company is a Passive Foreign Investment Company” below a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held for more than one year is long-term capital gain.  Long-term capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S source income or loss for U.S foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Tax Consequences if the Company is a Passive Foreign Investment Company

The Company will be a passive foreign investment company, or PFIC, if 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which it is considered to own 25% or more of the shares by value, is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of its assets in a taxable year, determined quarterly and averaged over the year including the pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income.  Passive income includes amounts derived by reason of the temporary investment of funds raised in the Company’s public offerings.

 If the Company is a PFIC a U.S. Holder disposes of shares of ordinary stock that it holds directly, indirectly, or constructively during such time, and the U.S. Holder does not make one of the elections described below with respect to such shares:

•
Excess distributions by us to a U.S. Holder would be taxed in a special way.  “Excess distributions” are amounts received by a U.S. Holder with respect to the Company’s stock in any taxable year that exceed its ratable portion of 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for ordinary shares before the present taxable year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held the Company’s stock. A U.S. Holder must include amounts allocated to the current taxable year and amounts allocated to any period preceding the first year in the holding period when the Company was a PFIC in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income. In addition, any such taxes would be increased by an interest charge determined for each of those years at the rate generally applicable to underpayments of tax for such taxable year.

•
The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.

•
A U.S. Holder’s tax basis in shares of the Company’s stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s tax basis, if lower than the fair market value.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely and effective election to treat the Company as a “qualified electing fund” (“QEF”) In general in the first year in the U.S. Holder’s  holding period for the ordinary shares in which the Company was a PFIC and if the Company complies with certain reporting requirements.  Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include its income a pro rata share of (1) the “ordinary earnings” of the Company, which will be taxed as ordinary income and (2) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder.  A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

A U.S. Holder that makes a QEF election with respect to the Company generally (1) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF election and (2) will adjust such U.S. Holder’s tax basis in its ordinary shares to reflect the amount included in income (resulting in an increase in basis) or allowed as a tax-free distribution (resulting in a decrease in basis) because of the QEF election.  In addition, a U.S. Holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Company ordinary shares.

The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event that the Company is classified as PFIC.  The QEF election is made on a U.S. Holder-by-U.S. Holder basis and can be revoked only with the consent of the IRS.  A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return.  Even if a QEF election is not made, a U.S. Holder in a PFIC who generally must file a completed IRS Form 8621 every year.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may, in certain circumstances, elect to mark the stock to market annually (a “mark-to-market election”), recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. holder’s fair market value of the PFIC stock and its adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available provided that the Company ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market,” as specifically defined in the Code.  If a U.S. Holder makes a mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares.  A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, or the IRS consents to revocation of the election. The Company believes that it was not a PFIC in 2009.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  If the Company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to the PFIC tests in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

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

•
the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares.  U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. Holders are generally subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  Under recently passed legislation, unless otherwise provided by the IRS, if the Company is a PFIC, a U.S. Holder is generally required to file an informational return annually to report its ownership interest in the PFIC.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. certifies to its foreign status, or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents filed to the SEC must be available to the public by law are available for review at our headquarters, 2 Ben Gurion St, Ramat Gan, 52573, Israel.

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

In addition, our financial expenses are materially affected by fluctuations in fair value of our convertible debentures. As a result of the adoption of SFAS No. 159 the entire instrument is marked to market at every reporting period, and any change in the market price of our convertible debentures, as quoted in TASE, affects our financial income (expenses). As a result of applying SFAS No. 159 we have recorded financial expenses in the amount of $5,070 for the year ended December 31, 2009.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.

In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollars, Australian dollars and Japanese Yen. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

PART II

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.                      DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

 (a)           Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2009 based on those criteria.

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

(c)           Not applicable

(d)           There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that – Elie Housman, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. Mr. Housman is an independent director as defined NASDAQ Rule 5605(a)(2).

ITEM 16B.                      CODE OF ETHICS

We have in place a Code of Business Conduct and Ethics that applies to all directors, officers and employees.  This code, as applied to TIS’ principal financial officers (i.e. our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions), is our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This code is also our “code of conduct” within the meaning of NASDAQ Rule 5610.  The full text of the Code of Business Conduct and Ethics is available at our Internet website at http://www.topimagesystems.com.

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Since 2003 we have been engaging the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”) to audit our financial statements.  Up until and including the year ending December 31, 2008 our subsidiary, Asiasoft was audited by KPMG Singapore.

The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2009 and 2008 were  $195,000 and $115,000, respectively.

The aggregate fees billed by KPMG for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2008 were $164,000.

For the fiscal years ended December 31, 2009 and 2008 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $43,000 and $15,000, respectively. No fees were paid to KPMG for tax compliance, tax advice and tax planning in either 2008 or 2009.

Non-Audit services

For the fiscal year ended December 31, 2009 and 2008, no fees were paid to EY for non-audit services. No fees were paid to KPMG for either 2008 or 2009.

Before EY is engaged by our subsidiaries or us to render any auditing or permitted non-audit related service, the engagement must be :

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

The audit committee has considered the nature and amount of the fees billed by EY, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Ernst & Young’s independence.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On April 21, 2009 we have been advised by KPMG, who audited the financial statements of our subsidiary, Asiasoft, that KPMG does not wish to stand for reelection as the auditor of Asiasoft. Effective November 26, 2009 E&Y, which has been our independent certifying public accountant and has been auditing our financial statement since 2003 has been elected to serve as our independent certifying public accountant and to audit the financial statements of TIS including Asiasoft for the year ended December 31, 2009.

During the Company's last two fiscal years, the KPMG’s reports on the financial statements of Asiasoft did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope, procedure or accounting principles.

During the Company’s last two fiscal years ended, there were (i) no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of Asiasoft; and (ii) there were no reportable events as described in Item 16F(a)(1)(v) of this form 20-F.

During the Company’s two most recent fiscal years ended, Asiasoft did not consult with E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Asiasoft’s financial statements, or any other matters or reportable events as set forth in Items 16F(a)(2)(i) or (ii) of this form 20-F. E&Y has audited the financial statements of the Company, including Asiasoft for the year ended December 31, 2009.

The Company has provided KPMG with a copy of this report and requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein and, if not, stating the respects in which it does not agree.  A copy of the letter from KPMG to the Securities and Exchange Commission is filed as Exhibit 15.3 to this Annual Report on form 20-F.

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

4.3	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

Number	Description

4.4
Preemptive Rights Agreement, dated as of May 8, 2000, between the Company and Izhak Nakar (incorporated by reference to exhibit 3.34 to the Company’s annual report on Form 20-F (registration number 001-14552)).

4.5
Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to exhibit 99.3 to the Company’s current report on Form 6-K filed June 10, 2004).

4.6	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to exhibit 4.48 to the Company’s annual report on Form 20-F for the year ended December 31, 2003).
4.7
Business Transfer Agreement between the Company and Toyo Ink Mfg.  Co., Ltd., dated as of August, 2004 (incorporated by reference to exhibit 4.28 to the Company's annual report on Form 20-F for the year ended December 31, 2004).

4.8	Terms and Conditions of Convertible Debentures Issued December 27, 2006 (incorporated by reference to exhibit 4.11 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
4.9	Form of Director and Officer Indemnification Agreement (incorporated by reference to exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
4.10
Sale and Purchase of Capture Projects Limited, between Top Image Systems UK Ltd , Top Image Systems Ltd , Roger Stoker and Edward Stoker , dated as of April, 2007 (incorporated by reference as Exhibit 4.13 to the Company’s annual report on Form 20-F for the year ended December 31, 2007)

4.11
Stock and Purchase of Asiasoft Global Pte. Ltd., between Asiasoft Global Pte. Ltd., Toh Kian Hong and PC Holding Pte, Ltd., dated as of June 12, 2007 (incorporated by reference as Exhibit 4.14 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

4.12
Sale and Purchase of Asiasoft Solutions (GZ) Limited, between Tai Kin Chung and Asiasoft Global Pte. Ltd., dated as of June 12, 2007 (incorporated by reference as Exhibit 4.15 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

4.13
Sale and Purchase of ordinary shares in the capital of Asiasoft Solutions (HK) Limited, between Tai Chung and Asiasoft Pte. Ltd., dated as of July, 2007(incorporated by reference as Exhibit 4.16 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

4.14
Sale and Purchase of Shanghai Asiasoft Ltd., between Shanghai Aixun Software Co., Ltd. and Asiasoft System (China) Limited, dated as of  July 2007 (incorporated by reference as Exhibit 4.17 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

4.15
Call Option Amendment Agreement dated January 4, 2009 by and among Mr. Toh Kian Hong and Top Image Systems Ltd. (incorporated by reference to exhibit 4.18 to the Company's annual report on Form 20-F for the year ended December 31, 2008.

Number	Description

4.16	Terms and Conditions Arrangement with the Holders of Convertible Debentures Issued December 27, 2006, dated as of January 14, 2010.
8	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global.
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).
15.3	Letter dated June 21, 2010 from KPMG to the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

By:	/s/ Ido Schechter
Name: Ido Schechter
Title: Chief Executive Officer

Date: June 23, 2010

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. ("the Company") as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Top Image Systems (Asia Pacific) Pte. Ltd. ("ASG", formerly known as Asiasoft Global Pte. Ltd.), whose assets constitute approximately 8% of total consolidated assets as of December 31, 2008, and whose revenues constitute approximately 22% and 25% of total consolidated revenues for the six months ended December 31, 2007 and for the year ended December 31, 2008, respectively. The financial statements of that company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2009, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 23, 2010	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte Ltd)

We have audited the accompanying consolidated balance sheets of Top Image Systems (Asia Pacific) Pte. Ltd. ("the Company", formerly known as Asiasoft Global Pte Ltd) and its subsidiaries as of December 31, 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2008 and the six months ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008, and the consolidated results of their operations and the changes in shareholders' equity and cash flows for the year ended December 31, 2008 and the six months ended December 31, 2007, are in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Singapore

April 21, 2009

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,777	$2,866
Restricted cash (Note 12d)	1,231	613
Short-term deposits	722	-
Marketable securities (Note 3)	630	-
Trade receivables (net of allowance for doubtful accounts of $ 719 and $ 500 at December 31, 2008 and 2009, respectively)	6,090	4,664
Unbilled receivables	379	1,417
Other accounts receivable and prepaid expenses (Note 5)	1,081	707

Total current assets	15,910	10,267

LONG-TERM ASSETS:
Severance pay fund	856	1,104
Long-term deposits and long-term assets	194	246
Property and equipment, net (Note 6)	672	509
Investment in affiliates	861	-
Intangible assets, net (Note 7)	336	104
Goodwill (Note 8)	5,813	5,937

Total long-term assets	8,732	7,900

Total assets	$24,642	$18,167

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term bank loans (Note 9)	$3,342	$109
Current maturity of convertible debentures (Note 11)	1,155	1,936
Trade payables	1,124	684
Deferred revenues	975	1,321
Accrued expenses and other accounts payable (Note 10)	3,284	2,358

Total current liabilities	9,880	6,408

LONG-TERM LIABILITIES:
Convertible debentures (Note 11)	3,464	5,362
Accrued severance pay	1,196	1,367

Total long-term liabilities	4,660	6,729

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 12)

SHAREHOLDERS' EQUITY (Note 14):
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2008 and 2009; Issued and outstanding: 8,925,638 and 9,325,638 shares at December 31, 2008 and 2009, respectively	98	102
Additional paid-in capital	31,137	31,144
Accumulated other comprehensive loss	(692)	(677)
Accumulated deficit	(20,441)	(25,539)

Total shareholders' equity	10,102	5,030

Total liabilities and shareholders' equity	$24,642	$18,167

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2007	2008	2009
Revenues (Note 15):
Products	$11,701	$16,391	$11,211
Services	11,488	15,831	12,323

Total revenues	23,189	32,222	23,534

Cost of revenues:
Products	5,151	5,876	1,387
Services	8,019	9,199	7,871

Total cost of revenues	13,170	15,075	9,258

Gross profit	10,019	17,147	14,276

Operating costs and expenses:
Research and development, net	2,393	1,762	1,558
Selling and marketing	9,231	9,292	7,202
General and administrative	5,655	5,956	4,381
Restructuring charges (Note 18)	849	-	-
Impairment of goodwill and other intangible assets	-	1,839	-

Total operating costs and expenses	18,128	18,849	13,141

Operating income (loss)	(8,109)	(1,702)	1,135
Financial income (expenses) , net (Note 17)	1,869	3,136	(5,452)
Other income (expenses), net	189	-	(26)

Income (loss) from continuing operations before taxes on income	(6,051)	1,434	(4,343)

Taxes on income	228	74	91

Income (loss) from continuing operations after taxes on income	(6,279)	1,360	(4,434)

Equity in earnings (impairment losses) of affiliated companies	35	84	(677)

Net income (loss) from continuing operations	(6,244)	1,444	(5,111)

Income (loss) from discontinued operations, net of tax (Note 20)	(104)	(840)	13

Net income (loss)	$(6,348)	$604	$(5,098)

Net earnings (loss) per share (Note 16):
Basic and diluted net earnings (loss) per share from continuing operations	$(0.70)	$0.16	$(0.55)
Basic and diluted net loss per share from discontinued operations	(0.01)	(0.09)	-

	$(0.71)	$0.07	$(0.55)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated	Comprehensive
	Number	Amount	capital	income (loss)	deficit	income (loss)	Total

Balance at January 1, 2007	8,845,241	$98	$29,921	$-	$(14,639)		$15,380

Change in foreign currency translation adjustments, net	-	-	-	102	-	$102	102
Net loss	-	-	-	-	(6,348)	(6,348)	(6,348)

Comprehensive loss						$(6,246)
Exercise of stock options	39,266	*) -	97	-	-		97
Conversion of convertible debentures into shares	24,631	*) -	124	-	-		124
Equity-based compensation expenses	-	-	883	-	-		883

Balance at December 31, 2007	8,909,138	98	31,025	102	(20,987)		10,238

Net adjustments on adoption of ASC 825 (Note 11)	-	-	-	-	(58)		(58)
Change in foreign currency translation adjustments, net	-	-	-	(794)	-	$(794)	(794)
Net income	-	-	-	-	604	604	604

Comprehensive loss						$(190)
Exercise of stock options	16,500	*) -	23	-	-		23
Equity-based compensation expenses	-	-	89	-	-		89

Balance at December 31, 2008	8,925,638	98	31,137	(692)	(20,441)		10,102

Issuance of Ordinary shares in exchange for acquisition of non-controlling interest of ASG	400,000	4	(4)	-	-		-
Change in foreign currency translation adjustments, net	-	-	-	15	-	$15	15
Net loss	-	-	-	-	(5,098)	(5,098)	(5,098)

Comprehensive loss						$(5,083)
Equity-based compensation expenses	-	-	11	-	-		11

Balance at December 31, 2009	9,325,638	$102	$31,144	$(677)	$(25,539)		$5,030

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income (loss)	$(6,348)	$604	$(5,098)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash stock-based compensation expenses	883	89	11
Depreciation and amortization	1,059	980	547
Amortization of deferred issuance costs prior to adoption of ASC 825 (Note 11)	158	-	-
Impairment of goodwill and other intangible assets	-	1,839	-
Impairment of long-term assets	-	457	-
Accrued severance pay, net	11	30	(77)
Equity in earnings of affiliated companies	(35)	(84)	-
Gain from sale of marketable securities, net	(10)	-	-
Impairment of investment in affiliates	-	-	677
Interest and accretion of discount on convertible debentures prior to adoption of ASC 825 (Note 11)	966	-	-
Loss from other-than-temporary impairment on marketable securities and profit from sale of marketable securities	-	420	(210)
Loss from disposal of property and equipment, net	-	-	39
Erosion of non-dollar linked restricted cash	-	-	133
Decrease in trade and unbilled receivables, net	503	1,723	367
Decrease in fair value of embedded derivative of convertible debentures	(3,439)	-	-
Increase (decrease) in fair value of convertible debentures	-	(4,784)	5,070
Decrease in other accounts receivable and prepaid expenses	562	488	208
Decrease in trade payables	(57)	(1,080)	(317)
Increase (decrease) in deferred revenues	2,903	(2,632)	356
Decrease in accrued expenses and other accounts payable	(827)	(1,064)	(688)

Net cash provided by (used in) operating activities	(3,671)	(3,014)	1,018

Cash flows from investing activities:
Acquisition of business activity (a)	(5,286)	-	-
Restricted cash, net	-	(1,231)	492
Increase in investment in CPL	-	(240)	-
Payment of accrued expenses on account of acquisitions	(322)	(1,003)	(164)
Purchase of property and equipment	(434)	(308)	(188)
Proceeds from sale of marketable securities	7,557	4,000	840
Decrease (increase) in short-term deposits, net	3,000	(747)	742
Increase in long-term deposits	-	(48)	(3)

Net cash provided by investing activities	4,515	423	1,719

Cash flows from financing activities:
Proceeds from exercise of stock options	97	23	-
Increase (decrease) in short-term bank loans, net	963	1,725	(3,250)
Payment for convertible debenture repurchase	-	(1,376)	(852)
Repayment of convertible debentures	-	-	(1,539)
Payment of accrued issuance expenses	(256)	-	-

Net cash provided by (used in) financing activities	804	372	(5,641)

Effect of exchange rate on cash and cash equivalents	-	153	(7)

Increase (decrease) in cash and cash equivalents	1,648	(2,066)	(2,911)
Cash and cash equivalents at the beginning of the year	6,195	7,843	5,777

Cash and cash equivalents at the end of the year	$7,843	$5,777	$2,866

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$83	$-	$32

Interest	$859	$526	$124

Non-cash activities:

Net adjustments on adoption of ASC 825 (Note 2m)	$-	$58	$-

(a)	Acquisition of business activity (Note 1d):

	Net fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$(1,467)
	Property and equipment	56
	Identifiable intangible assets	1,180
	Goodwill	4,836

		4,605
	Accrued expenses on account of acquisition	(510)

		$4,095

Acquisition of business activity (Note 1e):

Net fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)	$(828)
Property and equipment	107
Investment in affiliated company	550
Identifiable intangible assets	105
Goodwill	2,312

2,246
Purchase of option to purchase the minority interest in subsidiary	457
Accrued expenses on account of acquisition and acquisition costs payable	(1,512)

$1,191

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Business and organization:

Top Image Systems Ltd. ("TIS" or "the Company") is engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company's software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing. The Company's shares are traded on the NASDAQ in the United States and on the Tel-Aviv Stock Exchange ("TASE").

As for information regarding the principal customers of the Company, see Note 15b.

b.	The Company's main marketing and sales activities are conducted through its subsidiaries in the United States, the United Kingdom, Germany, Japan and Singapore.

c.
In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. ("Toyo") which was, until then, the Company's distributor in Japan, to acquire through its newly established Japanese subsidiary ("TISJ"), certain assets comprising Toyo's business of distributing the Company's products in Japan. The consideration for the acquisition amounted to $ 1,965 (inclusive of $ 465 in transaction costs). The Company acquired TISJ in order to extend its business presence in Japan.

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Technology	$750	5
Customer relations	750	5
Goodwill	465

	$1,965

 See Note 7 for expected amortization expenses.

d.
On April 11, 2007, the Company acquired all the outstanding shares of Capture Projects Ltd. ("CPL"), a provider of document management solutions in the UK, for a consideration of $ 4,605, and potential performance-based consideration. The Company acquired CPL in order to expand its business in the UK. The purchase price also included approximately $ 1,240 of acquisition related direct costs.

 The total purchase price was comprised as follows:

Cash paid to sellers	$3,365
Acquisition related costs	1,240

Total purchase price	$4,605

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of CPL's operations have been included in the consolidated financial statements commencing April 1, 2007. The effect on the statement of operations of the Company for the period ended December 31, 2007 had the acquisition of CPL been effected on April 11, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to CPL's assets as of April 1, 2007, as follows:

Cash, cash equivalents and receivables	$665
Liabilities assumed	(2,132)
Property and equipment, net	56
Customer relations	999
Brand name and domain name	181
Goodwill	4,836

Total purchase price	$4,605

See Note 7c for expected amortization expenses.

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relations	$999	5
Brand name and domain name	181	5

	$1,180

As of December 31, 2008, the net amount of customer relations intangible asset was impaired to $ 136. The brand name intangible asset was impaired in full. As a result, a total impairment loss in the amount of $ 423 was recorded. In 2009, the Company did not record any impairment loss.

Goodwill in the amount of $ 4,836 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually.

In August 2007, CPL changed its name to Top Image Systems (2007) UK Ltd.

e.
On July 9, 2007, the Company acquired 51% of the outstanding shares of Asiasoft Global Pte. Ltd. ("ASG") for a total consideration of approximately $ 1,788. The Company also received the right to purchase the remaining 49% of ASG shares in a consideration of $ 1,490. The option to purchase the minority interest in ASG was for an 18 month period commencing on July 9, 2007. On January 4, 2009, the Company signed an amendment agreement with the minority shareholder in ASG and acquired the remaining 49% of ASG for 400,000 TIS Ordinary shares. As a result of this transaction, ASG became a wholly-owned subsidiary of TIS.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

ASG is a holding company of a group of subsidiaries and affiliated companies in Singapore, Hong Kong, Malaysia and China (see also Note 1f), which all are information technology solutions providers by way of distribution and integration services, which focus on areas such as shared services solutions, information management solutions, access infrastructure, security solutions, business intelligence and enterprise resource planning. The Company acquired ASG in order to expand its business in Asia. The purchase price also included approximately $ 915 of acquisition related costs.

The total purchase price was comprised as follows:

Cash paid to sellers	$1,788
Acquisition related costs	915
Purchase of option to purchase the minority interest in subsidiary (1)	(457)

Net purchase consideration	$2,246

(1)	As of December 31, 2008 the option was written-off in full against financial expenses.

The acquisition was accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition and results of ASG's operations have been included in the consolidated financial statements commencing July 1, 2007. The effect on statement of operations and cash flow of the Company for the period ended December 31, 2007, had the acquisition of ASG been effected on July 9, 2007, is immaterial. The excess of the purchase price over the estimated fair value of the identifiable net assets acquired has been recorded as goodwill.

The Company has allocated the net purchase price of the acquisition to ASG's assets as of June 30, 2007, as follows:

Cash, cash equivalents and receivables	$1,612
Liabilities assumed	(2,440)
Property and equipment, net	107
Investment in affiliated company	550
Customer relations	105
Goodwill	2,312

Total purchase price	$2,246

See Note 7c and Note 8 for expected amortization expenses and changes in Goodwill.

Amortization of acquired intangible asset is calculated using the following estimated useful lives:

	Amount	Amortization period (in years)

Customer relations	$105	4

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

As of December 31, 2008, the net amount of ASG's customer relations intangible asset was impaired in full and as a result, impairment loss in the amount of $ 74 was recorded.

Goodwill of $ 2,312 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually. As of December 31, 2008, the goodwill was impaired to $ 1,567, and as a result, impairment loss in the amount of $ 1,342 was recorded. In 2009, the Company did not record any impairment loss subject to those assets.

In August 2008, all operative companies of ASG changed their names to Top Image Systems' brand name, therefore Asiasoft Global Pte. Ltd. is called Top Image Systems (Asia Pacific) Pte Ltd.

During 2008, because of business considerations, the Company's management decided to gradually cease sales of third party products conducted in ASG, and to focus only on TIS products. As a result, starting 2009, ASG almost stopped completely a sale of third-party products and from that date it markets and sells mostly TIS products.

In December 2009, the Company decided to terminate its China operations and to shut down its facilities in Shanghai. The Company stopped marketing and deploying capture solutions in China, terminated all the employment contracts of Top Image Systems (China) Ltd. and closed its leased offices in Shanghai.

The following table presents unaudited pro forma results of operations giving effect to the acquisitions of ASG and CPL as if the acquisitions had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisitions been made as of the beginning of each period or of the results that may occur in the future. Net loss presented includes amortization of intangible assets related to the acquisitions of $ 88 for 2007. The unaudited pro forma information is as follows:

Year ended December 31, 2007
Unaudited

Revenues	$25,286

Net loss	$(7,019)

Basic and diluted net loss per share	$(0.79)

f.              Discontinued operations:

In December 2008, the Company decided to shut down and terminate its facilities and the business activities in Southern China of Guangzhou ("TIS GZ"). Pursuant to this decision, the Company stopped the marketing and deployment of capture solutions development projects in one Southern China region, and therefore, terminated all the employment contracts of the Guangzhou team and closed its facilities. The results of operations of this business for each of the two years ended December 31, 2008 and 2009 are reflected in the statements of operations in the line item called "Loss from discontinued operations, net of tax".

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The Company has accounted for discontinued operations, in accordance with ASC 360, "Property, Plant and Equipment".  As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

The disposal of the TIS GZ business meets the criteria of discontinued operations under ASC 360 (see also Note 20).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), applied on a consistent basis, as follows:

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, stock-based compensation costs, financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy. Actual results could differ from those estimates.

b.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

c.
Financial statements in United States dollars:

A majority of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The majority of the Company's financing is in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Restricted cash: Restricted cash is primarily invested in highly liquid deposits. For more information refer to Note 12d.

f.
Short-term deposits:

Short-term deposits include deposits with original maturities of more than three months and less than one year which are presented at cost, including accrued interest. The deposits are in Euro and bear interest at an annual rate of 2.25% for the year ended December 31, 2008. As of December 31, 2009, the Company did not invest in short-term deposits.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.        Doubtful accounts:

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors' financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.         Marketable securities:

The Company and its subsidiaries account for investments in debt and equity securities in accordance with FASB ASC No. 320-10, "Investments in Debt and Equity Securities."  Management determines the appropriate classification of the Company's investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classified all of its investments in marketable securities as available for sale.

Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported in other comprehensive income using the specific identification method.  Unrealized losses determined to be other-than-temporary are recorded as a financial expense.  The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity.  Such amortization is included in financial income.  Interest and dividends on securities are included in financial income.

The marketable securities are periodically reviewed for impairment.  If management concludes that any of these investments are impaired, management determines whether such impairment is other-than-temporary.  Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period, and the Company's intent to sell, or whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis.  If any impairment is considered "other-than-temporary", the investment is written down to its fair value through a corresponding charge to financial income, net.  For the year ended December 31, 2008, the Company recorded an other-than-temporary impairment loss in the amount of $ 420 as financial expenses. During July 2009, the Company sold the marketable securities with total proceeds being $ 840. Due to the fact that the proceeds were higher than the marketable securities book value the Company recorded in 2009, a gain of $ 210.

i.          Long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

j.         Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 17 (mainly 17 years)
Leasehold improvements	Over the shorter of the lease term or useful economic life

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.
Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

During 2007 and 2009, no impairment losses were identified. During 2008, the Company recorded an impairment loss for intangible assets assigned to ASG and CPL acquisitions (see note 1) in the amount of $ 497 (see Note 7).

l.
Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually. The Company has elected to perform its analysis of goodwill during the fourth quarter of the year, or more frequently if impairment indicators are present. The goodwill impairment test under ASC 350 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company operates in one operating segment, and till 2008 this segment was comprised of two reporting units, the ASG and "the rest of the Group" (all companies in the Group except for ASG). In 2009 following a change in a business activities of ASG entity as discussed in Note 1e, ASG reporting unit and its related goodwill was combined into the rest of the Group reporting unit since, after the above change in business activity, ASG only sells TIS's products as do all other entities in the Group. Consequently, the management believes that the inclusion of this entity in a single reporting unit for the purposes of goodwill impairment testing most accurately reflects the synergies achieved in acquiring this entity, namely centralized distribution of similar products and services to similar clients. As a result, goodwill impairment test in 2009 was done on a one reporting unit basis. The Company estimates the fair value of the reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and it is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. During 2007 and 2009, no impairment losses were identified. In December 2008 before the change in the reporting unit structure described above, due to the overall global economic conditions and changes in the Company's business operations, it was determined that goodwill has been impaired and an impairment loss for goodwill assigned to ASG in the amount of $ 1,342 was recorded.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.
Convertible debentures:

The Company adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and elected to apply the fair value option to convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. As a result of adopting ASC 825, a net unrealized loss of $ 58 was recorded as adjustment to the accumulated deficit on January 1, 2008.

Prior to the adoption of ASC 825, the Company accounted for convertible debt in accordance with ASC 815, "Derivatives and Hedging", as amended. The convertible debt holder's conversion right provision and the linkage of the convertible notes to the U.S. dollar with a floor on the NIS/ U.S. dollar exchange rate, collectively, the debt features, contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within ASC 815, they are required by ASC 815 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. Prior to the adoption of ASC 825, the fair value assigned to the embedded derivative instrument was marked to market in each reporting period and was included in long-term liabilities on the balance sheet. During 2007, the Company recorded financial income in the amount of $ 3,439 related to these debt features.

n.
Investments in affiliates:

The Company holds, through ASG, investments in affiliated companies as follows:

Asiasoft (M) Sdn Bhd (“AS M”), in which ASG holds 30% equity interest, is a Malaysian registered company which provides information system products and related services.

Asiasoft Hong Kong Ltd ("AS HK"), in which ASG holds 23.37% equity interest, is a Hong Kong registered company which deals in computer software, peripherals and provides software services.

The investments in affiliated companies are accounted using the equity method in earnings or losses of affiliates that it does not control but over which it exerts significant influence.

The company discontinues the use of the equity method from the date that it ceases to have significant influence over an investment, and as a result its share of the earnings or losses for an investment are no longer accrued.

The Company's investments in the affiliated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. During 2007 and 2008, no impairment losses were identified. In 2009, because of the Company’s inability to recover the carrying amount of the investments in AS HK and AS M, the Company recorded an impairment loss due to a write-off of the entire balance of the investments in the amount of $ 677.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.
Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and to a lesser extent related hardware products. Revenues from services include maintenance and technical support, consulting and training.

The Company accounts for software sales in accordance with ASC 985-605, "Software". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence ("VSOE") of fair value. Revenues are allocated under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

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

Revenues from hardware sales, whether included in software arrangements or when sold separately, are recognized in accordance with ASC 605, "Revenue Recognition". Because the software is not essential to the functionality of the hardware, the hardware is not considered software-related and, therefore, is excluded from the scope of ASC 985-605, and is recognized when persuasive evidence of an arrangement exist, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. The Company records revenue from the sales of third party hardware gross of cost of sales, in accordance with ASC 605-45.

Arrangements that include consulting or professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with ASC 605-35. The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed.  In the event that management anticipates a loss on a particular contract, such an anticipated loss is provided for in full in the period when the loss is first anticipated.  As of December 31, 2009, no such estimated losses were identified.

Amounts recognized as revenue in advance of contractual billing are recorded as unbilled receivables.

Deferred revenues represent unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

The Company and its subsidiaries generally do not grant a right of return to their customers.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.
Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20 requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the products are ready for general releases were insignificant. Therefore, all research and development costs have been expensed.

q.
Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received from the government of Israel during the years 2002 through 2009.

During the six months ended December 31, 2007 and during the year ended December 31, 2008 the Company recognized $ 57 and $ 19, respectively, non royalty bearing grants from various agencies of the Government of Singapore. These grants provide funding for a portion of ASG software development projects and are not required to be repaid. The grants are disbursed in connection with development activities carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. Grants are only recognized once there is reasonable assurance that the Company will comply with conditions attached to the grant and the grant will be received. Such grants are recorded as a reduction of related research and development costs since, when received, those are not likely to be repaid.

r.
Accounting for share-based compensation:

At December 31, 2009, the Company has three stock-based employee compensation plans, which are described more fully in Note 14.

The Company accounts for equity-based compensation in accordance with FASB ASC No. 718, "Stock Compensation" ("ASC 718").  ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

The Company recognizes compensation expenses for the value of its awards (that carry no market or performance conditions), which have graded vesting based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions(*):

	Year ended December 31,
	2007	2009

Dividend yield	0%	0%
Expected volatility	43% -68%	78%-82%
Risk-free interest rate	3%- 3.7%	0.37%-2.12%
Contractual term of up to	10 years	9 years
Post vesting forfeiture rate - employees	20%	30%
Post vesting forfeiture rate- management	10%	5%
Suboptimal exercise multiple- employees	1.85	2.30
Suboptimal exercise multiple- management	2.17	2.59

(*) No options were granted to employees or directors in 2008.

During the years ended December 31, 2007, 2008 and 2009, the Company recognized share-based compensation expense related to employee stock options in the amount of $ 883, $ 89 and $ 11, respectively, as follows:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$218	$-	$-
Research and development, net	168	-	-
Selling and marketing	297	-	-
General and administrative	200	89	11

Total share-based compensation expense	$883	$89	$11

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.            Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year.

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2007, 2008 and 2009. The weighted average number of shares related to the outstanding options and convertible debentures excluded from the calculations of diluted net earnings (loss) per share was, 3,066,502, 2,765,900 and 2,227,182 for the years ended December 31, 2007, 2008 and 2009, respectively.

t.             Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC No. 740 "Income Taxes" (formerly FIN No. 48). This accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement .Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.  The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

u.            Concentrations of credit risk:

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents and trade and billed receivables.

The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide; however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, low credit risk exists with respect to these investments.

Trade and unbilled receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan, and the Far East. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. For the years ended December 31, 2007 and 2008, the Company recorded expenses for doubtful accounts in the amount of $ 872 and $ 5, respectively. For the year ended December 31, 2009, the Company did not record expenses for doubtful accounts.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.
Derivative instruments:

ASC 815 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

All of the Company's derivative instruments were not designated as hedging instruments as such the gain or loss is recognized in financial income (expense) in current earnings during the period of change.

w.
Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 297, $ 384 and $ 123, respectively.

x.
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

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in valuation methodologies to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 -	Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

 y.            Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income relate to foreign currency translation adjustments and unrealized gains and losses on available for sale securities.

z.
Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 were $ 580, $ 94 and $ 125, respectively.

aa.	Reclassification: Certain 2008 figures have been reclassified to conform to the 2009 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

 ab.          Impact of recently issued Accounting Standards:

1.
In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value," ("FASB ASU No. 2009-05") which provides additional guidance on how companies should measure liabilities at fair value under FASB ASC No. 820, "Fair Value Measurements and Disclosures" ("FASB ASC No. 820") FASB ASU No. 2009-05 clarifies that the quoted price for an identical liability should be used.  However, if such information is not available, an entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach).  FASB ASU No. 2009-05 also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered level 1 fair value measurements.  For the Company, FASB ASU No. 2009-05 was effective on October 1, 2009.  The Company's adoption of FASB ASU No. 2009-05 did not have a material impact on its consolidated results of operations or financial condition.

2.
In June 2009, FASB issued ASC No. 105 "Generally Accepted Accounting Principles" ("the Codification").  The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The adoption of the Codification did not have a material impact on the Company's consolidated financial statements and notes thereto.  The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009.  As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
In May 2009, the FASB issued ASC No. 855, "Subsequent Events" ("FASB ASC No. 855").  FASB ASC No. 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, FASB ASC No. 855 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FASB ASC No. 855 was effective for fiscal years and interim periods ended after June 15, 2009. This guidance was amended by ASU 2010-9 in February 2010. The adoption of the updated guidance did not have a material impact on the Company's consolidated results of operations or financial condition.

4.
In April, 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the other-than-temporary impairment ("OTTI"), guidance in U.S. GAAP to make the guidance more operational and to improve the presentation of OTTIs in the financial statements. Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors.  The amount of the total OTTI related to credit loss is recognized in earnings.  The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. The adoption of the updated guidance did not have a material impact on the Company's consolidated results of operations or financial condition.

5.
In April 2009, the Company adopted the FASB's updated guidance related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased.  The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The adoption of the updated guidance did not have a material impact on the Company's consolidated results of operations or financial condition.

NOTE 3:-	MARKETABLE SECURITIES

As of December 31, 2008, TIS determined that the decline in fair value of its securities was other than temporary, since the Company's ability and intent to hold these investments for a reasonable period of time is no longer sufficient for a forecasted recovery of fair value. The amortized cost of available-for-sale debt securities at December 31, 2008 included a write down of $ 420 associated with the referenced security.

During July 2009, the Company sold the marketable securities for a consideration of $ 840 and recorded a gain of $ 210.

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company measures its marketable securities and convertible debt at fair value. Marketable securities are classified within Level 2, because the valuation inputs are based on unadjusted quoted prices and market observable data of similar instruments in inactive markets. Convertible debt is classified within Level 1, since this asset is valued using quoted market price in an active market.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2008 and 2009:

	As of December 31, 2008				As of December 31, 2009
	Fair value measurements using input type				Fair value measurements using input type
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	$-	$630	$-	$630	$-	$-	$-	$-
Convertible debt *)	(4,619)	-	-	(4,619)	(7,298)	-	-	(7,298)

Total financials assets	$-	$630	$-	$630	$-	$-	$-	$-

Total financials liabilities	$(4,619)	$-	$-	$(4,619)	$(7,298)	$-	$-	$(7,298)

*)	Out of which, as of December 31, 2008 and 2009, $ 1,155 and $ 1,936 is presented in current maturities and $ 3,464 and $ 5,362 is presented in long-term liabilities, respectively.

NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$170	$50
Employees	63	30
Prepaid expenses	475	383
Rent deposits	276	173
Deferred charges	37	-
Others	60	71

	$1,081	$707

NOTE 6:-	PROPERTY AND EQUIPMENT

Cost:
Computers and peripheral equipment	$1,847	$1,631
Office furniture and equipment	895	913
Leasehold improvements	108	146

	2,850	2,690
Accumulated depreciation:
Computers and peripheral equipment	1,461	1,426
Office furniture and equipment	628	667
Leasehold improvement	89	88

	2,178	2,181

Depreciated cost	$672	$509

Depreciation expenses amounted to $ 402, $ 420 and $ 303 for the years ended December 31, 2007, 2008 and 2009, respectively.

As to charges, see Note 12c(1).

During 2009, the Company recorded a loss from disposal of office equipment in the amount of $ 39, which ceased to be used.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	INTANGIBLE ASSETS, NET

Other intangible assets arose from the acquisition of the business from Toyo in August 2004, and from the acquisition of CPL in April 2007 and ASG in July 2007 (see Notes 1c, 1d, 1e).

a.	Identifiable intangible assets:

	Customer relations	Brand name and domain name	Acquired technology	Total

Balance as of January 1, 2008	$1,194	$154	$250	$1,598
Impairment	(411)	(86)	-	(497)
Amortization during the year 2008	(376)	(34)	(150)	(560)
Foreign currency translation adjustments	(171)	(34)	-	(205)

Balance as of December 31, 2008	236	-	100	336
Amortization during the year 2009	(144)	-	(100)	(244)
Foreign currency translation adjustments	12	-	-	12

Balance as of December 31, 2009	$104	$-	$-	$104

b.	Amortization expenses amounted to $ 657, $ 560 and $ 244 for the years ended December 31, 2007, 2008 and 2009, respectively.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2010	$46
2011	46
2012	12

$104

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2009 are as follows:

Balance as of January 1, 2008	$7,665

Goodwill additions	240
Goodwill impairment during the year 2008	(1,342)
Foreign currency translation adjustments	(750)

Balance as of December 31, 2008	5,813

Foreign currency translation adjustments	124

Balance as of December 31, 2009	$5,937

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL (Cont.)

In February 2008, goodwill increased by approximately $ 240 primarily due to additional payments to the seller in regard to the Capture Projects Ltd. ("CPL") acquisition. The additional payment was payable upon achievement of certain milestone and according to stock purchase agreement (see Note 1d).

NOTE 9:-	SHORT-TERM BANK LOANS

a.	Composition:

	Interest rate		December 31,
	2008	2009	2008	2009
	%
Short-term bank loans:
In NIS (1)	Prime+1.75%	-	$1,323	$-
Short-term bank credit:
In U.S. dollars (2)	LIBOR +2%	-	1,482	-
In Singapore dollars (3)	PLR +1.5%	PLR +1.5%	156	109
In GBP (4)	LIBOR+2.75%	-	381	-

			2,019	109

			$3,342	$109

(1)	As of December 31, 2008, the Prime rate is 4.00%.
(2)	As of December 31, 2008, the LIBOR rate is 0.135%.
(3)	As of December 31, 2009, the PLR (Prime Lending Rate) rate is 5.38% (2008-3%).
(4)	As of December 31, 2008, the LIBOR rate is 2.059%.

b.	Interest expenses amounted to $ 122, $ 170 and $ 64 for the years ended December 31, 2007, 2008 and 2009, respectively.

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2008	2009

Employees and payroll accruals	$514	$300
Government authorities	441	532
Accrued vacation pay	324	264
Acquisition costs payable	164	11
Accrued expenses	1,531	1,230
Other	310	21

	$3,284	$2,358

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-     CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $ 14,780 in convertible debentures at a discount of 4% by way of public offering on the Tel-Aviv Stock Exchange ("TASE"). The convertible debenture terms include an offering of 112,500 units of NIS 528 par value each, linked to U.S. dollar with a floor on the NIS/U.S. dollar exchange rate (i.e., if the exchange rate will be lower than the rate at issuance date, the liability will be the NIS amount at the issuance date) and carry an annual interest rate of 6 months LIBOR minus 0.3%. The debentures' principal is repaid in 4 annual installments commencing December 31, 2009, and the interest is payable semi-annually commencing June 30, 2007.

The debentures may be converted into Ordinary shares of the Company at ratio of NIS 20.3 par value for each Ordinary share (subject to adjustments). The Company has the right to force the conversion on the debenture holders, when and if its share fair market value shall reach NIS 25.5 in the last 30 trading days on the TASE on or after October 1, 2009.

The difference between the fair value and the unpaid balance of the convertible debentures is as follows:

	December 31,
	2008	2009

Fair value	$4,619	$7,298
Unpaid principal balance	(13,624)	(10,207)

	$(9,005)	$(2,909)

As a result of applying the Fair Value option of ASC 825 for measuring financial instruments as more fully discussed in Note 2(m) the Company has recorded financial income (expenses) in the amount of $ 4,784 and ($ 5,070) for the years ended December 31, 2008 and 2009, respectively.

As per the accounting for the embedded derivative prior to the adoption of the ASC please refer to Note 2(m).

In 2007, NIS 500 par value convertible debentures were converted into 24,631 shares of NIS 0.04 par value each. The total equity issued as a result of the conversion is $ 124.

In 2008, the Company purchased $ 2,650 par value (NIS 10,076 thousand par value) of its outstanding convertible debentures for $ 1,376. No gains or losses were recorded as the debt is presented at fair value. The total outstanding par value as of December 31, 2008, is $ 13,624 (NIS 51,799 thousand).

In 2009, the Company purchased $ 1,970 par value (NIS 7,436 thousand par value) of its outstanding convertible debentures for $ 852.

During December 2009, the Company repaid $ 1,544 par value (NIS 5,830 thousand par value) of its outstanding convertible debentures for $ 1,539.

The total outstanding par value as of December 31, 2009, is $ 10,207 (NIS 38,533 thousand).

See also Note 21 for agreement with convertible debenture holders.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS, CONTINGENCIES AND CHARGES

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

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $ 80 as of December 31, 2008 and 2009.

2.
The Company has entered into non cancelable operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits. As of December 31, 2009, commitments are as follows:

2010	$189
2011	120
2012	52

Total	$361

Rental expenses for motor vehicles amounted to $ 428, $ 416 and $ 354 for the years ended December 31 2007, 2008 and 2009, respectively.

3.	The Company's and its subsidiaries' facilities are leased under non cancelable operating lease agreements, which expire on various dates, the latest of which is in 2014.

Future minimum lease commitments under non-cancelable operating leases are as follows:

2010	$561
2011	438
2012	272
2013	204
2014	54

Total	$1,529

Facility rental expenses amounted to 875, 1,122 and 874 for the years ended December 31 2007, 2008 and 2009, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

c.	Charges:

1.
To secure compliance with the conditions related to the Company's "Approved Enterprise" status, the Company registered a floating charge on equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.
To secure revolving credit facilities and guarantees from a bank, the Company recorded a floating charge on its plant, assets and rights and fixed charges on its unpaid share capital and its goodwill in favor of this bank.

d.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 38.

2.	The Company has obtained other guarantees in the amount of $ 419 from a bank in Israel, which will expire on February 2010 in favor of its subsidiary's overdraft.

3.	The Company provided a certain customer with a $ 156 bank guarantee.

NOTE 13:-	TAXES ON INCOME

a.	Israeli income taxes:

1.         The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

In 1990, the production facilities of the Company were granted the status of an "Approved Enterprise" under the Law. In 1991, 1999, 2000, expansion program were granted the status of "Approved Enterprise" of which the first two programs have already expired. The periods of benefits for the third and fourth expansions have not yet commenced. According to the provisions of the Law, the Company has elected the alternative package of benefits - and has waived Government grants in return for tax benefits.

According to the provisions of the Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date, (the year's limitation does not apply to the exemption period).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a " Privileged Enterprise", such as provisions generally requiring that at least 25% of the " Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, the Company did not generate income under the provisions of the Amendment.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Law, regulations published there under and the criteria set forth in the specific letters of approval. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2009, management believes that the Company is meeting the aforementioned conditions.

If the Company pays a dividend out of income derived from the Approved and Beneficiary Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. As of December 31, 2009, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

Income from sources other than the "Approved and Beneficiary Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

2.     Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

  3.           Corporate tax rates:

In June 2004 and in July 2005, the "Knesset" (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, respectively, which determined, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates:  2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

  4.          The Company has received final tax assessments through the year 2004.

b.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes, the effect of the "Approved Enterprise" and undeductible expenses related to option expenses.

The tax expenses in 2007, 2008 and 2009 in the amount of $ 228, $ 74 and $ 91, respectively, in the financial statements are a result of tax expenses on income of certain subsidiaries.

c.
Carryforward losses:

As of December 31, 2009, the Company had operating carryforwards for tax purposes in the amount of $ 8,347. The amount of the Company's carryforward operating losses will be offset against future taxable income for an indefinite period.

As of December 31, 2009, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 10,178.

As of December 31, 2009, the U.S. subsidiary had U.S. Federal and State net operating losses carryforwards of approximately $ 3,268, which can be carried forward and offset against taxable income for 5 to 12 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2009, ASG and its subsidiaries had operating losses carryforwards for tax purposes in the total amount of $ 3,257 to be carried forward indefinitely.

Operating losses carryforwards of Japan and UK subsidiaries in the total amount of $ 2,449 and $ 1,204, respectively, as of December 31, 2008 can be carried forward indefinitely.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.
Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

e.	Income (loss) from continuing operations before taxes on income:

	Year ended December 31,
	2007	2008	2009

Domestic	$(2,941)	$(896)	$(8,728)
Foreign	(3,110)	2,330	4,385

	$(6,051)	$1,434	$(4,343)

f.	Deferred taxes:

	December 31,
	2008	2009

Carryforward losses (1)	$5,123	$4,175
Research and development expenses	429	358
Accrued severance pay	85	66
Accrued vacation pay	84	63
Allowance for doubtful accounts	171	132

Net deferred tax assets before valuation allowance	5,892	4,794
Valuation allowance	(5,892)	(4,794)

Net deferred tax assets	$-	$-

(1)	Inclusive of the effect of enacted changes in tax rates in accordance with Israeli Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010).

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 5,892 and $ 4,794 at December 31, 2008 and 2009, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-     TAXES ON INCOME (Cont.)

g.
The Company adopted the guidance of ASC 740 on January 1, 2007 to account for its uncertain tax positions. Prior to 2007, the Company used the provisions of ASC 450 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provisions under ASC 740 and the Company's provision under ASC 450, therefore, there was no effect on the Company's shareholders' equity upon the Company's adoption of ASC 740.

Total amount of gross unrecognized tax benefits is $ 122 and $ 77 as of December 31, 2008 and 2009, respectively.

Amount of interest and penalties related to unrecognized tax benefits was immaterial.

h.
Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax   purposes in Israel are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI").  Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI.  Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	Employee stock options:

1.
Employee Stock Option Plan (1996):

In September 1996, the Board of Directors of the Company adopted, and the shareholders approved, the Employee Stock Option Plan (1996) ("the ESOP 96"). ESOP 96 authorizes the granting of options to purchase up to 250,000 Ordinary shares, consisting of options intended to qualify as "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.

As of December 31, 2009, options to purchase 7,916 Ordinary shares are outstanding under the ESOP 96 at an exercise price ranging between $ 1.3 and $ 2.3 per share. All options are exercisable.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

2.
Employee Stock Option Plan (2000):

The Employee Stock Option Plan (2000) ("the ESOP 2000") is designed to benefit from, and is made pursuant to, the provisions of Section 102 of Israel's Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder ("Section 102").

A total of 240,000 shares have been reserved for the purposes of the ESOP 2000. As of December 31, 2009, 33,561 options are outstanding.

All options are exercisable, and have an exercise price of $ 1.3.

3.
Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) ("the ESOP 2003") is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

In May 2004 and in December 2006, the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase additional 650,000 and 700,000 Ordinary shares, respectively, pursuant to the ESOP 2003.

As of December 31, 2009, 554,609 options are outstanding. All the options have an exercise price between $ 1.30 and $ 3.84 per share.

4.
As of December 31, 2009, an aggregate amount of 1,169,672 options is still available for future grant under all of the above mentioned plans.

No options were granted during 2008 and 2009 other than in relation to the repricing (see c below).

b.
On December 20, 2007, the Company decided to accelerate the vesting of 310,950 of its unvested stock options previously awarded to employees and officers of the Company to purchase the Company's shares pursuant to one of the Company's stock option plans, such that, as of December 31, 2007, these outstanding options to purchase any of the Company's Ordinary shares were fully vested.

As a result of the acceleration the Company recorded in 2007 additional compensation expenses of $ 498.

c.	Repricing of options to employees and directors:

On January 1, 2009, following the approval by the Company's Board of Directors, the Company repriced the exercise price of employees and directors' outstanding options. Employees and directors that agreed to the repricing proposal were granted new amounts of options carrying an exercise price of $ 1.3 in a "value per value" formula, such that the total fair value of the new options is equal to the fair value of their old options.

As a result, 1,071,300 outstanding options were cancelled and 641,390 options were granted. Except for the exercise price and the number of the Company’s ordinary shares, each new option has the same terms as the original option and will expire on the expiration date of the original option.

 Options to directors:

1.
On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 Ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years. As of December 31, 2009, 31,862 options are outstanding and exercisable. All the options have an exercise price of $ 1.3 per share.

2.
On December 20, 2007, the shareholders of the Company approved the grant of an option to purchase 210,200 Ordinary shares to several members of the board, at an exercise price between $ 2.20 and $ 3.84, with a vesting term of 2 years. As of December 31, 2009, 126,304 options are outstanding and exercisable. All the outstanding options have an exercise price of $ 1.3 per share.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2009
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	1,412,303	$3.14	6.78	$-
Granted	641,390	$1.30
Exercised	-	$-
Forfeited	(1,448,589)	$3.07

Outstanding at the end of the year	605,104	$1.34	6.34

Exercisable at the end of the year	605,104	$1.34	6.34	$-

Vested and expected to vest at end of year	605,104	$1.34	6.34	$-

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's stock. As of December 2009, there were no in-the-money options, therefore no intrinsic value exists. As of December 31, 2009, there were no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

The weighted average grant date fair values of options granted during 2007 and 2009 were $ 1.02 and $ 0 - $ 0.309, respectively. No options were granted during 2008.

The options outstanding as of December 31, 2009, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted average
	outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2009	life (years)	price	2009	exercisable

$ 1.30 - $ 1.31	593,104	6.25	$1.3	593,104	$1.3
$ 2.31 - $ 3.84	12,000	6.03	$3.32	12,000	$3.32

	605,104	6.25	$1.34	605,104	$1.34

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

d.
Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS.

The Company does not anticipate paying dividends in the foreseeable future.

NOTE 15:-	GEOGRAPHICAL INFORMATION

a.
Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2007	2008	2009
Product sales
Israel	$-	$70	$42
Far East (excluding Japan)	4,773	5,953	1,802
Europe	5,549	6,796	8,006
North and South America	483	2,235	1,078
Africa	249	72	10
Japan	647	1,265	273

	11,701	16,391	11,211
Service revenues
Israel	54	143	108
Far East (excluding Japan)	1,986	4,272	1,960
Europe	7,438	9,229	8,411
North and South America	775	956	1,030
Africa	38	167	44
Japan	1,197	1,064	770

	11,488	15,831	12,323

Total revenues *)	$23,189	$32,222	$23,534

Sales to single customers exceeding 10% of revenues:

Customer A	*) -	*) -	11%

*)	In the years 2007 and 2008 there were no sales to a single customer exceeding 10% of revenues.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	GEOGRAPHICAL INFORMATION (Cont.)

2.	Total revenues from products derived from external customers are divided as follows:

	Year ended December 31,
	2007	2008	2009

Licenses	$8,377	$12,893	$10,716
Hardware	3,324	3,498	495

Total revenues from products	$11,701	$16,391	$11,211

3.	The Company's substantial long-lived assets are located in Israel.

NOTE 16:-     BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2007	2008	2009
Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$(6,348)	$604	$(5,098)

Net income (loss) used for the computation of diluted net earnings (loss) per share	$(6,348)	$604	$(5,098)

Weighted average Ordinary shares outstanding	8,881,178	8,921,951	9,322,341

Effect of dilutive securities:

Employees stock options	*) -	14,507	*) -

Convertible debentures	*) -	*) -	*) -

	*) -	14,507	*) -

Diluted weighted average Ordinary shares outstanding	8,881,178	8,936,458	9,322,341

Basic and diluted net earnings (loss) per share	$(0.71)	$0.07	$(0.55)

*)     Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2007	2008	2009

Interest income	$865	$219	$38
Interest expenses	(161)	(198)	(78)
Exchange rate loss and bank charges *)	(416)	(398)	(492)
Income (expenses) in respect of convertible debentures, including interest **)	(1,868)	4,428	(5,130)
Income (expenses) from decrease in fair value of embedded derivative of convertible debenture **)	3,439	-	-
Write-off of option to acquire 49% of ASG	-	(495)	-
Gain (loss) from marketable securities	10	(420)	210

	$1,869	$3,136	$(5,452)

*)	Includes income (expense) from forward transactions in the amount of $ 33, $ (39) and $ (11) for the years ended December 31, 2007, 2008 and 2009, respectively.

**)	See also Note 2l.

NOTE 18:-	RESTRUCTURING CHARGES

During the fourth quarter of 2007, the Company's management and Board of Directors approved certain reorganization and restructuring plan which resulted in a total charge of $ 849, which was paid in 2008. The charge arose in connection with the decision to restructure the Company's corporate management, reduce overhead and consolidate its activities. Included in the total charges were mainly severance charges and employee-related liabilities arising in connection with a head-count reduction of 24 employees.

NOTE 19:-	RELATED PARTY TRANSACTION

Based on a resolution of the shareholders of the Company, on December 20, 2007, the Chairman of the Board of Directors, Mr. Izhak Nakar, was entitled to a bonus of $ 300 in respect of his assistance to the Company in connection with the acquisition of CPL and ASG, which was paid during 2008. In addition, Mr. Nakar was paid a fee of $ 1.2, plus reimbursement of any expenses, for every business day invested by him in consideration of his active involvement in the Company throughout 2007, 2008 and 2009 ("consulting fees"). During 2007, 2008 and 2009, Mr. Nakar received compensation of $ 166, $ 189 and $ 275, respectively, for his service as a Board member and for consulting fees.

  NOTE 20: -  DISCONTINUED OPERATIONS

In December 2008, the Company decided to discontinue the operations of TIS GZ business that was mainly engaged in projects development in areas of capture solutions in South China.  Employment of the entire Guangzhou team was terminated during December 2008. Full cessation of activities was consummated during January 2009.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 20: -  DISCONTINUED OPERATIONS (Cont.)

Set forth below are the results of operations of the discontinued operations:

	Year ended December 31,
	2008	2009

Revenues	$414	$-

Income (loss) before taxes	$(840)	$13
Income taxes	-	-

Net income (loss)	$(840)	$13

NOTE 21:-	SUBSEQUENT EVENT (UNAUDITED)

In January 2010, the Company reached an agreement with the debenture holders. According to the settlement principles, as further discussed. These principles were approved at a debenture's holders' meeting on January 14, 2010. The Company is currently negotiating with the debenture's trustee, the amendment of the debenture's trust note ("Trust Note Amendment") and once agreed upon it, will approach the court in order to convene another debenture's holders' meeting in order to approve the Trust Note Amendment. The Company and the trustee are currently acting in accordance with those principles.

According to the settlement principles, the Company will pay the holders the first payment of the debentures' trust, as well as the interest for approximately NIS 11,090 thousand (approximately $ 2,940) due on December 31, 2009, as follows:

i.	A sum of NIS 5,878 thousand (approximately $ 1,552) from the first payment was paid on December 31, 2009;
ii.	The interest payment due on December 31, 2009 was as originally scheduled (i.e. on time);
iii.	A sum of NIS 2,001 thousand (approximately $ 530) from the first payment was paid by January 31, 2010, with an annual interest rate of 9% for the postponement period;
iv.	No later than June 30, 2010, the Company will pay the remainder of the first payment of the debentures trust along with an annual interest rate of 9% for the postponement period.

According to the arrangement, the balance of the debt (approximately NIS 33,300 thousand or $ 8,820) will be repaid in seven equal payments of NIS 4,757 thousand (approximately $ 1260) each, paid on December 31 of each year until 2016. In addition, the Company may opt to postpone the payment of the Second Payment due December 31, 2010 to no later than June 30, 2011, with an annual interest rate of 9% for the postponement period.

Further, under the amended agreement, the Company is entitled to repay the remainder of the debentures at an early payment. The Company will be obligated to pay the remainder of the debentures at an early payment in the case that an exit event occurs in which all or the majority of the Company's stock is sold. If early payment as detailed above occurs by December 31, 2010, these early payments will be made in exchange for 87% of the remainder of the debentures' trust by the day of payment.

The Company accounts for the debentures under the fair value option of ASC 825, therefore the only accounting consequence in 2010 will be the affect of the change in the fair value of the debt to be recognized in the period subsequent to the balance sheet date as it occurs.