Form 20-F/A
period 2009-12-31
TOP IMAGE SYSTEMS LTD
filed 2010-06-28
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐        No ☐

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Top Image Systems Ltd. (the “Company” or “TIS") to amend its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2010 to (i) add the consent of KPMG to the incorporation by reference of KPMG's report into the registration statements (No. 333-101990, No. 333-119885 and No. 333-125064) on Form F-3 and Form S-8 of the Company (the "Consent"), which was inadvertently omitted from the Original Filing, and (ii) replace Item 19 in its entirety to include the Consent as Exhibit 15.4.

           Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amended Filing and no disclosures have been updated to reflect events that occurred at a later date.  This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the Original Filing.

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

Number	Description

4.8	Terms and Conditions of Convertible Debentures Issued December 27, 2006 (incorporated by reference to exhibit 4.11 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
4.9	Form of Director and Officer Indemnification Agreement (incorporated by reference to exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
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

4.15
Call Option Amendment Agreement dated January 4, 2009 by and among Mr. Toh Kian Hong and Top Image Systems Ltd. (incorporated by reference to exhibit 4.18 to the Company's annual report on Form 20-F for the year ended December 31, 2008).

4.16
Terms and Conditions Arrangement with the Holders of Convertible Debentures Issued December 27, 2006, dated as of January 13, 2010. (incorporated by reference to exhibit 4.16 to the Company's annual report on Form 20-F for the year ended December 31, 2009).

8	List of Subsidiaries. (incorporated by reference to exhibit 8 to the Company's annual report on Form 20-F for the year ended December 31, 2009).
12.1
Certification of the Chief Executive Officer pursuant to 15 U.S.C.  Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to exhibit 12.1 to the Company's annual report on Form 20-F for the year ended December 31, 2009).

12.2
Certification of the Chief Financial Officer pursuant to 15 U.S.C.  Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to exhibit 12.2 to the Company's annual report on Form 20-F for the year ended December 31, 2009).

13.1
Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to exhibit 13.1 to the Company's annual report on Form 20-F for the year ended December 31, 2009).

13.2
Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to exhibit 13.2 to the Company's annual report on Form 20-F for the year ended December 31, 2009).

Number	Description

15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global. (incorporated by reference to exhibit 15.1 to the Company's annual report on Form 20-F for the year ended December 31, 2009).
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).
15.3	Letter dated June 21, 2010 from KPMG to the SEC. (incorporated by reference to exhibit 15.3 to the Company's annual report on Form 20-F for the year ended December 31, 2009).
15.4	Consent of KPMG.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

By:	/s/ Ido Schechter
Name: Ido Schechter
Title: Chief Executive Officer

Date: June 28, 2010