Form 20-F/A
period 2009-12-31
TOP IMAGE SYSTEMS LTD
filed 2010-11-17
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

Amendment No. 2

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

Yes ☐   No ☐

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Top Image Systems Ltd. (the “Company” , or “TIS") to amend its Annual Report on Form 20-F for the year ended December 31, 2009 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2010, as amended by Amendment No. 1 (“Amendment No.1”) filed with the SEC on June 28, 2010 to:

•
amend Item 16F as to the periods for which disclosure is being made with respect to (i) the absence of disagreements with and other reportable events related to, KPMG who formerly audited the financial statements of our subsidiary Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte. Ltd.) and its consolidated subsidiaries (“Asiasoft”),  and (ii) Asiasoft not consulting with E&Y regarding the matters described in Item 16F(a)(2)(i) or (ii) of Form 20-F; and

•
amend Item 19 to (i) replace the letter from KPMG which was attached to the Original Filing as Exhibit 15.3 with a currently-dated letter confirming the amended disclosure, and (ii) contain currently dated certifications from our Chief Executive Officer and Chief Financial Officer, limited to only those the matters required by Question 161.01 of the Compliance and Disclosure Interpretations of the Division of Corporation Finance of the SEC. Such currently-dated certifications are attached hereto as Exhibits 12.1 and 12.2. Because no financial statements are contained in this Amendment, we are not including certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).

Except set forth herein, no other changes are being made to the Original Filing. Unless expressly stated, this Amended Filing does not reflect events occurring after the filing of the Original Filing, nor does it modify or update in any way the disclosures contained in the Original Filing. Accordingly, this Amendment should be read in conjunction with our Original Filing and our other documents filed with or furnished to the SEC subsequent to the filing of the Original Filing.

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

During the six months ended December 31, 2007, the fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009 through April 21, 2009 there were (i) no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of Asiasoft; and (ii) no reportable events as described in Item 16F(a)(1)(v) of this form 20-F.

During the six months ended December 31, 2007, the fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009 through November 26, 2009, Asiasoft did not consult with E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Asiasoft’s financial statements, or any other matters or reportable events as set forth in Items 16F(a)(2)(i) or (ii) of this form 20-F. E&Y has audited the financial statements of the Company, including Asiasoft for the year ended December 31, 2009.

The Company has provided KPMG with a copy of this report and requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein and, if not, stating the respects in which it does not agree.  A copy of the letter from KPMG to the Securities and Exchange Commission is filed as Exhibit 15.3 to this Annual Report on form 20-F/A.

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

4.8	Terms and Conditions of Convertible Debentures Issued December 27, 2006 (incorporated by reference to exhibit 4.11 to the Company's annual report on Form 20-F for the year ended December 31, 2006).

Number	Description
4.9	Form of Director and Officer Indemnification Agreement (incorporated by reference to exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
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

4.13
Sale and Purchase of ordinary shares in the capital of Asiasoft Solutions (HK) Limited, between Tai Chung and Asiasoft Pte. Ltd., dated as of July, 2007 (incorporated by reference as Exhibit 4.16 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

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

4.16	Terms and Conditions Arrangement with the Holders of Convertible Debentures Issued December 27, 2006, dated as of January 13, 2010. (filed with the Original Filing)
8	List of Subsidiaries (filed with the Original Filing).
12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global (filed with the Original Filing).
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).
15.3	Letter dated November 17, 2010 from KPMG to the SEC.
15.4	Consent of KPMG (filed with Amendment No. 1).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.
By:	/s/ Ido Schechter
Name: Ido Schechter
Title: Chief Executive Officer

Date: November 17, 2010