Form 20-F
period 2010-12-31
TOP IMAGE SYSTEMS LTD
filed 2011-03-31
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

2 Ben Gurion St, Ramat Gan, 52573, Israel
(Address of principal executive offices)
Tel:972-3-7679100
Fax:972-3-6486664
(Registrant's telephone and facsimile number)

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

9,400,638 Ordinary Shares

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

	2006	2007	2008	2009	2010
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
Revenues	$20,224	$23,189	$32,222	$23,534	$21,762
Cost of revenues	7,648	13,170	15,075	9,258	8,350
Gross profit	12,576	10,019	17,147	14,276	13,412
Research and development, net	1,792	2,393	1,762	1,558	1,647
Selling and marketing	6,259	9,231	9,292	7,202	6,160
General and administrative	4,004	5,655	5,956	4,381	3,845
Restructuring charges	-	849	-	-	-
Impairment of goodwill and other intangible assets	-	-	1,839	-	-
Operating income (loss)	521	(8,109)	(1,702)	1,135	1,760
Financial income( expenses), net	325	1,869	3,136	(5,452)	(2,190)
Other income (expenses), net	-	189	-	(26)	(6)
Income (loss) from continuing operations before taxes on income	846	(6,051)	1,434	(4,343)	(436)
Taxes on income	45	228	74	91	24
Income (loss) from continuing operations after taxes on income	801	(6,279)	1,360	(4,434)	(460)

Equity in earnings (impairment losses) of affiliated companies	-	35	84	(677)	-
Net income (loss) from continuing operations	801	(6,244)	1,444	(5,111)	(460)
Income (loss) from discontinued operations, net of tax	-	(104)	(840)	13	-
Net income (loss)	801	(6,348)	604	(5,098)	(460)
Net basic and dilutive income (loss) per share:
Continued operations	$0.09	$(0.70)	$0.16	$(0.55)	$(0.05)
Discontinued operations	-	$(0.01)	$(0.09)	-	-
Weighted average number of shares outstanding for basic net loss per share	8,819,857	8,881,178	8,921,951	9,322,341	9,389,512
Weighted average number of shares outstanding for dilutive net loss per share	9,032,352	8,881,178	8,936,458	9,322,341	9,389,512

	2006	2007	2008	2009	2010
Summary of Balance Sheet Data:
Cash and cash equivalents	$6,195	$7,843	$5,777	$2,866	$1,763
Working capital	26,852	10,025	6,030	3,933	1,763
Total assets	34,295	35,921	24,642	18,167	15,024
Long term debt	14,197	12,770	4,660	6,729	5,250
Total liabilities	18,915	25,683	14,540	13,137	10,732
Shareholders’ equity	15,380	10,238	10,102	5,030	4,292

RISK FACTORS

We have had difficulties in making our debt payments and may not be able to make our debt payments in the future.

In December 2006, through the issuance of convertible debentures, we raised net proceeds of NIS 61,900 thousand (approximately $14,780 thousand at the date of issuance). As of December 31, 2010 the balance of outstanding debt under the debenture is approximately NIS 22,181 thousand (approximately $6,250 thousand).

 The first principal payment on the debentures was due December 31, 2009.  Prior to the first principal payment we concluded that making full payment at such time would have had an adverse affect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement.   That arrangement was approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010, and the amendment to the indenture pursuant to which the debentures have been issued was entered into on December 31, 2010.

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

We cannot ensure that any such refinancing will be available on terms acceptable to us. The ongoing economic downturn is characterized by a more limited availability of credit resulting in refinancing being more difficult.  If we are unable to meet our obligations under the restructured convertible debentures and refinancing will not available, we may have to sell assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the convertible debentures.  In the event of such default, our debenture holders and holders of other outstanding indebtedness may accelerate their maturity dates.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position and share price.

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

The impact of a continuing global economic downturn may have a material adverse effect on our business, results of operations and financial condition.

We sell our products and services in various countries all over the world. Consequently, our sales and profitability are dependent on general economic conditions globally and locally. The weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the global economic downturn that has been ongoing during the past several years have resulted in our customers and the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions.  A substantial and lasting slowdown of the global economy could result in a continuation of that trend thereby adversely affect our business.

The global economic downturn has also led to more limited availability of credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us. The general difficult economic conditions combined with tightening credit markets may also cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products, services and solutions.

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

If we acquire additional businesses it may lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

Between 2007 and 2009, we acquired related complementary businesses,  in an effort to expand capacity, enter new markets and diversify our sources of revenue.  These expenditures had strained and any future acquisitions may strain management, financial and operational resources.  While we do not currently anticipate any future acquisitions,  any future acquisitions may also result in potentially dilutive issuances of equity securities, incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results.  Acquisitions in foreign countries may pose additional problems, and we may experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.  Also, the acquired businesses may not yield the income and levels of activity we expected them to yield, which may result in losses.

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006 and 2008, and our losses may continue.  For the year ended December 31, 2010, we had an accumulated deficit of $25,999 thousand. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

Sales to large customers have historically accounted for a significant part of our sales.  Although in 2010, and 2008, we had no customer who accounted for more than 10% of our total revenues In 2009, sales to one customer  accounted for 11% of our total revenue,. If we are unable in the future to complete sales to large customers, our business, prospects and financial results could be adversely affected.

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

We engage in international sales, which are subject to a number of risks that could seriously impede our financial condition and growth.  As a result of our product sales in various geographic regions, which we may expand in the future to new geographic regions, we are subject to the risks associated with international sales, including license requirements, economic and political instability, terrorism, shipping delays, customs duties, export quotas and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business. Approximately 66% of our revenues in 2010 were generated from sales made in Europe. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union.

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

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led the government of the Palestinian Authority.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration of Israel’s relations with Turkey, with whom Israel currently has a free trade agreement.  In addition, the first few months of 2011 have been marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain and Yemen culminating in the ouster of certain leaders in some of  those countries.  Continuing or escalating instabilities and hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

If we fail to satisfy the conditions specified under Israeli law, we may be denied benefits to which we are currently entitled or may be entitled to in the future.

Our facilities in Israel have been granted “Approved Enterprise” and " Privileged Enterprise" status under "The Law for the Encouragement of Capital Investments, 1959", or the Investment Law, and as amended.  The benefits available to an Approved Enterprise program are normally in the form of favorable tax rates and are dependent upon the continuing fulfillment of ongoing conditions stipulated under applicable law and in the certificate of approval.  If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied us in the future.

On April 1, 2005, an amendment to the Investment Law came into effect.  The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The amendment does not apply to investment programs approved prior to December 31, 2004.  The new tax regime applies to new investment programs only.  We believe that we are currently in compliance with these requirements.  However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate (25% for 2010).  For the year 2009, our investment plan has been categorized under the above amendment, and the tax benefits under this investment plan are scheduled to gradually expire by 2020.

The Investment Law has recently been amended. For a description of the material amendments, see “Additional Information-Law for the Encouragement of Capital Investments, 1959.”

Our ordinary shares have been subject to frequent significant price fluctuations.  If we fail to maintain NASDAQ minimum bid requirements or the TASE minimum requirements, we could be delisted.

Trade in shares of companies listed on the NASDAQ in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry factors may depress our share price, regardless of our actual operating results. In addition, if we issue additional shares in financings or acquisitions, our shareholders will experience additional dilution and the existence of more shares could decrease the amount that purchasers are willing to pay for our ordinary shares.

According to the NASDAQ listing standards if the stock price of a listed company falls below $1.00 a share for a period of 10 consecutive business days, such company’s stock may be subject to delisting unless such failure is cured within 180 days from the date on which NASDAQ notifies to the listed company of such failure.  On two separate occasions, on September 16, 2009 and on May 24, 2010 we received a letter from NASDAQ advising us that our stock has been trading at a price that would subject our stock to delisting if we fail to regain compliance with the NASDAQ minimum bid price requirements. We regained compliance in both occasions within the time frame given under NASDAQ rules to regain compliance.  If our stock will be delisted from NASDAQ we will lose our status as a “dually-listed company” which will result in us being subject to more stringent reporting requirements in Israeli securities laws and the rules and regulations of the Israeli Securities Authority and the TASE which may cause an increase in our reporting related costs and expenses.In addition, if our securities were to be delisted from the NASDAQ, our ordinary shares could be considered a “penny stock” under federal securities law. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our securities.

According to the TASE rules, a company with stock traded in both the TASE and in NASDAQ  must comply with the TASE minimum valuation requirements which currently provide that it must have a minimum market capitalization of NIS 25 million.  If the company does not comply with the minimum valuation requirements, compliance with which is being tested on a semi-annual basis, it is given six months to regain compliance or be delisted.

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

Although our internal control over financial reporting was considered effective as of December 31, 2010, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a), which applied to us for the first time in 2007, have resulted in an increase of our general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not  been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective; our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

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

The economic impact in Japan of the devastation caused by the massive earthquake and tsunami of March 2011 could materially adversely affect our business and results of operations.

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a tsunami tidal wave that devastated much of the city of Sendai and large areas of coastal north-eastern Japan, causing thousands of deaths, catastrophic damage and destruction of the local infrastructure, as well as a potential nuclear disaster. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. Our net sales in Japan constitute approximately 7% of our total net revenues for the year ended December 31, 2010 and a slow-down in the Japanese economy could have a adverse effect on our business and results of operations.  Our net assets in Japan constitute approximately 3% of our total net assets as of December 31. 2010. The amount of account receivables that were not collected till the earthquake date is not significant.

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

Recent Developments

In December 2006 through the issuance of convertible debentures (the “Original Debentures”), we raised net proceeds of NIS 61,900 thousand (approximately $14,800 thousand at such time). According to the terms of the Original Debentures, interest was to accrue at an annual rate of six-month LIBOR minus 0.3%, linked to the U.S. Dollar (the “Original Rate”) and was to be paid semi-annually beginning June 30, 2007 and the principal payment was to be paid in four equal installments beginning December 31, 2009. Prior to the first principal payment we concluded that making full payment at such time would have had an adverse affect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement. In accordance with principle agreements, we paid, on December 31, 2009, NIS 5,830 thousand (approximately $1,539 thousand at such time) out of the NIS 11,090 thousand (approximately $2,940 thousand at such time) that was payable as the first principal installment under the terms of the Original Debentures.  We paid the remainder of the first principal installment on January 31, 2010 and on June 30, 2010, in each case together with a 9% annual interest accruing from December 31, 2009 until the date of actual payment.

The arrangement was approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010.  The resulting amendment to the indenture pursuant to which the Original Debentures were issued was entered into on December 31, 2010, at which time we repaid debentures for NIS 11,091 thousand (approximately $3,124 thousand at such time thereby reducing our outstanding principal balance to NIS 22,182 thousands (approximately $6,250 thousand at such time). Following this amendment to the indenture, the material terms of our debentures now provide as follows:

•
The principal amount will be paid in seven installments of NIS 3,169 thousand (approximately $893 as of December 31, 2010), the first of which will be due June 30, 2011 and the remaining six payments will be due December 31 of each year beginning 2011.

•	Interest will be paid semi-annually on June 30, and on December 31 of each year for so long as any part of the principal amount is outstanding.

•
Interest accruing on any portion of a principal payment paid when originally due according to the Original Debentures will be at the Original Rate. Any principal amount or part thereof which payment is postponed in comparison to the Original Debenture will be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment is made.

•
We may at any time, prepay all or a portion of the principal payments which remain unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment will be for no less than NIS 3 million and with respect to the last payment, no less than NIS 3.2 million, and provided, further that we may not make more than one repurchase in any calendar quarter.  Any prepayment will be pro-rata to all debenture holders and the principal amount which remains outstanding after any such prepayment will be equally divided between the remaining installments.

•	In the event that all of our stock or substantially all of our business is sold, we will be obligated to prepay all the amounts outstanding under the debentures.

We hold, through Top Image Systems (Asia Pacific) Pte. Ltd. investments in affiliated companies such as: Asiasoft Hong Kong Ltd ("AS HK"), in which we held 23.37%.

During 2010 AS HK sold its activity to another company. In December 2010, the company has received an advance in the amount of $369 as a result of such sale.

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

Products

eFLOW®

Our signature solution is the eFLOW® Unified Content Platform.  eFLOW® provides the common architectural infrastructure for our solutions.  We anticipate that future developments will also be based on this platform.

Based on a single, integrated environment, the eFLOW® platform provides a visual application designed to enable the structure of a complete form processing and data capture solution quickly and easily.  Providing a modular platform with an open, scalable and flexible architecture, eFLOW® facilitates the development of applications ranging from desktop, stand-alone applications to high-volume, network-based, remote and local systems.

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

eFLOW® is designed to address the needs of companies, enterprises, institutions, government agencies, and other organizations with a broad range of  input / capture requirements (5,000 or more items per day).

eFLOW® offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, classifying, and storing in databases for retrieval at a later date.  Our technology can easily process unstructured, semi-structured and structured documents. eFLOW® can manage these tasks without the need to pre-design a working template.

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

eFLOW®’s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET  Microsoft Visual Basic and web 2.0 for applications, to provide an accelerated data capture solution for paper, electronic forms, fax, and ftp files. The advanced version of eFLOW® platform, eFLOW® Version 3.0 and future version, based on the Microsoft .NET technology ensures its compatibility with future Microsoft technologies and other technology partners, and gives our customers shorter and easier implementation process, faster runtime, and a robust and secure execution environment. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW® with other mission-critical applications to create fully integrated business solutions.  eFLOW® includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

eFLOW®’s Client/Server scalable architecture allows users to access the solution through one channel, the eFLOW® server which results in superior network security and efficiency. Customers can select between a centralized or decentralized mode of operation. Multiple applications and servers may be viewed and controlled at any given moment, on site or remotely and additional servers may be added into a system without the need to halt production.

To support the needs of clients’ global operations, the system can process multiple languages at the interface, database (Unicode), and OCR / ICR levels.  Currently the system supports all major European languages, Chinese and Japanese.

Targeting B2C clients - banking and finance, logistics, insurance, postal systems, healthcare, tax, statistics and many other potential markets, eFLOW® technologies enable enterprises to implement digital information recognition, improving processing and speeding up the data entry cycle by providing a single data collection entry point.

At the end of 2008, we released eFLOW® Version 4.5 which provides our customers an enhanced user experience, powerful user-interface extended via Web clients, increased efficiency and superior data recognition. Its Web enabled completion module introduces a new zero-print user interface to meet customers' demands, including cross platform and cross browser compatibility. A new component, Collection Organizer, allows unprecedented flexibly manipulating images, collections and classification’s results. The strategic direction leading to a full Service Oriented Architecture resulted with additional services exposed as eFLOW® services, allowing a more flexible architecture of current and future solutions.  Additional research and development effort led to the development of a unique algorithm, combining the recognition of machine printed information with handwritten information, located both on the same form. The latest versions of market leading recognition engines were embedded in eFLOW® Version 4.5 for the best performance and greatest accuracy. Also, additional improvements to scalability and availability resulted with a solution fitting more than ever to the large and demanding enterprise environment. In addition, in 2010 the following features were added to the eFLOW® Version 4.5:

•	SSA-Multi collection in completion group mode;

•	Templates;

•	Cluster on Win2008;

•	Collection Organizer station;

•	New Manual FormID station;

•	Show attachment images (for ex JPG) in CO main image viewer;

•	Fiat – supporting good Controller performance with 100,000 collections; and

•	SCB - Enterprise manager performance with 3000 Nodes

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

Principal Markets.

As of December 31, 2010, we operated offices and branches in the United States, the United Kingdom, Germany, Hong Kong, Singapore and Japan. Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and eastern Europe, South Africa and Australia.  We have several local sales and technical representatives in France, Spain, Italy, the Netherlands and Australia.  These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. dollars in thousands)

	2008		2009		2010
	$	%	$	%	$	%
Europe	6,796	42%	8,006	72%	6,055	67%
Far East (excluding Japan)	5,953	36%	1,802	16%	1,176	13%
Japan	1,265	8%	273	2%	312	3%
North and South America	2,235	14%	1,078	10%	1,590	17%
Africa	72	-	10	-	16	-
Israel	70	-	42	-	16	-

Total	16,391	100%	11,211	100%	9,165	100%

Service Revenues by Region
(U.S. dollars in thousands)

	2008		2009		2010
	$	%	$	%	$	%
Europe	9,229	58%	8,411	69%	8,260	65%
Far East (excluding Japan)	4,272	27%	1,960	16%	1,848	15%
Japan	1,064	7%	770	6%	1,134	9%
North and South America	956	6%	1,030	8%	1,236	10%
Africa	167	1%	44	-	67	1%
Israel	143	1%	108	1%	52	-

Total	15,831	100%	12,323	100%	12,597	100%
Seasonality

Our business significantly depends upon the requirements of large corporations and governmental agencies.  As many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year. This mode of operation affects our results of operations throughout the year. Nevertheless, in Japan and the United Kingdom, fiscal year for most of our customers ends on March 31, thus activity in the Japanese and UK markets tends to reduce the seasonality of our business.  See the section of Item 5 herein entitled “Sale Cycle” for additional details.

Marketing Strategy

Top Image Systems offers a solution based strategy, reflected by our field proven end-to-end eFLOW® ECM (Enterprise Content Management) platform.

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

eFLOW4.5 also features easier management of any open flow, and easier movement between applications with the unified completion station and new user interface. Based on Visual Studio 2005, users  who need to handle structured, semi-structured or unstructured documents will now see only one interface, thus we deliver an effective solution with a low cost of ownership.  During 2010 the  eFLOW4.5 platform was successfully implemented and used by major banking and finance, Insurance, postal, and governmental clients.

In line with the Company’s strategy to increase profitability and margins, in 2009 and 2010 we discontinuing non profitable activities in 2010. Following the strategic decision we made in 2009 to expand our presence among banking and financial organizations, along with verticalization of eFLOW, we have created a dedicated solution to answer the specific needs of these customers. The solution has been successfully used by several major players in the finance market in the Pacific Rim. In 2010 we translated this solution to other regions across the globe, mainly in Europe . In order to support this strategy we nominated Senior Vice President to lead our Global Banking Unit.

In 2010 we focused on our eFLOW mailroom application, following an increased request for this solution, mainly in Europe. eFLOW mailroom application, part of the eFLOW Unified Content Platform, allows companies to bring a new level of automation to the process of receiving and classifying incoming mail or other incoming information in all shapes regardless of its origin. This trend toward mailroom application and early classification of the incoming information at the point of entry to the organization is increasing.

In 2010, which was declared as the population census year across the globe, we were also focused on  census and state-level (local) statistical projects. Based on TIS strong leadership position as a data capture service provider for governmental organizations, during 2010 we won several population census projects including in Europe, particularly the CZ Republic census, Latin America with the Argentinean census, Africa and Asia, as well as several state-level (local) statistical offices in Europe.

Our offering is based on capture and image management solutions designed to suit any budget and usage profile. In order to follow the market trend and answer our customers' demand, in 2010 we have increased revenues from an-ongoing per click/ transaction base payment.

We sell through a network of value-added distributors, systems integrators, original equipment manufacturers (“OEMs”) and partners in approximately 40 countries worldwide. The system integrators are managed via our sales and marketing force located in our sales centers in Europe, the United States and Asia Pacific and in our headquarters in Israel.

To support our growth strategy to increase revenues through channels and large-scale projects, in 2010 we initiated our new Global Partner Program. We expect this to generate significant deal flow while improving our partners’ overall product offering.

In 2010 a significant part of our activity was based on our strong partnerships with large BPM (Business Process Management)/BPO (Business Process Outsourcing) players, to which our enterprise solution is attractive as it usually completes their own solutions.

During 2010 we won strategic projects through partners. Our partnership with Braintribe IT Technologies GmbH led to a mailroom project for Scanpoint, a Subsidiary of the Austrian Post. In Eastern Europe our partnerships led to several census project wins as well as selection for a large project in the insurance sector. We also partnered with Xerox Czech Republic to provide outsourced invoice processing for a leading Bank.

In the U.K. we announced a partnership with a leading BPO for a UK government agency mailroom project.

In the U.S. we were focused on the pharmaceutical sector as the technology partner with a global BPO provider.

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

Competition

The data capture market is changing through increased   demand to process information more rapidly. Document volumes are growing at the same time as competition is intensifying.

The market is fragmented and is characterized by local application and requirement differentiations, vertical solutions and various combined software offerings to customers. Competitors usually focus in one or more business processes and their solutions address different needs derived from the customer company size, industry, geography and platform.

While the market is fragmented, we see certain consolidation trends such that while there are still over 50 competing software companies for document capture and automation in the world, with five large companies represent the majority of the market for process and transaction management. Our products compete with those developed and marketed by numerous well-established companies including EMC, Kofax, Readsoft, IBM, Mitek, Banctec, AnyDoc, OCE, eCopy, Fairfax, Global360, Ikon, Itesoft, Parascript, Scansoft, Scan Optics, ABBYY, SER, and A2iA, and many more as well as with manual data entry systems. These companies vary in size, offering focusing and market reach. During the past few years, several mergers and acquisitions have taken place between our competitors and companies with related and complementary technologies.

In August 2010 we witnessed an acceleration of IBM’s document capture strategy with the acquisition of Datacap Inc., a privately-held company based in the U.S. Datacap is a provider of document and automated data capture software.

We have three main global competitors; Kofax which became the market leader via acquisitions and strong distribution channels, Readsoft is our second competitor mainly in the AP - Invoice solution and especially in the EU market and EMC who acquired Captiva and is strong in the global enterprise marketplace.  In certain markets such as in the United States and Europe , we compete with more than one company supplying similar solutions. In the Asia Pacific region we compete mainly against local technology providers and the large global competitors. The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespan. Accordingly, our ability to compete will be dependent upon our ability to continually enhance and improve our existing products and technologies, complete the development of, and introduce new solutions into the marketplace in a timely manner.  We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that we will be able to enhance successfully our existing products and technology or adapt them satisfactorily or develop new products.

Customers

Through intensive work, in 2010, following our strategic decision in 2009, we expanded our presence among banking and financial organizations worldwide. We have also demonstrated a great deal of success in the postal service marketplace as we secured a large mailroom project in Europe. The global postal service market has become a highly competitive one, and major players in this market are looking for ways to expand and improve their services beyond package and postal deliveries and payments, while utilizing the strong customer base they have. They focus on improved trade routes as well as the ability to handle any information that arrives from a variety of sources. Naturally, these kinds of services place great importance on timely services. In 2010 we enjoyed successes in the insurance sector, such as we won with the European Generali Group tenderwhere we replaced a competing solution. Other major wins in this sector came through our partnerships with global partners in Europe.

We also gained leadership position as a data capture service provider for governmental organizations; we won several population census projects including the Czech Republic, Argentina and Thailand  as well as state-level (local) statistical offices in Europe. In Germany, a mature market, we continue to be a major player and have a respected name as a leading technology and solution providers.  In 2010 we engaged in several important projects, including a mailroom classification project with a global BPO. We also had a win in the energy market with a mailroom classification project for  RheinEnergie company.  In 2010 we also won government high volumes forms processing projects in several statistical offices.

In Austria, our partnership with Braintribe IT Technologies GmbH, a pioneer of service oriented document management and specialist for integration of ECM-Systems, led to a win of a mailroom project for Scanpoint, a Subsidiary of the Austrian Post.

In the U.K. we maintained our focus on furthering our partnerships with OEM’s and BPO’s to help expand our already growing network and further penetrate the content management market. Following this we announced a partnership with a leading BPO for a government agency mailroom project. We also won projects based on TIS's  an-ongoing per click/per user solutions.

We strengthened our presence in Eastern Europe through our local partners and won several projects in banking market such as an invoice processing project for a leading bank and a census project, both in CZ republic.

In 2010, we solidified our presence in Asia Pacific where we are continuing our strategic focus and success in the banking sector. We continued to expand our presence within the different banks offering our new banking solutions with great success and increased PIPE.

We also see significant activities in the Government sector around the region and won a census project for the National Statistical Office of Thailand (NSO).

In the U.S., during 2010 we were focused on large scale revenue opportunities. We continue working with our partner J&B Software. The cooperation with J&B enables us to offer customers extended advanced intelligent document capture and recognition solutions and services. We also partnered a global BPO provider in the U.S., focused on the pharmaceutical sector.

In Latin America TIS won and implemented several projects in the financial, educational and governmental sectors. Our eFLOW platform has been selected by the National Institute of Statistics and Censuses (INDEC) of Argentina to process 187 million census forms.   The contract is valued at $760,000.

Warranty and Service

We generally negotiate our warranty obligations with respect to our products on a case-by-case basis.  Normally our warranty period is up to three months. We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold worldwide product liability insurance and professional indemnity policies that provide coverage limited to different amounts up to $6 million. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition.  While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

We have various maintenance and support agreements with our customers. These agreements typically provide us with regular payments of fees ranging 15-18% per annum of the applicable license fees. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

Governmental Regulation

The government of Israel encourages research and development projects through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In exchange for assistance provided by the Israeli government in connection with research and development costs we are committed to pay to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW® software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, amounted to about $80 thousand as of December 31, 2010.

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

We also benefit from being designated as an “Approved and Privileged Enterprises” under Israel’s Law for the Encouragement of Capital Investments, 1959.  For additional information, see the section below entitled "Additional Information - Law for the Encouragement of Capital Investments, 1959.”

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

Top Image Systems (Singapore) Pte. Ltd and Top Image Systems (China) Ltd., are wholly-owned subsidiaries of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd. The names of Asiasoft Global and all of its subsidiaries were changed following our acquisition of the stock of Asiasoft Global.  Currently, Top Image Systems (China) Ltd. is not operational.

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located around the world in Cologne, Germany, London, United Kingdom, Tokyo, Japan, and Singapore. We also have several regional offices in Paris, France, Delft, the Netherlands and Hong Kong.

All facilities are leased. The following table sets forth details of the square footage and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	10 thousand	540	2014
Cologne, Germany	12 thousand	430	2013
London, United Kingdom	9 thousand	170	2011
Tokyo, Japan	5 thousand	120	2011
Singapore	12 thousand	200	2012

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

In 2009 and 2010 we focused on our core activity by putting eFLOW in the spotlight, eliminating all hardware and other third party sales and reducing manpower while strengthening infrastructure which efforts include merging the Europe Middle East and Africa ("EMEA") teams and strengthening partnerships.

In December 2008, we terminated our South China operations and shut down our facility in Guangzhou. In December 2009, we closed our facility in Shanghai, because of the slow sales process and the market education required in order to sell to the Chinese market.

In 2010 we had net loss of $459 thousand compared to net loss of $5,098 thousand in 2009. Our net loss in 2009 and 2010 were adversely affected by several factors, mainly by financial expense in amount of $5,070 and $2,119 thousand, respectively,  due to increase in market value of convertible debentures and weakening of the USD against NIS. Our profits in 2009 were also negatively affected by write-off in the amount of $677 thousand of investments we made in affiliated companies.

Sale Cycle

Our sales to end-user customers, value-added resellers, distributors and system integrators are made on open credit terms and we do not hold collateral to secure payment. The terms of the arrangements with these customers do not provide them with the right to return of the purchased products or solutions.  Payment with respect to such sales is generally due within a specified period following receipt of an invoice.  The period varies from customer to customer, but usually we provide credit terms of up to 120 days for end-user customers and up to 180 days for resellers, distributors and system integrators.  In some arrangements, management can offer longer payment terms as mentioned above, evaluating business sense, creditworthiness of the customer and other facts needed to establish such decision. We are not party to any extended payment arrangements.

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
(U.S. dollars in thousands)

	2008		2009		2010
	$	%	$	%	$	%
Europe	16,025	50%	16,417	70%	14,315	66%
Far East (excluding Japan)	10,225	32%	3,762	16%	3,024	14%
Japan	2,329	7%	1,043	4%	1,446	7%
North and South America	3,191	10%	2,108	9%	2,826	13%
Africa	239	1%	54	-	83	-
Israel	213	-	150	1%	68	-
Total	32,222	100%	23,534	100%	21,762	100%

Acquisitions and Dispositions

Our business and financial position during the three years ended December 31, 2010 were influenced by the acquisition of Capture Projects Ltd., which was completed in 2007 and increased our presence in the UK and the acquisition of Asiasoft which was completed in two stages, in 2007 and 2009, and increased our presence in Singapore and Hong Kong.

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

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on ASC 605-35, on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2010, no such estimated losses were identified.

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

Valuation of Long-Lived Assets, Goodwill and other intangible assets

We review goodwill and other intangible assets for potential impairment when events or changes in circumstances indicate the carrying value of the goodwill or other intangible assets may be impaired, we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information.

The Company operates in one operating segment, and until 2008 this segment was comprised two reporting units, the Asiasoft and "the rest of the Group" (all companies in the Group except for  Asiasoft). In December 2008 the Company decided to terminate the Asiasoft hardware and other third-party sales activities. Although such termination of activities actually occurred during 2009,  the Company took into consideration such actions in its December 2008 goodwill impairment testing.  It has done so based on its projections of Asiasoft’s results which took into account a short fade-out of sales of third-party products over the next two quarters and no sales of such products during any subsequent period.

Since 2009 following the termination of the Asiasoft hardware and other third-party sales activities, the Company has been reporting as a single reporting unit. This is because it believes that the inclusion of Asiasoft in a single reporting unit for the purposes of goodwill impairment testing most accurately reflects the synergies achieved in acquiring this entity, namely centralized distribution of similar products and services to similar clients. Therefore goodwill impairment test in 2010 and 2009 was done on a one reporting unit basis.

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

Recently Enacted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update “ASU” No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) beginning in the first quarter of 2011. The adoption of the effective portions of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. We do not anticipate that the adoption of the remaining portions of this ASU will have a material impact to our consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We did not early adopt this guidance and do not believe that the adoption of the new guidance will have material impact on our consolidated financial statements.

In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). We do not anticipate that the adoption of this ASU will have a material impact to our consolidated financial position, results of operations or cash flows.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	46.8	39.3	38.4

Gross profit	53.2	60.7	61.6
Research and development costs, net	5.5	6.6	7.6
Selling and marketing expenses	28.8	30.6	28.3
General and administrative expenses	18.5	18.6	17.7
Impairment of Goodwill and other intangible assets	5.7	-	-

Total operating expenses	58.5	55.8	53.5

Operating income (loss)	(5.3)	4.8	8.1
Financial income (expenses), net	9.7	(23.2)	(10.1)

Income (loss) from continuing operations before taxes on income	4.5	(18.4)	(2.0)
Taxes on income	(0.2)	(0.4)	(0.1)
Other income (expenses), net	-	(0.1)	(0.0)
Income (loss) from discontinued operations	(2.6)	0.1	-

Equity in earnings of affiliated companies (including impairment)	0.3	(2.9)	-

Net income (loss)	1.9	(21.7)	(2.1)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Total revenues for the year ended December 31, 2010 amounted to $21,762 thousand compared to $23,534 thousand for the year ended December 31, 2009, a decrease of 7.5%. The decrease in revenues is due to the Company’s strategy to increase profitability by cessation of non-profitable activities in 2010.

Product revenues decreased by $2,046 thousand or by 18.2%, from $11,211 thousand in 2009 to $9,165 thousand in 2010. Service revenues increased by $274 thousand or by 2.2%, from $12,323 thousand in the year ended December 31, 2009 to $12,597 thousand in the year ended December 31, 2010. The decrease in products and increase in services revenues was primarily the shifting from products to services, as part of the trend of buying full comprehensive solutions.

Cost of Revenues.  Cost of Revenues decreased by 9.8%, from $9,258 thousand in 2009 to $8,350 thousand in 2010.  The decrease is a result of lower revenues that resulted in lower expenses to third party product costs.

Cost of revenues from products decreased by 42%, from $1,387 thousand in 2009 to $803 thousand in 2010. The decrease is a result of lower expenses to third party product costs.

Cost of revenues from services decreased by 4%, from $7,871 thousand in 2009 to $7,547 thousand in 2010.

Gross margin increased by 1% from 61% gross margin in 2009 to 62% gross margin in 2010.

Gross margin for product increased by 4%, from 88% in 2009 to 91% in 2010.  The increase is a result of lower revenues that resulted in lower expenses to third party product costs.

Gross margin for services increased by 11%, from 36% in 2009 to 40% in 2010.  The increase is a result of higher revenues combined with better utilization of professional services employees.

Research and Development.  Research and Development expenses increased by 5.7%, from $1,558 thousand in 2009 to $1,647 thousand in 2010. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The increase is the result of recruiting of additional personnel done in 2010.

Selling and Marketing. Selling and Marketing expenses amounted to $6,160 thousand in the year ended December 31, 2010 and $7,202 thousand in the year ended December 31, 2009. This 14.5% decrease was mainly due to a decrease in sales commission as a result of the decrease in revenues,  and the termination of employment of employees at places where we decreased or terminated our activities such as in China.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2010 amounted $3,845 thousand, compared to $4,381 thousand for the year ended December 31, 2009. This decrease of 12.2% is attributable to the termination of employment of employees as part of our continuous efforts to reduce expenses and increase profitability and decreased in professional services.

Financial Income (expenses), net.  Our net financial expenses for the year ended December 31, 2010 decreased to $2,190 thousand, from $5,452 thousand for the year ended December 31, 2009. This decrease is primarily due to lower increase in fair value of our convertible debentures (increase of 19% in 2010 as compared to 111% in 2009), which are recorded, starting January 1, 2008, in accordance with ASC 825, at their market value (for further details please refer to the Note 10 of our financial statements).

Equity in earnings (impairment losses) of affiliated companies. In December 2009 we recorded a write off of $677 thousand mainly for write-off of  an investment in affiliated companies.

Net income (loss).  As a result of the foregoing, we suffered a loss in the amount of  $459 thousand in 2010 compared to net loss of $5,098 thousand.

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

Impact of Currency Fluctuation and Inflation.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel (NIS), UK Pound, Singapore dollars, Australian dollars and Japanese yen. In periods when the U.S. dollar fluctuates against these other currencies, our reported results of operations may be adversely affected.

The annual rate of inflation in Israel was 3.9% and 2.7% in 2009 and 2010, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2009 and 2010, the appreciation of the NIS against the dollar, amounted to 0.2% and 6% respectively.

From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

Political and Economic Conditions in Israel Affecting our Business.

Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has governed Gaza.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, with whom Israel currently has a free trade agreement. In addition, the first few months of 2011 have been marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain and Yemen culminating in the ouster of certain leaders in some of those countries.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is a member in the Organization of Economically Developed Countries. Israel and the European Economic Community, now known as the European Union, concluded a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, although such deterioration did not result in any suspension or termination of such agreement. We cannot assure you that the recent increase of armed conflict and hostility and the significant deterioration of Israel’s relationship with the Palestinian community will not have an adverse affect on our ability to conduct trade in the international market.

Liquidity and Capital Resources

As of December 31, 2010, we had $1,763 thousand in cash, cash equivalents, compared to $2,866 thousand as of December 31, 2009.

Our capital resources based and derived from issuance of convertible debentures on the Tel Aviv Stock Exchange in amount of NIS 61,900 thousand (approximately $14,780 thousand at the date of issuance) and from our daily operating activity. We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our cash requirements for both the short and long terms.

Net cash provided by operating activities for the year ended December 31, 2010 was $2,514 thousand as compared to $1,018 thousand in 2009. The increase in cash provided by operating activities in 2010 as compared to 2009 was mainly attributed to decrease in unbilled receivable, that was partially offset by change in fair value of convertible debentures.

Net cash provided by investing activities for the year ended December 31, 2010 was $644 thousand as compared to $1,719 thousand in 2009. In 2009, net cash provided by investing activities consisted primarily of sale of all of the Company's marketable securities and the decrease in short term deposits.

For the years ended December 31, 2010 and 2009, the aggregate amount of our capital expenditures was $153 thousand and $188 thousand, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash used in financing activities was $4,206 thousand in 2010 compared to net cash used in financing activities of $5,641 thousand in 2009. The decrease in net cash used in financing activities in 2010 as compared to 2009 is attributable to decrease in repayment of short-term loans from the banks, which was partially offset by an increase in the repurchase of and repayment of convertible debentures.

For the year ended December 31, 2008, the Company recorded other-than-temporary impairment loss in the amount of $420 thousand as financial expenses. During July 2009, the Company sold these marketable securities with total proceeds being $ 840 thousand and recorded a gain of $ 210.

Convertible debentures

In December 2006 through the issuance of convertible debentures (the “Original Debentures”), we raised net proceeds of NIS 61,900 thousand (approximately $14,780 thousand at such time). According to the terms of the Original Debentures, interest was to accrue at an annual rate of six-month LIBOR minus 0.3%, linked to the U.S. Dollar (the “Original Rate”) and was to be paid semi-annually beginning June 30, 2007 and the principal payment was to be paid in four equal installments beginning December 31, 2009. Prior to the first principal payment we concluded that making full payment at such time would have had an adverse affect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement. In accordance with principle agreements were reached and that were subsequently approved in January 2010, we paid, on December 31, 2009, NIS 5,830 thousand (approximately $1,539 thousand at such time) out of the NIS 11,090 thousand (approximately $2,940 thousand at such time) that was payable as the first principal installment under the terms of the Original Debentures.  We paid the remainder of the first principal installment on January 31, 2010 and on June 30, 2010, in each case together with a 9% annual interest accruing from December 31, 2009 until the date of actual payment.

The arrangement was finally approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010.  The resulting amendment to the indenture pursuant to which the Original Debentures were issued was entered into on December 31, 2010, at which time we repaid debentures for NIS 11,091 thousand (approximately $3,124 thousand at such time) thereby reducing our outstanding principal balance to NIS 22,182 thousands (approximately $6,250 thousand at such time). Following this amendment to the indenture, the material terms of our debentures now provide as follows:

•
The principal amount will be paid in seven installments of NIS 3,169 thousand (approximately $893 as of December 31, 2010), the first of which will be due June 30, 2011 and the remaining six payments will be due December 31 of each year beginning 2011.

•	Interest will be paid semi-annually on June 30, and on December 31 of each year for so long as any part of the principal amount is outstanding.

•
Interest accruing on any portion of a principal payment paid when originally due according to the Original Debentures will be at the Original Rate. Any principal amount or part thereof which payment is postponed in comparison to the Original Debenture will be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment is made.

•
We may at any time, prepay all or a portion of the principal payments which remain unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment will be for no less than NIS 3 million and with respect to the last payment, no less than NIS 3.2 million, and provided, further that we may not make more than one repurchase in any calendar quarter.  Any prepayment will be pro-rata to all debenture holders and the principal amount which remains outstanding after any such prepayment will be equally divided between the remaining installments.

•	In the event that all of our stock or substantially all of our business is sold, we will be obligated to prepay all the amounts outstanding under the debentures.

Research and Development, Patents and Licenses.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  We kept same level of research and development efforts with research and development expenses of $1,646 thousand in   2010,  $1,558 thousand in 2009 and $1,762 thousand in 2008, with those minor changes in expenses not affecting any material research and development program. As of December 31, 2010, 14 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future.

We released the eFLOW® Version 4.5 at the beginning of 2008. Since then, during the last three fiscal years, the main focus of our research and development efforts was stabilizing and enhancing that version. During 2010, the following features were added to the eFLOW® Version 4.5:

•	SSA-Multi collection in completion group mode;
•	Templates;
•	Cluster on Win2008;
•	Collection Organizer station;
•	New Manual FormID station;
•	Show attachment images (for ex JPG) in CO main image viewer;
•	Fiat – supporting good Controller performance with 100,000 collections; and
•	SCB - Enterprise manager performance with 3000 Nodes.

For the complete eFLOW® Version 4.5 overview, see “Information about the Company - Products” in this annual report.

Trends

We expect continuing growth in the data capture software market. Capture is a maturing market where software is increasingly being deployed as part of a larger solution. Continuing pressures on organizations to keep costs down and the organizations’ need to control costs make it ideal time for data capture and document process automation.     Industry experts predict capture and image management market growth to remain in the range of 7.1 - 9.5% per year throughout 2012, with a five-year CAGR estimated of 8.6%. The estimation is that market will attain revenue of $1.5 billion by 2012 (based on: Harvey Spencer report: Overview and Trends in the Capture Software Market 2008 -2012).

In 2010 we experienced a shorter sale cycle in several large enterprises where there is a need to cut costs and compliance and regulatory moved to the forefront. Moreover, our solution addresses organizations with business consumer orientation, such as banks, utility companies and telecommunication service providers. In the competitive market where these organizations operate, customer satisfaction is critical.

Our eFlow application offers solutions to different arenas, such as banking and financial organizations, global postal service, governmental organizations as well as state-level (local) statistical offices, utility companies and telecommunication service providers. The flexibility of our solutions, allows our customers to apply consistent business processes to different domains.

Our experience shows that our customers choose one or more of our applications and gradually adapt more of our solutions. Moreover, existing mid-sized customers grow and choose TIS to continue to be their data capture partner. Larger organizations are seeking to standardize their capture image management technologies across the enterprise. In 2010 we experienced growing interest from existing partners and customers in the form of expansion of the system to additional departments and also adding new applications and capabilities to the solutions

Organizations today tend to broadly deploy the data capture solution across their branch office network. Our belief is that this trend will continue in the next few years is supported by TIS's eFlow application web-based capture capabilities.

In offering an-ongoing per click/per user capture technologies, integrated in our online content management suites, will allow TIS to forecast revenues with  greater assurance as the proportion of this part of business will grow.

We see SharePoint   as another operating environment. We are finding that customers tend to deploy SharePoint in departmental applications. We offer them a variety of solutions around those applications.

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

In 2010 we also recognized an increased demand for our mailroom application, mainly in Europe. Researchers have found that customers are looking for a single mailroom solution to answer all their information needs and to handle the complete life cycle of documents. This includes the data capture, analysis, and document classification of incoming information. Demands for intelligent document classification are predicted to rapidly grow in the coming years. Capturing incoming information efficiently and accurately is the key for ensuring operational efficiency, security and regulatory compliance.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2010:

	Payment due by period ($ thousands)
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligation	1,685	778	907	-
Convertible debenture	6,250	1,786	2,678	1,786	-
Accrued severance pay*	1,446				1,446

*Our contractual obligations and commitments at December 31, 2010 principally include obligations associated with our outstanding indebtedness, future minimum operating lease obligations, and contractual and legal obligations to employees and officers’ severance expense.  Such obligations are detailed in Note 11 to the consolidated financial statements for the year ended December 31, 2010 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

As discussed in Note 12 of the Notes to Consolidated Financial Statements for the year ended December 31, 2010 contained elsewhere in this annual report, effective January 1, 2007, we adopted the amended provisions of ASC 740. As of December 31, 2010 and 2009, we had a total liability of $77 thousand and $ 0 thousand, respectively for gross unrecognized tax benefits. Due to the uncertainties related to those tax matters, we are currently unable to make a reasonably reliable estimate of when cash settlement with a relevant tax authority will occur.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 18, 2011.  The mailing address for each of the individuals below is c/o Top Image Systems Ltd. at our address set forth herein.

Name	Age	Title
Izhak Nakar	58	Chairman of the Board
Ido Schechter	50	Chief Executive Officer and Director
Gili Shalita	35	Chief Financial Officer
Michael Schrader	35	EMEA General Manager
Alex Toh kian Hong	35	APAC General Manager

Asael (Asi) Karfiol	45	External Director
Elie Housman	73	Director
Lior Lurye	44	External Director
Lyron Bentovim	41	Director

Izhak Nakar founded the Company (Top Image Systems , NASDAQ:TISA) ,served as its Chairman of the Board and CEO from inception until May 2001. In the beginning of 2009, Izhak Nakar purchased most of the shareholdings of Charterhouse Group International and become the Active Chairman of the Board and major stakeholders in the Company. Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Tel-Aviv University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Force. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In 1998 Mr. Nakar founded NIR4YOU Capital, a privately held investment company specializing in early stage investments in high–tech companies. NIR4YOU Capital has 14 companies on its portfolio including: ForesCout ,e-mobilis ,TopGuard , Matearis , Video Codes ,SundaySky , Expression Ltd, Secur DI , MomSense etc. Three of the 14 companies were sold to large enterprises, including SAP and Microsoft . In 2004 Mr. Nakar was elected as a Board member of the Israel-Japan chamber.

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

Alex Toh Kian Hong joined us in 2007 with our acquisition of Asiasoft and serves as manager of our Asia Pacific ("APAC") operations. He founded Asiasoft in 2004 and has managed it since then. Asiasoft has been engaged in research & development in Capture, Content Management as well as solutions for shared services centers in its various facilities in Asia.  Prior to founding Asiasoft, Mr. Toh founded Virtual Homes Pte Ltd, an online 3D / VRML company providing users with online 3D designs of their own homes. Mr. Toh is a graduate of the National University of Singapore with a degree from its School of Computing.

Asi Karfiol was elected to serve as an external director of TIS for the second time in November 2010 . Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a Partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, the Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

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

Lyron Bentovim has been serving as a director of TIS since November, 2008.  Since October 2009, Mr. Bentovim has served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 5.3% of our issued and outstanding capital stock of the Company. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The information is based upon data provided to us by the relevant director or senior management member.

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

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2010 was approximately $947 thousand including approximately $86 thousand, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, for 2010 was $73 thousand. As of March 18, 2011, 699,355 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 8 persons), all of the options are currently exercisable or exercisable within 60 days of March 18, 2011. See “Share Ownership.”

On November 25, 2010 our shareholders approved our Board of Director’s decision that each director will receive compensation for his service as a member of the Board of Directors, in the amount of NIS15,570 (approximately $4,325) per year and NIS3,000 (approximately $833) for each meeting of the Board of Directors or a committee in which they participated or will participate.

Ido Schechter, our Chief Executive Officer who is also a director is entitled, by virtue of him being an employee of the Company to severance compensation and other payments required by Israeli law upon termination of his employment.  The terms of severance are dictated by Israeli law and provide for one month’s salary for every year in which Dr. Schechter is employed by the Company.

Committees of the Board,

Audit Committee

Our audit committee is comprised of Elie Housman, and the external directors Asael Karfiol and Lior Lurye.  The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company and commencing September 2011 its chairman will have be an external director as well.  Furthermore, as required by the NASDAQ rules all the members of our audit committee to be independent, see “Directors, Senior Management and Employees- Independent Directors”.

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

Employees

The following table presents the number of our employees categorized by geographic location:

Facility	No. of Employees as of December 31,
	2008	2009	2010
Israel	30	27	26
Germany and rest of Europe	56	48	58
Japan	13	8	7
USA	5	5	5
United Kingdom	23	15	14
Singapore and Hong Kong	22	22	17
Shanghai, China	30	1	0
Total	179	126	127

The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2008	2009	2010
Professional services	100	72	76
Research and development	14	11	12
Sales and marketing	31	22	23
Operations and administrations	34	21	16
Total	179	126	127

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,823,012 ordinary shares representing 19.0% of the Company’s issued and outstanding share capital, as of March 18, 2011.  Ido Schechter, our Chief Executive Officer, beneficially owned 722,998 ordinary shares representing 7.4% of the Company’s issued and outstanding share capital, as of March 18, 2011. Alex Toh Kian Hong, our APAC general manager, beneficially owned 400,000 ordinary shares representing 4.2% of the Company’s issued and outstanding share capital, as of March 18, 2011. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 18, 2011.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	201,103	2016-2019	$1.30
Ido Schechter	317,923	2013-2019	$1.30
4 directors and officers as a group	150,329	2013-2019	$1.30

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

Employee Share Option Plan (1996)

In September 1996, the board of directors adopted, and our shareholders approved, the Employee Share Option Plan (1996).  ESOP 1996 is administered by a committee appointed by the board of directors or alternatively the Board itself.  The Committee has discretion as to when and to whom and upon what terms to grant options under ESOP 1996.  Options under the plan may be granted to any officer or employee of us or of any of our subsidiaries.  The Committee will examine various factors when determining to whom to grant options and upon what terms; however, these factors shall always include the grantee’s salary and duration of employment with us or our subsidiary.  ESOP 1996 authorized the granting of options to purchase up to 250,000 ordinary shares, consisting of options intended to qualify as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and options not intended to satisfy the requirements for incentive stock options.  As of March 18, 2011  7,916 options were outstanding under the plan.

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

A total of 240,000 of authorized but unissued shares were reserved for issuance upon the exercise of options granted pursuant to ESOP 2000 and, as of March 18, 2011 , options to purchase an aggregate of 24,108 shares were outstanding.  Outstanding options are exercisable and have exercise prices of $1.30 per share.

Employee Share Option Plan (2003)

An additional share option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003.  The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan.  We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform.  As of March 18, 2011, options to purchase an aggregate of 822,065 ordinary shares were outstanding.  Most of outstanding options are exercisable at an exercise price of $1.30

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 18, 2011, for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC (the “Commission”) and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 9,400,638 ordinary shares outstanding as of March 18, 2011.

Name	Number of Shares Beneficially Owned	Percentage of Shares

Nir 4 You Technologies Ltd. (1)	1,562,735	16.8%
Izhak Nakar(1)(2)	1,823,012	19.0%
Skiritai Capital LLC(3)	500,000	5.3%
Russell R. Silvestri(3)	500,000	5.3%
Ido Schechter(4)	722,998	7.4%
Globis Capital Management, L.L.C (5)	517,890	5.5%
Paul Packer (5)	517,890	5.5%

(1)	The information is based upon the recent Schedule 13G filed with the Commission by Nir 4 You Technologies Ltd. an investment company under Mr. Izhak Nakar full control, and Mr. Izhak Nakar.

(2)	Includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(3)
The information is based upon the recent Schedule 13G/A filed with the SEC by Skiritai Capital LLC and Russell R. Silvestri.  Skiritai Capital LLC is the general partner of Leonidas Opportunity Fund L.P., and Leonidas Opportunity Offshore Fund Ltd.  Russell R. Silvestri is the managing director of Skiritai Capital LLC. The Amendment attributes ownership of 500,000 ordinary shares to Skiritai Capital LLC and Russell R. Silvestri.

(4)	The information is based upon the recent Schedule 13G filed with the SEC by Dr. Ido Schechter.

(5)
Based on Schedule 13G filed with the SEC by the persons and entities described herein, Globis Capital Partners, L.P. ("Globis Partners"), holds 474,590 ordinary shares; Globis Capital Advisors, L.L.C. ("Globis Advisors"), is the general partner of Globis Partners, with respect to ordinary shares held by Globis Partners; Globis Overseas Fund, Ltd. holds 43,300 ordinary shares; Globis Capital Management, L.P. (the "Investment Manager"), is the investment manager of, and has investment discretion over the securities held by, Globis Partners and Globis Overseas, with respect to the ordinary shares directly held by Globis Partners and Globis Overseas; Globis Capital, L.L.C. ("GC"), is the general partner of the Investment Manager, with respect to ordinary shares directly held by Globis Partners and Globis Overseas; and Paul Packer is the managing member of Globis Advisors and GC, with respect to ordinary shares directly held by Globis Partners and Globis Overseas.

Significant Changes in Percentage

We have been advised that in March 2011, Skiritai Capital LLC and Russell R. Silvestri have disposed on of 737,367 ordinary shares that were beneficially owned by them.

We have been advised that in February 2009, Mr. Izhak Nakar, our Chairman of the Board of Directors, and Dr. Ido Schechter, our Chief Executive Officer completed the purchase of 1,687,810 ordinary shares of TIS which were owned by Charterhouse Group International, one of our major shareholders. Mr. Izhak Nakar purchased 1,282,735 shares, through Nir 4 You Technologies Ltd., an investment company under his full control and Dr. Ido Schechter purchased 405,075 shares. In 2010 the respective ownership percentage of Mr. Nakar and Dr. Schechter have increased due to options issued to them that have become exercisable.

We have been advised that Lyron Bentovim, who in 2008, was the beneficial holder of 13.2% of our issued and outstanding capital stock through its position in Skiritai Capital LLC, no longer holds any position in Skiritai Capital LLC and is therefore no longer a beneficial holder of such shares.

Related Party Transactions

According to our agreement with Mr. Izhak Nakar, Mr. Nakar is being paid a fee of $1,200, plus reimbursement of any expenses, for every business day during which he is actively involved with the affairs of the Company. During 2010, we paid Mr. Nakar $284 thousand.  In addition, pursuant to a resolution that has been approved at Company's annual general meeting of shareholders on November 26, 2009, Mr. Nakar was granted, on October 17, 2010, an option to purchase 105,000 ordinary shares, which were fully vested as of December 31, 2010. Mr. Nakar will also be entitled to receive a bonus for his assistance with regard to projects outside of the Company's ordinary course of business as to be determined by the Company's Compensation Committee, the Audit Committee and the Board.

According to a decision of the Company approved at the annual general meeting of shareholders dated November 26, 2009, the Company has granted, on October 17, 2010, to each member of the Board, options to purchase ordinary shares as provided opposite such Director’s name in the table below:

Name	Number of Shares Subject to the Option
Izhak Nakar	105,000
Ido Schechter	105,000
Lyron Bentovim	25,000
Elie Housman	25,000
Lior Lurye	25,000
Asael Karfiol	14,700

•	The options will be subject to the terms of the Company’s 2003 share option plan.

•	As of December 31, 2010 all options have been vested and are currently exercisable.

•	The exercise price of the options will be $1.30 per ordinary share.

 According to our agreement with Dr. Ido Schechter, the Chief Executive Officer of the Company, Dr. Schechter is entitled to a base salary of $276 thousand (denominated in NIS) per year and to an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2010 Dr. Schechter was paid $346 thousand. That amount included his base salary, a bonus of $39 thousand for the Company's performance during 2008 and $48 thousand paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. In addition, Dr. Schechter was granted, on October 17, 2010 an option to purchase 105,000 ordinary shares, were fully vested as of December 31, 2010. For a description of Dr. Schechter’s terms of severance see “Compensation.”

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

	2010	2009	2008
	$ Thousands
Export Revenues
Export Revenues	21,694	23,384	32,009

Total Revenues	21,762	23,534	32,222
Percentage of Total Revenues	100%	99%	99%

Breakdown of Revenues
Product Revenues	42%	48%	51%
Service Revenues	58%	52%	49%

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

We obtained the status of “Approved Enterprise” and " Privileged Enterprise "under the Law for the Encouragement of Capital Investments, 1959, and as amended, under which we may take advantage of certain tax exemptions. If we distribute a cash dividend from income which derived from the Approved and Privileged Enterprise during the tax exemption period, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation, Foreign Exchange Regulation and Investment Programs".

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

Significant Changes.

None.

ITEM 9.                      LISTING

Offer and Listing Details.

Effective November 1996, our ordinary shares have been quoted on the NASDAQ, under the symbol “TISAF.”  Effective April 29, 1999, the symbol for the ordinary shares was changed to “TISA” on the NASDAQ.

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market

December 31, 2010	Hi	1.29
	Lo	0.74

December 31, 2009	Hi	0.90
	Lo	0.45

December 31, 2008	Hi	2.16
	Lo	0.53

December 31, 2007	Hi	4.09
	Lo	1.85

December 31, 2006	Hi	4.44
	Lo	2.80

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2010	Hi	1.29
	Lo	0.83

September 30, 2010	Hi	1.00
	Lo	0.75

June 30, 2010	Hi	1.03
	Lo	0.76

March 31, 2010	Hi	1.19
	Lo	0.74

December 31, 2009	Hi	0.85
	Lo	0.60

September 30, 2009	Hi	0.90
	Lo	0.59

June 30, 2009	Hi	0.75
	Lo	0.59

March 31, 2009	Hi	0.77
	Lo	0.45

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 28, 2011	Hi	1.24
	Lo	1.13

January 31, 2011	Hi	1.22
	Lo	1.14

December 31, 2010	Hi	1.29
	Lo	1.15

November 30, 2010	Hi	1.26
	Lo	0.98

October 31, 2010	Hi	0.92
	Lo	0.83

September 30, 2010	Hi	1.00
	Lo	0.75

Our ordinary shares have been dually-listed for trading on the Tel Aviv Stock Exchange (TASE) since December 3, 2006. Since the date of listing in the TASE, there has been only limited and sporadic trading activity.

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

In December 2006 we completed a public offering of convertible debentures in the Tel Aviv Stock Exchange. According to the terms of the Original Debentures, interest was to accrue at an annual rate of six-month LIBOR minus 0.3%, linked to the U.S. Dollar and was to be paid semi-annually beginning June 30, 2007 and the principal payment was to be paid in four equal installments beginning December 31, 2009. Prior to the first principal payment we concluded that making full payment at such time would have had an adverse affect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement.  The arrangement was finally approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010. The resulting amendment to the indenture pursuant to which the Original Debentures were issued was entered into on December 31, 2010.

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

External Directors

Under the Israeli Companies Law, public companies are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member.  All of the external directors must be members of the Audit Committee and commencing September 2011, the chairman of the Audit Committee must be an external director.  An external director must be an individual resident of Israel, who is qualified to serve as a director.  However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel.  No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director:

•	any affiliation with the company or any person or entity controlling, controlled by or under common control with the company; or

•
beginning May 2011, any affiliation with a relative of the controlling shareholder and if there is no controlling shareholder, with any of the chairman or the board, the general manager, a significant shareholder or the most senior financial officer, or any business or professional relations with any of the foregoing persons or with the persons listed in the preceding paragraph unless such business or professional relations are negligible.

The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

A controlling shareholder means a shareholder who has the ability to direct the company's actions other than by virtue of being a director or an officer.  A shareholder who holds more than 50% of the voting power in the company's general meeting of shareholders or any equivalent governing body or has the right to elect directors or to appoint the company's CEO is presumed to be a controlling shareholder.

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

Presently, external directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.

Commencing May 2011 external directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including the majority of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the directors does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director under the law is three years (extendable for two additional three year terms) and, with regard to companies whose securities are listed on recognized foreign exchanges, such as TIS, may be extended for additional three-year terms, subject to the approval of the Audit Committee and the Board, presented to the general meeting, that such director’s expertise and special contribution to the operation of the Board warrant that his appointment for an additional period is in the best interests of the company, as provided in Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000. The approval of the general meeting shall require that the majority of votes include one-third (commencing May 2011, the majority) of the non-controlling shareholders present at the meeting, or alternatively, that the total of opposing votes does not exceed 1% (commencing May 2011, 2%) of the voting rights (and in the event that all Board members are of one gender, one of the external directors should be of the other), in accordance with the provisions of the Companies Law.  External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly in connection with service provided as an external director or for any other service. Any external director who receives compensation in violation of such rules may not serve as an external director.  Commencing May 2011,  a company, a controlling shareholder and any other entity controlled by the controlling shareholder may not grant to such external director, its spouse or child, any benefits, directly or indirectly and the external director, its spouse or child may not be appointed to serve in any position, may not be employed by and may not, directly or indirectly render any professional services to the company such controlling shareholder or any other entity controlled by the controlling shareholder, during the first two years following such external director termination of services, and with respect to a relative who is not the external director’s spouse or child during the first year following such termination.

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, November 25, 2010, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

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

Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on December 31, 2010.

Rights, Preferences, Restrictions of Shares

Our authorized share capital consists of one class of share, this being ordinary shares. Subject to Israeli law, dividends may be declared by the company’s board of director, unless an authority is provided in the company’s articles of association to transfer such powers to the company’s shareholders, who may then declare dividends following a recommendation by the directors. Our articles of association grant the board the power to transfer the final decision regarding dividends to the shareholders. In such event, the shareholders may only declare a dividend in an amount that is equal or less than that recommended by the directors or not to declare a dividend at all, despite a directors’ recommendation, but may not declare dividend in an amount which is in excess of the amount recommended by the directors.  The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such un-demanded dividends upon receipt of a valid demand; however the company is not liable to pay any interest on such un-demanded dividends.

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

In December 2006 through the issuance of convertible debentures (the “Original Debentures”), we raised net proceeds of NIS 61,900 thousand (approximately $14,800 thousand at such time). According to the terms of the Original Debentures, interest was to accrue at an annual rate of six-month LIBOR minus 0.3%, linked to the U.S. Dollar (the “Original Rate”) and was to be paid semi-annually beginning June 30, 2007 and the principal payment was to be paid in four equal installments beginning December 31, 2009. Prior to the first principal payment we concluded that making full payment at such time would have had an adverse affect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement. In accordance with principle agreements were reached, we paid, on December 31, 2009, NIS 5,830 thousand (approximately $1,539 thousand at such time) out of the NIS 11,090 thousand (approximately $2,940 thousand at such time) that was payable as the first principal installment under the terms of the Original Debentures.  We paid the remainder of the first principal installment on January 31, 2010 and on June 30, 2010, in each case together with a 9% annual interest accruing from December 31, 2009 until the date of actual payment.

On December 31, 2010, we entered into Amendment No. 1 of the Indenture Date November 17, 2006. The material terms of our debentures following such amendment are as follows:

•
The principal amount will be paid in seven installments of NIS 3,169 thousand (approximately $893 as of December 31, 2010), the first of which will be due June 30, 2011 and the remaining six payments will be due December 31 of each year beginning 2011.

•	Interest will be paid semi-annually on June 30, and on December 31 of each year for so long as any part of the principal amount is outstanding.

•
Interest accruing on any portion of a principal payment paid when originally due according to the Original Debentures will be at the Original Rate. Any principal amount or part thereof which payment is postponed in comparison to the Original Debenture will be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment is made.

•
We may at any time, prepay all or a portion of the principal payments which remain unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment will be for no less than NIS 3 million and with respect to the last payment, no less than NIS 3.2 million, and provided, further that we may not make more than one repurchase in any calendar quarter.  Any prepayment will be pro-rata to all debenture holders and the principal amount which remains outstanding after any such prepayment will be equally divided between the remaining installments.

•	In the event that all of our stock or substantially all of our business is sold, we will be obligated to prepay all the amounts outstanding under the debentures.

In addition, pursuant to the terms of the amendment we repurchased, on December 31, 2010 debentures for NIS 11,091 thousand (approximately $3,124 thousand at such time) thereby reducing our outstanding principal balance to NIS 22,182 thousands (approximately $6,250 thousand at such time).

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

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 25% in 2010. Pursuant to tax reform legislation that came into effect in 2009, the corporate tax rate is to undergo further staged reductions to 18% by the year 2016.

        However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Privileged Enterprise plans.

As of December 31, 2010, we had business loss carry forwards for tax purposes in the amount of $6,937 thousand. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2010 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $11,541 thousand. A portion of such losses expires over a period from 2014 through 2021, and some of them can be carried forward indefinitely.

Law for the Encouragement of Capital Investments, 1959

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.  The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates.  The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.  In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above.  In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

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

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the Approved Enterprise status. Please note the year's limitation does not apply to the exemption period.

The 2005 Amendment to the Investments Law

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the year of commencement, or 12 years from the first day of the Year of Election.

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

The Company received approvals for an initial program and three expansions during the years 1990, 1991, 1999 and 2000.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

The Company elected 2009 as a year of election under the Amendment.

        The amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deemed dividend.

        As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation.

Reform of the Investments Law

In January 2011, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, for amendment of the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate would apply to the Company’s entire preferred income. The Company will be able to opt to apply the amendment (the waiver is non-recourse) and from then on it will be subject to the amended tax rates that are:

2011 and 2012 - 15% (in development area A - 10%),

2013 and 2014 - 12.5% (in development area A - 7%)

2015 and thereafter - 12% (in development area A - 6%)

We may choose not to apply the above amendment, in which case the Company will remain subject to the Investment Law as in effect prior to the amendment until the expiration of the Company’s current investment programs. We are examining the possible effect of the amendment on the financial statements, if at all.

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

Taxation of our Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares. According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, unless such shareholder claims a deduction for financing expenses in connection with such shares in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “substantial shareholder” (generally a shareholder who holds directly or indirectly 10% or more of the right to profits, right to nominate a director or voting rights) of the company issuing the shares, the tax rate is 25%.

The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder. However, the foregoing tax rates will not apply to dealers in securities.

Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli companies, and are currently taxed at a rate of 25%.

Non-residents of Israel, including corporations, will generally be exempt from any capital gains tax from the sale of shares traded on a recognized stock exchange outside of Israel (including NASDAQ), provided that such shareholders did not acquire their shares prior to an initial public offering and that the gains are not derived through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In any case, these tax rates are subject to the provisions of any applicable tax treaty. On January 2009, an amendment to the Israeli tax regime became effective all the non-residents of Israel will generally be exempt from any capital gains tax from the sales of shares traded on a recognized stock exchange outside of Israel.

In addition, pursuant to the Convention Between the U.S. Government and the Government of Israel with Respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “United States Treaty Resident”) generally will not be subject to the Israeli capital gains tax unless such United States Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such United States Treaty Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest. On the distribution of dividends by a publicly traded company, income tax is withheld at source, at the rate of 20% for dividends paid to an individual or foreign corporation, and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

United States Federal Income Tax Considerations

Subject to the limitations described below, the following discussion describes certain material U.S. federal income tax consequences applicable to the ownership and disposition of the Company’s ordinary shares. In general, a “U.S. Holder” means a beneficial owner of ordinary shares who or which is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States or someone treated as a citizen of the United States or a United States resident;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or of any state thereof, or the District of Columbia;  an estate, the income of which

•	is subject to U.S . federal income taxation regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a U.S. person.

In addition, certain material aspects of U.S. federal income tax relevant to a holder other than a U.S. Holder, referred to as a “Non-U.S. Holder” are discussed below.

This summary is for general information purposes only.  It does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations) (the “Treasury Regulations”), rulings, current administrative interpretations and official pronouncements by the Internal Revenue Service (the “IRS”), and judicial decisions as of the date hereof, all of which are subject to differing interpretations and change, possibly on a retroactive basis.  Such changes could materially and adversely affect the tax consequences described below.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances.  In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.  It also does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment under U.S. federal income tax law, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or banks;

•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. dollar;

•	have acquired their ordinary shares in a compensatory transaction;

•	are insurance companies;

•	are regulated investment companies;

•	are real estate investment companies;

•	are U.S. expatriates; or

•	are persons subject to the alternative minimum tax.

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

A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2012 if the Company is a “qualified foreign corporation” for U.S. federal income tax purposes.  The Company generally will be treated as a “qualified foreign corporation” if (i) the Company is eligible for benefits under the income tax treaty between the United States and Israel (the “Treaty”) which contains an exchange of information program, or (ii) the ordinary shares are readily tradable on an established securities market in the United States.  Because the Treaty has been identified by the U.S. Treasury as a qualifying treaty and the Company should be eligible for benefits under the Treaty, the Company should currently be treated as a qualified foreign corporation, and the Company generally expects to be a qualified foreign corporation during all taxable years before 2012.  However, no assurance can be given that a change in circumstances will not affect the Company’s treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporation U.S. Holder will generally not be eligible for the reduced rate (a) if such U.S. Holder has not held the ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend rate, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that the U.S. Holder elects to treat as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares), are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may, in certain circumstances, elect to mark the stock to market annually (a “mark-to-market election”), recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. holder’s fair market value of the PFIC stock and its adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available provided that the Company ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market,” as specifically defined in the Code.  If a U.S. Holder makes a mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares.  A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, or the IRS consents to revocation of the election. The Company believes that it was not a PFIC in 2010.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  If the Company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to the PFIC tests in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

New Legislation regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances).  A U.S. Holder’s “net investment income” may generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a Non-U.S. Holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning January 1, 2013 to certain Non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the Non-U.S. Holder are not satisfied.  Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our common stock that can produce U.S.-source dividends.  Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

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

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S Holder. certifies to its foreign status, or otherwise establishes an exemption.

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

ITEM 11.                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts and do not use derivative financial instruments for speculative trading purposes. We did however, purchased auction rate preferred securities. For information regarding our auction rate preferred securities, see “Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

In addition, our financial expenses are materially affected by fluctuations in fair value of our convertible debentures. As a result of the adoption of ASC 825 the entire instrument is marked to market at every reporting period, and any change in the market price of our convertible debentures, as quoted in TASE, affects our financial income (expenses). As a result of applying ASC 825 we have recorded financial expenses in the amount of $2,119 for the year ended December 31, 2010.

As an example, a decrease of 10% in fair value of our convertible debentures in 2010 would have resulted in a decrease of our financial expenses of $ 670 thousand for that period, while an increase of 10% in fair value of our convertible debentures in 2010 would have resulted in an increase in our financial expenses of $ 670 thousand for that period.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.

In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound and Singapore dollars. In periods when the U.S. dollar fluctuates against these other currencies, our reported results of operations may be adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

As an example, a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2010 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $296 thousand for that period, while an increase of 10% in the value of the Euro relative to the U.S. dollar in 2010 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $ 296 thousand for that period.

PART II

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.                    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                    CONTROLS AND PROCEDURES

 (a)           Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010 based on those criteria.

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

(c)           Not applicable

(d)           There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2010 and 2009 were  $178,000 and $195,000, respectively.

Tax Fees

For the fiscal years ended December 31, 2010 and 2009 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $39,000 and $43,000, respectively. No fees were paid to KPMG Singapore for tax compliance, tax advice and tax planning in either 2009 or 2010.

Non-Audit services

For the fiscal year ended December 31, 2010 and 2009, no fees were paid to EY for non-audit services.

For the fiscal years ended December 31, 2010 and 2009, $11,000 and $10,000  were billed by KPMG for non-audit services.

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

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On April 21, 2009 we have been advised by KPMG Singapore, who audited the financial statements of our subsidiary, Asiasoft, that KPMG does not wish to stand for reelection as the auditor of Asiasoft. Effective November 26, 2009 E&Y, which has been our independent certifying public accountant and has been auditing our financial statement since 2003 has been elected to serve as our independent certifying public accountant and to audit the financial statements of TIS including Asiasoft for the year ended December 31, 2010.

During the Company's last two fiscal years, the KPMG’s reports on the financial statements of Asiasoft did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope, procedure or accounting principles.

During the fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009 through April 21, 2009 there were (i) no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of Asiasoft; and (ii) no reportable events as described in Item 16F(a)(1)(v) of this form 20-F.

During the fiscal year ended December 31, 2008 and the subsequent interim period from January 1, 2009 through November 26, 2009, Asiasoft did not consult with E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Asiasoft’s financial statements, or any other matters or reportable events as set forth in Items 16F(a)(2)(i) or (ii) of this form 20-F. E&Y has audited the financial statements of the Company, including Asiasoft for the year ended December 31, 2010.

The Company has provided KPMG with a copy of this report and requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein and, if not, stating the respects in which it does not agree.  A copy of the letter from KPMG to the Securities and Exchange Commission has been  filed as Exhibit 15.3 to Amendment No. 2 of the Company annual report on form 20-F/A filed with the Securities and Exchange Commission on November 17, 2010.

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

Number	Description
4.3	Employee Agreement between the Company and Ido Schechter (incorporated by reference to exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).

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

Number	Description
4.15
Call Option Amendment Agreement dated January 4, 2009 by and among Mr. Toh Kian Hong and Top Image Systems Ltd. (incorporated by reference to exhibit 4.18 to the Company's annual report on Form 20-F for the year ended December 31, 2008.

4.16	Amendment No. 1 to Indenture dated December 17, 2006 dated December 31, 2010.

8	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global.

15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).

15.3
Letter dated November 17, 2010 from KPMG to the Securities and Exchange Commission (incorporated by reference to Exhibit 15.3 to Company’s Amendment No. 2 to annual report on form 20-F/A filed with the Securities and Exchange Commission on November 17, 2010).

15.4	Consent of KPMG

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.
By:	/s/ Ido Schechter
Name: Ido Schechter
Title: Chief Executive Officer

Date: March 31, 2011

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. ("the Company") as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Top Image Systems (Asia Pacific) Pte. Ltd. ("ASG", formerly known as Asiasoft Global Pte. Ltd.), a subsidiary, for the year ended in 2008, whose revenues constitute approximately 25% of total consolidated revenues for the year ended December 31, 2008. The financial statements of that company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the reports of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2010, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31 , 2011	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte Ltd.)

We have audited the consolidated statements of operations, changes in shareholders' equity, and cash flows of Top Image Systems (Asia Pacific) Pte. Ltd. ("the Company", formerly known as Asiasoft Global Pte Ltd) and subsidiaries for the year ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company and subsidiaries for the year ended December 31, 2008,  are in conformity with U.S. generally accepted accounting principles.

KPMG LLP
Singapore
April 21, 2009

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,866	$1,763
Restricted cash (Note 11d)	613	241
Trade receivables (net of allowance for doubtful accounts of $ 500 and $ 284 at December 31, 2009 and 2010, respectively)	4,664	4,701
Unbilled receivables, net	1,417	-
Other accounts receivable and prepaid expenses (Note 4)	781	539

Total current assets	10,341	7,244

LONG-TERM ASSETS:
Severance pay fund	1,104	1,228
Long-term deposits and long-term assets	172	179
Property and equipment, net (Note 5)	509	448
Intangible assets, net (Note 6)	104	55
Goodwill (Note 7)	5,937	5,870

Total long-term assets	7,826	7,780

Total assets	$18,167	$15,024

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term bank loans (Note 8)	$109	$-
Current maturity of convertible debentures (Note 10)	1,936	1,521
Trade payables	684	310
Deferred revenues	1,321	1,659
Accrued expenses and other accounts payable (Note 9)	2,358	1,992

Total current liabilities	6,408	5,482

LONG-TERM LIABILITIES:
Convertible debentures (Note 10)	5,362	3,804
Accrued severance pay	1,367	1,446

Total long-term liabilities	6,729	5,250

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 11)

SHAREHOLDERS' EQUITY (Note 13):
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2009 and 2010; Issued and outstanding: 9,325,638 and 9,400,638 shares at December 31, 2009 and 2010, respectively	102	103
Additional paid-in capital	31,144	31,363
Accumulated other comprehensive loss	(677)	(1,175)
Accumulated deficit	(25,539)	(25,999)

Total shareholders' equity	5,030	4,292

Total liabilities and shareholders' equity	$18,167	$15,024

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010

Revenues (Note 14):

Products	$16,391	$11,211	$9,165
Services	15,831	12,323	12,597

Total revenues	32,222	23,534	21,762

Cost of revenues:
Products	5,876	1,387	803
Services	9,199	7,871	7,547

Total cost of revenues	15,075	9,258	8,350

Gross profit	17,147	14,276	13,412

Operating costs and expenses:
Research and development, net	1,762	1,558	1,647
Selling and marketing	9,292	7,202	6,160
General and administrative	5,956	4,381	3,845
Impairment of goodwill and other intangible assets	1,839	-	-

Total operating costs and expenses	18,849	13,141	11,652

Operating income (loss)	(1,702)	1,135	1,760
Financial income (expenses) , net (Note 16)	3,136	(5,452)	(2,190)
Other expenses, net	-	(26)	(6)

Income (loss) from continuing operations before taxes on income	1,434	(4,343)	(436)

Taxes on income	74	91	24

Income (loss) from continuing operations after taxes on income	1,360	(4,434)	(460)

Equity in earnings (losses) of affiliated companies (including impairment)	84	(677)	-

Net income (loss) from continuing operations	1,444	(5,111)	(460)

Income (loss) from discontinued operations, net of tax (Note 18)	(840)	13	-

Net income (loss)	$604	$(5,098)	$(460)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010

Net earnings (loss) per share (Note 15):

Basic and diluted net earnings (loss) per share from continuing operations	$0.16	$(0.55)	$(0.05)
Basic and diluted net loss per share from discontinued operations	(0.09)	-	-

	$0.07	$(0.55)	$(0.05)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except per share data)
				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated	Comprehensive
	Number	Amount	capital	income (loss)	deficit	loss	Total

Balance at January 1, 2008	8,909,138	$98	$31,025	$102	$(20,987)		$10,238

Net adjustments on adoption of ASC 825 (Note 2(l))	-	-	-	-	(58)		(58)
Change in foreign currency translation adjustments, net	-	-	-	(794)	-	$(794)	(794)
Net income	-	-	-	-	604	604	604

Comprehensive loss						$(190)
Exercise of stock options	16,500	*) -	23	-	-		23
Equity-based compensation expenses to directors	-	-	89	-	-		89

Balance at December 31, 2008	8,925,638	98	31,137	(692)	(20,441)		10,102

Issuance of Ordinary shares in exchange for acquisition of non- controlling interest of ASG	400,000	4	(4)	-	-		-
Change in foreign currency translation adjustments, net **)	-	-	-	15	-	$15	15
Net loss	-	-	-	-	(5,098)	(5,098)	(5,098)

Comprehensive loss						$(5,083)
Equity-based compensation expenses to directors	-	-	11	-	-		11

Balance at December 31, 2009	9,325,638	102	31,144	(677)	(25,539)		5,030

Issuance of Ordinary shares for consulting services (Note 13b)	75,000	1	78	-	-	-	79
Change in foreign currency translation adjustments, net **)	-	-		(498)		$(498)	(498)
Net loss	-	-			(460)	(460)	(460)

Comprehensive loss	-	-				$(958)
Equity-based compensation expenses to directors	-	-	141				141

Balance at December 31, 2010	9,400,638	$103	$31,363	$(1,175)	$(25,999)		$4,292

*)	Represents an amount lower than $ 1.
**)	As of December 31, 2010 and 2009 includes only foreign currency translation adjustments balances.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income (loss)	$604	$(5,098)	$(460)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expenses to directors	89	11	141
Stock-based compensation expenses to shares granted to consultant	-	-	79
Depreciation and amortization	980	547	259
Impairment of goodwill and other intangible assets	1,839	-	-
Impairment of long-term assets	457	-	-
Accrued severance pay, net	30	(77)	(45)
Equity in earnings of affiliated companies	(84)	-	-
Impairment of investment in affiliates	-	677	-
Loss from other-than-temporary impairment on marketable securities and profit from sale of available for sale marketable securities	420	(210)	-
Loss (gain) from disposal of property and equipment, net	-	39	(1)
Erosion of non-dollar linked restricted cash	-	133	10
Decrease (increase) in trade receivables, net	1,026	1,405	(340)
Decrease (increase) in unbilled receivables	697	(1,038)	1,417
Increase (decrease) in fair value of convertible debentures	(4,784)	5,070	2,119
Decrease in other accounts receivable and prepaid expenses	488	208	36
Decrease in trade payables	(1,080)	(317)	(355)
Increase (decrease) in deferred revenues	(2,632)	356	338
Decrease in accrued expenses and other accounts payable	(1,064)	(688)	(684)

Net cash provided by (used in) operating activities	(3,014)	1,018	2,514

Cash flows from investing activities:
Advance payment for sale of affiliate	-	-	369
Restricted cash, net	(1,231)	492	362
Increase in investment in CPL	(240)	-	-
Payment of accrued expenses on account of acquisitions	(1,003)	(164)	-
Purchase of property and equipment	(308)	(188)	(153)
Proceeds from sale of marketable securities	4,000	840	-
Decrease (increase) in short-term deposits, net	(747)	742	73
Increase in long-term deposits	(48)	(3)	(7)

Net cash provided by investing activities	423	1,719	644

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Year ended December 31,
	2008	2009	2010

Cash flows from financing activities:
Proceeds from exercise of stock options	23	-	-
Increase (decrease) in short-term bank loans, net	1,725	(3,250)	(114)
Repurchase of convertible debenture	(1,376)	(852)	-
Repayment of convertible debentures	-	(1,539)	(4,092)

Net cash provided by (used in) financing activities	372	(5,641)	(4,206)

Effect of exchange rate on cash and cash equivalent balances	153	(7)	(55)

Decrease in cash and cash equivalents	(2,066)	(2,911)	(1,103)
Cash and cash equivalents at the beginning of the year	7,843	5,777	2,866

Cash and cash equivalents at the end of the year	$5,777	$2,866	$1,763

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$-	$32	$55

Interest	$526	$124	$83

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

c.
In August 2004, the Company signed a definitive agreement with Toyo Ink Mfg. Co. Ltd. ("Toyo") which was, until then, the Company's distributor in Japan, to acquire through its newly established Japanese subsidiary ("TISJ"), certain assets comprising Toyo's business of distributing the Company's products in Japan. The consideration for the acquisition amounted to $ 1,965 (inclusive of $ 465 in transaction costs). The Company acquired TISJ in order to extend its business presence in Japan. As part of the acquisition, the Company recorded customer relationships and technology in the amounts of $ 750 and $ 750 respectively. Such intangible assets were amortized on a straight line basis during 5 years.

d.
On April 11, 2007, the Company acquired all the outstanding shares of Capture Projects Ltd. ("CPL"), a provider of document management solutions in the UK, for a consideration of $ 4,605 (inclusive of $1,240 in transaction costs), and potential performance-based consideration. The Company acquired CPL in order to expand its business in the UK.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Customer relations	$999	5
Brand name and domain name	181	5
Goodwill	4,836

	$6,016

As of December 31, 2008, the net amount of customer relations intangible asset was impaired to $ 136. The brand name intangible asset was impaired in full. As a result, a total impairment loss in the amount of $ 423 was recorded. In 2009 and 2010, the Company did not record any impairment loss.

Goodwill in the amount of $ 4,836 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually.

In August 2007, CPL changed its name to Top Image Systems (2007) UK Ltd.

e.
On July 9, 2007, the Company acquired 51% of the outstanding shares of Asiasoft Global Pte. Ltd. ("ASG") for a total consideration of approximately $ 1,788 (inclusive of $915 in transaction costs). The Company also received the right to purchase the remaining 49% of ASG shares for a cash consideration of $ 1,490. The option to purchase the minority interest in ASG was for an 18 month period commencing on July 9, 2007. The option was recorded as an asset, as part of the acquisition, and presented at cost (equal to its fair value as of the acquisition date of $ 457), subject to impairment test in subsequent periods.

The option was considered to be impaired and written-off against financial expenses during 2008.

On January 4, 2009, the Company signed an amendment to the original agreement with the minority shareholder in ASG and acquired the remaining 49% of ASG in exchange of 400,000 TIS Ordinary shares (the Company's price per share at this date was $ 0.67). As a result of this transaction, ASG became a wholly-owned subsidiary of TIS.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The following are the identifiable intangible assets acquired on July 9. 2007 and the respective periods over which the assets will be amortized on a straight-line basis:

	Amount	Amortization period (in years)

Customer relations	$105	4
Goodwill	$2,312

	$2,417

As of December 31, 2008, the net amount of ASG's customer relations intangible asset was impaired in full and as a result, impairment loss in the amount of $ 74 was recorded.

Goodwill of $ 2,312 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually. As of December 31, 2008, the goodwill was impaired to $ 1,567, and as a result, impairment loss in the amount of $ 1,342 was recorded. In 2009 and 2010, the Company did not record any further impairment loss relating to those assets.

In August 2008, all operative companies of ASG changed their names to Top Image Systems' brand name, therefore Asiasoft Global Pte. Ltd. is called Top Image Systems (Asia Pacific) Pte Ltd.

During 2008, because of business considerations, the Company's management decided to gradually cease sales of third party products conducted in ASG, and to focus only on TIS products. As a result, starting 2009, ASG almost completely stopped sale of third-party products and from that date it markets and sells mostly TIS products.

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

The disposal of the TIS GZ business meets the criteria of discontinued operations under ASC 360 (see also note 18).

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

Starting January 1, 2009, due to an amendment to ASC 810, "Consolidation", changes in parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses.

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

e.	Restricted cash:

Restricted cash is primarily invested in short term deposits. For more information refer to Note 11d.

f.	Doubtful accounts:

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
For the year ended December 31, 2008, the Company recorded an other-than-temporary impairment loss in the amount of $ 420 in financial expenses. During July 2009, the Company sold balance of its marketable securities with total proceeds being $ 840. Due to the fact that the proceeds were higher than the marketable securities book value the Company recorded in 2009, a gain of $ 210. As of December 31, 2010 the Company does not hold any marketable securities.

h.	Long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 17 (mainly 17 years)
Leasehold improvements	Over the shorter of the lease term or useful economic life

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets are comprised of acquired technology, customer relations, brand name, domain name and deferred finance costs. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Acquired technology, customer relations, brand name and domain name are amortized on a straight-line basis over a period of 4 to 5 years.

During 2009 and 2010, no impairment losses were identified. During 2008, the Company recorded an impairment loss for intangible assets assigned to ASG and CPL acquisitions (see note 1) in the amount of $ 497.

k.	Goodwill:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually at the reporting unit level.  The Company has elected to perform its analysis of goodwill during the fourth quarter of the year, or more frequently if impairment indicators are present. The goodwill impairment test under ASC 350, “Intangible, Goodwill and Other”,  involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company operates in one operating segment, and till 2008 this segment was comprised of two reporting units, the ASG and "the rest of the Group" (all companies in the Group except for ASG). In 2009 following a change in a business activities of ASG entity as discussed in Note 1e, ASG reporting unit and its related goodwill were combined into the rest of the Group reporting unit since, after the above change in business activity, ASG only sells TIS's products as do all other entities in the Group. Consequently, the management believes that the inclusion of this entity in a single reporting unit for the purposes of goodwill impairment testing most accurately reflects the synergies achieved in acquiring this entity, namely centralized distribution of similar products and services to similar clients.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result, goodwill impairment test in 2009 was done on a one reporting unit basis. The Company estimates the fair value of the reporting unit by using discounted cash flows and market capitalization. Significant estimates used in the evaluation include estimates of future cash-flows, future short-term and long-term growth rates, and weighted average cost of capital for the reporting unit.

Accordance with ASC 350, if the fair value of the reporting unit exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and it is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. During 2009 and 2010, no impairment losses were identified. In December 2008 before the change in the reporting unit structure described above, due to the overall global economic conditions and changes in the Company's business operations, it was determined that goodwill has been impaired and an impairment loss for goodwill assigned to ASG in the amount of $ 1,342 was recorded in the statement of operations.

l.	Convertible debentures:

The Company adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and irrevocably elected to apply the fair value option to its convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. As a result of adopting ASC 825, a net unrealized loss of $ 58 was recorded as adjustment to the accumulated deficit on January 1, 2008.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to the adoption of ASC 825, the Company accounted for convertible debt in accordance with ASC 815, "Derivatives and Hedging", as amended. The convertible debt holder's conversion right provision and the linkage of the convertible notes to the U.S. dollar with a floor on the NIS/ U.S. dollar exchange rate, collectively, the aforementioned features, contained in the terms governing the convertible notes are not clearly and closely related to the characteristics of the notes and would have met the definition of a derivative if freestanding. Accordingly, the features qualify as embedded derivative instruments at issuance and, because they do not qualify for any of the scope exception provided in ASC 815, they are required by ASC 815 to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities.

Prior to the adoption of ASC 825, finance costs incurred in respect of issuance of debentures were deferred and amortized as a component of interest expense over the contractual life of the debenture using the effective interest method.

m.	Investments in affiliates:

The Company holds, through ASG, investments in affiliated companies as follows:

Asiasoft (M) Sdn Bhd ("AS M"), in which ASG holds 30% equity interest, is a Malaysian registered company which provides information system products and related services.

Asiasoft Hong Kong Ltd ("AS HK"), in which ASG holds 23.37% equity interest, is a Hong Kong registered company which deals in computer software, peripherals and provides software services.

The Company uses the cost method of accounting for its investments in investees over which it does not exercise significant influence. Under the cost method of accounting, investments are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings.

The Company's investments in the affiliated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. During 2008, no impairment losses were identified. In 2009, because of the Company's inability to recover the carrying amount of the investments in AS HK and AS M, a loss in value of the investments which is other than a temporary decline was recognized. Subsequently, the Company recorded an impairment loss due to a write-off of the entire balance of the investments in the amount of $ 677.

During 2010 AS HK sold its activity to another company. In December 2010, the company has received an advance in the amount of $369 as a result of such sale.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and a lesser extent related hardware products. Revenues from services include maintenance and technical support, consulting and training.

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

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

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

The VSOE of fair value of the undelivered elements (maintenance and support and consulting services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

Revenues from hardware sales, whether included in software arrangements or when sold separately, are recognized in accordance with ASC 605, "Revenue Recognition". Because the software is more than incidental but not essential to the functionality of the hardware, the hardware is not considered software-related and, therefore, is excluded from the scope of ASC 985-605, and is recognized when persuasive evidence of an arrangement exist, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is reasonably assured. The Company records revenue from the sales of third party hardware gross of cost of sales, in accordance with ASC 605-45.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with ASC 605-35. The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed.  In the event that management anticipates a loss on a particular contract, such an anticipated loss is provided for in full in the period when the loss is first anticipated.  As of December 31, 2010, no such estimated losses were identified.

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

p.	Royalty and non-royalty bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No research and development grants were received from the government of Israel during the years 2002 through 2010.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year ended December 31, 2008 the Company recognized $ 19, non royalty bearing grants from various agencies of the Government of Singapore. These grants provide funding for a portion of ASG software development projects and are not required to be repaid. The grants are disbursed in connection with development activities carried out in Singapore, based on the amount of expenditures incurred, achievement of program milestones and certification of the costs incurred. The main condition attached to the grants is the completion of the project to which the grant relates. Grants are only recognized once there is reasonable assurance that the Company will comply with conditions attached to the grant and the grant will be received. Such grants are recorded as a reduction on related research and development costs since, when received, those are not probable to be repaid.

q.	Accounting for share-based compensation:

At December 31, 2010, the Company has three stock-based employee compensation plans, which are described more fully in Note 13.

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2009	2010

Dividend yield	0%	0%
Expected volatility	78%-82%	70.82%
Risk-free interest rate	0.37%-2.12%	2.4%
Contractual term of up to	9 years	9 years
Post vesting forfeiture rate - employees	30%	30%
Post vesting forfeiture rate- management	5%	5%
Suboptimal exercise multiple- employees	2.30	2.30
Suboptimal exercise multiple- management	2.59	2.59

During the years ended December 31, 2008, 2009 and 2010, the Company recognized share-based compensation expense related to employee stock options in the amount of $ 89, $ 11 and $ 141, respectively, that were recorded against general and administrative expenses.

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

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2008, 2009 and 2010. The weighted average number of shares related to the outstanding options and convertible debentures excluded from the calculations of diluted net earnings (loss) per share was, 2,765,900, 2,227,182 and 1,721,505 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

The Company accounts for uncertain tax positions in accordance with the provisions of ASC No. 740 "Income Taxes". This accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.  The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

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

Trade and unbilled receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan, and the Far East. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. For the years ended December 31, 2008, 2009 and 2010, the Company recorded expenses for doubtful accounts in the amount of $ 5, $ 0 and $ 64, respectively.

u.	Severance pay:

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

Severance expenses for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $ 384, $ 150 and $ 147, respectively.

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

w.	Comprehensive income:

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

x.	Reclassification:

Certain 2009 figures have been reclassified to conform to the 2010 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

y.	Impact of recently issued Accounting Standards:

In January 2010, the FASB issued Accounting Standards Update “ASU” No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) beginning in the first quarter of 2011. The adoption of the effective portions of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will have a material impact to its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company did not early adopt this guidance and does not believe that the adoption of the new guidance will have material impact on its consolidated financial statements.

In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The Company does not anticipate that the adoption of this ASU will have a material impact to its consolidated financial position, results of operations or cash flows.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	FAIR VALUE MEASUREMENTS

The Company measures its convertible debt at fair value on a recurring basis. Convertible debt is classified within Level 1, since this liability is valued using quoted market price in an active market (see Note 10).

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Government authorities	$50	$28
Prepaid expenses	383	397
Rent deposits	247	26
Others	101	88

	$781	$539

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2009	2010

Cost:

Computers and peripheral equipment	$1,631	$1,718
Office furniture and equipment	913	943
Leasehold improvements	146	146

	2,690	2,807
Accumulated depreciation:

Computers and peripheral equipment	1,426	1,545
Office furniture and equipment	667	713
Leasehold improvement	88	101

	2,181	2,359

Depreciated cost	$509	$448

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT (CONT.)

Depreciation expenses amounted to $ 420, $ 303 and $ 215 for the years ended December 31, 2008, 2009 and 2010, respectively.

During 2009, the Company recorded a loss from disposal of office equipment in the amount of $ 39, which ceased to be used.

As to charges, see Note 11c.

NOTE 6:-	INTANGIBLE ASSETS, NET

Other intangible assets arose from the acquisition of the business from Toyo in August 2004, CPL in April 2007 and ASG in July 2007 (see Notes 1c, 1d, 1e).

a.	Identifiable intangible assets:

	Customer relations	Acquired technology	Total

Balances as of January 1, 2009	$236	$100	$336
Amortization during the year 2009	(144)	(100)	(244)
Foreign currency translation adjustments	12	-	12

Balances as of December 31, 2009	104	-	104
Amortization during the year 2010	(44)	-	(44)
Foreign currency translation adjustments	(5)	-	(5)

Balances as of December 31, 2010	$55	$-	$55

b.	Amortization expenses amounted to $ 560, $ 244 and $ 44 for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,

2011	$44
2012	11

$55

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2010 are as follows:

Balance as of January 1, 2009	$5,813

Foreign currency translation adjustments	124

Balance as of December 31, 2009	5,937

Foreign currency translation adjustments	(67)

Balance as of December 31, 2010	$5,870

NOTE 8:-	SHORT-TERM BANK LOANS

a.	Composition:

	Interest rate		December 31,
	2009	2010	2009	2010
	%
Short-term bank loans:
In Singapore dollars (1)	PLR +1.5%		$109	$-

			$109	$-

(1)	As of December 31, 2009, the Singapore PLR (Prime Lending Rate) rate is 5.38%.

b.	Interest expenses amounted to $ 170, $ 64 and $ 7 for the years ended December 31, 2008, 2009 and 2010, respectively.

NOTE 9:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2009	2010

Employees and payroll accruals	$300	$75
Government authorities	532	494
Accrued vacation pay	264	200
Advance on account of sale of an affiliate	-	369
Accrued expenses	1,230	841
Other	32	13

	$2,358	$1,992

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $ 14,780 in convertible debentures at a discount of 4% by way of public offering on the Tel-Aviv Stock Exchange ("TASE"). The convertible debenture terms include an offering of 112,500 units of NIS 528 par value each, linked to U.S. dollar with a floor on the NIS/U.S. dollar exchange rate (i.e., if the exchange rate will be lower than the rate at issuance date, the liability will be the NIS amount at the issuance date) and carry an annual interest rate of 6 months LIBOR minus 0.3% ("Original Rate"). The debentures' principal is repaid in 4 annual installments commencing December 31, 2009, and the interest is payable semi-annually commencing June 30, 2007 ("Original Debenture").

The debentures may be converted into Ordinary shares of the Company at ratio of NIS 20.3 par value for each Ordinary share (subject to adjustments). The Company has the right to force the conversion on the debenture holders, when and if its share fair market value shall reach NIS 25.5 in the last 30 trading on the TASE on or after October 1, 2009.

The difference between the fair value and the unpaid balance of the convertible debentures is as follows:

	December 31,
	2009	2010

Fair value	$7,298	$5,325
Unpaid principal balance	(10,207)	(6,250)

	$(2,909)	$(925)

As a result of adopting the Fair Value option of ASC 825 for measuring financial instruments,  starting January 1, 2008, the Company has recorded financial income (expenses) in the amount of $ 4,784, ($ 5,070) and ($ 2,119) for the years ended December 31, 2008, 2009 and 2010, respectively.

In 2008 and 2009, the Company purchased $ 2,650 par value (NIS 10,076 thousand par value) and $ 1,970 par value (NIS 7,436 thousand par value) of its outstanding convertible debentures for $ 1,376 and $852, respectively. No gains or losses were recorded as a result of such purchase as the debt is presented at fair value.

In January 2010, the Company reached settlement principles with the debenture holders. These principles were approved at a debenture's holders' meeting on January 14, 2010. The amendment of the debenture's trust note ("Trust Note Amendment") was subsequently approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010, and became effective on December 31, 2010. According to the settlement principles, the Company has paid the holders the first payment of the debentures' trust, as well as the interest for approximately NIS 11,100 thousand (approximately $ 2,940) due on December 31, 2009, as follows:

i.	A sum of NIS 5,830 thousand (approximately $ 1,539) from the first payment was paid on December 31, 2009;

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

ii.	The interest payment due on December 31, 2009 was as originally scheduled (i.e. on time);

iii.	A sum of NIS 2,000 thousand (approximately $ 530) from the first payment was paid by January 31, 2010, with an annual interest rate of 9% for the postponement period;

iv.	In June 30, 2010, the Company paid the remainder of the first payment of the debentures trust along with an annual interest rate of 9% for the postponement period.

Following the Trust Note Amendment, in December 2010, the Company repaid debentures for NIS 11,091 thousand ($ 3,124) thereby reducing the outstanding principal balance to NIS 22,182 thousands ($ 6,250).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	CONVERTIBLE DEBENTURES (Cont.)

Following the Trust Note Amendment, and the repayment made in December 2010, the material terms of the debentures now provide as follows:

-
The principal amount will be paid in seven installments of approximately NIS 3,169 thousand ($ 893), the first of which will be due June 30, 2011 (after the Company exercised its option to delay by six months this payment), and the remaining six payments will be due December 31 of each year beginning 2011. In accordance with the Trust Note Amendment, the Company opted to postpone the payment of the first installment from December 31, 2010 to June 30, 2011. The payment will bear interest at the Original Rate.

-	Interest at the Original Rate will be paid semi-annually on June 30 and on December 31 of each year for so long as any part of the principal amount is outstanding.

-
Any principal amount or part thereof which payment is postponed in comparison to the Original Debenture will be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment is made.

-
The company may at any time, prepay all or a portion of the principal payments which remain unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment will be for no less than NIS 3 million and with respect to the last repayment, no less than NIS 3.2 million, and provided, further that the company may not make more than one repurchase in any calendar quarter.  Any prepayment will be pro-rata to all debenture holders and the principal amount which remains outstanding after any such prepayment will be equally divided between the remaining installments.

-	In the event that all of the company’s stock or substantial part of the business is sold, the company will be obligated to prepay all the amounts outstanding under the debentures.

NOTE 11:-	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Legal proceedings:

Lawsuits have been filed against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management, based on the advice of its legal counsel, does not believe that the liability is probable and cannot make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

b.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $80 as of December 31, 2009 and 2010.

2.	The Company has entered into non cancelable operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits.

The Company's and its subsidiaries' facilities are leased under non cancelable operating lease agreements, which expire on various dates, the latest of which is in 2014.

As of December 31, 2010, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles and facilities:

2011	$778
2012	535
2013	312
2014	60

Total	$1,685

Rental expenses for motor vehicles and facility rental expenses amounted to $ 1,538, $ 1,228 and $ 958 for the years ended December 31 2008, 2009 and 2010, respectively.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

d.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 96.

2.	The Company provided a certain customer with a $ 145 bank guarantee.

NOTE 12:-	TAXES ON INCOME

a.	Israeli income taxes:

1.	The Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

In 1990, the production facilities of the Company were granted the status of an "Approved Enterprise" under the Investment Law. In 1991, 1999, 2000, expansion programs were granted the status of "Approved Enterprise". According to the provisions of the Law, the Company has elected the alternative package of benefits - and has waived Government grants in return for tax benefits.

According to the provisions of the Investment Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the Company.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date, please note, the year's limitation does not apply to the exemption period.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Privileged Enterprise", such as provisions generally requiring that at least 25% of the "Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Investment law as they were on the date of such approval. Therefore, investment programs that obtained approval for Approved Enterprise status prior to enactment of the Amendment will continue to be subject to the old provisions of the Investment Law.

The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement," which is the later of: (1) the year in which taxable income is first generated by the company, or (2) the year of election.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2010, management believes that the Company is meeting the aforementioned conditions.

The Company elected 2009 as a year of election under the Amendment.  The Amendment entitles TIS to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership) for an additional period of eight years from the first year it has taxable income.

If the Company pays a dividend out of income derived from the Approved and Privileged Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. As of December 31, 2010, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Privileged Enterprise".

Income from sources other than the Approved and Privileged Enterprises during the benefit period will be subject to tax at the regular corporate tax rate.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

In January 2011, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, for amendment of the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate would apply to the Company’s entire preferred income. The Company will be able to opt to apply the amendment (the waiver is non-recourse) and from then on it will be subject to the amended tax rates that are:

2011 and 2012 - 15% (in development area A - 10%),

2013 and 2014 - 12.5% (in development area A - 7%)

2015 and thereafter - 12% (in development area A - 6%)

The Company may choose not to apply the above amendment, in which case the Company will remain subject to the Investment Law as in effect prior to the amendment until the expiration of the Company’s current investment programs. The Company is examining the possible effect of the amendment on the financial statements, if at all.

2.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company believes it meets all the criteria to be classified as  an "industrial company", as defined by the Encouragement law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

3.	Corporate tax rates:

The Israeli corporate tax rate is as follows: 2008 — 27%, 2009 — 26%, 2010 — 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

4.	According to section 145 of the Israeli Tax Ordinance the company's tax assessments till and include the year 2005 are considered as final assessments.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

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

The tax expenses in 2008, 2009 and 2010 in the amount of $ 74, $ 91 and $ 24, respectively, in the financial statements are a result of tax expenses on income of certain subsidiaries.

c.	Carryforward losses:

As of December 31, 2010, the Company has accumulated business losses and capital losses   in the amount of $ 6,937 and $ 2,059, respectively.  The losses can be carryforward against relevant taxable income for an indefinite period.

As of December 31, 2010, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 11,541.

As of December 31, 2010, the U.S. subsidiary had U.S. Federal and State net operating losses carryforwards of approximately $ 3,191, which can be carried forward and offset against taxable income for 4 to 11 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2010, ASG and its subsidiaries had operating losses carryforwards for tax purposes in the total amount of $ 3,846. An amount of $ 3,639 is to be carried forward indefinitely and an amount of $ 207 which can be carried forward and offset against taxable income for up to 2 years.

Operating losses carryforwards of Japan and UK subsidiaries in the total amount of $ 3,079 and $ 1,425, respectively, as of December 31, 2010 can be carried forward indefinitely.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Non-Israeli subsidiaries:

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

e.	Income (loss) from continuing operations before taxes on income:

	Year ended December 31,
	2008	2009	2010

Domestic	$(896)	$(3,058)	$(1,055)
Foreign	2,330	(1,285)	619

	$1,434	$(4,343)	$(436)

f.	Deferred taxes:

	December 31,
	2009	2010

Carryforward losses (1)	$4,175	$4,633
Research and development expenses	358	308
Accrued severance pay	66	39
Accrued vacation pay	63	45
Allowance for doubtful accounts	132	84

Net deferred tax assets before valuation allowance	4,794	5,109
Valuation allowance	(4,794)	(5,109)

Net deferred tax assets	$-	$-

(1)	Inclusive of the effect of enacted changes in tax rates in accordance with Israeli Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 4,979 and $ 5,109 at December 31, 2009 and 2010, respectively.

The Company does not have a provision for Israeli income taxes on the undistributed earnings of its international subsidiaries since the Company intends to indefinitely reinvest these earnings outside Israel.

g.	Total amount of gross unrecognized tax benefits is $ 77 and $ 0 as of December 31, 2009 and 2010, respectively.

Amount of interest and penalties related to unrecognized tax benefits was immaterial.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Employee stock options:

1.	Employee Stock Option Plan (1996):

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

As of December 31, 2010, options to purchase 7,916 Ordinary shares are outstanding under the ESOP 96 at an exercise price ranging between $ 1.3 and $ 2.3 per share. All options are exercisable.

2.	Employee Stock Option Plan (2000):

The Employee Stock Option Plan (2000) ("the ESOP 2000") is designed to benefit from, and is made pursuant to, the provisions of Section 102 of Israel's Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder ("Section 102").

A total of 240,000 shares have been reserved for the purposes of the ESOP 2000. As of December 31, 2010, 24,108 options are outstanding.
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

As of December 31, 2010, 822,065 options are outstanding. All the options have an exercise price between $ 1.30 and $ 3.84 per share.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

4.	As of December 31, 2010, an aggregate amount of 920,687 options is still available for future grant under all of the above mentioned plans.

b.
In February 2010 the Company issued 75,000 of its Ordinary shares to one of its consultant for services received during 2010. The shares are locked up for a period of nine months from the date they were issued. The shares were fully vested when granted.

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

As a result, 1,071,300 outstanding options were cancelled and 641,390 options were granted. Except for the exercise price and the number of the Company's ordinary shares, each new option has the same terms as the original option and will expire on the expiration date of the original option.

Options to directors:

1.
On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 Ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years. As of December 31, 2010,  94,635 options are outstanding and exercisable. All the options have an exercise price of $ 1.3 per share.

2.
On December 20, 2007, the shareholders of the Company approved the grant of an option to purchase 210,200 Ordinary shares to several members of the board, at an exercise price between $ 2.20 and $ 3.84, with a vesting term of 2 years. As of December 31, 2010, 126,304 options are outstanding and exercisable. All the outstanding options have an exercise price of $ 1.3 per share.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

3.
On November 26, 2009, the shareholders of the Company approved a grant of options to several members of the Company's Board of Directors to purchase 299,700 Ordinary shares, at an exercise price of $ 1.3 per share. 150,950 options will vest and become exercisable on December 31, 2009 and the rest will vest and become exercisable on December 31, 2010. The grant was subsequently approved by the Company's Board of Directors only on October 17, 2010.  As of December 31, 2010, 299,700 options are outstanding and exercisable.

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2010
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	605,104	$1.34	6.34	$-
Granted	299,700	$1.30
Exercised	-	$-
Forfeited	(50,715)	$1.40

Outstanding at the end of the year	854,089	$1.32	6.67	$-

Exercisable at the end of the year	854,089	$1.32	6.67	$-

Vested and expected to vest at end of year	854,089	$1.32	6.67	$-

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's stock. As of December 2010, there were no in-the-money options, therefore no intrinsic value exists. As of December 31, 2010, there were no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

The weighted average grant date fair values of options granted during 2009 and 2010 were $ 0.23 and $ 0.472, respectively. No options were granted during 2008.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010, have been separated into ranges of exercise price as follows:

	Options	Weighted
	outstanding	average	Weighted
Range of	and exercisable as of	remaining	average
exercise	December 31,	contractual	exercise
price	2010	life (years)	price

$ 1.30 - $ 1.31	844,089	6.69	$1.3
$ 2.31 - $ 3.84	10,000	4.69	$3.22

	854,089	6.67	$1.32

d.	Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS.

The Company does not anticipate paying dividends in the foreseeable future.

NOTE 14:-	GEOGRAPHICAL INFORMATION

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	GEOGRAPHICAL INFORMATION (Cont.)

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2008	2009	2010

Product sales

Israel	$70	$42	$16
Far East (excluding Japan)	5,953	1,802	1,176
Europe	6,796	8,006	6,055
North and South America	2,235	1,078	1,590
Africa	72	10	16
Japan	1,265	273	312

	16,391	11,211	9,165

Service revenues

Israel	143	108	52
Far East (excluding Japan)	4,272	1,960	1,848
Europe	9,229	8,411	8,260
North and South America	956	1,030	1,236
Africa	167	44	67
Japan	1,064	770	1,134

	15,831	12,323	12,597

Total revenues *)	$32,222	$23,534	$21,762

Sales to single customers exceeding 10% of revenues:

Customer A	*)	-	11%	*)	-

*)	In the years 2008 and 2010 there were no sales to a single customer exceeding 10% of revenues.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	GEOGRAPHICAL INFORMATION (Cont.)

2.	Total revenues from products derived from external customers are divided as follows:

	Year ended December 31,
	2008	2009	2010

Licenses	$12,893	$10,716	$9,030
Hardware	3,498	495	135

Total revenues from products	$16,391	$11,211	$9,165

3.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2008	2009	2010

UK	$4,010	$4,312	$4,074
Israel	2,593	2,067	2,131
Other	218	171	168

Total Long-lived assets:	$6,821	$6,550	$6,373

NOTE 15:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2008		2009		2010

Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$604		$(5,098)		$(460)

Net income (loss) used for the computation of diluted net earnings (loss) per share	$604		$(5,098)		$(460)

Weighted average Ordinary shares outstanding	8,921,951		9,322,341		9,389,512

Effect of dilutive securities:

Employees stock options	14,507		*	) -	*	) -

Convertible debentures	*	) -	*	) -	*	) -

	14,507		*	) -	*	) -

Diluted weighted average Ordinary shares outstanding	8,936,458		9,322,341		9,389,512

Basic and diluted net earnings (loss) per share	$0.07		$(0.55)		$(0.05)

*)     Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 16:-	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2008	2009	2010

Interest income	$219	$38	$12
Interest expenses	(198)	(78)	(13)
Exchange rate loss and bank charges *)	(398)	(492)	-
Income (expenses) in respect of convertible debentures, including interest **)	4,428	(5,130)	(2,189)
Write-off of option to acquire 49% of ASG	(495)	-	-
Gain (loss) from change in value and disposal of marketable securities	(420)	210	-

	$3,136	$(5,452)	$(2,190)

*)	Includes income (expense) from forward transactions in the amount of $ (39), $ (11) and $ 7 for the years ended December 31, 2008, 2009 and 2010, respectively.

**)	See also Note 2(l).

NOTE 17:-	RELATED PARTY TRANSACTION

Based on a resolution of the shareholders of the Company, on December 20, 2007, the Chairman of the Board of Directors, Mr. Izhak Nakar, was entitled to a bonus of $ 300 in respect of his assistance to the Company in connection with the acquisition of CPL and ASG, which was paid during 2008. In addition, Mr. Nakar is being paid a fee of $ 1.2, plus reimbursement of any expenses, for every business day invested by him in consideration of his active involvement in the Company ("the consulting fees"). In addition, pursuant to a resolution that has been approved at the Company's annual shareholders general meeting on November 26, 2009, Mr. Nakar was granted, on October 17, 2010, options to purchase 80,000 ordinary shares, which is fully vested as of December 31, 2010. During 2008, 2009 and 2010, Mr. Nakar has been entitled to a compensation of $ 189, $ 275 and $ 284, respectively, for his service as a Board member and for the consulting fees. As of December 31, 2010 there is $ 70 payable to Mr. Nakar in connection the services.

NOTE 18:-	DISCONTINUED OPERATIONS

In December 2008, the Company decided to discontinue the operations of TIS GZ business that was mainly engaged in projects development in areas of capture solutions in South China.  Employment of the entire Guangzhou team was terminated during December 2008. Full cessation of activities was consummated during January 2009.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SUBSEQUENT EVENT (UNAUDITED)

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. The Company's net sales in Japan constitute approximately 7% of its total revenues. The Company's net Assets in Japan constitute approximately 3% of its total net assets. The amount of account receivables that were not collected till the earthquake date is not significant.