Form 20-F
period 2011-12-31
TOP IMAGE SYSTEMS LTD
filed 2012-03-29
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Ben Gurion St, Ramat Gan, 52573, Israel
(Address of principal executive offices)

Gili Shalita
Chief Financial Officer
Top Image Systems Ltd.
2 Ben Gurion St, Ramat Gan, 52573, Israel
Tel: 972-3-7679100
Fax: 972-3-6486664
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.04 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

10,873,558 Ordinary Shares

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

Yes  ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐        No ☒

- i -

Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 20-F (“Form 20-F”) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that reflect our expectations, beliefs, projections, future plans and strategies, anticipated events or trends.  For example, statements related to our future financial condition or results of operations, management’s strategies and objectives and expected market growth are forward-looking statements.  Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” “predicts,” “anticipates,” or “potential” and similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to:

•	unstable conditions in the global economy and capital markets, including the European debt crisis;
•	our ability to make debt payments;
•	future acquisitions that could require significant resources or result in unanticipated adverse consequences;
•	competitive pressures in the data capture and automatic form processing markets;
•	the success of our strategic marketing relationships;
•	our ability to continue technological innovation and successful commercial introduction of new products;
•	our history of losses and the potential for future losses;
•	our ability to protect intellectual property and other proprietary information;
•	political or financial instability in the countries where we do business;
•	exposure to currency fluctuations;
•	fluctuations in the market price of our ordinary shares;
•	the possibility that our ordinary shares could be delisted from The NASDAQ Stock Market LLC, referred to as NASDAQ, or the Tel Aviv Stock Exchange, referred to as TASE;
•	potential dilution to the holders of our ordinary shares as a result of future issuances of our securities;
•	quarterly fluctuations in our results of operations; and
•	other risks and uncertainties described in this Form 20-F.

The risks included in this section are not exhaustive.  You should carefully consider the section entitled “Risk Factors” in this Form 20-F and other reports we file with or furnish to SEC, which include additional factors that could impact our business and financial performance.  If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition and results of operations could be materially adversely affected.

Forward-looking statements contained in this Form 20-F are based on our current plans, estimates and projections, and, therefore, you should not place undue reliance on them as a prediction of future results. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events.

Use of Certain Terms

In this report, “we,” “us,” “our,” “TIS” and the “Company” refer to Top Image Systems Ltd. and its consolidated subsidiaries, collectively. The term “Asiasoft global” or “Asiasoft” shall mean Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte. Ltd.) and its consolidated subsidiaries.   References to “$” and “U.S. dollars” are to the lawful currency of the United States of America.  Certain financial information contained in this Form 20-F is presented in thousands (000’s) unless otherwise noted.

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected consolidated financial data are presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The Israeli Securities Law – 1968 allows Israeli companies, such as us, whose securities are listed both on the  TASE and on certain stock exchanges in the United States (including NASDAQ), to report to the Israel Securities Authority and the TASE in accordance with the reporting requirements under SEC rules and U.S. GAAP.  All financial statements included in this annual report and all financial information released in Israel are presented solely under U.S. GAAP. The selected consolidated financial data should be read in conjunction with and are qualified by reference to Item 5 of this report entitled “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this report.

	2007	2008	2009	2010	2011
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
Revenues	23,189	32,222	23,534	21,762	28,673
Cost of revenues	13,170	15,075	9,258	8,350	11,184
Gross profit	10,019	17,147	14,276	13,412	17,489
Research and development, net	2,393	1,762	1,558	1,647	1,976
Selling and marketing	9,231	9,292	7,202	6,160	7,748
General and administrative	5,655	5,956	4,381	3,845	4,383
Restructuring charges	849	-	-	-	-
Impairment of goodwill and other intangible assets	-	1,839	-	-	-
Operating income (loss)	(8,109)	(1,702)	1,135	1,760	3,382
Financial income( expenses), net	1,869	3,136	(5,452)	(2,190)	(911)
Other income (expenses), net	189	-	(26)	(6)	4
Income (loss) from continuing operations before taxes on income	(6,051)	1,434	(4,343)	(436)	2,475
Taxes on income	228	74	91	24	125
Income (loss) from continuing operations after taxes on income	(6,279)	1,360	(4,434)	(460)	2,350

Equity in earnings (including impairment losses) of affiliated companies	35	84	(677)	-	-
Net income (loss) from continuing operations	(6,244)	1,444	(5,111)	(460)	2,350
Income (loss) from discontinued operations, net of tax	(104)	(840)	13	-	-
Net income (loss)	(6,348)	604	(5,098)	(460)	2,350
Net basic income (loss) per share:
Continued operations	$(0.70)	$0.16	$(0.55)	$(0.05)	$0.23
Discontinued operations	$(0.01)	$(0.09)	-	-	-
Net dilutive income (loss) per share:
Continued operations	$(0.70)	$0.16	$(0.55)	$(0.05)	$0.21
Discontinued operations	$(0.01)	$(0.09)	-	-	-
Weighted average number of shares outstanding for basic net income (loss) per share	8,881,178	8,921,951	9,322,341	9,389,512	10,207,111
Weighted average number of shares outstanding for dilutive net income (loss) per share	8,881,178	8,936,458	9,322,341	9,389,512	11,115,458

	2007	2008	2009	2010	2011
Summary of Balance Sheet Data:
Cash and cash equivalents	7,843	5,777	2,866	1,763	2,090
Working capital	10,025	6,030	3,933	1,762	2,463
Total assets	35,921	24,642	18,167	15,024	15,598
Long term debt	12,770	4,660	6,729	5,250	1,543
Total liabilities	25,683	14,540	13,137	10,732	6,458
Shareholders’ equity	10,238	10,102	5,030	4,292	9,140

RISK FACTORS

Risks Related to Our Business

Our capital requirements have historically been significant and we may not in the future be able to meet our requirements with our working capital.

Historically, our capital requirements have been significant. We may in the future require additional financing to fund our operations and capital requirements beyond our current resources and funding that may be provided from our operations or revolving line of credit.  In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all.  We have no expectation that our existing shareholders will provide any portion of our future financing requirements.  Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts.  In addition, to the extent that we incur substantial indebtedness, we will be subject to risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate, and cash may be insufficient to repay interest and principal on any such indebtedness.  Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

We have had difficulties in making our debt payments and may not be able to make  debt payments that we may incur in the future.

In December 2006, through the issuance of convertible debentures, we raised net proceeds of NIS 61,900 thousand (approximately $14,780 thousand at the date of issuance).

 The first principal payment on the debentures was due December 31, 2009.  Prior to the first principal payment we concluded that making full payment at such time would have had an adverse affect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement.   That arrangement was approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010, and the amendment to the indenture, pursuant to which the debentures had been issued, was entered into on December 31, 2010.  In 2011, we repaid the remaining outstanding principal balance of, and accrued interest on, the convertible debentures in full. For a more detailed discussion of the debenture arrangement, see “Information About the Company – Recent Developments,” “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and “Additional Information – Material Contracts.”

Although we entered into a credit agreement with Leumi bank, which provides for a revolving credit facility of $600 thousand, in 2011, we have not used this line of credit yet.

Our ability to meet our debt obligations that we may incur in the future under the credit facility or otherwise will depend on whether we can implement our strategy as well as on financial, competitive and other factors, including factors that are beyond our control.

The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition.

We sell our products and services in various countries all over the world, including Europe. Consequently, our sales and profitability are dependent on general economic conditions globally and locally. The weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the global economic downturn that has been ongoing during the past several years  has resulted in our customers and the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions.  A substantial and lasting slowdown of the global economy could result in a continuation of that trend thereby adversely affect our business.

The global economic downturn and the European debt crisis in particular have also led to more limited availability of credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us. The general difficult economic conditions combined with tightening credit markets may also cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products, services and solutions.

For example, the European debt crisis, which has had a negative impact on the European economy, has adversely impacted our operations.  In 2009, 2010 and 2011, we generated $16.4 million, $14.3 million and $20.5 million, respectively, of revenues from our operations in Europe, which represented 70%, 66% and 71%, respectively, of our total revenues. The tightening of European credit markets may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.  In addition, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, reducing the purchasing power of our customers and end-users of our products or services, which can lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

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

If we acquire additional businesses, it may lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

Between 2007 and 2009, we acquired related complementary businesses in an effort to expand capacity, enter new markets and diversify our sources of revenue.  These expenditures strained and any future acquisitions may strain management, financial and operational resources.  While we do not currently anticipate any future acquisitions,  any future acquisitions may also result in potentially dilutive issuances of equity securities, incurring of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results.  Acquisitions in foreign countries may pose additional problems, and we may experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.  Also, the acquired businesses may not yield the income and levels of activity we expected them to yield, which may result in losses.

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

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies, including EMC (Captiva Software), Mitek, Banctec, Kofax (formerly, Dicom Group), Datacap, and ReadSoft, as well as with manual data entry systems.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times.

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008 and 2011, and our losses may continue.  For the year ended December 31, 2011, we had an accumulated deficit of $23,649 thousand. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will continue to achieve positive profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects and financial results.

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

Sales to large customers have historically accounted for a significant part of our sales.  Although in 2011, and 2010, we had no customer who accounted for more than 10% of our total revenues. In 2009, sales to one customer  accounted for 11% of our total revenue. If we are unable in the future to complete sales to large customers or continue to diversify our client base, our business, prospects and financial results could be adversely affected.

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

Yehezkel Yeshurun, our former Chief Scientist and our former member of our board of directors, was, at the time of his employment with us (which terminated in January 2001), a Professor of the Tel Aviv University Computer Science Department, referred to as the University, where he conducted research in the areas of computer vision, neural computation and robotics. While the University consented to Prof. Yeshurun’s employment by us and has not asserted any claim that intellectual property developed by Prof. Yeshurun on our behalf belongs to the University, the University has not acknowledged our rights to any intellectual property developed by Prof.  Yeshurun.  We cannot assure you that the University will not assert a claim for such intellectual property rights in the future or that the University does not have any rights to such intellectual property.

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

Our success depends on our ability to protect our intellectual property. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.  We have not obtained any patents and we cannot assure you that we will obtain any patents.  In addition, we cannot assure you that:

•	Our pending patent application will result in the issuance of patent to us.

•	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

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

Although we have product liability insurance, defects, errors or successful product liability claims against us could have a material adverse effect on our business, prospects and financial results.  For additional information on our warranty policy, see below “ Business Overview – Customers --- Warranty and Service.”

We engage in international sales, which expose us to a number of foreign political and economic risks.

We have significant operations in foreign countries, including research and development, sales and customer support operations.  Currently, in addition to our operations in Israel, we have significant operations in the United Kingdom, Germany,  Singapore and the United States.  Our international sales and other operations are subject to risks inherent in doing business in foreign countries, including, but not limited to:

•	domestic and foreign customs and tariffs or other trade barriers;

•	potential staffing difficulties and labor disputes;

•	managing and obtaining support and distribution for local operations;

•	difficulty in enforcing agreements through the different legal systems of the countries in which we operate;

•	customers in the various countries in which we operate may have long payment cycles;

•	seasonal reductions in business activity in certain parts of the world;

•	restrictions on our ability to repatriate earnings from countries in which we operate;

•	credit risk and financial conditions of local customers and distributors;

•	potential difficulties in protecting intellectual property;

•	potential imposition of restrictions on investments;

•	potentially adverse tax consequences;

•	foreign currency exchange restrictions and fluctuations;

•	natural disasters; and

•	local political and social conditions, including the possibility of hyperinflationary conditions, terrorism and political instability in certain countries.

Approximately 71% of our revenues in 2011 were generated from sales made in Europe. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition”.

We may not be successful in developing and implementing policies and strategies to address the foregoing risks in a timely and effective manner at each location where we do business.  Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

We may be adversely impacted by fluctuations in currency exchange rates.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound and Singapore dollar. In periods when the U.S. dollar weakens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

 Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led the government of the Palestinian Authority.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration of Israel’s relations with Turkey, with whom Israel currently has a free trade agreement.  In addition, the first few months of 2011 have been marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain , Yemen and in the last few months of 2011, Syria as well, culminating in the ouster of certain leaders in some of  those countries, and the first few months of 2012 were marked by increased tension relating to Iran’s nuclear capabilities and the potential response of Israel and the international community to the notion of Iran gaining nuclear capabilities.  Continuing or escalating instabilities and hostilities in the region or curtailment of trade between Israel and its present trading partners as a result or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

Because of our small size and our business strategy to increase our sales we anticipate an increased demand on all of our resources.  To the extent that our efforts to generate new business and increase demand for our products and services are successful, we will need to accurately estimate our need for personnel or marketing and customer support, or we may not be able to support our future growth.  For example, if we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations.  We cannot assure you that we will be able to provide such services on adequate terms and conditions or at all.  Furthermore, in order to remain competitive and keep our products up to date, we need to continue to attract and retain a qualified team of employees.  If we fail to obtain the human resources our business requires, there could be a material adverse effect on our business, prospects, and financial results.

Government grants we received for research and development expenditures may be reduced or eliminated in the future due to Israeli government budget cuts.  Furthermore, our receipt of such grants limits our ability to develop products and transfer technologies outside of Israel, and require us to satisfy specified conditions.

In the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984 for the financing of a portion of our research and development expenditures in Israel.  The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether.  The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants.  Such approval, if granted, will generally be subject to additional financial obligations.  In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties.  See also “Governmental Regulation” in Item 4 below.

If we fail to satisfy the conditions specified under Israeli law, we may be denied benefits to which we are currently entitled or may be entitled to in the future.

Our facilities in Israel have been granted “Approved Enterprise” (established plan) and " Benefited Enterprise" status under "The Law for the Encouragement of Capital Investments, 1959", or the Investment Law, as amended.  The benefits available to an Approved Enterprise program are normally in the form of favorable tax rates and are dependent upon the continuing fulfillment of ongoing conditions stipulated under applicable law and in the certificate of approval.  If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied us in the future.

On April 1, 2005, an amendment to the Investment Law came into effect.  The amendment revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process.  The amendment does not apply to investment programs approved prior to December 31, 2004.  The new tax regime applies to new investment programs only.  We believe that we are currently in compliance with these requirements.  However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate (24% for 2011).  For the year 2009, our investment plan has been categorized under the above amendment, and the tax benefits under this investment plan are scheduled to gradually expire by 2020.

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

Under current Israeli law and caselaw, we may not be able to enforce covenants not to compete, and, therefore, we may be unable to prevent competitors from benefiting from the expertise of some of our former employees.

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

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a tsunami tidal wave that devastated much of the city of Sendai and large areas of coastal north-eastern Japan, causing thousands of deaths, catastrophic damage and destruction of the local infrastructure, as well as a potential nuclear disaster. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. Our net sales in Japan constitute approximately 4% of our total net revenues for the year ended December 31, 2011 and a slow-down in the Japanese economy could have a adverse effect on our business and results of operations.  Our net assets in Japan constitute approximately 3% of our total net assets as of December 31, 2011.

Risks Related to Our Ordinary Shares

Our ordinary shares have been subject to frequent significant price fluctuations.

Trading in shares of companies listed on the NASDAQ and TASE in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry fluctuations may depress our share price, regardless of our actual operating results.

In addition, the trading price of our ordinary shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including, but not limited to:

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or the threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts, if any;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the software industry;

•	additions or departures of key personnel or directors;

•	regulatory developments in the United States and other countries in which we operate;

•	developments or disputes concerning our intellectual property rights;

•	general market conditions;

•	overall fluctuations in the U.S. and Israeli equity markets; and

•	economic and other external factors or disasters or crises.

If we fail to maintain NASDAQ minimum price requirements, the TASE minimum valuation requirements or other applicable continued listing requirements, our ordinary shares could be delisted.

According to NASDAQ listing standards, if the stock price of a listed company falls below $1.00 a share for a period of 30 consecutive business days, such company’s stock may be subject to delisting unless such failure is cured within 180 days from the date on which NASDAQ notifies the listed company of such failure.

According to the TASE rules, a company with stock that trades on both the TASE and NASDAQ must comply with the TASE minimum valuation requirements which currently provide that it must have a minimum market capitalization of NIS 25 million.  If the company does not comply with the minimum valuation requirements, compliance with which is being tested on a semi-annual basis, it is given six months to regain compliance or be delisted.  Our ordinary shares were in compliance with the minimum valuation requirements as of March 18, 2012.

If we fail to maintain the minimum price for our ordinary shares required by NASDAQ, maintain the minimum valuation required by TASE rules, or comply with other continued listing requirements of these exchanges, our ordinary shares could be delisted.

In addition, if our ordinary shares are delisted from NASDAQ, we will lose our status as a “dually-listed company” which will result in us being subject to different reporting requirements under Israeli securities laws and the rules and regulations of the Israeli Securities Authority and the TASE which may cause an increase in our reporting related costs and expenses.  In addition, the rules and regulations of the Israeli Securities Authority and the TASE will require our financial reports to be prepared in accordance with a different accounting method than we currently utilize, which will result in increases in our reporting related costs and expenses.

A large number of our ordinary shares could be sold in the market in the near future, which would cause downward pressure on the market price for our ordinary shares.

As of March 18, 2012, we had approximately 11,167,193 ordinary shares outstanding, of which 8,740,209 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  Upon effectiveness of the registration statement on Form F-3, the selling securityholders have been able to freely sell all of the ordinary shares covered by such registration statement, which is substantial in relation to our outstanding ordinary shares and public float of our ordinary shares.  In addition, a substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of March 18, 2012, there were outstanding options and warrants to purchase an aggregate of approximately 1,837,595 ordinary shares.

If shareholders determine to sell a significant number of shares into the market or there is a perception that the holders intend to sell these shares, including upon their exercise of options or warrants, there likely will not be a sufficient demand in the market to purchase the shares without a decline in the market price of our ordinary shares.  Moreover, continuous sales into the market of a number of shares in excess of the typical trading market for our ordinary shares, or even the availability of such a large number of shares, could depress the trading market for our ordinary shares over an extended period of time.

Future issuances of our ordinary shares could adversely affect the trading price of our ordinary shares and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of our ordinary shares in financings or acquisitions in the future.  To the extent that the market price of our ordinary shares declines, we will need to issue an increasing number of ordinary shares per dollar of equity investment.  In order to obtain future financing if required, it is likely that we will issue additional ordinary shares or financial instruments that are exchangeable for or convertible into ordinary shares.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.

Also, in order to compensate our directors, provide incentives to our employees and induce prospective employees and consultants to work for us, from time to time we offer and issue options to purchase ordinary shares and/or rights exchangeable for or convertible into ordinary shares.  Future issuances of shares could result in substantial dilution to shareholders.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ and on the TASE. Trading in our ordinary shares on these markets is effected in different currencies (US dollars on the NASDAQ and New Israeli Shekels on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates and from political events and economic conditions in the United States and Israel. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our ordinary shares may become subject to the SEC’s penny stock rules.

Generally, transactions in securities that are traded in the United States at a market price per share of less than $5.00, may be subject to the “penny stock” rules promulgated under the Exchange Act.  Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

•	must make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, if our common shares become subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our ordinary shares in the United States may be significantly limited.  Accordingly, the market price of our ordinary shares may be depressed, and investors may find it more difficult to sell the shares.

We have not paid  dividends in the past.

We have never declared or paid any cash dividends on our ordinary shares.  We have  retained any future earnings to finance operations and to expand our business and, therefore, may not pay any cash dividends in the future.

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

Although our internal control over financial reporting was considered effective as of December 31, 2011, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

ITEM 4.                      INFORMATION ABOUT THE COMPANY

History and Development

Establishment, Legal Name, Office and Trading Markets

We were incorporated in March of 1991, are domiciled in Israel and exist as a company with a limited share capital subject to Israeli law.  Our legal name is Top Image Systems Ltd. and our registered and principal executive offices are located in Israel at 2 Ben Gurion St, Ramat Gan, 52573, and our telephone number is + 972-3-767-9100.  Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

Our ordinary shares began trading on the NASDAQ in November 1996 and on the TASE in December 2006.

Recent Developments

On June 13, 2011, we closed a private placement transaction, which we refer to as the private placement.  In the private placement, we issued an aggregate of 1,425,000 ordinary shares at a price of $2.00 per share and warrants to purchase an aggregate of 441,750 ordinary shares at an exercise price of $2.20 per share, which we refer to as the warrants, pursuant to the Securities Purchase Agreement, dated June 6, 2011, that we entered into with investors.  The warrants may be exercised for five years after the closing date.  We also entered into the Registration Rights Agreement, dated June 13, 2011 with the investors in the private placement, pursuant to which we filed a registration statement on Form F-3 to cover the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the warrants issued in the private placement.   We used the proceeds of the offering of $2,497 thousand, net of issuance expenses, to repay, in part, the remaining principal balance of Original Debentures, as described below.

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

The arrangement was approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010.  The resulting amendment to the indenture pursuant to which the Original Debentures were issued was entered into on December 31, 2010, at which time we repaid debentures for NIS 11,091 thousand (approximately $3,124 thousand at such time) thereby reducing our outstanding principal balance to NIS 22,182 thousand (approximately $6,250 thousand at such time). Following this amendment to the indenture, the material terms of our debentures provided as follows:

•
The principal amount was to be paid in seven installments of NIS 3,169 thousand (approximately $893 as of December 31, 2010), the first of which was to  be due June 30, 2011 and the remaining six payments were to  be due December 31 of each year beginning 2011.

•	Interest was to be paid semi-annually on June 30, and on December 31 of each year for so long as any part of the principal amount was outstanding.

•
Interest accruing on any portion of a principal payment paid when originally due according to the Original Debentures was to be at the Original Rate. Any principal amount or part thereof which payment was postponed in comparison to the Original Debenture was to  be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment was made.

•
We could at any time, prepay all or a portion of the principal payments which remained unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment was to be for no less than NIS 3 million and with respect to the last payment, no less than NIS 3.2 million, and provided, further that we could not make more than one repurchase in any calendar quarter.  Any prepayment was to be pro-rata to all debenture holders and the principal amount which remained outstanding after any such prepayment was to be equally divided between the remaining installments.

•	In the event that all of our stock or substantially all of our business was sold, we were obligated to prepay all the amounts outstanding under the debentures.

On June 30, 2011, we paid off NIS 3,169 thousand (approximately $925 thousand at the time of payment).

On July 18, 2011, we published on Tel Aviv stock exchange a tender to repurchase all outstanding Series A convertible debentures. We offered a price of 0.93 NIS for every 1 NIS par value. The offer was valid until August 1, 2011. On August 1, 2011, NIS 2,045 thousands par value repurchase offers were received and accepted, thereby reduced the outstanding principal balance to NIS 16,968 thousands ($ 4,969).

During August 2011, we purchased $ 4,280 par value (NIS 13,182 thousand par value) of its outstanding convertible debentures for $ 3,569.

In September 2011, we offered repayment of the entire remaining outstanding amount of debentures (NIS 3,786 thousands per value) at the full value of the debenture, which is equivalent to 1 NIS par value. On October 2, 2011, we paid to all the remaining debenture holders 1 NIS par value, equivalent to 100% of the debentures’ value for $ 1,020. Following this payment our indebtedness under the debentures was eliminated.

We held, through Top Image Systems (Asia Pacific) Pte. Ltd. investments in affiliated companies such as: Asiasoft Hong Kong Ltd ("AS HK"), in which we held 23.37%. During 2010 AS HK sold its activity to another company. In December 2010, the company has received an advance in the amount of $369 as a result of such sale.

Until May 2011 the Group also held an investment in Asiasoft (M) Sdn Bhd ("AS M"), in which ASG holds 30% equity interest, is a Malaysian registered company which provides information system products and related services. During May 2011 the Company decided to waive its holding in AS M and transferred its holding for no proceed. Due to the fact that the investment book value was amounted to $ 0, no gain or loss was recorded in regards.

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

Products

eFLOW®

TIS develops technologies that automatically transform any information entering an organization into useful and accessible electronic data and deliver it swiftly to the processes, persons and applications that drive that business forward. TIS’s flagship Enterprise Content Management (ECM) product suite eFLOW® is our powerful, proven and proprietary technology that has earned a strong reputation for its innovative ‘One Platform; Multiple Choices” approach.  eFLOW® takes a holistic view of an enterprise’s document-driven business processes, providing a single platform that is wide and powerful enough to address them all intelligently. eFLOW’s integrated and modular architecture is flexible and responsive to the enterprise’s changing needs. That’s what makes eFLOW® a real game-changer in the ECM (Enterprise Content Management) solutions market.

eFLOW® captures and processes all incoming information at the multiple gateways to the enterprise. This information includes printed, handwritten and digital content in structured, semi-structured, or unstructured document formats, such as corporate correspondence, invoices, freight and shipping bills, purchase orders, customer service logs and many other data types.  The information is captured from all sources - paper, electronic, email, fax, mobile phone, the Internet, microfilm and microfiche or any other.  Data is automatically extracted, classified, verified and forwarded for action to the correct personnel, workflows and enterprise applications. eFLOW®’s high versatility enables smooth integration with various ERP, CRM, finance and purchasing systems, allowing the organization to fully exploit its legacy systems and easily transition and scale up to a full ECM implementation.

eFLOW® includes data capture and document processing applications that run upon one robust common platform;  together they comprise the company's integrated and modular solution set. TIS offers its customers a wide range of solutions, from modular to comprehensive, to best meet their specific industry and business process needs.  The solution set includes preconfigured best practices and industry-specific solutions that accelerate business processes and eliminate errors by automating routine tasks, boosting efficiency and productivity. The ability to access all the solutions via a single  platform  is a major competitive advantage.

eFLOW® Key Business Drivers

•	Increase information-handling efficiency - Capture data up to 80% faster, cutting enterprise operating costs and making it far easier to manage information.

•
Upgrade business process capabilities – Improve the organization’s ability to handle the business processes involved with invoices, purchase orders, forms and mailroom classification, among other common enterprise processes, and streamlining their management one single platform.

•	Minimize risk – Enable better transparency and accountability. Rapid data archiving and retrieval means superior control of information through its entire lifecycle, so that nothing ‘gets lost’.

•	Maintain compliance –Manage and store all data to facilitate compliance with internal policies, industry regulations and legal requirements.

•
Empower employees – Deploy workflows and process improvements that let employees leverage immediate access to the right content, at the right time and in any area of the business in order to work more efficiently and focus on value-add tasks.

•
Dramatically improve communications – Let employees easily cooperate and better communicate with customers, partners and suppliers as well as with other employees, whether internal or external, regardless of their location, by using web-based archive and workflow functionalities.

•
Improve agility and innovation – Adapt quickly and easily to any changes, without draining existing resources. Free staff from routine tasks to creative work that helps keep the company ahead of competitors.

eFLOW® includes data capture and document processing applications that run upon one robust common platform;  together they comprise the company's integrated and modular solution set. TIS offers its customers a wide range of solutions, from modular to comprehensive, to best meet their specific industry and business process needs.  The solution set includes preconfigured best practices and industry-specific solutions that accelerate business processes and eliminate errors by automating routine tasks, boosting efficiency and productivity. The ability to access all the solutions via a single  platform  is a major competitive advantage.

eFLOW’s® flexibility enables organizations with widely differing  business processes, compliance requirements across varying industries and different types of data management to each leverage eFLOW® for optimized data capture, workflow and delivery.

The eFLOW® Platform

eFLOW® is a modular solution based on “One platform. Multiple Choices”, an approach that involves  one uniform proprietary eFLOW® platform which provides the common architectural infrastructure for all the solutions. Each module has been customized to tackle specific business areas but uses the same underlying technology and format. Companies can target their most urgent problems and then expand the solution through the enterprise as required module by module. Businesses benefit from streamlined processes across the company and a consistent look and feel. eFLOW® is a totally scalable solution that will grow with the business. We anticipate that future developments will also be based on this platform.

Based on a single, integrated environment, the eFLOW® platform provides a visual application designed to enable the implementation of a complete solution quickly and easily.  Leveraging this modular platform with its open, scalable and flexible architecture, eFLOW® facilitates the development of a wide range of applications, from desktop, stand-alone applications through  high-volume, network-based, remote and local systems.  The eFLOW® platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the organization.

eFLOW® offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, classifying, and storing in databases for retrieval at a later date.  The technology can easily and concurrently process unstructured, semi-structured and structured documents and manage them within common, integrated processes.  eFLOW® manages these tasks without the need to pre-design templates.

eFLOW®'s open architecture allows for integration with all major content management, enterprise resource planning (ERP), CRM and workflow systems, as well as with all major multi-function printers and scanners. Therefore, eFLOW® enables end-to-end solutions for enterprise content management projects, eliminating a significant portion of traditional manual data entry, decreasing the need for data entry resources and processing time, and significantly improving the quality, accuracy and value of the data.

eFLOW®’s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET  Microsoft Visual Basic and Web 2.0 for applications. Recent versions of  eFLOW® are based on the Microsoft .NET technology, promising compatibility with future Microsoft technologies and other technology partners, and ensuring customers shorter and easier implementation processes, faster run-time and robust and secure execution environments. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW® with other mission-critical applications to create fully integrated business solutions.  eFLOW® includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

eFLOW®’s scalable Client/Server architecture allows all users to uniformly access the solution via one standard interface residing on the eFLOW® server, which results in superior network security and efficiency. Customers can select between a centralized or decentralized mode of operation. Multiple applications and servers may be vieweand controlled at any given moment, on site or remotely; additional servers may be added to a system without any downtime.

To support the needs of clients’ global operations, the eFLOW® system can process multiple languages at the interface, database (Unicode), and OCR / ICR levels.  Currently the system supports all major European languages, as well as Chinese and Japanese.

eFLOW® Version 4.5

The latest release eFLOW® Version 4.5 provides our customers with an enhanced user experience, powerful user-interface extended via Web clients, increased efficiency and superior data recognition. Its web-enabled completion module introduces a new zero-footprint user interface to meet customers' demands, including cross platform and cross browser compatibility. A new component, in comparison to older versions of eFLOW®, Collection Organizer, allows unprecedented flexible capacity for manipulating images, collections and classification results. The strategic direction is leading to a full Service Oriented Architecture to provide additional services exposed as eFLOW® services, allowing for a more flexible architecture for current and future solutions.  Additional research and development efforts have led to the development of a unique algorithm that combines the recognition of machine printed information with handwritten information, located both on the same form. The latest versions of market-leading recognition engines have been embedded in eFLOW® Version 4.5 for the best performance and greatest accuracy. Also, Version 4.5 features improved scalability and availability.

Key Values of eFLOW® Version 4.5

•	Scalable platform
The technology is suited to every business environment. Our customers and partners can expand the use of the eFLOW® platform, step-by-step and project by project.

•	Easy to set up and fast to deploy
The system is easy to master, with intuitive set-up, logical scalability and simplified system administration steps. The software development is based on Microsoft .NET, Microsoft Visual Basic and Web 2.0  technology.

•	Highly intuitive user interface and dynamic workflow
For all applications the same user-friendly interface is supplied with the same clear graphical icons and intuitive ‘drag and drop’ functionality. Default layouts can be modified, created by the user, or imported or exported. The eFLOW® layout can be easily configured for any screen size, making it highly practical when using a smart phone.

•	Great savings in time
The ‘One platform. Multiple choices’ approach contributes to greatly enhanced work efficiency. All images, whether collected from faxes, scans or emails, are all managed with eFLOW’s unified portals. The driver enables many embedded add-ons that dramatically cut the time it takes to set up and configure the platform.

•	Ultimate control
Managers and supervisors in central or remote locations can use a dynamic workflow controller module to highlight bottlenecks and ensure that jobs are completed correctly and on time. The eFLOW® Enterprise Manager module allows viewing and control of multiple applications and servers.

•	Web 2.0 based completion
The new unified data entry tool for all eFLOW® modules allows access to completion information regardless of the format - structured, semi-structured or unstructured. It also features station-level configuration at the workflow level and asynchronic validations for faster, more efficient processing.

•	Flexible Collection Organizer
Collection Organizer, the main screen for viewing and managing captured images, enables a view of the entire collection in a flexible, logical way, and permits image editing at any level (except field). It is easy to manipulate classification results, forms and pages, a particularly important feature for mailroom automation.  Users have flexibility to split a batch of images into a number of collections, mark a specific document as an attachment, or change templates. There is also support for double-sided page viewing.

•	Unified and consistent inputs
Since all eFLOW® modules share the same unified data entry tool, access to completion information for any documents is easy and consistent to completion information for any document, whether it is structured, semi-structured or unstructured.

A built-in custom barcode recognition feature makes the setup process faster and the system also supports the latest ISIS drivers, including VRS.  Data processing can be accelerated by configuring the station level and asynchronic validations at the workflow level.

•	Advanced text-reading capabilities
eFLOW® 4.5 uses multiple OCR and ICR engines simultaneously and applies proprietary voting algorithms to achieve the highest levels of recognition and accuracy. Both printed and handwritten text is recognized within a single document. The system automatically recognizes different languages, so the requirement to sort documents by this factor is eliminated.

•	Intelligent and rapid validation
A workstation can be predefined to have its own unique validation, while managers have their own unique validation. Data validation can be set at the group level rather than at the field level as required. All these enhancements and security groupings ensure that staff can work at maximum efficiency, with sufficient confidentiality, and confidence that data has been accurately validated.

•	Enhanced security
eFLOW® provides enhanced data capture security due to automatic  audit trails embedded during all recognition and classification processes. Managers and supervisors control permission settings, where each user role is assigned a unique permission key. An individual or a group of users can be assigned several roles. Only users with special permission can delete batches in the completion phase.

New Features to eFLOW® Version 4.5

In 2011 the following highlights were added to eFLOW® Version 4.5:

For the DB Management Version:

•	eFLOW® Management Database- A new concept of data management storage improves overall eFLOW® performance for implementations involving hundreds of users.

•	Client login - Significant improvement of client login performance

For DB Management and XML Versions:

•	Enhancements to Cluster Support (in core) - Improved workflow performance;

•	Controller - Improved loading of setups for Controller

•	Portals - Improved integration between ScanPortal and high speed scanners, enabling preview of only partial images for higher performance

eFLOW® Version 4.5 Modules

eFLOW® Version 4.5 combines a variety of powerful recognition components to manage different types of structured, semi-structured and unstructured documents.  The following modules can be used individually or within an integrated system:

•
eFLOW® Smart is an automated classification engine that captures, recognizes, understands and intelligently classifies all unstructured documents from any source entering the enterprise. Whether originating from paper mail, fax, email, or any other source, Smart automatically recognizes the image, understands it, and accordingly defines its destination within the organization. Smart consists of sophisticated artificial intelligence and machine learning algorithms, and provides tracking capabilities, while the digitized image of the document is routed for further processing.

•
eFLOW® Freedom handles semi-structured documents such as supplier invoices, purchase orders, shipping documents and checks.  Based on artificial intelligence, Freedom is designed to understand the format of a document without the need to predefine its structure.  Freedom is able to locate, identify, capture and validate critical data contained anywhere in the document.   The Learning module is one of eFLOW®’s innovative modules which automatically learns new types of forms in order to both introduce new forms previously unseen into the system and to improve recognition of existing forms already captured into the system.  Unrecognized forms reach the Learning module, where an operator trains the system to locate certain important fields.  The new information would then be available for the system to recognize a similar, although not necessarily identical, form in the future.

•
eFLOW® Integra is a powerful tool that speeds up the data capture process from structured predefined forms. It manages the input from multiple sources including applications, surveys, claims and forms , which can be paper forms, eforms, fax, image files, and microfiche.  Integra reads handwritten text, machine-print, barcodes, check boxes, circles, tables, matrixes. .  Integra eliminates the expensive keying of data and seamlessly delivers the information to your business applications faster and more accurately.

Integra for structured forms offers the following features:

o	Unprecedented recognition of structured forms.

o	Implementation of voting techniques between the processing engines, to increase the form, field and character processing accuracy.

o	Superior character processing and error detection.

o	Powerful “super engines” that vote to achieve the most accurate results.

Integra combines the highest form of optical character recognition (OCR), intelligent character recognition (ICR), optical mark recognition (OMR), barcode identification and more, into a single, powerful solution for data capture and content delivery.

eFLOW® Solutions

In 2011, TIS executed a rebranding and repackaging exercise, introducing a new look and feel for the eFLOW® brand focused on eFLOW® - one platform, multiple choices.  The company launched a rebranded website to clearly articulate the company’s message – driving content in the right direction.  The eFLOW® brand adorns a wide solution set comprising predefined eFLOW® best practice business process and industry solutions that apply intelligent data capture, workflow and delivery capabilities to a variety of well-defined business processes, each of which can be tailored to meet the specific requirements of different industry sectors.  eFLOW® streamlines these business processes with automated document processing and predefined workflows that capitalize on the company’s knowledge of its own business along with industry-specific rules and standards to maximize productivity, especially in document-intensive, content-rich sectors such as banking, insurance, health-care and other service-oriented sectors.

eFLOW® brings the same high level of accuracy and flexibility to a wide range of essential business processes within the organization. In 2011 TIS focused on the following solutions:

eFLOW® SharePoint Solution

eFLOW® Version 4.5  meets broad consumer demand with its preconfigured eFLOW® for SharePoint solution:eFLOW® for SharePoint enables document classification and metadata automatically captured from scanned documents to be integrated into the SharePoint environment. The data can be used to locate the correct upload position for the document within the SharePoint site taxonomy, populate document library metadata, select a Content type and populate associated metadata or pass information into a SharePoint workflow process.  Scanned documents can be uploaded either as standard TIF images or as full text PDF files, allowing the OCR data captured by eFLOW® to be indexed by the SharePoint search service.  The latest advances in eFLOW® mailroom technology also allow for non-scanned documents, such as MS Office documents, emails, faxes and other electronic file formats to be automatically processed using the same technology, providing a single document indexing and classification approach for all documents stored in SharePoint.

eFLOW® Digital Mailroom Solution

Over the years TIS has gained unique expertise in the successful implementation of high-volume and complex mailroom automation projects worldwide.  This solution allows all channels of information to be unified in one platform, combined into a single workflow, with all incoming mail handled digitally to populate downstream business systems.  This solution classifies and sorts all documents in many languages entering the organization and combines them into a single digital workflow. Whether mail is unstructured, semi-structured or structured in form, printed, handwritten or image, it is captured, and classified. Data is then automatically integrated with the various ERP, CRM, finance and purchasing systems in the enterprise. Document classification speeds of 100-200 documents per minute on a single processor result in improved efficiency leading to better customer service, enhanced relationships with suppliers and business partners, and reduced errors and associated costs. Typically companies can expect to see ROI in 12 months or less.

•	Rapid web workflow
The eFLOW® Mailroom workflow module allows the client to distribute information and documents in a company-wide standard, independent of format or source by using a standard web browser.

•	Automated, intelligent e-mail responses

eFLOW’s Automated Response Management solution gives enterprises the capability to respond to incoming e-mails with an automated contextual response. Using this module, organizations can reduce their costs in the contact center by up to 50%, and staff need only deal with responses that require specialist attention.

eFLOW® Invoice (Purchase-to-Payment (P2P) ) Solution

Accounts Payable and Purchasing Departments benefit from a completely streamlined process.   Automation provides data of the highest accuracy and means that manual data entry tasks are reduced, improving staff productivity. Integration with financial workflows and ERP systems such as SAP, Oracle, JD Edwards, Microsoft Dynamics and Sage, as well as various financial and purchasing systems further improves the efficiency of the enterprise’s P2P cycle.

A non-template solution, eFLOW’s technology understands the content and layout of any invoice, which ensures industry leading extraction statistics right out of the box. Vendor validation and PO matching at line level drives impressive straight-through processing rates and accelerates the business process.  The uniform platform facilitates invoice examination and easy multi-stage approval. Simple and consistent processes handle all types of invoice, of any structure, regardless of format: faxed, posted, or electronic.  Users can close month-end and year-end accounts faster and more accurately as the invoice is accessible in the system immediately after scanning. Using the system lets enterprises more easily achieve early payment discounts and elimination of late fees.  The solution offers full integration to SAP and to other leading ERP platforms, and can also be used outside of ERP systems. It features a scalable system architecture which is flexible to adapt to each enterprise’s individual needs.

•	eFLOW® Invoice Reader - captures invoices, extracts the content and validates it against ERP data.

•	eFLOW® Invoice for SAP - seamlessly integrates to existing SAP systems, speeding up the workflow of accounts payable teams.

•	eFLOW® Invoice for Web - eFLOW® Invoice technology can also run outside of ERP systems for enterprises that do not want to use the internal ERP workflow

•	eFLOW® Invoice Workflow

An optional Workflow module handles invoices that were not automatically posted after export. These are delivered to the eFLOW® Invoice Workflow Inbox for efficient handling of  complex multi-line invoices that contain discrepancies against existing purchase orders and the automatic coding and routing of Non PO invoices to the correct business user.

o	Multiple User Interfaces i.e. Outlook, Web and Mobile for ‘approve on the move’
o	Complete Automated PO Exception management
o	Intelligent Non PO routing and approval with multi-tiered approval rules and limits
o	Comprehensive Business Intelligence module

•	eFLOW® Sales &Purchase Order Solution

Sales and Purchase Orders - eFLOW® gives the Sales Department ultimate control in processing their Sales and Purchase Orders quickly, efficiently and correctly – providing more time to generate revenue, and improve customer satisfaction and retention.  eFLOW® Purchase Order automatically processes incoming sales orders of any delivery format (such as fax, paper, email and EDI) and integrates that data into the back-end systems.

eFLOW® Purchase Order Reader automatically captures, and extracts content from Purchase Orders, and validates it against ERP data.   Extracted data is classified and verified, and fed directly into the relevant ERP system for action. Data is captured up to 80% faster, and a data interpretation rate of 99% can be achieved. eFLOW® Purchase Order Reader integrates with SAP, Oracle and other ERP systems with the capture and workflow running internally or externally depending on the ERP system used.  eFLOW® Purchase Order Reader uses up to date and best of breed technologies which guarantee the following benefits:

•	Simple and consistent processes handle all types of purchase orders of any structure, regardless of format: faxed, posted, or electronic.

•	Works with artificial intelligence and uses free form rule types to identify the relevant fields and data

•	Orders and attachments can be processed easily and efficiently. This includes complex tables, line structures and multi-page documents

•	To achieve the highest data accuracy a progressive voting algorithm is used, minimizing errors

eFLOW® Purchase Order for SAP -  captures sales and purchase order data, automatically verifies it against the data in SAP.

eFLOW® Purchase Order for Web - eFLOW® purchase order technology can also run externally to ERP systems

eFLOW® Forms Classification Solution

The Forms Classification solution automatically extracts information from all types of forms in any format: paper, fax, internet, email, XML and digital images, and transfers the information to the system used by the enterprise.

•
Automatic improvements  - The solution drastically cuts the time needed to process inbound forms and transfer the data to information systems. Most of the validation steps in the data capture cycle rely on eFLOW’s artificial intelligence modules, which largely eliminate the need for user intervention. As a result, productivity rates increase and resource optimization improves.

•
Advanced data recognition - eFLOW® applies advanced character recognition technologies to accurately recognize the information placed in all fields of a document. Multiple recognition engines (OCR/ICR/OMR) are used with different voting methods to attain automatic character recognition with the highest possible accuracy, without any need for human input. eFLOW® Forms is designed to recognize every possible variation enclosed within a form, such as machine-printed and handwritten texts, tables, checkboxes and barcodes.  eFLOW® Forms uses TIS FormOut, DropOut and FeatureID methods to classify hundreds of different form types and layouts. TIS FormOut technology can be used to recognize a form without anchors, just by the layout of the document.  It removes the background of the form to achieve the highest possible recognition rates with sophisticated technology.

eFLOW® Industry Solutions

TIS has developed great expertise in providing innovative solutions to a range of vertical markets in both the private and public sectors.  With eFLOW® these clients gain a remarkable improvement in business process efficiency while greatly reducing their operating costs.  TIS has packaged eFLOW® in pre-configured solutions for the following sectors:

•	Government Departments & Statistical Offices

•	Banking

•	Finance

•	Insurance

•	Health Care

•	Energy & Utilities

•	Transport & Logistics

•	Postal Services

•	Retail & Manufacturing

•	BPO & Manufacturing Outsourcing companies

In the last few years up to and including 2011, TIS put particular development and sales focus on the banking industry in general, and on the eFLOW® Banking Platform in particular.

eFLOW® Banking Platform

TIS in particular places emphasis on its solutions for banks, helping them to meet their business ambitions;  For two decades TIS has worked with many of the world’s leading banks, combining knowledge of banking markets worldwide with expertise of how technology is best applied to provide real solutions to business issues, delivering sustainable business gain. The TIS install base includes many national and international banks, including many Tier 1 global banks and shared service centers.

Our eFLOW® Banking Platform accelerates business processes by serving as a gateway for any information entering the bank, whether paper based or electronic, in both the front, middle and back office. eFLOW® automatically captures, classifies and validates information from the incoming documents. Data is extracted using advanced recognition technology and validated against information supplied by Core Banking Systems. eFLOW® sends the extracted data to ECM, ERP, Core Banking systems, Risk systems, CRM workflow and archive systems.

TIS banking platform benefits:

•	Cost reductions - Deliver multichannel cost reductions and improve banking ratios, such as cost income

•	Fraud prevention, risk management and compliance – Prevent and detect fraud, protect reputation, secure and validate data, meet regulatory requirements, and deliver auditability and traceability

•
Business efficiencies – Lower transaction costs, more STP (Straight Through Processing) and automation, simplify customer on-boarding, streamline loan operations, improve payments, support business intelligence, improve productivity, make process efficiencies, and improve cash management

•	Cost control – Savings in workforce and storage overheads

•	IT efficiencies – Our SOA approach improves systems integration, delivers repeatable value and provides Banking IT services and process driven content management, enabling end-to-end solutions

•	Data control – Accessible, auditable, managed and accurate information in real time

•	Agility – The process driven approach enables banks to respond rapidly to changing demands. eFLOW’s dynamic capabilities enable rapid change to business processes to deploy enhancements

•
Customer relations – Manage customer relations in a more personalized way. High-speed business processes enable a better customer experience. Meet demands for convenient banking, as well as an integrated branch experience

•	Silent installation – Low cost deployment, ease of deployment and maintenance

Banks today are looking for technology platforms that integrate the entire front and backend information management needs into one flexible and modern architected platform, which fits in with banks’ stringent architectural requirements.  TIS’s banking platform is based on our proven technology eFLOW®. The open architecture allows the implementation of any module from the eFLOW® suite, and the seamless integration to other applications in the bank, as well as between branches and the HQ.

The eFLOW® platform, through  our business rules and workflow engines, delivers the technical infrastructure to manage and deploy complex ECM solutions from OCR/ICR scanning engines and auto response services. Complex processes can be designed and deployed centrally or in distributed environments, where on or offline capabilities for branch operations can be delivered as part of the solution.  TIS’s Banking platform enables ECM applications to be seamlessly integrated with existing and new banking solutions, e.g. Core Banking, Mobile Banking, Case Management, Risk and Compliance, Payment, CRM applications, Business Intelligence systems, existing enterprise workflow and document management systems; ensuring a gain of maximum return from investments made in existing and legacy systems.

TIS solutions landscape for banks includes:

o	Front Office Relationship Manager
o	Banking Back Office
o	Enterprise Gateway
o	Common Banking Services

The eFLOW® Banking Platform is an application and process driven family of forms-based applications and data capture solutions that empowers banks, its customers and business partners to collaborate successfully - anywhere, anytime. The eFLOW® Banking platform will enable banks to capture, verify and use critical content and data that is entering the enterprise in order to drive the business.  Information listed on structured forms and documents such as credit applications, new account forms, mortgage and loan applications and others can be captured faster and more accurately and delivered to the enterprise applications that provide customer service.

eFLOW® handles common semi-structured documents, such as invoices, purchase orders, credit notes and others, that form part of the normal class of business transactions among trading partners.

From core document driven banking functions to straight through processing initiatives, eFLOW® integrates paper, images and electronic data including web-based application into one enterprise platform solution.

Purchase-to-Payment/ Invoice Processing for Banks

The eFLOW® Banking Platform integrates with all ERP and financial systems, ensuring accurate data enters the banking systems without delay. From order to payment, processes are streamlined, and with manual data entry and error resolution tasks reduced, Accounts Payable and Purchasing teams can work more efficiently.  The platform has the ability to build in compliance, such as KYC, SAM, WLC, AML and fraud detection and prevention into the banking process and business rules being deployed.

Mobile Banking Solutions

In early 2012 TIS introduced new mobile banking solutions to address the banking industry’s need to offer customers value-added services that will result in a significant advantage in today’s competitive banking market.  Checks, utility bills and invoices can be easily and securely sent to the bank for deposit or payment using a camera-equipped smartphone.

These financial institutions have begun to recognize a new and increasingly high priority demand from the market to enable access to bank accounts via smart phone.   Applying its image processing knowledge to develop data capture applications for the smart phone, TIS has launched its first such application focused on mobile banking, which enhances the eFLOW® banking platform.

Mobile banking offers a huge market opportunity at present; it’s a new technology, a new concept that represents at least a $1 billion opportunity.  A research paper published by Harvey Spencer Associates indicates that mobile capture application revenues will reach the multi-billion dollar level over the next 5-6 years.

Another research study published in October 2011by Alix Partners (“Mobile Remote Deposit Capture: Changing how consumers bank and banks compete”) predicts that by 2016 nearly half of U.S. adults will adopt mobile banking. The market for Mobile Remote Deposit Capture (RDC), which processed only 2% of check deposits in 2011, is projected5 to reach 38% in 2016.  Check migration to mobile RDC is expected to grow to 2.1 billion checks by 2016, or 73% of the total volume of paper checks. The study goes on to estimate that this migration will save the banking industry some $1.6 billion in teller cost savings, explaining the strong interest of banks in these applications.  Moreover, the study indicates a high consumer demand for mobile banking, which is even becoming a critical factor for consumers in choosing their primary bank.

To summarize, we are focusing our mobile application development primarily towards mobile banking; we have identified a great opportunity to expand the scope of the eFLOW® Banking Platform with a mobile banking application, for which there is an especially large demand in the US.

Principal Markets

As of December 31, 2011, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and Eastern Europe, South Africa and Australia.  We have several local sales and technical representatives in France, Spain, Italy, the Netherlands and Australia.  These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. dollars in thousands)

	2009		2010		2011
	$	%	$	%	$	%
Europe	8,006	72%	6,055	67%	10,370	74%
Far East (excluding Japan)	1,802	16%	1,176	13%	713	5%
Japan	273	2%	312	3%	347	2%
North and South America	1,078	10%	1,590	17%	1,635	12%
Africa	10	-	16	-	864	6%
Israel	42	-	16	-	120	1%
Total	11,211	100%	9,165	100%	14,049	100%

Service Revenues by Region
(U.S. dollars in thousands)

	2009		2010		2011
	$	%	$	%	$	%
Europe	8,411	69%	8,260	65%	10,111	69%
Far East (excluding Japan)	1,960	16%	1,848	15%	2,258	15%
Japan	770	6%	1,134	9%	851	6%
North and South America	1,030	8%	1,236	10%	1,247	9%
Africa	44	-	67	1%	103	1%
Israel	108	1%	52	-	54	-
Total	12,323	100%	12,597	100%	14,624	100%

Competition

The data capture market is changing through increased demand to process information more rapidly. Document volumes are growing at the same time as competition is intensifying.

The market is fragmented and is characterized by local application and requirement differentiations, vertical solutions and various combined software offerings to customers. Competitors usually focus on one or more business processes and their solutions address different needs derived from the customer company size, industry, geography and platform.

Within the ECM lifecycle, TIS positions itself primarily in the Imaging and Capture phase, which precedes content management. While TIS focuses on Image and Capture, the big three ECM players (IBM, Opentext, and Oracle) primarily focus on what comes after Capture, which is Content Management, BPM and Records Management.

TIS focuses on the source of origination of physical or electronic documents entering an organization. In relation to the smaller players, TIS’s eFLOW® platform was built from ground up and covers the entire spectrum of Capture / Imaging, as opposed to the other players focusing on specific areas (such as accounts payable or invoices). The data capture/imaging market is highly fragmented with more than 50 players. TIS competes with EMC, Kofax (KFX, Not Rated), Readsoft (RDSFF, Not Rated), Datacap, Mitek (MITK, Not Rated), Banctec, AnyDoc, eCopy, Global360, Ikon, Itesoft (IE, Not Rated), Parascript, Scansoft, Scan Optics, as well as manual data entry systems.

Globally, TIS’s three main competitors are Kofax, Readsoft and EMC. Kofax which became the market leader via acquisitions and strong distribution channels, Readsoft is our second competitor mainly in the AP - Invoice solution and especially in the EU market and EMC who acquired Captiva and is strong in the global enterprise marketplace.  In certain markets such as in the United States and Europe, we compete with more than one company supplying similar solutions. In the Asia Pacific region we compete mainly against local technology providers and the large global competitors. The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespan.

However, the company’s flagship product eFLOW® acts as a single platform for various modules and reads all the documents flowing into the business units, giving users multiple options and choices of where and how to harness the information extracted from these documents. We believe that the flexibility and technical superiority of a single platform provides TIS the advantage when addressing huge volumes, short turnarounds, complex documents while supporting a wide range of document management applications, thus optimizing investments and resulting in a low total cost of ownership by organizations.

In terms of revenue, the worldwide content management software market is concentrated at the top and fragmented at the bottom. As is evident, the top-10 vendors accounted for 65.6% of the worldwide content management software revenue in 2010, while as many as about 1,000 vendors accounted for the remainder 34.4%, according to IDC. IBM is the world’s largest content management software vendor with a revenue market share of about 15.4% in 2010, followed by OpenText (11.5%), EMC (10.4%), Microsoft (7.3%), Oracle (5.1%), Autonomy (AU, Not Rated) (4.1%), Kofax (3.9%), Hyland Software (3.5%), and Laserfiche (2.4%). In contrast to low-single digit revenue de-growths of the top-3 vendors (IBM, OpenText and EMC), the majority of the top-10 vendors and pure play vendors witnessed strong double-digit revenue growth rates in 2010, with the recovery in the global economy and the resulting demand for large compliance-driven projects, need for integration of enterprise content management with enterprise applications, and increasing customer interest in case management, web content management and capture management applications.

A dominant player in the Image and Capture segment

Coupled with deep domain knowledge, best practices and experience in horizontal lines of business from traditional Forms Processing to Digital Mailrooms and Accounts Payables that spans across all industries, TIS holds more than 20 years of experience in this niche and growing segment of ECM. From the vertical industries like Financial Services, including banking and insurance, manufacturing and government, the company has frameworks and processes over the years that provide significant barriers of entries for new players.

TIS’s core competitive advantage is derived from its proprietary product, eFLOW®, a single platform which reads all documents flowing into business units, giving users multiple options and choices where and how to harness the intelligence and information that has been extracted from these documents. In addition, customers who purchase the eFLOW® platform benefit from their ability to utilize the platform for a wide range of document management applications, thus optimizing their investment and enjoying a low Total Cost of Ownership.

eFLOW®: End-to-end solution provider in an underpenetrated market

The content management software market’s revenue is expected to reach $6,132.2 million in 2015 from $4,251.8 million in 2010, growing at a CAGR of 7.6%, according to research firm IDC. The expected growth will be driven by strong growth in the Asia-Pacific region, compliance initiatives, need for tighter integration of content with enterprise applications or information systems. Moreover, the content management market is largely underpenetrated and far from saturation, as many organizations continue to use traditional methods such as file servers, run homegrown systems, or aging legacy systems for handling critical information. Only 17% of companies currently use automated invoice processing and content extraction for processing paper invoices. We believe that the high anticipated growth rate across the industry will benefit TIS as it has a strong market position in the Image and Capture segment through its eFLOW® product  across various industry verticals.

Customers

In 2011 TIS achieved significant wins with its different leading solutions, among which Digital Mailroom was especially significant.  During the year DMR was selected by a leading German Bank, a leading Insurance Company, financial outsourcing company HML, a UK-based international healthcare provider, and World’s Foremost Bank, headquartered in Lincoln, Neb., a subsidiary of Cabela’s Incorporated (NYSE: CAB). At Barmer GEK, Germany’s largest state health insurance provider, the eFLOW® solution will serve as a platform for both automated mailroom and invoice processing across numerous company locations.  All of these organizations recognize dramatic savings on document-intensive manual labor that can be automated with DMR.

In the banking vertical, TIS won an important project with the Asian-Pacific arm of Bank of America, an example of TIS delivering best-of-breed data content management solutions to the banking sector. Seeking to increase their loyalty, the bank decided to select our eFLOW® banking platform to offer its corporate customers an invoice matching and reconciliation service to let these companies collect payments more efficiently.  Leveraging a matching engine that automatically examines electronic invoices and remittance notices and compares them to actual payments transferred, the solution isolates and resolves discrepancies, letting the bank’s customers focus more resources on their core business. The Asian-Pacific arm of Bank of America joins other global banking clients including CITI, Standard Charter and Deutsche Bank as global clients.

We won contracts such as that with Treibacher Industrie AG., who use eFLOW® to automate the processing of more than 40,000 invoices per year, and with CNH America, a division of Fiat International S.p.A., who process over 1,000,000 electronic invoice files annually. Based on TIS strong leadership position as a data capture service provider for governmental organizations, during 2011 as in 2010 we also secured many census contracts, such as with Argentina, South Africa and Germany for processing of more than 580 million documents, each project typically involving a 6-month time frame. In the first quarter of 2012, we won a $2 million contract for the Italian census.

Diversified Customer Base

The company has a well-diversified customer base that mitigates the impact of reduced demand from any sector, or during an economic slowdown in any country.

Our experience shows that our customers choose one or more of our applications and gradually adapt more of our solutions. Moreover, existing mid-sized customers grow and choose TIS to continue as their data capture partner. Larger organizations are seeking to standardize their capture image management technologies across the enterprise. The company saw growing interest from existing partners and customers in the form of expansion of eFLOW® to additional departments and also via the addition of new applications and capabilities to existing solutions.

Seasonality

Our business significantly depends upon the requirements of large corporations and governmental agencies.  As many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year. This mode of operation affects our results of operations throughout the year. Nevertheless, in Japan and the United Kingdom, fiscal year for most of our customers ends on March 31. Thus activity in the Japanese and UK markets tends to reduce the seasonality of our business.  See the section of Item 5 herein entitled “Sale Cycle” for additional details.

Marketing Strategy

In 2011, we grew revenues by close to one-third, almost doubled operating profit, and repaid all our convertible debentures.

In addition, during 2011 we:

•	Enhanced our eFLOW® Banking Platform

•	Deepened market penetration of the eFLOW® Banking Platform and Digital Mailroom (DMR) solutions

•	Continued the 2010 launch of our business partner channel program

•	Won contracts in non-core growth areas, diversifying our revenues

•	Grew recurring revenue

We are committed to building on these successes and reinforcing our competitive position.

Following the strategic decision we made in 2009 to expand our presence among banking and financial organizations, along with verticalization of eFLOW, we have created a dedicated solution to answer the specific needs of these customers. The solution has been successfully used by several major players in the finance market in the Pacific Rim. In 2010 and continuing into 2011 we translated this solution to other regions across the globe. In 2011 we continued to focus on our eFLOW® mailroom application, following an increased request for this solution, mainly in Europe. We saw continued demand for our Digital Mailroom (DMR) solution, which captures and classifies massive volumes of documents entering an organization and dispatches them for action. We intend to continue focus on DMR as a key element of our growth strategy. The DMR product has been well-received by enterprises that remain steadfast in their commitment to lowering operating costs with efficiencies gained through technology.

In addition to the elements of our growth strategy focus on the banking vertical and on the DMR solution, In 2010, we also initiated, a third growth driver, a global partner program. We developed this program with the goal of enhancing profitability while in parallel improving support and maximizing value for our customers worldwide. This program helps our partners expand their business and also enhances the visibility of TIS suite of enterprise content management solutions. We have added seven new partners to date and expect this initiative to expand further going forward.

Recurring revenue is also an important part of our business. Our contracts include high-margin annual maintenance fees, and this creates a dependable baseline of recurring revenue that becomes more and more meaningful as we grow our install base.
In addition to Digital Mailroom and Banking Platform, we also generated revenue through significant sales of our eFLOW® invoice and census product offerings.

We sell through a network of value-added distributors, systems integrators, original equipment manufacturers (“OEMs”) and partners in approximately 40 countries worldwide. The system integrators are managed via our sales and marketing force located in our sales centers in Europe, the United States and Asia Pacific and in our headquarters in Israel.

In 2011 an increasing proportion of our activity was based on our strong partnerships with large BPM (Business Process Management)/BPO (Business Process Outsourcing) players, to which our enterprise solution is attractive as it usually completes their own solutions.

In 2011 we signed an agreement with Konica-Minolta Iberia for strategic partnership, as well as with SQN Banking for partnership in the banking area.  We won numerous strategic projects through partners such as a mailroom project at a major German bank with Williams & Lea, and a reconciliation project at the Asian-Pacific arm of Bank of America Merrill Lynch that we implemented with SmartStream.

Looking ahead, we are focused on profitable growth.  We intend to focus on key core, high-margin products, namely eFLOW® Banking Platform and DMR, and on expanding sales through Global Partnerships. In these areas we help companies electronically manage content faster, better and cheaper, offering our customers a rapid ROI. We see enterprises looking to reduce operating costs to save money, enhance margins and ultimately raise profitability.

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

Intellectual Property Rights

Our success depends upon our proprietary software technology. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. We have not obtained any patents and we cannot assure you that we will file for or obtain any patents. In addition, we cannot assure you that:

•	Our pending patent application will result in the issuance of patent to us.

•	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

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

Likewise, on May 26, 2009, the USPTO registered our trademark TIS® for use in connection with “Application service provider (ASP) featuring software, technical consultation and technical assistance in the field of computer systems and installation, maintenance, and updating of computer software” in International Class 042 (U.S. CLS. 100 and 101). Similarly, on May 26, 2009, the USPTO registered our trademark TOP IMAGE SYSTEMS® for use in connection with “Technical consultation in the field of computer systems; technical assistance in the nature of technical support services, namely, troubleshooting of computer hardware and software systems; installation, maintenance and updating of computer software”, in International Class 042 (U.S. CLS. 100 and 101).

Warranty and Service

We generally negotiate our warranty obligations with respect to our products on a case-by-case basis.  Normally our warranty period is up to three months. We may be exposed to potential product liability claims by our customers and users of our products. Currently, we hold worldwide product liability insurance and professional indemnity policies that provide coverage limited to different amounts up to $9 million. Despite this coverage, a successful claim against us for product liability could have a material adverse effect on our financial condition.  While we have not experienced material warranty liability in the past, we cannot assure you that future warranty expense will not have an adverse effect on us.

We have various maintenance and support agreements with our customers. These agreements typically provide us with regular payments of fees ranging 15-20% per annum of the applicable license fees. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

Governmental Regulation

The government of Israel encourages research and development projects through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In exchange for assistance provided by the Israeli government in connection with research and development costs we are committed to paying to the Israeli government royalties at the rate of 2% to 3.5% of revenues from sale of our FormOut!™ and eFLOW® software, up to a maximum of 150% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. Our total outstanding obligation in respect of royalty-bearing government participation received or accrued, net of royalties paid or accrued, was approximately $80 thousand  as of December 31, 2011.

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

We also benefit from being designated as an “Approved and Benefited Enterprises” under Israel’s Law for the Encouragement of Capital Investments, 1959.  For additional information, see the section below entitled "Additional Information - Law for the Encouragement of Capital Investments, 1959.”

Additionally, we may be subject to varied regulation in the markets where we sell our products.  The burden of complying with such regulatory schemes (which may be contradictory) could have a material adverse effect on our ability to diversify or grow our sales.

Organizational Structure

Top Image Systems Ltd. is the parent company of several companies. It has a number of subsidiaries worldwide, the most significant and operational of which are the following wholly owned subsidiaries:

—	TIS America Inc. (incorporated in Delaware);

—	Top Image Systems UK Limited (incorporated in the United Kingdom);

—	Top Image Systems (2007) UK Limited (incorporated in the United Kingdom), formerly known as CPL;

—	TIS Deutschland GmbH (incorporated in Germany);

—	Top Image Systems (Asia Pacific) Pte. Ltd (incorporated in Singapore), formerly known as Asiasoft Global Pte Ltd ; and

—	TIS Japan Ltd. (incorporated in Japan)

Top Image Systems (Singapore) Pte. Ltd and Asiasoft System (China) Limited, are wholly-owned subsidiaries of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd. Top Image Systems (China) Ltd. Is a wholly-owned subsidiary of Asiasoft System (China) Limited, and is currently not operational.

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located around the world in Cologne, Germany, London, United Kingdom, Tokyo, Japan, and Singapore. We also have several regional offices in Paris, France, Delft, the Netherlands and Hong Kong.

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	14 thousand	670	2014
Cologne, Germany	24 thousand	740	2016
London, United Kingdom	6 thousand	130	2012
Tokyo, Japan	6 thousand	120	2013
Hong Kong	3 thousand	100	2012
Singapore	15 thousand	200	2014

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis of financial condition and results of operations

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

We develop and market our software solutions to wide range of customers, based on one end-to-end solution that automatically classifies, recognizes and understands data  processed into the organization systems. We process, validate and integrate the data into ERP, CRM and workflow systems, while our solution, eFLOW® Unified Content Platform, performs business-critical key data capture, lying within incoming documents (paper forms, eForms, fax, image files, microfiche and electronic).

In 2011 we had net income of $2,350 thousand compared to net loss of $460 thousand in 2010. Our net loss in 2010 was adversely affected by several factors, mainly by financial expense relates to fair value of convertible debentures amounted to $2,119. In October 2011we eliminated our debt, therefore, we had financial expenses related to fair value of convertible debentures which amounted to $741 thousand in 2011.

Sale Cycle

Our sales to end-user customers, value-added resellers, distributors and system integrators are made on open credit terms and we do not hold collateral to secure payment. The terms of the arrangements with these customers, generally, do not provide them with the right to return the purchased products or solutions.  Payment with respect to such sales is generally due within a specified period following receipt of an invoice.  The period varies from customer to customer, but usually we provide credit terms of up to 120 days for end-user customers and up to 180 days for resellers, distributors and system integrators.  In some arrangements, management can offer longer payment terms as mentioned above, evaluating business sense, creditworthiness of the customer and other facts needed to establish such decision.

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
(U.S. dollars in thousands)

	2009		2010		2011
	$	%	$	%	$	%
Europe	16,417	70%	14,315	66%	20,481	71%
Far East (excluding Japan)	3,762	16%	3,024	14%	2,971	12%
Japan	1,043	4%	1,446	7%	1,198	4%
North and South America	2,108	9%	2,826	13%	2,882	10%
Africa	54	-	83	-	967	3%
Israel	150	1%	68	-	174	-
Total	23,534	100%	21,762	100%	28,673	100%

Acquisitions and Dispositions

Our business and financial position during the three years ended December 31, 2011 were influenced by the acquisition of Capture Projects Ltd., which was completed in 2007 and increased our presence in the UK and the acquisition of Asiasoft which was completed in two stages, in 2007 and 2009, and increased our presence in Singapore and Hong Kong.

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

We account for software sales in accordance with ASC 985-605 “Software". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (“VSOE”) of fair value. Revenues are allocated under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

When a non-typical sales arrangement contains multiple elements of software and non-software components, we adopted, on a prospective basis, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). The adoption did not have a significant impact on the Company's net revenues for the year ended December 31, 2011, than the net revenues that would have been recorded under the previous accounting rules.

When a sales arrangement contains multiple elements of software and non-software components, we allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognizes revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we requires that a substantial majority of the selling prices fall within a reasonable range based on historical discounting trends for specific products and services. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. The ESP is established considering multiple factors including, but not limited to pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

The adoption of ASU 2009-13 and ASU 2009-14, did not have a significant impact on our net revenues for the year ended December 31, 2011, than the net revenues that would have been recorded under the previous accounting rules.

Arrangements that include consulting/professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting based on ASC 605-35, on the percentage of completion method, in accordance with the “Input Method”, provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding our ability to complete the contract and to meet the contractual terms. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed. As for contracts in which a loss is anticipated, a provision is recorded for the full amount of the expected loss, in the period in which such losses are first determined. As of December 31, 2011, no such estimated losses were identified.

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

We operate in one operating segment, this segment covers our only reporting unit.

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

We have no proceedings outstanding.

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

Recently Enacted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. We do not expect the adoption of this update to have a material effect on our consolidation financial statement.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011.

We do not expect the adoption of this update to have a material effect on our consolidated financial statement.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted.

We do not expect the adoption of this update to have a material effect on our consolidated financial statement.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011.

We do not expect the adoption of this update to have a material effect on our consolidated financial statement.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required.

We do not expect the adoption of this update to have a material effect on our consolidated financial statement.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	%	%	%

Products revenues	47.6	42.1	49.0
Services revenues	52.4	57.9	51.0
Revenues	100.0	100.0	100.0

Cost of products revenues	5.9	3.7	5.8
Cost of services revenues	33.4	34.7	33.2
Cost of revenues	39.3	38.4	39.0

Gross profit	60.7	61.6	61.0
Research and development costs, net	6.6	7.6	6.9
Selling and marketing expenses	30.6	28.3	27.0
General and administrative expenses	18.6	17.7	15.3

Total operating expenses	55.8	53.5	49.2

Operating income	4.8	8.1	11.8
Financial expenses, net	(23.2)	(10.1)	(3.2)

Income (loss) from continuing operations before taxes on income	(18.4)	(2.0)	8.6
Taxes on income	(0.4)	(0.1)	(0.4)
Other income (expenses), net	(0.1)	(0.0)	(0.0)
Income from discontinued operations	0.1	-	-

Impairment losses of affiliated companies	(2.9)	-	-

Net income (loss)	(21.7)	(2.1)	8.2

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues.  Total revenues for the year ended December 31, 2011 amounted to $28,673 thousand compared to $21,762 thousand for the year ended December 31, 2010, an increase of 31.8%. The increase in revenues was driven by our  focus on digital mailroom over the last few years as well as several census projects that occur once every few years.

Product revenues increased by $4,884 thousand, or by 53.3%, from $9,165 thousand in 2010 to $14,049 thousand in 2011. Service revenues increased by $2,027 thousand, or by 16.1%, from $12,597 thousand in the year ended December 31, 2010 to $14,624 thousand in the year ended December 31, 2011. The increase in service revenues was due to the increase in our maintenance stream and to larger deals done by the company.

Cost of Revenues.  Cost of Revenues increased by 33.9%, from $8,350 thousand in 2010 to $11,184 thousand in 2011.

Cost of revenues from products increased by 108%, from $803 thousand in 2010 to $1,670 thousand in 2011. The increase is a result of higher expenses to third party product costs.

Cost of revenues from services increased by 26.1%, from $7,547 thousand in 2010 to $9,514 thousand in 2011 as a result of the increase in headcount.

Gross margin slightly decreased by 1% from 62% gross margin in 2010 to 61% gross margin in 2011.

Research and Development.  Research and Development expenses increased by 20%, from $1,647 thousand in 2010 to $1,976 thousand in 2011. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The increase is the result of recruiting additional personnel  in 2011, with our personnel at R&D and quality assurance teams increasing from 12 at the end of 2010 to 23 at the end of 2011.

Selling and Marketing. Selling and Marketing expenses amounted to $7,748 thousand in the year ended December 31, 2011 and $6,160 thousand in the year ended December 31, 2010. This 25.8% increase  is the result of recruiting  additional sales and marketing personnel in 2011 with our personnel increasing from 23 at the end of 2010 to 34 at the end of 2011.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2011 amounted $4,383 thousand, compared to $3,845 thousand for the year ended December 31, 2010. This increase of 14% is the result of professional and administrative expenses required due to growth of the company and to incentives given to certain employees.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2011 decreased to $911 thousand, from $2,190 thousand for the year ended December 31, 2010. This decrease is primarily due to lower influence of fair value change of our convertible debentures , which we completely repaid in October 2011.  Starting January 1, 2008, in accordance with ASC 825, we recorded the debenture at their market value (for further details please refer to the Note 9 of our financial statements).

Net income (loss).  As a result of the foregoing, we earned a net income of $2,350 thousand at 2011 and suffered a loss in the amount of $460 thousand in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Total revenues for the year ended December 31, 2010 amounted to $21,762 thousand compared to $23,534 thousand for the year ended December 31, 2009, a decrease of 7.5%. The decrease in revenues is due to our strategy to increase profitability by cessation of non-profitable activities in 2010. Our office in China was closed at end of December 2009, which affected our revenues in 2010.

Product revenues decreased by $2,046 thousand or by 18.2%, from $11,211 thousand in 2009 to $9,165 thousand in 2010. Service revenues increased by $274 thousand or by 2.2%, from $12,323 thousand in the year ended December 31, 2009 to $12,597 thousand in the year ended December 31, 2010. The decrease in products and increase in service revenues was primarily due to the shifting from products to services, as part of the trend of buying full comprehensive solutions.

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

Financial Income (expenses), net.  Our net financial expenses for the year ended December 31, 2010 decreased to $2,190 thousand, from $5,452 thousand for the year ended December 31, 2009. This decrease is primarily due to lower increase in fair value of our convertible debentures (increase of 19% in 2010 as compared to 111% in 2009), which are recorded, starting January 1, 2008, in accordance with ASC 825, at their market value (for further details please refer to the Note 9 of our financial statements).

Impairment losses of affiliated companies. In December 2009 we recorded a write off of $677 thousand mainly for write-off of  an investment in affiliated companies.

Net income (loss).  As a result of the foregoing, we suffered a loss in the amount of  $460 thousand in 2010 compared to net loss of $5,098 thousand in 2009.

Impact of Currency Fluctuation and Inflation.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel (NIS), UK Pound and Singapore dollars. In periods when the U.S. dollar fluctuates against these other currencies, our reported results of operations may be adversely affected.

 The annual rate of inflation in Israel was 2.7% and 2.2% in 2010 and 2011, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2010 and 2011, the appreciation of the NIS against the dollar, amounted to 6% and -8% respectively.

From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

Political and Economic Conditions in Israel Affecting our Business.

Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has governed Gaza.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, with whom Israel currently has a free trade agreement. In addition, the first few months of 2011 have been marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and in the last few months of 2011, Syria as well culminating in the ouster of certain leaders in some of those countries, and the first few months of 2012 were marked by increased tension relating to Iran’s nuclear capabilities and the potential response of Israel and the international community to the notion of Iran gaining nuclear capabilities.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners as a result of or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

Economic Conditions.

The Israeli government’s monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth.  We cannot assure you  that the Israeli government will be successful in its attempts to keep prices and exchange rates stable.  Price and exchange rate instability may have a material adverse effect on our business.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is a membership in the Organization of Economically Developed Countries. Israel and the European Economic Community, now known as the European Union, concluded a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA (European Free Trade Association), which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, although such deterioration did not result in any suspension or termination of such agreement. We cannot assure you that the recent increase of armed conflict and hostility and the significant deterioration of Israel’s relationship with the Palestinian community will not have an adverse affect on our ability to conduct trade in the international market.

Liquidity and Capital Resources

As of December 31, 2011, we had $2,090 thousand in cash, cash equivalents, compared to $1,763 thousand as of December 31, 2010.

Our capital resources are derived from our daily operating activity. In 2011, we generated $4,369 thousand of dollars that were used to repay our debt. We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our cash requirements for the upcoming year.

Net cash provided by operating activities for the year ended December 31, 2011 was $4,369 thousand as compared to $2,514 thousand in 2010. The increase in cash provided by operating activities in 2011 as compared to 2010 was mainly attributed to increase in deferred revenue as well as accrued expenses.

Net cash provided (used) by investing activities for the year ended December 31, 2011 was $(517) thousand as compared to $644 thousand in 2010. In 2011, net cash used in investing activities consisted primarily of increase in long term restricted cash.

For the years ended December 31, 2011 and 2010, the aggregate amount of our capital expenditures was $250 thousand and $153 thousand, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash used in financing activities was $3,482 thousand in 2011 compared to net cash used in financing activities of $4,206 thousand in 2010. The increase in net cash used in financing activities in 2011 as compared to 2010 is attributable to increase in repayment and repurchase of our convertible debentures.

Private Placement of Securities

On June 13, 2011, we closed a private placement transaction, which we refer to as “the private placement”.  In the private placement, we issued an aggregate of 1,425,000 ordinary shares at a price of $2.00 per share and warrants to purchase an aggregate of 441,750 ordinary shares at an exercise price of $2.20 per share, which we refer to as “the warrants”, pursuant to the Securities Purchase Agreement, dated June 6, 2011, that we entered into with investors.  The warrants may be exercised for five years after the closing date.  We also entered into the Registration Rights Agreement, dated June 13, 2011 with the investors in the private placement, pursuant to which we filed a registration statement on Form F-3 to cover the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the warrants issued in the private placement.   We used the proceeds of the offering of $2,497 thousand, net of issuance expenses, to repay, in part, the remaining principal balance of Original Debentures, as described below.

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

The arrangement was finally approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010.  The resulting amendment to the indenture pursuant to which the Original Debentures were issued was entered into on December 31, 2010, at which time we repaid debentures for NIS 11,091 thousand (approximately $3,124 thousand at such time) thereby reducing our outstanding principal balance to NIS 22,182 thousand (approximately $6,250 thousand at such time). Following this amendment to the indenture, the material terms of our debentures  provided as follows:

•
The principal amount was to  be paid in seven installments of NIS 3,169 thousand (approximately $893 as of December 31, 2010), the first of which was to be due June 30, 2011 and the remaining six payments were to  be due December 31 of each year beginning 2011.

•	Interest was to be paid semi-annually on June 30, and on December 31 of each year for so long as any part of the principal amount was outstanding.

•
Interest accruing on any portion of a principal payment paid when originally due according to the Original Debentures was to be at the Original Rate. Any principal amount or part thereof which payment was postponed in comparison to the Original Debenture was to be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment was made.

•
We couldat any time, prepay all or a portion of the principal payments which remained unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment was to be for no less than NIS 3 million and with respect to the last payment, no less than NIS 3.2 million, and provided, further that we could not make more than one repurchase in any calendar quarter.  Any prepayment was to be pro-rata to all debenture holders and the principal amount which remained outstanding after any such prepayment was to be equally divided between the remaining installments.

•	In the event that all of our stock or substantially all of our business was sold, we were obligated to prepay all the amounts outstanding under the debentures.

On June 30, 2011 we paid off NIS 3,169 thousand (approximately $925 thousand at the time of payment).

On July 18, 2011, we published on Tel Aviv stock exchange a tender to repurchase all outstanding Series A convertible debentures. We offered a price of 0.93 NIS for every 1 NIS par value. The offer was valid until August 1, 2011. On August 1, 2011, NIS 2,045 thousands par value repurchase offers were received and accepted, thereby reduced the outstanding principal balance to NIS 16,968 thousands ($ 4,969).

During August 2011, we purchased $ 4,280 par value (NIS 13,182 thousand par value) of its outstanding convertible debentures for $ 3,569.

In September 2011, we offered repayment of the entire remaining outstanding amount of debentures (NIS 3,786 thousands per value) at the full value of the debenture, which is equivalent to 1 NIS par value. On October 2, 2011, we paid to all the remaining debenture holders 1 NIS par value, equivalent to 100% of the debentures’ value for $ 1,020. Following this payment our indebtedness under the debentures was eliminated.

Line of Credit

We currently have a short-term line of credit with Leumi Bank.  The total amount available under this line of credit is $600 thousand.  During 2011 we did not use the line of credit and therefore no interest expenses were recorded. The short-term line of credit bears interest rate of Libor + 4% .The actual Libor interest rate at December 31, 2011 was 0.2963%. Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets.

The financial covenant in connection with the credit line, require that our annual consolidated EBITDA commencing from the year ended December 31, 2011 and onwards shall be no less than $1,500. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year. As of December 31, 2011, we were in compliance in all respects with the covenants in the line of credit agreement.

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

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  In 2011 as part of our position strengthening, we invested much more in research and development with expenses level of $1,976 thousand in 2011, $1,647 thousand in 2010 and $1,558 thousand in 2009. As of December 31, 2011, 23 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Trends

Worldwide content management software market – an estimated $6.1 billion market opportunity by 2015

Content management forms the basic foundation or infrastructure for knowledge management. As defined by IDC, content management software develops, organizes, manages and stores compilations of digital works in any medium/format, and includes document management, web content management, capture and image management, digital asset management, and records management. Despite low-single digit revenue de-growths from the top-3 vendors IBM (IBM, Not Rated), OpenText (OTEX, Not Rated) and EMC(EMC, Not Rated)), the worldwide content management software market bounced back in 2010, with the improvement in the global economic conditions and the resulting demand for large compliance driven projects, need for tighter integration of enterprise content management with enterprise applications, and growing customer interest in case management, web content management, and capture management applications. In 2010, the worldwide content management software revenue grew 5.3% year over year to reach $4.3 billion, according to International Data Corporation (IDC).

Going forward, IDC forecast the worldwide content management software market to reach $6.1 billion in 2015, growing at a CAGR of 7.6% between 2010 and 2015. This expected growth will be mainly driven by a host of factors -- strong growth in Asia Pacific and Americas regions, compliance-driven initiatives, integration of enterprise content management systems with enterprise applications, need for optimizing content- and document-intensive business processes via content-enabled applications (e.g. case management applications), investment in capture and image management solutions for automating manual document-intensive business processes, and investment in web content management to retain customers through online channel in more interactive and personalized ways. Moreover, the content management market still remains highly underpenetrated, as many organizations still use traditional methods (e.g. file servers or run homegrown systems or aging legacy systems) for processing their critical information. According to Harvey Spencer Associates Inc., only about 17% of the companies worldwide presently employ automated invoice processing and content extraction as their primary method for processing the paper invoices. This low-penetration level provides ample room for scalable development of the overall content management market.

The Americas region is the largest content management software market worldwide (representing 57.0% of the worldwide content management software revenue in 2010), followed by the Europe, Middle East and Africa (EMEA) region (32.9%) and Asia Pacific region including Japan (10.1%), according to IDC. IDC expect the content management software market in the Asia Pacific and Americas regions to witness comparatively faster growth (CAGRs of 9.1% and 8.2%, respectively) between 2010 and 2015 vis-à-vis CAGR of 6.0% in that of the EMEA region.

Capture and image management is one of the fastest growing sub-segments of content management market

Capture and image management software solutions enable organizations to automate and streamline manual, document-intensive business processes and workflows into more structured and useful electronic data/information, which help drive return on investment (ROI) via improved business process efficiency and information worker productivity, and containment of costs. Capture and image management solutions offer capture capabilities (conversion of scanned documents into text), indexing capabilities (generating metadata for scanned documents for search purposes), storage and retrieval of scanned documents, classification of both scanned and electronic documents, intelligent extraction facilities, records management facilities, full text search, and other business process automation facilities (e.g. notification, approvals, exception handling, etc.).

According to IDC research, The capture and image management software market is one of the leading and fastest growing sub-segments of the overall content management market. Even during the economic slowdown, the sub-segment stood lesser impacted. As is evident, the worldwide capture and image management software revenue grew 1.3% year over year in 2009 vis-à-vis a 1.5% year over year decrease in that of the worldwide content management software market. In 2009, the worldwide capture and image management software revenue stood at about $972 million, and accounted for 24.1% of the worldwide content management software market.  Going forward, IDC forecast the worldwide capture and image management software market to reach $1.4 billion in 2014, growing at a comparatively higher CAGR of 8.0% between 2009 and 2014, with increasing investments by organizations in automation of manual, document-intensive business processes and workflows, and potential ROI benefits.

Growth Drivers

Compliance Initiatives

Compliance has emerged as a top priority for board rooms and senior management, with the strict and extensive rules and regulations stipulated by governmental and regulatory bodies (e.g. compliance with the Sarbanes-Oxley Act of 2002 and BASEL-II framework) worldwide. Accordingly, the compliance initiatives continue to drive investments in content management software solutions, driven by the growing need to capture, streamline, store and protect enterprise content for reducing compliance risks and costs. The leading content management software vendors (e.g. IBM, OpenText and EMC) derive significant revenue from compliance and/or litigation preparedness deals.

Web Content Management

Web content management continues to be a dominant growth segment within the overall content management market, due to the continued shift in marketing budgets to the online channels. Vendors in web content management segment have seen very strong double-digit growth rates. Web content management has been evolving into Web Experience Management (WEM), which covers  personalization, targeting, testing, analytics, and other online marketing avenues, including community-building and social networking features and compatibility to publish to mobile and other devices.

Integration of enterprise content management systems with enterprise applications

The integration of enterprise content management system with enterprise applications enables organizations to realize the vision of their enterprise application investment (full automation of and completed visibility into enterprise business processes) and the vision of enterprise content  management (e.g. broad deployment). Vendors aggressively pursuing this opportunity include OpenText in partnership with SAP and Oracle (ORCL, Not Rated), and Perceptive Software in partnership with Microsoft (MSFT, Not Rated). Capture, classification, and intelligent extraction are fundamental to realizing this vision, and so are enterprise search, enterprise social, and information governance.

Potential ROI benefits from automating manual, document-intensive business processes

In document-intensive business processes, documents drive the work; for instance, invoice processing, sales order processing, opening of new accounts, citizen benefit enrollment, case management and contract management, etc.  Automation of manual, document-intensive business processes will help drive ROI via saving in document-processing time, improvement in business process efficiency and information/knowledge worker productivity and cost containment.  We estimate that some 86% of the documents in organizations worldwide involve manual paper processing, and automation can save up to 80% of the document-processing costs. Manually processing a document (e.g. an invoice, application or claim) can cost up to $25/unit. About 25% of invoices are paid late (incurring late charges and sometimes legal action), while 20% of the incoming documents contain irregularities (that delay processing).  In effect, there is significant room for increased ROI from investments in capture and image management software solutions in most organizations worldwide.  According to an April 2010 IDC survey, 59.6% of respondents stated that the ROI from their investment in capture and image management projects was as good as or better than the ROI from investments in other IT projects, while 29.3% of respondents stated the ROI from investment in capture and image management projects was as better or much better than that of their other IT projects.

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

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2011:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligation	2,970	1,128	1,626	216	-
Accrued severance pay	1,543				1,543

*Our contractual obligations and commitments at December 31, 2011 principally include obligations associated with our operating lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 11 to the consolidated financial statements for the year ended December 31, 2011 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 18, 2012.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Izhak Nakar	59	Chairman of the Board
Ido Schechter	51	Chief Executive Officer and Director
Gili Shalita	36	Chief Financial Officer
Michael Schrader	36	EMEA General Manager
Alex Toh kian Hong	36	APAC General Manager
Asael (Asi) Karfiol	46	External Director
Elie Housman	74	Director
Osnat Segev-Harel	49	External Director
Lyron Bentovim	42	Director

Izhak Nakar founded TIS in 1991, served as its Chairman of the Board and CEO from inception until  2001.  In 2001 – 2009, Mr. Nakar served as a Director of the company.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board.

In the beginning of 2009, Izhak Nakar purchased most of the shareholdings of Charterhouse Group International and become the Active Chairman of the Board and major stakeholders in the Company.

Mr. Nakar has co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

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

Gili Shalita has been the CFO of TIS since August 2008.  From August 2007 until she became CFO, Ms. Shalita served as the Director of Finance of the Company.  Prior to joining TIS, Ms. Shalita served as the Controller of PMC-Sierra Israeli branch (Formerly: Passave) since March 2005. From July 2003 until March 2005, Ms. Shalita served as risk and control manager of Intel Israel. Between the years 2000 and 2003,  Ms. Shalita worked at Ernst & Young Israel, as a CPA in the high-tech practice group. Ms. Shalita is certified licensed public accountant (Isr.). She holds a B.A. in Economics and Accounting from the Tel Aviv University and an MBA. in Finance from Bar Ilan University.

Michael Schrader is our general manager of EMEA and prior to that has served as manager of our German operation since 2004. Mr. Schrader has been with TIS since 1999, initially serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe.  Prior to joining TIS, Mr. Schrader was a software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a B.Sc. of Business Engineering and Administration and is an Associate Engineer of Siemens Technical College.

Alex Toh Kian Hong joined us in 2007 with our acquisition of Asiasoft and serves as general manager of our Asia Pacific ("APAC") operations. He founded Asiasoft in 2004 and has managed it since then. Asiasoft has been engaged in research & development in Capture, Content Management as well as solutions for shared services centers in its various facilities in Asia.  Prior to founding Asiasoft, Mr. Toh founded Virtual Homes Pte Ltd, an online 3D / VRML company providing users with online 3D designs of their own homes. Mr. Toh is a graduate of the National University of Singapore with a degree from its School of Computing.

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

Elie Housman has been a director of TIS since May 2000.  Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars.  Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer.  Mr. Housman was also the Chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry.  At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Bartech Systems International, Inc., which is a privately held company in the United States. Mr. Houseman is also the Chairman and CEO of Inksure Technologies. Elie Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Osnat Segev-Harel was elected to serve as an external director of TIS in December 2011.  Ms. Segev-Harel has excessive experience of over 15 years in the business development for high-tech companies. Ms. Segev-Harel serves as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular From 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.

Ms. Segev-Harel holds a Practical Engineering from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

Lyron Bentovim has been serving as a director of TIS since November, 2008.  Since August 2009, Mr. Bentovim has served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The information is based upon data provided to us by the relevant director or senior management member.

There are no familial relationships between any of the persons named above.  Elie Housman was initially appointed to the Board seat by Charterhouse which was a major shareholder of TIS until late 2008, pursuant to the terms of the investment by Charterhouse in us and a voting agreement with Mr. Nakar. Charterhouse is no longer a major shareholder in TIS and the voting agreement is no longer in effect.  For further details, see “Major Shareholders and Related Party Transactions - Significant Changes in Percentage Holding.”  Mr. Housman left the employ of Charterhouse in 2001.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2011 was approximately $1,142 thousand, including approximately $96 thousand, which were set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, for 2011 was $128 thousand. As of March 18, 2012, 652,908 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 8 persons), all of the options are currently exercisable or exercisable within 60 days of March 18, 2012. See “Share Ownership.”

On December 22, 2011, our shareholders approved our Board of Director’s decision that each director will receive compensation as follows:

•
Each of Messrs. Elie Housman and Lyron Bentovim will receive compensation for his service as a member of the Board of Directors, for 2012, in the amount of NIS 15,570 (approximately $4,200) per year and NIS 3,000 (approximately $810) for each meeting of the Board of Directors or any committee in which they participate. This compensation is equal (in NIS) to the compensation received by them during 2011.

•
Each of Mr. Asael Karfiol and Ms. Osnat Segev- Harel, will serve in 2012 on both the Board of Directors and the Audit Committee, and will receive compensation for his or her service, in the amount of NIS 27,075 (approximately $7,300) per year and an amount of NIS 2,120 (approximately $570) for each meeting of the Board of Directors or any committee in which they will participate.

•
Mr. Izhak Nakar and Dr. Schechter have waived, for 2012, any separate compensation in return for serving as a Director in excess of their compensation as the Active Chairman and the Chief Executive Officer of the Company (respectively).

For further details about Mr. Izhak Nakar compensation see “Related Party Transactions”.

Ido Schechter, our Chief Executive Officer who is also a director is entitled, by virtue of him being an employee of the Company, to severance compensation and other payments required by Israeli law upon termination of his employment.  The terms of severance are dictated by Israeli law and provide for one month’s salary for every year in which Dr. Schechter is employed by the Company.

Committees of the Board

Audit Committee

Our audit committee is comprised of Elie Housman, and the external directors Asael Karfiol and Osnat Segev-Harel.  The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, decide if certain actions are material or extraordinary to the company’s activity with relation to related parties transactions,  approving related party transactions as required by law, approving the internal auditor work plan, examining the internal auditing array of the company and the way the internal auditor is operating and determine if it has the sufficient tools as well as budget to operate, taking into consideration the size of the company and its special needs and to set arrangements regarding the ways of treatment given to complains by the company’s employees regarding impairments in the management of the company’s business and the protection give to such employees.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company and commencing September 2011 its chairman will have be an external director as well.  Furthermore, as required by the NASDAQ rules all the members of our audit committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

Compensation Committee

The Compensation Committee is comprised of Elie Housman, Lyron Bentovim and Asi Karfiol. The function of the Compensation Comittee includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s directors and executives and the overall compensation programs. The primary objective of the committee is to develop and implement compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value. The committee operates under a charter adopted by our Board of Directors.  However, notwithstanding the provisions of the Compensation Committee Charter, the Board of Directors decided to require the compensation committee to submit its recommendations to the Board of Directors, which shall be solely authorized to approve the recommendations of the compensation committee.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Lyron Bentovim, Izhak Nakar and Osnat Segev -Harel. The function of the Corporate Governance Committee includes assisting the board in fulfilling its responsibilities to assure that the Company is governed in a manner that will best serve its goals. The primary objective of the committee is to advise the Board with respect to: (a) board organization, membership and operations; (b) committees structure, membership and operations; and (c) other matters relating to corporate governance.

Independent Directors

The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 5605(a)(2) thereof.  The board of directors has determined that  Elie Housman,  Lyron Bentovim, Osnat Segev Harel and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

Israeli law requires that a public company, such as TIS, have at least two external directors. The two external directors of the Company are Osnat Segev Harel and Asael Karfiol.  The Companies Law requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the board of directors. The Companies Law also requires a company's board of directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  Our Board of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company's board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Asael Karfiol and Elie Housman both possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The board of directors has determined that Osnat Segev Harel possesses professional competence as required by the above mentioned regulations.

NASDAQ rule 5605(c)(3) provides that an audit committee must have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Elie Housman meets those requirements.

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2009	2010	2011
Israel	27	26	32
Germany and rest of Europe	48	58	80
Japan	8	7	7
USA & Latin America	5	5	8
United Kingdom	15	14	16
Singapore and Hong Kong	22	17	20
Shanghai, China	1	-	-
Total	126	127	163

    The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2009	2010	2011
Professional services	72	76	84
Research and development	11	12	23
Sales and marketing	22	23	34
Operations and administrations	21	16	22
Total	126	127	163

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,826,354 ordinary shares representing 16.5% of the Company’s issued and outstanding share capital, as of March 18, 2012.  Ido Schechter, our Chief Executive Officer, beneficially owned 699,920 ordinary shares representing 6.3% of the Company’s issued and outstanding share capital, as of March 18, 2012. Alex Toh Kian Hong, our APAC general manager, beneficially owned 406,666 ordinary shares representing 3.7% of the Company’s issued and outstanding share capital, as of March 18, 2012. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 18, 2012.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	204,445	2015 - 2021	$1.30 - $2.11
Ido Schechter	294,845	2013 - 2021	$1.30 - $2.11
All other directors and officers as a group	153,618	2013 - 2021	$1.30 - $2.20

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on behalf of us, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to such new plan (see below) and are subject to the terms of the new plan.  We have filed registration statements on Form S-8 covering our Employee Share Option Plans. ESOP 1996 and ESOP 2000 have no outstanding options.

On December 11, 2008, our Board of Directors approved a plan in which we offered our option holders an opportunity to surrender their “underwater” vested options and be issued  new options, each having an exercise price of $1.30 per share. The number of the options which have been outstanding before the introduction of the plan was approximately 1.4 million options with an average exercise price of $3.14 a share.

As of January 1, 2009, we issued options to purchase up to 641,390 of our shares in replacement of 1,071,300  options that have been surrendered to us. The reduction in the number of options to be issued was based on a formula that takes into account our share price as of January 1, 2009, the original option exercise price and the total number of the options held by each option holder. The total value of the options held by each option holder before and after the exchange of the options remained the same.  Except for the exercise price and the number of TIS shares, each new option has the same terms as the original option and will expire on the expiration date of the original option.  Below is information with respect to our options plans.

Employee Share Option Plan (2003)

The share option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003.  Our board approved the extension of the ESOP 2003 for an additional period of 10 years on November 14, 2011 and our shareholders approved such extension at our annual meeting on December 22, 2011. The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan.  We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform. As of March 18, 2012, options to purchase an aggregate of 1,689,480 ordinary shares were outstanding.  Most of outstanding options are exercisable at an exercise price between $1.30 - $2.25

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 18, 2011, for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 11,167,193 ordinary shares outstanding as of March 18, 2012.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Nir 4 You Technologies Ltd. (1)	1,562,735	14.0%
Izhak Nakar(1)(2)	1,826,354	16.5%
Ido Schechter(3)	699,920	6.3%

(1)
The information is based upon the recent Schedule 13G/A filed with the SEC  by Nir 4 You Technologies Ltd., an investment company under Mr. Izhak Nakar full control, and Mr. Izhak Nakar on March 15, 2012.

(2)	Includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(3)	The information is based upon the recent Schedule 13G/A filed with the SEC by Dr. Ido Schechter on March 15, 2012.

Significant Changes in Percentage

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

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"), pursuant to which the Company issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $2 each, for proceed of $2,497 thousand, net of issuance expenses. As part of the private placement transaction under the SPA, the Company granted its Investors and its agents,  Warrants to purchase additional 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants may be exercisable on or after six months from June 13, 2011 for a period of five years thereafter at an exercise price of $2.20 per share.

As of March 16, 2012, 11,167,193 ordinary shares of Company were issued and outstanding.  The Company believes that, as of March 16, 2012, there were 80 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 8,901,986 ordinary shares, or 79.7% of the Company’s total outstanding ordinary shares.

Related Party Transactions

According to our agreement with Mr. Izhak Nakar, Mr. Nakar is being paid a daily fee of $1,500 plus value added tax for each day of services actually rendered, provided, however, that the average monthly gross compensation paid to Mr. Nakar during each full year will not exceed $28,125 (“the consulting fees”). During 2011, we paid Mr. Nakar $351 thousand for his services as a board member and for the consulting fees.  In addition, pursuant to a resolution that has been approved at Company's annual general meeting of shareholders on December 22, 2011, Mr. Nakar was granted an option to purchase 100,000 ordinary shares, the option shall vest in two equal parts such that half of the Options vested on December 31, 2011 and the remainder will vest on December 31, 2012.

For 2010, Mr. Nakar is entitled to a cash bonus of $113 thousand. Since rejoining the Company in 2009 as the Active Chairman of the Board, Mr. Nakar has led the company to set a new strategy for the Company and to make a turnaround in the Company’s results. The bonus was paid in acknowledgement of Mr. Nakar’s contribution to the Company’s performances during 2010, including a 55% increase in the Company’s operating profit in comparison to 2009, the restructuring of the Company’s debt and a 60% increase in the Company’s share price, as compared to share price at the beginning of 2010.

For 2011, Mr. Nakar shall be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2011, provided, however that Company will meet certain criteria set by the board in regard to revenue, EBITDA and cash targets. Mr. Nakar bonus entitlement for 2011 is $147 thousand.

Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the Company’s audit committee (the “Audit Committee”), the Company’s board of directors (the “Board”) and the Company’s shareholders (the “Shareholders”). The Audit Committee approved the above terms of compensation for 2011 and thereafter, and the payment of the cash bonus for Mr. Nakar for 2010 on June 21, 2011 and on November 14, 2011. The Board approved the foregoing on June 21, 2011 and on November 14, 2011 and the Shareholders approved the forgoing in the Company’s annual general meeting on December 22, 2011.

 According to a decision of the Company approved at the annual general meeting of shareholders held on December 22, 2011, the Company has granted,  to each member of the Board, options to purchase ordinary shares as provided opposite such Director’s name in the table below:

Name	Number of Shares Subject to the Option
Izhak Nakar	100,000
Ido Schechter	100,000
Lyron Bentovim	50,000
Asael Karfiol	50,000
Elie Housman	50,000
Lior Lurye	25,000
Ms. Osnat Segev- Harel	25,000

●           Except with respect to the option granted to Ms. Osnat Segev-Harel and Ms. Lior Lurye, absent a transaction which would result in the sale of all or substantially all of the assets or share capital of the Company (a “Change in Control”), the Board Options shall vest in two equal parts such that half of the Board Options were vested on December 31, 2011 and the remainder will vest on December 31, 2012. In the event of a Change in Control, any unvested portion of the Board Options will vest immediately.  As of February 9, 2012, Ms. Lurye is no longer a member in the Company’s board of directors.

●           Absent a Change in Control, the options granted to Ms. Lior Lurye were vested on December 31, 2011 and the options granted to Ms. Osnat Segev-Harel will be vested on December 31, 2012; The grant of the options to Ms. Osnat Segev-Harel and Ms. Lior Lurye is done in a manner that will materially equate the options granted to all External Directors. In the event of a Change in Control, any unvested portion of the Board Options will vest immediately.

●           The exercise price of the options will be $2.11 per ordinary share.

According to our agreement with Dr. Ido Schechter, the Chief Executive Officer of the Company, Dr. Schechter is entitled to a base salary of $307 thousand (denominated in NIS) per year and to an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2011 Dr. Schechter was paid $471 thousand. That amount included his base salary, a bonus of $108 thousand for the Company's performance during 2010, options benefits of $14 thousand and $42 thousand paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. In addition, Dr. Schechter was granted, on December 22, 2011 an option to purchase 100,000 ordinary shares, the option shall vest in two equal parts such that half of the Board Options were vested on December 31, 2011 and the remainder will vest on December 31, 2012. For a description of Dr. Schechter’s terms of severance see “Compensation.”

Dr. Schechter shall be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2011, provided, however that Company will meet certain criteria set by the board in regard to revenue, EBITDA and cash targets. Bonus entitlement for 2011 is $147 thousand.

Dr. Schechter serves as a member in the Company’s board of director and pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the audit committee, the board of directors and the shareholders of such company. The Audit Committee approved the above terms of compensation for Dr. Schechter on June 21, 2011 and on November 14, 2011. The Board approved the above terms of compensation to Dr. Schechter on June 21, 2011 and on November 14, 2011 and the Shareholders approved the above terms of compensation to Dr. Schechter on the Company’s annual general meeting on December 22, 2011.

From time to time, as new members join our Board of Directors, they become parties to our letter of indemnification to be given to our directors and officers. This letter was approved by our shareholders at a shareholders meeting held on November 15, 2005 and amended by our shareholders at a shareholders meeting held on December 22, 2011. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $5,000 thousand.

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

	2009	2010	2011
	$ Thousands
Export Revenues
Export Revenues	23,384	21,694	28,499
Total Revenues	23,534	21,762	28,673
Percentage of Total Revenues	99%	100%	99%

Breakdown of Revenues
Product Revenues	48%	42%	49%
Service Revenues	52%	58%	51%

Legal Proceedings

The Company has no outstanding legal proceedings.

Dividend Policy

To date, we have not paid any dividends on our ordinary shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We may not declare or pay any dividends in the future.

We obtained the status of  Enterprise” (established plan) and "Benefited Enterprise "under the Law for the Encouragement of Capital Investments, 1959, and as amended, under which we may take advantage of certain tax exemptions. If we distribute a cash dividend from income which derived from the Approved and Benefited Enterprise during the tax exemption period, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation, Foreign Exchange Regulation and Investment Programs".

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market
December 31, 2011	Hi	2.91
	Lo	1.11

December 31, 2010	Hi	1.29
	Lo	0.74

December 31, 2009	Hi	0.90
	Lo	0.45

December 31, 2008	Hi	2.16
	Lo	0.53

December 31, 2007	Hi	4.09
	Lo	1.85

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2011	Hi	2.39
	Lo	1.81

September 30, 2011	Hi	2.78
	Lo	1.9

June 30, 2011	Hi	2.91
	Lo	1.22

March 31, 2011	Hi	1.3
	Lo	1.11

December 31, 2010	Hi	1.29
	Lo	0.83

September 30, 2010	Hi	1.00
	Lo	0.75

June 30, 2010	Hi	1.03
	Lo	0.76

March 31, 2010	Hi	1.19
	Lo	0.74

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 29, 2012	Hi	3.04
	Lo	2.58

January 31, 2012	Hi	2.74
	Lo	2.19

December 31, 2011	Hi	2.25
	Lo	2.02

November 30, 2011	Hi	2.35
	Lo	1.94

October 31, 2011	Hi	2.39
	Lo	1.81

September 30, 2011	Hi	2.4
	Lo	1.96

Our ordinary shares have been dually-listed for trading on the TASE since December 3, 2006. Since the date of listing on the TASE, there has been only limited and sporadic trading activity on that market.

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

Our ordinary shares were dual-listed on the TASE on December 3, 2006, in addition to being listed on the NASDAQ.  Effective January 1, 2007, the TASE included our shares in the Tel Aviv Tel-Tech index, which tracks the performance of the top Israeli technology companies by market cap.

In December 2006 we completed a public offering of convertible debentures, which were listed on the TASE. Effective October 4, 2011, we repurchased the remaining outstanding principal balance of, and accrued interest on, the debentures and the debentures are no longer listed on the TASE. For a more detailed discussion of the debenture arrangement, see “Information About the Company – Recent Developments.”

ITEM 10.                      ADDITIONAL INFORMATION

Memorandum and Articles of Association

General

TIS is registered with the Israeli Registrar of Companies.  The registration number issued to TIS by the Registrar of Companies is 52-004294-6.  The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.” In our December 22, 2011 shareholders meeting, we adopted new Articles of Association to provide for changes in the Companies Law and in the Israeli Securities Law 1968-5728.

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

External Directors

Under the Israeli Companies Law, public companies are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member.  All of the external directors must be members of the Audit Committee and commencing September 2011, the chairman of the Audit Committee must be an external director.  An external director must be an individual resident of Israel, who is qualified to serve as a director.  However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel.  A person may not be appointed as an External Director if:

Such person or his or her relative, partner, employer or any person to which they are directly or indirectly subordinate, or any entity under that person’s control, has or had, on or within the two years preceding the date of such appointment as an external director, any affiliation with the Company, with a Controlling shareholder at the date of such appointment or their relative,  or with an entity controlling, controlled by or under common control with the Company or, in a company that has no Controlling shareholder, an affiliation to a person who at the date of such appointment acts as the company’s chairman of the board, CEO, a principal shareholder or the most senior officer in the financial field. The term "affiliation" includes an employment relationship, a regular business or professional relationship, control, and service as an office holder other than service as a director appointed as an external director in a company offering shares to the public for the first time.

Such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an external director.

Such person acts as a director of another company in which one of the external directors acts as a director in the Company.

Such person is an employee of the securities authority or of the Tel Aviv Stock Exchange.

Such person or their relative, partner, employer or any person to which he or she is directly or indirectly subordinate, or any entity under that person’s control, has a professional or business relationship with a person to whom affiliation is prohibited, even if such relationship is not maintained regularly, aside for negligible relationships.

Under the Companies Law and regulations promulgated under it, a person is qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional competence. At least one of the external directors must have accounting and financial expertise.

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

The election of the External Director require a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

—	such majority includes at least the majority of the votes of non-controlling Shareholders who are present in person or by proxy, where abstentions are not counted as votes; or
—	the total number of shares held by non-controlling Shareholders who voted against the election of the external Director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director under the law is three years (extendable for two additional three year terms). The approval of the general meeting shall require that the majority of votes include the majority of the non-controlling shareholders present at the meeting, or alternatively, that the total of opposing votes does not exceed 2% of the voting rights (and in the event that all Board members are of one gender, one of the external directors should be of the other), in accordance with the provisions of the Companies Law.  External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, December 22, 2011, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

Indemnification of Directors and Officers

At the shareholders’ meeting on December 18, 2003, the Company adopted new Articles of Association which allow for insurance and indemnification for office holders for future liabilities.  At the same meeting, the shareholders approved indemnification of the officers and directors of the Company according to an indemnification letter.  At a shareholders meeting held on November 15, 2005, following the amendment of the law in  2005, the shareholders approved the indemnification letter currently in place with regard to the Company’s directors. At a shareholders meeting held on December 22, 2011, following the amendment of the law in  2011, the shareholders approved the adoption of a new Articles of Association, which includes, inter alia, an expansion of the insurance and indemnification given to office holders to the maximum extent permitted by law and in addition , the Shareholders approved the amendment of the indemnification letter currently in place with regard to the Company’s directors and office holders. See “Major  Shareholders and Related Party Transactions - Related Party Transactions.”

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

A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our Articles provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company , from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company or from procedures according to chapters H3, H4 or I1 of the Israeli Securities Law 1968-5728.

Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or against a fine or forfeit levied against the office holder in connection with a criminal offense In addition a Company may indemnify any person as permitted in Section 56H(b)(1) of the Israeli Securities Law.

Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000 thousand in aggregate for the policy period ending on December 31, 2011.

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

Notice of an annual general meeting and of an extraordinary general meeting must be sent in advance to all shareholders recorded in our register of shareholders in accordance with the dates required according to the applicable law.  Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

The determining date as to share ownership for purposes of attending and voting at a general meeting is as set forth in the decision to convene a general meeting but not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date;  Notwithstanding the foregoing, Israeli companies such as ours whose shares have been listed for trade both on the TASE and recognized foreign stock exchange, which issue proxy statements to their shareholders in conformity with the law of the country where such foreign exchange is located, are entitled to vary such determining date to not earlier than 21 day before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date, and are entitled to certain allowances as to issuing proxy statements to shareholders outside Israel, in accordance with the Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000.

Limitations of Shareholders

No limitations exist or are imposed by Israeli law or our constituent documents with regard to the right to own our shares, including any limitations upon the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Limitations on a Change of Control

There are no provisions in our Articles or other constituent documents other than as required by law that would have an effect of delaying, deferring or preventing a change in control of us. An Israeli company whose securities are listed on both the TASE and on a recognized foreign exchange, such as ours, enjoys certain allowances with regard to a special purchase offer having consideration to the requirements of the law of the country where such foreign exchange is located.

Provisions Relating to Major Shareholders

We are required by law to maintain a separate register of shareholders that hold 5%, or over 5%, of either our issued shares or voting rights.

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

The shareholder approval must either include majority of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company.  In addition, a private placement of securities that grants 25% or more of the actual voting rights in the company prior to such private placement that its proceeds are not in cash or in registered securities or that is not in “market terms”, that will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital, requires approval by the board of directors and then the shareholder of the company.

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

On January 4, 2009, TIS Ltd, and Toh Kian Hong entered into a Call Option Amendment Agreement, amending an earlier agreement between the parties which granted TIS an option to purchase the remaining 49% of the issued and outstanding share capital of Asiasoft. Under the amendment TIS has purchased the remaining 49% of the issued and outstanding share capital of Asiasoft in consideration for 400,000 ordinary shares of TIS. The TIS shares issued to Toh Kian Hong were subject to “piggyback” registration rights for a period of 18 months following the issuance of the shares, allowing Mr. Toh to register the TIS shares owned by him if TIS registers any of its own securities for trade during such period. To the extent that no TIS shares will not be registered by TIS for trade during such period, then Mr. Toh may, within 20 days after termination of that 18 month period, demand registration his shares to the extent that they may not by then be sold under rule 144 of the Securities Act.

On June 13, 2011, we closed a private placement transaction, which we refer to as “the private placement”.  In the private placement, we issued an aggregate of 1,425,000 ordinary shares at a price of $2.00 per share and warrants to purchase an aggregate of 441,750 ordinary shares at an exercise price of $2.20 per share, which we refer to as “the warrants”, pursuant to the Securities Purchase Agreement, dated June 6, 2011, that we entered into with investors.  The warrants may be exercised for five years after the closing date.  We also entered into the Registration Rights Agreement, dated June 13, 2011 with the investors in the private placement, pursuant to which we filed a registration statement on Form F-3 to cover the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the warrants issued in the private placement.   We used the proceeds of the offering of $2,497 thousand, net of issuance expenses, to repay, in part, the remaining principal balance of Original Debentures, as described below.

The Securities Purchase Agreement prohibits us, until such time as no investor in the private placement holds any of the warrants, from effecting or entering into an agreement to effect any issuance by us or any or our subsidiaries of ordinary shares or securities convertible into or exercisable or exchangeable for ordinary shares for cash consideration involving a transaction in which we:

•
issue or sell any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional ordinary shares either (a) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for our ordinary shares at any time after the initial issuance of such debt or equity securities, or (b) with a conversion price, exercise price or exchange rate that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for our ordinary shares; or

•	enter into any agreement, including, but not limited to, an equity line of credit, whereby we may sell securities at a future determined price.

The warrants may not be exercised to the extent that, following such exercise, the holder of the warrants would beneficially own in excess of 4.99% of our outstanding ordinary shares.  This limitation may be increased or decreased by the holder of the warrants, provided that in no event will such holder’s beneficial ownership limitation exceed 9.99% of our outstanding ordinary shares.  The exercise price and the number of ordinary shares issuable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including share dividends, share splits, reverse share splits and share reclassifications.  Holders of the warrants do not have voting, dividend or other rights as our shareholders until such warrants are exercised.

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

On December 31, 2010, we entered into Amendment No. 1 of the Indenture Date November 17, 2006. The material terms of our debentures following such amendment are as follows:

•
The principal amount was paid in seven installments of NIS 3,169 thousand (approximately $893 as of December 31, 2010), the first of which was due June 30, 2011 and the remaining six payments were to be due December 31 of each year beginning 2011.

•	Interest was be paid semi-annually on June 30, and on December 31 of each year for so long as any part of the principal amount is outstanding.

•
Interest accruing on any portion of a principal payment paid when originally due according to the Original Debentures was to be at the Original Rate. Any principal amount or part thereof which payment was postponed in comparison to the Original Debenture was to be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment was made.

•
We could at any time, prepay all or a portion of the principal payments which remain unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment was to be for no less than NIS 3 million and with respect to the last payment, no less than NIS 3.2 million, and provided, further that we may not make more than one repurchase in any calendar quarter.  Any prepayment will be pro-rata to all debenture holders and the principal amount which remained outstanding after any such prepayment was to be equally divided between the remaining installments.

•	In the event that all of our stock or substantially all of our business was sold, we were be obligated to prepay all the amounts outstanding under the debentures.

In addition, pursuant to the terms of the amendment we repurchased, on December 31, 2010 debentures for NIS 11,091 thousand (approximately $3,124 thousand at such time) thereby reducing our outstanding principal balance to NIS 22,182 thousand (approximately $6,250 thousand at such time).

On June 30, 2011 we paid off NIS 3,169 thousand (approximately $925 thousand at the time of payment).

On July 18, 2011, we published on Tel Aviv stock exchange a tender to repurchase all outstanding Series A convertible debentures. We offered a price of 0.93 NIS for every 1 NIS par value. The offer was valid until August 1, 2011. On August 1, 2011, NIS 2,045 thousands par value repurchase offers were received and accepted, thereby reduced the outstanding principal balance to NIS 16,968 thousands ($ 4,969).

During August 2011, we purchased $ 4,280 par value (NIS 13,182 thousand par value) of its outstanding convertible debentures for $ 3,569.

In September 2011, we offered repayment of the entire remaining outstanding amount of debentures (NIS 3,786 thousands per value) at the full value of the debenture, which is equivalent to 1 NIS par value. On October 2, 2011, we paid to all the remaining debenture holders 1 NIS par value, equivalent to 100% of the debentures’ value for $ 1,020. Following this payment our indebtedness under the debentures was eliminated.

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

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this section.

        General corporate tax structure in Israel

Israeli companies were subject to corporate tax at the rate of 25% in 2010 and 24% in 2011. Pursuant to tax reform legislation that came into effect in 2009, the corporate tax rate is to undergo further staged reductions to 18% by the year 2016.

In December 2011, the Israeli Parliament ("Knesset") passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011(the "Tax Burden Law") which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased. The Amendment was enacted effective as of January 1, 2012. The adoption of the amendment had no effect on the financial statements

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Benefited Enterprise plans.

As of December 31, 2011, we had business loss carry forwards for tax purposes in the amount of $5,674 thousand. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2011 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $10,197 thousand. A portion of such losses expires over a period from 2012 through 2022, and some of them can be carried forward indefinitely.

        Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in a production facility (or other eligible assets).  Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

Our facilities in Israel have been granted Approved Enterprise status under the Investment Law.  The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.  The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates.  The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.  In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above.  In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment. The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005

Under the Investment Law prior to its 2005 amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which we refer to as the Investment Center.  Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise.  The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period.  The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.  Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. It should be noted that the benefits period does not apply on the exempt years.  Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC.  A FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.  The determination as to whether or not a company qualifies as an FIC is made on an annual basis.  A FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route.  This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty.  In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.  This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above.  If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

The 2005 Amendment

On April 1, 2005, an amendment to the Investment Law came into effect. The 2005 amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment.  A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law. Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million.  In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law.  Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise.  Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise.  Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the year of commencement, or 12 years from the first day of the Year of Election.

If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Benefited Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation does not apply to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents).

The tax benefits available under Approved Enterprise or Benefited Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Benefited Enterprise, and our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period
0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

The Company received approvals for an establishment program and three expansions during the years 1990, 1991, 1999 and 2000.

We believe that our Approved Enterprise and Benefited Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

The Company elected 2009 as a year of election under the Amendment.

The 2005 amendment to the Investment Law treats the repurchase of shares out of Benefited Enterprise tax exempt income as deemed dividend.

As a result of the 2005 amendment, tax-exempt income attributed to Benefited Enterprise will subject us to taxes also upon complete liquidation.

Reform of the Investments Law – “2011 Amendment”

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. According to the 2011 amendment, the benefit tracks in the Investment Law were modified and a flat tax rate would apply to the Company’s entire preferred income. The Company will be able to opt to apply the amendment (the waiver is non-recourse) and from then on it will be subject to the amended tax rates that are:

2011 and 2012 - 15% (in development area A - 10%),

2013 and 2014 - 12.5% (in development area A - 7%)

2015 and thereafter - 12% (in development area A - 6%)

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits.  These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

We may choose not to apply the 2011 amendment, in which case the Company will remain subject to the Investment Law as in effect prior to the 2011 amendment until the expiration of the Company’s current investment programs. We are examining the possible effect of the amendment on the financial statements, if at all.

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

The following are the principal corporate tax benefits that are available to an Industrial Company:

▪
Amortization of the cost of purchased know-how patents used for the development or promotion of the Industrial Enterprise over an eight-year period commencing on the year in which such rights were first exercised for tax purposes.

▪	Accelerated depreciation rates on equipment and buildings.

▪	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

▪	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of offering.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred.  Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research.  Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction.  However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.

Taxation of our Shareholders

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our common shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our common shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of common shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The Ordinance distinguishes between the “Real Capital Gain” and the “Inflationary Surplus”.  The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares. According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, unless such shareholder claims a deduction for financing expenses in connection with such shares in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “substantial shareholder” (generally a shareholder who holds directly or indirectly 10% or more of the right to profits, right to nominate a director or voting rights) of the company issuing the shares, the tax rate is 25%. Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income.

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale).  With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

Taxation of Israeli Shareholders on Receipt of Dividends

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.  An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares.

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described above, recent changes in the law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards.

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise.  As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% as of 2012) or, if derived by an individual, at the rate of 20% (25% as of 2012), or 25% (30% as of 2012), if generated from an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest. On the distribution of dividends by a publicly traded company, income tax is withheld at source, at the rate of 20% (25% as of 2012) for dividends paid to an individual or foreign corporation, and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

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

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the United States or of any state thereof, or the District of Columbia;  an estate, the income of which is subject to U.S . federal income taxation regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a U.S. person.

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

Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership (including, for these purposes, any entity treated as a partnership for U.S. federal income tax purposes).  A U.S. Holder of ordinary shares that is a partnership and partners in such partnership should consult their own tax advisors regarding the specific consequences of owning and disposing of ordinary shares. The possible application of U.S. federal gift or estate tax is also not considered.

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

A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2012 if the Company is a “qualified foreign corporation” for U.S. federal income tax purposes, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits.  After 2012, the maximum rate on long-term capital gains is scheduled to be 20%.  However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change and U.S. Holders should consult their tax advisors.

The Company generally will be treated as a “qualified foreign corporation” if (i) the Company is eligible for benefits under the income tax treaty between the United States and Israel (the “Treaty”) which contains an exchange of information program, or (ii) the ordinary shares are readily tradable on an established securities market in the United States.  Because the Treaty has been identified by the U.S. Treasury as a qualifying treaty and the Company should be eligible for benefits under the Treaty, the Company should currently be treated as a qualified foreign corporation, and the Company generally expects to be a qualified foreign corporation during all taxable years before 2013.  However, no assurance can be given that a change in circumstances will not affect the Company’s treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporation U.S. Holder will generally not be eligible for the reduced rate (a) if such U.S. Holder has not held the ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend rate, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that the U.S. Holder elects to treat as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares), are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Taxation of the Disposition of Ordinary Shares

Upon the sale, exchange or other disposition of ordinary shares, subject to the discussion under “Tax Consequences if the Company is a Passive Foreign Investment Company” below a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held for more than one year is long-term capital gain.  Long-term capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates. However, given the uncertain economic conditions in the United States and the size of the federal deficit, tax rates are subject to change and U.S. Holders should consult their tax advisors. Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S source income or loss for U.S foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely and effective election to treat the Company as a “qualified electing fund” (“QEF”) in general in the first year in the U.S. Holder’s  holding period for the ordinary shares in which the Company was a PFIC and if the Company complies with certain reporting requirements.  Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in its income a pro rata share of (1) the “ordinary earnings” of the Company, which will be taxed as ordinary income and (2) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder.  A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may, in certain circumstances, elect to mark the stock to market annually (a “mark-to-market election”), recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. holder’s fair market value of the PFIC stock and its adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available provided that the Company ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market,” as specifically defined in the Code.  If a U.S. Holder makes a mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares.  A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, or the IRS consents to revocation of the election. The Company believes that it was not a PFIC in 2011.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  If the Company determines that it has become a PFIC, it will notify its U.S. Holders and provide them with the information necessary to comply with the QEF rules.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to be a PFIC  in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

Legislation regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125 thousand and $250 thousand depending on the individual’s circumstances).  A U.S. Holder’s “net investment income” may generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

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

Information Reporting and Back-up Withholding

In general, U.S. Holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company.  Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. Holders to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally $50 thousand in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares.  U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  U.S. Holders are generally subject to information reporting and back-up withholding at a rate of 28% (increasing to 31% for payments made after December 31, 2012) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.  Unless otherwise provided by the IRS, if the Company is a PFIC, a U.S. Holder is generally required to file an informational return annually to report its ownership interest in the PFIC.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents filed with the SEC must be available to the public by law and are available for review at our headquarters, 2 Ben Gurion St, Ramat Gan, 52573, Israel.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  However, we generally publicly announce our quarterly and year-end results periodically, and furnish certain periodic information with the SEC under cover of Form 6-K.

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

In addition, our financial expenses are materially affected by fluctuations in fair value of our convertible debentures. As a result of the adoption of ASC 825 the entire instrument is marked to market at every reporting period, and any change in the market price of our convertible debentures, as quoted in TASE, affects our financial income (expenses). As a result of applying ASC 825 we have recorded financial expenses in the amount of $741 for the year ended December 31, 2011.

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

As an example, a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2011 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $566 thousand for that period, while an increase of 10% in the value of the Euro relative to the U.S. dollar in 2011 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $ 566 thousand for that period.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

 (a)           Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)            Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on those criteria.

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

(c)            Not applicable

(d)            There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                      AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that – Elie Housman, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. Mr. Housman is an independent director as required by the  NASDAQ listing standards.

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2010 and 2011, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2011 and 2010 were  $180.5 thousand and $178 thousand, respectively.

Tax Fees

For the fiscal years ended December 31, 2011 and 2010 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $10 thousand and $39 thousand, respectively.

Other services

For the fiscal year ended December 31, 2011 and 2010, no fees were paid to EY for non-audit services. For the fiscal year ended December 31, 2010 $10 thousand were paid to KPMG for non-audit services.

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

ITEM 16H.                      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

See pages F-1 through F-42.

ITEM 19.                      EXHIBITS

Number	Description
1.1
Amended and restated Articles of Association of the Company dated October 27, 2003 and amended December 22, 2011(incorporated by reference to Exhibit 99.1 to the Company’s 6-K Form filed on November 16, 2011).

1.2	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).
2.1
Form of Warrant issuable in connection with the Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on June 10, 2004).

2.2	Form of Ordinary Shares Purchase Warrant of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 14, 2011).
4.1	Top Image Systems Ltd. Employee Share Option Plan (2000) (incorporated by reference to Exhibit 4.1 to the Company Registration Statement on Form S-8 filed on December 19, 2002).
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

4.5
Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 10, 2004).

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

4.16
Amendment No. 1 to Indenture dated December 17, 2006 dated December 31, 2010 (incorporated by reference as Exhibit 4.16 to the Company’s annual report on Form 20-F for the year ended December 31, 2010).

4.17
Securities Purchase Agreement, dated June 6, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on June 14, 2011).

4.18
Registration Rights Agreement, dated June 13, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on June 14, 2011).

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
15.2
Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003). [Need to review the charter; all section references to NASDAQ rules, if any, are probably outdated.

101
Attached as Exhibit 101 to this report are the following Interactive Data Files formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010; (ii) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009;  (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to the Consolidated Financial Statements. Users of this data are advised pursuant to Rule 401 of Regulation S-T that the information contained in the XBRL documents is unaudited and these are not the official publicly filed financial statements of the Company.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

By:	/s/ Ido Schechter
Name: Ido Schechter
Title: Chief Executive Officer

Date: March 28, 2012

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. ("the Company") and its subsidiaries, as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 28, 2012	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,763	$2,090
Restricted cash (Note 10c)	241	20
Trade receivables (net of allowance for doubtful accounts of $ 284 and $146 at December 31, 2010 and 2011, respectively)	4,701	4,631
Other accounts receivable and prepaid expenses (Note 4)	539	637

Total current assets	7,244	7,378

LONG-TERM ASSETS:
Severance pay fund	1,228	1,299
Restricted cash (Note 10c)	41	499
Long-term deposits and long-term assets	138	84
Property and equipment, net (Note 5)	448	485
Intangible assets, net (Note 6)	55	11
Goodwill (Note 7)	5,870	5,842

Total long-term assets	7,780	8,220

Total assets	$15,024	$15,598

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Current maturity of convertible debentures (Note 9)	$1,521	$-
Trade payables	310	351
Deferred revenues	1,659	2,084
Accrued expenses and other accounts payable (Note 8)	1,992	2,480

Total current liabilities	5,482	4,915

LONG-TERM LIABILITIES:
Convertible debentures (Note 9)	3,804	-
Accrued severance pay	1,446	1,543

Total long-term liabilities	5,250	1,543

COMMITMENTS, CONTINGENCIES AND CHARGES (Note 10)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2010 and 2011; Issued and outstanding: 9,400,638 and 10,873,558 shares at December 31, 2010 and 2011, respectively	103	121
Additional paid-in capital	31,363	34,118
Accumulated other comprehensive loss	(1,175)	(1,450)
Accumulated deficit	(25,999)	(23,649)

Total shareholders' equity	4,292	9,140

Total liabilities and shareholders' equity	$15,024	$15,598

The accompanying notes are an integral part of the consolidated financial statements.

March 28, 2012
Date of approval of the	Gili Shalita	Ido Schechter
financial statements	Chief Financial Officer	Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
	Year ended December 31,
	2009	2010	2011

Revenues (Note 13):

Products	$11,211	$9,165	$14,049
Services	12,323	12,597	14,624

Total revenues	23,534	21,762	28,673

Cost of revenues:
Products	1,387	803	1,670
Services	7,871	7,547	9,514

Total cost of revenues	9,258	8,350	11,184

Gross profit	14,276	13,412	17,489

Operating costs and expenses:
Research and development	1,558	1,647	1,976
Selling and marketing	7,202	6,160	7,748
General and administrative	4,381	3,845	4,383

Total operating costs and expenses	13,141	11,652	14,107

Operating income	1,135	1,760	3,382
Financial expenses , net (Note 15)	(5,452)	(2,190)	(911)
Other income (expenses), net	(26)	(6)	4

Income (loss) from continuing operations before taxes on income	(4,343)	(436)	2,475

Taxes on income (Note 11)	91	24	125

Income (loss) after taxes on income	(4,434)	(460)	2,350

Impairment losses of affiliated companies	(677)	-	-

Net income (loss) from continuing operations	(5,111)	(460)	2,350

Income from discontinued operations, net of tax	13	-	-

Net income (loss)	$(5,098)	$(460)	$2,350

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2010	2011

Net earnings (loss) per share from discontinued and continuing operations (Note 14):

Basic	$(0.55)	$(0.05)	$0.23

Diluted	$(0.55)	$(0.05)	$0.21

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated	Comprehensive
	Number	Amount	capital	income (loss)	deficit	income (loss)	Total

Balance at January 1, 2009	8,925,638	$98	$31,137	$(692)	$(20,441)		$10,102

Issuance of Ordinary shares in exchange for acquisition of non-controlling interest of ASG	400,000	4	(4)	-	-		-
Change in foreign currency translation adjustments, net *)	-	-	-	15	-	$15	15
Net loss	-	-	-	-	(5,098)	(5,098)	(5,098)

Comprehensive loss						$(5,083)
Stock-based compensation expenses	-	-	11	-	-		11

Balance at December 31, 2009	9,325,638	102	31,144	(677)	(25,539)		5,030

Issuance of Ordinary shares in conjunction with consulting services (Note 12b)	75,000	1	78	-	-	-	79
Change in foreign currency translation adjustments, net *)	-	-		(498)		$(498)	(498)
Net loss	-	-			(460)	(460)	(460)

Comprehensive loss	-	-				$(958)
Stock-based compensation expenses	-	-	141				141

Balance at December 31, 2010	9,400,638	103	31,363	(1,175)	(25,999)		4,292

Exercise of stock options	47,920	1	61	-	-		62
Issuance of Ordinary shares and Warrants, net **) (Note 12e)	1,425,000	17	2,480	-	-		2,497
Change in foreign currency translation adjustments, net *)	-	-	-	(275)	-	$(275)	(275)
Net profit	-	-	-	-	2,350	2,350	2,350

Comprehensive loss						$2,075
Stock-based compensation expenses	-	-	214	-	-		214

Balance at December 31, 2011	10,873,558	$121	$34,118	$(1,450)	$(23,649)		$9,140

*)	As of December 31, 2011, 2010 and 2009 includes only foreign currency translation adjustments balances.
**)	Net of issuance expenses in the amount of $353

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net income (loss)	$(5,098)	$(460)	$2,350
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation expenses	11	141	214
Stock-based compensation expenses to shares granted to consultant	-	79	-
Depreciation and amortization	547	259	253
Accrued severance pay, net	(77)	(45)	26
Impairment of investment in affiliates	677	-	-
Profit from sale of available for sale marketable securities	(210)	-	-
Loss (gain) from disposal of property and equipment, net	39	(1)	-
Erosion of non-dollar linked restricted cash and long term assets	133	10	(1)
Decrease (increase) in trade receivables, net	1,405	(340)	(247)
Decrease (increase) in unbilled receivables	(1,038)	1,417	-
Increase in fair value of convertible debentures	5,070	2,119	741
Decrease (increase) in other accounts receivable and prepaid expenses	208	36	(116)
Increase (decrease) in trade payables	(317)	(355)	38
Increase in deferred revenues	356	338	526
Increase (decrease) in accrued expenses and other accounts payable	(688)	(684)	585

Net cash provided by operating activities	1,018	2,514	4,369

Cash flows from investing activities:
Advance payment for sale of affiliate	-	369	-
Decrease (increase) in restricted cash	492	362	(261)
Payment of accrued expenses on account of acquisitions	(164)	-	-
Purchase of property and equipment	(188)	(153)	(250)
Proceeds from sale of marketable securities	840	-	-
Decrease in short-term deposits, net	742	73	-
Increase in long-term deposits	(3)	(7)	(6)

Net cash provided by (used in) investing activities	1,719	644	(517)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:
Proceeds from exercise of stock options	-	-	62
Proceeds from Issuance of Ordinary shares, net of issuance expenses	-	-	2,521
Decrease in short-term bank loans, net	(3,250)	(114)	-
Payment for repurchase convertible debentures tender	-	-	(551)
Repurchase of convertible debenture	(852)	-	(3,569)
Repayment of convertible debentures	(1,539)	(4,092)	(1,945)

Net cash used in financing activities	(5,641)	(4,206)	(3,482)

Effect of exchange rate on cash and cash equivalent balances	(7)	(55)	(43)

Increase (decrease) in cash and cash equivalents	(2,911)	(1,103)	327
Cash and cash equivalents at the beginning of the year	5,777	2,866	1,763

Cash and cash equivalents at the end of the year	$2,866	$1,763	$2,090

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$32	$55	$66

Interest	$124	$83	$4

Non- cash activities:

Accrued ordinary shares issuance expenses	$-	$-	$24

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-      GENERAL

a.	Business and organization:

Top Image Systems Ltd. and its subsidiaries (collectively the "Company" or "TIS") are engaged in the development and marketing of a variety of information recognition systems and technologies and automated document capture solutions for the efficient flow of information within and between organizations. The Company's software minimizes the need for manual data entry by automatically capturing, reading, understanding, identifying, processing, classifying and routing the information contained in documents, increasing data capture accuracy and the rate of information processing.

The Company operates in one reportable segment and its revenues are mainly derived from the sale of its products, professional services, maintenance and technical support.

As for information regarding the major customers of the Company see Note 13b.

The Company's shares are traded on The NASDAQ Stock Market LLC in the United States and on the Tel-Aviv Stock Exchange ("TASE").

b.	The Company's main marketing and sales activities are conducted through its subsidiaries in the United States, the United Kingdom, Germany, Japan and Singapore.

c.
On January 4, 2009, the Company acquired the remaining 49% of the outstanding shares of Asiasoft Global Pte. Ltd. ("ASG"), its subsidiary, in exchange of 400,000 TIS Ordinary shares (the Company's price per share at this date was $ 0.67). As a result of this transaction, ASG became a wholly-owned subsidiary of TIS.

d.	Discontinued operations:

In December 2008, the Company decided to shut down and terminate its facilities and the business activities in Guangzhou located in southern China ("TIS GZ"). Pursuant to this decision, the Company stopped the marketing and deployment of capture solutions development projects in one Southern China region, and therefore, terminated all the employment contracts of the Guangzhou team and closed its facilities. The results of operations of this business for the year ended December 31, 2009 is reflected in the statements of operations in the line item called "Income from discontinued operations, net of tax".

The Company has accounted for discontinued operations, in accordance with ASC 205-20, "Discontinued Operations".  As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operation, have been reclassified in the accompanying statements of operations as discontinued operations.

The disposal of the TIS GZ business meets the criteria of discontinued operations under ASC 205-20.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), applied on a consistent basis, as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, stock-based compensation costs, financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

c.	Financial statements in United States dollars:

A substantial portion of the Company's costs is incurred in U.S. dollars ("dollars"). Some of the revenues of the Company are generated in dollars". The majority of the Company's financing is in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is dollar.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Restricted cash:

Restricted cash is primarily invested in short term and long term deposits. For more information refer to Note 10c.

f.	Doubtful accounts:

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

The Company accounts for investments in debt and equity securities in accordance with FASB ASC No. 320-10, "Investments in Debt and Equity Securities."  Management determines the appropriate classification of the Company's investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

During July 2009, the Company sold the entire balance of its marketable securities with total proceeds of  $ 840 and recorded a gain of $ 210 in the statement of operations. As of December 31, 2011 the Company does not hold any marketable securities.

h.	Long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 10 (mainly 10 years)
Leasehold improvements	Over the shorter of the lease term or useful economic life

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2009, 2010 and 2011, no impairment losses were identified.

k.	Goodwill and Intangible assets:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually at the reporting unit level.  The Company has elected to perform its analysis of goodwill during the fourth quarter of the year, or more frequently if impairment indicators are present. The goodwill impairment test under ASC 350, "Intangible, Goodwill and Other", involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company operates in one operating segment, and this segment comprises its only reporting unit.

The Company estimates the fair value of the reporting unit by using discounted cash flows and market capitalization. Significant estimates used in the evaluation include estimates of future cash-flows, future short-term and long-term growth rates, and weighted average cost of capital for the reporting unit.

In accordance with ASC 350, if the fair value of the reporting unit exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and it is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. During 2009, 2010 and 2011, no impairment losses were identified.

Intangible assets are comprised of acquired technology, customer relations, brand name and domain name. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Acquired technology, customer relations, brand name and domain name are amortized on a straight-line basis over a period of 4 to 5 years.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2009, 2010 and 2011, no impairment losses were identified.

l.	Convertible debentures:

The Company adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and irrevocably elected to apply the fair value option to its convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The fair value of the debentures is determined according to its quoted market price in TASE.

m.	Investments in affiliates:

The Company uses the cost method of accounting for its investments in investees over which it does not exercise significant influence. Under the cost method of accounting, investments are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings.

The Company's investment in the affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

The Company holds, through ASG, 23.37% in Asiasoft Hong Kong Ltd ("AS HK"). AS HK is a Hong Kong registered company which sells computer software, peripherals and provides software related services.

Until May 2011 the Company also held through ASG 30% in Asiasoft (M) Sdn Bhd ("AS M"), a Malaysian registered company which sells information system products and related services.

In 2009 the Company determined that it is unable to recover the carrying amount of the investments in AS HK and AS M. The Company recorded a loss of $ 677 on account of the other-than-temporary impairment of its entire investment in the two affiliated companies.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2010, AS HK signed an agreement to sell its activity to another company for total consideration between $ 1,300 and $ 1,900 which will be determined based on certain conditions as described in the agreement. In December 2010, the Company received an advance in the amount of $ 369. As of December 31, 2011 the Company did not receive additional payment and the sell was not completed. Accordingly, the advance payment is recorded in Accrued expenses and other account payable.

During May 2011 the Company decided to waive its holding in AS M and transferred its holdings for no proceed to another party. Due to the fact that the investment book value was amounted to $ 0 at the time no gain or loss was recorded in connection with this transaction.

n.	Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software and to a lesser extent related hardware products. Revenues from services include maintenance and technical support, consulting and training.

The Company accounts for software sales in accordance with ASC 985-605, "Software Revenue Recognition ". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence ("VSOE") of fair value. Revenues are allocated under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

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

For non-typical hardware sales, included in software arrangements, the Company adopted, on a prospective basis, the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). The adoption did not have a significant impact on the Company's net revenues for the year ended December 31, 2011, than the net revenues that would have been recorded under the previous accounting rules.

Revenues from contracts requiring significant design, development, modification and customization are recognized using the percentage of completion method, which is in accordance with ASC 605-35. The amounts of revenues recognized are based on the total fees under the agreement and the percentage to completion achieved. The percentage of completion is determined as a ratio of the extent of the progress toward completion of the contract, using an input measure method of labor hours performed.  In the event that management anticipates a loss on a particular contract, such an anticipated loss is provided for in full in the period when the loss is first anticipated.  As of December 31, 2011, no such estimated losses were identified.

Amounts recognized as revenue in advance of contractual billing are recorded as unbilled receivables.

Deferred revenues represent unearned amounts received under technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

The Company generally does not grant a right of return to its customers.

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

No research and development grants were received from the government of Israel during the years 2002 through 2011.

Grants are only recognized once there is reasonable assurance that the Company will comply with conditions attached to the grant and the grant will be received. Such grants are recorded as a reduction on related research and development costs since, when received, those are not probable to be repaid.

q.	Accounting for share-based compensation:

At December 31, 2011, the Company has one stock-based employee compensation plan, which is described more fully in Note 12.

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

The Company has historically not paid dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term and calculated for different periods that are in line with the expected volatility periods.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2009	2010	2011

Dividend yield	0%	0%	0.08%
Expected volatility	78%-82%	70.82%	67.8%-68.13%
Risk-free interest rate	0.37%-2.12%	2.4%	1.89%-1.97%
Contractual term of up to	9 years	9 years	10 years
Post vesting forfeiture rate - employees	30%	30%	5%
Post vesting forfeiture rate- management	5%	5%	3%
Suboptimal exercise multiple- employees	2.30	2.30	1.62
Suboptimal exercise multiple- management	2.59	2.59	2.35

During the years ended December 31, 2009, 2010 and 2011, the Company recognized share-based compensation expense related to employee stock options in the amount of $ 11, $ 141 and $ 214, respectively, as follows:

	Year ended December 31,
	2009	2010	2011

Research and development, net	$-	$-	$6
Selling and marketing	-	-	28
General and administrative	11	141	180

Total share-based compensation expense	$11	$141	$214

r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential of Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2009, 2010 and 2011. The weighted average number of shares related to the outstanding options and convertible debentures excluded from the calculations of diluted net earnings (loss) per share was, 2,227,182, 1,721,505 and 246,662 for the years ended December 31, 2009, 2010 and 2011, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income taxes:

The Company account for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.

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

Trade receivables of the Company are derived from sales to customers located primarily in the U.S., Europe, Japan, and the Far East. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

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

Severance expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $ 150, $ 147 and $ 229, respectively.

v.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

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

Level 2 -
Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 -
Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures", with respect to non-financial assets and liabilities effective January 1, 2009. The adoption with respect to non-financial assets and liabilities did not have a material impact on the consolidated financial statements.

In January 2010, the FASB updated the "Fair Value Measurements Disclosures". More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

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

Certain 2010 figures have been reclassified to conform to the 2011 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued Accounting Standards:

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends current fair value measurement and disclosure guidance to converge with International.

Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The Company's adoption of ASU 2011-04 will not have a significant impact on its consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company is still considering the impact of the adoption of ASU 2011-05 on the presentation of its consolidated results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted.

The company's adoption of ASU 2011-08 is not expected to have a significant impact on its consolidated results of operations or financial condition.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company is still considering the impact of the adoption of ASU 2011-12 on the presentation of its consolidated results of operations.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company is still considering the impact of the adoption of ASU 2011-11 on its consolidated results of operations or financial condition.

NOTE 3:-	FAIR VALUE MEASUREMENTS

The Company measures its convertible debt at fair value on a recurring basis. Convertible debt is classified within Level 1, since this liability is valued using quoted market price in an active market (see Note 9).

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Government authorities	$28	$57
Prepaid expenses	397	371
Rent and motor leasing deposits	26	74
Others	88	135

	$539	$637

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2011

Cost:

Computers and peripheral equipment	$1,718	$1,857
Office furniture and equipment	943	1,031
Leasehold improvements	146	146

	2,807	3,034
Accumulated depreciation:

Computers and peripheral equipment	1,545	1,653
Office furniture and equipment	713	783
Leasehold improvement	101	113

	2,359	2,549

Depreciated cost	$448	$485

NOTE 5:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 303, $ 215 and $ 207 for the years ended December 31, 2009, 2010 and 2011, respectively.

During 2009, the Company recorded a loss from disposal of office equipment in the amount of $ 39, which ceased to be used.

As to charges, see Note 10b.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

Other intangible assets as of December 31, 2011 arose from the acquisition of the business of CPL in April 2007.

a.	Identifiable intangible assets:

Customer relations

Balances as of January 1, 2010	$104
Amortization during the year 2010	(44)
Foreign currency translation adjustments	(5)

Balances as of December 31, 2010	55
Amortization during the year 2011	(46)
Foreign currency translation adjustments	2

Balances as of December 31, 2011	$11

b.	Amortization expenses amounted to $ 244, $ 44 and $ 46 for the years ended December 31, 2009, 2010 and 2011, respectively.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,

2012	$11

$11

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2011 are as follows:

Balance as of January 1, 2010	$5,937

Foreign currency translation adjustments	(67)

Balance as of December 31, 2010	5,870

Foreign currency translation adjustments	(28)

Balance as of December 31, 2011	$5,842

NOTE 8:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2010	2011

Employees and payroll accruals	$75	$253
Government authorities	494	640
Accrued vacation pay	200	147
Advance on account of sale of an affiliate	369	369
Accrued expenses	841	1,071
Other	13	-

	$1,992	$2,480

NOTE 9:-       CONVERTIBLE DEBENTURES

In December 2006, the Company issued an aggregate amount of $ 14,780 in convertible debentures at a discount of 4% by way of public offering on the Tel-Aviv Stock Exchange ("TASE"). The convertible debenture terms include an offering of 112,500 units of NIS 528 par value each, linked to U.S. dollar with a floor on the NIS/U.S. dollar exchange rate (i.e., if the exchange rate were to be lower than the rate at issuance date, the liability would be the NIS amount at the issuance date) and carry an annual interest rate of 6 months LIBOR minus 0.3% ("Original Rate"). The debentures' principal was repaid in 4 annual installments commencing December 31, 2009, and the interest was payable semi-annually commencing June 30, 2007 ("Original Debenture").

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE DEBENTURES (Cont.)

The debentures could be converted into Ordinary shares of the Company at a ratio of NIS 20.3 par value for each Ordinary share (subject to adjustments). The Company had the right to force the conversion on the debenture holders, when and if its share fair market value reached NIS 25.5 in the last 30 trading on the TASE on or after October 1, 2009.

The difference between the fair value and the unpaid balance of the convertible debentures is as follows:

	December 31,
	2010	2011

Fair value	$5,325	$-
Unpaid principal balance	(6,250)	-

	$(925)	$-

As a result of adopting the Fair Value option of ASC 825 for measuring financial instruments,  starting January 1, 2008, the Company recorded financial expenses in the amount of $ 5,070, $ 2,119 and $ 741 for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2008 and 2009, the Company purchased $ 2,650 par value (NIS 10,076 thousand par value) and $ 1,970 par value (NIS 7,436 thousand par value) of its outstanding convertible debentures for $ 1,376 and $852, respectively. No gains or losses were recorded as a result of such purchase as the debt is presented at fair value.

In January 2010, the Company reached settlement principles with the debenture holders. These principles were approved at a debenture's holders' meeting on January 14, 2010. The amendment of the debenture's trust note ("Trust Note Amendment") was subsequently approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010, and became effective on December 31, 2010. According to the settlement principles, the Company paid the holders the first payment of the debentures' trust, as well as the interest for approximately NIS 11,100 thousand (approximately $ 2,940) due on December 31, 2009, as follows:

i.	A sum of NIS 5,830 thousand (approximately $ 1,539) from the first payment was paid on December 31, 2009;

ii.	The interest payment due on December 31, 2009 was as originally scheduled (i.e. on time);

iii.	A sum of NIS 2,000 thousand (approximately $ 530) from the first payment was paid by January 31, 2010, with an annual interest rate of 9% for the postponement period; and

iv.	In June 30, 2010, the Company paid the remainder of the first payment of the debentures trust along with an annual interest rate of 9% for the postponement period.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE DEBENTURES (Cont.)

Following the Trust Note Amendment, in December 2010, the Company repaid debentures for NIS 11,091 thousand ($ 3,124) thereby reducing the outstanding principal balance to NIS 22,182 thousands ($ 6,250).

Following the Trust Note Amendment, and the repayment made in December 2010, the material terms of the debentures provided as follows:

-
The principal amount was to be paid in seven installments of approximately NIS 3,169 thousand ($ 893), the first of which was due June 30, 2011 (after the Company exercised its option to delay by six months this payment), and the remaining six payments were due December 31 of each year beginning 2011. In accordance with the Trust Note Amendment, the Company opted to postpone the payment of the first installment from December 31, 2010 to June 30, 2011. The payment bore interest at the Original Rate.

-	Interest at the Original Rate was to be paid semi-annually on June 30 and on December 31 of each year for so long as any part of the principal amount was outstanding.

-
Any principal amount or part thereof which payment was postponed in comparison to the Original Debenture was to be subject to annual interest at a rate of 9% accruing from the date on which such payment was due until such payment was made.

-
The Company could at any time, prepay all or a portion of the principal payments which remained unpaid together with interest accrued on such principal payment by way of repurchasing the underlying debentures, provided, that any such prepayment was to be for no less than NIS 3 million and with respect to the last repayment, no less than NIS 3.2 million, and provided, further that the Company could not make more than one repurchase in any calendar quarter.  Any prepayment was to be pro-rata to all debenture holders and the principal amount which remained outstanding after any such prepayment was to be equally divided between the remaining installments.

-	In the event that all of the Company's stock or substantial part of the business was sold, the Company was obligated to prepay all the amounts outstanding under the debentures.

In June 2011, the Company repaid debentures for NIS 3,169 thousand ($ 925) thereby reducing the outstanding principal balance to NIS 19,013 thousands ($ 5,567).

On July 18, 2011, the Company published on Tel Aviv stock exchange a tender to repurchase all outstanding Series A convertible debentures. The Company offered a price of 0.93 NIS for every 1 NIS par value. The offer was valid until August 1, 2011.

On August 1, 2011, NIS 2,045 thousands par value repurchase offers were received and accepted, thereby reduced the outstanding principal balance to NIS 16,968 thousands ($ 4,969).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	CONVERTIBLE DEBENTURES (Cont.)

During August 2011, the Company purchased $ 4,280 par value (NIS 13,182 thousand par value) of its outstanding convertible debentures for $ 3,569. No gains or losses were recorded as a result of such purchase as the debt was presented at fair value.

In September 2011, the Company offered repayment of the entire remaining outstanding amount of debentures (NIS 3,786 thousands per value) at the full value of the debenture, which is equivalent to 1 NIS par value. On October 2, 2011, the Company paid to all the remaining debenture holders 1 NIS par value, equivalent to 100% of the debentures’ value for $ 1,020.

As of December 31, 2011 there is no outstanding amount with respect to the above mentioned debenture.

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 2%-3.5% of revenues from sale of its FormOut! software, up to a maximum of 150% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $ 80 as of December 31, 2010 and 2011.

2.
The Company has entered into non cancelable operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits and other account receivables.

The Company's facilities are leased under non cancelable operating lease agreements, which expire on various dates, the latest of which is in 2016.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

As of December 31, 2011, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles and facilities:

2012	$1,128
2013	895
2014	443
2015	288
2016	216

Total	$2,970

Rental expenses for motor vehicles and facility rental expenses amounted to $ 1,228, $ 958 and $ 1,060 for the years ended December 31 2009, 2010 and 2011, respectively.

3.
Starting from 2011, the Company has a revolving line of credit with an Israeli bank ("the bank") for total borrowing of up to $ 600, based on several conditions and financial covenants.

Interest rate variable at a rate of Libor + 4% .The actual Libor interest rate at December 31, 2011 was 0.2963%.

As part of the line of credit agreement, the Company created a floating charge on all of its assets as security for repayment of any amounts that might be due to the bank under the line of credit Agreement. These charges will remain in place as security for the repayment of amounts under the line of credit Agreement.

During 2011, the Company did not use the line of credit and therefore no interest expenses have been recorded in regards.

As of December 31, 2011, the Company was in compliance in all respects with all the conditions and the covenants in the line of credit Agreement.

b.	Charges:

1.
To secure compliance with the conditions related to the Company's "Approved Enterprise" status, the Company registered a floating charge on equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.
To secure revolving credit facilities and guarantees from a bank, the Company recorded a floating charge on its plant, assets and rights and fixed charges on its unpaid share capital and its goodwill in favor of this bank (see also note 10a).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 205.

2.	The Company provided certain customers and vendors with a $ 293 bank guarantee.

NOTE 11:-	TAXES ON INCOME

a.	Israeli income taxes:

1.
The Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

In 1990, the production facilities of the Company were granted the status of an "Approved Enterprise" under the Investment Law. In 1991, 1999, 2000, expansion programs were granted the status of "Approved Enterprise" (established plan). According to the provisions of the Law, the Company has elected the alternative package of benefits - and has waived Government grants in return for tax benefits.

According to the provisions of the Investment Law, the company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years depending upon the level of foreign ownership of the company.

The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years from the approval date. The year's limitation does not apply to the exemption period.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Benefited Enterprise", such as provisions generally requiring that at least 25% of the "Privileged Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

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

The period of tax benefits for a new Benefited Enterprise commences in the "Year of Commencement," which is the later of: (1) the year in which taxable income is first generated by the company, or (2) the year of election.

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2011, management believes that the Company is meeting the aforementioned conditions.

The Company elected 2009 as a year of election under the Amendment. The Amendment entitles the Company to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10%-25% (based on the percentage of foreign ownership) for an additional period up to eight years from the first year it has taxable income.

If the Company pays a dividend out of income derived from the Approved and Privileged Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. As of December 31, 2011, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Benefited Enterprise".

Income from sources other than the Approved and Benefited Enterprises during the benefit period will be subject to tax at the regular corporate tax rate.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

In January 2011, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, for amendment of the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were cancelled and a flat tax rate would apply to the Company's entire preferred income. The Company will be able to opt to apply the amendment (the waiver is non-recourse) and from then on it will be subject to the amended tax rates that are:

2011 and 2012 - 15% (in development area A - 10%),
2013 and 2014 - 12.5% (in development area A - 7%)
2015 and thereafter - 12% (in development area A - 6%)

The Company may choose not to apply the above amendment, in which case the Company will remain subject to the Investment Law as in effect prior to the 2011 amendment until the expiration of the Company's current investment programs. The Company is examining the possible effect of the amendment on the financial statements, if at all.

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

3.        Corporate tax rates:

The Israeli corporate tax rate is as follows: 2008-27%, 2009-26%, 2010-25%.

In July 2009, the "Knesset" (Israeli Parliament) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter-18%.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

4.
In December 2011, Knesset passed the Law for Socioeconomic Change (Legislative Amendments) (Taxes), 2011, which prescribes, among others, to cancel, effective from 2012, the scheduled progressive reduction in the corporate tax rate and to raise the statutory corporate tax rate to 25% in 2012. In view of the increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate will also be increased. The Amendment was enacted effective as of December 6, 2011. The adoption of the amendment had no effect on the Company's financial statements.

The According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2006 are considered as final assessments.

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

The tax expenses in 2009, 2010 and 2011 in the amount of $ 91, $ 24 and $ 125, respectively, in the financial statements are a result of tax expenses on income of certain subsidiaries.

c.	Carryforward losses:

As of December 31, 2011, Top Image systems Ltd. has accumulated business losses and capital losses in the amount of $ 5,674 and $ 1,890, respectively. The losses can be carryforward against relevant taxable income for an indefinite period.

As of December 31, 2011, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 10,197.

As of December 31, 2011, the U.S. subsidiary had U.S. Federal and State net operating losses carryforwards of approximately $ 3,174, which can be carried forward and offset against taxable income for 4 to 11 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2011, ASG and its subsidiaries had operating losses carryforwards for tax purposes in the total amount of $ 3,725. An amount of $ 3,478 is to be carried forward indefinitely and an amount of $ 247, which can be carried forward and offset against taxable income for up to one year.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

Operating losses carryforwards of Japan and UK subsidiaries in the total amount of $ 2,421 and $ 877, respectively, as of December 31, 2011, can be carried forward indefinitely.

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

e.	Income (loss) from continuing operations before taxes on income:

	Year ended December 31,
	2009	2010	2011

Domestic	$(3,058)	$(1,055)	$1,223
Foreign	(1,285)	619	1,252

	$(4,343)	$(436)	$2,475

f.	Deferred taxes:

	December 31,
	2010	2011

Carryforward losses (1)	$4,633	$3,637
Research and development expenses	308	168
Accrued severance pay	39	29
Accrued vacation pay	45	15
Allowance for doubtful accounts	84	47

Net deferred tax assets before valuation allowance	5,109	3,896
Valuation allowance	(5,109)	(3,896)

Net deferred tax assets	$-	$-

(1)	Inclusive of the effect of enacted changes in tax rates in accordance with Israeli Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 5,109 and $ 3,896 at December 31, 2010 and 2011, respectively.

The Company does not have a provision for Israeli income taxes on the undistributed earnings of its international subsidiaries since the Company intends to indefinitely reinvest these earnings outside Israel.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Employee Stock Option Plan (2003):

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

As of December 31, 2011, 1,689,480 options are outstanding. All the options have an exercise price between $ 1.30 and $ 3.84 per share.

As of December 31, 2011, an aggregate amount of 37,376 options is still available for future grant under of the above mentioned plan.

b.
In February 2010, the Company issued 75,000 of its Ordinary shares to one of its consultant for services received during 2010. The shares were locked up for a period of nine months from the date they were issued. The shares were fully vested when granted.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The Company accounted the repricing according to ASC 718 "Stock Compensation" as a cancellation and new grant.

As a result, 1,071,300 outstanding options were cancelled and 641,390 options were granted. Except for the exercise price and the number of the Company's ordinary shares, each new option has the same terms as the original option and will expire on the expiration date of the original option.

d.	Options to directors:

1.
On December 27, 2006, the shareholders of the Company approved the grant of an option to purchase 125,000 Ordinary shares to several members of the board, at an exercise price of $ 3.84 and vesting term of 2 years. As of December 31, 2011, 31,862 options are outstanding and exercisable. All the options have an exercise price of $ 1.3 per share.

2.
On December 20, 2007, the shareholders of the Company approved the grant of an option to purchase 125,000 Ordinary shares to several members of the board, at an exercise price between $ 2.20 and $ 3.84, with a vesting term of 2 years. As of December 31, 2011, 70,134 options are outstanding and exercisable. All the outstanding options have an exercise price of $ 1.3 per share.

3.
On November 26, 2009, the shareholders of the Company approved a grant of options to several members of the Company's Board of Directors to purchase 299,700 Ordinary shares, at an exercise price of $ 1.3 per share. 150,950 options will vest and become exercisable on December 31, 2009 and the rest will vest and become exercisable on December 31, 2010. The grant was subsequently approved by the Company's Board of Directors on October 17, 2010. As of December 31, 2011, all of the options are outstanding and exercisable.

4.
On December 22, 2011, the shareholders of the Company approved the grant of options to purchase 400,000 Ordinary shares to several members of the board, at an exercise price of $ 2.11. Half will be exercisable immediately and half will be exercisable in one year.

e.	Options to employees and management:

1.
On June 21, 2011, the board of directors approved the grant of options to purchase 140,000 Ordinary shares to several officers, at an exercise price of $ 2.2. One third will be exercisable immediately, one third will be exercisable in one year, and one third will be exercisable in two years.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

2.
On December 14, 2011, the board of directors approved the grant of an option to purchase 402,000 Ordinary shares to several employees, at an exercise price of $ 2.25. One third will be exercisable in one year, one third will be exercisable in two years, and one third will be exercisable in three years.

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2011
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	854,089	$1.32	6.67	$-
Granted	942,000	$2.18
Exercised	(47,920)	$1.30
Forfeited	(58,689)	$1.34

Outstanding at the end of the year	1,689,480	$1.80	8.26	$766

Exercisable at the end of the year	994,142	$1.52	7.04	$733

Vested and expected to vest at end of year	994,142	$1.52	7.04	$733

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company's stock. As of December 2010, there were no in-the-money options, therefore no intrinsic value exists. As of December 31, 2011, there was $621 unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

The weighted average grant date fair values of options granted during 2010 and 2011 were $ 0.472 and $ 1.17, respectively. No options were granted during 2009.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2011, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2011	life (years)	price	2011	exercisable

$1.30	739,980	6.09	$1.30	739,980	$1.30
$2.11 - $ 2.25	942,000	9.99	$2.18	246,662	$2.13
$2.64 - $ 3.84	7,500	4.43	$3.52	7,500	$3.52

	1,689,480	8.26	$1.80	994,142	$1.52

d.	Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS. No dividends were declared in the periods presented.

e.	Private placement transaction

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"), pursuant to which the Company issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $2.00 each, for proceed  of $2,497, net of issuance expenses in the amount of $353.

As part of private placement transaction under the SPA, the Company granted its Investors and its agents, for no additional consideration, warrants to purchase additional 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants may be exercisable on or after six months from June 13, 2011 for a period of five years thereafter at an exercise price of $2.20 per share.

As of December 31, 2011 no warrant has been exercised.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2009	2010	2011

Product sales

Israel	$42	$16	$120
Far East (excluding Japan)	1,802	1,176	713
Europe	8,006	6,055	10,370
North and South America	1,078	1,590	1,635
Africa	10	16	864
Japan	273	312	347

	11,211	9,165	14,049

Service revenues

Israel	108	52	54
Far East (excluding Japan)	1,960	1,848	2,258
Europe	8,411	8,260	10,111
North and South America	1,030	1,236	1,247
Africa	44	67	103
Japan	770	1,134	851

	12,323	12,597	14,624

Total revenues *)	$23,534	$21,762	$28,673

Sales to single customers exceeding  10% of revenues:

Customer A	11%	*)	-	*)	-

*)	In the years 2010 and 2011 there were no sales to a single customer exceeding 10% of revenues.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA (Cont.)

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2009	2010	2011

UK	$4,312	$4,074	$4,009
Israel	2,067	2,131	2,135
Other	171	168	194

Total Long-lived assets:	$6,550	$6,373	$6,338

NOTE 14:-    BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2009	2010	2011

Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$(5,098)	$(460)	$2,350

Effect of dilutive securities:
Interest expenses subject to convertible debentures	*) -	*) -	4

Net income (loss) used for the computation of diluted net earnings (loss) per share	$(5,098)	$(460)	$2,354

Weighted average Ordinary shares outstanding	9,322,341	9,389,512	10,207,111

Effect of dilutive securities:

Employees stock options	*) -	*) -	206,030
Warrants	-	-	3,106
Convertible debentures	*) -	*) -	684,407

	*) -	*) -	893,543

Diluted weighted average Ordinary shares outstanding	9,322,341	9,389,512	11,100,654

Basic net earnings (loss) per share	$(0.55)	$(0.05)	$0.23

Diluted net earnings (loss) per share	$(0.55)	$(0.05)	$0.21

*)     Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2009	2010	2011

Interest income	$38	$12	$16
Interest expenses	(78)	(13)	-
Exchange rate loss and bank charges *)	(492)	-	(182)
Expenses in respect of convertible debentures, including interest **)	(5,130)	(2,189)	(745)
Gain (loss) from change in value and disposal of marketable securities	210	-	-

	$(5,452)	$(2,190)	$(911)

*)	Includes income (expense) from forward transactions in the amount of $ (11), $ 7 and $ 0 for the years ended December 31, 2009, 2010 and 2011, respectively.

**)	See also Note 2(l).

NOTE 16:-	RELATED PARTY TRANSACTION

According to the Company's agreement with the chairman of the board, he is being paid in 2011 a daily fee of $1.5 plus value added tax for each day of services actually rendered, provided, however, that the average monthly gross compensation fee paid to him during each full year will not exceed $28.1 ("the consulting fees") .

During 2009 and 2010 the chairman of the board's daily fee was $1.2 plus value added tax for each day of services.

During 2009, 2010, 2011, the chairman of the board was been entitled to a compensation of $275, $284 and $351, respectively for his services as a board member and for the consulting fees.

Pursuant to a resolution that has been approved at Company's annual general meeting of shareholders on December 22, 2011 the chairman of the board is entitled to: a cash bonus of $113 for 2010 and to receive 4% of the Company’s EBITDA for 2011. In addition, he was granted an option to purchase 100,000 ordinary shares, the option shall vest in two equal parts such that half of the option was vested on December 31, 2011 and the remainder will vest on December 31, 2012.

The chairman of the board bonus entitlement for 2011 amounted on $147.

As of December 31, 2011 there is $ 260 payable to the chairman of the board in connection to his bonuses.