Form 20-F
period 2012-12-31
TOP IMAGE SYSTEMS LTD
filed 2013-03-21
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

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

11,641,758 Ordinary Shares

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

TABLE OF CONTENTS

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

Use of Certain Terms

In this report, “we,” “us,” “our,” “TIS” and the “Company” refer to Top Image Systems Ltd. and its consolidated subsidiaries, collectively. The term “Asiasoft” shall mean Top Image Systems (Asia Pacific) Pte. Ltd. (formerly known as Asiasoft Global Pte. Ltd.) and its consolidated subsidiaries.   References to “$” and “U.S. dollars” are to the lawful currency of the United States of America.  Certain financial information contained in this Form 20-F is presented in thousands where noted.

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

	2008	2009	2010	2011	2012
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
Revenues	32,222	23,534	21,762	28,673	31,330
Cost of revenues	15,075	9,258	8,350	11,184	11,989
Gross profit	17,147	14,276	13,412	17,489	19,341
Research and development, net	1,762	1,558	1,647	1,976	2,609
Selling and marketing	9,292	7,202	6,160	7,748	8,733
General and administrative	5,956	4,381	3,845	4,383	5,087
Restructuring charges	-	-	849	-	-
Impairment of goodwill and other intangible assets	1,839	-	-	-	-
Operating income (loss)	(1,702)	1,135	1,760	3,382	2,912
Financial income( expenses), net	3,136	(5,452)	(2,190)	(911)	(191)
Other income (expenses), net	-	(26)	(6)	4	-
Income (loss) from continuing operations before taxes on income	1,434	(4,343)	(436)	2,475	2,721
Taxes on income	74	91	24	125	(1,122)
Income (loss) from continuing operations after taxes on income	1,360	(4,434)	(460)	2,350	3,843

Equity in earnings (including impairment losses) of affiliated companies	84	(677)	-	-	-
Net income (loss) from continuing operations	1,444	(5,111)	(460)	2,350	3,843
Income (loss) from discontinued operations, net of tax	(840)	13	-	-	-
Net income (loss)	604	(5,098)	(460)	2,350	3,843
Net basic income (loss) per share:
Continued operations	$0.16	$(0.55)	$(0.05)	$0.23	$0.34
Discontinued operations	$(0.09)	-	-	-	-
Net dilutive income (loss) per share:
Continued operations	$0.16	$(0.55)	$(0.05)	$0.21	$0.31
Discontinued operations	$(0.09)	-	-	-	-

Weighted average number of shares outstanding for basic net income (loss) per share	8,921,951	9,322,341	9,389,512	10,207,111	11,403,596
Weighted average number of shares outstanding for dilutive net income (loss) per share	8,936,458	9,322,341	9,389,512	11,100,654	12,317,502

	2008	2009	2010	2011	2012
Summary of Balance Sheet Data:
Cash and cash equivalents	5,777	2,866	1,763	2,090	2,223
Working capital	6,030	3,933	1,762	2,463	7,674
Total assets	24,642	18,167	15,024	15,598	21,535
Long term debt	4,660	6,729	5,250	1,543	1,808
Total liabilities	14,540	13,137	10,732	6,458	6,709
Shareholders’ equity	10,102	5,030	4,292	9,140	14,826

RISK FACTORS

 Risks Related to Our Business

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

Historically, our capital requirements have been significant. We may in the future require additional financing to fund our operations and capital requirements beyond our current resources, our cash flow from our operations or funding under our revolving line of credit.  In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all.  We have no expectation that our existing shareholders will provide any portion of our future financing requirements.  Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts.  In addition, to the extent that we incur substantial indebtedness, we will be subject to risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate, and cash may be insufficient to repay interest and principal on any such indebtedness.  Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

We have had difficulties in making our debt payments and may not be able to make debt payments that we may incur in the future.

In December 2006, through the issuance of convertible debentures, we raised net proceeds of NIS 61.9 million (approximately $14.8 million at the date of issuance).

 The first principal payment on the debentures was due December 31, 2009.  Prior to the first principal payment we concluded that making full payment at such time would have had an adverse effect on our cash flow and, therefore, initiated negotiations with our debenture holders in order to reach an alternative payment arrangement.   That arrangement was approved by the debenture holders on November 24, 2010 and by the Tel Aviv District Court on December 13, 2010, and the amendment to the indenture, pursuant to which the debentures had been issued, was entered into on December 31, 2010.  In 2011, we raised funds in a private placement and used them to repay the remaining outstanding principal balance of, and accrued interest on, the convertible debentures in full.

In 2011, we entered into a credit agreement with Leumi bank, which provides for a revolving credit facility of $600,000. As of March 11, 2013, we had borrowed $597,000 pursuant to the credit facility. Our ability to meet our existing and future obligations under the credit facility or otherwise will depend on whether we can implement our strategy as well as on financial, competitive and other factors, including factors that are beyond our control.

Any failure to make timely payments could result in a material adverse effect on our business, prospects, financial condition and results of operations.

The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition.

We sell our products and services in various countries around the world, with a concentration in Europe. Consequently, our sales and profitability are dependent on general economic conditions globally and locally. The weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the global economic downturn that has been ongoing during the past several years  has resulted in our customers and the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions.  A substantial and lasting slowdown of the global economy could result in a continuation of that trend thereby adversely affecting our business.

The global economic downturn and the European debt crisis in particular have also led to more limited availability of credit which may have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us. The generally difficult economic conditions combined with tightening credit markets may also cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products, services and solutions.

For example, the European debt crisis, which has had a negative impact on the European economy, may have adverse impact on our operations.  In 2010, 2011 and 2012, we generated $14.3 million, $20.5 million and $19.9 million, respectively, of revenues from our operations in Europe, which represented 66%, 71% and 64%, respectively, of our total revenues. We are not certain that we will be able to maintain those levels in light of the ongoing economic difficulties in Europe. The tightening of European credit markets may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.  In addition, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, reducing the purchasing power of our customers and end-users of our products or services, which can lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

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

Between 2007 and 2009, we acquired related complementary businesses in an effort to expand capacity, enter new markets and diversify our sources of revenue.  Those acquisitions strained our management, financial and operational resources.  Any future acquisition may also generate such strain. In the event we engage in additional acquisitions, they may also result in potentially dilutive issuances of equity securities, incurrence of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results.

We currently have subsidiaries in foreign countries and additional acquisitions in foreign countries, should we choose to pursue them, may pose additional problems. We could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.  Also, the acquired businesses may not yield the income and levels of activity we expected them to yield, which may result in losses.

Additionally, we may not succeed in retaining or hiring qualified management, sales, customer support, and technical personnel to integrate acquired operations, manage future growth effectively, and accomplish our overall objectives.  Competition for qualified personnel is intense.  If we expand too fast, or fail to integrate our recently acquired businesses or other new businesses, or lose key personnel from our recently acquired businesses or other businesses, there could be a material adverse effect on our business, prospects, financial condition and results of operations.

The market  for data capture systems, automatic form processing systems and mobile data captures highly competitive.

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies, including EMC (Captiva Software), Mitek, Banctec, Kofax (formerly, Dicom Group), Datacap, and ReadSoft, as well as with manual data entry systems.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times. Further, the emerging market for mobile data capture systems in which we are competing, even at this stage of its development, is characterized by intense competition and rapidly changing business conditions, customer requirements, and technology.  We are in competition with Mitek and others in that market. The emerging nature of the market may impose financial risks that competitors with greater financial resources are more equipped to bear.

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

A slowdown could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our success depends on our strategic marketing relationships and the marketing and distribution efforts of our distributors and other strategic partners.

Our business and prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners.  The loss or diminishment of our relationship with any one of our significant strategic partners could have a material and adverse effect on our existing operations and growth prospects.  We normally attempt to recruit distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products. We cannot assure you that we will be able to develop such relationships. Our litigation with Mitek (see "Our success depends on our proprietary software technology") may impact the willingness of others to enter strategic partnerships with us.

Our industry is marked by rapid technological changes and frequent new or updated product introductions, and if we do not respond to such rapid technological changes, new product introductions and enhancements and evolving industry standards, our products and services could become obsolete.

As processing speeds increase, memory capacities expand and software is upgraded, we need to ensure our products, capitalize on these developments, and remain compatible with industry standards.  Our ability to compete will depend upon our ability to offer state-of-the-art products in a timely and cost-effective manner.  Our product decisions must anticipate the changing demand for products.  If we are unable to develop, modify and enhance our existing technology to respond to such changing standards and customer demands, our business could be adversely affected.  In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

We have had a history of losses and may incur future losses.

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008, 2011 and 2012, and our losses may recur and continue.  For the year ended December 31, 2012, we had an accumulated deficit of $19,806,000. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will continue to achieve profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects, financial results and results of operations.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue, this may cause our stock price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.

Our lengthy sales cycle increases our exposure to customer cancellations or delays in orders, which may result in volatile quarterly revenues.  Given the high average selling price of, and the cost and time required to implement our solutions, a customer’s decision to license our products typically involves a significant commitment of resources and is influenced by the customer’s budget cycles and internal approval procedures for information technology purchases.  In addition, selling our solutions requires us to educate potential customers about our solutions’ uses and benefits.  As a result, our solutions have a long sales cycle, which can take 9 to 12 months or more.  Consequently, we have difficulty predicting the quarter in which sales to expected customers may occur and actual sales may not necessarily be in the same calendar quarter or even year in which we expended resources in connection with marketing to the client.  The sale of our solutions is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes of our customers, which typically accompany significant capital expenditures.

Other factors that may contribute to fluctuations in our quarterly results of operations include:

•	the size and timing of orders;

•	customer deferral of orders in anticipation of new products, product upgrades or price enhancements;

•	customer deferral of orders due to general economic conditions or a customer’s specific cash flow shortages;

•	the high level of competition that we encounter; and

•	the timing of our product introductions, upgrades or enhancements or those of our competitors or of providers of complementary products.

Fluctuations in our quarterly results could discourage investors and cause the market price of our ordinary shares to decline.

Large customers have historically constituted a significant portion of our orders and if we become dependent on large customers, the loss of such customers could adversely affect us.

In some years, prior to 2010, sales to large customers accounted for a significant part of our sales, and  although in 2012, 2011 and 2010, we had no customer who accounted for more than 10% of our total revenues, we are actively recruiting large customers and partners for our products.   If we become dependent on large customers    our business, prospects, financial conditions and results of operations could be adversely affected by the loss of such customers.

Our success depends on our ability to execute our restructuring.

Our plans for growth are dependent on our ability to execute the organizational restructuring detailed in "Recent Developments". We are devoting significant energy and resources to bringing about that restructuring based on the belief that it will allow us to expand the scope of our product offerings in the various markets around the world in which we are active and to increase our penetration of those markets.  That energy and those resources could be devoted to other activities. There is no assurance that we will be successful in executing the organizational restructuring or that, if we are successful, the restructuring will have the positive effects which we hope to achieve through it. If either occurs, our profits and growth could be adversely impacted.

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

Our solutions require a sophisticated sales effort targeted at senior management of our prospective customers.  New employees in our sales department require extensive training and typically take several months to achieve full productivity.  There is no assurance that we will be able to retain our sales staff, or that new sales representatives will ultimately become productive.  If we were to lose qualified and productive sales personnel, our revenues could be adversely impacted.

We are may be subject to potential liabilities arising from a patent claim filed against us in the United States.

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement on five United States patents in the United States District Court for the District of Delaware.  Mitek filed a First Amended Complaint on January 11, 2013.  An answer to the First Amended Complaint was filed on January 28, 2013.  A scheduling order was entered on February 21, 2013 and the lawsuit is still in its early state. No discovery has been taken and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in our MobiCHECK software. Mitek is seeking a declaration of infringement, damages, and other amounts.

While we believe that Mitek’s claim is without merit, we cannot assure you that the suit will be dismissed or that we will prevail. If Mitek is successful, or if we agree to settle the lawsuit, we might be unable to pursue, or severely limited in, our marketing and sale of MobiCHECK and possibly other products might restricted or be subject to significant obligations to pay royalties. Further, even if we prevail in the lawsuit, intellectual property litigation is expensive and tends to divert management attention from our business. Accordingly, if any of the foregoing risks are realized, the lawsuit could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

Our products contain third party intellectual property which may expose us to additional risks.

We license components of our software systems and technology from third parties in reliance on such parties’ representations as to ownership of the licensed intellectual property.  If our licensors are found not to own or have rights to sublicense such rights to us and we are unable to replace the licensed technology with a comparable substitute, there could be a material adverse effect on our business prospects and financial results.  Even if we were to replace licensed technology with available alternatives, it could take time to identify the best replacement and integrate it into our software.  The delay and uncertainty could negatively impact our financial results. Furthermore, we could be sued for, or found liable for infringement arising from our use of such licensed technology and indemnity obligations, if any, on the part of the providers of such licensed technology might not be sufficient to cover liabilities we incur.

Our inability to protect our intellectual property could adversely affect our competitive position and, consequently, our business and operations.

Our success depends on our ability to protect our intellectual property. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.  In the past, we have not obtained any patents.  As a result of a change in our intellectual property protection policy, we have begun to file patent applications with regard to relevant technology.  We have applications at this point for patents in the United States with regard to Mobile capture, full page images and contextual classification.  We may file additional patent applications in the future.  We cannot assure you that:

•	any of our existing patent applications will be accepted;

•	we will be successful in generating technology in the future which will be susceptible to applications for patents;

•	any patents which we may obtain will be broad enough to protect our technology, will provide us with competitive advantages or will escape challenge or invalidation by third parties;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents.

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

We have significant operations in foreign countries, including research and development, sales and customer support operations.  Currently, in addition to our operations in Israel, we have significant operations in the United Kingdom, Germany, and Singapore and in the United States where we recently opened our new North American office.  Our international sales and other operations are subject to risks inherent in doing business in foreign countries, including, but not limited to:

•	changing domestic and foreign customs and tariffs or other trade barriers;

•	potential staffing difficulties and labor disputes;

•	managing and obtaining support and distribution for local operations;

•	difficulty in enforcing agreements through the different legal systems of the countries in which we operate;

•	customers in the various countries in which we operate may have long payment cycles;

•	seasonal reductions in business activity in certain parts of the world;

•	restrictions on our ability to repatriate earnings from countries in which we operate;

•	credit risk and financial conditions of local customers and distributors;

•	potential difficulties in protecting intellectual property;

•	potential imposition of restrictions on investments;

•	potentially adverse tax consequences;

•	foreign currency exchange restrictions and fluctuations;

•	natural disasters; and

•	local political and social conditions, including the possibility of hyperinflationary conditions, terrorism and political instability in certain countries.

Approximately 64% of our revenues in 2012 were generated from sales made in the European Union. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition”.

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

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound and Singapore dollar. Approximately 64% of our revenues are generated in the European Union. In periods when the U.S. dollar weakens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

 Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has led the government of the Palestinian Authority.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration of Israel’s relations with Turkey, with whom Israel currently has a free trade agreement.  In addition, 2011 and 2012 were marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and Syria culminating in the replacement of certain leaders in some of  those countries, in addition, there is a high level of tension relating to Iran’s nuclear capabilities and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Civil war in Syria has intensified with stray ammunition from the conflict landing in Israel from time to time. Continuing or escalating instabilities and hostilities in the region or curtailment of trade between Israel and its present trading partners as a result or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

Rising political tensions and negative publicity about Israel may negatively impact demand for our products .

Our principal offices are located in Ramat Gan, Israel. A number of groups in several countries have called for consumer boycotts of Israeli products. While many of those boycotts are focused on products originating in the West Bank and Ramat Gan is not in that area, other boycotts do not differentiate between different areas under Israeli control.  Various political events from time to time have led to the revival or intensification of boycott efforts. Existing or future boycott efforts might adversely affect our sales efforts, and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our operations may be disrupted by the obligation of key personnel to perform military service.

Generally, all male adult citizens and permanent residents of Israel under the age of 42 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) are obligated, unless exempt, to perform military reserve duty annually and some of our executive officers and employees in Israel are so obligated.  Moreover, in the event of armed conflict in which Israel is involved or the threat of such conflict, our executive officers and employees might be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to expand our business or replace employees on active military duty.  Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

We may not be able to expand our personnel or marketing efforts quickly enough to support our growth.

Because of our small size and our business strategy to increase our sales we anticipate an increased demand on all of our resources.  To the extent that our efforts to generate new business and increase demand for our products and services are successful, we will need to accurately estimate our need for personnel or marketing and customer support, or we may not be able to support our future growth.  For example, if we are successful in our efforts to obtain significant orders for our products, we may be required to install and service, on a timely basis, large numbers of installations at our customers’ locations.  We cannot assure you that we will be able to provide such services on adequate terms and conditions or at all.  Furthermore, in order to remain competitive and keep our products up to date, we need to continue to attract and retain a qualified team of employees.  If we fail to obtain the human resources our business requires, there could be a material adverse effect on our business, prospects, financial conditions and results of operations.

Government grants we received for research and development expenditures may be reduced or eliminated in the future due to Israeli government budget cuts.  Furthermore, our receipt of such grants limits our ability to develop products and transfer technologies outside of Israel, and require us to satisfy specified conditions.

In 2012, as several times in the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984 for the financing of a portion of our research and development expenditures in Israel.  Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate. The total grants received in 2012 were about $183,000.  The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants or arose out of such technologies.  The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether.  Such approval, if granted, will generally be subject to additional financial obligations.  In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties.  See also “Governmental Regulation” in Item 4 below.

If we fail to satisfy the conditions specified under Israeli law, we may be denied benefits to which we are currently entitled or may be entitled to in the future.

Our activities in Israel have been granted “Approved Enterprise” (established plan) and "Benefited Enterprise" status under "The Law for the Encouragement of Capital Investments, 1959", or the Investment Law, as amended.  The benefits available to an Approved Enterprise program or a Benefited Enterprise are normally in the form of favorable tax rates and are dependent upon the continuing fulfillment of ongoing conditions stipulated  in the certificate of approval or under applicable law.  If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied us in the future.

For a description of the investment law and its recent material amendments, see “Additional Information-Law for the Encouragement of Capital Investments, 1959.”

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

According to NASDAQ listing standards, if the stock price of a listed company falls below $1.00 a share for a period of 30 consecutive business days, such company’s stock may be subject to delisting unless such failure is cured within 180 days from the date on which NASDAQ notifies the listed company of such failure. There were periods in 2009 and 2010 during which our stock price fell below $1.00 per share.

According to the TASE rules, a company with stock that trades on both the TASE and NASDAQ must comply with the TASE minimum valuation requirements which currently provide that it must have a minimum market capitalization of NIS 25 million.  If the company does not comply with the minimum valuation requirements, compliance with which is being tested on a semi-annual basis, it is given six months to regain compliance or be delisted.  Our ordinary shares were in compliance with the minimum valuation requirements as of March 11, 2013.

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

As of March 11, 2013, we had approximately 11,653,807 ordinary shares outstanding, of which 9,226,823 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  Since the effectiveness of the registration statement on Form F-3, the selling security holders named in that registration statement have been able to freely sell all of the ordinary shares covered by such registration statement, which is substantial in relation to our outstanding ordinary shares and public float of our ordinary shares.  In addition, a substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of March 11, 2013, there were outstanding options and warrants to purchase an aggregate of approximately 1,552,975 ordinary shares.

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

As a result of these requirements, if our common shares become subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our ordinary shares in the United States may be significantly limited.  Some broker-dealers have adopted a policy under which they refuse to allow clients to hold penny stocks in their brokerage accounts, or refuse to open new accounts holding penny stocks. Accordingly, the market price of our ordinary shares may be depressed or limited, and investors may find it more difficult to sell the shares.

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

Although our internal control over financial reporting was considered effective as of December 31, 2012, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Recent Developments

In late 2012, we decided on an organizational restructuring aimed at establishing a scalable, balanced organization to facilitate global expansion of its product lines and related business activities in the many markets in which it operates around the globe. The reorganization plan includes setting up a global solutions group to develop, manage and support market-driven solutions and setting up a field operations group in attempt to maximize the business potential of the company in each of our regions.  Under the new structure,  we hope to grow in the US and Asia Pacific by promoting sales of those products we already sell in high volume in Europe and the Middle East & Africa (EMEA), while in parallel introducing our mobile solutions to the European market and allowing for improved cross-organizational knowledge transfer that will enable us to meet these goals. The two sections of the organization will work closely together and implement integrative processes with the leadership and support. We are in the process of implementing the reorganization.

In April, May and August 2012, we issued 250,000 of our Ordinary shares to an external consultant in consideration of services provided during 2012. The shares were fully vested when granted. In connection with the grants, we recorded compensation expenses in the amount of $813,000.

In June 2012, we opened our North American headquarters in New York City. The office employs eight individuals, including sales and technical personnel. Our new office provides us with proximity to the financial institutions and banks that comprise a significant segment of our target customer base. We anticipate that our new office will provide the foundation for us to strengthen our sales and marketing activities in the US and elsewhere in North America, focusing on the banking and financial sectors as well as on enterprises in other industries employing content-rich business processes.

On June 13, 2011, we closed a private placement transaction, which we refer to as the private placement.  In the private placement, we issued an aggregate of 1,425,000 ordinary shares at a price of $2.00 per share and warrants to purchase an aggregate of 441,750 ordinary shares at an exercise price of $2.20 per share, which we refer to as the warrants, pursuant to the Securities Purchase Agreement, dated June 6, 2011, that we entered into with investors.  The warrants may be exercised for five years after the closing date.  We also entered into the Registration Rights Agreement, dated June 13, 2011 with the investors in the private placement, pursuant to which we filed a registration statement on Form F-3 to cover the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the warrants issued in the private placement.   We used the proceeds of the offering of $2,497,000, net of issuance expenses, to repay, in part, the remaining principal balance of debentures originally issued in December 2006. We completed the repayment of the debentures and retired our debt under them on October 4, 2011.

We held, through Top Image Systems (Asia Pacific) Pte. Ltd. investments in affiliated companies such as: Asiasoft Hong Kong Ltd ("AS HK"), in which we held 23.37%. During 2010 AS HK sold its business to another company. In December 2010, AS HK received an advance in the amount of $369,000 as a result of such sale.

Until May 2011 we also held an investment in Asiasoft (M) Sdn Bhd ("AS M"), in which ASG holds 30% equity interest, is a Malaysian registered company which provides information system products and related services. During May 2011 the Company decided to waive its holding in AS M and transferred its holding for no proceed. Due to the fact that the investment book value was $0, no gain or loss was recorded in connection therewith.

Business Overview

1. Products and Solutions

Our  product offering is based on our eFLOW flagship platform, which is an among industry-leading document and content capture and workflow platform that empowers a wide variety of solutions, the top five of which we focus on today: Accounts Payable (AP) Automation, Digital Mailroom, e-Government, eFLOW for Banks and TIS Mobile Capture & Payment Solutions.

eFLOW Document and Content Capture and Workflow Platform

eFLOW is our advanced proprietary platform that leverages our 20 years of experience. Large and mid-sized enterprises across the globe benefit from this expertise and deploy eFLOW end-to-end solutions to collect information from different types of inbound documents and process them to provide actionable data delivered to their ERP, CRM and workflow systems.

eFLOW is a modular solution based on one platform. Each module has been customized to tackle different business challenges using one uniform underlying technology and infrastructure. Companies can target their most urgent problems and then expand the solution through their enterprise as required module by module. Businesses benefit from streamlined processes across the company and a consistent look and feel. eFLOW is a scalable solution that can grow with the customer’s business.

The eFLOW technology includes mechanisms and engines that allow it to continuously achieve very high recognition rates for complex of documents. eFLOW captures all incoming information at the gateway to the business – from structured, semi-structured, and unstructured document formats, and from - paper, fax, email and other digital files,  mobile devices and more. Both printed and handwritten content is processed using our powerful OCR software functionality. Information from documents is automatically extracted, classified and verified, and fed to other enterprise systems for further action.

Our R&D group constantly improves the eFLOW technology, its algorithms and architecture in order to maintain its industry-leading intelligent capture and recognition of complex documents. In 2012 eFLOW was recognized by Forrester Research as one of the top five multichannel capture solutions, being the only solution to score 5 out of 5 in both "Intelligent Data Capture" and OCR Support.

eFLOW INVOICE for Accounts Payable (AP) Automation

Accounts Payable, or AP, automation, is a need shared by almost every large and mid-sized enterprise which receives numerous invoices every day as part of their standard business activities. eFLOW INVOICE automates and streamlines the process of handling invoices in an organization, and interfaces with the customer’s ERP system.

In 2012 Top Image Systems augmented the eFLOW INVOICE solution by adding functionality for e-Invoice processing, incorporating other aspects of the invoice processing function, enabling seamless process automation,  approval workflow and interface to ERP for payment.

eFLOW DMR - Intelligent Digital Mailroom

eFLOW DMR - Digital Mailroom enables an enterprise to collect all inbound information on one platform and combine it into a single electronic data capture workflow. The incoming content is captured, classified, prioritized and accurately routed without delay to all destinations across the organization. This process results in improved efficiency and customer service, better relationships with suppliers and business partners, as well as reduced errors and associated costs.

In 2012 eFLOW DMR strengthened its artificial intelligence algorithms, enabling it to recognize incoming documents in complete context related to other materials, and  allowing faster and more accurate recognition and classification.  We also enhanced the system’s ability to generate automatic responses to incoming mail which facilitate immediate reaction to critical issues, improve responsiveness to customers and significantly save time and money by eliminating routine manual mail-related tasks.

eFLOW e-Government & Forms Processing

We are among world leaders in processing population censuses and related projects in which governments need to collect and process high volumes of form-based data in very short timeframes. Related projects include election processing projects, social security, tax and other government form processing projects, as well as postal service projects in which various types of postal items are quickly scanned and processed for accurate and rapid tracking and delivery.

eFLOW for Banks

The banking and financial industry has undergone an information technology revolution to enable its core banking systems to provide a satisfactory response to new and growing needs  stemming from competition, regulation and volatile global market conditions. However, the "outer envelope" framing typical banking business processes is still dependent on forms, paper documents, manual processes and cumbersome procedures which reduce efficiency and profitability, impair user experience and jeopardize customer satisfaction.  We fill the banking "envelope gap" with our eFLOW for Banks.

The eFLOW for Banks automates the numerous daily typical document-centric processes, including account opening, lockbox, loan origination and many more.  The eFLOW for Banksenables banks to more easily implement various procedures and workflows, such as account initiation and administration involving the application of regulatory rules such as KYC (Know Your Customer) and Four-Eyes. Check clearing, lockbox, fraud detection and signature verification, credit card verification and many other document- based processes can be digitized and automated to significantly improve efficiency and customer satisfaction.

TIS Mobile Capture & Payment Solutions

We combine our technological knowledge in the area of recognizing and processing content with knowledge of a wide variety of existing mobile smart user devices to develop mobile capture apps and solutions that process content using mobile devices such as smartphones and tablets.

In 2012, we introduced our initial mobile capture and payment solution suite – MobiCHECK, MobiPAY, MobiFLOW and MobiCLOUD – officially introducing the solutions on the US market at the Remote Deposit Capture Summit 2012 in Florida in September and pursuing partnerships to resell the solutions.  We continue to enhance our mobile capture and payment solution offering to meet the rapidly expanding needs of this growing market.

Our mobile remote check deposit solution MobiCHECK allows banks to offer their customers a mobile check deposit solution which carries all the “brainpower” on the mobile device itself; users do not need to guess how and when to  snap the image with the mobile phone camera – because the application does that automatically for them.

eFLOW Industry Solutions

We provide innovative solutions to a range of vertical markets in both the private and public sectors.  With eFLOW® clients gain a remarkable improvement in business process efficiency while reducing their operating costs.  We have packaged eFLOW® in pre-configured solutions for the following sectors:

•	Banking & Financial Institutions;

•	Government Departments & Statistical Offices;

•	Insurance;

•	Health Care;

•	Energy & Utilities;

•	Transport & Logistics;

•	Postal Services;

•	Retail & Manufacturing; and

•	Business Process Outsourcing (BPO) and Shared Services

We believe that our eFLOW applications and solutions, which we  improved in 2012, provide proven value to all the industry markets above; we have been very active automating document-centric processes across various industry segments, including not only in the financial services sector (banking, insurance) but also in postal, transportation and logistics and retail and manufacturing.  In parallel we expend great efforts to build and support our partnerships with many large BPOs that base their document processing services on eFLOW technology.

Principal Markets

As of December 31, 2012, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and Eastern Europe, South Africa and Australia.  We have several local sales and technical representatives in France, Spain, Italy and the Netherlands.  These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region
(U.S. dollars in thousands)

	2010		2011		2012
	$	%	$	%	$	%
Europe	6,055	67%	10,370	74%	9,146	60%
Far East (excluding Japan)	1,176	13%	713	5%	701	5%
Japan	312	3%	347	2%	833	5%
North and South America	1,590	17%	1,635	12%	2,442	16%
Africa & Middle East	16	-	864	6%	2,052	13%
Israel	16	-	120	1%	129	1%

Total	9,165	100%	14,049	100%	15,303	100%

Service Revenues by Region
(U.S. dollars in thousands)
	2010		2011		2012
	$	%	$	%	$	%
Europe	8,260	65%	10,111	69%	10,790	67%
Far East (excluding Japan)	1,848	15%	2,258	15%	2,580	16%
Japan	1,134	9%	851	6%	902	6%
North and South America	1,236	10%	1,247	9%	1,595	10%
Africa & Middle East	67	1%	103	1%	112	1%
Israel	52	-	54	-	48	0%

Total	12,597	100%	14,624	100%	16,027	100%

2. Description of Markets

Our technologies and software solutions are generally categorized under the ECM (Enterprise Content Management) segment of Enterprise IT, and within this segment we offer Intelligent Document and Content Capture, Workflow and Delivery applications.

A dominant player in the Image and Capture segment

We believe in the robustness and future growth of our core business.  Leading industry analyst indicate that document capture is one of the leading, highest potential growth sectors in today’s IT software market, and forecast that this sector will continue to grow at a double digit rate per year.

Within ECM, in the Document Capture Software Market, according to major analysts, 2010 represented a major turnaround for Document Capture Software which grew by just over 10% to be worth just over $2 billion and analysts are now predicting that this can double to $4 billion by 2015.

As in previous years, capture outperformed the overall IT and ECM markets.   Growth came mainly from North America with the U.S. showing 15% growth to make it once again the largest market segment.  We have therefore invested considerable resources to expand our activities in this important and growing market segment.

A key sub-segment of the document capture market is Ad Hoc Transaction capture activities, that segment has been expanding rapidly.   Analysts are forecasting continuing robust growth in this market as cloud technologies, SharePoint and the growth in new mobile devices such as smartphones and tablets gain market share.  This demand driven capture combined with business process understanding has huge potential which we aim to meet with its mobile and integrated mobile and enterprise capture solutions.

The mobile payment market is a sub-segment of the mobile banking market, whose magnitude is determined by the size of the total mobile phone, or more specifically smartphone, user population.

Consumers expect to leverage them to optimize more and more tasks. including mobile banking solutions such as mobile remote deposit of checks,. The “first generation” of mobile banking solutions presents many challenges, especially in the area of image quality.  We have focused on these issues and believe that our mobile capture products solve the image quality challenge and provide “recognition-proof” images for documents and checks captured by mobile devices.

Seasonality

Seasonality does not currently affect our business in a material manner because the seasonality of different markets substantially offset each other.

Our business significantly depends upon the requirements of large corporations and governmental agencies.  As many of these entities operate according to annual budgets, their tendency is to approve budgets in the beginning of the fiscal year and release the budgets toward the end of the fiscal year. This mode of operation affects our results of operations throughout the year. Nevertheless, in Japan and the United Kingdom, the fiscal year for most of our customers ends on March 31 while in other markets the fiscal year ends on December 31. Thus activity in the Japanese and UK markets tends to reduce the seasonality of our other business.  We could become subject to fluctuations in seasonality in the event the volume of business from different markets changes significantly, including, but not limited to, strong and rapid growth in the United States.

See the section of Item 5 herein entitled “Sale Cycle” for additional details.

5. Marketing Channels

We continue to sell our solutions both via our own direct sales force as well as via partners, resellers and integrators worldwide.  In terms of direct sales channels, in June 2012 we opened our US office and boosted our direct sales efforts in the US by hiring additional sales people. In the US we intend to sell our mobile products as well as our full solutions portfolio

In 2012 Top Image Systems forged more than a dozen new business partnerships, which we believe will   contribute to future business growth through a wider channel for distribution of our solutions, reinforcing our strategy of growth via channel partnerships. Among these partnerships, of particular note are four partnerships in North America, the region where we are focusing our primary current aims for growth both in our core business areas as well as in the emerging mobile capture market.

Soon after opening our US offices, we announced our first mobile remote deposit capture partnership with check 21/remote deposit and e-check processing supplier CheckAlt, which evaluated and approved the quality of our MobiCHECK solution.  During 2012 we also announced partnerships with TransCentra and its customer DataMARK to market our mature enterprise capture solution portfolio to large and mid-sized businesses throughout the US. Then, recently, we expanded our relationship with TransCentra to promote our mobile capture products.

We also reached an agreement with the supplier to the financial industry Jack Henry & Associates to resell our mobile solution suite.

7. Competition

The data capture market is changing through increased demand to process information more rapidly. Document volumes are growing at the same time as competition is intensifying.  The market is fragmented and is characterized by local application and requirement differentiations, vertical solutions and various combined software offerings to customers. Competitors usually focus on one or more business processes and their solutions address different needs derived from the customer company size, industry, geography and platform. Within the ECM lifecycle, we position ourselves primarily in the Imaging and Capture phase, which precedes content management, although also offers important BPM workflow capabilities. The big three ECM players (IBM, Opentext, and Oracle) primarily focus on what comes after Capture, which is content management, BPM and records management.

We focus on the source of origination of physical or electronic documents entering an organization. In relation to the smaller players, our eFLOW® platform was built from ground up and covers the entire spectrum of Capture / Imaging, as opposed to the other players focusing only on specific areas (such as accounts payable or invoices). The data capture/imaging market is highly fragmented with more than 50 players. We compete with EMC, Kofax, Readsoft, Datacap, Mitek, Banctec, AnyDoc, eCopy, Global360, Ikon, Itesoft, Parascript, Scansoft, Scan Optics, as well as manual data entry systems.

Globally, our three main competitors are Kofax, Readsoft and EMC. Kofax became the market leader via acquisitions and strong distribution channels. Readsoft is our second competitor mainly in the AP - Invoice solution and especially in the EU market. EMC which acquired Captiva is strong in the global enterprise marketplace and is also a significant competitor.  In certain markets such as in the United States and Europe, we compete with more than one company supplying similar solutions. In the Asia Pacific region we compete mainly against local technology providers and the large global competitors. The market for our technology and solutions is also characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product lifespan.

In the area of mobile capture and payments, we compete primarily with Mitek who is mostly active in the US. Mitek has commenced suit again us claiming infringement of patents they own.

In its 2012 Multichannel Capture Wave Report, Forrester Research executed an 18-criteria evaluation of capture vendors, evaluating offerings from Brainware, EMC, IBM, Itesoft, Kofax, Notable Solutions, OpenText, and Top Image Systems. Although unable to include all of the many capture providers in the formal evaluation, the other competitors they note include Hyland OnBase, Isis Papyrus, AnyDoc Software, Autonomy Cardiff TeleForm, Ricoh GlobalScan, Mitek Systems, ReadSoft for invoicing, KnowledgeLake for Microsoft and Oracle Document Capture (formerly Captovation).   As mentioned above, Forrester ranked us as one of the five leaders of this market, along with Kofax, IBM, EMC and OpenText.

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

Intellectual Property Rights

Our success depends upon our proprietary software technology. We rely on trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. In addition, we have begun to move toward protecting our intellectual property through the filing of patent applications. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. None of our patent applications have yet been productive of a patent and we cannot assure you that we will file for or obtain any patents. In addition, we cannot assure you that:

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

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement on five United States patents in the United States District Court for the District of Delaware.  Mitek filed a First Amended Complaint on January 11, 2013.  An answer to the First Amended Complaint was filed on January 28, 2013.  A scheduling order was entered on February 21, 2013 and the lawsuit is still in its early state. No discovery has been taken and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in our MobiCHECK software. Mitek is seeking a declaration of infringement, damages, and other amounts.

While we believe that Mitek’s claim is without merit, we cannot assure you that the suit will be dismissed or that we will prevail. If Mitek is successful, or if we agree to settle the lawsuit, we might be unable to pursue, or severely limited in, our marketing and sale of MobiCHECK and possibly other products might restricted or be subject to significant obligations to pay royalties. Further, even if we prevail in the lawsuit, intellectual property litigation is expensive and tends to divert management attention from our business. Accordingly, if any of the foregoing risks are realized, the lawsuit could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

Governmental Regulation

The government of Israel encourages research and development projects through its Office of the Chief Scientist Office, or OCS, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In exchange for assistance provided by the Israeli government in connection with research and development costs we are committed to paying to the Israeli government royalties at the rate of 3% to 3.5% of revenues from sale of our iCMR software, up to a maximum of 100% of the amount of participation received, linked to the U.S. dollar plus interest at the LIBOR rate. There are no outstanding obligations in respect of royalty-bearing government participation as of December 31, 2012.

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

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	14,000	670	2014
Cologne, Germany	24,000	740	2016
London, United Kingdom	6,000	130	2012
Tokyo, Japan	6,000	120	2013
Hong Kong	2,000	100	2013
Singapore	10,000	200	2016

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

In 2012 we had net income of $3,843,000 compared to net income of $2,350,000 in 2011.

Sales Cycle

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region
(U.S. dollars in thousands)

	2010		2011		2012
	$	%	$	%	$	%
Europe	14,315	66%	20,481	71%	19,936	64%
Far East (excluding Japan)	3,024	14%	2,971	12%	3,281	10%
Japan	1,446	7%	1,198	4%	1,735	5%
North and South America	2,826	13%	2,882	10%	4,037	13%
Africa	83	-	967	3%	2,164	7%
Middle East	68	-	174	-	177	1%
Total	21,762	100%	28,673	100%	31,330	100%

Acquisitions and Dispositions

Our business and financial position during the three years ended December 31, 2012 were influenced by  the acquisition of Asiasoft which was completed in two stages, in 2007 and 2009, and increased our presence in Singapore and Hong Kong.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

•	Revenue recognition

•	Allowance for doubtful accounts

•	Convertible Debentures

•	Contingencies and accrued expenses

•	Share-based compensation

•	Income taxes

Revenue Recognition

We derive our revenues mainly from sales of products and services. Product revenues include mainly sales of software. Revenues from services include maintenance and technical support, consulting and training.

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

Maintenance and support revenue are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

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

Convertible debentures

We adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and irrevocably elected to apply the fair value option to its convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The fair value of the debentures is determined according to its quoted market price in TASE.

As of December 31, 2012, we don't have convertible debentures.

Contingencies and Other Accrued Expenses

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.

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

Income taxes

We account for income taxes in accordance with ASC 740, "Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We accounts for uncertain tax positions in accordance with the provisions of ASC No. 740 "Income Taxes". This accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated (dollar amounts in thousands):

	Year ended December 31,
	2010	2011	2012
	%	%	%

Products revenues	42.1	49.0	48.8
Services revenues	57.9	51.0	51.2
Revenues	100.0	100.0	100.0

Cost of products revenues	3.7	5.8	3.9
Cost of services revenues	34.7	33.2	34.4
Cost of revenues	38.4	39.0	38.3

Gross profit	61.6	61.0	61.7
Research and development costs, net	7.6	6.9	8.3
Selling and marketing expenses	28.3	27.0	27.9
General and administrative expenses	17.7	15.3	16.2

Total operating expenses	53.5	49.2	52.4

Operating income	8.1	11.8	9.3
Financial expenses, net	(10.1)	(3.2)	(0.6)

Income (loss) from continuing operations before taxes on income	(2.0)	8.6	8.7
Taxes on income	(0.1)	(0.4)	(3.6)
Other income (expenses), net	(0.0)	(0.0)	(0.0)
Income from discontinued operations	-	-	-

Impairment losses of affiliated companies	-	-	-

Net income (loss)	(2.1)	8.2	12.2

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues.  Total revenues for the year ended December 31, 2012 amounted to $31,330,000 compared to $28,673,000 for the year ended December 31, 2011, an increase of 9.3%. The increase in revenues was driven by our focus on digital mailroom and ERP solution over the last few years as well as several census projects that occur once every few years.

Product revenues increased by $1,254,000, or by 8.9%, from $14,049,000 in 2011 to $15,303,000 in 2012. Service revenues increased by $1,403,000, or by 9.6%, from $14,624,000 in the year ended December 31, 2011 to $16,027,000 in the year ended December 31, 2012. The increase in service revenues was due to the increase in our maintenance stream as well as higher levels of professional services provided by our larger services team.

Cost of Revenues.  Cost of Revenues increased by 7.2%, from $11,184,000 in 2011 to $11,989,000 in 2012.

Cost of revenues from products decreased by 27.1%, from $1,670,000 in 2011 to $1,218,000 in 2012. The decrease is a result of lower expenses for third party product costs.

Cost of revenues from services increased by 13.2%, from $9,514,000 in 2011 to $10,771,000 in 2012 as a result of an increase in headcount for our larger services team.

Gross margin slightly increased by 0.7% from 61% gross margin in 2011 to 61.7% gross margin in 2012.

Research and Development, net.  Research and Development expenses increased by 32%, from $1,976,000 in 2011 to $2,609,000 in 2012. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The increase is the result of higher investment in developing new products, and recruiting additional personnel in 2012, with our personnel at R&D and quality assurance teams increasing from 19 in average at 2011 to 24 at average in 2012.

Selling and Marketing. Selling and Marketing expenses amounted to $8,733,000 in the year ended December 31, 2012 and $7,748,000 in the year ended December 31, 2011. This 12.7% increase is the result of recruiting additional sales and marketing personnel in 2012 with our personnel increasing from 34 at the end of 2011 to 46 at the end of 2012.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2012 amounted $5,087,000, compared to $4,383,000 for the year ended December 31, 2011. This increase of 16.1% is mainly result of non-cash compensation expenses vested to equity issues to consultant for professional service in 2012.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2012 decreased to $191,000, from $911,000 for the year ended December 31, 2011. $745,000 of our financial expenses in 2011 were connected to the debenture that was recorded at fair value in accordance with ASC 825. The debenture was completely repaid in October 2011.

Tax income (expenses). In 2012 we recorded tax income in the amount of $1,123,000, related to our net operating losses as of December 31, 2012 in TIS Ltd, as we believe we’ll utilize these losses in the upcoming years.

Net income (loss).  As a result of the foregoing, we earned a net income of $3,843,000 at 2012 compared to net income in the amount of $2,350,000 in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues.  Total revenues for the year ended December 31, 2011 amounted to $28,673,000 compared to $21,762,000 for the year ended December 31, 2010, an increase of 31.8%. The increase in revenues was driven by our focus on digital mailroom over the last few years as well as several census projects that occur once every few years.

Product revenues increased by $4,884,000, or by 53.3%, from $9,165,000 in 2010 to $14,049,000 in 2011. Service revenues increased by $2,027,000, or by 16.1%, from $12,597,000 in the year ended December 31, 2010 to $14,624,000 in the year ended December 31, 2011. The increase in service revenues was due to the increase in our maintenance stream and to larger deals.

Cost of Revenues.  Cost of Revenues increased by 33.9%, from $8,350,000 in 2010 to $11,184,000 in 2011.

Cost of revenues from products increased by 108%, from $803,000 in 2010 to $1,670,000 in 2011. The increase is a result of higher expenses to third party product costs.

Cost of revenues from services increased by 26.1%, from $7,547,000 in 2010 to $9,514,000 in 2011 as a result of the increase in headcount.

Gross margin slightly decreased by 1% from 62% gross margin in 2010 to 61% gross margin in 2011.

Research and Development.  Research and Development expenses increased by 20%, from $1,647,000 in 2010 to $1,976,000 in 2011. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The increase is the result of recruiting additional personnel in 2011, with our personnel at R&D and quality assurance teams increasing from 12 at the end of 2010 to 23 at the end of 2011.

Selling and Marketing. Selling and Marketing expenses amounted to $7,748,000 in the year ended December 31, 2011 and $6,160,000 in the year ended December 31, 2010. This 25.8% increase is the result of recruiting additional sales and marketing personnel in 2011 with our personnel increasing from 23 at the end of 2010 to 34 at the end of 2011.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2011 amounted to $4,383,000, compared to $3,845,000 for the year ended December 31, 2010. This increase of 14% is the result of professional and administrative expenses required due to growth of the company and to incentives given to certain employees.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2011 decreased to $911,000, from $2,190,000 for the year ended December 31, 2010. This decrease is primarily due to lower influence of fair value change of our convertible debentures, which we completely repaid in October 2011.  Starting January 1, 2008, in accordance with ASC 825, we recorded the debenture at their market value (for further details please refer to the Note 9 of our financial statements).

Net income (loss).  As a result of the foregoing, we earned a net income of $2,350,000 at 2011 and suffered a loss in the amount of $460,000 in 2010

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

 The annual rate of inflation in Israel was 2.2% and 1.6% in 2011 and 2012, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS in relation to the U.S. dollar. For example, during the years 2011 and 2012, the appreciation of the NIS against the dollar, amounted to -8% and 2% respectively.

From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

Political and Economic Conditions in Israel Affecting our Business.

Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian community since October 2000, and especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has governed Gaza.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, with whom Israel currently has a free trade agreement. In addition, the first few months of 2011 have been marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and in the last few months of 2011, Syria as well culminating in the ouster of certain leaders in some of those countries.  Civil war in Syria has intensified with stray ammunition from the conflict landing in Israel from time to time. Tension has gradual increased relating to Iran’s nuclear capabilities and the potential response of Israel and the international community to the notion of Iran gaining nuclear capabilities.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners as a result of or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is also a member in the Organization of Economically Developed Countries. Israel and the European Economic Community, now known as the European Union, concluded a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA (European Free Trade Association), which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, although such deterioration did not result in any suspension or termination of such agreement. We cannot assure you that the recent increase of armed conflict and hostility and the significant deterioration of Israel’s relationship with the Palestinian community will not have an adverse effect on our ability to conduct trade in the international market.

Liquidity and Capital Resources

As of December 31, 2012, we had $2,223,000 in cash, cash equivalents, compared to $2,090,000 as of December 31, 2011.

Our capital resources are derived from our daily operating activities. In 2012, we used $409,000 in operating activity. We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our on-going operations for the year ending December 31, 2013.

Net cash (used) by operating activities for the year ended December 31, 2012 was $(409,000) as compared to net cash generated by operating activities of $4,369,000 in 2011. The decrease in cash provided by operating activities in 2012 as compared to 2011 was mainly attributed to increase in trade receivables and decrease in deferred revenues as well as accrued expenses.

Net cash used by investing activities for the year ended December 31, 2012 was $184,000 as compared to $517,000 in 2011. In 2012, net cash used in investing activities consisted primarily of purchase of property and equipment.

For the years ended December 31, 2012 and 2011, the aggregate amount of our capital expenditures was $119,000 and $250,000, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash provided by financing activities was $744,000 in 2012 compared to net cash used in financing activities of $(3,482,000) in 2011. The increase is attributable to proceeds from exercise of Warrants and stock options.

Private Placement of Securities

On June 13, 2011, we closed a private placement transaction pursuant to which we issued an aggregate of 1,425,000 ordinary shares at a price of $2.00 per share and warrants to purchase an aggregate of 441,750 ordinary shares at an exercise price of $2.20 per share pursuant to the Securities Purchase Agreement, dated June 6, 2011, that we entered into with investors.  The warrants may be exercised until June 13, 2016.  We also entered into the Registration Rights Agreement, dated June 13, 2011 with the investors in the private placement, pursuant to which we filed a registration statement on Form F-3 to cover the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the warrants issued in the private placement.   We used the proceeds of the offering of $2,497,000, net of issuance expenses, to repay, in part, the remaining principal balance of Original Debentures, as described below.

Convertible debentures

In December 2006 through the issuance of convertible debentures, we raised net proceeds of NIS 61,900,000 (approximately $14,780,000 at such time). On several occasions, we repurchased debentures and, finally, on October 4, 2011, we paid off the entire remaining balance of the debentures.   Following this payment our indebtedness under the debentures was eliminated.

Line of Credit

We currently have a short-term line of credit with Leumi Bank.  The total amount available under this line of credit is $600,000.  During 2012 we did not use the line of credit and therefore no interest expenses were recorded. The short-term line of credit bears interest rate of Libor + 4%. The actual Libor interest rate at December 31, 2012 was 0.167%. Any indebtedness under this credit line is payable on demand and secured by a floating charge on our assets.  As of March 11, 2013 we have borrowed $597,000 under the credit line.

The financial covenant in connection with the credit line, require that our annual consolidated earnings before interest, taxes depreciation and amortization commencing from the year ended December 31, 2012 and onwards shall be no less than $1,500,000. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year. As of December 31, 2012, we were in compliance in all respects with the covenants in the line of credit agreement.

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

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  In 2012 as part of our position strengthening, we invested substantially more in research and development with expenses level of $2,609,000 in 2012, $1,976,000 in 2011 and $1,647,000 in 2010. As of December 31, 2012, 24 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Trends

Worldwide content management software market – an estimated $6.1 billion market opportunity by 2015

Content management forms the basic foundation or infrastructure for knowledge management. As defined by IDC, content management software develops, organizes, manages and stores compilations of digital works in any medium/format, and includes document management, web content management, capture and image management, digital asset management, and records management. Despite low-single digit revenue de-growths from the top-3 vendors IBM, OpenText (and EMCthe worldwide content management software market bounced back in 2010, with the improvement in the global economic conditions and the resulting demand for large compliance driven projects, need for tighter integration of enterprise content management with enterprise applications, and growing customer interest in case management, web content management, and capture management applications. In 2010, the worldwide content management software revenue grew 5.3% year over year to reach $4.3 billion, according to International Data Corporation (IDC).

Going forward, IDC forecast the worldwide content management software market to reach $6.1 billion in 2015, growing at a CAGR of 7.6% between 2010 and 2015. This expected growth will be mainly driven by of the following factors -- strong growth in Asia Pacific and Americas regions, compliance-driven initiatives, integration of enterprise content management systems with enterprise applications, need for optimizing content- and document-intensive business processes via content-enabled applications (e.g. case management applications), investment in capture and image management solutions for automating manual document-intensive business processes, and investment in web content management to retain customers through online channel in more interactive and personalized ways. Moreover, the content management market still remains highly underpenetrated, as many organizations still use traditional methods (e.g. file servers or run homegrown systems or aging legacy systems) for processing their critical information. According to Harvey Spencer Associates Inc., only about 17% of the companies worldwide presently employ automated invoice processing and content extraction as their primary method for processing the paper invoices. This low-penetration level provides ample room for scalable development of the overall content management market.

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

Integration of enterprise content management systems with enterprise applications

The integration of enterprise content management system with enterprise applications enables organizations to realize the vision of their enterprise application investment (full automation of and completed visibility into enterprise business processes) and the vision of enterprise content  management (e.g. broad deployment). Vendors aggressively pursuing this opportunity include OpenText in partnership with SAP and Oracle, and Perceptive Software in partnership with Microsoft. Capture, classification, and intelligent extraction are fundamental to realizing this vision, and so are enterprise search, enterprise social, and information governance.

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

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2012:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligation	2,302	975	1,091	236	-
Accrued severance pay	1,808				1,808

*Our contractual obligations and commitments at December 31, 2012 principally include obligations associated with our operating lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 10 to the consolidated financial statements for the year ended December 31, 2012 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 18, 2012.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Izhak Nakar	62	Chairman of the Board
Ido Schechter	52	Chief Executive Officer and Director
Gili Shalita	37	Chief Financial Officer
Michael Schrader	37	EMEA General Manager
Alex Toh Kian Hong	37	APAC General Manager

Asael (Asi) Karfiol	47	External Director
Elie Housman	75	Director
Osnat Segev-Harel	50	External Director
Lyron Bentovim	43	Director

Izhak Nakar founded us in 1991, and served as our Chairman of the Board and CEO from inception until 2001.  In 2001 – 2009, Mr. Nakar served as a Director.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board.

In the beginning of 2009, Izhak Nakar purchased most of the equity of Charterhouse Group International in us and became the Active Chairman of the Board and a major shareholder.

Mr. Nakar has co-founded several technology companies including us and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Ido Schechter has been our CEO since January 2002 and has been a director since December 2004.  From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP2, an initiative of ours to offer data collection services via the Internet, using the eFLOW® platform solution.  Prior to that Dr. Schechter had been the TIS’s Vice President of Sales since August 1996.  From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau.  From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd.  From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force.  Dr. Schechter received his Ph.D.  and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc.  from the Hebrew University in Israel.

Gili Shalita has been our CFO since August 2008.  From August 2007 until she became CFO, Ms. Shalita served as the Director of Finance of the Company.  Prior to joining us, from March 2005, Ms. Shalita served as the Controller of PMC-Sierra Israeli branch (Formerly: Passave). From July 2003 until March 2005, Ms. Shalita served as risk and control manager of Intel Israel. Between the years 2000 and 2003, Ms. Shalita worked at Ernst & Young Israel as a CPA in the high-tech practice group. Ms. Shalita is certified licensed public accountant (Isr.). She holds a B.A. in Economics and Accounting from the Tel Aviv University and an MBA in Finance from Bar Ilan University.

Michael Schrader is our general manager of EMEA and prior to that has served as manager of our German operation since 2004. Mr. Schrader has been with us since 1999, initially serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe.  Prior to joining us, Mr. Schrader was a software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a B.Sc. of Business Engineering and Administration and is an Associate Engineer of Siemens Technical College.

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

Asi Karfiol was elected to serve as our external director for the second term –in November 2010. Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a Partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

Elie Housman has been a director of ours since May 2000.  Mr. Housman was a principal at and consultant to Charterhouse Group International from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars.  Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer.  Mr. Housman was also the Chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry.  At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Bartech Systems International, Inc., which is a privately held company in the United States. Mr. Houseman is also the Chairman and CEO of Inksure Technologies. Elie Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Osnat Segev-Harel was elected to serve as an external director of ours in December 2011.  Ms. Segev-Harel has extensive experience of over 15 years in the business development for high-tech companies. Ms. Segev-Harel serves as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular From 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.  Ms. Segev-Harel holds a Practical Engineering degree from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

Lyron Bentovim has been serving as a director of ours since November, 2008. From August 2009 until July 2012, Mr. Bentovim served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Mr. Bentovim was a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has an MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The foregoing information is based upon data provided to us by the relevant director or senior management member.

There are no familial relationships between any of the persons named above.  Elie Housman was initially appointed to the Board seat by Charterhouse which was a major shareholder of ours until late 2008, pursuant to the terms of the investment by Charterhouse in us and a voting agreement with Mr. Nakar. Charterhouse is no longer a major shareholder of ours and the voting agreement is no longer in effect.  For further details, see “Major Shareholders and Related Party Transactions - Significant Changes in Percentage Holding.”  Mr. Housman left the employ of Charterhouse in 2001.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2012 was approximately $1,309,000, including approximately $133,000, which were set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, for 2012 was $94,000. As of March 11, 2013, 757,717 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 9 persons), all of the options are currently exercisable or exercisable within 60 days of March 11, 2013. See “Share Ownership.”

On November 29, 2012, our shareholders approved our Board of Director’s decision regarding compensation of external directors, which adjustment was effective December 3, 2012 in order to meet the requirement of amendment No. 20 to the Israeli Companies Law, 1999. The compensation of the directors is as follows:

•
Each of Messrs. Elie Housman, Lyron Bentovim, and Asael Karfiol and Ms. Osnat Segev- Harel, who will serve in 2013 as members of the Board of Directors and other committees, will receive compensation for his or her service, in the amount of NIS 27,075 (approximately $7,245) per year and an amount of NIS 2,120 (approximately $570) for each meeting of the Board of Directors or any committee in which they will participate.

•
Mr. Izhak Nakar and Dr. Schechter have waived, for 2013, any separate compensation in return for serving as a Director in excess of their compensation as the Active Chairman and the Chief Executive Officer (respectively).

For further details about Mr. Izhak Nakar compensation see “Related Party Transactions”.

Ido Schechter, our Chief Executive Officer who is also a director may be entitled, by virtue of his being an employee, to severance compensation and other payments required by Israeli law upon termination of his employment.  The terms of severance are dictated by Israeli law and provide for one month’s salary for every year in which Dr. Schechter is employed by us.

Committees of the Board

Audit Committee

Our audit committee is comprised of Elie Housman, and the external directors Asael Karfiol and Osnat Segev-Harel.  The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, decide if certain actions are material or extraordinary to the company’s activity with relation to related parties transactions,  approving related party transactions as required by law, approving the internal auditor work plan, examining the internal auditing array of the company and the way the internal auditor is operating and determine if it has the sufficient tools as well as budget to operate, taking into consideration the size of the company and its special needs and to set arrangements regarding the ways of treatment given to complains by the company’s employees regarding impairments in the management of the company’s business and the protection give to such employees.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company and, commencing September 2011, its chairman will have be an external director as well. Asael Karfiol is the chairman of our audit committee. Furthermore, as required by the NASDAQ rules all the members of our audit committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

Compensation Committee

Our compensation committee is comprised of Osnat Segev-Harel, Lyron Bentovim and Asi Karfiol. Under the 2012 Amendment (see "Approval of Terms of Office and Employment") public companies are required to appoint a compensation committee comprised of at least three directors, including all of the external directors. The external directors must also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the compensation committee must be an external director. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee may not serve on the compensation committee and that similar to the audit committee, generally, any person who is not qualified to be a member of the compensation committee may not attend the compensation committee’s meetings. Our compensation committee meets those standards.

The responsibilities of the compensation committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of office holders; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval. The compensation committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other office holders of the Company.

Strategy Committee

The strategy committee is comprised of Lyron Bentovim, Izhak Nakar and Osnat Segev-Harel. The function of the strategy committee is to develop a strategy for advancing and developing our business for each market, based on the specific characteristics of each territory and the specific characteristics of each product, and to recommend such strategy and steps for its implementation to the board of directors.

Independent and External Directors

The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 5605(a)(2) thereof.  The board of directors has determined that Elie Housman,  Lyron Bentovim, Osnat Segev Harel and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

Israeli law requires that a public company such as us, have at least two external directors. The two external directors of the Company are Osnat Segev Harel and Asael Karfiol.  The Companies Law requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the board of directors. The Companies Law also requires a company's board of directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  Our Board of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company's board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Asael Karfiol and Elie Housman both possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The board of directors has determined that Osnat Segev Harel possesses professional competence as required by the above mentioned regulations.

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

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2010	2011	2012
Israel	26	32	30
Germany and rest of Europe	58	80	91
Japan	7	7	7
USA & Latin America	5	8	12
United Kingdom	14	16	13
Singapore and Hong Kong	17	20	18
Total	127	163	171

The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2010	2011	2012
Professional services	76	84	81
Research and development	12	23	24
Sales and marketing	23	34	46
Operations and administrations	16	22	20
Total	127	163	171

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,826,909 ordinary shares representing 15.4% of the Company’s issued and outstanding share capital, as of March 11, 2013.  Ido Schechter, our Chief Executive Officer, beneficially owned 703,829 ordinary shares representing 5.9% of the Company’s issued and outstanding share capital, as of March 18, 2013. Alex Toh Kian Hong, our APAC general manager, beneficially owned 413,333 ordinary shares representing 3.5% of the Company’s issued and outstanding share capital, as of March 18, 2013. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 11, 2013.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	205,000	2015 - 2021	$1.30 - $2.11
Ido Schechter	298,754	2013 - 2021	$1.30 - $2.11
All other directors and officers as a group	253,963	2013 - 2022	$1.30 - $4.27

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on behalf of us, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to ESOP 2003 and are subject to the terms of ESOP 2003.

On December 11, 2008, our Board of Directors approved a plan in which we offered our option holders an opportunity to surrender their “underwater” vested options and be issued new options, each having an exercise price of $1.30 per share. The number of the options which were outstanding before the introduction of the exchange plan was approximately 1.4 million options with an average exercise price of $3.14 a share.

Below is information with respect to our options plan.

Employee Share Option Plan (2003)

The share option plan was approved by the board of directors on May 13, 2003 and by our shareholders at our annual meeting on December 18, 2003.  Our board approved the extension of the ESOP 2003 for an additional period of 10 years on November 14, 2011 and our shareholders approved such extension at our annual meeting on December 22, 2011. The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan.  We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform. As of March 11, 2013, options to purchase an aggregate of 1,279,300 ordinary shares were outstanding.  Most of outstanding options are exercisable at an exercise price between $1.30 - $2.25

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 11, 2013, for each person whom we know (based on filings with the SEC) beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 11,653,807 ordinary shares outstanding as of March 11, 2013.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Izhak Nakar(1)	1,826,909	15.4%
Ido Schechter(2)	703,829	5.9%

(1)
The information is based upon the recent Schedule 13G/A filed with the SEC by Nir 4 You Technologies Ltd., an investment company under Mr. Izhak Nakar’s control, and Mr. Izhak Nakar on February 19, 2013. Mr. Nakar’s beneficially owned shares includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(2)	The information is based upon the recent Schedule 13G filed with the SEC by Dr. Ido Schechter on February 19, 2013.

Significant Changes in Percentage Ownership

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"), pursuant to which the Company issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $2 each, for proceed of $2,5 million, net of issuance expenses. As part of the private placement transaction under the SPA, the Company granted the Investors and certain agents,  Warrants to purchase additional 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants may be exercisable on or after six months from June 13, 2011 for a period of five years thereafter at an exercise price of $2.20 per share. As of December 31, 2012 112,500 warrants had been exercised into 112,500 shares and additional 55,575 warrants had been converted into 26,533 shares.

As of March 11, 2013, 11,653,807 ordinary shares of Company were issued and outstanding.  The Company believes that, as of March 11, 2013, there were 78 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 9,479,951 ordinary shares, or 81.3% of the Company’s total outstanding ordinary shares.

Related Party Transactions

Our agreement with Mr. Izhak Nakar provides that in consideration for his services to the company worldwide, Mr. Nakar will be entitled to compensation in the amount of $28,125 plus VAT per month. During 2012, we paid Mr. Nakar $338,000 for his consulting fees.

For 2011, Mr. Nakar was entitled to receive a payment equal to 4% of the Company’s EBITDA for the year ended December 31, 2011, provided, however that Company met certain criteria set by the board with regard to revenue, EBITDA and cash targets. Mr. Nakar bonus payment for 2011 paid in 2012, was $147,000.

For 2012, Mr. Nakar is entitled to receive a payment equal to 4% of the Company’s EBITDA for the year ended December 31, 2012, provided, however that Company met certain criteria set by the board with regard to revenue and EBITDA. Mr. Nakar’s bonus entitlement for 2012 is $172,000.

The terms of Mr. Nakar's compensation for 2012 were approved in accordance with Israeli law as it existed prior to the 2012 Amendment (see "Approval of Terms of Office and Employment"). Under the transitional provisions of that amendment, the approval continues to be effective. The Audit Committee approved the terms of compensation for 2012 and thereafter, on June 27, 2012 and on October 16, 2012. The Board approved the foregoing on June 27, 2012 and on October 16, 2012 and the Shareholders approved the forgoing in the Company’s annual general meeting on November 29, 2012.

OOurO Our agreement with Dr. Ido Schechter, the Chief Executive Officer of the Company, provides for a base salary of $262,000 (denominated in NIS) per year and to an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2012 Dr. Schechter was paid $486,000. That amount included his base salary, a bonus of $144,000 for the Company's performance during 2011 and $80,000 paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. For a description of Dr. Schechter’s terms of severance see “Compensation.”

Dr. Schechter shall also be entitled to receive an amount equal 4% of the Company’s EBITDA for the year ended December 31, 2012, provided, however that Company will meet certain criteria set by the board in regard to revenue and EBITDA. Bonus entitlement for 2012 is $172,000.

Similarly, the terms of Dr. Schechter's compensation for 2012 were approved in accordance with Israeli law as it existed prior to the 2012 Amendment. Under the transitional provisions of that amendment, the approval continues to be effective. The Audit Committee approved the terms of compensation for 2012 and thereafter on June 27, 2012 and on October 16, 2012. The Board approved the above terms of compensation on June 27, 2012 and on October 16, 2012 and the Shareholders approved the foregoing on the Company’s annual general meeting on November 29, 2012.

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

	2010	2011	2012
	$ Thousands
Export Revenues
Export Revenues	21,694	28,499	31,153
Total Revenues	21,762	28,673	31,330
Percentage of Total Revenues	100%	99%	99.5%

Breakdown of Revenues
Product Revenues	42%	49%	49%
Service Revenues	58%	51%	51%

Legal Proceedings

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement on five United States patents in the United States District Court for the District of Delaware.  Mitek filed a First Amended Complaint on January 11, 2013.  An answer to the First Amended Complaint was filed on January 28, 2013.  A scheduling order was entered on February 21, 2013 and the lawsuit is still in its early state. No discovery has been taken and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in our MobiCHECK software. Mitek is seeking a declaration of infringement, damages, and other amounts.

While we believe that Mitek’s claim is without merit, we cannot assure you that the suit will be dismissed or that we will prevail. If Mitek is successful, or if we agree to settle the lawsuit, we might be unable to pursue, or severely limited in, our marketing and sale of MobiCHECK and possibly other products might restricted or be subject to significant obligations to pay royalties. Further, even if we prevail in the lawsuit, intellectual property litigation is expensive and tends to divert management attention from our business. Accordingly, if any of the foregoing risks are realized, the lawsuit could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market
December 31, 2012	Hi	5.45
	Lo	2.19

December 31, 2011	Hi	2.91
	Lo	1.11

December 31, 2010	Hi	1.29
	Lo	0.74

December 31, 2009	Hi	0.90
	Lo	0.45

December 31, 2008	Hi	2.16
	Lo	0.53

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2012	Hi	4.01
	Lo	3.4

September 30, 2012	Hi	4.75
	Lo	3.82

June 30, 2012	Hi	5.45
	Lo	3.51

March 31, 2012	Hi	4.3
	Lo	2.19

December 31, 2011	Hi	2.39
	Lo	1.81

September 30, 2011	Hi	2.78
	Lo	1.9

June 30, 2011	Hi	2.91
	Lo	1.22

March 31, 2011	Hi	1.3
	Lo	1.11

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 28, 2013	Hi	3.63
	Lo	3.3

January 31, 2013	Hi	3.56
	Lo	3.07

December 31, 2012	Hi	4.0
	Lo	3.4

November 30, 2012	Hi	3.9
	Lo	3.55

October 31, 2012	Hi	4.01
	Lo	3.55

September 30, 2012	Hi	4.44
	Lo	3.82

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

ITEM 10.                      ADDITIONAL INFORMATION

Memorandum and Articles of Association

General

TIS is registered with the Israeli Registrar of Companies.  The registration number issued to TIS by the Registrar of Companies is 52-004294-6.  The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.” At our December 22, 2011 shareholders meeting, we adopted new Articles of Association to provide for changes in the Companies Law and in the Israeli Securities Law 1968-5728.

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

In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required.  Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest. The transaction must not be adverse to the company’s interest. If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties, then, in addition to any approval required by the board of directors or by any other organ of the company according to its Articles of Association, it also must be approved by the audit committee or compensation committee (depending on the nature of the transaction) prior to the approval by the board of directors, and, under specified circumstances, by a meeting of the shareholders.  An office holder who has a personal interest in the approval of a transaction brought before the board of directors, the compensation committee or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

Arrangements regarding the compensation of our directors (whether regarding in their capacity as directors or regarding the provision of other services) require audit committee, board of directors and shareholder approval.

External Directors

Under the Israeli Companies Law, public companies are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member.  All of the external directors must be members of the Audit Committee and the compensation committee, the chairman of the Audit Committee and the compensation committee must be an external director.  An external director must be an individual resident of Israel, who is qualified to serve as a director.  However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel.  A person may not be appointed as an External Director if:

•
Such person or his or her relative, partner, employer or any person to which they are directly or indirectly subordinate, or any entity under that person’s control, has or had, on or within the two years preceding the date of such appointment as an external director, any affiliation with the Company, with a Controlling shareholder at the date of such appointment or their relative,  or with an entity controlling, controlled by or under common control with the Company or, in a company that has no Controlling shareholder, an affiliation to a person who at the date of such appointment acts as the company’s chairman of the board, CEO, a principal shareholder or the most senior officer in the financial field. The term "affiliation" includes an employment relationship, a regular business or professional relationship, control, and service as an office holder other than service as a director appointed as an external director in a company offering shares to the public for the first time;

•	Such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an external director;

•	Such person acts as a director of another company in which one of the external directors acts as a director in the Company;

•	Such person is an employee of the securities authority or of the Tel Aviv Stock Exchange; or

•
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

The election of the external director requires a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, November 29, 2012, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services.

Indemnification of Directors and Officers

  At a shareholders meeting held on December 22, 2011, following the amendment of the law in 2011, the shareholders approved the adoption of a new Articles of Association, which include, inter alia, an expansion of the insurance and indemnification given to office holders to the maximum extent permitted by law and in addition, the Shareholders approved the amendment of the indemnification letter currently in place with regard to the Company’s directors and office holders. See “Major  Shareholders and Related Party Transactions - Related Party Transactions.”

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

A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our Articles provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company, from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company or from procedures according to chapters H3, H4 or I1 of the Israeli Securities Law 1968-5728.

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

Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on June 30, 2013.

Approval of Terms of Office and Employment

Prior to a recent amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), arrangements with respect to the terms of office and employment of office holders required the approval of the audit committee and of the board of directors and, with respect to the terms of office and employment of directors, also the approval of the shareholders by a simple majority. Following the 2012 Amendment, public companies are required to appoint a compensation committee which meets certain independence criteria as described below, and whose approval with respect to the terms of office and employment of office holders is now required instead of the approval of the audit committee.

Pursuant to the 2012 Amendment, any arrangement between a public company and an office holder of the company as to such office holder’s terms of office and employment, including exemption and release of the office holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), now generally require the approval of the company’s compensation committee and the board of directors and, with respect to directors and the chief executive officer, also the company’s shareholders.

In addition, pursuant to the 2012 Amendment, the Terms of Office and Employment of office holders must be in accordance with the terms of a compensation policy which companies are required to adopt by September 11, 2013 (the “Compensation Policy”). The Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. The Compensation Policy must be approved by the company’s board of directors, after considering the recommendations of the compensation committee. In addition, the Compensation Policy must be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company (the “Compensation Majority”). The board of directors and the compensation committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons. A Compensation Policy which is approved for a period of more than three years generally must be brought for approval in accordance with the above procedure once every three years. TIS has not yet adopted a Compensation Policy, but is in the process of doing so.

Notwithstanding the above, the amendment of existing Terms of Office and Employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the amendment is not material in relation to its existing terms.

During the transition period, from the effective date of the amendment (December 12, 2012) and until a Compensation Policy is adopted, the Terms of Office and Employment of an office holder, including any amendment thereof, are required to be approved as described below with respect to the different categories of office holders and must be based on, must include and need to reference the same matters as those required with respect to the Compensation Policy described above. The amendment does not affect the validity of Terms of Office and Employment approved prior to the effective date of the amendment in accordance with the requirements of the Companies Law as at the time of approval. All current relevant Terms of Office and Employment were approved by all required bodies of TIS prior to December 12, 2012.

Directors

Pursuant to the 2012 Amendment, any arrangement between a company and a director as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the shareholders by a simple majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. Such approval will also be required with respect to determining the Terms of Office and Employment of a director during the transition period until the company adopts a Compensation Policy.

External directors may receive compensation solely as provided for in certain regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

Chief Executive Officer

Pursuant to the 2012 Amendment, any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. Such approval will also be required with respect to determining the Terms of Office and Employment of a chief executive officer during the transition period until the company adopts a Compensation Policy. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

In special circumstances the board of directors and the compensation committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

Other Office Holders

Pursuant to the 2012 Amendment, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee and the board of directors.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. In special circumstances the board of directors and the compensation committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons. During the transition period until the company adopts a Compensation Policy, the compensation committee and the board of directors may approve the Terms of Office and Employment of such office holder.

Rights, Preferences, Restrictions of Shares

Our authorized share capital consists of a single class of equity, our ordinary shares. Subject to Israeli law, dividends may be declared by a company’s board of directors, unless authority is provided in the company’s articles of association to transfer such powers to the company’s shareholders, who may then declare dividends following a recommendation by the directors. Our articles of association grant the board the power to transfer the final decision regarding dividends to the shareholders. In such event, the shareholders may only declare a dividend in an amount that is equal or less than that recommended by the directors or not to declare a dividend at all, despite a directors’ recommendation, but may not declare dividend in an amount which is in excess of the amount recommended by the directors.  The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such un-demanded dividends upon receipt of a valid demand; however the company is not liable to pay any interest on such un-demanded dividends.

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

Limitations on Change of Control

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

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, as it does to “office holders” in the context of a related party transaction.  For the purposes of this definition, the law deems two or more shareholders who hold voting rights in the company and each of which has a personal interest in the approval of a transaction being brought to the company for approval, as jointly holding such shares.  See the section entitled “Directors-General” in this report.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee or the compensation committee (depends on the nature of the transactions), the board of directors and the shareholders of the company.

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

The Companies Law, provides that in the event that a controlling shareholder breaches his duty of fairness then such breach shall be considered as a breach of contract, mutatis mutandis, while taking into account the special position of such controlling shareholder within the company.

Material Contracts

Other than as described below, neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document:

On June 13, 2011, we closed a private placement transaction, which we refer to as “the private placement”.  In the private placement, we issued an aggregate of 1,425,000 ordinary shares at a price of $2.00 per share and warrants to purchase an aggregate of 441,750 ordinary shares at an exercise price of $2.20 per share, which we refer to as “the warrants”, pursuant to the Securities Purchase Agreement, dated June 6, 2011, that we entered into with investors.  The warrants may be exercised for five years after the closing date.  We also entered into the Registration Rights Agreement, dated June 13, 2011 with the investors in the private placement, pursuant to which we filed a registration statement on Form F-3 to cover the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the warrants issued in the private placement.   We used the proceeds of the offering of $2,497,000, net of issuance expenses, to repay, in part, the remaining principal balance of Original Debentures, as described below.

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

In December 2006 through the issuance of convertible debentures, we raised net proceeds of NIS 61,900,000 (approximately $14,780,000 at such time). On several occasions, we repurchased debentures and, finally, on October 4, 2011, we paid off the entire remaining balance of the debentures.   Following this payment our indebtedness under the debentures was eliminated.

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

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 25% in 2010 2011. Pursuant to tax reform legislation that came into effect in 2009, the corporate tax rate is to undergo further staged reductions to 18% by the year 2016.

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

As of December 31, 2012, we had business loss carry forwards for tax purposes in the amount of $4,007,000. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2012 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $9,933,000. A portion of such losses expires over a period from 2013 through 2022, and some of them can be carried forward indefinitely.

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

The 2005 Amendment

        On April 1, 2005, an amendment to the Investment Law came into effect. The 2005 amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export to specific markets with a population of at least 12 million.

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

To date, the Company has not utilized the benefits of the Investment Law, as amended subsequent to April 1, 2005, because of utilizing carry forward losses from previous years for tax purposes.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits.  These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by May 31, 2012 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

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

        The following are the principal corporate tax benefits that are available to an Industrial Company:

▪
Amortization of the cost of purchased know-how patents used for the development or promotion of the Industrial Enterprise over an eight-year period commencing on the year in which such rights were first exercised for tax purposes..

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE DISCUSSION BELOW IS BASED UPON THE SECTIONS OF THE INTERNAL REVENUE CODE, TREASURY REGULATIONS, PUBLISHED INTERNAL REVENUE SERVICE RULINGS, PUBLISHED ADMINISTRATIVE POSITIONS OF THE INTERNAL REVENUE SERVICE AND COURT DECISIONS THAT ARE CURRENTLY APPLICABLE, ANY OR ALL OF WHICH COULD BE MATERIALLY AND ADVERSELY CHANGED AT ANY TIME, POSSIBLY ON A RETROACTIVE BASIS.  THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF ORDINARY SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF ORDINARY SHARES.

The following is a discussion of material United States Federal income tax consequences generally applicable to  U.S. Holders (as defined below) who acquire our ordinary shares and hold them as capital assets. This discussion does not address all potentially relevant United States Federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and does not cover any state, local or foreign tax consequences.

As used herein, the term “U.S. Holder” means a person, with the exception of those subject to special provisions of Federal income tax law, that holds our common shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, (iii) an estate, the income of which is subject to United States Federal income tax without regard to its source and (iv) a trust if (A) a United States court is able to exercise primary supervision over administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) the trust has in effect a valid election under applicable United States Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for United States Federal income tax purposes holds common shares, the United States Federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships or a partner in a partnership holding common shares should consult their own tax advisor regarding the consequences of the ownership and disposition of common shares by the partnership.

The term "Non-U.S. Holder" means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder also are discussed below.

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

A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 20% or lower rate of U.S. federal income taxation on dividends paid if the Company is a “qualified foreign corporation” for U.S. federal income tax purposes, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits.

The Company generally will be treated as a “qualified foreign corporation” if (i) the Company is eligible for benefits under the income tax treaty between the United States and Israel (the “Treaty”) which contains an exchange of information program, or (ii) the ordinary shares are readily tradable on an established securities market in the United States.  Because the Treaty has been identified by the U.S. Treasury as a qualifying treaty and the Company should be eligible for benefits under the Treaty, the Company should currently be treated as a qualified foreign corporation.  However, no assurance can be given that a change in circumstances will not affect the Company’s treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will generally not be eligible for the reduced rate (a) if such U.S. Holder has not held the ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend rate, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that the U.S. Holder elects to treat as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares), are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

U.S. Holders may have the option of claiming the amount of any Israeli income taxes withheld at source either (1) as a deduction from gross income but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes, or (2) subject to the foreign tax credit limitation, as a dollar-for-dollar credit against the U.S. Holder’s U.S federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder, and may further be impacted by the provisions of the Treaty.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to certain corporations.

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

 If the Company is a PFIC, and a U.S. Holder does not make one of the elections described below with respect to such shares, the U.S. Holder would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of the ordinary shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the U.S. Holders' aggregate holding period for the ordinary shares
•	the amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

In addition, if a U.S.  Holder who is an individual dies while owning ordinary shares, such holder's successor generally would not receive a step-up in tax basis with respect to such ordinary shares.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely and effective election to treat the Company as a “qualified electing fund” (“QEF”), which election generally must be made in the first year in the U.S. Holder’s holding period for the ordinary shares in which the Company was a PFIC, and if the Company complies with certain reporting requirements.  Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in its income a pro rata share of (1) the “ordinary earnings” of the Company, which will be taxed as ordinary income and (2) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder.  A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

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

The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event that the Company is classified as PFIC.  The QEF election is made on a U.S. Holder-by-U.S. Holder basis and can be revoked only with the consent of the IRS.  A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return.  Even if a QEF election is not made, a U.S. Holder in a PFIC generally must file a completed IRS Form 8621 every year.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may, in certain circumstances, elect to mark the stock to market annually (a “mark-to-market election”), recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. holder’s fair market value of the PFIC stock and its adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available provided that the Company ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market,” as specifically defined in the Code.  If a U.S. Holder makes a mark-to-market election with respect to ordinary shares for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) theordinary shares and for which the Company is determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares.  A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless theordinary shares cease to be marketable, or the IRS consents to revocation of the election.

The Company believes that it was not a PFIC in 2012.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

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

For example, recently enacted legislation generally requires certain individuals who are U.S. Holders to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations ) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a U.S. financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

Information reporting requirements will generally apply to payments with respect to ordinary shares paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding will apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's United States Federal income tax liability provided the required information is furnished by such U.S. Holder to the Internal Revenue Service. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

Unless otherwise provided by the IRS, if the Company is a PFIC, a U.S. Holder is generally required to file an informational return annually to report its ownership interest in the PFIC.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S Holder certifies to its foreign status, or otherwise establishes an exemption.

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

As an example, a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2012 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $511,000 for that period, while an increase of 10% in the value of the Euro relative to the U.S. dollar in 2012 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $511,000 for that period.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                    CONTROLS AND PROCEDURES

(a)           Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on those criteria.

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

(c)           Not applicable

(d)           There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2011 and 2012, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2012 and 2011 were  $192,000 and $181,000, respectively.

Tax Fees

For the fiscal years ended December 31, 2012 and 2011 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $30,000 and $10,000, respectively.

Other services

For the fiscal year ended December 31, 2012 and 2011, no fees were paid to EY for non-audit services.

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

1.2	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).
2.1	Form of Ordinary Shares Purchase Warrant of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 14, 2011).
4.1	Employee Agreement between the Company and Izhak Nakar
4.2	Employee Agreement between the Company and Ido Schechter (incorporated by reference to Exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).
4.3
Securities Purchase Agreement between the Company and the Purchasers named therein, dated as of June 10, 2004 (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 10, 2004).

4.4	Top Image Systems Ltd. Israeli Share Option Plan (2003) (incorporated by reference to Exhibit 4.48 to the Company’s annual report on Form 20-F for the year ended December 31, 2003).
4.5
Business Transfer Agreement between the Company and Toyo Ink Mfg.  Co., Ltd., dated as of August, 2004 (incorporated by reference to Exhibit 4.28 to the Company's annual report on Form 20-F for the year ended December 31, 2004).

4.6	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).

Number	Description

4.7
Sale and Purchase of Capture Projects Limited, between Top Image Systems UK Ltd , Top Image Systems Ltd , Roger Stoker and Edward Stoker , dated as of April, 2007 (incorporated by reference as Exhibit 4.13 to the Company’s annual report on Form 20-F for the year ended December 31, 2007)

4.8
Stock and Purchase of Asiasoft Global Pte. Ltd., between Asiasoft Global Pte. Ltd., Toh Kian Hong and PC Holding Pte, Ltd., dated as of June 12, 2007 (incorporated by reference as Exhibit 4.14 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

4.9
Sale and Purchase of Asiasoft Solutions (GZ) Limited, between Tai Kin Chung and Asiasoft Global Pte. Ltd., dated as of June 12, 2007 (incorporated by reference as Exhibit 4.15 to the Company’s annual report on Form 20-F for the year ended December 31, 2007).

4.10
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

4.13
Securities Purchase Agreement, dated June 6, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on June 14, 2011).

4.14
Registration Rights Agreement, dated June 13, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on June 14, 2011).

8	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global.
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).

Number	Description

101
Attached as Exhibit 101 to this report are the following Interactive Data Files formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010;  (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to the Consolidated Financial Statements. Users of this data are advised pursuant to Rule 401 of Regulation S-T that the information contained in the XBRL documents is unaudited and these are not the official publicly filed financial statements of the Company.

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
Name: Ido Schechter
Title: Chief Executive Officer

Date: March 21, 2013

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. ("the Company") and its subsidiaries, as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 21 , 2013	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,090	$2,223
Restricted cash (Note 10c)	20	212
Trade receivables (net of allowance for doubtful accounts of $ 146 and $ 49 at December 31, 2011 and 2012, respectively)	4,631	8,618
Deferred tax assets (Note 11)	-	785
Other accounts receivable and prepaid expenses (Note 4)	637	737

Total current assets	7,378	12,575

LONG-TERM ASSETS:
Severance pay fund	1,299	1,577
Restricted deposits (Note 10c)	499	381
Non-current Deferred tax assets	-	438
Long-term deposits and long-term assets (Note 10a)	84	66
Property and equipment, net (Note 5)	485	377
Intangible assets, net (Note 6)	11	-
Goodwill (Note 7)	5,842	6,121

Total long-term assets	8,220	8,960

Total assets	$15,598	$21,535

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$351	$684
Deferred revenues	2,084	1,467
Accrued expenses and other accounts payable (Note 8)	2,480	2,750

Total current liabilities	4,915	4,901

LONG-TERM LIABILITIES:
Accrued severance pay	1,543	1,808

Total long-term liabilities	1,543	1,808

COMMITMENTS, CONTINGENCIES LIBILITIES AND CHARGES (Note 10)

SHAREHOLDERS' EQUITY (Note 12):
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2011 and 2012; Issued and outstanding: 10,873,558 and 11,641,758 shares at December 31, 2011 and 2012, respectively	121	129
Additional paid-in capital	34,118	36,033
Accumulated other comprehensive loss	(1,450)	(1,530)
Accumulated deficit	(23,649)	(19,806)

Total shareholders' equity	9,140	14,826

Total liabilities and shareholders' equity	$15,598	$21,535

The accompanying notes are an integral part of the consolidated financial statements.

March 21, 2013
Date of approval of the	Gili Shalita	Ido Schechter
financial statements	Chief Financial Officer	Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Revenues (Note 13):

Products	$9,165	$14,049	$15,303
Services	12,597	14,624	16,027

Total revenues	21,762	28,673	31,330

Cost of revenues:
Products	803	1,670	1,218
Services	7,547	9,514	10,771

Total cost of revenues	8,350	11,184	11,989

Gross profit	13,412	17,489	19,341

Operating costs and expenses:
Research and development, net	1,647	1,976	2,609
Selling and marketing	6,160	7,748	8,733
General and administrative	3,845	4,383	5,087

Total operating costs and expenses	11,652	14,107	16,429

Operating income	1,760	3,382	2,912
Financial expenses , net (Note 15)	2,190	911	191
Other income (expenses), net	(6)	4	-

Income (loss) before taxes on income	(436)	2,475	2,721

Taxes on income (expenses) (Note 11)	(24)	(125)	1,122

Net income (loss)	$(460)	$2,350	$3,843

Net earnings (loss) per share (Note 14):

Basic	$(0.05)	$0.23	$0.34

Diluted	$(0.05)	$0.21	$0.31
Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	$(498)	$(275)	$(80)

Comprehensive income (loss)	$(958)	$2,075	$3,763

The accompanying notes are an integral part of the consolidated financial statements

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amount	capital	income (loss)	deficit	Total

Balance at January 1, 2010	9,325,638	$102	$31,144	$(677)	$(25,539)	$5,030

Issuance of Ordinary shares in conjunction with consulting services (Note 12a)	75,000	1	78	-	-	79
Change in foreign currency translation adjustments, net *)	-	-		(498)		(498)
Net loss	-	-			(460)	(460)

Stock-based compensation expenses	-	-	141			141

Balance at December 31, 2010	9,400,638	103	31,363	(1,175)	(25,999)	4,292

Exercise of stock options	47,920	1	61	-	-	62
Issuance of Ordinary shares and Warrants , net **) (Note 12f)	1,425,000	17	2,480	-	-	2,497
Change in foreign currency translation adjustments, net *)	-	-	-	(275)	-	(275)
Net profit	-	-	-	-	2,350	2,350

Stock-based compensation expenses	-	-	214	-	-	214

Balance at December 31, 2011	10,873,558	121	34,118	(1,450)	(23,649)	9,140

Exercise of Warrants and stock options	518,200	5	759	-	-	764
Issuance of Ordinary shares in conjunction with consulting services (Note 12b)	250,000	3	810	-	-	813
Change in foreign currency translation adjustments, net *)	-	-	-	(80)	-	(80)
Net profit	-	-	-	-	3,843	3,843

Stock-based compensation expenses	-	-	346	-	-	346

Balance at December 31, 2012	11,641,758	$129	$36,033	$(1,530)	$(19,806)	$14,826

*)	As of December 31, 2012, 2011 and 2010 includes only foreign currency translation adjustments balances, net of taxes.

**)	Net of issuance expenses in the amount of $ 353

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from operating activities:
Net income (loss)	$(460)	$2,350	$3,843
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation expenses	141	214	346
Stock-based compensation expenses to shares granted to consultant	79	-	813
Depreciation and amortization	259	253	240
Accrued severance pay, net	(45)	26	(13)
Loss (gain) from disposal of property and equipment, net	(1)	-	-
Erosion of non-dollar linked restricted cash and long term assets	10	(1)	17
Increase in deferred tax assets	-	-	(1,223)
Decrease in trade receivables, net	1,077	(247)	(4,190)
Increase in fair value of convertible debentures	2,119	741	-
Decrease (increase) in other accounts receivable and prepaid expenses	36	(116)	(73)
Increase (decrease) in trade payables	(355)	38	323
Increase (decrease) in deferred revenues	338	526	(694)
Increase (decrease) in accrued expenses and other accounts payable	(684)	585	202

Net cash provided by (used in) operating activities	2,514	4,369	(409)

Cash flows from investing activities:
Advance payment for sale of affiliate	369	-	-
Decrease (increase) in restricted deposits	362	(261)	(65)
Purchase of property and equipment	(153)	(250)	(119)
Decrease in short-term deposits, net	73	-	-
Increase in long-term deposits	(7)	(6)	-

Net cash provided by (used in) investing activities	644	(517)	(184)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from financing activities:
Proceeds from exercise of Warrants and stock options	-	62	764
Proceeds from Issuance of Ordinary shares, net of issuance expenses	-	2,521	-
Payment of accrued issuance expenses	-	-	(20)
Decrease in short-term bank loans, net	(114)	-	-
Payment for repurchase convertible debentures tender	-	(551)	-
Repurchase of convertible debenture	-	(3,569)	-
Repayment of convertible debentures	(4,092)	(1,945)
			-
Net cash provided by (used in) financing activities	(4,206)	(3,482)	744

Effect of exchange rate on cash and cash equivalent balances	(55)	(43)	(18)

Increase (decrease) in cash and cash equivalents	(1,103)	327	133
Cash and cash equivalents at the beginning of the year	2,866	1,763	2,090

Cash and cash equivalents at the end of the year	$1,763	$2,090	$2,223

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$55	$66	$152

Interest	$83	$4	$-

Non- cash activities:

Accrued ordinary shares issuance expenses	$-	$24	$4

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

As for information regarding the major customers of the Company see Note 13c.

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

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimated and assumptions are employed in estimates used in determining values of intangible assets, stock-based compensation costs, financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy, allowance for doubtful accounts, income taxes and valuation allowance and contingent liabilities . Actual results could differ from those estimates.

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of operations items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive income in changes in shareholders' equity.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Restricted deposits:

Restricted cash is primarily invested in short term and long term deposits. For more information refer to Note 10c.

f.	Long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	7 - 10 (mainly 10 years)
Leasehold improvements	Over the shorter of the lease term or useful economic life

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Company on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Company will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

During 2010, 2011 and 2012, no impairment losses had been identified for property and equipment.

i.	Goodwill and Intangible assets:

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually at the reporting unit level.  The Company has elected to perform its analysis of goodwill at the end of the fourth quarter of the year, or more frequently if impairment indicators are present. The goodwill impairment test under ASC 350, "Intangible, Goodwill and Other", involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company operates in one operating segment, and this segment comprises its only reporting unit.

The Company estimates the fair value of the reporting unit by using discounted cash flows and market capitalization. Significant estimates used in the evaluation include estimates of future cash-flows, future short-term and long-term growth rates, and weighted average cost of capital for the reporting unit.

In accordance with ASC 350, if the fair value of the reporting unit exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and it is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. During 2010, 2011 and 2012, no impairment losses were identified.

Intangible assets are comprised of acquired technology, customer relations, brand name, and domain name. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful life. Acquired technology, customer relations, brand name and domain name are amortized on a straight-line basis over a period of 4 to 5 years.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2010, 2011 and 2012, no impairment losses were identified.

j.	Convertible debentures:

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

As of December 31, 2012, the Company doesn't have convertible debentures.

k.	Investments in affiliates:

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

The Company holds, through one of its subsidiaries, 23.37% in Asiasoft Hong Kong Ltd ("AS HK"). AS HK is a Hong Kong registered company which sells computer software, peripherals and provides software related services.

In 2009, The Company determined that it is unable to recover the carrying amount of the investments in AS HK and accordingly the Company written off the investment.

During 2010, AS HK signed an agreement to sell its activity to another company for total consideration between $ 1,300 and $ 1,900 which will be determined based on certain conditions as described in the agreement. In December 2010, the Company received an advance in the amount of $ 369. As of December 31, 2012 the Company did not receive additional payment and the sell was not completed. Accordingly, the advance payment is recorded in other account payable.

Until May 2011 the Company also held through ASG 30% in Asiasoft (M) Sdn Bhd ("AS M"), a Malaysian registered company which sells information system products and related services.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2009, The Company determined that it is unable to recover the carrying amount of the investments in AS M and accordingly the Company written off the investment.

During May 2011 the Company decided to waive its holding in AS M and transferred its holdings for no proceed to another party. Due to the fact that the investment book value was amounted to $ 0 at the time no gain or loss was recorded in connection with this transaction.

l.	Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software Revenues from services include maintenance and technical support, consulting and training.

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

Maintenance and support revenue are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Arrangements that include professional services is evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

The VSOE of fair value of the undelivered elements (maintenance and support) included in multiple element arrangements is determined based on the price charged for the undelivered element when sold separately or renewed.

For non-typical hardware sales, included in software arrangements, in 2011, the Company adopted, on a prospective basis, the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. The adoption did not have a significant impact on the Company's net revenues for the year ended December 31, 2011, than the net revenues that would have been recorded under the previous accounting rules.

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

n.	Royalty and non-royalty bearing grants:

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

o.	Accounting for share-based compensation:

At December 31, 2012, the Company has one stock-based employee compensation plan, which is described more in Note 12.

The Company accounts for equity-based compensation in accordance with FASB ASC No. 718, "Stock Compensation" ("ASC 718").  ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of Comprehensive income.

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2010	2011	2012

Dividend yield	0%	0.08%	0%
Expected volatility	70.82%	67.8%-68.13%	64.1%
Risk-free interest rate	2.4%	1.89%-1.97%	1%
Contractual term of up to	9 years	10 years	10 years
Suboptimal exercise multiple- employees	2.30	1.62	1.62
Suboptimal exercise multiple- management	2.59	2.35	-

During the years ended December 31, 2010, 2011 and 2012, the Company recognized share-based compensation expense related to employee stock options in the amount of $ 141, $ 214 and $ 346, respectively, as follows:

	Year ended December 31,
	2010	2011	2012

Cost of revenues	$-	$-	$64
Research and development, net	-	6	23
Selling and marketing	-	28	57
General and administrative	141	180	202

Total share-based compensation expense	$141	$214	$346

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" with respect to options and warrants issued to non-employees. Accordingly, the Company uses Geometric Brownian Motion Model valuation in a Monte Carlo simulations measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

p.	Basic and diluted net earnings (loss) per share:

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

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2010, 2011 and 2012. The weighted average number of shares related to the outstanding options and convertible debentures excluded from the calculations of diluted net earnings (loss)  per share was, 1,721,505, 246,662 and 19,500 for the years ended December 31, 2010, 2011 and 2012, respectively.

q.	Income taxes:

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company's cash, cash equivalents and restricted deposits are invested primarily in deposits with major banks worldwide; however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, low credit risk exists with respect to these investments.

Trade receivables of the Company are derived from sales to customers located primarily in the U.S., Europe, Japan, and the Far East. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

s.	Severance pay:

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

Severance expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $ 147, $ 229 and $ 167, respectively.

t.	Fair value of financial instruments:

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

As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

u.	Comprehensive income:

The Company accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its item of comprehensive income (loss) relate to foreign currency translation adjustments.

The Company presents total comprehensive income (loss) in accordance with ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income ("ASU 2011-05") and ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"). ASU 2011-05 requires an entity to present, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The Company chose to present the components of net income and other comprehensive income in a single continuous statement of comprehensive income.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	FAIR VALUE MEASUREMENTS

The Company measures its convertible debt at fair value on a recurring basis. Convertible debt is classified within Level 1, since this liability is valued using quoted market price in an active market (see Note 9). As of December 31, 2011 and 2012 there are no outstanding amounts related to convertible debentures.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2012

Government authorities	$57	$134
Prepaid expenses	371	438
Rent and motor leasing deposits	74	71
Others	135	94

	$637	$737

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2011	2012

Cost:

Computers and peripheral equipment	$1,857	$1,456
Office furniture and equipment	1,031	1,041
Leasehold improvements	146	92

	3,034	2,589
Accumulated depreciation:

Computers and peripheral equipment	1,653	1,316
Office furniture and equipment	783	820
Leasehold improvement	113	76

	2,549	2,212

Depreciated cost	$485	$377

Depreciation expenses amounted to $ 215, $ 207 and $ 229 for the years ended December 31, 2010, 2011 and 2012, respectively.

During 2011 and 2012, the Company recorded a reduction of $ 0 and $ 578, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

As to charges, see Note 10b.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2012 arose from the acquisition of the business of one of the Company’s subsidiary in April 2007.

a.	Identifiable intangible assets:

Customer relations

Balances as of January 1, 2011	$55

Amortization during the year 2011	(46)
Foreign currency translation adjustments	2

Balances as of December 31, 2011	11

Amortization during the year 2012	(11)

Balances as of December 31, 2012	$-

b.	Amortization expenses amounted to $ 44, $ 46 and $ 11 for the years ended December 31, 2010, 2011 and 2012, respectively.

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2012 are as follows:

Balance as of January 1, 2011	$5,870

Foreign currency translation adjustments	(28)

Balance as of December 31, 2011	5,842

Foreign currency translation adjustments	279

Balance as of December 31, 2012	$6,121

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2011	2012

Employees and payroll accruals	$253	$342
Government authorities	640	303
Accrued vacation pay	147	169
Advance on account of sale of an affiliate	369	369
Accrued expenses	1,071	1,418
Other	-	149

	$2,480	$2,750

NOTE 9:-	CONVERTIBLE DEBENTURES

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

As a result of adopting the Fair Value option of ASC 825 for measuring financial instruments, starting January 1, 2008, the Company recorded financial expenses in the amount of $ 2,119, $ 741 and $ 0 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

In September 2011, the Company offered repayment of the entire remaining outstanding amount of debentures (NIS 3,786 thousands per value) at the full value of the debenture, which is equivalent to 1 NIS par value. On October 2, 2011, the Company paid to all the remaining debenture holders 1 NIS par value, equivalent to 100% of the debentures' value for $ 1,020.

As of December 31, 2011 and 2012 there is no outstanding amount with respect to the above mentioned debenture.

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 3%-3.5% of revenues from sale of its iCMR  software, up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $ 80 and $183 as of December 31, 2011 and 2012 respectively.

2.	The Company has entered into non cancelable operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits and other account receivables.

The Company's facilities are leased under non cancelable operating lease agreements, which expire on various dates, the latest of which is in 2016.

As of December 31, 2012, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles and facilities:

2013	$975
2014	639
2015	452
2016	236

Total	$2,302

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

Rental expenses for motor vehicles and facility rental expenses amounted to $ 958, $ 1,060 and $ 1,167 for the years ended December 31 2010, 2011 and 2012, respectively.

3.	Starting from 2011, the Company has a revolving line of credit with an Israeli bank ("the bank") for total borrowing of up to $ 600, based on several conditions and financial covenants.

Interest rate variable at a rate of Libor + 4% .The actual Libor interest rate at December 31, 2011 and 2012 was 0.15% and 0.167% respectively.

As part of the line of credit agreement, the Company created a floating charge on all of its assets as security for repayment of any amounts that might be due to the bank under the line of credit Agreement. These charges will remain in place as security for the repayment of amounts under the line of credit Agreement.

During 2011 and 2012, the Company did not use the line of credit and therefore no interest expenses have been recorded in regards.

As of December 31, 2012, the Company was in compliance in all respects with all the conditions and the covenants in the line of credit Agreement.
Subsequent the balance sheet date the Company began to utilize the credit line

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

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 216.

2.	The Company provided certain customers and vendors with a $ 409 bank guarantee.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

d.	Legal proceedings:

On September 25, 2012, a lawsuit have been lodged against the Company and one of its subsidiary by Mitek Systems, Inc. (“Mitek”) for alleged infringement on United States patents. No discovery has been taken and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in the Company’s MobiCHECK software (one of the Company mobile products). Mitek is seeking a declaration of infringement, damages, and other amounts.

The Company believes that Mitek’s claim is without merit and intends to defend itself against this lawsuit. Management cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made with respect to the lawsuit.

NOTE 11:-	TAXES ON INCOME

a.	Israeli income taxes:

1.	Measurement of taxable income:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

2.	The Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2012, management believes that the Company is meeting the aforementioned conditions.

The Company elected 2009 as a year of election under the Amendment. The Amendment entitles the Company to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10% - 25% (based on the percentage of foreign ownership) for an additional period up to eight years from the first year it has taxable income.

If the Company pays a dividend out of income derived from the Approved and Privileged Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10%-25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders. As of December 31, 2012, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Benefited Enterprise".

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

4.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 25%, 24% and 25% in 2010, 2011 and 2012, respectively.

5.	The According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2007 are considered as final assessments.

b.	Carryforward losses:

As of December 31, 2012, Top Image systems Ltd. has accumulated net operating losses and capital losses in the amount of $ 4,007 and $ 1,890, respectively. The losses can be carryforward against relevant taxable income for an indefinite period. As of December 31, 2012, the Company recorded a deferred tax asset of $ 1,002 in respect of such carryforward tax business losses.

As of December 31, 2012, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 9,933.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

As of December 31, 2012, the U.S. subsidiary had U.S. Federal and State net operating losses carryforwards of approximately $ 2,976, which can be carried forward and offset against taxable income for 2 to 9 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

Operating losses carryforwards of its subsidiaries in Singapore, Japan and UK in the total amount of $ 3,550, $ 2,544 and $ 863, respectively, as of December 31, 2012, can be carried forward indefinitely.

c.	Non-Israeli subsidiaries:

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

d.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$(1,055)	$1,223	$1,670
Foreign	619	1,252	1,051

	$(436)	$2,475	$2,721

e.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Current taxes	$(24)	$(125)	$(101)
Deferred taxes	-	-	1,223

	$(24)	$(125)	$1,122

Domestic	$-	$-	$1,223
Foreign	(24)	(125)	(101)

	$(24)	$(125)	$1,122

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2012

Carryforward losses (1)	$3,637	$3,891
Intangible assets	66	31
Research and development expenses	168	124
Accrued severance pay	29	28
Accrued vacation pay	15	38

Net deferred tax assets before valuation allowance	3,915	4,112
Valuation allowance	(3,915)	(2,889)

Net deferred tax assets	$-	$1,223

(1)	Inclusive of the effect of enacted changes in tax rates in accordance with Israeli Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2010 and 2011).

	December 31,
	2011	2012
Domestic:
Current deferred tax asset, net	$-	$785
Non-current deferred tax asset, net	-	438

	$-	$1,223

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 3,915 and $ 2,889 at December 31, 2011 and 2012, respectively.

The Company does not have a provision for Israeli income taxes on the undistributed earnings of its international subsidiaries since the Company intends to indefinitely reinvest these earnings outside Israel.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2010	2011	2012

Income (loss) before taxes, as reported in the consolidated statements of operations	$(436)	$2,475	$2,721

Statutory tax rate	25%	24%	25%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(109)	$594	$680
Income tax at rate other than the Israeli statutory tax rate	14	29	4
Tax advances and non-deductible expenses including equity based compensation expenses	699	278	349
Deferred taxes on losses and other differences	-	-	(1,223)
Difference between financial statements measurement of income and tax basis	(183)	(165)	(347)
Utilization of operating losses carry forward from prior years for which deferred taxes were not created	(433)	(625)	(636)
Taxes in respect to prior years	36	14	43
Other individually immaterial income tax item	-	-	8

Actual tax expense (benefit)	$24	$125	$(1,122)

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiaries worldwide due to the uncertainty of the realization of such deferred taxes, the effect of the "Approved Enterprise" and undetectable expenses related to option expenses and other equity benefits.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY

a.
In February 2010, the Company issued 75,000 of its Ordinary shares to one of its consultant for services received during 2010. The shares were locked up for a period of nine months from the date they were issued. The shares were fully vested when granted.

b.
In April, May and August 2012, the Company issued 250,000 of its Ordinary shares to one of its consultant for services received during 2012. The shares were fully vested when granted. The shares were locked up for a period of nine months from the date they were issued.  In connection with the grants, the Company recorded during 2012, compensation expenses in the amount of $813.

c.	Employee Stock Option Plan (2003):

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

As of December 31, 2012, 1,290,841 options are outstanding. All the options have an exercise price between $ 1.30 and $ 4.27 per share.

As of December 31, 2012, an aggregate amount of 53,182 options is still available for future grant under of the above mentioned plan.

d.	Options to employees, management and directors:

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2012
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	1,689,480	$1.80	8.26	-
Granted	15,000	$4.27	-	-
Exercised	(382,833)	$1.41	-	-
Forfeited	(30,806)	$2.28	-	-

Outstanding at the end of the year	1,290,841	$1.93	7.86	$1,930

Exercisable at the end of the year	985,494	$1.82	7.50	$1,582

Vested and expected to vest at end of year	985,494	$1.82	7.50	$1,582

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount changes based on the fair market value of the Company's stock. As of December 31, 2012, there was $ 303 unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

The weighted average grant date fair values of options granted during 2011 and 2012 were $ 1.17 and $ 1.85, respectively.

The options outstanding as of December 31, 2012, have been separated into ranges of exercise price as follows:

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2012	life (years)	price	2012	exercisable

$ 1.30	405,305	5.45	$1.30	405,305	$1.30
$ 2.11 - $ 2.25	864,036	8.99	$2.18	568,689	$2.15
$ 2.64 - $ 4.27	21,500	7.78	$4.03	11,500	$3.82

	1,290,841	7.86	$1.93	985,494	$1.82

e.	Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS. No dividends were declared in the periods presented.

f.	Private placement transaction

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

During 2011 no warrants has been exercises.

As of December 31, 2012 112,500 warrants had been exercised into 112, 500 shares of the Company and additional 55,575 warrants had been converted into 26,533 shares.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA (Cont.)

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2010	2011	2012

Product sales

Israel	$16	$120	$129
Far East (excluding Japan)	1,176	713	701
Europe	6,055	10,370	9,146
North and South America	1,590	1,635	2,442
Africa and Middle East	16	864	2,052
Japan	312	347	833

	9,165	14,049	15,303

Service revenues

Israel	52	54	48
Far East (excluding Japan)	1,848	2,258	2,580
Europe	8,260	10,111	10,790
North and South America	1,236	1,247	1,595
Africa and Middle East	67	103	112
Japan	1,134	851	902

	12,597	14,624	16,027

Total revenues	$21,762	$28,673	$31,330

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2010	2011	2012

UK	$4,074	$4,009	$4,192
Israel	2,131	2,135	2,135
Other	168	194	171

Total Long-lived assets:	$6,373	$6,338	$6,498

c.	Major customers data:

In 2010, 2011 and 2012 the company had no customer who accounted for more than 10% of the total revenues.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2010	2011	2012

Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$(460)	$2,350	$3,843

Effect of dilutive securities:
Interest expenses subject to convertible debentures	*) -	4	-

Net income (loss) used for the computation of diluted net earnings (loss) per share	$(460)	$2,354	$3,843

Weighted average Ordinary shares outstanding	9,389,512	10,207,111	11,403,596

Effect of dilutive securities:

Employees stock options	*) -	206,030	774,914
Warrants	-	3,106	138,992
Convertible debentures	*) -	684,407	-

	*) -	893,543	913,906

Diluted weighted average Ordinary shares outstanding	9,389,512	11,100,654	12,317,502

Basic net earnings (loss) per share	$(0.05)	$0.23	$0.34

Diluted net earnings (loss) per share	$(0.05)	$0.21	$0.31

*)	Anti-dilutive.

NOTE 15:-	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2010	2011	2012

Interest income	$12	$16	$3
Interest expenses	(13)	-	-
Exchange rate loss and bank charges *)	-	(182)	(194)
Expenses in respect of convertible debentures, including interest **)	(2,189)	(745)	-

	$(2,190)	$(911)	$(191)

*)	Includes income from forward transactions in the amount of $ 7, $ 0 and $ 0 for the years ended December 31, 2010, 2011 and 2012, respectively.

**)	See also Note 2(j).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	RELATED PARTY TRANSACTION

According to the Company's agreement with the chairman of the board, in consideration for his services to the Company worldwide, Mr. Nakar will be entitled to compensation in the amount of US $28.1 plus VAT per month ("the consulting fees").

During 2010, 2011, 2012 the chairman of the board was been entitled to a compensation of $ 284, $ 351 and $ 334, respectively for his services as a board member and for the consulting fees.

Pursuant to a resolution that has been approved at Company's annual general meeting of shareholders on November 29, 2012 the chairman of the board is entitled to receive 4% of the Company's adjusted EBITDA, as defined in the minutes of the Company's board of Directors,  for 2012.

As of December 31, 2012 is the Company recorded $ 160 provision with respect to its chairman of the board in connection to his bonus.