Form 20-F
period 2013-12-31
TOP IMAGE SYSTEMS LTD
filed 2014-03-27
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

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

12,088,049 Ordinary Shares

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

Yes ☐                No ☒

This Form 20-F including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

TABLE OF CONTENTS

Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 20-F (“Form 20-F”) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that reflect our expectations, beliefs, projections, future plans and strategies, anticipated events or trends.  For example, statements related to our future financial condition or results of operations, management’s strategies and objectives and expected market growth are forward-looking statements.  Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” “predicts,” “anticipates,” or “potential” and similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to:

•	our recent entry into mobile and cloud based software markets;
•	unstable conditions in the global economy and capital markets, including the European debt crisis;
•	our efforts to gain market share into new geographic markets, including the United States;
•	future acquisitions that could require significant resources or result in unanticipated adverse consequences;
•	competitive pressures in the data capture and automatic form processing markets;
•	the success of our strategic marketing relationships;
•	our ability to continue technological innovation and successful commercial introduction of new products;
•	our history of losses and the potential for future losses;
•	our ability to protect intellectual property and other proprietary information;
•	political or financial instability in the countries where we do business;
•	exposure to currency fluctuations;
•	fluctuations in the market price of our ordinary shares;
•	the possibility that our ordinary shares could be delisted from The NASDAQ Stock Market LLC, referred to as NASDAQ, or the Tel Aviv Stock Exchange, referred to as TASE;
•	potential dilution to the holders of our ordinary shares as a result of future issuances of our securities;
•	quarterly fluctuations in our results of operations; and
•	other risks and uncertainties described in this Form 20-F.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION
SELECTED FINANCIAL DATA

The following selected consolidated financial data are presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The Israeli Securities Law – 1968 allows Israeli companies, such as us, whose securities are listed both on the Tel Aviv Stock Exchange (TASE) and on certain stock exchanges in the United States (including NASDAQ), to report to the Israel Securities Authority and the TASE in accordance with the reporting requirements under SEC rules and U.S. GAAP.  All financial statements included in this annual report and all financial information released in Israel are presented solely under U.S. GAAP. The selected consolidated financial data should be read in conjunction with and are qualified by reference to Item 5 of this report entitled “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this report.

	2009	2010	2011	2012	2013
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
Revenues	23,534	21,762	28,673	31,330	29,057
Cost of revenues	9,258	8,350	11,184	11,989	11,816
Gross profit	14,276	13,412	17,489	19,341	17,241
Research and development, net	1,558	1,647	1,976	2,609	3,377
Selling and marketing	7,202	6,160	7,748	8,733	9,498
General and administrative	4,381	3,845	4,383	5,087	4,637
Operating income (loss)	1,135	1,760	3,382	2,912	(271)
Financial income(expenses), net	(5,452)	(2,190)	(911)	(191)	(298)
Other (expenses) income, net	(26)	(6)	4	-	381
(Loss) income from continuing operations before taxes on income	(4,343)	(436)	2,475	2,721	(188)
Taxes on income	91	24	125	(1,122)	1
(Loss) Income from continuing operations after taxes on income	(4,434)	(460)	2,350	3,843	(187)

Equity in earnings (including impairment losses) of affiliated companies	(677)	-	-	-	-
Net (loss) income from continuing operations	(5,111)	(460)	2,350	3,843	(187)
Income (loss) from discontinued operations, net of tax	13	-	-	-	-
Net (loss) income	(5,098)	(460)	2,350	3,843	(187)
Net basic (loss) income per share:
Continued operations	$(0.55)	$(0.05)	$0.23	$0.34	$(0.02)
Net diluted (loss) income per share:
Continued operations	$(0.55)	$(0.05)	$0.21	$0.31	$(0.02)
Discontinued operations	-	-	-	-	-
Weighted average number of shares outstanding for basic net income (loss) per share	9,322,341	9,389,512	10,207,111	11,403,596	11,718,960
Weighted average number of shares outstanding for diluted net income (loss) per share	9,322,341	9,389,512	11,100,654	12,317,502	11,718,960

	As of December 31,
	2009	2010	2011	2012	2013
Summary of Balance Sheet Data:
Cash and cash equivalents	2,866	1,763	2,090	2,223	3,203
Working capital	3,933	1,762	2,463	7,674	8,498
Total assets	18,167	15,024	15,598	21,535	21,647
Long term debt	6,729	5,250	1,543	1,808	1,956
Total liabilities	13,137	10,732	6,458	6,709	5,933
Shareholders’ equity	5,030	4,292	9,140	14,826	15,714

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

We are entering into new market sectors such as mobile and SAAS applications and may not succeed in garnering sufficient market share to remain competitive.

Since 2012, we have focused on expanding our eFLOW products to mobile platforms. We have also expanded our solutions to include SAAS, or software as a service, cloud-based products. Our experience with mobile and SAAS services is limited and we face stiff competition.  In addition, mobile and SAAS technologies change quickly, and we may not be able to penetrate the market in any material way.  If our solutions fail to effectively operate on the latest mobile devices or if our SAAS services are not compatible with the latest hardware, there could be a material adverse effect on our business, prospects and financial condition.

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

If we engage in a strategic mergers or acquisitions, the consideration we pay may be in cash or ordinary shares.  Our underwritten offering during the first quarter of 2014, of 3,162,500 of our ordinary shares yielded approximately $13.7 million in net proceeds and we may use some or all of such proceeds toward strategic mergers or acquisitions should we choose to engage in them. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  Those proceeds may prove insufficient to fund potential transactions, or we may elect to engage in stock rather than cash transaction In the event we do engage in additional acquisitions or mergers, they may also result in potentially dilutive issuances of equity securities, incurrence of additional debt, the assumption of known and unknown liabilities, the amortization of expenses related to intangible assets and the impairment of goodwill, all of which could harm our business, financial condition and operating results.  In addition, the market’s reaction to any transaction could be negative and cause a drop in the trading price of our ordinary shares.  The prospect of possible mergers or acquisitions could result in significant volatility in our stock price.

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

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our relatively recent entry into the mobile and SAAS markets compounds the challenges we need to overcome to attain market success.   Our products compete with those developed and marketed by numerous well-established companies, including EMC (Captiva Software), Mitek, Banctec, Kofax (formerly, Dicom Group), and ReadSoft, as well as with manual data entry systems.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times. Further, the emerging market for mobile data capture systems in which we are competing, even at this stage of its development, is characterized by intense competition and rapidly changing business conditions, customer requirements, and technology.  We are in competition with Mitek and others in that market. The emerging nature of the market may impose financial risks that competitors with greater financial resources are more equipped to bear.

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

Many of our current and prospective customers are large financial and business institutions.  An economic downturn could result in downward price pressure on vendor solutions and could result in intense price competition.  A downturn may also cause prospective customers to delay implementation of software solutions and thereby delay purchases of our products.  A slowdown could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

For example, the European debt crisis, which has had a negative impact on the European economy, may have adverse impact on our operations.  In 2011, 2012 and 2013, we generated $20.5 million, $19.9 million, and $ $16.6 million respectively, of revenues from our operations in Europe, which represented 71%, 64% and 57%, respectively, of our total revenues. We are not certain that we will be able to maintain those levels in light of the ongoing economic difficulties in Europe. The tightening of European credit markets may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.  In addition, the debt crisis in certain European countries could cause the value of the Euro to deteriorate, reducing the purchasing power of our customers and end-users of our products or services, which can lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

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

Our business and prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners.  In particular, our marketing efforts with respect to our mobile products involve our forging and maintaining relationships with parties in a position to purchase or deploy our solutions, including banking and financial institutions which could potentially purchase our mobile solutions and make them available to their customers.  The loss or diminishment of our relationship with any one of our significant strategic partners could have a material and adverse effect on our existing operations and growth prospects.  We normally attempt to recruit distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products. We cannot assure you that we will be able to develop such relationships. Our litigation with Mitek (see "We may be subject to potential liabilities arising from a patent claim filed against us in the United States.”") may impact the willingness of others to enter strategic partnerships with us.

Our industry is marked by rapid technological changes and frequent new or updated product introductions, and if we do not respond to such rapid technological changes, new product introductions and enhancements and evolving industry standards, our products and services could become obsolete.

As processing speeds increase, memory capacities expand and software is upgraded, we need to ensure our products, capitalize on these developments, and remain compatible with industry standards.  Our ability to compete will depend upon our ability to offer state-of-the-art products in a timely and cost-effective manner.  Our product decisions must anticipate the changing demand for products.  If we are unable to develop, modify and enhance our existing technology to respond to such changing standards and customer demands, our business could be adversely affected.  In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales. There are presently numerous platforms for data capture and there is presently no single industry standard for processing.  We can provide no assurance that our solutions will be adopted by industry players or that they will be compatible.  These uncertainties are compounded by the fact that mobile technologies are rapidly evolving and we may not be able to adapt our products quickly enough to accommodate changing platforms, mobile imaging capabilities, and device configurations.

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

Our lengthy sales cycle increases our exposure to customer cancellations or delays in orders, which may result in volatile quarterly revenues.  Given the high average selling price of, and the cost and time required to sell our solutions, a customer’s decision to license our products typically involves a significant commitment of resources and is influenced by the customer’s budget cycles and internal approval procedures for information technology purchases.  In addition, selling our solutions requires us to educate potential customers about our solutions’ uses and benefits.  As a result, our solutions have a long sales cycle, which can take 9 to 12 months or more.  Consequently, we have difficulty predicting the quarter in which sales to expected customers may occur and actual sales may not necessarily be in the same calendar quarter or even year in which we expended resources in connection with marketing to the client.  The sale of our solutions is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes of our customers, which typically accompany significant capital expenditures.

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

Sales to large customers have historically accounted for a significant part of our sales. In 2013, sales to one customer accounted for 10.2% of our total revenue. In 2012 and 2011, we had no customer who accounted for more than 10% of our total revenues. We are actively recruiting large customers and partners for our products in our efforts to continue to avoid dependence on individual customers.   However, if we become dependent on large customers, our business, prospects, financial conditions and results of operations could be adversely affected by the loss of one or more such customers.

Uncertainties related to our recent management changes may adversely affect our business, strategy and financial results.

In November, 2013, we announced that Dr. Ido Schechter will step down as CEO effective December 31, 2013, and that our executive chairman Mr. Izhak Nakar will take over some of the responsibilities of the CEO, until the recruitment of a permanent CEO and currently serves as our principal executive officer. These management transitions may cause or result in disruption of our business or distraction of our employees and management; difficulty in recruiting, hiring, motivating, and retaining talented and skilled personnel, including current members of management; and difficulty in negotiating, maintaining, or consummating business or strategic relationships or transactions. If we are unable to timely recruit a CEO and mitigate these or other potential risks, our revenue, operating results and financial condition may be adversely impacted.

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008, 2011 and 2012, and our losses may recur and continue.  For the year ended December 31, 2013, we had an accumulated deficit of $19,993,000. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will continue to achieve profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects, financial results and results of operations.

We may be subject to potential liabilities arising from a patent claim filed against us in the United States.

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement on five United States patents in the United States District Court for the District of Delaware.  Mitek filed a First Amended Complaint on January 11, 2013.  An answer to the First Amended Complaint was filed on January 28, 2013 adding one additional patent.  A scheduling order was entered on February 21, 2013 Discovery is underway and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in our MobiCHECK software. Mitek is seeking a declaration of infringement, an injunction, damages, and enhanced damages, costs, expenses including reasonable attorneys' fees, pre-judgment and post-judgment interest and any other relief, in law and in equity, to which the Court finds Mitek is justly entitled.

While we believe that Mitek’s claim is without merit, we cannot assure you that the suit will be dismissed or that we will prevail. If Mitek is successful, or if we agree to settle the lawsuit, we might be unable to pursue, or severely limited in, our marketing and sale of MobiCHECK and possibly other products might be restricted or be subject to significant obligations to pay royalties. Further, even if we prevail in the lawsuit, intellectual property litigation is expensive and tends to divert management attention from our business. Accordingly, if any of the foregoing risks are realized, the lawsuit could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

We license components of our software systems and technology from third parties in reliance on such parties’ representations as to ownership of the licensed intellectual property.  If our licensors are found not to own or have rights to sublicense such rights to us or if we otherwise lose the right to use such components, and we are unable to replace the licensed technology with a comparable substitute, there could be a material adverse effect on our business prospects and financial results.  Even if we were to replace licensed technology with available alternatives, it could take time to identify the best replacement and integrate it into our software.  The delay and uncertainty could negatively impact our financial results. Furthermore, we could be sued for, or found liable for infringement arising from our use of such licensed technology and indemnity obligations, if any, on the part of the providers of such licensed technology might not be sufficient to cover liabilities we incur.

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

Certain of our products contain open source code, and we may use more open source code in the future. Open source code is code that is covered by a license agreement that permits the user to liberally copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code, and we may incur expenses in defending claims that we did not abide by the open source code license. If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products. Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow. We monitor our use of such open source code to avoid subjecting our products to conditions that we do not intend. The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

Our inability to protect our intellectual property could adversely affect our competitive position and, consequently, our business and operations.

Our success depends on our ability to protect our intellectual property (see “Our success depends on our proprietary software technology”). We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.  In the past, we have not obtained any patents.  As a result of a change in our intellectual property protection policy, we have begun to file patent applications with regard to relevant technology.  We have applications at this point for patents in the United States with regard to Mobile capture, full page images and contextual classification.  We may file additional patent applications in the future.  We cannot assure you that:

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

We engage in international sales, which expose us to a number of political and economic risks.

We have significant operations in several countries, including research and development, sales and customer support operations.  Currently, in addition to our operations in Israel, we have significant operations in the United Kingdom, Germany, and Singapore and the United States.  Our international sales and other operations are subject to risks inherent in doing business in foreign countries, including, but not limited to:

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

Approximately 57% of our revenues in 2013 were generated from sales made in the European Union. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition”.

We may not be successful in developing and implementing policies and strategies to address the foregoing risks in a timely and effective manner at each location where we do business.  Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

Our recent entry into the United States market may not prove successful.

We recently upgraded our efforts to reach markets for our products in the United States though our U.S. subsidiary.  We face competition intense competition in the U.S. and may not may be able to successfully establish any meaningful market share. Our time and capital investments in the U.S. may not prove worthwhile and may intensify our competitor’s efforts both in the U.S. and other markets in which we operate.  If our efforts toward developing a presence in U.S. markets are unsuccessful, our distraction from our primary existing markets and investments in the U.S. could have a material adverse effect on our business, prospects, and financial condition.

We may be adversely impacted by fluctuations in currency exchange rates.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound and Singapore dollar. Approximately 57% of our revenues are generated in the European Union. In periods when the U.S. dollar weakens against these other currencies, our reported results of operations may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

 Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

         Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has governed Gaza.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, with whom Israel currently has a free trade agreement. In addition, since the “Arab spring” various neighboring Arab countries have been unstable including Egypt and prolonged civil war in Syria. Tension with Iran, relating to its nuclear capabilities and regional influence remains high.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners as a result of or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

Rising political tensions and negative publicity about Israel may negatively impact demand for our products.

        Our principal offices are located in Ramat Gan, Israel. A number of groups in several countries have called for consumer boycotts of Israeli products. While many of those boycotts are focused on products originating in the West Bank and Ramat Gan is not in that area, other boycotts do not differentiate between different areas under Israeli control.  Various political events from time to time have led to the revival or intensification of boycott efforts. The United States recently launched an initiative to facilitate a peace agreement between Israel and the Palestinians.  Those efforts have not yet produced concrete results, and it is unclear as to whether they will lead to any interim or final agreements. A failure of the talks to produce results could trigger expressions of frustration worldwide, including, but not limiting, renewed boycott efforts which have already been threatened. Existing or future boycott efforts might adversely affect our sales efforts, and could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

In 2013, as several times in the past, we received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984 for the financing of a portion of our research and development expenditures in Israel.  Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate for 12 month loans on the first day of trading in the year during which the grant was approved. The total grants received in 2013 were about $214,000.  The terms of the OCS grants limit our ability to develop products and transfer technologies outside of Israel without the prior approval of the OCS, if such products or technologies were developed using OCS grants or arose out of such technologies.  The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether.  Such approval, if granted, will generally be subject to additional financial obligations.  In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties.  See also “Governmental Regulation” in Item 4 below.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors, assert U.S. securities law claims in Israel or serve process on substantially all of our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons or to effect service of process upon these persons in the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws if they conclude Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court would agree to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.

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

According to the TASE rules, a company with stock that trades on both the TASE and NASDAQ must comply with the TASE minimum valuation requirements which currently provide that it must have a minimum market capitalization of NIS 25 million.  If the company does not comply with the minimum valuation requirements, compliance with which is being tested on a semi-annual basis, it is given six months to regain compliance or be delisted.  Our ordinary shares were in compliance with the minimum valuation requirements as of March 11, 2014.

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

As of March 11, 2014, we had approximately 15,406,976 ordinary shares outstanding, of which 12,979,992 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  Since the effectiveness of the registration statement on Form F-3, the selling security holders named in that registration statement have been able to freely sell all of the ordinary shares covered by such registration statement, which is substantial in relation to our outstanding ordinary shares and public float of our ordinary shares.  In addition, a substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of March 11, 2014, there were outstanding options and warrants to purchase an aggregate of approximately 1,479,675 ordinary shares.

During the first quarter of 2014, we closed on an underwritten public offering of 3,162,500  of our ordinary shares at a per share sale price of $4.75 per share, a discount to the market price of our ordinary shares immediately prior to the offering.  The offering significantly increased the number of our ordinary shares outstanding and sales pursuant to the offering  had the effect of lowering the market price of our ordinary shares from market prices before the offering. Furthermore, if our shareholders determine to sell a significant number of shares into the market or there is a perception that the holders intend to sell these shares, including upon their exercise of options or warrants, there likely will not be a sufficient demand in the market to purchase the shares without a decline in the market price of our ordinary shares.  Moreover, continuous sales into the market of a number of shares in excess of the typical trading market for our ordinary shares, or even the availability of such a large number of shares, could depress the trading market for our ordinary shares over an extended period of time.

In addition, our recent registration statement on Form F-3 included our registration of the resale of up to 850,000 of our ordinary shares by Izhak Nakar, our Active Chairman of the Board, Ido Schechter, our former CEO and current director, and Alex Toh Kian Hong. Mr. Hong is the Managing Director of certain of our Asian operations.  While Mr. Nakar and Dr. Schechter’s resale is restricted by a lockup agreement with the underwriters in our recent offering which expires no earlier than April 21, 2014, once the restriction expires, a sale of their ordinary shares could result in an increase in the number of our securities in the markets and have a negative effect on our trading price.  In addition, even if those individuals sell shares for personal reasons, public perception of sales by insiders may result in negative publicity that could further negatively impact our share price.

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

As a result of these requirements, if our ordinary shares become subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our ordinary shares in the United States may be significantly limited.  Some broker-dealers have adopted a policy under which they refuse to allow clients to hold penny stocks in their brokerage accounts, or refuse to open new accounts holding penny stocks. Accordingly, the market price of our ordinary shares may be depressed or limited, and investors may find it more difficult to sell the shares.

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

Although our internal control over financial reporting was considered effective as of December 31, 2013, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

ITEM 4.                      INFORMATION ABOUT THE COMPANY

History and Development

Establishment, Legal Name, Office and Trading Markets

We were incorporated in March of 1991, are domiciled in Israel and exist as a company with limited share liability subject to Israeli law.  Our legal name is Top Image Systems Ltd. and our registered and principal executive offices are located in Israel at 2 Ben Gurion St, Ramat Gan, 52573, and our telephone number is + 972-3-767-9100.  Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

Our ordinary shares began trading on the NASDAQ in November 1996 and on the TASE in December 2006.

Recent Developments

In February 2014, we closed on an underwritten public offering of 3,162,500 of our ordinary shares at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses. The net proceeds from the offering will be used for general corporate purposes, including potential acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

In late 2012, we decided on an organizational restructuring aimed at establishing a scalable, balanced organization to facilitate global expansion of our product lines and related business activities in the many markets in which we operate around the globe. The reorganization plan includes setting up a global solutions group to develop, manage and support market-driven solutions and setting up a field operations group in an attempt to maximize the business potential of the company in each of our regions.  Under the new structure, we hope to grow in the U.S. and Asia Pacific by promoting sales of those products we already sell in high volume in Europe, the Middle East and Africa (EMEA), while in parallel introducing our mobile solutions to the European market and allowing for improved cross-organizational knowledge transfer that will enable us to meet these goals. The two groups are intend to work closely together and foster integration processes our leadership and support. We are in the process of implementing the reorganization.

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

We held, through Top Image Systems (Asia Pacific) Pte. Ltd. investments in affiliated companies such as: Asiasoft Hong Kong Ltd ("AS HK"), in which we held 23.37%. During 2010 AS HK sold its business to another company. In December 2010, AS HK received an advance in the amount of $369,000 as a result of such sale. In July 2013 the sale was completed and it was determined that no additional payment will be received.

Until May 2011 we also held an investment in Asiasoft (M) Sdn Bhd ("AS M"), in which ASG  holds 30% equity interest, is a Malaysian registered company which provides information system products and related services. During May 2011 we decided to waive its holding in AS M and transferred its holding for no proceed. Due to the fact that the investment book value was $0, no gain or loss was recorded in connection therewith.

Business Overview

1. Products and Solutions

Our product and solutions offering is based on our flagship eFLOW® proprietary platform, an industry-leading content capture and workflow platform that empowers a wide variety of solutions. Today we focus our primary software development, sales and marketing efforts on the eFLOW® INVOICE solution for Accounts Payable (AP) Automation; the eFLOW® Digital Mailroom for intelligent data input management; e-Government, eFLOW® for Banks, and our most recent offering, our innovative Mobile Imaging Platform (MIP).  The TIS mobile imaging platform empowers a wide variety of mobile applications based on our high-quality data and image capture and recognition capabilities.

Since our foundation in 1991, TIS has developed and marketed innovative solutions that optimize the capture, recognition, validation and delivery of content in every format, from any source.  Our robust platform and best-in-class recognition technologies have facilitated TIS’ successful implementation of the industry’s highest volume document imaging projects, capable of scanning over a million documents a day.  Large and mid-sized enterprises across the globe benefit from this expertise and deploy eFLOW® end-to-end solutions to collect information from different types of inbound documents and process them to provide actionable data delivered to their ERP, CRM and workflow systems. eFLOW® integrates with all leading enterprise applications, including certified bi-directional integration with SAP and other leading ERP solutions. Our most recent release, eFLOW5, the next generation capture and workflow platform we launched in 2013, offers industry-leading cloud, SaaS and web enablement, full capture and workflow capabilities for automating comprehensive business processes and  mobile image processing functionality fully integrated within the multichannel solution.

Looking to the future, in sync with leading technology partners, TIS hopes to leverage Top Image Systems leverages its core knowhow and to invest in innovative, game-changing technologies to develop capture functionalities in new arenas with high market potential such as cloud-based solutions, mobile devices, wearable solutions and even crowdsourcing.  In alignment with the direction the market is headed, we continue to invest significantly in cloud and mobility and are expanding our hybrid business model to grow our SaaS operations while maintaining our existing on-premise business. Leveraging our early-to-market position developing technologies for mobile devices, we have developed very high mobile imaging quality and continue to develop an expanding set of new mobile applications. This activity has in a sense opened up for us a new “B2B2C” market segment with an attractive business model;  enterprises purchase our B2B applications to provide them on a transactional basis to their extensive B2C customer bases. Going forward, as big data, big content and analytics become increasingly significant for document-driven process automation solutions, we will continue to enhance our solutions and offer high value cutting-edge technologies.

Challenges for Document-Centric Process Management

As the volume of documents enterprises handle in their routine business operations continues to increase, enterprises incur high expenses and endure errors, slow processes and delays.  Processing of paper documents translates to delivery and storage charges, as well as to mistakes and penalties due to errors and lost documents, slow response to customers and overall low efficiency and productivity. Enterprises in every industry sector, including banks and insurance companies in particular, need to optimize document-centric processes to ensure productivity and responsiveness to customers. Forward-looking companies are challenged to execute business transformation to achieve Straight-through Processing (STP) to accelerate processes and reduce operational costs, as well as to maintain optimal access to business-critical data.

eFLOW® Platform

TIS has developed its flagship product eFLOW®, an advanced proprietary platform that leverages our over 20 years of experience in the market.  “One platform. Multiple Choices.”   The uniform eFLOW® platform provides a common architectural infrastructure for all the eFLOW® solutions it drives.  A modular solution, each module has been customized to tackle different business challenges using one underlying technology and infrastructure. Companies can target their most urgent problems and then expand the solution through their enterprise as required. Businesses benefit from streamlined processes across the company and a consistent look and feel.  eFLOW® is a scalable solution that grows with the customer’s business.

The eFLOW® technology includes mechanisms and engines that allow it to continuously achieve very high recognition rates for even very complex documents. eFLOW® captures all incoming information at all points of origin and collects them into one gateway to the business – from structured, semi-structured, and unstructured document formats, and from multiple channels - scanned paper, fax, email and other digital files, mobile devices and more. Both printed and handwritten content is processed using our powerful OCR and ICR software functionality. The software effectively and automatically extracts, classifies and verifies the relevant information from the documents and routes it intelligently for further action, accelerating business processes.

Our R&D group constantly improves the eFLOW® technology, its algorithms and architecture in order to maintain its industry-leading intelligent capture and recognition of complex documents. In 2012 eFLOW® was recognized by Forrester Research as one of the top five multichannel capture solutions, being the only solution to score 5 out of 5 in both "Intelligent Data Capture" and OCR Support categories. In 2013 TIS released eFLOW5, the latest version of the eFLOW® platform offering enhanced capture at point of origin, performance monitoring and analysis tools and integrated mobile functionalities that address the latest demands on the market.  eFLOW5 has enhanced the existing system with a uniquely powerful and comprehensive combination of web-enabled and cloud-enabled architecture, reinforced security, fully integrated mobile capture and end-to-end capture-enabled workflow.

Based on a single, integrated environment, the eFLOW® platform provides a visual application designed to enable the implementation of a complete solution quickly and easily.  Leveraging this modular platform with its open, scalable and flexible architecture, eFLOW® facilitates the development of a wide range of applications, from desktop, stand-alone applications through to high-volume, network-based, remote and local systems.  The eFLOW® platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the organization.

eFLOW® offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, classification and storage in databases for retrieval at a later date.  The technology can easily and concurrently process unstructured, semi-structured and structured documents and manage them within common, integrated processes.  eFLOW® manages these tasks without the need to pre-design templates.
eFLOW®'s open architecture allows for integration with all major content management, enterprise resource planning (ERP), CRM and workflow systems as well as with all major multi-function printers and scanners. Therefore, eFLOW® enables end-to-end solutions for enterprise content management projects, eliminating a significant portion of traditional manual data entry, decreasing the need for data entry resources and processing time, and significantly improving the quality, accuracy and value of the data.

eFLOW®’s underlying infrastructure utilizes advanced technologies, such as Microsoft .NET Framework  .    eFLOW® is based on the Microsoft .NET technology, ensuring compatibility with future Microsoft technologies and other technology partners, and ensuring customers shorter and easier implementation processes, faster run-time and robust and secure execution environments. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW® with other mission-critical applications to create fully integrated business solutions.  eFLOW® includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

eFLOW®’s scalable Client/Server architecture allows all users to uniformly access the solution via one standard interface residing on the eFLOW® server, which results in superior network security and efficiency. Customers can select between a centralized or decentralized mode of operation. Multiple applications and servers may be viewed and controlled at any given moment, on site or remotely; additional servers may be added to a system without any downtime.

        To support the needs of clients’ global operations, the eFLOW® system can process multiple languages at the interface, database (Unicode), and OCR / ICR levels.  Currently the system supports all major European languages, as well as Chinese and Japanese.

Latest Release: eFLOW5

Our newest release eFLOW5 combines a new and improved, cutting-edge version of our robust, industry-leading platform incorporating cloud and web-enabled architecture, a powerful, flexible workflow engine and fully integrated mobile capture.  Our flexible, modular full-functionality multichannel enterprise capture applications have been reinforced with a unique set of process management monitoring and supervision tools that let users continually measure and improve document processing operations. These components come together to form the next generation of best-in-class best practice business process solutions that solve enterprises' most critical document-driven business issues - such as accounts payable automation and intelligent digital mailroom.

This latest release preserves all the flexibility, reliability and robust performance for which eFLOW® is well-known, along with

•	Scalability & New Architecture; Modern Technology
•	Web-Enabled User Interfaces
•	Recognition Workflow
•	Monitor & Control Tools
•	Mobile Capture
•	New eFLOW® INVOICE and eFLOW® DMR End-to-End Solutions

eFLOW5 includes an integrated workflow engine which enables eFLOW5 to automate and support all kinds of end-to-end document-centric processes in accordance with specific business rules. These include complex workflows with step sequences such as capture, recognition, validation, approval, payment, intelligent routing, classification, response, archive and more.  Users can conveniently access the workflow through a web browser or smartphone.  The demand for integration between capture solutions and business workflows increases as enterprises seek end-to-end fully automated processes.

TIS has completely revamped the architecture of eFLOW5 with a new cloud and web-enabled architecture which supports full and easy scalability.  Servers are stateless machines – i.e. they can be seamlessly interchanged without interruption.  The architecture uses load-balancing to ensure optimal performance of all stations at all times, deciding automatically which server will handle requests and when. So when an unusually heavy load of documents needs to be processed, additional servers can be added, to make the system bigger, stronger, and support more users and more documents.

Organizations seek state-of-the-art technology systems in order to maintain confidence that it will remain relevant for years to come.  Great consideration has gone into the selection of the eFLOW5 technology infrastructure, which includes the most up-to-date technology such as HTML5, WCF (Windows Communication Foundation), .NET, and many others.

The eFLOW5 main modules include:

DESIGN:  eFLOW5 DESIGN allows the creator of an eFLOW®5-based solution to construct a recognition algorithm without any need to write code.  Simple dragging and dropping of recognition components enables the creation of algorithms for very complex documents and recognition needs. These recognition templates can be easily designed by IT administrators or TIS implementation partners.

SNAP:  Unique, fully integrated mobile imaging technology can effectively capture any document – large documents, full-size multi-page documents, ID cards, even a check, which can be remotely deposited using the eFLOW5 mobile capture technology. Insurance applications and payments, proof of identification, mobile Bills of Lading, account opening forms and others can be addressed by eFLOW5using its mobile capture capabilities and processed in real-time on our multichannel platform in sync with all content.

COLLECT: eFLOW5 supports collection of all types of content, email, faxes, paper, unstructured, semi-structured or structured. Paper-based documents may undergo central scanning or scanning at the point of origination using traditional scanners, MFPs or even mobile devices. eFLOW5 web-based scanning extends the capture capability across the Internet, enabling rapid input to business process workflow.

RECOGNIZE:  eFLOW5 has among the highest recognition rates in the industry, extracting meaning from complex documents such as multiple languages or faded or crumpled documents. The RECOGNIZE module employs multiple recognition engines to provide the most accurate results. This module automatically classifies and identifies those items whose content is incomplete, incorrect or unintelligible and forwards them to the VALIDATE module for manual validation.

VALIDATE: Manual validation can be carried out on a robust server-based format, or the new web-based option based on HTML5, providing a rich and accessible interface for an unlimited number of operators to check flagged items using only Internet-based browsers, anywhere, anytime. Enterprises can operate with maximum flexibility and efficiency by distributing their validation workload across as many stations as they choose, requiring no installation procedures and minimum hardware to activate those stations.

CONTROL & SUPERVISE:  The new SUPERVISE module provides graphs, reports and statistics, which help operations managers to meet their service-level agreements, pointing them to bottlenecks, and highlighting where problems exist. This module supplements the CONTROL module, which administers the full capture process. It is used by manual data entry collections supervisors, and can be used to forecast, adjust and improve performance of enterprise-wide data collection activities and then present in executive reports. Companies with millions of documents to be processed of all types and sizes may have dozens of simultaneous SLAs – e.g. 10,000 documents by 10 am, or a million from morning to evening – and SUPERVISE enables managers to identify if a problem slowing the process down lies in the data entry personnel, the recognition servers, or just a peak in the number of inbound documents. Being able to identify and fix these issues rapidly enables managers to meet their business objectives.

REPORT: eFLOW® REPORT module comes pre-loaded with a broad-range set of reports. These reports change dynamically as they receive new data, providing a real-time snapshot of capture and workflow activity and giving executives visibility into capture operations.

DELIVER: eFLOW5 delivers content right into the company’s IT systems – integrating easily into SAP, Oracle, or any enterprise ERP, CRM or other system – applying that content to activate business processes and systems that enable the enterprise to get its work done. Because of the high level of accuracy throughout the eFLOW® capture and recognition process, the data transferred to the corporate systems is clean and error-free, eliminating re-processing work.

eFLOW® Core Offering - Enterprise Solutions

The unique and robust eFLOW® platform powers a suite of preconfigured best practice business automation and document and data processing solutions that can be configured to meet the needs of different industry sectors.  The core solutions we focus on today are eFLOW® INVOICE/ERP and eFLOW® Digital Mailroom (DMR).  In addition we have configured a variety of document process automation solutions that suit the needs of various industries such as Government, Banking, Insurance, etc.

eFLOW® INVOICE for Accounts Payable (AP) Automation

Accounts Payable (AP) automation, is a need shared by almost every large and mid-sized enterprise which receives numerous invoices to pay every day as part of their standard business activities. eFLOW® INVOICE automates and streamlines the process of handling invoices in an organization, and interfaces with the customer’s ERP system.

eFLOW® INVOICE lets Accounts Payable and Purchasing Departments streamline their processes – from order to payment. The end-to-end multichannel invoice capture and workflow solution collects invoices of any type, extracts the relevant invoice data and validates it with three-way matching against the database, enabling seamless process automation.  The efficient approval workflow, fully integrated with SAP and other ERPs enables efficient payment, improves Accounts Payable monitoring and cash flow planning.  Maximized straight-through processing and compressed invoice processing cycles, eliminating delays and penalties and achieving discounts, mean significantly reduced invoice processing costs.

eFLOW® INVOICE streamlines the process from capture to payment in simple straightforward steps.  First, eFLOW® INVOICE can capture any invoice that comes into the organization, whether paper, EDI , XML or other digital eINVOICE formats and or PDF via; scanner, email, file transfer or  mobile phone.  The system automatically recognizes the important fields on an invoice – the date, amount, invoice number, vendor and other key fields.  Next it validates the fields and also the invoice as a whole, comparing it to the appropriate purchase order and receipt for goods, extracting relevant information from enterprise IT systems to complete the automatic examination and validation.  Then eFLOW® INVOICE manages the approval workflow by applying the internal business rules of the organization to expedite the otherwise long and tedious approval process. Once approved, the invoice can be posted and paid through integration with the ERP system in the organization, whether SAP, Oracle, Microsoft Dynamics or any other – to complete the process.

Important features include the Exception Station module – an easy-to-use graphic user interface that allows manual intervention when invoices are rejected.  The eFLOW® Archive module facilitates legal compliance with documentation archiving requirements by enabling business users – and auditors - to easily access, retrieve and view all invoice images from any location.  The eFLOW® INVOICE Dashboard gives management visibility into payment schedules, bottlenecks and AP performance metrics. The Dashboard notifications ensure that High Priority tasks such as Early Discounts or SLAs are not missed.  The eFLOW® INVOICE Supplier Portal eliminates repeated inquiries from vendors about invoice status.  Vendors can log into the portal through the web to check status themselves.

In 2013, we launched eFLOW® INVOICE on the eFLOW5 platform. Deployment of eFLOW® INVOICE on the new platform enables important enhancements:

•	Fully embedded invoice approval workflow;
•	Web-based architecture enables users to approve invoices via browser;
•	Full integration with mobile device, meaning users can capture and approve invoices via smart device;
•	New Supervise module enables users (for example, BPOs) to monitor and analyze invoice-related Service Level Agreements (SLAs) to supervise and improve operational performance.

eFLOW® DMR - Intelligent Digital Mailroom

eFLOW® Digital Mailroom manages all content entering an organization, whether handwritten or printed, regardless of its form or origin. All inbound information is collected on one platform and combined into a single electronic data capture workflow. The data is captured, classified and dispatched at high speed out to the relevant points within the organization and offers powerful sorting, routing, prioritization and automatic response capabilities to ensure that all mission-critical input immediately reaches the right destination while in parallel all routine data is handled efficiently. The solution eliminates delays and errors and accelerates document-centric initiation of processes to significantly improve responsiveness to customers.  This process results in improved efficiency and customer service, better relationships with suppliers and business partners, as well as reduced errors and associated costs.

eFLOW® DMR utilizes powerful artificial intelligence algorithms, enabling it to recognize incoming documents in complete context related to other materials, and allowing faster and more accurate recognition and classification.  The solution generates automatic responses to incoming mail which facilitate immediate reaction to critical issues, improve responsiveness to customers and significantly save time and money by eliminating routine manual mail-related tasks.

In 2013, eFLOW® Digital Mailroom was deployed on the new eFLOW5 platform, offering many enhancements and new functionalities.  The eFLOW5 Supervise and Dashboard modules are key in high volume Digital Mailroom implementations, where they help eFLOW® administrators monitor and optimize system performance to ensure that processes are executed in accordance with Service Level Agreements.  The eFLOW5 embedded workflow component gives eFLOW® Digital Mailroom extended Business Process Management capabilities, incorporating content capture into numerous enterprise processes.  One area of critical benefit is automatic response management, where workflows generate automatic context-relevant intelligent responses to customers in response to various incoming correspondence.  Clearly eFLOW® Digital Mailroom takes advantage of the integrated mobile image processing functionalities in eFLOW5 to enable input of documents of all types via mobile devices; similarly, eFLOW® Digital Mailroom employs another new technology developed in 2013, eFLOW® CrowdBridge, to enable the use of low-cost, efficient crowdsourcing workers to validate content.   Web Front Office is another new feature added in 2013; users can split, merge, delete, sort, classify and capture documents using only a web client.

Mobile Image Processing

TIS has leveraged its core offering to develop the next generation of mobile capture and image processing applications, including MobiCHECK, MobiPAY and MobiFLOW.  As the market continues to discover more and varied use cases that can benefit from mobile imaging, demand for new solutions increases and TIS is well-positioned to meet this demand.  To do so, the company is investing significant resources to expand its mobile solution portfolio.  In parallel, the company is marketing its mobile imaging platform as a stand-alone SDK to speed go-to-market, enabling enterprises and other developers to leverage TIS’ technologies to develop and configure additional apps on the TIS mobile platform.

The mobile applications harness the company’s long-lived recognition & deep imaging expertise to enable sophisticated next-generation capture and imaging applications that run on myriad mobile devices for a variety of new use cases that are becoming increasingly important for enterprises today.  Our patent-pending APMI (Automatic Perfect Mobile Image) technology and embedded quality verification functionalities ensure that our applications provide the best user experience available.

Our “APMI” technology delivers easy-to-use “auto-capture” functionality. APMI guides the user to hover with the smartphone above a document; in the split second that the APMI technology identifies that conditions are sufficient to take the picture (based on lighting, angle, distance, stability and other parameters) it automatically takes the picture. The APMI-based application also helps the user by hinting how the handset should be held (e.g. - closer, turn right, tilt down) in order to improve image quality. Consequently the user avoids time-consuming repetitive image creation, examination, enhancement and rejection. A high-quality image of the document is captured the first time out.

MobiCHECK enables check deposit via mobile device. The application lets banks offer a simple, easy to use, quick and secure mobile check deposit solution employing innovative capture and recognition algorithms and integrating with bank core systems.   Upon automatic capture of a check image, the system interfaces with the bank’s server to authenticate user credentials, processes the image and extracts all required data, and then interfaces again with the bank core system via CHECK21 protocol to accept the check.  MobiCHECK can be provided as either a standalone application or as a set of libraries that can be integrated into a bank’s broader mobile services platform.

MobiPAY enables users to add payees and pay bills simply by capturing the image of the bill and of the payment method – check, credit card, etc.  MobiPAY then applies intelligent recognition algorithms to automatically identify and extract relevant data.  This includes the type of bill, the amount payable and the payee (e.g. the municipality, the phone, gas or electric company).  MobiPAY then seamlessly performs the selected transaction against the user’s bank account - be it adding the payee or actually paying the bill. By using MobiPAY, users can also enable new payment methods for their accounts. For example, by capturing an image of a check or of a credit card, they can instruct the bank to use that payment method information in the future. By using the stored information, future mobile payment transactions can be carried out even faster.

MobiFLOW is a multi-purpose mobile capture and processing platform that enables capture of any document of any size – A4 or multiple page documents - “in the field” using a mobile device.  The software recognizes, indexes and classifies the document locally and can then transfer it to an eFLOW®®-based MobiFLOW server for additional classification and recognition as well as for manual validation. MobiFLOW uses a combination of “AutoCapture” and “document video capture” methodologies in order to allow the user to easily capture the document.  The unique characteristic of the MobiFLOW solution is the fact that much of its capabilities are found on the mobile device, preventing the user from having to wait until the document is transferred to the server in order to be sure that the document image is sufficiently high quality for recognition and understanding.   MobiFLOW serves the enterprise demand to transport business processes dependent upon complex documentation to the mobile workforce via mobile device.

An important advantage of all these applications is that they can be fully integrated with the eFLOW® platform and various eFLOW® industry solutions.  For example, using eFLOW® for Banks with MobiCHECK together, banks can offer their customers the fastest, smoothest, most accurate and reliable check processing experience possible. By accelerating both the external and internal steps in the check processing workflow, the bank can speed fund transfers and account reconciliation to ensure its account holders optimal customer service.

Since 2012, TIS has successfully introduced its mobile suite to the high-paced and exponentially expanding mobile capture market in the US, where we have received recognition and acceptance through signing highly-reputed partners such as Jack Henry & Associates and recently a multi-million dollar agreement with Fiserv, which was reported by Gartner Research to have game-changing significance for the digital banking industry. (Source: “Fiserv-TIS Alliance Signals Rapid Shift in Mobile Imaging Platforms” Stessa Cohen, Gartner Research, October 15, 2013) In 2013 we continued to develop a range of different mobile image processing applications to support new use cases with great market potential, such as pharmaceutical prescription processing, Identity Card verification for enrollment and registration programs,  MobiMETER for automatic utilities meter readings and MobiCLAIM for secure mobile claim submission, the POC for which is the final stages of acceptance by one of the world’s leading consulting firms.

eFLOW® Industry Solutions

We provide innovative solutions to a range of vertical markets in both the private and public sectors.  With eFLOW®clients gain a remarkable improvement in business process efficiency while reducing their operating costs.  We have packaged eFLOW®in pre-configured solutions for the following sectors:

•	Banking & Financial Institutions;
•	Government Departments & Statistical Offices;
•	Insurance;
•	Health Care;
•	Energy & Utilities;
•	Transport & Logistics;
•	Postal Services;
•	Retail & Manufacturing; and
•	Business Process Outsourcing (BPO) and Shared Services

Our eFLOW® applications and solutions provide proven value to all the industry markets above; we have been very active automating document-centric processes across various industry segments, including not only in the financial services sector (banking, insurance) but also in postal, transportation and logistics and retail and manufacturing.  In parallel we expend great efforts to build and support our partnerships with many large BPOs that base their document processing services on eFLOW® technology.

eFLOW® e-Government & Forms Processing

Our continue to be a global leader in processing population censuses and related projects in which governments need to collect and process high volumes of form-based data in very short timeframes. Related projects include election processing projects, social security, tax and other government form processing projects, as well as postal service projects in which various types of postal items are quickly scanned and processed for accurate and rapid tracking and delivery.  In 2013, in a United Nations Population Fund (known as UNFPA) bid for census solutions, our representative was awarded a Long Term Agreement or LTA certifying TIS as a UNFPA supplier for a comprehensive census management package including scanner hardware, recognition software, census questionnaires and related census project services.  The LTA agreement is posted in the official UN procurement portal UNGM (United Nations Global Marketplace).  Any country that will execute a census within the next three years can obtain the eFLOW®Census Management Package via the UNFPA.

eFLOW® for Banks

The eFLOW® for Banks solution automates numerous daily typical document-centric processes, including account opening, lockbox, loan origination and many more.  The eFLOW® for Banks solution enables banks to more easily implement various procedures and workflows, such as account initiation and administration involving the application of regulatory rules such as KYC (Know Your Customer) and Four-Eyes. Check clearing, lockbox, fraud detection and signature verification, credit card verification and many other document- based processes can be digitized and automated to significantly improve efficiency and customer satisfaction.

New Technologies Driving Future Growth

From its inception, TIS has earned its reputation for being a visionary technology leader by bringing strong value to the market that enterprises choose over competitors; our high percentage of customer retention is another proof point of the lasting value of our core offering.   In parallel with the steady and stable business we have built for our traditional solutions, TIS has also worked to grow revenues faster by developing new growth engines as offerings for new markets that demonstrate high growth potential.  Top Image recognized very early on the great value of the mobile device for document capture and was early to market with its mobile imaging offering.  Since then the program has developed into strong portfolio of mobile image processing applications that is attracting great interest from the now maturing mobile capture market, for which analysts predict that the growth potential is enormous.

Along with integrated mobile capture, following the recent launch of eFLOW5, in 2013, TIS developed new technology for crowdsourcing and launched eFLOW® CrowdBridge, an innovative cloud-based collaboration between TIS and Amazon that outsources cost-intensive elements of capture operations via crowdsourcing.  Developed on Amazon Mechanical Turk, the solution allows enterprises to accurately, efficiently, economically and securely validate manual content on crowdsourcing platforms to substantially reduce IT and labor resource costs. eFLOW® CrowdBridge is available to 500,000 registered Amazon Mechanical Turk workers from over 190 countries worldwide. This forward-thinking application of cloud-based technologies for document capture is certain to have far broader applications beyond validation in the crowd that will meet other diverse and valuable business needs.

Pushing the envelope even further, in 2013 TIS filed a patent to the U.S. Patents Office for another innovative new capture product - GlassCapture™ running on a wearable computer such as Google Glass;  GlassCapture™ recognizes and processes documents on the fly, aiding users to make decisions based on the captured documents and related information retrieved during document processing.  TIS expects GlassCapture™ to bring about a paradigm change in how people interact with documents, further empowering the remote workforce. TIS illustrates that the successful combination of experience and expertise in the document capture space combined with thorough research of the emerging mobile device technologies is an effective synergy that facilitates cutting-edge new products with real business value that are sure to become solid drivers for Top Image System’s future growth.

Principal Markets

As of December 31, 2013, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and Eastern Europe, South Africa and Australia.  We have several local sales and technical representatives in France, Spain, Italy and the Netherlands.  These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region (U.S. dollars in thousands)

	2011		2012		2013
	$	%	$	%	$	%
Europe	10,370	74%	9,146	60%	4,934	39%
Far East	1,060	7%	1,534	10%	2,362	19%
North and South America	1,635	12%	2,442	16%	4,407	35%
Africa & Middle East	864	6%	2,052	13%	711	6%
Israel	120	1%	129	1%	114	1%

Total	14,049	100%	15,303	100%	12,528	100%

Service Revenues by Region (U.S. dollars in thousands)
	2011		2012		2013
	$	%	$	%	$	%
Europe	10,111	69%	10,790	67%	11,632	70%
Far East	3,109	21%	3,482	22%	3,220	20%
North and South America	1,247	9%	1,595	10%	1,131	7%
Africa & Middle East	103	1%	112	1%	531	3%
Israel	54	0%	48	0%	15	0%

Total	14,624	100%	16,027	100%	16,529	100%

2. Description of Markets and Trends

Our technologies and software solutions are generally categorized under the ECM (Enterprise Content Management) segment of Enterprise IT, and within this segment we offer Multichannel Capture, Workflow and Delivery solutions. Enterprises increasingly demand integration between their multichannel capture solutions to their business workflows, an area generally referred to as Business Process Management (BPM) and more specifically referred to in this context as “Smart Process Applications”, a term coined by Forrester Research.  Smart Process Applications are simpler to implement than their BPM predecessors and are designed to streamline activities involving people, data and processes, combining content and context. TIS continues to expand activities in this area.  In addition, our mobile imaging platform and expanding portfolio of mobile imaging applications are not only a part of our multichannel capture solution but are also marketed independently in the new and rapidly expanding, high-growth potential mobile imaging market, which targets primarily but not exclusively the mobile banking market.

Image and Capture segment

We believe in the robustness and that future growth prospects of our core business are promising.  The worldwide capture software market is expected to be worth $4.2 billion by 2016, showing a CAGR of 11%. (source: Worldwide Market for Document Capture Software Featuring 2011-2016 Market Analysis, Harvey Spencer & Assoc., July 2012) Within this market, TIS is a player in various sectors, including in the largest and still growing segment of Batch Transaction Capture, much of the growth in which comes from Invoice Processing and AP Automation sales. TIS also participates in the Ad-Hoc Capture, Transactional Capture and Batch Image capture segments, expected to grow at CAGRs of 15.2%, 13.3% and 11.8% respectively by 2016. Looking at the geographical breakdown of this market, growth is highest in North America, followed by EMEA and then Rest of World (same source).  We are therefore investing considerable resources to expand our activities in North America.

In 2012, Forrester Research surveyed the vendors in the multichannel capture market and ranked TIS as one of the five leaders of this segment.  Describing this market looking forward, Forrester predicted that in the next five years, capture will incorporate advanced analytics, mobile solutions, BPM and case management, and stronger integration with enterprise production platforms. Office staff and point-of-service workers who capture information to complete a transaction invoke so-called on-demand capture, i.e., the ability to capture information at the point of origin utilizing standalone scanners, multifunction devices, and mobility. Forrester believes that this will be the growth market for the multichannel capture. (Source: The Forrester Wave: Multichannel Capture, Q3 2012)

As mentioned, the integration between capture and workflow activities demanded by enterprises has brought TIS to play also in the area of business process automation (BPA), in a segment that Forrester Research refers to  as Smart Process Applications (SPA); they forecast that smart process apps and BPM suites for building custom smart process apps together will grow to $34B by 2015, with a CAGR of 18%. (Source: Smart Process Applications Fill a Big Business Gap, Forrester Research, August 2012).

In a later report analyzing Multichannel Capture, Business Process Management, and Smart Process Applications from 2013 through 2016, Forrester indicates that the combined market opportunity of multichannel capture, BPM and SPA will grow from $7.1 billion in 2012 to $14 billion in 2016, effectively doubling in four years. (Source: Market Analysis of Multichannel Capture, Business Process Management, and Smart Process Applications, 2013 through 2016, Forrester Research, January 2013) In this report, Forrester forecasts that new growth in multichannel capture will come mainly from mobile in developed markets, while production and on-demand drive growth in emerging markets. BPM enjoys a CAGR of over 18%, significantly higher than the 11% CAGR for the global software market as a whole.  The SPA market seems strongest in the financial services, government, insurance, and healthcare verticals; the financial services market has the largest market size, and tends to be an early adopter of capture and smart technology.

Focus on High Growth Markets: The New World of Mobile Image Processing

The idea of capturing structured and unstructured data using a mobile device is a natural outgrowth from our core activity in the multichannel capture market.  As mentioned, enterprise capture is evolving, moving from batch image capture in large centralized processing centers to on-demand ad-hoc transactional capture at multiple points of origin.  Today consumers are not only willing, but in fact demanding the freedom to execute self-service capture in exchange for the convenience of being able to carry out the capture process anytime, anywhere – for example, using their own mobile devices.  These changing trends are changing enterprise operations.

To illustrate, in the financial institutions segment, banks are moving away from the traditional time and cost-intensive solution of outsourced remote deposit capture vendors processing batches of paper checks and adopting instead new mobile check deposit solutions that offload the costly process of capture onto the consumers themselves. TIS is perfectly positioned to provide our solutions to these financial institutions, as well as to enterprises across other verticals with other similar use cases.  Unlike our B2B core enterprise market, by actively involving consumers as participants in the business processes, the business model for the new mobile imaging market is B2C, exponentially expanding the number of users – and number of licenses – involved in any given sale.

In 2012, leading capture expert Harvey Spencer forecast that the Mobile Capture market would expand into a $1.6B market by 2016. (Source: Worldwide Market for Document Capture Software Featuring 2011-2016 Market Analysis, Harvey Spencer & Associates, July 2012)  Across the board, industry analysts have recognized that the exponential growth in sales of smart connected devices, far beyond the sales of PCs and other devices, portended that the demand for applications to leverage those devices would soar.  IDC forecast that unit shipments of smart connected devices would have a CAGR of 15.4% for the five-year forecast period 2010-2016. (“Worldwide Smart Connected Devices Market Forecast, IDC, Q4 2012)  Forrester Research described a mobile power shift accelerating as devices, access and apps skyrocketed globally; they predicted that by 2016 US consumers would own 126 million tablets and 257 million smartphones, driving a mobile app market that would reach $557B by 2015. (Source: Forrester Research Consumer PC and Tablet Forecast, 2011 to 2016 (US) within “Mobile is the New Face of Engagement”, Forrester Research, Q1 2012)  Leading industry analyst firm Gartner Research wrote “We expect global mobile transaction volume and value to average 42% annual growth between 2011 and 2016, and we are forecasting a market worth $617 billion with 448 million users by 2016." (Source: Forecast: Mobile Payment, Worldwide, 2009-2016, Gartner, Q2 2012)

Enterprises began to push hard to harness the power of this new platform. Business leaders began to prioritize mobile investments.  Forrester predicted that business spending on mobile projects would grow 100% by 2015.  They forecast that tablet and smartphone apps, even at an average price of $2.43, would grow explosively to $56 billion in 2015 as first-time device owners tapped into the wealth of innovative apps. (Source:  Mobile is the New Face of Engagement, Forrester Research, Q1 2012).  They indicated that enterprises sought to take advantage of mobile devices for systems of engagement to connect easily and rapidly with customers, partners, employees and even with smart appliances.  The remote workforce can leverage mobile devices to connect to enterprise applications.  Multichannel capture solutions such as TIS’ eFLOW® can leverage mobile devices to capture documents anytime, anywhere.

The value of leveraging mobile devices to optimize processes has been especially appealing to financial institutions, where customers suffered from low visibility and delays in document –driven processes.  One study in 2011 showed the number of mobile banking app users to increase by 20% quarter to quarter.  Of 234 million smartphone users in the US, 36.7m, or 16%, had accessed personal financial information via a mobile device in the past month.  (Source: comSCORE State of Online and Mobile Banking, February 2012)  Analysts urgently recommended that their banking customers make mobile banking available to their customers.  In “The Mobile Banking Imperative” published in Q4 2012, Forrester Research analysts indicated that in the US and Canada, more than one in five online adults are now active mobile banking users. They expect to see more than 100 million active mobile bankers in the US alone by 2017. (Source: The Mobile Banking Imperative, Forrester Research, Q4 2012) Going to our earlier example of check deposit operations, there are predictions that from no checks in 2010, mobile check deposit will grow to a volume of 2.2B checks by 2016. (Source: Mobile Financial Services Tracking Study, Alix Partners, May 2011)

TIS has developed numerous apps to supply this growing demand. Another example is mobile bill payment; adoption of mobile bill payment among online consumers grew 33% from 2011 to 2012.    (Source: Billing Household Survey, Fiserv 2013)   Another report predicts that mobile bill pay customers will increase from 14 to 57 million. (Source: Aite: Mobile Banking Forecast: Smartphone and Tablet Use in the US -  December 2012)

While the mobile banking segment is among the strongest mobile technology early adopters, mobile apps are gaining traction across all verticals, from insurance to healthcare, from utility companies to telecom.  With huge opportunity in both traditional B2B markets where mobile apps serve the mobile workforce and in B2C segments where enterprises promote usage of mobile apps by their consumer customers, the mobile image processing market is expected to grow exponentially.

With so many and varied opportunities developing across the market concurrently, in parallel to its existing application portfolio, TIS is now making its mobile imaging platform available to third-party developers so that TIS can concentrate its resources on its proprietary mobile technology.   In contrast to the “first generation” of mobile capture applications whose deployment proved to be challenging, especially in the area of image quality, TIS’’ mobile apps have overcome the image quality challenge and provide “recognition-proof” images for documents and checks captured by mobile devices.

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

5. Marketing Channels

We continue to sell our solutions both through our own direct sales force as well as via partners, resellers and integrators worldwide.  In terms of direct sales channels, in 2013 we continued to build up our new US office and boosted our direct sales efforts in the Americas by hiring a US-based Senior Director of Global Marketing along with additional sales people to sell both our mobile platform and portfolio as well as our core enterprise solutions.

TIS has expanded its credibility, brand recognition and presence worldwide through its channel sales program and investment in technology partnerships.  TIS cooperates with over 70 partners, including Xerox, PFU (Fujitsu) Imaging Solutions, DICOM International and Kodak. We work with numerous eFLOW® resellers worldwide as well as with leading BPOs.   We maintain technology partnerships with the world’s leading software vendors as well as with recognition engine providers and with BPM and workflow providers.   We also hired a new Director of Corporate Alliances to reinforce our focus on enhancing existing as well as developing new partnerships.

Partnerships are key in the new arena of mobile imaging, where our strategy is to accelerate our presence primarily through developing partnerships for sales.  Following important agreements forged with well-known suppliers to the US financial industry such as TransCentra and Jack Henry & Associates, TIS significantly strengthened its position by signing a substantial agreement with Fiserv, one of the leading global solution providers to banks and other financial institutions.  TIS is open to establishing a broad network of mobile imaging partners to maximize its market access to this large, dynamic and growing sector.

7. Competition

Competition in the multichannel capture, workflow and delivery market is intensifying.  The market is fragmented and is characterized by numerous local applications, varying requirements, a multitude of specific vertical solutions and various combined software offerings to customers. Competitors usually focus on one or more key business processes and their solutions address differing needs which vary according to company size, industry, geography and platform. Within the ECM lifecycle, TIS is focused primarily on the Imaging and Capture phase along with integrated, embedded BPM workflow capabilities. The big three ECM players (IBM, Opentext, and Oracle) primarily focus on the stages that follow Capture, meaning BPM, content storage (archiving) and records management.

In contrast to smaller players, the eFLOW®platform was built from ground up and covers the entire spectrum of Capture / Imaging, as opposed to those that focus only on specific areas (such as Accounts Payable). The data capture/imaging market is highly fragmented with more than 50 players. We compete with EMC, Kofax, Readsoft, Perceptive Software, IBM (who acquired Datacap), Oracle, Banctec, Hyland (who acquired AnyDoc), eCopy, Global360, Ikon, Itesoft, Parascript, Scansoft, Scan Optics, as well as a variety of manual data entry systems.

Globally, in our core enterprise offering domain, our three main competitors are Kofax, Readsoft and EMC. Kofax became the market leader via acquisitions and strong distribution channels. Readsoft is our second competitor mainly in the AP - Invoice solution and especially in the EU market. EMC which acquired Captiva is strong in the global enterprise marketplace and is also a significant competitor.  In the United States and Europe, we often compete against multiple competitors supplying similar solutions. In the Asia Pacific region we compete mainly against local technology providers and the large global competitors. TIS competes in global and regional tenders as well as in the open market.

In the area of mobile capture and payments, we compete primarily with Mitek Systems, Inc., who was first to market and is mostly active in the US. Mitek has commenced a legal suit against us claiming infringement of patents they own in the area of mobile check deposit.  Kofax also has brought to market a mobile capture solution. As the market is so large and growing and changing so rapidly, yet so new, we welcome competitive activity which serves primarily to educate the market and increase prospects’ confidence.

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

Intellectual Property Rights

Our success depends upon our proprietary software technology. We rely on trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. In addition, we are engaged in efforts to  protecting our intellectual property through the filing of patent applications. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. None of our patent applications have yet been productive of a patent and we cannot assure you that we will file for or obtain any patents. In addition, we cannot assure you that:

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

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement on five United States patents in the United States District Court for the District of Delaware.  Mitek filed a First Amended Complaint on January 11, 2013.  An answer to the First Amended Complaint was filed on January 28, 2013 adding one additional patent.  A scheduling order was entered on February 21, 2013 discovery is underway and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in our MobiCHECK software. Mitek is seeking a declaration of infringement, an injunction, damages, and enhanced damages, costs, expenses including reasonable attorneys' fees, pre-judgment and post-judgment interest and any other relief, in law and in equity, to which the Court finds Mitek is justly entitled.

While we believe that Mitek’s claim is without merit, we cannot assure you that the suit will be dismissed or that we will prevail. If Mitek is successful, or if we agree to settle the lawsuit, we might be unable to pursue, or severely limited in, our marketing and sale of MobiCHECK and possibly other products might be restricted or be subject to significant obligations to pay royalties. Further, even if we prevail in the lawsuit, intellectual property litigation is expensive and tends to divert management attention from our business. Accordingly, if any of the foregoing risks are realized, the lawsuit could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

We have various maintenance and support agreements with many of our customers. These agreements typically provide us with regular payments of fees ranging 15-25% per annum of the applicable license fees. Our technical team also provides support to value-added resellers, distributors and systems integrators to assist in the integration of our products.

Governmental Regulation

The government of Israel encourages research and development projects through the OCS pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In 2013, as several times before, we have received grants from the government of Israel through the Office of the Chief scientist of the Ministry if Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984 for the financing of a portion of our research and development expenditures in Israel. Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies, up to a maximum of 100% of the amount of participation received, linked to the dollar plus interest at the LIBOR rate  for 12 month loans on the first day of trading in the year during which the grant was approved. The total grants received in 2013 were about $214,000

The terms of the OCS grants limit our ability to transfer technologies outside of Israel without the prior approval of the OCS, if such technologies were developed using OCS grants or arose out of such technologies.  The OCS has the right but not the obligation, to allow transfer of technology outside of Israel. Also, even if we receive approval for the transfer of technology outside of Israel, such approval is likely to involve a significant payment to the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

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

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located in Cologne, Germany, New York, USA, Tokyo, Japan, and Singapore. We also have regional offices in Hong Kong.

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	14,000	670	2014
Cologne, Germany	24,000	740	2016
Tokyo, Japan	6,000	120	2015
Hong Kong	2,000	100	2015
New-York, USA	2,000	12	2014
Singapore	10,000	200	2015

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

In 2013, we had net loss of $187,000 compared to net income of $3,843,000 in 2012.

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region (U.S. dollars in thousands)
	2011		2012		2013
	$	%	$	%	$	%
Europe	20,481	71%	19,936	64%	16,566	57%
Far East	4,169	15%	5,016	16%	5,582	19%
North and South America	2,882	10%	4,037	13%	5,538	19%
Africa & Middle East	1,141	4%	2,341	7%	1,371	5%
Total	28,673	100%	31,330	100%	29,057	100%

Acquisitions and Dispositions

We didn’t engage in any acquisitions and dispositions during the three years ended December 31, 2013.

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

Convertible debentures

We adopted ASC 825, "Financial Instruments" as of the beginning of 2008 and irrevocably elected to apply the fair value option to our convertible debentures. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of use of fair value measurement consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The fair value of the debentures is determined according to its quoted market price in TASE.

As of December 31, 2013, we had no outstanding convertible debentures.

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

We account for uncertain tax positions in accordance with the provisions of ASC No. 740 "Income Taxes". This accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, we report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Recently Enacted Accounting Pronouncements

        During the year ended December 31, 2013, we adopted ASU. 2013-02, Topic 350, "Comprehensive Income", which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. The adoption of ASU 2013-02, Topic 350  did not have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated (dollar amounts in thousands):

	Year ended December 31,
	2011	2012	2013
	%	%	%

Product revenues	49.0	48.8	43.1
Service revenues	51.0	51.2	56.9
Revenues	100.0	100.0	100.0

Cost of product revenues	5.8	3.9	9.4
Cost of service revenues	33.2	34.4	31.2
Cost of revenues	39.0	38.3	40.6

Gross profit	61.0	61.7	59.4
Research and development costs, net	6.9	8.3	11.6
Selling and marketing expenses	27.0	27.9	32.7
General and administrative expenses	15.3	16.2	16.0

Total operating expenses	49.2	52.4	60.3

Operating income (loss)	11.8	9.3	(0.9)
Financial expenses, net	(3.2)	(0.6)	(1.0)

Income (loss) from continuing operations before taxes on income	8.6	8.7	(1.9)
Taxes on income	(0.4)	(3.6)	(0.0)
Other (expenses) income, net	(0.0)	(0.0)	1.3

Net income (loss)	8.2	12.2	(0.6)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues.  Total revenues for the year ended December 31, 2013 amounted to $29,057,000 compared to $31,330,000 for the year ended December 31, 2012, a decrease of 7.3%. The decrease in revenues was driven by a decrease in product revenues of $2,775,000, or 18.1%, from $15,303,000 in 2012 to $12,528,000 in 2013. Service revenues increased by $502,000, or 3.1%, from $16,027,000 in the year ended December 31, 2012 to $16,529,000 in the year ended December 31, 2013. The increase in service revenues was due to the increase in our maintenance stream as well as higher levels of professional services provided by our larger services team.

Cost of Revenues.  Cost of Revenues decreased by 1.5%, from $11,989,000 in 2012 to $11,816,000 in 2013.

Cost of revenues from products increased by 125 % from $1,218,000 in 2012 to $2,740,000 in 2013. The increase is a result of our increased use of third party licenses and subcontractors in connection with customizing our solutions for specific customers.

Cost of revenues from services decreased by 15.7%, from $10,771,000 in 2012 to $9,076,000 in 2013 as a result of decrease in our headcount as well as reduce in usage of service providers.

Gross margin decreased by 2.4% from 61.7% gross margin in 2012 to 59.4% gross margin in 2013.

Research and Development, net.  Research and Development expenses increased by 29.4%, from $2,609,000 in 2012 to $3,377,000 in 2013. Most of the cost of our Research and Development is incurred in Israel, where our Research and Development team is located. The increase is the result of higher investment in developing new products, and recruiting additional personnel in 2013, with our R&D and quality assurance head count increasing from 24 at the end of 2012 to 28 at the end of 2013.

Selling and Marketing. Selling and Marketing expenses amounted to $9,498,000 in the year ended December 31, 2013 and $8,733,000 in the year ended December 31, 2012. This 8.8% increase is the result of recruiting additional sales and marketing personnel in 2013 with our sales team headcount increasing from an average of 40 employees at 2012 to 44 in average at 2013 as well as investing in tradeshows and additional marketing activities.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2013 amounted $4,637,000, compared to $5,087,000 for the year ended December 31, 2012. This decrease of 8.8% is mainly result of non-cash compensation expenses vested to equity issues to consultant for professional service in 2012.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2013 increased to $286,000, from $191,000 for the year ended December 31, 2012.

Tax income. In 2013, we recorded a net tax expenses in the amount of $1,000. We incurred current tax expenses in the amount of $206,000 and recorded tax income from deferred tax assets for $205,000, related to our net operating losses as of December 31, 2013 in TIS Ltd, as we believe we’ll utilize these losses in the upcoming years.

Net (loss) income.  As a result of the increased cost and lower revenues as described above, we incurred a net loss of $187,000 in 2013, compared to net income in the amount of $3,843,000 in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues.  Total revenues for the year ended December 31, 2012 amounted to $31,330,000 compared to $28,673,000 for the year ended December 31, 2011, representing an increase of 9.3%. The increase in revenues was driven by our focus on our Digital Mailroom and ERP solutions over the last few years as well as several census projects that occur once every few years.

Product revenues increased by $1,254,000, or 8.9%, from $14,049,000 in 2011 to $15,303,000 in 2012. Service revenues increased by $1,403,000, or 9.6%, from $14,624,000 in the year ended December 31, 2011 to $16,027,000 in the year ended December 31, 2012. The increase in service revenues was due to the increase in our maintenance stream as well as higher levels of professional services provided by our larger services team.

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

Research and Development, net.  Research and Development expenses increased by 32%, from $1,976,000 in 2011 to $2,609,000 in 2012. Most of our Research and Development costs are incurred in Israel, where our Research and Development team is located. The increase is the result of higher investment in developing new products, and recruitment of additional personnel in 2012, with our R&D and quality assurance team head count increasing from an average of 19 employees in 2011 to an average of 24 in 2012.

Selling and Marketing. Selling and Marketing expenses amounted to $8,733,000 in the year ended December 31, 2012 and $7,748,000 in the year ended December 31, 2011. This 12.7% increase is the result of recruiting additional sales and marketing personnel in 2012 with our personnel increasing from 34 at the end of 2011 to 46 at the end of 2012.

 General and Administrative Expenses.  General and Administrative expenses in the year ended December 31, 2012 amounted $5,087,000, compared to $4,383,000 for the year ended December 31, 2011. This increase of 16.1% is mainly result of non-cash compensation expenses arising from the vesting of equity issued to consultants for professional services in 2012.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2012 decreased to $191,000, from $911,000 for the year ended December 31, 2011. $745,000 of our financial expenses in 2011 were connected to the debenture that was recorded at fair value in accordance with ASC 825. The debenture was completely repaid in October 2011.

Tax (expenses) income. In 2012 we recorded tax income in the amount of $1,123,000, related to our net operating losses as of December 31, 2012 in TIS Ltd, as we believe we’ll utilize these losses in the upcoming years.

Net (loss) income.  As a result of the foregoing, we earned a net income of $3,843,000 at 2012 compared to net income in the amount of $2,350,000 in 2011.

Impact of Currency Fluctuation and Inflation.

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received.  Our most significant currency exposures are to the Euro, New Israeli Shekel (NIS), British Pound and Singapore dollars. In periods when the U.S. dollar fluctuates against these other currencies, our reported results of operations may be adversely affected.

 The annual rate of inflation in Israel was 1.6% and 1.8% in 2012 and 2013, respectively. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by devaluation of the NIS through actions taken by Israel’s central bank or due to other factors in relation to the U.S. dollar. For example, during the years 2012 and 2013, the appreciation of the NIS against the dollar, amounted to 2% and 7% respectively.

From time to time we purchase forward exchange contracts to reduce currency transaction risk. However, these purchases will not eliminate translation risk or all currency risk.

Political and Economic Conditions in Israel Affecting our Business.

Because our principal offices and research and development facilities are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility especially since Hamas, an Islamic movement responsible for many attacks against Israelis, has governed Gaza.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, with whom Israel currently has a free trade agreement. In addition, since the “Arab spring” various neighboring Arab countries have been unstable including Egypt and prolonged civil war in Syria. Tension with Iran, relating to its nuclear capabilities and regional influence remains high.  Continuing or escalating hostilities in the region or curtailment of trade between Israel and its present trading partners as a result of or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

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

Economic Conditions.

The Israeli government’s monetary policy contributed to relative price stability in recent years. Economic growth has continued in recent years, though at varying rates.  We cannot assure you that the Israeli government will be successful in its attempts to keep prices stable or that economic growth will continue.  Price volatility or a decrease in growth rates may have a material adverse effect on our business.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is also a member in the Organization of Economically Developed Countries. Israel and the European Economic Community, now known as the European Union, signed a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA (European Free Trade Association), which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations.  In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, Turkey and other nations in Eastern Europe and Asia.  In 2010, events and developments related to the Israeli-Palestinian conflict have also led to a deterioration in Israel’s relations with Turkey, although such deterioration did not result in any suspension or termination of such agreement. We cannot assure you that our ability to conduct trade in the international market will be unhindered by political developments in our region.

Liquidity and Capital Resources

As of December 31, 2013, we had $3,203,000 in cash, cash equivalents, compared to $2,223,000 as of December 31, 2012.

Our capital resources are derived from our operating activities. In 2013, we generated $414,000 in cash from operating activity compared to $409,000 used by operating activities in 2012. The increase in cash provided by operating activities in 2013 compared to 2012 was mainly attributed to a decrease in trade receivables and an increase in deferred revenues.

We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our on-going operations for the year ending December 31, 2014.

Net cash used by investing activities for the year ended December 31, 2013 was $168,000 compared to $184,000 in 2012. In 2013, net cash used in investing activities consisted primarily of increasing restricted deposits as well as purchase of property and equipment.

For the years ended December 31, 2013 and 2012, our aggregate capital expenditures were $76,000 and $119,000, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash provided by financing activities was $725,000 in 2013 compared to $744,000 in 2012. The cash provided by financing activities is attributable to proceeds from exercise of Warrants and stock options.

Public Sale of Securities

In February 2014, we closed on an underwritten public offering of 3,162,500 of our ordinary shares at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses. The net proceeds from the offering will be used for general corporate purposes, including potential acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

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

Line of Credit

We currently have a short-term line of credit with Leumi Bank.  During 2013, from time to time we used the line of credit and recorded interest expenses in the amount of $29,000. The short-term line of credit bears interest rate of Libor + 4%. The actual Libor interest rate at December 31, 2013 was 0.08%. Any indebtedness under this credit line is secured by a floating charge on our assets.  As of March 11, 2014, there were no amounts outstanding under the credit line.

The terms of the credit line provide, as a condition precedent to borrowing that our annual consolidated earnings before interest, taxes depreciation and amortization commencing from the year ended December 31, 2012 and thereafter be no less than $1,500,000. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year. As of December 31, 2013, we did not meet this condition. Accordingly, while the foregoing did not result in any default and as of December 31, 2013 there were no amounts outstanding under the credit line, unless we receive a waiver from Leumi Bank, we would not be able to borrow under the credit line.

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

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  In 2013, as part of our position strengthening, we invested substantially in research and development with expenses level of $3,377,000 in 2013, compared to $2,609,000 in 2012, and to $1,976,000 in 2011. As of December 31, 2013, 28 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2013:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligation	1,835	936	899	-	-
Accrued severance pay	1,956				1,956

*Our contractual obligations and commitments at December 31, 2013 principally include obligations associated with our operating lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 10 to the consolidated financial statements for the year ended December 31, 2013 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 11, 2014.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Izhak Nakar	63	Active Chairman of the Board
Michael Schrader	38	Chief Operating Officer
Gili Shalita	38	Chief Financial Officer
Ido Schechter	53	Director
Asael (Asi) Karfiol	48	External Director
Osnat Segev-Harel	51	External Director
Lyron Bentovim	44	Director

Izhak Nakar founded the Company in 1991, and served as our Chairman of the Board and CEO from inception until 2001.  In 2001 – 2009, Mr. Nakar served as a Director.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board and is currently our principal executive officer.

In the beginning of 2009, Mr. Nakar purchased most of the equity in the Company held by Charterhouse Group International, substantially increasing his ownership in the Company which was 13.4% at December 31, 2013 (based on actually outstanding shares).

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

Michael Schrader has served as our COO since November 2013. Prior to that, from 2004 he served as manager of our German operation. Mr. Schrader has been with us since 1999, initially serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe.  Prior to joining us, Mr. Schrader was a software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a B.Sc. of Business Engineering and Administration and is an Associate Engineer of Siemens Technical College.

Gili Shalita has been our CFO since August 2008.  From August 2007 until she became CFO, Ms. Shalita served as our Director of Finance.  Prior to joining us, from March 2005, Ms. Shalita served as the Controller of PMC-Sierra Israeli branch (Formerly: Passave). From July 2003 until March 2005, Ms. Shalita served as risk and control manager of Intel Israel. Between the years 2000 and 2003, Ms. Shalita worked at Ernst & Young Israel as a CPA in the high-tech practice group. Ms. Shalita is certified licensed public accountant (Isr.). She holds a B.A. in Economics and Accounting from the Tel Aviv University and an MBA in Finance from Bar Ilan University.

Ido Schechter served as our CEO from January 2002 through December 2013, and has been a director since December 2004.  From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP2, our initiative to offer data collection services via the Internet, using the eFLOW® platform solution.  Prior to that Dr. Schechter had been TIS’s Vice President of Sales from August 1996.  From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau.  From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd.  From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force.  Dr. Schechter received his Ph.D.  and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc.  from the Hebrew University in Israel.

Asi Karfiol was elected to serve as an external director for a third three  year term in October 2013. Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a Partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

Osnat Segev-Harel was elected to serve as an external director in December 2011.  Ms. Segev-Harel has extensive experience of over 15 years in business development for high-tech companies. Ms. Segev-Harel is currently serves as a go to market consultant for early stage high tech companies.  Until December 2013 Ms. Segev-Harel served as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular From 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.  Ms. Segev-Harel holds a Practical Engineering degree from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

Lyron Bentovim has been serving as a director since November, 2008. Mr. Bentovim is currently serves as the CFO of NIT Health, previously Mr. Bentovim served as Chief Operating Officer, the Chief Financial Officer and Managing Director of Cabrillo Advisors. From August 2009 until July 2012, Mr. Bentovim served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Mr. Bentovim was a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco. He has over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has an MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The foregoing information is based upon data provided to us by the relevant director or senior management member.

There are no familial relationships between any of the persons named above.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2013 was approximately $1,064,000, including approximately $126,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to our directors, including external directors, for 2013 was $106,000. As of March 11, 2014, 510,834 options to purchase our ordinary shares were held by certain executive officers and directors (consisting of 7 persons). 368,334 of the options are currently exercisable or exercisable within 60 days of March 11, 2014. See “Share Ownership.”

On October 15, 2013, our shareholders approved our Board of Director’s decision regarding compensation of external directors. The compensation of the directors is as follows:

•
Each of Messrs. Lyron Bentovim, and Asael Karfiol and Ms. Osnat Segev- Harel, who will serve in 2014 as a member of the Board of Directors and committees of the Board, will receive compensation for his or her service, in the amount of NIS 36,935 (approximately $10,550) per year and an amount of NIS 2,470 (approximately $705) for each meeting of the Board of Directors or any committee in which they will participate.

•
During 2013, each of Messrs. Lyron Bentovim, and Asael Karfiol and Ms. Osnat Segev- Harel was awarded options to acquire 25,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2013 and the remainder will vest on December 31, 2014 (with acceleration in the event of an earlier change of control). The exercise price per share of the options is $3.86 per share.

•
Prior to ceasing his service as our Chief Executive Officer, Dr. Schechter waived rights to separate compensation as a director, conditionally upon his service as Chief Executive Officer.  We anticipate that he will request compensation as a director that is parallel to the compensation of the other directors mentioned here for his continued service as a director following ceasing his service as Chief Executive Officer.

•	Mr. Izhak Nakar has waived, for 2014, any separate compensation in return for serving as a Director in excess of his compensation as the Active Chairman.

For further details about Mr. Izhak Nakar compensation see “Related Party Transactions”.

Ido Schechter, our former Chief Executive Officer who is also a director may be entitled, by virtue of his being an employee, to severance compensation and other payments required by Israeli law upon termination of his employment.  The terms of severance are dictated by Israeli law and provide for one month’s salary for every year in which Dr. Schechter is employed by us. In addition, as additional severance pursuant to Mr. Schechter’s agreements with us, we will pay Mr. Schechter a monthly amount equal to $23,250 until June 30, 2014.

Committees of the Board

Audit Committee

Our audit committee is comprised of Lyron Bentovim, and the external directors Asael Karfiol and Osnat Segev-Harel.  The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, decide if certain actions are material or extraordinary to the company’s activity with relation to related parties transactions,  approving related party transactions as required by law, approving the internal auditor work plan, examining the internal auditing array of the company and the way the internal auditor is operating and determine if it has the sufficient tools as well as budget to operate, taking into consideration the size of the company and its special needs and to set arrangements regarding the ways of treatment given to complains by the company’s employees regarding impairments in the management of the company’s business and the protection give to such employees.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company and, its chairman is required to be an external director. Asael Karfiol is the chairman of our audit committee. Furthermore, as required by the NASDAQ rules all the members of our audit committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

Compensation Committee

Our compensation committee is comprised of Osnat Segev-Harel, Lyron Bentovim and Asael Karfiol. Under the 2012 Amendment (see "Approval of Terms of Office and Employment") public companies are required to appoint a compensation committee comprised of at least three directors, including all of the external directors. The external directors must also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the compensation committee must be an external director and the position is currently held by Asael Karfiol. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee may not serve on the compensation committee and that similar to the audit committee, generally, any person who is not qualified to be a member of the compensation committee may not attend the compensation committee’s meetings. Our compensation committee meets those standards.

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

Independent and External Directors

The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 5605(a)(2) thereof.  The board of directors has determined that Lyron Bentovim, Osnat Segev Harel and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

Israeli law requires that a public company such as us, have at least two external directors. The two external directors of the Company are Osnat Segev Harel and Asael Karfiol.  The Companies Law requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the board of directors. The Companies Law also requires a company's board of directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  Our Board of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company's board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. The board of directors has determined that Asael Karfiol possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The board of directors has determined that Osnat Segev Harel possesses professional competence as required by the above mentioned regulations.

NASDAQ rule 5605(c)(3) provides that an audit committee must have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Asael Karfiol meets those requirements.

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2011	2012	2013
Israel	32	30	37
Germany and rest of Europe	80	91	77
Japan	7	7	7
USA & Latin America	8	12	14
United Kingdom	16	13	11
Singapore and Hong Kong	20	18	23
Total	163	171	169

    The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2011	2012	2013
Professional services	84	81	79
Research and development	23	24	28
Sales and marketing	34	46	41
Operations and administrations	22	20	21
Total	163	171	169

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,789,409 ordinary shares representing 11.5% of the Company’s issued and outstanding share capital, as of March 11, 2014.  Ido Schechter, our former Chief Executive Officer, beneficially owned 520,075 ordinary shares representing 3.4% of the Company’s issued and outstanding share capital, as of March 11, 2014. Alex Toh Kian Hong, our APAC general manager, beneficially owned 420,000 ordinary shares representing 2.7% of the Company’s issued and outstanding share capital, as of March 11, 2014. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 11, 2014.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	167,500	2015 - 2023	$1.30 - $3.86
Ido Schechter	115,000	2013 - 2023	$2.11 - $3.86
All other directors and officers as a group	85,834	2013 - 2023	$2.20 - $6.04

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on our  behalf, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to ESOP 2003 and are subject to the terms of ESOP 2003.  On August 29, 2013, our board of directors, based on the recommendation of our compensation committee of the same day, resolved to amend and restate ESOP 2003 ("Amended ESOP 2003"). Those decisions were approved by the shareholders on October 15, 2013. While Amended ESOP 2003 retains most of the terms and conditions of the ESOP 2003, it incorporates changes, inter alia, with regard to conformance with provisions of relevant tax law, the treatment of options in the context of a merger or acquisition of the Company and with the default vesting terms of options awarded Amended ESOP 2003.

Below is information with respect to our options plan.

Employee Share Option Plan (2003)

Amended ESOP 2003 is valid until August 28, 2023. The terms of ESOP 2003 are substantially the same as those of ESOP 2000. All the shares reserved for grant under ESOP 2000 and ESOP 1996 that were not granted or that were not the subject of outstanding options under those plans were transferred to the new plan. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan.  We filed the necessary documents with the Israeli tax authorities for the approval of the new option plan on June 4, 2003. Such approval provides the grantees the eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and the rules promulgated thereunder as revised by the Israeli tax reform. As of March 11, 2014, options to purchase an aggregate of 1,272,250 ordinary shares were outstanding.  Most of outstanding options are exercisable at an exercise price between $1.30 - $6.04.  In addition to shares reserved in the event of the exercise of the outstanding options, 857,782 shares are reserved in the event of the issue of additional options.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders.

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 11, 2014, for each person whom we know (based on filings with the SEC) beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 15,406,976 ordinary shares outstanding as of March 11, 2014.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Izhak Nakar(1)	1,789,409	11.5%

(1)
The information is based upon the recent Schedule 13G filed with the SEC by Nir 4 You Technologies Ltd., an investment company under Mr. Izhak Nakar’s control, and Mr. Izhak Nakar on February 13, 2014. Mr. Nakar’s beneficially owned shares includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

Significant Changes in Percentage Ownership

In February 2014, we closed on an underwritten public offering of 3,162,500 of our ordinary shares at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses. The net proceeds from the offering will be used for general corporate purposes, including potential acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"), pursuant to which the Company issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $2 each, for proceed of $2,5 million, net of issuance expenses. As part of the private placement transaction under the SPA, the Company granted the Investors and certain agents, warrants to purchase additional 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants may be exercisable on or after six months from June 13, 2011 for a period of five years thereafter at an exercise price of $2.20 per share. As of December 31, 2013 112,500 warrants had been exercised into 112,500 shares and additional 55,575 warrants had been converted into 26,533 shares.

As of March 11, 2014, 15,406,976 ordinary shares of Company were issued and outstanding.  The Company believes that, as of March 11, 2014, there were 80 shareholders of record of the Ordinary Shares in the United States, who, collectively held as of that date a total of 13,203,385 ordinary shares, or 85.7% of the Company’s total outstanding ordinary shares.

Related Party Transactions

Our agreement with Mr. Izhak Nakar provides that in consideration for his services to the Company worldwide, Mr. Nakar is entitled to compensation in the amount of $28,125 plus VAT per month. During 2013, we paid Mr. Nakar $324,188 in consulting fees.

During 2013, Mr. Nakar was awarded options to acquire 30,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2013 and the remainder will vest on December 31, 2014 (subject to acceleration upon the occurrence of an earlier change of control). The exercise price per share of the options is $3.86 per share. Pursuant to our agreements with Mr. Nakar, Mr. Nakar would have been entitled to receive a payment equal to 4% of our EBITDA for the year ended December 31, 2013, had we met certain conditions set by the board with regard to revenue and EBITDA. We did not meet those conditions and, therefore, Mr. Nakar was not entitled to, and did not receive, such bonus for 2013.

The terms of Mr. Nakar's compensation for 2013 other than the options and conditional bonus were approved in accordance with Israeli law as it existed prior to the 2012 Amendment (see "Approval of Terms of Office and Employment"). Under the transitional provisions of that amendment, the approval remains effective. The conditional bonus was approved by the compensation committee and then the board of directors on August 29, 2013 and then by the Shareholders at the Company’s annual general meeting on October 15, 2013.

Until December 31, 2013, Dr. Ido Schechter served as our Chief Executive Officer.  Our agreement with him provided for a base salary of $279,000 (denominated in NIS) per year and to an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2013, Dr. Schechter was paid $530,000. That amount included his base salary, a bonus of $176,000 for the Company's performance during 2012, and $85,000 paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits. For a description of Dr. Schechter’s terms of severance see “Compensation.” During 2013, Dr. Ido Schechter was awarded options to acquire 30,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2013, but – as a result of the cessation of Dr. Schechter's service, the remainder will not vest (with acceleration in the event of an earlier change of control). The exercise price per share of the options is $3.86 per share.

For 2013, Dr. Schechter would have been entitled to receive a payment equal to 4% of the Company’s EBITDA for the year ended December 31, 2013, had the Company met certain conditions set by the board with regard to revenue and EBITDA. We did not meet those conditions and, therefore, Dr. Schechter was not entitled to a bonus for 2013.

The terms of Dr. Schechter's compensation for 2012 were approved in accordance with Israeli law. The Audit Committee approved the terms of compensation for 2013 and thereafter the Board approved the above terms of compensation on August 29, 2013 and the Shareholders approved the foregoing on the Company’s annual general meeting on October 15, 2013.

Our agreement with Mr. Schrader, the Chief Operating Officer of the Company, provides for a base salary of $253,000 (denominated in EURO) per year and to an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2013 Mr. Schrader was paid $310,000. That amount included his base salary, a bonus of $103,000 for the Company's performance during 2013 and $20,000 paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits.

Mr. Schrader shall also be entitled to receive an amount equal 3% of the Company’s EBITDA for the year ended December 31, 2014, provided, however that Company meets certain criteria set by the board in regard to revenue and EBITDA.

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

	2011	2012	2013
	$ Thousands
Export Revenues
Export Revenues	28,499	31,153	28,928
Total Revenues	28,673	31,330	29,057
Percentage of Total Revenues	99%	99.5%	99.6%

Breakdown of Revenues
Product Revenues	49%	49%	43%
Service Revenues	51%	51%	57%

Legal Proceedings

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement on five United States patents in the United States District Court for the District of Delaware.  Mitek filed a First Amended Complaint on January 11, 2013.  An answer to the First Amended Complaint was filed on January 28, 2013 adding one additional patent.  A scheduling order was entered on February 21, 2013. Discovery is underway a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in our MobiCHECK software. Mitek is seeking a declaration of infringement, an injunction, damages, and enhanced damages, costs, expenses including reasonable attorneys' fees, pre-judgment and post-judgment interest and any other relief, in law and in equity, to which the Court finds Mitek is justly entitled.

While we believe that Mitek’s claim is without merit, we cannot assure you that the suit will be dismissed or that we will prevail. If Mitek is successful, or if we agree to settle the lawsuit, we might be unable to pursue, or severely limited in, our marketing and sale of MobiCHECK and possibly other products might be restricted or be subject to significant obligations to pay royalties. Further, even if we prevail in the lawsuit, intellectual property litigation is expensive and tends to divert management attention from our business. Accordingly, if any of the foregoing risks are realized, the lawsuit could have a material adverse effect on our business, prospects, financial condition, and results of operations.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market
December 31, 2013	Hi	6.04
	Lo	2.66

December 31, 2012	Hi	5.45
	Lo	2.19

December 31, 2011	Hi	2.91
	Lo	1.11

December 31, 2010	Hi	1.29
	Lo	0.74

December 31, 2009	Hi	0.90
	Lo	0.45

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2013	Hi	6.04
	Lo	3.25

September 30, 2013	Hi	3.36
	Lo	2.66

June 30, 2013	Hi	3.77
	Lo	2.79

March 31, 2013	Hi	3.75
	Lo	3.07

December 31, 2012	Hi	4.01
	Lo	3.4

September 30, 2012	Hi	4.75
	Lo	3.82

June 30, 2012	Hi	5.45
	Lo	3.51

March 31, 2012	Hi	4.3
	Lo	2.19

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 28, 2014	Hi	5.19
	Lo	4.92

January 31, 2014	Hi	5.85
	Lo	4.81

December 31, 2013	Hi	6.04
	Lo	5.13

November 30, 2013	Hi	5.22
	Lo	4.01

October 31, 2013	Hi	4.03
	Lo	3.25

September 30, 2013	Hi	3.36
	Lo	2.66

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the board of directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, October 15, 2013, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services, effective until the next shareholders meeting.

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

Currently, we hold an insurance policy for our office holders that provides coverage limited to $15,000,000 in aggregate for the policy period ending on September 30, 2014.

Approval of Terms of Office and Employment

    Pursuant to a recent amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), any arrangement between a public company and an office holder of the company as to such office holder’s terms of office and employment, including exemption and release of the office holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), now generally require the approval of the company’s compensation committee and the board of directors and, with respect to directors and the chief executive officer, also the company’s shareholders. Notwithstanding the above, the amendment of existing Terms of Office and Employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the amendment is not material in relation to its existing terms.

     In addition, pursuant to the 2012 Amendment, the Terms of Office and Employment of office holders must be in accordance with the terms of a compensation policy adopted by the Company (a “Compensation Policy”). Under the Companies Law, the Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters detailed in the Companies Law. On August 29, 2013, our compensation committee, followed by our board of directors, adopted a Compensation Policy and the Compensation Policy was approved (with the required special majority) by our shareholders on October 15, 2013. A Compensation Policy generally must be brought for approval again in accordance with the procedures of the Companies Law once every three years.

     The 2012 Amendment did not affect the validity of Terms of Office and Employment approved prior to the effective date of the amendment in accordance with the requirements of the Companies Law as at the time of approval. All current relevant Terms of Office and Employment that pre-date the adoption of the Compensation Policy and have not been changed since were approved by all required bodies of the Company.

    Directors

     Pursuant to the 2012 Amendment, any arrangement between a company and a director as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the shareholders by a simple majority. The compensation committee approved the terms of the directors' compensation for 2013 on August 29, 2013, and the board of directors approved such terms on the same day. The shareholders approved the terms on October 15, 2013.

     External directors may receive compensation solely as provided for in certain regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

    Chief Executive Officer

     Pursuant to the 2012 Amendment, any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by simple majority. The compensation committee approved the terms of the CEO's compensation for 2013 on August 29, 2013 and the board of directors approved such terms on the same day. The shareholders approved the terms on October 15, 2013.

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

Provisions Relating to Major Shareholders

We are required by law to maintain a separate register of shareholders that hold 5%, or more of either our issued shares or voting rights.

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

In February 2014, we closed on an underwritten public offering of 3,162,500 of our ordinary shares at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses. The net proceeds from the offering will be used for general corporate purposes, including potential acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.  In connection with the offering, we entered into an Underwriting Agreement, dated January 31, 2014, by and between the Registrant and Canaccord Genuity Inc., as representative for several underwriters.  The agreement is included as Exhibit 1.1 to our Current Report on Form 6-K filed on January 31, 2014.

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

As of December 31, 2013, we had business loss carry forwards for tax purposes in the amount of $3,671,000. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2013 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $9,037,000. A portion of such losses expires over a period from 2013 through 2022, and some of them can be carried forward indefinitely.

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

Reform of the Investments Law – “2011 Amendment”

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. According to the 2011 amendment, the benefit tracks in the Investment Law were modified and a flat tax rate would apply to the Company’s entire preferred income. We will be able to choose to apply the amendment (the waiver is non-recourse) and from then the uniform corporate tax rate will be 7 % in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% in development Zone A and 16% elsewhere in Israel, respectively, in 2014.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

U.S. Holders may have the option of claiming the amount of any Israeli income taxes withheld at source either (1) as a deduction from gross income but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes, or (2) subject to the foreign tax credit limitation, as a dollar-for-dollar credit against the U.S. Holder’s U.S federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder, and may further be impacted by the provisions of the Treaty.  The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to certain corporations.

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

The Company believes that it was not a PFIC in 2013.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

Legislation regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances).  A U.S. Holder’s “net investment income” will generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

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

Available Information

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

As an example, a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2013 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $218,000 for that period, while an increase of 10% in the value of the Euro relative to the U.S. dollar in 2013 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $218,000 for that period.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                   CONTROLS AND PROCEDURES

 (a)            Our management evaluated, with the participation of our principal executive officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013.  Based on this evaluation, our principal executive officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)             Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2013 under those criteria.

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

(c)             Not applicable

(d)             There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.               AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Asael Karfiol, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. Asael Karfiol is an independent director as defined by the NASDAQ listing standards.

ITEM 16B.                 CODE OF ETHICS

We have in place a Code of Business Conduct and Ethics that applies to all directors, officers and employees.  This code, as applied to our principal financial officers (i.e. our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions), is our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This code is also our “code of conduct” within the meaning of NASDAQ Rule 5610.  The full text of the Code of Business Conduct and Ethics is available at our Internet website at http://www.topimagesystems.com.

ITEM 16C.               PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2012 and 2013, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2013 and 2012 were  $207,000 and $192,000, respectively.

Tax Fees

For the fiscal years ended December 31, 2013 and 2012 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $16,000 and $30,000, respectively.

Other services

For the fiscal year ended December 31, 2013 and 2012, no fees were paid to EY for non-audit services.

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

Not applicable.

ITEM 16E.                      CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.                      CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                      MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

See pages F-1 through F-34.

ITEM 19.                      EXHIBITS

Number	Description
1.1
Amended and restated Articles of Association of the Company dated October 27, 2003 and amended December 22, 2011(incorporated by reference to exhibit 99.1 to the Company’s 6-K Form filed on November 16, 2011).

1.2	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).
2.1	Form of Ordinary Shares Purchase Warrant of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 14, 2011).
4.1	Employee Agreement between the Company and Izhak Nakar
4.2	Employee Agreement between the Company and Ido Schechter (incorporated by reference to Exhibit 10.4(f) to the Company’s Registration Statement on Form F-1 (registration number 333-05718)).
4.3	Top Image Systems Ltd. 2003 Amended Option Plan (2013) (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed on September 3, 2013).
4.4	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
4.5
Securities Purchase Agreement, dated June 6, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on June 14, 2011).

4.6
Registration Rights Agreement, dated June 13, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on June 14, 2011).

4.7
Underwriting Agreement, dated January 31, 2014, by and between the Registrant and Canaccord Genuity Inc., as representative for several underwriters (incorporated by reference to Exhibit 1.1 to Company’s Form 6-K filed on January 31, 2014)

Number	Description
8	List of Subsidiaries.
12.1	Certification of the principal executive officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global.
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).
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

TOP IMAGE SYSTEMS LTD.

By:	/s/ Izhak Nakar
Izhak Nakar
Active Chairman of the Board

Date: March 27, 2014

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. ("the Company") and its subsidiaries, as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2014	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,223	$3,203
Restricted deposit (Note 8c)	212	347
Trade receivables (net of allowance for doubtful accounts of $ 49 and $76 at December 31, 2012 and 2013, respectively)	8,618	7,111
Deferred tax assets (Note 9)	785	913
Other accounts receivable and prepaid expenses (Note 3)	737	901

Total current assets	12,575	12,475

LONG-TERM ASSETS:
Severance pay fund	1,577	1,775
Restricted cash (Note 8c)	381	374
Non-current Deferred tax assets	438	515
Long-term deposits and long-term assets (Note 8a)	66	80
Property and equipment, net (Note 4)	377	260
Goodwill (Note 5)	6,121	6,168

Total long-term assets	8,960	9,172

Total assets	$21,535	$21,647

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$684	$359
Deferred revenues	1,467	2,284
Accrued expenses and other accounts payable (Note 6)	2,750	1,334

Total current liabilities	4,901	3,977

LONG-TERM LIABILITIES:
Accrued severance pay	1,808	1,956

Total long-term liabilities	1,808	1,956

COMMITMENTS, CONTINGENCIES LIBILITIES AND CHARGES (Note 8)

SHAREHOLDERS' EQUITY (Note 10):
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2012 and 2013; Issued and outstanding: 11,641,758 and 12,088,049 shares at December 31, 2012 and 2013, respectively	129	133
Additional paid-in capital	36,033	37,114
Accumulated other comprehensive loss	(1,530)	(1,540)
Accumulated deficit	(19,806)	(19,993)

Total shareholders' equity	14,826	15,714

Total liabilities and shareholders' equity	$21,535	$21,647

The accompanying notes are an integral part of the consolidated financial statements.

March 26, 2014
Date of approval of the	Gili Shalita	Izhak Nakar
financial statements	Chief Financial Officer	Active Chairman of the Board

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013
Revenues (Note 11):

Products	$14,049	$15,303	$12,528
Services	14,624	16,027	16,529

Total revenues	28,673	31,330	29,057

Cost of revenues:
Products	1,670	1,218	2,740
Services	9,514	10,771	9,076

Total cost of revenues	11,184	11,989	11,816

Gross profit	17,489	19,341	17,241

Operating costs and expenses:
Research and development, net	1,976	2,609	3,377
Selling and marketing	7,748	8,733	9,498
General and administrative	4,383	5,087	4,637

Total operating costs and expenses	14,107	16,429	17,512

Operating income (loss)	3,382	2,912	(271)
Financial expenses , net (Note 13)	911	191	286
Other income, net (Note 2j)	4	-	369

Income (loss) before taxes on income	2,475	2,721	(188)

Taxes on income (expenses) (Note 9)	(125)	1,122	1

Net income (loss)	$2,350	$3,843	$(187)

Net earnings (loss) per share (Note 12):

Basic	$0.23	$0.34	$(0.02)

Diluted	$0.21	$0.31	$(0.02)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	$(275)	$(80)	$(10)

Comprehensive income (loss)	$2,075	$3,763	$(197)

The accompanying notes are an integral part of the consolidated financial statements

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amount	capital	income (loss)	deficit	Total

Balance at January 1, 2011	9,400,638	$103	$31,363	$(1,175)	$(25,999)	$4,292

Exercise of stock options	47,920	1	61	-	-	62
Issuance of Ordinary shares and Warrants , net **) (Note 10b)	1,425,000	17	2,480	-	-	2,497
Change in foreign currency translation adjustments, net *)	-	-	-	(275)	-	(275)
Net profit	-	-	-	-	2,350	2,350
Stock-based compensation expenses	-	-	214	-	-	214

Balance at December 31, 2011	10,873,558	121	34,118	(1,450)	(23,649)	9,140

Exercise of Warrants and stock options	518,200	5	759	-	-	764
Issuance of Ordinary shares in conjunction with consulting services (Note 10e)	250,000	3	810	-	-	813
Change in foreign currency translation adjustments, net *)	-	-	-	(80)	-	(80)
Net profit	-	-	-	-	3,843	3,843
Stock-based compensation expenses	-	-	346	-	-	346

Balance at December 31, 2012	11,641,758	129	36,033	(1,530)	(19,806)	14,826

Exercise of stock options	446,291	4	725	-	-	729
Other comprehensive income *)	-	-	-	(10)	-	(10)
Net loss	-	-	-	-	(187)	(187)
Stock-based compensation expenses	-	-	356	-	-	356

Balance at December 31, 2013	12,088,049	$133	$37,114	$(1,540)	$(19,993)	$15,714

*)	As of December 31, 2011, 2012 and 2013 includes only foreign currency translation adjustments balances.
**)	Net of issuance expenses in the amount of $ 353

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income (loss)	$2,350	$3,843	$(187)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation expenses	214	346	356
Stock-based compensation expenses in relation to shares granted to consultant	-	813	-
Depreciation and amortization	253	240	198
Accrued severance pay, net	26	(13)	(50)
Erosion of non-dollar linked restricted cash and long term assets	(1)	17	(49)
Increase in deferred tax assets	-	(1,223)	(205)
Decrease (increase) in trade receivables, net	(247)	(4,190)	1,457
Increase in fair value of convertible debentures	741	-	-
Increase in other accounts receivable and prepaid expenses	(116)	(73)	(111)
Increase (decrease) in trade payables	38	323	(325)
Increase (decrease) in deferred revenues	526	(694)	770
Increase (decrease) in accrued expenses and other accounts payable	585	202	(1,440)

Net cash provided by (used in) operating activities	4,369	(409)	414

Cash flows from investing activities:
Increase in restricted deposits	(261)	(65)	(92)
Purchase of property and equipment	(250)	(119)	(76)
Increase in long-term deposits	(6)	-	-

Net cash used in investing activities	(517)	(184)	(168)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from financing activities:
Proceeds from exercise of Warrants and stock options	62	764	729
Proceeds from Issuance of Ordinary shares, net of issuance expenses	2,521	-	-
Payment of accrued issuance expenses	-	(20)	(4)
Payment for repurchase convertible debentures tender	(551)	-	-
Repurchase of convertible debenture	(3,569)	-	-
Repayment of convertible debentures	(1,945)	-	-

Net cash provided by (used in) financing activities	(3,482)	744	725

Effect of exchange rate on cash and cash equivalent balances	(43)	(18)	9

Increase in cash and cash equivalents	327	133	980
Cash and cash equivalents at the beginning of the year	1,763	2,090	2,223

Cash and cash equivalents at the end of the year	$2,090	$2,223	$3,203

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Tax	$66	$152	$143

Interest	$4	$-	$29

Non- cash activities:

Accrued ordinary shares issuance expenses	$24	$4	$-

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

As for information regarding the major customers of the Company see Note 11c.

The Company's shares are traded on The NASDAQ Stock Market LLC in the United States and on the Tel-Aviv Stock Exchange ("TASE").

b.	The Company's main marketing and sales activities are conducted through its wholly owned subsidiaries in the United States, the United Kingdom, Germany, Japan and Singapore.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), applied on a consistent basis, as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company 's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimated and assumptions are employed in estimates used in determining values of stock-based compensation costs, financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy, allowance for doubtful accounts, income taxes and valuation allowance and contingent liabilities . Actual results could differ from those estimates.

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

A substantial portion of the Company's costs is incurred in U.S. dollars ("dollars"). Some of the revenues of the Company are generated in dollars. The majority of the Company's financing is in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statement of comprehensive income (loss) as financial income or expenses, as appropriate.

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

Restricted cash is primarily invested in short term and long term deposits. For more information refer to Note 8c.

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

During 2011, 2012 and 2013, no impairment losses had been identified for property and equipment.

i.	Goodwill:

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

The Company estimates the fair value of the reporting unit by using market capitalization. Significant estimates used in the evaluation include estimates of future cash-flows, future short-term and long-term growth rates, and weighted average cost of capital for the reporting unit.

In accordance with ASC 350, if the fair value of the reporting unit exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and it is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. During 2011, 2012 and 2013, no impairment losses were identified.

j.	Investments in affiliates:

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

The Company, through Top Image Systems (Asia Pacific) Pte. Ltd. held 23.7% an investment in affiliated company, Asiasoft Hong Kong Ltd ("AS HK"). During 2010 AS HK sold its business to another company. In December 2010, the Company received an advance in the amount of $ 369 as a result of such sale. On July 2013 the sell was completed and it was determined that no additional payment will be received and accordingly the Company recognized the advance payment in the amount of $ 369 as other income.

k.	Revenue recognition:

The Company derives its revenues mainly from sales of products and services. Product revenues include mainly sales of software. Revenues from services include maintenance and technical support, consulting and training.

The Company accounts for the sale of perpetual software in accordance with ASC 985-605, "Software Revenue Recognition ". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence ("VSOE") of fair value. VSOE is based on the price charged when an element is sold separately or renewed. Revenues are allocated under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

Maintenance and support revenue are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For non-typical hardware sales, included in software arrangements, the Company recognizes revenues in accordance to Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.
Deferred revenues represent unearned amounts received for technical support and maintenance arrangements that are paid by customers and not yet recognized as revenues.

The Company generally does not grant a right of return to its customers.

l.	Research and development costs:

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

m.	Royalty and non-royalty bearing grants:

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

n.	Accounting for share-based compensation:

At December 31, 2013, the Company has one stock-based employee compensation plan, which is described extensively in Note 10.

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2011	2012	2013

Dividend yield	0.08%	0%	0%
Expected volatility	67.8%-68.13%	64.1%	40%-77%
Risk-free interest rate	1.89%-1.97%	1%	0.13%-3.04%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple- employees	1.62	1.62	1.09
Suboptimal exercise multiple- management	2.35	-	1.36-1.39

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2011, 2012 and 2013, the Company recognized share-based compensation expense related to employee stock options in the amount of, $ 214,$ 346 and $356, respectively, as follows:

	Year ended December 31,
	2011	2012	2013

Cost of revenues	$-	$64	$64
Research and development, net	6	23	23
Selling and marketing	28	57	57
General and administrative	180	202	212

Total share-based compensation expense	$214	$346	$356

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" with respect to options and warrants issued to non-employees. Accordingly, the Company uses Geometric Brownian Motion Model valuation in a Monte Carlo simulations measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

o.	Basic and diluted net earnings (loss) per share:

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

Part of the outstanding stock options has been excluded from the calculation of the diluted net earnings (loss) per share because such securities are anti-dilutive for 2011 and 2012. The weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share was, 246,662, 19,500 for the years ended December 31, 2011, 2012 and 2013, respectively. In 2013, all outstanding stock options were anti-dilutive and accordingly excluded from the calculation of the diluted net loss per share.

p.	Income taxes:

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

q.	Concentrations of credit risk:

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

r.	Severance pay:

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

Severance expenses for the years ended December 31, 2011, 2012 and 2013 amounted to approximately $ 229, $ 167 and $ 218, respectively.

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

t.	Comprehensive income:

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

During the year ended December 31, 2013, the Company adopted ASU. 2013-02, Topic 350, "Comprehensive Income", which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. The adoption of ASU 2013-02, Topic 350 did not have a material impact on the consolidated financial statements.

u.	Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC 450. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2012 and 2013, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. Described extensively in note 8.

v.	Doubtful accounts:

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

Doubtful account expenses for the years ended December 31, 2011, 2012 and 2013 amounted to approximately $ 0, $ 0 and $ 21, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2013

Government authorities	$134	$218
Prepaid expenses	438	558
Rent and motor leasing deposits	71	47
Others	94	78

	$737	$901

NOTE 4:-	PROPERTY AND EQUIPMENT

	December 31,
	2012	2013
Cost:

Computers and peripheral equipment	$1,456	$1,420
Office furniture and equipment	1,041	789
Leasehold improvements	92	69

	2,589	2,278
Accumulated depreciation:

Computers and peripheral equipment	1,316	1,323
Office furniture and equipment	820	631
Leasehold improvement	76	64

	2,212	2,018

Depreciated cost	$377	$260

Depreciation expenses amounted to $ 207, $ 229 and $ 198 for the years ended December 31, 2011, 2012 and 2013, respectively.

During 2012 and 2013, the Company recorded a reduction of $ 578 and $ 386, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

As to charges, see Note 8b.

NOTE 5:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2013 are as follows:

Balance as of January 1, 2012	$5,842

Foreign currency translation adjustments	279

Balance as of December 31, 2012	6,121

Foreign currency translation adjustments	47

Balance as of December 31, 2013	$6,168

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2012	2013

Employees and payroll accruals	$342	$480
Government authorities	303	82
Accrued vacation pay	169	170
Advance on account of sale of an affiliate	369	-
Accrued expenses	1,418	418
Factoring advance payments	149	151
Other	-	33

	$2,750	$1,334

NOTE 7:-           CONVERTIBLE DEBENTURES

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

As a result of adopting the Fair Value option of ASC 825 for measuring financial instruments, starting January 1, 2008, the Company recorded financial expenses in the amount of $ 741, $ 0 and $ 0 for the years ended December 31, 2011, 2012 and 2013, respectively.

In September 2011, the Company offered repayment of the entire remaining outstanding amount of debentures (NIS 3,786 thousands par value) at the full value of the debenture, which is equivalent to 1 NIS par value. On October 2, 2011, the Company paid to all the remaining debenture holders 1 NIS par value, equivalent to 100% of the debentures' value.

As of December 31, 2011, 2012 and 2013 there is no outstanding amount with respect to the above mentioned debenture.

In accordance to ASC 825, the Company measured the convertible debentures at their fair value and recorded financial expenses in the amount of $741 for the year ended on December 31, 2011.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS, CONTINGENCIES AND CHARGES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 3%-3.5% of revenues from sale of its iCMR software, up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $183 and $ 397 as of December 31, 2012 and 2013 respectively.

2.	The Company has entered into non cancelable operating lease agreements for the lease of motor vehicles. The leasing deposits are presented in the long-term deposits and other account receivables.

The Company's facilities are leased under non cancelable operating lease agreements, which expire on various dates, the latest of which is in 2016.

As of December 31, 2013, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles and facilities:

2014	$936
2015	595
2016	304

Total	$1,835

Rental expenses for motor vehicles and facility rental expenses amounted to $ 1,060, $ 1,167 and $ 1,323 for the years ended December 31 2011, 2012 and 2013, respectively.

3.
Starting from 2011, the Company has a revolving line of credit with an Israeli bank ("the bank") for total borrowing of up to $ 600, based on several conditions and financial covenants. On July 2013, the company increased the line of credit up to $2,000.

During the year ended December 31, 2013, from time to time The Company used the line of credit and recorded interest expenses in the amount of $29. The short-term line of credit bears interest rate of Libor + 4%. The actual Libor interest rate at December 31, 2013 was 0.08%. Any indebtedness under this credit line is secured by a floating charge on The Company's assets.  As of December 31, 2013, there were no amounts outstanding under the credit line.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS, CONTINGENCIES AND CHARGES (Cont.)

The terms of the credit line provide, as a condition precedent to borrowing that our annual consolidated earnings before interest, taxes depreciation and amortization commencing from the year ended December 31, 2012 and thereafter be no less than $1,500. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year. As of December 31, 2013, the Company did not meet this condition. Accordingly, while the foregoing did not result in any default and as of December 31, 2013 there were no amounts outstanding under the credit line, unless we receive a waiver from the bank, the Company would not be able to borrow under the credit line.

b.	Charges:

1.
To secure compliance with the conditions related to the Company's "Approved Enterprise" status, the Company registered a floating charge on equipment and other assets. The charge is unlimited in amount and it may not be further pledged or transferred without the prior consent of the beneficiaries.

2.
To secure revolving credit facilities and guarantees from a bank, the Company recorded a floating charge on its plant, assets and rights and fixed charges on its unpaid share capital and its goodwill in favor of this bank (see also note 8a).

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 227.

2.	The Company provided certain customers and vendors with a $ 494 bank guarantee.

d.	Legal proceedings:

On September 25, 2012, a lawsuit have been lodged against the Company and one of its subsidiary by Mitek Systems, Inc ("Mitek"). for alleged infringement on United States patents.  No discovery has been taken and a trial is scheduled for December 8, 2014.

The lawsuit relates to technology used in by the Company's MobiCHECK software (one of the Company mobile products). Mitek is seeking a declaration of infringement, damages, and other amounts.

The Company believes that Mitek's claim is without merit and intends to defend itself against this lawsuit. Management cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages, therefore, no provision has been made with respect to the lawsuits.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME

a.	Israeli income taxes:

1.	Measurement of taxable income:

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2013, management believes that the Company is meeting the aforementioned conditions.

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

In January 2011, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, for amendment of the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were cancelled and a flat tax rate would apply to the Company's entire preferred income. The Company will be able to opt to apply the amendment (the waiver is non-recourse) and from then the uniform corporate tax rate will be 7 % in areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel during 2013, 9% in development Zone A and 16% elsewhere in Israel, respectively, in 2014.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

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

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011 25% in 2012 2013. Starting January 1, 2014, the Company will be subjected to tax at the rate of 26.5%.

5.	According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2009 are considered as final assessments.

b.	Carryforward losses:

As of December 31, 2013, Top Image systems Ltd. has accumulated net operating losses and capital losses in the amount of $ 3,671 and $ 1,890, respectively. The losses can be carryforward against relevant taxable income for an indefinite period. As of December 31, 2013, the Company recorded a deferred tax asset of $ 972 for its entire carry forward net operating losses.

As of December 31, 2013, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 9,037.

As of December 31, 2013, the U.S. subsidiary had U.S. Federal and State net operating losses carryforwards of approximately $ 2,861, which can be carried forward and offset against taxable income for 4 to 9 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

Operating losses carryforwards of its subsidiaries in Singapore, Japan and UK in the total amount of $ 2,694, $ 2,623 and $ 859, respectively, as of December 31, 2013, can be carried forward indefinitely since the company does not expect to utilize them in the near future.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

c.	Non-Israeli subsidiaries:

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

d.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$1,223	$1,670	$(829)
Foreign	1,252	1,051	641

	$2,475	$2,721	$(188)

e.	Taxes on income are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Current taxes	$(125)	$(101)	$(204)
Deferred taxes	-	1,223	205

	$(125)	$1,122	$1

Domestic	$-	$1,223	$205
Foreign	(125)	(101)	(204)

	$(125)	$1,122	$1

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

f.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2012	2013

Carryforward losses (1)	$3,891	$3,405
Intangible assets	31	13
Research and development expenses	124	596
Accrued severance pay	28	22
Accrued vacation pay	38	41

Net deferred tax assets before valuation allowance	4,112	4,077
Valuation allowance	(2,889)	(2,649)

Net deferred tax assets	$1,223	$1,428

(1)	Inclusive of the effect of enacted changes in tax rates in accordance with Israeli Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2010, 2011 and 2013).

	December 31,
	2012	2013
Domestic:
Current deferred tax asset, net	$785	$913
Non-current deferred tax asset, net	438	515

	$1,223	$1,428

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 2,889 and $2,649 at December 31, 2012 and 2013, respectively.

The Company does not have a provision for Israeli income taxes on the undistributed earnings of its international subsidiaries since the Company intends to indefinitely reinvest these earnings outside Israel.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2011	2012	2013

Income (loss) before taxes, as reported in the consolidated statements of operations	$2,475	$2,721	$(188)

Statutory tax rate	24%	25%	25%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	$594	$680	$(47)
Income tax at rate other than the Israeli statutory tax rate	29	4	46
Tax advances and non-deductible expenses including equity based compensation expenses	278	349	215
Deferred taxes on losses and other temporary differences	-	(1,223)	-
Difference between financial statements measurement of income and tax basis	(165)	(347)	(55)
Utilization of operating losses carry forward from prior years for which deferred taxes were not created	(625)	(636)	(97)
Tax adjustment in respect of different tax rates	-	-	(95)
Taxes in respect to prior years	14	43	32
Other individually immaterial income tax item	-	8	-

Actual tax expense (benefit)	$125	$(1,122)	$(1)

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

h.	A reconciliation of the beginning and ending amounts of unrecognized tax benefits in the years ended December 31, 2012 and December 31, 2013 are as follows:

Gross unrecognized tax benefits as of January 1, 2012	$-
Increase in tax position for current year	204
Gross unrecognized tax benefits as of December 31, 2012	204
Increase in tax position for current year	-
Gross unrecognized tax benefits as of December 31, 2013	$204

There was $204 of unrecognized income tax benefits that, if recognized, would impact the effective tax rate in the period in which each of the benefits is recognized. The Company includes interest and penalties related to unrecognized tax benefits in an immaterial amounts within the provision for income taxes on the consolidated statements of operations. The total amounts of penalties and interest are not significant as of December 31, 2012 and 2013.

NOTE 10:-	SHAREHOLDERS' EQUITY SHAREHOLDERS' EQUITY

a.	Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS. No dividends were declared in the periods presented.

b.	Private placement transaction

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"), pursuant to which the Company  issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $ 2.00 each, for proceed of $2,497, net of issuance expenses in the amount of $353.

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

As of December 31, 2012 112,500 warrants had been exercised into 112,500 shares of the Company and additional 55,575 warrants had been converted into 26,533 shares.

During 2013 no warrants has been exercises.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) ("the ESOP 2003") is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

In May 2004, in December 2006 and in October 2013, the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase additional 650,000, 700,000 and 1,100,000 Ordinary shares, respectively, pursuant to the ESOP 2003.

As of December 31, 2013, 1,363,848 options are outstanding. All the options have an exercise price between $ 1.30 and $ 6.04 per share.

As of December 31, 2013, an aggregate amount of 857,782 options is still available for future grant under of the above mentioned plan.

d.	Options to employees, management and directors:

1.
On October 15, 2013, the shareholders of the Company approved the grant of options to purchase 135,000 Ordinary shares to members of the board, at an exercise price of $ 3.86 with a vesting term of two years.

2.
On November 19, 2013, the board of directors approved the grant of options to purchase 50,000 Ordinary shares to member of the management, at an exercise price of $ 4.45 with a vesting term of two years.

3.
On December 15, 2013, the board of directors approved the grant of options to purchase 377,300 Ordinary shares to several officers and employees, at an exercise price of $ 6.04. One third will be exercisable in one year, one third will be exercisable in two years, and one third will be exercisable in three years.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2013
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	1,290,841	1.93	7.86	-
Granted	562,300	5.38	-	-
Exercised	(456,959)	1.65	-	-
Forfeited	(32,334)	2.25	-	-

Outstanding at the end of the year	1,363,848	3.44	8.05	3,544

Exercisable at the end of the year	754,043	2.21	6.85	2,889

Vested and expected to vest at end of year	754,043	2.21	6.85	2,889

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. Total intrinsic value of options exercised for the year ended December 31, 2013 was $ 2,889, respectively. As of December 31, 2013 there was $ 1,275 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2003 Stock Plan. This cost is expected to be recognized over a period of approximately 2.6 years.

The weighted average grant date fair values of options granted during 2012 and 2013 were $ 1.85 and $ 2.38, respectively.

The options outstanding as of December 31, 2013, have been separated into ranges of exercise price as follows:

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2013	life (years)	price	2013	exercisable

$ 1.30	131,709	3.49	1.30	131,709	1.30
$ 2.11 - $ 2.64	650,339	7.38	2.19	540,334	2.17
$ 3.84 - $ 6.04	581,800	9.82	5.33	82,000	3.91

	1,363,848	8.05	3.44	754,043	2.21

e.
In April, May and August 2012, the Company issued 250,000 of its Ordinary shares to one of its consultant for services received during 2012. The shares were fully vested when granted. The shares were locked up for a period of nine months from the date they were issued.  In connection with the grants, the Company recorded during 2012, compensation expenses in the amount of $ 813.

f.	Subsequent to year end we closed a public offering, refer to note 15.

NOTE 11:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2011	2012	2013

Product sales

Far East	$1,060	$1,534	$2,362
Europe	10,370	9,146	4,934
North and South America	1,635	2,442	4,407
Africa and Middle East	984	2,181	825

	14,049	15,303	12,528
Service revenues

Far East	3,109	3,482	3,220
Europe	10,111	10,790	11,632
North and South America	1,247	1,595	1,131
Africa and Middle East	157	160	546

	14,624	16,027	16,529

Total revenues	$28,673	$31,330	$29,057

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA (Cont.)

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2011	2012	2013

UK	$4,009	$4,192	$4,297
Israel	2,135	2,135	2,017
Other	194	171	114

Total Long-lived assets:	$6,338	$6,498	$6,428

c.	Major customers’ data:

In 2011, 2012 the Company had no customer who accounted for more than 10% of the total revenues. During 2013 one customer accounted for 10.2% of the total revenues.

NOTE 12:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2011	2012	2013

Numerator for basic net earnings (loss) per share - net income (loss) available to shareholders	$2,350	$3,843	$(187)

Effect of dilutive securities:
Interest expenses subject to convertible debentures	4	-	-

Net income (loss) used for the computation of diluted net earnings (loss) per share	$2,354	$3,843	$(187)

Weighted average Ordinary shares outstanding	10,207,111	11,403,596	11,718,960

Effect of dilutive securities:

Employees stock options	206,030	774,914	*) -
Warrants	3,106	138,992	*) -
Convertible debentures	684,407	-	-

	893,543	913,906	-

Diluted weighted average Ordinary shares outstanding	11,100,654	12,317,502	11,718,960

Basic net earnings (loss) per share	$0.23	$0.34	$(0.02)

Diluted net earnings (loss) per share	$0.21	$0.31	$(0.02)

*)	Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2011	2012	2013

Interest income	$16	$3	$-
Interest expenses	-	-	(29)
Exchange rate loss and bank charges	(182)	(194)	(257)
Expenses in respect of convertible debentures, including interest *)	(745)	-	-

	$(911)	$(191)	$(286)

*)	See also Note 7.

NOTE 14:-	RELATED PARTY TRANSACTION

According to the Company's agreement with the chairman of the board, in consideration for his services to the Company worldwide, the chairman of the board will be entitled to compensation in the amount of US $ 28.1 plus VAT per month ("the consulting fees"). In addition, as approved annually by the Company's general meeting of the shareholders, the chairman is entitled to a bonus of 4% of the Company's adjusted EBITDA, under certain conditions with regard to revenue and EBITDA, as defined in the minutes of the Company's board of Directors.

During 2011, 2012, 2013 the chairman of the board has been entitled to compensation, including the bonus, on the amount of $ 498, $ 494 and $ 324, respectively for his services as a board member and for the consulting fees.

NOTE 15:-	SUBSEQUENT EVENT (UNAUDITED)

In February 2014, the Company closed an underwritten public offering of 3,162,500 ordinary shares at $4.75 per share for net proceeds of $13,700.The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.