Form 20-F
period 2014-12-31
TOP IMAGE SYSTEMS LTD
filed 2015-04-15
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Ben Gurion St, Ramat Gan, 52573, Israel
(Address of principal executive offices)

Lyron Bentovim
Chief Operating Officer
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

17,823,959 Ordinary Shares

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

Yes ☐ No ☒

This Form 20-F including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885, 333-175546, 333-193350 and 333-198136).

TABLE OF CONTENTS

Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 20-F (“Form 20-F”) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that reflect our expectations, beliefs, projections, future plans and strategies, anticipated events or trends.  For example, statements related to our future financial condition or results of operations, management’s strategies and objectives and expected market growth are forward-looking statements.  Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” “predicts,” “anticipates,” or “potential” and similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to:

•	fluctuations in the market price of our ordinary shares;

•	potential dilution to the holders of our ordinary shares as a result of future issuances of our securities;

•	quarterly fluctuations in our results of operations;

•	unstable conditions in the global economy and capital markets;

•	future acquisitions that could require significant resources or result in unanticipated adverse consequences;

•
whether or not we can successful complete acquisitions of other businesses and efficiently integrate them, including our integration of our recent acquisition of eGistics, Inc., into our existing business operations;

•	competitive pressures in the data capture and automatic form processing markets;

•	the success of our strategic marketing relationships;

•	the potential for losses;

•	our ability to protect intellectual property and other proprietary information;

•	the possibility that our ordinary shares could be involuntarily delisted from NASDAQ;

•	exposure to currency fluctuations; and

•	other risks and uncertainties described in, or incorporated into, this prospectus.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

SELECTED FINANCIAL DATA

The following selected consolidated financial data are presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All financial statements included in this annual report are presented solely under U.S. GAAP. The selected consolidated financial data should be read in conjunction with and are qualified by reference to Item 5 of this report entitled “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this report.

	2010	2011	2012	2013	2014
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
Revenues	21,762	28,673	31,330	29,057	35,855
Cost of revenues	8,350	11,184	11,989	11,816	14,322
Gross profit	13,412	17,489	19,341	17,241	21,533
Research and development, net	1,647	1,976	2,609	3,377	4,914
Selling and marketing	6,160	7,748	8,733	9,498	12,967
General and administrative	3,845	4,383	5,087	4,637	6,819
Acquisition related costs	-	-	-	-	1,170
Amortization of intangible assets	-	-	-	-	239
Operating income (loss)	1,760	3,382	2,912	(271)	(4,576)
Financial income(expenses), net	(2,190)	(911)	(191)	(286)	(352)
Other (expenses) income, net	(6)	4	-	369	7
(Loss) income from continuing operations before taxes on income	(436)	2,475	2,721	(188)	(4,921)
Taxes on income	24	125	(1,122)	(1)	552
Net (loss) income	(460)	2,350	3,843	(187)	(5,473)
Net profit attributable to non- controlling interest	-	-	-	-	(6)
Net income (loss) attributable to parent company	(460)	2,350	3,843	(187)	(5,479)

Net basic (loss) income per share:	$(0.05)	$0.23	$0.34	$(0.02)	$(0.34)
Net diluted (loss) income per share:	$(0.05)	$0.21	$0.31	$(0.02)	$(0.34)

Weighted average number of shares outstanding for basic net income (loss) per share	9,389,512	10,207,111	11,403,596	11,718,960	16,071,608
Weighted average number of shares outstanding for diluted net income (loss) per share	9,389,512	11,100,654	12,317,502	11,718,960	16,701,608

As of December 31,

	2010	2011	2012	2013	2014
Summary of Balance Sheet Data:
Cash and cash equivalents	1,763	2,090	2,223	3,203	4,386
Working capital	1,762	2,463	7,674	8,498	8,974
Total assets	15,024	15,598	21,535	21,647	47,306
Long term debt	5,250	1,543	1,808	1,956	4,355
Total liabilities	10,732	6,458	6,709	5,933	13,469
Shareholders’ equity	4,292	9,140	14,826	15,714	33,837

 RISK FACTORS

An investment in our ordinary shares involves a high degree of risk.  You should consider carefully the following risk factors when making an investment decision. If one or more of the following risks, or risks and uncertainties not currently known to us or that we believe are immaterial, occur, such occurrence(s) could have a material adverse effect on our business, financial condition, results of operations and prospects, the value of our ordinary shares could decline, and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

If we are unable to achieve and maintain a leading position and to build awareness of our brands, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve and maintain a leading position in data recognition software or to promote and maintain our brands, our business, results of operations and financial condition could suffer.  Development and awareness of our brands will depend largely on our success in increasing our customer base.  In order to attract and retain customers and to promote and maintain our brands in response to competitive pressures, we may be required to increase our marketing budget or increase our sales expenses.   There can be no assurance that our efforts will be sufficient or that we will be successful in attracting and retaining customers or promoting our brands. We recently acquired eGistics, Inc., a provider of cloud-based solutions for the financial sector as part of our efforts to expand our market share and to offer additional products.  We cannot be certain that the acquisition will help us reach that goal. Failure in this regard could harm our business and results of operations.

Our capital requirements have historically been significant and we may not be able in the future to meet our requirements with our working capital.

Historically, our capital requirements have been significant. We may require additional financing in the future to fund our operations and capital requirements.  In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all.  We have no expectation that our existing shareholders will provide any portion of our future financing requirements.  Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts.  In addition, to the extent that we incur substantial indebtedness, we will be subject to risks associated with such substantial indebtedness, including the risk that interest rates may fluctuate or that we may have insufficient resources to repay interest and principal on any such indebtedness.  Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

The impact of a continuing global economic downturn may have a material adverse effect on our business, results of operations and financial condition.

We sell our products and services in various countries around the world, with a significant concentration in Europe. Consequently, our sales and profitability are dependent on economic conditions globally and in each market we operate in. The weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the global economic downturn that has been ongoing to various degrees in various regions since 2008 has resulted in our customers and the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions.  Should those conditions persist or worsen, they might adversely affect our business.

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

For example, the European debt crisis, which has had a negative impact on the European economy, may have adverse impact on our operations.  In, 2012, 2013, and 2014, we generated $19.9 million, $16.6 million, and $19.2 million respectively, of revenues from our operations in Europe, which represented 64%, 57%, and 54% respectively, of our total revenues. We are not certain that we will be able to maintain those levels in light of the ongoing economic difficulties in Europe. The tightening of European credit markets and uncertainty in the Euro Zone arising from the Greek debt crisis, may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.  In addition, the debt crisis in certain European countries, particularly Greece and the implications and terms of any potential of Greece’s debt  has caused and could continue to cause the value of the Euro to deteriorate, reducing the purchasing power of our customers and end-users of our products or services, which can lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

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

Additional acquisitions may lead to increased expenditures and integration costs, and could strain management, financial, and operational resources.

In the past, we acquired related complementary businesses in an effort to expand capacity, enter new markets and diversify our sources of revenue.  Those acquisitions strained our management, financial and operational resources.

Specifically, we recently acquired eGistics, Inc., a provider of cloud based solutions for the financial sector, in connection with our efforts to expand our market share and to offer additional products. We paid $18 million, comprised of $9 million in cash and $9 million in shares. Concluding the transaction required a significant investment of our management time and effort.  In addition, we continue and will need in the future to devote significant management time and effort to effectively integrating eGistics’ business into ours, and we can provide no assurance that we will succeed.

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

We currently have subsidiaries in foreign countries and additional acquisitions in foreign countries, should we choose to pursue them, may pose additional challenges. We could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations.  Also, the acquired businesses may not yield the income and levels of activity we expected them to yield, which may result in losses.

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

The market for data capture systems, automatic form processing systems and mobile data captures is highly competitive.

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies, including EMC (Captiva Software), Mitek, Banctec, Kofax (recently announced to be acquired by Lexmark), Datacap, Delux (Wassau) and Lexmark (ReadSoft), as well as with manual data entry solutions.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times. Further, the emerging market for mobile data capture systems in which we are competing, even at this stage of its development, is characterized by intense competition and rapidly changing business conditions, customer requirements, and technology.   The emerging nature of the market may impose financial risks that competitors with greater financial resources are more equipped to bear.

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

Our business and prospects depend upon our ability to maintain our existing, and to develop additional, strategic marketing relationships and upon the marketing and distribution efforts of our distributors and other strategic partners.  The loss or diminishment of our relationship with any one of our significant strategic partners could have a material adverse effect on our existing operations and growth prospects.  We normally attempt to recruit distributors with established distribution channels and reputations for marketing and installing document imaging, data capture and workflow systems to market our products. We cannot assure you that we will be able to develop such relationships.

Our industry is marked by rapid technological changes and frequent new or updated product introductions, and if we do not respond to such rapid technological changes, new product introductions and enhancements and evolving industry standards, our products and services could become obsolete.

As processing speeds increase, memory capacities expand, software is upgraded, and mobile and onsite infrastructure improve, we need to ensure that our products, capitalize on these developments, and remain compatible with industry standards.  Our ability to compete will depend upon our ability to offer state-of-the-art products in a timely and cost-effective manner.  Our product decisions must anticipate the changing demand for products. Our recent acquisition of eGistics, Inc. represents part of our efforts to expand and update our product offerings, particularly in connection with cloud based solutions. We can provide no assurance that such efforts to expand our customer and product base will succeed. If we are unable to develop, modify and enhance our existing technology to respond to such changing standards and customer demands, our business could be adversely affected.  In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

We have had a history of losses and may incur future losses.

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008, 2011 and 2012, and our losses may recur and continue.  As of December 31, 2014, we had an accumulated deficit of $25,472,000. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will achieve consistent profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects, financial results and results of operations.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue, this may cause our stock price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.

Our lengthy sales cycle increases our exposure to customer cancellations or delays in orders, which may result in volatile quarterly revenues.  Given the high average selling price of, and the cost and time required to implement our solutions, a customer’s decision to license our products typically involves a significant commitment of resources and is influenced by the customer’s budget cycles and internal approval procedures for information technology purchases.  In addition, selling our solutions requires us to educate potential customers about our solutions’ uses and benefits.  As a result, our solutions have a long sales cycle, which can take 9 to 15 months or more.  Consequently, we have difficulty predicting the quarter in which sales to expected customers may occur and actual sales may not necessarily be in the same calendar quarter or even year in which we expended resources in connection with marketing to the client.  The sale of our solutions is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes of our customers, which typically accompany significant capital expenditures.

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

Loss of large customers could adversely affect us.

In 2014 no single customer accounted for more than 10% of our revenues. However, our recent acquisition of eGistics, Inc. has added several customers, each of which could account for more than 5% of our revenue in 2015 and a loss of any such customers could have a significant effect on our business. We are actively recruiting additional large customers and partners for our products.   If we become dependent on large customers our, business, prospects, financial conditions and results of operations could be adversely affected by the loss of such customers.

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

Our success depends on our ability to protect our intellectual property. We rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information.  Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization.  In the past, we have not obtained any patents.  As a result of a change in our intellectual property protection policy, we have begun to file patent applications with regard to relevant technology.  We have applications at this point for patents in the U.S. with regard to mobile capture, full page images and contextual classification.  We may file additional patent applications in the future.  We cannot assure you that:

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

We have significant operations in foreign countries, including research and development, sales and customer support operations.  Currently, in addition to our operations in Israel, we have significant operations in the U.S., Germany, the United Kingdom, and Singapore.  Our international sales and other operations are subject to risks inherent in doing business in foreign countries, including, but not limited to:

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

In 2012, 2013, and 2014 approximately 64%, 57% and 54%, respectively, of our revenues were generated from sales made in the European Union. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition”.

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

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received and from which our revenues and expenses are reported.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar, Japanese Yen and Brazilian Real. In periods when the U.S. dollar strengthens against these currencies our revenue may be adversely impacted. In periods when the U.S. dollar weakens against these currencies, our expenses may be adversely affected. Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases, if made, will not eliminate translation risk or all currency risk.

 Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill. Since 2011 there has been increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and Syria culminating in the replacement of certain leaders in some of those countries and the control of territories by extremist Islamic groups.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Differences between the President of the United States and the Israeli government have grown during the past year, adding to regional uncertainty. Civil war in Syria has intensified and has become increasingly complex over recent months. Stray ammunition from the conflict has landed in Israel from time to time and there have been several cross-border skirmishes which increase the risk of escalation.  Religious fundamentalist organizations such as ISIS and Al Qaeda have played an increasingly prominent role in regional unrest generally and in the Syrian conflict in particular.  In addition, in July 2014, local hostilities intensified as Hamas launched over 3,000 rockets and launched attacks on Israelis from the Gaza Strip into Israel, reaching cities throughout the country, including the greater Tel Aviv area in which our corporate headquarters are located.  The Israel Defense Forces responded with attacks at Hamas targets in the Gaza strip and a military effort which included an invasion of parts of the Gaza Strip.  While hostilities have diminished in intensity, as of the date hereof, no permanent ceasefire agreement has been reached and it is unclear whether hostilities will continue and, if so, for how long.

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

Our principal offices are located in Ramat Gan, Israel. A number of groups in several countries have called for consumer boycotts of Israeli products. While many of those boycotts are focused on products originating in the West Bank and Ramat Gan is not in that area, other boycotts do not differentiate between different areas under Israeli control.  Various political events from time to time have led to the revival or intensification of boycott efforts. Existing or future boycott efforts might adversely affect our sales efforts, and could have a material adverse effect on our business, prospects, financial condition and results of operations.  Israel’s ongoing military conflict with Hamas and the resulting invasion of parts of the Gaza Strip was met with new international efforts to boycott Israeli products and services. While it is unclear as whether such efforts will have a material impact on Israeli business, it remains possible that they could discourage current and potential customers from purchasing our products and thereby have a negative impact on our business, prospects and financial condition.

Our operations may be disrupted by the obligation of key personnel to perform military service.

Generally, all male adult citizens and permanent residents of Israel under the age of 42 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) are obligated, unless exempt, to perform military reserve duty annually and some of our employees in Israel are so obligated.  Moreover, in the event of armed conflict in which Israel is involved or the threat of such conflict, these employees might be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to expand our business or replace employees on active military duty.

During Israel’s armed conflict with Hamas in July of 2014, the Israel Defense Forces called thousands of citizens to report for reserve duty, including several of our employees.

Our operations could be disrupted by the absence for a significant period of key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

We may not be able to expandour personnel or marketing efforts quickly enough to support our growth.

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

Government grants similar to grants we have received for research and development expenditures in the past may not be available to us in the future.  Furthermore, our receipt of such grants limits our ability to develop products and transfer technologies outside of Israel and imposes certain liabilities on us.

In 2014, as well as several times in the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984. Such a grants were given to finance a portion of our research and development expenditures in Israel.  Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of the grant, linked to the dollar, plus interest at the LIBOR rate. The grants received during 2012, 2013 and 2014 totaled $408,000.   The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether or the OCS may not accede to future grant requests from us.  In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties.  The terms of the OCS grants limit our ability to transfer technologies outside of Israel without the prior approval of the OCS, if such technologies were developed using OCS grants or arose out of such technologies.  The OCS has the right, but not the obligation, to allow transfer of technology outside of Israel. Even if we receive for the transfer of technology outside of Israel, such approval of the OCS will be obtained on the terms that are acceptable to us, or at all. See also “Governmental Regulation” in Item 4 below.

If we fail to satisfy the conditions specified under Israeli law, we may be denied benefits to which we are currently entitled or may be entitled to in the future.

Our activities in Israel have been granted “Approved Enterprise” (established plan) and "Benefited Enterprise" status under "The Law for the Encouragement of Capital Investments, 1959", or the Investment Law, as amended.  The benefits available to an Approved Enterprise program or a Benefited Enterprise are normally in the form of favorable tax rates and are dependent upon the continuing fulfillment of ongoing conditions stipulated in the certificate of approval or under applicable law.  If we fail to comply with these conditions, in whole or in part, benefits from tax exemptions or reduced tax rates would likely be denied us in the future and we could be required to refund tax benefits already received. There can be no assurance that such benefits will be continued in the future at their current levels or at any level.

For a description of the investment law and its recent material amendments, see “Additional Information-Law for the Encouragement of Capital Investments, 1959.”

The amendment of Israeli tax laws or tax laws of other countries may adversely affect our profitability.

Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit. These changes could have a material adverse effect on our business, competitiveness and financial results.

The application and/or amendment of Israeli laws or laws of other countries may adversely affect our ability to enforce judgments or other rights.

Because our principal offices are located in Israel, we are subject to Israeli law.  Many of our contracts with third parties are subject to the laws of other jurisdictions.  We cannot assure you that any judgments granted in the U.S. or any jurisdiction other than Israel would be capable of enforcement or execution in Israel.  Nor can we assure you that any of our contracts pursuant to the laws of any foreign country are enforceable by us.  The inability to enforce or execute judgments or other rights and/or the possibility of the laws of various jurisdictions being amended from time to time may have a material adverse effect on our business, prospects, and financial condition.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, assert U.S. securities law claims in Israel or serve process on substantially all of our officers and directors.

We are incorporated in Israel. Many of our executive officers and directors are nonresidents of the U.S., and a majority of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S. against us or any such persons or to effect service of process upon these persons in the U.S. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws if they conclude Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court would agree to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.

Under current Israeli law, we may not be able to enforce covenants not to compete, and,therefore, we may be unable to prevent competitors from benefiting from the expertise ofsome of our former employees.

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

In addition, the trading price of our ordinary shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including, but not limited to:

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or the threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts, if any;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the software industry;

•	additions or departures of key personnel or directors;

•	regulatory developments in the U.S. and other countries in which we operate;

•	developments or disputes concerning our intellectual property rights;

•	general market conditions;

•	overall fluctuations in the U.S. and world equity markets; and

•	economic and other external factors or disasters or crises.

If we fail to maintain NASDAQ minimum price requirements or other applicable continued listing requirements, our ordinary shares could be delisted.

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

If we fail to maintain the minimum price for our ordinary shares required by NASDAQ or comply with other continued listing requirements of NASDAQ, our ordinary shares could be involuntarily delisted.

A large number of our ordinary shares could be sold in the market in the near future, which would cause downward pressure on the market price for our ordinary shares.

As of March 22, 2015, we had approximately 17,832,959 ordinary shares outstanding, of which 13,659,268 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  A substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of March 22, 2015, there were outstanding options and warrants to purchase an aggregate of approximately 1,489,835 ordinary shares.

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

Generally, transactions in securities that are traded in the U.S. at a market price per share of less than $5.00, may be subject to the “penny stock” rules promulgated under the Exchange Act.  Under these rules, broker-dealers who recommend such securities to persons other than institutional investors:

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

As a result of these requirements, if our ordinary shares become subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our ordinary shares in the U.S. may be significantly limited.  Some broker-dealers have adopted a policy under which they refuse to allow clients to hold penny stocks in their brokerage accounts, or refuse to open new accounts holding penny stocks. Accordingly, the market price of our ordinary shares may be depressed or limited, and investors may find it more difficult to sell the shares.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising its rights and fulfilling its obligations toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, the Companies Law does not define the substance of this duty of fairness, which is determined primarily in case law.

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

Provisions of Israeli law could delay, prevent or make difficult a change ofcontrol and therefore depress the price of our shares.

The Companies Law generally provides that a merger be approved by the Board Of Directors and by the shareholders of a participating company by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In addition, another procedure for the completing an acquisition or merger requires court approval of the terms of the transaction.  In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Furthermore, Israeli tax considerations may make potential acquisitions unappealing to us or to some of our shareholders.  Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which, if public trading in our ordinary shares resumes, could depress our share price.

We are a foreign private issuer and you will receive less information about us thanyou would from a domestic U.S. corporation.

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

Due to an exemption available to us as a foreign private issuer, our interim financial information is not audited or review.

As a “foreign private issuer”, we are exempt from rules under the Exchange Act that require quarterly financial statements since our home jurisdiction does not require such disclosure.  While we provide interim financial information through Forms 6-K in accordance with NASDAQ requirements, such financial information is not audited or subject to the heightened level of review required of domestic issuers. As a result, you may not be able to obtain the same information relating to us as you would for a domestic U.S. corporation.

Although our internal control over financial reporting was considered effective as of December 31, 2014, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Our ordinary shares began trading on the NASDAQ in November 1996.  Our ordinary shares were previously also traded on the Tel Aviv Stock Exchange (“TASE”).  Effective October 31, 2014, we voluntarily delisted our ordinary shares from the TASE.

Recent Developments

Acquisition of eGistics, Inc.

On July 16, 2014, we closed our acquisition of eGistics, Inc., a Delaware corporation, pursuant to an Agreement and Plan of Merger (the “Acquisition”). eGistics was a leading provider of private cloud-based document management solutions that enable organizations in the financial industry to optimize the way they store, manage and distribute content, documents and business information.

We paid a total of $18 million in consideration of eGistics, which was comprised of $9 million in cash, subject to a working capital related adjustment, and issued 2,353,310 of our ordinary shares valued at $3.8244 per share, or $9 million in the aggregate.  After application of the adjustment, we paid a net cash amount equal to $8.3 million. The price per share of our ordinary shares issued in connection with the transaction was calculated pursuant to the terms of the Acquisition.

The Acquisition included customary provisions for transactions of this nature, including indemnity obligations concerning certain representations and warranties.  The indemnity obligations are secured by an indemnity insurance policy in favor of our wholly owned US subsidiary, and a portion of the cash consideration we paid into escrow.

Subsequent to the Acquisition we appointed Mr. Donald Dixon to our Board Of Directors for a two year term.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.2% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

We filed a registration statement on Form F-3 which become effective as of October 8, 2014registering the 2,353,310 of our ordinary shares for resale by parties which received ordinary shares in connection with the Acquisition.  The resale of such shares is contractually restricted until July 15, 2015, when 1,176,655 of such shares (allocated pro rata among the selling shareholders) will be released from this restriction, and the remainder will be released from this restriction on July 15, 2016.

On October 21, 2014, we amended eGistics’ certificate of incorporation to rename the entity TIS Americas, Inc.

Underwritten Offering

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

We funded the cash portion paid in the eGistics transaction from the cash proceeds of the offering.

Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

Business Overview

1. Products and Solutions

Our product and solution offerings are based on our flagship eFLOW® proprietary platform, an industry-leading content capture and workflow platform that empowers a wide variety of solutions. Our current primary software development, sales and marketing efforts focus on the eFLOW® INVOICE solution for Accounts Payable (AP) Automation; the eFLOW® Digital Mailroom for intelligent data input management; and our most recent offering, our innovative Mobile Imaging Platform (MIP).  The TIS mobile imaging platform empowers a wide variety of mobile applications based on our high-quality data and image capture and recognition capabilities. In Addition to these solutions based on the eFLOW® platform we also feature our iRemit solution based on the CloudDocs platform acquired as part of the eGistics acquisition.

Since our founding in 1991, we have developed and marketed innovative solutions that optimize the capture, recognition, validation and delivery of content in any format, from any source.  Our robust platform and best-in-class recognition technologies capable of scanning over a million documents a day have facilitated our successful implementation of some of the industry’s highest volume document imaging projects.  Large and mid-sized enterprises across the globe benefit from this expertise and deploy eFLOW end-to-end solutions to collect information from different types of inbound paper and electronic documents and process them to provide actionable data delivered to their enterprise resource planning (ERP), and customer relationship management (CRM) and workflow systems. eFLOW integrates with all leading enterprise applications, including certified bi-directional integration with SAP and other leading ERP solutions. Our most recent release, eFLOW5, the next generation capture and workflow platform, offers industry-leading cloud, SaaS and web enablement, full capture and workflow capabilities for automating comprehensive business processes and  mobile image processing functionality fully integrated within the multichannel solution.

Looking to the future, in sync with leading technology partners, TIS hopes to leverage its core know-how to invest in innovative, game-changing technologies to develop capture functionalities in new arenas with high market potential such as cloud-based solutions, mobile solutions, wearable solutions and even crowdsourcing.  In our efforts to provide solutions compatible with market trends, we continue to invest significantly in cloud and mobility and are expanding our hybrid business model to grow our software as a service (SaaS) operations while maintaining our existing on-premise business. Leveraging our early-to-market position developing technologies for mobile devices, our solutions feature very high mobile imaging quality and we continue to develop an expanding set of new mobile applications. Our products have given us access to a new business to business to consumer (B2B2C) market segment with an attractive business model.  Enterprises purchase our B2B applications to provide them on a transactional basis to their extensive B2C customer bases. Going forward, as big data, big content and analytics become increasingly significant for document-driven process automation solutions, we will continue to enhance our solutions and offer high value cutting-edge technologies.

As a result of the acquisition of eGistics, our offerings of SaaS have increase, which we refer to in this report as part of our products.

Challenges for Document-Centric Process Management

As the volume of paper and electronic documents enterprises handle in their routine business operations continues to increase, enterprises incur high expenses and endure errors, slow processes and delays.  Processing of paper documents translates to delivery and storage charges, as well as to mistakes and penalties due to errors and lost documents, slow response to customers and overall low efficiency and productivity. Enterprises in every industry sector, and banks and insurance companies in particular, need to optimize document-centric processes to ensure productivity and responsiveness to customers. Forward-looking companies are challenged to find ways to make their businesses more efficient to achieve straight-through processing (STP) to accelerate processes and reduce operational costs, as well as to maintain optimal access to business-critical data.

eFLOW® Platform

TIS has developed eFLOW, its flagship product, an advanced proprietary platform that leverages our over 20 years of experience in the market.  eFLOW offers “One platform. Multiple Choices.”   The uniform eFLOW platform provides a common architectural infrastructure for all the eFLOW solutions it drives.  A modular solution, each module has been customized to tackle different business challenges using one underlying technology and infrastructure. Companies can target their most urgent problems and then expand the solution through their enterprise as required. Businesses benefit from streamlined processes across the company and a consistent look and feel.  eFLOW is a scalable solution that grows with the customer’s business.

Our eFLOW technology includes mechanisms and engines that allow it to continuously achieve very high recognition rates for even very complex documents. eFLOW captures all incoming information from all points of origin and collects them into one gateway to the business – from structured, semi-structured, and unstructured document formats, and from multiple channels - scanned paper, fax, email and other digital files, mobile devices and more. Both printed and handwritten content is processed using our powerful OCR and ICR software functionality. The software effectively and automatically extracts, classifies and verifies the relevant information from the documents and routes it intelligently for further action, accelerating business processes.

Our R&D group constantly improves the eFLOW technology, its algorithms and architecture in order to maintain its industry-leading intelligent capture and recognition of complex documents. In 2012, eFLOW was recognized by Forrester Research as one of the top five multichannel capture solutions, being the only solution to score 5 out of 5 in both "Intelligent Data Capture" and OCR Support categories. In 2013 TIS released eFLOW5, the latest version of the eFLOW platform offering enhanced capture at point of origin, performance monitoring and analysis tools and integrated mobile functionalities that address the latest market demands.  eFLOW5 has enhanced the existing system with a uniquely powerful and comprehensive combination of web-enabled and cloud-enabled architecture, reinforced security, fully integrated mobile capture and end-to-end capture-enabled workflow.

Based on a single, integrated environment, the eFLOW platform provides a visual application designed to enable the implementation of a complete solution quickly and easily.  Leveraging this modular platform with its open, scalable and flexible architecture, eFLOW facilitates the development of a wide range of applications, from desktop, stand-alone applications through to high-volume, network-based, remote and local systems.  The eFLOW platform allows maximum flexibility, using one set of rules for all applications, dramatically reducing implementation time while broadening the utility of the solution across the organization.

eFLOW offers a definite advantage in mixed environments where documents in different formats need simultaneous processing, classification and storage in databases for retrieval at a later date.  The technology can easily and concurrently process unstructured, semi-structured and structured documents and manage them within common, integrated processes.  eFLOW manages these tasks without the need to pre-design templates.

eFLOW's open architecture allows for integration with all major content management ERP, customer relationship management (CRM) and workflow systems as well as with all major multi-function printers and scanners. Therefore, eFLOW enables end-to-end solutions for enterprise content management projects, eliminating a significant portion of traditional manual data entry, decreasing the need for data entry resources and processing time, and significantly improving the quality, accuracy and value of the data.

eFLOW is based on the Microsoft .NET technology, ensuring compatibility with future Microsoft technologies and other technology partners, and ensuring customers shorter and easier implementation processes, faster run-time and robust and secure execution environments. The use of these technologies allows customers, developers and partners to modify user interfaces, extend functionality and connect TIS’ eFLOW with other mission-critical applications to create fully integrated business solutions.  eFLOW includes support for the XML standard which enables the interchange of documents between systems and applications in a standard format.

eFLOW’s scalable Client/Server architecture allows all users to uniformly access the solution via one standard interface residing on the eFLOW server, which results in superior network security and efficiency. Customers can select between a centralized or decentralized mode of operation. Multiple applications and servers may be viewed and controlled at any given moment, on site or remotely; additional servers may be added to a system without any downtime.

To support the needs of clients’ global operations, the eFLOW system can process multiple languages at the interface, database (Unicode), and OCR / ICR levels.  Currently the system supports all major European languages, as well as Chinese and Japanese.

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

This latest release preserves all the flexibility, reliability and robust performance for which eFLOW is well-known, along with:

•	Scalability & New Architecture;
•	Web-Enabled User Interfaces;
•	Recognition Workflow;
•	Monitor & Control Tools;
•	Mobile Capture; and
•	eFLOW® INVOICE and eFLOW® DMR End-to-End Solutions

eFLOW5 includes an integrated workflow engine which enables eFLOW5 to automate and support all types of end-to-end document-centric processes in accordance with specific business rules. These include complex workflows with step sequences such as capture, recognition, validation, approval, payment, intelligent routing, classification, response, archive and more. Users can conveniently access the workflow through a web browser or smartphone.  The demand for integration between capture solutions and business workflows increases as enterprises seek end-to-end fully automated processes.

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

The eFLOW5 Main Modules include:

DESIGN:  eFLOW5 DESIGN allows the creator of an eFLOW5-based solution to construct a recognition algorithm without any need to write code.  Simple dragging and dropping of recognition components enables the creation of algorithms for very complex documents and recognition needs. These recognition templates can be easily designed by IT administrators or TIS implementation partners.

SNAP:  Unique, fully integrated mobile imaging technology can effectively capture any document – large documents, full-size multi-page documents, ID cards, even a check, which can be remotely deposited using the eFLOW5 mobile capture technology. Insurance applications and payments, proof of identification, mobile Bills of Lading, account opening forms and others can be addressed by eFLOW5 using its mobile capture capabilities and processed in real-time on our multichannel platform in sync with all content.

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

REPORT: eFLOW REPORT module comes pre-loaded with a broad-range set of reports. These reports change dynamically as they receive new data, providing a real-time snapshot of capture and workflow activity and giving executives visibility into capture operations.

DELIVER: eFLOW5 delivers content right into the company’s IT systems – integrating easily into SAP, Oracle, or any enterprise ERP, CRM or other system – applying that content to activate business processes and systems that enable the enterprise to get its work done. Because of the high level of accuracy throughout the eFLOW capture and recognition process, the data transferred to the corporate systems is clean and error-free, eliminating re-processing work.

eFLOW - Enterprise Solutions

The unique and robust eFLOW platform powers a suite of preconfigured best practice business automation and document and data processing solutions that can be configured to meet the needs of different industry sectors.  The core solutions we focus on today are eFLOW INVOICE and eFLOW Digital Mailroom.  In addition we have configured a variety of document process automation solutions that suit the needs of various industries such as Government, Banking, Insurance, etc.

eFLOW® INVOICE for Accounts Payable (AP) Automation

Accounts Payable (AP) automation is a need shared by every enterprise. eFLOW INVOICE lets Accounts Payable and Purchasing Departments streamline their processes – from order to payment. The end-to-end multichannel invoice capture and workflow solution collects invoices of any type, extracts the relevant invoice data and validates it with three-way matching against the database, enabling seamless process automation.  The efficient approval workflow, fully integrated with SAP and other ERP systems enables efficient payment, improves Accounts Payable monitoring and cash flow planning.  Maximized straight-through processing and compressed invoice processing cycles, eliminating delays and penalties and achieving discounts, mean significantly reduced invoice processing costs.

eFLOW INVOICE streamlines the process from capture to payment in simple straightforward steps.

First, eFLOW INVOICE can capture any invoice that comes into the organization, whether paper, EDI , XML or other digital e-invoice formats  or PDF via; scanner, email, file transfer or  mobile phone.  The system automatically recognizes the important fields on an invoice – the date, amount, invoice number, vendor and other key fields.

Second it validates the fields and also the invoice as a whole, comparing it to the appropriate purchase order and receipt for goods, extracting relevant information from enterprise IT systems to complete the automatic examination and validation.

Finally, eFLOW INVOICE manages the approval workflow by applying the internal business rules of the organization to expedite the otherwise long and tedious approval process. Once approved, the invoice can be posted and paid through integration with the ERP system in the organization, whether SAP, Oracle, Microsoft Dynamics or any other – to complete the process.

        Important features include the Exception Station module – an easy-to-use graphic user interface that allows manual intervention when invoices are rejected.  The eFLOW INVOICE Dashboard gives management visibility into payment schedules, bottlenecks and AP performance metrics. The Dashboard notifications ensure that High Priority tasks such as Early Discounts or SLAs are not missed.  The eFLOW INVOICE Supplier Portal eliminates repeated inquiries from vendors about invoice status.  Vendors can log into the portal through the web to check status themselves.

eFLOW® DMR - Intelligent Digital Mailroom

eFLOW Digital Mailroom manages all content entering an organization, whether handwritten or printed, regardless of its form or origin. All inbound information is collected on one platform and combined into a single electronic data capture workflow. The data is captured, classified and dispatched at high speed out to the relevant points within the organization and offers powerful sorting, routing, prioritization and automatic response capabilities to ensure that all mission-critical input immediately reaches the right destination while in parallel all routine data is handled efficiently. The solution eliminates delays and errors and accelerates document-centric initiation of processes to significantly improve responsiveness to customers.  This process results in improved efficiency and customer service, better relationships with suppliers and business partners, as well as reduced errors and associated costs.

eFLOW Digital Mailroom utilizes powerful artificial intelligence algorithms, enabling it to recognize incoming documents in complete context related to other materials, and allowing faster and more accurate recognition and classification.  The solution generates automatic responses to incoming mail which facilitate immediate reaction to critical issues, improve responsiveness to customers and significantly save time and money by eliminating routine manual mail-related tasks.

In 2014, eFLOW Digital Mailroom was deployed on the new eFLOW5 platform, offering many enhancements and new functionalities.  The eFLOW5 Supervise and Dashboard modules are key in high volume Digital Mailroom implementations, where they help eFLOW® administrators monitor and optimize system performance to ensure that processes are executed in accordance with Service Level Agreements.  The eFLOW5 embedded workflow component gives eFLOW Digital Mailroom extended Business Process Management capabilities, incorporating content capture into numerous enterprise processes.  One area of critical benefit is automatic response management, where workflows generate automatic context-relevant intelligent responses to customers in response to various incoming correspondence.  eFLOW Digital Mailroom takes advantage of the integrated mobile image processing functionalities in eFLOW5 to enable input of documents of all types via mobile devices; similarly, eFLOW Digital Mailroom employs another new technology developed in 2014, eFLOW® CrowdBridge, to enable the use of low-cost, efficient crowdsourcing workers to validate content.   Web Front Office is another new feature added in 2014; users can split, merge, delete, sort, classify and capture documents using only a web client.

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

MobiFLOW is a multi-purpose mobile capture and processing platform that enables capture of any document of any size – A4 or multiple page documents - “in the field” using a mobile device.  The software recognizes, indexes and classifies the document locally and can then transfer it to an eFLOW-based MobiFLOW server for additional classification and recognition as well as for manual validation. MobiFLOW uses a combination of “AutoCapture” and “document video capture” methodologies in order to allow the user to easily capture the document.  The unique characteristic of the MobiFLOW solution is the fact that much of its capabilities are found on the mobile device, preventing the user from having to wait until the document is transferred to the server in order to be sure that the document image is sufficiently high quality for recognition and understanding.   MobiFLOW serves the enterprise demand to transport business processes dependent upon complex documentation to the mobile workforce via mobile device.

An important advantage of all these applications is that they can be fully integrated with the eFLOW platform and various eFLOW industry solutions.  For example, using eFLOW for Banks with MobiCHECK together, banks can offer their customers the fastest, smoothest, most accurate and reliable check processing experience possible. By accelerating both the external and internal steps in the check processing workflow, the bank can speed fund transfers and account reconciliation to ensure its account holders optimal customer service.

In 2012, hawse have successfully introduced its mobile suite to the high-paced and exponentially expanding mobile capture market in the US Our entry into agreements with highly-reputed partners such as Jack Henry & Associates and Fiserv provided us with recognition an important inroad into this growing market. In 2014 we continued to develop and enhance our range of mobile image processing applications. We believe that our experience and expertise in the document capture space combined with thorough research of the emerging mobile device technologies provides an effective synergy that will facilitate the introduction of cutting-edge new products with significant potential to become solid drivers for Top Image System’s future growth.

eFLOW Industry Solutions

We provide innovative solutions to a range of vertical public and private sector markets.  With eFLOW clients gain a remarkable improvement in business process efficiency while reducing their operating costs.  We have packaged eFLOW in pre-configured solutions for the following sectors:

•	Banking & Financial Institutions;
•	Government Departments & Statistical Offices;
•	Insurance;
•	Health Care;
•	Energy & Utilities;
•	Transport & Logistics;
•	Postal Services;
•	Retail & Manufacturing; and
•	Business Process Outsourcing (BPO) and Shared Services

eFLOW in e-Government & Forms Processing

TIS continues to be a global leader in processing population censuses and related projects in which governments need to collect and process high volumes of form-based data in very short timeframes. Related projects include election processing projects, social security, tax and other government form processing projects, as well as postal service projects in which various types of postal items are quickly scanned and processed for accurate and rapid tracking and delivery.  The United Nations Population Fund (known as UNFPA) has renewed its long-term agreement with us certifying as a UNFPA supplier for a comprehensive census management package including scanner hardware, recognition software, census questionnaires and related census project services.  Any country that will execute a census within the next three years can obtain the eFLOW® Census Management Package via the UNFPA.

eFLOW in Banks

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

CloudDocs® Platform

With the acquisition of eGistics Inc. in 2014, TIS expanded its product offerings with the addition of the eGistics cloudDocs® platform and a number of applications build on the platform servicing several industry segments

The CloudDocs platform enables customers to extend business processes via internet-based solutions which need not reside on a user’s device, generally referred to as "the cloud".  The CloudDocs platform enables information delivery and process execution in a secure, distributed fashion.  The platform is the foundation for all applications, allowing the company to rapidly deliver new functionality and applications.  A core component of the platform is its unique hierarchical multi-tenet security model.  The security model is designed to support an arbitrarily complex set of security model for each tenant, and enables each tenet in turn to create additional virtual multi-tenant hierarchies within its own domain. The platform supports a delegated administration, allowing different users to control and configure each node in the hierarchy. The platform includes a user configurable metadata layer that allows users access to specific applications or processes.  The CloudDocs platform also includes common services such as auditing, persistence, repository services, and replication. By leveraging the CloudDocs platform, new applications can be delivered quickly by focusing only on the vertical business requirements.

CloudDocs DM

CloudDocs DM automates the capture, management and storage of documents for any business process in a highly secure, highly scalable and compliant environment. On-line document management capabilities enable organizations to store documents in one place, eliminating confusing, ad hoc filing systems while securely protecting documents from loss, damage or unauthorized access

CloudDocs DM includes special data parsers that can dynamically generate metadata based on configuration files, and perform virtual report “bursting”. The virtual reports can provide a user access to the one page out of a 1,000 page report that he or she is allowed to view.

CloudDocs DM’s multi-tenant, SaaS-based architecture also enables access and retrieval of stored documents from any authorized device, anywhere. The intuitive interface of CloudDocs DM enables users to build the site to reflect their own organizational structure. Documents can be organized by department, function, location, role, etc.  Additionally, the cloud-based application can be managed from a centralized administrative console, enabling administrators to manage users, add new fields, update lists of selection choices and broadcast messages to users.
CloudDocs DM is easily configurable for a variety of needs, across a variety of verticals and business applications. Sample solutions include applications that process:

• Audit documents;
• Accounting data;
• Human Resources process;
• Medical records;
• Loans documentation;
• Litigation and discovery documents; and
• Real estate documents.

As a result of our acquisition of eGistics, we now delivers additional solutions and are rapidly integrating eGistics’ cloud operations with the rest of our products and services.

CloudDocs for Financial Service

TIS now specializes in providing private cloud-based document and data management applications that help banking and financial services companies improve business processes in a secure and compliant environment.

TIS’ suite of additional applications for banking and financial services organizations includes our iRemit solutions.

iRemit

For third-party remittance processors and banks CloudDocs based iRemit streamlines the post processing storage and management of imaged remittance documents and data, including vital functionality such as remittance item research, post-processing exception workflow, and complete activity audit reports. iRemit also provides powerful management of remittance exceptions that cannot be posted until they are corrected. This enables corporate billers to identify decision exceptions and re-present them for posting on the  day on which they are identified as exceptions.

        iRemit provides a highly secure, distributed access to payments data and related document images for historical transaction content management.  Authorized users can research, display, download, or export data and related document images – including checks, remittance coupons and advices, lists, invoices, correspondence, and envelopes – for unlimited transactions.

iRemit includes a data extraction module that produces data feeds in a number of configurable formats, used for automated accounts receivable posting, potentially eliminating manual keying and posting delays. The output module also can generate customized image transmission files for clients that want to load remittance data into in-house systems.

The application’s scalability can support the requirements of the largest financial institutions and their customers. The largest third-party lockbox providers and many of the top U.S. banks use iRemit to provide data and document access to their retail, wholesale and whole-tail lockbox clients. The application also provides access to EOB data and related document images for healthcare banking customers.

A common content management infrastructure across all of these payments applications allows users to access consolidated information via single sign-on, Web Services or bank portal. iRemit also is compatible with any legacy remittance or lockbox processing system, ensuring that users can access all of the information they need to run their business. Other key benefits include:

•	Cost-effective solution for managing the growing volume of data and document images;
•	Highly reliable fully redundant architecture with automated fail over;
•	Distributed and timely access to the transaction content required for enterprise functions;
•	Highly configurable user experience, workflows and business rules;
•	Variable-length storage periods to meet any corporate retention policy;
•	Highly secure user access, and industry-leading audit tracking and reporting;
•	Highly scalable, loading hundreds of millions of images monthly;
•	Integrated HIPAA, PCI, BSA, FFIEC and SSAE 16 compliance standard;
•	Optional streamlined exceptions management through a real-time, rules-based engine/PPE; and
•	White-Labeled branding

CloudDocs for Healthcare

CloudDocs for Healthcare provides a highly scalable claims management system that enables users to quickly search millions of documents directly from the CloudDocs user interface or via integration with on-premise applications. It automates time-intensive, document-driven processes and provides real-time access to information, while reducing processing costs and helping companies meet compliance requirements. CloudDocs for Healthcare helps health care or health care-related organizations handle an increasing number of documents, forms and records that must be captured, organized, protected and retrieved at a moment's notice. CloudDocs DM can also be used to divide and allocate work tasks, control access, identify and collect required documents and share information. The solution can also be used effectively to manage.

New Technologies Driving Future Growth

From its inception, TIS has earned its reputation for being a visionary technology leader by bringing strong solution that many enterprises choose over competing products. Our high percentage of customer retention illustrates the lasting value of our core offering. In parallel with the steady and stable business we have built for our traditional solutions, TIS has also worked to grow revenues faster by developing new growth engines as offerings for new markets that demonstrate high growth potential.  We recognized the potential in the use of mobiles device for document capture and were early to market our mobile imaging solutions.  Since then, the program has developed into strong portfolio of mobile image processing applications that is attracting great interest from the now maturing mobile capture market, for which analysts predict that the growth potential is significant.

Along with integrated mobile capture, following the recent launch of eFLOW5, in 2014, TIS deployed new technology for crowdsourcing and launched eFLOW® CrowdBridge, an innovative cloud-based collaboration between TIS and Amazon that outsources cost-intensive elements of capture operations via crowdsourcing.  Developed on Amazon Mechanical Turk, a crowdsourcing Internet marketplace that enables individuals and businesses to coordinate the use of human intelligence to perform tasks that computers are currently unable to do, the solution allows enterprises to accurately, efficiently, economically and securely validate manual content on crowdsourcing platforms to substantially reduce IT and labor resource costs. eFLOW CrowdBridge is available to 500,000 registered Amazon Mechanical Turk workers from over 190 countries worldwide. This forward-thinking application of cloud-based technologies for document capture is certain to have far broader applications beyond validation in the crowd that will meet other diverse and valuable business needs. eFLOW CrowdBridge was nominated one of three best ECM solutions in 2014 and has won “Best of 2014” IT Innovation Award for its Crowdsourcing solution in the category Content Management.

Principal Markets

As of December 31, 2014, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore, Australia and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and Eastern Europe, Asia and Africa.  We have several local sales and technical representatives in multiple countries, these representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

Product Revenues by Region (U.S. dollars in thousands)

	2012		2013		2014
	$	%	$	%	$	%
Europe	9,146	60%	4,934	39%	6,985	40%
Asia Pacific	1,534	10%	2,362	19%	2,794	16%
North and South America	2,442	16%	4,407	35%	6,995	41%
Africa & Middle East	2,181	14%	825	7%	510	3%

Total	15,303	100%	12,528	100%	17,284	100%

Service Revenues by Region (U.S. dollars in thousands)

	2012		2013		2014
	$	%	$	%	$	%
Europe	10,790	67%	11,632	70%	12,250	66%
Asia Pacific	3,482	22%	3,220	20%	3,487	19%
North and South America	1,595	10%	1,131	7%	2,531	13%
Africa & Middle East	160	1%	546	3%	303	2%

Total	16,027	100%	16,529	100%	18,571	100%

Description of Markets and Trends

ECM – Image and Capture segment

Our technologies and software solutions are generally categorized under the ECM (Enterprise Content Management) segment of Enterprise IT, and within this segment we have traditionally offered Multichannel Content Capture, Workflow and Delivery solutions.  While we believe in the robustness of our solutions and that the future growth prospects for our core business are promising, we can provide no assurance that we will successfully respond to the demands of the market.

Gartner Research cites Top Image Systems as a document capture solution provider in its 2014 Magic Quadrant for Enterprise Content Management, a report indicating that ECM technologies continue to attract more users and deliver value to enterprises, aiming to tackle deeper business challenges that need strong and flexible process capabilities.  Gartner indicates that the use of ECM is increasing via cloud-based deployments and mobile devices, and that this market is evolving as enterprises increasingly need content to be delivered in a personalized fashion — to the right people, at the right time, on the right devices, and in the context of particular business processes or needs. (Source: “Magic Quadrant for Enterprise Content Management”, Gartner Research, September 25, 2014, Mark R. Gilbert, Karen M. Shegda, Kenneth Chin, Gavin Tay, Hanns Koehler-Kruener)

In the context of inbound data capture, Forrester Research has predicted a “Digital Content Transformation” bringing enterprises multiplying paths open for customer interaction, increasing content management complexity and opportunity.  Enterprises are deploying advanced capture and workflow technologies that let businesses capitalize on their inbound content early-on to better execute on upstream processes. Moving away from the scenario of a central hub where incoming enterprise content - largely paper-based - is collected, businesses today must be increasingly capable of handling an influx of variegated data via multiple channels, including on-demand capture from numerous dispersed points of origin, many of which are mobile or web-based. (Source: “Six Trends Reshape - The Content Capture Market”, Forrester Research, September 5, 2014, by Craig Le Clair with Alex Cullen, Deepti Datta, and Elizabeth Cullen – Top Image Systems is displayed in the vendor diagram illustrating the report.) To better execute on upstream processes, enterprises increasingly demand end-to-end packaged solutions incorporating multichannel content capture that triggers and executes business processes, thus combining content capture with the broad software category generally referred to as Business Process Management (BPM).  TIS is attuned with the trend to combine ECM capture and BPM together in packaged software solutions also referred to in this context as “Smart Process Applications”, a term coined by Forrester Research and continuously gaining traction; Gartner Research continues to refer to the category as intelligent BPM suites.

Smart Process Solutions

Smart Process Applications are simpler to implement than traditional BPM platforms and solutions and are designed to streamline collaborative activities involving people, data and processes, combining content and context. These solutions help businesses balance between the need to accelerate responses and improve customer experience and the need to reduce operational expenses by maximizing process efficiency, while at the same time ensuring compliance with standards and audits. For process-oriented digital businesses, the focus on common transactional processes that minimizes human involvement shifts to a view of collaborative processes involving people that actually define the success of a company. Smart process apps fit today’s shift in process thinking and Forrester predicts that the market for SPAs will continue to grow exponentially, reaching $34 billion through 2015. (Source: “Smart Process Applications Fill a Big Business Gap” Forrester Research, Andrew Bartels and Connie Moore, August 8, 2012. For related information, see “The Forrester Wave™: Smart Process Applications, Q2 2013” Forrester Research, Andrew Bartels and Connie Moore, April 24, 2013).

Gartner Research explains that today’s digitalization trends force enterprises to deal with enormous business changes; enterprises need solutions that can efficiently manage current business processes, while being capable of adapting to handle imaginative, new and innovative processes that align with consumers’ changing demands and behaviors. These solutions, often cloud-based, capture mobile, web and other new forms of content to serve customers anywhere, anytime.  SPAs combine intelligent capture with well-defined workflows that are designed to optimize repetitive transactional processes in order to achieve straight-through-processing and reduce process cycle time; at the same time they provide flexible tools for managing dynamic processes involving exceptions and requiring on-the-fly rule and route changes to align with the unexpected changes typical of today’s digital economy. (Summary of ideas presented in “Predicts 2015: The Intersection of Information Innovation and Business Digitalization”, Gartner Research, 28 November 2014, Douglas Laney, Yefim V. Natis, Alan Dayley, Joe Bugajski, Don Scheibenreif, David Newman, Kurt Schlegel.)

We continue to expand its solutions in this area, focusing in 2015 on packaged smart process solutions for Accounts Payable Automation and on Digital Mailroom for incoming customer correspondence processing. The latter  streamlines customer engagement processes such as customer onboarding, account initiation, loan or mortgage applications and more. Gartner’s IT Market Clock for Financial Applications for 2014 categorizes AP Automation solutions as quite mature and recommends that enterprises that don’t have them adopt them within the next 12 months, citing TIS as a sample vendor.  Gartner contends that, at present, these solutions augment the ERP systems with which they integrate, providing an easier to use interface and a single uniform AP management process which is especially helpful when multiple ERPs or multiple ERP instances are in use, and is also very effective in shared services scenarios.  Best-of-breed AP Automation solutions such as that from TIS are increasingly incorporating mobile functionality, expanding cloud capabilities and offering web-based tools, such as portals for improved collaboration with suppliers or dynamic discounting calculators.  TIS’ AP solutions are also made available via SaaS, making them especially relevant for, and of particular interest to, the mid-market. (Source: “IT Market Clock for Financial Management Applications, 2014”, Gartner Research, Nigel Rayner, August 26, 2014)   According to Gartner, social, mobile, cloud and information trends continue to have impact on and to disrupt finance and procurement; in research on the role of mobile in finance, Gartner forecasts that through 2017, best-of-breed AP vendors will provide more workflow/approvals, financial data analytics capabilities and process status reports via mobile. (Source: “Organizations Must Leverage Mobile Business Applications for Finance”, Gartner Research, John E. Van Decker, June 19, 2014.)

As the business environment has become even more customer-centric, the role and value of a “Digital Mailroom” solution that optimizes management of incoming content for improved engagement of and responsiveness to customers, especially in the form of an SPA incorporating integration with dynamic business processes, has grown in importance. In today’s connected digitalized economy characterized by endless inbound communication channels, to have one integrated view of the customer, enterprises need standard solutions that automate and aggregate content capture and accurately and promptly recognize, extract, classify and prioritize all relevant process data across all channels. Such solutions then route the data for automatic handling via triggering appropriate business process events, delivery to appropriate business systems or escalation for human intervention.  In research for the insurance industry, an industry characterized by high volumes of document-driven business processes, Gartner recommends that insurance providers incorporate multichannel integration into their digitalization strategies to provide their customers a consistent, seamless cross-channel experience. (Source:  “An Integrated Multichannel Strategy Will Be a Key Factor in an Insurer’s Success”, Gartner Research, Kimberly Harris Ferrante, March 20, 2014). Moreover, document-driven process enterprises such as insurance providers and financial institutions are deploying Digital Mailroom solutions to accelerate and optimize customer onboarding processes across channels. In an AIIM survey of Digital Mailroom solutions active today, by far the top two benefits cited by users are faster turnaround time to customers and more efficient and higher quality data capture for upstream processes. Most survey respondents reported strong ROI; some 60% reported ROI of 18 months or less. (Source: “AIIM Industry Watch:  Paper Wars 2014 – an Update from the Battlefield”, Doug Miles, 2014.)

Focus on High Growth Markets: Mobile Image Processing

In parallel, our mobile imaging platform and portfolio of self-service mobile capture and imaging applications are both an increasingly important component of our multichannel capture solution, as well as are marketed independently in the new and rapidly expanding, high-growth potential mobile imaging market, which targets primarily, but not exclusively, the mobile banking market.

One major recent development in our business and consumer environment is the broad proliferation of mobile devices that can connect with wireless and wired networks, enable consumers and workers to send and receive digital data at any time anywhere, and participate in business processes remotely.  According to the IDC Worldwide Mobile Phone Tracker 2014, global mobile phone shipments rose from 418.6m in Q1 2013 to 488.4 in Q4 2013, of which the proportion of smartphone sales exceeded that of feature phones and continued to grow from 51.6% to 58.2% (Source: IDC Worldwide Mobile Phone Tracker cited in CEB TOWERGROUP COMMERCIAL BANKING: MOBILE CORPORATE BANKING Technology Analysis, October 2014)  Gartner predicts that by 2017, U.S. customers’ mobile engagement will drive U.S. mobile commerce revenue to 50% of U.S. digital commerce revenue. Savvy enterprises recognize that they must increasingly enable remote mobile access to business content and processes by employees, suppliers and customers. (Source: “Top 10 Strategic Predictions for 2015 and Beyond: Digital Business Is Driving 'Big Change'”, Gartner Research: Daryl C. Plummer and others, October 4, 2014)  A recent AIIM survey indicates that 50% of the organizations they polled have mobile access to ECM and document management systems and 21% enable mobile workers to interact with on premise workflows, a functionality sought by 79% of respondents. (Source: “Get More from On-Premise ECM – Connect it to Cloud Collaboration” AIIM White Paper, Bob Larrivee, c. 2014.)

The idea of capturing structured and unstructured data using a mobile device is a natural outgrowth from our core activity in the multichannel capture market.  Enterprise capture is evolving, moving from batch image capture in large centralized processing centers to on-demand ad-hoc transactional capture at multiple points of origin.  Today consumers demand the freedom to execute self-service capture in exchange for the convenience of being able to carry out the capture process anytime, anywhere – for example, using their own mobile devices.  These changing nexus trends are revolutionizing enterprise operations.

The value of leveraging mobile devices to optimize processes has been especially appealing to financial institutions, where customers have suffered from low visibility and delays in document –driven processes.  Analysts urgently recommended that their banking customers make mobile banking available to their customers.  In “The Mobile Banking Imperative” published in Q4 2012, Forrester Research analysts indicated that they expected to see more than 100 million active mobile bankers in the US alone by 2017. (Source:  “The Mobile Banking Imperative, Forrester Research, Q4 2012”).  Juniper Research reported in July 2014 that over 1.75 billion mobile phone users will have used their devices for banking purposes by the end of 2019, compared to 800 million in 2014.  (Source: Juniper Research 2014 quoted in Monitise Market Statistics, Expert Views, 2014 v.1).

In the check processing arena, banks are moving away from the traditional time and cost-intensive solution of outsourced remote deposit capture vendors processing batches of paper checks. Instead they are adopting new mobile check deposit solutions which provide consumers the convenience of self-service check deposit while reducing operational costs for the banks. Gartner’s IT Market Clock for RDC cites that PNC Bank (U.S.) has reported that the bank saves $3.88 per transaction when the customer uses mobile RDC instead of a teller.  The Market Clock has recommended over the last few years that financial institutions invest in mobile consumer RDC from vendors such as TIS. In 2014, the Market Clock noted that mobile RDC is becoming incorporated into more general banking mobile capture technology solutions, citing Top Image Systems, which the same IT Market Clock also cites as a provider of centralized back-office image capture, meaning that banks can deploy both mobile capture and back-office capture using one integrated system from TIS. The key features the market seeks in mobile check deposit are image quality, data recognition accuracy, transaction speed, and most important – superior customer experience and ease of use.

Analysts track the rapid adoption of both consumer and commercial mobile RDC apps and the media has called the availability of mobile check deposit “table stakes” that are critical for retail banks to retain and win customers. Another research firm predicted that from no checks in 2010, mobile check deposit would grow to a volume of 2.2B checks by 2016. (Sources: “IT Market Clock for Remote Deposit Capture,2012”, Gartner Research, Stessa B Cohen, August 7, 2012; “IT Market Clock for Remote Deposit Capture, 2013” Stessa B Cohen, August 22, 2013; “IT Market Clock for Remote Deposit Capture, 2014” Stessa B Cohen, September 24, 2014 - last including reference to PNC Bank from source: “Five Key Questions About Retail Banking's Future”, American Bank, 12 March 2013 and Mobile Financial Services Tracking Study, Alix Partners, May 2011)

Top Image Systems is an active provider to the growing mobile bill payment market. The US Federal Reserve reported in March 2014 that 44% of US mobile bankers have made bill payments; the Seventh Annual Fiserv Billing Household Survey reported that 27 million U.S. online households own a smartphone, and 27 million have used their phone to pay a bill.  The survey showed that the top feature that would motivate consumers to pay bills or pay more bills using their smartphone is the use of an app and the phone camera to take a picture of the bill, cited by 37% of survey respondents.  Customer research carried out by TIS’ mobile bill pay customer Bank of the West indicated that customers would be more likely to pay and receive bills on their mobile phone with a quicker and simpler experience. (Source: Fiserv and Bank of the West press releases, February 27, 2015.)

The Gartner Hype Cycle for Bank Operations Innovation and the Gartner Hype Cycle for Open Banking guide bank executives in making strategies and deploying technologies to support the emerging digital and open banking initiatives that are critical for banks to survive and profit in today’s business environment.  TIS is cited in these reports as a sample vendor of mobile banking apps such as the account opening process.  Gartner advises that the banks should better leverage the capabilities of tablets and mobile devices for employees to optimize customer engagement.  (Source: “Hype Cycle for Bank Operations Innovation,2014”, Gartner Research, Mary Knox, July 24, 2014 and Gartner Research, “Hype Cycle for Open Banking APIs, Apps and App Stores, 2014”, Kristen Moyer, July 17, 2014)

In the Gartner Hype Cycle for Digital Banking new technologies mentioned include wearable-originated payments and mobile lending apps; the latter enabling data capture and process execution via mobile device for loan officers in the field. Gartner indicates that mobile lending offered by sample vendors such as TIS has 5-20% market penetration to date, shows potential to bring banks revenues and cut costs, and is expected to mature rapidly. (Source: “Hype Cycle for Digital Banking, 2014”, Gartner Research, Alistair Newton, August 4, 2014, and also referenced in “Hype Cycle for the Future of Money, 2014” Gartner Research, David Furlonger, August 6, 2014 – specifically: “Financial services CEOs have rated enterprise growth and reducing costs as two of their top four 2013 business priorities. Mobile lending will be a strategic enabler for revenue growth and cost cutting. For example, early adopters have experienced a 5% to 15% increase in quote volume (see "Mobile Lending: A Mobile Financial Service That Finally Pays Off"). Cost cutting will be achieved through enabling customers to submit documentation via their mobile phones, reducing loan origination processing costs through process transparency and automation, and reducing default by making it easier for customers to make loan payments.” – page 42.)

While the mobile banking segment is among the strongest of the mobile technology early adopters, mobile apps are gaining traction across all verticals, from insurance to healthcare, from utility companies to telecom.  With huge opportunity in both traditional B2B markets where mobile apps serve the mobile workforce and in B2C segments where enterprises promote usage of mobile apps by their consumer customers, the mobile image processing market is expected to grow exponentially.  Unlike our B2B core enterprise market, by actively involving consumers as participants in the business processes, the business model for the new mobile imaging market is B2C, exponentially expanding the number of users – and number of licenses – involved in any given sale.

Cloud-Capable and SaaS Solutions

Cloud computing continues to be a major technology trend, one of the four making up the “Nexus of Forces” that Gartner considers to have primary impact on businesses today.  According to IBM, 85% of new software today is built for the cloud; the recent Market Research Media report “Global Cloud Computing Market Forecast 2015-2020” reports that the cloud computing market is expected to grow at a 30% CAGR, reaching $270 billion in 2020.  Enterprises seeking to enable collaboration and share content stored across multiple repositories and involving the growing mobile workforce are increasingly using cloud-based solutions.  Such solutions offer controlled access to content and processes 24/7 from any location, enabling users to view, review and approve content remotely. Cloud-based platforms enable dispersed project team members across the enterprise, and even external parties when authorized, to securely access and effectively collaborate on content, while ensuring version control and synchronization. Latest content can be updated on premise and workflows are activated to notify all relevant users of any update.

The fact that enterprises seek to maintain the security and customizability of on premise systems while also gaining the lower costs and faster and simpler deployment models of cloud computing has resulted in a propensity for hybrid environments.  Gartner reports that cloud adoption in the broader ECM market is now growing; lower implementation costs and simpler deployment drives increasing interest in cloud-based ECM from mid-market enterprises. (Source: “Magic Quadrant for Enterprise Content Management”, Gartner Research, September 25, 2014, as above.)   According to Nucleus Research, large companies have found that they in fact achieve better access and security to ECM solutions in the cloud than on premise.  They receive integrations with less coding, regular upgrades and smoother adoption of incremental innovation via the addition of new features over time, as well as savings on configuration that replaces customization.  Moreover, the flexible business model and capacity of cloud-based ECM are especially appropriate for managing fluctuating volumes of documents to be managed. (Source: “Five Reasons to Move your ECM to the Cloud”, Nucleus Research Note, August 2014)   Enterprises today are increasingly leveraging cloud-based infrastructure and SaaS models to gain easier access to digital content and business processes while reducing software, hardware and service expenses, time to deployment and time to innovation.

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

Marketing Channels

TIS continues to expand its credibility, brand recognition and presence worldwide through its channel sales program and investment in technology partnerships.  TIS cooperates with over 70 partners worldwide, including Xerox, PFU (Fujitsu) Imaging Solutions, Tata Consulting Services, Cognizant, Amdocs, Hanse Orga, Kodak and many others. We work with numerous eFLOW® resellers worldwide as well as with leading BPOs in North America and Europe.   We maintain technology partnerships with the world’s leading software vendors and with a broad set of recognition engine providers as well as with BPM and specialty workflow providers.

Partnerships are also key in the growing area of mobile imaging, where our strategy is to accelerate our presence primarily through developing partnerships for sales.  Over the last couple of years we have signed agreements with well-known suppliers to the US financial industry such as Jack Henry & Associates and Fiserv, one of the leading global solution providers to banks and other financial institutions.  TIS is developing a broad network of mobile imaging partners to maximize its market access to this large, dynamic and fast growing sector.

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

In contrast to smaller players, the eFLOW® platform was built from ground up and covers the entire spectrum of Capture / Imaging, as opposed to those that focus only on specific areas (such as Accounts Payable). The data capture/imaging market is highly fragmented with more than 50 players and has recently been in a consolidation trend. We compete with EMC, Kofax (recently announced to be acquired by Lexmark), Readsoft (now Lexmark), Perceptive Software (Lexmark) , IBM (which acquired Datacap), Oracle, Banctec, Hyland (who acquired AnyDoc), eCopy, Global360 (acquired by OpenText), Ikon, Itesoft, Parascript, Scansoft, Scan Optics, as well as a variety of manual data entry systems.

Globally, in our core enterprise offering domain, our three main competitors are Kofax (recently announced to be acquired by Lexmark), Readsoft (now Lexmark) and EMC. Kofax became the market leader via acquisitions and strong distribution channels. Readsoft is our second competitor mainly in the AP - Invoice solution and especially in the EU market. EMC which acquired Captiva is strong in the global enterprise marketplace and is also a significant competitor.  In the United States and Europe, we often compete against multiple competitors supplying similar solutions. In the Asia Pacific region we compete mainly against local technology providers and the large global competitors. TIS competes in global and regional tenders as well as in the open market.

In the area of mobile capture and payments, we compete primarily with Mitek Systems, Inc., who was first to market and is mostly active in the US.  Kofax (recently announced to be acquired by Lexmark) also has brought to market a mobile capture solution. As the market is so large and growing and changing so rapidly, yet so new, we welcome competitive activity which serves primarily to educate the market and increase prospects’ confidence.

In the remittance processing arena, our solutions compete mostly with the solutions of Wausau (recently acquired by Deluxe) as well as with in house solutions.

Third Party Technology

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

Governmental Regulation

The government of Israel encourages research and development projects through the OCS pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In 2014, as several times before, we received grants from the government of Israel through the OCS to financea portion of our research and development expenditures in Israel. Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies, up to a maximum of 100% of the amount of participation received, linked to the dollar plus interest at the LIBOR rate for 12 month loans on the first day of trading in the year during which the grant was approved. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties. The total grants received in 2014 were about $11,000. By way of comparison, in 2012 and 2013 together, we received grants totaling $397,000

The terms of the OCS grants limit our ability to transfer technologies outside of Israel without the prior approval of the OCS, if such technologies were developed using OCS grants or arose out of such technologies.  The OCS has the right but not the obligation, to allow transfer of technology outside of Israel. Also, even if we receive approval for the transfer of technology outside of Israel, such approval is likely to involve a significant payment to the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

We also benefit from being designated as an “Approved Enterprise” and as Benefited Enterprise under Israel’s Law for the Encouragement of Capital Investments, 1959.  For additional information, see the section below entitled "Additional Information - Law for the Encouragement of Capital Investments, 1959.”

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

Organizational Structure

Top Image Systems Ltd. is the parent company of several companies. It has a number of subsidiaries worldwide, the most significant and operational of which are the following wholly owned subsidiaries:

—	T.I.S America Inc. (incorporated in Delaware);

—	Tis Americas Inc. (incorporated in Delaware) formally named eGistics Inc. (a subsidiary of T.I.S America Inc.)

—	Top Image Systems UK Limited (incorporated in the United Kingdom);

—	Top Image Systems (2007) UK Limited (incorporated in the United Kingdom), formerly known as CPL;

—	TIS Deutschland GmbH (incorporated in Germany);

—	Top Image Systems (Asia Pacific) Pte. Ltd (incorporated in Singapore), formerly known as Asiasoft Global Pte Ltd ;

—	TIS Japan Ltd. (incorporated in Japan); and

—	Top Image Systems Pty Ltd. (incorporated in Australia)

Top Image Systems (Singapore) Pte. Ltd and Asiasoft System (China) Limited, are wholly-owned subsidiaries of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd. Top Image Systems (China) Ltd. Is a wholly-owned subsidiary of Asiasoft System (China) Limited, and is currently not operational.

On June 30, 2014 we founded in Australia Top Image Systems Pty Ltd. (or "TIS Australia") together with its Australian distributer. According to the agreement signed between both parties, TIS will hold 51% and the distributer will hold 49% in of TIS Australia’s equity.

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located in Cologne, Germany, Plano, TX, USA, Philadelphia, PA, USA, Tokyo, Japan, and Singapore. We also have a regional office in Hong Kong and Australia.

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	14,000	670	2017
Cologne, Germany	19,000	740	2016
Tokyo, Japan	6,000	120	2015
Hong Kong	2,000	100	2015
Plano, TX, USA	14,600	1,153	2019
Philadelphia , PA, USA	2,200	18	2015
Singapore	10,000	200	2018

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

In 2014, we had a net loss of $5,479,000 compared to net loss of $187,000 in 2013 which is primarily attributable to a charge incurred in connection with our acquisition of eGistics and other onetime charges.

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

Our sales cycle for eFLOW® solutions ranges from 9 to 15 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations.  Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales.  Consequently, our product revenues may vary significantly by quarter.

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region (U.S. dollars in thousands)

	2012		2013		2014
	$	%	$	%	$	%
Europe	19,936	64%	16,566	57%	19,235	54%
Asia Pacific	5,016	16%	5,582	19%	6,281	18%
North and South America	4,037	13%	5,538	19%	9,526	26%
Africa and Middle East	2,341	7%	1,371	5%	813	2%
Total	31,330	100%	29,057	100%	35,855	100%

Acquisitions and Dispositions

Acquisition of eGistics, Inc.

On July 16, 2014, we closed on our acquisition of eGistics, Inc., a Delaware corporation, pursuant to an Agreement and Plan of Merger (the “Acquisition”). eGistics was a leading provider of private cloud-based document management solutions that enable organizations in the financial industry to optimize the way they store, manage and distribute content, documents and business information.

We paid a total of $18 million in consideration of eGistics, which was comprised of $9 million in cash, subject to a working capital related adjustment, and issued 2,353,310 of our ordinary shares valued at $3.8244 per share, or $9 million in the aggregate.  After application of the adjustment, we paid a net cash amount equal to $8.3 million. The price per share of our ordinary shares issued in connection with the transaction was calculated pursuant to the terms of the Acquisition.

The Acquisition included customary provisions for transactions of this nature, including indemnity obligations concerning certain representations and warranties.  The indemnity obligations are secured by an indemnity insurance policy in favor of our wholly owned US subsidiary, and a portion of the cash consideration we paid into escrow.

Subsequent to the Acquisition we appointed Mr. Donald Dixon to our board of directors for a two year term.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.2% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

We filed a registration statement on Form F-3 which became effective of October 8, 2014, registering the 2,353,310 of our ordinary shares for resale by parties which received ordinary shares in connection with the Acquisition.  The resale of such shares is contractually restricted until July 15, 2015, when 1,176,655 of such shares (allocated pro rata among the selling shareholders) will be released from this restriction, and the remainder will be released from this restriction on July 15, 2016.

On October 21, 2014, we amended eGistics’ certificate of incorporation to rename the entity TIS Americas, Inc.

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

Revenue Recognition

We report our revenue in two categories: (i) license, mainly perpetual license, and Software as a Services (“SaaS”) revenues; and (ii) service revenue, including revenue from professional services, training services and post-contract customer support (“PCS”).

Our accounts for the sale of perpetual software in accordance with ASC 985-605, "Software Revenue Recognition ("ASC 985-605")". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence ("VSOE") of fair value. VSOE is based on the price charged when an element is sold separately or renewed. Revenues are allocated under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

PCS revenue are deferred and recognized on a straight-line basis over the term of the agreement.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

For sales not included a perpetual software, we recognizes revenues in accordance to Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

The selling price for a deliverable is based on its vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained.

Additionally, as we are unable to reliably determine what competitors products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP.

Deferred revenues represent unearned amounts received for PCS arrangements that are paid by customers and not yet recognized as revenues.

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

Recently Enacted Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08), “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We do not expect the impact of the adoption of ASU 2014-08 to be material to our consolidated financial statements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition. ASU 2014-09 provides enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 will be effective for the Company in the first quarter of fiscal 2017 and may be applied on a full retrospective or modified retrospective approach. We are still evaluating the impact of implementation of this standard on our consolidated financial statements.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated (dollar amounts in thousands):

	Year ended December 31,
	2012	2013	2014
	%	%	%

Product revenues	48.8	43.1	48.2
Service revenues	51.2	56.9	51.8
Total revenues	100.0	100.0	100.0

Cost of product revenues	3.9	9.4	5.3
Cost of service revenues	34.4	31.2	34.6
Total Cost of revenues	38.3	40.6	39.9

Gross profit	61.7	59.4	60.1
Operating costs and expenses:
Research and development, net	8.3	11.6	13.7
Selling and marketing	27.9	32.7	36.2
General and administrative	16.2	16.0	19.0
Acquisition related costs	-	-	3.3
Amortization of intangible assets	-	-	0.7

Total operating costs and expenses	52.4	60.3	72.9

Operating income (loss)	9.3	(0.9)	(12.8)
Financial expenses, net	(0.6)	(1.0)	(0.9)
Other (expenses) income, net	(0.0)	1.3	0.0

Income (loss) from continuing operations before taxes on income	8.7	(0.3)	(13.7)
Taxes on income (expenses)	3.6	0.0	(1.5)

Net income (loss)	12.2	(0.6)	(15.2)
Attributes to:
Non- controlling interest	-	-	0.0

Company's shareholders	12.2	(0.6)	(15.2)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues.  Total revenues for the year ended December 31, 2014 amounted to $35,855,000 compared to $29,057,000 for the year ended December 31, 2013, an increase of 23.4%. The increase in revenues was driven by an increase in product revenues of $4,756,000, or 38.0%, from $12,528,000 in 2013 to $17,284,000 in 2014. Service revenues increased by $2,042,000, or 12.4%, from $16,529,000 in the year ended December 31, 2013 to $18,571,000 in the year ended December 31, 2014. The increase in service revenues was due to the increase in our maintenance stream as well as higher levels of professional services provided by our larger services team. The increase in product revenues was mostly a result of a first-time consolidation of the eGistics acquisition.

Cost of Revenues.  Cost of Revenues increased by 21.2%, from $11,816,000 in 2013 to $14,322,000 in 2014.  Cost of revenues from products decreased by 30.2% from $2,740,000 in 2013 to $1,911,000 in 2014. The decrease is a result of our decreased use of third party licenses and subcontractors in connection with customizing our solutions for specific customers. Cost of revenues from services increased by 36.7%, from $9,076,000 in 2013 to $12,411,000 in 2014 as a result of increase in our headcount as well as increase in usage of third party service providers.

Gross margin increased by 0.6% from 59.4% gross margin in 2013 to 60.0% gross margin in 2014.

Research and Development, net.  Research and Development expenses increased by 45.5%, from $3,377,000 in 2013 to $4,914,000 in 2014. This increase is a result of our continued investment in product development as well as from the integration of the R&D costs of the eGistics acquisition.

Selling and Marketing. Selling and Marketing expenses amounted to $9,498,000 in the year ended December 31, 2013 and $12,967,000 in the year ended December 31, 2014. This 36.5% increase is the result of the company’s increased investment in promoting its products in new markets in North America and Australia as well as the addition of the costs of eGistics.

 General and Administrative.  General and Administrative expenses in the year ended December 31, 2013 amounted $4,637,000, compared to $6,819,000 for the year ended December 31, 2014. This increase of 47% is mainly result of the costs associated after the acquisition of eGistics, the cost of legal fees in the connection with the settlement of IP litigation with Mitek as well as the General and Administrative expenses derived from the acquisition of eGistics.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2014 increased to $352,000 from $286,000 for the year ended December 31, 2013.

Tax on income. In 2014, we recorded a net tax expense in the amount of $552,000. This tax expense is mostly a result of current tax expenses in Germany.

Net (loss) income.  As a result of greater increase in cost than the increase in revenues as described above and a one-time acquisition related cost on the amount of $1,170,000 , we incurred a net loss of $5,479,000 in 2014, compared to net loss in the amount of $187,000 in 2013.

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

 General and Administrative.  General and Administrative expenses in the year ended December 31, 2013 amounted $4,637,000, compared to $5,087,000 for the year ended December 31, 2012. This decrease of 8.8% is mainly result of non-cash compensation expenses vested to equity issues to consultant for professional service in 2012.

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

Impact of Currency Fluctuation

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of some of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received and from which our revenues and expenses are reported.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar, Japanese Yen and Brazilian Real. In periods when the U.S. dollar strengthens against these currencies our revenue may be adversely impacted. In periods when the U.S. dollar weakens against these currencies, our expenses may be adversely affected.

Political and Economic Conditions in Israel Affecting our Business

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill.  In addition, 2011 and 2012 were marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and Syria culminating in the replacement of certain leaders in some of those countries.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Differences between the President of the United States and the Israeli government have grown larger during the past year, adding to regional uncertainty. Civil war in Syria has intensified and has become increasingly complex over recent months. Stray ammunition from the conflict landing in Israel from time to time and there have been several cross-border skirmishes which increase the risk of escalation.  Religious fundamentalist organizations such as ISIS and Al Qaeda have played an increasingly prominent role in regional unrest generally and in the Syrian conflict in particular.  In addition, in July 2014, local hostilities intensified as Hamas launched over 3,000 rockets and launched attacks on Israelis from the Gaza Strip into Israel, reaching cities throughout the country, including the greater Tel Aviv area in which our corporate headquarters are located.  The Israel Defense Forces responded with attacks at Hamas targets in the Gaza strip and a military effort which included an invasion of parts of the Gaza Strip.  While hostilities have diminished in intensity, as of the date hereof, no permanent ceasefire agreement has been reached and it is unclear whether hostilities will continue and, if so, for how long.

 Continuing or escalating instabilities and hostilities in the region or curtailment of trade between Israel and its present trading partners as a result or in response to such instabilities may have an adverse effect on our business conditions, including our ability to develop, manufacture and market our products.

Some of our employees in Israel are obligated to perform military reserve duty annually.  Moreover, in the event of armed conflict in which Israel is involved or the threat of such conflict, our employees might be called for active military duty for an unlimited period of time. Increased military activity could also result in a reduction of prospective qualified employees available to work for us to expand our business or replace employees on active military duty.  Our operations could be disrupted by the absence for a significant period of our executive officers or key employees as a result of military service.  Any disruption in our operations could adversely affect our ability to develop and market products.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is also a member in the Organization of Economically Developed Countries. Israel and the European Economic Community, now known as the European Union, signed a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA (European Free Trade Association), which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations. Free trade treaties exist with a number of other countries and are being negotiated with others. We cannot assure you that our ability to conduct trade in the international market will be unhindered by political developments in our region.

Liquidity and Capital Resources

As of December 31, 2014, we had $4,386,000 in cash, cash equivalents, compared to $3,203,000 as of December 31, 2013.

Our capital resources are derived from our operating activities as well as from our financing activities. In 2014, we used $4,959,000 of cash in operating activity compared to $414,000 generated by operating activities in 2013. The decrease in cash provided by operating activities in 2014 compared to 2013 was mainly attributed to our operating losses for the year in addition to an increase in trade receivables offset by an increase in our accounts payable.

We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our on-going operations for the year ending December 31, 2015.

Net cash used by investing activities for the year ended December 31, 2014 was $7,797,000 compared to $168,000 in 2013. In 2014, net cash used in investing activities consisted primarily of cash paid for the acquisition of eGistics.

For the years ended December 31, 2014 and 2013, our aggregate capital expenditures were $171,000 and $76,000, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash provided by financing activities was $14,074,000 in 2014 compared to $725,000 in 2013. The cash provided by financing activities is mostly attributable to proceeds from issuance of ordinary shares.

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

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  In 2014, as part of our efforts to strengthen our position, we invested substantially in research and development with expenses level of $4,914,000 in 2014, compared to $3,377,000 in 2013, and to $2,609,000 in 2012. As of December 31, 2014, 44 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2014:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating and Capital Lease Obligation	3,367	1,369	1,590	408	-
Accrued severance pay**	1,378	-	-	-	1,378

*Our contractual obligations and commitments at December 31, 2014 principally include obligations associated with our operating and capital lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 8 to the consolidated financial statements for the year ended December 31, 2014 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

**Severance pay related to accrued obligations to employees as required under applicable labor law. These obligations are payable only upon termination, retirement or death of the respective employee.

We have obligations related to unrecognized tax benefit liabilities totaling $0.2 million, which have been excluded from the table above as we do not think it is practicable to make reliable estimates of the periods in which payments for these obligations will be made.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 22, 2015.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Izhak Nakar	64	Active Chairman of the Board
Michael Schrader	39	Chief Executive Officer
Lyron Bentovim	45	Chief Operating Officer & Chief Financial Officer
Ido Schechter	54	Director
Asael (Asi) Karfiol	49	External Director
Osnat Segev-Harel	53	External Director
Donald R. Dixon	67	Director

Izhak Nakar founded the Company in 1991, and served as our Chairman of the Board and CEO from inception until 2001.  In 2001 – 2009, Mr. Nakar served as a Director.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including us and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis, Momsence and has founded Anir Vision and NIR 4 YOU Technology.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Michael Schrader has served as our CEO since September 2014. He served as our COO from 2013 through October 2014.  Mr. Schrader has been with us since 1999, initially serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe and managed our German operations from 2004 through 2013.  Prior to joining us, Mr. Schrader was a software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a B.Sc. of Business Engineering and Administration and is an Associate Engineer of Siemens Technical College.

Lyron Bentovim has served as Chief Operating Officer and Chief Financial Officer since August, 2014.  Mr. Bentovim served as a director from November, 2008 until August 2014. Mr. Bentovim was previously COO/CFO of NIT Health, and COO/CFO and Managing Director of Cabrillo Advisors. From August, 2009 until July 2012, Mr. Bentovim served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom, Mr. Bentovim was a portfolio manager for Skiritai Capital LLC, an investment advisor based in San Francisco. He has over 15 years of industry experience, including his experience as a member of the Board Of Directors at Three-Five Systems, Sunrise Telecom and Argonaut Technologies. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager and consultant with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. Mr. Bentovim has an MBA from Yale School of Management and a LL.B from the Hebrew University in Jerusalem.

Ido Schechter served as our CEO from January 2002 through December 2013, and has been a director since December 2004.  From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP2, our initiative to offer data collection services via the Internet, using the eFLOW® platform solution.  Prior to that Dr. Schechter was TIS’s Vice President of Sales from August 1996.  From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of ours, which operated a form processing service bureau.  From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd.  From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force.  Dr. Schechter received his Ph.D.  and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc.  from the Hebrew University in Israel.

Asael Karfiol was elected to serve as an external director for a third three year term in October 2013. Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a Partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

Osnat Segev-Harel was elected to serve as an external director in December, 2011 and was re-elected in December, 2014.  Ms. Segev-Harel has extensive experience of over 15 years in business development for high-tech companies. Ms. Segev-Harel is currently serves as a go to market consultant for early stage high tech companies.  Until December 2013 Ms. Segev-Harel served as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular From 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.  Ms. Segev-Harel holds a Practical Engineering degree from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

Donald R. Dixon was elected to serve as a director in July, 2014. Mr. Dixon is also a Managing Director of Trident Capital and co-founded the firm in 1993. Currently, Mr. Dixon serves also as a director of 2Checkout,  Advanced Payment Solutions, Amprius, Odyssey Logistics, Qualys (QLYS), SivaPower and Tiandi Energy. Mr. Dixon is also on the investment committee of Mustang Ventures, an affiliated China fund of Trident Capital Fund VI. In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired, including eGistics, Inc. which we acquired in July 2014. In addition to his board work for Trident, Mr. Dixon is Co-Chairman of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences. Mr. Dixon also serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership. From 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Prior to Partech, he was a Managing Director of Alex. Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A. Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

The foregoing information is based upon data provided to us by the relevant director or senior management member.

There are no familial relationships between any of the persons named above.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2014 was approximately $846,000, including approximately $55,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to our directors, including external directors, for 2014 was $112,000. As of March 22, 2015, 577,500 options to purchase our ordinary shares were held by certain executive officers and directors (consisting of 6 persons). 452,500 of the options are currently exercisable or exercisable within 60 days of March 22, 2015. See “Share Ownership.”

The compensation of the directors for 2014 (approved by our Compensation Committee and by our Board Of Directors was as follows:

•
Each of Mr. Lyron Bentovim (until August, 2014), Mr. Asael Karfiol, Ms. Osnat Segev- Harel and Dr. Ido Shechter received compensation for his or her service, in the amount of NIS 36,935 (approximately $9,500) per year and an amount of NIS 2,470 (approximately $635) for each meeting of the Board of Directors or any committee in which they participate.

•
During 2013, each of Mr. Lyron Bentovim, Mr. Asael Karfiol and Ms. Osnat Segev- Harel was awarded options to acquire 25,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2013 and the remainder vested on December 31, 2014 (with acceleration in the event of an earlier change of control). The exercise price per share of the options is $3.86 per share.

•	Mr. Izhak Nakar waived for 2014, any separate compensation in excess of his compensation as the Active Chairman which would have otherwise been payable in consideration of his services as a Director.

For further details about Mr. Nakar’s compensation see “Related Party Transactions".

Committees of the Board

Audit Committee

Our audit committee is comprised of Donald Dixon and the external directors Asael Karfiol and Osnat Segev-Harel.  The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include: identifying defects irregularities in the management of the company’s business, deciding  if certain actions are material in the context of conflicts of the interest or extraordinary in the context of  transactions with related parties and approving conflicts of interest and related party transactions, determining whether certain transactions with controlling shareholders require a competitive process or the way non-insignificant transactions are to be approved, reviewing and suggesting changes to the internal auditor work plan, examining our internal auditing arrangements and the functioning of the internal auditor and  determining  arrangements as to treatment of complaints by our employees regarding defects in the management of the company’s business and the protections to be given to such employees.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and for overseeing the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company and, its chairman is required to be an external director. Asael Karfiol is the chairman of our audit committee. Furthermore, as required by NASDAQ rules all the members of our audit committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

Compensation Committee

Our compensation committee is comprised of Donald Dixon and the external directors, Asael Karfiol and Osnat Segev-Harel. Under the 2012 Amendment (see "Approval of Terms of Office and Employment") public companies are required to appoint a compensation committee comprised of at least three directors, including all of the external directors. The external directors must also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the compensation committee must be an external director. That position is currently held by Osnat Segev-Harel. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee may not serve on the compensation committee. Generally, any person who is not qualified to be a member of the compensation committee may not attend the compensation committee’s meetings. Our compensation committee meets those standards.

The responsibilities of the compensation committee under the Companies Law include: making recommendations to the Board Of Directors with respect to our Compensation Policy and its extensions for additional periods, periodically reviewing the implementation of the Compensation Policy and providing the Board Of Directors with recommendations with respect to any amendments or updates of it, approving transactions  arrangements with respect to the Terms of Office and Employment of office holders exempting a transaction with a candidate for chief executive officer from shareholder approval. The compensation committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other office holders of the Company.

Independent and External Directors

The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 5605(a)(2) thereof.  The Board Of Directors has determined that Donald Dixon, Osnat Segev Harel and Asael Karfiol are each independent directors for purposes of the NASDAQ rules.

Israeli law requires that a public company have at least two external directors. The two external directors of the Company are Osnat Segev Harel and Asael Karfiol.  The Companies Law requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the Board Of Directors. The Companies Law also requires a company's Board Of Directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  Our Board Of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company's Board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to rise issues in respect of the manner in which the financial data is presented. The Board Of Directors has determined that Asael Karfiol possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The Board Of Directors has determined that Osnat Segev Harel possesses professional competence as required by the above mentioned regulations.

NASDAQ rule 5605(c)(3) provides that an audit committee must have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board of Directors has determined that Asael Karfiol meets those requirements.

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2012	2013	2014
Israel	30	37	43
Germany and rest of Europe	91	77	78
Japan	7	7	7
USA & Latin America	12	14	66
United Kingdom	13	11	11
Singapore and Hong Kong	18	23	23
Australia	-	-	5
Total	171	169	233

The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2012	2013	2014
Professional services	81	79	106
Research and development	24	28	44
Sales and marketing	46	41	53
Operations and administrations	20	21	30
Total	171	169	233

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,804,409 ordinary shares representing approximately 10% of the Company’s issued and outstanding share capital, as of March 22, 2015.  Ido Schechter, our former Chief Executive Officer and member of the board, beneficially owned 335,075 ordinary shares representing approximately 1.8% of the Company’s issued and outstanding share capital, as of March 22, 2015. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 22, 2015.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	182,500	2019 – 2023	$1.30 - $3.86
Ido Schechter	130,000	2021 – 2023	$2.11 - $3.86
Michael Schrader	40,000	2022 – 2023	$4.27- $4.45
Don Dixon	-	-	-
Lyron Bentovim	25,000	2023	$3.86
All other directors and officers as a group	100,000	2021 – 2023	$2.11 - $3.86

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on our  behalf, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to ESOP 2003 and are subject to the terms of ESOP 2003. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. On August 29, 2013, our Board Of Directors, based on the recommendation of our compensation committee of the same day, resolved to amend and restate ESOP 2003 ("Amended ESOP 2003"). Those decisions were approved by the shareholders on October 15, 2013. While Amended ESOP 2003 retains most of the terms and conditions of the ESOP 2003, it incorporates changes, inter alia, with regard to conformance with provisions of relevant tax law, the treatment of options in the context of a merger or acquisition of the Company and with the default vesting terms of options awarded Amended ESOP 2003. Amended ESOP 2003 is valid until August 28, 2023.  We filed the necessary documents with the Israeli tax authorities for the approval of Amended ESOP 2003 and on April 29, 2014 it was approved. Such approval provides the grantees eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961. As of March 22, 2015, options to purchase an aggregate of 1,282,410 ordinary shares were outstanding.  The outstanding options are exercisable at exercise prices between $1.30 and $6.04.  In addition to shares reserved in the event of the exercise of the outstanding options, 771,549 shares are reserved in the event of the issue of additional options.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 22, 2015, for each person whom we know (based on filings with the SEC) beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. The number of shares indicated as “Beneficially Owned” in the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 17,832,959 ordinary shares outstanding as of March 22, 2015.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Izhak Nakar(1)	1,804,409	10.0%
Entities Associated with Trident Capital, Inc.(2)	2,346,707	13.2%

(1)
The information is based upon the recent Schedule 13G filed with the SEC by Nir 4 You Technologies Ltd., an investment company under Mr. Izhak Nakar’s control, and Mr. Izhak Nakar on April 14, 2015. Mr. Nakar’s beneficially owned shares includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(2)
The information is based upon the recent Schedule 13G filed with the SEC by Trident Capital Management V LLC on February 17, 2015. Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846  held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v)  159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund.

Significant Changes in Percentage Ownership

In February 2014, we closed on an underwritten public offering of 3,162,500 of our ordinary shares at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other offering expenses. The net proceeds from the offering have been and will be used for general corporate purposes, including acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

On June 6, 2011, the Company entered into a Securities Purchase Agreement (the "SPA") with several shareholders (the "Investors"), pursuant to which the Company issued to the investors 1,425,000 ordinary shares of NIS 0.04 par value each, at a price per share of $2 each, for proceeds of $2,5 million, net of issuance expenses. As part of the private placement transaction under the SPA, the Company granted the Investors and certain agents, warrants to purchase additional 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants may be exercisable on or after six months from June 13, 2011 for a period of five years thereafter at an exercise price of $2.20 per share. As of December 31, 2013 112,500 warrants had been exercised into 112,500 shares and additional 55,575 warrants had been converted into 26,533 shares.

As of March 22, 2015, 17,832,959 ordinary shares of Company were issued and outstanding.  The Company believes that, as of March 22, 2015, there were 69 shareholders of record of the Ordinary Shares in the United States, who, collectively held as of that date a total of 15,872,319 ordinary shares, or 89.0% of the Company’s total outstanding ordinary shares.

Related Party Transactions

Our agreement with Mr. Izhak Nakar provides that in consideration for his services to the Company worldwide, Mr. Nakar is entitled to compensation in the amount of $28,125 plus VAT per month. During 2014, we paid Mr. Nakar $324,226 in consulting fees.

During 2013, Mr. Nakar was awarded options to acquire 30,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2013 and the remainder vested on December 31, 2014. The exercise price per share of the options is $3.86 per share. Pursuant to our agreements with Mr. Nakar, Mr. Nakar would have been entitled to receive a payment equal to 5.25% of our EBITDA for the year ended December 31, 2014, had we met certain conditions set by the Board with regard to revenue and EBITDA. We did not meet those conditions and, therefore, Mr. Nakar was not entitled to, and did not receive, such bonus for 2014. In addition, following approval by the Compensation Committee and the Board of Directors,  on December 31, 2014,  the shareholders approved additional compensation to Mr. Nakar as follows: a bonus in the amount of 0.25% of the total amount raised by the Company under the F-3 form filed by the Company on January 29, 2014, but no more than $ 112,500 and options to purchase 10,000 ordinary shares of the Company, vesting in two equal parts such that 50% vested on December 31, 2014 and the remainder will vest on December 31, 2015. The exercise price per share of the Options will be as the closing share price of the grant date.

The terms of Mr. Nakar's compensation for 2014 other than the options and conditional bonus were approved in accordance with Israeli law as it existed prior to the 2012 Amendment (see "Approval of Terms of Office and Employment"). Under the transitional provisions of that amendment, the approval remains effective. The conditional bonus was approved by the Compensation Committee and then the Board Of Directors on August 29, 2013 and then by the Shareholders at the Company’s annual general meeting on October 15, 2013.

Our agreement with Mr. Schrader, the Chief Executive Officer of the Company, provides for a base salary of $246,000 (denominated in EURO) per year and for an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2014 Mr. Schrader was paid $275,000.

Mr. Schrader would have been entitled to receive an amount equal 3% of the Company’s EBITDA for the year ended December 31, 2014, had we met certain criteria set by the Board Of Directors in regard to revenue and EBITDA. We did not meet those conditions and, therefore, Mr. Schrader was not entitled to, and did not receive, such bonus for 2014.

From time to time, as new members join our Board of Directors, they become parties to our letter of indemnification to be given to our directors and officers. The letter was approved by our shareholders at a shareholders meeting held on November 15, 2005 and amended at a shareholders meeting held on December 22, 2011. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $5,000,000.

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

	2012	2013	2014
	$ Thousands
Export Revenues
Export Revenues	31,153	28,928	35,216
Total Revenues	31,330	29,057	35,855
Percentage of Total Revenues	99.5%	99.6%	98.2%

Breakdown of Revenues
Product Revenues	49%	43%	48%
Service Revenues	51%	57%	52%

Legal Proceedings

On September 25, 2012, TIS America Inc. and Top Image Systems, Ltd. were named as defendants in Case Number 1:12-cv-01208-UNA, filed by Mitek Systems, Inc. for alleged infringement of five U.S. patents in the United States District Court for the District of Delaware.  The lawsuit related to technology used in our MobiCHECK software. Mitek had sought an injunction, a declaration of infringement, an award of damages, enhanced damages and reasonable attorney’s fees, pre - and post-judgment interest, and other relief to which the Court would find it is justly entitled.

In September 2014 we settled the lawsuit with Mitek without liability to us.

Dividend Policy

To date, we have not paid any dividends on our ordinary shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We may not declare or pay any dividends in the future.

We have the status of an “Approved Enterprise” and "Benefited Enterprise" under the Law for the Encouragement of Capital Investments, 1959, and as amended, under which we may take advantage of certain tax exemptions. If we distribute a cash dividend from income which derived from the Approved and Benefited Enterprise during the tax exemption period, we would have to pay corporate tax at a rate of up to 25% (depended on the foreign investments with the Company) on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation, Foreign Exchange Regulation and Investment Programs".

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ending		NASDAQ Capital Market
December 31, 2014	Hi	5.88
	Lo	3.29

December 31, 2013	Hi	6.04
	Lo	2.66

December 31, 2012	Hi	5.45
	Lo	2.19

December 31, 2011	Hi	2.91
	Lo	1.11

December 31, 2010	Hi	1.29
	Lo	0.74

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ending		NASDAQ Capital Market

December 31, 2014	Hi	4.14
	Lo	3.29

September 30, 2014	Hi	4.57
	Lo	3.87

June 30, 2014	Hi	4.40
	Lo	3.59

March 31, 2014	Hi	5.88
	Lo	4.06

December 31, 2013	Hi	6.04
	Lo	3.25

September 30, 2013	Hi	3.36
	Lo	2.66

June 30, 2013	Hi	3.77
	Lo	2.79

March 31, 2013	Hi	3.75
	Lo	3.07

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ending		NASDAQ Capital Market

February 28, 2015	Hi	3.29
	Lo	3.02

January 31, 2015	Hi	3.43
	Lo	2.85

December 31, 2014	Hi	3.43
	Lo	3.29

November 30, 2014	Hi	4.14
	Lo	3.3

October 31, 2014	Hi	4.03
	Lo	3.75

September 30, 2014	Hi	4.57
	Lo	3.87

Markets

Our ordinary shares were dual-listed on the TASE on December 3, 2006, in addition to being listed on the NASDAQ.  Effective October 31, 2014, we voluntarily delisted from TASE.

ITEM 10.                    ADDITIONAL INFORMATION

Memorandum and Articles of Association

General

TIS is registered with the Israeli Registrar of Companies.  The registration number issued to TIS by the Registrar of Companies is 52-004294-6.  The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.” At our December 22, 2011 shareholders meeting, we adopted new Articles of Association to accommodate changes that had been made in the Companies Law and in the Israeli Securities Law 1968-5728.

Directors and other Office Holders

General

A director’s ability to vote on a proposal, arrangement or contract in which the director is materially interested is codified, along with the fiduciary duties of all “office holders,” in the Companies Law.  Under the Israeli Companies Law, the term “office holders,” is defined to mean, a director, chief executive officer,  chief business manager, deputy chief executive officer, vice chief executive officer,  any person filling any of those roles in a company even if his title is different and any other manager directly subordinate to the chief executive officer.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care includes avoiding negligent acts and acting skillfully as a reasonable office holder would act.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder of the company.

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

The election of the external director requires a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy, provided that either:

•	such majority includes at least the majority of the votes of non-controlling shareholders who are present in person or by proxy, where abstentions are not counted as votes; or

•	the total number of shares held by non-controlling shareholders who voted against the election of the external Director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director under the law is three years .The initial term is extendable for additional three year terms under any of the following conditions: a) a shareholder holding at least 1% of the voting rights at the shareholders meeting nominates the external director for an additional term,  the majority provisions mentioned above are met and the external director is not at the time of the appointment a related or competing shareholder or related to such a shareholder and had no connection to such a shareholder during the two preceding years, b) the Board of Directors nominates the external director and the majority provisions mentioned above are met or c) the external director nominates himself and the majority provisions mentioned above are met and the external director is not at the time of the appointment a related or competing shareholder or related to such a shareholder and had no connection to such a shareholder during the two preceding years. If the term is extended for more than two additional terms, the Compensation Committee and the Board of Directors must determine that, in light of the expertise and special contribution of the external director to the work of the Board of Directors and its committees, the appointment for an additional period is for the benefit of the company and the shareholders meeting must be apprised of the grounds for that decision and the period during which the external director has already served. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the Board Of Directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, December 31, 2014 we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services, effective until the next shareholders meeting.

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

Currently, we hold an insurance policy for our office holders that provides coverage limited to $20,000,000 in aggregate for the policy period ending on March 31, 2016.

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

In addition, pursuant to the 2012 Amendment, the Terms of Office and Employment of office holders must be in accordance with the terms of a compensation policy adopted by the Company (a “Compensation Policy”). Under the Companies Law, the Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters detailed in the Companies Law. On August 29, 2013, our compensation committee, followed by our board of directors, adopted a Compensation Policy and the Compensation Policy was approved (with the required special majority) by our shareholders on October 15, 2013. On November 18, 2014, our compensation committee, followed by our Board of Directors, adopted an amended Compensation Policy and the amended Compensation Policy was approved (with the required special majority) by our shareholders on December 31, 2014. A Compensation Policy generally must be brought for approval again in accordance with the procedures of the Companies Law once every three years.

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

Directors

Pursuant to the 2012 Amendment, any arrangement between a company and a director as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the Board of Directors and the shareholders by a simple majority. The compensation committee approved the terms of the directors' compensation for 2014 on November 18, 2014, and the Board of Directors approved such terms on the same day.

External directors may receive compensation solely as provided for in certain regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

Chief Executive Officer

Pursuant to the 2012 Amendment, any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the company’s shareholders by simple majority. The compensation committee approved the terms of the CEO's compensation for 2013 on August 29, 2013 and the Board of Directors approved such terms on the same day. The shareholders approved the terms on October 15, 2013

Other Office Holders

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

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 25% in 2013, which rate increased to 26.5% in 2014 and subsequent years. Pursuant to tax reform legislation that came into effect in 2009, the corporate tax rate is to undergo further staged reductions to 18% by the year 2016.

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Benefited Enterprise plans.

As of December 31, 2014, we had business loss carry forwards for tax purposes in the amount of $8,916,000. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2014 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $29,286,000. A portion of such losses expires over a period from 2022 through 2034, and some of them can be carried forward indefinitely.

        Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investments Law”), provides certain incentives for capital investments in a production facility (or other eligible assets).  Generally, an investment program that is implemented in accordance with the provisions of the Investments Law, referred to as an “Approved Enterprise”, is entitled to benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

 Our facilities in Israel have been granted Approved Enterprise status under the Investments Law.  The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.  The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates.  The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.  In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above.  In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

        Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

        The Investments Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investments Law.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investments Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investments Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment. The following discussion is a summary of the Investments Law prior to its amendments as well as the relevant changes contained in the subsequent legislation.

 Tax benefits for Approved Enterprises approved before April 1, 2005

Under the Investments Law prior to its 2005 amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which we refer to as the Investment Center.  Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investments Law and, instead, participate in an alternative benefits program. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise.  The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period.  The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.  Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Since we have not yet generated taxable income, the period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC.  A FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investments Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.  The determination as to whether or not a company qualifies as an FIC is made on an annual basis.  A FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

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

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investments Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above.  If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

The 2005 Amendment

        On April 1, 2005, an amendment to the Investments Law came into effect. The 2005 amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investments Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export to specific markets with a population of at least 12 million.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits.  Rather, a company may claim the tax benefits offered by the Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment.  A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investments Law. Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million.  In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investments Law.  Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise.  Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

To date, the Company has not utilized the benefits of the Investments Law, as amended subsequent to April 1, 2005, because of utilizing carry forward losses from previous years for tax purposes.

The 2005 amendment to the Investments Law treats the repurchase of shares out of Benefited Enterprise tax exempt income as deemed dividend.

        As a result of the 2005 amendment, tax-exempt income attributed to Benefited Enterprise will subject us to taxes also upon complete liquidation.

Reform of the Investments Law – “2011 Amendment”

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investments Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel. According to the 2011 amendment, the benefit tracks in the Investment Law were modified and a flat tax rate would apply to the Company’s entire preferred income. We will be able to choose to apply the amendment (the waiver is non-recourse) and from then the uniform corporate tax rate will be  9% in development Zone A and 16% elsewhere in Israel.

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual –20% (iii) non-Israeli resident - 20% subject to a reduced tax rate under the provisions of an applicable double tax treaty.

We may choose not to apply the 2011 amendment, in which case the Company will remain subject to the Investments Law as in effect prior to the 2011 amendment until the expiration of the Company’s current investment programs. We are examining the possible effect of the amendment on the financial statements, if at all.

Reform of the Investments Law – “2012 Amendment”

On November 5, 2012, an additional amendment to the Investments Law came into effect. Pursuant to this amendment, a company is permitted to make an irrevocable election by November 11, 2013 to pay a reduced corporate tax rate, ranging from 6% to 17.5%, rather than the regular corporate tax rate applicable to Approved Enterprise income. This tax rate would apply to undistributed exempt income accumulated by the company through December 31, 2011. A company that makes this election is required to make certain qualified investments in Israel during the five years from 2013 to 2017. We decided not to make this election.

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

Taxation of Israeli Shareholders on Capital Gains from Sale of Shares

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

An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares. Additionally, if such shareholder is considered a “substantial shareholder” (generally a shareholder who holds directly or indirectly 10% or more of the right to profits, right to nominate a director or voting rights) of the company issuing the shares, the tax rate is 30%. Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income.

Prior to January 1, 2012, the capital gain tax rate applicable to individuals was 20% (or 25% if the selling individual shareholder was a Substantial Shareholder at any time during the 12-month period preceding the sale).  With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described above, the corporate tax rate is 26.5% from 2014 onwards.

Taxation of Israeli Shareholders on Receipt of Dividends

Israeli Resident Individuals. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our common shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period.    However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investments Law or within 12 years after that period.  An average rate will be set in case the dividend is distributed from mixed types of income (regular and approved/ benefited/ preferred income).

Israeli Resident Corporations. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our common shares.

Taxation of Non-Israeli Shareholders on Capital Gain from Sale of shares

Non-Residents of Israel. Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise.  As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate of 26.5% or, if derived by an individual, at the rate of 25% or 30%, if generated from an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest. On the distribution of dividends by a publicly traded company, income tax is withheld at source, at the rate of 25% for dividends paid to an individual or foreign corporation, and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an Approved Enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may, in certain circumstances, elect to mark the stock to market annually (a “mark-to-market election”), recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. holder’s fair market value of the PFIC stock and its adjusted basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  This election is available provided that the Company ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market,” as specifically defined in the Code.  If a U.S. Holder makes a mark-to-market election with respect to ordinary shares for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which the Company is determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares.  A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless the ordinary shares cease to be marketable, or the IRS consents to revocation of the election.

The Company believes that it was not a PFIC in 2014.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

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

In addition, we maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received and from which our revenues and expenses are reported.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar. Japanese Yen and Brazilian Real. In periods when the U.S. dollar strengthens against these currencies our revenue may be adversely impacted. In periods when the U.S. dollar weakens against these currencies, our expenses may be adversely affected.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a)               Our management evaluated, with the participation of our Chief Executive Officer and our Chief Operating Officer & Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014.  Based on this evaluation, our Chief Executive Officer and our Chief Operating Office & Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has excluded eGistics from its assessment of internal control over financial reporting as of December 31, 2014 because it was acquired by us during the second quarter of 2014.  Total assets and revenues of eGistics, which were consolidated in our financial statements, included elsewhere in this annual report, represent Under 10% and 20%, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2014.

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2014 under those criteria.

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

(c)                Not applicable

(d)               There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2014 and 2013, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2014 and 2013 were  $375,500 and $207,000, respectively.

Tax Fees

For the fiscal years ended December 31, 2014 and 2013 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $78,500 and $16,000, respectively.

Other services

For the fiscal year ended December 31, 2014 the aggregate fees billed EY for non-audit services were $75,000.  For the fiscal year ended December 31, 2013, no fees were paid to EY for non-audit services.

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

ITEM 16C.	EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEES

Not applicable.

ITEM 16D.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16E.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16F.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-38.

ITEM 19.	EXHIBITS

Number	Description
1.1
Amended and restated Articles of Association of the Company dated October 27, 2003 and amended December 22, 2011(incorporated by reference to exhibit 99.1 to the Company’s 6-K Form filed on November 16, 2011).

1.2	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).
2.1	Form of Ordinary Shares Purchase Warrant of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 14, 2011).
4.1	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to Exhibit 4.1 to the Company’s Form 20-F for the year ended December 31, 2012).
4.2	Top Image Systems Ltd. 2003 Amended Option Plan (2013) (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed on September 3, 2013).
4.3	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).

Number	Description
4.4
Securities Purchase Agreement, dated June 6, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed on June 14, 2011).

4.5
Registration Rights Agreement, dated June 13, 2011, among the Company and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed on June 14, 2011).

4.6
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
TOP IMAGE SYSTEMS LTD.

By:	/s/ Michael Schrader
Michael Schrader
Chief Executive Officer

Date: April 15, 2015

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. ("the Company"), as of December 31, 2014 and 2013, and the related consolidated statements of income, (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 15, 2015	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,203	$4,386
Restricted cash	347	132
Trade receivables (net of allowance for doubtful accounts of $ 76 and $357 at December 31, 2013 and 2014, respectively)	7,111	12,034
Deferred tax assets	913	749
Other accounts receivable and prepaid expenses	901	787

Total current assets	12,475	18,088

LONG-TERM ASSETS:
Severance pay fund	1,775	1,235
Restricted cash	374	366
Non-current deferred tax assets	515	522
Long-term deposits and long-term assets	80	245
Property and equipment, net	260	1,180
Intangible assets, net	-	6,293
Goodwill	6,168	19,377

Total long-term assets	9,172	29,218

Total assets	$21,647	$47,306

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$359	$1,593
Deferred revenues	2,284	3,573
Deferred tax liability	-	133
Accrued expenses and other accounts payable	1,334	3,815

Total current liabilities	3,977	9,114

LONG-TERM LIABILITIES:
Accrued severance pay	1,956	1,378
Non-current deferred revenues	-	2,212
Deferred tax liability	-	318
Other long-term liabilities	-	447

Total long-term liabilities	1,956	4,355

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2013 and 2014; Issued and outstanding: 12,088,049 and 17,823,959 shares at December 31, 2013 and 2014, respectively	133	198
Additional paid-in capital	37,114	61,559
Accumulated other comprehensive loss	(1,540)	(2,454)
Accumulated deficit	(19,993)	(25,472)

Total parent shareholders' equity	15,714	33,831

Non-controlling interest	-	6

Total shareholders' equity	15,714	33,837

Total liabilities and shareholders' equity	$21,647	$47,306

The accompanying notes are an integral part of the consolidated financial statements.

April 15, 2015
Date of approval of the	Lyron Bentovim	Michael Schrader
financial statements	Chief Financial Officer	Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014
Revenues:

License and SaaS	$15,303	$12,528	$17,284
Services	16,027	16,529	18,571

Total revenues	31,330	29,057	35,855

Cost of revenues:
License and SaaS	1,218	2,740	1,911
Services	10,771	9,076	12,411

Total cost of revenues	11,989	11,816	14,322

Gross profit	19,341	17,241	21,533

Operating expenses:
Research and development, net	2,609	3,377	4,914
Selling and marketing	8,733	9,498	12,967
General and administrative	5,087	4,637	6,819
Acquisition related costs	-	-	1,170
Amortization of intangible assets	-	-	239

Total operating expenses	16,429	17,512	26,109

Operating income (loss)	2,912	(271)	(4,576)
Financial expenses , net	191	286	352
Other income, net	-	369	7

Income (loss) before taxes on income	2,721	(188)	(4,921)

Taxes on income (expenses)	1,122	1	(552)

Net income (loss)	$3,843	$(187)	$(5,473)

Attributes to :
The Company's shareholders	$3,843	$(187)	$(5,479)
Non-controlling interests	-	-	6

	$3,843	$(187)	$(5,473)

Net income (loss) per Ordinary share attributable to the Company's shareholders :

Basic	$0.34	$(0.02)	$(0.34)

Diluted	$0.31	$(0.02)	$(0.34)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share data)

	Year ended December 31,
	2012	2013	2014

Net income (loss)	$3,843	$(187)	$(5,473)

Foreign currency translation adjustments	(80)	(10)	(914)

Comprehensive income (loss)	$3,763	$(197)	$(6,387)

Attributed to:
Company’s Shareholders	$3,763	$(197)	$(6,387)
Non-controlling interests	-	-	6

Comprehensive income (loss)	$3,763	$(197)	$(6,381)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other			Non
	Ordinary shares		paid-in	comprehensive	Accumulated		controlling
	Number	Amount	capital	loss	deficit	Total	Interest	Total Equity

Balance at January 1, 2012	10,873,558	$121	$34,118	$(1,450)	$(23,649)	$9,140	$-	$9,140

Exercise of warrants and stock options	518,200	5	759	-	-	764	-	764
Issuance of Ordinary shares in conjunction with consulting services (Note 10e)	250,000	3	810	-	-	813	-	813
Change in foreign currency translation adjustments, net	-	-	-	(80)	-	(80)	-	(80)
Share-based compensation expenses	-	-	346	-	-	346	-	346
Net income	-	-	-	-	3,843	3,843	-	3,843

Balance at December 31, 2012	11,641,758	129	36,033	(1,530)	(19,806)	14,826	-	14,826

Exercise of stock options	446,291	4	725	-	-	729	-	729
Other comprehensive loss	-	-	-	(10)	-	(10)	-	(10)
Share-based compensation expenses	-	-	356	-	-	356	-	356
Net loss	-	-	-	-	(187)	(187)	-	(187)

Balance at December 31, 2013	12,088,049	133	37,114	(1,540)	(19,993)	15,714	-	15,714

Exercise of warrants and stock options	220,100	2	376	-	-	378	-	378
Issuance of Ordinary shares, net *)	3,162,500	36	13,660	-	-	13,696	-	13,696
Issuance of Ordinary shares in conjunction of business acquisition	2,353,310	27	9,739	-	-	9,766	-	9,766
Other comprehensive loss	-	-	-	(914)	-	(914)	-	(914)
Share-based compensation expenses	-	-	670	-	-	670	-	670
Net loss	-	-	-	-	(5,479)	(5,479)	6	(5,473)

Balance at December 31, 2014	17,823,959	$198	$61,559	$(2,454)	$(25,472)	$33,831	$6	$33,837

*)           Net of issuance expenses in the amount of $ 350.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:
Net income (loss)	$3,843	$(187)	$(5,473)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation expenses	346	356	670
Issuance of Ordinary shares in conjunction with consulting services	813	-	-
Depreciation and amortization	240	198	1,041
Accrued severance pay, net	(13)	(50)	(38)

Erosion of non-dollar linked restricted cash and long term assets	17	(49)	57
Decrease (increase) in deferred tax assets, net	(1,223)	(205)	56
Decrease (increase) in trade receivables, net	(4,190)	1,457	(4,427)
Increase long term liabilities	-	-	155
Decrease (increase) in other accounts receivable and prepaid expenses	(73)	(111)	201
Increase (decrease) in trade payables	323	(325)	855
Increase (decrease) in deferred revenues	(694)	770	134
Increase (decrease) in accrued expenses and other accounts payable	202	(1,440)	1,810

Net cash provided by (used in) operating activities	(409)	414	(4,959)

Cash flows from investing activities:
Decrease (increase) in restricted deposits	(65)	(92)	180
Purchase of property and equipment	(119)	(76)	(171)
Business acquired	-	-	(7,806)

Net cash used in investing activities	(184)	(168)	(7,797)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from financing activities:
Proceeds from exercise of Warrants and stock options	764	729	378
Proceeds from Issuance of Ordinary shares, net of issuance expenses	-	-	13,696
Payment of accrued issuance expenses	(20)	(4)	-

Net cash provided by financing activities	744	725	14,074

Effect of exchange rate on cash and cash equivalent balances	(18)	9	(135)

Increase in cash and cash equivalents	133	980	1,183
Cash and cash equivalents at the beginning of the year	2,090	2,223	3,203

Cash and cash equivalents at the end of the year	$2,223	$3,203	$4,386

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$152	$143	$67

Interest	$-	$29	$35

Supplemental disclosure of Non- cash flow information:

Accrued ordinary shares issuance expenses	$4	$-	$-
Account payables with respect to business acquisition*)	$-	$-	$(216)
Payment in shares for business acquisition *)	$-	$-	$(9,766)

*)           See Note 1d

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

The Company operates in two reportable segment and its revenues are mainly derived from the sale of its license and SaaS, professional services, maintenance and technical support.

As for information regarding the major customers of the Company see Note 11c.

The Company's shares are traded on The NASDAQ Stock Market LLC in the United States and until October 31, 2014 also on the Tel-Aviv Stock Exchange ("TASE").

b.
The Company's main marketing and sales activities are conducted through its wholly owned subsidiaries in the United States, the United Kingdom, Germany, Hong Kong, Japan and Singapore.  On June 30, 2014 the Company, established a new subsidiary in Australia, Top Image Systems Pty Ltd. (or "TIS Australia"), together with one of its partners.

c.
In February 2014, the Company closed an underwritten public offering whereby 3,162,500 ordinary shares were sold by the Company to the public. The aggregate net proceeds received by the Company from the offering were approximately $13,696. The aggregate amount of Ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional Ordinary shares to cover over-allotments.

d.
On July 16, 2014 the Company signed an Agreement and Plan of Merger (the “Agreement”) to acquire all the outstanding shares of eGistics, Inc. ("eGistics"), a provider of private cloud-based document management solutions in the USA, for a total consideration of $ 17,788.

The transaction was effected by paying of $8,022 in cash, net of working capital related adjustment, as disclosed in the Agreement, and through the issuing of a total 2,353,310 of the Company’s Ordinary shares based on the fair value of share on the closing date.

The company acquired eGistics in order to extend its business in the cloud-based document management.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting, in accordance with Accounting Standard Codification ("ASC") 805 "Business Combinations" ("ASC 805"), and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of the eGistics. The excess of the purchase price over the net tangible and identifiable intangible assets was assigned to goodwill. The operation results of eGistics have been included in the consolidated financial statements since the acquisition date of July 16, 2014.

Net assets	$2,515
Liabilities assumed	(4,694)
Customer relations	3,997
Technology	3,005
Goodwill	13,518
Deferred tax liability	(553)

Total purchase price	$17,788

In performing the purchase price allocation the Company considered, among other factors, the intention for future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Company's products. The company's management has determent the fair value of the intangible assets with the assistance of independent valuation firm using the income approach.

The following table sets forth the components of intangible assets associated with the acquisition:

	Amount	Amortization period (in years)	Amortization method

Customer relations	$3,997	8.5	Acceleration
Technology	3,005	3.2	Straight line

	$7,002

See Note 5c for expected amortization expenses.

Goodwill of $ 13,518 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and is tested for impairment at least annually.

Acquisition costs in the amount of $1,170 consisted mainly of legal, tax and accounting fees and other external costs directly related to the acquisition and were included in operating expenses, as acquisition related costs.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Unaudited pro forma condensed of operation:

The following represents the unaudited consolidates pro forma revenues and net loss for the years ended December 31, 2013 and 2014 assuming that the acquisition of eGistics occurred on January 1, 2013. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred, had the acquisition been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December 31,
	2013	2014
	Unaudited	Unaudited

Revenues	$39,613	$41,157

Net Loss	$(1,331)	$(4,394)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), applied on a consistent basis, as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimated and assumptions are employed in estimates used in determining values of stock-based compensation costs, financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy, allowance for doubtful accounts, income taxes and valuation allowance and contingent liabilities . Actual results could differ from those estimates.

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

For those subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income (loss) items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive loss in changes in shareholders' equity.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

e.	Restricted cash:

Restricted cash is primarily invested in short term and long term deposits. For more information refer to Note 8c.

f.	Long – term deposits and long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

g.	Property and equipment, net:

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

During 2012, 2013 and 2014, no impairment losses had been identified for intangible assets and property and equipment.

i.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in one operation-based segment, which also comprise its reporting units: TIS and its subsidiaries except TIS Americas and TIS Americas. In 2014 the Company performed a qualitative assessment for all its reporting units during the fourth quarter of 2014 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

During the years 2014 and 2013, no impairment charge was recognized.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

Intangible assets are comprised of acquired technology and customer relations. Definite-lived intangible assets are amortized over their estimated useful life. Acquired technology is amortized on a straight line basis over a period of 3.2 years. Customer relations are amortized using accelerated amortization method over a period of 8.5 years.

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

The Company, through Top Image Systems (Asia Pacific) Pte. Ltd. held 23.7% an investment in affiliated company, Asiasoft Hong Kong Ltd ("AS HK"). During 2010 AS HK sold its business to another company. In December 2010, the Company received an advance in the amount of $ 369 as a result of such sale. On July 2013 the sell was completed and it was determined that no additional payment will be received and accordingly the Company recognized the advance payment in the amount of $ 369 as other income, net.

l.	Revenue recognition:

The Company reports its revenue in two categories: (i) license, mainly perpetual license, and Software as a Services (“SaaS”) revenues; and (ii) service revenue, including revenue from professional services, training services and post-contract customer support (“PCS”).

The Company accounts for the sale of perpetual software in accordance with ASC 985-605, "Software Revenue Recognition ("ASC 985-605")". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence ("VSOE") of fair value. VSOE is based on the price charged when an element is sold separately or renewed. Revenues are allocated under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

PCS revenue are deferred and recognized on a straight-line basis over the term of the agreement.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

For sales not included a perpetual software, the Company recognizes revenues in accordance to Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

The selling price for a deliverable is based on its vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as the Company's products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained.

Additionally, as the Company is unable to reliably determine what competitors products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP.

Deferred revenues represent unearned amounts received for PCS arrangements that are paid by customers and not yet recognized as revenues.

The Company generally does not grant a right of return to its customers.

m.	Research and development costs:

Research and development costs are charged to the statement of income (loss) as incurred. ASC 985-20 requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

At December 31, 2014, the Company has one share-based employee compensation plan, which is described extensively in Note 10.

The Company accounts for share-based compensation in accordance with ASC 718, "Stock Compensation" ("ASC 718").  ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of Comprehensive income (loss).

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Monte-Carlo simulation option-pricing model. The Monte-Carlo Simulation for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected life of employee options is a derived output of this assumption from the Monte-Carlo Simulation.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2012	2013	2014

Dividend yield	0%	0%	0%
Expected volatility	64.1%	40%-77%	40%-80%
Risk-free interest rate	1%	0.13%-3.04%	0.12%-2.63%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple- employees	1.62	1.09	-
Suboptimal exercise multiple- management	-	1.36-1.39	1.62-1.66

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

In 2012, part of the outstanding options has been excluded from the calculation of the diluted net earnings per share because such securities were anti-dilutive for 2012. The number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share was 19,500 for the year ended December 31, 2012. In 2013 and 2014, all outstanding stock options were anti-dilutive and accordingly excluded from the calculation of the diluted net loss per share.

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. This accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax on income (expenses).

r.	Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash and trade receivables.

The Company's cash, cash equivalents and restricted deposits are invested primarily in deposits with major banks worldwide; however, such cash and cash equivalents in the US may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, low credit risk exists with respect to these investments.

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

Severance expenses for the years ended December 31, 2012, 2013 and 2014 amounted to approximately $ 167, $ 218 and $ 370, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables and other accounts receivable, short-term bank credit, trade payables accrued expenses and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

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

u.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive loss relate to foreign currency translation adjustments.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC 450 definition. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2014, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

w.	Allowance for doubtful accounts:

The Company maintains an allowance for doubtful accounts for estimated losses inherent in its trade receivable portfolio. In establishing the required allowance, management bases its determination, among other factors, on information available about the debtors' financial situation, the volume of their operations and evaluation of the security received from them. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

x.	Recently Issued Accounting Pronouncements:

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08), “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. It is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. The Company does not expect the impact of the adoption of ASU 2014-08 to be material to its consolidated financial statements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition. ASU 2014-09 provides enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 will be effective for the Company in the first quarter of fiscal 2017 and may be applied on a full retrospective or modified retrospective approach. The Company is still evaluating the impact of implementation of this standard on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2014

Government authorities	$218	$79
Prepaid expenses	558	604
Rent and motor leasing deposits	47	61
Others	78	43

	$901	$787

NOTE 4:-	PROPERTY AND EQUIPMENT

	December 31,
	2013	2014
Cost:

Computers and peripheral equipment	$1,420	$6,576
Office furniture and equipment	789	781
Leasehold improvements	69	87

	2,278	7,444
Accumulated depreciation:

Computers and peripheral equipment	1,323	5,565
Office furniture and equipment	631	627
Leasehold improvement	64	72

	2,018	6,264

Depreciated cost	$260	$1,180

Depreciation expenses amounted to $ 229, $ 198 and $ 277 for the years ended December 31, 2012, 2013 and 2014, respectively.

During 2013 and 2014, the Company recorded a reduction of $ 386 and $ 0, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

As to charges, see Note 8b.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	INTENGIABLE ASSETS

Intangible assets arose from the acquisition of the business from eGistics in July 2014 (see Note 1d).

a.	Identifiable intangible assets:

	December 31,
	2013	2014
Original amount:
Customer relations	$-	$3,997
Technology	-	3,005

	-	7,002
Accumulated amortization:
Customer relations	-	239
Technology	-	470

	-	709

	$-	$6,293

b.	Amortization expenses amounted to $ 709 for the year ended December 31, 2014. During 2012 and 2013 no amortization cost were recorded.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2015	$1,235
2016	1,435
2017	1,270
2018	649
2019	615
2020 and thereafter	1,089

$6,293

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2014 are as follows:

Balance as of January 1, 2013	$6,121

Foreign currency translation adjustments	47

Balance as of December 31, 2013	6,168

Acquired during the year (see Note 1d)	13,518

Foreign currency translation adjustments	(309)

Balance as of December 31, 2014	$19,377

NOTE 7:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2013	2014

Employees and payroll accruals	$480	$357
Government authorities	82	542
Accrued vacation pay	170	128
Accrued expenses	418	2,152
Factoring advance payments	151	180
Capital leases – current portion	-	252
Other	33	204

	$1,334	$3,815

NOTE 8:-	COMMITMENTS ANDCONTINGENT LIABILITIES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 3%-3.5% of revenues from sale of its iCMR software, up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $397 and $ 408 as of December 31, 2013 and 2014 respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
The Company has entered into non-cancelable operating lease agreements for the lease of motor vehicles, facilities rental and certain equipment. The leasing deposits are recorded as part of other account receivables.

The Company's facilities are leased under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in 2019.

As of December 31, 2014, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles, rental facilities and certain equipment:

2015	$1,369
2016	1,083
2017	507
2018	228
2019	180

Total	$3,367

Rental expenses for motor vehicles, facility rental and certain equipment expenses amounted to $ 1,167, $ 1,323 and $ 1,279 for the years ended December 31, 2012, 2013 and 2014, respectively.

3.
Starting from 2011, the Company has a revolving line of credit with an Israeli bank ("the bank") for total borrowing of up to $ 600, based on several conditions and financial covenants. On July 2013, the company increased the line of credit up to $2,000.

During the year ended December 31, 2013, from time to time the Company used the line of credit and recorded interest expenses in the amount of $ 29. The line of credit bears interest rate of Libor + 4%. The actual Libor interest rate at December 31, 2013 was 0.08%. Any indebtedness under this credit line is secured by a floating charge on the Company's assets.  As of December 31, 2013, there were no amounts outstanding under the credit line.

During 2014 the company did not use the line of credit and the line of credit was cancelled.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 174.

2.	The Company provided certain customers and vendors with a $ 324 bank guarantee.

d.	Legal proceedings:

1.
On September 25, 2012, a lawsuit has been lodged against the Company and one of its subsidiaries by Mitek Systems, Inc ("Mitek") for alleged infringement on US patents.  No discovery has been taken and a trial was scheduled for December 8, 2014.

The lawsuit related to technology used in by the Company's MobiCHECK software (one of the Company mobile products). Mitek was seeking a declaration of infringement, damages, and other amounts.

The Company believed that Mitek's claim was without merit and intended to defend itself against this lawsuit. Management could not predicted the outcome of the lawsuit nor could they make any estimate of the amount of damages, therefore, no provision has been made with respect to the lawsuits.

In September 2014 the Company settled the lawsuit with Mitek without liability to the Company.

2.
Subsequent to year end, on January 30, 2015, a former employee filed suit against the Company claiming he was owed compensation and asserting other employment-related matters.  The former employee is seeking damages in excess of $640. The Company denies all claims and is vigorously defending the suit, but is unable to estimate its exposure at this stage.

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

If the Company pays a dividend out of income derived from the Approved and Privileged Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10% - 25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

As of December 31, 2014, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Benefited Enterprise".

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

Taxable income of Israeli companies was subject to tax at the rate of 25% in the years ended December 31, 2012 and 2013.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for 2014 and thereafter (the "New Law").

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

The New Law increases the Israeli corporate tax rate from 25%, which was the tax rate in effect for the year ended December 31, 2013, to 26.5%.

5.	According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2009 are considered as final assessments.

b.	Carryforward losses:

As of December 31, 2014, Top Image systems Ltd. has accumulated net operating losses and capital losses in the amount of $ 8,845 and $ 1,890, respectively. The losses can be carryforward against relevant taxable income for an indefinite period. As of December 31, 2014, the Company recorded a deferred tax asset of $ 1,268 for its carry forward net operating losses in Israel.

As of December 31, 2014, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 29,286.

As of December 31, 2014, the U.S. subsidiaries had U.S. Federal and State net operating losses carryforwards of approximately $ 24,187, which can be carried forward and offset against taxable income for 8 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

Operating losses carryforwards of its subsidiaries in Singapore, Japan and UK in the total amount of $ 2,282, $ 2,066 and $ 751, respectively, as of December 31, 2014, can be carried forward indefinitely since the company does not expect to utilize them in the near future.

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

d.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$1,670	$(829)	$(6,343)
Foreign	1,051	641	1,422

	$2,721	$(188)	$(4,921)

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current taxes	$(101)	$(204)	$(496)
Deferred taxes	1,223	205	(56)

	$1,122	$1	$(552)

Domestic	$1,223	$205	$(166)
Foreign	(101)	(204)	(386)

	$1,122	$1	$(552)

f.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2013	2014

Carryforward losses (1)	$3,405	$10,627
Intangible assets	13	-
Research and development expenses	596	780
Accrued severance pay	22	17
Accrued vacation pay	41	30

Deferred tax assets before valuation allowance	4,077	11,454

Deferred tax liability :
Intangible assets	-	(2,391)
Deferred revenues	-	(66)

Deferred tax assets before valuation allowance	-	(2,457)

Net deferred tax assets before valuation allowance	4,077	8,997

Valuation allowance	(2,649)	(8,177)

Net deferred tax assets	$1,428	$820

(1)	Inclusive of the effect of enacted changes in tax rates in accordance with Israeli Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2010, 2011 and 2013).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

	December 31,
	2013	2014
Domestic:
Current deferred tax asset, net	$913	$746
Non-current deferred tax asset, net	515	522

	1,428	1,268

Foreign:
Current deferred tax liability, net	-	(130)
Non-current deferred tax liability, net	-	(318)

	-	(448)

	$1,428	$820

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 2,649 and $ 8,177 at December 31, 2013 and 2014, respectively.

The Company does not have a provision for Israeli income taxes on the undistributed earnings of its international subsidiaries since the Company intends to indefinitely reinvest these earnings outside Israel.

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of income (loss) is as follows:

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2012	2013	2014

Income (loss) before taxes, as reported in the consolidated statements of operations	$2,721	$(188)	$(4,921)

Statutory tax rate	25%	25%	26.5%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	$680	$(47)	$(1,304)
Income tax at rate other than the Israeli statutory tax rate	4	46	(17)
Tax advances and non-deductible expenses including equity based compensation expenses	349	215	342
Deferred taxes on losses and other temporary differences	(1,223)	-	-
Deferred taxes on losses and other differences for which a valuation allowance was provided	-	-	5,528
Acquisition of subsidiary	-	-	(3,935)
Tax Reserve for uncertain tax positions	(204)	-	(9)
Difference between financial statements measurement of income and tax basis	(143)	(55)	(44)
Utilization of operating losses carry forward from prior years for which deferred taxes were not created	(636)	(97)	(54)
Tax adjustment in respect of different tax rates	-	(95)	-
State and Federal taxes	-	-	57
Taxes in respect to prior years	43	32	-
Other individually immaterial income tax item	8	-	(12)

Actual tax expense (benefit)	$(1,122)	$(1)	$552

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	TAXES ON INCOME (Cont.)

h.	A reconciliation of the beginning and ending amounts of unrecognized tax benefits in the years ended December 31, 2013 and December 31, 2014 are as follows:

Gross unrecognized tax benefits as of January 1, 2013	$204
Increase in tax position for current year	-

Gross unrecognized tax benefits as of December 31, 2013	204
Interest accrued	9

Gross unrecognized tax benefits as of December 31, 2014	$213

There was $213 of unrecognized income tax benefits that, if recognized, would impact the effective tax rate in the period in which each of the benefits is recognized. The Company includes interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of income (loss). The total amount of penalties and interest is approximately $9 as of December 31, 2014.

NOTE 10:-	SHAREHOLDERS' EQUITY SHAREHOLDERS' EQUITY

a.	Dividends:

Dividends may be paid by the Company only out of the Israeli company's earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in New Israeli Shekels. No dividends were declared in the periods presented.

b.	Employee Stock Option Plan (2003):

The Employee Stock Option Plan (2003) ("the ESOP 2003") is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

In May 2004, December 2006 and October 2013, the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase additional 650,000, 700,000 and 1,100,000 Ordinary shares, respectively, pursuant to the ESOP 2003.

As of December 31, 2014, 1,294,810 options are outstanding.

As of December 31, 2014, an aggregate amount of 771,549 options is still available for future grant under of the above mentioned plan.

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

4.
On July 13, 2014, the board of directors approved the grant of options to purchase 100,000 Ordinary shares to a member of the management, at an exercise price of $ 3.95 with a vesting term of three years.

5.	On September 18, 2014, the board of directors approved the grant of options to purchase 52,500 Ordinary shares to several employees, at an exercise price of $ 4.15 with a vesting term of three years.

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2014
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	1,363,848	3.44	8.05	-
Granted	162,500	4.09	-	-
Exercised	(155,271)	1.91	-	-
Forfeited	(76,267)	5.28	-	-

Outstanding at the end of the year	1,294,810	3.6	7.57	842

Exercisable at the end of the year	908,250	2.91	7.27	842

Vested and expected to vest at end of year	908,250	2.91	7.27	842

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. Total intrinsic value of options exercised for the year ended December 31, 2014 was $ 842, respectively. As of December 31, 2014 there was $ 915 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2003 Stock Plan. This cost is expected to be recognized over a period of approximately 2.75 years.

The weighted average grant date fair values of options granted during 2013 and 2014 were $ 2.38 and $ 1.85, respectively.

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2014	life (years)	price	2014	exercisable

$1.30	85,105	3.89	1.3	85,105	1.30
$2.11 - $ 2.64	537,005	6.79	2.19	537,005	2.19
$3.84 - $ 6.04	672,700	8.52	4.97	286,140	4.75

	1,294,810	7.57	3.60	908,250	2.91

e.
In April, May and August 2012, the Company issued 250,000 of its Ordinary shares to one of its consultant for services received during 2012. The shares were fully vested when granted. The shares were locked up for a period of nine months from the date they were issued.  In connection with the grants, the Company recorded during 2012, compensation expenses in the amount of $ 813.

f.	In February 2014, the Company issued 3,162,500 Ordinary shares in conjunction to its public offering (for more details see Note 1c)

g.	On July 16, 2014 the company issued 2,353,310 Ordinary shares in conjunction of the acquisition of eGistics (for more details see Note 1d).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

h.
During the years ended December 31, 2012, 2013 and 2014, the Company recognized share-based compensation expense related to employee options in the amount of $ 346, $ 356 and $670, respectively, as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$64	$64	$162
Research and development, net	23	23	71
Selling and marketing	57	57	183
General and administrative	202	212	254

Total share-based compensation expense	$346	$356	$670

NOTE 11:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information:

1.	Revenues:

	Year ended December 31,
	2012	2013	2014

License and SaaS

Far East	$1,534	$2,362	$2,794
Europe	9,146	4,934	6,985
North and South America	2,442	4,407	6,995
Africa and Middle East	2,181	825	510

	15,303	12,528	17,284
Service revenues

Far East	3,482	3,220	3,487
Europe	10,790	11,632	12,250
North and South America	1,595	1,131	2,531
Africa and Middle East	160	546	303

	16,027	16,529	18,571

Total revenues	$31,330	$29,057	$35,855

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA (Cont.)

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2012	2013	2014

Israel	$203	$135	$127
USA	-	-	974
Other	174	125	79

Total Long-lived assets:	$377	$260	$1,180

c.	Major customers’ data:

In 2012, 2014 the Company had no customer who accounted for more than 10% of the total revenues. During 2013 one customer accounted for 10.2% of the total revenues.

NOTE 12:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2012	2013	2014

Net income (loss) used for the computation of diluted net earnings (loss) per share	$3,843	$(187)	$(5,479)

Weighted average Ordinary shares outstanding	11,403,596	11,718,960	16,071,608

Effect of dilutive securities:

Employees stock options	774,914	*) -	*) -
Warrants	138,992	*) -	*) -

	913,906	-	-

Diluted weighted average Ordinary shares outstanding	12,317,502	11,718,960	16,071,608

Basic earnings (loss) per Ordinary share	$0.34	$(0.02)	$(0.34)

Diluted earnings (loss) per Ordinary share	$0.31	$(0.02)	$(0.34)

*)     Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	FINANCIAL EXPENSE

	Year ended December 31,
	2012	2013	2014

Interest income	$3	$-	$-
Interest expenses	-	(29)	(35)
Fair value adjustments for deferred revenues	-	-	(55)
Exchange rate loss and bank charges	(194)	(257)	(262)

	$(191)	$(286)	$(352)

NOTE 14:-	RELATED PARTY TRANSACTION

According to the Company's agreement with the chairman of the board, in consideration for his services to the Company worldwide, the chairman of the board will be entitled to compensation in the amount of US $ 28.1 plus VAT per month ("the consulting fees"). In addition, as approved annually by the Company's general meeting of the shareholders, the chairman is entitled to a bonus of 5.25% of the Company's adjusted EBITDA, under certain conditions with regard to revenue and EBITDA, as defined in the minutes of the Company's board of Directors.

During 2014 the chairman of the board was entitled to a bonus at the rate of 0.25% of the total amount raised by the Company on the underwritten public offering (see Note 10f).

During 2012, 2013, 2014 the chairman of the board has been entitled to compensation, including the bonus, on the amount of $ 494, $ 324 and $ 369, respectively for his consulting fees.