Form 20-F
period 2015-12-31
TOP IMAGE SYSTEMS LTD
filed 2016-04-26
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Ben Gurion St, Ramat Gan, 5257334, Israel
(Address of principal executive offices)

Yossi Dagan
Chief Financial Officer
Top Image Systems Ltd.
2 Ben Gurion St, Ramat Gan, 5257334, Israel
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

17,919,126 Ordinary Shares

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

- i -

Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 20-F (“Form 20-F”) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that reflect our expectations, beliefs, projections, future plans and strategies, anticipated events or trends.  For example, statements related to our future financial condition or results of operations, management’s strategies and objectives and expected market growth are forward-looking statements.  Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” “predicts,” “anticipates,” or “potential” and similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to:

•	fluctuations in the market price of ordinary shares of the company

•	potential dilution to the holders of ordinary shares of the company as a result of future issuances of our securities;

•	quarterly fluctuations in our results of operations;

•	unstable conditions in the global economy and capital markets;

•	future acquisitions that could require significant resources or result in unanticipated adverse consequences;

•	competitive pressures in the data capture and automatic form processing markets;

•	the success of our strategic marketing relationships;

•	our ability to continue technological innovation and successful commercial introduction of new products;

•	the potential for losses;

•	our ability to protect intellectual property and other proprietary information;

•	the possibility that ordinary shares of the company could be involuntarily delisted from NASDAQ;

•	exposure to currency fluctuations; and

•	other risks and uncertainties described in, or incorporated into, this prospectus.

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

	2011	2012	2013	2014	2015
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
License Revenues	14,049	15,303	11,762	11,211	7,708
Services revenues	14,624	16,027	17,295	24,644	26,083
Total Revenues	28,673	31,330	29,057	35,855	33,791
Cost of License revenues	1,670	1,218	2,740	1,442	545
Cost of Services revenues	9,514	10,771	9,076	12,880	15,593
Total Cost of revenues	11,184	11,989	11,816	14,322	16,138
Gross profit	17,489	19,341	17,241	21,533	17,653
Research and development, net	1,976	2,609	3,377	4,914	4,797
Selling and marketing	7,748	8,733	9,498	12,967	10,894
General and administrative	4,383	5,087	4,637	6,819	7,492
Acquisition related costs	-	-	-	1,170	-
Amortization of intangible assets	-	-	-	239	390
Operating income (loss)	3,382	2,912	(271)	(4,576)	(5,920)
Financial expense, net	(911)	(191)	(286)	(352)	(1,145)
Other income, net	4	-	369	7	4
Income (loss) from continuing operations before taxes on income	2,475	2,721	(188)	(4,921)	(7,061)
Taxes (tax benefit) on income	125	(1,122)	(1)	552	1,215
Net income (loss)	2,350	3,843	(187)	(5,473)	(8,276)
Net profit attributable to non- controlling interest	-	-	-	(6)	(19)
Net income (loss) attributable to parent company	2,350	3,843	(187)	(5,479)	(8,295)

Net basic income (loss) per share:	$0.23	$0.34	$(0.02)	$(0.34)	$(0.46)
Net diluted income (loss) per share:	$0.21	$0.31	$(0.02)	$(0.34)	$(0.46)

Weighted average number of shares outstanding for basic net income (loss) per share	10,207,111	11,403,596	11,718,960	16,071,608	17,870,588
Weighted average number of shares outstanding for diluted net income (loss) per share	11,100,654	12,317,502	11,718,960	16,701,608	17,870,588

As of December 31,

	2011	2012	2013	2014	2015
Summary of Balance Sheet Data:
Cash and cash equivalents	2,090	2,223	3,203	4,386	2,404
Working capital	2,463	7,674	8,498	8,974	3,941
Total assets	15,598	21,535	21,647	47,306	40,217
Long term debt	1,543	1,808	1,956	4,355	5,220
Total liabilities	6,458	6,709	5,933	13,469	14,225
Shareholders’ equity	9,140	14,826	15,714	33,837	25,992

 RISK FACTORS

An investment in ordinary shares of the company involves a high degree of risk.  You should consider carefully the following risk factors when making an investment decision. If one or more of the following risks, or risks and uncertainties not currently known to us or that we believe are immaterial, occur, such occurrence(s) could have a material adverse effect on our business, financial condition, results of operations and prospects, the value of ordinary shares of the company could decline, and you could lose all or part of your investment in ordinary shares of the company.

Risks Related to Our Business

If we are unable to achieve and maintain a leading position and to build awareness of our brands, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve and maintain a leading position in data recognition software or to promote and maintain our brands, our business, results of operations and financial condition could suffer.  Development and awareness of our brands will depend largely on our success in increasing our customer base.  In order to attract and retain customers and to promote and maintain our brands in response to competitive pressures, we may be required to increase our marketing budget or increase our sales expenses.   There can be no assurance that our efforts will be sufficient or that we will be successful in attracting and retaining customers or promoting our brands. In 2014 we acquired eGistics, Inc., a provider of cloud-based solutions for the financial sector as part of our efforts to expand our market share and to offer additional products.  We cannot be certain that the acquisition will help us reach that goal. Failure in this regard could harm our business and results of operations.

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

We sell our products and services in various countries around the world, with a significant concentration in Europe and North America. Consequently, our sales and profitability are dependent on economic conditions globally and in each market we operate in. The weakening of consumer and corporate confidence, declining income and asset values in many areas and other adverse factors related to the global economic downturn that has been ongoing to various degrees in various regions since 2008 has resulted in our customers and the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions.  Should those conditions persist or worsen, they might adversely affect our business.

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

For example, the European debt crisis, which has had a negative impact on the European economy, may have adverse impact on our operations.  In, 2013, 2014, and 2015, we generated $16.6 million, $19.2 million, and $14.1 million respectively, of revenues from our operations in Europe, which represented 57%, 54%, and 42% respectively, of our total revenues. We are not certain that we will be able to maintain those levels in light of the ongoing economic difficulties in Europe. The tightening of European credit markets and uncertainty in the Euro Zone, may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.   The economic difficulties in Europe can lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

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

Specifically, in 2014 we acquired eGistics, Inc., a provider of cloud based solutions for the financial sector, in connection with our efforts to expand our market share and to offer additional products. We paid $18 million, comprised of $9 million in cash and $9 million in shares. Concluding the transaction required a significant investment of our management time and effort.

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

        The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition and market consolidation whereby core capture systems are subsumed by Scanner Manufacturers and by Enterprise Content Management vendors to create incremental value by offering integrated document process automation solutions. Our products compete with those developed and marketed by well-established companies, including Lexmark and its software arm Perceptive Software, incorporating the former Kofax and ReadSoft software offerings, Ephesoft, Esker, Itesoft, Nuance, Mitek Systems, Banctec, EMC (Captiva Software), IBM Datacap, Delux (Wassau) as well as with manual data entry solutions.  Many of our competitors have longer operating histories and deeper financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times.

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

As processing speeds increase, memory capacities expand, software is upgraded, and mobile and onsite infrastructure improve, we need to ensure that our products, capitalize on these developments, and remain compatible with industry standards.  Our ability to compete will depend upon our ability to offer state-of-the-art products in a timely and cost-effective manner.  Our product decisions must anticipate the changing demand for products. Our acquisition in 2014 of eGistics, Inc. represents part of our efforts to expand and update our product offerings, particularly in connection with cloud-based solutions. We anticipate that we will need to keep pace with other cloud-based and software as a service solution in the market in order to remain competitive. We can provide no assurance that such efforts to develop, complete development and expand our customer and product base will succeed. If we are unable to develop, modify and enhance our existing technology to respond to such changing standards and customer demands, our business could be adversely affected.  In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

We have had a history of losses and may incur future losses.

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008, 2011 and 2012, and our losses may recur and continue.  As of December 31, 2015, we had an accumulated deficit of $33,767,000. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will achieve consistent profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects, financial results and results of operations.

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

Fluctuations in our quarterly results could discourage investors and cause the market price of ordinary shares of the company to decline.

Our success depends on our proprietary software technology.

Our success depends upon our proprietary software technology.  Although we believe that our technology has been developed independently and does not infringe on the proprietary rights of others, we cannot assure you that the technology does not and will not infringe or that third parties will not assert infringement claims against us in the future. In addition, our recent acquisition of eGistics, Inc. included intellectual property.  We relied on customary representations and warranties of, backed by various indemnities from, the sellers, with respect to eGistics’ ownership of its intellectual property. While we are not aware of any infringement claims regarding such intellectual property, we have no firsthand knowledge with respect thereto, and can provide no assurance that such intellectual property does not infringe.   In the case of infringement, we would, under certain circumstances, be required to modify our products or obtain a license.  We cannot assure you that we would be able to do so either in a timely manner under acceptable terms and conditions or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action.  Further, even if we were not infringing, intellectual property litigation is expensive and time consuming for management.  Any of the foregoing could have a material adverse effect on us.  Furthermore, if our products or technologies are deemed to infringe upon the rights of others, or if infringement claims are asserted against third parties whom we are obligated to indemnify, we could become liable for damages, which could have a material adverse effect on us.

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

Loss of large customers could adversely affect us.

In 2014 and 2015 no single customer accounted for more than 10% of our revenues. In 2013 we had one customer which accounted for more than 10% of our revenues. We are actively recruiting additional large customers and partners for our products.  If we become dependent on large customers our, business, prospects, financial conditions and results of operations could be adversely affected by the loss of such customers.

We engage in international sales, which expose us to a number of foreign political and economic risks.

We have significant operations in foreign countries, including research and development, sales and customer support operations.  Currently, in addition to our operations in Israel, we have significant operations in the U.S., Germany, the United Kingdom, Australia and Singapore.  Our international sales and other operations are subject to risks inherent in doing business in foreign countries, including, but not limited to:

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

In 2013, 2014, and 2015 approximately 57%, 54% and 42%, respectively, of our revenues were generated from sales made in the European Union. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “The impact of a continuing global economic downturn, including the European debt crisis, may have a material adverse effect on our business, results of operations and financial condition”.

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

Religious fundamentalist organizations such as ISIS and Al Qaeda have played an increasingly prominent role in regional unrest generally and in the Syrian conflict in particular. A series of terrorist attacks by religious fundamentalists with purported ties to ISIS in Paris in November of 2015 and Brussels in March of 2016 which together killed over 150 people and injured many others has reignited tensions between the West and such organizations, underscoring worldwide attempts to foment the type of unrest that threatens to intensify hostilities in the Middle East and link the Israeli-Palestinian conflict to events worldwide.

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

In addition to the risks of state, quasi-state, and organization sponsored terrorism, beginning in September of 2015, the State of Israel began to experience of series of terrorist attacks in which “lone wolf” terrorists perpetrated solo attacks on Israeli soldiers and civilians, as well tourists.  Such violence has involved numerous stabbing attacks, some fatal, and in many cases perpetrated by teenagers and women, as well as vehicular ramming attacks.  The wave of violence has once again placed the conflict in the spotlight. In many cases, the attackers were neutralized by both civilian and members of the armed services, and Israel’s critics have revived their accusations that Israel uses excessive force to maintain security.  While as of March 2016, the number of successful attacks has dropped, concerns about deterioration and the detrimental impact of world public opinion linger.

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

Because of our small size and our business strategy to increase our sales we anticipate an increased demand on all of our resources.  To the extent that our efforts to generate new business and increase demand for our products and services are successful, we will need to accurately estimate our need for personnel or marketing and customer support, or we may not be able to support our future growth.   We experienced recent changes in our executive management, including the resignation of our former, and appointment of our new, Chief Financial Officer.  The process of introducing new members to our management involves additional effort and focus and we cannot assure you that will be able to successfully and fully integrate new management and personnel in a timely fashion.  Furthermore, in order to remain competitive and keep our products up to date, we need to continue to attract and retain a qualified team of employees.  If we fail to obtain the human resources our business requires, there could be a material adverse effect on our business, prospects, financial conditions and results of operations.

Government grants similar to grants we have received for research and development expenditures in the past may not be available to us in the future.  Furthermore, our receipt of such grants limits our ability to develop products and transfer technologies outside of Israel and imposes certain liabilities on us.

In several times in the past, we have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry Trade and Labor, or the OCS, under the Law for the Encouragement of Industrial Research and Development, 1984. Such a grants were given to finance a portion of our research and development expenditures in Israel.  Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of the grant, linked to the dollar, plus interest at the LIBOR rate. As of April 1, 2016, the grants received totaled to $408,000. The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether or the OCS may not accede to future grant requests from us.  In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties.  The terms of the OCS grants limit our ability to transfer technologies outside of Israel without the prior approval of the OCS, if such technologies were developed using OCS grants or arose out of such technologies.  The OCS has the right, but not the obligation, to allow transfer of technology outside of Israel. Even if we receive for the transfer of technology outside of Israel, there can be no certainty that such approval of the OCS will be obtained on the terms that are acceptable to us, or at all. In 2015 we did not receive any grants. By way of comparison, in 2012, 2013 and 2014 together, we received grants totaling $408,000. We recently filed a request for a new grant. See also “Governmental Regulation” in Item 4 below.

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

In general, we have entered into non-competition agreements with our employees in Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate to our material interests, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to ordinary shares of the company

Ordinary shares of the company have been subject to frequent significant price fluctuations.

Trading in shares of companies listed on the NASDAQ in general and trading in shares of technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market and industry fluctuations may depress our share price, regardless of our actual operating results.

In addition, the trading price of ordinary shares of the company has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including, but not limited to:

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

If we fail to maintain NASDAQ minimum price requirements or other applicable continued listing requirements, ordinary shares of the company could be delisted.

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

If we fail to maintain the minimum price for ordinary shares of the company required by NASDAQ or comply with other continued listing requirements of NASDAQ, ordinary shares of the company could be involuntarily delisted.

A large number of ordinary shares of the company could be sold in the market in the near future, which would cause downward pressure on the market price for ordinary shares of the company.

As of April 1, 2016, we had approximately 17,919,126 ordinary shares outstanding, of which 13,745,435 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  A substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of April 1, 2016, there were outstanding options and warrants to purchase an aggregate of approximately 1,971,043 ordinary shares.

Future issuances of ordinary shares of the company could adversely affect the trading price of ordinary shares of the company and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of ordinary shares of the company in financings or acquisitions in the future.  To the extent that the market price of ordinary shares of the company declines, we will need to issue an increasing number of ordinary shares per dollar of equity investment.  In order to obtain future financing if required, it is likely that we will issue additional ordinary shares or financial instruments that are exchangeable for or convertible into ordinary shares.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.

Also, in order to compensate our directors, provide incentives to our employees and induce prospective employees and consultants to work for us, from time to time we offer and issue options to purchase ordinary shares and/or rights exchangeable for or convertible into ordinary shares.  Future issuances of shares could result in substantial dilution to shareholders.

Ordinary shares of the company may become subject to the SEC’s penny stock rules.

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

As a result of these requirements, if ordinary shares of the company become subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in ordinary shares of the company in the U.S. may be significantly limited.  Some broker-dealers have adopted a policy under which they refuse to allow clients to hold penny stocks in their brokerage accounts, or refuse to open new accounts holding penny stocks. Accordingly, the market price of ordinary shares of the company may be depressed or limited, and investors may find it more difficult to sell the shares.

We have not paid dividends in the past.

We have never declared or paid any cash dividends on ordinary shares of the company.  We have retained any future earnings to finance operations and to expand our business. we can’t predict whether the company will pay any cash dividends in the future.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of ordinary shares of the company are governed by our articles of association and by the Israeli Companies Law, 5759-1999, or the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising its rights and fulfilling its obligations toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, the Companies Law does not define the substance of this duty of fairness, which is determined primarily in case law.

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

The Companies Law generally provides that a merger be approved by the Board of Directors and by the shareholders of a participating company by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In addition, another procedure for the completing an acquisition or merger requires court approval of the terms of the transaction.  In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Furthermore, Israeli tax considerations may make potential acquisitions unappealing to us or to some of our shareholders.  Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which, if public trading in ordinary shares of the company resumes, could depress our share price.

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

Due to an exemption available to us as a foreign private issuer, our interim financial information is not audited or reviewed.

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

Although our internal control over financial reporting was considered effective as of December 31, 2015, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

ITEM 4.                      INFORMATION ABOUT THE COMPANY

History and Development

Establishment, Legal Name, Office and Trading Markets

We were incorporated in March of 1991, are domiciled in Israel and exist as a company with limited share liability subject to Israeli law.  Our legal name is Top Image Systems Ltd. and our registered and principal executive offices are located in Israel at 2 Ben Gurion St, Ramat Gan, 5257334, and our telephone number is + 972-3-767-9100.  Our website is http://www.topimagesystems.com (the information contained in our website is not a part of this annual report and no portion of such information is incorporated herein).

Ordinary shares of the company began trading on the NASDAQ in November 1996.  Ordinary shares of the company were previously also traded on the Tel Aviv Stock Exchange (“TASE”).  Effective October 31, 2014, we voluntarily delisted ordinary shares of the company from the TASE.

Recent Developments

Acquisition of eGistics, Inc.

On July 16, 2014, we closed our acquisition of eGistics, Inc., a Delaware corporation (the “Acquisition”). eGistics was a leading provider of private cloud-based document management solutions that enable organizations in the financial industry to optimize the way they store, manage and distribute content, documents and business information.

We paid a total of $18 million in consideration of eGistics, which was comprised of $9 million ($8.3 million after a working capital adjustment) in cash, 2,353,310 of ordinary shares of the company.

Subsequent to the Acquisition we appointed Mr. Donald Dixon to our Board of Directors for a two-year term.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.1% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

We filed a registration statement on Form F-3 registering the 2,353,310 of ordinary shares of the company for resale by parties which received ordinary shares in connection with the Acquisition.  The resale of one-half of those shares is contractually restricted until July 15, 2016.

On October 21, 2014, we amended eGistics’ certificate of incorporation to rename the entity TIS Americas, Inc.

Underwritten Offering

In February 2014, we closed on an underwritten public offering of 3,162,500 of ordinary shares of the company at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses.

New Management Appointments

In the second quarter of 2015 the Company substantially fortified its management team by hiring several highly experienced and reputed industry leaders to key management positions.  The accomplished industry innovator and former CEO of ReadSoft SAP Solutions Lab Carsten Nelk was recruited to fill the position of Chief Technology Officer. Bob Fresneda, another well-known capture industry executive and proven sales generator, who as SVP, Region Americas & Asia Pacific for ReadSoft AB, acquired by Lexmark in 2014, was responsible for the growth of this region's revenues to over $25 million, assumed the position of President, TIS Americas.  Later in the second quarter the Company appointed Andrew Pery to the position of Chief Marketing Officer. Having served in the past both as Chief Marketing Officer for Hummingbird (now Open Text) and Kofax (now Lexmark), Mr. Pery brings extensive experience as Chief Marketing Officer for leading enterprises focused on document capture and enterprise content management solutions and broad skills in marketing, management, business development and M&A. The impact of the addition of these skilled and experienced executives to the Company’s management team is having a strong impact on the Company’s strategic planning and execution.

Extending our market reach with strategic partnerships

A key dimension of our strategy is to forge partnerships with leading providers of document process automation solutions with global reach and focus on vertical industry solutions delivery expertise.  During fiscal 2015 we have entered into a strategic partnership with Xerox.  The partnership is built upon a track record of success that the two companies have built over the years with a number of successful implementations.

Over the years, TIS and Xerox have collaborated on many large-scale document processing projects for customers around the world. Some examples include several projects in France, from contract processing for a leading telecom provider to customer communications/ mailroom processing for a publishing company and for a large bank, along with invoice automation and document processing projects in the retail and energy sectors. Other notable joint projects include mailroom automation for UWV Netherlands, the Dutch social security agency, the Argentinean Census, which managed a staggering 185,000,000 forms in 6 months, invoice processing for a major Czech bank and a recent project for a telecom provider in Brazil enabling mobile customer enrollment at 3000 retail sites.

The partnership represents a formalized global strategy. In an analyst report IDC characterized the deal as a “global reseller agreement with Top Image Systems that provides its customers with end-to-end automation solutions for industry-specific, content-driven processes. As part of the agreement, Xerox solidified its relationship with TIS, providing Xerox with full access to TIS Enterprise Capture technologies eFLOW and mobiFLOW, which Xerox will be using as a core platform within its workflow automation solutions. These solutions will support Xerox's large enterprise customers in improving their day-to-day effectiveness and streamlining content-driven tasks, such as onboarding, claims administration, and invoice processing.”

“IDC applauds this global partnership that Xerox and TIS have agreed upon and anticipates that the partnership will serve both companies extremely well. What makes this agreement a win for both parties is that it complements each other with solution, services, and sales force that support and enable strategy execution. For Xerox, this relationship will support expansion of workflow automation solutions for its enterprise-size businesses. For TIS, this relationship will support its strategy of expanding the global reach of its technology and solutions with the support of the Xerox global direct sales force that will act as the prime contractor with responsibility for all aspects of the customer relationship, both presales and post sales.

TIS will support Xerox on complex bids as needed and will provide Xerox with:
•      Access to enterprise capture product that can support a variety of content types, languages, classification techniques, and integration points
•      Access to mobile scanning platform SDKs and specific mobile capture apps in the banking vertical
•      A partner that brings high marks from its customers for customer service, willingness to meet custom requirements, and the ability to work with customers on specific projects
•      As this agreement is a global extension of a regional relationship, we anticipate that the logistics around this partnership are already in place and once training of the
        Xerox direct global sales team is completed, Xerox will make TIS solutions available globally.

Source: IDC Flash, Ron Glaz, March 2016.

Mobile Capture Innovation

TIS is a pioneer in the delivery of innovative mobile capture technology. Our solutions are now deployed within the banking sector by leading financial service providers such as Fiserv and Jack Henry and Associates.

In 2012 TIS released the mobiFLOW mobile imaging platform as a stand-alone SDK that enables our partners to leverage TIS mobile technology to embed mobile applications that span across mobile check deposit, mobile bill payment and mobile enrollment solutions.

TIS signed a contract with Fiserv to supply them with our mobile imaging platform for a range of applications that can be integrated with existing Fiserv solutions deployed today at billers and financial institutions across the U.S. Initially Fiserv developed its Snap-to-Pay mobile bill payment application on the mobiFLOW platform as an add-on functionality for select Fiserv mobile banking and payments solutions that enables end-consumers to pay bills quickly and easily with a snap of their smartphone camera.  The launch of Snap-to-Pay by Fiserv is well-positioned in the market, as Fiserv manages the largest electronic bill payment network in the U.S., facilitating bill payments through thousands of billers and financial institutions for millions of end consumers.

Ginger Schmeltzer, Senior Vice President, Emerging Payments, Fiserv at the time of the agreement commented “Fiserv is committed to offering its customers a robust, dependable mobile imaging platform and applications that will ensure optimal quality, operational efficiency and a positive user experience.  We are confident that this agreement with TIS will continue to position us to meet growing consumer, biller and financial institution demand for these services.” In another publication Ms. Schmeltzer remarked, “The launch of Snap-to-Pay reflects the ongoing evolution of the Fiserv payments vision.  It’s important that we make the end user mobile payment experience easy and friction-free in order to drive adoption... Snap-to-Pay is a timesaver, and that is a valuable convenience for people who want to pay a bill and get on with their day.”

Xerox Brazil partnered with TIS to provide a mobiENROLL digital enrollment solution for a leading Brazilian telecom provider which was deployed at 3000 retail stores across Brazil. Top Image Systems was chosen to provide a mobile enrollment app that would efficiently integrate with Xerox’s back office document management solution. “We at Xerox Brazil are extremely enthusiastic about the enormous business potential of this partnership. There are endless opportunities across the Brazilian market to leverage mobile image processing to accelerate and increase the efficiency and accuracy of document-based processes...and to generate substantial new business.” Marcus Vinicius Lopes, Global Document Outsourcing, Xerox Brazil.

The mobiFLOW SDK is a multi-purpose mobile capture and processing platform that enables capture of any document of any size using a mobile device.   Our patent-pending APMI (Automatic Perfect Mobile Image) technology and embedded quality verification functionalities ensure that our applications provide the best user experience available.  The “APMI” technology delivers easy-to-use “auto-capture” functionality. APMI guides the user to hover with the smartphone above a document; in the split second that the APMI technology identifies that conditions are sufficient to take the picture (based on lighting, angle, distance, stability and other parameters) it automatically takes the picture. The APMI-based application also helps the user by hinting how the handset should be held (e.g. - closer, turn right, tilt down) in order to improve image quality. Consequently, the user avoids time-consuming repetitive image creation, examination, enhancement and rejection and enables high-quality capture on the first attempt.

Strategic Acquisitions extend market reach to cloud based document process automation

With the acquisition of eGistics Inc., a leading U.S.-based provider of cloud solutions for financial service providers and banks, in 2014, TIS added the eGistics cloudDocs® platform to our product offering.   The acquisition enabled the company to extend its footprint into the U.S. banking sector for remittance processing.  The company has relationships with the largest financial service providers such as First Data and with the top banks in the U.S.

Bank of the West added the Snap-to-Pay application to their mobile banking program under the name Scan to Pay.   Through extensive testing, Bank of the West found Scan to Pay to be the most accurate service of its kind with almost no image rejections - – ~78% recognition; 77% field level accuracy; 35% perfect reads. Scan to Pay stands out through its use of machine learning to read mobile images of bill stubs, creating a streamlined, easy and efficient process for users. “We wanted to build something that is easy to use that gets it right virtually every time," said Jamie Armistead, executive vice president and head of digital channels at Bank of the West.  Later bank analyses of the product were positive, showing that bill set up with the app takes less than 30 seconds with accuracy rates more than 30% higher than current industry benchmarks. Scan-to-Pay was the first Bill Pay experience for 30% of the users, meaning new business for the bank; new users capture twice more bills than established users as they have many more payees to add; overall mobile bill pay volume grew 14%.

The first mobiCHECK implementation at a leading global bank based in the UK with deployment of over 1 million users was deployed by TIS partner Jack Henry & Associates, Inc. “We have been impressed by the technologies underlying the TIS mobile capture solution and believe the combined strength of the TIS solution and our Alogent Mobile Remote Deposit solution will accommodate our international expansion strategy.” Stacey Zengel, GM Imaging Solutions, Jack Henry & Associates, Inc. In 2015 Stacey Zengel was promoted to President of the Jack Henry Banking division.

The eGistics acquisition enabled us to expand our solution suite to provide cloud-based document management and archiving applications to the U. S’s top financial institutions and 3rd party processors such as PNC Bank, First Data and FIS.  This highly scalable and highly secure cloud-based solution for the long-term storage and management of remittance (payment) images and data enables remittance corporate customers to correct and make exception decisions on-line to speed up posting.  We provide an agile, highly secure solution for the short- or long-term storage of ACH payment information and attached documents, and streamline dispute research and management. We provide secure, compliant cloud-based document management for banks - a solution that enables a bank to capture, store, protect and manage its own important business documents with over 50 billion documents managed and archived in a highly secure (PCI certified, and AT 101 SOC 2 Type 2, FFIEC and HIPAA compliant) private cloud data center.

FLOW Remit has been deployed by the top five and many other leading U.S. banks and financial institutions. One such customers is global payment processing company First Data Corporation. Operating 8 data centers across the U.S. each collecting millions of images per month, FDC had to aggregate all the images into a single archive and make the images available to users via a variety of front-end systems. FDC needed to replace legacy archive system with image platform to access payment-related data on which could build revenue-generating services, including decisioning.  Upon deploying eFLOW Remit, First Data achieved reduced paper storage and management costs; integrated images from disparate capture sources into a central archive; enhanced risk management; improved customer service; ensured regulatory compliance and centralized administrative control. They also generated revenue from the eFLOW Remit Decisioning Module.

In 2015, BNY Mellon, a global leader in investment management and investment services, upgraded its receivables solutions; as part of this upgrade, BNY Mellon initiated deployment of eFLOW Remit to power delivery of enhanced archival, retrieval and reporting services to BNY Mellon’s receivables clients.  "Our receivables services are an important part of our supply chain solutions," said Paul Simons, managing director and head of the Supply Chain Product Management Group for BNY Mellon's Treasury Services business.  “One of the key benefits we can deliver to clients is our ability to consolidate payment flows and remittance information across the full array of payment channels, electronic as well as paper-based. Our collaboration with TIS adds new and exciting dimensions to our ability to provide insights and analytics on receivables quickly, efficiently and on a fully integrated basis.  It's another example of strategic commitment to excellence as a provider of supply chain services."

Looking forward, TIS envisions fully leveraging our advanced cloud and mobile capture technologies to merge the eFLOW and CloudDocs solution sets to create a set of future-forward banking process automation solutions that engage bank customers as fully empowered participants in their banking processes.  Customers and bankers will be able to augment their familiar current bank-based processes with the ability to conveniently capture documents using a mobile or desktop device anytime, anywhere, inside or outside the bank branch and deliver them via a fully-integrated document processing platform without jeopardizing banking systems’ security or compliance, truly transforming digital banking via full customer engagement.

In addition, TIS offers CloudDocs for Healthcare, a highly scalable claims management system that enables users to quickly search millions of documents directly from the CloudDocs user interface. CloudDocs for Healthcare helps health care or health care-related organizations handle an increasing number of documents, forms and records that must be captured, organized, protected and retrieved at a moment's notice.

Rebranded as eFLOW CloudDocs, this cloud-based platform also extends our market reach to support highly scalable and secure cloud based document process automation and archival solutions.  It forms and important foundation for our next generation of cloud based financial process automation solutions   The eFLOW CloudDocs platform automates the capture, management and storage of documents for any business process in a highly secure, highly scalable and compliant environment in the cloud.

eFLOW CloudDocs DM’s multi-tenant, SaaS-based architecture also enables access and retrieval of stored documents from any authorized device, anywhere. The intuitive interface of CloudDocs DM enables users to build the site to reflect their own organizational structure. Documents can be organized by department, function, location, role, or according to other user defined parameters.

The Way Forward:  End-to-end Financial Process Automation (FPA) Solution.

TIS has made significant efforts to deliver an end-to-end financial process automation solution that automate processes such as Procure-to-Pay and Order-to-Cash. Our solutions enable treasury and finance organizations to streamline their labor-intensive and error-prone processes to reduce transaction costs, reduce invoice processing cycle times and thereby empower treasury to take advantage of early payment discounts to realize higher returns on invested capital. We enable our customers to capture supplier invoices from multiple channels, automate the extraction, validation and matching of invoice metadata and line item information and integrate with back end ERP applications for approval and payment.
CNH America, LLC, a subsidiary of Fiat Industrial S.p.A, manufactures agricultural and construction equipment, employing some 30,000 and operating a network of 11,300 dealers worldwide. At CNH eFLOW processes some 53,000 invoices per month, including 11,000 EDI items, with 70% field recognition before initiation of system tuning.  Over 70% of matching invoices are touched only once in eFLOW and posted directly to SAP and 75% of invoices are posted automatically.  The system executes EDI visualization functionality to identify erroneous EDI items early on.

User Advice: Consider AP invoice automation solutions to augment your ERP payable processes when most of your purchasing activities are non-PO-related, are processed outside your ERP system, or if casual users find the user interface of the ERP system too complex. If you have multiple ERP solutions and/or multiple instances of a single ERP, AP invoice automation solutions can be leveraged to provide a common interface to AP to support a single financial management process for AP. Evaluate offerings from your strategic ERP vendor against specialist solutions from APIA, P2P and TEM vendors.

Source: Gartner Research “IT Market Clock for Financial Management Applications, 2015”, Published: 30 September 2015, Nigel Rayner, Christopher Iervolino, John E. Van Decker.

The company places strategic focus on the emerging FPA market opportunity within the mid-market segment.  We are developing financial process automation solutions that can be deployed on premises, in hybrid and in cloud environments and which combine cloud capture, workflow and a gateway to multiple back-end enterprise resource planning or ERP platforms.  In particular, the cloud ERP adoption trend is accelerating within the mid-market, with 60% of companies in the $25 million to $1 billion range expected to adopt cloud ERP platforms over the next 3-5 years. We are enhancing and expanding our Financial Process Automation solutions to meet this growing demand and it represents our strategic focus for creating accelerated revenue growth.

TIS’ eFLOW for Accounts Payable solution sets a new standard for financial processing by offering users the option of a traditional on premise deployment, a completely cloud-based deployment, or a hybrid deployment.  Tailored for mid-market companies where the migration of ERP to the cloud can be extremely challenging, the eFLOW AP solution offers a simple and flexible deployment path.

eFLOW   provides an end-to-end solution for multichannel invoice capture and workflow that collects invoices of any type, extracts the relevant invoice data and validates it with three-way matching against the ERP, enabling seamless straight through process automation.  Fully integrated with SAP and other ERP systems our solution enables efficient payment, improves Accounts Payable monitoring and cash flow planning.  Maximized straight-through processing and compressed invoice processing cycles, eliminating delays and penalties and achieving discounts, mean significantly reduced invoice processing costs.

Throughout TIS’s history we have deployed complex Accounts Payable automation solutions at leading enterprises worldwide.   Bosch Service Solutions, an international supplier of Shared Services and Business Process Outsourcing and a part of the Bosch Group, one of the world’s leading global supplier of technology and services, has deployed eFLOW to process its over 300,000 invoices per month, arriving in German, English, Chinese (Fapiao invoices) & other languages.  eFLOW processes some 160 distinct company codes, each with specific requirements.   The system automatically recognizes the invoice data with a field recognition rate of over 80%, achieving straight through processing rates of up to 40% and posts the invoices in SAP.

The first release of our newest FPA release eFLOW AP, launched in the first quarter of 2016, targets SAP users   The seamless integration of the eFLOW AP automation solution with SAP extends the value of customers’ ERP investments by delivering greater workflow flexibility, streamlined exception resolution and enhanced visibility into AP data, all within SAP. The SAP deployment option offers several important advantages, including:

•	OCR functionality integrated into SAP which is capable of controlling the entire process;
•	ad-hoc real-time analytics to measure and adjust the AP process;
•	a familiar environment; and
•	eliminating data redundancy by using the existing SAP infrastructure to protect these investments.

In addition, the solution also leverages the most up-to-date SAP functionality such as FIORI resulting in a simplified user experience that enables users to work within a single consistent environment which distinguishes our solution from many competing alternatives. Our solution enables familiar interfaces for professional SAP users, easy data retrieval and validation from relevant SAP modules, easy use of existing SAP structures for authority checks and approval hierarchies, overall increasing return on investment in the existing SAP implementation.

The Accounts Payable operations of the global power generation provider ENEL involves 17 subsidiaries, 7000 suppliers and agents, creating 7-8 million invoices per year across multiple SAP systems & versions (4.6c, 4.7 e ECC 6.0).  An internal review in 2013 indicated that the project within which eFLOW is implemented achieved ROI of 385% resulting in an NPV of €14m.

eFLOW AP includes the following main components:

•	eFLOW Extract: Advanced extraction, validation and matching of data from invoices and other payables documents that arrive in any format, from any source, including from mobile devices.
•	eFLOW Control: Streamlined invoice review, automated posting, automated data completion and invoice validation including OCR on the fly capabilities.
•	eFLOW Resolve: Approval and exception resolution through the use of self-learning technology, configurable workflows, mobile review and segregation of duties.
•
eFLOW Portal: Integrated collaboration tool that facilitates purchase order and invoice submission, communication with suppliers, real-time self-service invoice and payment status and dynamic discount offers.

•
eFLOW Archive: Highly secure cloud-based archive that provides instant access to images and related data, workflow logs and robust reporting and analytics from anywhere, at any time.  eFLOW AP leverages the eFLOW CloudDocs archival platform for highest data security, letting users quickly organize documents by category, function, department or responsibility and share and archive invoices, purchase orders and related documents.  The solution also provides real-time reports that identify process bottlenecks and monitor performance, empowering finance departments to continuously improve and streamline accounts payable operations.

Order to Cash

Financial Process Automation (FPA) solutions can automate all stages of the payment cycle.  On the accounts receivables side, TIS accelerates overall accounts receivable processes through expedited capture of AR documents from purchase orders through to remittance advices. In 2015, TIS expanded its activities in this sphere through partnership with a leading financial supply chain management processing provider, cooperating to offer automated remittance advice management solutions.

eFLOW for Sales and Purchase Orders

eFLOW for Sales and Purchase Orders makes sales order processing simple and consistent, streamlining document management workflow processing with sales and purchase order automation. eFLOW automates processing of all types of sales and purchase orders—any structure, any method of delivery.  The arrival of a purchase order—whether by fax, mail or email—prompts eFLOW to automatically capture and extract the relevant data. The solution classifies and verifies the extracted data, then feeds it directly into the ERP system for further action. Error-free PO data is shared across business systems, improving processes and communications.  The solution also contributes to regulatory compliance by facilitating the maintenance of internal controls, transparency and clear accountability.

Initiating downstream processes automatically upon receipt of every purchase or sales order eliminates lag time. Reducing response times and assuring high accuracy of data improves customer service levels, eliminates painful and costly customer complaints and the need for error correction and complaint management, ultimately bringing higher order replacement.

Principal Markets

As of December 31, 2015, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore, Australia and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist elsewhere in Europe, in Asia and in Africa.  We have several local sales and technical representatives in multiple countries. These representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

License Revenues by Region (U.S. dollars in thousands)

	2013		2014		2015
	$	%	$	%	$	%
Germany	2,616	22%	2,893	26%	2,421	31%
Rest of Europe	1,761	15%	3,035	27%	2,127	28%
Asia Pacific	2,322	20%	2,745	24%	1,433	19%
North and South America	4,254	36%	2,091	19%	1,343	17%
Africa & Middle East	809	7%	447	4%	384	5%

Total	11,762	100%	11,211	100%	7,708	100%

Service Revenues by Region (U.S. dollars in thousands)

	2013		2014		2015
	$	%	$	%	$	%
Germany	7,820	45%	6,186	25%	4,881	19%
Rest of Europe	4,370	25%	7,121	29%	4,658	18%
Asia Pacific	3,259	19%	3,536	14%	3,837	14%
North and South America	1,284	8%	7,435	30%	12,270	47%
Africa & Middle East	562	3%	366	2%	437	2%

Total	17,295	100%	24,644	100%	26,083	100%

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

The data capture market has been most recently characterized by consolidation. Lexmark, after acquiring Brainware and its Perceptive Software solution proceeded to ReadSoft and Kofax.  As a result, we are one of the few remaining independent global software companies in the document automation space.  We believe that we are positioned to benefit from present market dynamics by establishing partnerships with companies seeking to replace their capture and workflow vendor.   These opportunities may increase the length and complexity of our sales cycle.  However, they position us to enter into partnerships potentially leading to a larger pool of sizable deals that enable us to team with companies possessing complementary skills and functionalities.

In parallel, TIS is actively strengthening its joint go-to-market strategy with Xerox, Workflow Automation and other strategic partners in order to sell comprehensive end-to-end solutions based on eFLOW Digital Mailroom and/or eFLOW AP. We are also leveraging our eFLOW platform together with partner software and services to better meet customer demand and to expand our sales capacity.

Partnerships are also key in the area of mobile imaging, where our strategy is to accelerate our presence primarily through developing partnerships for sales.  TIS has signed agreements with well-known suppliers to the US financial industry such as Jack Henry & Associates and Fiserv, one of the leading global solution providers to banks and other financial institutions.  TIS is developing a broad network of mobile imaging partners to maximize its market access to this large, dynamic and fast growing sector.

Competition

Competition in the multichannel capture, workflow and delivery market is intensifying.  While there is much consolidation at the high end of the market, overall the market is fragmented and is characterized by numerous local applications, varying requirements, a multitude of specific vertical solutions and various combined software offerings to customers. Competitors usually focus on one or more key business processes and their solutions address differing needs, which vary according to company size, industry, geography and platform. Within the ECM lifecycle, TIS focuses primarily on the imaging and capture phase along with integrated, embedded BPM workflow capabilities. The big three ECM players (IBM, Opentext, and Oracle) primarily focus on the stages that follow capture, meaning BPM, content storage (archiving) and records management.

In contrast to solutions offered by smaller players, we built our eFLOW® platform from the ground up. The platform accordingly covers the entire spectrum of capture and imaging functionality, in contrast with many competitor solutions that focus only on specific areas (such as Accounts Payable). The data capture/imaging market is highly fragmented with more than 50 players and has recently been in a consolidation trend. We compete with Lexmark and its subsidiary Perceptive Software, IBM (which acquired Datacap), Oracle, Banctec, Basware, Hyland (which acquired AnyDoc), eCopy, Global360 (acquired by OpenText), Ikon, Itesoft, Nuance, Parascript, Scansoft, Scan Optics, as well as a variety of manual data entry systems.  Newer entries capturing interest and market share include Esker, Ephesoft, Coupa and Concur in the AP space.

In the United States and Europe, we often compete with multiple industry participation supplying similar solutions. In the Asia Pacific region, we compete mainly with local technology providers and the large global competitors. TIS competes in global and regional tenders as well as in the open market.

In the area of mobile capture and payments, we compete primarily with Mitek Systems, Inc., which was the first to market in the U.S. and has considerable market share.  Lexmark, which acquired Kofax, also offers a mobile capture solution. We view increased competition as a positive development through its effectively educating the market and increasing industry confidence in mobile solutions in general.

In the remittance processing arena, our solutions compete mostly with the solutions of Wausau (recently acquired by Deluxe) as well as with in-house solutions.

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

Intellectual Property Rights

Our success depends upon our proprietary software technology. We rely on trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. In addition, we are engaged in efforts to protecting our intellectual property through the filing of patent applications. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or copy and use information that we regard as proprietary without our authorization. None of our patent applications have yet resulted in a patent and we cannot assure you that we will succeed in obtaining any patents. We can disclose that on March 2, 2016 our application to issue US patent application number 14/078,637 which was filed on 13, November 2013 has been allowed for issuance. Notwithstanding, we cannot assure you that:

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

We believe that product recognition is an important competitive factor in the form processing industry. Accordingly, we promote the eFLOW® name in connection with our marketing activities. On March 10, 2009, the United States Patent and Trade Office (the “USPTO") registered a trademark for one of our significant solution and module names, namely eFLOW®, for computer software applications; namely, software applications that processes and integrates data provided from various sources across a single platform, in Class 9 (U.S. CLS. 21, 23, 26, 36 and 38).

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

Governmental Regulation

The government of Israel encourages research and development projects through the OCS pursuant to the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”). In several times before, we received grants from the government of Israel through the OCS to finance portion of our research and development expenditures in Israel. Such grants bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies, up to a maximum of 100% of the amount of participation received, linked to the dollar plus interest at the LIBOR rate for 12 month loans on the first day of trading in the year during which the grant was approved. In addition, if we fail to comply with any of the conditions imposed by the OCS, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the OCS, together with interest and penalties. In 2015 we did not receive any grants. By way of comparison, in 2012, 2013 and 2014 together, we received grants totaling $408,000

The terms of the OCS grants limit our ability to transfer technologies outside of Israel without the prior approval of the OCS, if such technologies were developed using OCS grants or arose out of such technologies.  The OCS has the right but not the obligation, to allow transfer of technology outside of Israel. Also, even if we receive approval for the transfer of technology outside of Israel, such approval is likely to involve a significant payment to the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

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

Top Image Systems (Singapore) Pte. Ltd is a wholly-owned subsidiary of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd.

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located in Cologne, Germany, Frankfurt, Germany, Plano, TX, USA, New Orleans, LA, USA, Philadelphia, PA, USA, Tokyo, Japan, and Singapore. We also have a regional office in Hong Kong and Australia.

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	14,000	670	2017
Cologne, Germany	17,800	740	2021
Tokyo, Japan	3,700	120	2017
Hong Kong	2,000	100	2016
Plano, TX, USA	13,500	1,153	2019
Philadelphia, PA, USA	2,200	18	2016
Singapore	9,500	200	2018
Frankfurt, Germany	5,300	275	2020
New Orleans, LA, USA	9,400	400	2016

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

Overview

We develop and market intelligent content capture and workflow automation solutions for managing and validating incoming content in any format from any source. Whether originating from electronic, paper, mobile or other sources, our solutions deliver digital content to the people and applications that drive an enterprise by using advanced network, mobile and cloud technologies.  Our software improves business processes by integrating different types of data from multiple sources. Our products integrate information regardless of the source and format of the data, whether structured, as in the case of application forms or surveys, or semi-structured, such as invoices, purchase orders, checks, freight and shipping bills and others or unstructured. Our solutions seamlessly deliver the extracted data to downstream business applications for further processing, performance monitoring, archival and storage such as enterprise content management, enterprise resource planning, or customer relationship management systems. Our solutions minimize the need for manual data entry by automatically reading, identifying, interpreting and processing information, thereby increasing data capture accuracy and straight through processing. Our platform consolidates incoming documents and data from multiple sources for Omni channel processing, replacing traditional means of extracting information from paper-based documents and integrating multiple information sources one platform for optimal processing, monitoring and compliance.   Going forward we are consolidating the capabilities of our eFLOW, mobiFLOW and eFLOW Cloud Docs platforms to create an enhanced multi-functional platform that will drive advanced end-to-end process automation solutions.

In 2015, we had a net loss of $8.3 million compared to net loss of $5.5 million in 2014 which is primarily attributable to a decrease in our revenues, and an increase in cost of revenues.

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

Our sales cycle for eFLOW® solutions ranges from 9 to 15 months. These sales cycles vary by customer and could extend for longer periods depending on the time required by the customer to evaluate the utility of the applicable product to its operations.  Our operating results could vary between periods as a result of this fluctuation in the length of our sales cycles, the purchasing patterns of potential customers, the timing of introduction of new products and product enhancements introduced by us and our competitors, technological factors, variations in sales by distribution channels, competitive pricing and generally non-recurring product sales.  Consequently, our license revenues may vary significantly by quarter.

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region (U.S. dollars in thousands)

	2013		2014		2015
	$	%	$	%	$	%
Germany	10,436	36%	9,079	25%	7,302	22%
Rest of Europe	6,131	21%	10,156	28%	6,785	20%
Asia Pacific	5,581	19%	6,281	18%	5,270	16%
North and South America	5,538	19%	9,526	27%	13,613	40%
Africa & Middle East	1,371	5%	813	2%	821	2%
Total	29,057	100%	35,855	100%	33,791	100%

Our acquisition of eGistics Inc., described below, represents part of our ongoing efforts to expand our geographical operations. As a result of the acquisition, we effectively diversified our revenue sources and reduced our dependence on Europe.

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

We paid a total of $18 million in consideration of eGistics, which was comprised of $9 million in cash, subject to a working capital related adjustment, and issued 2,353,310 of ordinary shares of the company valued at $3.8244 per share, or $9 million in the aggregate.  After application of the adjustment, we paid a net cash amount equal to $8.3 million. The price per share of ordinary shares of the company issued in connection with the transaction was calculated pursuant to the terms of the Acquisition.

The Acquisition included customary provisions for transactions of this nature, including indemnity obligations concerning certain representations and warranties.  The indemnity obligations are secured by an indemnity insurance policy in favor of our wholly owned US subsidiary, and a portion of the cash consideration we paid into escrow.

Subsequent to the Acquisition we appointed Mr. Donald Dixon to our board of directors for a two-year term.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.1% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

We filed a registration statement on Form F-3 which became effective of October 8, 2014, registering the 2,353,310 of ordinary shares of the company for resale by parties which received ordinary shares in connection with the Acquisition.  The resale of such shares is contractually restricted until July 15, 2015, when 1,176,655 of such shares (allocated pro rata among the selling shareholders) will be released from this restriction, and the remainder will be released from this restriction on July 15, 2016.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, which could potentially result in materially different results under different assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and are the most critical to aid in fully understanding and evaluating our reported results:

1.	Revenue recognition

2.	Allowance for doubtful accounts

3.	Contingencies and accrued expenses

4.	Share-based compensation

5.	Income taxes

Revenue Recognition

The Company reports its revenue in two categories: (i) license, which includes mainly perpetual license; and (ii) services, which includes Software as a Services ("SaaS") revenue, service revenue, including revenue from professional services, training services and post-contract customer support (“PCS”).

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

Additionally, as the Company is unable to reliably determine what competitors’ products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP.

Deferred revenues represent unearned amounts received for PCS and professional services arrangements that are paid by customers and not yet recognized as revenues.

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

Recently Enacted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition. ASU 2014-09 provides enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 was initially effective for annual and interim reporting periods beginning after December 15, 2016 and may be adopted either on a full retrospective or modified retrospective approach. On July 9, 2015, the FASB approved a one-year deferral of the effective date of the ASU. The revised effective date is for annual reporting periods beginning after December 15, 2017 and interim periods therein, with an early adoption permitted as of the original effective date. The Company is still evaluating the impact of implementation of this standard on its consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has not yet adopted ASU 2015-17 and does not expect the adoption of this guidance to have a material impact on its consolidated financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee ‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	%	%	%

License revenues	40.5	31.3	22.8
Service revenues	59.5	68.7	77.2
Total revenues	100.0	100.0	100.0

Cost of License revenues	9.4	4.0	1.6
Cost of Service revenues	31.2	35.9	46.1
Total Cost of revenues	40.6	39.9	47.7

Gross profit	59.4	60.1	52.2
Operating costs and expenses:
Research and development, net	11.6	13.7	14.2
Selling and marketing	32.7	36.2	32.2
General and administrative	16.0	19.0	22.2
Acquisition related costs	-	3.3	-
Amortization of intangible assets	-	0.7	1.2

Total operating costs and expenses	60.3	72.9	69.8

Operating loss	(0.9)	(12.8)	(17.5)
Financial expenses, net	(1.0)	(0.9)	(3.4)
Other income, net	1.3	0.0	0.0

Loss from continuing operations before taxes on income	(0.3)	(13.7)	(20.9)
Taxes on income (income tax benefits)	0.0	(1.5)	(3.6)

Net loss	(0.6)	(15.2)	(24.5)
Attributable to:
Non- controlling interest	-	0.0	0.0

Company's shareholders	(0.6)	(15.2)	(24.5)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues.  Total revenues for the year ended December 31, 2015 amounted to $33.8 million compared to $35.9 million for the year ended December 31, 2014, a decrease of 5.8%. The decrease in revenues was driven by a decrease in license revenues of $6.5 million, or 37.4%, from $17.3 million in 2014 to $10.8 million in 2015. Service revenues increased by $4.4 million, or 23.7%, $23.0 million in the year ended December 31, 2015, compared to $18.6 million in the year ended December 31, 2014. The increase in service revenues was due to including a full year of revenues of eGistics, Inc. which we acquired in the third quarter of 2014. The decrease in license revenues was mostly a result of slower sales cycles, and fewer eFlow license sales.

Cost of Revenues.  Cost of Revenues increased by 12.7%, $16.1 million in 2015 compared to $14.3 million in 2014. Cost of revenues from licenses decreased by 22.3% from $1.9 million in 2014 to $1.5 million in 2015. The decrease is a result of fewer license sales. Cost of revenues from services increased by 18.1%, from $12.4 million in 2014 to $14.7 million in 2015 as a result of including a full year of cost of revenues of eGistics, Inc. which we acquired in the third quarter of 2014. In addition, the increase in services revenues resulted in the use of more contractors and third party providers, and higher travel costs.

Gross margin decreased by 7.8% from 60.0% gross margin in 2014 to 52.2% gross margin in 2015. The decrease is because the revenues decreased and the cost of revenues include fixed costs.

Research and Development, net.  Research and Development expenses decreased by 2.4%, $4.8 million in 2015 compared to $4.9 million in 2014. This decrease is a result of lower use of contractors, and additional decrease in travel and transportation expenses.

Selling and Marketing. Selling and Marketing expenses amounted to $10.9 million in the year ended December 31, 2015 and $13.0 million in the year ended December 31, 2014. This 19.0% decrease is the result of lower commission payments to our sales team, due to lower sales levels.

General and Administrative.  General and Administrative expenses in the year ended December 31, 2015 amounted $7.5 million, compared to $6.8 million for the year ended December 31, 2014. This increase of 9.9% is mainly result of from including the General and Administrative expenses derived from eGistics for a full year, and an additional increase in bad debts provision in 2015.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2015 increased to $1.1 million from $0.4 million for the year ended December 31, 2014.  The increase of 225% is derived mostly from exchange rate differences in Europe.

Tax on income. In 2015, we recorded a net tax expense in the amount of $1.2 million, which mostly results from increasing our valuation allowance on the deferred tax assets, since we assessed that the deferred tax assets will not be realized, in the foreseeable future.

 Net (loss) income.  As a result of an increase in our costs, primarily after giving effect to bad debt provision and recording a full valuation allowance in respect to deferred tax assets, and to including a full year of costs of eGistics, Inc. which we acquired in the third quarter of 2014, and in addition a decrease in revenues as described above, we incurred a net loss of $8.3 million in 2015, compared to net loss in the amount of $5.5 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues.  Total revenues for the year ended December 31, 2014 amounted to $35.6 million compared to $29.1 million for the year ended December 31, 2013, an increase of 23.4%. The increase in revenues was driven by an increase in license revenues of $4.8 million, or 38.0%, from $12.5 million in 2013 to $17.3 million in 2014. Service revenues increased by $2.0 million, or 12.4%, from $16.6 million in the year ended December 31, 2013 to $18.6 million in the year ended December 31, 2014. The increase in service revenues was due to the increase in our maintenance stream as well as higher levels of professional services provided by our larger services team. The increase in license revenues was mostly a result of a first-time consolidation of the eGistics acquisition.

Cost of Revenues.  Cost of Revenues increased by 21.2%, from $11.8 million in 2013 to $14.3 million in 2014.  Cost of revenues from licenses decreased by 30.2% from $2.7 million in 2013 to $1.9 million in 2014. The decrease is a result of our decreased use of third party licenses and subcontractors in connection with customizing our solutions for specific customers. Cost of revenues from services increased by 36.7%, from $9.1 million in 2013 to $12.4 million in 2014 as a result of increase in our headcount as well as increase in usage of third party service providers.

Gross margin increased by 0.6% from 59.4% gross margin in 2013 to 60.0% gross margin in 2014.

Research and Development, net.  Research and Development expenses increased by 45.5%, from $3.4 million in 2013 to $4.9 million in 2014. This increase is a result of our continued investment in product development as well as from the integration of the R&D costs of the eGistics acquisition.

Selling and Marketing. Selling and Marketing expenses amounted to $9.5 million in the year ended December 31, 2013 and $13.0 million in the year ended December 31, 2014. This 36.5% increase is the result of the company’s increased investment in promoting its products in new markets in North America and Australia as well as the addition of the costs of eGistics.

General and Administrative.  General and Administrative expenses in the year ended December 31, 2013 amounted $4.6 million, compared to $6.8 million for the year ended December 31, 2014. This increase of 47% is mainly result of the costs associated after the acquisition of eGistics, the cost of legal fees in the connection with the settlement of IP litigation with Mitek as well as the General and Administrative expenses derived from the acquisition of eGistics.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2014 increased to $0.4 million from $0.3 million for the year ended December 31, 2013.

Tax on income. In 2014, we recorded a net tax expense in the amount of $0.6 million. This tax expense is mostly a result of current tax expenses in Germany.

Net (loss) income.  As a result of greater increase in cost than the increase in revenues as described above and a one-time acquisition related cost on the amount of $1.2 million, we incurred a net loss of $5.5 million in 2014, compared to net loss in the amount of $0.2 million in 2013.

Impact of Currency Fluctuation

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of some of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received and from which our revenues and expenses are reported.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar, Japanese Yen and Brazilian Real. In periods when the U.S. dollar strengthens against these currencies our revenue may be decrease when expressed in US dollars. In periods when the U.S. dollar weakens against these currencies, our revenues may increase when expressed in US dollars.

Political and Economic Conditions in Israel Affecting our Business

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill.  Since 2011, there have been high levels of instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and Syria culminating in the replacement of certain leaders in some of those countries.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Differences between the President of the United States and the Israeli government have grown larger during the past year, adding to regional uncertainty. Civil war in Syria has intensified and has become increasingly complex over recent months and has continued into 2016. Stray ammunition from the conflict landing in Israel from time to time and there have been several cross-border skirmishes which increase the risk of escalation.  Religious fundamentalist organizations such as ISIS and Al Qaeda have played an increasingly prominent role in regional unrest generally and in the Syrian conflict in particular.  In addition, in July 2014, local hostilities intensified as Hamas launched over 3,000 rockets and launched attacks on Israelis from the Gaza Strip into Israel, reaching cities throughout the country, including the greater Tel Aviv area in which our corporate headquarters are located.  The Israel Defense Forces responded with attacks at Hamas targets in the Gaza strip and a military effort which included an invasion of parts of the Gaza Strip.  While hostilities have diminished in intensity, as of the date hereof, no permanent ceasefire agreement has been reached and it is unclear whether hostilities will continue and, if so, for how long.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization (WTO) that includes the General Agreement on Trade in Services (GATS) and the Agreement on Basic Telecommunications Services. Israel is a signatory to the WTO Information Technology Agreement requiring participants to eliminate duties on information technology products covered by the agreement.  In addition, Israel has been granted preferences under the Generalized System of Preferences by the United States, Australia, Canada and Japan.  These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs. Israel is also a member in the Organization for Economic Cooperation and Development (OECD). Israel and the European Economic Community, now known as the European Union, signed a Free Trade Agreement in 1975.  That agreement provides benefits with regard to Israeli exports to most European countries and, in parallel, obligates Israel to abolish its tariffs on imports of industrial goods (as opposed to agricultural goods) originating from the EU countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariffs on industrial goods and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA (European Free Trade Association), which currently includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA countries. Free trade treaties exist with a number of other countries (Turkey, Mexico, Canada and MERCOSUR) and are being negotiated with others. We cannot assure you that our ability to conduct trade in the international market will be unhindered by political developments in our region.

Liquidity and Capital Resources

As of December 31, 2015, we had $2.4 million in cash, cash equivalents, compared to $4.4 million as of December 31, 2014.

Our capital resources are derived from our operating activities as well as from our financing activities. In 2015, we used $1.0 million of cash in operating activity compared to $4.9 million used in operating activities in 2014. The decrease in cash used by operating activities in 2015 compared to 2014 was mainly attributed to a decrease in trade receivables, due to faster collection processes.

We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our on-going operations for the year ending December 31, 2016.

Net cash used by investing activities for the year ended December 31, 2015 was $1.1 million compared to $7.8 million in 2014. In 2014, net cash used in investing activities consisted primarily of cash paid for the acquisition of eGistics.

For the years ended December 31, 2015 and 2014, our aggregate capital expenditures were $0.9 million and $0.2 million, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash provided by financing activities was $0.3 million in 2015 compared to $14.1 million in 2014. The cash provided by financing activities is mostly attributable to proceeds from issuance of ordinary shares.

Public Sale of Securities

In February 2014, we closed on an underwritten public offering of 3,162,500 of ordinary shares of the company at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses. The net proceeds from the offering will be used for general corporate purposes, including potential acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market. We invested in research and development with expenses level of $4,797,000 in 2015, compared to $4,914,000 in 2014, and to $3,377,000 in 2013. As of December 31, 2015, 41 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2015:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating and Capital Lease Obligation	4,151	1,602	1,687	700	162
Accrued severance pay**	1,533	-	-	-	1,533

*Our contractual obligations and commitments at December 31, 2015 principally include obligations associated with our operating and capital lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 8 to the consolidated financial statements for the year ended December 31, 2015 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

**Severance pay related to accrued obligations to employees as required under applicable labor law. These obligations are payable only upon termination, retirement or death of the respective employee.

Starting from October 2015, the Company had a line of credit with an Israeli bank ("the bank") for total borrowing of up to $ 500, based on several conditions and financial covenants. The line of credit bears interest rate of Libor + 4%.

During the year ended December 31, 2015, from time to time the Company used this line of credit and recorded interest expenses in the amount of $ 3.

Subsequent to year end, on March 6, 2016, the Company replaced the current line with a new line of credit with the same bank. According to the agreement, the Company is provided with the aggregate principal amount of account receivables ("AR") loan and AR credit line which will not exceed the lower of $3,000 and the sum of 70% of the aggregate value of eligible AR. The line of credit bears interest rate of Libor + 4.2%. In the framework of the agreement, we undertook certain financial covenants, which mainly effected by cash, AR and EBITDA.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 22, 2016.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Izhak Nakar	65	Active Chairman of the Board
Michael Schrader	40	Chief Executive Officer
Yossi Dagan	40	Chief Financial Officer
Robert Fresneda	52	President, TIS Americas
Ido Schechter	55	Director
Asael (Asi) Karfiol	50	External Director
Osnat Segev-Harel	54	External Director
Donald R. Dixon	68	Director

Izhak Nakar founded the Company in 1991, and served as our Chairman of the Board and CEO from inception until 2001.  In 2001 – 2009, Mr. Nakar served as a Director.  Since 2009, Mr. Nakar has served as the Active Chairman of the Board. Mr. Nakar as Serial Entrepreneur founded NIR4YOU Technology Capital, a privately held investment company specializing in early stage investments in high–tech companies. NIR4YOU Capital has 15 companies on its portfolio including:    ForesCout, e-mobilis, TopGuard, Matearis, Video Codes, SundaySky, Expression Ltd, Secur DI, MomSense, Orcam, Outernets Inc etc. Three of the 15 companies were sold to large enterprises, including SAP and Microsoft.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Michael Schrader Promoted to CEO in 2014, from 2004 Mr. Schrader served as the manager of TIS’s German operations, where he successfully organized a skilled sales team able to respond to the demands of a highly competitive market and an engineering team able to develop superior standardized applications. Upon joining TIS in 1999, Mr. Schrader rapidly progressed within the company, serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe, then as General Manager for EMEA, Senior VP of Global Solutions and most recently CTO/COO. Prior to TIS, Mr. Schrader held the position of software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a degree in Business Engineering / Administration from the Bochum University of Applied Sciences and is an Associate Engineer of Siemens Technical College in Erlangen.

Yossi Dagan has served as Chief Financial Officer since August, 2015.  Mr. Dagan brings over 13 years of experience working with publicly traded and private technology companies. Having last served as VP Finance of Kenshoo, a SAAS company managing online advertising, he previously managed the finance department as a Corporate Controller of Imperva Inc. (IMPV), leading the company to a successful IPO on the NYSE. Mr. Dagan is a CPA and holds a B.A. in Business and Accounting from the College of Management in Israel.

Robert Fresneda was appointed President of TIS Americas in June 2015 to substantially expand geographical business operations. Prior to joining TIS, Fresneda served as SVP, Region Americas & Asia Pacific for ReadSoft AB, where he drove growth in revenues to US$25 million; after the acquisition of ReadSoft by Lexmark in 2014, Fresneda took responsibility for Worldwide Channel Sales. Under Fresneda’s leadership as President and CEO of ReadSoft North America, it became the largest subsidiary of the global enterprise, leading in total profits and personnel, revenue and profit growth. He holds degrees in Marketing, Accounting and Business Administration from the Southeastern Louisiana University.

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

Asael Karfiol was elected to serve as an external director for a third three-year term in October 2013. Mr. Karfiol has been active in the field of venture capital and investment banking for more than 15 years in which he incorporates his financial education and expertise together with his technological and marketing education and expertise. Mr. Karfiol is a Partner and an Executive Director in Mooreland Partners, a global technology focused investment banking firm based in Greenwich Connecticut, with offices in New York, Silicon Valley and London. Prior to that, Mr. Karfiol served as General Partner at Hyperion Israel Venture Partners for seven years. From 1995 through 2001, Mr. Karfiol served as Vice President at Ascend Venture Capital, an Israeli venture capital fund and at ITI – Integrated Technologies of Israel, an American-Israeli investment company. Prior to that, Mr. Karfiol served as Marketing Manager for the Keter Plastic Group and as General Manager of a strategic international marketing consulting firm for leading Israeli corporations. Mr. Karfiol holds a B.Sc. (summa cum laude) in Electrical Engineering and an MBA (magna cum laude) from Tel Aviv University.

Osnat Segev-Harel was elected to serve as an external director in December, 2011 and was re-elected for a three-year term in December, 2014.  Ms. Segev-Harel has extensive experience of over 15 years in business development for high-tech companies. Ms. Segev-Harel is currently serves as a go to market consultant for early stage high tech companies.  Until December 2013 Ms. Segev-Harel served as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular from 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.  Ms. Segev-Harel holds a Practical Engineering degree from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms. Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

Donald R. Dixon was elected to serve as a director in July, 2014. Mr. Dixon is also a Managing Director of Trident Capital and co-founded the firm in 1993. Currently, Mr. Dixon serves also as a director of 2Checkout, Advanced Payment Solutions, Amprius, Iron Net Cybersecurity, Odyssey Logistics, Qualys (QLYS)and Tiandi Energy. Mr. Dixon is also on the investment committee of Mustang Ventures, an affiliated China fund of Trident Capital Fund VI. In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired, including eGistics, Inc. which we acquired in July 2014. In addition to his board work for Trident, Mr. Dixon is Co-Chairman of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences. Mr. Dixon also serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership. From 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Prior to Partech, he was a Managing Director of Alex. Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A. Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

The foregoing information is based upon data provided to us by the relevant director or senior management member.

The Company is not aware of any familial relationships between any of the persons named above.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2015 was approximately $819,000, including approximately $36,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to our directors, including external directors, for 2015 was $114,000. As of April 1, 2016, options to purchase 737,500 of ordinary shares of the company were held by certain executive officers and directors (consisting of 6 persons). Options with respect to 620,834 of such shares are currently exercisable or will become exercisable within 60 days of April 1, 2016. See “Share Ownership.”)

The compensation of the directors for 2015 (approved by our compensation committee and by our Board of Directors was as follows: Each of Mr. Don Dixon, Mr. Asael Karfiol, Ms. Osnat Segev-Harel and Dr. Ido Schechter received compensation for his or her service, in the amount of NIS 49,875 (approximately $12,800) per year and an amount of NIS 3,330 (approximately $850) for each meeting of the Board of Directors or any committee in which they participate.

•
During 2015, each of Mr. Don Dixon, Mr. Asael Karfiol and Ms. Osnat Segev-Harel and Dr. Ido Schechter was awarded options to acquire 25,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2015 and the remainder will vest on December 31, 2016 (with acceleration in the event of an earlier change of control). The exercise price per share of the options is $3.30 per share.

•
During 2015, Mr. Izhak Nakar was awarded options to acquire 100,000 Ordinary Shares of the Company. Half of the options vested on December 31, 2015 and the remainder will vest on December 31, 2016 (with acceleration in the event of an earlier change of control). The exercise price per share of the options is $3.30 per share.

For further details about Mr. Nakar’s compensation see “Related Party Transactions”.

Committees of the Board

Audit Committee

Our audit committee is comprised of Donald Dixon and the external directors Asael Karfiol and Osnat Segev-Harel.  The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include: identifying defects or irregularities in the management of the company’s business, deciding  if certain actions are material in the context of conflicts of interest or extraordinary in the context of  transactions with related parties and approving conflicts of interest and related party transactions, determining whether certain transactions with controlling shareholders require a competitive process or the way non-insignificant transactions are to be approved, reviewing and suggesting changes to the internal auditor work plan, examining our internal auditing arrangements and the functioning of the internal auditor and  determining  arrangements as to treatment of complaints by our employees regarding defects in the management of the company’s business and the protections to be given to such employees.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and for overseeing the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. An audit committee must consist of at least three directors, including all of the external directors of the Company and, its chairman is required to be an external director. Asael Karfiol is the chairman of our audit committee. Furthermore, as required by NASDAQ rules all the members of our audit committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

Compensation Committee

Our compensation committee is comprised of Donald Dixon and the external directors, Asael Karfiol and Osnat Segev-Harel. Public companies are required to appoint a compensation committee comprised of at least three directors, including all of the external directors. The external directors must also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the compensation committee must be an external director. That position is currently held by Osnat Segev-Harel. The Companies Law further stipulates that directors who are not qualified to serve on the audit committee may not serve on the compensation committee. An audit committee that meets all the qualifications for a compensation committee may also serve as a company's compensation committee.  Generally, any person who is not qualified to be a member of the compensation committee may not attend the compensation committee’s meetings. Our compensation committee meets those standards.

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

Independent and External Directors

The rules of the NASDAQ Stock Market require that a majority of our directors be “independent” as defined in Rule 5605(a)(2) thereof.  The Board of Directors has determined that Donald Dixon, Osnat Segev-Harel and Asael Karfiol are each independent director for purposes of the NASDAQ rules.

Israeli law requires that a public company have at least two external directors. The two external directors of the Company are Osnat Segev-Harel and Asael Karfiol.  The Companies Law requires as a general principle that at least one statutory external director have financial and accounting expertise, and that the other statutory external director have professional competence, as determined by the Board of Directors. The Companies Law also requires a company's Board of Directors to determine the minimal number of members of the board of directors to possess financial and accounting expertise, based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  Our Board of Directors decided that the minimal number of directors to possess financial and accounting expertise on the Company's Board shall be two. Under the Companies Regulations (Qualifications of Director Having Financial and Accounting Expertise and of Director Having Professional Competence) – 2005, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company’s financial statements and to rise issues in respect of the manner in which the financial data is presented. The Board of Directors has determined that Asael Karfiol and Osnat Segev-Harel both possess financial and accounting expertise as required by the above mentioned regulations. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company’s business. The Board of Directors has determined that Osnat Segev-Harel possesses professional competence as required by the above mentioned regulations.

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

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2013	2014	2015
Israel	37	43	43
Germany and rest of Europe	77	78	76
Japan	7	7	7
USA & Latin America	14	66	65
United Kingdom	11	11	13
Singapore and Hong Kong	23	23	29
Australia	-	5	7
Total	169	233	240

The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2013	2014	2015
Professional services	79	106	119
Research and development	28	44	41
Sales and marketing	41	53	49
Operations and administrations	21	30	31
Total	169	233	240

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, the chairman of our Board of Directors beneficially owned 1,864,409 ordinary shares representing approximately 10.3% of the Company’s issued and outstanding share capital, as of April 1, 2016. Ido Schechter, our former Chief Executive Officer and member of the board, beneficially owned 347,575 ordinary shares representing approximately 1.9% of the Company’s issued and outstanding share capital, as of April 1, 2016. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of April 1, 2016.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	242,500	2019 – 2025	$1.30 - $3.86
Ido Schechter	142,500	2021 – 2025	$2.11 - $3.86
Michael Schrader	123,334	2022 – 2025	$3.30- $4.45
Don Dixon	12,500	2025	$3.30
All other directors and officers as a group	100,000	2021 – 2025	$2.11 - $3.86

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on our behalf, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to ESOP 2003 and are subject to the terms of ESOP 2003. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. On August 29, 2013, our Board of Directors, based on the recommendation of our compensation committee of the same day, resolved to amend and restate ESOP 2003 ("Amended ESOP 2003"). Those decisions were approved by the shareholders on October 15, 2013. While Amended ESOP 2003 retains most of the terms and conditions of the ESOP 2003, it incorporates changes, inter alia, with regard to conformance with provisions of relevant tax law, the treatment of options in the context of a merger or acquisition of the Company and with the default vesting terms of options awarded Amended ESOP 2003. Amended ESOP 2003 is valid until August 28, 2023.  We filed the necessary documents with the Israeli tax authorities for the approval of Amended ESOP 2003 and on April 29, 2014 it was approved. Such approval provides the grantees eligibility for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961. As of April 1, 2016, options to purchase an aggregate of 1,826,443 ordinary shares were outstanding.  The outstanding options are exercisable at exercise prices between $1.30 and $6.04.  In addition to shares reserved in the event of the exercise of the outstanding options, 200,494 shares are reserved in the event of the issue of additional options.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of April 1, 2016, for each person whom we know (based on filings with the SEC) beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. The number of shares indicated as “Beneficially Owned” in the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 17,919,126 ordinary shares outstanding as of April 1, 2016.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Izhak Nakar (1)	1,864,409	10.3%
Entities Associated with Trident Capital, Inc. (2	2,346,707	13.1%

(1)	Mr. Nakar’s beneficially owned shares includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(2)
The information is based upon the recent Schedule 13G filed with the SEC byTrident Capital Management V LLC on February 17, 2015. Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846  held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v)  159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund.

Significant Changes in Percentage Ownership

In February 2014, we closed on an underwritten public offering of 3,162,500 of ordinary shares of the company at $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other offering expenses. The net proceeds from the offering have been and will be used for general corporate purposes, including acquisitions.  Canaccord Genuity Inc. acted as the sole book-running manager for the offering, and Roth Capital Partners and The Benchmark Company, LLC acted as co-managers.

As of April 1, 2016, 17,919,126 ordinary shares of Company were issued and outstanding.  The Company believes that, as of April 1, 2016, there were 77 shareholders of record of the Ordinary Shares in the United States, who, collectively held as of that date a total of 15,964,254 ordinary shares, or 89.1% of the Company’s total outstanding ordinary shares.

Related Party Transactions

Our agreement with Mr. Izhak Nakar provides that in consideration for his services to the Company worldwide, Mr. Nakar is entitled to compensation in the amount of $28,125 plus VAT per month. During 2015, we paid Mr. Nakar $322,922 in cash compensation.

In addition, Mr. Nakar was awarded options to purchase 100,000 ordinary shares of the Company, vesting in two equal parts such that 50% vested on December 31, 2015 and the remainder will vest on December 31, 2016. The exercise price per share of the Options is $3.30. Pursuant to our agreements with Mr. Nakar, Mr. Nakar was entitled to receive a payment equal to 4.25% of our EBITDA for the year ended December 31, 2015, if we met certain revenue and EBIDTA targets set by the Board. During the course of 2015, he waived the entitlement for 2015.

The terms of Mr. Nakar's compensation for 2015 other than the options were approved in accordance with Israeli law as it existed prior to 2012 (see "Approval of Terms of Office and Employment"). Under the transitional provisions of an amendment passed in 2012, the approval remains effective. The options grant was approved by the compensation committee and then the Board of Directors on May 21, 2015, reaffirmed on October 29, 2015, and then by the Shareholders at the Company’s annual general meeting on December 28, 2015.

Our agreement with Mr. Schrader, the Chief Executive Officer of the Company, provides for a base salary of $252,000 (denominated in EURO) per year and for an automobile allowance, pension, retirement, severance, vacation or similar benefits.  During 2015 Mr. Schrader was paid $265,000. In addition, Mr. Schrader was awarded options to purchase 25,000 ordinary shares of the Company, vesting in three equal parts such that one third vested on December 31, 2015, one third will vest on December 31, 2016 and the remainder will vest of December 31, 2017. The exercise price per share of the Options is $3.40. Lastly, Mr. Schrader will be entitled to a cash bonus in the amount of $1,500,000 in the event of a merger or acquisition of the Company that reflects a valuation of the Company of more than $90,000,000. Mr. Schrader would have been entitled to receive an amount equal 4.25% of the Company’s EBITDA for the year ended December 31, 2015, had we met certain revenue and EBIDTA targets set by the Board of Directors. We did not meet those targets and, therefore, Mr. Schrader was not entitled to, and did not receive, such bonus for 2015.

The conditions of Mr. Schrader's employment were approved by the compensation committee and then the Board of Directors on May 21, 2015, reaffirmed on October 29, 2015, and then by the shareholders on December 28, 2015.

During 2015, Mr. Fresneda, President of TIS Americas, was paid $160,000, for a base salary, an automobile allowance, pension, retirement, severance, vacation or similar benefits.  Mr. Fresneda will be entitled to a cash bonus in the amount of $1,300,000 in the event of a merger or acquisition of the Company that reflects a valuation of the Company of more than $90,000,000. Mr. Fresneda would have been entitled to receive an amount equal 0.7% of the Company’s EBITDA for the year ended December 31, 2015, had we met certain revenue and EBIDTA targets set by the Board of Directors. We did not meet those targets and, therefore, Mr. Fresneda was not entitled to, and did not receive, such bonus for 2015.

From time to time, as new members join our Board of Directors, they become parties to our letter of indemnification to be given to our directors and officers. The letter was approved by our shareholders at a shareholders meeting held on November 15, 2005 and amended at a shareholders meeting held on December 22, 2011. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $20,000,000.

ITEM 8.                      FINANCIAL INFORMATION

Consolidated statements and other financial information

Consolidated Financial Statements

See Item 18.

Other Financial Information

The amount of export revenues constitutes a significant portion of our total revenues.  The following is a table giving details of our export revenues, as well as the breakdown of revenues between licenses and services.

	2013	2014	2015
	$ Thousands
Export Revenues
Export Revenues	28,928	35,216	33,063
Total Revenues	29,057	35,855	33,791
Percentage of Total Revenues	99.6%	98.2%	97.8%

Breakdown of Revenues
License Revenues	40%	31%	23%
Service Revenues	60%	69%	77%

Legal Proceedings

During 2015, two of the Company's customers in Europe filed lawsuits due to certain commercial disputes with claims for payment of 100 EUR and 85 EUR respectively. The company denies all claims and is vigorously defending the suits, but is unable to predict the outcome at this stage.

Dividend Policy

To date, we have not paid any dividends on ordinary shares of the company.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We might not declare or pay any dividends in the future.

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

  Significant Changes.

None.

ITEM 9.                      LISTING

  Offer and Listing Details.

Since November 1996, ordinary shares of the company have been quoted on the NASDAQ.    Since April 29, 1999, the symbol for the ordinary shares has been “TISA.”

The following table sets forth, for the periods indicated, the high and low closing prices of ordinary shares of the company, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ended		Price

December 31, 2015	Hi	$4.32
	Lo	2.83

December 31, 2014	Hi	5.88
	Lo	3.29

December 31, 2013	Hi	6.04
	Lo	2.66

December 31, 2012	Hi	5.45
	Lo	2.19

December 31, 2011	Hi	2.91
	Lo	$1.11

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ended		Price

December 31, 2015	Hi	$3.79
	Lo	2.83

September 30, 2015	Hi	4.32
	Lo	3.33

June 30, 2015	Hi	4.00
	Lo	3.15

March 31, 2015	Hi	3.66
	Lo	2.85

December 31, 2014	Hi	4.14
	Lo	3.29

September 30, 2014	Hi	4.57
	Lo	3.87

June 30, 2014	Hi	4.40
	Lo	3.59

March 31, 2014	Hi	5.88
	Lo	$4.06

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ended		Price

February 29, 2016	Hi	$2.28
	Lo	1.90

January 31, 2016	Hi	2.98
	Lo	2.17

December 31, 2015	Hi	3.39
	Lo	2.83

November 30, 2015	Hi	3.78
	Lo	3.30

October 31, 2015	Hi	3.79
	Lo	3.33

September 30, 2015	Hi	3.81
	Lo	$3.33

Markets

Ordinary shares of the company were dual-listed on the TASE on December 3, 2006, in addition to being listed on the NASDAQ.  Effective October 31, 2014, we voluntarily delisted from TASE.

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

In the case of a transaction in which an office holder has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required.  Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest. The transaction must not be aversed to the company’s interest. If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties,  or if we are making an arrangement as to conditions of employment of an office holder, then, in addition to any approval required by the Board of Directors or by any other organ of the company according to its Articles of Association, it also must be approved by the audit committee or compensation committee (depending on the nature of the transaction) prior to the approval by the Board of Directors, and, under specified circumstances, by a meeting of the shareholders.  In certain cases, the approval by the shareholders requires special majorities.  An office holder who has a personal interest in the approval of a transaction brought before the Board of Directors, the compensation committee or the audit committee may not be present at this meeting or vote on this matter unless most of the members have a personal interest in approving the transaction or the occurrence of specific circumstances defined in the law.

Arrangements regarding the compensation of our directors (whether in their capacity as directors or regarding the provision of other services) require audit committee or compensation committee (depending on the matter), Board of Directors and shareholder approval.

External Directors

Under the Israeli Companies Law, public companies are required to appoint two external directors. Any committee having the power to act on behalf of a company’s board (as opposed to an advisory committee) must have at least one external director as a member.  All of the external directors must be members of the Audit Committee and the compensation committee, the chairman of the Audit Committee and the compensation committee must be an external director.  An external director must be an individual resident of Israel, though the majority of companies whose business is conducted abroad may appoint foreign residents, provided that certain other criteria are met.  However, companies such as ours whose shares have been offered to the public outside of Israel may appoint external directors who are not residents of Israel.  A person may not be appointed as an External Director if:

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

•	Such person's position or business activities create or may create a conflict of interests or interfere with such person's ability to serve in the capacity of an external director;

•	Such person acts as a director of another company in which one of the external directors’ acts as a director in the Company;

•	Such person is an employee of the securities authority or of the Tel Aviv Stock Exchange; or

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

The initial term of an external director under the law is three years. The initial term is extendable for an additional two three-year terms under any of the following conditions: a) a shareholder holding at least 1% of the voting rights at the shareholders meeting nominates the external director for an additional term,  the majority provisions mentioned above are met and the external director is not at the time of the appointment a related or competing shareholder or related to such a shareholder and had no connection to such a shareholder during the two preceding years, b) the Board of Directors nominates the external director and the majority provisions mentioned above are met or c) the external director nominates himself and the majority provisions mentioned above are met and the external director is not at the time of the appointment a related or competing shareholder or related to such a shareholder and had no connection to such a shareholder during the two preceding years. In a company like ours whose shares are traded on specified exchanges outside of Israel, if  the compensation committee and the Board of Directors determine that, in light of the expertise and special contribution of the external director to the work of the Board of Directors and its committees, the appointment for an additional period is for the benefit of the company and if the shareholders meeting is be apprised of the grounds for that decision and the period during which the external director has already served, there is no limit as to the number of terms for which the external directors may be elected. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the Board of Directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, December 28, 2015 we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services, effective until the next shareholders meeting.

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

Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or against a fine or forfeit levied against the office holder in connection with a criminal offense. In addition, a Company may indemnify any person as permitted in Section 56H(b)(1) of the Israeli Securities Law.

Currently, we hold an insurance policy for our office holders that provides coverage limited to $20,000,000 in aggregate for the policy period ending on March 31, 2017.

Approval of Terms of Office and Employment

Any arrangement between a public company and an office holder of the company as to such office holder’s terms of office and employment, including exemption and release of the office holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”) generally require the approval of the company’s compensation committee and the Board of Directors and, with respect to directors and the chief executive officer, also the company’s shareholders (sometimes with special majorities). Notwithstanding the above, the amendment of existing Terms of Office and Employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the amendment is not material in relation to its existing terms.

In addition, the Terms of Office and Employment of office holders must be in accordance with the terms of a compensation policy adopted by the Company (a “Compensation Policy”). Under the Companies Law, the Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters detailed in the Companies Law. A Compensation Policy must be approved by the compensation committee, the Board of Directors and the shareholders (with a special majority), though the compensation committee and the Board of Directors may approve a Compensation Policy despite the shareholders’ non-approval. On August 29, 2013, our compensation committee, followed by our board of directors, adopted a Compensation Policy and the Compensation Policy was approved (with the required special majority) by our shareholders on October 15, 2013. On November 18, 2014, our compensation committee, followed by our Board of Directors, adopted an amended Compensation Policy and the amended Compensation Policy was approved (with the required special majority) by our shareholders on December 31, 2014. (We note that on May 21, 2016 our compensation committee and our board of directors approved and amended the Compensation Policy and reaffirmed that approval on October 29, 2015, but our shareholders did not approve the amended Compensation Policy and, therefore, the Compensation Policy approved on December 31, 2014 remains in effect.)  A Compensation Policy generally must be brought for approval again in accordance with the procedures of the Companies Law once every three years.

When the requirement to adopt a Compensation Policy was enacted in 2012, the validity of Terms of Office and Employment approved prior to the effective date of the amendment in accordance with the requirements of the Companies Law as at the time of approval was not affected. All current relevant Terms of Office and Employment that pre-date the adoption of the Compensation Policy and have not been changed since were approved by all required bodies of the Company.

Directors

Any arrangement between a company and a director as to his or her Terms of Office and Employment that is not consistent with the Compensation Regulations (as defined below) must be in line with the Compensation Policy and requires the approval of the compensation committee, the Board of Directors and the shareholders (in certain cases by a special majority). The compensation committee approved the terms of the directors' compensation where required for 2015 on May 21, 2015Both approvals were reaffirmed on October 29, 2015 and approved by the shareholders on December 28, 2015.

External directors may receive compensation solely as provided for in certain regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”).

Chief Executive Officer

Any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the Board of Directors and the company’s shareholders by a special majority. However, if certain conditions are met, the compensation committee and the Board of Directors may vary from the Compensation Policy with approval of the shareholders.

The compensation committee approved the terms of the CEO's compensation for 2015 on May 21, 2015 and the Board of Directors approved such terms on the same day. Those approvals were reaffirmed on October 29, 2015 and the shareholders approved the terms on December 28, 2015.

Other Office Holders

Any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee and the Board of Directors. However, if certain conditions are met, the compensation committee and the Board of Directors may vary from the Compensation Policy.

Rights, Preferences, Restrictions of Shares

Our authorized share capital consists of a single class of equity, ordinary shares of the company. Subject to Israeli law, dividends may be declared by a company’s Board of Directors, unless authority is provided in the company’s articles of association to transfer such powers to the company’s shareholders, who may then declare dividends following a recommendation by the directors. Our articles of association grant the board the power to transfer the final decision regarding dividends to the shareholders. In such event, the shareholders may only declare a dividend in an amount that is equal or less than that recommended by the directors or not to declare a dividend at all, despite a directors’ recommendation, but may not declare dividend in an amount which is in excess of the amount recommended by the directors.  The directors may invest or use otherwise for our benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such un-demanded dividends upon receipt of a valid demand; however, the company is not liable to pay any interest on such un-demanded dividends.

Each shareholder is entitled to one vote for each ordinary share held. Except for the external directors, each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected.  Our Articles do not grant shareholders any rights to share in our profits other than through dividends.  In the event that we go into liquidation, any surplus is distributed to the shareholders in proportion to the amount paid by each on account of the nominal value of the shares paid.  No account is taken of any premiums paid in excess of the nominal value.

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

Our Board of Directors may convene an extraordinary general meeting when and as it sees fit.  In addition, the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either (i) at least two directors, (ii) at least one quarter of the directors of the Board or (iii) one or more shareholders who hold (A) an aggregate of at least five percent of our issued share capital and one percent of all voting rights, or (B) at least five percent of all voting rights.  Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who wish to demand that an extraordinary general meeting be convened must be made in writing and sent to our registered office.  The demand must detail the objects of the meeting and must be signed by all those making the demand.

Notice of an annual general meeting and of an extraordinary general meeting must be sent in advance to all shareholders recorded in our register of shareholders in accordance with the dates required according to the applicable law.  Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

The determining date as to share ownership for purposes of attending and voting at a general meeting is as set forth in the decision to convene a general meeting but not earlier than 21 days before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date;  Notwithstanding the foregoing, Israeli companies such as ours whose shares have been listed for trade on a recognized foreign stock exchange, which issue proxy statements to their shareholders in conformity with the law of the country where such foreign exchange is located, are entitled to vary such determining date to not earlier than 40 days before the scheduled general meeting date and not later than 4 days prior to such scheduled meeting date, and are entitled to certain allowances as to issuing proxy statements to shareholders outside Israel.

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

We paid a total of $18 million in consideration of eGistics, which was comprised of $9 million in cash, subject to a working capital related adjustment, and issued 2,353,310 of ordinary shares of the company valued at $3.8244 per share, or $9 million in the aggregate.  After application of the adjustment, we paid a net cash amount equal to $8.3 million. The price per share of ordinary shares of the company issued in connection with the transaction was calculated pursuant to the terms of the Acquisition.

The Acquisition included customary provisions for transactions of this nature, including indemnity obligations concerning certain representations and warranties.  The indemnity obligations are secured by an indemnity insurance policy in favor of our wholly owned US subsidiary, and a portion of the cash consideration we paid into escrow.

Subsequent to the Acquisition we appointed Mr. Donald Dixon to our Board of Directors for a two-year term.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.2% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

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

        General corporate tax structure in Israel

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 26.5% for the 2015 tax year. On January 5, 2016 the Israeli parliament approved the reduction of the corporate tax rate by 1.5%, from 26.5% to 25%, starting from January 1, 2016. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Benefited Enterprise plans.

As of December 31, 2015, we had business loss carry forwards for tax purposes in the amount of $11,314,000. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2015 the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $30,427,000. A portion of such losses expires over a period from 2022 through 2035, and some of them can be carried forward indefinitely.

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

The 2005 Amendment

        On April 1, 2005, an amendment to the Investments Law came into effect. The 2005 amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investments Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments.  However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export to specific markets with a population of at least 14 million.

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

        Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise, located in Israel, owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 810,720 in the 2015 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

In some instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

        Dividends, if any, paid to the holders of ordinary shares of the company, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of ordinary shares of the company to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

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

The following is a discussion of material United States Federal income tax consequences generally applicable to U.S. Holders (as defined below) who acquire ordinary shares of the company and hold them as capital assets. This discussion does not address all potentially relevant United States Federal income tax matters, and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as, for example, tax-exempt organizations, qualified retirement plans, persons subject to alternative minimum tax, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and shareholders who acquired their shares through the exercise of employee share options or otherwise as compensation. In addition, this discussion only applies to common shares held by U.S. Holders as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and does not cover any state, local or foreign tax consequences.

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

In addition, if a U.S.  Holder who is an individual, dies while owning ordinary shares, such holder's successor generally would not receive a step-up in tax basis with respect to such ordinary shares.

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

The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event that the Company is classified as PFIC.  The QEF election is made on a U.S. Holder-by-U.S. Holder basis and can be revoked only with the consent of the IRS.  A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return (the QEF election must be made on or before the U.S. holder's tax return due date, as extended, for the first taxable year to which the election will apply). Even if a QEF election is not made, a U.S. Holder in a PFIC generally must file a completed IRS Form 8621 every year.

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

The Company believes that it was not a PFIC in 2015.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

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

For example, certain individuals who are U.S. Holders are required to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations ) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a U.S. financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

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

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-US Holder certifies to its foreign status, or otherwise establishes an exemption.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents filed with the SEC must be available to the public by law and are available for review at our headquarters, 2 Ben Gurion St, Ramat Gan, 5257334, Israel.

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

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

 (a)           Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2015 under those criteria.

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

(c)           Not applicable

(d)           There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2015 and 2014, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2015 and 2014 were $246,276 and $375,500, respectively.

Tax Fees

For the fiscal years ended December 31, 2015 and 2014 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $25,000 and $78,500, respectively.

Other services

For the fiscal years ended December 31, 2015 and 2014 the aggregate fees billed for non-audit services, were $26,946 and $75,500, respectively.

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

See pages F-1 through F-39.

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
Michael Schrader Chief Executive Officer

Date: April 26, 2016

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (the "Company"), as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the related consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2016	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,386	$2,404
Restricted cash	132	262
Trade receivables (net of allowance for doubtful accounts of $ 357 and $ 1,594 at December 31, 2014 and 2015, respectively)	12,034	9,348
Deferred tax assets	749	-
Other accounts receivable and prepaid expenses	787	932

Total current assets	18,088	12,946

LONG-TERM ASSETS:
Severance pay fund	1,235	1,327
Restricted cash	366	147
Non-current deferred tax assets	522	-
Long-term deposits and long-term assets	245	204
Property and equipment, net	1,180	1,444
Intangible assets, net	6,293	5,058
Goodwill	19,377	19,091

Total long-term assets	29,218	27,271

Total assets	$47,306	$40,217

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term Bank Loans	$-	$77
Trade payables	1,593	1,541
Deferred revenues	3,573	2,966
Deferred tax liability	133	-
Accrued expenses and other accounts payable	3,815	4,421

Total current liabilities	9,114	9,005

LONG-TERM LIABILITIES:
Accrued severance pay	1,378	1,533
Non-current deferred revenues	2,212	3,280
Deferred tax liability	318	-
Other long-term liabilities	447	407

Total long-term liabilities	4,355	5,220

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2014 and 2015; Issued and outstanding: 17,823,959 and 17,919,126 shares at December 31, 2014 and 2015, respectively	198	199
Additional paid-in capital	61,559	62,556
Accumulated other comprehensive loss	(2,454)	(3,021)
Accumulated deficit	(25,472)	(33,767)

Total parent shareholders' equity	33,831	25,967

Non-controlling interest	6	25

Total shareholders' equity	33,837	25,992

Total liabilities and shareholders' equity	$47,306	$40,217

The accompanying notes are an integral part of the consolidated financial statements.

April 26, 2016
Date of approval of the	Yossi Dagan	Michael Schrader
financial statements	Chief Financial Officer	Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015
Revenues:

License	$11,762	$11,211	$7,708
Services	17,295	24,644	26,083

Total revenues	29,057	35,855	33,791

Cost of revenues:
License	2,740	1,442	545
Services	9,076	12,880	15,593

Total cost of revenues	11,816	14,322	16,138

Gross profit	17,241	21,533	17,653

Operating expenses:
Research and development, net	3,377	4,914	4,797
Selling and marketing	9,498	12,967	10,894
General and administrative	4,637	6,819	7,492
Acquisition related costs	-	1,170	-
Amortization of intangible assets	-	239	390

Total operating expenses	17,512	26,109	23,573

Operating loss	(271)	(4,576)	(5,920)
Financial expenses, net	286	352	1,145
Other income, net	369	7	4

Loss before taxes on income	(188)	(4,921)	(7,061)

Taxes on income (expenses)	1	(552)	(1,215)

Net Loss	$(187)	$(5,473)	$(8,276)

Attributes to:
The Company's shareholders	$(187)	$(5,479)	$(8,295)
Non-controlling interests	-	6	19

	$(187)	$(5,473)	$(8,276)

Net loss per Ordinary share attributable to the Company's shareholders:

Basic	$(0.02)	$(0.34)	$(0.46)

Diluted	$(0.02)	$(0.34)	$(0.46)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data)

	Year ended December 31,
	2013	2014	2015

Net Loss	$(187)	$(5,473)	$(8,276)

Foreign currency translation adjustments	(10)	(914)	(567)

Comprehensive Loss	$(197)	$(6,387)	$(8,843)

Attributed to:
Company’s Shareholders	$(197)	$(6,387)	$(8,843)
Non-controlling interests	-	6	19

Comprehensive Loss	$(197)	$(6,381)	$(8,824)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other			Non
	Ordinary shares		paid-in	comprehensive	Accumulated		controlling
	Number	Amount	capital	loss	deficit	Total	Interest	Total Equity

Balance at January 1, 2013	11,641,758	$129	$36,033	$(1,530)	$(19,806)	$14,826	$-	$14,826

Exercise of stock options	446,291	4	725	-	-	729	-	729
Other comprehensive loss	-	-	-	(10)	-	(10)	-	(10)
Share-based compensation expenses	-	-	356	-	-	356	-	356
Net loss	-	-	-	-	(187)	(187)	-	(187)

Balance at December 31, 2013	12,088,049	133	37,114	(1,540)	(19,993)	15,714	-	15,714

Exercise of warrants and stock options	220,100	2	376	-	-	378	-	378
Issuance of Ordinary shares, net *)	3,162,500	36	13,660	-	-	13,696	-	13,696
Issuance of Ordinary shares in conjunction of business acquisition	2,353,310	27	9,739	-	-	9,766	-	9,766
Other comprehensive loss	-	-	-	(914)	-	(914)	-	(914)
Share-based compensation expenses	-	-	670	-	-	670	-	670
Net loss	-	-	-	-	(5,479)	(5,479)	6	(5,473)

Balance at December 31, 2014	17,823,959	198	61,559	(2,454)	(25,472)	33,831	6	33,837

Exercise of warrants and stock options	95,167	1	189	-	-	190	-	190
Other comprehensive loss	-	-	-	(567)	-	(567)	-	(567)
Share-based compensation expenses	-	-	808	-	-	808	-	808
Net loss	-	-	-	-	(8,295)	(8,295)	19	(8,276)

Balance at December 31, 2015	17,919,126	$199	$62,556	$(3,021)	$(33,767)	$25,967	$25	$25,992

*)           Net of issuance expenses in the amount of $ 350.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from operating activities:
Net Loss	$(187)	$(5,473)	$(8,276)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Share-based compensation expenses	356	670	808
Depreciation and amortization	198	1,041	1,876
Accrued severance pay, net	(50)	(38)	63
Decrease in long term assets	-	131	61
Decrease (increase) in deferred tax assets, net	(205)	56	820
Decrease (increase) in trade receivables, net	1,457	(4,427)	2,015
Increase (decrease) long term liabilities	-	155	(40)
Decrease (increase) in other accounts receivable and prepaid expenses	(111)	201	(184)
Increase (decrease) in trade payables	(325)	855	41
Increase (decrease) in deferred revenues	770	134	655
Increase (decrease) in accrued expenses and other accounts payable	(1,440)	1,810	1,121

Net cash provided by (used in) operating activities	463	(4,885)	(1,040)

Cash flows from investing activities:
Decrease (increase) in restricted deposits	(92)	180	48
Decrease (increase) in long term deposits	(49)	(74)	(23)
Purchase of property and equipment	(76)	(171)	(905)
Business acquired	-	(7,806)	(216)

Net cash used in investing activities	(217)	(7,871)	(1,096)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from financing activities:
Proceeds from exercise of Warrants and stock options	729	378	190
Proceeds from Issuance of Ordinary shares, net of issuance expenses	-	13,696	-
Increase in short term bank borrowings	-	-	77
Payment of accrued issuance expenses	(4)	-	-

Net cash provided by financing activities	725	14,074	267

Effect of exchange rate on cash and cash equivalent balances	9	(135)	(113)

Increase (decrease) in cash and cash equivalents	980	1,183	(1,982)
Cash and cash equivalents at the beginning of the year	2,223	3,203	4,386

Cash and cash equivalents at the end of the year	$3,203	$4,386	$2,404

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$143	$67	$14

Interest	$29	$35	$107

Supplemental disclosure of Non- cash flow information:

Account payables with respect to business acquisition*)	$-	$(216)	$-
Payment in shares for business acquisition *)	$-	$(9,766)	$-

*)           See Note 1d.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	Business and organization:

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

The Company operates in one reportable segment and its revenues are mainly derived from two sources: (i) license revenue and (ii) services revenue which include Software as a Services (“SaaS”), professional services, maintenance and technical support.

As for information regarding the major customers of the Company see Note 11c.

The Company's shares are traded on The NASDAQ Stock Market LLC in the United States.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

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

In performing the purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analysis of historical financial performance and estimates of future performance of the Company's products. The company's management has determent the fair value of the intangible assets with the assistance of independent valuation firm using the income approach.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), applied on a consistent basis, as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimated and assumptions are employed in estimates used in determining values of stock-based compensation costs, financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy, allowance for doubtful accounts, income taxes and valuation allowance and contingent liabilities. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in United States dollars:

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

Restricted cash is primarily invested in short term and long term deposits. For more information, refer to Note 8c.

f.	Long – term deposits and long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Years

Computers and peripheral equipment	3
Office furniture and equipment	5 - 16 (mainly 16 years)
Leasehold improvements	Over the shorter of the lease term or useful economic life

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Company on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Company will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable. During the years 2013, 2014 and 2015, no impairment losses had been identified for intangible assets and property and equipment.

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

The Company operates in one operation-based segment and in one reporting unit. The Company performed a qualitative assessment during the fourth quarter of 2015 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

During the years 2013, 2014 and 2015, no impairment charge was recognized.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

Intangible assets are comprised of acquired technology and customer relations. Definite-lived intangible assets are amortized over their estimated useful life. Acquired technology is amortized on a straight line basis over a period of 3.2 years. Customer relations are amortized using accelerated amortization method over a period of 8.5 years.

k.	Revenue recognition:

The Company reports its revenue in two categories: (i) license, which includes mainly perpetual license; and (ii) services, which includes SaaS revenue, service revenue, including revenue from professional services, training services and post-contract customer support (“PCS”).

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Additionally, as the Company is unable to reliably determine what competitors’ products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP.

Deferred revenues represent unearned amounts received for PCS and professional services arrangements that are paid by customers and not yet recognized as revenues.

The Company generally does not grant a right of return to its customers.

l.	Cost of Revenue

Our total cost of revenue is comprised of the following:

1.	Cost of License Revenue—Cost of license revenue is comprised primarily of third-party license and hardware costs.

2.
Cost of Services Revenue—Cost of services revenue is primarily comprised of personnel costs of our technical implementation, support and training teams. Cost of services revenue also includes contractors and facilities costs.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Royalty and non-royalty bearing grants:

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

At December 31, 2015, the Company has one share-based employee compensation plan, which is described extensively in Note 10.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2013	2014	2015

Dividend yield	0%	0%	0%
Expected volatility	40%-77%	40%-80%	36%-69%
Risk-free interest rate	0.13%-3.04%	0.12%-2.63%	0.26%-2.30%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple- employees	1.09	-	2.50
Suboptimal exercise multiple- management	2.36-2.39	2.62-2.66	2.50-2.60

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

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed by giving effect to all potential shares of common stock, including stock options, convertible preferred stock warrants stock, to the extent dilutive.

Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

q.	Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

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

The Company has also defined contribution plans to some of its employees pursuant to section 14 to the Severance Pay Law under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Severance expenses for the years ended December 31, 2013, 2014 and 2015 amounted to approximately $ 218, $ 370 and $ 295, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:
Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:
Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, trade receivables, short-term deposits and trade payables approximate their fair value due to the short-term maturity of such instruments.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC 450 definition. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2015, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

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

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition. ASU 2014-09 provides enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 was initially effective for annual and interim reporting periods beginning after December 15, 2016 and may be adopted either on a full retrospective or modified retrospective approach. On July 9, 2015, the FASB approved a one-year deferral of the effective date of the ASU. The revised effective date is for annual reporting periods beginning after December 15, 2017 and interim periods therein, with an early adoption permitted as of the original effective date. The Company is still evaluating the impact of implementation of this standard on its consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has not yet adopted ASU 2015-17 and does not expect the adoption of this guidance to have a material impact on its consolidated financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee ‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

y.	Reclassification:

Certain amounts in prior year's financial statements have been reclassified to conform to the current year's presentation.

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2015

Government authorities	$79	$32
Prepaid expenses	604	707
Rent and motor leasing deposits	61	30
Others	43	163

	$787	$932

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT

	December 31,
	2014	2015
Cost:

Computers and peripheral equipment	$6,576	$7,291
Office furniture and equipment	781	917
Leasehold improvements	87	109

	7,444	8,317
Accumulated depreciation:

Computers and peripheral equipment	5,565	6,055
Office furniture and equipment	627	740
Leasehold improvement	72	78

	6,264	6,873

Depreciated cost	$1,180	$1,444

Depreciation expenses amounted to $ 198, $ 277 and $ 641 for the years ended December 31, 2013, 2014 and 2015, respectively.

As to charges, see Note 8b.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS

Intangible assets arose from the acquisition of the business from eGistics in July 2014 (see Note 1d).

a.	Identifiable intangible assets:

	December 31,
	2014	2015
Original amount:
Customer relations	$3,997	$3,997
Technology	3,005	3,005

	7,002	7,002
Accumulated amortization:
Customer relations	239	535
Technology	470	1,409

	709	1,944

	$6,293	$5,058

b.	Amortization expenses amounted to $ 709 and $ 1,235 for the years ended December 31, 2014 and 2015, respectively.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2016	$1,435
2017	1,270
2018	649
2019	615
2020	466
2021 and thereafter	623

$5,058

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2015 are as follows:

Balance as of January 1, 2014	$6,168

Acquired during the year (see Note 1d)	13,518

Foreign currency translation adjustments	(309)

Balance as of December 31, 2014	19,377

Foreign currency translation adjustments	(286)

Balance as of December 31, 2015	$19,091

NOTE 7:	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2014	2015

Employees and payroll accruals	$357	$285
Government authorities	542	801
Accrued vacation pay	128	211
Accrued expenses	2,152	1,569
Factoring advance payments	180	615
Capital leases – current portion	252	440
Other	204	500

	$3,815	$4,421

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 3%-3.5% of revenues from sale of its iCMR software, up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $408 as of December 31, 2015.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
The Company has entered into non-cancelable operating lease agreements for the lease of motor vehicles, facilities rental and certain equipment. The leasing deposits are recorded as part of other account receivables.

The Company's facilities are leased under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in 2016.

As of December 31, 2015, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles, rental facilities and certain equipment:

2016	$1,602
2017	1,115
2018	572
2019	442
2020	258
2021	162

Total	$4,151

Rental expenses for motor vehicles, facility rental and certain equipment expenses amounted to $ 1,323, $ 1,279 and $ 1,194 for the years ended December 31, 2013, 2014 and 2015, respectively.

3.
Starting from October 2015, the Company had a line of credit with an Israeli bank ("the bank") for total borrowing of up to $ 500, based on several conditions and financial covenants. The line of credit bears interest rate of Libor + 4%.

During the year ended December 31, 2015, from time to time the Company used this line of credit and recorded interest expenses in the amount of $ 3.

Subsequent to year end, on March 6, 2016, the Company replaced the current line with a new line of credit with the same bank. According to the agreement, the Company is provided with the aggregate principal amount of account receivables ("AR") loan and AR credit line which will not exceed the lower of $3,000 and the sum of 70% of the aggregate value of eligible AR, as defined in the agreement. The line of credit bears interest rate of Libor + 4.2%. In the framework of the agreement, the Company undertook certain financial covenants, which mainly effected by cash, AR and EBITDA.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 119.

2.	The Company provided certain customers and vendors with a $ 290 bank guarantee.

d.	Legal proceedings:

During 2015, two of the Company's customers in Europe filed lawsuits due to certain commercial disputes, with claims for payment of $92 and $79 respectively. The company denies all claims and is vigorously defending the suits, but is unable to predict the outcome at this stage.

NOTE 9:	TAXES ON INCOME

a.	Israeli income taxes:

1.	Measurement of taxable income:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

2.	The Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

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

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a "Benefited Enterprise", such as provisions generally requiring that at least 25% of the "Benefited Enterprise's" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2015, the Company believes that it is meeting the aforementioned conditions.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

The Company elected 2009 as a year of election under the Amendment. The Amendment entitles the Company to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10% - 25% (based on the percentage of foreign ownership) for an additional period up to eight years from the first year it has taxable income.

If the Company pays a dividend out of income derived from the Approved and Benefited Enterprise during the tax exemption period, it will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not enjoyed the alternative benefits, generally 10% - 25%, depending on the percentage of the Company's Ordinary shares held by foreign shareholders.

As of December 31, 2015, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Benefited Enterprise".

Income from sources other than the Approved and Benefited Enterprises during the benefit period will be subject to tax at the regular corporate tax rate.

In January 2011, the Israeli Parliament (the Knesset) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, for amendment of the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were cancelled and a flat tax rate would apply to the Company's entire preferred income. The Company will be able to opt to apply the amendment (the waiver is non-recourse) and from then the uniform corporate tax rate will be 7 % in areas in Israel designated as development zone A and 12.5% elsewhere in Israel during 2013, 9% in development zone A and 16% elsewhere in Israel, respectively, in 2014.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

3.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise, located in Israel, owned by an Industrial Company, whose major activity in a given tax year is industrial production activity. The Company believes it meets all the criteria to be classified as an "industrial company", as defined by the Industry Encouragement Law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

4.	Corporate tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in the years ended December 31, 2014 and 2015. The tax rate in 2013 was 25%.

On January 4, 2016, the Knesset approved the second and third readings of the amendment to the Income Tax Ordinance (Num 217), lowering the Israeli corporate tax rate from 26.5% to 25%.

5.	According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2011 are considered as final assessments.

b.	Carryforward losses:

As of December 31, 2015, Top Image Systems Ltd. has accumulated carryforward losses and capital losses in the amount of $ 11,314 and $ 1,892, respectively. The losses can be carryforward against relevant taxable income for an indefinite period. As of December 31, 2015, the Company fully depreciated its deferred tax assets for its carry forward net operating losses in Israel.

As of December 31, 2015, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 30,427.

As of December 31, 2015, the U.S. subsidiaries had U.S. Federal and State net operating losses carryforwards of approximately $ 25,151, which can be carried forward and offset against taxable income for 7 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result, the Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

Operating losses carryforwards of its subsidiaries in Singapore, Japan and UK in the total amount of $ 2,511, $ 2,126 and $ 639, respectively, as of December 31, 2015, can be carried forward indefinitely since the Company does not expect to utilize them in the near future.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

c.	Non-Israeli subsidiaries:

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

d.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$(829)	$(6,343)	$(5,453)
Foreign	641	1,422	(1,608)

	$(188)	$(4,921)	$(7,061)

e.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current taxes	$(204)	$(496)	$(194)
Deferred taxes	205	(56)	(1,021)

	$1	$(552)	$(1,215)

Domestic	$205	$(166)	$(1,268)
Foreign	(204)	(386)	53

	$1	$(552)	$(1,215)

f.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

	December 31,
	2014	2015

Carryforward losses	$10,627	$12,899
Research and development expenses	780	712
Accrued severance pay	17	52
Accrued vacation pay	30	33

Deferred tax assets before valuation allowance	11,454	13,696

Deferred tax liability:
Intangible assets	(2,391)	(1,922)
Deferred revenues	(66)	(46)

Deferred tax liabilities before valuation allowance	(2,457)	(1,968)

Net deferred tax assets before valuation allowance	8,997	11,728

Valuation allowance	(8,177)	(11,728)

Net deferred tax assets	$820	$-

Company's deferred tax assets and deferred tax liabilities as of December 31, 2014 and 2015:

	December 31,
	2014	2015
Domestic:
Current deferred tax asset, net	$746	$-
Non-current deferred tax asset, net	522	-

	1,268	-

Current deferred tax liability, net	(130)	-
Non-current deferred tax liability, net	(318)	-

	(448)	-

	$820	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

During the year ended December 31, 2015, the Company recorded a full valuation allowance on its deferred tax assets, since it assessed that the deferred tax assets will not be realized during that period.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 8,177 and $ 11,728 at December 31, 2014 and 2015, respectively.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

h.	A reconciliation of the beginning and ending amounts of unrecognized tax benefits in the years ended December 31, 2014 and December 31, 2015 are as follows:

Gross unrecognized tax benefits as of January 1, 2014	$204
Interest accrued	9

Gross unrecognized tax benefits as of December 31, 2014	213
Deduction of unrecognized tax benefits	(213)

Gross unrecognized tax benefits as of December 31, 2015	$-

There was $ 0 of unrecognized income tax benefits that, if recognized, would impact the effective tax rate in the period in which each of the benefits is recognized

NOTE 10:	SHAREHOLDERS' EQUITY

a.	Dividends:

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

As of December 31, 2015, 1,855,809 options are outstanding.

As of December 31, 2015, an aggregate amount of 171,128 options is still available for future grant under of the above mentioned plan.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

c.	Options to employees, management and directors:

1.
On July 13, 2014, the board of directors approved the grant of options to purchase 100,000 Ordinary shares to a member of the management, at an exercise price of $ 3.95 with a vesting term of three years.

2.	On September 18, 2014, the board of directors approved the grant of options to purchase 52,500 Ordinary shares to several employees, at an exercise price of $ 4.15 with a vesting term of three years.

3.
On January 1, 2015, the shareholders of the Company approved the grant of options to purchase 10,000 Ordinary shares to a member of the board, at an exercise price of $ 3.42 with vesting term of two years.

4.
On June 1, 2015, the board of directors approved the grant of options to purchase 516,549 Ordinary shares to several officers and employees, at an exercise price of $ 3.42. One third will be exercisable in one year, one third will be exercisable in two years, and one third will be exercisable in three years.

5.
On August 10, 2015, the board of directors approved the grant of options to purchase 35,000 Ordinary shares to an officers and several employees, at an exercise price of $ 3.45. One third will be exercisable in one year, one third will be exercisable in two years, and one third will be exercisable in three years.

6.
On December 28, 2015, the shareholders of the Company approved the grant of options to purchase 200,000 Ordinary shares to members of the board, at an exercise price of $ 3.30.  One half was exercisable on December 31, 2015, and one half will be exercisable on December 31, 2016.

7.
On December 28, 2015, the shareholders of the Company approved the grant of options to purchase 50,000 Ordinary shares to an officer, at an exercise price of $ 3.30.  One half will be exercisable on May 21, 2015, and one half will be exercisable on May 21, 2016.

8.
On December 28, 2015, the shareholders of the Company approved the grant of options to purchase 25,000 Ordinary shares to an officer, at an exercise price of $ 3.40.  One third will be exercisable on December 31, 2015, one third will be exercisable on December 31, 2016, and one third will be exercisable on December 31, 2017.

The following is a summary of the Company's stock options granted among the various plans:

	Year ended December 31, 2015
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	1,294,810	$3.60	7.57
Granted	836,549	3.38	-
Exercised	(39,422)	2.01	-
Forfeited	(236,128)	4.07	-

Outstanding at the end of the year	1,855,809	$3.48	7.72	$555

Exercisable at the end of the year	1,103,932	$3.27	6.86	$555

Vested and expected to vest at end of year	1,815,258	$3.46	7.72	$544

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. Total intrinsic value of options exercised for the year ended December 31, 2015 was $ 555. As of December 31, 2015 there was $ 1,456 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2003 Stock Plan. This cost is expected to be recognized over a period of approximately 2.75 years.

The weighted average grant date fair values of options granted during 2014 and 2015 were $ 1.85 and $ 1.67, respectively.

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2015	life (years)	price	2015	exercisable
$1.30	74,322	3.23	1.30	74,322	1.30
$2.11 - $ 2.25	502,671	5.99	2.18	502,671	2.18
$3.30 - $ 6.04	1,278,816	8.66	4.09	526,939	4.58

	1,855,809	7.72	3.48	1,103,932	3.27

c.	Warrants:

As part of a private placement transaction in 2011, the Company granted its Investors and its agents, for no additional consideration, warrants to purchase 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants are exercisable on or after six months from June 13, 2011 for a period of five years thereafter, at an exercise price of $2.20 per share.

As of December 31, 2015 297,150 warrants have been exercised, and 144,600 warrants are outstanding for future exercise.

e.	In February 2014, the Company issued 3,162,500 Ordinary shares in conjunction to its public offering (for more details see Note 1c)

f.	On July 16, 2014 the company issued 2,353,310 Ordinary shares in conjunction of the acquisition of eGistics (for more details see Note 1d).

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	SHAREHOLDERS' EQUITY (Cont.)

g.
During the years ended December 31, 2013, 2014 and 2015, the Company recognized share-based compensation expense related to employee options in the amount of $ 356, $670 and $ 808, respectively, as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenues	$64	$162	$150
Research and development, net	23	71	90
Selling and marketing	57	183	198
General and administrative	212	254	370

Total share-based compensation expense	$356	$670	$808

NOTE 11:	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information :

1.	Revenues:

	Year ended December 31,
	2013	2014	2015

License Revenues

Far East	$2,322	$2,745	$1,433
Germany	2,616	2,893	2,421
Rest of Europe	1,761	3,035	2,127
North and South America	4,254	2,091	1,343
Africa and Middle East	809	447	384

	11,762	11,211	7,708
Service Revenues

Far East	3,259	3,536	3,837
Germany	7,820	6,186	4,881
Rest of Europe	4,370	7,121	4,658
North and South America	1,284	7,435	12,270
Africa and Middle East	562	366	437

	17,295	24,644	26,083

Total revenues	$29,057	$35,855	$33,791

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA (Cont.)

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2014	2015

Israel	$127	$113
USA	974	1,239
Other	79	92

Total Long-lived assets:	$1,180	$1,444

c.	Major customers’ data:

In 2014 and 2015 the Company had no customer who accounted for more than 10% of the total revenues. During 2013 one customer accounted for 10.2% of the total revenues.

NOTE 12:	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2013	2014	2015

Net loss used for the computation of diluted net loss per share	$(187)	$(5,479)	$(8,295)

Weighted average Ordinary shares outstanding	11,718,960	16,071,608	17,870,588

Effect of dilutive securities:

Employees stock options	*) -	*) -	*) -
Warrants	*) -	*) -	*) -

	-	-	-

Diluted weighted average Ordinary shares outstanding	11,718,960	16,071,608	17,870,588

Basic loss per Ordinary share	$(0.02)	$(0.34)	$(0.46)

Diluted loss per Ordinary share	$(0.02)	$(0.34)	$(0.46)

*)     Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	FINANCIAL EXPENSE

	Year ended December 31,
	2013	2014	2015

Interest expenses	$29	$35	$107
Fair value adjustments for deferred revenues	-	55	109
Exchange rate loss	86	169	828
Bank charges	171	93	101

	$286	$352	$1,145

NOTE 14:	RELATED PARTY TRANSACTION

According to the Company's agreement with the chairman of the board, in consideration for his services to the Company worldwide, the chairman of the board will be entitled to compensation in the amount of US $ 28.1 plus VAT per month ("the consulting fees"). In addition, as approved annually by the Company's general meeting of the shareholders, the chairman is entitled to a bonus of 4.25% of the Company's adjusted EBITDA, under certain conditions with regard to revenue and EBITDA, as defined in the minutes of the Company's board of Directors.

During 2014 the chairman of the board was entitled to a bonus at the rate of 0.25% of the total amount raised by the Company on the underwritten public offering (see Note 10f).

During 2013, 2014, 2015 the chairman of the board has been entitled to compensation, including the bonus, on the amount of $ 324, $ 369 and $ 323, respectively for his consulting fees.

NOTE 15:	SUBSEQUENT EVENT (UNAUDITED)

On March 8, 2016, the Company announced that it initiated global restructuring actions, in order to decrease its cost levels in the comings years. The company plans to terminate the contracts of 33 employees and contractors, with estimated cost saving of $ 2,187.

In addition, the company plans to cut costs by merging geographical regions and decreasing various other expenses. Total saving in 2016 is estimated to $ 4,328. The restructuring cost in 2016 will result in $1,174 that will be incurred in the first quarter of 2016.