Form 20-F/A
period 2015-12-31
TOP IMAGE SYSTEMS LTD
filed 2016-07-11
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A
(Amendment No.1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2015, originally filed with the Securities and Exchange Commission on April 25, 2016 (the “2015 Form 20-F”), is being filed for the purpose of correcting the relevant disclosure in “Item 16G. Corporate Governance” of the 2015 Form 20-F. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Other than as required to reflect the amendment discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2015 Form 20-F, or reflect any events that have occurred after the filing of the 2015 Form 20-F. Our 2015 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2015 Form 20-F.

Item 16G. Additional Information.

As a foreign private issuer, the Company follows the rules of the State of Israel in connection with the nomination of external directors. There are no requirements under Israeli law or regulations for the formation of a nomination committee nor regarding the general procedure for nominating external directors for their initial term in publicly traded companies. The Companies Law, sec. 239 et. al., states that any publicly traded company is required to appoint at least two external directors, which will be appointed by the general meeting of shareholders. While the Companies Law does require a special majority for the appointment of an external director, and places limitations and restrictions on the appointment of persons affiliated or otherwise in conflict of interest with the company, its officers, directors, or its controlling shareholders, it does not direct any method or procedure for nomination of external (or other) directors. The only statutory procedural requirement that must be fulfilled prior to the appointment is the presentation of an affidavit signed by the candidate in which he or she attests to fulfilling the qualifications and possessing the requisite skills to fulfill his or her duties if appointed director (see Section 241 of the Companies Law). Neither the Companies Regulations, nor the Articles of the Company, provide additional requirements regarding the nomination of external directors. The Companies Law does set a procedure for the appointment of an external director for a second (or subsequent) term. Section 245(A1) of the Companies Law provides that the term of an external director of a publicly traded company can only be extended for an additional term if either (i) one or more shareholders holding at least 1% of the company's voting rights nominates the candidate for an additional term, such nomination being approved by a special majority vote in the general meeting of shareholders; or (ii) the board of directors nominates the candidate for an additional term, such nomination being approved by a special majority vote of the general meeting of shareholders, as qualified by subsection 239(b) of the Companies Law; or (iii) the external director tenders his candidacy for reinstatement, and he is reappointed by the shareholders in the manner required under (i) above.

In light of the above, the Company appoints its external directors by a vote of the general meeting of shareholders, in accordance with the provisions of the Companies Law outlined above and others, and without any additional established procedure for nomination of candidates. Such practice is in accordance with Israeli laws, regulations, and practices, and with the Company's Articles of Association.

ITEM 19.              EXHIBITS

Number	Description
12.1	Certification of the principal executive officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TOP IMAGE SYSTEMS LTD.

By:	/s/ Michael Schrader
Michael Schrader
Chief Executive Officer

Date: July 11, 2016