Form 20-F
period 2016-12-31
TOP IMAGE SYSTEMS LTD
filed 2017-04-19
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

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

17,932,230 Ordinary Shares

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

	2012	2013	2014	2015	2016
	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
License Revenues	15,303	11,762	11,211	7,708	5,973
Services Revenues	16,027	17,295	24,644	26,083	25,662
Total Revenues	31,330	29,057	35,855	33,791	31,635
Cost of License Revenues	1,218	2,740	1,442	545	701
Cost of Services Revenues	10,771	9,076	12,880	15,593	16,119
Total Cost of revenues	11,989	11,816	14,322	16,138	16,820
Gross profit	19,341	17,241	21,533	17,653	14,815
Research and development, net	2,609	3,377	4,914	4,797	4,581
Selling and marketing	8,733	9,498	12,967	10,894	7,448
General and administrative	5,087	4,637	6,819	7,492	6,910
Acquisition related costs	-	-	1,170	-	-
Restructuring Charges	-	-	-	-	1,142
Amortization of intangible assets	-	-	239	390	502
Operating income (loss)	2,912	(271)	(4,576)	(5,920)	(5,768)
Financial expense, net	(191)	(286)	(352)	(1,145)	(956)
Other income, net	-	369	7	4	12
Income (loss) from continuing operations before taxes on income	2,721	(188)	(4,921)	(7,061)	(6,712)
Taxes (tax benefit) on income	(1,122)	(1)	552	1,215	(115)
Net income (loss)	3,843	(187)	(5,473)	(8,276)	(6,597)
Net profit attributable to non- controlling interest	-	-	(6)	(19)	(13)
Net income (loss) attributable to parent company	3,843	(187)	(5,479)	(8,295)	(6,610)

Net basic income (loss) per share:	$0.34	$(0.02)	$(0.34)	$(0.46)	$(0.37)
Net diluted income (loss) per share:	$0.31	$(0.02)	$(0.34)	$(0.46)	$(0.37)

Weighted average number of shares outstanding for basic net income (loss) per share	11,403,596	11,718,960	16,071,608	17,870,588	17,925,684
Weighted average number of shares outstanding for diluted net income (loss) per share	12,317,502	11,718,960	16,701,608	17,870,588	17,925,684

As of December 31,

	2012	2013	2014	2015	2016
Summary of Balance Sheet Data:
Cash and cash equivalents	2,223	3,203	4,386	2,404	7,636
Working capital	7,674	8,498	8,974	3,941	4,258
Total assets	21,535	21,647	47,306	40,217	39,639
Long term debt	1,808	1,956	4,355	5,220	8,368
Total liabilities	6,709	5,933	13,469	14,225	19,646
Shareholders’ equity	14,826	15,714	33,837	25,992	19,993

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008, 2011 and 2012, and our losses may recur and continue.  As of December 31, 2016, we had an accumulated deficit of approximately $40.4 million. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will achieve consistent profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects, financial results and results of operations.

If we are unable to achieve and maintain a leading position and to build awareness of our brands, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve and maintain a leading position in data recognition software or to promote and maintain our brands, our business, results of operations and financial condition could suffer.  Development and awareness of our brands will depend largely on our success in increasing our customer base.  In order to attract and retain customers and to promote and maintain our brands in response to competitive pressures, we may be required to increase our marketing budget or increase our sales expenses.   There can be no assurance that our efforts will be sufficient or that we will be successful in attracting and retaining customers or promoting our brands. In 2014 we acquired eGistics, Inc., a provider of cloud-based solutions for the financial sector as part of our efforts to expand our market share and to offer additional products.  We cannot be certain that the acquisition will help us reach that goal. Failure in this regard could harm our business and results of operations. In addition, we are in the process of streamlining our management structure, including the implementation of changes to the supervision and management of our United States operations. We can provide no assurance that our efforts will prove successful.

Our capital requirements have historically been significant and we may not be able in the future to meet our requirements with our working capital.

Historically, our capital requirements have been significant.

In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners, in exchange for convertible promissory notes (as described in more detail below) which bear interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and mature (if not converted prior) in December 2020. The principal amount of the notes is currently convertible into 2,815,315 of our ordinary shares. The transaction contemplates our filing revised Articles of Association once we obtain stockholder approval.  Once we file the articles, we are required to exchange the convertible notes for shares of a newly created class of our Company preferred stock. The preferred stock will also be convertible into our ordinary shares at the same conversion price.

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

Volatility in the European Union and questions about its future may negatively affect our European operations.

The European debt crisis, which has had a negative impact on the European economy, may have adverse impact on our operations.  In, 2014, 2015, and 2016 we generated $19.2 million, $14.1 million, and $10.2 million respectively, of revenues from our operations in Europe, which represented 54%, 42%, and 32% respectively, of our total revenues. We are not certain that we will be able to maintain those levels in light of the ongoing economic difficulties in Europe. The tightening of European credit markets and uncertainty in the Euro Zone, may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.   The economic difficulties in Europe can lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

On June 23, 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit”. As a result of the referendum, it is expected that the British government will begin negotiating the terms of the UK’s future relationship with the E.U.  Although it is unknown what those terms will be, it is possible that there will be greater restrictions on imports and exports between the UK  and EU countries and increased regulatory complexities.

Uncertainties arising from Brexit have resulted in financial volatility in Europe and fluctuations in some of the currencies in which we do business have been attributed to questions about Brexit. In addition, speculation about the future of EU has led to further uncertainty in the markets.

These developments may have an impact on both our European and worldwide operations and could have a material adverse effect on our business, prospects and financial condition.

The market for data capture systems, automatic form processing systems and mobile data captures is highly competitive.

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies, including Lexmark and its software arm Perceptive Software, incorporating the former Kofax and ReadSoft software offerings, Ephesoft, Esker, Itesoft, Nuance, Mitek Systems, Banctec, EMC (Captiva Software), IBM Datacap, Delux (Wassau) as well as with manual data entry solutions.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times. Further, the emerging market for mobile data capture systems in which we are competing, even at this stage of its development, is characterized by intense competition and rapidly changing business conditions, customer requirements, and technology.   The emerging nature of the market may impose financial risks that competitors with greater financial resources are more equipped to bear.

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

Since 2014 no single customer accounted for more than 10% of our revenues. We are actively recruiting additional large customers and partners for our products.   If we become dependent on large customers our, business, prospects, financial conditions and results of operations could be adversely affected by the loss of such customers.

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

In 2014, 2015, and 2016 approximately 54%, 42%, and 32%, respectively, of our revenues were generated from sales made in the European Union. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “Volatility in the European Union and questions about its future may negatively affect our European operations.”.

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

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received and from which our revenues and expenses are reported.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar, Japanese Yen and Brazilian Real. In periods when the U.S. dollar strengthens against these currencies our revenue may be adversely impacted. In periods when the U.S. dollar weakens against these currencies, our expenses may be adversely affected. Brexit-related has led to currency volatility, particularly with respect to the British Pound and the Euro and could have a negative impact on our results.  Although from time to time we may purchase forward exchange contracts to reduce currency transaction risk, these purchases, if made, will not eliminate translation risk or all currency risk.

 Political, economic and military conditions in Israel may adversely affect our ability to develop, manufacture and market our products.

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill. Since 2011 there has been increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and Syria culminating in the replacement of certain leaders in some of those countries and the control of territories by extremist Islamic groups.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Civil war in Syria has intensified and has become increasingly complex over recent months. Stray rounds from the conflict have landed in Israel from time to time and there have been cross-border skirmishes which increase the risk of escalation.  Religious fundamentalist organizations such as ISIS and Al Qaeda have played an increasingly prominent role in regional unrest generally and in the Syrian conflict in particular. ISIS recently launched several attacks on Israeli targets from the Egyptian-controlled Sinai peninsula and has expressed its intent to increase such attacks.  In addition, in July 2014, local hostilities intensified as Hamas launched over 3,000 rockets and launched attacks on Israelis from the Gaza Strip into Israel, reaching cities throughout the country, including the greater Tel Aviv area in which our corporate headquarters are located.  The Israel Defense Forces responded with attacks at Hamas targets in the Gaza strip and a military effort which included an invasion of parts of the Gaza Strip.  While hostilities have diminished in intensity, as of the date hereof, no permanent ceasefire agreement has been reached and it is unclear whether hostilities will continue and, if so, for how long.

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

We have received grants on a number of occasions from the National Technological Innovation Authority (the "NTIA") of the government of Israel NTIA under the Law for the Encouragement of Research, Development and Technological Development in Industry, 1984. (Until the NTIA was created in an amendment to that law in 2015, such grants were made and administered by the Office of the Chief Scientist of the Ministry of the Economy.  We will refer use "NTIA" with regard to all such grants, even if they pre-date the amendment.)  Such grants were given to finance a portion of our research and development expenditures in Israel.  Such grants generally bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of the grant, linked to the dollar, plus interest at the LIBOR rate. The grants received during 2012, 2013, 2014, 2015 and 2016 totaled $0.7 million.  During 2016 we received grants from the NTIA totaling $0.2 million. The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether or the NTIA may not accede to future grant requests from us.  In addition, if we fail to comply with any of the conditions imposed by the NTIA, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the NTIA, together with interest and penalties.  The terms of the NTIA grants limit our ability to transfer technologies outside of Israel without the prior approval of the NTIA, if such technologies were developed using NTIA grants or arose out of such technologies.  The NTIA has the right, but not the obligation, to allow transfer of technology outside of Israel. Even if we receive approval for the transfer of technology outside of Israel, such approval of the NTIA may not be obtained on terms that are acceptable to us, or at all.

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

In general, we have entered into non-competition agreements with our employees in Israel. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current law, it is unlikely that we will be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

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

As of March 31, 2017, we had approximately 17,932,230 ordinary shares outstanding, of which 13,758,539 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  A substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of March 31, 2017, there were outstanding options to purchase an aggregate of approximately 2,278,860 ordinary shares. In addition, there were 607,702 outstanding RSUs.

In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners, in exchange for convertible promissory notes (as described in more detail below) which bear interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and mature (if not converted prior) in December 2020. The principal amount of the notes is currently convertible into 2,815,315 of our ordinary shares. The transaction contemplates our filing revised Articles of Association once we obtain stockholder approval.  Once we file the articles, we are required to exchange the convertible notes for shares of a newly created class of our Company preferred stock. The preferred stock will also be convertible into our ordinary shares at the same conversion price.

Pursuant to the purchase documents, we were required to file such registration statement no later than March 5, 2017 and to obtain its effectiveness no later than June 3, 2017. Our failure to timely file the registration statement will delay our ability to require Hale to convert the preferred shares (for which the convertible notes will be exchanged) into our ordinary shares.

Top Image Systems will be entitled to force the conversion of the notes or preferred stock if the ordinary shares trade at 250% of the conversion price for at least 45 consecutive trading days. Hale will have the right to demand that the preferred stock be redeemed after December 5, 2020. The proceeds from the sale will be used by the Company for general working capital purposes, including accelerating the company’s ongoing migration of its innovative financial process automation solutions to a cloud-based platform.

The issuance of and resale of our ordinary shares issued to Hale could have a negative impact on the price of our ordinary shares.

Future issuances of our ordinary shares could adversely affect the trading price of our ordinary shares and could result in substantial dilution to shareholders.

In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners, in exchange for convertible promissory notes (as described in more detail below). The principal amount of the notes is currently convertible into 2,815,315 of our ordinary shares. Conversion would result in dilution to our shareholders and could cause our share price to decline.

In addition, we may need to issue substantial amounts of our ordinary shares in financings or acquisitions in the future.  To the extent that the market price of our ordinary shares declines, we will need to issue an increasing number of ordinary shares per dollar of equity investment.  In order to obtain future financing if required, it is likely that we will issue additional ordinary shares or financial instruments that are exchangeable for or convertible into ordinary shares.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.

           Also, in order to compensate our directors, provide incentives to our employees and induce prospective employees and consultants to work for us, from time to time we offer and issue options to purchase ordinary shares and/or rights exchangeable for or convertible into ordinary shares.  The company has also recently adopted an incentive plan by which certain members of management may elect to receive all or part of their annual bonuses earned upon meeting preset professional targets in the form of restricted stock units ("RSUs") rather than cash. Future issuances of shares or RSUs could result in substantial dilution to shareholders.

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

We have not paid dividends in the past.

We have never declared or paid any cash dividends on our ordinary shares.  We have retained any future earnings to finance operations and to expand our business and, therefore, may not pay any cash dividends on ordinary shares in the future.

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

The Companies Law generally provides that a merger be approved by the Board of Directors and by the shareholders of a participating company by the vote of a majority of the shares of each class present and voting on the proposed merger. The Companies Law has specific provisions for determining the majority of the shareholder vote. Upon the request of any creditor of a constituent in the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations to creditors. In general, a merger may not be completed until the passage of certain statutory time periods. In addition, another procedure for completing an acquisition or merger requires court approval of the terms of the transaction.  In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer that complies with certain requirements of the Companies Law that differ from those that apply to U.S. corporations. Furthermore, Israeli tax considerations may make potential acquisitions unappealing to us or to some of our shareholders.  Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult an acquisition of or merger with us, which, if public trading in our ordinary shares resumes, could depress our share price.

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

Although our internal control over financial reporting was considered effective as of December 31, 2016, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Recent Developments

Consolidation of Americas Operations

Effective February 7, 2017, the company announced the consolidation of its US operations in a single location in order to better leverage its North American resources.  Accordingly, our sales and marketing operations formerly based in New Orleans have been moved to our Plano, Texas headquarters, which is already home to our private cloud infrastructure technical and support resources.  As part of this consolidation effort, Mr. Brendan Reidy, our Chief Executive Officer, has assumed direct responsibility for the management of the company’s Americas operations. In connection with the consolidation, Mr. Bob Fresneda has resigned from his position as President of TIS Americas.

Appointment of Don Dixon as Chairman of the Board

Effective January 1, 2017 Mr. Don Dixon has assumed the position of Chairman of the Company’s Board of Directors; Mr. Izhak Nakar, Company Founder, stepped down from his position as Active Chairman as of the same day. Mr. Nakar will remain as a member of the Company’s Board of Directors and is still a significant shareholder of the Company. Until June 30, 2017 Mr. Nakar will continue to supply some of the services to the Company that he supplied as Active Chairman.

Mr. Dixon is a Managing Director of Trident Capital, a major shareholder in Top Image Systems, and has extensive experience in transforming and growing shareholder value for the companies under his management. He brings his expertise, experience and global network of business contacts to the Company. In the past, Mr. Dixon has led companies which have become industry leaders, including Qualys, Merchant e-Solutions, Bytemobile, CSG Systems, and eGistics, Inc. this last which was acquired by TISA in 2014. Over the course of his career, Mr. Dixon has been involved in successful exits from 36 companies. He has been a member of various boards of directors, including Affiliated Computer Systems which was later sold to Xerox.   Mr. Dixon is also member of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences and serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership.

Appointment of Brendan Reidy to Chief Executive Officer

Effective, August 31, 2016 Brendan Reidy assumed the position of Chief Executive Officer of the Company. Mr. Reidy is a seasoned executive with a proven track record of driving rapid growth and increased shareholders’ value within the software as a service (“SaaS”) industry. Mr. Reidy most recently served as President, Chief Operating Officer and Chief Technology Officer of XRS Corporation.  Under Mr. Reidy’s leadership, XRS achieved a nearly twelvefold increase in valuation leading to the sale of XRS at a premium. In parallel, Mr. Reidy served as a member of the board of directors of eGistics for ten years prior to our acquisition of the company. Previously Mr. Reidy was Chairman, President and CEO of Clarus Systems, Inc. In addition, Mr. Reidy also served  as a Venture Partner at Trident Capital, and at various times served on the boards of four Trident portfolio companies and held two full-time positions with portfolio companies. He earned an M.B.A. from The Wharton School, University of Pennsylvania, and a B.A. from Stanford University.

New Management Appointments

Effective April 12, 2016 the company appointed Kristian Niklasson as Chief Services Officer and he serves as a member of the Executive Management Team.  A results-driven manager with extensive experience, Mr. Niklasson is responsible for TIS’ worldwide professional services, customer support and IT and cloud operations. Mr. Niklasson is dedicating his efforts toward facilitating growth and profitability of our services offering as well toward maximizing quality of service and customer satisfaction.

Mr. Niklasson brings to this position significant experience managing multinational services businesses, both within the document automation software industry as well as in other industries.  Mr. Niklasson spent many years managing services organizations, both in the engineering consulting industry as well as for global players in the document automation industry.  He previously served as Program Manager for Xerox Professional Services and as VP Global Services for ReadSoft.  Mr. Niklasson was subsequently appointed Managing Director for Etteplan Stockholm; upon that company becoming a part of Etteplan Industry, Mr. Niklasson was later appointed Director of Technical Information.  Mr. Niklasson earned an MSC in Engineering and Mathematics from the Swedish KTH Royal Institute of Technology.

Sale of Convertible Notes to HPE-FVE, LLC

Effective December 6, 2016, the company announced the closing on the sale of $5 million in aggregate principal amount of convertible notes to HPE-FVE, LLC ("Hale"). The notes are convertible into our ordinary shares at a price of $1.776 per share, which was 120% of the closing price of our ordinary shares on Nasdaq on the day prior to closing.  Accordingly, conversion of the entire principal amount of notes would result in our issuance of 2,815,315 of our ordinary shares, plus any additional shares to be issued in respect of accrued interest.

The transaction contemplates our filing revised Articles of Association once we obtain stockholder approval.  Once we file the articles, we are required to exchange the convertible notes for shares of a newly created class of our Company preferred stock. The preferred stock will also be convertible into our ordinary shares at the same conversion price.

The notes bear interest at the prime rate plus 2.5% (if paid in cash), or 3% (if capitalized) per annum and the preferred stock, if issued, will be entitled to dividends at the same rate in cash or as elected bonus shares if certain conditions are met.  If not converted, the notes will mature in December 2020.

The notes and preferred stock have certain approval rights and provide Hale with the right to appoint a member to our Board of Directors. The approval rights remain in effect for as long as Hale holds at least 35% of the original aggregate principle amount of convertible notes or their preferred stock equivalent, as the case may be.  Such rights restrict the Company’s ability to take certain actions, including, but not limited to: (i) liquidating or dissolving the Company or any subsidiary; (ii) issuing certain securities of the Company senior to those issued to Hale or at a lower price than paid by Hale; (iii) incurring certain indebtedness (including any that is convertible into capital stock of the Company); (iv) paying dividends or other distributions or redeeming any ordinary shares or other equity interests or any securities convertible into our ordinary shares; (v) increasing the number of shares available under our stock option plan, amending such plan, or adopting a new equity incentive plan; (vi) approving any cash incentive or retention plan for its officers and/or directors (unless required to be approved, and actually approved, by the Company’s shareholders); (vii) incurring any lien on any of the Company’s or any of its subsidiaries’ respective properties or assets; or (viii) making any significant change in the nature of the Company’s business.

We are required to register with the SEC the resale of the ordinary shares underlying the convertible notes or preferred stock, as the case may be. Pursuant to the purchase documents, we were required to file such registration statement no later than (March 5, 2017) and to obtain its effectiveness no later than June 3, 2017. Our failure to timely file the registration statement will delay our ability to require Hale to convert the preferred shares (for which the convertible notes will be exchanged) into our ordinary shares.

We are entitled to force the conversion of the notes or preferred stock, as the case may be, if the ordinary shares trade at 250% of the conversion price for at least 45 consecutive trading days. Hale will have the right to demand that the notes or the preferred stock, as the case may be, be redeemed after December 5, 2020. The proceeds from the sale will be used by the Company for general working capital purposes, including accelerating the company’s ongoing migration of its innovative financial process automation solutions to a cloud-based platform.

Hale is a private growth equity fund focused on partnering with talented management teams to achieve remarkable corporate transformations that benefit all stakeholders including employees, customers, and our investors. Hale is represented on the Top Image Systems Board.

 Acquisition of eGistics, Inc.

On July 16, 2014, we closed our acquisition of eGistics, Inc., a Delaware corporation (the “Acquisition”). eGistics was a leading provider of private cloud-based document management solutions that enable organizations in the financial industry to optimize the way they store, manage and distribute content, documents and business information.

We paid a total of $18 million in consideration of eGistics, which was comprised of $9 million ($8.3 million after a working capital adjustment) in cash and 2,353,310 of our ordinary shares.

Subsequent to the Acquisition, we appointed Mr. Donald Dixon to our Board of Directors for a two-year term.  As disclosed above, Mr. Dixon remains on our Board and will now also serve as its Chairman.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.2% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

We filed a registration statement on Form F-3 registering the 2,353,310 of our ordinary shares for resale by parties which received ordinary shares in connection with the Acquisition.  The resale of one-half of those shares was contractually restricted until July 15, 2016.

On October 21, 2014, we amended eGistics’ certificate of incorporation to rename the entity TIS Americas, Inc.

Underwritten Offering

In February 2014, we closed on an underwritten public offering of 3,162,500 of our ordinary shares at a sale price of $4.75 per share for gross proceeds of $15.0 million. The aggregate amount of ordinary shares sold reflects the exercise in full by the underwriters of their option to purchase up to 412,500 additional ordinary shares to cover over-allotments.  We received net proceeds of approximately $13.7 million from the sale of ordinary shares, after deducting the underwriters’ discounts and other estimated offering expenses.

The Business Environment

Today’s companies operate in an intensely competitive climate. Customer retention and customer loyalty are the primary drivers for accelerated investments in process management. Businesses seek solutions that help them flourish in the digital economy by accelerating customer onboarding, reducing customers’ transaction costs, ensuring customer satisfaction and gaining better insight into customer behavior and sentiments to anticipate their future needs.

The introduction of advanced robotics automation technologies, big data analytics, and cloud deployment options are ushering in a new era of enterprise transformation. These technologies empower midsize companies to automate labor intensive and error prone business processes to mitigate risk, reduce transaction costs, and improve customer engagement and service levels.

“Technology is increasingly a story about enterprise transformation.   We are also still in the early innings of cloud adoption.….  This development will give small-to-medium sized enterprises access to sophisticated capabilities once only available to huge multi-nationals,” (Source: 2017 Technology Industry Outlook, Deloitte, 2017.)

Risk Mitigation

With the proliferation of incoming information from multiple channels, it is imperative for organizations to invest in capabilities to capture and digitize information it as soon as it enters the organization and transform it into actionable business processes. There is continuous demand  for  solutions that  reduce error-prone and labor-intensive tasks associated with the capture, extraction and classification of large volumes of  business critical information.

Reduced Transaction Costs

Organizations continue to face significant headwinds caused by sluggish global GDP growth and rising geo-political risks.  Given such a climate of uncertainty, finding the right balance between growth and profitability is a daunting task. The Hackett Group Report found that, “due to the continuing economic uncertainty, budgets in the coming year will be strained, making it imperative to fund innovation and transformation through cost reductions made elsewhere.” (Source:“Key Issues 2016: Business Services Must Improve Agility to Balance Cost, Innovation, and Transformation”, The Hackett Group, 2016 by Erik Dorr and Sean Kracklauer)

In particular, corporate finance processes tend to be inefficient and remain, to a large extent, paper- intensive.  For example, research shows that the accounts payable function remains a predominantly paper-intensive function. According to Ardent Partners, the average cost per invoice is $15.96, while straight-through processing can reduce the average cost per invoice to $2.94. .” (Source: “ePayables 2015: Higher Ground”, Ardent Partners, 2015, Andrew Bartolini and Christopher Dwyer)  A recent PWC report found that, “although finance will always require significant investment, the fact that top quartile costs are 40% lower than average performers indicates that some organizations have been able to better manage finance costs through a variety of methods, including automation, shared services and more efficient use of capacity.” (Source: “Breaking Away: How leading finance functions are redefining excellence”, PWC, 2016)

In today’s economic climate, senior corporate executives increasingly stress the need for efficient and timely allocation of capital. In fact, this has become a front-running strategy for achieving competitive advantages and maximizing shareholder value.   In particular, automation of financial processes empowers organizations to have:

•	Better cash flow visibility;

•	Improved spend management;

•	Fewer exceptions;

•	Greater accuracy; and

•	Faster reconciliation.

Automating invoice processing empowers AP staff to provide real-time insight into key payment metrics such as Days Payables Outstanding, as well as useful analysis of supplier performance, including supplier discounts that can result in higher return on invested capital.

Improved customer engagement and service levels.

Whatever the nature of a business’s customers– whether consumers, businesses, citizens, clients or service partners – and no matter how they choose to communicate and interact – whether via paper, email, web, social, mobile - organizations have to make a choice. Specifically, they need to determine whether they run their business at the speed of paper, or at the speed of digital.

If the answer is digital – as it should be - then two things are required. First, the organization must eliminate paper from its processes and convert information into a digital format as soon as it comes within reach.  Second, no matter via which channel or medium they are transmitted, an organization’s processes, responses and the resulting customer engagement must be fast, transparent and channel agnostic.

Thus, we see the increasing importance of transforming all inbound content, documentation and forms data to a unified digital format as early as possible in any process, including via mobile capture, customer response management and digital mailroom solutions. All downstream processes can then be managed in an agile, responsive and compliant way, at maximum productivity.

Once our world is truly digital, we will have a much greater ability to react and respond to market discontinuities, new customer expectations, disruptive events, legislative changes and new innovations. Content analytics, trend projections, automated compliance and intelligent workflows simply cannot be implemented around paper. Digital on-boarding speeds up and strengthens relationships with new customers. Automatic processing of onboarded data accelerates engagement and increases customer retention. Prompt and personalized responses delight customers. And open access to digital customer data fuels the insights that fully digital businesses will use to anticipate customer needs and grow top-line revenues. Such businesses will thrive in the digital economy.

Our Mission

We aim to drive digital business transformation and improve customer experiences.  Our business is to empower our customers to thrive and compete in the digital economy by digitizing and automating error-prone and labor-intensive document-centric business processes.

We empower our customers and partners to build their digital business through four principles:

•	Onboard inbound information. As business content enters the organization from various channels, we automatically capture and organize all data, making it understandable and digitally actionable.

•	Accelerate customer engagement. By automating labor-intensive, error-prone business processes, we reduce transaction costs and free customer-facing staff to focus on higher value exceptions.

•
Improve service levels and delight customers. We enable proactive customer response management processes based on classifying and routing inbound information to the right department for resolution, ensuring accurate personalized responses that improve service quality and build customer satisfaction.

•
Increase business agility. With better insight into customer sentiments and buying trends, we enable businesses to generate repeat business, foster customer loyalty, and create higher customer lifetime value.

Our Go-To-Market Strategy

Our strategy is to build on and extend our core document capture and process automation platform by delivering repeatable end-to-end business process automation solutions offering flexible deployment options on premise, cloud and mobile.

This strategy is designed to maximize profitability from our installed base of core document capture implementations, while transforming our business to focus on higher velocity process automation solutions, with particular initial emphasis on the accounts payable automation market segment.

Specifically, our investments focus on creating sustainable customer and shareholder value by:

1.	Making our core eFLOW capture and process automation platform easier to adapt, implement and support;

2.	Accelerating revenue growth from higher value process automation applications, with initial focus on accounts payable automation; and

3.	Better enable our partners to implement solutions based on our product portfolio.

We have established a strong footprint within three market segments, as follows:

•	The Banking Sector represents 39 % of our total revenue globally. Our banking focus spans across the following functionalities:

o
Receivables Automation: Featuring state-of-the-art cybersecurity, via our cloud-based remittance portals and document repository we provide secure distributed access to remittance data and related documents.   For over 18 years we have worked with the largest financial service providers such as First Data delivering to them and to the leading financial institutions who are their customers secure cloud-based data and document management. As of the end of 2016 our remittance solution has processed over $360 billion in remittance transactions.

o
Digital Mailroom for Banking: Our customers rely on eFLOW to automate their document-centric processes, including account opening, lockbox, loan origination and many more.  The solution enables banks to accelerate various procedures and workflows, from change of address to account initiation, while ensuring administration of regulatory rules such as KYC (Know Your Customer) and Four-Eyes.  Check verification and clearing, lockbox management, fraud detection and signature verification, credit card verification and many other document- based processes are digitized and automated to significantly improve accuracy, efficiency and customer satisfaction.

o
Signature Verification: Our solutions provide automated verification for signatures on any type of document, including checks, with a high degree of accuracy. Our specialized tool verifies signatures by comparing them to existing samples and identifies anomalies that may suggest forgery. Human operators are alerted when the software flags signatures as potentially fraudulent. Verification results are provided through a graphical user interface, enabling the operator to see problem areas clearly and quickly.

•	Content Process Automation represents 44% of our total revenue. Through a global network of channel partners, solution providers and system integrators our solutions focus on:

o
Forms Processing: We have implemented multiple high-volume, large scale forms processing deployments over the years, including over 30 population census processing projects for Germany, India, Brazil, Italy, Kenya, Spain, South Africa, Ireland and many other countries around the world.   Recently we were selected together with a strategic partner to carry out large-scale census projects for two additional national census projects.  Top Image Systems has been recognized as an approved vendor for the UNPFA (United Nations Population Fund Agency), the organization responsible for the execution of censuses worldwide.

o
Digital Mailroom: These solutions manage all content from multiple channels entering an organization, whether handwritten or printed, regardless of its form or origin. The data is captured, classified and delivered to persons and systems across the organization, offering powerful sorting, routing, prioritization and automatic response capabilities to ensure that all mission-critical input immediately reaches the right destination, while in parallel all routine data is handled efficiently with minimal human intervention.   We have provided digital mailroom solutions to global insurance providers such as the Generali Group, Allianz, Aegon and Barmer GEK, to leading financial institutions such as Standard Chartered and Citibank, as well as to commercial enterprises across a variety of industry sectors.

o
Customer Response Management: These solutions provide automated responses to inquiries generated from all inbound customer communications which are digitized classified and prioritized generating actionable data that triggers a variety of workflow tasks including automated response to inquiries.

(Source: Harvey Spencer Associates, c. 2016)

o
Financial Process Automation Solutions represents 17% of our total revenue.  Our accounts payable automation solution employs invoice capture and workflow automation to streamline and improve invoice management from the moment invoices enter the organization.  Based on two decades of company experience deploying successful invoicing projects globally, our solutions reliably and efficiently integrate with businesses’ core financial systems and can flexibly adapt to their IT environments.  Building on our experience digitizing over 280 million invoices annually for our customers around the world; our go-to-market strategy seeks to extend our market reach by building on our invoice capture installed base of customers and extending it with an end to end solution focusing on the SAP on premise mid-market and cloud ERP market segments for the following reasons: The Procure to Pay Market is growing in double digits from $ 4.4 billion in 2013 to 6.8 billion in 2016.   (Source: Forrester, 2016)

o	The cloud mid-market is underserved and represents sustainable growth opportunities (30% 5 Year CAGR, 2013-18: Goldman Sachs).

o
Only 40% of mid-market companies with annual revenues in the $20 million to $1 billion range have implemented fully automated accounts payable solutions. (Source: Institute of Finance and Management, 2015)

1.	Making our core eFLOW capture and process automation platform easier to adapt, implement and support:

Our eFLOW technology comprises mechanisms and engines that leverage the latest advancements in machine learning capabilities to improve automation and continuously achieve very high recognition rates for even very complex documents, and supports all major European languages, as well as Chinese and Japanese.We aim to constantly improve the technology, its algorithms, and its architecture, in order to maintain eFLOW’s industry-leading capabilities for superior intelligent capture and recognition of complex documents.

In parallel, we see growing demand for end-to-end capture and process automation solutions; to meet this demand going forward, we are also leveraging our eFLOW platform within prepackaged solutions and service applications.  Initially we are focusing on developing and bringing to market an end-to-end cloud-based financial process automation solution that combines our capture capabilities with specific process functionalities to optimize accounts payable automation. Going forward, we foresee expanding this solution suite to offer additional prepackaged solutions for other specific market segments. These solutions will augment and strengthen the market presence and viability of the eFLOW platform.

2.	Accelerating revenue growth from higher value process automation applications, with initial focus on delivering an end-to-end accounts payable application:

Launched in Q2 2016, our next-generation solution for AP automation inside of SAP combines the best of traditional automation solutions together with the flexibility and ease-of-use that agile companies want and need. Now, SAP organizations of any size can have it all when it comes to AP automation.  Offering seamless integration with SAP, SAP HANA-certification and an integrated user experience for Accounts Payable Professionals working within their familiar SAP application environment, the new solution delivers:

•	Powerful data extraction and validation

•	Workflow

•	Mobile capabilities

•	Flexible deployment options

•	SAP integration

With seamless SAP integration, our AP automation solution provides users with 360-degree visibility into invoices and related data, arming organizations with the real-time reporting and analytics required to improve operational performance, optimize cash flow, and ensure compliance, control, and security.   Our best-in-class data extraction technology makes it easier and faster to get invoice information into SAP, reducing manual data entry and associated errors. The technology is self-learning, continually improving recognition rates and accuracy over time for invoices received via any delivery channel: paper, fax, email, web, mobile, EDI, or XML.

When discrepancies arise in captured data, users can quickly complete missing or incorrect fields by pointing and clicking on the required data fields appearing on the invoice images displayed within SAP. The marked values are automatically transferred into corresponding fields on the data entry screen inside SAP. The end-to-end SAP Accounts Payable solution process flow is illustrated below:

Throughout 2016 several early adopters deployed our new AP Automation solution validating customer acceptance of the new solution. Examples of successful implementations, include:
•	An engineering and construction company operating 9 sites across Switzerland;
•	A win with an European aerospace component manufacturing company;
•	A win at a mid-sized European medical device manufacturer operating 10 subsidiaries;
•	A win at a U.S.-based technology supplier processing invoices across global shared service centers;
•	An upsell to an existing customer in the European power generation sector
•
A substantial contract with an existing customer in the energy sector to deploy eFLOW AP for SAP in North, Central and South America to provide visibility into and analysis of AP processes inside their familiar SAP

Our AP automation solution incorporates user-configurable business rules to automatically match the header and line-item data captured from invoices with critical information stored in SAP, such as the invoice date, vendor, quantity, and amount. Automatically validating this information increases the rate of invoices posted straight-through, without human operator intervention, and dramatically accelerates invoice approval cycles providing superior straight through processing of vendor invoices.

Going forward, we plan to launch in the second half of fiscal 2017 the beta version of our cloud AP solution designed for the mid-market segment.  As part of this initiative, we are planning to cloud-enable our on-premise AP solution delivering:

•	Cloud vendor invoice capture leveraging the power, scalability and throughput of our eFLOW Extract component;

•	Straight-through processing of vendor invoices in the cloud; and

•
Cloud-based invoice archival of vendor invoices and related documentation such as Purchase Orders and contracts, which leverages our expertise and capabilities developed within our private cloud-based remittance processing solution for the banking sector.

Since the launch of our end-to-end Accounts Payable application for SAP we have developed a robust opportunity pipeline and secured a number of initial deployments with successful rollouts.

3.	Better enable our partners to implement solutions based on our product portfolio

A key dimension of our strategy is to forge and nurture partnerships with leading technology providers, as well as with providers of document process automation solutions with global reach and focus on vertical industry solutions delivery expertise.

Our channel strategy encompasses:

•	Technology partnerships such as SAP and Microsoft,

•	Strategic Partners that embed our core eFLOW platform such as Xerox and FiServ; and

•	Value added solution providers that deliver line of business solutions based on our core eFLOW platform.

Our network of channel partners is illustrated below:

We actively pursue new partnerships to expand our reach while nurturing our existing partnerships around the world, involving cooperation with business process outsourcing providers as well as with a variety of document services providers.  Within this framework, we partner with numerous financial services providers, some of whom resell our remittance processing services and others who develop and market mobile imaging applications using our mobiFLOW SDK. During 2016 we worked closely with partners such as Fiserv as well as with TCS (Tata Consultancy Services) to support joint customers and expand joint business.

During fiscal 2016, we entered into a strategic partnership with Xerox. The partnership is built upon the two companies’ track records of success over the years through a number of successful joint implementations.

Over the years, TIS and Xerox have collaborated on many large-scale document processing projects for customers around the world. Some examples include several projects in France, from contract processing for a leading telecom provider to customer communications / mailroom processing for a publishing company and for a large bank, along with invoice automation and document processing projects in the retail and energy sectors. Some other notable joint projects include mailroom automation for UWV Netherlands, the Dutch social security agency, the Argentinian Census which processed 185,000,000 forms in 6 months, invoice processing for a major Czech bank and a recent project for a telecom provider in Brazil enabling mobile customer enrollment at 3,000 retail sites.

The partnership was agreed upon and became formalized global strategy as independently validated by IDC: “On February 26, 2016, Xerox announced a global reseller agreement with Top Image Systems that provides its customers with end-to-end automation solutions for industry-specific, content-driven processes. As part of the agreement, Xerox solidified its relationship with TIS, providing Xerox with full access to TIS Enterprise Capture technologies eFLOW and mobiFLOW, which Xerox will be using as a core platform within its workflow automation solutions. These solutions will support Xerox's large enterprise customers in improving their day-to-day effectiveness and streamlining content-driven tasks, such as onboarding, claims administration, and invoice processing.” (Source: “IDC Flash, Xerox Further Expands Workflow Automation Suite with the Support of Top Image Systems”, Ron Glaz, 2016)

In 2016, following the signature on the global contract, we have worked together with Xerox to identify and pursue joint opportunities globally. TIS participated as a Platinum Partner at the Xerox Sales Kickoff in Canada, at the European-wide LEO Kickoff as well as at sales kickoffs in Belgium and the U.S. Both companies are investing in programmatic initiatives including marketing and sales campaigns, ramp up of sales and pre-sales training and training of Xerox and Fuji-Xerox technical teams. TIS training programs have been executed at Xerox sites around the globe, including in North, Central and South America.  In the IDC Worldwide Document Workflow Services Marketscape published in September 2016, which named Xerox as one of the leading vendors, the report cites Top Image Systems as Xerox’s key partner for enterprise capture, one of only three partners mentioned in the report. While the sales cycle remains long, the pipeline arising from our joint activities has increased during the year.  The companies have won two large-scale government projects in the Americas and in Asia Pacific as well as a first joint win for a large retail company in North America.

Principal Markets

As of December 31, 2016, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore, Australia and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and Eastern Europe, Asia and Africa.  We have several local sales and technical representatives in multiple countries, these representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

License Revenues by Region (U.S. dollars in thousands)
	2014		2015		2016
	$	%	$	%	$	%
Germany	2,893	26%	2,421	31%	1,099	18%
Rest of Europe	3,035	27%	2,127	28%	922	16%
Asia Pacific	2,745	24%	1,433	19%	1,736	29%
North and South America	2,091	19%	1,343	17%	1,961	33%
Africa & Middle East	447	4%	384	5%	255	4%

Total	11,211	100%	7,708	100%	5,973	100%

Service Revenues by Region
(U.S. dollars in thousands)

	2014		2015		2016
	$	%	$	%	$	%
Germany	6,186	25%	4,881	19%	4,164	16%
Rest of Europe	7,121	29%	4,658	18%	4,016	16%
Asia Pacific	3,536	14%	3,837	14%	4,191	16%
North and South America	7,435	30%	12,270	47%	12,847	50%
Africa & Middle East	366	2%	437	2%	444	2%

Total	24,644	100%	26,083	100%	25,662	100%

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

Marketing Channels

TIS continues to expand its credibility, brand recognition and presence worldwide through its channel sales program and investment in technology partnerships.  TIS cooperates with over 70 partners worldwide, including Xerox, PFU (Fujitsu) Imaging Solutions, Tata Consulting Services, Cognizant, Amdocs, Hanse Orga, and Kodak. We work with numerous eFLOW® resellers worldwide as well as with leading BPOs in North America and Europe.   We maintain technology partnerships with the world’s leading software vendors and with a broad set of recognition engine providers as well as with BPM and specialty workflow providers.

The data capture market has recently experienced consolidation activity. Lexmark acquired Brainware and included it in Lexmark’s Perceptive Software and then also acquired ReadSoft and Kofax. Then in April of 2016 Lexmark was acquired by a Chinese consortium. These events have created some new opportunities for Top Image. As one of the few independent global software companies in the document automation space, a company offering a rich portfolio of advanced mobile and cloud-based intelligent processing solutions, TIS is positioned to benefit from present market dynamics by establishing partnerships with companies seeking to replace their capture and workflow vendor.  For example, we now have an enhanced opportunity to pursue business relationships with companies in competition with Lexmark.

We are constantly monitoring the effect of consolidation and other changes in the marketplace and their impact on our business. On one hand, customer deals via partners tend to take more time to finalize and to be more complex. On the other, partnerships are the entry point to a greater pool of larger deals.  Approaching deals in cooperation with partners offering skills and functionalities complementary to ours often improves our chances of winning contracts.

In parallel, TIS is actively strengthening its joint go-to-market strategy with Xerox Workflow Automation and other strategic partners in order to sell comprehensive end-to-end solutions leveraging the eFLOW platform – together with partner software and services – to better meet customer demand and to expand our sales capacity.

Partnerships are also key in the area of mobile imaging, a line of business where our strategy is to accelerate our presence primarily through developing partnerships for sales.  TIS has signed agreements with well-known suppliers to the US financial industry such as with a division of Jack Henry & Associates that is now Alogent, and Fiserv, one of the leading global solution providers to banks and other financial institutions.  TIS is developing a broad network of mobile imaging partners to maximize its market access to this large, dynamic and fast growing sector.
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

In contrast to solutions offered by smaller market players, the eFLOW® platform was built from ground up and covers the entire spectrum of capture and imaging solutions. This stands in contrast with applications which focus only on specific areas such as Accounts Payable. The data capture/imaging market is highly fragmented with more than 50 players and, as described above, is trending toward consolidation. We compete with Lexmark and its subsidiary Perceptive Software, IBM (which acquired Datacap), EMC Captiva (acquired by Dell), Open Text, Oracle, Banctec, Basware, Hyland (who acquired AnyDoc), eCopy, Global360 (acquired by OpenText), Ikon, Itesoft, Nuance, Parascript, Scansoft, Scan Optics, as well as a variety of manual data entry systems.  Newer participants capturing interest and market share include Esker, Ephesoft, Coupa and Concur in the AP space.

 In the United States and Europe, we often compete with multiple competitors supplying similar solutions. In the Asia Pacific region we compete mainly against local technology providers and the large global competitors. TIS competes in global and regional tenders as well as in the open market.

In the area of mobile capture and payments, we compete primarily with Mitek Systems, Inc., the  first company to market in the mobile capture space, and which is currently mostly active in the US. Lexmark, which recently acquired Kofax, also has brought a mobile capture solution to market. While the market for mobile capture solutions is still relatively young, we believe it is very large, growing larger, and rapidly changing. We welcome competitive activity which we believe serves primarily to educate the market and increase prospects’ confidence.

In the remittance processing arena, our solutions compete mostly with the solutions of Wausau (recently acquired by Deluxe) as well as with in-house solutions.

Third Party Technology

We license various recognition software technologies from third parties in order to incorporate them in our products. We currently use technologies developed by several different companies. Depending upon the requirements of each customer, we incorporate one or several of such technologies into a specific product. We are not dependent upon any single source of recognition software technology and the various technologies that we use are, in large part, interchangeable.

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

In addition, we license components of our software systems and technology from third parties in reliance on such parties’ representations as to ownership of the licensed intellectual property. If our licensors are found not to own or have rights to sublicense such rights to us and we are unable to replace the licensed technology with a comparable substitute, there could be a material adverse effect on our business prospects and financial results. Even if we were to replace licensed technology with available alternatives, it could take time to identify the best replacement and to fully integrate it into our software. The delay and uncertainty could negatively impact our financial results.

We believe that product recognition is an important competitive factor in the form processing industry. Accordingly, we promote the eFLOW® name in connection with our marketing activities. On March 10, 2009, the United States Patent and Trade Office (the "USPTO") registered a trademark for one of our significant solution and module names, namely eFLOW®, for computer software applications; namely, software applications that process and integrate data provided from various sources across a single platform, in Class 9 (U.S. CLS. 21, 23, 26, 36 and 38).

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

Governmental Regulation

The government of Israel encourages research and development projects through the NTIA under the Law for the Encouragement of Research, Development and Technological Development in Industry, 1984. We have received grants from the NTIA to finance a portion of our research and development expenditures in Israel.  Such grants generally bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of the grant, linked to the dollar, plus interest at the LIBOR rate. The grants received during 2012, 2013, 2014, 2015 and 2016 totaled $651,000.  During 2016 we received grants from the NTIA totaling $243,000. The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether or the NTIA may not accede to future grant requests from us.  In addition, if we fail to comply with any of the conditions imposed by the NTIA, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the NTIA, together with interest and penalties.  The terms of the NTIA grants limit our ability to transfer technologies outside of Israel without the prior approval of the NTIA, if such technologies were developed using NTIA grants or arose out of such technologies.  The NTIA has the right, but not the obligation, to allow transfer of technology outside of Israel. Even if we receive approval for the transfer of technology outside of Israel, such approval of the NTIA may not be obtained on terms that are acceptable to us, or at all.

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

Organizational Structure

Top Image Systems Ltd. has a number of subsidiaries worldwide, the most significant and operational of which are the following wholly owned subsidiaries:

—	T.I.S America Inc. (incorporated in Delaware);

—	Tis Americas Inc. (incorporated in Delaware) formerly named eGistics Inc. (a subsidiary of T.I.S America Inc.)

—	Top Image Systems UK Limited (incorporated in the United Kingdom);

—	Top Image Systems (2007) UK Limited (incorporated in the United Kingdom), formerly known as CPL;

—	TIS Deutschland GmbH (incorporated in Germany);

—	Top Image Systems (Asia Pacific) Pte. Ltd (incorporated in Singapore), formerly known as Asiasoft Global Pte Ltd;

—	TIS Japan Ltd. (incorporated in Japan); and

—	Top Image Systems Pty Ltd. (incorporated in Australia)- 51% of its shares are owned by Top Image Systems Ltd.

Top Image Systems (Singapore) Pte. Ltd is a wholly-owned subsidiary of Top Image Systems (Asia Pacific) Pte. Ltd, formerly known as Asiasoft Global Pte. Ltd.

Property, Plant and Equipment

Our principal executive offices are located in Ramat Gan, Israel and our principal business and service operations are located in Cologne, Germany; Frankfurt, Germany; Plano, TX, USA; Philadelphia, PA, USA; Tokyo, Japan; and Singapore. We also have regional offices in Hong Kong and Australia.

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	13,700	670	2017
Cologne, Germany	17,200	740	2021
Tokyo, Japan	3,800	120	2017
Hong Kong	2,000	100	2017
Plano, TX, USA	13,200	1,153	2019
Philadelphia, PA, USA	500	20	2017
Singapore	9,200	200	2018
Frankfurt, Germany	5,100	275	2020
New Orleans, LA, USA (*)	14,100	400	2017

(*) During February 2017, we terminated our lease agreement for the office in New Orleans, LA, USA

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

Sales Cycle

Our sales to end-user customers, value-added resellers, distributors and system integrators, all of which we consider to be our end-users, are made on open credit terms and we do not hold collateral to secure payment. The terms of the arrangements with these customers, generally, do not provide them with the right to return the purchased products or solutions.  Payment with respect to such sales is generally due within a specified period following receipt of an invoice.  The period varies from customer to customer, but usually we provide credit terms of up to 120 days for end-user customers and up to 180 days for resellers, distributors and system integrators.  In some arrangements, management can offer longer payment terms as mentioned above, evaluating business sense, creditworthiness of the customer and other facts needed to establish such decision.

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region (U.S. dollars in thousands)

	2014		2015		2016
	$	%	$	%	$	%
Germany	9,079	25%	7,302	22%	5,263	17%
Rest of Europe	10,156	28%	6,785	20%	4,938	16%
Asia Pacific	6,281	18%	5,270	16%	5,927	18%
North and South America	9,526	27%	13,613	40%	14,808	47%
Africa & Middle East	813	2%	821	2%	699	2%
Total	35,855	100%	33,791	100%	31,635	100%

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

We paid a total of $18 million in consideration for eGistics, which was comprised of $9 million in cash, subject to a working capital related adjustment, and issued 2,353,310 of our ordinary shares valued at $3.8244 per share, or $9 million in the aggregate.  After application of the adjustment, we paid a net cash amount equal to $8.3 million. The price per share of our ordinary shares issued in connection with the transaction was calculated pursuant to the terms of the Acquisition.

The Acquisition included customary provisions for transactions of this nature, including indemnity obligations concerning certain representations and warranties.  The indemnity obligations are secured by an indemnity insurance policy in favor of our wholly owned US subsidiary, and a portion of the cash consideration we paid into escrow.

Subsequent to the Acquisition we appointed Mr. Donald Dixon to our board of directors for a two year term. Mr. Dixon’s appointment has subsequently been renewed and he now serves Chairman of the Board.  Mr. Dixon shares voting and investment power with respect to the shares received by entities associated with Trident Capital, Inc. which together beneficially own 13.2% of our outstanding ordinary shares as a result of the consideration such entities received in connection with merger.

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

For sales not included a perpetual software, we recognize revenues in accordance to Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

Recently Enacted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-11, 2016-12 and 2016-20, respectively. The new standards provide enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 was initially scheduled to be effective for annual and interim reporting periods beginning after December 15, 2016 and may be adopted either on a full retrospective or modified retrospective approach. However, on July 9, 2015, the FASB approved a one year deferral of the effective date of ASU 2014-09. The revised effective date is for annual reporting periods beginning after December 15, 2017 and interim periods thereafter, with an early adoption permitted as of the original effective date. The Company is continuing to evaluate the impact of the standard, its disclosure requirements under the new standard, and its adoption method is subject to change. The Company is in the process of analyzing its contracts to quantify the impact that the adoption of the standard will have on revenue.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company has decided not to early adopt this standard and is currently evaluating this ASU to determine the impact of its adoption on the consolidated financial statements.  The Company is continuing to evaluate the impact of the adoption of ASU 2016-09.

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today.

The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently evaluating whether to early adopt this standard and the potential effect of the guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard, which will be effective for the Company beginning in the first quarter of fiscal year 2021, is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has decided not to early adopt this standard and is currently evaluating the ASU to determine the impact of its adoption on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 requires that the statement of cash flows provides the change in the total of cash, cash equivalents, and restricted cash or restricted cash equivalents. This will result in us no longer showing the changes in restricted cash balances as a component of cash flows from financing activities but instead include the balances of both current and long-term restricted cash with cash and cash equivalents in total cash, cash equivalents and restricted cash for the beginning and end of the periods presented. The ASU will become effective in the first quarter of fiscal year 2018, early adoption is permitted. The Company has decided not to early adopt this standard and is currently assessing when it expects to adopt the ASU and the effects it will have on the financial statements.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	%	%	%

License revenues	31.3	22.8	18.9
Service revenues	68.7	77.2	81.1
Total revenues	100.0	100.0	100.0

Cost of License revenues	4.0	1.6	2.2
Cost of service revenues	35.9	46.1	51.0
Total Cost of revenues	39.9	47.7	53.2

Gross profit	60.1	52.2	46.8
Operating costs and expenses:
Research and development, net	13.7	14.2	14.5
Selling and marketing	36.2	32.2	23.5
General and administrative	19.0	22.2	21.8
Acquisition related costs	3.3	-	-
Amortization of intangible assets	0.7	1.2	1.6
Restructuring Charges	-	-	3.6

Total operating costs and expenses	72.9	69.8	65.0

Operating loss	(12.8)	(17.5)	(18.2)
Financial expenses, net	(0.9)	(3.4)	(3.0)
Other income, net	0.0	0.0	0.0

Loss from continuing operations before taxes on income	(13.7)	(20.9)	(21.2)
Taxes on income (income tax benefits)	(1.5)	(3.6)	0.4

Net loss	(15.2)	(24.5)	(20.9)
Attributable to:
Non- controlling interest	0.0	0.0	0.0

Company's shareholders	(15.2)	(24.5)	(20.9)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues.  Total revenues for the year ended December 31, 2016 amounted to $31.6 million compared to $33.8 million for the year ended December 31, 2015, a decrease of 6.3%. The decrease in revenues was driven by a decrease in product revenues of $1.7 million, or 22.5%, from $7.7 million in 2015 to $6.0 million in 2016. Service revenues decreased by $0.4 million, or 1.6%, from $26.1 million in the year ended December 31, 2015 to $25.7 million in the year ended December 31, 2016. The decrease in product revenues was mostly a result of slower sales cycles, and fewer eFlow license sales.

Cost of Revenues.  Cost of Revenues increased by 4.2%, from $16.1 million in 2015 to $16.8 million in 2016. The increase of $0.7 million is attributed mainly to additional hardware costs related to some of our revenues.

Gross margin decreased by 5.4% from 52.2% gross margin in 2015 to 46.8% gross margin in 2016, as a result of lower revenues in 2016. Most of our expenses are fixed, while there was a decrease in revenues, which caused the decrease in gross margin.

Research and Development, net.  Research and Development expenses decreased by 4.5%, from $4.8 million in 2015 to $4.6 million in 2016. This decrease is primarily a result of lower use of contractors in 2016 and lower travel costs.

Selling and Marketing. Selling and Marketing expenses amounted to $10.9 million in the year ended December 31, 2015 and $7.5 million in the year ended December 31, 2016. This 31.6% decrease is primarily a result of a restructuring process we initiated, where the number of sales employees was reduced and thus the decrease in payroll and commissions.

General and Administrative.  General and Administrative expenses in the year ended December 31, 2015 amounted $7.5 million, compared to $6.9 million for the year ended December 31, 2016. This decrease of 7.8% is mainly a result of restructuring process we initiated, where the number of sales employees was reduced and thus the decrease in payroll

Restructuring charges.  During 2016 the company has executed a restructuring process. The total expenses related to this process in 2016 were $1.1 million.

 Financial expenses, net.  Our net financial expenses for the year ended December 31, 2016 decreased to $1.0 million from $1.1 million for the year ended December 31, 2015. Most of the financial expenses are due to exchange rate differences since the Company has different geographical regions.

Tax on income. In 2016, we recorded a net tax income in the amount of $0.1 million. This tax income is mostly a result of current tax expenses in Germany.

Net (loss) income.  As a result of a decrease in our costs, primarily after a restructuring process held in 2016, in addition to a decrease in revenues as described above, we incurred a net loss of $6.6 million in 2016, compared to net loss in the amount of $8.3 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues.  Total revenues for the year ended December 31, 2015 amounted to $33.8 million compared to $35.9 million for the year ended December 31, 2014, a decrease of 5.8%. The decrease in revenues was driven by a decrease in product revenues of $6.5 million, or 37.4%, from $17.3 million in 2014 to $10.8 million in 2015. Service revenues increased by $4.4 million, or 23.7%, from $18.6 million in the year ended December 31, 2014 to $23.0 million in the year ended December 31, 2015. The increase in service revenues was due to including a full year of revenues of eGistics, Inc. which we acquired in the third quarter of 2014. The decrease in product revenues was mostly a result of slower sales cycles, and fewer eFlow license sales.

Cost of Revenues.  Cost of Revenues increased by 12.7%, from $14.3 million in 2014 to $16.1 million in 2015.  Cost of revenues from products decreased by 22.3% from $1.9 million in 2014 to $1.5 million in 2015. The decrease is a result of fewer license sales. Cost of revenues from services increased by 18.1%, from $12.4 million in 2014 to $14.7 million in 2015 as a result of including a full year of result of eGistics, Inc. which we acquired in the third quarter of 2014.

Gross margin decreased by 7.8% from 60.1% gross margin in 2014 to 52.2% gross margin in 2015, as a result of lower revenues and fixed costs included in cost of revenues.

Research and Development, net.  Research and Development expenses decreased by 2.4%, from $4.9 million in 2014 to $4.8 million in 2015. This decrease is a result of lower use of contractors, and additional decrease in travel and transportation expenses.

Selling and Marketing. Selling and Marketing expenses amounted to $13.0 million in the year ended December 31, 2014 and $10.9 million in the year ended December 31, 2015. This 16.0% decrease is the result of lower commission payments to our sales team, due to lower sales levels.

General and Administrative.  General and Administrative expenses in the year ended December 31, 2014 amounted $6.9 million, compared to $7.5 million for the year ended December 31, 2015. This increase of 9.9% is mainly result of from including the General and Administrative expenses derived from eGistics for a full year, and an additional increase in bad debts provision in 2015.

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2015 increased to $1.1 million from $0.4 million for the year ended December 31, 2014.

Tax on income. In 2015, we recorded a net tax expense in the amount of $1.2 million. This tax expense is mostly a result of current tax expenses in Israel and Germany.

Net (loss) income.  As a result of an increase in our costs, primarily after giving effect to bad debt provision, and in addition a decrease in revenues as described above, we incurred a net loss of $8.3 million in 2015, compared to net loss in the amount of $5.5 million in 2014.

Impact of Currency Fluctuation

We maintain operations and generate revenues in a number of countries.  The results of operations and the financial position of some of our local operations are generally reported in the relevant local currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, exposing us to currency translation risk.  In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received and from which our revenues and expenses are reported.  Our most significant currency exposures are to the Euro, New Israeli Shekel, British Pound, Singapore dollar, Australian dollar, Japanese Yen and Brazilian Real. In periods when the U.S. dollar strengthens against these currencies our revenue may be decrease when expressed in US dollars. In periods when the U.S. dollar weakens against these currencies, our expenses may increase when expressed in US dollars.

Political and Economic Conditions in Israel Affecting our Business

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill.  In addition, 2011 and 2012 were marked by increasing instability in neighboring Arab countries including Egypt, Jordan, Tunisia, Libya, Bahrain, Yemen and Syria culminating in the replacement of certain leaders in some of those countries.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Civil war in Syria has intensified and has become increasingly complex over recent months and has continued into 2016. Stray rounds from the conflict landing in Israel from time to time and there have been cross-border skirmishes which increase the risk of escalation.  Religious fundamentalist organizations such as ISIS and Al Qaeda have played an increasingly prominent role in regional unrest generally and in the Syrian conflict in particular.  In addition, in July 2014, local hostilities intensified as Hamas launched over 3,000 rockets and launched attacks on Israelis from the Gaza Strip into Israel, reaching cities throughout the country, including the greater Tel Aviv area in which our corporate headquarters are located.  The Israel Defense Forces responded with attacks at Hamas targets in the Gaza strip and a military effort which included an invasion of parts of the Gaza Strip.  While hostilities have diminished in intensity, as of the date hereof, no permanent ceasefire agreement has been reached and it is unclear whether hostilities will continue and, if so, for how long.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is also a member of the World Trade Organization and is a signatory of the Global Agreement on Trade in Services and the Agreement on Basic Telecommunications Services.  In addition, Israel has been granted preferences under the Generalized System of Preferences by ,Canada and has other trade preferences from the United States, Australia and other countries.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs. Israel is also a member in the Organization of Economically Developed Countries. Israel and the European Economic Community, now known as the European Union, signed a Free Trade Agreement in 1975.  This agreement confers advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and some non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the EFTA (European Free Trade Association), which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free trade zone between Israel and the EFTA nations. Free trade treaties exist with a number of other countries and are being negotiated with others. We cannot assure you that our ability to conduct trade in the international market will be unhindered by political developments in our region.

Liquidity and Capital Resources

As of December 31, 2016, we had $7.6 million in cash, cash equivalents, compared to $2.4 million as of December 31, 2015.

Our capital resources are derived from our operating activities as well as from our financing activities. In 2016, we used $2.0 million of cash in operating activity compared to $1.0 million generated by operating activities in 2015. The increase in cash used by operating activities in 2016 compared to 2015 was mainly attributed an increase in accrued expenses, in addition to a decrease in trade receivables.

We believe that our current cash, cash equivalents and cash deposits and our forecasted positive cash flows for future periods, will be sufficient to meet our on-going operations for the twelve months ending April 19, 2017.

Net cash used by investing activities for the year ended December 31, 2016 was $0.1 million compared to $1.1 million in 2015. In 2015, net cash used in investing activities consisted primarily of cash paid for purchase of property and equipment.

For the years ended December 31, 2016 and 2015, our aggregate capital expenditures were $0.2 million and $0.9 million, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash provided by financing activities was $7.4 million in 2016 compared to $0.3 million in 2015. The cash provided by financing activities is mostly attributable to an investment we received from Hale Capital in 2016 and from a short term bank loan.

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

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  In 2016, as part of our efforts to strengthen our position, we kept investing substantially in research and development with expenses level of $4.6 million, compared to $4.8 million in 2015, and to $4.9 million in 2014. As of December 31, 2016, 37 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of December 31, 2016:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating and Capital Lease Obligation	2,727	1,231	1,089	407	-
Accrued severance pay**	1,214	-	-	-	1,214

*Our contractual obligations and commitments at December 31, 2016 principally include obligations associated with our operating and capital lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 8 to the consolidated financial statements for the year ended December 31, 2016 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

**Severance pay related to accrued obligations to employees as required under applicable labor law. These obligations are payable only upon termination, retirement or death of the respective employee.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 31, 2017.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Donald R. Dixon	69	Chairman of the Board
Brendan Reidy	63	Chief Executive Officer
Michael Schrader	41	President
Yossi Dagan	41	Chief Financial Officer
Martin Hale	45	Director
Izhak Nakar	66	Director
Ido Schechter	56	Director
Osnat Segev-Harel	55	Director

Donald R. Dixon was appointed Chairman of the Board beginning  in January 2017. He was first elected to serve as a director in July, 2014. Mr. Dixon is also a Managing Director of Trident Capital and co-founded the firm in 1993. Currently, Mr. Dixon serves also as a director of Qualys (QLYS) and several private companies. Mr. Dixon is also on the investment committee of Mustang Ventures, an affiliated China fund of Trident Capital Fund VI. In the past, Mr. Dixon has served as a director of a number of other corporations, many of which were acquired, including eGistics, Inc. which we acquired in July 2014. In addition to his board work for Trident, Mr. Dixon is a member of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences. Mr. Dixon also serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership. From 1988 to 1993, Mr. Dixon was Co-President of Partech International, a private equity fund associated with Banque Paribas. Prior to Partech, he was a Managing Director of Alex. Brown & Sons. Earlier in his career, Mr. Dixon was a Vice President of Morgan Stanley & Co. and a Senior Account Officer at Citibank, N.A. Raised in New Jersey, Mr. Dixon earned his B.S.E. from Princeton University and his M.B.A. from Stanford Graduate School of Business.

Brendan Reidy August 31, 2016 Brendan Reidy assumed the position of Chief Executive Officer of the Company in August 2016. Mr. Reidy is a seasoned executive with a proven track record of driving rapid growth and increased shareholders’ value within the software as a service (“SaaS”) industry. Mr. Reidy most recently served as President, Chief Operating Officer and Chief Technology Officer of XRS Corporation.  Under Mr. Reidy’s leadership, XRS achieved a nearly twelvefold increase in valuation leading to the sale of XRS at a premium. In parallel, Mr. Reidy served as a member of the board of directors of eGistics for ten years prior to our acquisition of the company. Previously Mr. Reidy was Chairman, President and CEO of Clarus Systems, Inc. In addition, Mr. Reidy also served as a Venture Partner at Trident Capital, and at various times served on the boards of four Trident portfolio companies and held two full-time positions with portfolio companies. He earned an M.B.A. from The Wharton School, University of Pennsylvania, and a B.A. from Stanford University.

Michael Schrader currently serves as the company's President and served as our CEO from September 2014 to August 2016. He served as our COO from 2013 through October 2014.  Mr. Schrader has been with us since 1999, initially serving as a software engineer, a technical team leader, an international strategic project manager and as the director of engineering for Europe and managed our German operations from 2004 through 2013.  Prior to joining us, Mr. Schrader was a software engineer at Siemens and owned a Document Management consulting and development business. Mr. Schrader holds a B.Sc. of Business Engineering and Administration and is an Associate Engineer of Siemens Technical College.

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

Martin Hale founded Hale Capital Partners in 2007. Prior to that, Mr. Hale was a founding member of Pequot Ventures (now known as FirstMark Capital) where he served as a member of the General Partner. From 2002 to 2007, Mr. Hale was a Managing Director and a Member of the Operating & Investment Committees helping to lead 7 funds with approximately $2.2 billion under management. Prior investments included Cobalt Networks (IPO, sold to Sun Microsystems for $2 billion), Flarion Technologies (sold to Qualcomm for $850 million), Celiant Corporation (sold to Andrew Corp. for more than $500 million) and Analex Corporation (sold to QinetiQ for $188 million). Prior to Pequot Ventures Mr. Hale was an Associate at Geocapital Partners and an Analyst at Broadview International. He received his B.A. cum laude from Yale University.

Izhak Nakar founded the Company in 1991, and served as our Chairman of the Board and CEO from inception until 2001.  In 2001 – 2009, Mr. Nakar served as a Director.  From 2009 to December 31, 2016, Mr. Nakar has served as the Active Chairman of the Board. On December 31, 2016, Mr. Nakar ceased being the Active Chairman of the Board, but continues as a Director, Until June 30, 2017, he will continue supplying certain services to the Company that he supplied as Active Chairman. Mr. Nakar has co-founded several technology companies including us and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis, Momsense and has founded Anir Vision and NIR 4 YOU Technology.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

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

Osnat Segev-Harel was elected to serve as an external director in December, 2011 and was re-elected for a three-year term in December, 2014. Since November 10, 2016, she serves as a director. Ms. Segev-Harel has extensive experience of over 15 years in business development for high-tech companies. Ms. Segev-Harel is currently serves as a go to market consultant for early stage high tech companies.  Until December 2013 Ms. Segev-Harel served as CMO and VP of business development for Sapiens International Corporation N.V. From 2005 through 2009 Ms. Segev-Harel served as a director of sales strategy and planning and as director of business development in NICE Actimize Inc. in New York, in which she has acquired a deep knowledge of the global banking industry in general and in North America in particular From 1995 through 2005 she served as business development executive in IBM, Israel, including as an account manager in IBM’s Banking Division.  Prior to that, between 1988 and 1994 Ms. Segev-Harel was a User Interface project leader in Digital Equipment Corporations, Israel.  Ms. Segev-Harel holds a Practical Engineering degree from the Hadassah College in Jerusalem, a B.Sc. in Futurism from the State University of New York and an MBA from Derby University majoring in Strategy. Ms. Segev-Harel has completed a Directors Certification Program at Bar Ilan University. Ms. Segev-Harel possesses professional competence as required by the Companies Law and regulations deriving thereof.

The foregoing information is based upon data provided to us by the relevant director or senior management member.

The Company is not aware of any familial relationships between any of the persons named above.

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2016 was approximately $552,000, including approximately $25,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

Our agreement with Mr. Reidy, the Chief Executive Officer of the Company, provides for a base salary of $0.3 million per year and for, pension, vacation or similar benefits.  During 2016 Mr. Reidy was paid $0.1 million.

Mr. Reidy is entitled to receive a bonus amount of $0.2 million per annum, in case he meets certain EBIDTA targets set by the Board of Directors.

In 2016, Mr. Reidy was awarded options to purchase 563,654 ordinary shares of the Company and additional 563,654 RSUs. The exercise price per share of the options is $1.66. One third of the options and RSUs will vest in August 23, 2017, and the remaining two thirds will vest in equal monthly amounts, over a period of the following 24 months.

The total amount paid or payable to our directors, for 2016 was $0.2 million. As of March 31, 2017, options to purchase 1,273,654 of our ordinary shares were held by certain executive officers and directors (consisting of 8 persons). Options with respect to 675,001 of such shares are currently exercisable or will become exercisable within 60 days of March 31, 2017. (See “Share Ownership.”)

The compensation of our directors for 2016 (approved by our Compensation Committee and by our Board of Directors was as follows: Each of Mr. Don Dixon, Mr. Asael Karfiol (who served as a director through December 2016), Ms. Osnat Segev-Harel and Dr. Ido Schechter received compensation for his or her service, in the amount of NIS 49,875 (approximately $13,000) per year and an amount of NIS 3,330 (approximately $870) for each meeting of the Board of Directors or any committee in which they participate.

•
During 2016, a total of 50,000 options owned by Mr. Izhak Nakar were repriced as part of the company’s options repricing plan. The original exercise price for those options was $3.30, and it was repriced at $2.11 with the same vesting dates.

•
During 2016, a total of 12,500 options owned by Mr. Ido Schechter were repriced as part of the company’s options repricing plan. The original exercise price for those options was $3.30, and it was repriced at $2.11 with the same vesting dates.

For further details about Mr. Nakar’s compensation see “Related Party Transactions”.

Committees of the Board

Audit Committee

Our audit committee is comprised of Donald Dixon, Martin Hale and Osnat Segev-Harel. The Companies Law requires that public companies appoint an audit committee.  The responsibilities of the audit committee include: identifying defects or irregularities in the management of the company’s business, deciding  if certain actions are material in the context of conflicts of interest or extraordinary in the context of  transactions with related parties and approving conflicts of interest and related party transactions, determining whether certain transactions with controlling shareholders require a competitive process or the process for approval of non-insignificant transactions, reviewing and suggesting changes to the internal auditor work plan, examining our internal auditing arrangements and the functioning of the internal auditor and  determining  arrangements as to treatment of complaints by our employees regarding defects in the management of the company’s business and the protections to be given to such employees.  In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Ernst and Young and for overseeing the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by our Board of Directors and which is on display on our website at http://www.topimagesystems.com. Donald Dixon is the chairman of our audit committee. Furthermore, as required by NASDAQ rules all the members of our audit committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

NASDAQ rule 5605(c)(3) provides that an audit committee must have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board of Directors has determined that Osnat Segev-Harel meets those requirements.

Compensation Committee

Our compensation committee is comprised of Donald Dixon, Martin Hale and Osnat Segev-Harel. Osnat Segev-Harel is the chairperson. The Companies Law requires public companies to appoint a compensation committee. The responsibilities of the compensation committee under the Companies Law include: making recommendations to the Board of Directors with respect to our Compensation Policy and its extensions for additional periods, periodically reviewing the implementation of the Compensation Policy and providing the Board of Directors with recommendations with respect to any amendments or updates of it, approving transactions and  arrangements with respect to the Terms of Office and Employment of office holders exempting a transaction with a candidate for chief executive officer from shareholder approval. The compensation committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other office holders of the Company. Furthermore, as required by NASDAQ rules all the members of our compensation committee are independent, see “Directors, Senior Management and Employees- Independent Directors”.

Independent Directors

As a foreign private issuer, the Company follows the rules of the State of Israel in connection with the nomination of directors and the composition of its audit committee and compensation committee. Those rules are described under the rubrics "Audit Committee" (page 50), "Compensation Committee" and "Independent Directors" (page 51) and "External Directors" (page 60) in the Company's Form 20-F filed on April 15, 2016 (available for viewing at https://www.sec.gov/Archives/edgar/data/1021991/000117891315001250/zk1516580.htm).

On April 17, 2016, Israel adopted Regulation 5D of the Companies Regulations (Relief for Companies with Shares Registered for Trading Outside of Israel), 5760-2000 (the "Relief Regulations").  That regulation provided that, if shares of a company are registered for trading on a stock exchange listed in Regulation 5A(3) of the Relief Regulations (NASDAQ is so listed), the Company has no controlling shareholder as defined in the Companies Law, the Company fulfills the laws that apply to companies registered in the country of the stock exchange, with regard to the appointment of independent directors and the composition of audit committees and compensation committees, the company may elect not to be bound by the provisions of the Companies Law that require the appointment of external directors and their service on its audit and compensation committees. Even if a company so elects, it may not have a board of directors composed only of the members of one sex. A company that so elects is entitled to stipulate that the persons serving as external directors as of the time of the election may continue to serve as (non-external) directors until the earlier of (i) the end of the period for which each was elected or (ii) the second annual general meeting following the date of this resolution.

On November 10, 2016, the Company's Board of Directors determined that the Company met the requirements under regulation 5D of the Relief Regulations and elected not to be bound by the provisions of the Companies Law that require the appointment of external directors and their service on its audit and compensation committees. The Company further resolved that its external directors who were serving as of November 10, 2016 (Osnat Segev-Harel and Asael Karfiol) would continue to serve as directors until the earlier of (i) the end of the period for which each was elected or (ii) the second annual general meeting following the date of this resolution.  Asael Karfiol has since ceased to be a director.

There are no requirements under Israeli law or regulations for the formation of a nomination committee nor regarding the general procedure for nominating directors for their terms in publicly traded companies.

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2014	2015	2016
Israel	43	43	37
Germany and rest of Europe	78	76	64
Japan	7	7	7
USA & Latin America	66	65	61
United Kingdom	11	13	12
Singapore and Hong Kong	23	29	25
Australia	5	7	7
Total	233	240	213

The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2014	2015	2016
Professional services	106	119	106
Research and development	44	41	37
Sales and marketing	53	49	37
Operations and administrations	30	31	33
Total	233	240	213

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, who served as the Active Chairman of our Board of Directors through December 2016 and who continues to serve as a director, beneficially owned 1,901,909 ordinary shares representing approximately 10.4% of the Company’s issued and outstanding share capital, as of March 31, 2017. Ido Schechter, our former Chief Executive Officer and member of the board, beneficially owned 360,075 ordinary shares representing approximately 2.0% of the Company’s issued and outstanding share capital, as of March 31, 2017. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 31, 2017.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage set forth above of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)
Izhak Nakar	280,000	2019 – 2025	$1.30 - $3.86
Ido Schechter	155,000	2021 – 2025	$2.11 - $3.86
Brendan Reidy	-	-	-
Don Dixon	25,000	2025	$3.30
Yossi Dagan	8,334	2025	$2.11
All other directors and officers as a group	206,667	2021 – 2025	$2.11 - $4.45

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on our  behalf, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to ESOP 2003 and are subject to the terms of ESOP 2003. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. On August 29, 2013, our Board of Directors, based on the recommendation of our compensation committee of the same day, resolved to amend and restate ESOP 2003 ("Amended ESOP 2003"). Those decisions were approved by the shareholders on October 15, 2013. On December 23, 2016, the shareholders approved the 2016 Israeli Incentive Plan (the "2016 Plan"), which will govern options awarded after such date.  While the 2016 Plan retains most of the terms and conditions of the Amended ESOP 2003, it incorporates changes, inter alia, with regard to ability to issue RSUs.  We filed the necessary documents with the Israeli tax authorities for the approval of the 2016 Plan on January 4, 2017 and the Company is entitled to award options under it 30 days after the filing. As a result, Israeli grantees are eligible for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961. On June 15, 2016, upon recommendation of the Compensation Committee, the Board approved a voluntary repricing plan by which option holders could elect to exchange their current options for new options at a ratio of 1:2 (1 new option for every 2 options currently held by the option holder). The exercise price for the new options was set at $2.11 All other terms of the options remained unchanged. Implementation of the repricing plan with regard to the options held by directors and the CEO were approved by the shareholders on December 23, 2016.  As of March 31, 2017, options to purchase an aggregate of 2,278,860 ordinary shares were outstanding.  The outstanding options are exercisable at exercise prices between $1.30 and $6.04. In addition, 607,702 RSUs were outstanding as of March 31, 2017.

Further, upon the recommendation of the Compensation Committee, the Board decided on June 15, 2016 to allow executives eligible for performance-based bonuses to elect to receive bonuses in whole or in part as restricted share units ("RSUs") instead of awarding full cash bonuses. The RSUs are to be issued at par value to members of the executive management who are subject to the compensation policy, who have met certain targets set by the Board. Each grant of RSUs will vest in two equal parts, subject to the continued employment of the grantee. As of March 31, 2017, a total of 607,702 RSUs were granted to several officers.

On August 3, 2016, the board of directors approved the repricing of all unvested options as of that date, to an exercise price of $ 2.11. The number of options and the vesting terms for the repriced options remained unchanged. Total of 401,414 unvested options were repriced during 2016 based on this plan.

In addition to shares reserved in the event of the exercise of the outstanding options, 1,079,340 shares are reserved in the event of the issue of additional options or RSUs.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2017, for each person whom we know (based on filings with the SEC) beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. The number of shares indicated as “Beneficially Owned” in the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 17,932,230 ordinary shares outstanding as of March 31, 2017.

Name	Number of Shares Beneficially Owned	Percentage of Shares
Izhak Nakar (1)	1,901,909	10.4%
Entities Associated with Trident Capital, Inc. (2)	2,346,707	13.1%

(1)	Mr. Nakar’s beneficially owned shares includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd.

(2)	The information is based upon the recent Schedule 13G filed with the SEC by Trident Capital Management V LLC on February 17, 2015. Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846 held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v) 159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund.

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

As of March 31, 2017, 17,932,230 ordinary shares of Company were issued and outstanding.  The Company believes that, as of March 31, 2017, there were 74 shareholders of record of the Ordinary Shares in the United States, who, collectively held as of that date a total of 15,974,919 ordinary shares, or 89.1% of the Company’s total outstanding ordinary shares.

Related Party Transactions

Our agreement with Mr. Izhak Nakar provides that in consideration for his services to the Company worldwide, Mr. Nakar is entitled to compensation in the amount of $28.1 thousand plus VAT per month. This amount was reduced to $24.8 thousand plus VAT per month, during the months of April to December 2016. During 2016, we paid Mr. Nakar $359 thousand in cash compensation.  That agreement will cease to be effective on June 30, 2017.

In addition, during 2015, Mr. Nakar was awarded options to purchase 100,000 ordinary shares of the Company, vesting in two equal parts such that 50% vested on December 31, 2015 and the remainder vested on December 31, 2016. The exercise price per share of the Options was $3.30. 50,000 options related to this grant were repriced during a repricing process in 2016, the repriced share price was $2.11. Pursuant to our agreements with Mr. Nakar, Mr. Nakar was entitled to receive a payment equal to 4.25% of our EBITDA for the year ended December 31, 2016, if we met certain revenue and EBIDTA targets set by the Board.

The terms of Mr. Nakar's compensation for 2016 other than the options and conditional bonus were approved in accordance with Israeli law as it existed prior to the 2012 Amendment (see "Approval of Terms of Office and Employment"). Under the transitional provisions of that amendment, the approval remains effective. The conditional bonus was approved by the Compensation Committee and then the Board of Directors on May 17, 2016 and then by the Shareholders at the Company’s annual general meeting on December 23, 2016.

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

	2014	2015	2016
	$ Thousands
Export Revenues
Export Revenues	35,216	33,063	30,993
Total Revenues	35,855	33,791	31,635
Percentage of Total Revenues	98.2%	97.8%	98.0%

Breakdown of Revenues
License Revenues	31%	23%	19%
Service Revenues	69%	77%	81%

Legal Proceedings

During 2016, a prior customer sued the Company for wrongful cancellation of a contract for the supply and installation of Software. The Company and its attorneys still cannot assess the possible outcome of these demands yet.

During 2016, a third party that the Company works with sued the Company for alleged comments that they believe the Company made that could lead to a breach of contract. The Company has filed a counter-suit and at this point the Company and its attorneys cannot assess the possible outcome.

In January 2017, one of the Company's customers sued for damage, alleging faulty implementation of one of the Company’s products. The Company and its attorneys still cannot assess the possible outcome of these demands yet.

In February 2017, a third party that the Company works with sent a demand letter for alleged comments that they believe the Company made that could lead to a breach of contract, the Company is negotiating a resolution to this matter. The Company and its attorneys cannot assess the possible outcome.

Dividend Policy

To date, we have not paid any dividends on our ordinary shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We may not declare or pay any dividends on ordinary shares in the future.

The company has issued convertible notes to Hale. The notes are to be converted to Series A Preferred Shares if and when shareholder approval for articles authorizing such shares is obtained. The preferred shares, if issued, will be entitled in certain circumstances to receive dividends at the prime rate plus 2.5% - 3%.

We have the status of an “Approved Enterprise” and "Benefited Enterprise" under the Law for the Encouragement of Capital Investments, 1959, and as amended, under which we may take advantage of certain tax exemptions. If we distribute a cash dividend from income which derived from the Approved and Benefited Enterprise during the tax exemption period, we would have to pay corporate tax at a rate of up to 25% (depending on the foreign investments in the Company) on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation, Foreign Exchange Regulation and Investment Programs".

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

Significant Changes.

None.

ITEM 9.          LISTING

Offer and Listing Details.

Since November 1996, our ordinary shares have been quoted on the NASDAQ. Since April 29, 1999, the symbol for the ordinary shares has been “TISA.”

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ended		Price
December 31, 2016	Hi	$2.98
	Lo	1.22

December 31, 2015	Hi	$4.32
	Lo	2.83

December 31, 2014	Hi	5.88
	Lo	3.29

December 31, 2013	Hi	6.04
	Lo	2.66

December 31, 2012	Hi	5.45
	Lo	2.19

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ended		Price

December 31, 2016	Hi	$2.33
	Lo	1.22

September 30, 2016	Hi	2.39
	Lo	1.76

June 30, 2016	Hi	2.44
	Lo	1.42

March 31, 2016	Hi	2.98
	Lo	1.52

December 31, 2015	Hi	3.79
	Lo	2.83

September 30, 2015	Hi	4.32
	Lo	3.33

June 30, 2015	Hi	4.00
	Lo	3.15

March 31, 2015	Hi	3.66
	Lo	$2.85

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ended		Price

February 28, 2017	Hi	$1.53
	Lo	1.36

January 31, 2017	Hi	1.59
	Lo	1.40

December 31, 2016	Hi	1.56
	Lo	1.22

November 30, 2016	Hi	1.73
	Lo	1.50

October 31, 2016	Hi	2.33
	Lo	1.58

September 30, 2016	Hi	2.39
	Lo	$1.86

Markets

Our ordinary shares were dual-listed on the TASE on December 3, 2006, in addition to being listed on the NASDAQ.  Effective October 31, 2014, we voluntarily delisted from TASE.

ITEM 10.        ADDITIONAL INFORMATION

Memorandum and Articles of Association

General

TIS is registered with the Israeli Registrar of Companies.  The registration number issued to TIS by the Registrar of Companies is 52-004294-6.  The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.” At our December 22, 2011 shareholders meeting, we adopted new Articles of Association to accommodate changes that had been made in the Companies Law and in the Israeli Securities Law 1968-5728. Under the Hale purchase agreement, we are required at our next annual meeting of its shareholders to submit for shareholder approval amended and restated Articles of Association which provide for (i) Hale’s right to appoint a member of the Board of Directors and (ii) the creation of a class of preferred stock into which Hale’s convertible notes will be convertible.

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

In the case of a transaction in which an office holder (other than a director or the CEO) has a personal interest, that is not an extraordinary transaction, as defined under Israeli law, and after the office holder complies with the above disclosure requirement, only board approval is required.  Members of the board having a personal interest should not be present at the vote or exercise their vote unless a majority of the board has a personal interest. The transaction must not be adverse to the company’s interest. If such transaction is an extraordinary transaction or if we intend to provide an undertaking to indemnify, exempt or insure an office holder, with regard to their duties, then, in addition to any approval required by the Board of Directors or by any other organ of the company according to its Articles of Association, it also must be approved by the audit committee or compensation committee (depending on the nature of the transaction) prior to the approval by the Board of Directors, and, under specified circumstances, by a meeting of the shareholders.  .

Arrangements regarding the compensation of our directors (whether regarding in their capacity as directors or regarding the provision of other services) or of our CEO require compensation committee, Board of Directors and shareholder approval, in some cases with special majorities.

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

In addition, under the Israeli Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the Board of Directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, December 23, 2016 we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services, effective until the next shareholders meeting.

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

 In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred, whether or not paid by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

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

Currently, we hold an insurance policy for our office holders that provides coverage limited to $20,000,000 in aggregate for the policy period ending on March 31, 2018.

Approval of Terms of Office and Employment

Any arrangement between a public company and an office holder of the company as to such office holder’s terms of office and employment, including exemption and release of the office holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), now generally require the approval of the company’s compensation committee and the Board of Directors and, with respect to directors and the chief executive officer, also the company’s shareholders, sometimes with special majorities. Notwithstanding the above, the amendment of existing Terms of Office and Employment of office holders (other than directors and the CEO), requires the approval of the compensation committee only, if the committee determines that the amendment is not material in relation to its existing terms.

In addition, the Terms of Office and Employment of office holders must be in accordance with the terms of a compensation policy adopted by the Company (a “Compensation Policy”). Under the Companies Law, the Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters detailed in the Companies Law.. A Compensation Policy generally must be brought for approval again in accordance with the procedures of the Companies Law once every three years. On May 21, 2015 the Company's Board of Directors, based on the recommendation of its Compensation Committee of the same day, resolved to approve an amendment and restatement of the compensation policy in the form presented to the shareholders at the annual meeting held on December 28, 2015 (the "Compensation Policy").  The Board of Directors reaffirmed that approval on October 29, 2015. The shareholders did not approve the Compensation Policy with the requisite special majority. On November 10, 2016, in accordance with their powers under the Companies Law, the Compensation Committee and the Board of Directors decided to approve the Compensation Policy even though it had not been approved by the Shareholders.

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

Chief Executive Officer

Any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the company’s shareholders by simple majority. The compensation committee approved the terms of the CEO's compensation as delineated in an offer letter previously signed with him on  November 10, 2016  (effective retroactively from August 23) and the Board of Directors approved those terms on the same day. The shareholders approved the terms on December 23, 2016.

Other Office Holders

Any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee and the Board of Directors.

Rights, Preferences, Restrictions of Shares

Our authorized share capital currently consists of a single class of equity, our ordinary shares. Subject to Israeli law, dividends may be declared by a company’s Board of Directors, unless authority is provided in the company’s articles of association to transfer such powers to the company’s shareholders, who may then declare dividends following a recommendation by the directors. Our articles of association grant the board the power to transfer the final decision regarding dividends to the shareholders. In such event, the shareholders may only declare a dividend in an amount that is equal or less than that recommended by the directors or not to declare a dividend at all, despite a directors’ recommendation, but may not declare dividend in an amount which is in excess of the amount recommended by the directors.  The directors may invest or use otherwise for the company's benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such un-demanded dividends upon receipt of a valid demand; however the company is not liable to pay any interest on such un-demanded dividends.

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

The shareholder approval must either include majority of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 2% of the voting rights in the company.  In addition, a private placement of securities that grants 20% or more of the actual voting rights in the company prior to such private placement, of which proceeds are not in cash or in registered securities or that is not in “market terms”, that will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital, requires approval by the Board of Directors and then the shareholders of the company.

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

The Companies Law provides that in the event that a controlling shareholder breaches his duty of fairness then such breach shall be considered a breach of contract, mutatis mutandis, while taking into account the special position of such controlling shareholder within the company.

Material Contracts

Other than as described below, neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document:

Effective December 6, 2016, the company announced the closing on the sale of $5 million in aggregate principal amount of convertible notes to HPE-FVE, LLC ("Hale"). The notes are convertible into our ordinary shares at a price of $1.776 per share, which was 120% of the closing price of our ordinary shares on Nasdaq on the day prior to closing.  Accordingly, conversion of the entire principal amount of notes would result in our issuance of 2,815,315 of our ordinary shares, plus any additional shares to be issued in respect of accrued interest.

The transaction contemplates our filing revised Articles of Association once we obtain stockholder approval.  Once we file the articles, we are required to exchange the convertible notes for shares of a newly created class of our Company preferred stock. The preferred stock will also be convertible into our ordinary shares at the same conversion price.

The notes bear interest at the prime rate plus 2.5% (if paid in cash), or 3% (if capitalized) per annum and the preferred stock, if issued, will be entitled to dividends at the same rate in cash or as elected bonus shares if certain conditions are met.  If not converted, the notes will mature in December 2020.

The notes and preferred stock have certain approval rights and provide Hale with the right to appoint a member to our Board of Directors. The approval rights remain in effect for as long as Hale holds at least 35% of the original aggregate principle amount of convertible notes or their preferred stock equivalent, as the case may be.  Such rights restrict the Company’s ability to take certain actions, including, but not limited to: (i) liquidating or dissolving the Company or any subsidiary; (ii) issuing certain securities of the Company senior to those issued to Hale or at a lower price than paid by Hale; (iii) incurring certain indebtedness (including any that is convertible into capital stock of the Company); (iv) paying dividends or other distributions or redeeming any ordinary shares or other equity interests or any securities convertible into our ordinary shares; (v) increasing the number of shares available under our stock option plan, amending such plan, or adopting a new equity incentive plan; (vi) approving any cash incentive or retention plan for its officers and/or directors (unless required to be approved, and actually approved, by the Company’s shareholders); (vii) incurring any lien on any of the Company’s or any of its subsidiaries’ respective properties or assets; or (viii) making any significant change in the nature of the Company’s business.

We are required to register with the SEC the resale of the ordinary shares underlying the convertible notes or preferred stock, as the case may be. Pursuant to the purchase documents, we were required to file such registration statement  no later than March 5, 2017 and to obtain its effectiveness no later than June 3, 2017. Our failure to timely file the registration statement will delay our ability to require Hale to convert the convertible notes or preferred shares, as the case may be, into our ordinary shares.

We are entitled to force the conversion of the notes or preferred stock, as the case may be, if the ordinary shares trade at 250% of the conversion price for at least 45 consecutive trading days. Hale will have the right to demand that the notes or the preferred stock, as the case may be, be redeemed after December 5, 2020. The proceeds from the sale will be used by the Company for general working capital purposes, including accelerating the company’s ongoing migration of its innovative financial process automation solutions to a cloud-based platform.

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

        General corporate tax structure in Israel

Israeli companies are subject to corporate tax at the rate of 25% in 2016. The corporate tax rate decreased from 26.5% in 2015 and 2014. The corporate tax rate in Israel will decrease in 2017 and 2018 to 24% and 23% respectively.

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Benefited Enterprise plans.

As of December 31, 2016, we had business loss carry forwards for tax purposes in the amount of $26,906,000. The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2016 , the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $22,023,000. A portion of such losses expires over a period from 2023 through 2035, and some of them can be carried forward indefinitely.

        Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719‑1959 (the “Investments Law”), provides certain incentives for capital investments in a production facility (or other eligible assets).  Generally, an investment program that is implemented in accordance with the provisions of the Investments Law, referred to as an “Approved Enterprise”, is entitled to benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

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

If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Benefited Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation does not apply to a Foreign Investors Company, which is a company in which more than 25% of its shares are owned by non-Israeli residents).

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

        Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described above, the corporate tax rate in 2016 was 25%, and is planned to decrease to 24% and 23% in 2017 and 2018 respectively.

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

Taxation of Non-Israeli Shareholders on Capital Gain from Sale of shares

Non-Residents of Israel. Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise.  As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate of 25% or, if derived by an individual, at the rate of 25% or 30%, if generated from an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income.

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

Taxation of the Disposition of Ordinary Shares

Upon the sale, exchange or other disposition of ordinary shares, subject to the discussion under “Tax Consequences if the Company is a Passive Foreign Investment Company” below a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  Capital gain from the sale, exchange or other disposition of ordinary shares held for more than one year is long-term capital gain.  Long-term capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates. However, tax rates are subject to change and U.S. Holders should consult their tax advisors. Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S source income or loss for U.S foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes a timely and effective election to treat the Company as a “qualified electing fund” (“QEF”), which election generally must be made in the first year of the U.S. Holder’s holding period for the ordinary shares in which the Company was a PFIC, and if the Company complies with certain reporting requirements.  Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in its income a pro rata share of (1) the “ordinary earnings” of the Company, which will be taxed as ordinary income and (2) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder.  A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.

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

The Company has agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event that the Company is classified as a PFIC.  The QEF election is made on a U.S. Holder-by-U.S. Holder basis and can be revoked only with the consent of the IRS.  A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return.  Even if a QEF election is not made, a U.S. Holder in a PFIC generally must file a completed IRS Form 8621 every year. The QEF election must be made on or before the U.S. holder's tax return due date, as extended, for the first taxable year to which the election will apply.

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

The Company believes that it was not a PFIC in 2016.  However, the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination.  Accordingly, we cannot be certain whether we will be treated as a PFIC for any taxable year.  Absent one of the elections described above, U.S. Holders who hold ordinary shares during a period when the Company is a PFIC will be subject to the foregoing rules, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to the Company’s ordinary shares, in the event that the Company qualifies as a PFIC.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in the section entitled “Information Reporting and Back-up Withholding”, a Non-U.S. Holder of ordinary shares generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, generally in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

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

For example certain individuals who are U.S. Holders are required to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations ) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a U.S. financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. Holders may also be required to file Form 8938 in the near future.  U.S. Holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

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

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-US Holder certifies to its foreign status, or otherwise establishes an exemption. A non-U.S. holder will be required to provide a certificate of non-U.S. status on an appropriate IRS Form W-8.

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

None.

ITEM 15.        CONTROLS AND PROCEDURES

 (a)         Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)          Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016 under those criteria.

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

(c)           Not applicable

(d)           There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Osnat Segev-Harel, a member of our audit committee, is an audit committee financial expert and is independent pursuant to the rules of the NASDAQ Stock Market. Osnat Segev-Harel is an independent director as defined by the NASDAQ listing standards.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2016 and 2015, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2016 and 2015 were $246,000 and $246,276, respectively.

Tax Fees

For the fiscal years ended December 31, 2016 and 2015 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $44,500 and $25,000, respectively.

Other services

For the fiscal year ended December 31, 2016 the aggregate fees billed EY for non-audit services were $21,742. For the fiscal year ended December 31, 2015 the aggregate fees billed EY for non-audit services were $26,946.

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

See pages F-1 through F-41.

ITEM 19.        EXHIBITS

Number	Description
1.1
Amended and restated Articles of Association of the Company dated October 27, 2003 and amended December 22, 2011(incorporated by reference to exhibit 99.1 to the Company’s 6-K Form filed on November 16, 2011).

1.2	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).
2.1	Form of Ordinary Shares Purchase Warrant of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 14, 2011).
4.1	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to Exhibit 4.1 to the Company’s Form 20-F for the year ended December 31, 2012).
4.2	Top Image Systems Ltd. 2003 Amended Option Plan (2013) (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed on September 3, 2013).
4.3	Top Image Systems Ltd. 2016 Israeli Incentive Plan, adopted on December 23, 2016.
4.4	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).

Number	Description
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

4.8	Securities Purchase Agreement dated December 5, 2016 by and between the Company and HCP-FVE, LLC.
4.9	Convertible Note, dated December 5. 2016, issued by the Company to HCP-FVE, LLC.
8	List of Subsidiaries.
12.1	Certification of the principal executive officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global.
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).
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

TOP IMAGE SYSTEMS LTD.
By:	/s/ Brendan Reidy
Brendan Reidy
Chief Executive Officer

Date: April 19, 2017

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd. (the "Company"), as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 19, 2017	A Member of Ernst & Young Global

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,404	$7,636
Restricted cash	262	119
Trade receivables (net of allowance for doubtful accounts of $ 1,594 and $ 1,298 at December 31, 2015 and 2016, respectively)	9,348	6,717
Other accounts receivable and prepaid expenses	932	829

Total current assets	12,946	15,301

LONG-TERM ASSETS:
Severance pay fund	1,327	1,029
Restricted cash	147	145
Long-term deposits and long-term assets	204	136
Property and equipment, net	1,444	1,000
Intangible assets, net	5,058	3,623
Goodwill	19,091	18,405

Total long-term assets	27,271	24,338

Total assets	$40,217	$39,639

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$77	$3,017
Trade payables	1,541	1,237
Deferred revenues	2,966	3,594
Accrued expenses and other accounts payable	4,421	3,430

Total current liabilities	9,005	11,278

LONG-TERM LIABILITIES:
Accrued severance pay	1,533	1,214
Non-current deferred revenues	3,280	2,626
Long-term convertible note	-	4,388
Other long-term liabilities	407	140

Total long-term liabilities	5,220	8,368

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2015 and 2016; Issued and outstanding: 17,919,126 and 17,932,230 shares at December 31, 2015 and 2016, respectively	199	200
Additional paid-in capital	62,556	63,693
Accumulated other comprehensive loss	(3,021)	(3,561)
Accumulated deficit	(33,767)	(40,377)

Total parent shareholders' equity	25,967	19,955

Non-controlling interest	25	38

Total shareholders' equity	25,992	19,993

Total liabilities and shareholders' equity	$40,217	$39,639

The accompanying notes are an integral part of the consolidated financial statements.

April 19, 2017	/s/ Yossi Dagan	/s/ Brendan Reidy
Date of approval of the	Yossi Dagan	Brendan Reidy
financial statements	Chief Financial Officer	Chief Executive Officer

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016
Revenues:

License	$11,211	$7,708	$5,973
Services	24,644	26,083	25,662

Total revenues	35,855	33,791	31,635

Cost of revenues:
License	1,442	545	701
Services	12,880	15,593	16,119

Total cost of revenues	14,322	16,138	16,820

Gross profit	21,533	17,653	14,815

Operating expenses:
Research and development, net	4,914	4,797	4,581
Selling and marketing	12,967	10,894	7,448
General and administrative	6,819	7,492	6,910
Acquisition related costs	1,170	-	-
Restructuring related costs	-	-	1,142
Amortization of intangible assets	239	390	502

Total operating expenses	26,109	23,573	20,583

Operating loss	(4,576)	(5,920)	(5,768)
Financial expenses, net	352	1,145	956
Other income, net	7	4	12

Loss before taxes on income	(4,921)	(7,061)	(6,712)

Taxes on income (expenses)	(552)	(1,215)	115

Net Loss	$(5,473)	$(8,276)	$(6,597)

Attributes to:
The Company's shareholders	$(5,479)	$(8,295)	$(6,610)
Non-controlling interests	6	19	13

	$(5,473)	$(8,276)	$(6,597)

Net loss per Ordinary share attributable to the Company's shareholders:

Basic	$(0.34)	$(0.46)	$(0.37)

Diluted	$(0.34)	$(0.46)	$(0.37)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data)

	Year ended December 31,
	2014	2015	2016

Net Loss	$(5,473)	$(8,276)	$(6,597)

Foreign currency translation adjustments	(914)	(567)	(540)

Comprehensive Loss	$(6,387)	$(8,843)	$(7,137)

Attributed to:
Company's Shareholders	$(6,387)	$(8,843)	$(7,150)
Non-controlling interests	6	19	13

Comprehensive Loss	$(6,381)	$(8,824)	$(7,137)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other			Non
	Ordinary shares		paid-in	comprehensive	Accumulated		controlling
	Number	Amount	capital	loss	deficit	Total	Interest	Total Equity

Balance at January 1, 2014	12,088,049	$133	$37,114	$(1,540)	$(19,993)	$15,714	$-	$15,714

Exercise of warrants and stock options	220,100	2	376	-	-	378	-	378
Issuance of Ordinary shares, net *)	3,162,500	36	13,660	-	-	13,696	-	13,696
Issuance of Ordinary shares in conjunction of business acquisition	2,353,310	27	9,739	-	-	9,766	-	9,766
Other comprehensive loss	-	-	-	(914)	-	(914)	-	(914)
Share-based compensation expenses	-	-	670	-	-	670	-	670
Net loss	-	-	-	-	(5,479)	(5,479)	6	(5,473)

Balance at December 31, 2014	17,823,959	198	61,559	(2,454)	(25,472)	33,831	6	33,837

Exercise of warrants and stock options	95,167	1	189	-	-	190	-	190
Other comprehensive loss	-	-	-	(567)	-	(567)	-	(567)
Share-based compensation expenses	-	-	808	-	-	808	-	808
Net loss	-	-	-	-	(8,295)	(8,295)	19	(8,276)

Balance at December 31, 2015	17,919,126	199	62,556	(3,021)	(33,767)	25,967	25	25,992

Exercise of warrants and stock options	13,104	1	17	-	-	18	-	18
Other comprehensive loss	-	-	-	(540)	-	(540)	-	(540)
Share-based compensation expenses	-	-	1,120	-	-	1,120	-	1,120
Net loss	-	-	-	-	(6,610)	(6,610)	13	(6,597)

Balance at December 31, 2016	17,932,230	$200	$63,693	$(3,561)	$(40,377)	$19,955	$38	$19,993

*)	Net of issuance expenses in the amount of $ 350.

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Cash flows from operating activities:
Net Loss	$(5,473)	$(8,276)	$(6,597)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Share-based compensation expenses	670	808	1,120
Depreciation and amortization	1,041	1,876	2,103
Accrued severance pay, net	(38)	63	(21)
Decrease in long term assets	131	61	69
Decrease in deferred tax assets, net	56	820	-
Decrease (increase) in trade receivables, net	(4,427)	2,015	2,456
Increase in interest pay	-	-	17
Increase (decrease) long term liabilities	155	(40)	(301)
Decrease (increase) in other accounts receivable and prepaid expenses	201	(184)	51
Increase (decrease) in trade payables	855	41	(96)
Increase in deferred revenues	134	655	104
Increase (decrease) in accrued expenses and other accounts payable	1,810	1,121	(866)

Net cash provided by (used in) operating activities	(4,885)	(1,040)	(1,961)

Cash flows from investing activities:
Decrease in restricted deposits	180	48	145
Increase in long term deposits	(74)	(23)	(2)
Purchase of property and equipment	(171)	(905)	(225)
Business acquired	(7,806)	(216)	-

Net cash used in investing activities	(7,871)	(1,096)	(82)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Cash flows from financing activities:
Proceeds from exercise of Warrants and stock options	378	190	18
Proceeds from Issuance of Ordinary shares, net of issuance expenses	13,696	-	-
Change in other long term convertible note	-	-	4,422
Increase in short term bank borrowings	-	77	2,923

Net cash provided by financing activities	14,074	267	7,363

Effect of exchange rate on cash and cash equivalent balances	(135)	(113)	(88)

Increase (decrease) in cash and cash equivalents	1,183	(1,982)	5,232
Cash and cash equivalents at the beginning of the year	3,203	4,386	2,404

Cash and cash equivalents at the end of the year	$4,386	$2,404	$7,636

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$67	$14	$72

Interest	$35	$107	$143

Supplemental disclosure of Non- cash flow information:

Account payables with respect to business acquisition*)	$(216)	$-	$-
Payment in shares for business acquisition *)	$(9,766)	$-	$-

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

The Company operates in one reportable segment and its revenues are mainly derived from two sources: (i) license revenue and (ii) services revenue which include Software as a Services ("SaaS"), professional services, maintenance and technical support.

The Company does not have one customer the accounts for more than 10% of revenues.

The Company's shares are traded on The NASDAQ Stock Market LLC in the United States.

b.
The Company's main marketing and sales activities are conducted through its wholly owned subsidiaries in the United States, the United Kingdom, Germany, Hong Kong, Japan and Singapore.  On June 30, 2014, the Company, established a new subsidiary in Australia, Top Image Systems Pty Ltd. (or "TIS Australia"), together with one of its partners.

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

d.
On July 16, 2014, the Company signed an Agreement and Plan of Merger (the "Agreement") to acquire all the outstanding shares of eGistics, Inc. ("eGistics"), a provider of private cloud-based document management solutions in the USA, for a total consideration of $ 17,788.

The transaction was effected by paying of $8,022 in cash, net of working capital related adjustment, as disclosed in the Agreement, and through the issuing of a total 2,353,310 of the Company's Ordinary shares based on the fair value of share on the closing date.

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

For those subsidiaries, whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income (loss) items are translated at average exchange rates prevailing during the year. Related translation adjustments are recorded as a separate component of accumulated other comprehensive loss in changes in shareholders' equity.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Company on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Company will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

During the years 2014, 2015 and 2016, no impairment losses had been identified for intangible assets and property and equipment.

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

The Company operates in one operation-based segment and in one reporting unit. The Company performed a qualitative assessment during the fourth quarter of 2016 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

During the years 2014, 2015 and 2016, no impairment charge was recognized.

j.	Intangible assets:

Intangible assets are comprised of acquired technology and customer relations. Definite-lived intangible assets are amortized over their estimated useful life. Acquired technology is amortized on a straight-line basis over a period of 3.2 years. Customer relations are amortized using accelerated amortization method over a period of 8.5 years.

k.	Revenue recognition:

The Company reports its revenue in two categories: (i) license, which includes mainly perpetual license; and (ii) services, which includes SaaS revenue, service revenue, including revenue from professional services, training services and post-contract customer support ("PCS").

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for the sale of perpetual software in accordance with ASC 985-605, "Software Revenue Recognition ("ASC 985-605")". ASC 985-605 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence ("VSOE") of fair value. VSOE is based on the price charged when an element is sold separately or renewed. Revenues are allocated under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all the delivered elements, and when all ASC 985-605 criteria for revenue recognition are met.

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

Additionally, as the Company is unable to reliably determine what competitors' products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP.

Deferred revenues represent unearned amounts received for PCS and professional services arrangements that are paid by customers and not yet recognized as revenues.

The Company generally does not grant a right of return to its customers.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Cost of Revenue

Our total cost of revenue is comprised of the following:

1.	Cost of License Revenue-Cost of license revenue is comprised primarily of third-party license and hardware costs.

2.
Cost of Services Revenue-Cost of services revenue is primarily comprised of personnel costs of our technical implementation, support and training teams. Cost of services revenue also includes contractors and facilities costs.

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

At December 31, 2016, the Company has one share-based employee compensation plan, which is described extensively in Note 11.

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

The Company estimates the fair value of stock options granted using the Monte-Carlo simulation option-pricing model. The Monte-Carlo Simulation for option pricing requires a few assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected life of employee options is a derived output of this assumption from the Monte-Carlo Simulation.

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2014	2015	2016

Dividend yield	0%	0%	0%
Expected volatility	40%-80%	36%-69%	40%-86%
Risk-free interest rate	0.12%-2.63%	0.26%-2.30%	0.52%-2.55%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple- employees	-	2.50	2.60
Suboptimal exercise multiple- management	2.62-2.66	2.50-2.60	3.00

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

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

Severance expenses for the years ended December 31, 2014, 2015 and 2016 amounted to approximately $ 370, $ 295 and $ 246, respectively.

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

v.	Contingent liabilities:

The Company accounts for its contingent liabilities in accordance with ASC 450 definition. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2016, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers", an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-11, 2016-12 and 2016-20, respectively. The new standards provide enhancements to the quality and consistency of how revenue is reported while also improving comparability in the financial statements of companies reporting using IFRS and US GAAP. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. ASU 2014-09 was initially scheduled to be effective for annual and interim reporting periods beginning after December 15, 2016 and may be adopted either on a full retrospective or modified retrospective approach. However, on July 9, 2015, the FASB approved a one year deferral of the effective date of ASU 2014-09. The revised effective date is for annual reporting periods beginning after December 15, 2017 and interim periods thereafter, with an early adoption permitted as of the original effective date. The Company is continuing to evaluate the impact of the standard, its disclosure requirements under the new standard, and its adoption method is subject to change. The Company is in the process of analyzing its contracts to quantify the impact that the adoption of the standard will have on revenue.

In March 2016, the FASB issued ASU 2016-09, "Compensation – Stock Compensation", which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company has decided not to early adopt this standard and is currently evaluating this ASU to determine the impact of its adoption on the consolidated financial statements.  The Company is continuing to evaluate the impact of the adoption of ASU 2016-09.

In February 2016, the FASB issued ASU 2016-02, "Leases", on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently evaluating whether to early adopt this standard and the potential effect of the guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard, which will be effective for the Company beginning in the first quarter of fiscal year 2021, is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has decided not to early adopt this standard and is currently evaluating the ASU to determine the impact of its adoption on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 requires that the statement of cash flows provides the change in the total of cash, cash equivalents, and restricted cash or restricted cash equivalents. This will result in us no longer showing the changes in restricted cash balances as a component of cash flows from financing activities but instead include the balances of both current and long-term restricted cash with cash and cash equivalents in total cash, cash equivalents and restricted cash for the beginning and end of the periods presented. The ASU will become effective in the first quarter of fiscal year 2018, early adoption is permitted. The Company has decided not to early adopt this standard and is currently assessing when it expects to adopt the ASU and the effects it will have on the financial statements.

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2016

Government authorities	$32	$45
Prepaid expenses	707	700
Rent and motor leasing deposits	30	31
Others	163	53

	$932	$829

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT

	December 31,
	2015	2016
Cost:

Computers and peripheral equipment	$7,291	$7,385
Office furniture and equipment	917	1,019
Leasehold improvements	109	109

	8,317	8,513
Accumulated depreciation:

Computers and peripheral equipment	6,055	6,607
Office furniture and equipment	740	816
Leasehold improvement	78	90

	6,873	7,513

Depreciated cost	$1,444	$1,000

Depreciation expenses amounted to $ 277, $ 641 and $668 for the years ended December 31, 2014, 2015 and 2016, respectively.

As to charges, see Note 8b.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS

Intangible assets arose from the acquisition of the business from eGistics in July 2014 (see Note 1d).

a.	Identifiable intangible assets:

	December 31,
	2015	2016
Original amount:
Customer relations	$3,997	$3,997
Technology	3,005	3,005

	7,002	7,002
Accumulated amortization:
Customer relations	535	1,032
Technology	1,409	2,347

	1,944	3,379

	$5,058	$3,623

b.	Amortization expenses amounted to $ 1,235 and $ 1,435 for the years ended December 31, 2015 and 2016, respectively.

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2017	1,270
2018	649
2019	615
2020	466
2021	354
And thereafter	269

$3,623

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2016 are as follows:

Balance as of January 1, 2015	$19,377

Foreign currency translation adjustments	(286)

Balance as of December 31, 2015	19,091

Foreign currency translation adjustments	(686)

Balance as of December 31, 2016	18,405

NOTE 7:	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2015	2016

Employees and payroll accruals	$285	$255
Government authorities	801	621
Accrued vacation pay	211	175
Accrued expenses	1,569	1,478
Factoring advance payments	615	167
Capital leases – current portion	440	271
Other	500	463

	$4,421	$3,430

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 3%-3.5% of revenues from sale of its iCMR software, up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $651 as of December 31, 2016.

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

As of December 31, 2016, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles, rental facilities and certain equipment:

2017	1,231
2018	628
2019	461
2020	251
2021	156

Total	$2,727

Rental expenses for motor vehicles, facility rental and certain equipment expenses amounted to $ 1,279, $ 1,194 and $ 1,361 for the years ended December 31, 2014, 2015 and 2016, respectively.

3.
In October 2015, the Company applied for a line of credit with an Israeli bank ("the bank") for up to $3,000. The Company requested and received a bridge line of credit of $500, for the period until a formal credit line approval could be reached, based on several conditions and financial covenants. The line of credit bears interest rate of Libor + 4%.

On March 6, 2016, the Company received approval and signed for the line of credit with the bank. According to the agreement, the Company is provided with the aggregate principal amount of Account Receivables ("AR") loan and AR credit line which will not exceed the lower of $3,000 and the sum of 70% of the aggregate value of eligible AR, as defined in the agreement. The line of credit bears interest rate of Libor + 4.2%. In the framework of the agreement, the Company undertook certain financial covenants, which mainly effected by cash, AR and EBITDA.

During the year ended December 31, 2016, from time to time the Company used this line of credit and recorded interest expenses in the amount of $84. As of December 31, 2016 the credit line balance was $3,000.

As of December 31, 2016, the Company did not meet one of the financial covenants of the credit line. As a result, the Company had to pay a fine of $10.

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

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 119.

2.	The Company provided certain customers and vendors with a $ 145 bank guarantee.

d.	Legal proceedings:

During 2016, a prior customer sued the Company for wrongful cancellation of a contract for the supply and installation of Software. The Company and its attorneys still cannot assess the possible outcome of these demands yet.

During 2016, a third party that the Company works with sued the Company for alleged comments that they believe the Company made that could lead to a breach of contract. The Company has filed a counter-suit and at this point the Company and its attorneys cannot assess the possible outcome.

In January 2017, one of the Company's customers claimed for damages, alleging faulty implementation of one of the Company's products. The Company and its attorneys still cannot assess the possible outcome of these demands yet.

In February 2017, a third party that the Company works with sent a demand letter for alleged comments that they believe the Company made that could lead to a breach of contract, the Company is negotiating a resolution to this matter. The Company and its attorneys cannot assess the possible outcome.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2016, the Company believes that it is meeting the aforementioned conditions.

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

As of December 31, 2016, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Benefited Enterprise".

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

A dividend distributed from income which is attributed to a Preferred Enterprise/Special Preferred Enterprise will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual – 15% in 2013 and 20% as of 2014 (iii) non-Israeli resident - 15% in 2013 and 20% as of 2014 subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

In December 2016, a proposed amendment (Amendment 73) was suggested with a special tax track for technological enterprises, which are subject to rules that are to be issued by the minister of Finance in the near future. Once it has been added to the tax laws, the Company will consider its effect.

3.         Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it.  An "Industrial Enterprise" is defined as an enterprise, located in Israel, owned by an Industrial Company, whose major activity in a given tax year is industrial production activity. The Company believes it meets all the criteria to be classified as an "industrial company", as defined by the Industry Encouragement Law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

4.         Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

5.	According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2011 are considered as final assessments.

b.	Carryforward losses:

As of December 31, 2016, Top Image Systems Ltd. has accumulated carryforward losses and capital losses in the amount of $ 16,300 and $ 1,892, respectively. The losses can be carryforward against relevant taxable income for an indefinite period. As of December 31, 2015, the Company fully depreciated its deferred tax assets for its carry forward net operating losses in Israel.

As of December 31, 2016, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 26,906.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

As of December 31, 2016, the U.S. subsidiaries had U.S. Federal and State net operating losses carryforwards of approximately $ 22,023, which can be carried forward and offset against taxable income for 5 to 18 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result, the Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

Operating losses carryforwards of its subsidiaries in Singapore, Japan and UK in the total amount of $ 2,809, $ 2,074 and $ 0, respectively, as of December 31, 2016, can be carried forward indefinitely since the Company does not expect to utilize them in the near future.

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

d.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2015	2016

Domestic	$(6,343)	$(5,453)	$(6,012)
Foreign	1,422	(1,608)	(700)

	$(4,921)	$(7,061)	$(6,712)

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

e.	Taxes on income (expenses) are comprised as follows:

	Year ended December 31,
	2014	2015	2016

Current taxes	$(496)	$(194)	$115
Deferred taxes	(56)	(1,021)	-

	$(552)	$(1,215)	$115

Domestic	$(166)	$(1,268)	$-
Foreign	(386)	53	115

	$(552)	$(1,215)	$115

f.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2015	2016

Carryforward losses	$12,899	$12,859
Research and development expenses	712	547
Accrued severance pay	52	46
Accrued vacation pay	33	28

Deferred tax assets before valuation allowance	13,696	13,480

Deferred tax liability:
Intangible assets	(1,922)	(1,377)
Deferred revenues	(46)	(62)

Deferred tax liabilities before valuation allowance	(1,968)	(1,439)

Net deferred tax assets before valuation allowance	11,728	12,041

Valuation allowance	(11,728)	(12,041)

Net deferred tax assets	$-	$-

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

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

Based on a consideration of these factors, the Company has established a valuation allowance of $ 11,728 and $ 12,041 at December 31, 2015 and 2016, respectively.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

h.	A reconciliation of the beginning and ending amounts of unrecognized tax benefits in the year ended December 31, 2015 and 2016 are as follows:

Gross unrecognized tax benefits as of January 1, 2015	$213
Deduction of unrecognized tax benefits	(213)

Gross unrecognized tax benefits as of December 31, 2015	-

Gross unrecognized tax benefits as of January 1, 2016	-
Increase in tax provisions prior years	261
Increase in tax provisions current year	54

Gross unrecognized tax benefits as of December 31, 2016	315

As of December 31, 2016 there was $315 of unrecognized income tax benefits that, if recognized, would impact the effective tax rate in the period in which each of the benefits is recognized. The Company includes interest and penalties related to unrecognized tax benefits within the provision for income taxes on the consolidated statements of operations. The total amount of penalties and interest is approximately $57 as of December 31, 2016.

NOTE 10:       LONG-TERM CONVERTIBLE NOTE

On December 5, 2016, the Company entered into a convertible note agreement with a new investor, in the amount of $4,388 net of issuance expenses in the amount of $612. The note has a term of four years with a maturity date of December 5, 2020, should it not be converted before that time. The note shall accrue interest equal to the prime rate, as published by the Wall Street Journal plus 2.5%, if being paid in cash, or 3% if payment is made in securities of the Company's, per year. The Company bares sole discretion as to how it shall pay interest. The interest will be compounded quarterly so long as it is unpaid and the loan is unconverted. Conversion to Preferred Shares is dependent on the approval of the amendment of the Article of Association ("AOA"), to include a new class of preferred shares of the Company, by the shareholders. If the Shareholders do not approve the changes to the amended AOA, the Company must call a special meeting of its shareholders no later than 90 days after the annual shareholder meeting to re-seek approval. The company must continue this process until approval is received. If shareholder approval is not received by the maturity date, the Company will have to repay the note to the investor.

When and if the note is converted to Preferred Shares, it will be at a conversion price of $1.776 (subject to adjustment as stated in the company's AOA).

The investor has the option to convert any or all Preferred Shares into Ordinary Shares. The number of Ordinary Shares issuable upon conversion of Preferred Shares will be equal to the Stated Value (the Conversion Price of the Note on the date of the exchange of the Note for the Initial Preferred Shares), multiplied by the number of Preferred Shares to be converted, divided by the Conversion Price ($1.776,as adjusted). In no conversion situation may the holder hold more that 9.99% of the outstanding Ordinary Shares.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:       LONG-TERM CONVERTIBLE NOTE (Cont.)

If at any time after December 5, 2017, the Closing Price is 250% greater than the Conversion Price for at least 45 consecutive Trading Days then the Company may elect to require the investor to convert a portion or all of their outstanding Preferred Shares into Ordinary Shares. However, the company is required by the SPA to file a "shelf" registration statement with the SEC, in the event that the initial "shelf" Registration Statement is not effective as of December 5, 2017, the Mandatory Conversion Commencement Date shall be extended until the Registration Statement is effective.

NOTE 11:	SHAREHOLDERS' EQUITY

a.	Dividends:

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

c.	Employee Stock Option Plan (2016):

The Employee Stock Option Plan (2016) ("the ESOP 2016") is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance.

In December 2016, the Board of Directors and the shareholders of the Company approved the additional pool of options to purchase additional 2,193,396 Ordinary shares, respectively, pursuant to the ESOP 2016.

During the year ended December 31, 2016, the Company's Board of Directors approved the grant of 736,654 options and 563,655 RSUs to certain employees, officers and directors of the Company. The options were granted at an exercise price range between $1.66 to $2.55 per share. Such options and RSUs have vesting schedules of between 1 to 3 years.

During the year ended December 31, 2016, the Company's Board of Directors approved the grant of 20,000 options to an external consultant of the Company. The options were granted at an exercise price of $1.55 per share. Such options have vesting schedules of between 1 to 2 years.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2016, an aggregate amount of 874,040 options are still available for future grant under of the above mentioned plan.

As of December 31, 2016, 2,343,760 options are outstanding.

d.	Repricing:

On August 3, 2016, the board of directors approved the repricing of all unvested options as of that date, to an exercise price of $ 2.11. The number of options and the vesting terms for the repriced options remained unchanged. The Company accounted for the effect of the amendment on its outstanding options as a modification under the provisions of ASC 718, and recorded an additional expense in the amount of $56 in 2016.

e.	The following is a summary of the Company's stock options granted to employees among the various plans:

	Year ended December 31, 2016
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	1,855,809	$3.48	7.72	$555
Granted	736,654	1.72
Exercised	(13,104)	1.30
Forfeited	(255,599)	3.83

Outstanding at the end of the year	2,323,760	$2.89	7.63	$-

Exercisable at the end of the year	1,326,596	$3.11	6.34	$-

Vested and expected to vest at end of year	2,252,771	$2.56	7.64	$-

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. Total intrinsic value of options exercised for the year ended December 31, 2016 was $ 0. As of December 31, 2016, there was $ 1,627 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2003 and 2016 Stock Plans. This cost is expected to be recognized over a period of approximately 2.75 years.

The weighted average grant date fair values of options granted during 2015 and 2016 were $ 1.67 and $ 0.93, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options granted to non-employees plan:

	Year ended December 31, 2016
Issuance Date	Options of shares of common stock	Exercise price per share	Option exercisable	Exercisable through
	(number)		(number)
May 2016	20,000	1.55	-	-

The options outstanding as of December 31, 2016, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2016	life (years)	price	2016	exercisable

$1.30	52,653	2.45	1.30	52,653	1.30
$1.55 - $ 2.25	1,597,005	7.92	1.94	621,502	2.16
$3.30 - $ 6.04	694,102	7.35	4.12	652,441	4.17

	2,343,760	7.63	2.88	1,326,596	3.11

f.	Restricted Stock Units ("RSUs")

During 2016, the Company updated their Stock Option Plan to include RSUs.

On December 23, 2016, the shareholders of the Company approved the grant of 563,654 RSUs.  One third will be exercisable on August 23, 2017, the remaining two thirds will be exercisable over a period of 24 months- 1/36 portion every month, starting September 23, 2017.

As of December 31, 2016, 563,654 RSUs were outstanding with an aggregate amount of 194,048 RSUs still available for future grants under of the above mentioned plan.

The following is a summary of the Company's RSUs granted:

	Number of Shares Underlying Outstanding Restricted Stock Units	Weighted- Average Grant Date Fair Value
Outstanding as of January 1, 2016	-	-
Granted	563,654	1.22
Vested	-	-
Forfeited	-	-
Unvested as of December 31, 2016	563,654	$1.22

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       SHAREHOLDERS' EQUITY (Cont.)

h.	Warrants:

As part of a private placement transaction in 2011, the Company granted its Investors and its agents, for no additional consideration, warrants to purchase 441,750 of the Company's Ordinary shares of NIS 0.04 par value each. The warrants are exercisable on or after six months from June 13, 2011 for a period of five years thereafter, at an exercise price of $ 2.20 per share.

On June 2016, the remaining warrants have been expired, and there are no warrants outstanding for future exercise.

i.	In February 2014, the Company issued 3,162,500 Ordinary shares in conjunction to its public offering (for more details see Note 1c)

j.	On July 16, 2014, the company issued 2,353,310 Ordinary shares in conjunction of the acquisition of eGistics (for more details see Note 1d).

k.
During the years ended December 31, 2014, 2015 and 2016, the Company recognized share-based compensation expense related to employee and consultant, in the amount of $ 670, $808 and $ 1,120, respectively, as follows:

	Year ended December 31,
	2014	2015	2016

Cost of revenues	$162	$150	$211
Research and development, net	71	90	127
Selling and marketing	183	198	243
General and administrative	254	370	539

Total share-based compensation expense	$670	$808	$1,120

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information :

1.	Revenues:

	Year ended December 31,
	2014	2015	2016

License Revenues

Far East	$2,745	$1,433	$1,736
Germany	2,893	2,421	1,099
Rest of Europe	3,035	2,127	922
North and South America	2,091	1,343	1,961
Africa and Middle East	447	384	255

	11,211	7,708	5,973
Service Revenues

Far East	3,536	3,837	4,191
Germany	6,186	4,881	4,164
Rest of Europe	7,121	4,658	4,016
North and South America	7,435	12,270	12,847
Africa and Middle East	366	437	444

	24,644	26,083	25,662

Total revenues	$35,855	$33,791	$31,635

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2015	2016

Israel	$113	$110
USA	1,239	737
Other	92	153

Total Long-lived assets:	$1,444	$1,000

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2014	2015	2016

Net loss used for the computation of diluted net loss per share	$(5,479)	$(8,295)	$(6,610)

Weighted average Ordinary shares outstanding	16,071,608	17,870,588	17,925,684

Effect of dilutive securities:

Employees stock options	*) -	*) -	*) -
Warrants	*) -	*) -	*) -

	-	-	-

Diluted weighted average Ordinary shares outstanding	16,071,608	17,870,588	17,925,684

Basic loss per Ordinary share	$(0.34)	$(0.46)	$(0.37)

Diluted loss per Ordinary share	$(0.34)	$(0.46)	$(0.37)

*) Anti-dilutive.

NOTE 14:	FINANCIAL EXPENSE

	Year ended December 31,
	2014	2015	2016

Interest expenses	$35	$107	$143
Fair value adjustments for deferred revenues	55	109	66
Exchange rate loss	169	828	630
Bank charges	93	101	117

	$352	$1,145	$956

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	RELATED PARTY TRANSACTION

According to the Company's agreement with Izhak Nakar, the previous chairman of the board, in consideration for his services to the Company worldwide, the chairman of the board will be entitled to compensation in the amount of US $ 28.1 plus VAT per month ("the consulting fees"). This amount was reduced to US  $ 25.3 plus VAT per month, during the months of April to December 2016.

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

During 2014, 2015, 2016 the chairman of the board has been entitled to compensation, including the bonus, on the amount of $ 369, $ 323 and $ 359, respectively for his consulting fees.

NOTE 16:       SUBSEQUNT EVENTS

In April 2017, the Company reduced its credit line to $ 2,000.