Form 20-F
period 2017-12-31
TOP IMAGE SYSTEMS LTD
filed 2018-05-16
CIK 1021991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report______

Commission File Number 001-14552

Top Image Systems Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

2 Ben Gurion St, Ramat Gan, 5257334, Israel
(Address of principal executive offices)

Patti Barton
Acting Chief Financial Officer
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

18,167,066 Ordinary Shares

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

          Page

PART I

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

- ii -

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

	2013	2014	2015	2016	2017

	U.S. dollars in thousands (except share and per share data)
Statement of Operations Data:
License Revenues	11,762	11,211	7,708	5,973	5,236
Services Revenues	17,295	24,644	26,083	25,662	24,432
Total Revenues	29,057	35,855	33,791	31,635	29,668
Cost of License Revenues	2,740	1,442	545	701	562
Cost of Services Revenues	9,076	12,880	15,593	16,119	16,093
Total Cost of revenues	11,816	14,322	16,138	16,820	16,655
Gross profit	17,241	21,533	17,653	14,815	13,013
Research and development, net	3,377	4,914	4,797	4,581	4,997
Selling and marketing	9,498	12,967	10,894	7,448	6,586
General and administrative	4,637	6,819	7,492	6,910	6,592
Acquisition related costs	-	1,170	-	-	-
Restructuring Charges	-	-	-	1,142	-
Amortization of intangible assets	-	239	390	502	613
Operating income (loss)	(271)	(4,576)	(5,920)	(5,768)	(5,775)
Financial expense, net	(286)	(352)	(1,145)	(956)	(603)
Other income, net	369	7	4	12	7
Income (loss) from continuing operations before taxes on income	(188)	(4,921)	(7,061)	(6,712)	(6,371)
Taxes (tax benefit) on income	(1)	552	1,215	(115)	(204)
Net income (loss)	(187)	(5,473)	(8,276)	(6,597)	(6,575)
Net profit attributable to non- controlling interest	-	(6)	(19)	(13)	(11)
Net income (loss) attributable to parent company	(187)	(5,479)	(8,295)	(6,610)	(6,586)

Net basic income (loss) per share:	$(0.02)	$(0.34)	$(0.46)	$(0.37)	$(0.37)
Net diluted income (loss) per share:	$(0.02)	$(0.34)	$(0.46)	$(0.37)	$(0.37)
Weighted average number of shares outstanding for basic net income (loss) per share	11,718,960	16,071,608	17,870,588	17,925,684	18,006,776
Weighted average number of shares outstanding for diluted net income (loss) per share	11,718,960	16,701,608	17,870,588	17,925,684	18,006,776

As of December 31,

	2013	2014	2015	2016	2017
Summary of Balance Sheet Data:
Cash and cash equivalents	3,203	4,386	2,404	7,636	2,231
Working capital	8,498	8,974	3,941	4,258	(914)
Total assets	21,647	47,306	40,217	39,639	31,631
Long term debt	1,956	4,355	5,220	8,368	7,763
Total liabilities	5,933	13,469	14,225	19,646	17,463
Shareholders’ equity	15,714	33,837	25,992	19,993	14,168

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

Since our inception in March 1991, we have incurred net losses in every year other than in 1995, 1997, 1998, 2006, 2008, 2011 and 2012, and our losses may recur and continue.  As of December 31, 2017, we had an accumulated deficit of approximately $47 million. We plan to maintain the level of our aggregate product development expenses. We cannot assure you that our revenues will grow or that we will achieve consistent profitability in the future. Failure to increase revenues could result in a material adverse effect on our business, prospects, financial results and results of operations.

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

In May 2018, in order to provide the Company with additional liquidity if needed, we entered into a term sheet (the “Term Sheet”) with Hale Capital Partners which provides for a new senior secured term loan of up to $3 million (the “Senior Loan”) as part of a secured credit facility (the “Credit Facility”) that would include the existing convertible note held by an affiliate of Hale in an amount of $5.6 million.  The Senior Loan would be required to the prepaid on certain events and would be prepayable at the Company’s option at a premium beginning one year following closing.

In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners in exchange for a convertible promissory note (the “Convertible Note”) which bears interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and matures (if not converted prior) in December 2020.  As of March 31, 2018, the principal amount of the Convertible Note is convertible into 3,094,998 of our ordinary shares.  Upon withdrawel from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0%.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing down of the Credit Facility.  If the Company elects not to withdraw funds out of the Credit Facility, it will be obligated to pay to Hale Capital Partners, LP a break up fee of equal to three percent (3%) of the Credit Facility.

In December 2017, we secured a $2.5 million line of credit with a U.S. based bank.  The line was secured by the accounts receivables of our U.S. subsidiary and bore interest at 2.5% or 3% (if in stream line mode) per annum and matured in December 2018.  We had borrowings outstanding of $0.8 million against the line of credit at December 31, 2017.  Subsequent to December 31, 2017, the borrowings under the line were repaid and the line was cancelled.

We may require additional financing in the future to fund our operations and capital requirements.  In such event, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all.  We have no expectation that our existing shareholders will provide any portion of our future financing requirements.  Any inability to obtain additional financing when needed would have a material adverse effect on us, requiring us to curtail our expansion efforts.  In addition, our current and possible future indebtedness, subjects us to risks associated with such substantial indebtedness, including the risk that interest rates may fluctuate or that we may have insufficient resources to repay interest and principal on any such indebtedness.  Any additional equity financing may involve substantial dilution of the interests of our then-existing shareholders.

Volatility in the European Union and questions about its future may negatively affect our European operations.

On June 23, 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit”. As a result of the referendum, the British government and the European Union have begun negotiating the terms of the United Kingdom’s future relationship with the European Union.  Although it is unknown what those terms will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities.  Uncertainties arising from Brexit have resulted in financial volatility in Europe and fluctuations in some of the currencies in which we do business have been attributed to questions about Brexit. In addition, speculation about the future of European Union has led to further uncertainty in the markets.  These developments may have an impact on both our European and worldwide operations and could have a material adverse effect on our business, prospects and financial condition.

The European credit markets, which had a negative impact on the European economy in recent years and experienced an increase in availability of funds and lower borrowing costs in 2017, may have adverse impact on our operations.  In 2015, 2016 and 2017 we generated $14.1 million, $10.2 million and $9.5 million respectively, of revenues from our operations in Europe, which represented 42%, 32% and 32% respectively, of our total revenues. We are not certain that we will be able to maintain those levels in light of the ongoing economic uncertainty in Europe. The uncertainty in the Euro Zone may result in additional deterioration of our customers’ and end-users’ credit quality or access to cash, which could lower the realization rate on our accounts receivable.  Economic difficulties in Europe could lead to the lower demand for such products or services, increase our exposure to losses from bad debts or result in our customers or end-users ceasing operations, any of which could materially adversely affect our business, financial condition and results from operations.

The market for data capture systems, automatic form processing systems and mobile data captures is highly competitive.

The market for data capture systems in general, and for automatic form processing systems in particular, is characterized by intense competition, significant price erosion over the life of the product, and rapidly changing business conditions, customer requirements, and technology.  Our products compete with those developed and marketed by numerous well-established companies, including Kofax, Ephesoft, Esker, Itesoft, Nuance, Mitek Systems, Banctec, EMC (Captiva Software), IBM Datacap, Delux (Wassau) as well as with manual data entry solutions.  Many of our competitors have longer operating histories and greater financial resources than we do.  Furthermore, certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market for computer software.  The fact that our resources are more limited places us at a significant disadvantage.  This risk is particularly acute during difficult economic times. Further, the emerging market for mobile data capture systems in which we are competing, even at this stage of its development, is characterized by intense competition and rapidly changing business conditions, customer requirements, and technology.  The emerging nature of the market may impose financial risks that competitors with greater financial resources are more equipped to bear.

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

The impact of the global economy may have a material adverse effect on our business, results of operations and financial condition.

We sell our products and services in various countries around the world, with a significant concentration in Europe and North America. Consequently, our sales and profitability are dependent on economic conditions globally and in each market we operate in. Changes in consumer and corporate confidence, declines in income and asset values and other adverse factors related to the global economy could result in our customers and the end-users of our products, services and solutions, postponing or reducing spending on our products, services and solutions.  Should those conditions occur, they might adversely affect our business.

Changes in the global economy could lead to a reduced availability of credit which could have a negative impact on the financial condition, and in particular on the purchasing ability, of some of our customers and may also result in requests for extended payment terms, credit losses, insolvencies, limited ability to respond to demand or diminished sales channels available to us. Changes in the global economy combined with a tightening in credit markets could also cause financial difficulties for our suppliers and collaborative partners which may result in their failure to perform as planned and, consequently, in delays in the delivery of our products, services and solutions.

Changes in global economic conditions may also result in inefficiencies due to our reduced ability to forecast developments in our industry and plan our operations accordingly. Adverse economic conditions affecting us, our current and potential customers, their spending on our products, services and solutions, and our suppliers and collaborative partners may have a material adverse effect on our business, results of operations and financial condition.

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

As processing speeds increase, memory capacities expand, software is upgraded, and mobile and onsite infrastructure improve, we need to ensure that our products, capitalize on these developments, and remain compatible with industry standards.  Our ability to compete will depend upon our ability to offer state-of-the-art products generally, and cloud solutions in particular in a timely and cost-effective manner.  Our product decisions must anticipate the changing demand for products. In 2016 we announced the release of our AP for SAP product and in 2017 we announced the release of our AP Cloud product.  We can provide no assurance that these products will be successful or that our efforts to expand our customer base will succeed.  If we are unable to develop, modify and enhance our existing technology to respond to such changing standards and customer demands, our business could be adversely affected.  In addition, the development of new technologies, new product introductions or enhancements by our competitors could adversely affect our sales.

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

In 2017 one customer accounted for more than 10% of our revenues.  Loss of this customer would have a material adverse effect on the Company. We are actively recruiting additional large customers and partners for our products.  If we become dependent on one or more large customers our, business, prospects, financial conditions and results of operations could be adversely affected by the loss of such customers.

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

In 2015, 2016, and 2017 approximately 42%, 32%, and 32%, respectively, of our revenues were generated from sales made in the European Union. If this trend continues, we may be more particularly exposed to the risk of losing business and revenues as a result of trade restrictions imposed by the European Union as well as ramifications of the debt crisis in certain European countries.  See “Volatility in the European Union and questions about its future may negatively affect our European operations.”.

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

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill. Since 2011 there has been increasing instability in neighboring Arab countries including Syria, Egypt, Jordan, Tunisia, Libya, Bahrain, and Yemen culminating in the replacement of certain leaders in some of those countries and the control of territories by extremist Islamic groups.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, Iran’s military presence in Syria, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Civil war in Syria has intensified and has become increasingly complex over recent months resulting in volatile developments in the region. Stray rounds from the conflict have landed in Israel from time to time and there have been cross-border skirmishes which increase the risk of escalation.

In December 2017 the United States announced a plan to move the United States embassy in Israel from Tel Aviv to Jerusalem drawing criticism from Arab and European leaders and spurring protests in Israel.  Jerusalem is one of the world’s most fiercely contested areas as it is claimed by both Palestinians and Israelis.  The United States moving its embassy may have an impact in efforts to create peace between Israel and Palestinians.

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

We have received grants on a number of occasions from the National Technological Innovation Authority (the "NTIA") of the government of Israel NTIA under the Law for the Encouragement of Research, Development and Technological Development in Industry, 1984. (Until the NTIA was created in an amendment to that law in 2015, such grants were made and administered by the Office of the Chief Scientist of the Ministry of the Economy.  We will refer use "NTIA" with regard to all such grants, even if they pre-date the amendment.)  Such grants were given to finance a portion of our research and development expenditures in Israel.  Such grants generally bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of the grant, linked to the dollar, plus interest at the LIBOR rate. The grants received during 2012 through 2017 totaled $0.7 million.  During 2016 and 2017 we received grants from the NTIA totaling $0.24 and $0.02 million,  respectively. The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether or the NTIA may not accede to future grant requests from us.  In addition, if we fail to comply with any of the conditions imposed by the NTIA, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the NTIA, together with interest and penalties.  The terms of the NTIA grants limit our ability to transfer technologies outside of Israel without the prior approval of the NTIA, if such technologies were developed using NTIA grants or arose out of such technologies.  The NTIA has the right, but not the obligation, to allow transfer of technology outside of Israel. Even if we receive approval for the transfer of technology outside of Israel, such approval of the NTIA may not be obtained on terms that are acceptable to us, or at all.

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

We are incorporated in Israel. Some of our executive officers and directors are nonresidents of the U.S., and a majority of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S. against us or any such persons or to effect service of process upon these persons in the U.S. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws if they conclude Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court would agree to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.

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

According to NASDAQ listing standards, if the stock price of a listed company falls below $1.00 a share for a period of 30 consecutive business days, such company’s stock may be subject to delisting unless such failure is cured within 180 days from the date on which NASDAQ notifies the listed company of such failure. There were periods in 2009, 2010 and 2017 during which our stock price fell below $1.00 per share.

If we fail to maintain the minimum price for our ordinary shares required by NASDAQ or comply with other continued listing requirements of NASDAQ, our ordinary shares could be involuntarily delisted.

A large number of our ordinary shares could be sold in the market in the near future, which would cause downward pressure on the market price for our ordinary shares.

As of March 31, 2018, we had approximately 18,251,722 ordinary shares outstanding, of which 14,127,114 were held by shareholders who were not our directors, executive officers and more than 10% shareholders.  A substantial portion of our shares is currently freely trading without restriction under the Securities Act of 1933, as amended, or the Securities Act, having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.  As of March 31, 2018, there were outstanding options to purchase an aggregate of approximately 2,612,265 ordinary shares. In addition, there were 407,725 outstanding RSUs.

In May 2018, we entered into the Term Sheet.  In connection with the Credit Facility we will issue 10-year warrants to purchase the number of our ordinary shares equal to 40% of the total Credit Facility divided by the market price.  The warrants will have an exercise price equal to the market price of the ordinary shares plus 15%.

In December 2016, we borrowed $5 million in exchange for the Convertible Note, which bears interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and matures (if not converted prior) in December 2020.  As of March 31, 2018, the principal amount of the Convertible Note is convertible into 3,094,998 of our ordinary shares.

Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0%.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing down of the Credit Facility.

The issuance of and resale of our ordinary shares that may be issued to HCP FVE on conversion of the Convertible Note or exercise of the Warrants could have a negative impact on the price of our ordinary shares.

Future issuances of our ordinary shares could adversely affect the trading price of our ordinary shares and could result in substantial dilution to shareholders.

In May 2018, we entered into the Term Sheet.  In connection with the Credit Facility we will issue 10-year warrants to purchase the number of our ordinary shares equal to 40% of the total Credit Facility divided by the market price.  The warrants will have an exercise price equal to the market price of the ordinary shares plus 15%.

In December 2016, we borrowed $5 million in exchange for the Convertible Note, which bears interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and matures (if not converted prior) in December 2020.  As of March 31, 2018, the principal amount of the Convertible Note is convertible into 3,094,998 of our ordinary shares.  Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0%.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing down of the Credit Facility.

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

Our compliance and reporting costs will increase at such time that we are no longer a foreign private issuer.

We are required to annually determine whether we continue to qualify as foreign private issuer. Although our most recent annual determination applicable to the period covered by this report concluded  that we were a foreign private issuer, we believe that prospectively, our status may change. In particular, due to changes in our board of directors and our latest assessment of the percentage of our securities held by U.S. persons, we believe that at the time of our next determination of status, we may not qualify as a foreign private issuer.  If that occurs, we would be subject to the more detailed filing requirements of the United States Securities Exchange Act of 1934 as they apply to domestic U.S. companies.  As a result, we would be required to file current reports on form 8-K, quarterly reports on Form 10-Q, and annual reports on Form 10-K, and be subject to additional accounting and reporting requirements.  We anticipate that the increased compliance will significantly increase our legal and accounting costs and could negatively affect our business, prospects, and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2017, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

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

Recent Developments

Credit Facility with Hale Capital Partners

In May 2018, in order to provide the Company with additional liquidity if needed, we entered into the Term Sheet with Hale Capital Partners which provides for a new senior secured term loan of up to $3 million as part of the secured Credit Facility that would include the existing Convertible Note held by an affiliate of Hale in an amount of $5.6 million.  The Senior Loan would include monthly repayments of $50,000 in 2019 and $100,000 from January 2020 through maturity (such amount to increase on the happening of certain events), an interest rate of Prime plus 5% payable monthly and a 36-month term.  In connection with the Credit Facility we will issue 10-year warrants to purchase the number of our ordinary shares equal to 40% of the total Credit Facility divided by the market price.  The warrants will have an exercise price equal to the market price of the ordinary shares plus 15%. The Credit Facility will be secured by the Company’s assets and will be guaranteed by each of our subsidiaries, subject to certain limitations.   The Senior Loan would be required to the prepaid on certain events and would be prepayable at the Company’s option at a premium beginning one year following closing.

Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0% and the convertibility to convertible preferred shares will be cancelled.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing down of the Credit Facility.  If the Company elects not to withdraw funds out of the Credit Facility, it will be obligated to pay to Hale Capital Partners, LP a break up fee of equal to three percent (3%) of the Credit Facility.

Appointment of Don Dixon as Chairman of the Board

Effective January 1, 2017 Mr. Don Dixon has assumed the position of Chairman of the Company’s Board of Directors; Mr. Izhak Nakar, Company Founder, stepped down from his position as Active Chairman as of the same day. Mr. Nakar remains a member of the Company’s Board of Directors and is still a significant shareholder of the Company. Until June 30, 2017 Mr. Nakar continued to provide some of the services to the Company in his role as Active Chairman.

Mr. Dixon is a Managing Director of Trident Capital, a major shareholder in Top Image Systems, and has extensive experience in transforming and growing shareholder value for the companies under his management. He brings his expertise, experience and global network of business contacts to the Company. In the past, Mr. Dixon has led companies which have become industry leaders, including Qualys, Merchant e-Solutions, Bytemobile, CSG Systems, and eGistics, Inc., which was acquired by the Company in 2014. Over the course of his career, Mr. Dixon has been involved in successful exits from 36 companies. He has been a member of various boards of directors, including Affiliated Computer Systems which was later sold to Xerox.  Mr. Dixon is also Co-Chairman of the Advisory Committee of the Princeton University School of Engineering and Applied Sciences and serves on the Advisory Board of the Harvard Kennedy School Center for Public Leadership.

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

Consolidation of  Operations

During fiscal 2017, TIS announced and implemented additional measures to achieve cost reductions through consolidation and restructuring:

Consolidation of sales and marketing functions for the Americas into our US headquarters in Plano, Texas, under the leadership of John McCaffrey, Vice President and General Manager of TIS Americas.  John brings to TIS a wealth of experience and proven track record in building high performance organizations, delivering sustained top-line revenue growth and shareholder value.  He has consistently delivered results in senior leadership roles including as Advisory Consulting / Professional Services, Enterprise Sales, Marketing, Major Account Management and Strategic Partnerships.  John was led the professional service team at Virtustream prior to its $1.2B acquisition by EMC in 2015.  In addition, John served on the leadership team of Clarus Systems (sold to OPNET, now Riverbed) and Adjoined Consulting (sold to Kanbay, now Capgemini).  Mr. McCaffrey started his career in the telecom industry at US WEST (now CenturyLink).  He holds an M.S. from the MIT Sloan School of Management, an M.A. from Boston University and a B.S. in Engineering from Princeton University.  He also serves as a U.S. Air Force veteran, having attained the rank of Captain.

Integration of the global Engineering teams under Arvind Sharma, Senior Vice President of Engineering. Arvind brings over 25 years of experience in the software industry, developing products in various fields such as mobile technologies, cloud solutions, and cybersecurity. He has led cross-functional teams to success by implementing new processes, innovative automation techniques and Agile/SCRUM methodologies. With in-depth knowledge of cyber security, Arvind’s expertise includes compliance, regulations, data breaches and protection strategies. Arvind’s past experience includes working at companies such as AT&T Bell Labs, Motorola and Yahoo!, as well as multiple startups in the San Francisco Bay Area. More recently, he led the engineering efforts for a cybersecurity firm and has managed global teams in the US, China, Canada, Mexico, India and Spain. Arvind brings to TIS his passion for building high-caliber engineering teams that develop platforms in Public/Private Cloud, SaaS Products, Big Data, Web APIs, Mobile and Web Applications. Arvind holds a degree in Physics and Computer Science from University of Bombay, India.

Appointment of Patti Barton as Acting Chief Financial Officer. Having joined Top Image Systems in 2015, Ms. Barton previously served as the Company’s Vice President - Global Finance in our US headquarters. Ms. Barton has more than 30 years of experience with leading finance organizations at companies such as Pulte Homes, Fannie Mae and Inland Investments.  She is a seasoned finance executive with broad experience in strategic management and finance, as well as in SEC reporting and risk management. Ms. Barton previously served eight years with KPMG and is a licensed CPA.  Ms. Barton earned a B.B.A. from the University of Texas at Arlington College of Business.

                Yossi Dagan, Chief Financial Officer, Kristian Niklasson, Chief Services Officer and Michael Schrader, President made decisions to pursue other opportunities.  Brendan Reidy assumed responsibilities for EMEA Operations and Professional Services.  With the continuity of Brendan Reidy and Patti Barton, as well as the addition of Arvind Sharma and John McCaffrey, we experienced little operational impact during the transition of our management team.

Credit Facility with a U.S. Based Bank

                In December 2017, we secured a $2.5 million line of credit with a U.S. based bank.  The line is secured by the accounts receivables of our U.S. subsidiary and bears interest at 2.5% or 3% (if in stream line mode) per annum and matures in December 2018.  We had borrowings outstanding of 0.8 against the line of credit at December 31, 2017.  Subsequent to December 31, 2017, the borrowings under the line were repaid and the line was cancelled

Sale of Convertible Note to HPE-FVE, LLC

 In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners in exchange for the Convertible Note which bears interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and matures (if not converted prior) in December 2020.  As of March 31, 2018, the principal amount of the Convertible Note is convertible into 3,094,998 of our ordinary shares.  The transaction contemplates revising our Articles of Association to create a new class of Company preferred stock.  Our stockholders approved the revised Articles of Association during the annual shareholders meeting in October 2017. As of May 15, 2018, the Convertible Note has not been converted into preferred shares. If issued, the preferred shares will also be convertible into our ordinary shares at the same conversion price

Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0% and the convertibility to convertible preferred shares will be cancelled.

The Convertible Note and preferred stock have certain approval rights and provide HCP FVE with the right to appoint a member to our Board of Directors. The approval rights remain in effect for as long as HCP FVE holds at least 35% of the original aggregate principle amount of the Convertible Note or its preferred stock equivalent, as the case may be.  Such rights restrict the Company’s ability to take certain actions, including, but not limited to: (i) liquidating or dissolving the Company or any subsidiary; (ii) issuing certain securities of the Company senior to those issued to HCP FVE or at a lower price than paid by HCP FVE; (iii) incurring certain indebtedness (including any that is convertible into capital stock of the Company); (iv) paying dividends or other distributions or redeeming any ordinary shares or other equity interests or any securities convertible into our ordinary shares; (v) increasing the number of shares available under our stock option plan, amending such plan, or adopting a new equity incentive plan; (vi) approving any cash incentive or retention plan for its officers and/or directors (unless required to be approved, and actually approved, by the Company’s shareholders); (vii) incurring any lien on any of the Company’s or any of its subsidiaries’ respective properties or assets; or (viii) making any significant change in the nature of the Company’s business.

We are entitled to force the conversion of the Convertible Note or preferred stock, as the case may be, if the ordinary shares trade at 250% of the conversion price for at least 45 consecutive trading days. HCP FVE will have the right to demand that the Convertible Note or the preferred stock, as the case may be, be redeemed after December 5, 2020. The proceeds from the sale will be used by the Company for general working capital purposes, including accelerating the company’s ongoing migration of its innovative financial process automation solutions to a cloud-based platform.

Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0% and the convertibility to convertible preferred shares will be cancelled.

HCP FVE is a private growth equity fund focused on partnering with talented management teams to achieve remarkable corporate transformations that benefit all stakeholders including employees, customers, and our investors. Hale is represented on the Top Image Systems Board.

BUSINESS ENVIRONMENT

While the overall business climate continues to improve with forecasted 2018 GDP growth of 4.0% there are signs of increased volatility driven by anticipated inflationary pressures given increased input costs and wage pressures.

In order to realize continuous efficiency gains and achieve business agility in an intensely competitive global economic climate businesses are planning to significantly accelerate spending on digital transformation (DX).

Worldwide spending on DX technologies (hardware, software, and services) is expected to be nearly $1.3 trillion in 2018, an increase of 16.8% over the $1.1 trillion spent in 2017. A new update to the Worldwide Semiannual Digital Transformation Spending Guide from International Data Corporation (IDC) forecasts DX spending to maintain a strong pace of growth over the 2016-2021 forecast period with a compound annual growth rate (CAGR) of 17.9%. By 2021, DX spending is expected nearly double to more than $2.1 trillion.

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

AI has massive potential to enhance decision making, reinvent business models and ecosystems, and remake the customer experience. Many organizations have already taken notice of this, with a recent Gartner survey indicating that 59% of organizations are gathering information to build an AI strategy, while the rest are piloting or adopting AI programs.

“Worldwide spending on digital transformation technologies is expected to be nearly $1.3 trillion in 2018, an increase of 16.8% over the $1.1 trillion spent in 2017. A new update to the Worldwide Semiannual Digital Transformation Spending Guide from International Data Corporation (IDC) forecasts  spending to maintain a strong pace of growth over the 2016-2021 forecast period with a compound annual growth rate (CAGR) of 17.9%. In 2021, Digital Transformation  spending will nearly double to more than $2.1 trillion.

AI has become a major battleground for software and service vendors, with AI expected to be incorporated into every application, app and service, at least on some level. Gartner highlights augmented analytics, which uses machine learning to automate data preparation, insight discovery and insight sharing as an area of growing strategic importance. Organizations should explore intelligent apps that augment human activity, and identify use cases across advanced analytics, intelligent processes and new user experiences

Digital business moments, which are a combination of business events that reflect the discovery of notable states or state changes, will drive digital business. While a simple example would be the signal that a purchase order has been completed, as the “Internet of Things” and other technologies emerge, complex events can be detected more quickly and analyzed in greater detail. Gartner suggests that enterprises should embrace “event thinking,” given that by 2020, event-sourced, real-time situational awareness will be a required characteristic for 80% of digital business solutions, and 80% of new business ecosystems will require support for event processing.

There have been significant advancements in machine learning technologies, commonly referred to as robotics process automation, designed to lower the costs of labor-intensive and error-prone business processes. These advancements make it easier to proactively comply with data security and privacy requirements.

With the proliferation of incoming information from multiple channels, it is imperative for organizations to invest in capabilities to capture information at the source, digitize it as soon as it enters the organization and transform that information into actionable business processes. This includes using intelligent classification tools to ensure that personally identifiable information is protected and managed. Notably, we believe that only a minority of organizations employ effective meta-data and classification of their data.

Recent developments have heightened both public focus and the commercial need for solutions with respect to the processing of personally identifiable information.  In addition, on May 25, 2018, the General Data Protection Regulation will come into effect in the European Union and will introduce new privacy and compliance requirements concerning the collection of data and could potentially subject violators to heavy fines.  The new rules regulate data concerning European persons even if it is collected and stored outside the European Union, and have further increased global attention to collection, protection, and storage procedures.

Accordingly, we believe there exists significant growth opportunity in solutions which reduce error-prone and labor-intensive tasks associated with the capture, extraction and classification of large volumes of information and accelerate the process of compliance with data classification, retention and compliance policies and regulations.

Reduced Transaction Costs

Organizations continue to face significant headwinds caused by sluggish global GDP growth and rising geo-political risks.  Given such a climate of uncertainty, finding the right balance between growth and profitability is a daunting task. The Hackett Group Report found that, “due to the continuing economic uncertainty, budgets in the coming year will be strained, making it imperative to fund innovation and transformation through cost reductions made elsewhere.” (Source: “Key Issues 2016: Business Services Must Improve Agility to Balance Cost, Innovation, and Transformation”, The Hackett Group, 2016 by Erik Dorr and Sean Kracklauer)

In particular, corporate finance processes tend to be inefficient and remain, to a large extent, paper- intensive.  For example, research shows that the accounts payable function remains a predominantly paper-intensive function. According to Ardent Partners, the average cost per invoice is $15.96, while straight-through processing can reduce the average cost per invoice to $2.94. ” (Source: “ePayables 2015: Higher Ground”, Ardent Partners, 2015, Andrew Bartolini and Christopher Dwyer) A recent PWC report found that, “although finance will always require significant investment, the fact that top quartile costs are 40% lower than average performers indicates that some organizations have been able to better manage finance costs through a variety of methods, including automation, shared services and more efficient use of capacity.” (Source: “Breaking Away: How leading finance functions are redefining excellence”, PWC, 2016)

        In today’s economic climate, senior corporate executives increasingly stress the need for efficient and timely allocation of capital. In fact, this has become a front-running strategy for achieving competitive advantages and maximizing shareholder value.  In particular, automation of financial processes empowers organizations to have:

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

Prudent spend management translates into lower cost of goods negotiated with preferred suppliers in accordance with clear and transparent payment terms. This results in higher volume of straight-through processing for purchase order-based invoices. Less manual intervention means AP staff can focus more of their time on complex tasks such as exceptions management.

        Equally troubling for corporate executives are the missed opportunities when errors are encountered on incoming invoices. Surprisingly, 68% of businesses have reported that 1% of total invoice volumes contain errors. While 1% may not appear to be material, these errors result in significant cost inefficiencies, late payment penalties, missed early payment discounts and, in some cases, increase the risk of making duplicate payments.

A Forbes article on the increased preoccupation of the C-suite with efficient capital allocation during difficult times put aptly: “Cash is King!” We’ve all heard this maxim, but today it rings truer than ever before. “A healthy profit may look nice on your financial statements, but if capital expenditures or receivable collections are draining your cash, you won’t be in business for long.” (Source: “The '8 Great' Challenges Every Business Faces,” Forbes, Cheryl Conner, March 4, 2013) This explains why AP automation can and does make a tangible contribution to help businesses optimize working capital and support efficient capital allocation.

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

PRODUCT OVERVIEW

Our Mission

We aim to drive digital business transformation and improve customer experiences.  Our business is to empower our customers to thrive and compete in the digital economy by digitizing and automating error-prone and labor-intensive document-centric business processes.

Organizations deploying our solutions are creating new customer experiences where the customer journey begins, progresses, and ends in a completely digital environment.  This journey begins by transforming all inbound content, documentation, and forms data to a unified digital format at the moment the content enters the organization.

Our solutions offer advanced capture and workflow technology, superior recognition rates, innovative mobile and cloud offerings, and integration with virtually any business system along with significant improvement of straight-through processing rates.

        Our market-leading eFLOW business process automation platform, which has evolved and improved over the past twenty years, is the foundation of our business process automation solutions.  We empower our customers and partners to build their digital business through four principles:

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

We have established a strong footprint within three market segments, as follows:

•	The Banking Sector represents 37 % of our total revenue globally. Our banking focus spans across the following functionalities:

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

•	Content Process Automation represents 42% of our total revenue. Through a global network of channel partners, solution providers and system integrators our solutions focus on:

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

(Source: Harvey Spencer Associates, c. 2016)

•
Financial Process Automation Solutions represents 21% of our total revenue.  Our accounts payable automation solution employs invoice capture and workflow automation to streamline and improve invoice management from the moment invoices enter the organization.  Based on two decades of company experience deploying successful invoicing projects globally, our solutions reliably and efficiently integrate with businesses’ core financial systems and can flexibly adapt to their IT environments.

o
Accounts Payable Automation: The cloud mid-market is underserved and represents sustainable growth opportunities (30% 5 Year CAGR, 2013-18: Goldman Sachs). Building on our experience digitizing over 280 million invoices annually for our customers around the world; our go-to-market strategy seeks to extend our market reach to the under-served mid-market segment for accounts payable automation, with particular focus on the cloud opportunity.

o	The Procure to Pay Market is growing in double digits from $ 4.4 billion in 2013 to 6.8 billion in 2016. (Source: Forrester, 2016)

o	Only 40% of mid-market companies with annual revenues in the $20 million to $1 billion range have implemented fully automated accounts payable solutions.

o	AP Automation is still at an early stage of development with considerable room for growth, particularly within the mid-market segment.

(Source: Institute of Finance & Management, 2015)

Our Go-To-Market Strategy

Our strategy is to build on and extend our core document capture and process automation platform by delivering repeatable end-to-end business process automation solutions offering flexible deployment options on premise, cloud and mobile.

This strategy is designed to maximize profitability from our installed base of core document capture implementations, while transforming our business to focus on higher velocity process automation solutions, with particular initial emphasis on accounts payable automation.

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

Our eFLOW technology comprises mechanisms and engines that leverage the latest advancements in machine learning capabilities to improve automation and continuously achieve very high recognition rates for even very complex documents, and supports all major European languages, as well as Chinese and Japanese.

We aim to constantly improve the technology, its algorithms, and its architecture, in order to maintain eFLOW’s industry-leading capabilities for superior intelligent capture and recognition of complex documents.

Infrastructure and User Experience:

We have revamped the architecture of eFLOW by means of a new cloud and web-enabled architecture which supports full and easy scalability. For companies operating in a decentralized environment, eFLOW brings new potential for high performance document capture across the business, while ensuring data security for processes at every stage. Great consideration has gone into the selection of the eFLOW technology infrastructure, which is based on up-to-date technologies such as HTML5, WCF (Windows Communication Foundation), .NET, and many others. eFLOW utilizes single sign on and on-line license activation for easier installation and deployment. We expect to continue to invest in the system's infrastructure and user interfaces with the aim to simplify and enhance the user experience.

Performance and Throughput:

Servers can be seamlessly interchanged with minimal or no interruption. eFLOW’s architecture uses load-balancing to ensure optimal performance of all stations at all times, deciding automatically which server will handle requests and when. In circumstances of unusually heavy loads of documents to be processed, additional servers can be added to reinforce the system’s capacity to support additional users and documents, ensuring optimal performance and throughput.

Deployment Flexibility:

Today, global operations and workforces can be found in multiple locations – in the office, on the road and increasingly in home offices. Standardization across all users is key to ensure process efficiency; eFLOW aligns the user experience by providing standard client/server and browser-based web client interfaces. Powered by HTML5, our flexible web interfaces leave zero footprint, zero deployment and are device-independent. eFLOW’s Web Front Office functionality allows users to split, merge, delete, sort, classify and capture documents using only a web client. The VALIDATE module includes WEB VALIDATE, a rich and accessible interface that allows an unlimited number of operators to check flagged items using only Internet-based browsers, anywhere, anytime. Enterprises can operate with maximum flexibility and efficiency by distributing their validation workload across as many stations as they choose, requiring zero footprint, no installation procedures and only minimum hardware to activate them. All of these developments work together to ensure and enhance deployment flexibility.

Performance Monitoring:

Increasingly business decisions are improved through analysis of data. With eFLOW, managers can apply service levels that measure the processing activities against expected results. The system gives straightforward insight into common inquiries, such as the volume of documents the current staff can process in a given time period, or how many hours it takes three data operators to process 10,000 documents. We aim to empower users to fully leverage the knowledge and data within eFLOW to continuously monitor and improve their operations.

Mobile Capture Platform:

The mobiFLOW SDK is a multi-purpose mobile capture and processing platform that enables capture of any document of any size using a mobile device.   Our patent-pending APMI (Automatic Perfect Mobile Image) technology and embedded quality verification functionalities ensure that our applications provide the best user experience available.  The “APMI” technology delivers easy-to-use “auto-capture” functionality. APMI guides the user to hover with the smartphone above a document; in the split second that the APMI technology identifies that conditions are sufficient to take the picture (based on lighting, angle, distance, stability and other parameters) it automatically takes the picture. The APMI-based application also helps the user by hinting how the handset should be held (e.g. - closer, turn right, tilt down) in order to improve image quality. Consequently, the user avoids time-consuming repetitive image creation, examination, enhancement and rejection. A high-quality image of the document is captured on the first attempt. mobiFLOW integrates seamlessly with the eFLOW capture platform to allow users to enjoy uniform access to multi-channel capture and processing.

In sum, Top Image Systems is dedicated to maintaining and enhancing our eFLOW, mobiFLOW and eFLOW CloudDocs capture and process automation platforms, reinforcing our core capture technologies with new technologies such as machine learning and extended mobile and cloud capabilities to better serve and expand our global install base.

In parallel, in response to market trends, we see growing demand for end-to-end capture and process automation solutions; to meet this demand going forward, we are also leveraging our eFLOW platform within prepackaged solutions and service applications.  Initially we are focusing on developing and bringing to market an end-to-end cloud-based financial process automation solution that combines our capture capabilities with specific process functionalities to optimize accounts payable automation. Going forward, we foresee expanding this solution suite to offer additional prepackaged solutions for other specific market segments. These solutions will augment and strengthen the market presence and viability of the eFLOW platform.

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

Going forward, we plan to launch the beta version of our cloud AP solution designed for the mid-market segment.  As part of this initiative, we are planning to cloud-enable our on-premise AP solution delivering:
Throughout 2016 several early adopters deployed our new AP Automation solution, including:
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
•
A substantial contract with an existing customer in the energy sector to deploy eFLOW AP for SAP in North, Central and South America to provide visibility into and analysis of AP processes inside their familiar SAP interface.

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

Our network of channel partners is illustrated below:

We actively pursue new partnerships to expand our reach while nurturing our existing partnerships around the world, involving cooperation with business process outsourcing providers as well as with a variety of document services providers.  Within this framework, we partner with numerous financial services providers, some of whom resell our remittance processing services and others who develop and market mobile imaging applications using our mobiFLOW SDK. During 2017we worked closely with partners such as Fiserv as well as with TCS (Tata Consultancy Services) to support joint customers and expand joint business.

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

Principal Markets

As of December 31, 2017, we operated offices and branches in Israel, the United States, the United Kingdom, Germany, Hong Kong, Singapore, Australia and Japan.  Our U.S. branch is responsible for sales, marketing and support activities in the United States, Canada, and Latin America.  In addition, we believe that significant opportunities exist in other countries of Western and Eastern Europe, Asia and Africa.  We have several local sales and technical representatives in multiple countries, these representatives manage our sales, marketing and operational activity in their locations, providing integration and implementation services, as well as marketing support.

The following table summarizes total revenues by category of activity and geographic market for each of the last three completed fiscal years:

License Revenues by Region (U.S. dollars in thousands)
	2015		2016		2017
	$	%	$	%	$	%
Germany	2,421	31%	1,099	18%	1,058	20%
Rest of Europe	2,127	28%	922	16%	842	16%
Asia Pacific	1,433	19%	1,736	29%	2,689	52%
North and South America	1,343	17%	1,961	33%	375	7%
Africa & Middle East	384	5%	255	4%	231	5%

Total	7,708	100%	5,973	100%	5,195	100%

Service Revenues by Region
(U.S. dollars in thousands)
	2015		2016		2017
	$	%	$	%	$	%
Germany	4,881	19%	4,164	16%	3,957	16%
Rest of Europe	4,658	18%	4,016	16%	3,666	15%
Asia Pacific	3,837	14%	4,191	16%	3,733	15%
North and South America	12,270	47%	12,847	50%	12,816	53%
Africa & Middle East	437	2%	444	2%	296	1%

Total	26,083	100%	25,662	100%	24,468	100%

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

The data capture market has recently experienced consolidation activity. Lexmark acquired Brainware and included it in Lexmark’s Perceptive Software and then also acquired ReadSoft and Kofax. In April of 2016 Lexmark was acquired by a Chinese consortium. Then in May 2017 Thoma Bravo, a leading private equity firm, purchased Lexmark’s Enterprise Software business, which included Kofax, Readsoft and Perceptive Software, and has consolidated the group under the Kofax brand. These events have created some new opportunities for TIS. As one of the few independent global software companies in the document automation space, a company offering a rich portfolio of advanced mobile and cloud-based intelligent processing solutions, TIS is positioned to benefit from present market dynamics by establishing partnerships with companies seeking to replace their capture and workflow vendor.  For example, we now have an enhanced opportunity to pursue business relationships with companies in competition with Kofax.

We are constantly monitoring the effect of consolidation and other changes in the marketplace and their impact on our business. While customer transactions via partners tend to take more time to finalize and to be more complex, partnerships are the entry point to a greater pool of larger transactions.  Approaching transactions in cooperation with partners offering skills and functionalities complementary to ours often improves our chances of winning contracts.

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

In contrast to solutions offered by smaller market players, the eFLOW® platform was built from the ground up and covers the entire spectrum of capture and imaging solutions. This stands in contrast with applications which focus only on specific areas such as Accounts Payable. The data capture/imaging market is highly fragmented with more than 50 players and, as described above, is trending toward consolidation. We compete with Kofax, Open Text, IBM (which acquired Datacap), EMC Captiva (acquired by Dell), Oracle, Banctec, Basware, Hyland (who acquired AnyDoc), eCopy, Global360 (acquired by OpenText), Ikon, Itesoft, Nuance, Parascript, Scansoft, Scan Optics, as well as a variety of manual data entry systems.  Newer participants capturing interest and market share include Esker, Ephesoft, Coupa and Concur in the AP space.

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

Governmental Regulation

NTIA is the Israel Innovation Authority previously known as the Office of the Chief Scientist of Israel’s Ministry of Economy. Its mission is to assist the advancement of Israel's knowledge-based science and technology industries in order to encourage innovation and entrepreneurship while stimulating economic growth. The government of Israel encourages research and development projects through the NTIA under the Law for the Encouragement of Research, Development and Technological Development in Industry, 1984. We have received grants from the NTIA to finance a portion of our research and development expenditures in Israel.  Such grants generally bear royalties on sales of products utilizing technologies developed using such grants or arising out of such technologies up to a maximum of 100% of the amount of the grant, linked to the dollar, plus interest at the LIBOR rate. The grants received during 2012, 2013, 2014, 2015, 2016 and 2017 totaled $0.7. During 2017 we received grants from the NTIA totaling$.2. The Israeli government may decide not to continue the program in the future at its current level or to terminate it altogether or the NTIA may not accede to future grant requests from us.  In addition, if we fail to comply with any of the conditions imposed by the NTIA, including the payment of royalties with respect to grants received, we may be required to refund any payments previously received from the NTIA, together with interest and penalties.  The terms of the NTIA grants limit our ability to transfer technologies outside of Israel without the prior approval of the NTIA, if such technologies were developed using NTIA grants or arose out of such technologies.  The NTIA has the right, but not the obligation, to allow transfer of technology outside of Israel. Even if we receive approval for the transfer of technology outside of Israel, such approval of the NTIA may not be obtained on terms that are acceptable to us, or at all.

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

Recent developments have heightened both public focus and the commercial need for solutions with respect to the processing of personally identifiable information.  In addition, on May 25, 2018, the General Data Protection Regulation will come into effect in the European Union and will introduce new privacy and compliance requirements concerning the collection of data and could potentially subject violators to heavy fines.  The new rules regulate data concerning European persons even if it is collected and stored outside the European Union, and have further increased global attention to collection, protection, and storage procedures.  As Top Image Systems operates in the EU as well as provides goods and services to EU residents compliance with GDPR is required.  Pursuant to Article 3 of GDPR, Top Image Systems is deemed to be an “establishment of a processor” and therefore falls within the scope of GDPR.    Accordingly, the company is updating its privacy notice and policies to ensure compliance with enhanced privacy rights.

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

All facilities are leased. The following table sets forth details of the square meters and approximate monthly rental fees in U.S. dollars of our main current leased property, all of which are fully utilized:

Facility	Monthly rent in USD (approximate)	Square meters (approximate)	Expiration date
Ramat Gan, Israel	13,700	670	Month to Month
Cologne, Germany	17,200	740	2021
Tokyo, Japan	3,800	120	2019
Hong Kong	2,000	100	2019
Plano, TX, USA	13,200	1,153	2019
Singapore	10,100	200	2019
Frankfurt, Germany	5,100	275	2020

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

Geographical Considerations

The following table summarizes total revenues by geographic market for each of the last three completed fiscal years.

Revenues by Region (U.S. dollars in thousands)
	2015		2016		2017
	$	%	$	%	$	%
Germany	7,302	22%	5,263	17%	5,015	17%
Rest of Europe	6,785	20%	4,938	16%	4,507	15%
Asia Pacific	5,270	16%	5,927	18%	6,422	22%
North and South America	13,613	40%	14,808	47%	13,191	44%
Africa & Middle East	821	2%	699	2%	528	2%
Total	33,791	100%	31,635	100%	29,663	100%

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

Revenue Recognition

We report our revenue in two categories: license revenue and services revenue. License revenue includes perpetual or term licenses.  Service revenue includes cloud services, professional services and post-contract customer support (“PCS”).  Our arrangements for license our cloud offerings often contain multiple other elements, including professional services and PCS.

We recognize revenue in accordance with ASC 985-605, "Software Revenue Recognition ("ASC 985-605"), which generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements.  Software revenue recognition requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor's specific objective evidence ("VSOE") of fair value exists for those elements.   Revenues are allocated using the residual method when a license arrangement includes multiple elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.   PCS revenue is deferred and recognized on a straight-line basis over the term of the agreement.  Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

For sales that do not included a perpetual software, we recognize revenues in accordance to Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

Deferred revenues represent amounts received by customers and not yet recognized.  We generally do not grant a right of return to our customers.

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

Recently Enacted Accounting Pronouncements

               In May 2016, the FASB issued ASU 2016-11, “Revenue Recognition: Customer Payments and Incentives”, which clarifies the guidance in recognizing costs for consideration given by a vendor to a customer as a component of cost of sales. This ASU is effective for annual and interim periods beginning after December 15, 2017. We expect to adopt the standard under the modified retrospective method. However, we are continuing to evaluate the impact of the standard, and its adoption method is subject to change. We are in the process of analyzing our contracts to quantify the impact that the adoption of the standard will have on revenue.

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU was effective for annual and interim periods beginning after December 15, 2016. The Company has determined that adoption of this method had no material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), which requires lessees to record a right-of-use asset and a lease liability on their balance sheets.

Topic 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company has elected not to early adopt this standard.  The Company expects that most of its operating lease commitments will be subject to Topic 842 and will be recognized as right-of-use assets and lease liabilities upon adoption with no material impact on its results of operations or cash flows.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016 and December 2016 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, respectively, (collectively referred to as Topic 606). These updates supersede the revenue recognition requirements in ASC Topic 605, "Revenue Recognition" and nearly all other existing revenue recognition guidance under U.S. GAAP. The core principal of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services and permits the use of the retrospective or cumulative effect transition method. Topic 606 identifies five steps to be followed to achieve its core principal, which include (i) identifying contract(s) with customers, (ii) identifying performance obligations in the contract(s), (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations in the contract(s) and (v) recognizing revenue when (or as) the entity satisfies a performance obligation.

We anticipate that we will adopt Topic 606 using the cumulative effect approach when this guidance becomes effective for us, starting in the first quarter of 2018. The Company has determined that implementation of the standard will have not have material impact on its financial statements.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of revenues for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	%	%	%

License revenues	22.8	18.9	17.6
Service revenues	77.2	81.1	82.4
Total revenues	100.0	100.0	100.0

Cost of License revenues	1.6	2.2	1.9
Cost of service revenues	46.1	51.0	54.2
Total Cost of revenues	47.7	53.2	56.1

Gross profit	52.2	46.8	43.9
Operating costs and expenses:
Research and development, net	14.2	14.5	16.8
Selling and marketing	32.2	23.5	20.3
General and administrative	22.2	21.8	22.2
Acquisition related costs	-	-	-
Amortization of intangible assets	1.2	1.6	2.1
Restructuring Charges	-	3.6	1.9

Total operating costs and expenses	69.8	65.0	63.3

Operating loss	(17.5)	(18.2)	(19.5)
Financial expenses, net	(3.4)	(3.0)	(2.0)
Other income, net	0.0	0.0	0.0

Loss from continuing operations before taxes on income	(20.9)	(21.2)	(21.5)
Taxes on income (income tax benefits)	(3.6)	0.4	(0.7)

Net loss	(24.5)	(20.9)	(22.2)
Attributable to:
Non- controlling interest	0.0	0.0	0.0

Company's shareholders	(24.5)	(20.9)	(22.2)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues.  Total revenues for the year ended December 31, 2017 amounted to $29.7 million compared to $31.6 million for the year ended December 31, 2016, a decrease of 6.2%. The decrease in revenues was driven by a decrease in product revenues of  $.8 million, or  13%, from $6.0 million in 2016 to $5.2 million in 2017. Service revenues decreased by  $1.3 million, or 5.0%, from $25.7 million in the year ended December 31, 2016 to $24.4 million in the year ended December 31, 2017. The decrease in product revenues was mostly a result of longer sales cycles, and fewer eFlow license sales.

Cost of Revenues.  Cost of Revenues decreased by 1%, from $16.8 million in 2016 to $16.7 million in 2017. The decrease of  $.1 million is attributed mainly to reduction in personnel.

Gross margin decreased by 2.9% from 46.8% gross margin in 2016 to 43.9% gross margin in 2017, as a result of lower revenues in 2017. Most of our expenses are fixed, which causes a decrease in gross margin when revenues decline.

Research and Development, net.  Research and Development expenses increased by 9%, from $4.6 million in 2016 to $5.0 million in 2017. This increase is primarily a result of an increase in development resources during the year and the addition of a Senior VP of Engineering.

Selling and Marketing. Selling and Marketing expenses amounted to $7.5 million in the year ended December 31, 2016 and $6 million in the year ended December 31, 2017. This  20% decrease is primarily a result of a restructuring process we initiated, where the number of sales employees was reduced and thus the decrease in payroll and commissions.

General and Administrative.  General and Administrative expenses in the year ended December 31, 2017 was $6.6 million, compared to $6.9 million for the year ended December 31, 2016. This decrease of  4.3% is mainly a result of restructuring process we initiated, where the number of employees was reduced and thus the decrease in payroll

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2017 decreased to $.6 million from $1 million for the year ended December 31, 2016.

Tax on income. In 2017, we recorded a net tax expense in the amount of $0.2 million.

Net (loss) income.  As a result of a decrease in our costs, in addition to a decrease in revenues as described above, we incurred a net loss of $6.6 million in 2017, compared to net loss in the amount of $6.6 million in 2016.

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

Financial expenses, net.  Our net financial expenses for the year ended December 31, 2016 decreased to $1.0 million from $1.1 million for the year ended December 31, 2015

Tax on income. In 2016, we recorded a net tax income in the amount of $0.1 million. This tax income is mostly a result of current tax expenses in Germany.

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

Political and Economic Conditions in Israel Affecting our Business

Because our principal offices are located in Israel, political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  There has been a marked increase in such hostility and a significant deterioration of Israel’s relationship with the Palestinian Authority since October 2000 and the peace process is currently at a standstill. Since 2011 there has been increasing instability in neighboring Arab countries including Syria, Egypt, Jordan, Tunisia, Libya, Bahrain, and Yemen culminating in the replacement of certain leaders in some of those countries and the control of territories by extremist Islamic groups.  In addition, there is a high level of tension relating to Iran’s nuclear capabilities, Iran’s threats to attack Israel, Iran’s military presence in Syria, and the potential response of Israel and the international community to Iran’s gaining nuclear capabilities. Civil war in Syria has intensified and has become increasingly complex over recent months resulting in volatile developments in the region. Stray rounds from the conflict have landed in Israel from time to time and there have been cross-border skirmishes which increase the risk of escalation.

In December 2017 the United States announced a plan to move the United States embassy in Israel from Tel Aviv to Jerusalem drawing criticism from Arab and European leaders and spurring protests in Israel.   Jerusalem is one of the world’s most fiercely contested areas as it is claimed by both Palestinians and Israelis.  The United States’ moving its embassy may have an impact on efforts to create peace between Israel, Palestinians and Israel’s Arab neighbors.

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

Liquidity and Capital Resources

As of December 31, 2017, we had $2.2 million in cash, cash equivalents, compared to $7.6 million as of December 31, 2016.

Our capital resources are derived from our operating activities as well as from our financing activities. In 2017, we used $2.6 million of cash in operating activity compared to $2.0 million in 2016. The increase in cash used by operating activities in 2017 compared to 2016 was mainly attributed an increase in accrued expenses, in addition to a decrease in trade receivables.

We believe that our current cash, cash equivalents and cash deposits, our forecasted positive cash flows for future periods, and potential borrowings under the Senior Loan will be sufficient to meet our on-going operations for the next twelve months.

Net cash used by investing activities for the year ended December 31, 2017 was $.6 million compared to $.1 million in 2016. In 2017, net cash used in investing activities consisted primarily of cash paid for purchase of property and equipment.

For the years ended December 31, 2017 and 2016, our aggregate capital expenditures were $0.6 million and $0.2 million, respectively. These expenditures were principally for the purchases of computer hardware and software.

Net cash provided used by financing activities was $2.2 million in 2017 compared to $7.4 million in 2016. The cash provided by financing activities was mostly attributable to an investment we received from HCP FVE in 2016 and from a short term bank loan.

In December 2017, we secured a $2.5 million line of credit with a U.S. based bank.  The line is secured by the accounts receivables of our U.S.subsidiary and bears interest at 2.5% or 3% (if in stream line mode) per annum and matures in December 2018.  We had borrowings outstanding of $0.8  million against the line of credit at December 31, 2017. Subsequent to December 31, 2017, the borrowings under the line were repaid and the line was cancelled.

In May 2018, in order to provide the Company with additional liquidity if needed, we entered into the Term Sheet with Hale Capital Partners which provides for a Senior Loan in an amount of up to $3 million as part of the secured Credit Facility that would include the existing Convertible Note held by an affiliate of Hale in an amount of $5.6 million.  The Senior Loan would include monthly repayments of $50,000 in 2019 and $100,000 from January 2020 through maturity (such amount to increase on the happening of certain events), an interest rate of Prime plus 5% payable monthly and a 36-month term.  The Credit Facility will be secured by the Company’s assets and will be guaranteed by each of our subsidiaries, subject to certain limitations.  The Senior Loan would be required to the prepaid on certain events and would be prepayable at the Company’s option at a premium beginning one year following closing.

In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners in exchange for the Convertible Note which bears interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and matures (if not converted prior) in December 2020.  Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0%.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing down of the Credit Facility.  If the Company elects not to withdraw funds out of the Credit Facility, it will be obligated to pay to Hale Capital Partners, LP a break up fee of equal to three percent (3%) of the Credit Facility.

Research and Development, Patents and Licenses

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new product lines to meet the changing needs of our market.  In 2017, as part of our efforts to strengthen our position, we continued investing in research and development with expenses level of $5.0 million, compared to $4.6 million in 2016, and to $4.8 million in 2015. As of December 31, 2017, 34 of our employees were engaged primarily in research and development activities. We expect that we will continue to commit substantial resources to research and development in the future. For further details about our product see “Business Overview - Products and Solutions”.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

The following is a summary of our significant contractual obligations as of  December 31, 2017:

	Payment due by period ($ thousands)
Contractual Obligation*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating and Capital Lease Obligation	2,569	1,183	1,386	-	-
Accrued severance pay**	b721	-	-	-	721

*Our contractual obligations and commitments at December 31, 2017 principally include obligations associated with our operating and capital lease obligations and contractual and legal obligations related to employees and officers’ severance expense.  Such obligations are detailed in Note 8 to the consolidated financial statements for the year ended December 31, 2017 as well as the section entitled “Compensation” herein. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

**Severance pay related to accrued obligations to employees as required under applicable labor law. These obligations are payable only upon termination, retirement or death of the respective employee.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table sets forth the identity of our directors, and senior management as of March 31, 2018.  The mailing address for each of the individuals below is c/o TIS at our address set forth herein.

Name	Age	Title
Donald R. Dixon	70	Chairman of the Board
Brendan Reidy	64	Chief Executive Officer
Patti Barton	57	Acting Chief Financial Officer
Martin Hale	46	Director
Izhak Nakar	67	Director
Ido Schechter	57	Director
Osnat Segev-Harel	56	Director

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

Brendan Reidy August 31, 2016 Brendan Reidy assumed the position of Chief Executive Officer of the Company in August , 2016. Mr. Reidy is a seasoned executive with a proven track record of driving rapid growth and increased shareholders’ value within the software as a service (“SaaS”) industry. Mr. Reidy most recently served as President, Chief Operating Officer and Chief Technology Officer of XRS Corporation.  Under Mr. Reidy’s leadership, XRS achieved a nearly twelvefold increase in valuation leading to the sale of XRS at a premium. In parallel, Mr. Reidy served as a member of the board of directors of eGistics for ten years prior to our acquisition of the company. Previously Mr. Reidy was Chairman, President and CEO of Clarus Systems, Inc. In addition, Mr. Reidy also served as a Venture Partner at Trident Capital, and at various times served on the boards of four Trident portfolio companies and held two full-time positions with portfolio companies. He earned an M.B.A. from The Wharton School, University of Pennsylvania, and a B.A. from Stanford University.

Patti Barton was appointed Acting Chief Financial Officer in 2017.  Patti has been with Top Image Systems since 2015, having previously served as Vice President – Global Finance based in our US Headquarters.  Patti has extensive experience in leading organizations to improved financial strength and increased shareholder value.   Patti seasoned accounting executive with broad experience in financial leadership.  Before joining Top Image Systems, Ms. Barton served in financial leadership roles Pulte Homes, Fannie Mae and Inland Investments. Ms. Barton began her career with eight years with KMPG and is a licensed CPA.  Ms. Barton earned a B.B.A. from the University of Texas at Arlington College of Business.

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

Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2017 was approximately $959,000, including approximately $137,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

Our agreement with Mr. Reidy, the Chief Executive Officer of the Company, provides for a base salary of $0.3 million per year and for, pension, vacation or similar benefits.  During 2017 Mr. Reidy was paid $0.3 million.

Mr. Reidy is entitled to receive a bonus amount of $0.2 million per annum, based on achievement of performance goals set by the Board of Directors.  During 2017 no bonus payments were made.

In 2016, Mr. Reidy was awarded options to purchase 563,654 ordinary shares of the Company and additional 563,654 RSUs. The exercise price per share of the options is $1.66. One third of the options and RSUs vested on August 23, 2017, and the remaining half will vest in equal monthly amounts, over a period of the following 24 months.

The total amount paid or payable to our directors, for 2017 was $0.2 million. As of March 31, 2018, options to purchase 1,694,963 of our ordinary shares were held by certain executive officers and directors (consisting of 12persons). Options with respect to  885,637of such shares are currently exercisable or will become exercisable within 60 days of March 31, 2018. (See “Share Ownership.”)

The compensation of our directors for 2017 (approved by our Compensation Committee and by our Board of Directors was as follows: Each of Mr. Don Dixon, Mr. Izhak Nakar, Mr. Martin Hale, Ms. Osnat Segev-Harel and Dr. Ido Schechter received compensation for his or her service, in the amount of NIS 49,875 (approximately $13,000) per year and an amount of NIS 3,330 (approximately $870) for each meeting of the Board of Directors or any committee in which they participate.

•	In 2016, the Company reduced the exercise price on certain options in order to maintain incentive.

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

Employees

The following table presents the number of our employees categorized by geographic location:

Location	No. of Employees as of December 31,
	2015	2016	2017
Israel	43	37	26
Germany and rest of Europe	76	64	60
Japan	7	7	7
USA & Latin America	65	61	58
United Kingdom	13	12	9
Singapore and Hong Kong	29	25	19
Australia	7	7	6
Total	240	213	185

The following table presents the number of our employees categorized by activity:

	No. of Employees as of December 31,
	2015	2016	2017
Professional services	119	106	104
Research and development	41	37	34
Sales and marketing	49	37	27
Operations and administrations	31	33	20
Total	240	213	185

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

Share Ownership

Board of Directors, Senior Management and Certain Employees

Izhak Nakar, who served as the Active Chairman of our Board of Directors through December 2016 and who continues to serve as a director, beneficially owned 1,911,659 ordinary shares representing approximately 10.5% of the Company’s issued and outstanding share capital, as of March 31, 2018. Ido Schechter, our former Chief Executive Officer and member of the board, beneficially owned 205,075 ordinary shares representing approximately 1.1% of the Company’s issued and outstanding share capital, as of March 31, 2018. All other directors and executive officers each beneficially owned 1.6 % of the Company’s shares. The following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of March 31, 2018.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage set forth above of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Underlying Options and RSU’s	Expiration Dates	Exercise Prices ($/share)
Options
Izhak Nakar	305,000	2019 – 2027	$1.29 - $3.86
Ido Schechter	180,000	2021 – 2027	$1.29 - $3.86
Brendan Reidy	563,654	2026	$1.66
Don Dixon	50,000	2025-2027	$1.29 - $3.30
Patti Barton	29,833	2025-2026	1.26-3.42
All other directors and officers as a group	126,335	2021 – 2025	$2.11 - $6.04
RSU’s
Brendan Reidy	30,336	2026	-

None of the ordinary shares beneficially owned by any of the directors or executive officers of the Company has any voting rights which are different than the voting rights held by all other holders of ordinary shares.

Stock Options

In order to attract, retain and motivate employees (including officers) who perform services for or on our  behalf, we maintain three Employee Share Option Plans, one established in 1996 (“ESOP 1996”), the second in 2000 (“ESOP 2000”) and the third in 2003 (“ESOP 2003”).  Upon adoption of ESOP 2003, all shares previously available for grant under ESOP 1996 and ESOP 2000 that were not the subject of outstanding options were transferred to ESOP 2003 and are subject to the terms of ESOP 2003. Further, all options under such old plans that expire prior to their exercise according to the conditions detailed therein will be transferred into the new plan. On August 29, 2013, our Board of Directors, based on the recommendation of our compensation committee of the same day, resolved to amend and restate ESOP 2003 ("Amended ESOP 2003"). Those decisions were approved by the shareholders on October 15, 2013. On December 23, 2016, the shareholders approved the 2016 Israeli Incentive Plan (the "2016 Plan"), which will govern options awarded after such date.  While the 2016 Plan retains most of the terms and conditions of the Amended ESOP 2003, it incorporates changes, inter alia, with regard to ability to issue RSUs.  We filed the necessary documents with the Israeli tax authorities for the approval of the 2016 Plan on January 4, 2017 and the Company is entitled to award options under it 30 days after the filing. As a result, Israeli grantees are eligible for certain benefits under Section 102 of the Israeli Income Tax Ordinance (New Version) 1961. On June 15, 2016, upon recommendation of the Compensation Committee, the Board approved a voluntary repricing plan by which option holders could elect to exchange their current options for new options at a ratio of 1:2 (1 new option for every 2 options currently held by the option holder). The exercise price for the new options was set at $2.11 All other terms of the options remained unchanged. Implementation of the repricing plan with regard to the options held by directors and the CEO were approved by the shareholders on December 23, 2016.  In October 2017 the stockholders approved a US sub-plan to the Company's 2016 Israeli Incentive Plan. As of March 31, 2018, options to purchase an aggregate of 3,119,293 ordinary shares were outstanding.  The outstanding options are exercisable at exercise prices between $1.30 and $6.04. In addition, 407,725 RSUs were outstanding as of March 31, 2018.

Further, upon the recommendation of the Compensation Committee, the Board decided on June 15, 2016 to allow executives eligible for performance-based bonuses to elect to receive bonuses in whole or in part as restricted share units ("RSUs") instead of awarding full cash bonuses. The RSUs are to be issued at par value to members of the executive management who are subject to the compensation policy, who have met certain targets set by the Board. Each grant of RSUs will vest in two equal parts, subject to the continued employment of the grantee. As of March 31, 2018, a total of 407,725 RSUs had been issued to several officers and were outstanding.

On August 3, 2016, the board of directors approved the repricing of all unvested options as of that date, to an exercise price of $ 2.11. The number of options and the vesting terms for the repriced options remained unchanged. Total of 401,414 unvested options were repriced during 2016 based on this plan.

In addition to shares reserved in the event of the exercise of the outstanding options, 1,722,279 shares are reserved in the event of the issue of additional options or RSUs.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2018, for each person whom we know (based on filings with the SEC) beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. The number of shares indicated as “Beneficially Owned” in the following table includes the number of shares underlying options or warrants that are currently exercisable or may be exercised in 60 days.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 18,251,722 ordinary shares outstanding as of March 31, 2018.
Name	Number of Shares Beneficially Owned	Percentage of Shares
Izhak Nakar (1)	1,911,659	10.5%
Entities Associated with Trident Capital, Inc. (2)	2,346,707	13.0%

(1)	Mr. Nakar’s beneficially owned shares includes 1,562,735 ordinary shares held by Nir 4 You Technologies Ltd., which is owned by Mr. Nakar.

(2)	The information is based upon the recent Schedule 13G filed with the SEC by Trident Capital Management V LLC on February 17, 2015. Consists of (i) 2,102,267 held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, (ii) 60,846 held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, (iii) 12,218 held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, (iv) 11,659 held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership, and (v) 159,717 held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherland. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles as reported as of July 31, 2014. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund.

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

As of March 31, 2018, 18,251,722 ordinary shares of Company were issued and outstanding.  The Company believes that, as of March 31, 2018, there were 21 shareholders of record of the Ordinary Shares in the United States, who, collectively held as of that date a total of 16,416,923 ordinary shares, or 89.9% of the Company’s total outstanding ordinary shares.

Related Party Transactions

In May 2018, we entered into the Term Sheet with Hale Capital Partners.  Hale Capital Partners is an affiliate of Martin Hale.

In December 2016, we borrowed $5 million from HCP-FVE, LLC.  HCP-FVE is an affiliate of Martin Hale.

The Company has not yet determined if it will draw on the Credit Facility.  If the Company draws on the Credit Facility, there will be changes made to the Convertible Note.  If the Company elects not to withdraw funds out of the Credit Facility, it will be obligated to pay to Hale Capital Partners, LP a break up fee of equal to three percent (3%) of the Credit Facility.

Our agreement with Mr. Izhak Nakar provided that in consideration for his services to the Company worldwide, Mr. Nakar was entitled to compensation in the amount of $28.1 thousand plus VAT per month. This amount was reduced to $24.8 thousand plus VAT per month during the months of April to December 2016.

During 2017 and 2016, we paid Mr. Nakar $197 thousand and $359 thousand in cash compensation.  That agreement ceased on June 30, 2017.

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

The terms of Mr. Nakar's compensation for 2016 other than the options and conditional bonus were approved in accordance with Israeli law as it existed prior to the 2012 Amendment (see "Approval of Terms of Office and Employment"). Under the transitional provisions of that amendment, the approval remains effective. The conditional bonus was approved by the Compensation Committee and then the Board of Directors on May 17, 2016 and then by the Shareholders at the Company’s annual general meeting on December 23, 2016.  No payments have bene made related to the conditional bonus.

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

	2015	2016	2017
	$ Thousands
Export Revenues
Export Revenues	33,063	30,993	29,135
Total Revenues	33,791	31,635	29,663
Percentage of Total Revenues	97.8%	98.0%	98.2%

Breakdown of Revenues
License Revenues	23%	19%	18%
Service Revenues	77%	81%	82%

Legal Proceedings

During 2016, a third party that the Company works with sued the Company for alleged comments that they believe the Company made that could lead to a breach of contract. The Company has filed a counter-suit.  In March 2018 the parties settled all claims in exchange for a payment of approximately $389 thousand, which was accrued in the Company’s financial statements as of December 31, 2017.  Subsequent to December 31, 2017 we paid the third party $384 thousand in relation to the settlement of all claims.  This amount was accrued in the financial statements as of December 31, 2017.
In August 2017, one of the Company’s customers claimed for damages for non-contractual fulfilment. The Company and i's attorneys cannot yet assess the possible outcome.

In October 2017 a former executive raised claims regarding his termination from employment.  In December 2017 the parties settled all claims in exchange for a payments totaling approximately $569 thousand to be throughout 2018, which was accrued in the Company’s financial statements as of December 31, 2017.

In December 2017, one of the Company’s customers claimed for damages, for non-contractual fulfilment. The Company and its attorneys cannot yet assess the possible outcome.

Subsequent to December 31, 2017, in March 2018, one of the Company’s customers claimed for alleged breach of maintenance contact by the Company. The Company and its attorneys cannot yet assess the possible outcome.

Dividend Policy

To date, we have not paid any dividends on our ordinary shares.  The payment of dividends in the future, if any, is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition and other relevant factors.  We may not declare or pay any dividends on ordinary shares in the future.

The Company has issued the Convertible Note to HCP FVE. The Convertible Note is to be converted to Series A Preferred Shares if and when shareholder approval for articles authorizing such shares is obtained. The preferred shares, if issued, will be entitled in certain circumstances to receive dividends at the prime rate plus 2.5% - 3%.  Upon withdrawal from the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0% and the convertibility to convertible preferred shares will be cancelled.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares, as reported on the NASDAQ.

Stock price history

The annual high and low market prices (in USD) for the ordinary shares for the five most recent full financial years are set forth below:

Year Ended		Price
December 31, 2017	Hi	$1.63
	Lo	.98

December 31, 2016	Hi	2.98
	Lo	1.22

December 31, 2015	Hi	4.32
	Lo	2.83

December 31, 2014	Hi	5.88
	Lo	3.29

December 31, 2013	Hi	6.04
	Lo	2.66

The high and low market prices for the ordinary shares for each full financial quarter over the two most recent full financial years and any subsequent period are set forth below:

Quarter Ended		Price

December 31, 2017	Hi	$1.63
	Lo	.98

September 30, 2017	Hi	1.36
	Lo	1.11

June 30, 2017	Hi	1.42
	Lo	1.17

March 31, 2017	Hi	1.59
	Lo	1.22

December 31, 2016	Hi	$2.33
	Lo	1.22

September 30, 2016	Hi	2.39
	Lo	1.76

June 30, 2016	Hi	2.44
	Lo	1.42

March 31, 2016	Hi	2.98
	Lo	1.52

For the most recent six months, the high and low market prices of the ordinary shares for each month are set forth below:

Month Ended		Price

March 31, 2018	Hi	$1.06
	Lo	.96

February 28, 2018	Hi	1.12
	Lo	.99

January 31, 2018	Hi	1.17
	Lo	1.07

December 31, 2017	Hi	1.28
	Lo	.98

November 30, 2017	Hi	1.28
	Lo	1.03

October 31, 2017	Hi	1.63
	Lo	1.25

Markets

Our ordinary shares were dual-listed on the TASE on December 3, 2006, in addition to being listed on the NASDAQ.  Effective October 31, 2014, we voluntarily delisted from TASE.

ITEM 10.       ADDITIONAL INFORMATION

Memorandum and Articles of Association

General

TIS is registered with the Israel Registrar of Companies.  The registration number issued to TIS by the Registrar of Companies is 52-004294-6.  The objectives for which we were founded are set out in Section 2 of the Memorandum of Association as follows: “The Company is permitted to deal with any activity that is meant to advance the interests of the Company and to act in any field which the Company’s management believes is beneficial to the Company.” At our December 22, 2011 shareholders meeting, we adopted a new set of Articles of Association to accommodate changes that had been made in the Companies Law and in the Israel Securities Law, 1968-5728 (the Securities Law). At our October 19, 2017 shareholders meeting, the shareholders approved an amended and restated Articles of Association which provide for among other things, (i) HCP FVE’s right to appoint a member of the Board of Directors and (ii) the creation of a class of preferred stock into which HCP FVE’s Convertible Notes will be convertible.

Directors and other Office Holders

General

A director’s ability to vote on a proposal, arrangement or contract in which the director is materially interested is codified, along with the fiduciary duties of all “office holders,” in the Companies Law.  Under the Companies Law, the term “office holders,” is defined to mean, a director, chief executive officer, chief business manager, deputy chief executive officer, vice chief executive officer, any person filling any of those roles in a company even if his title is different and any other manager directly subordinate to the chief executive officer.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care includes avoiding negligent acts and acting skillfully as a reasonable office holder would act.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder of the company.

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

Alternate Directors

Under the Companies Law, the Articles of Association of a company may entitle a director to appoint another person to serve as an alternate director.  Our Articles entitle our directors by written notice to us to make such an appointment and to cancel any such appointment.  Our Articles also provide that any person may act as an alternate director.  The Companies Law prohibits incumbent directors from acting as alternate directors and a single person from acting as an alternate director for more than one incumbent director.

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

Internal Auditor and Certified Public Accountant

Under the Companies Law, the Board of Directors must appoint an internal auditor, nominated by the Audit Committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined above), nor an affiliate, nor a relative of an office holder or affiliate, and he or she may not be the company’s independent accountant or its representative.  In addition, the internal auditor may not be a person who holds 5% or more of the company’s outstanding share capital or voting rights, or a person who has the right to appoint one or more directors or the general manager.  The Company’s internal auditor is Mr. Doron Cohen of Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

In addition, under the Companies Law, all companies must appoint a certified public accountant to audit the company’s financial statements and to report to the chairman of the Board of Directors any material improprieties that it may discover with respect to the accounting control of the company.  In our last shareholders meeting, held on October 19, 2017, we appointed Kost Forrer Gabbay and Kasierer, a member firm of Ernst & Young Global and certified public accountants in Israel, as our certified public accountant for auditing services, effective until the next shareholders meeting.

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

Under the Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

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

A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our Articles provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company, from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company or from procedures according to chapters H3, H4 or I1 of the Securities Law .

Under the Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or against a fine or forfeit levied against the office holder in connection with a criminal offense. In addition a company may indemnify any person as permitted in Section 56H(b)(1) of the Securities Law.

At the shareholders meeting held on October 19, 2017, the shareholders approved entering into an indemnification agreement between the Company and each of the Company’s current and future directors and CEOs in the form of indemnification agreement approved at such meeting. Currently, we hold an insurance policy for our office holders that provides coverage limited to $20,000,000 in aggregate for the policy period ending on April 30, 2019.

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

Directors

Any arrangement between a company and a director as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the Board of Directors and the shareholders by a simple majority. On October 19, 2017, the shareholders approved option grants to each of the Company’s directors along with an additional grant to Ms. Osnat Segev-Harel following the recommendation of the Compensation Committee and the Board of Directors on April 25, 2017 as Ms. Segev-Harel was unable to benefit from the Company’s 2016 repricing plan of the options held by directors and the CEO (see “Share Ownership – Stock Options”) since she served as an external director at that time.

Chief Executive Officer

Any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the company’s shareholders by simple majority. The compensation committee approved the terms of the CEO's compensation as delineated in an offer letter previously signed with him on November 10, 2016  (effective retroactive as of August 23, 2016) and the Board of Directors approved those terms on the same day. The shareholders approved the terms on December 23, 2016.

Other Office Holders

Any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee and the Board of Directors.

Rights, Preferences, Restrictions of Shares

Articles of Association

The following is a summary of the material provisions of our Amended and Restated Articles of Association approved by our shareholders on October 19, 2017 and related provisions of Israeli corporate law. For the complete text of our Amended and Restated Articles of Association, see “Item 19 – Exhibits.”

Description of shares

Our authorized share capital consists of NIS 5,000,000 divided into the following two classes of shares: (i) 115,000,000 ordinary shares, NIS 0.04 nominal value (“ordinary shares”); and (ii) 10,000,000 Series A Preferred Shares, NIS 0.04 nominal value (“preferred shares”).

Description of Ordinary Shares

All of the issued and outstanding ordinary shares are validly issued, fully paid, and non-assessable. The ordinary shares do not have pre-emptive rights. Our articles of association and Israeli law do not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

Subject to Israeli law, dividends may be declared by a company’s Board of Directors, unless authority is provided in the company’s articles of association to transfer such powers to the company’s shareholders, who may then declare dividends following a recommendation by the directors. Our articles of association grant the board the power to transfer the final decision regarding dividends to the shareholders. In such event, the shareholders may only declare a dividend in an amount that is equal or less than that recommended by the directors or not to declare a dividend at all, despite a directors’ recommendation, but may not declare dividend in an amount which is in excess of the amount recommended by the directors.  The directors may invest or use otherwise for the company's benefit, any dividends that are not demanded within one year of their being declared.  The directors shall pay such un-demanded dividends upon receipt of a valid demand; however the company is not liable to pay any interest on such un-demanded dividends.  So long as any preferred shares are outstanding, the Company shall not pay or declare any dividend, or make any other distribution on the Ordinary Shares or any other securities of the Company, until all accrued and unpaid dividends on the preferred shares, and all other amounts due and owing in respect of the preferred shares, have been paid, in full. As of the date of this annual report, none of the preferred shares were issued and outstanding.

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

According to our articles of association, any resolution on the change of the Company’s share capital by way of the creation of new shares, or cancellation of unissued registered shares, with preferred or qualified rights is deemed a change of our articles of association and as such requires the vote of a simple majority of the shareholders participating in the general meeting, subject to those actions that require the special affirmative consent of HCP FVE or the director appointed on its behalf (see “Material Contracts” below for further information with respect to these protective provisions).If at any time our share capital is divided into different classes of shares, we may change the rights of shareholders by way of a resolution of the general meeting, subject to the consent of the shareholders of the class whose rights are being impaired by the proposed change.

Description of Preferred Shares

We have 10,000,000 preferred shares authorized. These preferred shares may be issued upon conversion of the Convertible Notes note issued to HCP FVE on December 5, 2016 (see “Recent Developments - Sale of Convertible Note to HCP-FVE, LLC”). The preferred shares bear a number of rights and preferences, including dividend rights, conversion rights, redemption rights, and liquidation preference as fully set forth in our amended and restated articles of association (see “Chapter K:  Rights, Preferences and Privileges of the Series A Preferred Shares” to our amended and restated articles of association provided in “Item 19 – Exhibits – Exhibit 1.1” for a full description of these rights).  Upon withdrawal from the Credit Facility (see “Recent Developments – Credit Facility”), the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0% and the convertibility to convertible preferred shares will be cancelled.

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

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, as it does to “office holders” in the context of a related party transaction.  For the purposes of this definition, the law deems two or more shareholders who hold voting rights in the company and each of which has a personal interest in the approval of a transaction being brought to the company for approval, as jointly holding such shares.  .  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee or the compensation committee (depending on the nature of the transactions), the Board of Directors and the shareholders of the company.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder who can determine the outcome of a shareholder vote and any shareholder who, under a company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty.

The Companies Law provides that in the event that a controlling shareholder breaches his duty of fairness then such breach shall be considered a breach of contract, mutatis mutandis, while taking into account the special position of such controlling shareholder within the company.

Pursuant to our amended and restated articles of association, HCP FVE is entitled to appoint a member to our Board of Directors for as long as HCP FVE holds at least 35% of the original aggregate principle amount of the Convertible Note or its preferred share equivalent, as the case may be.  Such rights restrict the Company’s ability to take certain actions (see “Material Contracts” below for further information with respect to these protective provisions).

Material Contracts

Other than as described below, neither we nor any of our subsidiaries has entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two years immediately preceding publication of this document:

In May 2018, we entered into the Term Sheet) with Hale Capital Partners which provides for the secured Senior Loan of up to $3 million as part of the Credit Facility that would include the existing Convertible Note held by an affiliate of Hale in an amount of $5.6 million.  The Senior Loan would include monthly repayments of $50,000 in 2019 and $100,000 from January 2020 through maturity (such amount to increase on the happening of certain events), an interest rate of Prime plus 5% payable monthly and a 36-month term.  In connection with the Credit Facility we will issue 10-year warrants to purchase the number of our ordinary shares equal to 40% of the total Credit Facility divided by the market price.  The warrants will have an exercise price equal to the market price of the ordinary shares plus 15%. The Credit Facility will be secured by the Company’s assets and will be guaranteed by each of our subsidiaries, subject to certain limitations.  The Senior Loan would be required to the prepaid on certain events and would be prepayable at the Company’s option at a premium beginning one year following closing.

In December 2016, we borrowed $5 million from HCP-FVE, LLC, an affiliate of Hale Capital Partners in exchange for a convertible promissory note (the “Convertible Note”) which bears interest at the prime rate plus 2.5% (if paid in cash) or 3% (if the interest capitalized) per annum and matures (if not converted prior) in December 2020.  As of March 31, 2018, the principal amount of the Convertible Note is convertible into 3,094,998 of our ordinary shares.  The transaction contemplates revising our Articles of Association to create a new class of Company preferred stock.  Our stockholders approved the revised Articles of Association during the annual shareholders meeting in October 2017. As of May 15, 2018, the Convertible Note has not been converted into preferred shares. If issued, the preferred shares will also be convertible into our ordinary shares at the same conversion price. Upon withdrawel of the Credit Facility, the Convertible Note, plus accrued interest, will be exchanged for secured notes that will be junior to the Senior Loan with an interest rate of Prime plus 4.0% and the convertibility to convertible preferred shares will be cancelled.

The transaction contemplates revising our Articles of Association to create a new class of Company preferred stock.  The stockholders approved the revised Articles of Association during the annual shareholders meeting in October 2017.   The preferred stock will also be convertible into our ordinary shares at the same conversion price.

The Convertible Note bears interest at the prime rate plus 2.5% (if paid in cash), or 3% (if capitalized) per annum and the preferred stock, if issued, will be entitled to dividends at the same rate in cash or as elected bonus shares if certain conditions are met.  If not converted, the convertible Note will mature in December 2020.

The Convertible Note and preferred stock have certain approval rights and provide HCP FVE with the right to appoint a member to our Board of Directors. The approval rights remain in effect for as long as HCP FVE holds at least 35% of the original aggregate principle amount of the Convertible Note or its preferred stock equivalent, as the case may be.  Such rights restrict the Company’s ability to take certain actions, including, but not limited to: (i) liquidating or dissolving the Company or any subsidiary; (ii) issuing certain securities of the Company senior to those issued to HCP FVE or at a lower price than paid by HCP FVE; (iii) incurring certain indebtedness (including any that is convertible into capital stock of the Company); (iv) paying dividends or other distributions or redeeming any ordinary shares or other equity interests or any securities convertible into our ordinary shares; (v) increasing the number of shares available under our stock option plan, amending such plan, or adopting a new equity incentive plan; (vi) approving any cash incentive or retention plan for its officers and/or directors (unless required to be approved, and actually approved, by the Company’s shareholders); (vii) incurring any lien on any of the Company’s or any of its subsidiaries’ respective properties or assets; or (viii) making any significant change in the nature of the Company’s business.

We are required to register with the SEC the resale of the ordinary shares underlying the Convertible Note or preferred stock, as the case may be.  Pursuant to the purchase documents, we were required to file such registration statement no later than March 5, 2017 and to obtain its effectiveness no later than June 3, 2017, however the Company and HCP FVE have agreed to postpone the filing of such registration statement.

We are entitled to force the conversion of the Convertible Note or preferred stock, as the case may be, if the ordinary shares trade at 250% of the conversion price for at least 45 consecutive trading days. HCP FVE will have the right to demand that the Convertible Note or the preferred stock, as the case may be, be redeemed after December 5, 2020. The proceeds from the sale will be used by the Company for general working capital purposes, including accelerating the company’s ongoing migration of its innovative financial process automation solutions to a cloud-based platform.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing down of the Credit Facility.  If the Company elects not to withdraw funds out of the Credit Facility, it will be obligated to pay to Hale Capital Partners, LP a break up fee of equal to three percent (3%) of the Credit Facility.

In December 2017, we secured a $2.5 million line of credit with a U.S. based bank.  The line is secured by the accounts receivables of our U.S. subsidiary and bears interest at 2.5% or 3% (if in stream line mode) per annum and matures in December 2018.  We had borrowings outstanding of $0.8 million against the line of credit at December 31, 2017.  Subsequent to December 31, 2017, the borrowings under the line were repaid and the line was cancelled.

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

        General corporate tax structure in Israel

Israeli companies are subject to corporate tax at the rate of 24% and 25% in 2017 and 2016, respectively. The corporate tax rate decreased from 26.5% in 2015 and 2014. The corporate tax rate in Israel will decrease in 2018 to 23% .

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Benefited Enterprise plans.

As of December 31, 2017, we had business loss carry forwards for tax purposes in the amount of $21.4 . The amount of our carry forward business losses will be offset against relevant taxable future income for an indefinite period.

As of December 31, 2017, the foreign subsidiaries had operating loss carry forwards for tax purposes in the amount of $28.1. A portion of such losses expires over a period from 2023 through 2037, and some of them can be carried forward indefinitely.

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

Since we have not yet generated taxable income, the exempt period of benefits to which we are entitled as an Approved Enterprise has not yet begun.

The Investments Law has been amended several times over the last years, with the three most significant changes effective as of April 1, 2005 (the “2005 Amendment”), and as of January 1, 2011 (the “2011 Amendment”) and as of effective January 1, 2017 (the "2016 Amendment).  Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investments Law.  Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investments Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investments Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment. The following discussion is a summary of the Investments Law prior to its amendments as well as the relevant changes contained in the subsequent legislation.

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investments Law and, instead, participate in an alternative benefits program. Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise.  The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period.    If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.  Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Since we have not yet generated taxable income, the period of benefits to which we are entitled to exempt from corporate tax as an Approved Enterprise has not yet begun.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise.  Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the balance of the Limitation period (described below) and the-level of foreign investment in the company in each year, as explained above.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the year of commencement, or 12 years from the first day of the Year of Election (“Limitation period”)..

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

Tax Benefits under the 2016 Amendment

In December 2016, an additional amendment to the Law was passed (the “2016 Amendment”), which provides for:

(1)	A reduction in the tax rate for Preferred Enterprises in Development Zone A from 9% to 7.5%; and

(2)	Additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in the 2016 Amendment) to 12%.

The 2016 Amendment came into effect in January 2017 as regulations for its implementation were promulgated by the Minister of Finance. The Company examined the possible effect of the 2016 amendment and at this time does not believe it will elect to apply the 2016 amendment.

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

               Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Israeli Resident Corporations. Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described above, the corporate tax rate in 2016 was 25% , and is planned to decrease to 24% and 23% in 2017 and 2018 respectively.

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

None.

ITEM 15.       CONTROLS AND PROCEDURES

(a)          Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017.  Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures as of such date were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)          Report of Management on Internal Control Over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017 under those criteria.

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

(c)          Not applicable

(d)          There has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

In 2017 and 2016, we engaged the services of Kost Forer Gabbay and Kasierer, an independent registered accounting firm (a member of Ernst & Young Global) (“EY”), to audit our financial statements.  The aggregate fees billed by EY for professional services rendered for the audit of our annual financial statements included in this Annual Report and other services in connection with statutory and regulatory filings or engagements for the fiscal year ended December 31, 2017 and 2016 were $328,000 and $246,000, respectively.

Tax Fees
For the fiscal years ended December 31, 2017 and 2016 the aggregate fees billed for tax compliance, tax advice and tax planning by EY were $12,

Other services

For the fiscal year ended December 31, 2017 the aggregate fees billed EY for non-audit services were $7,655. For the fiscal year ended December 31, 2016 the aggregate fees billed EY for non-audit services were $21,742.

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

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We follow the Companies Law, the relevant provisions of which are summarized in Item 10 to this annual report, rather than comply with the NASDAQ requirements relating to: (i) the quorum for adjourned shareholder meetings; (ii) executive sessions of independent directors, which are not required under the Companies Law; (iii) that director nominees either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, and (iv) shareholder approval with respect to issuance of securities under equity based compensation plans. NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require compensation committee and shareholder approval

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18.       FINANCIAL STATEMENTS

See pages F-1 through F-39.

ITEM 19.       EXHIBITS

Number	Description
1.1	Amended and Restated Articles of Association of the Company amended October 19, 2017 (incorporated by reference to exhibit 99.1 to the Company’s 6-K Form filed on September 5, 2017).
1.2	Memorandum of Association of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (registration number 333-05718).
2.1	Form of Ordinary Shares Purchase Warrant of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed on June 14, 2011).
4.1	Employee Agreement between the Company and Izhak Nakar (incorporated by reference to Exhibit 4.1 to the Company’s Form 20-F for the year ended December 31, 2012).
4.2	Top Image Systems Ltd. 2003 Amended Option Plan (2013) (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed on September 3, 2013).
4.4	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 4.12 to the Company's annual report on Form 20-F for the year ended December 31, 2006).
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

Number	Description
4.8	Securities Purchase Agreement dated December 5, 2016 by and between the Company and HCP-FVE, LLC.
4.9	Convertible Note, dated December 5. 2016, issued by the Company to HCP-FVE, LLC.
8	List of Subsidiaries.
12.1	Certification of the principal executive officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer– member of Ernst & Young Global.
15.2	Audit Committee Charter (incorporated by reference to exhibit 14.3 to Company’s annual report on Form 20-F for the year ended December 31, 2003).
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
Brendan Reidy
Chief Executive Officer

Date: May 16, 2018

TOP IMAGE SYSTEMS LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TOP IMAGE SYSTEMS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Top Image Systems Ltd (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operation, comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2003.
Tel-Aviv, Israel
May 16, 2018

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,636	$2,231
Restricted cash	119	220
Trade receivables (net of allowance for doubtful accounts of $ 1,298 and $ 361 at December 31, 2016 and 2017, respectively)	6,717	5,226
Other accounts receivable and prepaid expenses	829	1,108

Total current assets	15,301	8,785

LONG-TERM ASSETS:
Severance pay fund	1,029	638
Restricted deposits	145	163
Long-term deposits and long-term assets	136	77
Property and equipment, net	1,000	793
Intangible assets, net	3,623	2,353
Goodwill	18,405	18,822

Total long-term assets	24,338	22,846

Total assets	$39,639	$31,631

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$3,017	$800
Trade payables	1,237	1,543
Deferred revenues	3,594	3,033
Accrued expenses and other accounts payable	3,430	4,324

Total current liabilities	11,278	9,700

LONG-TERM LIABILITIES:
Accrued severance pay	1,214	721
Non-current deferred revenues	2,626	1,893
Long-term convertible note	4,388	4,936
Other long-term liabilities	140	212

Total long-term liabilities	8,368	7,762

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value -
Authorized: 125,000,000 shares at December 31, 2016 and 2017; Issued and outstanding: 17,932,230 and 18,167,066 shares at December 31, 2016 and 2017, respectively	200	203
Additional paid-in capital	63,693	64,487
Accumulated other comprehensive loss	(3,561)	(3,606)
Accumulated deficit	(40,377)	(46,965)

Total parent shareholders' equity	19,955	14,119

Non-controlling interest	38	50

Total shareholders' equity	19,993	14,169

Total liabilities and shareholders' equity	$39,639	$31,631

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)
	Year ended December 31,
	2015	2016	2017
Revenues:

License	$7,708	$5,973	$5,236
Services	26,083	25,662	24,432

Total revenues	33,791	31,635	29,668

Cost of revenues:
License	545	701	562
Services	15,593	16,119	16,093

Total cost of revenues	16,138	16,820	16,655

Gross profit	17,653	14,815	13,013

Operating expenses:
Research and development, net	4,797	4,581	4,997
Selling and marketing	10,894	7,448	6,586
General and administrative	7,492	6,910	6,593
Restructuring related costs	-	1,142	-
Amortization of intangible assets	390	502	613

Total operating expenses	23,573	20,583	18,789

Operating loss	(5,920)	(5,768)	(5,776)
Financial expenses, net	1,145	956	603
Other income, net	4	12	7

Loss before taxes on income	(7,061)	(6,712)	(6,372)

Tax (expenses) Income	(1,215)	115	(204)

Net Loss	$(8,276)	$(6,597)	$(6,576)

Attributes to:
The Company's shareholders	$(8,295)	$(6,610)	$(6,588)
Non-controlling interests	19	13	12

	$(8,276)	$(6,597)	$(6,576)

Net loss per Ordinary share attributable to the Company's shareholders:

Basic	$(0.46)	$(0.37)	$(0.37)

Diluted	$(0.46)	$(0.37)	$(0.37)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data)

	Year ended December 31,
	2015	2016	2017

Net Loss	$(8,276)	$(6,597)	$(6,576)

Foreign currency translation adjustments	(567)	(540)	(45)

Comprehensive Loss	$(8,843)	$(7,137)	$(6,621)

Attributed to:
Company's Shareholders	$(8,843)	$(7,150)	$(6,633)
Non-controlling interests	19	13	12

Comprehensive Loss	$(8,824)	$(7,137)	$(6,621)

The accompanying notes are an integral part of the consolidated financial statements

TOP IMAGE SYSTEMS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

				Accumulated
			Additional	other			Non
	Ordinary shares		paid-in	comprehensive	Accumulated		controlling
	Number	Amount	capital	loss	deficit	Total	Interest	Total Equity

Balance at January 1, 2015	17,823,959	$198	$61,559	$(2,454)	$(25,472)	$33,831	$6	$33,837

Exercise of warrants and stock options	95,167	1	189	-	-	190	-	190
Other comprehensive loss	-	-	-	(567)	-	(567)	-	(567)
Share-based compensation expenses	-	-	808	-	-	808	-	808
Net loss	-	-	-	-	(8,295)	(8,295)	19	(8,276)

Balance at December 31, 2015	17,919,126	199	62,556	(3,021)	(33,767)	25,967	25	25,992

Exercise of warrants and stock options	13,104	1	17	-	-	18	-	18
Other comprehensive loss	-	-	-	(540)	-	(540)	-	(540)
Share-based compensation expenses	-	-	1,120	-	-	1,120	-	1,120
Net loss	-	-	-	-	(6,610)	(6,610)	13	(6,597)

Balance at December 31, 2016	17,932,230	$200	$63,693	$(3,561)	$(40,377)	$19,955	$38	$19,993

Issuance of Ordinary shares	234,836	3	(3)	-	-	-	-	-
Other comprehensive loss	-	-	-	(45)	-	(45)	-	(45)
Share-based compensation expenses	-	-	797	-	-	797	-	797
Net loss	-	-	-	-	(6,588)	(6,588)	12	(6,576)

Balance at December 31, 2017	18,167,066	$203	$64,487	$(3,606)	$(46,965)	$14,119	$50	$14,169

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2015	2016	2017

Cash flows from operating activities:
Net Loss	$(8,276)	$(6,597)	$(6,576)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Share-based compensation expenses	808	1,120	797
Depreciation and amortization	1,876	2,103	1,974
Accrued severance pay, net	63	(21)	(102)
Loss from sale of property and equipment, net	-	-	5
Decrease in long term assets	61	69	63
Decrease in deferred tax assets, net	820	-	-
Decrease in trade receivables, net	2,015	2,456	1,496
Increase (decrease) in interest pay	-	17	(17)
Increase (decrease) long term liabilities	(40)	(301)	620
Decrease (increase) in other accounts receivable and prepaid expenses	(184)	51	(246)
Increase (decrease) in trade payables	41	(96)	236
Increase (decrease) in deferred revenues	655	104	(1,480)
Increase (decrease) in accrued expenses and other accounts payable	1,121	(866)	609

Net cash used in operating activities	(1,040)	(1,961)	(2,621)

Cash flows from investing activities:
Decrease (increase) in restricted deposits	48	145	(119)
Increase in long term deposits	(23)	(2)	-
Purchase of property and equipment	(905)	(225)	(493)
Business acquired	(216)	-	-

Net cash used in investing activities	(1,096)	(82)	(612)

The accompanying notes are an integral part of the consolidated financial statements.

TOP IMAGE SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017

Cash flows from financing activities:
Proceeds from exercise of Warrants and stock options	190	18	-
Change in other long term convertible note	-	4,422	-
Decrease (increase) in short term bank borrowings	77	2,923	(2,200)

Net cash provided (used) by financing activities	267	7,363	(2,200)

Effect of exchange rate on cash and cash equivalent balances	(113)	(88)	28

Increase (decrease) in cash and cash equivalents	(1,982)	5,232	(5,405)
Cash and cash equivalents at the beginning of the year	4,386	2,404	7,636

Cash and cash equivalents at the end of the year	$2,404	$7,636	$2,231

Supplemental disclosure of cash flows activities:

Cash paid during the year for:

Taxes	$14	$72	$118

Interest	$107	$143	$165

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

The Company has one customer that accounts for more than 10% of revenues.

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

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

e.	Restricted cash and long-term deposits:

Restricted cash is primarily invested in short term and long-term deposits. For more information, refer to Note 8c.

f.	Long – term deposits and long-term assets:

Consist mainly of long-term prepaid expenses for motor vehicle and office leasing.

g.	Property and equipment, net:

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the asset (asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Company on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Company will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

During the years 2015, 2016 and 2017, no impairment losses had been identified for intangible assets and property and equipment.

i.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, "Intangible - Goodwill and Other," goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

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

The Company operates in one operation-based segment and in one reporting unit. The Company performed a qualitative assessment during the fourth quarter of 2017 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

During the years 2015, 2016 and 2017, no impairment charge was recognized.

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

The Company reports revenues in two categories: license revenue and services revenue. License revenue includes perpetual or term licenses.  Service revenue includes cloud services, professional services and post-contract customer support (“PCS”).  Our arrangements for license our cloud offerings often contain multiple other elements, including professional services and PCS.

The Company recognizes revenue in accordance with ASC 985-605, "Software Revenue Recognition ("ASC 985-605"), which generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements.  Software revenue recognition requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor's specific objective evidence ("VSOE") of fair value exists for those elements.   Revenues are allocated using the residual method when a license arrangement includes multiple elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is probable.   PCS revenue is deferred and recognized on a straight-line basis over the term of the agreement.  Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

For sales that do not included a perpetual software, we recognize revenues in accordance to Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

Deferred revenues represent unearned amounts received by customers and not yet recognized as revenues.

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

At December 31, 2017, the Company has one share-based employee compensation plan, which is described extensively in Note 11.

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

The fair value of the Company's stock options granted to employees and directors was estimated using the following assumptions:

	Year ended December 31,
	2015	2016	2017

Dividend yield	0%	0%	0%
Expected volatility	36%-69%	40%-86%	53%-84%
Risk-free interest rate	0.26%-2.30%	0.52%-2.55%	1.09%-2.35%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple- employees	2.50	2.60	1.88
Suboptimal exercise multiple- management	2.50-2.60	3.00	2.29

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

The Company has also defined contribution plans to some of its employees pursuant to section 14 to the Severance Pay Law under which the Company pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods.

Severance expenses for the years ended December 31, 2015, 2016 and 2017 amounted to approximately $ 295, $ 246 and $ 152, respectively.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2017, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. The core principle of the ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company adopted the ASU 2014-09 on January 1, 2018, using the modified retrospective method of adoption. The Company is substantially complete with its evaluation of the impact of adopting ASU 2014-09 on its consolidated financial statements and does not expect significant changes in the timing or method of its revenue recognition. The Company has identified and implemented changes to its accounting processes and controls to support the new revenue recognition and disclosure requirements.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU was effective for annual and interim periods beginning after December 15, 2016.

The Company has determined that adoption of this method will have no material influence on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), which requires lessees to record a right-of-use asset and a lease liability on their balance sheets.

Topic 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company has elected not to early adopt this standard.  The Company expects that most of its operating lease commitments will be subject to Topic 842 and will be recognized as right-of-use assets and lease liabilities upon adoption with no material impact on its results of operations or cash flows.

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 requires that the statement of cash flows provides the change in the total of cash, cash equivalents, and restricted cash or restricted cash equivalents. This will result in us no longer showing the changes in restricted cash balances as a component of cash flows from financing activities but instead include the balances of both current and long-term restricted cash with cash and cash equivalents in total cash, cash equivalents and restricted cash for the beginning and end of the periods presented. The ASU will become effective in the first quarter of fiscal year 2018, early adoption is permitted. The Company has determined that adoption of this method will have no material influence on the financial statements.

NOTE 3:	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2017

Government authorities	$45	$83
Prepaid expenses	700	768
Rent and motor leasing deposits	31	32
Others	53	225

	$829	$1,108

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	PROPERTY AND EQUIPMENT

	December 31,
	2016	2017
Cost:

Computers and peripheral equipment	$7,385	$7,876
Office furniture and equipment	1,019	1,092
Leasehold improvements	109	112

	8,513	9,080
Accumulated depreciation:

Computers and peripheral equipment	6,607	7,243
Office furniture and equipment	816	942
Leasehold improvement	90	102

	7,513	8,287

Depreciated cost	$1,000	$793

Depreciation expenses amounted to $ 641, $ 668 and $704 for the years ended December 31, 2015, 2016 and 2017, respectively.

As to charges, see Note 8b.

NOTE 5:	INTANGIBLE ASSETS

Intangible assets arose from a 2014 acquisition.

a.	Identifiable intangible assets:

	December 31,
	2016	2017
Original amount:
Customer relations	$3,997	$3,997
Technology	3,005	3,005

	7,002	7,002
Accumulated amortization:
Customer relations	1,032	1,645
Technology	2,347	3,004

	3,379	4,649

Intangible assets, net	$3,623	$2,353

b.	Amortization expenses amounted to $ 1,435 and $ 1,270 for the years ended December 31, 2016 and 2017, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS (Cont.)

c.	Estimated amortization expenses of intangible assets for the year ended:

December 31,	Other intangible assets

2018	649
2019	615
2020	466
2021	354
2022	269

$2,353

NOTE 6:          GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2017 are as follows:

Balance as of January 1, 2016	$19,091

Foreign currency translation adjustments	(686)

Balance as of December 31, 2016	18,405

Foreign currency translation adjustments	417

Balance as of December 31, 2017	18,822

NOTE 7:	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2016	2017

Employees and payroll accruals	$255	$251
Government authorities	621	867
Accrued vacation pay	175	171
Accrued expenses	1,478	2,303
Factoring advance payments	167	120
Capital leases – current portion	271	254
Other	463	358

	$3,430	$4,324

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.
With respect to the participation of the Israeli Government in software research and development costs, the Company is committed to pay to the Government royalties at the rate of 3%-3.5% of revenues from sale of its iCMR software, up to a maximum of 100% of the amount of participation received, linked to the dollar, plus interest at the LIBOR rate.

The Company's total outstanding obligation in respect of royalty-bearing Government participation received or accrued, net of royalties paid or accrued, amounted to $674 as of December 31, 2017.

2.
The Company has entered into non-cancelable operating lease agreements for the lease of motor vehicles, facilities rental and certain equipment. The leasing deposits are recorded as part of other account receivables.

The Company's facilities are leased under non-cancelable operating lease agreements, which expire on various dates, the latest of which is in 2021.

As of December 31, 2017, the Company is required to make the following minimum lease payments under operating leases for its motor vehicles, rental facilities and certain equipment:

2018	1,183
2019	851
2020	358
2021	178

Total	$2,570

Rental expenses for motor vehicles, facility rental and certain equipment expenses amounted to $ 1,194, $ 1,361 and $ 1,292 for the years ended December 31, 2015, 2016 and 2017, respectively.

3.
In 2016 the Company signed a $3,000 line of credit agreement with an Israeli bank. The line of credit bore interest at Libor plus 4.2% and was collateralized by the Company’s Accounts Receivable.  Borrowings under this arrangement was $3,000 as of December 31, 2016.  The line was repaid and cancelled in May 2017.

In 2017 the Company signed a $2,500 line of credit agreement with an U.S. bank. The line of credit bears interest at Libor plus 2.5% and is collateralized by the Accounts Receivable of the Company’s United States subsidiary.  Borrowings under this arrangement were $.8 as of December 31, 2017.  As of December 31, 2017 the Company was in compliance with all covenants in the agreement.  Subsequent to December 31, 2017, the borrowings under the line were repaid and the line was cancelled.

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

2.
To secure revolving credit facilities and guarantees from a bank, the Company recorded a floating charge on its plant, assets and rights and fixed charges on its unpaid share capital and its goodwill in favor of this bank (see also note 8a (3)).

c.	Guarantees:

1.	The Company has secured some of its lease agreements by a bank guarantee in the amount of $ 132.

2.	The Company provided certain customers and vendors with a $ 251 bank guarantee.

d.
Legal proceedings:

During 2016, a third party that the Company works with sued the Company for alleged comments that they believe the Company made that could lead to a breach of contract. The Company has filed a counter-suit.  In March 2018 the parties settled all claims in exchange for a payment of approximately $389 thousand, which was accrued in the Company’s financial statements as of December 31, 2017.   Subsequent to December 31, 2017 we paid the third party $389 thousand in relation to the settlement of all claims.

In August 2017, one of the Company’s customers claimed for damages for non-contractual fulfilment. The Company and it's attorneys cannot yet assess the possible outcome.

In October 2017 a former executive raised claim regarding his termination from employment.  In December 2017 the parties settled all claims in exchange for a payment totaling approximately $569 thousand to be throughout 2018, which was accrued in the Company’s financial statements as of December 31, 2017.

In December 2017, one of the Company’s customers claimed for damages, for non-contractual fulfilment. The Company and it's attorneys cannot yet assess the possible outcome.

In March 2018, one of the Company’s customers claimed for alleged breach of maintenance contact by the Company. The Company and it's attorneys cannot yet assess the possible outcome.

Subsequent to December 31, 2017, in March 2018, one of the Company’s customers claimed for alleged breach of maintenance contact by the Company. The Company and it's attorneys cannot yet assess the possible outcome.

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

According to the provisions of the Investment Law, the Company's income is tax-exempt for a period of two years commencing with the year it first earns taxable income, and subject to corporate taxes at the reduced rate of 10% to 25%, for an additional period of five to eight years (subject to the limitation period of the benefits according the laws) depending upon the level of foreign ownership of the Company.

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

The entitlement to the above benefits is contingent upon the fulfillment of the conditions stipulated in the Amendment and regulations published there under. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest and linked to changes in the Israeli CPI. As of December 31, 2017, the Company believes that it is meeting the aforementioned conditions.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

The Company elected 2009 as a year of election under the Amendment. The Amendment entitles the Company to a corporate tax exemption for a period of two years and to a reduced corporate tax rate of 10% - 25% (based on the percentage of foreign ownership) for an additional period up to eight years from the first year it has taxable income (the "Benefits period"). The benefits period of the company ends in 2020.

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

As of December 31, 2017, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise" and "Benefited Enterprise".

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

In December 2016, an additional amendment to the Law was passed (the “2016 Amendment”), which provides for: (1) A reduction in the tax rate for Preferred Enterprises in Development Zone A from 9% to 7.5%; and, (2)  Additional benefits to Preferred Technological Enterprises by reducing the tax rate on preferred Technological Enterprise income (as such is defined in the 2016 Amendment) to 12%. The Company examined the possible effect of the 2016 amendment and at this time does not believe it will elect to apply the 2016 amendment.

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

4.          Corporate tax rates:

Israeli companies are generally subject to corporate tax on their taxable income. As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was  26.5% and 25%, respectively). In December 2016, the Israeli Parliament approved the Economic Efficiency Law which reduces the corporate income tax rate to to 23% effective from January 1, 2018.

5.	According to section 145 of the Israeli Tax Ordinance the Company's tax assessments till and include the year 2012 are considered as final assessments.

b.	Carryforward losses:

As of December 31, 2017, Top Image Systems Ltd. has accumulated carryforward losses and capital losses in the amount of $21,383 and $1,891, respectively. The losses can be carryforward against relevant taxable income for an indefinite period. Starting 2015, the Company fully depreciated its deferred tax assets for its carry forward net operating losses in Israel.

As of December 31, 2017, the subsidiaries had operating losses carryforwards for tax purposes in the amount of $ 26,110.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

As of December 31, 2017, the U.S. subsidiaries had U.S. Federal and State net operating losses carryforwards of approximately $23,880, which can be carried forward and offset against taxable income for 6 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. As a result, the Company's management believes that annual limitations may result in the expiration of net operating losses before utilization.

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

d.	Loss before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2016	2017

Domestic	$(5,453)	$(6,012)	$(7,920)
Foreign	(1,608)	(700)	1,548

	$(7,061)	$(6,712)	$(6,372)

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)\

NOTE 9:	TAXES ON INCOME (Cont.)

e.	Taxes on income (expenses) are comprised as follows:

	Year ended December 31,
	2015	2016	2017

Current taxes	$(194)	$115	$(204)
Deferred taxes	(1,021)	-	-

	$(1,215)	$115	$(204)

Domestic	$(1,268)	$-	$-
Foreign	53	115	(204)

	$(1,215)	$115	$(204)

f.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2017

Carryforward losses	$12,859	$14,188
Research and development expenses	547	492
Provision for bad debt	-	16
Accrued severance pay	46	19
Accrued vacation pay	28	22

Deferred tax assets before valuation allowance	13,480	14,737

Deferred tax liability:
Intangible assets	(1,377)	(894)
Deferred revenues	(62)	(87)

Deferred tax liabilities before valuation allowance	(1,439)	(981)

Net deferred tax assets before valuation allowance	12,041	13,756

Valuation allowance	(12,041)	(13,756)

Net deferred tax assets	$-	$-

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

Starting2015, the Company recorded a full valuation allowance on its deferred tax assets, since it assessed that the deferred tax assets will not be realized during that period.

Based on a consideration of these factors, the Company has established a valuation allowance of $ 12,041 and $ 13,756 at December 31, 2016 and 2017, respectively.

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

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	TAXES ON INCOME (Cont.)

h.	A reconciliation of the beginning and ending amounts of unrecognized tax benefits in the year ended December 31, 2016 and 2017 are as follows:

Gross unrecognized tax benefits as of January 1, 2016	$315
Deduction of unrecognized tax benefits	-

Gross unrecognized tax benefits as of December 31, 2016	315

Gross unrecognized tax benefits as of January 1, 2017	315
Increase in tax provisions prior years	183
Increase in tax provisions current year	-

Gross unrecognized tax benefits as of December 31, 2017	498

As of December 31, 2017, there was $498 of unrecognized income tax benefits that, if recognized, would impact the effective tax rate in the period in which each of the benefits is recognized.

NOTE 10:       LONG-TERM CONVERTIBLE NOTE

On December 5, 2016, the Company entered into a convertible note agreement with a new investor (“Investor”), in the amount of $4,388 net of issuance expenses in the amount of $612. The note has a term of four years with a maturity date of December 5, 2020, should it not be converted before that time. The note shall accrue interest equal to the prime rate, as published by the Wall Street Journal plus 2.5%, if being paid in cash, or 3% if payment is made in securities of the Company’s, per year. The Company bares sole discretion as to how it shall pay interest. The interest will be compounded quarterly so long as it is unpaid, and the loan is unconverted. Conversion to Preferred Shares is dependent on the filing of the amendment of the Article of Association ("AOA"), to include a new class of preferred shares of the Company, by the shareholders.  The shareholders approved the revised Articles of Association during the annual shareholders meeting in October 2017.  As of March 31, 2018, the preferred shares have not been issued and the note has not been converted into preferred shares.  It is not known when or if the conversion will occur.

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

If at any time after, the Closing Price is 250% greater than the Conversion Price for at least 45 consecutive Trading Days then the Company may elect to require the Investor to convert a portion or all of their outstanding Preferred Shares into Ordinary Shares. The Company is required by the SPA to file a “shelf” registration statement with the SEC.  The “shelf” registration statement has not yet been filed and the Company does not know when it will be filed. Since the “shelf” registration statement has not been filed, the Mandatory Conversion Commencement Date shall be extended until the registration statement is effective.

Subsequent to December 31, 2017, the Company entered into a binding commitment with the Investor which provides for a new credit facility, as described more fully in NOTE 16: SUBSEQUENT EVENTS.  Upon drawing of the funds of thecredit facility, the $5,000 in convertible notes, plus accrued interest, will be exchanged for the second lien term loans provided for in the Term Sheet and the convertibility to convertible preferred shares will be cancelled.

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

During the year ended December 31, 2017, the Company's shareholders approved the grant of 25,000 options each to the members of the Board of Directors and. The options were granted at an exercise price of $1.29 per share and vest between 1 to 2 years.

During the year ended December 31, 2017, the Company's Board of Directors approved the grant of 545,809 options and 163,563 RSU’s to certain employees and officers of the Company. The options were granted at an exercise price range between $1.26 and 1.29 per share. Such options have vesting schedules of between 1 to 2 years.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2017, an aggregate amount of 1,722,279 options are still available for future grant under of the above-mentioned plan.

As of December 31, 2017, 3,119,293 options and RSU’s are outstanding.

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

e.	The following is a summary of the Company's stock options granted to employees among the various plans:

	Year ended December 31, 2017
	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Outstanding at the beginning of the year	2,323,760	$2.89	7.63	$0
Granted	545,809	1.27
Exercised	0	0
Forfeited	(246,999)	2.64

Outstanding at the end of the year	2,622,570	$2.58	6.95	$-

Exercisable at the end of the year	1,608,833	$2.79	5.63	$-

Vested and expected to vest at end of year	2,551,505	$2.29	6.96	$-

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. Total intrinsic value of options exercised for the year ended December 31, 2017 was $ 0. As of December 31, 2017, there was $ 1,204 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2003 and 2017 Stock Plans. This cost is expected to be recognized over a period of approximately 2.75 years.

The weighted average grant date fair values of options granted during 2016 and 2017 were $ 0.93 and $ 0.76, respectively.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options granted to non-employees plan:

	Year ended December 31, 2017
Issuance Date	Options of shares of common stock	Exercise price per share	Option exercisable	Exercisable through
	(number)		(number)
May 2016	20,000	1.55	-	-

The options outstanding as of December 31, 2017, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted average
	Outstanding	average	Weighted	exercisable	exercise
Range of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	options
price	2017	life (years)	price	2017	exercisable

$ 1.30	585,809	8.98	1.28	40,000	1.30
$ 1.55 - $ 2.25	1,442,145	6.85	1.93	968,542	2.01
$ 3.30 - $ 6.04	614,616	5.25	4.14	600,291	4.16

	2,642,570	6.95	2.58	1,608,833	2.79

f.	Restricted Stock Units (“RSUs”)

During 2016, the Company updated their Stock Option Plan to include RSUs.

In 2016 and 2017, the Company issued RSU’s totaling 563,654 and 163,563, respectively.  One third of the 563,654 RSUs issued in 2016, were exercised on August 23, 2017.

As of December 31, 2017, 492,381 RSUs were outstanding with an aggregate amount of 194,048 RSUs still available for future grants under of the above-mentioned plan.

The following is a summary of the Company's RSUs granted:

	Number of Shares Underlying Outstanding Restricted Stock Units	Weighted- Average Grant Date Fair Value
Outstanding as of January 1, 2017	563,654	1.22
Granted	163,563	1.35
Exercised	(234,836)	-
Forfeited	-	-
Unvested as of December 31, 2017	492,381	$1.26

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:       SHAREHOLDERS' EQUITY (Cont.)

g.
During the years ended December 31, 2015, 2016 and 2017, the Company recognized share-based compensation expense related to employee and consultant, in the amount of $ 808, $1,120 and $ 797, respectively, as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenues	$150	$211	$107
Research and development, net	90	127	89
Selling and marketing	198	243	94
General and administrative	370	539	507

Total share-based compensation expense	$808	$1,120	$797

NOTE 12:	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA

a.	Business segment, geographical areas and foreign operations:

The Company applies ASC 280, "Segment Reporting". The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). Total revenues are attributed to geographic areas based on the location of the customers.

b.	Geographical information :

1.	Revenues:

	Year ended December 31,
	2015	2016	2017
License Revenues

Far East	$1,433	$1,736	$2,730
Germany	2,421	1,099	1,058
Rest of Europe	2,127	922	877
North and South America	1,343	1,961	339
Africa and Middle East	384	255	231

	7,708	5,973	5,236
Service Revenues

Far East	3,837	4,191	3,692
Germany	4,881	4,164	3,957
Rest of Europe	4,658	4,016	3,674
North and South America	12,270	12,847	12,808
Africa and Middle East	437	444	296

	26,083	25,662	24,427

Total revenues	$33,791	$31,635	$29,663

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS DATA (Cont.)

2.	The following is a summary of long-lived assets within geographic areas based on the assets' locations:

	Year ended December 31,
	2016	2017

Israel	$110	$75
USA	737	589
Other	153	129

Total Long-lived assets:	$1,000	$793

NOTE 13:	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2015	2016	2017

Net loss used for the computation of diluted net loss per share	$(8,295)	$(6,610)	$(6,586)

Weighted average Ordinary shares outstanding	17,870,588	17,925,684	18,006,776

Effect of dilutive securities:

Employees stock options	*) -	*) -	*) -
Warrants	*) -	*) -	*) -

	-	-	-

Diluted weighted average Ordinary shares outstanding	17,870,588	17,925,684	18,006,776

Basic loss per Ordinary share	$(0.46)	$(0.37)	$(0.37)

Diluted loss per Ordinary share	$(0.46)	$(0.37)	$(0.37)

*)         Anti-dilutive.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	FINANCIAL EXPENSE

	Year ended December 31,
	2015	2016	2017

Interest expenses	$107	$143	$691
Fair value adjustments for deferred revenues	109	66	-
Exchange rate loss	828	630	(146)
Bank charges	101	117	58

	$1,145	$956	$603

NOTE 15:	RELATED PARTY TRANSACTION

According to the Company's agreement with Izhak Nakar, the previous chairman of the board, in consideration for his services to the Company worldwide, the chairman of the board will be entitled to compensation in the amount of US $ 28.1 plus VAT per month ("the consulting fees"). This amount was reduced to US $ 25.3 plus VAT per month, during the months of April to December 2016.  The arrangement expired in June 2017.

During 2015, 2016, 2017 the previous chairman of the board has been entitled to compensation, including the bonus, on the amount of $323, $359 and $197, respectively for his consulting fees.

TOP IMAGE SYSTEMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:	SUBSEQUENT EVENTS

In May 2018, in order to provide the Company with additional liquidity if needed, The Company entered into term sheet (“Term Sheet”) with the an affiliate of the Investor which provides for a new senior secured term loan of up to $3,000 (“Senior Loan”) as part a secured credit facility (“Credit Facility”) that would include the existing convertible notes held by an affiliate of the Investor in an amount of $5,600.    The Senior Loan would include monthly repayments of $50 in 2019 and $100 from January 2020 through maturity (such amount to increase on the happening of certain events), an interest rate of Prime plus 5% payable monthly and a 36-month term.  In connection with the Credit Facility the Company will issue 10-year warrants to purchase the number of the Company’s ordinary shares equal to 40% of the total Credit Facility divided by the market price.    The warrants will have an exercise price equal to the market price of the ordinary shares plus 15%. The Credit Facility will be secured by the Company’s assets and will be guaranteed by each of the Company’s subsidiaries, subject to certain limitations.   The Senior Loan would be required to the prepaid on certain events and would be prepayable at the Company’s option at a premium beginning one year following closing.

The Company has not yet determined if it will draw on the Credit Facility.  The issuance of the warrants and the changes to the Convertible Note are conditioned upon the drawing the funds of the Credit Facility.

In December 2017, the Company secured a $2.5 million line of credit with a U.S. based bank.   The line was secured by the accounts receivables of our U.S. subsidiary and bore interest at 2.5% or 3% (if in stream line mode) per annum and matured in December 2018.  The Company had borrowings outstanding of $0.8 million against the line of credit at December 31, 2017.  Subsequent to December 31, 2017, the borrowings under the line were repaid and the line was cancelled.